Form 20-F
period 2000-12-31
DRAXIS HEALTH INC /CN/
filed 2001-06-29
CIK 845802

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 20-F
         (Mark One)

          [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

          [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     Commission File Number: 0-17434

                              --------------------

                               DRAXIS HEALTH INC.
             (Exact name of Registrant as specified in its charter)

                                     CANADA
                 (Jurisdiction of incorporation or organization)

       6870 GOREWAY DRIVE, 2nd FLOOR, MISSISSAUGA, ONTARIO, CANADA L4V 1P1
                    (Address of principal executive offices)

                              --------------------

              Securities registered or to be registered pursuant to
                           Section 12(b) of the Act.

   Title of each class                Name of each exchange on which registered
   -------------------                -----------------------------------------
         NONE                                         NONE

                              -------------------

              Securities registered or to be registered pursuant to
                           Section 12(g) of the Act.

                                  COMMON SHARES
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act.

                                      NONE
                                (Title of Class)

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                      Shares - 36,565,102 (as of 12/31/00)


         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            Yes   X      No
                                ------     -----

         Indicate by check mark which financial statement item the Registrant has elected to follow.

                        Item 17              Item 18  X
                              ------               -----

                                TABLE OF CONTENTS

                                                                                                             Page
Item 1.       Identity of Directors, Senior Management and Advisers............................................1

Item 2.       Offer Statistics and Expected Timetable..........................................................1

Item 3.       Key Information..................................................................................1

Item 4.       Information on Company..........................................................................10

Item 5.       Operating and Financial Review and Prospects....................................................47

Item 6.       Directors, Senior Management and Employees......................................................59

Item 7.       Major Shareholders and Related Party Transactions...............................................74

Item 8.       Financial Information...........................................................................76

Item 9.       The Offer and Listing...........................................................................77

Item 10.      Additional Information..........................................................................78

Item 11.      Quantitative and Qualitative Disclosures About Market Risk......................................90

Item 12.      Description of Securities Other Than Equity Securities..........................................91

Item 13.      Defaults, Dividends Arrearages and Delinquencies................................................91

Item 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds....................91

Item 17.      Financial Statements............................................................................91

Item 18.      Financial Statements............................................................................91

Item 19.      Exhibits........................................................................................91

                                       PART I.


Item 1.     Identity of Directors, Senior Management and Advisers

         Not Applicable

Item 2.     Offer Statistics and Expected Timetable

         Not Applicable

Item 3.     Key Information

         DRAXIS Health Inc. ("DRAXIS" or the "Company") is a diversified specialty pharmaceutical company with operations in the following niche markets:

         o    radiopharmaceuticals

         o    contract manufacturing

         o    Canadian pharmaceutical sales and marketing

         o    companion animal health.

         Our radiopharmaceuticals manufacturing and sales business is conducted through the Company's subsidiary DRAXIMAGE Inc. ("DRAXIMAGE"). The Company's controlled subsidiary DRAXIS Pharma Inc. ("DPI") conducts our contract manufacturing business. We engage in Canadian pharmaceutical sales and marketing through DRAXIS Pharmaceutica ("DRAXIS Pharmaceutica"), which operates as a division of DRAXIS. Our subsidiary Deprenyl Animal Health, Inc. ("DAHI") focuses on pet health products. Our registered and principal office is located at 6870 Goreway Drive, 2nd Floor, Mississauga, Ontario, L4V 1P1.

         The selected data set forth in the following table are expressed in Canadian dollars and in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). All data presented below should be read in conjunction with, and is qualified in its entirety by, reference to the audited Consolidated Financial Statements and Notes.

                                                                                   U.S. GAAP
                                                          (in thousands of Canadian dollars except share related data)
                                                       -------------------------------------------------------------------
                                                                                  December 31,
                                                       ------------- -------------- ------------ ------------ ------------
                                                           2000          1999          1998         1997         1996
                                                       ------------- -------------- ------------ ------------ ------------
     Consolidated Operating Data
         Revenues                                          $52,727       $43,748        $53,341      $44,488      $14,100
         (Loss) income from operations                      (1,647)      (15,738)         8,078        1,823       (6,548)
         Net (loss) income before cumulative
         effect of accounting change                          (675)       (8,122)         5,505        1,777      (27,164)
         Cumulative effect of accounting change            (28,765)           --             --           --           --
         Net (loss) income                                 (29,440)       (8,122)         5,505        1,777      (27,164)

     Earnings (loss) Per Share
         Basic                                               (0.81)        (0.24)          0.17         0.06       (1.20)
         Fully diluted                                       (0.81)        (0.24)          0.15         0.06       (1.20)

     Loss Per Share - Canadian GAAP (restated)
         Basic                                               (0.12)        (0.21)        (0.34)       (0.52)       (0.01)
         Fully diluted                                       (0.12)        (0.21)        (0.34)       (0.52)       (0.01)

     Consolidated Balance Sheet Data
         Total assets (unaudited)                           99,040        86,263         84,915       52,390       41,091
         Shareholders' equity                               35,594        60,046         57,959       49,440       42,377
         Common stock (unaudited)                           80,609        76,909         66,808       63,790       58,389
         Number of shares outstanding at year end       36,565,102    35,557,366     32,280,524   31,035,861   29,263,602
         Weighted average number of shares              36,324,199    33,825,654     31,950,704   29,695,743   22,545,890
         outstanding

     Exchange Rate
         At balance sheet date                                .6676         .6887         .6511        .6987        .7298
         Average for the year                                 .6740         .6736         .6751        .7225        .7336

         The average exchange rate for Canadian dollars to U.S. dollars on June 22, 2001 was 0.6566.

         The high and low exchange rate for Canadian dollars to U.S. dollars for each month for the past six months prior to May 30, 2001 is as follows:

  ----------------------- --------------------------------- -------------------------- -------------------------
          Month                        Average                 High Exchange Rate         Low Exchange Rate
  ----------------------- --------------------------------- -------------------------- -------------------------
   December 2000                       0.6570                         0.6689                    0.6432
  ----------------------- --------------------------------- -------------------------- -------------------------
   January 2001                        0.6656                         0.6710                    0.6588
  ----------------------- --------------------------------- -------------------------- -------------------------
   February 2001                       0.6577                         0.6709                    0.6477
  ----------------------- --------------------------------- -------------------------- -------------------------
   March 2001                          0.6424                         0.6551                    0.6329
  ----------------------- --------------------------------- -------------------------- -------------------------
   April 2001                          0.6417                         0.6494                    0.6316
  ----------------------- --------------------------------- -------------------------- -------------------------
   May 2001                            0.6493                         0.6545                    0.6423
  ----------------------- --------------------------------- -------------------------- -------------------------

Overview

         This Annual Report (Form 20-F) contains forward-looking statements (within the meaning of the Securities Exchange Act of 1934, as amended) and information that are based on management's beliefs, as well as assumptions made by and information currently available to management. When used in this Annual Report (Form 20-F), the words "anticipate," "estimate," "believe," "expect," "potential," "intend," "designed" and "should" and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make numerous assumptions with respect to industry performance, general business, economic and regulatory conditions, access to markets and materials and other matters, all of which are inherently subject to significant uncertainties and contingencies and many of which are beyond the Company's control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company believes that any of the following risk factors could cause the Company's actual results to differ from those that may have been or may be projected in forward-looking statements made by or on behalf of the Company from time to time. The forward-looking statements in this Annual
Report (Form 20-F) are contained principally under Items 4 and 5.

                                  RISK FACTORS

         The following list of factors may not be exhaustive, as we operate in a rapidly changing business, and new risk factors emerge from time to time. We cannot predict such risk factors, nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, do not rely on forward-looking statements as a prediction of actual results.

         The following summarizes the major risks and uncertainties facing us:

We may not be able to get timely regulatory approval for our products.

         Preclinical studies and clinical trials, as well as the manufacturing and marketing of our existing and potential products, are subject to extensive regulation by the Health Products and Food Branch of Health Canada ("HPF") and other authorities in Canada and by numerous federal, state and local government authorities in the United States, including the Food and Drug Administration ("FDA"). Similar regulatory requirements exist in Europe and other countries. To the extent we choose to explore foreign markets, we may rely on foreign licensees to obtain regulatory approvals in such countries. The commercialisation of certain of our products will be subject to rigorous preclinical and clinical testing and other premarket approval requirements by the FDA, HPF and similar authorities in other foreign countries. Any failure or delay by us, our collaborators or licensees to comply with applicable requirements or obtain regulatory approvals for our products could adversely affect the marketing of products developed or licensed by us and our ability to receive product or royalty revenue.

         The regulatory process, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of the drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

         We manufacture, or expect to manufacture, many active pharmaceutical ingredients and advanced pharmaceutical intermediates that are used in our customers' drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA, HPF and other jurisdictions, as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products. To the extent that our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

We may not be able to obtain and enforce effective patents to protect our proprietary rights from use by competitors, and the patents of other parties could require us to stop using or pay to use certain intellectual property, and our competitive position and profitability could suffer as a result.

         Our success will depend, in part, on our ability to obtain, enforce and maintain patent protection for our technology in Canada, the United States and other countries. We cannot assure you that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect our technology. In addition, no assurance can be given that any patents issued to or licensed by us will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to us. Our competitor Ceva Sante Animale is opposing issued patents relating to our product Anipryl(R) in the United Kingdom; we are defending ourselves vigorously in this opposition. The patent positions of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. In addition, we do not know whether any of our current research endeavours will result in the issuance of patents in Canada, the United States, or elsewhere, or if any patents already issued will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the United States and Canada are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we were the first to create inventions claimed by pending patent applications or that we were the first to file patent applications for such inventions. Certain patents related to our products have expired. Loss of patent protection could lead to generic competition for these products, and others in the future, which would materially and adversely affect the financial prospects for these products and, to a lesser extent, the Company.

         Our commercial success will also depend in part on our not infringing patents or proprietary rights of others and not breaching the licenses granted to us. The degree of patent protection afforded to pharmaceutical or biotechnological inventions around the world is uncertain and varies significantly between different countries. There can be no assurance that we will be able to obtain a license to any third-party technology or patents that we may require to conduct our business or that such technology or patents can be licensed at a reasonable cost. Failure by us or our collaborators to obtain a license to any technology or patents that we may need to commercialise our technologies or products may result in delays in marketing our proposed products or the inability to proceed with the development, manufacture or sale of products requiring such licenses and may have a material adverse effect on us.

         We have been required to, and may continue to be required to, engage in litigation and other patent proceedings to enforce patents issued to us, to defend our right, title and interest to patents related to our products and to determine the scope and validity of other parties' proprietary rights. These proceedings can be costly, and if the outcome of any such proceedings is adverse to us, we could lose the right to sell some of our products or could be required to pay damages.

         We also rely on unpatented trade secrets, improvements and know-how to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our corporate partners, collaborators, employees and consultants. These agreements could be breached, and we may not have adequate remedies for any breach. Further, our trade secrets could otherwise become known or be independently discovered by competitors.

If our collaborative and commercial relationships with third parties on whom we rely are unsuccessful, our business may suffer.

         To be successful, we must continually establish and maintain strategic relationships with leaders in a number of biotechnology and pharmaceutical industry segments. This is critical to success because such relationships enable us to extend the reach of our products and sales in various jurisdictions, generate additional revenue and develop and deploy new products in various marketplaces. Entering into strategic relationships is complicated as some of our current and future strategic partners may decide to compete with us in some or all of the markets or refuse to fulfil or honour their contractual obligations to us.

         We have entered into a number of product in-licensing and out-licensing arrangements in which our business and financial success is dependent on third parties. In many of our product in-licensing arrangements, the product licensor is responsible for developing a body of data upon which we can base a submission to the HPF, FDA or other regulatory authority. The interests of the other party to each of these agreements may not be or remain consistent with our interests, and our collaborators may not succeed in developing a body of data that can form the basis of regulatory approval. Should our collaborators fail to develop such body of data to enable us to obtain the requisite regulatory approvals or otherwise fail to honour their commitments to us or meet our expectations, our business, financial condition and results of operations may be materially and adversely affected. In addition, we cannot control the amount and timing of resources our collaborators devote to the products to which they have rights or to the subject matters of our agreements with them generally. The agreements may be terminated by our collaborators in certain circumstances.

         To the extent we enter into product out-licensing arrangements for the marketing or distribution of our own products with collaborative partners, any revenues we receive will depend upon the efforts of third parties. There can be no assurance that any third party will market our products successfully or that any third-party collaboration will be on terms favourable to us. If any marketing partner does not market a product successfully, our business might be materially and adversely affected.

If our collaborators, employees, or consultants disclose our confidential information to others despite confidentiality agreements in place, our business may suffer.

         Our practice is to require our employees, collaborators, consultants and outside scientific advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties, subject to certain specific limited exceptions. In the case of employees, the agreements provide that all inventions conceived by the individual shall be our exclusive property. These agreements, however, may not provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorised use or disclosure of such information.

We are subject to regulation by governments in many jurisdictions and, if we do not comply with healthcare, manufacturing and environmental regulations, our existing and future operations may be curtailed, and we could be subject to liability.

         The HPF, FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture at our facilities could cause us to lose profits or incur liabilities.

         Products manufactured by us will have to comply with the FDA's current Good Manufacturing Practices ("cGMP") and other FDA and/or HPF guidelines and regulations. Additionally, certain of our customers may require us to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA periodically inspects drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If we fail to comply with the cGMP requirements, we may become subject to possible FDA action and manufacturing at the facility could consequently be suspended.

         The FDA may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product;
(iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.

         Canadian and United States federal, state, local and provincial regulations govern extensively the use, manufacture, storage, handling and disposal of hazardous material and associated waste products. Although we believe that the operations at our facilities comply in all material respects with the applicable environmental laws in Canada and the United States, we cannot completely eliminate the risk of substantial environmental liabilities. Any failure by us or any of our subsidiaries to comply with the present or future environmental laws in Canada and the United States, or elsewhere, could result in any of the following: (i) cessation of portions or all of our or our subsidiaries' operations; (ii) imposition of fines; (iii) restrictions on our or our subsidiaries' ability to carry on or expand our operations; (iv) significant expenditures by us in order to comply with environmental laws and regulations; or (v) liabilities in excess of our resources. Any of these sanctions could have a material adverse effect on our business, financial condition and results of operations

         We have in place facilities and procedures designed to reduce and, to the extent possible, eliminate the risk of environmental contamination resulting from the processing of raw materials and, more specifically, from the radiopharmaceutical business of our subsidiary DRAXIMAGE and the manufacturing business of our subsidiary DPI. We also have in place a regular maintenance program to ensure continued compliance with all applicable environmental regulations.

Competition from manufacturers and marketers of generic drugs may reduce our revenue and profits.

         Our brand name drugs face competition from generic drugs, which can have adverse effects upon sales. We have attempted to mitigate the impact of generic competition by diversifying our product lines and entering into agreements to share in the profits from the sales of generic versions of our products. However, competition from generics could result in lower revenues and margins.

Our business could be harmed if there were a dispute or disruption with our unionised employees.

         Although our subsidiary DPI currently has a good relationship with the United Food & Commercial Workers International Union, Local 291 (AFL-CIO), there can be no assurance that future labour difficulties will not arise. Should such difficulties arise which lead to significant grievance issues and/or a labour strike, such events might have a material adverse effect on our business.

Factors beyond our control could cause interruption in our operations, which would adversely affect our reputation in the marketplace and our results of operations.

         To succeed, we must be able to operate our manufacturing facilities without interruption. We could suffer an interruption caused by damage from a variety of sources, many of which are not within our control, including, fire, flood and other natural disasters, power loss and telecommunication failure, software and hardware errors, failures or crashes and similar disruptions. Any significant interruptions in our operations would damage our reputation in the marketplace and have a negative impact on our results of operations.

Although we carry insurance, a successful liability claim could negatively impact our business.

         The use of any of our unapproved products under development and the sale of any approved products may expose us to liability claims resulting from the use of these products. Such claims might be made directly by consumers, healthcare providers or by pharmaceutical companies or others selling such products. We currently have liability insurance, but we cannot provide assurance that we will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to this potential liability. We might not be able to maintain or obtain additional commercially reasonable product liability insurance for any products approved for marketing. A successful product liability claim or a series of claims brought against us could have a material adverse effect on our business, financial condition or results of operations.

If the market does not accept our products, our business could be harmed.

         There can be no assurance that any of our products in development or products recently launched will achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of the products, the establishment and demonstration of the potential advantages over existing and new treatment methods and the reimbursement policies of government and third-party payors. There can be no assurance that physicians, patients, payors or the medical community in general will accept and utilise any existing or new products that may be developed by us.

         We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available. There can be no assurance that existing products or new products developed by our competitors will not be more effective, or be more effectively marketed and sold, than any that may be developed or sold by us. Competitive products may render our products obsolete and uncompetitive prior to recovering research, development or commercialisation expenses incurred with respect to any such products.

         Many of our existing or potential competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than do we. In addition, many of these competitors have significantly greater experience in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining regulatory approvals and manufacturing and marketing such products. Accordingly, our competitors may succeed in commercialising products more rapidly or effectively, which could have a material adverse effect on our business, financial condition or results of operations.

Failure of one of our current or future clinical trials could have a materially negative impact on our future prospects.

         The development of new products is subject to a number of significant risks. Potential products that appear to be promising in various stages of development may not reach the market for a number of reasons. Such reasons include the possibilities that the potential product will be found ineffective or unduly toxic during preclinical or clinical trials, fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical to market or not achieve market acceptance, or be precluded from commercialisation by proprietary rights of third parties. Certain products we are attempting to develop have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production of such products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise would have to be developed is uncertain. Many of our potential products will require significant additional research and development efforts and significant additional preclinical and clinical testing, prior to any commercial use. There can be no assurance that we will successfully meet any of these technological challenges, or others that may arise in the course of development.

         Before obtaining regulatory approval for the commercial sale of any product under development, we must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious. The results from preclinical studies and clinical trials may not be totally predictive of results obtained in larger clinical trials, and there can be no assurance that our or any collaborators' clinical trials will demonstrate safety and efficacy, achieve regulatory approvals or result in marketable products. A number of companies in the biotechnology and pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. Failure to successfully complete clinical trials on a timely basis could have an adverse effect on our future business, financial condition and results of operations.

Our profit depends in part on reimbursement policies and regulations of government health administration authorities, private health insurers and other organisations.

         The business and financial condition of pharmaceutical companies will continue to be affected by the efforts of governments and third-party payors to contain or reduce the costs of health care through various means. For example, in certain markets, including Canada, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar government controls. In addition, an increasing emphasis on managed health care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. While we cannot predict whether such legislative or regulatory proposals will be adopted or the effects such proposals or managed care efforts may have on our business, the announcement and/or adoption of such proposals or efforts could have a material adverse effect on our business and financial condition and that of our current and prospective corporate partners. Accordingly, our ability to establish strategic alliances may be adversely affected. In addition, in Canada, the United States and elsewhere, sales of prescription pharmaceutical products are dependent, in part, on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. To the extent we succeed in bringing new products to market, there can be no assurance that these products will be considered cost-effective and reimbursement to consumers will be available or will be sufficient to allow the sale of these products on a competitive basis. The Patented Medicine Prices Review Board, which monitors and controls prices of patented drug products marketed in Canada, may assert jurisdiction over our products under development which may limit the prices that can be charged for such products. We may not be able to obtain prices for our products under development that will make them commercially viable.

Our future success depends on our ability to grow, and if we are unable to manage our growth effectively, we may incur unexpected expenses and be unable to meet our customers' requirements.

         We will need to expand our manufacturing facilities and operations in order to expand our customer base and increase manufacturing efficiencies as well as to launch a series of products into the Canadian marketplace over the next few years. We cannot be certain that our employees, systems, procedures, controls and existing space will be adequate to support expansion of its operations. Our future operating results will depend on the ability of our officers and key employees to manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems and operational excellence in order to achieve established business objectives. An unexpectedly large increase in the volume of manufacturing business or the number of orders placed by customers may require us to expand and further upgrade our facilities and the technology related to our manufacturing. We may not be able to project the rate of timing of such increases or customer demands accurately or to expand and upgrade our facilities and supporting systems and infrastructure to accommodate such increases. Difficulties in managing any future growth could have a significant negative impact on our business because we may incur unexpected expenses and be unable to meet our customers' requirements.

Our financial results may fluctuate, and our future revenue and profitability are uncertain.

         Our ability to achieve and maintain profitability in the foreseeable future depends on the commercial success of our products and services. Because we will be launching or are in the process of launching new products in new markets, revenues are difficult to predict and may fluctuate substantially from period to period. In addition, product development programs will require substantial additional investment, including the cost of clinical trials, obtaining additional regulatory approvals, if necessary, and marketing and sales expenses associated with potential new product introductions. Our manufacturing facility will continue to require capital investment in order to expand its operations. The success of our subsidiaries DRAXIMAGE and DPI will rely significantly on the ability of both companies to increase substantially their manufacturing capabilities to satisfy customer demand. There can be no assurance that, or if so when, we will successfully develop, receive regulatory approvals for, or manufacture or market, any new products for our own marketing purposes, or for third parties. The research, development, production and marketing of new products will require the application of considerable technical and financial resources by us and our collaborators, while revenues that are generated by such products, if successfully developed and marketed, may not be realised for several years. We may not be able to sustain profitability. We may require external financing to complete certain aspects of our strategic plan, and external sources of capital may not be available at an acceptable cost. Should Societe Generale de Financement du Quebec ("SGF") divest its interest in DPI, or the shareholder relationship between us and SGF become strained, there may be a negative effect on us and our manufacturing facility operations.

If we cannot adapt to changing technologies, our products and services may become obsolete and our business could suffer.

         Because the biotechnology and pharmaceutical industry is characterised by rapid technology change and obsolescence, we may be unable to anticipate changes in our current and potential customer requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing products and services, develop new technology that addresses the increasing sophistication and varied needs of our respective customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology and investing in certain niche markets entails significant technical and business risks. We may not be successful in using our new technologies or exploiting our niche markets effectively or adapting our businesses to evolving customer requirements or emerging industry standards.

Our common share price has been, and is likely to continue to be, volatile.

         The market prices for the securities of pharmaceutical and biotechnology companies, including ours, have historically been highly volatile, and the market has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in our operating results, announcements of competing technological innovations or new therapeutic products by our competitors, clinical trial results, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by us or others and general market conditions can have an adverse effect on the market price of our shares. In particular, the realisation of any of the risks described herein could have a material adverse impact on such market price. Sales of substantial amounts of our shares in the public market, or the perception that such sales will occur, could also adversely affect the market price of our shares and make it more difficult in the future for us to raise funds through equity offerings.

         If we lose the services of key personnel, we may be unable to replace them, and our business could be negatively affected.

         Our success depends on the retention of principal members of our management and scientific staff and on our ability to continue to attract, motivate and retain additional key personnel. The market for retaining and obtaining such key personnel is intense and the loss of the services of key personnel or the failure to recruit necessary additional personnel could materially and adversely affect operations and our research and development efforts.

         Although we consider the actions to be entirely without merit, should current lawsuits against us succeed, we could incur a substantial loss.

         Although we believe the Knoll, Innovations Foundation and University of Toronto proceedings are without merit (see "Legal/Arbitration Proceedings" under Item 8), these disputes may not be resolved in our favour. It is possible that a court or arbitration tribunal may find us to be infringing validly issued patents of third parties or practising the intellectual property of others. In that event, in addition to the cost of defending the underlying proceedings, we may have to pay license fees, additional royalties and/or damages, and may be prohibited from conducting certain activities. Under such circumstances, we could incur substantial loss and our business could be negatively affected.

Item 4.  Information on Company

         DRAXIS is an emerging diversified specialty pharmaceutical company with operations in four niche markets: radiopharmaceuticals through DRAXIMAGE; contract manufacturing through DPI; Canadian pharmaceutical sales and marketing operating as DRAXIS Pharmaceutica, a division of DRAXIS; and companion animal health through DAHI and its global alliance with Pfizer Inc. with respect to Anipryl(R).

         The Company's operations are integrated across manufacturing, sales and marketing, as well as the development and in-licensing of pharmaceutical products.

         DRAXIS is currently emerging from a transitional phase of its development. To date, the Company has been reliant on income earned from Anipryl(R). For the year ended December 31, 2000, the Company's companion animal health business was the Company's only business to contribute positively to operating income. In the near term, however, the Company expects to lessen this reliance as it develops a diversified profit base from its other business units. In particular, the Company expects radiopharmaceuticals and contract manufacturing to become major sources of longer-term revenue and earnings growth. Our registered and principal office is located at 6870 Goreway Drive, 2nd Floor, Mississauga, Ontario, LV4 1P1. Our telephone telephone number is
(905) 677-5500.

History and Development of the Company

         The Company was incorporated as Deprenyl Research Limited on October 13, 1987 under the Canada Business Corporations Act. The Company was founded principally to engage in the marketing in

Canada of prescription pharmaceuticals discovered, developed or acquired by Chinoin Pharmaceutical and Chemical Works Co., Ltd., the first of which was Eldepryl(R) (l-selegiline), Chinoin's proprietary pharmaceutical for the treatment of Parkinson's disease.

         Beginning in 1990, the Company expanded on its knowledge and experience with l-selegiline by initiating directly on its own behalf, as well as through contract research arrangements, studies designed to investigate the potential of l-selegiline for companion animal use. This initiative ultimately resulted in the formation of its subsidiary, DAHI.

         In 1991 the Company began to invest in the applications of aminolevulinic acid photodynamic therapy which resulted in the formation of a subsidiary, DUSA Pharmaceuticals, Inc. The Company divested DUSA in 1996.

         By late 1992, the Company faced considerable uncertainty due to the impending genericisation of Eldepryl(R) which, at that time, still accounted for almost 100% of the Company's revenues. Faced with this as well as other business challenges, in 1992 the Company began the process of recruiting new senior management to develop and implement a new strategic business plan for the Company to address: (i) the generic threat to its lead drug; (ii) expanding and diversifying its established Canadian franchise; (iii) strengthening the Company's financial position; and (iv) diversifying from its Canadian base through the acquisition of niche pharmaceutical products or businesses with international growth potential.

         Between 1993 and 1998, the Company changed its name to DRAXIS Health Inc. and completed the following key corporate development initiatives, resulting in the establishment of the Company's existing four business units.

         Response to Generic Threat

          o December 1993 - extension of the Company's Eldepryl(R) franchise through an agreement with Novopharm Limited with respect to Novo-Selegiline, a generic version of Eldepryl(R). In September 1998, this agreement was renewed for a further five-year period.

         Canadian Pharmaceuticals

          o 1993 to 1998 - acquisition and licensing of several prescription and non-prescription products. See Item 4: Information on Company
               - Canadian Pharmaceutical Sales and Marketing.

          o June 1999 - licensing of the exclusive Canadian rights to eight neurology products from Elan Corporation plc for an up-front payment of $17.6 million.

         Financial Position

          o March 1996 - disposition of the Company's remaining interest in DUSA for net proceeds of $9.3 million.

          o April 1996 - public common share offering generating net proceeds of $11.6 million.

         Diversification

          o November 1996 - acquisition of the shares of DAHI that the Company did not previously own through a mandatory share exchange transaction valued at $23.4 million.

          o July 1997 - $11.9 million acquisition of the Company's radiopharmaceutical business which began operations through DRAXIMAGE.

          o December 1997 - licensing of DAHI's companion animal health drug, Anipryl(R), to Pfizer in return for milestone payments, royalties, a manufacturing supply agreement and a research collaboration; the $50.5 million in milestone payments and royalties earned to December 31, 2001 being largely re-invested in the development and growth of the Company's other businesses.

          o May 1998 - $15.8 million acquisition of the manufacturing facility operated by DPI.

         In 1999, the Company initiated a strategic review of its operations from the perspective of enhancing shareholder value. As part of this review, one of the conclusions reached was that the Company should focus on prescription pharmaceuticals rather than over-the-counter products. Accordingly, the Company divested its dermatology product lines in 2000 for aggregate proceeds of $13.3 million. Also as part of this review, the Company explored strategic alternatives involving DRAXIS Pharmaceutica which culminated in the May 2001 decision to retain ownership of this business.

Business Strategy

         The Company is fundamentally focussed on developing its radiopharmaceutical and contract manufacturing businesses, both of which the Company believes have significant long-term growth potential. Since 1997, considerable financial and management resources have been invested in developing these two businesses including:

          o A $9 million investment in the sterile lyophilisation (freeze-drying) capabilities of DPI to facilitate the commencement of manufacturing of DRAXIMAGE's Tc-99 Kits as well as securing additional third-party manufacturing contracts;

          o Various other projects to enhance DPI's capabilities and regulatory compliance;

          o The construction and later expansion of DRAXIMAGE's radiopharmaceutical production facilities; and

          o The development of DRAXIMAGE's product pipeline through the in-licensing of three novel radiopharmaceutical products:
               Amiscan(TM), BrachySeed(TM) and INFECTON.

         These initiatives are consistent with the Company's general business strategy of:

          o Focusing on specialty prescription pharmaceutical markets where the Company believes a competitive advantage can be developed and sustained;

          o Pursuing global opportunities and leveraging alliances with business partners when appropriate;

          o Diversifying risk over a number of niche pharmaceutical platforms and products;

          o Focusing on late stage research and development projects with near term market potential; and

          o Capitalising on opportunities associated with being a fully integrated pharmaceutical enterprise.

         The Company's immediate focus is on: (i) improving its near term financial and operational performance by increasing sales of existing products while maintaining tight expense management, improving manufacturing efficiency and effectiveness, and obtaining regulatory approvals of the Company's manufacturing facilities; and (ii) securing and advancing its base for long-term growth through the timely and cost-effective development of its existing product pipeline as well as identifying and capitalising on additional new business opportunities that are consistent with the Company's capabilities and contribute to the long term value of the Company.

         A description of the principal markets in which the Company operates and a breakdown of total revenues by category of activity and geographic market for the three most recent financial years is included in Note 23 of the Company's Consolidated Financial Statements and Notes beginning on page F-1.

Radiopharmaceuticals (DRAXIMAGE INC.)

         DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceuticals for the global marketplace.

         Founded in 1950 as a division of Charles E. Frosst & Co., the predecessor business to DRAXIMAGE pioneered and became a leader in the medical application of nuclear technology after assuming the development function from Atomic Energy of Canada Ltd. Following the 1965 acquisition of Charles E. Frosst & Co. by Merck Inc. ("Merck"), the business continued operations as a division of Merck's Canadian subsidiary, Merck Frosst Canada and Co. ("Merck Frosst"), until its acquisition by DRAXIS in 1997. As part of the acquisition, the Company was able to retain all of the business's managers, scientists and employees as well as its existing products and intellectual property.

         The acquisition of this business was consistent with the Company's strategy of acquiring speciality pharmaceutical platforms with global potential.

         DRAXIMAGE and its predecessor have a long history of technological and scientific progress in the field of radiopharmaceuticals. Notable achievements by DRAXIMAGE include: the development of lyophilised kits for the in-situ preparation of technetium-99m ("Tc-99m") radiopharmaceutical kits ("Tc-99m Kits"); the development of chelates for both the indium/yttrium and technetium/rhenium groups of metals and development of stabilisers for use in iodinated radiopharmaceuticals which resulted in DRAXIMAGE being one of the few companies to market iodinated products that do not require refrigeration.

         Key business development transactions involving DRAXIMAGE have included:

          o July 1997 - $11.9 million acquisition of the radiopharmaceutical division of Merck Frosst which began operations through DRAXIMAGE;

          o June 1998 - establishment of a strategic alliance with Molecular Targeting Technology, Inc. ("MTTI") to develop, manufacture and market potential novel imaging agents. The first opportunity being pursued under this alliance is Amiscan(TM), an agent for the imaging of myocardial infarct;

          o October 1999 - licensing from Isogenic Science Ltd. ("Isogen") of the rights to Isogen's proprietary technology related to brachytherapy seeds ("BrachySeed(TM)") for the treatment of various localised cancers;

          o December 2000 - entering into license, distribution and supply agreements for BrachySeed(TM)for the U.S. market with Cytogen Corporation; and

          o March 2001 - licensing from British Technology Group ("BTG") of the rights to INFECTON, an agent for imaging infection.

         DRAXIMAGE's growth strategy is to leverage its history and experience in radiopharmaceutical manufacturing, research and expanded manufacturing capabilities. In particular, DRAXIMAGE's business strategy includes:

          o Increasing sales of its existing Tc-99m Kits facilitated by the increase in manufacturing capacity following regulatory approval of DPI's lyophilisation manufacturing line;

          o Increasing sales of its radioactive product line, particularly in the U.S., facilitated by the recent expansion of its radiopharmaceutical manufacturing facility;

          o Timely, cost-effective development of its portfolio of unique imaging and therapeutic radiopharmaceutical products; and

          o Identifying and capitalising on additional new business opportunities which are consistent with DRAXIMAGE's capabilities.

Overview of Radiopharmaceuticals

         The medical specialty of nuclear medicine involves the use of short-lived radioisotopes for both diagnostic imaging and therapeutic applications. Pharmaceutical products used in such applications are commonly called radiopharmaceuticals.

         Frost and Sullivan, a pharmaceutical industry consulting firm, estimates the 2000 world-wide radiopharmaceutical market at US$2.0 billion which represents an increase of 11.5% over 1999. The U.S. represents approximately 50% of the total market, while Asia/Pacific accounts for 23%, Europe 20%, Canada 1% and the rest of the world at 6%.

         Imaging Applications

         The diagnostic imaging applications of nuclear medicine normally involve the intravenous administration of a radiopharmaceutical consisting of carrier with a particular binding affinity linked to low intensity, gamma-emitting radioisotope such as Tc-99m. Following administration of the radiopharmaceutical, the target organ is imaged using a scanning device such as a gamma camera that provides a picture of the targeted organ indicating visually, as well quantitatively, data concerning the distribution of radioactivity. A gamma camera consists of a scintillation crystal which, when placed over a region of the body, is capable of detecting gamma rays emitted by radionuclides in underlying tissues.

         A nuclear medicine image provides both static and dynamic information about the targeted organ thereby revealing functional and morphological information unobtainable by other imaging techniques such as X-ray, magnetic resonance imaging, computer tomography, and ultrasound which provide only anatomical information.

         Nuclear medicine imaging procedures are well-established and trusted medical procedures with many years of safe and effective use. Most procedures are performed with a minimum of discomfort and inconvenience to the patient and are less costly and involve less risk than alternative techniques such as biopsies.

         In the U.S., it is estimated that one in three hospital stays involves at least one nuclear medicine procedure aggregating in excess of 40,000 such procedures per day, 80 - 90 % of which involve the use of Tc-99m.

         Therapeutic Applications

         Increasingly, radiopharmaceuticals are being developed and used for radiotherapeutic applications that involve the use of higher intensity, beta-emitting radioisotopes such as yttrium-90, rhenium-186, holmiun-166 and lutetium-199.

         Examples of therapeutic radiopharmaceuticals, include:

          o Brachytherapy implants for the treatment of prostate and other forms of cancer;

          o Sodium iodide-131 for the treatment of thyroid cancer and hyperthyroidism;

          o Phosphorous-32 for the palliation of bone pain for patients with advanced bone metastases;

          o Sodium iodide-131 meta-iodobenzylguanidine for the treatment of neuroblastoma; and

          o    Guided brachytherapy (e.g. ProstaScint(R)from Cytogen).

         New generations of anti-cancer agents based on peptides, proteins, metabolites and monoclonal antibodies which have binding affinities to the surface of cancerous cells are being developed to be linked to a higher-intensity, beta-emitting radioisotope such as yttrium-90. Most molecules thus bound will become internalised permitting the delivery of therapeutic quantities of radiation to the malignant cell.

Competition

         The radiopharmaceutical field is highly specialised, and there are significant barriers to entry, especially in the therapeutic area. The barriers include both pharmaceutical product and nuclear regulatory regimes and the ability to handle radioactive materials and manufacture in a sterile lyophilised or freeze-dried form, which involves cGMP and manufacturing standards higher than those typically employed for most pharmaceutical products. In addition, manufacturing and distribution sub-systems must be well integrated and supportive to ensure that radiopharmaceutical products arrive to the end-user in time, and with the prescribed level of strength.

         Companies with significant radiopharmaceutical operations include the Medical Imaging Division of DuPont Pharmaceuticals Company; Nycomed Amersham plc; Mallinckrodt Inc., a subsidiary of Tyco International Ltd.; Schering AG; and Bracco SpA. In addition, there are a number of companies that are developing and/or marketing other radiopharmaceutical products including Cytogen, Immunomedics, Inc., Theseus Imaging Corporation, IDEC Pharmaceuticals Corporation and NeoRx Corporation.

         BrachySeed(TM)is entering a competitive marketplace for brachytherapy implants which in the U.S. currently includes the established market leader, Nycomed Amersham plc. Other competitors in this market include: Theragenics Corporation, North American Scientific, Inc., UroCor, Inc., Implant Sciences Corporation, Syncor International Corporation and Imagyn Medical Technologies, Inc.

         DRAXIMAGE is the only company that manufactures radiopharmaceuticals in Canada.

Marketed Products

         DRAXIMAGE's products can be divided into two groups: (i) radioactive products, which are in a radioactive and ready-to-use form when shipped to customers, and (ii) non-radioactive products (predominantly Tc-99m Kits), which are sold in lyophilised (freeze-dried), non-radioactive form consisting of sterile, pyrogen-free complexes of chemical and/or biological substances. Tc-99m Kits are reconstituted with sterile liquids and labelled with the radioactive element Tc-99m in the nuclear medicine lab of a hospital or a unit dose service supplier prior to use.

         Radioactive Products

         Radioactive products are distributed by DRAXIMAGE to the nuclear medicine departments of hospitals or diagnostic clinics in a ready-to-use form. DRAXIMAGE currently manufactures and markets the following radioactive products:

----------------------------------------------------------- --------------------------------------------------------
                         Product                                                  Indication
----------------------------------------------------------- --------------------------------------------------------
IMAGING PRODUCTS
----------------------------------------------------------- --------------------------------------------------------
    (51) Cr-Chromic Chloride Solution                        Diagnosis of gastroenteropathy
----------------------------------------------------------- --------------------------------------------------------
    (57) Co-Cyanocobalamin Capsule USP                       Diagnosis of Vitamin-B(12) malabsorption
----------------------------------------------------------- --------------------------------------------------------
    (57) Co-Cyanocobalamin Solution USP                      Diagnosis of Vitamin-B(12) malabsorption
----------------------------------------------------------- --------------------------------------------------------
    (57) Co-Standard Cobalt Reference Solution               Reference for (57)Co-Cyanocobalamin
----------------------------------------------------------- --------------------------------------------------------
    (111)In-Diethylene Triamine Pentacetic Acid Solution    Cisternography
----------------------------------------------------------- --------------------------------------------------------
    (111)In-Indium Chloride Solution                        Labelling of white blood cells, peptides and antibodies
----------------------------------------------------------- --------------------------------------------------------
    (131)I-Sodium Iodide Diagnostic Capsules and Solutions  Imaging of thyroid disorders
----------------------------------------------------------- --------------------------------------------------------
    (131)I-Iodinated Human Serum Albumin USP                Measurement of blood and plasma volume
----------------------------------------------------------- --------------------------------------------------------
    (131)I-Iodohippuric Acid Solution - USP                 Measurement of renal plasma flow
----------------------------------------------------------- --------------------------------------------------------
    (125)I-Iodinated Human Serum Albumin USP                Measurement of blood and plasma volume
----------------------------------------------------------- --------------------------------------------------------
    (133)Xe-Xenon Gas                                       Lung ventilation studies
----------------------------------------------------------- --------------------------------------------------------
THERAPEUTIC PRODUCTS
----------------------------------------------------------- --------------------------------------------------------
    (125)I BrachySeed(TM)                                   Treatment of various localised cancers
----------------------------------------------------------- --------------------------------------------------------
    (131)I-Sodium Iodide Therapeutic Capsules and Solutions Treatment of thyroid disorders
----------------------------------------------------------- --------------------------------------------------------
    (32) P-Sodium Phosphate Solution - USP                  Treatment of bone pain
----------------------------------------------------------- --------------------------------------------------------
OTHER
----------------------------------------------------------- --------------------------------------------------------
    (131)I-Sodium Iodine Solution - Chemical                Radiochemical synthesis
----------------------------------------------------------- --------------------------------------------------------
    (125)I-Sodium Iodide Solution - Chemical                Radiochemical synthesis
----------------------------------------------------------- --------------------------------------------------------

         BrachySeed(TM)

         In 2000, DRAXIMAGE received U.S. and Canadian regulatory approval for BrachySeed(TM) I-125, and the product was launched in both markets in early 2001. BrachySeed(TM) is used in the treatment of localised cancers, primarily prostate cancer, the second most common cancer in males, and can also be used as treatment of other localised tumours of the head, neck, lung, pancreas, breast and uterus.

         Brachytherapy for the treatment of prostate cancer involves the implantation of approximately 100 seeds into the patient's prostate through specially designed needles guided by direct observation, ultrasound and/or fluoroscopy. The seeds destroy cancer cells by delivering a concentrated and defined radiation dose.

         Brachytherapy is the fastest growing treatment for early stage prostate cancer and offers a number of advantages compared to alternative treatments including: rapid patient recovery, lower costs and reduced incidence of complications such as impotency and incontinence. Independent estimates place the current brachytherapy market at approximately $220 million in the U.S. and growing by approximately $100 million in three years.

         There are currently two radioisotopes used for brachytherapy implants: iodine 125 (which represents the majority of the current market) and palladium-103. While not all brachytherapy manufacturers have both isotopes available, DRAXIMAGE has incorporated both into its proprietary BrachySeed(TM) design. BrachySeed(TM) I-125 and Pd-103 are identical in their appearance, are implanted in the same manner and produce similar therapeutic effects. The primary difference between the two radioisotopes, however, is the rate at which they emit their energy. Palladium gives up 90% of its energy within two months, while it takes approximately six months for iodine to release 90% of its energy. The more energetic radiation from palladium-103 is believed to be suitable for certain more aggressive forms of prostate cancer.

         DRAXIMAGE believes that BrachySeed(TM) offers important advantages over its competitors including:

          o A patented design resulting in a nearly spherical dispersion field, delivering uniform doses of radiation to the affected area;

          o Double encapsulation of the radioisotope for additional patient safety;

          o Less then 3% variation between seeds compared to the industry standard of 5 - 7%; and

          o Excellent visualisation by fluoroscopy because of a platinun/iridium marker.

         The nearly spherical dispersion field provides a more uniform dosymmetry to reduce "cold spots," areas within the target organ not reached by the radiation. Such "cold spots" may occur when brachytherapy seeds do not provide symmetrical and spherical fields of radiation. This also permits the implantation of 8-10% fewer seeds to achieve the same dosimetry.

         In April 2001, DRAXIMAGE filed its BrachySeed(TM) Pd-103 for approval in U.S. and Canada. With the approval of BrachySeed(TM) Pd-103 expected in 2001, DRAXIMAGE will become only the fourth company to have both iodine-125 and palladium-103 versions of its brachytherapy implants available. In the U.S. marketplace, palladium-103 implants hold a premium position and price and with the trend towards earlier diagnosis of prostate cancer are expected to gain an increasingly larger market share, currently estimated at 45%.

         Non-Radioactive Products

         DRAXIMAGE currently markets the following non-radioactive products:

----------------------------------------------------------- --------------------------------------------------------
                         Product                                                  Indication
----------------------------------------------------------- --------------------------------------------------------






----------------------------------------------------------- --------------------------------------------------------
Tc-99M KITS
----------------------------------------------------------- --------------------------------------------------------
    (99m)Tc-MarcoAggregated Albumin Kit ("MAA")             Measurement of lung perfusion
----------------------------------------------------------- --------------------------------------------------------
    (99m)Tc-Diethylene TriaminePentacetic Acid Kit ("DTPA") Imaging of kidney function, blood pool imaging and Stabilised with p-Aminobenzoic Acid lung ventilation function
----------------------------------------------------------- --------------------------------------------------------
    (99m)Tc-Calcium Glucoheptonate Kit                      Imaging of kidney function
----------------------------------------------------------- --------------------------------------------------------
    (99m)Tc-MethyleneDiphosphonic     Acid    Kit    ("MDP")  Imaging of inflammatory and neoplastic bone disease
    Stabilised with p-Aminobenzoic Acid
----------------------------------------------------------- --------------------------------------------------------
    (99m)Tc-Calcium Gluceptate Kit                          Imaging of kidney function and blood pool imaging agent
----------------------------------------------------------- --------------------------------------------------------
OTHER
----------------------------------------------------------- --------------------------------------------------------
    Stannous Gluconate                                      Antibody labelling
----------------------------------------------------------- --------------------------------------------------------
    Sodium Carbonate/Bicarbonate Solution.                  Antibody labelling
----------------------------------------------------------- --------------------------------------------------------
    Acetic Acid/HCI Soln.                                   Antibody labelling
----------------------------------------------------------- --------------------------------------------------------
    Sterile Empty Vial                                      Antibody labelling
----------------------------------------------------------- --------------------------------------------------------
    A-C-D Solution Special Formula                          Use with (51)Cr-Sodium Chromate
----------------------------------------------------------- --------------------------------------------------------
    Intrinsic Factor Capsule                                Use with (57)Co-Cyanocobalamin
----------------------------------------------------------- --------------------------------------------------------
    Quality Control Kit                                     Nuclear pharmacy quality control kit
----------------------------------------------------------- --------------------------------------------------------

         DRAXIMAGE's major non-radioactive products are the MDP, DTPA and MAA Tc-99m Kits. While these products would technically be classified as generic pharmaceutical products, DRAXIMAGE's versions are proprietary and sold under the DRAXIMAGE trademark or of its local distributors. All three of these products have a reputation of high quality and enjoy a high degree of acceptance with DRAXIMAGE's customers.

         Due to production constraints, DRAXIMAGE is currently unable to satisfy the market demand for these kit products in the U.S. Once expanded manufacturing capacity comes on line, the opportunity exists to increase volumes with existing clients as well as to commence shipments to parts of Europe and Southeast Asia, territories where product approvals already are in place.

         Products under Development

         DRAXIMAGE has the following products under development:

----------------------------------------------------------- --------------------------------------------------------
                              Product                                             Indication
----------------------------------------------------------- --------------------------------------------------------
IMAGING PRODUCTS
----------------------------------------------------------- --------------------------------------------------------
    Fibrimage(R)                                              Deep venous thrombosis imaging
----------------------------------------------------------- --------------------------------------------------------
    Amiscan(TM)                                                Myocardial infarct imaging
----------------------------------------------------------- --------------------------------------------------------
    INFECTON                                                Infection imaging
----------------------------------------------------------- --------------------------------------------------------
    Somatoscan(R)                                           Imaging of neuroendocrine tumours, lymphoma,  carcinoid
                                                            and small cell lung cancer







----------------------------------------------------------- --------------------------------------------------------
                              Product                                             Indication
----------------------------------------------------------- --------------------------------------------------------
IMAGING PRODUCTS
----------------------------------------------------------- --------------------------------------------------------
THERAPEUTIC PRODUCTS
----------------------------------------------------------- --------------------------------------------------------
----------------------------------------------------------- --------------------------------------------------------
    103Pd BrachySeed(TM)                                       Cancer
----------------------------------------------------------- --------------------------------------------------------
    Somatostatin Therapy                                    Treatment   of   neuroendocrine   tumours, lymphoma,
                                                            carcinoid and small cell lung cancer
----------------------------------------------------------- --------------------------------------------------------

         Fibrimage(R)

         DESCRIPTION - Fibrimage(R) is a Tc-99m Kit for the imaging of active thrombus in deep vein thrombosis ("DVT") and is based on the fibrin binding domain ("FBD") of human fibronectin, a recombinant polypeptide with high binding affinity for fibrin dimer, the primary component of venous thrombus. Fibrimage(R) is designed to detect the early stages of thrombus formation and to distinguish chronic (i.e. inactive) from acute (i.e. active) thrombus. In DVT, a blood clot (or thrombus), forms in the veins, normally in the lower legs, thighs or pelvic areas. Patients with DVT are at risk of pulmonary embolism, which occurs when a clot associated with DVT breaks free, travels to the lungs and blocks blood flow to the lungs. In North America, it is estimated that there are over two million cases of DVT each year of which approximately 600,000 result in pulmonary embolism.

         TECHNOLOGY PARTNER - Recombinant FBD was developed by Bio-Technology General Corp. and is licensed to DRAXIMAGE on an exclusive, world-wide basis.

         REGULATORY STATUS - Fibrimage(R) entered Phase III clinical trials in Canada in early 2000. The Phase III trial for Fibrimage(R) has been hampered by the lack of availability of clinical trial materials. Phase II studies of Fibrimage(R) were completed in July 1999. The interim results from the Phase II studies were reported at the Society of Nuclear Medicine meeting held in Los Angeles in June 1999. Based on interim results of the investigators, lead by Dr. Raymond Taillefer of the Centre Hospitalier du l'Universite du Montreal Hotel Dieu Campus, observers concluded that Fibrimage(R) is a new and very promising radiopharmaceutical for the detection of DVT.

         COMPETING MODALITIES - Traditional approaches to the diagnosis of DVT have included Doppler ultrasound and contrast venography.

         POTENTIAL ADVANTAGES OF FIBRIMAGE(R) - DRAXIMAGE believes that nuclear medicine imaging with Fibrimage(R) will offer a number of advantages over existing imaging modalities including:

          o    The ability to image two hours post injection;

          o The ability to distinguish old (benign) thrombus from new (life threatening) thrombus;

          o    High degree of sensitivity and specificity; and

          o Lack of pain, degree of invasinesness and risk of side effect associated with venogaphy.

         Fibrimage(R) is considered by DRAXIMAGE to be an attractive alternative to Doppler ultrasound in diagnosing DVT in certain areas, such as below the knee and in the pelvis, where ultrasound is less efficacious. DRAXIMAGE believes that the only competitive product on the market at this time is AcuTect(TM), developed by Diatide Research Laboratories, a division of Berlex Laboratories, Inc. DRAXIMAGE believes that Fibrimage(R) will compete well against AcuTect(TM) because Fibrimage(R) binds to fibrin dimer, which comprises 75-80% of a blood clot.

         Amiscan(TM)

         DESCRIPTION - Amiscan(TM) is a formulation of technetium glucarate that is being developed as a sensitive indicator of acute myocardial infarct ("AMI"). It has been shown in animal models and independent human trials in Europe that Amiscan(TM) is selectively taken up in hypoxic heart tissue. This product is, therefore, configured as an infarct-avid radiolabelled agent to permit detection and localisation of AMI within a few hours of onset with minimal delay between injection and imaging. AMI occurs when blood supply to a portion of the heart is reduced or completely cut off due to an obstruction in one of the coronary arteries. As a result, heart muscle is deprived of oxygen and changes from fat metabolism to carbohydrate metabolism, thus causing uptake of technetium glucarate. In North America it is estimated that there are over five million cases of suspected myocardial infarct every year, of which approximately 20-25% are equivocal or difficult to diagnose.

         In 1999, the American Hospital Association (JAMA, Vol. 282, No. 23,
1999) reported that nuclear imaging could help physicians determine whether patients with suspected acute cardiac ischemia have normal cardiac blood flow and may safely be sent home rather than admitted to hospital.

         TECHNOLOGY PARTNER - DRAXIMAGE developed Amiscan(TM) in conjunction with MTTI pursuant to a strategic alliance established in June 1998. DRAXIMAGE and MTTI will co-market Amiscan(TM) in the U.S.

         REGULATORY STATUS - DRAXIMAGE filed an Investigational New Drug Application for Amiscan(TM) with both the FDA and the HPF in May 2000. In February 2001, DRAXIMAGE received permission from the FDA and the HPF to initiate a Phase II clinical study for Amiscan(TM). The Phase II study is currently being carried out at leading Nuclear Medicine centres in North America, including the University of Montreal, the University of Ottawa Heart Institute, Rhode Island Hospital, Brown University School of Medicine, the University of Western Ontario (London Health Sciences Centre), the University of Calgary (Foothills Hospital) and Lions Gate Hospital in Vancouver, B.C. The Phase I study was conducted by Dr. Raymond Taillefer of the Centre Hospitalier du l'Universite du Montreal Hotel Dieu.

         COMPETING DIAGNOSTIC MODALITIES - There are no current competitors to Amiscan(TM) reported. Current heart perfusion agents such as Cardiolite(R) from DuPont Pharmaceuticals Company and Myoview(TM) from Nycomed Amersham plc have the ability to distinguish normally perfused tissue from hypoxic tissue but the images are not specifically related to hypoxia and are limited to only imaging the absence of perfusion.

         POTENTIAL ADVANTAGES OF AMISCAN(TM) - Amiscan(TM) is expected to offer distinct advantages in diagnosis of AMI. However, more extensive clinical trials are required to confirm the preliminary results obtained with Amiscan(TM) in myocardial imaging.

         Somatoscan(R)/Somatostatin Therapy

         DESCRIPTION - Somatoscan(R) and Somatostatin Therapy are radiolabelled somatostatin peptides derived from a synthetic peptide based on MK-678, originally developed by Merck which shows a high binding affinity for the somatostatin receptors expressed in neuroendocrine tumours, lymphoma, carcinoid and small cell lung cancer. This peptide is being developed as both a diagnostic imaging (Somatoscan(R)) and therapeutic (Somatostatin Therapy) agent and will permit the identification and treatment of primary tumours and the correct diagnosis of metastatic lesions.

         TECHNOLOGY PARTNER - Somatoscan(R) and Somatostatin Therapy are based on innovative research by DRAXIMAGE and the University of Pennsylvania from which DRAXIMAGE has an exclusive world-wide licence.

         REGULATORY STATUS - A pilot study involving over 30 patients using an iodine-131-MK-678 demonstrated good uptake in all of the target tumour types. DRAXIMAGE's clinical studies will be designed to confirm the earlier successful results observed with the iodine-131 formulation.

         COMPETING PRODUCTS - There are two approved somatostatin-based imaging products in the marketplace: OctreoScan(R) from Mallinckrodt Inc. and NeoTect(TM) from Diatide Research Laboratories. Both of these molecules offer similar information but OctreoScan(R) is based on indium-111 and is more expensive than Tc-99m-based NeoTect(TM) and must be delivered in radioactive form. The Company is also aware that development work is also being done on other somatostatin-based cancer therapy products.

         POTENTIAL ADVANTAGES OF SOMATOSCAN(R) - DRAXIMAGE believes that by enabling the same molecule to used for both diagnosis and therapy, physicians will have a greater ability to deliver therapeutic quantities of radiation to specific targets in the body.

         INFECTON

         DESCRIPTION - INFECTON, a complex of Tc-99m and ciprofloxacin, is a new and novel agent for the imaging of infection. It is anticipated that INFECTON will be used to image a number of serious medical conditions, including fever of unknown origin, osteomyelitis (bone infection), wound infection, abdominal abscess, pneumonia, appendicitis, and tuberculosis. Many of these conditions are difficult to diagnose even by invasive means, or surgery.

         TECHNOLOGY PARTNER - INFECTON was discovered by Drs. Britton and Solanki at St. Bartholomew's Hospital in London, England. In March 2001, DRAXIMAGE entered into an agreement with BTG, the British crown intellectual property agency, a public company and global leader in commercialising early-stage innovative products and processes in the diverse fields of life sciences and high technology. The agreement gives DRAXIMAGE exclusive rights to manufacture and sell INFECTON in the U.S., Canada, South America and Europe.

         REGULATORY STATUS - INFECTON's proof of principle was established in a clinical trial sponsored by the International Atomic Energy Agency involving over 573 patients in which INFECTON displayed excellent results with the sensitivity of 88.3%, specificity of 86.5%, and an accuracy of 87.6%. The clinical study shows that the agent achieves up to 96% specificity in detecting bacteria in the lung, bones and tissues - areas where other diagnostics have failed in the past.

         COMPETING DIAGNOSTIC MODALITIES - The most specific current procedure for medical imaging of inflammation due to infection involves removing blood from the patient, isolating white blood cells in the patient's blood, radiolabelling the while blood cells with indium-111 or with technetium coupled to a carrier molecule and then injecting the white blood cells back into the patient where they localise around the site of the infection and emit radiation which can be detected using a gamma camera. White blood cells are not highly specific and cannot distinguish infection from inflammation.

         POTENTIAL ADVANTAGES OF INFECTON - Preliminary investigations suggest the possibility that INFECTON may be the first radiopharmaceutical capable of distinguishing inflammation from infection.

         Other Products

         DRAXIMAGE holds an option to acquire the Canadian marketing and global manufacturing rights to Ovarex(TM), an anti-ovarian cancer vaccine currently in Phase II development by AltaRex Corp.

         DRAXIMAGE is also in pre-clinical development of Atrial natriuretic peptide ("ANP"). ANP is a natural peptide produced in the atrium of the heart and is intended for development as an imaging agent for kidney structure and function. Radio-labelled ANP has demonstrated high binding affinity to receptors in both the lung and kidney. Experimental results in animals have shown that ANP is effective in the detection of kidney dysfunction associated with such diseases as diabetes, essential hypertension and reno-vascular hypertension induced by the stenosis of renal arteries. ANP is based on innovative research by DRAXIMAGE, the Clinical Research Institute of Montreal and the Research Institute of Hotel Dieu de Montreal, from which DRAXIMAGE has an exclusive world-wide licence.

Manufacturing

         Radioactive Products

         DRAXIMAGE manufactures in a cGMP compliant manufacturing and quality control department licensed by regulatory agencies in Canada, the United States and the European Union.

         DRAXIMAGE's radioactive products, including BrachySeed(TM), are custom-manufactured in its own radiopharmaceutical production laboratory located within the DPI facility. In December 2000, DRAXIMAGE began construction of additional radiopharmaceutical production space in anticipation of increasing volumes of its radiopharmaceutical line in the U.S. market. This expansion will approximately double the square footage of its existing facility. The new facility was completed in June and will be operational in July 2001.

         Most of the radioisotopes used to produce radiopharmaceuticals are supplied to DRAXIMAGE by MDS Nordion, a subsidiary of MDS Inc.

         A key distinguishing characteristic of the radiopharmaceuticals business is the requirement for a sophisticated logistics system.
Radiopharmaceuticals, by their very nature, decay over time thereby losing their potency and therefore the manufacturing and delivery systems must be well coordinated to ensure that the level of radioactivity is correct at the time of administration.

         Lyophilised Products

         DRAXIMAGE's Tc-99m Kits are manufactured currently at Merck Frosst's facility pursuant to the terms of an arrangement between Merck and DRAXIMAGE. At the present time, all production is sold, and there does not exist surplus product inventories at either the manufacturer, distributor, or customer level.

         DPI's lyophilisation facility is expected to receive regulatory approval in 2001 following which DPI will have the production capacity to approximately double the supply of Tc-99m Kits to DRAXIMAGE as compared to what is currently available from Merck Frosst.

Sales and Marketing

         At the present time, DRAXIMAGE's products are marketed primarily in Canada and the United States. As many of the products marketed by DRAXIMAGE have global approvals, it is expected that non-North American based revenues will gain greater prominence in the future. The most active growth areas are expected to be South America and Europe.

         For many years, DRAXIMAGE has been the primary Canadian supplier of iodine-131 and iodine-125 labelled radiopharmaceuticals, including solutions and capsules used primarily for the treatment and diagnosis of thyroid gland disorders and the diagnosis of kidney and lung dysfunction.

         United States

         DRAXIMAGE sells Tc-99m Kits in the U.S. through several distributors including Syncor International Company, which operates the largest chain of radiopharmacies (119 outlets servicing about 65-70% of the market) in the U.S. These products are sold to Syncor under the DRAXIMAGE trademark.

         Other U.S. distributors of Tc-99m Kits include: Mallinckrodt Inc., Nycomed-Amersham plc, CIS Bio-International (Groupe Oris Industrie S.A.) and United Pharmacy Partners Inc. The products are sold under the distributor's trademark, except for Mallinckrodt and United Pharmacy where the DRAXIMAGE trademark is promoted.

         In the U.S, all promotion strategies and expenses are the responsibility of the distributors. DRAXIMAGE provides assistance for such initiatives by supplying supportive scientific literature.

         DRAXIMAGE's BrachySeed(TM)is distributed in the U.S. by Cytogen.

         Canada

         In Canada, DRAXIMAGE currently markets most of its products directly to end-users through a co-operative agreement with DuPont Pharma Inc. ("DuPont"), a subsidiary of DuPont Pharmaceuticals Company, pursuant to which the DuPont and DRAXIMAGE sales forces promote the two companies' non-competitive product lines. This arrangement allows for enhanced coverage of the Canadian market while reducing administrative and shipping costs.

         DRAXIMAGE markets BrachySeed(TM) in Canada directly to hospitals and health care buying groups through its own sales force.

         Europe

         The radiopharmaceutical market in Europe is characterised by strong regional fragmentation which gives the leading market share to the individual manufacturer located in each one of the major countries (i.e. Nycomed Amersham plc in the UK, Sorin Radiofarmaci Srl in Italy and CIS in France). DRAXIMAGE's marketing activities in Europe are presently limited to the distribution of some of its products through Holland. With the expectation of increased capacity in 2001 for both "hot" and Tc-99m Kit products, DRAXIMAGE is actively exploring ways to provide broader coverage of the European market.

         In Europe, all promotional strategies and expenses are the responsibility of the distributors. DRAXIMAGE provides assistance for such initiatives by supplying supportive scientific literature.

Research and Development

         DRAXIMAGE conducts both basic research on its own products and development work on in-licensed products developed by other firms, predominantly in the biotechnology field DRAXIMAGE applies its chelating expertise and technologies to link these compounds with radioisotopes to create diagnostic and therapeutic radiopharmaceuticals.

         DRAXIMAGE also provides labelling technology for other companies for use with monoclonal antibodies and peptides. The Company is also working on the development of novel therapeutic uses of radioactivity.

         DRAXIMAGE personnel have extensive experience operating lyophilisation manufacturing lines, used in the production of cold "kit" products.

Employees

         DRAXIMAGE currently has 41 employees broken down as follows: general management and administration (7), quality operations (9), manufacturing (18), and research and development (4).

Patents

         Most of DRAXIMAGE's products are covered by patents held by either DRAXIMAGE or licensed in from third-parties. There are currently 10 patents assigned directly to DRAXIMAGE, all of which have been issued in the United States. Patents US 5,306,482 and US 5,093,105 are directed to the use of various anti-bacterial agents for use with radioactive compositions. There are three patents related to chelates for radiopharmaceutical applications: these are US 5,248,764, US 5,539,138 and one pending case. US 5,556,939 refers to DRAXIMAGE's novel somatostatin compositions. The use of nicotinamide for stabilising radioiodine radiopharmaceuticals is covered in US 4,880,615. There are two process patents: US 5,565,185 references the use of trimethyltin derivatives for the preparation of "no-carrier-added" metaIodoBenzylguanidine which is used in the therapy of neuroblastoma and pheochromocytoma, and US 4,874,601 is a patent describing the use of polymer supported organomercury compounds also for "no-carrier-added" syntheses. Finally, US 5,601,801 is a patent describing the use of activated angiotensin converting enzyme derivatives for the preparation of radiopharmaceuticals.

         In addition to the patents filed by DRAXIMAGE, three patents are licensed from Merck. US 4,609,725 is the primary patent describing ANP derivatives. US 4,310,518 is related to the somatostatin derivatives based on MK-678 and US 4,994,258 describes some novel CCK-A antagonists which are suitable for pancreatic imaging.

         There are also 10 patents licensed in from other sources: Nycomed Amersham has licensed to DRAXIMAGE the use of PABA as a stabiliser for Technetium compositions; US 5,326,551 from Hotel Dieu de Montreal and Montreal Clinical Research Institute refers to the use of ANP for imaging. Finally, there are two patents licensed from the University of Pennsylvania that refer to somatostatin antagonists based on MK-678 and the method to manufacture them. The first of these, US 5,700,905, has issued. The in-licensing of Amiscan(TM) from MTTI has given DRAXIMAGE rights to two patents originally filed by Centocor Inc. US 4,952,393 covers the use of Technetium Glucarate for infarct imaging in brain and heart and US 4,946,668 covers the use of Technetium Glucarate imaging of various tumours. The agreement with Isogen gives DRAXIMAGE rights to two patents currently in application, and one issued patent: the issued patent describes the design and manufacture of BrachySeed(TM); the first patent application, describes a new method for the production of Palladium-103; and the second patent application describes methods for loading and encapsulation of radioiodine.

         Most of the aforementioned patents have also been filed in Europe and Japan.

CONTRACT MANUFACTURING (DRAXIS PHARMA INC.)

         DPI is a contract pharmaceutical manufacturer with capabilities in a broad range of dosage forms, specialising in sterile and sterile lyophilised products. Operating out of a cGMP-compliant 242,000 square-foot facility located in Kirkland, Quebec, a suburb of Montreal, Quebec Canada. DPI manufactures pharmaceutical products for DRAXIS, as well as over 15 other pharmaceutical clients for many international jurisdictions.

         Key business development transactions involving DPI have included:

          o May 1998 - $15.8 million acquisition of a manufacturing facility from Baker Cummins Inc., a subsidiary of IVX BioScience, Inc.;

          o February 2000 - Sale of 34.1% of its equity to SGF and senior management for net proceeds of $7.8 million;

          o March 2000 - Signing of a five year manufacturing supply agreement with Warner Lambert Consumer Healthcare, Division of Pfizer Canada Inc.; and

          o March 2001 - Signing of a non-binding letter of intent for the expansion of DPI's existing contract manufacturing relationship with GlaxoSmithKline Canada ("GSK").

         In the three years since DRAXIS acquired DPI, DPI's revenues have risen from $9.0 million for the eight month period ended December 31, 1998 to $22.2 million for the year ended December 31, 2000.

         DPI's business goal is to become a leading supplier of high value-added, high-margin contract manufacturing services, with a focus on sterile dosage forms. Key components of DPI's strategy to achieve this goal include:

          o Achieving all required regulatory approvals including FDA certification for DPI's new lyophilisation manufacturing line;

          o Providing manufacturing and related services to DRAXIS' other businesses;

          o Securing additional manufacturing contracts with existing and new customers;

          o Focusing on DPI's distinctive capabilities in sterile manufacturing, which the Company believes have the potential for higher margins; and

          o Focusing on operational excellence, including cost effectiveness and customer service.

Overview of Pharmaceutical Contract Manufacturing

         The world-wide pharmaceutical contract manufacturing industry has undergone significant growth over the past five years with a market size the Company estimates to be in excess of US$5 billion per annum. The factors driving this growth include:

          o Consolidation within the international pharmaceutical industry and resulting plant closures;

          o Growing propensity for pharmaceutical companies to focus on core skill such as drug development and outsource supporting functions such as manufacturing; and

          o Growth in the biotechnology industry and with it new generations of pharmaceutical products being developed by companies that lack the technical and financial resources to engage in manufacturing.

         The Company believes that there is currently a market shortage of sterile lyophilisation capacity and that this sector offers significantly higher-margin growth potential for DPI due to its technical complexity and its increasing demand as a favoured dosage form for, in particular, biotechnology products.

         DPI believes that the key competitive factors in the contract manufacturing industry include the reliability of supply, quality of product, compliance with governmental regulations, capacity availability, competitive pricing and the technical and manufacturing ability to produce a full range of quantities - from small pilot batches to larger commercial quantities.

Competition

         DPI competes on a regional and international level with pharmaceutical companies with in-house manufacturing capabilities as well as third-party contract manufactures including: Abbott Laboratories, Ben Venue Laboratories, Patheon Inc. and Catalytica, Inc.

Manufacturing Capabilities

         DPI is a customer-driven pharmaceutical contract manufacturing company that is positioned to manufacture a variety of dosage forms. DPI is one of a few existing full-scale pharmaceutical manufacturing facilities in Canada that has an FDA approved sterile manufacturing capability.

         Plant operations are organised into four manufacturing areas, supported by packaging and warehousing and distribution functions.

         Sterile lyophilisation

         DPI's existing sterile manufacturing capabilities have been enhanced by the addition of sterile lyophilisation (freeze-drying), which is expected to become fully operational in the latter half of 2001, once approved by regulatory authorities. This fully automated line includes a washer, depyrogenation tunnel, in-line filling machine, robot loaders and unloaders, freeze-drier and capper. The freeze-drier has a capacity based on 11 square meters of shelf space. The original line was designed to enable the addition of a second freeze-drier with minimal disruption to ongoing sterile operations.

         Sterile Products

         The Sterile Products Department ("SPD") includes preparation and pharmaceutical areas with manufacturing, filling and inspection rooms for the production of injectable liquids, topicals and sterile and ophthalmic ointments. DPI is also in the process of installing sterile lyophilisation capabilities within SPD. DRAXIS believes that DPI possesses one of the most modern facilities of its kind in Canada approved for the manufacture of sterile prescription pharmaceuticals for both the Canadian and the United States marketplace.

         Including the new lyophilisation line, the physical layout of SPD covers approximately 12,500 square feet and is designed for segregated operations complemented by secure access controls.

         Computerised systems are utilised for both topical and ointment automated lines in order to optimise process control. Both of these lines are closed-loop systems to ensure sterile integrity. The sterile ointment system utilises a patented automated system to place tubes on the fillers, thereby minimising human intervention.

         The processes incorporated include aseptic manufacturing and filling; terminal sterilisation; clean in place; and sterilised in place. The dosage forms/product types manufactured include solutions in ampoules and vials, suspensions in drop dose form and ointments in tubes. The department currently fills vials ranging in size from 5 ml to 30 ml, ampoules ranging in size from 1 ml to 10 ml and 3.5g tubes.

         Ointments, Creams and Liquids

         The 16,000 square foot Ointments, Creams and Liquids Department ("OCLD") offers substantial flexibility in production scale. It utilises a gravity-fed system and incorporates segregated wash and clean storage areas for equipment.

         OCLD batch capability varies from 200 to 18,000 litres. Interconnecting tanks can be utilised where required, thereby providing production flexibility. Fully automatic validated clean-in place systems ensure the purity of each customer's product. OCLD has four dedicated packaging lines. Production is pumped to two of the packaging lines and gravity fed to the other two lines. Dosage forms/product types manufactured include creams, ointments, lotions, syrups, shampoos, gels, suspensions and mouthwashes.

         Solid Dosage

         The solid dosage department covers approximately 10,300 square feet of space. Experienced operators work in one of two granulation suites: the first is designed for large batch blending, granulating and drying; while the second suite is equipped with smaller scale equipment that can be used for small production or pilot batches.

         After granulation, the powder is transferred to one of four compression suites where tablets and caplets of various forms and sizes are manufactured. Each suite has its own testing equipment and cleaning area. The compression and granulation rooms are isolated and have purpose-built airflow systems to contain powder.

         Processes incorporated include wet granulation and direct compression. Dosage forms/product types manufactured include tablets in bottles and blisters, caplets in bottles and blisters, and powders.

         Packaging

         This department covers approximately 22,000 square feet and incorporates a flexible open space, movable separation layout that includes a packaging area with seven dedicated packaging lines. Zones are segregated for de-boxing, filling and secondary packaging. Bar coding insures complete control of all packaging components.

         The seven packaging lines comprise two lines for ointments and creams, two lines for tablets (bottles and blisters) and a sterile product automatic inspection and packaging line. The eighth packaging area is dedicated to small-quantity tablet filling. The inspection of sterile products includes automated inspection by a leak pinhole detector. An automatic inspection machine is in the process of being validated to detect particles in sterile products packaged in vials and ampoules. These products are currently inspected manually.

         Operations incorporating product types packaged include: liquid filling, jars, bottle filling (glass and plastic), blisters, topicals, tablet bottles, gravity fed cream, ointment and liquid filling, vials, and ampoule packages.

         Warehousing and Distribution

         A five-tier pallet-racking warehouse has full height of 29 feet, covers approximately 39,000 square feet of space and has 6 shipping and receiving docks. The warehouse has separately locked areas including refrigeration units to control sensitive raw materials and finished goods.

Regulatory

         DPI's manufacturing operations are conducted in accordance to cGMP requirements and are subject to regular inspection by regulatory bodies and customer inspection teams.

Customers

         Third-Party Contract Manufacturing

         DPI manufactures sterile and non-sterile products for 15 pharmaceutical companies (excluding the Company) pursuant to manufacturing supply contracts. Customers include: Warner Lambert Consumer Healthcare, Division of Pfizer Canada Inc.; GSK; Mylan; Ferring Inc.; Block Drug Company Limited; Merck KgaA; and Genpharm Inc.

         DPI services mainly customers in Canada, but also manufactures product for the United States and European Union marketplaces.

         Inter-Company

         DPI will become the manufacturing site for DRAXIMAGE's Tc-99m Kits and for Anipryl(R), following regulatory approval. In addition, DPI currently provides warehousing, distribution and related services to DRAXIS Pharmaceutica.

Employees

         DPI's employees currently consist of 22 managerial employees, 83 salaried non-managerial employees and 101 unionised hourly employees. The unionised hourly employees are represented by the United Food and Commercial Workers International Union, Local 291P. The collective agreement between DPI and the union was negotiated early in 1998 with an initial five year term running from May 1, 1998 to April 30, 2003. DPI has a good relationship with the union.

Equity Partners

         In February 2000, SGF and senior management of DPI acquired a non-controlling equity interest through the subscription of treasury shares of DPI. As a result of this subscription, the Company's equity interest in DPI was reduced to 65.9%.

         The shareholders of DPI are governed by the terms of a unanimous shareholders agreement that contains provisions standard to an investment of this nature, such as restrictions on disposition of shares, rights of first refusal, piggy back rights and put and call provisions. The Company has call rights, which, if exercised, would assure SGF a specified minimum rate of return on its investment in DPI. SGF's put rights are exercisable beginning in February 2005 or upon the occurrence of a hostile takeover. If SGF were to exercise its put rights, it would be entitled to the fair market value of its shares, as determined by an independent business valuator.

         SGF's sole shareholder is the Government of Quebec. SGF has established a presence notably in the forest products, metals and minerals, chemicals, petrochemicals and plastics, health, high technology, agri-food, industrial logistics, machinery and equipment, transportation and recreational tourism industries in the Province of Quebec. SGF shares the costs of feasibility studies, participates in the development of business plans and executes commercial agreements, recruits key personnel and the like. SGF does not seek to take control of entities created to operate a new enterprise in Quebec but rather holds only minority interests.

         The mission of SGF is to carry out economic development projects in co-operation with the partners and in accordance with accepted requirements of profitability, in particular in the industrial sector. Since 1985, the SGF has generated investments of approximately $6.7 billion, resulting in the creation of 22,000 jobs, directly and indirectly in the Province of Quebec. SGF's consolidated assets exceed $2 billion, making SGF one of Canada's major industrial and financial holding companies.

CANADIAN PHARMACEUTICAL SALES AND MARKETING (DRAXIS PHARMACEUTICA)

         DRAXIS Pharmaceutica markets and sells in-licensed pharmaceutical products in Canada with a current focus in neurology.

         DRAXIS Pharmaceutica is focussed primarily on innovative pharmaceutical products in specialty therapeutic areas where it can leverage its experience in regulatory affairs, the management of clinical trials, interfacing with the Patented Medicine Prices Review Board ('"PMPRB"), private and public reimbursement, and pharmaceutical marketing and sales.

         DRAXIS Pharmaceutica has a cohesive marketing team with specific expertise in the area of neurology. DRAXIS Pharmaceutica's national sales force makes regular calls on 600 Canadian neurologists who prescribe neurology products. The sales team has established relationships with its target physicians and solid ties with patient advocacy groups.

         DRAXIS Pharmaceutica commenced operations in 1987 through the marketing of one product for the treatment of Parkinson's disease. Over the years, it has selectively increased its portfolio of products and currently markets eight prescription pharmaceuticals, is preparing to launch two recently approved products and holds the rights to an additional six products in various stages of regulatory approval in Canada.

         In 1999, the Company initiated a strategic review of its operations from the perspective of enhancing shareholder value. As part of this review, one of the conclusions reached was that the Company should focus on prescription pharmaceuticals rather than over-the-counter products. Also as part of this review, the Company explored strategic alternatives involving DRAXIS Pharmaceutica which culminated in the May 2001 decision to retain ownership of this business.

         Key business development transactions involving DRAXIS Pharmaceutica have included:

          o July 1996 - $1.1 million acquisition of TICAN Pharmaceuticals Inc. and its portfolio of prescription and non-prescription dermatology products;

          o February 1997 - $9.0 million acquisition of Spectro-Pharm Inc. including five non-prescription dermatology products;

          o September 1997 - signing of a framework agreement with Mylan Pharmaceuticals Inc. for an ongoing collaboration pursuant to which DRAXIS Pharmaceutica would introduce in Canada Mylan products identified by the parties from time to time that fit the Company's strategic niches. The first product under this arrangement was Mylan's formulation of the anti-cancer drug paclitaxel;

          o May 1998 - renewal of an exclusive licensing agreement with Eli Lilly Canada Inc. with respect to the Parkinson's drug Permax(R) for a licensing fee of up to $8.8 million paid over a 10 year period;

          o June 1999 - licensing of the exclusive Canadian rights to eight neurology products from Elan Corporation plc for an up-front licensing fee of $17.6 million; and

          o 2000/2001 - in accordance with the findings of its strategic review, divestiture of the Company's dermatology product lines for aggregate net proceeds of $13.3 million including:

          o May 2000 - $12.2 million divestiture of "Spectro" brand line of over-the-counter dermatology products to Block Drug Company (Canada) Limited, a subsidiary of Block Drug Company, Inc.;

          o July 2000 - $1.1 million divestiture of Tiamol(R)and Kerasal(R)to Taro Pharmaceutical Industries Ltd.; and

          o March 2001 - divestiture of its remaining dermatology products to Merit Industries Inc.

         DRAXIS Pharmaceutica's strategy is to build on its existing strengths including its established presence as a leading Canadian neurology company with alliances with major pharmaceutical companies, its proven ability to bring products successfully to market and its experienced management team. In particular, DRAXIS Pharmaceutica seeks to:

          o    Maximise the potential of its existing products; and

          o Identify, acquire and develop additional prescription pharmaceutical products that add value to DRAXIS Pharmaceutica's exiting business.

Overview of Canadian Pharmaceutical In-Licensing Market

         Due to financial and other considerations, multinational pharmaceutical companies may elect not to market directly certain of their products in Canada. In those situations, multinationals often choose to out-license their products to local firms that in turn, engage in marketing and sales activities. DRAXIS Pharmaceutica has established its business to benefit from such out-licensing activities.

         Licensing of product rights for the Canadian marketplace is not uncommon for the following reasons:

          o Given Canada's large land mass and relatively small population, Canada can be a costly jurisdiction to service for multinational pharmaceutical companies without an established Canadian presence;

          o    Bilingual requirements, primary in the province of Quebec;

          o    Complexity associated with PMPRB pricing regulation;

          o    Public and private reimbursement issues; and

          o Reduction of product launch costs, including regulatory, reimbursement, marketing, detailing and customer service costs.

         DRAXIS Pharmaceutica competes in its niche markets with various integrated and non-integrated pharmaceutical companies that license and distribute prescription drugs in Canada. Companies with which DRAXIS Pharmaceutica may directly compete for Canadian product rights include the Crystaal Division of Biovail Corporation and Paladin Labs Inc.

         Many of DRAXIS Pharmaceutica's competitors have significant financial and other resources, experience and expertise in research and development, manufacturing, testing, obtaining regulatory approvals, marketing and distribution of pharmaceutical products in the Canadian marketplace.

         Marketed Products

         DRAXIS Pharmaceutica currently markets the following products in
Canada:

      ---------------------------- ------------------------------- --------------------------------
               Product                      Indication                   Licensing Partner
      ---------------------------- ------------------------------- --------------------------------
      Permax(R)                    Parkinson's disease             Lilly
      ---------------------------- ------------------------------- --------------------------------
      Alertec(R)                   Narcolepsy                      Lafon
      ---------------------------- ------------------------------- --------------------------------
      Zanaflex(R)                  Spasticity                      Elan
      ---------------------------- ------------------------------- --------------------------------
      Diastat(R)                   Epilepsy                        Elan
      ---------------------------- ------------------------------- --------------------------------
      Mysoline(R)                  Anti-convulsant                 Elan
      ---------------------------- ------------------------------- --------------------------------
      Eldepryl(R)                  Parkinson's disease             Somerset
      ---------------------------- ------------------------------- --------------------------------
      Novo-Selegiline              Parkinson's disease             Novopharm
      ---------------------------- ------------------------------- --------------------------------
      Britaject(R)                 Parkinson's disease             Mylan
      ---------------------------- ------------------------------- --------------------------------

         Permax(R)

         DESCRIPTION - Permax(R) (pergolide mesylate) is a D1 and D2 dopamine receptor agonist that is used either alone or as adjunctive therapy to levodopa in the management of Parkinson's disease. In contrast to other available dopamine agonists, Permax(R) is the only long acting dopamine agonist that stimulates both D1 and D2 receptors. According to Company estimates, the Canadian market for dopamine agonists is approximately $24 million annually. For the period April 2000 to April 2001, the Company estimates that Permax(R) obtained approximately 15% of this marketplace.

         RECENT DEVELOPMENTS - In November 2000, the HPF approved Permax(R) for use as early therapy without concomitant levodopa (i.e. monotherapy) in the early treatment of Parkinson's disease. Permax(R) had previously been indicated solely as an adjunct to levodopa.

         LICENSING PARTNER - In 1994, DRAXIS Pharmaceutica acquired an exclusive sublicense from Eli Lilly Canada Inc. to market Permax(R) in Canada. In May 1998, DRAXIS Pharmaceutica renewed its exclusive sublicense with Lilly. Pursuant to the renewal, Lilly will continue to manufacture Permax(R) and to supply it exclusively to DRAXIS Pharmaceutica for marketing and distribution in Canada for a further 10-year period expiring on December 31, 2008, with automatic yearly renewals thereafter.

         Alertec(R)

         DESCRIPTION - Alertec(R) (modafinil) is a non-amphetamine that improves wakefulness without significant cardiovascular effects in patients with narcolepsy. In numerous controlled clinical trials, which have been supported by over two years of commercialisation in North America, Alertec(R) has demonstrated a high degree of clinical efficacy and an excellent safety profile. Narcolepsy is a primary sleep disorder characterised by uncontrolled episodes of falling asleep at unexpected times and under unexpected conditions. Prior to the 1999 approval of Alertec(R), no treatment for narcolepsy had been approved in Canada since 1959. Alternative therapies for the treatment of narcolepsy, such as amphetamine-like stimulants, may have undesirable side effects such as overstimulation, nervousness and insomnia. In addition, such alternative therapies also have proven abuse potential and the development of tolerance, which results in increasing dosages to maintain therapeutic effectiveness.

         RECENT DEVELOPMENTS - The Notice of Compliance has recommended that Alertec(R) be considered a controlled drug. DRAXIS Pharmaceutica has petitioned for the classification of the drug as a non-controlled prescription drug.

         LICENSING PARTNER - In November 1992, DRAXIS Pharmaceutica entered into a license agreement with Laboratoire L. Lafon for the right to market in Canada any product containing the compound modafinil. DRAXIS Pharmaceutica has agreed to purchase from Lafon all quantities of modafinil that it may require during the term of the agreement, and Lafon has agreed to supply such product or allow DRAXIS Pharmaceutica to take over the manufacture of such product. The agreement terminates in Canada 15 years after the date of the last HPF approval obtained for a dosage form of and/or a new indication for Alertec(R) in Canada.

         Zanaflex(R)

         DESCRIPTION - Zanaflex(R) (tizanidine hydrochloride) is a short-acting alpha-2 adrenergic agonist indicated for the management of spasticity. Spasticity, a common complication of central nervous system disorders such as multiple sclerosis, spinal cord injury, stroke, cerebral palsy and brain injury, is characterised by abnormal increases in muscle tone (tension). The condition causes stiffness or rigidity, restricting normal movement and produces painful muscle spasms that are frequently debilitating. The Company estimates that there are approximately 50,000 Canadians with multiple sclerosis and 30,000 with some form of spinal cord injury of which 25% to 50% require medication to control spasticity

         LICENSING PARTNER - Zanaflex(R) is licensed from Elan for a term to December 31, 2008. Under the terms of the license agreement, Elan supplies the manufactured product to DRAXIS Pharmaceutica and provides liaison assistance with respect to regulatory and marketing issues for the Canadian market.

         Diastat(R)

         DESCRIPTION - Diastat(R) (diazepam rectal gel) is a unique formulation of diazepam designed to control breakthrough epileptic seizures in the management of selected refractory patients with epilepsy on stable regimes of anti-epilepsy drugs who require intermittent use of diazepam to control bouts of seizure activity. It is available in the form of a special prefilled, single-dose delivery system that is administered rectally by a parent or caregiver. The Company estimates that approximately 300,000 Canadians suffer from epilepsy or seizure disorders and that approximately 30% of these patients do not obtain satisfactory seizure control with current anti-convulsants.

         LICENSING PARTNER - Diastat(R) was originally licensed from Elan for a term to December 31, 2008. In March 2001, Elan transferred, with the Company's consent, the Canadian rights for Diastat(R) to Xcel Pharmaceuticals, Inc., a speciality pharmaceutical company. Under the terms of this agreement, Xcel assumed Elan's responsibility to supply the manufactured product to DRAXIS Pharmaceutica and provide liaison assistance with respect to regulatory and marketing issues for the Canadian market.

         Mysoline(R)

         DESCRIPTION - Mysoline(R) (primidone) is an anti-convulsant drug to treat epilepsy and seizure disorders. Epilepsy, the term used to describe a variety of seizure disorders, is one of the most common disorders of the central nervous system, affecting more than 300,000 Canadians. Characterised by the tendency to have recurrent seizures, epilepsy is when the electrical balance in the brain is disturbed. When this occurs, the corresponding physical reaction to the increased electrical activity is the seizure. According to industry sources, the Canadian market for epilepsy drugs is approximately $140 million.

         LICENSING PARTNER - Mysoline(R) is licensed from Elan and had previously been marketed in Canada by another pharmaceutical company. DRAXIS Pharmaceutica assumed the marketing and selling responsibility of Mysoline(R) in Canada in January 2000. Under the terms of the Elan agreement, Wyeth-Ayerst Canada, Inc. supplies Mysoline(R) to DRAXIS Pharmaceutica with Elan's liaison assistance with respect to regulatory and marketing issues for the Canadian marketplace.

         Eldepryl(R)

         DESCRIPTION - Eldepryl(R) (selegiline hydrochloride) is a selective monoamine oxidase-type B ("MAO-B") inhibitor used in the treatment of Parkinson's disease. MAO-B is an enzyme that degrades the structure of certain compounds, such as dopamine, which regulate various physiological functions, including certain aspects of central nervous system activity. Dopamine is a neurotransmitter that facilitates movement, posture, balance and walking. Eldepryl(R) has several common or generic names, including selegiline hydrochloride, selegiline and l-deprenyl.

         LICENSING PARTNER - Under a sublicense agreement dated February 9, 1988 (the "Somerset License") with Somerset Pharmaceuticals, Inc., DRAXIS Pharmaceutica acquired the exclusive right to market Eldepryl(R) in Canada. The Somerset License will expire upon the expiration of Somerset's license with Chinoin, which expires on November 22, 2003 and may be renewed for successive five year terms with the agreement of the parties thereto.

         Novo-Selegiline

         DESCRIPTION - Novo-Selegiline (selegiline hydrochloride) is a generic, selective MAO-B inhibitor used in the treatment of Parkinson's disease and was developed in partnership with Novopharm in response to the genericisation of the Canadian selegiline hydrochloride molecule. Novo-Selegiline competes for selegiline prescriptions with Eldepryl(R) and five other generic selegiline products. Including sales of Eldepryl(R), the Company estimates that DRAXIS Pharmaceutica has approximately 65% of the Canadian selegiline market.

         LICENSING PARTNER - In December 1993, DRAXIS Pharmaceutica entered into a five-year distribution agreement with Novopharm with respect to the sale of Novo-Selegiline. Under the agreement, DRAXIS Pharmaceutica currently records all sales of Novo-Selegiline as revenues and retains 50% of the net profit therefrom. In addition, Novopharm retains responsibility for all aspects of the Canadian marketing and distribution of Novo-Selegiline as the Company's sole Canadian distributor. In September 1998, Novopharm agreed to extend the agreement on the same terms and conditions for a further five years from its expiry date in December 1998.

         Britaject(R)

         DESCRIPTION - Britaject(R) (apomorphine) is an injectable dopamine agonist used to ameliorate abrupt and often unpredictable decreases in the mobility of patients afflicted with Parkinson's disease. The Company is making Britaject(R) available through the Special Access Program of the Therapeutic Products Directorate.

         LICENSING PARTNER - DRAXIS Pharmaceutica makes Britaject(R) available in Canada with the consent of Mylan, which holds the North American rights to Britaject(R).

Recently Approved Products

         DRAXIS Pharmaceutica currently has Canadian regulatory approval for, but has not yet launched the following products:

      ------------------------------ ------------------------------------- -----------------------------
                Product                          Indication                     Licensing Partner
      ------------------------------ ------------------------------------- -----------------------------
      Hectorol(TM)                   Secondary hyperparathyroidism         Bone Care
      ------------------------------ ------------------------------------- -----------------------------
      Levulan Kerastick(R)           Actinic keratoses                     DUSA
      ------------------------------ ------------------------------------- -----------------------------

         Hectorol(TM)

         DESCRIPTION - Hectorol(TM) (doxercalciferol, a synthetic D-hormone analog derived from Vitamin D2) is indicated for the reduction of elevated parathyroid hormone ("PTH") levels in the management of secondary hyperparathyroidism in patients undergoing chronic renal dialysis. The consequences of poor PTH management are often severe, and in some long-term cases, life threatening. Elevated PTH contributes directly to many of the pathophysiological conditions seen in chronic renal failure patients. Elevated PTH plays a role in the development of left ventricular hypertrophy, myocardial fibrosis and abnormal lipid metabolism. Elevated PTH levels have also the well-known negative effect on bone growth and turn over, conditions collectively referred to as renal osteodystrophy. Management estimates that the market size for the treatment of secondary hyperparathyroidism in patients undergoing chronic renal dialysis in Canada is approximately $6 million per year.

         RECENT DEVELOPMENTS - In May 2001, DRAXIS Pharmaceutica obtained from the HPF a Notice of Compliance approving the oral formulation of Hectorol(TM) in the treatment of secondary hyperparathyroidism.

         LICENSING PARTNER - In March 1990, Bone Care granted to DRAXIS Pharmaceutica an exclusive Canadian license to market Hectorol(TM) for treating osteoporosis. In March 1996, the license was extended to all other metabolic bone diseases, including renal osteodystrophy and secondary hyperparathyroidism. The license also covers all know-how developed by or on behalf of Bone Care relating to the use of Hectorol(TM) for those indications. The initial term of the license agreement expires on the expiration of the last of all Canadian patent application and patents issuing therefrom which Bone Care owns or controls related to Hectorol(TM) for all indications licensed to the Company. The term renews automatically thereafter from year to year unless terminated under certain conditions.
Under its license agreement with Bone Care. Bone Care is required to provide reasonable technical and other assistance, including all data and information Bone Care submits to the FDA and any other regulatory agency to support its request for such approval in the U.S. DRAXIS Pharmaceutica has agreed to purchase its requirements of Hectorol(TM) from Bone Care.

         Levulan Kerastick(R)

         DESCRIPTION - The information set forth in this paragraph and the third paragraph below is derived from public information disclosed by DUSA. DUSA, formerly an affiliate of DRAXIS, has the world-wide rights to make, have made, use and sell products capable of producing protoporphyrin IX precursors, including 5-aminolevulinic acid ("ALA") for administration with subsequent exposure to controlled lights under a license (the "PARTEQ License") from PARTEQ Research & Development Innovations, the licensing arm of Queen's University, Canada. Under the terms of the PARTEQ License, DUSA assumed responsibility for clinical development and regulatory submissions relating to commercial exploitation of such products. In general, the methods and processes employing ALA with light to treat or detect a variety of conditions are known as photodynamic therapy ("PDT") or photodetection ("PD"). PDT/PD is a two-step treatment. The first step involves the application of a drug (termed a photosensitiser) that collects in specific cells. The second step involves the activation of the photosensitiser by controlled exposure to a selective light source. In PDT, energy from the light activates the photosensitiser, which destroys or alters the sensitised cells. In PD, the activated photosensitiser emits energy in the form of light, making the sensitised cells fluoresce, or "glow." In PDT, the appropriate combination of drug and light can affect target tissue with relatively minimal damage to surrounding tissue. See DUSA public disclosure for current patent information.

         RECENT DEVELOPMENTS - In June 2001, DRAXIS Pharmaceutica obtained from the HPF an Notice of Compliance granting approval to market Levulan Kerastick(R) Photodynamic Therapy (PDT) in Canada for the treatment of Actinic Keratoses.

         LICENSING PARTNER - In October 1991, DUSA, PARTEQ and DRAXIS Pharmaceutica entered into an agreement (the "Assignment Agreement") under which DUSA assigned to DRAXIS Pharmaceutica its rights and obligations under the PARTEQ License insofar as they relate to Canada. In addition, DUSA has agreed to disclose to DRAXIS Pharmaceutica, on an ongoing basis, any technology available to DUSA and relating to the subject matter of the PARTEQ License that would assist DRAXIS Pharmaceutica in developing the Canadian market. As of March 11, 1998, DUSA and PARTEQ amended and restated the PARTEQ License (the "Amended PARTEQ License"). DUSA has the right to terminate the Amended PARTEQ License with or without cause upon 90 days' notice. The Amended PARTEQ License is effective through the expiration date of the latest United States patent made subject to the Amended PARTEQ License. PARTEQ, DUSA and DRAXIS Pharmaceutica revised the Assignment Agreement to conform its terms to the Amended PARTEQ License.

Products Under Development

         DRAXIS Pharmaceutica holds the Canadian rights to the following products currently under development:

        ----------------------------- ----------------------------------- ------------------------------
                  Product                        Indication                    Licensing Partner
        ----------------------------- ----------------------------------- ------------------------------
        MYOBLOC(TM)                   Cervical dystonia                   Elan
        ----------------------------- ----------------------------------- ------------------------------
        Frovatriptan                  Migraine                            Elan
        ----------------------------- ----------------------------------- ------------------------------
        Ziconotide                    Severe pain                         Elan
        ----------------------------- ----------------------------------- ------------------------------



        ----------------------------- ----------------------------------- ----------------------------
                  Product                        Indication                    Licensing Partner
        ----------------------------- ----------------------------------- -----------------------------
        Zonegran(TM)                  Epileptic seizures                  Elan
        ----------------------------- ----------------------------------- ------------------------------
        Zelapar(TM)                   Parkinson's disease                 Elan
        ----------------------------- ----------------------------------- ------------------------------
        Paclitaxel                    Refractory breast and ovarian       Mylan
                                      cancer
        ----------------------------- ----------------------------------- ------------------------------


         MYOBLOC(TM)

         DESCRIPTION - MYOBLOC(TM) (botulinum toxin type B) is a treatment for cervical dystonia, a painful chronic disorder caused by a group of muscles performing an involuntary sustained contraction in the neck and shoulder region. Management estimates that cervical dystonia affects 50,000 people in the United States and about the same number of people in Europe. Although cervical dystonia can be triggered by physical trauma, in most cases its causes are unknown. MYOBLOC(TM) interrupts cholinergic transmission causing a relaxation in affected muscles and thereby relieving involuntary muscle contraction and pain.

         CLINICAL DEVELOPMENT - A New Drug Submission for MYOBLOC(TM) has been filed with the HPF.

         LICENSING PARTNER - MYOBLOC(TM) is licensed from Elan for a term to December 31, 2008. Under the terms of the license agreement, Elan will supply the manufactured product to DRAXIS Pharmaceutica and will provide liaison assistance with respect to regulatory and marketing issues for the Canadian market.

         Frovatriptan

         DESCRIPTION - Frovatriptan is a 5 HT 1B/1D receptor agonist for the acute treatment of migraine. There are approximately 3.2 million migraine sufferers in Canada with a ratio of approximately three female suffers to every one male sufferer. Management estimates the current annual Canadian market for migraine therapies is approximately $100 million.

         CLINICAL DEVELOPMENT - A New Drug Submission for Frovatriptan has been filed with the HPF.

         LICENSING PARTNER - Frovatriptan is licensed from Elan for a term to December 31, 2008. Under the terms of the license agreement, Elan will supply the manufactured product to DRAXIS Pharmaceutica and will provide liaison assistance with respect to regulatory and marketing issues for the Canadian market.

         Ziconotide

         DESCRIPTION - Ziconotide is a non-opiate novel N-type neuronal calcium channel blocker being developed for the treatment of chronic intractable pain such as for patients with cancer. Ziconotide will initially be used in Canada for intra-thecal pump implant pain management.

         CLINICAL DEVELOPMENT - In December 2000 a New Drug Submission for Ziconotide was filed under the Priority Review Process of the HPF.

         LICENSING PARTNER - Ziconotide is licensed from Elan for a term to December 31, 2008. Under the terms of the license agreement, Elan will supply the manufactured product to DRAXIS Pharmaceutica and will provide liaison assistance with respect to regulatory and marketing issues for the Canadian market.

         Zonegran(TM)

         DESCRIPTION - Zonegran(TM) is a novel anti-convulsant drug for the adjunct treatment of epileptic seizures. The Company believes that in Canada there are 14,000 new cases of epilepsy diagnosed each year with 60% affecting young children or the elderly. Zonegran(TM)'s mechanism of action is accomplished through the modulation of T-type calcium channels combined with a sodium channel blocking effect. Zonegran(TM) is licensed by Elan from Dainippon Pharmaceutical Corp., Ltd., and is currently the third best selling anti-convulsant drug in Japan. As a result, there is a considerable body of safety and efficacy information available regarding Zonegran(TM).

         CLINICAL DEVELOPMENT - A New Drug Submission for Zonegran(TM) has been filed with the HPF.

         LICENSING PARTNER - Zonegran(TM) is licensed from Elan for a term to December 31, 2008. Under the terms of the license agreement, Elan will supply the manufactured product to DRAXIS Pharmaceutica and will provide liaison assistance with respect to regulatory and marketing issues for the Canadian market

         Zelapar(TM)

         DESCRIPTION - Zelapar(TM) (selegiline hydrochloride) is a formulation of selegiline hydrochloride formulated as a sublingual tablet that rapidly dissolves in the mouth facilitating use for many Parkinson's disease patients. Zelapar(TM) utilises Scherer's proprietary Zydis fast-dissolving technology, designed for oral administration in a convenient formulation.

         CLINICAL DEVELOPMENT - Zelapar(TM) is in pre-New Drug Submission development in Canada.

         DEVELOPMENT PARTNER - Zelapar(TM) is licensed from Elan for a term to December 31, 2008. Under the terms of the license agreement, Elan will supply the manufactured product to DRAXIS Pharmaceutica and will provide liaison assistance with respect to regulatory and marketing issues for the Canadian market.

         Paclitaxel

         DESCRIPTION - Paclitaxel is a novel, anti-tumour agent referred to in some scientific and medical literature as "taxol." Paclitaxel is currently marketed under the brand name Taxol(R) by Bristol-Myers Squibb Co.

         CLINICAL DEVELOPMENT - In June 1998, DRAXIS Pharmaceutica filed with the HPF a New Drug Submission for paclitaxel and the HPF has completed its review process. Prior to approval, DRAXIS Pharmaceutica must comply with the Patented Drugs Regulations in respect of generic competition. Mylan, from whom DRAXIS Pharmaceutica licenses paclitaxel, is currently assessing the status of patent infringement litigation regarding paclitaxel and the Company has agreed to defer launch until such issues have been clarified.

         LICENSING PARTNER - In January 1997, DRAXIS Pharmaceutica acquired from Mylan the exclusive Canadian marketing rights to the Mylan formulation of paclitaxel. Under the agreement, Mylan will provide DRAXIS Pharmaceutica with all of its submissions to the FDA as well as any additional clinical or other data relating to the product. DRAXIS Pharmaceutica is responsible for obtaining HPF approval for the product and for the marketing, distribution and sale of the product in Canada. DRAXIS Pharmaceutica and Mylan will share the profits from marketing and selling paclitaxel in Canada according to a formula agreed to between the parties. Mylan has obtained from Phytogen Life Sciences Inc. of Vancouver, British Columbia, the exclusive right to manufacture, market and distribute a formulated dosage form of paclitaxel in Canada, the United States and Mexico, using bulk fine chemical paclitaxel produced by Phytogen.

Principal Markets

         DRAXIS Pharmaceutica markets products in Canada only.

Employees

         DRAXIS Pharmaceutica currently has 15 employees broken down as follows: general management and administration (2), new product development (1), marketing (3), and sales (9).

Distribution

         DPI provides product distribution and related services to DRAXIS Pharmaceutica including certain packaging services.

Patents

         Patents have been issued, or applied for, in Canada covering many of DRAXIS Pharmaceutica's products and technologies licensed from strategic partners, including those that are under development. A number of the Company's strategic partners, including Elan, have also filed numerous product patent applications in several other countries in relation to the products marketed by DRAXIS Pharmaceutica.

COMPANION ANIMAL HEALTH (DEPRENYL ANIMAL HEALTH, INC.)

         The Company established DAHI in 1990 to develop the veterinary prescription applications for l-selegiline, in particular, Anipryl(R) for companion animal use. From March 1991 to November 1996, DAHI's common shares were publicly traded on NASDAQ. In November 1996, the Company took DAHI private in a mandatory share exchange transaction valued at $23.4 million.

         In December 1997, DAHI granted a license for Anipryl(R) to Pfizer in return for milestone payments, royalties, a manufacturing supply agreement and a research collaboration.

         DAHI's objective is to realise the full potential of Anipryl(R) as a global companion animal product.

Products

         DAHI's only product is Anipryl(R), a selegiline product developed for use in veterinary prescriptive applications, particularly for use in dogs. The two indications for which Anipryl(R) is currently approved are canine Cushing's disease and canine cognitive dysfunction syndrome ("CDS").

         Cushing's syndrome refers to increased blood cortisol and the presence of one or more typical clinical signs, such as change in appetite, obesity, frequent urination, abdominal distension, loss of hair, lethargy and other behavioural changes. Canine Cushing's disease is the form of the disorder that is due to primary hyperfunction of the pituitary gland. Approximately 15,000 cases of Cushing's disease are diagnosed each year in Canada and 150,000 in the United States.

         CDS, sometimes known as "Old Dog Syndrome," refers to the onset in elderly dogs of behavioural problems unrelated to a generalised medical condition such as neoplasia, infection, or organ failure. Typical signs of this disorder can include: confusion, disorientation, decreased activity, changes in sleep/wake cycles, loss of house training and loss of interest in or ability to interact with its owner and environment. Approximately 150,000 older dogs in Canada and 1.5 million older dogs in the United States are diagnosed with CDS each year.

Regulatory Approvals

         Anipryl(R) is currently approved for sale in the following jurisdictions:

         Canada - the Canadian Bureau of Veterinary Affairs ("BVA") approved Anipryl(R) for the control of clinical signs associated with canine Cushing's disease and CDS in October 1995 and February 1997, respectively;

         United States - the FDA granted regulatory approval to market and sell Anipryl(R) in the United States for the treatment of canine Cushing's disease and CDS in June 1997 and September 1997, respectively;

         Australia - In December 1998, the National Registration Authority granted regulatory approval to market and sell Anipryl(R) in Australia for the control of clinical signs associated with canine Cushing's disease and CDS;

         New Zealand - In May 2000, the New Zealand Animal Remedies Board granted regulatory approval to market and sell Anipryl(R) in New Zealand for the control of clinical signs associated with canine Cushing's disease and CDS; and

         Brazil - In October 2000, the Brazilian Ministerio da Agricultura e de Abastecimento granted regulatory approval to market and sell Anipryl(R) in Brazil for the control of clinical signs associated with canine Cushing's disease and CDS.

         In 1997, DAHI filed in Europe for regulatory approval of Anipryl(R) by the decentralised procedure. This procedure allows DAHI to file the Anipryl(R) submission in a country of its choice, and to designate five additional member states of the European Union as the countries that will review and approve the regulatory submissions. DAHI has chosen the United Kingdom as the country in which to file the initial Anipryl(R) applications. Following approval to market Anipryl(R) in the UK, filings will be made in the five member states. These five member states normally have 90 days to respond to these submissions. Following their approval of Anipryl(R), the UK Veterinary Medicine Directorate will act as DAHI's advocate in this procedure.

         DAHI will continue to seek veterinary regulatory approvals for Anipryl(R) in other jurisdictions, as appropriate.

Principal Markets

         Anipryl(R) is currently marketed in the United States and Canada.

Sales and Marketing

         In December 1997, DAHI entered into a global alliance with Pfizer, for the marketing of Anipryl(R) in exchange for non-refundable fees payable upon the achievement of specified milestones, royalties, a supply agreement and research and development collaboration.

         Under the terms of the alliance, DAHI licensed the right to market, sell and distribute Anipryl(R) globally to Pfizer. To date, Pfizer has paid milestones related to approvals in the U.S., Canada and Australia. Royalties are paid to DAHI based on Pfizer's world-wide sales of Anipryl(R).

         In December 1999, DAHI and Pfizer amended the terms of their alliance to eliminate US$9,000,000 of potential additional non-refundable fees in exchange for DAHI receiving additional regulatory support for a potential new indication and additional manufacturing data. These potential additional non-refundable fees would have become payable if Pfizer had exercised its right to acquire product registrations following regulatory approval of Anipryl(R) in designated European countries.

         Under the amended arrangement, DAHI is now entitled to receive up to US$40,190,000 in non-refundable fees. In December 1997, fees of $21,198,000 (US$15,090,000) were received and in the first quarter of 1999 fees of $15,310,000 (US$10,000,000) and $4,593,000 (US$3,000,000) were received following FDA approval in December 1998 of Anipryl(R) for the control of CDS and pursuant to regulatory approval in Australia for the control of CDS and Cushing's disease, respectively. Of the remaining US$12,100,000, US$4,100,000 relates to international approvals of Anipryl(R) for CDS and Cushing's disease and US$8,000,000 relates to approval of Anipryl(R) for a new indication currently under development.

         In April 2001, DAHI received an additional payment of $2,101,000 from Pfizer based on the cumulative sales of Anipryl(R) for the three year period ending December 2000. The Company believes there are future entitlements for additional minimum royalties under the Anipryl(R) agreement. The amounts of such future entitlements, however, are not yet determinable.

Manufacturing

         DAHI's primary supplier of l-deprenyl for the production of Anipryl(R) is Chinoin, and DAHI purchases its supply of l-deprenyl under a supply agreement with Chinoin dated October 1, 1990, as amended (the "Chinoin Supply Agreement"). The term of the Chinoin Supply Agreement ends on the earlier of (i) the tenth anniversary of the date of the first arm's-length sale in the United States or Canada of the product subsequent to obtaining regulatory approval, (ii) November 22, 2003, and (iii) an earlier date upon the occurrence of an event of force majeure or certain other events. In 1995, DAHI announced that it had developed the data required to qualify an alternative source of supply for l-deprenyl. Both the BVA and the FDA have accepted the data.

         Under its supply agreement with Pfizer, DAHI is entitled to designate a third-party supplier or to manufacture Anipryl(R) itself in a qualified facility.

         Until recently, Anipryl(R) was produced by a third party contract manufacturer. During 2000, Pfizer qualified one of its own facilities to manufacture Anipryl(R) for the North American marketplace.

         The Company intends to qualify DPI to manufacture Anipryl(R) upon receipt of regulatory approval. The process is expected to be completed in 2001.

Research and Development

         Anipryl(R) is currently the only product under development by DAHI. DAHI's research and development activities were concentrated on obtaining additional regulatory approvals for Anipryl(R) and development work associated with new indications for Anipryl(R). Pursuant to the agreement with Pfizer, most of the direct costs associated with the work on new indications for Anipryl(R) is borne by Pfizer.

Competition

         The animal health marketplace is served, generally, by veterinary, agricultural or animal health divisions of large international pharmaceutical and chemical companies that are involved in research and development activities. Products resulting from their activities, may, in the future, compete directly with Anipryl(R).

         The Company is not aware of any other HPF, BVA or FDA approved product available at this time that competes directly with Anipryl(R). In the United States, the 1988 generic animal drug law offers marketing protection from veterinary generic applicants in the United States for a period of five years, until 2002, in the case of Anipryl(R). However, that law does not prevent other companies from repeating the full clinical New Drug Application process to seek FDA approval for a bio-equivalent product, nor does it prohibit human generic versions of Anipryl(R) from being sold to veterinarians. Any such competitor, including sellers of a human or veterinary generic selegiline, would be subject to DAHI's United States and international patent rights.

         No significant competition for Anipryl(R) from products approved for veterinary or human use has been experienced to date in Canada or the United States. However, there are two other treatments available that have not been approved in Canada or the United States to treat canine Cushing's disease but may be used off-label for canine Cushing's disease - Lysodren (mitotane) by Bristol Myers, which was approved for use in the treatment of human inoperable cancer of the adrenal gland, and Nizoral (ketoconazole) by Janssen, a division of Johnson & Johnson. These competitive treatments work by selectively killing the outer layer of the adrenal gland, thereby limiting production of corticosteroid. Notwithstanding such off-label uses, the human generic version of Eldepryl(R) is not approved for the treatment of canine Cushing's disease or CDS in Canada, the United States or elsewhere. The dosage required for dogs suffering from canine Cushing's disease and CDS, in most cases, is much higher than the human 5mg dose for selegiline. Veterinarians will have an incentive to prescribe the product actually approved for veterinary use that can be dispensed from their offices. Lastly, patents for the use of Anipryl(R) for the treatment of dogs with conditions including canine Cushing's disease and CDS have now issued in Canada, the United States and other jurisdictions. DAHI is positioned to enforce its proprietary patent rights and defend itself against infringement by other parties.

         DAHI is aware that Sanofi Sante Nutrition Animale, a French corporation, introduced a veterinary selegiline product in certain European countries for treating behavioural problems of emotional origin in dogs. Sanofi was acquired in 1999 by Ceva Sante Animale. DAHI has submitted an application in the UK under the decentralised European procedure for the approval of Anipryl(R) for use in canine Cushing's disease and CDS. DAHI believes that Ceva's product may infringe its patent rights in Europe and it is monitoring the situation with a view to enforcing its proprietary rights in Europe. See Patents. Subject to applicable regulatory approvals and the outcome of patent proceedings in Europe, Anipryl(R) could face competition from the Ceva product in Europe, although the two products are for different indications. The Ceva product is currently priced significantly lower than Anipryl(R).

Patents

         In September 1992, the United States Patent and Trademark Office issued a patent to DAHI entitled "Use of l-deprenyl for Retention of Specific Physiological Functions." The patent claims specific uses of l-deprenyl for use in treating dogs. Similar patents have also issued to DAHI in Australia, New Zealand and at the European Patent Office. Six additional United States patents have also issued to DAHI. These patents cover various veterinary pharmaceutical uses of l-deprenyl. In March 1996, DAHI received from the United States Patent and Trademark Office a Notice of Allowance covering Anipryl(R) to extend the life expectancy of dogs. DAHI has filed similar patent applications in Canada, Japan and other jurisdictions. In February 1997, the Canadian Intellectual Property Office issued a patent to the Company for the use of Anipryl(R) in the treatment of dogs with conditions including canine Cushing's disease and CDS. In March 1997, the European Patent Office issued a patent to DAHI for the use of Anipryl(R) for retarding the normal age-dependent deterioration of the cognitive process in dogs, also known as CDS. This patent is now subject to an opposition procedure initiated by Ceva. DAHI submitted its response in the second quarter of 1998 and made further submissions in 1999 and 2000 and will continue to defend its patent vigorously.

         The composition of matter patent on selegiline held by Chinoin in the United States and the product by-process patent in Canada have expired. Expiration of these patents held by Chinoin permits competition with DAHI by generic manufacturers, subject to required regulatory approval and provided such competition does not infringe DAHI's issued use patents. Other manufacturers are free to develop processes to manufacture selegiline so long as the process does not infringe the process patents held by Chinoin.

         In August 1996, the United States Patent Office issued a patent to Ceva relating to the use of selegiline for treating behavioural disorders with change of mood in dogs and cats. A similar patent application was filed in 1994 with the Canadian Intellectual Property Office. A similar patent application in Europe by Ceva was allowed in April 2000. DAHI has filed an opposition to this patent.

         In May 1992, DAHI entered into a license agreement with respect to certain patent rights with Innovations Foundation, a technology licensing company founded by the University of Toronto. The patent rights licensed relate to a method for rescuing damaged nerve cells comprising the administration of an amount of deprenyl (selegiline). In February 1999, DAHI was first advised by Innovations Foundation that it believed that Anipryl(R) fell within the scope of the 1992 license agreement. The Company believes that the 1992 license agreement does not have any application to Anipryl(R). See Item 8: Financial Information - Legal/Arbitration Proceedings.

GOVERNMENT REGULATION

         The Company's business is governed by a variety of industry specific statutes and regulations in Canada, the United States and other countries.

Drug Approval Process

         Human Pharmaceuticals

         In Canada, pharmaceutical research, development and marketing activities are regulated by the Food and Drugs Act (Canada) and the rules and regulations made under that Act. The Food and Drugs Act (Canada) is administered under the Therapeutic Products Programme of the HPF, which regulates the use and sale of diagnostic and therapeutic products in Canada. Regulations imposed by federal and local authorities in the United States, where regulation is carried out by the FDA, also significantly regulate the Company's activities.

         In Canada, clinical trials of new pharmaceutical products involve three phases, conducted under what is known as Investigational New Drug Submissions. In Phase I, the product's safety is assessed during clinical trials involving healthy volunteers. In Phase II, the product's efficacy, dosage and safety are tested on a small number of patients with known disease. In Phase III, controlled clinical trials are conducted in which the product is administered to a larger number of patients with known disease, and in which further information relating to the safety and efficacy is gathered. Further, in Phase III, the effectiveness of the product is, in certain cases, compared to that of accepted methods of treatment. If clinical studies establish that the product has value, an applicant files a New Drug Submission with the HPF to obtain marketing approval for the product. The New Drug Submission includes a comprehensive summary and analysis of the results of the clinical trials, information relating to proposed labelling and packaging materials, and data relating to the proposed manufacturing and quality control procedures. If the New Drug Submission is found to be satisfactory, the HPF issues a Drug Identification Number and a Notice of Compliance permitting sale of the new product in Canada.

         In the United States, new drugs require FDA approval of a marketing application (i.e., a New Drug Application or a Product License Application) prior to commercial sale. To obtain marketing approval, data from adequate and well controlled clinical investigations, demonstrating to the FDA's satisfaction a new drug's safety and effectiveness for its intended use, are required. Such data is generated in studies conducted under an Investigational New Drug Application. Clinical studies are characterised as Phase I, Phase II and Phase III trials. In a marketing application, the applicant must also demonstrate the identity, potency, quality and purity of the active ingredients of the product involved and the stability of these ingredients. Further, the manufacturing facilities, equipment, processes and quality controls for the new drug must comply with prescribed cGMP for drugs or biologic products, both in a pre-licensing inspection and in subsequent periodic inspections after licensing. Failure to demonstrate that a drug can be commercially manufactured in accordance with strict regulatory guidelines will preclude approval of the drug. Regulatory approvals must be received before moving the production of a product to a new manufacturing site, and such approvals may cause delays in the production, supply and marketing of a product.

         The process of completing clinical trials and obtaining regulatory approvals for a new drug will, in general, take a number of years and may require the expenditure of substantial resources. Once a New Drug Application/New Drug Submission or Product License Application is submitted, there can be no assurance that the HPF or FDA will review and approve the application in a timely manner. In certain limited circumstances, the HPF will permit an New Drug Submission to be subject to a priority review. The HPF's Priority Review Process allows for a faster review to make available promising drug products for life-threatening or severally debilitating conditions for which there are few effective therapies already on the market. Even after initial approval has been obtained, further studies, including post-marketing studies, may be required to provide additional data on safety necessary to gain approval for the use of the product as a treatment for clinical indications other than those for which the product was initially tested. The HPF and FDA may also require post-marketing surveillance programs to monitor a product's side effects. Results of post-marketing programs may limit or expand the further marketing of products. A serious safety or effectiveness problem involving an approved new drug may result in HPF or FDA action requiring withdrawal of the product from the market and possible civil action.

         The Special Access Program of the Therapeutic Products Directorate of Health Canada is responsible for authorising the sale of pharmaceutical, biologic and radiopharmaceutical products that are not yet approved in Canada to treat patients in emergencies who have a serious or life-threatening illness when conventional therapies have failed or are unsuitable.

         Medical devices such as DRAXIMAGE's BrachySeed(TM) do not require the detailed approval process for therapeutic drugs. If the device is "substantially equivalent" to one currently marketed, as is the case with BrachySeed(TM), then the approval period can be as short as 90 days since no clinical trials are required. In the United States this process is called a 510-K approval.

         Outside of Canada and the United States, the regulatory approval process for the manufacture and sale of pharmaceuticals varies from country to country and the time required may be longer or shorter than that required for HPF or FDA approval. To the extent it chooses to explore foreign markets, the Company may rely on foreign licensees to obtain regulatory approval for marketing its products in foreign countries.

         Veterinary Pharmaceuticals

         The drug approval process for veterinary pharmaceuticals is similar to the process for obtaining approvals for human pharmaceuticals. To receive regulatory approval, a new animal drug must successfully complete a number of development phases. The phases include establishing safety and efficacy in target species as well as the establishment of manufacturing procedures and final product labelling. The final phase of this process includes controlled clinical trials in which the drug is administered to a larger number of such animals, and in which further information relating to safety and efficacy is gathered. Following the clinical trials, the drug sponsor submits an application to the appropriate regulatory agency for marketing approval.

Drug Marketing

         Human Pharmaceuticals

         Prescription drug products generally are made known by manufacturers through advertisements to health care professionals and visits to such professionals known as "detailing." Product-specific advertising to the general public is permitted, subject to certain regulations and industry guidelines.

         An increasing percentage of sales of prescription pharmaceuticals relate to sales of products which are paid, in whole or in part, by government or private insurance drug plans. Many governments have established regimes to control drug pricing at the retail pharmacy level. In addition, there have been, and the Company expects that there will continue to be, an increasing number of proposals to implement government and other third-party payer restrictions upon the pricing of prescription pharmaceuticals as a result of continuing efforts to contain or reduce the costs of health care throughout North America. See Item 3:
Key Information - Risk Factors.

         In most provinces of Canada, there is a drug benefit formulary. A formulary lists the drugs for which a provincial government will reimburse qualifying persons and the prices at which the government will reimburse such persons. There is not complete uniformity between provinces; however, provincial governments generally will reimburse the lowest available price of the generic versions of any drug listed on the province's formulary list. The formularies can also provide for drug substitution, even for patients who do not qualify for government reimbursement. The effect of these provincial formulary regimes is to encourage the sale of lower-priced generic versions of pharmaceutical products.

         Veterinary Pharmaceuticals

         In the case of new veterinary "prescription" pharmaceuticals, no sales may be made by drug manufacturers directly to the public. Instead, a prescription drug is initially available only through veterinarians who generally sell it from their offices. Veterinary prescription drugs generally are promoted by manufacturers through advertisements to veterinarians and sales visits to animal health clinics. Product-specific advertising to the general public is permitted, subject to certain regulations and industry guidelines.

         There are no government price controls or reimbursement plans in the veterinary pharmaceutical marketplace. There are a few private pet insurance plans; however, these plans do not represent a significant portion of the veterinary market. Accordingly, the veterinary marketplace is not subject to the cost containment measures that are prevalent in the human pharmaceutical market.

Patent Protection and Price Controls

         Companies that have invented human or veterinary drugs can apply for patent protection virtually world-wide, subject to strict rules relating to timing, subject matter and the scope of protection sought. Patents can cover many aspects of a pharmaceutical product, including the drug itself, processes for preparing the drug, delivery systems and new uses. Patents do not, however, guarantee that the owner of the patent or its licensee can utilise the patented invention because there may be pre-existing governing rights. While a patent permits the owner or its licensee to prevent others from doing what is covered by the patent, competitors are always free to market products which do not infringe the particular patent, provided such competitors otherwise comply with health regulatory requirements.

         Historically, pharmaceutical companies have relied heavily upon patents to protect proprietary positions on drug products. The Company's policy is to protect its technology, inventions and improvements by, among other things, filing patent applications for technology it considers important to the development of its business. The Company also relies upon trade secrets, know-how and licensing opportunities to develop and maintain its competitive position.

         Under United States patent law, with respect to inventions made prior to January 1, 1996, a patent is issued to the person who made the invention first, rather than to the first person to file an application thereafter, as is common in other countries. In determining who is entitled to a United States patent on a particular technology, events in the United States prior to January 1, 1996 may be important.

         The Patent Act (Canada) provides remedies for patent infringement. In addition to the standard legal action for patent infringement, in 1993, the Canadian government enacted Regulations under the Patent Act (Canada) whereby a competitor proposing a generic version for a drug which has been marketed in Canada under a Notice of Compliance must serve a Notice of Allegation on the originator of the drug before the competitor may be granted a Notice of Compliance in respect of its generic drug. The originator of the drug may apply to the Federal Court of Canada for an order prohibiting the Minister of National Health and Welfare from issuing a Notice of Compliance until the issue of patent infringement has been resolved.

         The Canadian Government has also established the PMPRB, which monitors and controls prices of patented drug products marketed in Canada by persons holding, or licensed under, one or more patents relating to drug products. For a patented drug product, the PMPRB will approve an introductory price (based on a comparative analysis) and will require that the price not be increased each year thereafter by more than the annual increase of the Canadian Consumer Price Index. As such, the existence of one or more patents relating to a drug product, while providing some level of proprietary protection for the product, also triggers a governmental price control regime which significantly impacts on the Canadian pharmaceutical industry's ability to set pricing.

Drug Manufacturing

         Pharmaceutical companies are required to submit as part of their New Drug Submission in Canada, or as part of their New Drug Application in the United States, detailed descriptions regarding the proposed manufacturing and packaging process and manufacturers in respect of a particular drug. As a result, a decision to manufacture or package products in a facility other than that originally approved under the New Drug Application or New Drug Submission (as may be the case with contracting manufacturing outsourcing), can result in significant delays in production.

         Pharmaceutical manufacturing facilities are subject to strict quality control standards including cGMP. Production processes within a facility are subject to one-time validation testing, as well as periodic review. In the case of sterile product manufacturing, the standards are even higher than for the manufacturing of ointments, creams and liquids. The manufacture of radioactive drugs is subject not only to cGMP but also the environmental safety, handling and transportation requirements of the Canadian Nuclear Safety Commission ("CNSC") and the United States Nuclear Regulatory Commission ("NRC"). There are no issues with respect to radioactive waste disposal since all of the isotopes used in Nuclear Medicine are short lived and can be easily stored on site until decayed and then disposed of.

         The FDA, HPF, CNSC and NRC conduct regular audits of the Company's facilities to ensure compliance with cGMP and other statutory requirements. See
Item 3: Key Information - Risk Factors.

ORGANISATIONAL STRUCTURE

         The following chart illustrates the corporate organisation and jurisdictions of the Company and its significant affiliates as at June 25, 2001(1):

        [GRAPH - CORPORATE ORGANIZATION CHART (AS AT JUNE 25, 2001)]

                              DRAXIS HEALTH INC.
                         CORPORATE ORGANIZATION CHART
                           (AS AT JUNE 25, 2001)(1)

                              DRAXIS HEALTH INC.
                                   (CANADA)

                      66.1%
---------        --------             -------------           ---------
Draximage         Draxis                   DAHI                 DAHI
  Inc.            Pharma                  Animal               Animal
                   Inc.                   Health               Health
                                      (New Zealand)            (U.K.)
                                       Pty Limited             Limited

(Canada)         (Canada)             (New Zealand)           (England)
---------        --------             -------------           ---------
    Canadian Companies                      International Companies

                   -----------              ----------
                     Deprenyl                  DAHI
                     Animal                     LLC
                     Health,
                       Inc.                 (Delaware)
                   (Louisiana)
                   -----------              ----------

        --------            ----------
          DAHI               Draxis
         Nevada             U.S. Inc.
          Inc.

        (Nevada)            (Delaware)
        --------            ----------
               U.S. Companies                    (1) All companies are 100%
                                                     owned except as noted.

PROPERTY, PLANTS AND EQUIPMENT

         The Company's operating facility is its owned 242,000 square foot pharmaceutical manufacturing facility which houses DRAXIMAGE and DPI. The facility is located at 16751 Trans Canada Highway, Kirkland, Quebec, Canada, H9H4J4. See Item 3: Key Information.

         The Company's head office and DRAXIS Pharmaceutica's operations are located at 6870 Goreway Drive, Second Floor, Mississauga, Ontario Canada L4V 1P1. The original lease for this 12,810 square foot facility was entered into on April 25, 1994 between Samuel Sarick Limited, Kentlake Construction Limited and Anec Investments Limited, as landlord, and the Company, as tenant. Samuel Sarick Limited is controlled by Mr. Samuel Sarick, a director of the Company. The original lease was renewed effective May 1, 1999 for a further five year term at an annual base rent of $172,000. The terms of the renewal were negotiated with the assistance of Colliers International retained by the Company. The Company believes that the lease terms are consistent with arm's length comparables.

         The Company believes all of the above noted properties are suitable and adequate for its business purposes as presently contemplated.

         For information concerning the Company's capital expenditures and methods of financing, please see Item 5: Operating and Financial Review and Prospects.

Item 5.  Operating and Financial Review and Prospects

         The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's consolidated audited financial statements and related notes for the year ended December 31, 2000. These statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects from U.S. GAAP as described below and in Note 24 to the Company's 2000 consolidated financial statements.

         Certain statements contained in Management's Discussion and Analysis of Financial Condition and Results of Operations may constitute forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, changing market conditions, clinical trial results, the establishment of new corporate alliances, the impact of competitive products and pricing, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

CONSOLIDATED RESULTS OF OPERATIONS

         The Company achieved a number of significant accomplishments during fiscal 2000 including:

          o Record annual revenues of $52.7 million representing a five-year annual compound growth rate of 39.1%;

          o Positive earnings before interest, taxes, depreciation, amortisation, research and development and nonrecurring items ("EBITDARD") of $6.9 million;

          o Issuance of shares in DPI for aggregate proceeds of $7.8 million, which reduced the Company's ownership in DPI from 100.0% to 65.9% and resulted in an aggregate gain of $2.0 million;

          o Divestiture of the Company's dermatology product lines for aggregate proceeds of $13.3 million; and

          o 31.7% reduction in debt, resulting in a reduction in debt to shareholders' equity ratio to 0.35 from 0.50 in 1999.

                                           2000               1999               1998



----------------------------------- ------------------- ------------------ ------------------
Revenues                                 $ 52,727            $ 48,421           $ 35,623
----------------------------------- ------------------- ------------------ ------------------
EBITDARD(1)                                 6,923               7,576               (563)
R & D (Net)                                (2,533)             (1,918)            (2,858)
----------------------------------- ------------------- ------------------ ------------------
EBITDA(2)                                   4,390               5,658             (3,421)
Depreciation and amortisation              (8,435)             (7,467)            (6,875)

Non-Recurring Items
   Restructuring charges                     (792)                  -             (2,500)
   Product rights acquired                      -             (12,452)                 -
   Other income                             2,609               2,701                  -
   Revaluation of tax assets               (2,444)                  -                  -
Financial (Net)                            (1,209)             (1,384)                (5)
Income taxes                                1,010               5,684              1,847
Non-controlling interest                      504                   -                  -
----------------------------------- ------------------- ------------------ ------------------
Net loss                                 $ (4,367)           $ (7,260)         $ (10,954)
=================================== =================== ================== ==================
Net loss per share                       $ (0.12)            $ (0.21)           $ (0.34)
=================================== =================== ================== ==================
           (in thousands of Canadian dollars except share related data) (Canadian GAAP - restated)

(1) Earnings (loss) before R&D, non-recurring items, depreciation and amortisation, financial income (expense), income taxes and non-controlling interest
(2) Earnings (loss) before non-recurring items, depreciation and amortisation, financial income (expense), income taxes and non-controlling interest

Change in Accounting Policy

         Effective January 1, 2000, the Company changed its policy with respect to revenue recognition of non-refundable fees received in connection with collaboration agreements; such fees will now be deferred and recognised as revenue rateably over the contract period. Previously, such fees were recognised as revenue based on contractual entitlements and when receipt was reasonably assured. Under Canadian GAAP, this change in policy was applied retroactively with prior period restatement as relates to the accounting for the Company's collaboration agreement with Pfizer. The effect of this change on revenues and net loss are summarised in the following table:

                                                Increase (Decrease)
---------------------------- -------------------- ------------------- ------------------
                                     2000                1999                1998
---------------------------- -------------------- ------------------- ------------------
Revenues                          $ 4,673               $ 4,673           $ (17,718)
Net loss                         $ (1,322)             $ (1,322)           $ 15,999
============================ ==================== =================== ==================
              (in thousands of Canadian dollars) (Canadian GAAP)

Change in Accounting Convention and Reporting Currency

         Beginning with the first quarter of 2001 the Company intends to adopt U.S. GAAP and United States dollars for financial reporting purposes. The decision to make this change was influenced by the Company's desire to make it easier for shareholders to assess the Company's financial performance by using accounting rules that apply to most of its customers and peer companies. Canadian GAAP financial statements (in United States dollars) will be available to shareholders and will be filed with Canadian regulatory authorities.

Comparison of 2000 to 1999

         Consolidated revenues in 2000 of $52,727,000 increased 8.9% over 1999 revenues of $48,421,000 with all operating segments contributing to this growth.

         Consolidated EBITDARD in 2000 declined $653,000, or 8.6%, to $6,923,000 as compared to $7,576,000 in 1999. Consolidated cost of sales increased in 2000 to 56.5% of revenues from 54.6% in 1999 primarily due to a change in revenue mix and increased production costs at the Company's contract lyophilisation manufacturer. The corresponding decline in gross margin was more than offset by increased revenues. Selling, general and administration expenses in 2000 represented 30.3% of revenues as compared to 29.7% in 1999.

         Research and development ("R&D") expenditures, before related investment tax credits, increased $621,000, or 27.5%, from $2,262,000 in 1999 to $2,883,000 in 2000 due to increased regulatory activity associated with the seven products being developed by the Company's Canadian Pharmaceuticals business and advances in the Company's radiopharmaceutical product pipeline. R&D-related investment tax credits amounted to 12.1% of gross R&D expenditures in 2000 as compared with 15.2% in 1999.

         Non-recurring items in 2000 included a $2,000,000 gain on reduction of ownership in subsidiary arising from DPI's issuance of common shares to outside interests, a $792,000 restructuring charge related to the divestiture of the Company's dermatology product lines, a $609,000 gain on the sale of dermatology product rights, and a $2,444,000 charge related to the reduced value of the Company's future income tax assets associated with substantively enacted legislation implementing a decrease in certain Canadian corporate income tax rates. Non-recurring items in 1999 included a $12,452,000 charge related to the cost of rights to products acquired from Elan and a gain of $2,701,000 arising from the disposition of the Company's investment in Bone Care International, Inc.

         Net financial expense in 2000 was largely unchanged from 1999. Interest income of $550,000 in 2000 increased by $439,000 over 1999 as a result of higher cash balances during the year. Financing expense in 2000 of $1,759,000 increased by $264,000 over 1999.

         In 2000, the Company recorded an income tax expense of $1,434,000 as compared to an income tax benefit of $5,684,000 in 1999. Excluding the $2,444,000 nonrecurring charge, in 2000 the income tax benefit would have been $1,010,000, or 29.4% of pre-tax loss, as compared to 43.9% in 1999. The decline in the effective tax rate is attributable to a change in the mix of income across tax jurisdictions in which the Company operates and reconciling differences between income for accounting and tax purposes as detailed in Note 8 to the Company's 2000 consolidated financial statements.

         In 2000 the Company provided for 34.1% of DPI's net loss from February 1 to December 31, 2000 as non-controlling interest.

         The 2000 net loss per share of $0.12 compares to the 1999 net loss per share of $0.21. The weighted-average number of common shares outstanding in 2000 increased by 7.3% over 1999 due to the exercise of warrants and options, conversion of employee participation shares and the full year effect of the 1999 share issuance to Elan, partly offset by the purchase for cancellation of 100,000 common shares under the Company's normal course issuer bid.

Comparison of 1999 to 1998

         Consolidated revenues in 1999 of $48,421,000 increased 35.9% over 1998 due to the full year effect of contract manufacturing activities and increased revenues in the Company's Radiopharmaceutical and Companion Animal Health businesses which together offset a decline in Canadian Pharmaceutical revenues.

         Consolidated EBITDARD in 1999 increased $8,139,000 to $7,576,000 as compared to a loss of $563,000 in 1998. Consolidated cost of sales increased in 1999 to 54.6% of revenues from 51.5% in 1998 primarily due to a change in revenue mix. The corresponding decline in gross profit was more than offset by increased revenues. Selling, general and administration expenses in 1999 declined to 29.7% of revenues as compared to 50.1% in 1998 largely due to the discontinuance of dermatology detailing activity in the United States in late 1998 partly offset by the full year effect following the 1998 acquisition of the Company's manufacturing facility.

         R&D expenditures, before related investment tax credits, decreased $980,000, or 30.2%, from $3,242,000 in 1998 to $2,262,000 in 1999 largely due to a reduction in expenditures on Anipryl(R), lower spending on the Company's radiopharmaceutical product pipeline due to timing issues and lower dermatology spending. Partially offsetting these declines was an increase in expenditures on products in the Company's Canadian Pharmaceutical segment. R&D-related investment tax credits amounted to 15.2% of gross R&D expenditures in 1999 as compared with 11.8% in 1998.

         Non-recurring items in 1999 included the $12,452,000 charge related to the cost of rights to products not then approved for sale in Canada and the gain of $2,701,000 arising from the disposition of the Company's investment in Bone Care International, Inc. In 1998, non-recurring items were limited to a $2,500,000 restructuring charge arising from the reorganisation of the Company's United States dermatology operations.

         Net financing expense of $1,384,000 for 1999 compares with $5,000 in 1998. This increase was due to the full drawdown of DPI's term loan and interest expense on the Company's bank loan entered into during 1999.

         In 1999, the Company recorded an income tax benefit of $5,684,000, or 43.9% of pre-tax loss, as compared to 14.4% in 1998. The increase in the effective tax rate in 1999 is largely attributable to a change in the mix of income across tax jurisdictions in which the Company operates and reconciling differences between income for accounting and tax purposes, as detailed in Note 8 to the Company's 2000 consolidated financial statements.

         The 1999 net loss per share of $0.21 compares to the 1998 net loss per share of $0.34. The weighted-average number of common shares outstanding in 1999 increased by 5.9% over 1998 due to the issuance of 3,043,996 shares to Elan and the exercise of warrants and options and conversion of employee participation shares.

U.S. GAAP

         The differences between Canadian and U.S. GAAP that affect net income
(loss) are summarised in the following table:

                                               2000                 1999                1998
--------------------------------------- -------------------- -------------------- ------------------
Net loss as reported under Canadian          $ (4,367)            $ (7,260)           $ (10,954)
   GAAP
--------------------------------------- -------------------- -------------------- ------------------
Adjustments
   Change in accounting policy                (28,765)              (4,110)              13,211
   Amortisation expenses                        3,540                3,540                3,540
   Gain on  reduction  of ownership in         (2,000)                   -                    -
   subsidiary
   Research and development                      (350)                (344)                (384)
   Income taxes                                 2,502                   52                   92
--------------------------------------- -------------------- -------------------- ------------------
                                              (25,073)                (862)              16,459
--------------------------------------- -------------------- -------------------- ------------------
Net income (loss) under U. S. GAAP          $ (29,440)            $ (8,122)             $ 5,505
======================================= ==================== ==================== ==================
        (in thousands of Canadian dollars) (restated)

         Effective January 1, 2000, the Company changed its policy with respect to revenue recognition of non-refundable fees received in connection with collaboration agreements whereby, under both Canadian and U.S. GAAP, such fees will now be deferred and recognised as revenue rateably over the contract period. This new policy is consistent with the guidelines contained in the United States Securities and Exchange Commission Staff Accounting Bulletin #101, "Revenue Recognition in Financial Statements," dated December 1999. Under Canadian GAAP, this change has been applied retroactively and prior periods have been restated. Under United States GAAP, $28,765,000, representing the cumulative effect of the change in policy, was charged to earnings in 2000, and prior years have not been restated.

         Amortisation expense under Canadian GAAP differs from United States GAAP due to the differential treatment of: technical assistance costs, the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of the shares of DAHI and the portion of the 1997 acquisition cost of the Company's radiopharmaceutical business assigned to patents and trademarks for products that had yet to receive regulatory approval at the time of acquisition.

         Gains arising as a result of DPI's share issuance to outside interests are recognised as income under Canadian GAAP. Under United States GAAP, such gains are recorded as an increase to shareholders' equity.

         Under Canadian GAAP, R&D investment tax credits are deducted from R&D expense. Under United States GAAP, such tax credits are included in the provision for income taxes.

         Under Canadian GAAP, the impact of legislation implementing a decrease in certain Canadian corporate income tax rates on tax assets or liabilities is reflected in earnings when the enabling legislation is substantively enacted. Under United States GAAP, the impact is reflected only when the legislation is enacted. Management expects the enabling legislation to be enacted in 2001. In addition, the tax effects of the differences between Canadian and United States GAAP as they relate to amortisation expenses results in differences in income taxes between Canadian and United States GAAP.

         A more detailed analysis of the differences in the Company's financial results under Canadian and United States GAAP is contained in Note 24 to the Company's 2000 consolidated financial statements.

Outlook

         In 2001, the Company expects consolidated revenues to grow by 15 to 20% and to realise positive net income from continuing operations. The Company's objective is to achieve annualised revenues in 2003 or 2004 of $100,000,000 to $150,000,000 from its existing businesses.

Definition of Segments

         For purposes of operating decision-making and performance assessment, the Company divides its operating results into the following segments:
Radiopharmaceuticals, Manufacturing, Canadian Pharmaceuticals, Companion Animal Health, and Corporate Expenses.

RADIOPHARMACEUTICALS

                                                2000               1999               1998
---------------------------------------- ------------------- ------------------ -----------------
Revenues                                      $ 8,809             $ 8,555            $ 7,508
---------------------------------------- ------------------- ------------------ -----------------
EBITDA                                            811               2,800              2,776
Depreciation and amortisation                  (1,444)             (1,341)            (1,276)

---------------------------------------- ------------------- ------------------ -----------------
Income (loss) from operations                  $ (633)            $ 1,459            $ 1,500
---------------------------------------- ------------------- ------------------ -----------------
         (in thousands of Canadian dollars) (Canadian GAAP)

         Radiopharmaceuticals comprises the Company's radiopharmaceutical subsidiary, DRAXIMAGE Inc. DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceuticals for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilised (freeze-dried) Technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labeled with a variety of isotopes including radioiodine, and BrachySeed(TM), a second generation Iodine-125 brachytherapy implant. DRAXIMAGE has a number of products in late-stage development including a Palladium-103 BrachySeed(TM) and three Technetium-99m based diagnostic imaging products: Fibrimage(R) for imaging deep vein thrombosis currently in Phase III, Amiscan(TM) for the early diagnosis of acute myocardial infarct currently in Phase II, and INFECTON for imaging infection.

Comparison of 2000 to 1999

         Radiopharmaceutical revenues in 2000 increased by $254,000, or 3.0%, over 1999 levels.

         EBITDA for this segment in 2000 declined by $1,989,000 over 1999 as a result of higher production and operating costs, including the production cost of outsourced lyophilised kits and increased R&D expenditures in respect of products under development.

         Depreciation and amortisation ("D&A") expense for this segment increased $103,000, or 7.7%, in 2000 over 1999 due to the full year effect of depreciation on DRAXIMAGE's radiopharmaceutical laboratories that were completed in mid-1999.

Comparison of 1999 to 1998

         Radiopharmaceutical revenues in 1999 increased $1,047,000, or 14.0%, over 1998 levels largely due to higher shipments of lyophilised kit products.

         1999 EBITDA for this segment increased $24,000, or 0.9%, over 1998 with higher production and operating costs associated with the relocation of this business to the Company's own facility largely offsetting increased contribution from higher revenues.

         D&A expense for this segment increased $65,000, or 5.1%, in 1999 over 1998 due to the commencement of depreciation on DRAXIMAGE's new radiopharmaceutical laboratories.

Outlook

         The Company expects Radiopharmaceutical revenues to increase in 2001 driven by new product introductions, including BrachySeed(TM), and increases in production capacity for the Company's major radiopharmaceutical products. Operating profitability is expected to improve in proportion to the anticipated increase in revenues.

MANUFACTURING

                                                           2000               1999               1998
           ---------------------------------------- ------------------- ------------------ -----------------
           Revenues                                      $ 22,998           $ 19,083           $ 10,076
           ---------------------------------------- ------------------- ------------------ -----------------
           EBITDA                                            (291)            (1,281)                16
           Depreciation and amortisation                   (1,201)              (923)              (468)
           ---------------------------------------- ------------------- ------------------ -----------------
           Loss from operations                          $ (1,492)          $ (2,204)            $ (452)
           ---------------------------------------- ------------------- ------------------ -----------------

           (in thousands of Canadian dollars) (Canadian GAAP)

         Manufacturing comprises the Company's manufacturing subsidiary, DPI, and product sales of Anipryl(R) to Pfizer. DPI is a contract pharmaceutical manufacturer with capabilities in a broad range of dosage forms, specialising in sterile and sterile lyophilised products. Operating out of a cGMP-compliant 242,000 square-foot facility located in Montreal, Canada, DPI manufactures pharmaceutical products for the Company, as well as over 15 other pharmaceutical clients for many international jurisdictions.

Comparison of 2000 to 1999

         2000 revenues increased by 20.5% over 1999 levels due to new manufacturing contract volumes coming on stream, including a long-term agreement signed with Warner Lambert Consumer Healthcare, Division of Pfizer Canada Inc., partially offset by lower sales of Anipryl(R) to Pfizer.

         EBITDA in 2000 improved by $990,000 over 1999, in line with increased revenues. EBITDA in 2000 included $313,000 of government assistance as compared to $413,000 in 1999.

         D&A expense in 2000 increased $278,000, or 30.1%, over 1999 as a result of depreciation charges commencing for capital additions at DPI's manufacturing facility.

Comparison of 1999 to 1998

         1999 revenues increased $9,007,000 over 1998 mainly as a result of the full year effect following the May 1998 acquisition of DPI's manufacturing facility and increased sales of Anipryl(R) to Pfizer.

         EBITDA in 1999 declined by $1,297,000 over 1998 following substantial utilisation in 1998 of the $1,511,000 of operating losses funded by the vendor of DPI's facility in accordance with the terms of the related purchase and sale agreement. EBITDA in 1999 included $413,000 of government assistance as compared to $Nil in 1998.

         D&A expense in 1999 increased $455,000 over 1998 as a result of the full year effect of the acquisition of DPI's manufacturing facility.

Outlook

         Management anticipates continued growth in manufacturing revenues and improved operating profitability in 2001 driven by the commencement of commercial lyophilisation production and the impact of new manufacturing contracts.

CANADIAN PHARMACEUTICALS

                                             2000                1999              1998
------------------------------------- -------------------- ----------------- ------------------
Revenues                                    $ 14,443            $ 13,525          $ 14,095
------------------------------------- -------------------- ----------------- ------------------
EBITDA                                         3,030               2,689            (3,532)
Non-Recurring Items
   Restructuring charges                        (792)                  -            (2,500)
Depreciation and amortisation                 (2,911)             (2,252)           (2,160)
------------------------------------- -------------------- ----------------- ------------------
Income (loss) from operations                 $ (673)              $ 437          $ (8,192)
------------------------------------- -------------------- ----------------- ------------------
          (in thousands of Canadian dollars) (Canadian GAAP)

         Canadian Pharmaceuticals comprises the Company's business which operates under the name DRAXIS Pharmaceutica. DRAXIS Pharmaceutica markets and sells in-licensed pharmaceutical products in Canada with a current focus in neurology. Products currently marketed by Pharmaceutica include Permax(R) and Eldepryl(R) for Parkinson's disease, Alertec(R) for narcolepsy, Zanaflex(R) for the treatment of spasticity, and Mysoline(R) and Diastat(R) for epilepsy. Pharmaceutica currently has seven products filed for Canadian regulatory approval including MYOBLOC(TM) (botulinum toxin type B) for the treatment of cervical dystonia and Hectorol(TM) for the treatment of secondary hyperparathyroidism in patients undergoing chronic renal dialysis.

Comparison of 2000 to 1999

         Canadian Pharmaceuticals revenues in 2000 increased $918,000, or 6.8%, over 1999 due to increased sales of its major neurology products, including Permax(R), Alertec(R) and Zanaflex(R) and the launches of Mysoline(R) and Diastat(R) in early 2000, partially offset by the net effect of the divestiture of the Company's dermatology product lines. The net proceeds from the sale of the SpectroPharm line of products were deferred and are being recognised as revenue on a straight-line basis over the period to February 2005. Accordingly, dermatology product revenues declined in 2000 following completion of the product line divestitures with a portion of this decline offset by amortisation of deferred revenues.

         EBITDA for this segment in 2000 increased $341,000 over 1999 levels due to the net impact of the deferred revenue accounting for the SpectroPharm transaction and increased product sales, partially offset by increased R&D and operating expenses.

         Non-recurring items in 2000 included a $792,000 restructuring charge related to the divestiture of the Company's dermatology product lines.

         D&A expense for this segment in 2000 increased by $659,000, or 29.3%, over 1999 levels mainly due to the full year effect of amortising the cost of product rights acquired in mid-1999 and increased amortisation charges as a result of aligning the amortisation term for the residual goodwill associated with the SpectroPharm product line with the period over which the SpectroPharm deferred revenue will be recognised.

Comparison of 1999 to 1998

         1999 Canadian Pharmaceuticals revenues declined $570,000, or 4.0%, over 1998. This decline was attributable to lower dermatology revenues in the United States following the restructuring of the Company's dermatology operations in late 1998 as well as reduced sales of the Company's two selegiline products, Eldepryl(R) and Novo-Selegiline, caused by increased competition. These declines were partially offset by higher Canadian dermatology sales and new product revenues following the 1999 launches of Alertec(R) and Zanaflex(R).

         EBITDA for this segment in 1999 improved $6,221,000 over 1998, largely due to the discontinuance of dermatology detailing activity in the United States in late 1998.

         Non-recurring items in 1998 included a $2,500,000 restructuring charge arising from the reorganisation of the Company's United States dermatology operations.

         D&A expense for this segment in 1999 increased $92,000, or 4.3%, over 1998.

Outlook

         Canadian Pharmaceuticals is currently seeking regulatory approval for seven pharmaceutical products. As these products are approved for sale and launched, it is expected that operating earnings from this segment may be negatively affected as a result of related launch costs exceeding product contribution for a period immediately following launch. Management expects that increasing sales of its on-market products, particularly its more recently launched products, Alertec(R), Zanaflex(R) and Diastat(R), will, to some degree, offset new product launch costs.

         In 2000, the Company initiated a strategic review of its Canadian Pharmaceuticals business to explore alternatives which may be financially superior to the Company's continued ownership of this business. This process is expected to be completed in 2001.

COMPANION ANIMAL HEALTH

                                                2000               1999               1998
---------------------------------------- ------------------- ------------------ -----------------
Revenues                                       $ 8,919            $ 8,070            $ 3,944
---------------------------------------- ------------------- ------------------ -----------------
EBITDA                                           7,818              7,416              2,585
Depreciation and amortisation                   (2,841)            (2,837)            (2,794)
---------------------------------------- ------------------- ------------------ -----------------
Income (loss) from operations                  $ 4,977            $ 4,579             $ (209)
---------------------------------------- ------------------- ------------------ -----------------
         (in thousands of Canadian dollars) (Canadian GAAP)

         Companion Animal Health comprises the Company's royalty interest and deferred revenues, net of associated expenses, associated with Anipryl(R). Anipryl(R) is a veterinary prescription pharmaceutical developed by the Company and indicated for the treatment of canine Cognitive Dysfunction Syndrome and canine Cushing's disease. Anipryl(R) was licensed to Pfizer in 1997 in return for milestones, royalties, a manufacturing supply agreement and a research collaboration. Anipryl(R) is currently approved for sale in the United States, Canada, Australia, New Zealand and Brazil.

Comparison of 2000 to 1999

         2000 revenues in this segment increased $849,000, or 10.5%, over 1999. Product sale-related royalties declined in 2000 following the inventory load-in associated with the 1999 launch of Anipryl(R) in the United States for canine Cognitive Dysfunction Syndrome. This decline was more than offset by an additional payment of $2,101,000 from Pfizer based on the cumulative sales of Anipryl(R) for the three-year period ending December 31, 2000.

         EBITDA in 2000 increased $402,000, or 5.4%, over 1999, in line with increased revenue levels.

         D&A expense was largely unchanged in 2000 as compared to 1999.

Comparison of 1999 to 1998

         1999 revenues in this segment increased $4,126,000 over 1998 following the commencement of deferred revenue amortisation of the $19,903,000 of non-refundable fees earned in 1998 and an increase in product sale-related royalties following the inventory load-in associated with the 1999 launch of Anipryl(R) in the United States for canine Cognitive Dysfunction Syndrome.

         EBITDA in 1999 increased $4,831,000 over 1998, in line with increased revenue levels.

         D&A expense was largely unchanged in 1999 as compared to 1998.

Outlook

         Deferred revenue recognition and product sale-related royalties are expected to continue to contribute positively to earnings for this segment, albeit at a slower rate of growth than originally expected.

         The Company believes there are future entitlements for additional minimum royalties under the Anipryl(R) agreement with Pfizer. The amount of such future entitlements is not yet determinable.

CORPORATE EXPENSES

                                                2000               1999               1998
---------------------------------------- ------------------- ------------------ -----------------
EBITDA                                       $ (6,570)          $ (5,890)         $ (5,266)
Depreciation and amortisation                     (38)              (114)             (177)
---------------------------------------- ------------------- ------------------ -----------------
Loss from operations                         $ (6,608)          $ (6,004)         $ (5,443)
---------------------------------------- ------------------- ------------------ -----------------
         (in thousands of Canadian dollars) (Canadian GAAP)

         The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Comparison of 2000 to 1999

         Corporate expenses, before D&A, in 2000 increased by $680,000, or 11.5%, over 1999 due to increased regulatory, legal and other non-allocated expenses.

Comparison of 1999 to 1998

         Corporate expenses, before D&A, in 1999 increased by $624,000, or 11.8%, over 1998 due to increased legal and other non-allocated expenses.

Outlook

         Corporate expenses are expected to decline moderately in 2001 relative to 2000 as a result of the Company's expense reduction initiatives.

LIQUIDITY AND CAPITAL RESOURCES

                                             2000               1999              1998
-------------------------------------- ------------------- ----------------- ------------------
Cash and cash equivalents                  $ 6,621             $ 2,927          $ 3,676
Cash flows used in operations(1)          $ (5,393)          $ (13,100)       $ (13,804)
Non-financial working capital (net)(2)    $ 17,396            $ 10,822         $ 19,688
Total debt                                $ 16,815            $ 24,615         $ 18,217
Total debt to equity ratio                    0.35                0.50             0.39
-------------------------------------- ------------------- ----------------- ------------------
           (in thousands of Canadian dollars) (Canadian GAAP - restated)

(1)  Before changes in working capital
(2) Excluding cash and cash equivalents, bank loan and current portions of deferred revenues and long-term debt

         Cash and cash equivalents at December 31, 2000 totaled $6,621,000, as compared with $2,927,000 in 1999 and $3,676,000 in 1998.

         The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities. There are no restrictions on the flow of these funds nor have any of these funds been committed in any way other than $500,000 which, as at December 31, 2000, was held as a deposit against representations provided by the Company in connection with the SpectroPharm transaction and was released in February 2001. However, there are certain standard financial liquidity ratio requirements pursuant to DPI's term loan as well as terms of the DPI shareholders' agreement that could restrict the free flow of funds from one subsidiary of the Company to another.

         Cash flows used in operations, before changes in working capital, in 2000 improved to $5,393,000 as compared to $13,100,000 and $13,804,000 in 1999 and 1998, respectively. Excluding the impact of non-recurring items including restructuring charges and the cost of product rights acquired, the increase in operating cash flows used in operations in 2000 was largely attributable to the decline in EBITDA and higher deferred revenue amortisation.

         The Company had $39,341,000, $32,709,000 and $37,382,000 of deferred revenue as at December 31, 2000, 1999 and 1998, respectively. The increase in 2000 was attributable to the additions of $12,237,000 and $692,000 due to the SpectroPharm transaction and the licensing of BrachySeed(TM), respectively, partly offset by amortisation during the year. Deferred revenue amortisation, which represents a source of non-cash earnings for the Company, totaled $6,296,000, $4,673,000 and $2,185,000 in 2000, 1999 and 1998, respectively.

         Non-financial working capital was $17,396,000, $10,822,000 and $19,688,000 at December 31, 2000, 1999 and 1998, respectively. The increase in 2000 was due to increased inventories attributable to shipment timing issues and increased accounts receivable largely attributable to the additional payment related to Anipryl(R) accrued in 2000 and received in April 2001. The decline in 1999 was largely due to $19,903,000 in non-refundable payments related to Anipryl(R) earned in 1998 and received in early 1999.

         Cash flows used in investing activities, excluding changes in deferred revenues, totaled $578,000, $13,121,000 and $26,193,000 in 2000, 1999 and 1998,
respectively.

         Capital expenditures were $1,674,000, $12,256,000 and $6,034,000 in
2000, 1999 and 1998, respectively. Expenditures were unusually high in 1999 and 1998 during the construction of the Company's new lyophilisation line and radiopharmaceutical facilities and installation of its enterprise resource planning system.

         The Company did not make any acquisitions in 2000. In 1999, the Company paid $17,560,000 in consideration for the acquisition of the exclusive Canadian rights to eight neurology products from Elan. $12,452,000 of this fee was charged to earnings in 1999. In 1998, the Company acquired its manufacturing facility for an aggregate purchase price of $14,548,000.

         Net proceeds from the divestiture of the Company's dermatology product lines in 2000 totaled $13,333,000, of which $12,237,000 was capitalised as deferred revenue. In 1999, the Company realised $3,392,000 in proceeds from the disposition of its investment in Bone Care International, Inc.

         The Company reduced its total indebtedness in 2000 by $7,800,000, thereby decreasing its total debt to shareholders' equity ratio to 0.35 from
0.50 at December 31, 1999 and 0.39 at December 31, 1998.

         As at December 31, 2000, the Company's debt was comprised of two DPI bank loans, a $9,615,000 term loan and a fully drawn $2,000,000 revolving credit facility, and a $5,200,000 unsecured obligation related to the in-licensing of Permax(R). In 2001, DPI's $2,000,000 revolving credit agreement is subject to renewal and $1,900,000 of other indebtedness is scheduled for repayment.

         The Company was in compliance with all lending covenants as at December 31, 2000, 1999 and 1998.

         Proceeds from the issuance of treasury common shares by the Company generated $3,385,000, $10,101,000 and $3,018,000 in 2000, 1999 and 1998,
respectively. These proceeds were attributable to the exercise of warrants and options, other than Elan's 1999 share subscription, which generated $9,756,000.

         In 2000 the Company received net proceeds of $7,795,000 from the issuance of treasury shares by DPI.

         In December 1999, the Company received regulatory approval from the Toronto Stock Exchange to make a normal course issuer bid to repurchase for cancellation up to 1.78 million common shares. During 2000, 100,000 shares were re-purchased for cancellation for total consideration of $397,000. In December 2000 the normal course issuer bid was renewed and will now terminate on the earlier of December 18, 2001 or when 1.83 million common shares have been acquired.

Outlook

         Management expects operating cash flow, before changes in non-financial working capital, to be approximately break-even in 2001 as a result of increased operating profitability.

         Management does not foresee any significant net investment in non-financial working capital in 2001 with higher trade accounts receivable and inventories associated with higher revenues offset by the April 2001 receipt of the additional payment related to Anipryl(R).

         Capital expenditures in 2001 and 2002 are expected to increase significantly over 2000 levels following commencement of several projects associated with new business opportunities, including the expansion of the Company's radiopharmaceutical manufacturing facility. The Company has commenced discussions with respect to the debt financing of these expenditures.

         With the Company's current cash balances, reduced operating cash requirements and debt capacity enhanced through the debt reduction which took place in 2000, management expects to have sufficient liquidity available to fund the Company's cash requirements in 2001. However, any investments or acquisitions of businesses, products or technologies may require additional financing prior to such time.

Risk Management

         The fair value of cash, accounts receivable, accounts payable and accrued charges are equivalent to their carrying value because of the short-term maturity of those instruments. The fair value of long-term investments is determined based on quoted market prices. The Company is not party to any derivative instruments.

Credit Risk

         The Company is subject to credit risk through trade receivables and short-term cash investments. Credit risk with respect to trade receivables is limited given the creditworthiness of the counterparties. The Company invests its excess liquidity in high quality government securities and short-term commercial paper, bank deposits and money market mutual funds which are invested in high quality short-term securities.

Currency Fluctuations

         The Company is subject to currency risk through its U.S. integrated foreign operations. Changes in the exchange rate may result in a decrease or increase in the foreign exchange gain or loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Interest Rate Risk

         The Company is subject to interest rate risk with respect to its floating rate indebtedness. The Company does not use any derivative instruments to reduce its exposure to interest rate risk. See Item 11.

Item 6.  Directors, Senior Management and Employees

         The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Martin Barkin Toronto, ON President, Chief Executive Officer & COO Director since September 23, 1992 and employee of the Company since March, 1992.

Dr. Barkin, MD, B.SC. (MED.), MA, FRCSC, is the President and Chief Executive Officer of the Company. He also serves on the Boards of Viventia Biotech Inc., MedcomSoft Inc. and Bone Care, and is Chairman of the Board of Sunnybrook & Women's College Health Sciences Centre. Dr. Barkin came to the Company (1992) from KPMG where he was Partner and National Practice Leader for Health Care (1991-1992). Before that, he was Deputy Minister of Health for the Province of Ontario (1987-1991), Secretary of the Premier's Council on Health and Chair of the Deputies' Cabinet Committee on Social Policy for the Province of Ontario. He holds the rank of Professor in the Faculty of Medicine at the University of Toronto in both the Departments of Surgery (1982-to date) and Health Administration (1984-to date). Dr. Barkin was President and C.E.O. of Sunnybrook Health Sciences Centre (1987), a 1400-bed teaching and research centre, at which time he was also Vice-Chair of the Ontario Hospital Association and President of the Ontario Council of Teaching Hospitals. He was a practicing urologist and Chief of the Division of Urology at Sunnybrook Health Sciences Centre (1972-1984), and a researcher serving as Project Director at the Research Institute of the Hospital for Sick Children (1968-1992), and a member of Grants Review Committee of the Medical Research Council of Canada.

Brian M. King                        Calgary, AB      Chairman and Director
Director since May 26, 1994.

Mr. King is the former Chairman and Chief Executive Officer of Connaught Biosciences, Inc. He is also a director of Onex Corporation, the VenGrowth Investment Funds and the Health Care and Biotechnology Venture Fund.

Leslie L. Dan                        Toronto, ON      Director
Director since December 10, 1993.

Mr. Dan is Chairman of Novopharm, one of Canada's leading pharmaceutical companies. Prior to April 5, 2000, Mr. Dan was Chairman and Chief Executive Officer of Novopharm.

James P. Doherty                     Toronto, ON      Vice-Chairman and Director
Director since June 16, 1990.

Mr. Doherty is the former President and C.O.O. of the Company and was Vice-President for Corporate Development from May 1993 to May 1995 for DUSA Pharmaceuticals Inc. He served as President and General Manager of Schering Canada and as Vice President of CDC Life Sciences and a director of Connaught Laboratories.

George M. Darnell                Coral Gables, FL       Director
Director since November 26, 1996.

Mr. Darnell is a former senior executive of Baxter Corporation, and has 35 years of U.S. and international experience in the diagnostic industry.

Samuel Sarick                        Toronto, ON      Director
Director since March 31, 1989.

Mr. Sarick is President of Samuel Sarick Limited, a real estate development corporation.

Stewart D. Saxe                      Toronto, ON      Director
Director since November 11, 1987.

Mr. Saxe is an international Partner with the law firm of Baker & McKenzie. He is certified by the Law Society of Upper Canada as a specialist in labour law and as a Human Resources Professional by the Human Resources Professionals Association of Ontario.

John A. Vivash                       Toronto, ON      Director
Director since November 17, 1998.

Mr. Vivash was formerly President and Chief Executive Officer of CIBC Securities Inc. (1990-1994). He also was President and Chief Executive Officer of Fidelity Investments Canada Limited (1987-1989) and Manual Life Securities International Ltd. (1995-1997). He is currently the President and Senior Consultant of Vivash Consulting Inc., a financial services consultancy.

Jim A.H. Garner                      Toronto, ON      Officer
Officer since September 1996.

Mr. Garner, CA, B. COMM., MBA, CBVA, joined DRAXIS in September 1996 and is currently the Senior Vice President, Finance and Chief Financial Officer of the Company. Immediately prior to joining DRAXIS, Mr. Garner was Director of Finance at Algoma Steel Inc. Mr. Garner's other experience includes ten years in investment banking with RBC Dominion Securities and Rothschild Canada. Mr. Garner holds a B. Comm. from Queen's University and an MBA from IMD (Lausanne, Switzerland). He is also a Chartered Accountant and a Chartered Business Valuator.

Dan Brazier                          Stouffville, ON     Officer
Officer since August 1998.

Mr. Brazier, HON. B. COMM., joined DRAXIS in August 1998 as President of SpectroPharm Dermatology and now holds the position of President of DRAXIS Pharmaceutica. Prior to joining the Company, Mr. Brazier was the Director of Skin Care at Allergan Inc. Mr. Brazier also held positions in Marketing Management and Sales Management in his 10 years with Allergan. From 1980-1989, Mr. Brazier held Marketing and Sales positions with Bausch & Lomb, Stafford Foods and Canada Packers. Mr. Brazier holds an Honors B. Comm., majoring in Marketing and Finance.

Jack A. Carter                       Toronto, ON         Officer
Officer since September 1998.

Mr. Carter, B.A., C.H.R.P., joined DRAXIS in September 1998 as Vice President Human Resources following a lengthy relationship with the Company in a Consultant capacity. Immediately prior to joining DRAXIS, Mr. Carter was the President of a Human Resource Consulting firm, specialising in strategic human resource issues within the Canadian Pharmaceutical Industry. Prior to this Mr. Carter has gained significant experience as Vice President Human Resources for Stirling Drug/Kodak, Director of Human Resources for the Baxter Corporation, and Director of Human Resources for Johnson & Johnson. Mr. Carter also served on the founding Board of Directors of the Human Resources Professionals Association of Ontario, and was nominated to the "Council of Human Resource Executives" for The Conference Board of Canada.

Roger Mailhot                        Oakville, ON        Officer
Officer since 1990

Dr. Mailhot, PH.D., M.SC.PHARM., B.SC.PHARM., BA, started the Department of Scientific Affairs at DRAXIS in 1990 after having worked for Abbott Laboratories, Syntex and DuPont Pharmaceuticals as Director of Clinical Research and Regulatory Affairs. He is currently Vice President of Scientific & Regulatory Affairs. In his current and previous positions he negotiated the approval of eight New Drug Submissions and several Investigational New Drug Submissions and Supplementary New Drug Submissions. During the same period he conducted clinical studies with medical investigators from nine different specialties of medicine. Dr. Mailhot has been an active participant within the Pharmaceutical Association of Canada (PMAC) as member and Chairman of the HPB-PMAC Liaison Committee for ten years and as member and Vice-Chairman of the Medical R&D Section. For eight years he was a lecturer at the Faculty of Pharmacy and School of Optometry of the University of Montreal in the field of autonomic and anti-hypertensive pharmacology. In addition to his professional career Dr. Mailhot is also involved in a number of community organisations.

Douglas M. Parker                    Toronto, ON         Officer
Officer since April 1999.

Mr. Parker, B.A., LL.B., joined DRAXIS as Director, Legal Affairs in April 1999 and became General Counsel & Secretary in June 2000. Prior to joining DRAXIS, Mr. Parker was a corporate associate with the Toronto law firm of Beard, Winter. Mr. Parker holds an Honours Bachelor of Arts from Trinity College, University of Toronto and a law degree from Queen's University.

Raymond Dore                         Montreal, QC        Officer
Officer since September 1997.

Mr. Dore, B.SC., was appointed President of DRAXIMAGE in September 1997 when DRAXIS acquired the radiopharmaceutical Division of Merck. He holds a B.Sc. degree in Pharmacy from Laval University. Prior to joining DRAXIMAGE, he devoted all his career at Merck where he held various Sales, Marketing and Administration positions at the Manager and Director level, including over twenty years as Director of the radiopharmaceutical Division.

Richard Flanagan                     Montreal, QC        Officer
Officer since September 1997.

Dr. Flanagan, B.Sc., Ph.D., MCIC, is Executive Vice President of DRAXIMAGE. He has been with the Company since its founding in July of 1997 and with the same division since 1980 when it was part of Merck. Prior to joining Merck, Dr. Flanagan was an Adjunct Professor in the Faculty of Pharmacy at the University of Alberta. Dr. Flanagan is the author of thirty scientific papers and is listed as inventor on twelve patents. Dr. Flanagan obtained his Ph.D. in Organic Chemistry from the University of Alberta and a B.Sc. from the University College Dublin, Ireland. He is a Killam Fellow and received the Hugh Ryan Memorial Gold Medal as an undergraduate. Dr. Flanagan has served as an advisor to the International Atomic Energy Agency and has sat on grant review committees in Canada and the United States.

Dwight Gorham                        Montreal, QC        Officer
Officer since May 1998.

Mr. Gorham, B.SC. (MECH. ENG.) was appointed President of DPI in May 1998 when DRAXIS acquired the Kirkland facility. Immediately prior to this he had been the General Manager and Vice President of Manufacturing for Baker Cummins Inc. which was also located within the Kirkland facility. Prior to this Mr. Gorham had spent over eight years with GlaxoWellcome within a wide variety of operationally focused assignments. He joined GlaxoWellcome after spending over ten years within the consumer products industry with Playtex Ltd.

         Terms of office as director and/or officer are for 1 year or until the next Annual Meeting of the Shareholders and subsequent Meeting of the Board of Directors, respectively.

         There is no family relationship between any of the executive officers. Officers of the Company serve at the pleasure of the Board of Directors.

         The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2000, 1999, and 1998 in respect of each of the individuals who were, at December 31, 2000, the Chief Executive Officer or other named executive officers (as defined in the Regulations to the Securities Act (Ontario)) of the Company and who received salary and bonus in excess of $100,000 in the 2000 fiscal year.


                              -----------------------------------------------------------------------------------------
                                                    Annual Compensation
                              ---------------------- ---------------------- ------------------
                                                                              Other Annual            Long-Term
                                     Salary                  Bonus            Compensation       Compensation Awards
                                                                                 (1)(2)
--------------------- ------- ---------- ----------- ---------- ----------- ------------------ ----------- ------------
                                                                                               Securities   Issuance
                                                                                                 Under      of EPSPP
                                         DSU                    DSU                             Options      Shares
   Name & Principal             Cash     Election (3)  Cash     Election (3)                    Granted     Series "C"
       Position        Year      ($)        ($)         ($)        (3)             ($)          (#) (4)        (#)
--------------------- ------- ---------- ----------- ---------- ----------- ------------------ ----------- ------------
Martin Barkin, MD      2000    298,083     66,917       nil       55,000         38,346         400,000        nil
President & Chief      1999    365,000      nil       60,000       nil         120,426(5)         nil        245,000
Executive Officer      1998    365,000      nil       60,000       nil          79,831(5)        40,000        nil

--------------------- ------- ---------- ----------- ---------- ----------- ------------------ ----------- ------------
Jim A.H. Garner        2000    163,334     36,667     16,000      16,000           nil           90,000        nil
Senior Vice            1999    200,000      nil       40,000       nil             nil            nil        75,000
President, Finance &   1998    200,000      nil       50,000       nil             nil           30,000        nil
Chief Financial
Officer

--------------------- ------- ---------- ----------- ---------- ----------- ------------------ ----------- ------------
Roger Mailhot          2000    170,000      nil       17,000       nil             nil           15,000        nil
Vice President         1999    170,000      nil       35,000       nil             nil            nil        50,000
Scientific &           1998    170,000      nil       30,000       nil             nil           30,000        nil
Regulatory Affairs

--------------------- ------- ---------- ----------- ---------- ----------- ------------------ ----------- ------------
Dan Brazier (6)        2000    165,000      nil       59,400       nil             nil            nil          nil
President, Draxis      1999    165,000      nil       65,000       nil             nil            nil        25,000
Pharmaceutica          1998    90,014       nil         nil        nil             nil          100,000        nil

--------------------- ------- ---------- ----------- ---------- ----------- ------------------ ----------- ------------
Dwight Gorham (7)      2000    141,040      nil        7,200       nil             nil            nil          nil
President, Draxis      1999    120,000      nil       65,000       nil             nil            nil          nil
Pharma Inc.            1998    63,123       nil       75,000       nil             nil          100,000        nil

--------------------- ------- ---------- ----------- ---------- ----------- ------------------ ----------- ------------

(1) "Other Annual Compensation" does not exceed the lesser of $50,000 or 10% of the annual salary and bonus for the fiscal year, except as noted.
(2) This column excludes amounts related to subscription proceeds advanced by the Company in connection with the original 1995 issuance of Participation Shares, Series A ($150,000 to Dr. Barkin and $15,000 to Dr. Mailhot). On February 15, 2000 the Company's share price had not achieved the specified threshold price for conversion of the Participation Shares, Series A, and accordingly any remaining outstanding shares were cancelled and the original subscription advances were deemed as income for Canadian tax purposes. See "Incentive Plans - Employee Participation Share Purchase Plan."
(3) Amounts in these columns relate to the portions of salary and bonus elected to be received in the form of Deferred Share Units. See "Incentive Plans - Deferred Share Unit Plan."
(4) Option grants in subsidiaries of the Company are reported under "Subsidiary Long-Term Incentive Plans."
(5) These amounts include the aggregate value realised from the exercise of options in the amounts of $53,500 and $31,250 for 1999 and 1998, respectively.
(6) Mr. Brazier commenced employment with the Company as President, SpectroPharm Dermatology, in August 1998. In January 1999 he was appointed President, DRAXIS Pharmaceutica, the Company's combined Canadian pharmaceutical marketing units, which had previously operated separately as DRAXIS Pharmaceutica and SpectroPharm Dermatology.
(7) Since the commencement of his employment as President of the Company's subsidiary, DPI, effective June 22, 1998, Mr. Gorham's base salary has been $160,000. For the period from June 22, 1998 to June 22, 2000, the amount of salary paid to Mr. Gorham was reduced to an annualised amount of $120,000. In 1998 and 1999, Mr. Gorham received retention bonuses of $75,000 and $55,000, respectively, of which,

     $55,000 of each bonus would have been repayable under certain conditions had Mr. Gorham's employment been terminated prior to June 22, 2000.


Incentive Plans

     Philosophy

         The Company's philosophy is to link employee compensation to the success of the Company and to emphasise "at risk" employee compensation. The Company does not provide any form of pension program to its executive officers.

         The Company has implemented the following plans in an effort to achieve "at risk" employee compensation.

     Stock Ownership Plan

         Intention - This plan was originally implemented in 1991, and subsequently amended in 1998, to provide an incentive to all employees of the Company by giving them a direct interest in the Company's growth and development.

         Mechanism - With the assistance of the Company through the means of an interest free loan mechanism (with recourse limited to the underlying shares), each participant is granted annually from treasury a number of shares of the Company equal to 7% of the participant's total cash compensation, which vest and are released to the participant over five years.

         Executive Participation - same basis as all other employees.

         Shares Purchased in 2000 - 241,800

         Shares Granted to Named Executive Officers in 2000 - Dr. Martin Barkin
- 9,639; Dan Brazier - 5,150; Jim A.H. Garner - 5,325; Dwight Gorham - 3,467; and Dr. Roger Mailhot - 4,292.

     Stock Option Plan

         Intention - This plan was approved by shareholders on February 3, 1988 to permit the Board of Directors to grant options to purchase shares to directors, officers, employees and arm's-length consultants of the Company and its subsidiaries so as to link corporate compensation to enhanced shareholder value.

         Maximum Shares Issuable - The shareholders have authorised 5,500,000 shares for issuance under this plan.

         Options Available for Future Grants - 227,360.

         Guideline - The Company has an established guideline limiting the aggregate number of shares that can be issued at any point in time, either through the exercise of options or the conversion of Participation Shares, to 13% of the Company's outstanding shares. As at April 30, 2001, the number of shares so issuable was 8.4%.

         Percentage of Shares represented by unexercised options of Named Executive Officers - 3.9%.

         Aggregate Option Grants to Named Executive Officers in 2000 - 505,000.

         The following table sets forth individual exercises of options by the following named executive officers during the financial year ended December 31, 2000 and the financial year-end value of unexercised options:


                                                                                             Value of Unexercised
                                                                 Unexercised Options at     in-the-Money Options at
                                                                  December 31, 2000 (#)      December 31, 2000 ($)
                            Securities
                            Acquired on       Aggregate Value         Exercisable/               Exercisable/
         Name                Exercise            Realised             Unexercisable              Unexercisable
         ----                --------            --------             -------------              -------------
Martin Barkin                     nil                 nil               329,292/413,333            150,030/nil
Dan Brazier                       nil                 nil                 66,667/33,333                nil/nil
Jim A.H. Garner                   nil                 nil               240,000/145,000             nil/22,400
Dwight Gorham                     nil                 nil                 66,667/33,333          23,333/11,667
Roger Mailhot                     nil                 nil                 10,000/25,000                nil/nil

     Employee Participation Share Purchase Plan

         Intention - This plan was approved by shareholders in June 1995 to provide a mechanism for directors, officers and employees of the Company to have a direct interest in our success. The Compensation Committee does not presently intend to award any additional Participation shares.

         Mechanism - The Compensation Committee of the Company may grant to eligible persons Participation Shares convertible into shares at the fair market value of shares of the Company at time of issuance of the Participation Shares.

         Each Participation Share is equal to a fraction of a share depending on the performance of the share from the date the Participation Share is issued to the date of conversion of the Participation Share. To minimise dilution to shareholders compared to a stock option plan, shares are issued only to the extent that the stock price has appreciated since the date the Participation Shares are issued rather than on a per option exercise basis. The value and subscription price of such shares is determined with the assistance of an independent valuator, and the subscription amount is loaned to the participant on a non-recourse, interest free basis by the Company. Certain restrictions on transferability apply and redemption rights are retained by the Company. Participation Shares generally vest over a four-year period. The loaned funds are repayable to the Company on conversion of vested Participation Shares.

         Convertibility Linked to Increase in Share Value - Vested Participation Shares are only convertible into shares of the Company if the shares increase in value by at least 25% from the date the Participation Shares were issued.

         Formula for Conversion of Vested Shares

                                                        Amount that Fair Market
                                                        Value ("FMV") of Shares
                                                        at date of conversion
                                                        exceeds FMV of Shares
           Number of Shares   =    Number of     x      at date Participation
           issuable on             Participation        Shares issued
           conversion              Shares held by       -----------------------
                                   participant

                                                        FMV of Shares at
                                                        date of conversion

         Issuances of Participation Shares

               (1) 975,000 Participation Shares, Series A were issued on February 16, 1995 for $0.30 per Participation Share subscription price;

               (2) 555,000 Participation Shares, Series B were issued on December 18, 1995 for $0.30 per Participation Share subscription price; and

               (3) 470,000 Participation Shares, Series C were issued on May 12, 1999 for $0.50 per Participation Share subscription price.

         As at December 31, 2000, all Series A and B Participation Shares had been either converted into shares of the Company or cancelled by the Company.

         Guideline - The Company has an established guideline limiting the aggregate number of shares that can be issued at any point in time, either through the exercise of options or the conversion of Participation Shares, to 13% of the Company's outstanding shares. As at April 30, 2001, the number of shares so issuable was 8.4%.

         Subscription Prices - The subscription price per Participation Share, Series A and B of $0.30 was based on opinions as to the fair market value of each Participation Share obtained by the Board of Directors from KPMG. The subscription price per Participation Share, Series C of $0.50 was based on an opinion as to the fair market value of each Participation Share obtained by the Board of Directors from KPMG.

         The following table sets forth the 2000 financial year-end value of the named executive officers' unconverted Participation Shares, on an aggregated basis:

                                                                                      Value of Unconverted
                                     Unconverted Participation                            in-the-Money
                                               Shares                                 Participation Shares
                                        at December 31, 2000                          at December 31, 2000
                                        --------------------                          --------------------
           Name                  Convertible           Unconvertible            Convertible            Unconvertible
           ----                  -----------           -------------            -----------            -------------
Martin Barkin                       49,000               196,000                  nil                      nil
Roger Mailhot                       10,000                40,000                  nil                      nil
Jim A.H. Garner                     15,000                60,000                  nil                      nil
Dan Brazier                          5,000                20,000                  nil                      nil


     Deferred Share Unit Plan

         Intention - To align further the interests of senior management with those of shareholders by increasing management shareholdings at minimal cost to the Company.

         Mechanism - Eligible participants in this plan are entitled to elect yearly to receive up to 20% of base salary and up to 100% of any bonus paid in respect of that year in Deferred Share Units in lieu of cash compensation. An election must be made by December 1 of each year in respect of base salary and bonus for the next year. The elected amount is converted to a number of Deferred Share Units equal to the elected amount divided by the closing price of the shares on the Toronto Stock Exchange or The NASDAQ National Market System on December 31 of the year in which the election is made, based on a purchase commitment as of December 1 of that year. In respect of 2000, an election was provided as of February 1, 2000 for salary for the period February 1 to December 31, 2000 and the bonus for 2000 and based on the closing price of the shares on the TSE as of February 1, 2000, of $2.14. This plan is administered by the Board of Directors of the Company.

         Participants - Members of senior management designated by the Compensation Committee.

         Redemption of Deferred Share Units - Participants are not entitled to receive any Deferred Share Units until cessation of employment with the Company for any reason. The value of each Deferred Share Unit, redeemable by the participant, will be equivalent to the market value of a share at the time of redemption. The Deferred Share Units must be redeemed no later than the end of the first calendar year commencing after the date of cessation of employment.

         Named Executive Officer Elections for 2000 and 2001 - The following table summarises the elections under this plan by named executive officers:

                                                                     DSU Elections
                                                                     -------------
                                                2000                                            2001
                                                ----                                            ----
                             Salary(1)                     Bonus                  Salary                    Bonus
                             ---------                     -----                  ------                    -----
                            %         $             %         $            %          $            %           $
                            -         -             -         -            -          -            -           -
     Martin Barkin         20%     66,917        100.0%    55,000         20%       73,000         0%          --
     Jim A.H. Garner       20%     36,667         50.0%    16,000         10%       20,000        25%         TBD

     (1) In respect of 2000, the election was provided for salary for the period February 1 to December 31, 2000.


     Equity Purchase Plan

         Intention - To align further the interests of senior management with those of shareholders by giving management an incentive to increase its equity stake in the Company at minimal expense to the Company.

         Mechanism - Eligible participants in this plan are entitled yearly to purchase shares of the Company equal to up to 40% of base salary, funded by an interest bearing loan from the Company, such shares to be acquired by open market purchase by a trustee on behalf of the participants. The purchase price is equal to the closing price of the shares on the TSE or NASDAQ on December 31 of the year in which the election is made, based on a purchase commitment as of December 1 of that year. In respect of 2000, a purchase commitment was provided as of February 1, 2000 based on the closing price of the shares on the TSE on February 1, 2000, of $2.14.

         Participants - Members of senior management designated by the Compensation Committee.

         Loan Terms - Participants in this plan are entitled yearly to receive a full recourse loan from the Company to fund the acquisition of shares. Such loans carry an interest rate equal to Revenue Canada's prescribed rate with interest payable annually in arrears and the principal repayable in full on the earlier of: the fifth anniversary of the loan, the sale of shares or termination of the participant's employment, or at any time at the election of the participant, subject to the hold periods described below. The security provided to the Company for the loan to the participant is the shares purchased.

         Administration and Hold Periods - The Company has appointed a trustee to administer this plan and to purchase the shares in the market. The trustee will release the shares purchased by a participant with proceeds of the loan to the extent of repayment of the loan following the first anniversary of the purchase. In general, on termination of employment of the participant prior to the first anniversary of the purchase, the loan will become immediately due and payable and:

          i. if the value of the shares exceeds the principal amount of the loan, the excess value of the shares shall be retained by the trustee for the purposes of this plan; and

          ii. if the value of the shares is less than the principal amount of the loan, the participant shall be responsible for payment of the shortfall to the trustee.

         Named Executive Officer Elections for 2000 and 2001 - The following table summarises the elections under this plan by named executive officers:

                                                                 EPP Elections
                                                                 -------------
                                                2000                                        2001
                                                ----                                        ----
                            % of Salary               $                 % of Salary               $
                            -----------               -                 -----------               -
    Martin Barkin               27.4%              100,000                   0.0%                 --
    Jim A.H. Garner             25.0%               50,000                  12.5%             25,000

Subsidiary Long Term Incentive Plans

     DRAXIMAGE

         Intention - To align further the interests of senior management of the Company's wholly-owned subsidiary, DRAXIMAGE, with increasing the value of the subsidiary and therefore enhancing shareholder value of the Company as a whole.

         Mechanism - The terms of this plan provide that, subject to the achievement of certain conditions, the Company will make payments to plan participants in the form of cash and/or the Company's shares, at the Company's option, based on increases in the fair market value of DRAXIMAGE's equity in excess of the Company's acquisition cost, as determined by a third-party valuation expert.

         Participants - Selected members of senior management of DRAXIMAGE as designated by the Company. No named executive officer participates in this plan.

     Draxis Pharma Inc.

         Intention - To align further the interests of senior management of the Company's subsidiary, DPI, with increasing the value of the subsidiary and therefore enhancing shareholder value of the Company as a whole.

         Mechanism - Eligible participants in this plan subscribe for treasury shares of DPI at a pre-determined initial subscription price. This initial subscription price is funded 20% by participants and 80% by way of a loan by DPI. The security for the loans are the DPI shares issued to the participants. For each DPI share acquired by a participant, the participant receives a ten year share purchase warrant to purchase an additional DPI treasury share at the original subscription price. These warrants only vest if certain pre-established DPI earning hurdles are achieved.

         Loan Terms - Loans for the initial share subscription are interest free, non-recourse to the participants and repaid after a two-year holiday followed by amortisation on a quarterly basis over a ten-year period. The security for the loans are the DPI shares issued to the participants pledged in favour of DPI until re-payment is made in full, with standard events of default.

         Participants - Selected members of the senior management of DPI designated by the shareholders of DPI. Mr. Gorham is the only named executive officer who participates in this plan.


                                     -67

         Named Executive Officers Awards - Mr. Gorham received an award under this plan in 2000 whereby he was loaned $222,222 by DPI on February 18, 2001 to be used by him for the purpose of paying in part for the purchase of 277,778 DPI shares. The loan to Mr. Gorham is re-payable commencing on February 18, 2002 by equal and consecutive quarterly instalments of $5,555, the first of which shall be made on February 18, 2002 with the last payment due on October 18, 2012.


Termination of Employment and Employment Contracts

         Commencing in 1988, as executive officers joined the Company, it entered into employment agreements with certain of these individuals. The agreements provide for the compensation in the amounts set forth under "Executive Compensation - Summary Compensation Table." In the event of his termination of employment without cause, Dr. Barkin is entitled to receive a payment equal to three times his annual remuneration. In the event of his termination of employment following a change of control of the Company, Dr. Barkin is entitled to receive a payment equal to five times his annual remuneration. In the event of their termination of employment without cause, Mr. Garner or Dr. Mailhot, as the case may be, is entitled to receive a payment equal to two times his annual remuneration. In the event of termination of employment following a change of control of the Company, Mr. Garner or Dr. Mailhot, as the case may be, is entitled to receive a payment equal to three times his annual remuneration. In the event of his termination of employment without cause, Mr. Brazier or Mr. Gorham, as the case may be, is entitled to receive a payment equal to his annual remuneration. In the event of his termination of employment following a change of control of the Company or DRAXIS Pharmaceutica, Mr. Brazier is entitled to receive a payment equal to two times his annual remuneration. In the event of his termination of employment following a change of control of DPI, Mr. Gorham is entitled to receive a payment equal to two times his annual remuneration.


Compensation of Directors

         The compensation paid to each director of the Company is $12,500 per annum plus $1,500 for each board meeting attended in person and $750 for each board meeting attended by telephone; $750 for each meeting of a committee of the Board of Directors attended in person and $375 for each meeting of a committee of the Board of Directors attended by telephone. An annual retainer of $1,500 is paid to the Chair of each committee of the Board of Directors. Directors who are employees of the Company do not receive any compensation in their capacity as directors. For the year ended December 31, 2000, Mr. Brian King received $60,000 as non-executive Chairman of the Board. He did not otherwise receive meeting fees as a director. In December 2000, under the Company's Stock Option Plan, each of the current directors (excluding the President and Chief Executive Officer) was awarded 10,000 options as partial compensation for services rendered as directors. The Chairman was awarded an additional 5,000 options. It is contemplated that an award of the same number of options will occur annually on each January 1 based on the weighted average price of the shares on the TSE for the five trading days immediately preceding January 1 in each year.

         From time to time, special committees of the Board of Directors are appointed to consider special issues, in particular, issues which could potentially involve related party transactions and the adequacy and form of the compensation of Directors. Compensation for work on such committees is set based on the amount of work involved.

Director shareholdings as of April 30, 2001

                                                          % Owned of total issued and
Director                           Shares Owned           outstanding common shares
--------                           ------------           ---------------------------
Martin Barkin                      335,848                        LESS THAN 1%


Leslie Dan                         18,356                         LESS THAN 1%
George Darnell                     8,850                          LESS THAN 1%
James Doherty                      41,359                         LESS THAN 1%
Brian King                         50,391                         LESS THAN 1%
Sam Sarick                         1,017,612                           2%
Stewart Saxe                       123,485                        LESS THAN 1%
John Vivash                        8,000                          LESS THAN 1%
---------------------------------- ---------------------- -----------------------------------
Total                              1,271,053                         3.5%

Senior Management shareholdings as of April 30, 2001

                                                          % Owned of total issued and
Senior Management                  Shares Owned           outstanding common shares
-----------------                  ------------           ---------------------------

Martin Barkin                       335,848                     LESS THAN 1%
Jim A.H. Garner                     75,862                      LESS THAN 1%
Dan Brazier                         15,949                      LESS THAN 1%
Roger Mailhot                       36,436                      LESS THAN 1%
Jack A. Carter                      49,870                      LESS THAN 1%
Douglas M. Parker                   9,753                       LESS THAN 1%
Dwight Gorham                       13,834                      LESS THAN 1%
Raymond Dore                        6,532                       LESS THAN 1%
Richard Flanagan                    10,143                      LESS THAN 1%
----------------------------------- ----------------- ------------------------------------
Total                               554,227                        1.5%

Director outstanding options as of April 30, 2001


Director                           # of Options      Exercise Price      Expiration Date
--------                           ------------      --------------      ---------------
Martin Barkin                      225,000           $2.55               March 2, 2002
                                   40,000            $3.05               August 12, 2003
                                   33,750            US$1.48             May 20, 2004
                                   33,750            US$1.85             September 20, 2004
                                   400,000           $3.07               April 18, 2005
                                   10,125            US$3.02             June 13, 2006
----------------------------------------------------------------------------------------------
Leslie L. Dan                      10,000            $3.60               December 6, 2001
                                   10,000            $4.42               December 31, 2002
                                   10,000            $3.64               December 31, 2003
                                   10,000            $1.63               December 31, 2004
                                   10,000            $2.91               December 31, 2005
----------------------------------------------------------------------------------------------
George M. Darnell                  10,000            $3.60               December 6, 2001
                                   10,000            $4.42               December 31, 2002
                                   10,000            $3.64               December 31, 2003
                                   10,000            $1.63               December 31, 2004
                                   33,750            US$1.76             June 13, 2005
                                   10,000            $2.91               December 31, 2005
                                   10,125            US$3.02             June 13, 2006
----------------------------------------------------------------------------------------------
James P. Doherty                   10,000            $3.60               December 6, 2001
                                   10,000            $4.42               December 31, 2002
                                   10,000            $3.64               December 31, 2003
                                   10,000            $1.63               December 31, 2004
                                   10,000            $2.91               December 31, 2005
----------------------------------------------------------------------------------------------
Brian M. King                      15,000            $3.60               December 6, 2001
                                   15,000            $4.42               December 31, 2002
                                   15,000            $3.64               December 31, 2003
                                   15,000            $1.63               December 31, 2004


                                   15,000            $2.91               December 31, 2005
----------------------------------------------------------------------------------------------
Samuel Sarick                      10,000            $3.60               December 6, 2001
                                   17,500            $2.55               November 12, 2002
                                   10,000            $4.42               December 31, 2002
                                   10,000            $3.64               December 31, 2003
                                   10,000            $1.63               December 31, 2004
                                   10,000            $2.91               December 31, 2005
                                   10,125            US$3.02             June 13, 2006
----------------------------------------------------------------------------------------------
Stewart D. Saxe                    10,000            $3.60               December 6, 2001
                                   17,500            $2.55               November 12, 2002
                                   10,000            $4.42               December 31, 2002
                                   10,000            $3.64               December 31, 2003
                                   33,750            US$1.85             September 20, 2004
                                   10,000            $1.63               December 31, 2004
                                   10,000            $2.91               December 31, 2005
                                   10,125            US$3.02             June 13, 2006
----------------------------------------------------------------------------------------------
John A. Vivash                     10,000            $3.64               December 31, 2003
                                   10,000            $1.63               December 31, 2004
                                   10,000            $2.91               December 31, 2005
----------------------------------------------------------------------------------------------
Total                           1,230,500


Senior Management outstanding options as of April 30, 2001

Senior Management                   # of Options       Exercise Price     Expiration Date
-----------------                   ------------       --------------     ---------------
Martin Barkin                       225,000            $2.55              March 2, 2002
                                    40,000             $3.05              August 12, 2003
                                    33,750             US$1.48            May 20, 2004
                                    33,750             US$1.85            September 20, 2004
                                    400,000            $3.07              April 18, 2005
                                    10,125             US$3.02            June 13, 2006
----------------------------------------------------------------------------------------------
Jim A.H. Garner                     40,000             $3.80              June 30, 2002
                                    30,000             $3.05              August 11, 2003
                                    40,000             $2.49              February 8, 2005
                                    50,000             $3.27              December 6, 2005
                                    225,000            $4.40              September 4, 2006
----------------------------------------------------------------------------------------------
Roger Mailhot                       20,000             $3.05              August 11, 2003
                                    15,000             $3.27              December 6, 2005
----------------------------------------------------------------------------------------------
Dan Brazier                         100,000            $3.05              August 11, 2003
----------------------------------------------------------------------------------------------
Jack A. Carter                      10,000             $3.05              August 11, 2003
                                    15,000             $3.27              December 6, 2005
----------------------------------------------------------------------------------------------
Richard Flanagan                    10,000             $3.95              September 30, 2002
                                    20,000             $3.05              August 11, 2003
----------------------------------------------------------------------------------------------
Raymond Dore                        10,000             $3.95              September 30, 2002
                                    20,000             $3.05              August 11, 2003
----------------------------------------------------------------------------------------------
Dwight Gorham                       100,000            $2.70              September 14, 2003
----------------------------------------------------------------------------------------------
Douglas M. Parker                   6,667              $2.84              April 7, 2004
                                    30,000             $3.37              May 11, 2005
                                    15,000             $3.27              December 6, 2005
----------------------------------------------------------------------------------------------
Total                               1,499,292

Board Practices

         Statement of Corporate Governance Practices

         The Board of Directors of the Company believes that sound corporate governance practices are essential to the well being of the Company and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate. A description of the Company's corporate governance practices follows. This Statement of Corporate Governance Practices has been prepared by the Nominating and Corporate Governance Committee of the Board of Directors and has been approved by the Board of Directors. In preparing the Statement, the Board of Directors carefully considered the corporate governance guidelines adopted by the Toronto Stock Exchange and believes that it is well aligned with the recommendations contained therein.

         Mandate of the Board

         The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company. In light of that responsibility, the Board reviews, discusses and approves various matters related to the Company's operations, strategic direction and organisational structure where required and involves itself jointly with management in ensuring the creation of shareholder value and the serving of the best interests of the Company. The Board of Directors has responsibility for such matters as:

     (a) the strategic planning process (including approval of strategic business plans);

     (b) the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage such risks;

     (c) succession planning, including the appointing and monitoring of senior management;

     (d)  the review of the Company's communications policy;

     (e) the integrity of the Company's internal control and management information systems; and

     (f)  the supervision of management of the Company's operations.

         There are five regularly scheduled meetings per year. However, the Board of Directors also meets as frequently as the need arises to consider opportunities or major transactions.

         There were nine meetings of the Board of Directors in 2000.

         Board Composition

         The Board of Directors has reviewed the composition of the Board to determine which of the directors may be considered "unrelated" within the meaning of that term as set out in the corporate governance guidelines adopted by the Toronto Stock Exchange. A director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests arising from shareholdings, is considered to be an unrelated director.

         The Board of Directors, currently composed of eight members, has considered the relationship of each of the directors to the Company and has determined that seven of the eight directors are unrelated to the Company. Dr. Martin Barkin, the President and Chief Executive Officer of the Company, is considered to be a related director since he is an employee of the Company.

         The Board believes that Dr. Barkin is sensitive to conflicts of interest and excuses himself from deliberations and voting in appropriate circumstances. He brings a skill set and knowledge base that is beneficial to the Company and his participation as a director contributes to the effectiveness of the Board of Directors.

         Board Committees

         The Board of Directors has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. To maintain appropriate independence, no members of management sit on any of the three standing committees.

         From time to time, special committees of the Board of Directors are appointed to consider special issues, in particular, any issues which could potentially involve related party transactions.

         Board committees and individual Board members engage independent consultants and outside advisors at the expense of the Company, where reasonable and appropriate, to assist them in discharging their responsibilities.

         Audit Committee

         The Audit Committee is responsible for reviewing the Company's financial reporting procedures and internal controls. The Committee is also responsible for reviewing quarterly financial statements and the annual financial statements prior to their approval by the full Board of Directors and communicating regularly with the Company's external auditors.

         The Committee is composed of four directors, all of whom are unrelated directors. The current members of the Audit Committee are Messrs. Leslie Dan, George Darnell, James Doherty and Samuel Sarick.

         Compensation Committee

         The Compensation Committee oversees overall corporate policy, compensation and benefits and makes recommendations to the Board of Directors on, among other things, the compensation of senior executives and the Board of Directors. In assessing compensation issues, the Committee reviews and examines in detail the performance of senior management. Each of the three members of the Committee is an unrelated director. The current members of the Compensation Committee are Messrs. Brian King, Samuel Sarick and Stewart Saxe.

         Nominating and Corporate Governance Committee

         The Nominating and Corporate Governance Committee is responsible for recommending annually the members of the Board proposed for election to the Board of Directors, recommending new candidates for Board membership, monitoring Board composition and suggesting appropriate changes. It seeks on behalf of shareholders well qualified candidates to nominate as directors (individuals who provide a balance in terms of their backgrounds and experience in different industries and professions). It is also responsible for making recommendations to the full Board with respect to developments in the area of corporate governance and the practices of the Board.

         Each of the three members of the Committee is an unrelated director. The current members of the Nominating and Corporate Governance Committee are Messrs. James Doherty, Samuel Sarick and John Vivash.

         Decisions Requiring Board Approval

         In addition to those matters that must by law be approved by the Board of Directors, certain other significant matters relating to the business and affairs of the Company require prior approval of the Board. These matters are:

    (a)  the approval of the annual and quarterly financial statements;
    (b) the approval of the Company's annual five-year strategic business plans;
    (c) any related party transaction involving any officer or director, regardless of materiality, such as the approval of the Company's lease of its Goreway Drive premises; and
    (d)  any disposition or expenditure in excess of $1,000,000.

         Orientation of New Directors

         In orienting new members to the Board of Directors, members are provided with an opportunity to visit the Company's facilities and to meet with management and other members of the Board to discuss and understand the business. In addition, detailed documentation is provided relating to the current business plan and current policies of the Company.

         Board Performance

         The Board of Directors discusses regularly the effectiveness of its meetings and decision making process by considering and assessing from time to time the performance of the Board relating to its effectiveness, size, compensation policies and the assessment of management performance.

         CEO Performance

         On an annual basis, the Company's President and CEO circulates a strategic plan which is discussed and, if appropriate, adopted by the Board of Directors. This strategic plan forms the basis of the corporate objectives which the CEO is responsible for meeting. The Compensation Committee of the Board of Directors meets on an annual basis to assess the CEO's performance and to recommend, to the Board as a whole, his compensation. Specifically, the Compensation Committee's assessment of the CEO's performance considers matters such as the development of appropriate strategic direction and action plans for the Company, meeting key objectives, identification of significant issues and challenges facing the Company and the development of appropriate solutions to address such issues and challenges.

         Shareholder Feedback and Communication

         The Company maintains an investor relations department headed by a Director, Investor Relations, which reports directly to the President and CEO of the Company. In addition, both U.S. and Canadian investor relations experts are retained from time to time by the Company to advise on various investor relations strategies. The Company communicates regularly with its shareholders through annual and quarterly reports. At the Company's annual meetings of shareholders, a full opportunity is afforded for shareholders to ask questions concerning the Company's business. Each shareholder and investor inquiry receives a prompt response from the investor relations department or an appropriate officer of the Company. Information about the Company is also available on the Company's Internet home page at www.draxis.com. In addition, the Director, Investor Relations, the Chief Financial Officer and the CEO of the Company meet regularly with a wide range of investors in Canada and the U.S. both in person and by telephone.

         Expectations of Management

         Management is responsible for the day-to-day operations of the Company and is expected to implement the approved strategic business plan within the context of authorised budgets and corporate policies and procedures. The information which management provides to the Board of Directors is critical. Management is expected to report regularly to the Board of Directors in a comprehensive, accurate and timely fashion on the business and affairs of the Company. The Board of Directors monitors the nature of the information requested by and provided to the Board of Directors so that it can determine whether the Board of Directors can more effectively identify issues and opportunities for the Company.

         As at June 1, 2001, the Company and its subsidiaries employed a total of 282 employees. DPI is the largest employer with 206 employees, all located in Montreal, Quebec, comprising 22 managerial employees, 83 salaried employees and 101 unionised employees. DRAXIMAGE employees 45 people all in Montreal, Quebec. The Company itself employees 31 people, 13 in the Province of Quebec, 16 in Toronto, Ontario, 1 in the Province of Nova Scotia and 1 in the Province of British Columbia.

Item 7.  Major Shareholders and Related Party Transactions

         The Company is not aware of any company or foreign government that owns or controls the Company, directly or indirectly.

         To our knowledge, the following are the only persons who, as at April 30, 2001, beneficially own, directly or indirectly, or exercise control over our common shares carrying more than five percent (5%) of the votes attached to all of those shares. Also set forth below is the total amount of the Company's shares owned by officers and directors as a group as of April 30, 2001:


         Identity of
         Person or Group                                     Amount Owned                   Percent of Class
         ---------------                                     ------------                   -----------------
         Van Berkom and Associates Inc. (1)                       5,095,500                        13.9%

         Elan International Services, Ltd.                        3,043,996                         8.3%

         Officers and Directors as a Group                        1,825,280                          5%


         To our knowledge, there are no arrangements, the operation of which may, at a subsequent date, result in a change in control.

         The building housing the Company's premises at 6870 Goreway Drive in Mississauga, Ontario is owned 50% by Samuel Sarick Limited, a company wholly owned by Mr. Sarick, a director. The original lease for the premises was entered into on April 25, 1994 between Samuel Sarick Limited, Kentlake Construction Limited and Anec Investments Limited, as landlord, and the Company, as tenant. The lease renewal was negotiated between the Company and Samuel Sarick Limited on an arm's-length basis with the assistance of Colliers International retained by the Company and was renewed with board approval effective May 1, 1999 for a period of 5 years. The Company believes that the lease terms are consistent with arm's-length comparables and that the annual rent payable of $172,000 is at fair market value. See Item 4 - Organisational Structure.

         As of June 1, 2001, 17,993,061 common shares (49.2% of the outstanding common shares) were held of record by 604 shareholders whose registered addresses were in the United States. The Company has no knowledge of any other Shares held beneficially in the United States.

         As of June 1, 2001, there were a total of 1,216 shareholders of record holding 36,565,102 common shares issued and outstanding.

----------------

(1) The Company understands, based on public disclosure documents, that Van Berkom and Associates Inc., a registered investment counsel and portfolio manager, maintains exclusive power to exercise investment control or direction over the shares listed in this table for its managed accounts as the beneficial owners. According to public disclosure documents, that number of shares represents the aggregate number of shares held by all managed accounts of Van Berkom and Associates Inc. as at April 30, 2001.

         The Company has made loans to certain key management personnel in connection with its incentive plans and as inducements to enter into employment agreements. Details of loans currently outstanding are set forth in the table below.

                             --------------------------------------------- -------------------------------------------
                                Largest Amount Outstanding During 2000              Amount Outstanding as at
                                             Fiscal Year                                 April 30, 2001
---------------------------- --------------------------------------------- -------------------------------------------
                                Fully Recourse      Other Employee Share      Fully Recourse        Other Employee
                               Interest Bearing     Participation Plans      Interest Bearing           Share
                                    (EPP)                   ($)                   (EPP)          Participation Plans
                                     ($)                                           ($)                   ($)
  Name & Principal Position
---------------------------- --------------------- ----------------------- --------------------- ---------------------
Martin Barkin, MD                  100,000                  376,333                100,000               193,549
President & Chief Executive
Officer

---------------------------- --------------------- ----------------------- --------------------- ---------------------
Jim A.H. Garner                     50,000                   89,542                 75,000                77,680
Senior Vice President,
Finance & Chief Financial
Officer

---------------------------- --------------------- ----------------------- --------------------- ---------------------
Dwight Gorham                          nil                  245,690                    nil               249,677
President, Draxis Pharma
Inc.

---------------------------- --------------------- ----------------------- --------------------- ---------------------
Dan Brazier                            nil                   34,902                    nil                44,869
President, Draxis
Pharmaceutica

---------------------------- --------------------- ----------------------- --------------------- ---------------------
Jack A. Carter                      52,000                   13,185                111,708                20,268
Vice President, Human
Resources

---------------------------- --------------------- ----------------------- --------------------- ---------------------
Roger Mailhot                          nil                   86,489                    nil                57,970
Vice President Scientific &
Regulatory Affairs

---------------------------- --------------------- ----------------------- --------------------- ---------------------
Douglas M. Parker                      nil                    4,606                 22,000                11,432
General Counsel & Secretary
---------------------------- --------------------- ----------------------- --------------------- ---------------------

         The above figures take into account indebtedness pursuant to the Employee Stock Ownership Plan, the Employee Participation Share Purchase Plan, the Equity Purchase Plan and the DPI Long Term Incentive Plan. Each of these plans is described in Item 6: Incentive Plans. Loans under the Employee Stock Ownership Plan, Employee Participation Share Purchase Plan and DPI Long Term Incentive Plan are interest-free. Loans under the Equity Purchase Plan bear interest at Revenue Canada's prescribed rate.

         An interest free loan of $25,000 was also made in August 1998 to Mr. Carter as an incentive to enter into an employment agreement with the Company. The loan is repayable in 72 equal semi-monthly instalments, deducted from regular salary payments. In addition, a loan of $10,000 was made in September 1999 to Mr. Carter. The loan bears interest at Revenue Canada's prescribed rate with the principal repayable in 72 equal semi-monthly instalments, deducted from regular salary payments, and interest payable quarterly.

         An interest free loan of $15,000 was also made in April 1999 to Mr. Parker as an incentive to enter into an employment agreement with the Company. The loan is repayable in 72 equal semi-monthly instalments, deducted from regular salary payments.

Item 8.  Financial Information

         The Company's Consolidated Financial Statements are attached as pages F-1 through F-21. There have been no significant changes since the date of the financial statements.

Legal/Arbitration Proceedings

         On March 12, 1998, Dr. Jozsef Knoll issued a Notice of Action against the Company and DAHI. A formal Statement of Claim was filed with the Ontario Court (General Division) on May 1, 1998. Dr. Knoll is claiming damages principally in respect of a royalty based on the net profit from sales of Anipryl(R) which he claims he is owed based on a December 1990 consulting agreement between himself and DAHI. Pursuant to the Statement of Claim, Dr. Knoll is also seeking relief under the oppression remedy contained in Section 241 of the Canada Business Corporations Act, claiming that the failure of the Company and DAHI to abide by the terms of the consulting agreement has been oppressive and has unfairly disregarded his interests.

         The Company continues to regard all of Dr. Knoll's claims to be entirely without merit. The Company has retained counsel and is defending vigorously the lawsuit.

         On December 2, 1998, the Company obtained a judicial order confirming a prior Master's order of October 30, 1998, requiring Dr. Knoll to post security for costs with the court to the completion of discoveries in the amount of $22,000. Dr. Knoll appealed this ruling to the Ontario Divisional Court. The appeal was heard and dismissed on February 21, 2000.

         On May 25, 2000, in response to Innovations Foundation's allegation that Anipryl(R) fell within the scope of a 1992 license agreement regarding certain patents related to the use of deprenyl (selegiline) for rescuing damaged nerve cells in animals, DAHI filed a complaint in the United States Federal Court asserting that Innovations Foundation's allegation of entitlement under a United States patent licensed pursuant to the 1992 agreement would render such patent invalid as a matter of law. DAHI applied for a declaration that this patent is invalid or unenforceable. Innovations Foundation has subsequently served DAHI with a Notice of Arbitration in relation to this matter and brought a motion to dismiss and/or stay the DAHI complaint.

         In addition to the allegations made by Innovations Foundation in relation to the 1992 license agreement, on July 28, 2000, the University of Toronto filed a Statement of Claim in Ontario against both the Company and DAHI contesting the validity of certain 1990 pending patent assignments to DAHI and claiming $100,000,000 in damages.

         This University of Toronto Statement of Claim relates to a 1988 research agreement entered into between the Company and the Governing Counsel of the university to have certain research performed on the Company's behalf. For consideration paid, and pursuant to the terms of this 1988, the Company was given the right to utilise, for commercial purposes, all data arising out of such research. In 1990, certain pending patents which arose from the 1988 research agreement and which subsequently formed a portion of the intellectual property basis for Anipryl(R), were assigned to DAHI. The Company believes that it has complied fully with the terms of the 1988 research agreement and the 1990 assignments are unequivocal.

         The Company considers the allegations made by the University of Toronto and Innovations Foundation to be entirely without merit and will vigorously defend itself accordingly.

Item 9.           The Offer and Listing

         The Company's common shares are listed on The Toronto Stock Exchange (the "TSE") under the symbol "DAX." The following table sets forth, in Canadian dollars, the per share high and low sales prices on the TSE for the portion of 1996 occurring after our initial public offering and the four most recent full financial years:

                     -------------------------------- ----------------- -----------------
                                  Years                     High              Low
                     -------------------------------- ----------------- -----------------
                     1996 April - December                 $6.55             $3.00
                     -------------------------------- ----------------- -----------------
                     1997                                   5.40              2.75
                     -------------------------------- ----------------- -----------------
                     1998                                   5.10              2.30
                     -------------------------------- ----------------- -----------------
                     1999                                   4.57              1.41
                     -------------------------------- ----------------- -----------------
                     2000                                   5.95              2.05
                     -------------------------------- ----------------- -----------------

         The following table sets forth, in Canadian dollars, the per share high and low sales prices on the TSE by fiscal quarter for 2000 and 1999.

                        -------------------------- ------------------------ ------------------------
                                                             High                      Low
                        2000
                        -------------------------- ------------------------ ------------------------
                        First Quarter                       $5.95                     $1.60
                        -------------------------- ------------------------ ------------------------
                        Second Quarter                       4.95                      2.45
                        -------------------------- ------------------------ ------------------------
                        Third Quarter                        5.90                      3.17
                        -------------------------- ------------------------ ------------------------
                        Fourth Quarter                       4.75                      2.70
                        -------------------------- ------------------------ ------------------------


                        -------------------------- ------------------------ ------------------------
                                                             High                      Low
                        1999
                        -------------------------- ------------------------ ------------------------
                        First Quarter                       $4.57                     $2.77
                        -------------------------- ------------------------ ------------------------
                        Second Quarter                       3.74                      2.45
                        -------------------------- ------------------------ ------------------------
                        Third Quarter                        3.10                      2.06
                        -------------------------- ------------------------ ------------------------
                        Fourth Quarter                       2.15                      1.41
                        -------------------------- ------------------------ ------------------------

         The following table sets forth, in Canadian dollars, the per share high and low sales prices on the TSE for the most recent six months:

                        -------------------------------- --------------------- --------------------
                        Last 6 months                            High                  Low
                        -------------------------------- --------------------- --------------------
                        December 2000                           $3.49                 $2.70
                        -------------------------------- --------------------- --------------------
                        January 2001                             3.60                 2.90
                        -------------------------------- --------------------- --------------------
                        February 2001                            3.98                 3.16
                        -------------------------------- --------------------- --------------------
                        March 2001                               3.50                 2.70
                        -------------------------------- --------------------- --------------------
                        April 2001                               3.09                 2.35
                        -------------------------------- --------------------- --------------------
                        May 2001                                 3.45                 2.76
                        -------------------------------- --------------------- --------------------

         The common shares are quoted on the NASDAQ National Market System ("NASDAQ") in the United States under the symbol "DRAX." The following table sets forth, in U.S. dollars, the per share high bid and low asked prices on NASDAQ for the five most recent full financial years:

                        ------------------------- --------------------- ------------------------
                         Years                            High                    Low
                        ------------------------- --------------------- ------------------------
                        1996                             $4.875                  $1.50
                        ------------------------- --------------------- ------------------------
                        1997                              3.75                   1.9375
                        ------------------------- --------------------- ------------------------
                        1998                             3.5312                  1.5625
                        ------------------------- --------------------- ------------------------
                        1999                              3.125                  0.9688
                        ------------------------- --------------------- ------------------------
                        2000                              4.625                  1.0312
                        ------------------------- --------------------- ------------------------

         The following table sets forth, in U.S. dollars, the per share high and low asked prices on NASDAQ in U.S. dollars, by fiscal quarter for 2000 and 1999:

                        ---------------------------- -------------------- ---------------------
                        2000                                 High                  Low
                        ---------------------------- -------------------- ---------------------
                        First Quarter                       $4.63                 $1.03
                        ---------------------------- -------------------- ---------------------
                        Second Quarter                       3.50                 1.63
                        ---------------------------- -------------------- ---------------------
                        Third Quarter                        4.00                 2.13
                        ---------------------------- -------------------- ---------------------
                        Fourth Quarter                       3.25                 1.50
                        ---------------------------- -------------------- ---------------------


                        ---------------------------- ------------------ -----------------------
                        1999                                High                  Low
                        ---------------------------- ------------------ -----------------------
                        First Quarter                      $3.13                 $1.75
                        ---------------------------- ------------------ -----------------------
                        Second Quarter                      2.94                 1.63
                        ---------------------------- ------------------ -----------------------
                        Third Quarter                       2.13                 1.38
                        ---------------------------- ------------------ -----------------------
                        Fourth Quarter                      1.56                 0.97
                        ---------------------------- ------------------ -----------------------

         The following table sets forth, in U.S. dollars, the per share high and low sales prices on NSADAQ for the most recent six months:

                        ---------------------------- ------------------ ----------------------
                        Last 6 months                      High                  Low
                        ---------------------------- ------------------ ----------------------
                        December 2000                     $2.3125               $1.50
                        ---------------------------- ------------------ ----------------------
                        January 2001                      2.4375               1.8906
                        ---------------------------- ------------------ ----------------------
                        February 2001                      2.625                2.125
                        ---------------------------- ------------------ ----------------------
                        March 2001                         2.25                1.6875
                        ---------------------------- ------------------ ----------------------
                        April 2001                         2.00                 1.50
                        ---------------------------- ------------------ ----------------------
                        May 2001                           2.18                 1.76
                        ---------------------------- ------------------ ----------------------

Item 10. Additional Information

Bylaws and Articles of Amalgamation

         The Company's Articles of Amalgamation are on file with the Corporations Directorate of Industry Canada under Corporation Number 3572889-9. The Articles of Amalgamation do not include a stated purpose and do not place any restrictions on the business that the Company may carry on.

         Directors

         The minimum number of directors of the Company is one (1) and the maximum number is twelve (12). A director of the Company need not be a shareholder. In accordance with the Company's bylaws and the Canada Business Corporations Act (the "Act"), a majority of its directors must be residents of Canada. In order to serve as a director, a person must be a natural person at least 18 years of age, of sound mind and not bankrupt. Neither the Articles of Amalgamation, bylaws, nor the Act, impose any mandatory retirement requirements for directors.

         A director who is a party to, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Company must disclose to the Company the nature and extent of his or her interest at the time and in the manner provided by the Act. The Act prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

               o is an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the Company or an affiliate;

               o relates primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate;

               o is for indemnity or insurance for director's liability as permitted by the Act; or

               o    is with an affiliate.

         The Board of Directors may, on behalf of the Company and without authorisation of our shareholders:

               o    borrow money upon the credit of the Company;

               o issue, reissue, sell or pledge debt obligations of the Company;

               o give a guarantee on behalf of the Company to secure performance of an obligation of any person; and

               o mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

         The Act prohibits the giving of a guarantee to any shareholder, director, officer or employee of the Company or of an affiliated corporation or to an associate of any such person for any purpose or to any person for the purpose of or in connection with a purchase of a share issued or to be issued by the Company or its affiliates, where there are reasonable grounds for believing that the Company is or, after giving the guarantee, would be unable to pay its liabilities as they become due, or the realisable value of the Company's assets in the form of assets pledged or encumbered to secure a guarantee, after giving the guarantee, would be less than the aggregate of the Company's liabilities and stated capital of all classes.

         These borrowing powers may be varied by the Company's bylaws or its Articles of Amalgamation. However, the Company's bylaws and Articles of Amalgamation do not contain any restrictions on or variations of these borrowing powers.

         Share Capitalisation

         The Company's Articles of Amalgamation authorise the issuance of an unlimited number of common shares (36,565,102 of which are outstanding as of April 30, 2001), an unlimited number of preferred shares (none of which are issued and outstanding), and an unlimited number of Employee Participation Shares (2,000,000 of which have been issued and 470,000 remain outstanding as of April 30, 2001). The Articles of Amalgamation do not authorise the issuance of any other class of shares.

         Common Shares

         The holders of the common shares of the Company are entitled to receive notice of and to attend all meetings of the shareholders of the Company and have one vote for each common share held at all meetings of shareholders. The directors are elected at each annual meeting of shareholders and do not stand for reelection at staggered intervals.

         The holders of common shares are entitled to receive dividends and the Company will pay dividends, as and when declared by the Board of Directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors may from time to time determine, subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to or rateably with the holders of the common shares, and all dividends which the Board of Directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

         In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the common shares shall, subject to the rights of the holders of any other class or shares of the Company entitled to receive the assets of the Company upon such distribution in priority to or rateably with the holders of the common shares, be entitled to participate rateably in any distribution of the assets of the Company.

         Preferred Shares

         The preferred shares of the Company may at any time or from time to time be issued in one or more series. No preferred shares of the Company have been issued to date. Preferred shares shall be entitled to preference over the common shares and any other shares of the Company ranking junior to the preferred shares and the distribution of assets in the event of any liquidation and common dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs. The preferred shares of each series shall rank in parity with the preferred shares of every other series with respect to priority in the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

         Subject to the provisions relating to any particular series, the Company may redeem the whole or any part of the preferred shares on any one or more series outstanding from time to time at such price or prices as may be applicable to such series by given at least thirty (30) days' prior notice in writing of the intention of the Company to redeem such shares to each person who at the date of giving such notice is the registered holder of preferred shares to be redeemed.

         Employee Participation Shares

         The participation shares may at any time or from time to time be issued in one or more series. There may be only one issuance of each series of participation shares. On February 16, 1995, the board of directors of the Company authorised the issuance of 975,000 Series A Participation Shares; on December 18, 1995, the board of directors of the Company authorised the issuance of 555,000 Series B Participation Shares and on May 12, 1999, the Board of Directors of the Company authorised the issuance of 470,000 Series C Participation Shares. Pursuant to the terms of the Employee Participation Share

Purchase Plan (the "EP Plan"), the maximum number of participation shares issuable pursuant to this plan is 2,000,000.

         Each participation share entitles the holder to receive cash dividends, if any, as may from time to time be declared payable thereon, at the same time as dividends, if any, are paid on the common shares of the Company, in an amount for each participation share of a particular series which is equal to the proportion of the amount of the dividend declared on each common share that the subscription price of such participation share is of the fair market value at the date of issuance of such participation share.

         In the event of a proposal, order or resolution for the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary; or on the "Automatic Conversion Date" (as defined in the Articles of Amalgamation and the terms of the EP Plan); or at the option of the holder on a "Conversion Date" (as defined in the Articles of Amalgamation and the terms of the EP Plan) other than the "Automatic Conversion Date" (as defined in the Articles of Amalgamation and the terms of the EP Plan), the participation shares will become common shares, and the number of common shares a holder receives on conversion is the number of common shares which is determined by multiplying the number of participation shares held, or in the case of conversion on a Conversion Date other than the Automatic Conversion Date, the number of participation shares which the holder elects to convert, by a fraction:

     1. the numerator of which shall be the "EP Share Value"(as defined in the Articles of Amalgamation and the terms of the EP Plan) of a participation share of a particular series as at the earlier of the "Automatic Conversion dDate" and a "Conversion Date," as the case may be; and

     2. the denominator of which shall be the "Fair Market Value of a Common Share" (as defined in the Articles of Amalgamation and the terms of the EP Plan) as at the earlier of the two dates described in 1; provided that no fraction common shares will be issued and no payment will be made in respect of fractional common shares.

Shareholder Rights Plan

         On July 8, 1997, the shareholders of the Company approved a Shareholder Rights Plan Agreement (the "Rights Plan"), the principal terms of which are as follows:

         Effective Date

         The Rights Plan became effective on April 23, 1997 (the "Effective Date") and was approved by shareholders of the Company at its Annual and Special Meeting of shareholders held on July 8, 1997.

         Term

         The term of the Rights Plan is five years.

         Issue of Rights

         One right (a "Right") attaches to each outstanding common share.

         Rights Exercise Privilege

         The Rights will separate from the shares to which they are attached and will become exercisable at the time (the "Separation Time") that is eight trading days after the earlier of a person having acquired, or the commencement, announcement or other date determined by the Board of Directors in respect of a take-over bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid").

         The acquisition of Beneficial Ownership (as defined in the Rights Plan) by any person (an "Acquiring Person"), including others acting in concert, of 20% or more of the common shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event." Under the Rights Plan, there are certain exceptions to that rule, including (i) the Company or a subsidiary of the Company, (ii) a person who acquires 20% or more of the outstanding common shares through, among other things, a share redemption or a Permitted Bid, (iii) an underwriter or selling group member during the course of a public distribution; or (iv) investment and fund managers, trust companies and other persons who are managing investment funds, pension funds or plans, estates or accounts on behalf of another person. Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event.

         Eight trading days after the occurrence of the Flip-in Event, the Rights (other than those held by the Acquiring Person) will permit the holder to purchase, for the exercise price of the Rights, common shares having a value (based on the then prevailing market price) equal to twice such exercise price (i.e., at a 50% discount). The exercise price of the Rights will be equal to five times the prevailing market price at the Separation Time.

         The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the attached shares, reported earnings per common share on a fully diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

         Certificates and Transferability

         Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for common shares issued from and after the Effective Date. Rights are also attached to such shares outstanding on the Effective Date, although share certificates issued prior to that date will not bear such a legend. Prior to the Separation Time, Rights will not be transferable separately from the attached shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the shares.

         Permitted Bid Requirements

         The requirements of a Permitted Bid include the following:

                  (i) the take-over bid must be made by way of a take-over bid circular to all holders of common shares;

                  (ii) the take-over bid must not permit common shares tendered pursuant to the take-over bid to be taken up prior to the expiry of a period of not less than 60 days and only if at such time more than 50% of the common shares held by shareholders other than the bidder, its affiliates, associates and persons acting jointly or in concert with the bidder (the "Independent Shareholders") have been tendered pursuant to the take-over bid and not withdrawn; and

                  (iii) if more than 50% of the common shares held by Independent Shareholders are tendered to the take-over bid within 60-day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of common shares for an additional 10 business days from the date of such public announcement.

         The Rights Plan allows a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that, provided it is outstanding for a minimum period of 21 days, it may expire on the same date as the Permitted Bid.

         Waiver and Redemption

         The Board of Directors may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event that would result from a take-over bid made by way of take-over bid circular to all holders of common shares, provided that in such circumstances the Board shall be deemed to have waived the application of the Rights Plan to any other Flip-in Event occurring by means of a take-over bid made by way of a take-over bid circular to all holders of common shares. The Board of Directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Company within 14 days or such other period as may be specified by the Board of Directors. At any time prior to the occurrence of a Flip-in Event, the Board of Directors may with the prior approval of the holders of the common shares or the Rights redeem all, but not less than all, of the outstanding Rights at a price of $0.001 each.

         Supplements and Amendments

         The Company is authorised to make amendments to the Rights Plan to correct any clerical or typographical error or, subject to subsequent ratification by shareholders or Rights holders, to maintain the validity of the Rights Plan as a result of changes in law or regulation. Other amendments or supplements to the Rights Plan may be made with the prior approval of shareholders or Rights holders.

Action Necessary to Change Rights of Shareholders

         In order to change the rights of our shareholders, the Company would need to amend its Articles of Amalgamation to effect the change. Such an amendment would require the approval of holders of two-thirds of the common shares cast at a duly called special meeting. For certain amendments such as those creating of a class of preferred shares, a shareholder is entitled under the Act to dissent in respect of such a resolution amending the Articles of Amalgamation and, if the resolution is adopted and the Company implements such changes, demand payment of the fair value of its common shares.

Meeting of Shareholders

         An annual meeting of shareholders is held each year for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The Board of Directors has the power to call a special meeting of shareholders at any time.

         Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor's report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgement on and must state the text of any special resolution or bylaw to be submitted to the meeting.

         The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of the Company and the auditor of the Company. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including who may attend the meeting.

Limitations on Right to Own Securities

         Neither Canadian law nor the Company's Articles of Amalgamation or bylaws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a "WTO Investor," as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment in the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company (in 2001) and the value of the assets of the Company equalled or exceeded CDN$209.0 million. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member. A corporation or other entity will be a "WTO Investor" if it is a "WTO Investor-controlled entity," pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving the Company's common shares would be exempt from the Investment Act, including:

     (a) an acquisition of the shares if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities;
     (b) an acquisition of control of the Company in connection with the realisation of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and
     (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganisation, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Material Contracts

         In November 1997 the Company entered into a global alliance with Pfizer and granted Pfizer a perpetual exclusive license to market, sell and distribute Anipryl(R)in exchange for non-refundable fees, royalties based on world-wide sales of Anipryl(R), a manufacturing and supply agreement and a research collaboration. The terms of the alliance were amended in December 1999. See "Item 4: Business Units,

Deprenyl Animal Health, Inc." and "Item 18: Financial Statements." The definitive agreements governing this global alliance are as follows:

         o Master Agreement dated November 12, 1997 between Draxis, DAHI and Pfizer (Exhibit 4.1);

         o License Agreement dated November 12, 1997 between DAHI and Pfizer (Exhibit 4.2); and

         o Letter agreement dated December 22, 1999 between DAHI and Pfizer (Exhibit 4.3).

         On May 3, 2000, we entered into an asset purchase agreement with Block Drug Company (Canada) Limited, a subsidiary of Block Drug Company, Inc., to divest our SpectroPharm line of dermatology products. See "Item 4: Business Units, Draxis Pharmaceutica" and "Item 18: Financial Statements." This contract is Exhibit 4.4 to this annual report.

         On June 17, 1999, the Company and Elan entered into a license, distribution and supply agreement whereby Draxis in-licensed from Elan the exclusive Canadian rights to certain neurology products including Zanaflex(R) (tizanidine hydrochloride), Diastat(R) (diazepam rectal gel), Mysoline(R) (primidone), frovatriptan, MYOBLOC(TM) (botulinum toxin type B), ziconotide, Zonegran(TM) (zonisamide) and Zelapar(TM) (selegiline hydrochloride flashtab). See "Item 4: Business Units, Draxis Pharmaceutica" and "Item 18: Financial Statements." This contract is Exhibit 4.5 to this annual report.

         On February 18, 2000, DPI and SGF entered into a subscription agreement whereby SGF subscribed for 6,302,521 common shares of DPI. See "Item 4: Business Units, Draxis Pharma Inc." This contract is Exhibit 4.6 to this annual report.

         On February 18, 2000, the Company, DPI, SGF, Dwight Gorham and Mohammed Barkat entered into a unanimous shareholders' agreement with respect to DPI which grants SGF the right to obligate the Company to purchase its shareholdings in DPI anytime after February 18, 2005 and grants DPI's management shareholders the right to obligate DPI to purchase their shareholdings in DPI anytime following the tenth anniversary of the initial subscription. These put rights entitle the shareholder to the fair market value of the shares put back to the Company, as determined by an independent business valuator. See "Item 4:
Business Units, Draxis Pharma Inc." and "Item 18: Financial Statements." This contract is Exhibit 4.7 to this annual report.

         On June 12, 1998, DPI entered into a term loan agreement with the National Bank of Canada whereby DPI received from the bank a term loan in the amount of $11,000,000. See "Item 18: Financial Statements." This contract is
Exhibit 4.8 to this annual report.

         On February 18, 2000, DPI entered into a credit agreement with the National Bank of Canada establishing a revolving credit facility permitting advances to DPI against eligible accounts receivable and inventories up to a maximum of $2,000,000. See "Item 18: Financial Statements." This contract is
Exhibit 4.9 to this annual report.

         Effective December 1, 1998, the Company instituted an amended and restated stock ownership plan. The plan provides that the Board of Directors may, from time to time, at its discretion and in accordance with the terms of the plan and applicable regulatory authorities and stock exchanges, grant to directors, officers and employees, the option to purchase common shares of the Company. See "Item 6: Incentive Plans" and "Item 18: Financial Statements." This plan is Exhibit 4.10 to this annual report.

         Effective December 1, 1998, the Company instituted an amended and restated employee stock ownership plan. This plan provides an incentive to all employees of the Company by giving them a direct interest in the Company's growth and development. With the assistance of the Company through the means of an interest free loan mechanism, each participant is granted annually from treasury a number of common shares of the Company equal to seven percent (7%) of the participant's total cash compensation. The shares vest and are released to the participant over 5 years. See "Item 6: Incentive Plans." This plan is
Exhibit 4.11 to this annual report.

         On February 16, 1995, the Company established an employee participation share purchase plan for the directors, officers and employees of the Company to tie employee compensation more closely to shareholder value. It is a condition to receiving any benefit under this plan that the share price appreciates at least twenty-five percent (25%) from the date of issuance of any participation shares. The maximum number of participation shares issuable pursuant to this plan is 2,000,000. See "Item 6: Incentive Plans" and "Item 18: Financial Statements." This plan is Exhibit 4.12 to this annual report.

         Effective February 1, 2000, the Company established a deferred share unit plan for senior management employees to provide them with the opportunity to acquire share equivalent units convertible into cash or common shares of the Company upon termination of employment. Eligible participants in this plan are entitled to elect yearly to receive up to twenty percent (20%) of base salary and up to one hundred percent (100%) of any bonus paid in respect of that year in deferred share units in lieu of cash compensation. See "Item 6: Incentive Plans." This plan is Exhibit 4.13 to this annual report.

         Effective February 1, 2000, the Company established an equity purchase plan to align further the interests of senior management with those of shareholders by giving management an incentive to increase its equity stake in the Company at minimum expense to the Company. Under this plan, eligible participants are entitled to purchase shares of the Company equal to up to forty percent (40%) of base salary, funded by an interest-bearing loan from the Company. These shares are to be acquired by open market purchases by a trustee on behalf of the participants. See "Item 6: Incentive Plans." This plan is
Exhibit 4.14 to this annual report.

         On April 15, 1999, an employment agreement was entered into between the Company and Dr. Martin Barkin, President and Chief Executive Officer of the Company. Pursuant to this agreement, Dr. Barkin is paid a gross salary of $365,000 per annum and is entitled to an annual discretionary bonus as determined by the Compensation Committee. This agreement also has certain specific termination provisions. In the event of his termination of employment without cause, Dr. Barkin is entitled to receive a payment equal to three (3) times his annual remuneration; upon termination of employment following a change of control of the Company, Dr. Barkin would be entitled to receive a payment equal to five (5) times his annual remuneration. This agreement was amended in part on June 14, 2000. See "Item 6: Directors, Senior Management and Employees, Termination of Employment Contracts." This agreement and the amendment to it are Exhibits 4.15 and 4.16 to this annual report.

         On September 3, 1996, the Company entered into an employment agreement with Mr. Jim Garner, Senior Vice President, Finance and Chief Financial Officer of the Company. Pursuant to this agreement, Mr. Garner is paid a gross salary of $200,000 per annum and is entitled to an annual discretionary bonus as determined by the Compensation Committee. This agreement also has certain specific termination provisions. In event of his termination of employment without cause, Mr. Garner is entitled to receive a payment equal to two (2) times his annual remuneration; in the event of Mr. Garner's termination of employment following a change of control of the Company, Mr. Garner is entitled to receive a payment equal to three (3) times his annual remuneration. See "Item 6: Directors, Senior Management and Employees, Termination of Employment Contracts." This agreement is Exhibit 4.17 to this annual report.

         On October 18, 2000, the Company entered into an employment agreement with Mr. Jack Carter, Vice President Human Resources of the Company. Pursuant to this agreement, Mr. Carter is paid a gross salary of $130,000 per annum and is entitled to an annual discretionary bonus as determined by the Compensation Committee. This agreement also has certain specific termination provisions. In event of his termination of employment without cause, Mr. Carter is entitled to receive a payment equal to his annual remuneration; in the event of Mr. Carter's termination of employment following a change of control of the Company, Mr. Carter is entitled to receive a payment equal to two (2) times his annual remuneration. See "Item 6: Directors, Senior Management and Employees, Termination of Employment Contracts." This agreement is Exhibit 4.18 to this annual report.

         On April 15, 1999, the Company entered into an employment agreement with Dr. Roger Mailhot, Vice President Scientific and Regulatory Affairs of the Company. Pursuant to this agreement, Dr. Mailhot is paid a gross salary of $170,000 per annum and is entitled to an annual discretionary bonus as determined by the Compensation Committee. This agreement also has certain specific termination provisions. In event of his termination of employment without cause, Dr. Mailhot is entitled to receive a payment equal to two (2) times his annual remuneration; in the event of Dr. Mailhot's termination of employment following a change of control of the Company, Dr. Mailhot is entitled to receive a payment equal to three (3) times his annual remuneration. See "Item 6: Directors, Senior Management and Employees Termination of Employment Contracts." This agreement is Exhibit 4.19 to this annual report.

         On April 15, 1999, the Company entered into an employment agreement with Mr. Dan Brazier, President of Draxis Pharmaceutica. Pursuant to this agreement, Mr. Brazier is paid a gross salary of $165,000 per annum and is entitled to an annual bonus based on the achievement of certain divisional financial objectives. This agreement also has certain specific termination provisions. In event of his termination of employment without cause, Mr. Brazier is entitled to receive a payment equal to his annual remuneration; in the event of Mr. Brazier's termination of employment following a change of control of the Company, Mr. Brazier is entitled to receive a payment equal to two (2) times his annual remuneration. See "Item 6: Directors, Senior Management and Employees Termination of Employment Contracts." This agreement is Exhibit 4.20 to this annual report.

         On October 11, 2000, an employment agreement was entered into between the Company and Mr. Douglas Parker, General Counsel & Secretary of the Company. Pursuant to this agreement, Mr. Parker is paid a gross salary of $110,000 per annum and is entitled to an annual discretionary bonus as determined by the Compensation Committee. This agreement also has certain specific termination provisions. In event of his termination of employment without cause, Mr. Parker is entitled to receive a payment equal to his annual remuneration; in the event of Mr. Parker's termination of employment following a change of control of the Company, Mr. Parker is entitled to receive a payment equal to two (2) times his annual remuneration. See "Item 6: Directors, Senior Management and Employees Termination of Employment Contracts." This agreement is Exhibit 4.21 to this annual report.

         The shareholders of the Company approved at the July 8, 1997 Annual General Meeting a shareholders rights plan for the Company. The Board of Directors of the Company considered it appropriate at the time to implement measures to encourage the fair treatment of shareholders in connection of any take-over offer for the Company. This plan is aimed at allowing more time for the Board of Directors to ensure that shareholders are fully compensated for the value of their common shares. See "Item 10: Additional Information, Shareholder Rights Plan." This agreement is Exhibit 4.22 to this annual report.

Exchange Controls

         Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital. There are no limits on the rights of non-Canadians to exercise voting rights on their common shares of the Company.

Taxation

         The following summary describes the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the "ITA") to a holder of the Company's common shares who has never been resident or deemed to have been resident in Canada for the purposes of the ITA and who holds common shares as capital property and does not hold or use and is not deemed to hold or use such common shares in or in the course of carrying on a business in Canada. The summary is based on the current provisions of the ITA, the regulations thereunder in force on the date hereof, all proposed amendments to the ITA and regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Amendments"), and on the understanding of counsel of the current published administrative and assessing practices of the Canada Customs and Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax considerations, and except as mentioned above, does not take into account any prospective changes to the tax law of Canada, whether occasioned by legislative, governmental, or judicial action. Further, the summary does not take account of foreign or provincial tax legislation or considerations that may vary from the Canadian federal income tax implications described herein. This summary does not purport to be, nor should it be construed as, legal or tax-related advice to any holder of common shares. Each holder of common shares should consult his or her own tax advisor.

         Dividends on shares by shareholders who are not residents of Canada

         Dividends, including stock and cash dividends and certain distributions and redemptions deemed to be dividends under the ITA, on the common shares paid to non-residents of Canada will be subject to Canadian withholding tax at a rate of twenty-five percent (25%). The applicable rate of withholding may, however, be reduced by virtue of the terms of any applicable tax treaty. Under the terms of the Canada-U.S. Income Tax Convention, 1980 (the "Treaty"), the rate which is generally applicable to United States resident individuals who are beneficial owners of common shares in respect of which there is paid or credited or deemed by the ITA to be paid or credited Canadian-source dividends is fifteen percent (15%); effective January 1, 1997, in certain cases where the holder is a company owning more than ten percent (10%) of the common shares, five percent (5%) for dividends paid. Under the Treaty, certain tax-exempt entities that are resident in the United States may be exempt from Canadian withholding taxes, including any withholding tax levied in respect of dividends received on the common shares.

         Dividends on shares by shareholders who are residents of Canada

         Dividends, including stock and cash dividends and certain distributions and redemptions deemed to be dividends under the ITA, on the common shares of the Company paid to residents of Canada will be included in computing their income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations. A holder that is a corporation may be liable to pay refundable tax under Part IV of the ITA. However, a public corporation that is not controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) will not be liable to pay refundable tax under
Part IV of the ITA.

         In the case of a holder of common shares of the Company that is a corporation, the amount of any capital loss otherwise determined resulting from the disposition of a common share of the Company may be reduced by the amount of dividends previously received or deemed to have been received thereon. Any such restriction will not occur where the corporate holder owned the common share of the Company for 365 days or longer and such holder (together with any persons with whom it did not deal with at arm's length) did not own more than five percent (5%) of the shares of any class or series of shares at the time the relevant dividends were received or deemed to have been received. Analogous rules apply where a corporation is a member of a partnership or a beneficiary of a trust, which owns common shares of the Company.

         Dispositions by shareholders who are not residents of Canada

         Capital gains arising as a consequence of the disposition of common shares (other than to the Company) by a resident of the United States will normally be exempt from taxation under the ITA except to the extent that such shares constitute or are deemed to constitute taxable Canadian property ("TCP") (as defined in the ITA), the gain on which would not otherwise be exempt under the terms of the Treaty. In general, the common shares will not constitute TCP of a non-resident holder unless (i) such holder holds the common shares as capital property and uses them in carrying on a business in Canada, (ii) the holder is a non-resident insurer who holds the common shares as capital property and holds or uses such shares in the course of carrying on an insurance business in Canada in a particular taxation year, or (iii) at any time in the five year period immediately preceding the disposition, not less than twenty-five percent (25%) of the issued shares of any class of the capital stock of the Company belonged to such holder, to persons not dealing at arm's length with him or to such holder and persons not dealing at arm's length with him. For the purposes of the twenty-five percent (25%) test, a person holding an option to acquire common shares or other securities convertible into or exchangeable for common shares, or otherwise having an interest in common shares, will be considered to own such shares. Special rules apply to deem certain partnership interests, where fifty percent (50%) or more of the value of the underlying partnership's property is represented by TCP, to be TCP. Consequently, a resident of the United States who disposes of such partnership interests will be required to comply with certain notification procedures, including obtaining a certificate from Canada Customs and Revenue Agency in respect of the disposition.

         To the extent that the common shares do constitute TCP of the non-resident holder and the disposition thereof results in a capital gain, such holder will normally be obliged to recognise that gain and pay tax thereon pursuant to the provisions of the ITA. However, the Treaty will normally apply to exempt the United States resident holder of common shares from such tax, provided that the value of such shares is not derived principally from real property and/or interests therein situate in Canada at the time the common shares are disposed of and provided such holder does not have and has not had within the 12-month period preceding the disposition a permanent establishment or fixed base available to such holder in Canada.

         Disposition by shareholders who are residents of Canada

         On a disposition or deemed disposition of a common share of the Company a resident of Canada holder will receive a capital gain (or capital loss) equal to the amount by which the proceeds of disposition for the common share exceeded (or are less than) the aggregate of any cost of disposition and the adjusted cost base to the holder of the common share of the Company immediately before the disposition. Pursuant to the Amendments and subject to certain transitional rules which apply in certain circumstances, a holder of common shares of the Company who is a resident of Canada will be required to include in income one-half (1/2) of the amount of any capital gain and may deduct one-half (1/2) of the amount of any capital loss against taxable capital gains realised by the holder in the year of the disposition. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three proceeding years or carried forward and deducted in any following year against taxable capital gains realised in such years to the extent and under the circumstances described in the ITA and the Amendments.

         A Canadian-controlled private corporation will also be subject to a refundable tax of sixty-six and two-thirds percent (66 2/3%) on certain investment income, including taxable capital gains realised on the disposition of common shares of the Company, that will be refundable when the corporation pays taxable dividends (at a rate of $1.00 for every $3.00 of taxable dividend paid).

         A capital loss realised by a holder of common shares of the Company that is a corporation, a partnership of which a corporation is a member or a trust of which a corporation is a beneficiary may be reduced by the amount of dividends received in certain circumstances. Capital gains received by an individual may give rise to a liability for alternative minimum tax.

Documents on Display

         The Company is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the United States Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. The Company's annual reports and some of the other information submitted by the Company to the Commission may be accessed through this web site. In addition, material filed by the Company can be inspected at the offices of the NASDAQ at 9801 Washingtonian Blvd., Gaithersburg, MD 20878, and on the Canadian Securities Administrators' electronic filing system, SEDAR(R), accessible at the web site http://www.sedar.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

         We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations. We do not use derivative financial instruments for speculative or trading purposes.

         Inflation has not had a significant impact on our results of operations.

Foreign Currency Risk

         We operate internationally, however a substantial portion of our revenue and expense activities and capital expenditures are transacted in Canadian dollars. We do not believe we have a material exposure to foreign currency risk because of the relative stability of the Canadian dollar in relation to the U.S. dollar. A 10% adverse change in foreign currency exchange rates would not have a material effect on our consolidated results of operations, financial position, or cash flows.

Interest Rate Risk

         The primary objective of our investment policy is the protection of principal, and accordingly we invest in high-grade commercial paper and government securities with varying maturities, but typically less than 90 days. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk. Therefore, a 100 basis-point adverse change in interest rates would not have a material effect on our investment portfolio.

         We are exposed to interest rate risk on borrowings from our term bank loan facility and unsecured obligation. The term bank loan facility bears interest based on Canadian dollar prime rate and the unsecured obligation bears interest based on Bank of Canada rate. Based on projected advances under both facilities, a 100 basis-point adverse change in interest rates would not have a material effect on our financial position.

Item 12. Description of Securities Other Than Equity Securities

         Not Applicable

                                   PART II.

Item 13. Defaults, Dividends Arrearages and Delinquencies

         Not Applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         Not Applicable

PART III.

Item 17. Financial Statements

         Not Applicable

Item 18. Financial Statements

         The following financial statements are filed as part of this annual report on Form 20-F.

         Index to Consolidated Financial Statements....................................................F-1
         Report of Deloitte & Touche LLP...............................................................F-3
         Consolidated balance sheets...................................................................F-4
         Consolidated statements of operations and deficit.............................................F-5
         Consolidated statements of cash flows.........................................................F-6
         Notes to the consolidated financial statements................................................F-7

Item 19. Exhibits

        EXHIBIT NO.                                      DESCRIPTION
        -----------                                      -----------
          1.1                Articles of Amalgamation of Draxis Health Inc.
          1.2                By-law No. 1 of Draxis Health Inc. (formerly Deprenyl Research Limited)
          4.1*               Master  Agreement  dated  November 12, 1997 among Draxis  Health Inc.,  Deprenyl  Animal
                             Health Inc. and Pfizer Inc.
          4.2*               License  Agreement  dated  November 12, 1997  between  Deprenyl  Animal  Health Inc. and
                             Pfizer Inc.
          4.3*               Letter  Agreement  dated December 22, 1999 between Draxis Health Inc.,  Deprenyl  Animal
                             Health Inc. and Pfizer Inc.
          4.4*               Asset Purchase  Agreement dated May 3, 2000 by and among Draxis Health Inc.,  Block Drug
                             Company (Canada) Limited and Block Drug Company, Inc.



          4.5*               License,  Distribution  and Supply  Agreement dated June 17, 1999 between Draxis Health,
                             Inc., Elan Pharma (International) Limited and Elan Pharmaceuticals, Inc.
          4.6                Subscription  Agreement  dated  February 18, 2000 among SGF Sante Inc. and Draxis Pharma
                             Inc.
          4.7                Unanimous  Shareholders'  Agreement dated February 18, 2000 among SGF Sante Inc., Draxis
                             Pharma Inc., Dwight Gorham and Mohammed Barkat
          4.8                Term Loan  Agreement  dated  June 9, 1998  between  National  Bank of Canada  and Draxis
                             Pharma Inc.
          4.9                Credit  Agreement  dated  February 18, 2000 between  National  Bank of Canada and Draxis
                             Pharma Inc.
          4.10               Stock Option Plan of Draxis Health Inc., as amended, dated August 26, 1998
          4.11               Draxis Health Inc.  Employee  Stock  Ownership  Plan,  amended and  restated,  Effective
                             December 1, 1998
          4.12               Draxis Health Inc. Employee  Participation  Share Purchase Plan,  Effective February 16,
                             1995
          4.13               Draxis Health Inc. Deferred Share Unit Plan for Employees
          4.14               Draxis Health Inc. Equity Purchase Plan
          4.15               Employment  Agreement  dated April 15, 1999 between  Draxis  Health Inc. and Dr.  Martin
                             Barkin
          4.16               Amendment  dated June 14, 2000 to  Employment  Agreement  dated  April 15, 1999  between
                             Draxis Health Inc. and Dr. Martin Barkin
          4.17               Employment  Agreement dated September 3, 1996 between Draxis Health Inc. and James A. H.
                             Garner
          4.18               Employment  Agreement  dated  October 18, 2000  between  Draxis  Health Inc. and Jack A.
                             Carter
          4.19               Employment Agreement dated April 15, 1999 between Draxis Health Inc. and Roger Mailhot
          4.20               Employment Agreement dated April 15, 1999 between Draxis Health Inc. and Dan Brazier
          4.21               Employment  Agreement  dated  October 11, 2000  between  Draxis  Health Inc. and Douglas
                             Parker
          4.22               Shareholder Rights Plan
          8.1                List of Subsidiaries

* Portions of this agreement have been omitted pursuant to a request for confidential treatment.

SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

                                            DRAXIS HEALTH INC.

         Date:    June 29, 2001             By:    /S/  DOUGLAS M. PARKER
                                                 --------------------------
                                                 General Counsel and Secretary

                             DRAXIS HEALTH INC.
                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Deloitte & Touche LLP................................. F-3

Consolidated balance sheets..................................... F-4

Consolidated statements of operations and deficit............... F-5

Consolidated statements of cash flows........................... F-6

Notes to the consolidated financial statements.................. F-7



MANAGEMENT'S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of DRAXIS Health Inc. and its subsidiary companies and all information in the Annual Report are the responsibility of management and have been approved by the Board of Directors. The financial statements necessarily include some amounts that are based on management's best estimates, which have been made using careful judgment.

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. Financial and operating data elsewhere in the Annual Report are consistent with the information contained in the financial statements.

In fulfilling their responsibilities, management of DRAXIS Health Inc. and its subsidiary companies have developed and continue to maintain systems of internal accounting controls including written policies and procedures and segregation of duties and responsibilities.

Although no cost-effective system of internal controls will prevent or detect all errors and irregularities, these systems are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, transactions are properly recorded, and the financial records are reliable for preparing the financial statements.

The Board of Directors carries out its responsibility for the financial statements in this Annual Report principally through its Audit Committee, consisting of a majority of outside directors. The Audit Committee meets regularly with management and the external auditors to discuss the results of audit examinations with respect to the adequacy of internal accounting controls and to review and discuss the financial statements and financial reporting matters.

The financial statements have been audited by Deloitte & Touche LLP, Chartered Accountants, who have full access to the Audit Committee.

Martin Barkin, MD, FRCSC (Signed)
PRESIDENT AND CHIEF EXECUTIVE OFFICER (Signed)

Jim Garner, CA
SENIOR VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER

Mississauga, Ontario
February 7, 2001

Auditors' Report


To the Shareholders of
DRAXIS Health Inc.


We have audited the consolidated balance sheets of DRAXIS Health Inc. as at December 31, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for each of the years in the two-year period ended December 31, 1999, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000 in accordance with generally accepted accounting principles in Canada.

As discussed in Note 2 to the consolidated financial statements, during 2000 the Company changed its policy with respect to revenue recognition of non-refundable fees.








Chartered Accountants


Montreal, Quebec
February 7, 2001

CONSOLIDATED BALANCE SHEETS December 31
(IN THOUSANDS OF CANADIAN DOLLARS EXCEPT SHARE RELATED DATA) (RESTATED - NOTE 2)


                                                       2000             1999
                                                     --------         --------
ASSETS
CURRENT
  Cash and cash equivalents                          $  6,621         $  2,927
  Accounts receivable (Note 4)                         10,355            8,306
  Inventories (Note 5)                                  9,390            6,605
  Income taxes recoverable                              1,113            1,134
  Prepaid expenses                                      3,539            2,105
  Future income taxes (Note 8)                          1,204              772
                                                     --------         --------
                                                       32,222           21,849

Fixed assets (Note 6)                                  29,228           29,595
Goodwill (Net of accumulated amortization:
 2000 - $4,268; 1999 - $3,231)                          6,369            8,211
Patents, licenses and other deferred charges (Note 7)  34,123           39,640
Future income taxes (Note 8)                           15,600           15,398
                                                     --------         --------
                                                     $117,542         $114,693
                                                     ========         ========
LIABILITIES
CURRENT
  Bank loan (Note 9)                                 $  2,000         $  3,596
  Accounts payable and accrued charges                  8,205            8,100
  Current portion of deferred revenues (Note 11)        7,341            4,673
  Current portion of long-term debt (Note 12)           1,900            6,296
                                                     --------         --------
                                                       19,446           22,665

Deferred revenues (Note 11)                            32,000           28,036
Long-term debt (Note 12)                               12,915           14,723
Non-controlling interest in subsidiary company          5,291                -
                                                     --------         --------
                                                       69,652           65,424
                                                     --------         --------
Commitments and contingencies (Note 20)

SHAREHOLDERS' EQUITY
Common stock; unlimited shares authorized (Note 13)    75,033           71,333
Employee participation shares; 2,000,000 shares
 authorized (Note 13)                                     235              498
  Less: loans receivable                                 (235)            (498)
Warrants (Note 13)                                        108              628
Contributed surplus                                     9,701            9,701
Deficit                                               (36,952)         (32,393)
                                                     --------         --------
                                                       47,890           49,269
                                                     --------         --------
                                                     $117,542         $114,693
                                                     ========         ========

See the accompanying notes to the Consolidated Financial Statements

Approved by the Board


Brian M. King (Signed)                               Martin Barkin, MD, (Signed)
DIRECTOR                                             DIRECTOR

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT Years ended December 31
(IN THOUSANDS OF CANADIAN DOLLARS EXCEPT SHARE RELATED DATA) (RESTATED - NOTE 2)

                                                         2000             1999              1998
                                                     -----------       -----------      -----------
REVENUES                                             $    52,727       $    48,421      $    35,623
                                                     -----------       -----------      -----------

EXPENSES
 Cost of sales                                            29,802            26,462           18,332
 Selling, general and administration                      16,002            14,383           17,854
 Restructuring charges (Note 14)                             792               -              2,500
 Research and development                                  2,883             2,262            3,242
 Investment tax credits on research and development         (350)             (344)            (384)
                                                     -----------       -----------      -----------
                                                          49,129            42,763           41,544
                                                     -----------       -----------      -----------
Income (loss) before undernoted                            3,598             5,658           (5,921)
Product rights acquired (Note 15)                             -            (12,452)              -
Depreciation and amortization                             (8,435)           (7,467)          (6,875)
Financial
 Interest income                                             550               111              711
 Financing expense                                        (1,759)           (1,495)            (716)
Other income (Note 16)                                     2,609             2,701               -
                                                     -----------       -----------      -----------
Loss before income taxes and non-controlling interest     (3,437)          (12,944)         (12,801)
                                                     -----------       -----------      -----------
Income taxes (Note 8)
 Current                                                   1,485               493            4,940
 Future                                                      (51)           (6,177)          (6,787)
                                                     -----------       -----------      -----------
                                                           1,434            (5,684)          (1,847)
                                                     -----------       -----------      -----------
Loss before non-controlling interest                      (4,871)           (7,260)         (10,954)
Non-controlling interest                                     504                -                -
                                                     -----------       -----------      -----------
Net loss                                                  (4,367)           (7,260)         (10,954)
                                                     ===========       ===========      ===========
Net loss per share (Note 18)
 - basic                                             $     (0.12)      $     (0.21)     $     (0.34)
 - fully diluted                                     $     (0.12)      $     (0.21)     $     (0.34)
                                                     ===========       ===========      ===========
Weighted-average number of shares outstanding         36,324,199        33,825,654       31,950,704
                                                     ===========       ===========      ===========

Deficit, beginning of year                           $   (32,393)      $   (25,133)     $   (14,179)
Net loss                                                  (4,367)           (7,260)         (10,954)
Purchase of shares for cancellation (Note 13)               (192)             -                  -
                                                     -----------       -----------      -----------
Deficit, end of year                                 $   (36,952)      $   (32,393)     $   (25,133)
                                                     ===========       ===========      ===========

See the accompanying notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31
(IN THOUSANDS OF CANADIAN DOLLARS EXCEPT SHARE RELATED DATA) (RESTATED - NOTE 2)

                                                         2000            1999             1998
                                                      ---------       ----------       ----------
CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
 Net loss                                             $ (4,367)       $   (7,260)      $  (10,954)
 Adjustments to reconcile net loss to cash flow
  (used in) from operating activities
  Amortization of deferred revenues                     (6,296)           (4,673)          (2,185)
  Amortization of goodwill                               1,355             1,144            1,144
  Depreciation and other amortization                    7,080             6,323            5,731
  Recovery of losses (Note 3)                               -                (91)          (1,420)
  Other income (Note 16)                                (2,609)           (2,701)              -
  Future income taxes                                     (634)           (6,177)          (6,787)
  Non-controlling interest                                (504)               -                -
  Other                                                    582               335              667
  Changes in current assets and current liabilities
   affecting cash flows from operations
   Accounts receivable                                   (2,049)          18,969          (19,715)
   Inventories                                           (2,785)              -             1,900
   Income taxes                                              21           (5,535)           4,620
   Prepaid expenses                                      (1,434)          (1,331)             398
   Accounts payable and accrued charges                     105           (2,937)           3,202
   Current portion of deferred revenues                   2,668               -             2,488
                                                      ---------       ----------       ----------
                                                         (8,867)          (3,934)         (20,911)
                                                      ---------       ----------       ----------

CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
 Purchase of fixed assets                                (1,674)         (12,256)          (6,034)
 Business acquisition (Note 3)                               -                 -          (14,548)
 Increase in other deferred charges, net                     -              (646)          (8,740)
 Purchase of product rights                                  -            (3,611)              -
 Proceeds from disposition of product rights, net         1,096               -                -
 Increase in deferred revenues                           10,260               -            17,415
 Proceeds from disposition of investment (Note 16)           -             3,392               -
 Redemption of short-term investments                        -                -             3,129
                                                      ---------       ----------       ----------
                                                          9,682          (13,121)          (8,778)
                                                      ---------       ----------       ----------

CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
 Proceeds from bank loan (Note 9)                         2,000            6,000               -
 Repayment of bank loan (Note 9)                         (3,596)          (2,404)              -
 Proceeds from long-term debt                                -             3,786           13,214
 Repayment of long-term debt                             (6,308)          (1,177)              -
 Exercise of warrants and options (Note 13)               3,385              316            2,990
 Loan repayment upon exercise of
  participation shares (Note 13)                             -                29               28
 Common share offering, net of related
  expenses (Note 13)                                         -             9,756               -
 Common shares purchased for cancellation                  (397)              -                -
 Issue of common shares by subsidiary to
  non-controlling interest (Note 16)                      7,795               -                -
                                                      ---------       ----------       ----------
                                                          2,879           16,306           16,232
                                                      ---------       ----------       ----------
Net increase (decrease) in cash and cash equivalents      3,694             (749)         (13,457)
Cash and cash equivalents, beginning of year              2,927            3,676           17,133
                                                      ---------       ----------       ----------
Cash and cash equivalents, end of year                $   6,621       $    2,927       $    3,676
                                                      =========       ==========       ==========

ADDITIONAL INFORMATION
Interest paid                                         $     999       $      918       $      494
Income taxes paid                                     $   2,005       $    5,042       $      439

See the accompanying notes to the Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF CANADIAN DOLLARS EXCEPT SHARE RELATED DATA) (RESTATED - NOTE 2)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The financial statements differ in certain respects from those prepared in accordance with United States GAAP, as described in Note 24.

(a) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiary companies with provision for non-controlling interests. The Company's effective interest in the voting equity share capital of its principal subsidiaries is 100%, except for DRAXIS Pharma Inc. ("DPI") which is 65.9% (1999
- 100%). All significant intercompany transactions and balances are eliminated on consolidation.

(b) USE OF ESTIMATES

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as long-term contracts, allowance for uncollectible accounts receivable, inventory obsolescence, product warranty, amortization, employee benefits, taxes, provisions, the portion of aggregate purchase consideration attributable to the cost of licenses for products for which regulatory approval has not been received and contingencies.

(c) FOREIGN CURRENCY TRANSLATION

The functional currency of the Company is the Canadian dollar. The financial statements of the Company's operations whose functional currency is other than the Canadian dollar are translated from such functional currency to Canadian dollars using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. Revenues and expenses are translated at average rates for the period, except for amortization which is translated on the same basis as the related assets. Exchange gains or losses are reflected in net earnings.

(d) REVENUE RECOGNITION

The Company recognizes revenue from product sales, net of trade discounts and allowances, upon shipment when all significant contractual obligations have been satisfied and collection is reasonably assured.

     Revenue under collaboration agreements is recognized according to the terms of the related agreements. In general, non-refundable fees received pursuant to collaboration agreements are deferred and recognized as revenue rateably over the contract period. Royalty revenue is recognized in the period when related product sales occur and when collection of the royalty is reasonably assured.

     Service revenues are recognized at the time of performance or proportionately over the term of the contract, as appropriate.

(e) RESEARCH AND DEVELOPMENT COSTS

Research and product development costs, including the cost of licenses for products for which market regulatory approval has not been received, net of any government assistance and investment tax credits, are charged to earnings.

(f) INCOME TAXES

The Company provides for income taxes using the asset and liability method. This approach recognizes the amount of taxes payable or refundable for the current year, as well as future income tax assets and liabilities for the future tax consequences of events recognized in the financial statements and tax returns. Future income taxes are adjusted to reflect the effects of substantively enacted changes in tax laws or tax rates.

(g) CASH AND CASH EQUIVALENTS

All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. The fair value of cash and cash equivalents approximates the amounts shown in the financial statements.

(h) INVENTORIES

Inventories are valued at the lower of cost (determined generally on a first-in, first-out basis) and net realizable value. The cost of finished goods and work in process is comprised of material, labour and manufacturing overhead.

(i) FIXED ASSETS

Fixed assets are recorded at cost. The Company provides for depreciation using the following methods and applying rates estimated to amortize the cost over the useful life of the assets:

      Building                              straight-line over 25 years
      Equipment                             20%-30% diminishing balance
      Computer software                     straight-line over 7 years

     Expenditures for construction of assets incurred prior to productive use are reflected as assets under construction. Depreciation commences when an asset is substantially completed and ready for productive use.

(j) GOODWILL

Goodwill is recorded as an asset and is amortized on a straight-line basis over 10 years.

     On an ongoing basis, management reviews the valuation and amortization of goodwill, including any events and circumstances which may have impaired fair value. The amount of goodwill impairment, if any, is determined by assessing recoverability based on expected future cash flows. Any, other than temporary, impairment in the carrying value is charged to earnings in the year incurred.

(k) PATENTS, LICENSES AND OTHER DEFERRED CHARGES

Patents and trademarks are recorded at cost and amortized on a straight-line basis over their useful lives.

     Licenses to market regulatory approved pharmaceutical products in defined territories are recorded at cost and amortized on a straight-line basis over the minimum term of the license agreement.

     Purchased research and development costs acquired in connection with business acquisitions are recorded at cost and amortized on a straight-line basis over 10 years.

     Deferred financing costs, which relate to the costs associated with the issuance of warrants in connection with debt financing, are recorded at cost and are amortized on a straight-line basis over the term of the warrants.

     The cost of the right to technical assistance is amortized on a straight-line basis over the minimum term of the related agreement.

(l) STOCK-BASED COMPENSATION PLANS

The Company's Stock Option Plan and Employee Participation Share Purchase Plan are described in Note 13. No compensation expense is recognized for these plans when stock options or Employee Participation Shares are granted. Any consideration paid by employees on exercise of stock options or the conversion of Employee Participation Shares is credited to capital stock.

2. CHANGES IN ACCOUNTING POLICIES

(a) REVENUE RECOGNITION

Effective January 1, 2000, the Company changed its policy with respect to revenue recognition of non-refundable fees received in connection with collaboration agreements whereby such fees are deferred and recognized as revenue rateably over the contract period. Previously, such fees were recognized as revenue, based on contractual entitlements and when receipt was reasonably assured. This change in policy was applied retroactively with prior period restatement to the accounting for the Company's collaboration agreement with Pfizer Inc. ("Pfizer") (Note 10). The effects of this change on the consolidated balance sheets and consolidated statements of operations and deficit are summarized in the following table:


                                                                 Increase (Decrease)
                                                      ----------------------------------------
                                                      2000              1999              1998
                                                      ---------      ----------      ---------
CONSOLIDATED
BALANCE SHEETS
Patents, licenses and other
  deferred charges                                     $16,728           $19,516       $ 22,304
Current portion of
  deferred revenues                                    $ 4,673           $ 4,673       $  4,673
Deferred revenues                                      $23,363           $28,036       $ 32,709
                                                       -------           -------       --------
CONSOLIDATED STATEMENTS
OF OPERATIONS
Revenues                                               $ 4,673           $ 4,673       $(17,718)
Depreciation and
 amortization                                          $ 2,788           $ 2,788       $  2,788
Net loss                                               $(1,322)          $(1,322)      $ 15,999
                                                       =======           =======       ========
CONSOLIDATED STATEMENTS
OF DEFICIT
Deficit, end of year                                   $ 7,927           $ 9,249       $ 10,571
                                                       =======           =======       ========

(b) INCOME TAXES

Effective January 1, 1999 the Company adopted the Canadian Institute of Chartered Accountants' ("CICA") recommendations related to the accounting for income taxes. This standard requires that the liability method of tax allocation be used, based on differences between financial reporting and tax bases of assets and liabilities. Previously, the deferral method was used, based on differences in the timing of reporting income and expenses in financial statements and tax returns. This change did not have a material impact on the calculation of the Company's future income tax assets or liabilities and accordingly prior years' financial statements have not been restated.

(c) CASH FLOW STATEMENTS

Effective January 1, 1999, the Company adopted the CICA recommendations related to the presentation of cash flow statements. This standard requires that, among other things, non-cash items be excluded from investing and financing activities and disclosed elsewhere in the consolidated financial statements in a way that provides relevant information about investing and financing activities. This change was applied retroactively with results of prior periods being restated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF CANADIAN DOLLARS EXCEPT SHARE RELATED DATA) (RESTATED - NOTE 2)

3. ACQUISITION

Effective May 1, 1998, the Company acquired the assets and business of a pharmaceutical manufacturing facility from Baker Cummins Inc. ("BCI"), a subsidiary of IVX BioScience, Inc., and continued operations through DPI.

     The acquisition was accounted for using the purchase method as follows:

ASSETS
Net current assets                                     $ 4,024
Fixed assets                                            11,794
                                                       -------
Total acquisition cost                                 $15,818
                                                       =======
CONSIDERATION
Cash                                                   $14,548
Notes payable due BCI, at discounted value*              1,270
                                                       -------
                                                       $15,818
                                                       =======

* Under the terms of the purchase and sale agreement any operating losses incurred within 24 months of acquisition up to $1,511 were to be funded by BCI. The Company has the right to offset the amount payable under the note by the amount of these losses. In 2000, $Nil (1999 - $91; 1998 - $1,420) was applied against the note payable.

4. ACCOUNTS RECEIVABLE


                                                        2000              1999
                                                       -------           -------
Trade                                                  $ 9,757           $ 8,368
Allowance for doubtful accounts                           (120)              (99)
Loans to employees                                         718                37
                                                       -------           -------
                                                       $10,355           $ 8,306
                                                       =======           =======

5. INVENTORIES


                                                        2000              1999
                                                      -------            -------
Raw materials                                         $ 5,313            $ 3,433
Work-in-process                                         1,255                787
Finished goods                                          2,822              2,385
                                                      -------            -------
                                                      $ 9,390            $ 6,605
                                                      =======            =======


6. FIXED ASSETS


                                                        2000              1999
                                                      -------            -------
Land                                                  $ 2,755            $ 2,755
Building                                                9,968              9,941
Equipment                                               8,405              6,793
Computer software                                       2,562              2,599
Assets under construction                              10,888             10,816
                                                      -------            -------
                                                       34,578             32,904
Accumulated depreciation                               (5,350)            (3,309)
                                                      -------            -------
                                                      $29,228            $29,595
                                                      =======            =======


7. PATENTS, LICENSES AND OTHER DEFERRED CHARGES


                                                                                           2000
                                                      -----------------------------------------
                                                                      Accumulated      Net Book
                                                       Cost          Amortization         Value
                                                      -------        ------------     ---------
Patents and trademarks                                $27,919          $11,027          $16,892
Licenses                                               20,780            7,997           12,783
Purchased research and
 development costs                                      6,289            2,201            4,088
Deferred financing costs                                  108              108               -
Technical assistance                                    1,800            1,440              360
Other                                                      -                -                -
                                                      -------          -------          -------
                                                      $56,896          $22,773          $34,123
                                                      =======          =======          =======



                                                                                           1999
                                                      -----------------------------------------
                                                                      Accumulated      Net Book
                                                       Cost          Amortization         Value
                                                      -------        ------------     ---------
Patents and trademarks                                 $27,919          $ 8,218        $ 19,701
Licenses                                                20,780            6,330          14,450
Purchased research and
  development costs                                      6,289            1,572           4,717
Deferred financing costs                                   683              429             254
Technical assistance                                     1,800            1,320             480
Other                                                       38               -               38
                                                       -------          -------         -------
                                                       $57,509          $17,869         $39,640
                                                       =======          =======         =======

Amortization of patents, licenses and other deferred charges was $5,280, $4,911, and $4,873, for the years ended December 31, 2000, 1999 and 1998, respectively. Amortization expense of $254 (1999 - $142; 1998 - $200) of deferred financing costs has been included in financing expense.

8. INCOME TAXES

The tax effects of temporary differences that give rise to significant future income taxes are as follows:


                                                         2000              1999
                                                       -------            ------
Deferred revenue                                      $ 6,343           $ 3,944
Patents, licenses and
 other deferred charges                                 5,335             5,323
Non-capital loss and investment
 tax credit carryforward                                4,600             7,859
Reserves                                                  488               209
Fixed assets                                              (74)           (1,097)
Other                                                     112               (68)
                                                      -------           -------
                                                      $16,804           $16,170
                                                      =======           =======
Future income tax assets are
 classified as follows:
 Current                                              $ 1,204           $   772
 Non-current                                           15,600            15,398
                                                      -------           -------
                                                      $16,804           $16,170
                                                      =======           =======

The following is a reconciliation of income taxes, calculated at statutory income tax rates, to the income tax provision included in the consolidated statements of operations for the years ended December 31:

                                                    2000              1999             1998
                                                   -------           -------          -------
Canadian combined federal
 and provincial tax rate                                41%               41%              43%
                                                   -------           -------          -------
United States combined
 federal and state tax rate                             38%               38%              38%
                                                   -------           -------          -------
Income taxes based on the
 combined statutory rates                          $(1,341)          $(5,546)         $(2,399)
Tax effect of:
 Non-taxable gain on
  reduction of ownership
  in subsidiary                                       (860)               -                -
 Non-taxable portion of
  capital gains                                       (159)             (290)              -
 Capital losses                                         -               (575)            (244)
 Changes in Canadian
  tax rates                                          2,444                -                -
 Non-deductible portion
  of amortization of
  intangible assets                                    514               423              507
 Manufacturing and
  processing deduction                                 213               271              (15)
 Foreign losses on which
  the benefits have not
  been recognized                                      213                -                -
 Other                                                 410                33              304
                                                   -------           -------          -------
                                                   $ 1,434           $(5,684)         $(1,847)
                                                   =======           =======          =======


9. BANK LOAN

As at December 31, 2000, DPI was a party to a credit agreement with a Canadian chartered bank with respect to a revolving credit facility which provides for advances against eligible accounts receivable and inventories up to a maximum of $2,000. The credit facility is secured by assets of DPI and bears interest at Canadian prime plus 0.75%.

     In conjunction with the acquisition of certain product rights (Note 15), in July 1999 the Company entered into a credit agreement with a Canadian chartered bank pursuant to which the Company borrowed $6,000. The borrowing was secured and bore interest at Canadian prime. In 2000, the remaining principal amount of this borrowing was repaid.

10. COLLABORATION AGREEMENTS

(a) BRACHYSEED(TM)

In September 2000, the Company entered into a 10-year arrangement with Cytogen Corporation ("Cytogen") whereby Cytogen was granted an exclusive license to market, sell and distribute the Company's BRACHYSEED(TM) implant for the treatment of prostate cancer in the United States in exchange for non-refundable fees, royalties based on Cytogen's sales of BRACHYSEED(TM) and a supply agreement. Under the arrangement, the Company is entitled to receive up to US$2,000 in non-refundable fees upon achievement of specified milestones of which $692 (US$500) was received in 2000. Non-refundable fees received from Cytogen are deferred and recognized as revenue on a straight-line basis over the period to December 31, 2010.

(b) SPECTROPHARM PRODUCT LINE

In May 2000, the Company entered an arrangement with Block Drug Company (Canada) Limited ("BDC") with respect to the Company's SpectroPharm line of dermatology products which included the sale of product rights to BDC in exchange for a non-refundable fee, the acquisition of inventory on hand, a supply agreement and a technical services arrangement. As a result of the Company's ongoing obligations to BDC pursuant to this arrangement, the $12,237 of net proceeds from the sale of the product rights have been deferred and are being recognized as revenue on a straight-line basis over the period to January 31, 2005.

(c) ANIPRYL(R)

In December 1997, the Company entered into a global alliance with Pfizer, whereby Pfizer was granted a perpetual exclusive license to market, sell and distribute ANIPRYL(R) in exchange for non-refundable fees, royalties based on the worldwide sales of ANIPRYL(R), a manufacturing and supply agreement and a research collaboration.

     In December 1999, the Company amended the terms of its alliance with Pfizer whereby US$9,000 of potential additional non-refundable fees were eliminated in exchange for the Company receiving additional regulatory support for a potential new indication, and additional manufacturing data. These potential additional non-refundable fees would have become payable if Pfizer had exercised its right to acquire product registrations following regulatory approval of ANIPRYL(R) in designated European countries. Under the amended arrangement, the Company is now entitled to receive up to US$40,190 in non-refundable fees. In December 1997 fees of $21,198 (US$15,090) were received and in the first quarter of 1999 fees of $15,310 (US$10,000) and $4,593 (US$3,000) were received following FDA approval in December 1998 of ANIPRYL(R) for the control of canine CDS and pursuant to NRA approval in Australia for the control of canine CDS and Cushing's disease, respectively. Of the remaining US$12,100, US$4,100 relates to international approvals of ANIPRYL(R) for CDS and Cushing's disease and US$8,000 relates to approval of ANIPRYL(R) for a new indication currently under development.

     All non-refundable fees received from Pfizer have been deferred and are being recognized as revenue on a straight-line basis over the period to December 31, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF CANADIAN DOLLARS EXCEPT SHARE RELATED DATA) (RESTATED - NOTE 2)

11. DEFERRED REVENUE

                                                       2000              1999
                                                      -------           -------
Non-Refundable Fees (Note 10)
 ANIPRYL(R)                                           $39,567           $39,567
 SpectroPharm Product Line                             12,237                -
 BRACHYSEED(TM)                                           692                -
                                                      -------           -------
                                                       52,496            39,567
Less: accumulated amortization                         13,155             6,858
                                                      -------           -------
                                                       39,341            32,709
Less: current portion                                   7,341             4,673
                                                      -------           -------
                                                      $32,000           $28,036
                                                      =======           =======

Amortization of deferred revenue totaled $6,297, $4,673, and $2,185 for the years ended December 31, 2000, 1999, and 1998, respectively.

12. LONG-TERM DEBT

                                                       2000              1999
                                                      -------           -------
$11,000 term bank loan facility
 repayable in 120 equal monthly
 instalments. Fully secured by the
 assets of DPI, and bearing interest
 at Canadian prime plus 0.75%.                        $ 9,615           $10,623

$4,500 note, unsecured, non-interest
 bearing, due in 2000. Discounted
 using a 7% interest rate.                                 -              4,396

Unsecured obligation, bearing interest
 at the Bank of Canada rate payable
 in five annual instalments of $800 in
 each of 1999 to 2003 plus seven
 conditional instalments of $400
 commencing in 2002.                                    5,200             6,000
                                                      -------           -------
                                                       14,815            21,019
Less: current portion                                   1,900             6,296
                                                      -------           -------
                                                      $12,915           $14,723
                                                      =======           =======

At December 31, 2000, minimum repayments of long-term debt for the years 2001 through 2005 are $1,900, $2,300, $2,300, $1,500, and $1,500, respectively.

     Interest expense on long-term debt totaled $1,263, $896, and $494 for the years ended December 31, 2000, 1999, and 1998, respectively.

     The fair value of the long-term debt is considered to be equivalent to its carrying value based upon consideration of borrowings with similar credit ratings and maturities.

13. CAPITAL STOCK

                                                                            2000
                                                 ----------------      ---------
                                                 Number of Shares         Amount
                                                 ----------------      ---------
COMMON STOCK
 Balance, beginning of the year                      35,557,366         $71,333
 Issued during the year                               1,107,736           3,905
 Repurchased for cancellation                          (100,000)           (205)
                                                   ------------         -------
 Balance, end of the year                            36,565,102         $75,033
                                                   ============         =======
 ISSUED DURING THE YEAR
  Exercise of warrants                                  600,000         $ 2,740
  Exercise of options                                   382,582           1,165
  Exercise of participation shares                      125,154              -
                                                   ------------         -------
                                                      1,107,736         $ 3,905
                                                   ============         =======

                                                                            1999
                                                 ----------------      ---------
                                                 Number of Shares         Amount
                                                 ----------------      ---------
COMMON STOCK
 Balance, beginning of the year                      32,280,524         $61,232
 Issued during the year                               3,276,842          10,101
                                                   ------------         -------
 Balance, end of the year                            35,557,366         $71,333
                                                   ============         =======
ISSUED DURING THE YEAR
 In conjunction with acquisition
  of product rights                                   3,043,996         $ 9,756
 Exercise of options                                    189,839             316
 Exercise of participation shares                        43,007              29
                                                   ------------         -------
                                                      3,276,842         $10,101
                                                   ============         =======

WARRANTS

On April 19, 1995 the Company issued 500,000 warrants to Novopharm Limited each of which were exercisable to April 18, 2000 to purchase one common share of the Company at $2.09. The Company issued the warrants to Novopharm Limited in exchange for Novopharm Limited's grant of a six month extension of a profit sharing agreement between the two companies. In 2000, these warrants expired unexercised.

     In connection with borrowings incurred related to the acquisition of the radiopharmaceutical division of Merck Frosst Canada & Co. ("MFCC"), the Company issued to a financial institution non-transferable warrants to purchase 750,000 common shares at $3.70 per share on or before July 31, 2000. The number of exercisable warrants was reduced to 600,000 as a result of the early repayment of the related borrowings in 1997. In 1999, included as a component of shareholders' equity and deferred financing charges was $520, which represents the cost of the above warrants. The fair value of the warrant was estimated at the date of issue using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%, expected volatility of 40%, risk-free interest rate of 5.5%, and expected life of three years. As these warrants were fully exercised in 2000, the value of the warrants was accounted as cost of capital stock issued.

     On November 8, 1999, in connection with the engagement of a financial advisor, the Company issued a non-assignable warrant to purchase 125,000 shares at US$1.65 per share on or before November 8, 2002. Included as a component of shareholders' equity and deferred financing charges was $108, which represented the cost of the above warrant. The fair value of the warrant was estimated at the date of issue using the Black-Scholes option-pricing model with the following assumptions: share price at date of issue of US$1.375, dividend yield of 0%, expected volatility of 65%, risk-free rate of 5.8%, and expected life of three years.

     In aggregate, there were 125,000 and 1,225,000 warrants to purchase common shares outstanding at December 31, 2000 and 1999, respectively.

STOCK OPTION PLAN

The Board of Directors has adopted a stock option plan in order to provide an incentive for directors, officers and employees. The plan provides that the Board of Directors may, from time to time, at its discretion, grant to directors, officers and employees, the option to purchase common shares. The Board of Directors will determine the price per common share and the number of common shares which may be allotted to each designated director, officer or employee and all other terms and conditions of the option in accordance with the applicable requirements of any relevant regulatory authority or stock exchange. These options will be exercisable for a period not exceeding 10 years from the date of the grant.

     On June 25, 1998, the Board of Directors received shareholder approval to increase the maximum number of options for issuance under the stock option plan from 4,500,000 to 5,500,000. Prior to obtaining this approval, the Board of Directors adopted a guideline limiting the aggregate number of common shares that can be issued at any point in time, either through the exercise of options or the conversion of Employee Participation Shares, to 13% of the Company's outstanding common shares. As at December 31, 2000 the aggregate number of shares issuable pursuant to outstanding options and Employee Participation Shares represented 8.4% of the outstanding common shares.

     The following is a summary of the maximum of number of common shares issuable pursuant to outstanding stock options and available for future issuance:

                                                                Outstanding                Available
                                                       ---------------------------      for Issuance
                                                              2000            1999              2000
                                                       -----------       ---------      ------------
Balance, beginning of year                               2,998,110       3,176,167           681,609
Increase (decrease)
 resulting from:
 Granted                                                   611,500         164,200          (611,500)
 Exercised                                                (382,582)       (189,839)               -
 Cancelled                                                (147,501)       (152,418)          147,501
 Expired                                                        -               -                 -
                                                       -----------       ---------         ---------
Balance, end of year                                     3,079,527       2,998,110           217,610
                                                       ===========       =========         =========
Exercisable (vested),
 end of year                                             2,116,560       2,180,355
                                                       ===========       =========         =========

                                                              2000               1999
                                                       -----------        -----------
Weighted-average exercise
 price of options:
 Outstanding, end of year                               $      3.35       $      3.38
 Exercisable, end of year                               $      3.46       $      3.43
 Granted                                                $      3.10       $      2.49
 Exercised                                              $      3.01       $      1.59
 Cancelled                                              $      3.25       $      3.37
Range of exercise price
 of options:
 Granted                                                $2.49-$3.27       $1.63-$3.43
 Exercised                                              $2.18-$4.40       $0.36-$3.30
 Cancelled                                              $2.55-$3.80       $2.26-$4.23
                                                        ===========       ===========

   The following table summarizes information about stock options outstanding at December 31, 2000:

                                    Options Outstanding                  Options Exercisable (Vested)
                    --------------------------------------------------   ----------------------------
                                    Weighted-Average
                               Remaining Contractual  Weighted-Average              Weighted-Average
Exercise Price        Number         Life (in Years)    Exercise Price     Number     Exercise Price
--------------      ---------  ---------------------  ----------------   ---------  ----------------
$1.63 - $2.00          75,000                  4.00             $1.63       25,000            $1.63
$2.01 - $2.50          73,750                  3.78              2.37       33,750             2.22
$2.51 - $3.00         700,501                  1.99              2.63      649,556             2.62
$3.01 - $3.50       1,029,866                  3.50              3.13      315,011             3.13
$3.51 - $4.00         432,167                  2.06              3.75      351,667             3.76
$4.01 - $4.50         619,000                  5.09              4.22      619,000             4.22
$4.51 - $4.96         149,243                  3.79              4.87      122,576             4.86
-------------       ---------       ---------------   ---------------    ---------   --------------
                    3,079,527                  3.31             $3.35    2,116,560            $3.46
=============       =========       ===============   ===============    =========   ==============

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF CANADIAN DOLLARS EXCEPT SHARE RELATED DATA) (RESTATED - NOTE 2)

EMPLOYEE PARTICIPATION SHARE PURCHASE PLAN

On February 16, 1995, the Company established the Employee Participation Share Purchase Plan for the directors, officers and employees of the Company to tie employee compensation more closely to shareholder value. The Employee Participation Share Purchase Plan was approved by the shareholders on June 16, 1995. The Board of Directors has provided that it would be a condition to receiving any benefit from the Employee Participation Share Purchase Plan that the share price appreciate at least 25% from the date of issuance of any Participation Shares. The maximum number of Participation Shares issuable pursuant to the Employee Participation Share Purchase Plan is 2,000,000.

     Vesting takes place over a four year period at the rate of 20%, 20%, 20% and 40% commencing on the first anniversary of the issuance of the Participation Shares and for each of the three years thereafter with the exception of 500,000 Participation Shares held by an officer of the Company which vest at the rate of 10%, 20%, 30% and 40%. Vested Participation Shares are automatically convertible into shares of the Company at the election of the holder, provided that the shares have increased in value since the date of issuance of the vested Participation Shares by the aforementioned 25%. The number of common shares a Participant will receive when converting Participation Shares is determined by multiplying the number of Participation Shares held by a Participant by a fraction whose numerator is the amount by which the fair market value of a common share at the date of conversion exceeds the fair market value of a common share as at the date on which the Participation Shares were issued and whose denominator is the fair market value of the common shares at the date of conversion. For purposes of the Employee Participation Share Plan, the fair market value of common shares at a particular time means the average of the daily high and low board lot trading prices on each of the five trading days on the Toronto Stock Exchange immediately preceding the valuation date.

(i) SERIES A

On February 16, 1995, the Board of Directors of the Company authorized the issuance of 975,000 Series A Participation Shares at a subscription price of $0.30 each. The average of the daily high and low board lot trading prices on each of the five trading days on the Toronto Stock Exchange immediately preceding the issuance of the Series A Participation Shares was $2.45. As at December 31, 2000 all Series A Participation Shares had been either converted into common shares or cancelled by the Company.

(ii) SERIES B

On December 18, 1995, the Board of Directors of the Company authorized the issuance of 555,000 Series B Participation Shares at a subscription price of $0.30 each. The average of the daily high and low board lot trading prices on each of the five trading days on the Toronto Stock Exchange immediately preceding the issuance of the Series B Participation Shares was $2.25. As at December 31, 2000 all Series B Participation Shares had been either converted into common shares or cancelled by the Company.

(iii) SERIES C

On May 12, 1999, the Board of Directors of the Company authorized the issuance of 470,000 Series C Participation Shares at a subscription price of $0.50 each. The average of the daily high and low board lot trading prices on each of the five trading days on the Toronto Stock Exchange immediately preceding the issuance of the Series C Participation Shares was $3.24.

     All outstanding Participation Shares have been issued and paid for by the employees through the issuance of a limited recourse promissory note and are secured against the shares.

     Information pertaining to Participation Shares for the years ended December 31, 2000 and 1999 is set forth in the following table:

                                                            2000           1999
                                                       ---------      ---------
Outstanding, beginning of year                         1,467,500      1,117,500
Granted                                                       -         470,000
Exercised                                               (292,000)       (97,500)
Cancelled                                               (120,500)       (22,500)
Expired                                                 (585,000)            -
                                                       ---------      ---------
Outstanding, end of year                                 470,000      1,467,500
                                                       =========      =========
Exercisable (vested), end of year                         94,000        997,500
                                                       =========      =========

NORMAL COURSE ISSUER BID

During 2000, under normal course issuer bids, the Company repurchased 100,000 common shares (1999 - Nil; 1998 - Nil) for cancellation at an average price of $3.97 per share (1999 - N/A; 1998 - N/A) for total consideration of $397 (1999 - $Nil; 1998 - $Nil). The excess of $192 (1999 - N/A; 1998 - N/A) over the stated capital of the acquired shares was charged to deficit. The most recent issuer bid commenced on December 19, 2000 and will terminate on the earlier of December 18, 2001 and when 1,833,255 shares have been acquired.

14. RESTRUCTURING CHARGES

                                                       2000           1999        1998
                                                      ------       -------     -------
Write-down in the carrying
 value of inventory                                    $150            $-       $1,250
Provision for product
 returns                                                  -             -          750
Severance                                               642             -          224
Other                                                     -             -          276
                                                       ----          ----       ------
                                                       $792            $-       $2,500
                                                       ====          ====       ======

During 2000, the Company recorded a restructuring charge to cover costs associated with the divestiture of its dermatology product lines. These restructuring activities were completed in

2000 and the full amount of the reserve was utilized. No costs in excess of the provision have been incurred in subsequent periods.

     Pursuant to a change in business strategy in 1998, the Company discontinued detailing SPECTRODERM(R) to dermatologists in the United States. With respect to this initiative, the Company took a pre-tax restructuring charge of $2,500. All of the severance and a portion of the other elements of the 1998 restructuring were settled in 1999 in accordance with the provision. The residual portions of the 1998 restructuring charges, which related primarily to inventory carrying values and product returns, were settled in 2000 in line with the provision.

15. PRODUCT RIGHTS ACQUIRED

In June 1999, the Company acquired the exclusive Canadian rights to eight neurology products from Elan Corporation plc. Under the terms of the license agreement, the Company paid a one-time fee of $17,560 (US$12,000). An amount of $12,452 of the cost of these rights was charged to earnings in 1999 representing the proportionate share of costs for those products not yet approved for sale in Canada. The agreement expires on December 31, 2008.

16. OTHER INCOME

                                                       2000           1999        1998
                                                      ------       -------     -------
Gain on reduction of
 ownership in subsidiary                              $2,000            $-          $-
Gain on disposition of
 product rights                                          609             -           -
Gain on disposition of
 investment                                                -         2,701           -
                                                      ------        ------      ------
                                                      $2,609        $2,701          $-
                                                      ======        ======      ======

GAIN ON REDUCTION OF OWNERSHIP IN SUBSIDIARY

During 2000, DPI issued 6,733,660 common shares to Societe generale de financement du Quebec ("SGF") and members of DPI's management team. These issuances, which reduced the Company's ownership in DPI from 100% to 65.9%, yielded aggregate net proceeds of $7,795 and resulted in an aggregate gain on reduction of ownership in subsidiary of $2,000.

GAIN ON DISPOSITION OF PRODUCT RIGHTS

During 2000, the Company disposed of rights to certain dermatology products for proceeds of $1,096 and realized a gain of $609 on this transaction.

GAIN ON DISPOSITION OF INVESTMENT

During 1999, the Company disposed of its investment in Bone Care International, Inc. for aggregate proceeds of $3,392 and realized an aggregate gain of $2,701 on this transaction.

17. GOVERNMENT ASSISTANCE

During the year, the Company recognized government assistance of $313 (1999 - $413; 1998 - $Nil) related to creation of permanent jobs by DPI. This assistance was recorded as a reduction of selling, general and administration expenses.

     In 1998, the Company recognized government assistance of $1,086 related to the acquisition of the Company's manufacturing subsidiary (Note 3). This assistance was recorded as a reduction in the value ascribed to the fixed assets acquired.

     The agreement governing the government assistance contains a contingency clause which would require repayment of funding if certain conditions are not met. The Company believes that it is compliant with these conditions.

18. EARNINGS PER SHARE

Earnings per share is based on the weighted average number of common shares outstanding (basic) adjusted, to the extent they are dilutive, for outstanding stock options and stock purchase warrants (fully diluted). The calculation of fully diluted earnings per share excludes any potential conversion of warrants, options and Participation Shares that would increase earnings per share or decrease a loss per share.

19. RELATED PARTY TRANSACTIONS

Significant transactions not otherwise disclosed in the accompanying financial statements were as follows:

                                                       2000           1999        1998
                                                      ------       -------     -------
Net contribution from
 the sales of a product by a
 company which is a
 shareholder included in
 income from operations
 (total revenues:
 2000 - $1,720;
 1999 - $2,136;
 1998 - $2,999)                                        $450           $540         $845
Rent paid to a company
 jointly controlled by a
 member of the Board
 of Directors included in
 selling, general and
 administration expenses                               $180           $172         $169
                                                       ====           ====         ====

     The aforementioned transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

     In 1999, the Company sold all of its shares in Stef International Corporation to an officer of the Company. In 2000, the Company reacquired these shares. Both transactions were valued at an identical nominal amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF CANADIAN DOLLARS EXCEPT SHARE RELATED DATA) (RESTATED - NOTE 2)

20. COMMITMENTS AND CONTINGENCIES

AGREEMENTS PERTAINING TO THE ACQUISITION OF THE RADIOPHARMACEUTICAL DIVISION OF MERCK FROSST CANADA & CO.

In connection with the acquisition of the assets and business of the radiopharmaceutical division of MFCC, the Company is required to pay to MFCC a retained financial interest calculated as an amount equal to 7.5% of the net sales of new products currently under development. The retained financial interest is payable quarterly for a period which is the greater of 10 years from commercial launch of the new product, and if a patent has been issued or applied for, the period from commercial launch of the new product until expiry of the patent.

     The Company also assumed various royalty agreements which require certain fixed payments and variable payments ranging between 5% and 20% of the net sales of new products currently under development for terms ranging between 12 years and the period until expiry of the patents.

     In addition, up to $1,500 may become payable to MFCC based on the receipt of U.S. regulatory approval for certain product rights acquired.

     The Company has established a long-term incentive plan for senior management of DRAXIMAGE. The terms of the plan provide that, subject to the achievement of certain conditions, the Company will make payments to plan participants in the form of cash and/or the Company's common shares, at the Company's option, based on increases in the fair market value of DRAXIMAGE's equity in excess of the Company's acquisition cost. During 2000 the Company recorded $300 (1999 - $300; 1998 - $200) in its accounts in respect of this plan.

AGREEMENT PERTAINING TO DRAXIS PHARMA INC.

Coincident with DPI's issuance of shares in 2000 (Note 16), the Company entered into a shareholders' agreement which granted SGF the right to obligate the Company to purchase its shareholdings in DPI anytime after February 18, 2005 and DPI's management shareholders the right to obligate DPI to purchase their shareholdings in DPI anytime following the tenth anniversary of the initial subscription. Subject to certain conditions, at the Company's option up to 40% of the SGF purchase consideration may be made in the form of the Company's common shares.

CONTINGENCIES

The Company is involved in legal proceedings and claims which arise in the ordinary course of its business. The Company believes these claims are without merit and is vigorously defending them. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.

OTHER

In the normal course of business, the Company enters into agreements related to the acquisition of product rights. Such agreements may contain contractual obligations for the payment of fixed and variable amounts based on the achievement of specified milestones and/or future product revenues or profits.

     The Company is committed under operating leases requiring minimum annual lease payments as follows:

2001                                $  598
2002                                   518
2003                                   455
2004                                   263
2005                                    51
                                    ------
                                    $1,885
                                    ======

21. FINANCIAL INSTRUMENTS

RISK MANAGEMENT

The fair value of cash, accounts receivable, accounts payable and accrued charges are equivalent to their carrying value because of the short-term maturity of those instruments. The fair value of long-term investments is determined based on quoted market prices. The Company is not party to any derivative instruments.

CREDIT RISK

The Company is subject to credit risk through trade receivables and short-term cash investments. Credit risk with respect to trade receivables is limited given the creditworthiness of the counterparties. The Company invests its excess liquidity in high quality government securities and short-term commercial paper, bank deposits and money market mutual funds which are invested in high quality short-term securities.

CURRENCY RISK

The Company is subject to currency risk through its U.S. integrated foreign operations. Changes in the exchange rate may result in a decrease or increase in the foreign exchange gain or loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

22. SIGNIFICANT ECONOMIC RELATIONSHIPS

During 2000, revenues attributable to the Company's global alliance with Pfizer totaled $9,707 (1999 - $13,485; 1998 - $5,064).

23. SEGMENTED INFORMATION

INDUSTRY SEGMENTATION

For purposes of operating decision-making and assessing performance, management considers that it operates in four separate businesses: Radiopharmaceuticals, Manufacturing, Canadian Pharmaceuticals and Companion Animal Health.

                                      Segment Income(1)  Depreciation and         Income (Loss)
                          Revenues               (Loss)      Amortization    from Operations(2)    Identifiable Assets
                          --------    ----------------   ----------------    -----------------     -------------------
       2000
Radiopharmaceuticals       $ 8,809         $   811             $1,444           $   (633)              $ 13,917
Manufacturing               22,998            (291)             1,201             (1,492)                38,521
Canadian Pharmaceuticals    14,443           2,238              2,911               (673)                35,041
Companion Animal Health      8,919           7,818              2,841              4,977                 23,069
Intercompany                (2,442)           (408)                 -               (408)                     -
Corporate                        -          (6,570)                38             (6,608)                 6,994
                           -------         -------            -------           --------               --------
                           $52,727         $ 3,598            $ 8,435           $ (4,837)              $117,542
                           =======         =======            =======           ========               ========
       1999
Radiopharmaceuticals       $ 8,555         $ 2,800            $ 1,341           $  1,459               $ 14,377
Manufacturing               19,083          (1,281)               923             (2,204)                33,015
Canadian Pharmaceuticals    13,525           2,689              2,252                437                 37,680
Companion Animal Health      8,070           7,416              2,837              4,579                 26,175
Intercompany                  (812)            (76)                 -                (76)                    -
Corporate                        -          (5,890)               114             (6,004)                 3,446
                           -------         -------            -------           --------               --------
                           $48,421         $ 5,658            $ 7,467           $ (1,809)              $114,693
                           =======         =======            =======           ========               ========
       1998
Radiopharmaceuticals       $ 7,508         $ 2,776            $ 1,276           $  1,500               $ 11,339
Manufacturing               10,076              16                468               (452)                22,710
Canadian Pharmaceuticals    14,095          (6,032)             2,160             (8,192)                29,027
Companion Animal Health      3,944           2,585              2,794               (209)                50,233
Intercompany                     -               -                 -                   -                     -
Corporate                        -          (5,266)              177              (5,443)                 4,139
                           -------         -------            -------           --------               --------
                           $35,623         $(5,921)          $ 6,875            $(12,796)              $117,448
                           =======         =======            =======           ========               ========

(1) Segment income (loss) before product rights acquired, depreciation and amortization, financial income (expense), other income, income taxes and non-controlling interest.

(2) Segment income (loss) before product rights acquired, financial income (expense), other income, income taxes and non-controlling interest.

GEOGRAPHIC SEGMENTATION

                                                         2000               1999             1998
                                                       ------            -------          -------
REVENUES*
Canada                                                $ 35,333          $ 27,770         $ 22,643
United States                                           17,394            20,651           12,980
                                                      --------          --------         --------
                                                      $ 52,727          $ 48,421         $ 35,623
                                                      ========          ========         ========
IDENTIFIABLE ASSETS
Canada                                                $ 92,509          $ 88,749         $ 64,496
United States                                           25,033            25,944           52,952
                                                      --------          --------         --------
                                                      $117,542          $114,693         $117,448
                                                      ========          ========         ========

* Revenues are attributable to countries based upon the location of the customer.

NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS
(IN THOUSANDS OF CANADIAN DOLLARS EXCEPT SHARE RELATED DATA) (RESTATED - NOTE 2)

24. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's accounting policies are consistent in all material respects with U.S. GAAP, except for the information noted in reference to the condensed consolidated statements of operations prepared in accordance with U.S. GAAP shown below:

                                                          2000                1999             1998
                                                    ----------         -----------       ----------
REVENUES                                            $   52,727         $    43,748       $   53,341
                                                    ----------         -----------       ----------
EXPENSES
 Cost of sales (i)                                      29,952              26,462           19,582
 Selling, general and administration                    16,002              14,383           17,854
 Restructuring charges (i)                                 642                  -             1,250
 Research and development (ii)                           2,883               2,262            3,242
 Product rights acquired                                    -               12,452               -
 Depreciation and amortization (iii)                     4,895               3,927            3,335
                                                    ----------         -----------       ----------
                                                        (1,647)            (15,738)           8,078

Financial
 Interest income                                           550                 111              711
 Financing expense                                      (1,759)             (1,495)            (716)
Other income (iv)                                          609               2,701                -
                                                    ----------         -----------       ----------

(Loss) income before income taxes and
  non-controlling interest                              (2,247)            (14,421)           8,073
Income tax (recovery) provision (v)                     (1,068)             (6,299)           2,568
Non-controlling interest                                   504                   -                -
                                                    ----------         -----------       ----------
(Loss) income before cumulative effect
  of accounting change                                    (675)             (8,122)           5,505
Cumulative effect of accounting change (vi)            (28,765)                 -                 -
                                                    ----------         -----------       ----------
Net (loss) income                                   $  (29,440)        $    (8,122)      $    5,505
                                                    ==========         ===========       ==========
Net (loss) income per share
 - before cumulative effect of accounting change        ($0.02)             ($0.24)         $  0.17
 - cumulative effect of accounting change               ($0.79)                  -                -
                                                    ----------         -----------       ----------
 - basic                                                ($0.81)             ($0.24)         $  0.17
 - fully diluted                                        ($0.81)             ($0.24)         $  0.15
                                                    ==========          ==========       ==========
Weighted average number of shares outstanding
 - basic                                            36,324,199          33,825,654       31,950,704
 - fully diluted                                    39,528,726          38,323,538       36,744,627
                                                    ==========          ==========       ==========

     The material differences between Canadian and U.S. GAAP affecting the Company's consolidated statements of operations are set forth in the following table:

                                                           2000             1999          1998
                                                      ---------         --------      --------
Net loss as reported under Canadian GAAP              $ (4,367)         $ (7,260)     $(10,954)
                                                      ---------         --------      --------
Adjustments:
 Change in accounting policy (vi)                      (28,765)           (4,110)       13,211
 Amortization expenses (iii)                             3,540             3,540         3,540
 Gain on reduction of ownership in subsidiary (iv)      (2,000)               -             -
 Research and development (ii)                            (350)             (344)         (384)
 Income taxes (v)                                        2,502                52            92
                                                      --------          --------      --------
                                                       (25,073)             (862)       16,459
                                                      --------          --------      --------
Net (loss) income under U.S. GAAP                     $(29,440)         $ (8,122)     $  5,505
                                                      ========          ========      ========

(i) RESTRUCTURING CHARGES - Under Canadian GAAP, the inventory portion of restructuring provision may be classified as restructuring charges. Under U.S. GAAP, such amounts are classified as cost of sales. Accordingly, under U.S. GAAP the $150 inventory portion of the 2000 restructuring charge (1999 - $Nil; 1998 - $1,250) has been reclassified from restructuring charges to cost of sales.

(ii) RESEARCH AND DEVELOPMENT - Under Canadian GAAP, investment tax credits on research and development are deducted from research and development expense whereas under U.S. GAAP such tax credits are included in the provision for income taxes. Accordingly, $350 (1999 - $344; 1998 - $384) of tax credit recorded as a reduction of research and development expense under Canadian GAAP in 2000 has been reclassified as a reduction of income tax expense for U.S. GAAP purposes.

(iii) AMORTIZATION EXPENSES - Amortization expense under Canadian GAAP differs from U.S. GAAP for the following reasons:

     (a) In 1988 $1,800 was paid to a third party licensor for technical assistance in relation to product development, market penetration and clinical testing of new products. Under Canadian GAAP, this cost was capitalized and is being amortized on a straight-line basis over a period of 15 years. Under U.S. GAAP, this cost was charged to earnings in 1988. Accordingly, the additional $120 of annual amortization expense recorded under Canadian GAAP has been added back for U.S. GAAP reconciliation purposes.

     (b) The excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of the shares of Deprenyl Animal Health, Inc. ("DAHI") not previously owned by the Company was assigned to patents and trademarks. This cost was established as $26,468 and $29,406 for Canadian and U.S. GAAP purposes, respectively. Under Canadian GAAP, this amount was capitalized and is being amortized on a straight-line basis over a period of 10 years. Under U.S. GAAP, this amount was classified as purchased research and development costs and was charged to earnings in 1996 as the patent and trademark license had, at the time of acquisition, yet to receive regulatory approval for its significant indications and markets. Accordingly, the additional $2,788 of annual amortization expense recorded under Canadian GAAP has been added back for U.S. GAAP reconciliation purposes.

     (c) An amount of $6,289 representing the 1997 acquisition cost of the radiopharmaceutical division of MFCC was assigned to patents and trademarks for products which, at the time of acquisition, had yet to receive regulatory approval. Under Canadian GAAP, this amount was capitalized and is being amortized on a straight-line basis over a period of 10 years. Under U.S. GAAP, this amount represented purchased research and development costs and was charged to earnings in 1997. Accordingly, the additional $632 of annual amortization expense recorded under Canadian GAAP has been added back for U.S. GAAP reconciliation purposes.

(iv) OTHER INCOME - GAIN ON REDUCTION OF OWNERSHIP IN SUBSIDIARY - Under Canadian GAAP, gains arising as a result of a subsidiary's share issuance to outside interests is recognized as income. Under U.S. GAAP, such gains are recorded as an increase to shareholders' equity. Accordingly, the gain of $2,000 on reduction of ownership in subsidiary recorded in 2000 under Canadian GAAP has been deducted for U.S. GAAP reconciliation purposes.

(v) INCOME TAXES - As at December 31, 2000, legislation implementing a decrease in certain Canadian corporate income tax rates was proposed but had not been enacted. Under Canadian GAAP, the impact of this reduction on tax assets or liabilities is reflected in earnings when the enabling legislation is substantively enacted. Under U.S. GAAP, the impact is reflected only when the legislation is enacted. Accordingly, $2,444 of tax expense recorded under Canadian GAAP in 2000 has been added back to net income for U.S. GAAP reconciliation purposes.

     The tax effects of the differences between Canadian and U.S. GAAP described in (iii) results in an increase of income tax expense in 2000 for U.S. GAAP purposes of $292 (1999 - $292; 1998 - $292).

(vi) CHANGE IN ACCOUNTING POLICY - Effective January 1, 2000, the Company changed its policy with respect to revenue recognition of non-refundable fees received in connection with collaboration agreements whereby, under both Canadian and U.S. GAAP, such fees are deferred and recognized as revenue rateably over the contract period (Note 2). This new policy is consistent with the guidelines contained in the U.S. Securities and Exchange Commission Staff Accounting Bulletin # 101, "Revenue Recognition in Financial Statements," dated December 1999. Under Canadian GAAP, this change has been applied retroactively and prior periods have been restated. Under U.S. GAAP, $28,765, representing the cumulative effect of the change in policy, was charged to earnings in 2000, prior years are not restated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF CANADIAN DOLLARS EXCEPT SHARE RELATED DATA) (RESTATED - NOTE 2)

SHAREHOLDERS' EQUITY

The cumulative effect of the differences between Canadian and U.S. GAAP on shareholders' equity is summarized in the following table:

                                                          2000            1999        1998
                                                      --------        --------    --------
Shareholders' equity as reported
  under Canadian GAAP                                 $ 47,890        $ 49,269    $ 46,320
                                                      --------        --------    --------
Adjustments:
  Change in accounting policy (i)                            -          28,765      32,875
  Amortization expenses (ii)                           (20,666)        (24,206)    (27,746)
  Income taxes (iii)                                     8,868           6,716       7,008
  Other                                                   (498)           (498)       (498)
                                                      --------        --------    --------
                                                       (12,296)         10,777      11,639
                                                      --------        --------    --------
Shareholders' equity under U.S. GAAP                  $ 35,594        $ 60,046    $ 57,959
                                                      ========        ========    ========

(i) CHANGE IN ACCOUNTING POLICY - Effective January 1, 2000, the Company changed its policy with respect to revenue recognition of non-refundable fees received in connection with collaboration agreements whereby, under both Canadian and U.S. GAAP, such fees are now deferred and recognized as revenue rateably over the contract period (Note 2). Under Canadian GAAP, this change has been applied retroactively and prior periods have been restated. Under U.S. GAAP the cumulative effect of the change was charged to earnings in 2000 and prior years have not been restated.

(ii) AMORTIZATION EXPENSES - This category includes the cumulative, pre-tax impact of the differential treatment under Canadian and U.S. GAAP of: technical assistance costs, the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of the shares of DAHI, and the portion of the 1997 acquisition cost of the Company's radiopharmaceutical business assigned to products which had yet to receive regulatory approval at the time of acquisition.

(iii) INCOME TAXES - This category includes the cumulative impact of the differential treatment under Canadian and U.S. GAAP of: the impact of legislation implementing a decrease in certain Canadian corporate income tax rates, and the net tax effects of other differences in net income between Canadian and U.S. GAAP.

STOCK-BASED COMPENSATION COSTS

For the purpose of reporting under U.S. GAAP, companies are required to calculate and disclose, on a PRO FORMA basis, the compensation expense related to the fair value of stock options and Participation Shares granted in the notes to the consolidated financial statements. Accordingly, for the purpose of reporting under U.S. GAAP, the Company's net (loss) income applicable to common shares and (loss) income per common share would be reduced to the PRO FORMA amounts as indicated below:

                                                          2000             1999          1998
                                                      --------          -------        ------
Net (loss) income applicable to common shares
  - reported                                          $(29,440)         $(8,122)       $5,505
  - PRO FORMA                                         $(30,329)         $(9,223)       $4,438
                                                      --------          -------        ------
Basic (loss) income per common share
  - reported                                          $  (0.81)         $ (0.24)       $ 0.17
  - PRO FORMA                                         $  (0.83)         $ (0.27)       $ 0.14
                                                      --------          -------        ------
Diluted (loss) income per common share
  - reported                                          $  (0.81)         $ (0.24)       $ 0.15
  - PRO FORMA                                         $  (0.83)         $ (0.27)       $ 0.12
                                                      --------          -------        ------
Black-Scholes option-pricing model assumptions:
  Dividend yield                                           0.0%             0.0%          0.0%
  Expected volatility                                  65 - 68%         57 - 66%      65 - 70%
  Risk-free interest rate                            5.3 - 6.3%       4.6 - 6.3%          4.7%
  Expected option life                                   5 yrs            5 yrs         5 yrs
                                                     =========        =========       =======

RECENT PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB") has issued Statements Nos. 133, 137 and 138 regarding accounting for derivative instruments and hedging activities. These standards, which apply to the preparation of financial information in accordance with U.S. GAAP, require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Although the Company does not use derivative financial instruments, it will continue to evaluate the potential impact of the new standard.

     In September 2000, FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No. 125" ("SFAS 140"). SFAS 140 revises certain standards for accounting for securitization and other transfers of financial assets and collateral. In addition, SFAS 140 requires certain additional disclosures that were not previously required. The additional disclosure requirements were effective for financial statements for fiscal years ending after December 15, 2000 and have been adopted for the year ended December 31, 2000. The revised accounting standards of SFAS 140 are effective for transactions occurring after March 31, 2001. The Company does not expect the application of SFAS 140 to have a material impact on its consolidated results of operations.

25. COMPARATIVE INFORMATION

The Company has reclassified certain prior years' information to conform with the current presentation format.

SUPPLEMENTARY DATA
(IN THOUSANDS OF CANADIAN DOLLARS EXCEPT SHARE RELATED DATA) (RESTATED - NOTE 2)

CONSOLIDATED FINANCIAL DATA

                                                          2000            1999             1998          1997             1996
                                                     ---------       ---------       ----------     ---------      -----------
OPERATIONS
Revenues                                             $  52,727       $  48,421       $   35,623     $    23,290    $    14,100
Research and development expenses                        2,883           2,262            3,242           2,271          1,444
EBITDA(1)                                                3,598           5,658           (5,921)         (7,345)        (5,193)
Net loss                                                (4,367)         (7,260)         (10,954)        (15,495)          (166)

FINANCIAL POSITION
Cash and cash equivalents                                6,621           2,927            3,676          20,262         25,828
Total assets                                           117,542         114,693          117,448          83,951         67,539
Shareholders' equity                                    47,890          49,269           46,320          54,256         63,830

CHANGES IN FINANCIAL POSITION
Operating cash flow                                     (8,867)         (3,934)         (20,911)         (6,050)        (6,690)

PER COMMON SHARE
Net loss                                                 (0.12)          (0.21)           (0.34)          (0.52)         (0.01)
Shareholders' equity                                      1.31            1.39             1.43            1.75           2.18

SHARE INFORMATION
Number of shares outstanding at end of year         36,565,102      35,557,366       32,280,524      31,035,861     29,263,602
Weighted average number of shares outstanding       36,324,199      33,825,654       31,950,704      29,695,743     22,545,890
                                                    ==========      ==========       ==========      ==========     ==========

QUARTERLY FINANCIAL DATA (UNAUDITED)


2000 Quarter Ended                                    March 31          June 30         Sept. 30          Dec. 31        Total
------------------                                 -----------      -----------      -----------     ------------      ---------
Revenues                                              $ 11,857         $ 13,920         $ 11,887         $ 15,063      $ 52,727
EBITDA(1)                                                1,436              599              423            1,140         3,598
Net income (loss)                                        1,509             (548)          (1,437)          (3,891)       (4,367)
Net income (loss) per common share                        0.04            (0.01)           (0.04)           (0.11)        (0.12)
                                                      ========         ========         ========         ========      ========


1999 Quarter Ended                                    March 31          June 30         Sept. 30          Dec. 31      Total
------------------                                 -----------      -----------      -----------     ------------    ---------
Revenues                                              $ 12,525         $ 11,988          $10,520         $ 13,388     $ 48,421
EBITDA(1)                                                2,479            2,247            398                534        5,658
Net income (loss)                                          545           (6,508)          (1,220)             (77)      (7,260)
Net income (loss) per common share                        0.02            (0.20)           (0.03)            0.00        (0.21)
                                                      ========         ========          =======         ========     ========


1998 Quarter Ended                                    March 31          June 30         Sept. 30          Dec. 31      Total
------------------                                 -----------      -----------      -----------     ------------    ---------
Revenues                                              $ 5,799           $ 9,991         $ 10,374          $ 9,459    $ 35,623
EBITDA(1)                                                (231)             (576)            (417)          (4,697)     (5,921)
Net loss                                               (1,176)           (1,238)          (1,419)          (7,121)    (10,954)
Net loss per common share                               (0.04)            (0.04)           (0.04)           (0.22)      (0.34)
                                                      =======           =======         ========          =======    ========

(1) Earnings (loss) before product rights acquired, depreciation and amortization, financial income (expense), other income (expense), income taxes, equity share of loss of affiliated companies and non-controlling interest.

                                   EXHIBIT INDEX
                                 DRAXIS HEALTH INC.
                              Form 20-F Annual Report

        EXHIBIT NO.                                            DESCRIPTION
        -----------                                            -----------
          1.1                Articles of Amalgamation of Draxis Health Inc.
          1.2                By-law No. 1 of Draxis Health Inc. (formerly Deprenyl Research Limited)
          4.1*               Master  Agreement  dated  November 12, 1997 among Draxis  Health Inc.,  Deprenyl  Animal
                             Health Inc. and Pfizer Inc.
          4.2*               License  Agreement  dated  November 12, 1997  between  Deprenyl  Animal  Health Inc. and
                             Pfizer Inc.
          4.3*               Letter  Agreement  dated December 22, 1999 between Draxis Health Inc.,  Deprenyl  Animal
                             Health Inc. and Pfizer Inc.
          4.4*               Asset Purchase  Agreement dated May 3, 2000 by and among Draxis Health Inc.,  Block Drug
                             Company (Canada) Limited and Block Drug Company, Inc.
          4.5*               License,  Distribution  and Supply  Agreement dated June 17, 1999 between Draxis Health,
                             Inc., Elan Pharma (International) Limited and Elan Pharmaceuticals, Inc.
          4.6                Subscription  Agreement  dated  February 18, 2000 among SGF Sante Inc. and Draxis Pharma
                             Inc.
          4.7                Unanimous  Shareholders'  Agreement dated February 18, 2000 among SGF Sante Inc., Draxis
                             Pharma Inc., Dwight Gorham and Mohammed Barkat
          4.8                Term Loan  Agreement  dated  June 9, 1998  between  National  Bank of Canada  and Draxis
                             Pharma Inc.
          4.9                Credit  Agreement  dated  February 18, 2000 between  National  Bank of Canada and Draxis
                             Pharma Inc.
          4.10               Stock Option Plan of Draxis Health Inc., as amended, dated August 26, 1998
          4.11               Draxis Health Inc.  Employee  Stock  Ownership  Plan,  amended and  restated,  Effective
                             December 1, 1998
          4.12               Draxis Health Inc. Employee  Participation  Share Purchase Plan,  Effective February 16,
                             1995
          4.13               Draxis Health Inc. Deferred Share Unit Plan for Employees
          4.14               Draxis Health Inc. Equity Purchase Plan
          4.15               Employment  Agreement  dated April 15, 1999 between  Draxis  Health Inc. and Dr.  Martin
                             Barkin
          4.16               Amendment  dated June 14, 2000 to  Employment  Agreement  dated  April 15, 1999  between
                             Draxis Health Inc. and Dr. Martin Barkin
          4.17               Employment  Agreement dated September 3, 1996 between Draxis Health Inc. and James A. H.
                             Garner
          4.18               Employment  Agreement  dated  October 18, 2000  between  Draxis  Health Inc. and Jack A.
                             Carter
          4.19               Employment Agreement dated April 15, 1999 between Draxis Health Inc. and Roger Mailhot
          4.20               Employment Agreement dated April 15, 1999 between Draxis Health Inc. and Dan Brazier
          4.21               Employment  Agreement  dated  October 11, 2000  between  Draxis  Health Inc. and Douglas
                             Parker
          4.22               Shareholder Rights Plan
          8.1                List of Subsidiaries

* Portions of this agreement have been omitted pursuant to a request for confidential treatment.