Form 20-F
period 2001-12-31
DRAXIS HEALTH INC /CN/
filed 2002-05-20
CIK 845802

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 20-F

     (Mark One)

            / /   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
     SECURITIES EXCHANGE ACT OF 1934

                                       OR

            /X/   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

            / /   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     Commission File Number: 0-17434

                                   ----------

                               DRAXIS HEALTH INC.
             (Exact name of Registrant as specified in its charter)

                           PROVINCE OF ONTARIO, CANADA
                 (Jurisdiction of incorporation or organization)

       6870 GOREWAY DRIVE, 2nd FLOOR, MISSISSAUGA, ONTARIO, CANADA L4V 1P1
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

     TITLE OF EACH CLASS         NAME OF EACH EXCHANGE ON WHICH REGISTERED

           NONE                                    NONE

                                   ----------

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

                      Shares - 36,613,434 (as of 12/31/01)

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

                             Item 17       Item 18 X

Item 1.   Identity of Directors, Senior Management and Advisers..................................1

Item 2.   Offer Statistics and Expected Timetable................................................1

Item 3.   Key Information........................................................................1

Item 4.   Information on the Company............................................................10

Item 5.   Operating and Financial Review and Prospects..........................................50

Item 6.   Directors, Senior Management and Employees............................................66

Item 7.   Major Shareholders and Related Party Transactions.....................................83

Item 8.   Financial Information.................................................................85

Item 9.   The Offer and Listing.................................................................86

Item 10.  Additional Information................................................................87

Item 11.  Quantitative and Qualitative Disclosures About Market Risk............................98

Item 12.  Description of Securities Other Than Equity Securities................................98

Item 13.  Defaults, Dividends Arrearages and Delinquencies......................................98

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds..........98

Item 17.  Financial Statements..................................................................98

Item 18.  Financial Statements..................................................................99

Item 19.  Exhibits..............................................................................99

Item 1.   Identity of Directors, Senior Management and Advisers

     Not Applicable

Item 2.   Offer Statistics and Expected Timetable

     Not Applicable

Item 3.   Key Information

     DRAXIS Health Inc. ("DRAXIS" or the "Company") is an integrated pharmaceutical company focused in two specialty segments: the development, production, marketing and distribution of radiopharmaceuticals through the Company's subsidiary DRAXIMAGE Inc. ("DRAXIMAGE") and the provision of contract pharmaceutical manufacturing services, specialising in liquid and freeze-dried injectibles and other sterile products, through the Company's controlled subsidiary DRAXIS Pharma Inc. ("DPI").

     We currently also engage in Canadian pharmaceutical sales and marketing through DRAXIS Pharmaceutica ("DRAXIS Pharmaceutica"), which operates as a division of DRAXIS. In January 2002, DRAXIS entered into a binding letter of intent to sell substantially all of the assets of DRAXIS Pharmaceutica to Elan Corporation, plc. Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations, and all comparative periods presented have been restated.

     Our subsidiary Deprenyl Animal Health, Inc. ("DAHI") receives licensing and royalty revenue related to Anipryl, a companion animal health product.

     Our registered and principal office is located at 6870 Goreway Drive, 2nd Floor, Mississauga, Ontario, L4V 1P1.

     The selected data set forth in the following table are expressed in U.S. dollars and in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). All data presented below should be read in conjunction with, and is qualified in its entirety by, reference to the audited Consolidated Financial Statements and Notes thereto for the year ended December 31, 2001.

                                                                                    U.S. GAAP
                                                            (in thousands of U.S. dollars except share related data)
                                                       -------------------------------------------------------------------

                                                       -------------------------------------------------------------------
                                                          2001          2000            1999          1998         1997
                                                       -------------------------------------------------------------------
     Operations
         Revenues                                      $   32,984    $   29,151      $   24,385    $   30,643   $   25,631
         Operating income (loss)                            1,261          (250)         (1,691)        5,124          665
         (Loss) income from continuing operations
         before cumulative effect of accounting            (1,368)          192            (890)        3,433          838
         change
         (Loss) income from discontinued operations
         - net of taxes                                      (216)         (630)         (4,580)          284          446
         Cumulative effect of accounting change -
         net of taxes                                          --       (19,900)             --            --           --
     ---------------------------------------------------------------------------------------------------------------------
         Net (loss) income                                 (1,584)      (20,338)         (5,470)        3,717        1,284
     ---------------------------------------------------------------------------------------------------------------------

     Earnings (loss) Per Share
         Basic                                              (0.04)        (0.56)          (0.16)         0.12         0.04

     Financial Position at December 31
         Cash and cash equivalents                          5,602         4,420           2,016         2,393       14,157
         Total assets                                      64,360        67,307          60,647        56,649       38,422
         Long-term debt                                     8,060         9,890          14,476        11,861        2,779
         Common shareholders' equity                       16,878        20,808          38,116        34,677       31,260
         Book value per common share                         0.46          0.57            1.07          1.07         1.01

     Share Information
           Number of shares outstanding at year end    36,613,434    36,565,102      35,557,366    32,280,524   31,035,861
           Weighted average number of shares           36,587,794    36,324,199      33,825,654    31,950,704   29,695,743
           outstanding - basic

Overview

     This Annual Report (Form 20-F) contains forward-looking statements (within the meaning of the Securities Exchange Act of 1934, as amended) and information that are based on management's beliefs, as well as assumptions made by and information currently available to management. When used in this Annual Report (Form 20-F), the words "anticipate," "estimate," "believe," "expect," "potential," "intend," "designed" and "should" and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make numerous assumptions with respect to industry performance, general business, economic and regulatory conditions, access to markets and materials and other matters, all of which are inherently subject to significant uncertainties and contingencies and many of which are beyond the Company's control. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company believes that any of the following risk factors could cause the Company's actual results to differ from those that may have been or may be projected in forward-looking statements made by or on behalf of the Company from time to time. The forward-looking statements in this Annual Report (Form 20-F) are contained principally under Items 4 and 5.

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

     The following summarizes the major risks and uncertainties facing us:

WE MAY NOT BE ABLE TO GET TIMELY REGULATORY APPROVAL FOR OUR PRODUCTS.

     Preclinical studies and clinical trials, as well as the manufacturing and marketing of our existing and potential products, are subject to extensive regulation by the Health Products and Food Branch of Health Canada ("HPF") and other authorities in Canada and by numerous federal, state and local government authorities in the United States, including the Food and Drug Administration ("FDA"). Similar regulatory requirements exist in Europe and other countries. To the extent we choose to explore foreign markets, we may rely on foreign licensees to obtain regulatory approvals in such countries. The commercialization of certain of our products will be subject to rigorous preclinical and clinical testing and other premarket approval requirements by the FDA, HPF and similar authorities in other foreign countries. Any failure or delay by us, our collaborators or licensees to comply with applicable requirements or obtain regulatory approvals for our products could adversely affect the marketing of products developed or licensed by us and our ability to receive product or royalty revenue.

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

     Our success will depend, in part, on our ability to obtain, enforce and maintain patent protection for our technology in Canada, the United States and other countries. We cannot assure you that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect our technology. In addition, no assurance can be given that any patents issued to or licensed by us will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to us. Our competitor Ceva Sante Animale is opposing issued patents relating to our product Anipryl in Europe; we are defending ourselves vigorously in this opposition. The patent positions of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. In addition, we do not know whether any of our current research endeavors will result in the issuance of patents in Canada, the United States, or elsewhere, or if any patents already issued will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the United States and Canada are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we were the first to create inventions claimed by pending patent applications or that we were the first to file patent applications for such inventions. Certain patents related to our products have expired. Loss of patent protection could lead to generic competition for these products, and others in the future, which would materially and adversely affect the financial prospects for these products and, to a lesser extent, the Company.

     Our commercial success will also depend in part on our not infringing patents or proprietary rights of others and not breaching the licenses granted to us. The degree of patent protection afforded to pharmaceutical or biotechnological inventions around the world is uncertain and varies significantly between different countries. There can be no assurance that we will be able to obtain a license to any third-party technology or patents that we may require to conduct our business or that such technology or patents can be licensed at a reasonable cost. Failure by us or our collaborators to obtain a license to any technology or patents that we may need to commercialize our technologies or products may result in delays in marketing our proposed products or the inability to proceed with the development, manufacture or sale of products requiring such licenses and may have a material adverse effect on us.

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

IF OUR COLLABORATIVE AND COMMERCIAL RELATIONSHIPS WITH THIRD PARTIES ON WHOM WE RELY ARE UNSUCCESSFUL, OUR BUSINESS MAY SUFFER.

     To be successful, we must continually establish and maintain strategic relationships with leaders in a number of biotechnology and pharmaceutical industry segments. This is critical to success because such relationships enable us to extend the reach of our products and sales in various jurisdictions, generate additional revenue and develop and deploy new products in various marketplaces. Entering into strategic relationships is complicated as some of our current and future strategic partners may decide to compete with us in some or all of the markets or refuse to fulfil or honor their contractual obligations to us.

     We have entered into a number of product in-licensing and out-licensing arrangements in which our business and financial success is dependent on third parties. In many of our product in-licensing arrangements, the product licensor is responsible for developing a body of data upon which we can base a submission to the HPF, FDA or other regulatory authority. The interests of the other party to each of these agreements may not be or remain consistent with our interests, and our collaborators may not succeed in developing a body of data that can form the basis of regulatory approval. Should our collaborators fail to develop such body of data to enable us to obtain the requisite regulatory approvals or otherwise fail to honor their commitments to us or meet our expectations, our business, financial condition and results of operations may be materially and adversely affected. In addition, we cannot control the amount and timing of resources our collaborators devote to the products to which they have rights or to the subject matters of our agreements with them generally. The agreements may be terminated by our collaborators in certain circumstances.

     To the extent we enter into product out-licensing arrangements for the marketing or distribution of our own products with collaborative partners, any revenues we receive will depend upon the efforts of third parties. There can be no assurance that any third party will market our products successfully or that any third-party collaboration will be on terms favorable to us. If any marketing partner does not market a product successfully, our business might be materially and adversely affected.

IF OUR COLLABORATORS, EMPLOYEES, OR CONSULTANTS DISCLOSE OUR CONFIDENTIAL INFORMATION TO OTHERS DESPITE CONFIDENTIALITY AGREEMENTS IN PLACE, OUR BUSINESS MAY SUFFER.

     Our practice is to require our employees, collaborators, consultants and outside scientific advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties, subject to certain specific limited exceptions. In the case of employees, the agreements provide that all inventions conceived by the individual shall be our exclusive property. These agreements, however, may not provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information.

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

     Products manufactured by us will have to comply with the FDA's current Good Manufacturing Practices ("cGMP") and other FDA, HPF or European guidelines and regulations. Additionally, certain of our customers may require us to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulators periodically inspects drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If we fail to comply with the cGMP requirements, we may become subject to possible regulatory action and manufacturing at the facility could consequently be suspended.

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

     Canadian and United States federal, state, local and provincial regulations govern extensively the use, manufacture, storage, handling and disposal of hazardous material and associated waste products. Although we believe that the operations at our facilities comply in all material respects with the applicable environmental laws in Canada and the United States, we cannot completely eliminate the risk of substantial environmental liabilities. Any failure by us or any of our subsidiaries to comply with the present or future environmental laws in Canada and the United States, or elsewhere, could result in any of the following: (i) cessation of portions or all of our or our subsidiaries' operations; (ii) imposition of fines; (iii) restrictions on our or our subsidiaries' ability to carry on or expand our operations; (iv) significant expenditures by us in order to comply with environmental laws and regulations; or (v) liabilities in excess of our resources. Any of these sanctions could have a material adverse effect on our business, financial condition and results of operations.

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

OUR BUSINESS COULD BE HARMED IF THERE WERE A DISPUTE OR DISRUPTION WITH OUR UNIONISED EMPLOYEES.

     Although our subsidiary DPI currently has a good relationship with the United Food & Commercial Workers International Union, Local 291 (AFL-CIO), there can be no assurance that future labor difficulties will not arise. Should such difficulties arise which lead to significant grievance issues and/or a labor strike, such events might have a material adverse effect on our business.

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

ALTHOUGH WE CARRY INSURANCE, A SUCCESSFUL LIABILITY CLAIM COULD NEGATIVELY IMPACT OUR BUSINESS.

     The use of any of our unapproved products under development and the sale of any approved products may expose us to liability claims resulting from the use of these products. Such claims might be made directly by consumers, healthcare providers or by pharmaceutical companies or others selling such products. We currently have liability insurance, but we cannot provide assurance that we will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to this potential liability. We might not be able to maintain or obtain additional commercially reasonable product liability insurance for any products approved for marketing. A successful product liability claim or a series of claims brought against us could have a material adverse effect on our business, financial condition or results of operations. Even unsuccessful product liability claims could result in the expenditure of funds in litigation and the diversion of management time and resources and could damage our reputation and impair the marketability of our products.

IF THE MARKET DOES NOT ACCEPT OUR PRODUCTS, OUR BUSINESS COULD BE HARMED.

     There can be no assurance that any of our products in development or products recently launched will achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of the products, the establishment and demonstration of the potential advantages over existing and new treatment methods and the reimbursement policies of government and third-party payors. There can be no assurance that physicians, patients, payors or the medical community in general will accept and utilize any existing or new products that may be developed by us.

     We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available. There can be no assurance that existing products or new products developed by our competitors will not be more effective, or be more effectively marketed and sold, than any that may be developed or sold by us. Competitive products may render our products obsolete and uncompetitive prior to recovering research, development or commercialization expenses incurred with respect to any such products.

     Many of our existing or potential competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than do we. In addition, many of these competitors have significantly greater experience in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining regulatory approvals and manufacturing and marketing such products. Accordingly, our competitors may succeed in commercializing products more rapidly or effectively, which could have a material adverse effect on our business, financial condition or results of operations.

FAILURE OF ONE OF OUR CURRENT OR FUTURE CLINICAL TRIALS COULD HAVE A MATERIALLY NEGATIVE IMPACT ON OUR FUTURE PROSPECTS.

     The development of new products is subject to a number of significant risks. Potential products that appear to be promising in various stages of development may not reach the market for a number of reasons. Such reasons include the possibilities that the potential product will be found ineffective or unduly toxic during preclinical or clinical trials, fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical to market or not achieve market acceptance, or be precluded from commercialization by proprietary rights of third parties. Certain products we are attempting to develop have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production of such products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise would have to be developed is uncertain. Many of our potential products will require significant additional research and development efforts and significant additional preclinical and clinical testing, prior to any commercial use. There can be no assurance that we will successfully meet any of these technological challenges, or others that may arise in the course of development.

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

     We will need to maintain, expand and upgrade our manufacturing facilities and operations to execute current commercial obligations to customers, widen our customer base and increase manufacturing efficiencies as well as to launch a series of products into the Canadian marketplace over the next few years. We cannot be certain that our employees, systems, procedures, controls and existing space will be adequate to support expansion of its operations. Our future operating results will depend on the ability of our officers and key employees to manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems and operational excellence in order to achieve established business objectives. An unexpectedly large increase in the volume of manufacturing business or the number of orders placed by customers may require us to expand and further upgrade our facilities and the technology related to our manufacturing. We may not be able to project the rate of timing of such increases or customer demands accurately or to expand and upgrade our facilities and supporting systems and infrastructure to accommodate such increases. Difficulties in managing any future growth could have a significant negative impact on our business because we may incur unexpected expenses and be unable to meet our customers' requirements.

OUR FINANCIAL RESULTS MAY FLUCTUATE, AND OUR FUTURE REVENUE AND PROFITABILITY ARE UNCERTAIN.

     Our ability to achieve and maintain profitability in the foreseeable future depends on the commercial success of our products and services. Because we will be launching or are in the process of launching new products in new markets, revenues are difficult to predict and may fluctuate substantially from period to period. In addition, product development programs will require substantial additional investment, including the cost of clinical trials, obtaining additional regulatory approvals, if necessary, and marketing and sales expenses associated with potential new product introductions. Our manufacturing facility will continue to require capital investment in order to maintain, upgrade and expand its operations. The success of our subsidiaries DRAXIMAGE and DPI will rely significantly on the ability of both companies to maintain and to increase substantially their manufacturing capabilities to satisfy customer demand. There can be no assurance that, or if so when, we will successfully develop, receive regulatory approvals for, or manufacture or market, any new products for our own marketing purposes, or for third parties. The research, development, production and marketing of new products will require the application of considerable technical and financial resources by us and our collaborators, while revenues that are generated by such products, if successfully developed and marketed, may not be realized for several years. We may not be able to sustain profitability. We may require external financing to complete certain aspects of our strategic plan, and external sources of capital may not be available at an acceptable cost. Should Societe generale de financement du Quebec ("SGF") divest its interest in DPI, or the shareholder relationship between us and SGF become strained, there may be a negative effect on us and our manufacturing facility operations.

IF WE CANNOT ADAPT TO CHANGING TECHNOLOGIES, OUR PRODUCTS AND SERVICES MAY BECOME OBSOLETE AND OUR BUSINESS COULD SUFFER.

     Because the biotechnology and pharmaceutical industry is characterized by rapid technology change and obsolescence, we may be unable to anticipate changes in our current and potential customer requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing products and services, develop new technology that addresses the increasing sophistication and varied needs of our respective customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology and investing in certain niche markets entails significant technical and business risks. We may not be successful in using our new technologies or exploiting our niche markets effectively or adapting our businesses to evolving customer requirements or emerging industry standards.

OUR COMMON SHARE PRICE HAS BEEN, AND IS LIKELY TO CONTINUE TO BE, VOLATILE.

     The market prices for the securities of pharmaceutical and biotechnology companies, including ours, have historically been highly volatile, and the market has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in our operating results, announcements of competing technological innovations or new therapeutic products by our competitors, clinical trial results, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by us or others and general market conditions can have an adverse effect on the market price of our shares. In particular, the realization of any of the risks described herein could have a material adverse impact on such market price. Sales of substantial amounts of our shares in the public market, or the perception that such sales will occur, could also adversely affect the market price of our shares and make it more difficult in the future for us to raise funds through equity offerings.

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

ALTHOUGH WE CONSIDER THE ACTIONS TO BE ENTIRELY WITHOUT MERIT, SHOULD CURRENT LAWSUITS AGAINST US SUCCEED, WE COULD INCUR A SUBSTANTIAL LOSS.

     Although we believe the Knoll, Innovations Foundation and University of Toronto proceedings are without merit (see "Legal/Arbitration Proceedings" under Item 8), these disputes may not be resolved in our favor. It is possible that a court or arbitration tribunal may find us to be infringing validly issued patents of third parties or practicing the intellectual property of others. In that event, in addition to the cost of defending the underlying proceedings, we may have to pay license fees, additional royalties and/or damages, and may be prohibited from conducting certain activities. Under such circumstances, we could incur substantial loss and our business could be negatively affected.

Item 4.  Information on Company

     DRAXIS is an integrated pharmaceutical company focused in two specialty segments: the development, production, marketing and distribution of radiopharmaceuticals through DRAXIMAGE and the provision of contract pharmaceutical manufacturing services, specialising in liquid and freeze-dried injectables and other sterile products through DPI.

     DRAXIS also has a Canadian pharmaceutical sales and marketing division which operates under the name DRAXIS Pharmaceutica. In January 2002 DRAXIS entered into a binding letter of intent to divest substantially all of the assets of DRAXIS Pharmaceutica and, accordingly, beginning with the quarter ending December 31, 2001, the results of DRAXIS Pharmaceutica have been reported as discontinued operations.

     In addition, DRAXIS has continuing financial interests from collaboration agreements with respect to Anipryl and the SpectroPharm line of dermatology products.

     The Company's consolidated operations are integrated across research, development, manufacturing, sales and marketing, as well as the in-licensing and commercial development of pharmaceutical products.

     DRAXIS is currently emerging from a transitional phase of its development. To date, the Company has been reliant on income earned from Anipryl. For the year ended December 31, 2001, the Company's collaboration agreement with respect to Anipryl was the Company's primary source of operating income. In the near term, however, the Company expects to lessen this reliance as it develops a diversified profit base from its other business units. In particular, the Company expects radiopharmaceuticals and contract manufacturing to become major sources of longer-term revenue and earnings growth.

     The common shares of DRAXIS are listed on the Toronto Stock Exchange (ticker symbol DAX) and on NASDAQ (ticker symbol DRAX).

     The Company's registered and head office is located at 6870 Goreway Drive, 2nd Floor, Mississauga, Ontario, Canada L4V 1P1. Telephone: (905) 677-5500. Fax:
(905) 677-5494.

     The Company's manufacturing facilities are located at 16751 Trans-Canada Road, Kirkland, Quebec, Canada H9H 4J4.

     The Company's website is: www.draxis.com.

History and Development of the Company

     The Company was incorporated as Deprenyl Research Limited on October 13, 1987 under the Canada Business Corporations Act. The Company was founded principally to engage in the marketing in Canada of prescription pharmaceuticals discovered, developed or acquired by Chinoin Pharmaceutical and Chemical Works Co., Ltd., the first of which was Eldepryl (l-selegiline), for the treatment of Parkinson's disease.

     The Company completed an initial public offering of its common shares in February 1988.

     Beginning in 1990, the Company expanded on its knowledge and experience with l-selegiline by initiating directly on its own behalf, as well as through contract research arrangements, studies designed to investigate the potential of l-gelegiline for companion animal use. This initiative ultimately resulted in the formation of its subsidiary DAHI, through which the Company developed and commercialised a companion animal health product, Anipryl.

     In 1991 the Company began to invest in the applications of aminolevulinic acid photodynamic therapy which resulted in the formation of a subsidiary, DUSA Pharmaceuticals, Inc. ("DUSA"). Through a series of transactions from 1991 to 1996, the Company divested all of its interest in DUSA.

     By late 1992, the Company faced considerable uncertainty due to the impending generalisation of Eldepryl which, at that time, still accounted for almost 100% of the Company's revenues. Faced with this as well as other business challenges, in 1992 the Company began the process of recruiting new senior management to develop and implement a new strategic business plan for the Company to (i) address the generic threat to its lead drug by expanding and diversifying its established Canadian franchise; (ii) strengthen the Company's financial position; and (iii) diversify from its Canadian base through the acquisition of niche pharmaceutical products or businesses with international growth potential.

     The Company changed its name to DRAXIS Health Inc. in May 1994 and between 1993 and 1999 completed the following key corporate development initiatives:

     Canadian Pharmaceuticals

          - December 1993 - extension of the Company's Eldepryl franchise through an agreement with Novopharm Limited with respect to Novo-Selegiline, a generic version of Eldepryl. In September 1998, this agreement was renewed for a further five-year period to September 2003.

          - 1993 to 1999 - acquisition and licensing of several prescription and non-prescription products for the Canadian market.

     Financial Position

          - March 1996 - disposition of the Company's remaining interest in DUSA for net proceeds of $6.8 million.

          - April 1996 - public offering of common shares generating net proceeds of $8.5 million.

     Diversification

          - November 1996 - acquisition of the shares of DAHI that the Company did not previously own through a mandatory share exchange transaction valued at $17.4 million.

          - July 1997 - $8.6 million acquisition of the Company's radiopharmaceutical business which began operations through DRAXIMAGE.

          - December 1997 - licensing of Anipryl to Pfizer in return for milestone payments, royalties, a manufacturing supply agreement and a research collaboration. To December 31, 2001 $39.1 has been received in milestone payments, royalties and royalty-related payments from Pfizer.

          - May 1998 - $11.1 million acquisition of the Company's pharmaceutical manufacturing facility in Kirkland, Quebec.

     Beginning in 1998 the Company embarked on a capital expansion plan directed primarily toward construction of the Company's new lyophilization line and the construction and subsequent expansion of radiopharmaceutical manufacturing facilities.

     In 1999 and 2000, the Company undertook a strategic review of its operations from the perspective of enhancing shareholder value. As a result of this review, the Company resolved to focus its financial and management resources on its radiopharmaceutical and manufacturing businesses.

     During 2000, the Company divested its dermatology product lines for aggregate proceeds of $9.0 million. The largest transaction in this regard was the sale of the SpectroPharm line of products to Block Drug Inc. (now part of GlaxoSmithKline Consumer Healthcare).

     In February 2000, the Company established a strategic alliance with SGF with the sale of a 34.1% equity interest in DPI to SGF and members of DPI's management team.

     During 2001 the Company achieved a number of significant accomplishments, including:

     -    Record financial results from continuing operations:

               -    Consolidated revenues of $33.0 million, 13.1% over 2000

               - Consolidated earnings before interest, taxes, depreciation, amortization, research and development and non-recurring items ("EBITDARD") of $5.0 million, 41.0% over 2000

               - Consolidated net income before non-recurring items of $1.9 million, or $0.05 per share

     -    Regulatory approvals of manufacturing facilities:

               - U.S. and Canadian approvals of the recently expanded radiopharmaceutical manufacturing facility

               - FDA acceptance to manufacture sterile lyophilized and sterile injectable products and the subsequent site-transfer approval for the in-house production of the first lyophilized radiopharmaceutical product

     - Advances in BrachySeed, the Company's proprietary second-generation radioactive implant for the treatment of prostate cancer:

               -    U.S. and Canadian launches of BrachySeed I-125

               -    U.S. and Canadian approvals of BrachySeed Pd-103

     -    New long term supply agreements for:

               - The manufacture of several established GlaxoSmithKline products, predominantly sterile products for multiple international markets

               - The manufacture of Bracco Diagnostics Inc.'s sodium iodide I-131 radiotherapy capsules for the U.S. market and the commencement of shipments of this product in October 2001

     - Commencement of Phase II clinical trials for Amiscan, a technetium-99m-based diagnostic radiopharmaceutical for the imaging of heart attacks

     - Business development transactions consistent with the Company's strategic plan:

               - In-licensing of INFECTON, a technetium-99m-based radiopharmaceutical diagnostic for imaging infection

               - Amending of the licensing agreement with Pfizer regarding Anipryl resulting in a cash payment of $3.1 million

     In January 2002, DRAXIS announced it had entered into a binding letter of intent with Elan Corporation, plc ("Elan") wherein Elan agreed to acquire substantially all of the operations, product rights and other assets and obligations of DRAXIS Pharmaceutica.

     In April 2002, the Company announced a three year, $12 million capital plan at DPI, including a tripling of the Company's existing lyophilization capacity.

Business Strategy

The Company believes that both DRAXIMAGE and DPI have significant long-term growth potential and has invested considerable financial and management resources in developing these businesses including:

     - $6.5 million of investments establishing the first of two sterile lyophilization (freeze-drying) units at DPI to provide in-house manufacturing of the Company's radiopharmaceutical imaging kits as well as third-party contract manufacturing services (a second unit announced in April 2002 will result in the tripling of lyophilization capacity);

     - $4.7 million of investments in the construction and later expansion of DRAXIMAGE's radiopharmaceutical production facilities and capabilities, including its robotic manufacturing lines;

     - $0.8 million of investments to enhance DPI's and DRAXIMAGE's capabilities and regulatory compliance;

     -    The continued development of the DRAXIMAGE product pipeline including:
          BrachySeed, Fibrimage, Amiscan, and INFECTON.

These initiatives are consistent with the Company's general business strategy of:

     - Focusing on specialty pharmaceutical markets in which the Company can develop and sustain competitive advantage;

     - Developing new pharmaceutical products and services consistent with the Company's strengths and capabilities;

     -    Pursuing growth opportunities with international market potential; and

     -    Leveraging alliances with business partners, when appropriate.

     The Company's primary operational focus in 2002 will continue to be on: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying and capitalising on additional new business opportunities that are consistent with the Company's capabilities and that contribute to the long-term value of the Company.

     A description of the principal markets in which the Company operates and a breakdown of total revenues by category of activity and geographic market for the three most recent financial years is included in Note 24 of the Company's Consolidated Financial Statements and Notes beginning on page F-1.

Radiopharmaceuticals (DRAXIMAGE INC.)

     Radiopharmaceuticals and radiotherapy devices are the focus of the Company's radiopharmaceutical subsidiary, DRAXIMAGE. DRAXIMAGE discovers, develops, manufactures, and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilised technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labelled with a variety of isotopes including radioiodine, and BrachySeed, second generation iodine-125 and palladium-103 brachytherapy implants. DRAXIMAGE also has a number of products in late-stage development including three technetium-99m-based diagnostic imaging products: Fibrimage for imaging deep vein thrombosis currently in Phase III, Amiscan for the early diagnosis of acute myocardial infarct currently in Phase II, and INFECTON for imaging infection.

     Founded in 1950 as a division of Charles E. Frosst & Co., the predecessor business to DRAXIMAGE pioneered and became a leader in the medical application of nuclear technology after assuming the development function from Atomic Energy of Canada Ltd. Following the 1965 acquisition of Charles E. Frosst & Co. by Merck Inc. ("Merck"), the business continued operations as a division of Merck's Canadian subsidiary, Merck Frosst Canada and Co. ("Merck Frosst"), until its acquisition by DRAXIS in 1997. As part of the acquisition, the Company retained all of the business's managers, scientists and employees as well as its existing products and intellectual property.

     The acquisition of this business was consistent with the Company's strategy of acquiring speciality pharmaceutical platforms with potential for expansion into global markets. DRAXIMAGE is the only company that manufactures radiopharmaceuticals in Canada.

     DRAXIMAGE and its predecessor have a long history of technological and scientific progress in the field of radiopharmaceuticals. Notable achievements include: the development of lyophilised kits for the in-situ preparation of technetium-99m ("Tc-99m") radiopharmaceutical products for nuclear medical imaging ("Tc-99m Kits"); the development of chelates for the indium/yttrium and technetium/rhenium groups of metals; and development of stabilisers for use in iodinated radiopharmaceuticals which resulted in DRAXIMAGE being one of the few companies to market iodinated products that do not require refrigeration.

     Key business development transactions involving DRAXIMAGE have included:

          - July 1997 - $8.6 million acquisition of the radiopharmaceutical division of Merck Frosst which began operations through DRAXIMAGE;

          - June 1998 - establishment of a strategic alliance with Molecular Targeting Technology, Inc. ("MTTI") to develop, manufacture and market potential novel imaging agents. The first opportunity being pursued under this alliance is Amiscan, an agent for the imaging of acute myocardial infarct;

          - October 1999 - licensing from Isogenic Science Ltd. ("Isogen") of the rights to Isogen's proprietary technology related to radioactive brachytherapy implants ("BrachySeed") for the treatment of various localised cancers;

          - December 2000 - entering into license, distribution and supply agreements for BrachySeed for the U.S. market with Cytogen Corporation;

          - March 2001 - licensing from British Technology Group ("BTG") of the rights to INFECTON, an agent for imaging infection; and

          - October 2001 - Long-term manufacturing supply agreement to produce Bracco Diagnostics Inc.'s sodium iodide I-131 radiotherapy capsules for the U.S. market.

     DRAXIMAGE's growth strategy is to leverage its history and experience in the research, development, manufacture and distribution of radiopharmaceutical products and services and to capitalise on its newly constructed and recently expanded manufacturing capabilities. In particular, DRAXIMAGE's business strategy includes:

          - Increasing sales of its existing Tc-99m Kits facilitated by the increase in manufacturing capacity following regulatory approval of DPI's lyophilization manufacturing line;

          - Increasing sales of other radioactive products, particularly in the U.S., facilitated by the recent expansion of its radiopharmaceutical manufacturing facility and the acceptance of that facility by U.S. regulatory agencies;

          - Timely, cost-effective development of its portfolio of innovative imaging and therapeutic radiopharmaceutical products; and

          - Identifying and capitalising on additional new business opportunities which are consistent with DRAXIMAGE's capabilities.

Overview of Radiopharmaceuticals

     The medical specialty of nuclear medicine involves the use of short-lived radioisotopes for both diagnostic imaging and therapeutic applications. Pharmaceutical products used in such applications are commonly called radiopharmaceuticals.

     Frost and Sullivan, a pharmaceutical industry consulting firm, estimates the 2000 worldwide radiopharmaceutical market at $2.0 billion, which represents an increase of 11.5% over 1999. The U.S. represents approximately 50% of the total market, while Asia/Pacific accounts for 23%, Europe 20%, Canada 1% and the rest of the world at 6%. Frost and Sullivan forecasts the U.S. radiopharmaceutical market will grow at a compound annual growth rate, from 1999 through 2006, of 9.1% to $1.6 billion.

     Imaging Applications

     The diagnostic imaging applications of nuclear medicine normally involve the intravenous administration of a radiopharmaceutical consisting of a targeting molecule, which has a particular binding affinity for a specific organ or tissue, linked to a low intensity, gamma-emitting radioisotope such as Tc-99m. Following administration, the radiopharmaceutical with its radioactive isotope concentrates at the biological target which is then imaged using a scanning device such as a gamma camera. A gamma camera consists of a scintillation crystal which, when placed over a region of the body, is capable of detecting gamma rays emitted by radionuclides in underlying tissues. This imaging modality is also referred to as gamma scintigraphy. The gamma camera and its associated computerised peripheral devices accurately measure the radiation being emitted by the radioisotope and so provide both a visual picture of the target as well as quantitative data concerning the distribution of radioactivity.

     A nuclear medicine image provides both static and functional, or dynamic, information about a biological target thereby revealing functional and morphological information normally unobtainable by other imaging techniques such as X-ray, magnetic resonance imaging, computer tomography, and ultrasound, all of which provide primarily anatomical information.

     Nuclear medical imaging procedures are well-established and trusted medical procedures with many years of safe and effective use. Most procedures are non-invasive, are performed with a minimum of discomfort and inconvenience to the patient and are normally less costly and involve less risk than alternative techniques.

     In the U.S., it is estimated that one in three hospital stays involves at least one nuclear medicine procedure, aggregating in excess of 40,000 such procedures per day, 80 - 90 % of which involve the use of Tc-99m as the radioactive isotope.

     Therapeutic Applications

     Increasingly, therapeutic radiopharmaceuticals are being used and new products are being developed for the treatment of disease, particularly for the treatment of various cancers. Examples of currently marketed therapeutic radiopharmaceuticals, include:

          - Brachytherapy implants for the treatment of prostate and other forms of localised cancer;

          - Sodium iodide-131 for the treatment of thyroid cancer and hyperthyroidism;

          - Phosphorous-32 for the palliation of bone pain for patients with advanced bone metastases;

          - Sodium iodide-131 meta-iodobenzylguanidine for the treatment of neuroblastoma; and

          - Adjunctive applications such as guided brachytherapy (e.g. ProstaScint from Cytogen).

     New generations of anti-cancer agents based on targeting molecules such as peptides, proteins, metabolites and monoclonal antibodies that have binding affinities to the surface of cancerous cells are being developed to be linked to more potent, higher intensity, beta-emitting radioisotopes such as yttrium-90, rhenium-186, holmiun-166 and lutetium-199. There is a growing body of scientific evidence that molecules, thus bound, will permit the delivery of therapeutic quantities of radiation directly to malignant cells.

     Proprietary technology and know-how within DRAXIMAGE are particularly applicable to the discovery and development of the new generations of innovative radiotherapeutic products. The Company is currently in pre-clinical development of Somatostatin Therapy which is being developed for the treatment of neuroendocrine tumours, lymphoma, carcinoid and small cell lung cancer.

Competition

     The radiopharmaceutical field is highly specialised, and there are significant barriers to entry, especially in the therapeutic area. The barriers include meeting pharmaceutical product and nuclear regulatory requirements, having the ability to handle radioactive materials and establishing facilities and procedures to manufacture in a sterile lyophilised or freeze-dried form, which involves manufacturing standards higher than those typically employed for most pharmaceutical products. In addition, manufacturing and distribution logistics systems must be well-integrated and supportive to ensure that radiopharmaceutical products can be produced rapidly and delivered to the end-user in a timely manner with the prescribed level of strength.

     Companies with significant radiopharmaceutical operations include:
Bristol-Myers Squibb Company; Amersham plc; Tyco International Ltd.; Schering AG; and Bracco SpA. In addition, there are a number of companies that are developing and/or marketing other radiopharmaceutical products including:
Cytogen Corporation, Immunomedics, Inc., Theseus Imaging Corporation, IDEC Pharmaceuticals Corporation and NeoRx Corporation.

     BrachySeed implants are sold into a competitive marketplace that includes the established market leader, Amersham plc. Other competitors in the U.S. market include: Theragenics Corporation, North American Scientific, Inc., UroCor, Inc., Implant Sciences Corporation, Syncor International Corporation and Imagyn Medical Technologies, Inc.

Marketed Products

     DRAXIMAGE's products are divided into two groups: (i) radioactive products, which are in a radioactive and ready-to-use form when shipped to customers, and
(ii) non-radioactive products (predominantly Tc-99m Kits), which are sold in lyophilised (freeze-dried), non-radioactive form consisting of sterile, pyrogen-free complexes of chemical and/or biological substances. Tc-99m Kits are reconstituted and labelled with Tc-99m in the nuclear medicine laboratory of a hospital or a unit-dose service supplier prior to use.

     Radioactive Products

     Radioactive products, which are shipped by DRAXIMAGE with the radioactive isotope already incorporated, are distributed to the nuclear medicine departments of hospitals or diagnostic clinics in a ready-to-use form.

     The following table summarises DRAXIMAGE's currently marketed radioactive products:

                                                                                                            Principle
                      Product                                           Indication                           Markets
                      -------                                           ----------                           -------
IMAGING PRODUCTS

  (51)Cr-Chromic Chloride Solution                          Diagnosis of gastroenteropathy               Canada

  (57)Co-Cyanocobalamin Capsule USP                         Diagnosis of Vitamin-B12 malabsorption       Canada

  (57)Co-Cyanocobalamin Solution USP                        Diagnosis of Vitamin-B12 malabsorption       Canada

  (57)Co-Standard Cobalt Reference Solution                 Reference for (57)Co-Cyanocobalamin          Canada

  (111)In-Diethylene Triamine Pentacetic Acid Solution      Cisternography                               Canada

  (111)In-Indium Chloride Solution                          Labelling of white blood cells, peptides     Canada
                                                              and antibodies

  (131)I-Sodium Iodide Diagnostic Capsules and Solutions    Imaging of thyroid disorders                 Canada

  (131)I-metaIodobenzylguanidine                            Diagnosis of pheochromocytoma                Canada

  (131)I-Iodinated Human Serum Albumin USP                  Measurement of blood and plasma volume       Canada

  (131)I-Iodohippuric Acid Solution - USP                   Measurement of renal plasma flow             Canada

  (125)I-Iodinated Human Serum Albumin USP                  Measurement of blood and plasma volume       Canada

  (133)Xe-Xenon Gas                                         Lung ventilation studies                     Canada

THERAPEUTIC PRODUCTS

  (125)I BrachySeed                                         Treatment of various localized cancers       U.S./Canada/South America

  (103)Pd BrachySeed                                        Treatment of various localized cancers       U.S./Canada

  (131)I-Sodium Iodide Therapeutic Capsules and Solutions   Treatment of thyroid disorders               Canada

  (131)I-metaIodobenzylguanidine                            Treatment of neuroblastoma                   Canada/Europe

  (32)P-Sodium Phosphate Solution - USP                     Treatment of bone pain                       Canada

OTHER                                                                                                    CANADA

  (131)I-Sodium Iodine Solution - Chemical                  Radiochemical synthesis                      Canada

  (125)I-Sodium Iodide Solution - Chemical                  Radiochemical synthesis                      Canada

     BrachySeed

     BrachySeed is a unique, second-generation radioactive brachytherapy implant developed by DRAXIMAGE. The unique design of BrachySeed brings a high level of accuracy, precision and safety to sealed source implant surgery. Each BrachySeed is robotically manufactured at the DRAXIMAGE facility.

     In 2000, DRAXIMAGE received U.S. and Canadian regulatory approvals for BrachySeed I-125, and the product was launched in both markets in 2001. Similar U.S. and Canadian approvals for BrachySeed Pd-103, DRAXIMAGE's palladium brachytherapy implant, were received in late 2001. BrachySeed is currently used in the treatment of localised cancers, primarily prostate cancer, the second most common cancer in males. BrachySeed regulatory approvals also make reference to the suitability of BrachySeed for potential use in the treatment of other localised tumours of the head, neck, lung, pancreas, breast and uterus.

     Of the nearly 200,000 men diagnosed with prostate cancer in 2000, approximately 60%-70% will have localised disease (cancer confined to the prostate gland). The most common treatment options for localised disease are radical prostatectomy, the surgical removal of the prostate, or brachytherapy, the implantation of small radioactive pellets or "seeds" into the prostate.

     Brachytherapy for the treatment of prostate cancer involves the permanent implantation of approximately 100 to as many as 300 seeds into the patient's prostate through specially designed needles guided by direct observation, ultrasound and/or fluoroscopy. The seeds destroy cancer cells by delivering a concentrated and defined radiation dose to the area immediately adjacent to the seed.

     While brachytherapy has been available since the 1970s, it has only started to gain prominence and greater acceptance within recent years, coinciding with the development of advanced technologies to aid seed placement. Brachytherapy is the fastest growing treatment for localised prostate cancer and offers a number of potential benefits compared to alternative treatments including rapid patient recovery, lower costs and reduced incidence of complications such as impotency and incontinence. According to the 1999 Medical Data International Report, by 2003 it is estimated that approximately half of all newly diagnosed prostate cancer patients will opt for brachytherapy, while radical prostatectomies will be performed on less then 15% of patients.

     There are currently two radioisotopes used for brachytherapy implants: iodine 125, which was the first radioisotope introduced, and palladium-103. While not all brachytherapy manufacturers have both isotopes available, DRAXIMAGE has incorporated both into its proprietary BrachySeed design. BrachySeed I-125 and Pd-103 are identical in their design and appearance, are implanted in the same manner and produce similar therapeutic effects. The primary difference between the two radioisotopes is the rate at which they emit their energy. Palladium gives up approximately 90% of its energy within two months, while it takes approximately six months for iodine to release 90% of its energy. The more energetic radiation from palladium-103 is believed to be suitable for certain more aggressive forms of prostate cancer and is preferred by some oncologists.

     Independent estimates place the current brachytherapy market at approximately $220-$250 million in the U.S. and growing to greater than $350 million over the next three to four years. As reported by Cytogen, the Company's United States distributor partner of BrachySeed, BrachySeed I-125 sales for the launch year ended December 31, 2001 totalled $773,000. DRAXIMAGE and Cytogen expect to introduce BrachySeed Pd-103 to the U.S. market in the second quarter of 2002.

     In addition, DRAXIMAGE, in collaboration with Cytogen and others, is developing BrachySeed product enhancements to support expanded sales of BrachySeed. Examples of such value-added enhancements include: pre-sterilisation of BrachySeed implants, delivery of BrachySeed in pre-loaded needles and cartridges.

     DRAXIMAGE is one of only three companies that have both iodine-125 and palladium-103 versions of its brachytherapy implants available. In the U.S. marketplace, palladium-103 implants hold a premium position and price. With the trend towards earlier diagnosis and treatment of prostate cancer, brachytherapy is expected to gain an increasingly larger market share for the treatment of localised prostate cancer, currently estimated at approximately 50-55%.

     DRAXIMAGE believes that BrachySeed offers important advantages over its competitors including:

          - a patented design resulting in a nearly spherical dispersion of the radiation field, delivering uniform doses of radiation to the affected area;

          - double encapsulation of the radioisotope for additional patient safety;

          - less then 3% variation between individual seeds in an order compared to the industry standard of 5 - 7%; and

          - excellent visualisation by fluoroscopy because of an internal platinum/iridium marker.

     The nearly spherical dispersion of the radiation field provides a more uniform dosymmetry to reduce "cold spots," areas within the target organ not reached by the radiation. Such "cold spots" may occur when brachytherapy seeds do not provide symmetrical and spherical fields of radiation. This also permits the implantation of 8-10% fewer seeds to achieve the same dosimetry.

     Non-Radioactive Products

     DRAXIMAGE currently markets the following non-radioactive products:

                                                                                                    Principle
                         Product                                    Indication                       Markets
                         -------                                    ----------                       -------
   TC-99M KITS

     (99m)Tc-MarcoAggregated Albumin Kit ("MAA")      Measurement of lung perfusion                 U.S./Canada

     (99m)Tc-Diethylene TriaminePentacetic Acid       Imaging of kidney function, blood pool        U.S./Canada
     Kit ("DTPA") Stabilized with                     imaging and lung ventilation function
     p-Aminobenzoic Acid

     (99m)Tc-Calcium Glucoheptonate Kit               Imaging of kidney function                    U.S./Canada

     (99m)Tc-MethyleneDiphosphonic Acid Kit           Imaging of inflammatory and neoplastic bone   U.S./Canada
     ("MDP") Stabilized with p-Aminobenzoic           disease
     Acid

     (99m)Tc-Calcium Gluceptate Kit                   Imaging of kidney function and blood pool     Canada
                                                      imaging agent

   OTHER

     Stannous Gluconate                               Antibody labelling                            Canada

     Sodium Carbonate/Bicarbonate Solution            Antibody labelling                            Canada

     Acetic Acid/HCI Solution                         Antibody labelling                            Canada

     Sterile Empty Vial                               Antibody labelling                            Canada

     A-C-D Solution Special Formula                   Use with (51)Cr-Sodium Chromate               Canada

                                                                                                    Principle
                         Product                                    Indication                       Markets
                         -------                                    ----------                       -------
     Intrinsic Factor Capsule                         Use with (57)Co-Cyanocobalamin                Canada

     Quality Control Kit                              Nuclear pharmacy quality control kit          Canada

     DRAXIMAGE's major non-radioactive products are its MDP, DTPA and MAA Tc-99m Kits. While these products would technically be classified as generic pharmaceutical products, DRAXIMAGE's versions are proprietary and are sold under the DRAXIMAGE trademark or that of its local distributors. All three of these products have a reputation of high quality and enjoy a high degree of acceptance with DRAXIMAGE's customers, in part due to a proprietary formulation that provides additional shelf life following reconstitution compared to competitive products.

     Due to production constraints prior to 2002, DRAXIMAGE was unable to satisfy the market demand for its Tc-99m Kits in the U.S. Following FDA approval of the Company's own lyophilization production facilities and the resulting increased manufacturing capacity, the opportunity exists to increase sales volumes of these products into existing markets as well as Europe and Asia, territories where product approvals already are either in place or expected to be in the near future.

     In 2001, DRAXIMAGE became the Canadian distributor of RadQual, a series of cobalt-57 control sources and cobalt-57 and germanium-68 spot markers.

Products under Development

     DRAXIMAGE has the following products under development:

             Product                  Status                        Indication
             -------                  ------                        ----------
     IMAGING PRODUCTS

       Fibrimage                    Phase III       Deep venous thrombosis imaging

       Amiscan                      Phase II        Myocardial infarct imaging

       INFECTON                     Preclinical     Infection imaging

       Somatoscan                   Preclinical     Imaging of neuroendocrine tumors,
                                                      lymphoma, carcinoid and small cell lung cancer

     THERAPEUTIC PRODUCTS

       Somatostatin Therapy         Preclinical     Treatment of neuroendocrine tumors,
                                                      lymphoma, carcinoid and small cell lung cancer

     Fibrimage

     Description - Fibrimage is a Tc-99m Kit for the imaging of active thrombus in deep vein thrombosis ("DVT"). In DVT, a blood clot (or thrombus) forms in the veins, normally in the lower legs, thighs or pelvic areas. Patients with DVT are at risk of pulmonary embolism, which occurs when a clot associated with DVT breaks free and travels to the lungs obstructing blood flow. In North America, it is estimated that there are over two million cases of DVT each year of which approximately 600,000 result in pulmonary embolism.

     Mechanism of Action - Fibrimage is based on linking Tc-99m to the fibrin binding domain ("FBD") of human fibronectin, a recombinant polypeptide with high binding affinity for active fibrin dimer, the primary component of actively forming venous thrombus. Fibrimage is thus able to positively image DVT and to distinguish acute (i.e. active) thrombus from chronic (i.e. inactive) thrombus.

     Technology Partner - Recombinant FBD was developed by Bio-Technology General Corp. and is licensed to DRAXIMAGE on an exclusive, world-wide basis.

     Regulatory Status - Fibrimage entered Phase III clinical trials in Canada in early 2000 to assess diagnostic accuracy in symptomatic patients with either an initial or recurrent episode of DVT. The phase III studies are designed to address the accuracy, sensitivity, specificity and positive and negative predictive values of Fibrimage compared to standard diagnostic tests. The Phase III trials for Fibrimage have been hampered by the lack of availability of clinical trial materials and by the need to revise the chemistry and manufacturing sections of existing filings. Phase II studies of Fibrimage were completed in July 1999 and interim results from the Phase II studies were reported at the Society of Nuclear Medicine meeting held in Los Angeles in June 1999. Based on interim results of the investigators, lead by Dr. Raymond Taillefer of the Centre Hospitalier du l'Universite du Montreal Hotel Dieu Campus, observers concluded that Fibrimage is a new and very promising radiopharmaceutical for the detection of DVT.

     Competing Modalities - Traditional approaches to the diagnosis of DVT have included Doppler ultrasound and contrast venography.

     Potential Advantages Of Fibrimage - DRAXIMAGE believes that nuclear medicine imaging with Fibrimage will offer a number of advantages over existing imaging modalities including:

          -    The ability to image within two hours post injection;

          - The ability to distinguish old stabilised (passive) thrombus from new active (life threatening) thrombus;

          -    High degree of sensitivity and specificity; and

          - Lack of pain, degree of invasivesness and risk of side effect associated with venogaphy.

     Fibrimage is considered by DRAXIMAGE to be an attractive alternative to Doppler ultrasound in diagnosing DVT in certain areas, such as below the knee and in the pelvis, where ultrasound is less efficacious. DRAXIMAGE believes that the only competitive radiopharmaceutical imaging product on the market at this time is AcuTect, marketed by Berlex Laboratories, Inc. DRAXIMAGE believes that Fibrimage will compete well against AcuTect because Fibrimage binds to fibrin dimer, which comprises 75-80% of an actively forming blood clot whereas AcuTect binds to platelets.

     Amiscan

     Description - Amiscan is a formulation of technetium glucarate that is being developed as a sensitive indicator of acute myocardial infarct ("AMI"). AMI occurs when blood supply to a portion of the heart is reduced or completely cut off due to an obstruction in one of the coronary arteries. As a result, heart muscle is deprived of oxygen (hypoxic insult) and changes from fat metabolism to carbohydrate metabolism, thus causing uptake of technetium glucarate. Definitive diagnosis of AMI early in the process is often difficult for clinicians. An imaging agent that will localise quickly and specifically in areas of acute necrosis could provide critical diagnostic information. In North America it is estimated that there are over five million cases of suspected myocardial infarct every year, of which approximately 20-25% are equivocal or difficult to diagnose, 15-20% of patients present to the emergency department with symptoms other than chest pain and about 6-21% of patients with acute infarct have normal electrocardiograms.

     Mechanism of Action - It has been shown in animal models and independent human trials in Europe that Amiscan is selectively taken up in hypoxic heart tissue. The exact mechanism of intracellular accumulation of the technecium glucarate and the exact structure of the resulting radiolabelled compound are not known. Subcellular distribution studies in experimental AMI have shown about 75% incorporation of technecium glucarate in nuclear fractions, the remainder in cytosol and mitochondrial fractions and about 83% of nuclear-incorporated material is associated with nucleoproteins (histones). The hypothesis has been made that intracellular accumulation is simply associated with disruption of the cell and nuclear membranes (an event occurring early after irreversible hypoxic insult). This product is, therefore, configured as an infarct-avid radiolabelled agent to permit detection and localisation of AMI within a few hours of onset with minimal delay between injection and imaging.

     In 1999, the American Hospital Association (JAMA, Vol. 282, No. 23, 1999) reported that nuclear imaging could help physicians determine whether patients with suspected acute cardiac ischemia have normal cardiac blood flow and may safely be sent home rather than admitted to hospital.

     Technology Partner - DRAXIMAGE developed Amiscan in conjunction with MTTI pursuant to a strategic alliance established in June 1998. Under the terms of that alliance it was contemplated that DRAXIMAGE and MTTI will co-market Amiscan in the U.S.

     Regulatory Status - DRAXIMAGE filed an Investigational New Drug Application for Amiscan with both the FDA and the Canadian HPF in May 2000. The Phase I study was conducted by Dr. Raymond Taillefer of the Centre Hospitalier du l'Universite du Montreal Hotel Dieu. In February 2001, DRAXIMAGE received permission from the FDA and the HPF to initiate a Phase II clinical study for Amiscan. The timely conduct of the Phase II trials has been hampered by the lack of availability of clinical trial materials during 2001 and slow patient enrolment. The Phase II study is currently being carried out at leading Nuclear Medicine centres in North America, including the University of Montreal, the University of Ottawa Heart Institute, Rhode Island Hospital, Brown University School of Medicine, the University of Western Ontario (London Health Sciences Centre), the University of Calgary (Foothills Hospital) and Lions Gate Hospital in Vancouver, B.C.

     Competing Diagnostic Modalities - The Company is unaware of any currently approved products which would compete directly with Amiscan's mechanism of action. Current heart perfusion agents such as Cardiolite from Bristol-Myers Squibb Company and Myoview from Amersham plc have the ability to distinguish normally perfused tissue from hypoxic tissue but the images are not specifically related to hypoxia, are limited to only imaging the absence of perfusion and may require multiple scans.

     Potential Advantages Of Amiscan - Amiscan is expected to offer distinct advantages in diagnosis of AMI. However, more extensive clinical trials are required to confirm the preliminary results obtained with Amiscan in myocardial imaging.

     INFECTON

     Description - INFECTON, a complex of Tc-99m and the anti-bacterial agent, ciprofloxacin, is a novel agent for the specific imaging of infection. INFECTON acts by binding directly to infecting organisms so is highly specific for imaging infection. It is anticipated that INFECTON will be used to image a number of serious medical conditions, including fever of unknown origin, osteomyelitis (bone infection), wound infection, abdominal abscess, pneumonia, appendicitis, and tuberculosis. Many of these conditions are difficult to diagnose even by invasive means, or by surgery.

     Technology Partner - INFECTON was discovered by Drs. Britton and Solanki at St. Bartholomew's Hospital in London, England. In March 2001, DRAXIMAGE entered into an agreement with BTG. The agreement gives DRAXIMAGE exclusive rights to manufacture and sell INFECTON in the U.S., Canada, South America and Europe.

     Regulatory Status - INFECTON's proof of principle was established in a clinical trial sponsored by the International Atomic Energy Agency involving over 573 patients in which INFECTON displayed excellent results with sensitivity of 88.3%, specificity of 86.5%, and an accuracy of 87.6%. The clinical study showed that the agent achieves up to 96% specificity in detecting bacteria in the lung, bones and tissues - areas where other diagnostics have failed in the past.

     Competing Diagnostic Modalities - The most specific current procedure for medical imaging of inflammation due to infection involves removing blood from the patient, isolating white blood cells in the patient's blood, radiolabelling the while blood cells with an isotope such as indium-111 or with technetium coupled to a carrier molecule and then injecting the white blood cells back into the patient. These white blood cells localise around the site of the infection and emit radiation which can be detected using a gamma camera. White blood cells are not highly specific and cannot readily distinguish infection from inflammation.

     Potential Advantages of INFECTON - Preliminary investigations suggest the possibility that INFECTON may be the first radiopharmaceutical capable of distinguishing inflammation from infection.

     Somatoscan/Somatostatin Therapy

     Description - Somatoscan and Somatostatin Therapy are radiolabelled somatostatin peptides derived from a synthetic peptide based on MK-678, originally developed by Merck, which shows a high binding affinity for the somatostatin receptors expressed in neuroendocrine tumours, lymphoma, carcinoid and small cell lung cancer. This peptide is being developed as both a diagnostic imaging agent (Somatoscan) and therapeutic product (Somatostatin Therapy) and will permit the identification and treatment of primary tumours and the correct diagnosis of metastatic lesions.

     Technology Partner - Somatoscan and Somatostatin Therapy are based on innovative research by DRAXIMAGE and the University of Pennsylvania from which DRAXIMAGE has an exclusive world-wide licence for development and commercialisation.

     Regulatory Status - Preclinical evaluation of Somatoscan are in progress toward the filing of an application to initiate clinical testing before the end of 2002. A pilot study involving over 30 patients using an iodine-131-MK-678 demonstrated good uptake in all of the target tumour types. DRAXIMAGE's clinical studies will be designed to confirm Somatoscan's earlier successful results observed with the iodine-131 formulation. Additional preclinical studies to establish a viable formulation of Somatostatin Therapy is currently being conducted at DRAXIMAGE.

     Competing Products - There are two approved somatostatin-based imaging products in the marketplace: OctreoScan from Tyco International Ltd. and NeoTect from Berlex Laboratories Inc. Both of these molecules offer similar information but OctreoScan is based on indium-111 and is more expensive than Tc-99m-based NeoTect and must be delivered in radioactive form. The Company is also aware that development work is also being done on other somatostatin-based cancer therapy products that would compete with Somatostatin Therapy.

     Potential Advantages Of Somatoscan - DRAXIMAGE believes that by enabling the same molecule to be used for both diagnosis and therapy, physicians will have a greater ability to deliver therapeutic quantities of radiation specifically to well-defined targets in the body.

     Other Products

     DRAXIMAGE holds an option to acquire Canadian marketing and global manufacturing rights to Ovarex, an anti-ovarian cancer vaccine currently in late stage clinical development by AltaRex Corp.

     DRAXIMAGE has also conducted pre-clinical development of atrial natriuretic peptide ("ANP"). ANP is a natural peptide produced in the atrium of the heart and is intended for development as an imaging agent for kidney structure and function. Radio-labelled ANP has demonstrated high binding affinity to receptors in both the lung and kidney. Experimental results in animals have shown that ANP is effective in the detection of kidney dysfunction associated with such diseases as diabetes, essential hypertension and reno-vascular hypertension induced by the stenosis of renal arteries. ANP is based on innovative research by DRAXIMAGE, the Clinical Research Institute of Montreal and the Research Institute of Hotel Dieu de Montreal, from which DRAXIMAGE has an exclusive world-wide licence.

Manufacturing

     Radioactive Products

     DRAXIMAGE manufactures its radioactive products in its own cGMP compliant manufacturing facility supported by a full quality control department licensed by regulatory agencies in Canada, the U.S. and the European Union.

     In 2001, DRAXIMAGE completed the expansion to its radiopharmaceutical production area in anticipation of increasing sales volumes of its radiopharmaceutical line in the U.S. market. This expansion has approximately doubled the size of the original facility to 19,000 square feet.

     Most of the radioisotopes used to produce radiopharmaceuticals are supplied under a long-term supply agreement to DRAXIMAGE primarily, but not exclusively, by MDS Nordion, a subsidiary of MDS Inc. and the world's largest supplier of chemical grade isotopes for use as medical radioisotopes.

     A key distinguishing characteristic of the radiopharmaceuticals business is the requirement for a sophisticated logistics system. Radiopharmaceuticals, by their nature, decay continually over time thereby losing their potency and therefore manufacturing and product delivery systems must be well co-ordinated to ensure that the level of radioactivity present in the product supplied to the physician is correct at the time of administration.

     Lyophilised Products

     DRAXIMAGE's Tc-99m Kits are manufactured currently in the DPI lyophilization facility which was accepted by the FDA in 2001. Subsequent manufacturing site transfer approvals for the Tc-99m Kits were received during the period December 2001 and March 2002.

     DPI's initial lyophiliser is expected to have the production capacity to approximately double the supply of Tc-99m Kits to DRAXIMAGE as compared to the previous outsourced manufacturer.

Sales and Marketing

     At the present time, DRAXIMAGE's products are marketed primarily in Canada and the U.S. As many of the products marketed by DRAXIMAGE have global approvals, it is expected that non-North American based revenues will gain greater prominence in the future. The most active growth areas are expected to be Europe and South America.

     United States

     DRAXIMAGE sells Tc-99m Kits in the U.S. through several distributors including Syncor International Corporation, which operates the largest chain of radiopharmacies (127 U.S. outlets servicing approximately 52% of the market), Tyco International Ltd., Amersham plc, CIS bio international (a subsidiary of Schering AG) and United Pharmacy Partners Inc.

     Tc-99m Kits sold in the U.S. are marketed under the DRAXIMAGE trademark with the exception of Tc-99m Kits sold through Amersham plc and CIS bio international, which carry the distributor's trade name.

     During the second half of 2001, DRAXIMAGE entered into a third-party manufacturing contract to supply sodium iodide I-131 radiotherapy capsules for Bracco Diagnostics Inc. for the U.S. market for the treatment of thyroid cancer and hyperparathyroidism.

     BrachySeed is distributed in the U.S. on an exclusive basis by Cytogen.

     Because of its strategy of marketing its products through distributors, DRAXIMAGE has not, to date, incurred significant marketing and selling expenses on the sale of its products in the U.S.

     Canada

     In Canada, DRAXIMAGE currently markets most of its products directly to end-users through a co-operative agreement with the Canadian subsidiary of Bristol-Myers Squibb Company, pursuant to which the two companies' sales forces promote the two companies' non-competitive product lines. This arrangement allows for enhanced coverage of the Canadian market while reducing administrative and shipping costs.

     DRAXIMAGE markets BrachySeed in Canada directly to hospitals and health care buying groups through its own sales force.

     For many years, DRAXIMAGE has been the primary Canadian supplier of iodine-131 and iodine-125 labelled radiopharmaceuticals, including solutions and capsules used primarily for the treatment and diagnosis of thyroid gland disorders and the diagnosis of kidney and lung dysfunction.

     Europe

     The radiopharmaceutical market in Europe is characterised by strong regional fragmentation which gives the leading market share to the individual manufacturer located in each one of the major countries (i.e. Amersham plc in the UK, Sorin Radiofarmaci Srl in Italy and CIS bio in France). DRAXIMAGE's marketing activities in Europe are presently limited to the distribution of some of its products through Holland.

     With the realisation of increased capacity in 2001 for its lines of radiopharmaceutical and Tc-99m Kit products, DRAXIMAGE is actively exploring ways to provide broader coverage of the European market.

Research and Development

     DRAXIMAGE conducts both basic research on its own products and development work on in-licensed products and technology developed by other firms, predominantly in the biotechnology field. DRAXIMAGE applies its chelating expertise and technologies to link these compounds with radioisotopes to create innovative diagnostic and therapeutic radiopharmaceuticals.

     DRAXIMAGE also provides labelling technology for other companies for use with monoclonal antibodies and peptides. The Company is also working on the development of novel therapeutic uses of radioactivity.

     DRAXIMAGE personnel have extensive experience developing and optimising formulations applicable to the lyophilization manufacturing processes, used in the production of cold Tc-99m Kit products.

Employees

     As at December 31, 2001 DRAXIMAGE had 64 employees broken down as follows: general management and administration (11), quality operations (13), manufacturing (30), and research and development (10).

Patents

     Most of DRAXIMAGE's products are covered by patents held by either DRAXIMAGE or licensed in from third parties. DRAXIMAGE has numerous patents issued and allowed and patent applications pending in the United States, Canada, Europe and other selected countries. For example, DRAXIMAGE has various U.S. issued patents related to chelates for radiopharmaceutical applications, and process patents for the preparation of certain radiopharmaceuticals. In addition, DRAXIMAGE has licensed from licensors certain U.S. patents covering its pipeline products and products already in the United States market, such as BrachySeed.

     DRAXIMAGE also relies on trade secrets, know-how and other proprietary information to protect its current products and technologies. To protect DRAXIMAGE's rights in these areas, it requires all licensors, licensees and significant employees to enter into confidentiality agreements. There could be no assurance, however, that these agreements will provide meaningful protection to DRAXIMAGE's patents, trade secrets, know-how or other proprietary information in the event of any unauthorised use or disclosure of such patents, trade secrets, know-how or other proprietary information.

Contract Manufacturing (DRAXIS Pharma Inc.)

     DPI is a contract pharmaceutical manufacturer with capabilities in a broad range of dosage forms, specialising in liquid and lyophilised (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 242,000 square-foot facility located in Montreal, Canada, DPI manufactures pharmaceutical products for DRAXIMAGE, as well as for over 15 other pharmaceutical clients for many international jurisdictions.

     Key business development transactions involving DPI have included:

          - May 1998 - $11.1 million acquisition of DPI's pharmaceutical manufacturing facility;

          - February 2000 - Sale of 34.1% equity interest to SGF and DPI senior management for net proceeds of $5.4 million;

          - March 2000 - Signing of a five-year manufacturing supply agreement with Warner Lambert Consumer Healthcare, Division of Pfizer Canada Inc.; and

          - December 2001 - Signing of a long-term manufacturing and supply agreement for the renewal and expansion of DPI's existing contract manufacturing relationship with GlaxoSmithKline ("GSK").

     In the four years since DRAXIS acquired DPI, DPI's revenues have risen from $6.1 million for the eight month period ended December 31, 1998 to $20.5 million for the year ended December 31, 2001.

     DPI's business goal is to become a leading supplier of high value-added, high-margin contract manufacturing services. Key components of DPI's strategy to achieve this goal include:

          - obtaining and maintaining all required regulatory approvals for DPI's manufacturing facility;

          - securing additional manufacturing contracts with existing and new customers;

          - focusing on DPI's distinctive capabilities in sterile and lyophilised product manufacturing;

          - providing manufacturing and related services to DRAXIS' other businesses; and

          - focusing on operational excellence, including regulatory compliance, cost effectiveness and customer service.

     In April 2002, the Company announced a three-year, $12 million capital plan at DPI including a tripling of the Company's existing lyophilization capacity. The capital plan also includes new sterile manufacturing capabilities to support recently announced contracts, improvements to production line efficiency, and improvements to infrastructure and supporting systems to maintain the DPI facility at the forefront of regulatory compliance.

Overview of Pharmaceutical Contract Manufacturing

     The world-wide pharmaceutical contract manufacturing industry has undergone significant growth over the past five years with a market size estimated by National Bank Financial at $5-8 billion annually and with an expected growth rate of 10% annually (20% in the U.S.). The factors driving this growth include:

          - continuing consolidation within the international pharmaceutical industry and resulting plant closures;

          - growing propensity for pharmaceutical companies to focus on core skills such as drug development and to outsource supporting functions such as manufacturing; and

          - the growing biotechnology sector and with it new generations of pharmaceutical products being developed by companies that lack sufficient technical, financial and human resources to engage in manufacturing in a timely manner.

     The Company believes that there is currently a significant global shortage of sterile lyophilization capacity and that this sector offers significantly higher margin growth potential for DPI due to its technical complexity and its increasing demand as a favoured dosage form for, in particular, biotechnology products.

     DPI believes that the key competitive factors in the contract manufacturing industry include the reliability of supply, quality of product, strict compliance with governmental regulations, capacity availability, competitive pricing and the technical and manufacturing ability to produce a full range of quantities - from small pilot batches often required for clinical trials to larger commercial quantities.

Competition

     DPI competes with pharmaceutical companies with in-house manufacturing capabilities as well as third-party contract manufacturers including: Abbott Laboratories, Boehringer Ingelheim, Cardinal Health, Miza Pharmaceuticals Inc., Patheon Inc. and DSM Catalytica, Inc.

Manufacturing Capabilities

     DPI is a customer-driven pharmaceutical contract manufacturing company that is positioned to manufacture a variety of dosage forms. DPI is one of a few existing full-scale pharmaceutical contract manufacturing facilities in Canada that has FDA-approved sterile manufacturing and sterile lyophilization capabilities.

     Plant operations are organised into four manufacturing areas, supported by packaging and warehousing and distribution functions.

     Sterile Lyophilization

     Lyophilization is a complex process of freeze-drying where the drug is frozen under vacuum and all water is removed, leaving behind a stable dry sterile powder that has a relatively long shelf life and is easily reconstituted into a liquid form prior to use. Products delivered in a lyophilised dosage form include injectable pharmaceuticals, vaccines, biotechnology proteins or peptides and diagnostic products.

     DPI's existing sterile manufacturing capabilities were recently enhanced by the addition of sterile lyophilization, which became fully operational and approved by the FDA in the latter half of 2001. This fully automated line includes a washer, depyrogenation tunnel, in-line filling machine, robot loaders and unloaders, freeze-drier and capper. This first freeze-drier has a capacity based on 11 square meters (120 square feet) of shelf space while the planned second unit, at twice that capacity, will essentially triple overall capacity once it is operational.

     This second lyophiliser, with 24 square metres (254 square feet) of freeze-drying shelf space, will be incorporated into the existing lyophilization facility, which currently houses the original highly automated, integrated system. The specialised facility was originally designed to readily accommodate this second lyophiliser at a cost significantly less than that of the initial installation with minimal disruption to ongoing production. Delivery and installation of the second unit is scheduled for December 2002. The two units, both of which are supplied by BOC Edwards, will provide total annual capacity equivalent to five to six million 10 mL-vials of lyophilised product.

     Other Sterile Products

     The Sterile Products Department ("SPD") includes preparation and pharmaceutical areas with manufacturing, filling and inspection rooms for the production of injectable liquids, topicals and sterile ophthalmic ointments. DRAXIS believes that DPI possesses one of the most modern facilities of its kind in Canada approved for the manufacture of sterile prescription pharmaceuticals for Canada, the United States and other global markets.

     Including the new lyophilization line, SPD covers approximately 17,100 square feet and is designed for segregated operations complemented by secure access controls.

     Computerised systems are utilised for both topical and automated ointment lines in order to optimise process control. Both of these lines are closed-loop systems to ensure sterile integrity. The sterile ointment system utilises a patented automated system to place tubes on the fillers, thereby minimising human intervention.

     The processes that are incorporated in the operation include aseptic manufacturing and filling; terminal sterilisation; clean in place; and sterilised in place. The dosage forms/product types manufactured include solutions in ampoules and vials, suspensions in drop dose form and ointments in tubes. The department currently has the capacity to fill vials ranging in size from 5 ml to 30 ml, ampoules ranging in size from 1 ml to 10 ml and 3.5 g tubes.

     Ointments, Creams and Liquids

     The 16,000 square foot Ointments, Creams and Liquids ("OCL") Department offers substantial flexibility in production scale. It utilises a gravity-fed system and incorporates segregated wash and clean storage areas for equipment.

     OCL batch capability varies from 200 to 18,000 litres. Interconnecting tanks can be utilised where required, thereby providing production flexibility. Fully automatic validated clean-in-place systems ensure the purity of each customer's product. OCL has four dedicated packaging lines. Product is pumped to two of the packaging lines and gravity fed to the other two lines. Dosage forms/product types manufactured include creams, ointments, lotions, syrups, shampoos, gels, suspensions and mouthwashes.

     Solid Dosage

     The solid dosage department covers approximately 10,300 square feet of space. Experienced operators work in one of two suites for granulating powders prior to compression into tablets or caplets: the first is designed for large batch blending, granulating and drying; while the second suite is equipped with smaller scale equipment that can be used for small production or pilot batches.

     After granulation, the powder is transferred to one of four isolated compression suites where tablets and caplets of various forms and sizes are manufactured. Each suite has its own testing equipment and cleaning area. The granulation and compression rooms are isolated and have purpose-built airflow systems to contain powder.

     Processes incorporated include wet granulation and direct compression. Dosage forms/product types manufactured include tablets in bottles and blisters, caplets in bottles and blisters, and powders.

     Packaging

     This department covers approximately 22,000 square feet and incorporates an open space with movable separations that provide a flexible packaging area with seven dedicated packaging lines. Segregated zones are defined for de-boxing, filling and secondary packaging. Bar coding insures complete control of all packaging components.

     The seven packaging lines consist of two lines for ointments and creams, two lines for tablets (bottles and blisters) and a sterile product automatic inspection and packaging line. An eighth packaging area is dedicated to small-quantity tablet filling. The inspection of finished sterile products includes automated inspection by a leak pinhole detector. An automatic inspection machine has been validated to detect particles in sterile products packaged in vials and ampoules. These products may also be inspected manually.

     Several product types can be accommodated, including: liquid filling, jars, bottle filling (glass and plastic), blisters, topicals, tablet bottles, gravity fed cream, ointment and liquid filling, vials, and ampoule packages.

     Warehousing and Distribution

     A five-tier pallet-racking warehouse has full height of 29 feet, covers approximately 39,000 square feet of space and has six shipping and receiving docks. The warehouse has separately locked areas including refrigeration units to control sensitive raw materials and finished goods.

Regulatory

     DPI's manufacturing operations are conducted in accordance with appropriate international regulatory standards, in particular cGMP requirements, and are subject to regular inspection by government regulatory agencies and customer inspection teams.

     Regulatory activities at DPI are under the direction of a Director of Quality who reports directly to the President of DPI.

     In October 2001, subsequent to an inspection during mid-2001, DPI received a letter of acceptance from the FDA to manufacture sterile lyophilised and sterile liquid injectable products.

Customers

     Third-Party Contract Manufacturing

     DPI manufactures prescription and non-prescription pharmaceutical products for more than 15 pharmaceutical companies (excluding the Company) pursuant to manufacturing supply contracts. Currently, DPI's two major customers are Warner-Lambert Consumer Healthcare, Division of Pfizer Canada Inc. and GSK.

     In March 2000, DPI entered into a five-year manufacturing and supply agreement with Warner-Lambert Consumer Healthcare, Division of Pfizer Canada Inc. covering several non-prescription products for the Canadian market including, Polysporin, Sudafed, Actifed and Zincofax. Manufacturing of these products commenced in early 2000.

     In December 2001, DPI entered into supply and related agreements with GSK for the renewal and expansion of an existing contract manufacturing relationship between the two companies. The agreements have an initial term to December 31, 2009 and cover all products currently manufactured for GSK plus several additional established, predominately sterile, products currently marketed by GSK in multiple international markets. Transfer activities related to the new products have been under way since early 2001. Commercial production is scheduled to be phased in during 2002 and 2003 as DPI receives regulatory approvals for product-specific site transfers.

     Inter-Company

     Commencing in early 2002, DPI became the FDA-approved manufacturing site for DRAXIMAGE's lyophilized Tc-99m Kits. In additional, it is intended that DPI will become the manufacturing site for Anipryl, following regulatory approval. DPI also provides warehousing, distribution and related services to DRAXIS Pharmaceutica.

Employees

     As at December 31, 2001, DPI's employees consisted of: 21 managerial employees, 90 salaried non-managerial employees and 103 unionised hourly employees. The unionised hourly employees are represented by the United Food and Commercial Workers International Union, Local 291P. The collective agreement between DPI and the union was negotiated early in 1998 with an initial five year term running from May 1, 1998 to April 30, 2003. DPI has a good relationship with the union.

Equity Partners

     In February 2000, SGF and senior management of DPI acquired a non-controlling equity interest through the subscription of treasury shares of DPI for aggregate net proceeds of $5.4 million. As a result of this subscription, the Company's equity interest in DPI was reduced to 65.9%.

     The shareholders of DPI are governed by the terms of a unanimous shareholders agreement that contains provisions standard to an investment of this nature, such as veto rights on certain decisions, restrictions on disposition of shares, rights of first refusal, piggy back rights and put and call provisions. The Company has call rights, which, if exercised, would assure SGF, depending on the call right being exercised, the fair market value of its shares or the greater of the fair market value of its shares plus a specified premium and of a specified minimum return on its investment. SGF's put rights are exercisable beginning in February 2005 or upon the occurrence of a hostile take-over of the Company. If SGF were to exercise its put rights, it would be entitled to the fair market value of its shares, as determined by an independent business valuator.

     SGF's sole shareholder is the Government of Quebec. SGF makes equity investments notably in the forest products, metals and minerals, chemicals, petrochemicals and plastics, health, high technology, agri-food, industrial logistics, machinery and equipment, transportation and recreational tourism industries in the Province of Quebec. SGF does not seek to take control of entities in which it invests but rather holds only minority interests.

     DPI's three year, $12 million capital plan will be financed through a combination of up to $7.4 million from the Company, SGF and certain management shareholders, up to $3.0 million in debt funding from Investissement Quebec and the remaining portion from internally generated funds. Following completion of the equity portion of the financing, it is expected that the Company's equity interest in DPI will increase to 66.1% from 65.9%.

Other Collaboration Agreements

     The Company has continuing financial interests associated with its collaboration agreements with Pfizer with respect to Anipryl and GlaxoSmithKline Consumer Healthcare with respect to the SpectroPharm line of products.

     Anipryl

     Beginning in 1990, the Company expanded on its knowledge and experience with l-selegiline by initiating directly on its own behalf, as well as through contract research arrangements, studies designed to investigate the potential of l-selegiline for companion animal use. This initiative ultimately resulted in the formation of its subsidiary DAHI, through which the Company developed and commercialised a companion animal health product, Anipryl.

     From March 1991 to November 1996, DAHI's common shares were publicly traded on NASDAQ. In November 1996, the Company took DAHI private in a mandatory share exchange transaction.

     In December 1997, the Company entered into an alliance with Pfizer whereby Pfizer was granted a perpetual exclusive license to market, sell and distribute Anipryl in exchange for non-refundable fees, royalties based on the worldwide sales of Anipryl, a manufacturing and supply agreement and a research collaboration.

     In December 1999, the Company and Pfizer Inc. amended the terms of the alliance whereby $9.0 million of potential additional non-refundable fees were eliminated in exchange for the Company receiving additional regulatory support for a potential new indication and additional manufacturing data. These potential additional non-refundable fees would have become payable if Pfizer had exercised its rights to acquire product registrations following regulatory approval of Anipryl in designated European countries.

     In April 2001, the Company received a payment of $1.5 million in respect of minimum royalty entitlements for the first three year period ended December 31, 2000.

     In December 2001, the Company and Pfizer Inc. further amended the term of the alliance (the "Second Amendment") whereby the Company received a payment of $3.1 million in respect of minimum royalty entitlements for the second and third three-year periods ended December 31, 2001 and 2002 and modifications to future royalty entitlements. The Second Amendment also resulted in all rights to Anipryl outside of North America reverting back to the Company, forfeiture of any additional minimum royalty entitlements and the termination of any future collaborative research on new indications or formulations for Anipryl.

     To December 31, 2001, the Company has received $28.1 million in non-refundable fees and $11.0 million in royalties and royalty-related payments.

     Under the amended arrangement, the Company will not be entitled to receive any additional non-refundable fees but will continue to earn royalties on Pfizer's sales of Anipryl in the United States and Canada. The $28.1 million of non-refundable fees already received from Pfizer have been deferred and are being recognised as revenue on a straight-line basis over the period to December 31, 2006.

     Anipryl is a selegiline product developed for use in veterinary prescriptive applications, particularly for use in dogs. The two indications for which Anipryl is currently approved are canine Cushing's disease and canine cognitive dysfunction syndrome ("CDS").

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

     The Company currently does not intend to pursue any additional or expanded indications for Anipryl.

     Anipryl is currently approved for sale in the following jurisdictions:

     Canada - the Canadian Bureau of Veterinary Affairs ("BVA") approved Anipryl for the control of clinical signs associated with canine Cushing's disease and CDS in October 1995 and February 1997, respectively;

     United States - the FDA granted regulatory approval to market and sell Anipryl in the United States for the treatment of canine Cushing's disease and CDS in June 1997 and September 1997, respectively;

     Australia - In December 1998, the National Registration Authority granted regulatory approval to market and sell Anipryl in Australia for the control of clinical signs associated with canine Cushing's disease and CDS;

     New Zealand - In May 2000, the New Zealand Animal Remedies Board granted regulatory approval to market and sell Anipryl in New Zealand for the control of clinical signs associated with canine Cushing's disease and CDS; and

     Brazil - In October 2000, the Brazilian Ministerio da Agricultura e de Abastecimento granted regulatory approval to market and sell Anipryl in Brazil for the control of clinical signs associated with canine Cushing's disease and CDS.

     In 1997, DAHI filed in Europe for regulatory approval of Anipryl by the decentralised procedure. This procedure allows DAHI to file the Anipryl submission in a country of its choice, and to designate five additional member states of the European Union as the countries that will review and approve the regulatory submissions. DAHI has chosen the United Kingdom as the country in which to file the initial Anipryl applications. Following approval to market Anipryl in the UK, filings will be made in the five member states. These five member states normally have 90 days to respond to these submissions. Following their approval of Anipryl, the UK Veterinary Medicine Directorate will act as DAHI's advocate in this procedure.

     DRAXIS may continue to seek veterinary regulatory approvals for Anipryl in other jurisdictions, as appropriate.

Sales and Marketing

     Under the terms of the amended arrangement, Pfizer will continue to market and sell Anipryl in the United States and Canada.

     DRAXIS intends to seek Anipryl marketing partnerships for countries outside North America.

Manufacturing

     DAHI's primary supplier of l-deprenyl for the production of Anipryl is Chinoin, and DAHI purchases its supply of l-deprenyl under a supply agreement with Chinoin dated October 1, 1990, as amended (the "Chinoin Supply Agreement"). The term of the Chinoin Supply Agreement ends on the earlier of (i) the tenth anniversary of the date of the first arm's-length sale in the United States or Canada of the product subsequent to obtaining regulatory approval, (ii) November 22, 2003, and (iii) an earlier date upon the occurrence of an event of force majeure or certain other events. In 1995, DAHI announced that it had developed the data required to qualify an alternative source of supply for l-deprenyl. Both the BVA and the FDA have accepted the data.

     Under its supply agreement with Pfizer, DAHI is entitled to designate a third-party supplier or to manufacture Anipryl itself in a qualified facility.

     Until recently, Anipryl was produced by a third-party contract manufacturer. During 2000, Pfizer qualified one of its own facilities to manufacture Anipryl for the North American marketplace.

     The Company intends to qualify DPI to manufacture Anipryl upon receipt of regulatory approval. The process is expected to be completed during 2002.

Competition

     The animal health marketplace is served, generally, by veterinary, agricultural or animal health divisions of large international pharmaceutical and chemical companies that are involved in research and development activities. Products resulting from their activities, may, in the future, compete directly with Anipryl.

     The Company is not aware of any other HPF, BVA or FDA approved product available at this time that competes directly with Anipryl. In the United States, the 1988 generic animal drug law offers marketing protection from veterinary generic applicants in the United States for a period of five years, until 2002, in the case of Anipryl. However, that law does not prevent other companies from repeating the full clinical New Drug Application process to seek FDA approval for a bio-equivalent product, nor does it prohibit human generic versions of Anipryl from being sold to veterinarians. Any such competitor, including sellers of a human or veterinary generic selegiline, would be subject to DAHI's United States and international patent rights.

     No significant competition for Anipryl from products approved for veterinary or human use has been experienced to date in Canada or the United States. However, there are two other treatments available that have not been approved in Canada or the United States to treat canine Cushing's disease but may be used off-label for canine Cushing's disease - Lysodren (mitotane) by Bristol Myers Squibb Co., which was approved for use in the treatment of human inoperable cancer of the adrenal gland, and Nizoral (ketoconazole) by Johnson & Johnson Inc. These competitive treatments work by selectively killing the outer layer of the adrenal gland, thereby limiting production of corticosteroid. Notwithstanding such off-label uses, the human generic version of Eldepryl is not approved for the treatment of canine Cushing's disease or CDS in Canada, the United States or elsewhere. The dosage required for dogs suffering from canine Cushing's disease and CDS, in most cases, is much higher than the human 5mg dose for selegiline. Veterinarians will have an incentive to prescribe the product actually approved for veterinary use that can be dispensed from their offices. Lastly, patents for the use of Anipryl for the treatment of dogs with conditions including canine Cushing's disease and CDS have now issued in Canada, the United States and other jurisdictions. DAHI is positioned to enforce its proprietary patent rights and defend itself against infringement by other parties.

     Ceva Sante Animale S.A. ("Ceva") currently markets a veterinary selegiline product under the brand name Selgian in certain European countries for treating behavioural problems of emotional origin in dogs. The Company believes that Ceva's product may infringe its patent rights in Europe. See Patents.

Patents

     In September 1992, the United States Patent and Trademark Office issued a patent to DAHI entitled "Use of l-deprenyl for Retention of Specific Physiological Functions." The patent claims specific uses of l-deprenyl for use in treating dogs. Similar patents have also issued to DAHI in Australia, New Zealand and at the European Patent Office. Six additional United States patents have also issued to DAHI. These patents cover various veterinary pharmaceutical uses of l-deprenyl. In March 1996, DAHI received from the United States Patent and Trademark Office a Notice of Allowance covering Anipryl to extend the life expectancy of dogs. DAHI has filed similar patent applications in Canada, Japan and other jurisdictions. In February 1997, the Canadian Intellectual Property Office issued a patent to the Company for the use of Anipryl in the treatment of dogs with conditions including canine Cushing's disease and CDS. In March 1997, the European Patent Office ("EPO") issued a patent to DAHI for the use of Anipryl for retarding the normal age-dependent deterioration of the cognitive process in dogs, also known as CDS.

     The European CDS patent is subject to an opposition procedure initiated by Ceva. DAHI submitted its response to the opposition in the second quarter of 1998 and made further submissions in 1999 and 2000. In December 2001, the EPO on oral hearing upheld DAHI's European CDS patent. Ceva has appealed this ruling.

     In August 1996, the United States Patent Office issued a patent to Ceva relating to the use of selegiline for treating behavioural disorders with change of mood in dogs and cats. A similar patent application was filed in 1994 with the Canadian Intellectual Property Office. A similar patent application in Europe was allowed in April 2000. Ceva's European patent is subject to an opposition procedure by DAHI. In December 2001, the EPO upheld Ceva's patent. DAHI has appealed this ruling.

     SpectroPharm Product Line

     In May 2000, the Company entered an arrangement with GlaxoSmithKline Consumer Healthcare, formerly Block Drug Company (Canada) Limited, with respect to the SpectroPharm line of non-prescription dermatology products, which included the sale of product rights by the Company in exchange for a non-refundable fee, the acquisition of inventory on hand, a supply agreement and a technical services arrangement. The $8.2 million received by the Company in respect of the SpectroPharm product rights has been deferred and is being recognised as revenue on a straight-line basis over the period to January 31, 2005.

Discontinued Operations (DRAXIS Pharmaceutica)

     In January 2002 the Company announced that it had entered into a binding letter of intent to sell its Canadian sales and marketing division (DRAXIS Pharmaceutica) to Elan for cash along with a participating interest based on Canadian sales of selected products included in the transaction, the value of acquired inventories and the assumption of certain liabilities. Under the proposed agreement, Elan will acquire substantially all of the operations, product rights and other assets and obligations of DRAXIS Pharmaceutica. Commencing with the quarter ended December 31, 2001, DRAXIS Pharmaceutica has been reported as a discontinued operation.

     DRAXIS Pharmaceutica markets and sells in-licensed pharmaceutical products in Canada with a current focus in neurology.

     DRAXIS Pharmaceutica has focussed primarily on innovative pharmaceutical products in specialty therapeutic areas where it can leverage its experience in regulatory affairs, the management of clinical trials, interfacing with the Patented Medicine Prices Review Board ("PMPRB"), private and public reimbursement, and pharmaceutical marketing and sales.

     Key business development transactions involving DRAXIS Pharmaceutica have included:

          - July 1996 - $0.7 million acquisition of TICAN Pharmaceuticals Inc. and its portfolio of prescription and non-prescription dermatology products;

          - February 1997 - $6.8 million acquisition of Spectro-Pharm Inc. including five non-prescription dermatology products;

          - September 1997 - signing of a framework agreement with Mylan Pharmaceuticals Inc. ("Mylan") for an ongoing collaboration pursuant to which DRAXIS Pharmaceutica would introduce in Canada Mylan products identified by the parties from time to time that fit the Company's strategic niches. The first product under this arrangement was Mylan's formulation of the anti-cancer drug paclitaxel;

          - May 1998 - renewal of an exclusive licensing agreement with Eli Lilly Canada Inc. ("Lilly") with respect to the Parkinson's drug Permax for a licensing fee of up to $6.1 million paid over a 10-year period;

          - June 1999 - licensing of the exclusive Canadian rights to eight neurology products from Elan Corporation plc for an up-front licensing fee of $12.0 million; and

          - 2000 - divestiture of the Company's dermatology product lines for aggregate net proceeds of $9.0 million including the sale of the SpectroPharm line of products to Block Drug Inc. (now part of GlaxoSmithKline Consumer Healthcare).

Overview of Canadian Pharmaceutical In-Licensing Market

     Due to financial and other considerations, multinational pharmaceutical companies may elect not to market directly certain of their products in Canada. In those situations, multinationals often choose to out-license their products to local firms that in turn, engage in marketing and sales activities. DRAXIS Pharmaceutica established its business to benefit from such out-licensing activities.

     DRAXIS Pharmaceutica competes in its niche markets with various integrated and non-integrated pharmaceutical companies that license and distribute prescription drugs in Canada. Companies with which DRAXIS Pharmaceutica may directly compete for Canadian product rights include Biovail Corporation and Paladin Labs Inc. Many of the division's competitors have significant financial and other resources, experience and expertise in research and development, manufacturing, testing, obtaining regulatory approvals, marketing and distribution of pharmaceutical products in the Canadian marketplace.

Marketed Products

     The following products are marketed in Canada by DRAXIS Pharmaceutica:

            Product               Indication                 Licensing Partner
          Permax               Parkinson's disease              Lilly
          Alertec              Narcolepsy                       Lafon/Cephalon
          Zanaflex             Spasticity                       Elan
          Diastat              Epilepsy                         Xcel
          Mysoline             Anti-convulsant                  Elan
          Eldepryl             Parkinson's disease              Somerset
          Novo-Selegiline      Parkinson's disease              Novopharm

     Permax

     Description - Permax (pergolide mesylate) is a D1 and D2 dopamine receptor agonist that is used either alone or as adjunctive therapy to levodopa in the management of Parkinson's disease. In contrast to other available dopamine agonists, Permax is the only long acting dopamine agonist that stimulates both D1 and D2 receptors.

     Licensing Partner - In 1994, DRAXIS acquired an exclusive sublicense from Lilly to market Permax in Canada. In May 1998, DRAXIS renewed its exclusive sublicense with Lilly. Pursuant to the renewal, Lilly will continue to manufacture Permax and to supply it exclusively to DRAXIS for marketing and distribution in Canada for a further 10-year period expiring on December 31, 2008, with automatic yearly renewals thereafter.

     Alertec

     Description - Alertec (modafinil) is a non-amphetamine that improves wakefulness without significant cardiovascular effects in patients with narcolepsy. In numerous controlled clinical trials, which have been supported by over two years of commercialisation in North America, Alertec has demonstrated a high degree of clinical efficacy and an excellent safety profile. Narcolepsy is a primary sleep disorder characterised by uncontrolled episodes of falling asleep at unexpected times and under unexpected conditions. Prior to the 1999 approval of Alertec, no treatment for narcolepsy had been approved in Canada since 1959. Alternative therapies for the treatment of narcolepsy, such as amphetamine-like stimulants, may have undesirable side effects such as overstimulation, nervousness and insomnia. In addition, such alternative therapies also have proven abuse potential and the development of tolerance, which results in increasing dosages to maintain therapeutic effectiveness. The Notice of Compliance recommended that Alertec be considered a controlled drug.

     Licensing Partner - In November 1992, DRAXIS entered into a license agreement with Laboratoire L. Lafon ("Lafon") for the right to market in Canada any product containing the compound modafinil. DRAXIS has agreed to purchase from Lafon all quantities of modafinil that it may require during the term of the agreement, and Lafon has agreed to supply such product or allow DRAXIS to take over the manufacture of such product. The agreement terminates in Canada 15 years after the date of the last HPF approval obtained for a dosage form of and/or a new indication for Alertec in Canada. In 2001, Lafon was acquired by Cephalon, Inc.

     Zanaflex

     Description - Zanaflex (tizanidine hydrochloride) is a short-acting alpha-2 adrenergic agonist indicated for the management of spasticity. Spasticity, a common complication of central nervous system disorders such as multiple sclerosis, spinal cord injury, stroke, cerebral palsy and brain injury, is characterised by abnormal increases in muscle tone (tension). The condition causes stiffness or rigidity, restricting normal movement and produces painful muscle spasms that are frequently debilitating. The Company estimates that there are approximately 50,000 Canadians with multiple sclerosis and 30,000 with some form of spinal cord injury of which 25% to 50% require medication to control spasticity.

     Licensing Partner - Zanaflex is licensed from Elan for a term to December 31, 2008. Under the terms of the license agreement, Elan supplies the manufactured product to DRAXIS and provides liaison assistance with respect to regulatory and marketing issues for the Canadian market.

     Diastat

     Description - Diastat (diazepam rectal gel) is a unique formulation of diazepam designed to control breakthrough epileptic seizures in the management of selected refractory patients with epilepsy on stable regimes of anti-epilepsy drugs who require intermittent use of diazepam to control bouts of seizure activity. It is available in the form of a special prefilled, single-dose delivery system that is administered rectally by a parent or caregiver. The Company estimates that approximately 300,000 Canadians suffer from epilepsy or seizure disorders and that approximately 30% of these patients do not obtain satisfactory seizure control with current anti-convulsants.

     Licensing Partner - Diastat was originally licensed from Elan for a term to December 31, 2008. In March 2001, Elan transferred, with the Company's consent, the Canadian rights for Diastat to Xcel Pharmaceuticals, Inc., ("Xcel") a speciality pharmaceutical company. Under the terms of this agreement, Xcel assumed Elan's responsibility to supply the manufactured product to the Company and provide liaison assistance with respect to regulatory and marketing issues for the Canadian market.

     Mysoline

     Description - Mysoline (primidone) is an anti-convulsant drug to treat epilepsy and seizure disorders. Epilepsy, the term used to describe a variety of seizure disorders, is one of the most common disorders of the central nervous system, affecting more than 300,000 Canadians. Characterised by the tendency to have recurrent seizures, epilepsy is when the electrical balance in the brain is disturbed. When this occurs, the corresponding physical reaction to the increased electrical activity is the seizure.

     Licensing Partner - Mysoline is licensed from Elan and had previously been marketed in Canada by another pharmaceutical company. DRAXIS assumed the marketing and selling responsibility of Mysoline in Canada in January 2000. Under the terms of the Elan agreement, Wyeth-Ayerst Canada, Inc. supplies Mysoline to DRAXIS with Elan's liaison assistance with respect to regulatory and marketing issues for the Canadian marketplace.

     Eldepryl

     Description - Eldepryl (selegiline hydrochloride) is a selective monoamine oxidase-type B ("MAO-B") inhibitor used in the treatment of Parkinson's disease. MAO-B is an enzyme that degrades the structure of certain compounds, such as dopamine, which regulate various physiological functions, including certain aspects of central nervous system activity. Dopamine is a neurotransmitter that facilitates movement, posture, balance and walking. Eldepryl has several common or generic names, including selegiline hydrochloride, selegiline and l-deprenyl.

     Licensing Partner - Under a sublicense agreement dated February 9, 1988 (the "Somerset License") with Somerset Pharmaceuticals, Inc., DRAXIS acquired the exclusive right to market Eldepryl in Canada. The Somerset License will expire upon the expiration of Somerset's license with Chinoin, which expires on November 22, 2003 and may be renewed for successive five-year terms with the agreement of the parties thereto.

     Novo-Selegiline

     Description - Novo-Selegiline (selegiline hydrochloride) is a generic, selective MAO-B inhibitor used in the treatment of Parkinson's disease and was developed in partnership with Novopharm Limited ("Novopharm") (now beneficially owned by Teva Pharmaceutical Industries Ltd.) in response to the generalisation of the Canadian selegiline hydrochloride molecule. Novo-Selegiline competes for selegiline prescriptions with Eldepryl(R) and five other generic selegiline products. Including sales of Eldepryl, the Company estimates that DRAXIS has approximately 65% of the Canadian selegiline market.

     Licensing Partner - In December 1993, DRAXIS entered into a five-year distribution agreement with Novopharm with respect to the sale of Novo-Selegiline. Under the agreement, DRAXIS currently records all sales of Novo-Selegiline as revenues and retains 50% of the net profit therefrom. In addition, Novopharm retains responsibility for all aspects of the Canadian marketing and distribution of Novo-Selegiline as the Company's sole Canadian distributor. In September 1998, Novopharm agreed to extend the agreement on the same terms and conditions for a further five years from its expiry date in December 1998.

Recently Approved Products

     DRAXIS currently has Canadian regulatory approval for, but has not yet launched the following products:

              Product                  Indication              Licensing Partner
          Hectorol               Secondary hyperparathyroidism     Bone Care
          Levulan Kerastick      Actinic keratoses                 DUSA

     Hectorol

     Description - Hectorol (doxercalciferol, a synthetic D-hormone analogue derived from Vitamin D2) is indicated for the reduction of elevated parathyroid hormone ("PTH") levels in the management of secondary hyperparathyroidism in patients undergoing chronic renal dialysis. The consequences of poor PTH management are often severe, and in some long-term cases, life threatening. Elevated PTH contributes directly to many of the pathophysiological conditions seen in chronic renal failure patients.

Elevated PTH plays a role in the development of left ventricular hypertrophy, myocardial fibrosis and abnormal lipid metabolism. Elevated PTH levels have also the well-known negative effect on bone growth and turn over, conditions collectively referred to as renal osteodystrophy.

     Recent Developments - In May 2001, DRAXIS obtained from the HPF a Notice of Compliance approving the oral formulation of Hectorol in the treatment of secondary hyperparathyroidism. This product is not included in the proposed sale of DRAXIS Pharmaceutica to Elan. The Company is reviewing possible partnering arrangements for the commercialisation of this product.

     Licensing Partner - In March 1990, Bone Care International, Inc. ("Bone Care") granted to DRAXIS an exclusive Canadian license to market Hectorol for treating osteoporosis. In March 1996, the license was extended to all other metabolic bone diseases, including renal osteodystrophy and secondary hyperparathyroidism. The license also covers all know-how developed by or on behalf of Bone Care relating to the use of Hectorol for those indications. The initial term of the license agreement expires on the expiration of the last of all Canadian patent application and patents issuing therefrom which Bone Care owns or controls related to Hectorol for all indications licensed to the Company. The term renews automatically thereafter from year to year unless terminated under certain conditions. Under its license agreement with Bone Care. Bone Care is required to provide reasonable technical and other assistance, including all data and information Bone Care submits to the FDA and any other regulatory agency to support its request for such approval in the U.S. DRAXIS has agreed to purchase its requirements of Hectorol from Bone Care.

     Levulan Kerastick

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

     Recent Developments - In June 2001, DRAXIS obtained from the HPF an Notice of Compliance granting approval to market Levulan Kerastick Photodynamic Therapy
(PDT) in Canada for the treatment of Actinic Keratoses.

     Licensing Partner - In October 1991, DUSA, PARTEQ and DRAXIS entered into an agreement (the "Assignment Agreement") under which DUSA assigned to DRAXIS its rights and obligations under the PARTEQ License insofar as they relate to Canada. In addition, DUSA has agreed to disclose to DRAXIS, on an ongoing basis, any technology available to DUSA and relating to the subject matter of the PARTEQ License that would assist DRAXIS in developing the Canadian market. As of March 11, 1998, DUSA and PARTEQ amended and restated the PARTEQ License (the "Amended PARTEQ

License"). DUSA has the right to terminate the Amended PARTEQ License with or without cause upon 90 days' notice. The Amended PARTEQ License is effective through the expiration date of the latest United States patent made subject to the Amended PARTEQ License. PARTEQ, DUSA and DRAXIS revised the Assignment Agreement to conform its terms to the Amended PARTEQ License.

Products Under Development

     DRAXIS holds the Canadian rights to the following products currently under development:

            Product                 Indication             Licensing Partner
          MYOBLOC          Cervical dystonia                    Elan
          Frovatriptan     Migraine                             Elan
          Ziconotide       Severe pain                          Elan
          Zonegran         Epileptic seizures                   Elan
          Zelapar          Parkinson's disease                  Elan
          Paclitaxel       Refractory breast and ovarian        Mylan
                           cancer

     MYOBLOC

     Description - MYOBLOC (botulinum toxin type B) is a treatment for cervical dystonia, a painful chronic disorder caused by a group of muscles performing an involuntary sustained contraction in the neck and shoulder region. Management estimates that cervical dystonia affects 50,000 people in the United States and about the same number of people in Europe. Although cervical dystonia can be triggered by physical trauma, in most cases its causes are unknown. MYOBLOC interrupts cholinergic transmission causing a relaxation in affected muscles and thereby relieving involuntary muscle contraction and pain.

     Regulatory Status - MYOBLOC is approved for sale and is being marketed in the U.S. by Elan. A New Drug Submission for MYOBLOC has been filed in Canada and discussions with the HPF are ongoing.

     Licensing Partner - MYOBLOC is licensed from Elan for a term to December 31, 2008. Under the terms of the license agreement, Elan will supply the manufactured product to DRAXIS and will provide liaison assistance with respect to regulatory and marketing issues for the Canadian market.

     Frovatriptan

     Description - Frovatriptan is a 5 HT 1B/1D receptor agonist for the acute treatment of migraine. There are approximately 3.2 million migraine sufferers in Canada with a ratio of approximately three female suffers to every one male sufferer.

     Regulatory Status - Frovatriptan is approved for sale and will be co-promoted in the United States under the brand name Frovelan by Elan and UCB Pharma, Inc. A New Drug Submission for Frovatriptan has been filed in Canada and discussions with the HPF are ongoing.

     Licensing Partner - Frovatriptan is licensed from Elan for a term to December 31, 2008. Under the terms of the license agreement, Elan will supply the manufactured product to DRAXIS and will provide liaison assistance with respect to regulatory and marketing issues for the Canadian market.

     Ziconotide

     Description - Ziconotide is a non-opiate novel N-type neuronal calcium channel blocker being developed for the treatment of chronic intractable pain such as for patients with cancer. Ziconotide will initially be used in Canada for intra-thecal pump implant pain management.

     Regulatory Status - An FDA "approvable" letter was issued to Elan in June 2000 with respect to Ziconotide, which is referred to in the United States under the brand name Prialt. The Company understands that additional data on Prialt is required by the FDA as a pre-condition to US approval. In December 2000 a New Drug Submission for Ziconotide was filed under the Priority Review Process of the HPF and was subsequently withdrawn pending the provision of the additional data requested by the FDA.

     Licensing Partner - Ziconotide is licensed from Elan for a term to December 31, 2008. Under the terms of the license agreement, Elan will supply the manufactured product to DRAXIS Pharmaceutica and will provide liaison assistance with respect to regulatory and marketing issues for the Canadian market.

     Zonegran

     Description - Zonegran is a novel anti-convulsant drug for the adjunct treatment of epileptic seizures. The Company believes that in Canada there are 14,000 new cases of epilepsy diagnosed each year with 60% affecting young children or the elderly. Zonegran's mechanism of action is accomplished through the modulation of T-type calcium channels combined with a sodium channel blocking effect. Zonegran is licensed by Elan from Dainippon Pharmaceutical Corp., Ltd., and is currently the third-best-selling anti-convulsant drug in Japan. As a result, there is a considerable body of safety and efficacy information available regarding Zonegran.

     Regulatory Status - Zonegran is approved for sale and is being marketed in the United States by Elan. A New Drug Submission for Zonegran has been filed in Canada and discussions with the HPF are ongoing.

     Licensing Partner - Zonegran is licensed from Elan for a term to December 31, 2008. Under the terms of the license agreement, Elan will supply the manufactured product to DRAXIS and will provide liaison assistance with respect to regulatory and marketing issues for the Canadian market.

     Zelapar

     Description - Zelapar (selegiline hydrochloride) is a formulation of selegiline hydrochloride formulated as a sublingual tablet that rapidly dissolves in the mouth facilitating use for many Parkinson's disease patients. Zelapar utilises Scherer's proprietary Zydis fast-dissolving technology, designed for oral administration in a convenient formulation.

     Regulatory Status - Zelapar is in pre-New Drug Submission development in Canada.

     Development Partner - Zelapar is licensed from Elan for a term to December 31, 2008. Under the terms of the license agreement, Elan will supply the manufactured product to DRAXIS and will provide liaison assistance with respect to regulatory and marketing issues for the Canadian market.

     Paclitaxel

     Description - Paclitaxel is a novel, anti-tumour agent referred to in some scientific and medical literature as "taxol." Paclitaxel is currently marketed under the brand name Taxol by Bristol-Myers Squibb Co. In June 1998, DRAXIS filed with the HPF a New Drug Submission for paclitaxel and the HPF has completed its review process. Prior to approval, DRAXIS must comply with Canadian Patented Drugs Regulations in respect of generic competition. Mylan, from whom DRAXIS licenses paclitaxel, is currently assessing the status of patent infringement litigation in Canada regarding paclitaxel and the Company has agreed to defer launch in Canada until such issues have been clarified. This product is not included in the proposed sale of DRAXIS Pharmaceutica to Elan.

     Licensing Partner - In January 1997, DRAXIS acquired from Mylan the exclusive Canadian marketing rights to the Mylan formulation of paclitaxel. Under the agreement, Mylan will provide DRAXIS with all of its submissions to the FDA as well as any additional clinical or other data relating to the product. DRAXIS is responsible for obtaining HPF approval for the product and for the marketing, distribution and sale of the product in Canada. DRAXIS and Mylan will share the profits from marketing and selling paclitaxel in Canada according to a formula agreed to between the parties. Mylan has obtained from Phytogen Life Sciences Inc. of Vancouver, British Columbia, the exclusive right to manufacture, market and distribute a formulated dosage form of paclitaxel in Canada, the United States and Mexico, using bulk fine chemical paclitaxel produced by Phytogen.

Principal Markets

     DRAXIS Pharmaceutica markets products in Canada only.

Employees

     As at December 31, 2001, DRAXIS Pharmaceutica had 18 employees broken down as follows: general management and administration (3), new product development
(2), marketing (5), and sales (8).

Distribution

     DPI provides warehousing, distribution and related services to DRAXIS Pharmaceutica.

Patents

     Patents have been issued, or applied for, in Canada covering many of the products and technologies licensed from strategic partners, including those that are under development. A number of the Company's strategic partners, including Elan, have also filed numerous product patent applications in several other countries in relation to the products marketed by DRAXIS Pharmaceutica.

Government Regulation

     The Company's business is governed by a variety of industry-specific statutes and regulations in Canada, the United States and other countries.

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

     In the United States, new drugs require FDA approval of a marketing application (i.e., a New Drug Application or a Product License Application) prior to commercial sale. To obtain marketing approval, data from adequate and well-controlled clinical investigations, demonstrating to the FDA's satisfaction a new drug's safety and effectiveness for its intended use, are required. Such data is generated in studies conducted under an Investigational New Drug Application. Clinical studies are characterised as Phase I, Phase II and Phase III trials. In a marketing application, the applicant must also demonstrate the identity, potency, quality and purity of the active ingredients of the product involved and the stability of these ingredients. Further, the manufacturing facilities, equipment, processes and quality controls for the new drug must comply with prescribed cGMP for drugs or biologic products, both in a pre-licensing inspection and in subsequent periodic inspections after licensing. Failure to demonstrate that a drug can be commercially manufactured in accordance with strict regulatory guidelines will preclude approval of the drug. Regulatory approvals must be received before moving the production of a product to a new manufacturing site, and such approvals may cause delays in the production, supply and marketing of a product.

     The process of completing clinical trials and obtaining regulatory approvals for a new drug will, in general, take a number of years and may require the expenditure of substantial resources. Once a New Drug Application/New Drug Submission or Product License Application is submitted, there can be no assurance that the HPF or FDA will review and approve the application in a timely manner. In certain limited circumstances, the HPF will permit an New Drug Submission to be subject to a priority review. The HPF's Priority Review Process allows for a faster review to make available promising drug products for life-threatening or severely debilitating conditions for which there are few effective therapies already on the market. Even after initial approval has been obtained, further studies, including post-marketing studies, may be required to provide additional data on safety necessary to gain approval for the use of the product as a treatment for clinical indications other than those for which the product was initially tested. The HPF and FDA may also require post-marketing surveillance programs to monitor a product's side effects. Results of post-marketing programs may limit or expand the further marketing of products. A serious safety or effectiveness problem involving an approved new drug may result in HPF or FDA action requiring withdrawal of the product from the market and possible civil action.

     The Special Access Program of the Therapeutic Products Directorate of Health Canada is responsible for authorising the sale of pharmaceutical, biologic and radiopharmaceutical products that are not yet approved in Canada to treat patients in emergencies who have a serious or life-threatening illness when conventional therapies have failed or are unsuitable.

     Medical devices such as DRAXIMAGE's BrachySeed do not require the detailed approval process for therapeutic drugs. If the device is "substantially equivalent" to one currently marketed, as is the case with BrachySeed, then the approval period can be as short as 90 days since no clinical trials are required. In the United States this process is called a 510-K approval.

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

Patent Protection and Price Controls

     Companies that have invented human or veterinary drugs can apply for patent protection virtually world-wide, subject to strict rules relating to timing, subject matter and the scope of protection sought. Patents can cover many aspects of a pharmaceutical product, including the drug itself, processes for preparing the drug, delivery systems and new uses. Patents do not, however, guarantee that the owner of the patent or its licensee can utilise the patented invention because there may be pre-existing governing rights. While a patent permits the owner or its licensee to prevent others from doing what is covered by the patent, competitors are always free to market products that do not infringe the particular patent, provided such competitors otherwise comply with health regulatory requirements.

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

Organizational Structure

     The following chart illustrates the corporate organisation and jurisdictions of the Company and its significant affiliates as at December 31, 2001:

[CHART]

                               DRAXIS HEALTH INC.
                                    (CANADA)

                  65.9%
Draximage       Draxis              DAHI                DAHI
  Inc.          Pharma             Animal              Animal
(Canada)         Inc.              Health              Health
               (Canada)         (New Zealand)          (U.K.)
                                 Pty Limited          Limited
   Canadian Companies           (New Zealand)        (England)

                                   International Companies

                Deprenyl             DAHI
                Animal               LLC
                Health           (Delaware)
                 Inc.
              (Louisiana)

  DAHI          Draxis                 All companies are
 Nevada        U.S. Inc.               100% owned except
  Inc.        (Delaware)               as noted.
(Nevada)

    U.S. Companies


Property, Plants and Equipment

     The Company's operating facility is its owned 242,000 square foot pharmaceutical manufacturing facility which houses DRAXIMAGE and DPI. The facility is located at 16751 Trans-Canada Road, Kirkland, Quebec, Canada, H9H 4J4.

     The Company believes all of the above noted properties are suitable and adequate for its business purposes as presently contemplated.

     For information concerning the Company's capital expenditures and methods of financing, please see Item 5: Operating and Financial Review and Prospects.

Item 5.   Operating and Financial Review and Prospects

     The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's consolidated audited financial statements and notes thereto for the year ended December 31, 2001.

     All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles ("GAAP"), unless otherwise indicated.

Overview

     DRAXIS is an integrated pharmaceutical company focused in two specialty segments: the development, production, marketing and distribution of radiopharmaceuticals through DRAXIMAGE Inc. ("DRAXIMAGE") and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. ("DPI").

     The Company believes that both its radiopharmaceutical and manufacturing businesses have significant long-term growth potential and has invested considerable financial and management resources in developing these businesses including:

     - $6.5 million of investments establishing sterile lyophilization (freeze-drying) capabilities at DPI to provide in-house manufacturing of the Company's radiopharmaceutical imaging kits as well as third-party contract manufacturing services;

     - $4.7 million of investments in the construction and later expansion of DRAXIMAGE's radiopharmaceutical production facilities and capabilities, including its robotic manufacturing line;

     - $0.8 million of investments to enhance DPI's and DRAXIMAGE's capabilities and regulatory compliance;

     -    The continued development of the DRAXIMAGE product pipeline including:
          BrachySeed, Fibrimage, Amiscan, and INFECTON.

     These initiatives are consistent with the Company's general business strategy of:

     - Focusing on specialty pharmaceutical markets in which the Company can develop and sustain competitive advantage;

     - Developing new pharmaceutical products and services consistent with the Company's strengths and capabilities;

     -    Pursuing growth opportunities with international market potential; and

     -    Leveraging alliances with business partners, when appropriate.

     In 1999, the Company initiated a strategic review of its operations from the perspective of enhancing shareholder value. Following completion of this strategic review, the Company resolved to focus on its radiopharmaceutical and manufacturing platforms, which has resulted in two corporate developments: the divestiture of the Company's dermatology product lines in 2000 and the January 2002 announcement that the Company had entered into a binding letter of intent to divest of substantially all of the assets of its Canadian prescription pharmaceutical sales and marketing business ("DRAXIS Pharmaceutica").

     The Company achieved a number of significant accomplishments since the beginning of fiscal 2001 including:

     -    Record financial results from continuing operations:

          - Consolidated revenues of $33.0 million, an increase of 13.1% over 2000, including a 19.1% increase in products sales

          - Consolidated earnings before interest, taxes, depreciation, amortization, research and development and non-recurring items ("EBITDARD") of $5.0 million, an increase of 41.0% over 2000

          - Consolidated net income before non-recurring items of $1.9 million, or $0.05 per share

          - Record financial results for both the radiopharmaceutical and manufacturing businesses

     -    Regulatory approvals of manufacturing facilities:

          - U.S. and Canadian approvals of the recently expanded radiopharmaceutical manufacturing facility

          - U.S. acceptance to manufacture sterile lyophilized and sterile injectable products and the subsequent site-transfer approval for the in-house production of the first lyophilized radiopharmaceutical product

     - Advances in BrachySeed, the Company's proprietary second-generation radioactive implant for the treatment of prostate cancer:

          -    U.S. and Canadian launches of BrachySeed I-125

          -    U.S. and Canadian approvals of BrachySeed Pd-103

     -    New long term manufacturing supply agreements with:

          - GlaxoSmithKline for several established, predominantly sterile, products for multiple international markets

          - Bracco Diagnostics Inc. for sodium iodide I-131 radiotherapy capsules for the U.S. market and the commencement of shipments of this product in October 2001

     - Commencement of Phase II trials for Amiscan, a technetium-99m-based radiopharmaceutical for the imaging of heart attacks

     - Business development transactions consistent with the Company's strategic plan:

          - In-licensing of INFECTON, a technetium-99m-based radiopharmaceutical for imaging infection from, British Technology Group

          -    The January 2002 agreement to divest DRAXIS Pharmaceutica

     Previously, the Company had indicated that in 2001 it expected consolidated revenues to grow by 15-20% and to report positive net income from continuing operations.

     Revenues for 2001 (including both continuing and discontinued operations) totalled $40,083,000, an increase of 13.0% over $35,486,000 in 2000. Although the Company reports its financial results in U.S. dollars, a substantial portion of the Company's revenues are denominated in Canadian dollars. During 2001, reported revenues were negatively affected as a result of the depreciation in the value of the Canadian dollar relative to the U.S. dollar. Had the average exchange rate in 2001 remained at 2000 levels, reported revenues in 2001 would have grown at 18% over 2000.

     As compared to 2000, revenues in 2001 for the Company's core radiopharmaceutical and manufacturing businesses increased 16.9% and 32.2%, respectively.

     2001 net income, before the non-cash charge of $3,300,000 associated with the revaluation of income tax assets, of $1,716,000, or $0.05 per share, was in line with Company's expectations for the year.

Change in Accounting Convention and Reporting Currency

     The Company adopted U.S. GAAP and U.S. dollars as its primary financial reporting convention, beginning with the first quarter of 2001. This change was influenced by the Company's desire to better meet the needs of shareholders in assessing the Company's financial performance by following accounting practices which are consistent with the majority of its customers and peer companies.

Change in Accounting Policy

     Effective January 1, 2000, the Company changed its policy with respect to revenue recognition of non-refundable fees received in connection with collaboration agreements whereby such fees are deferred and recognized as revenue ratably over the contract period. This new policy is consistent with the guidelines contained in the U.S. Securities and Exchange Commission Staff Accounting Bulletin #101, "Revenue Recognition in Financial Statements," dated December 1999. In 2000, $19,900,000, or $0.55 per share, representing the cumulative effect of this change in policy, was charged to earnings. Previously, such fees had been recognized as revenue, based on contractual entitlements and when receipt was reasonably assured.

Discontinued Operations

     On January 23, 2002, the Company announced that it had entered into an agreement to divest of substantially all of the operations, product rights and other assets and obligations which together constitute DRAXIS Pharmaceutica.

     Prior to the quarter ended December 31, 2001, DRAXIS Pharmaceutica's operations had been included in the Company's Canadian Pharmaceuticals segment along with deferred revenue and amortization associated with the Company's collaboration agreement involving the previously divested SpectroPharm line of products.

     Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and all comparative periods presented have been restated.

Definition of Segments

     In conjunction with the commencement of reporting the results of operations of DRAXIS Pharmaceutica as a discontinued operation, the Company has modified the definition of its business segments. Commencing in the fourth quarter of 2001, the Company's results of operations will be reported within three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other.

Recent Pronouncements

     For a summary of recent pronouncements, see Note 28 to the Company's 2001 consolidated financial statements.

Non-GAAP Measures

     In order to provide more meaningful analysis of operating performance and financial results, management uses measures of income such as EBITDARD, EBITDA (pre-R&D), EBITDA and net income and earnings per share before non-recurring items, which do not include certain charges. Such measures are used consistently and explicitly defined, and excluded charges are clearly identified.

CONSOLIDATED RESULTS OF OPERATIONS1

                                                                               Years Ended December 31,
                                                                 2001                2000                 1999
                                                                 ----                ----                 ----
                                                           (in thousands of U.S. dollars, except share related data)
                                                                                  (U.S. GAAP)
Revenues
         Product sales                                         $   26,232         $   22,019           $   22,047
         Royalty and licensing                                      6,752              7,132                2,338
-----------------------------------------------------------------------------------------------------------------
                                                                   32,984             29,151               24,385
-----------------------------------------------------------------------------------------------------------------
Cost of goods sold                                                (21,801)           (18,237)             (16,286)
SG&A                                                               (6,207)            (7,385)              (7,219)
-----------------------------------------------------------------------------------------------------------------
EBITDA(2) (pre-R&D)                                                 4,976              3,529                  880
R & D                                                              (1,279)            (1,027)                (748)
-----------------------------------------------------------------------------------------------------------------
EBITDA(2)                                                           3,697              2,502                  132
Depreciation and amortization                                      (2,436)            (2,318)              (1,823)
Non-Recurring Items:
Restructuring charges                                                  --               (434)                  --
Other income                                                           --                411                1,819
Cumulative effect of accounting change                                 --            (19,900)                  --
Revaluation of tax assets                                          (3,300)                --                   --
         Financial (net)                                              (25)              (637)                (919)
         Income tax recovery (provision)(3)                           410                330                  (99)
         Minority interest                                            286                338                   --
         Loss from discontinued operations                           (216)              (630)              (4,580)
-----------------------------------------------------------------------------------------------------------------
         Net loss                                              $   (1,584)        $  (20,338)          $   (5,470)
-----------------------------------------------------------------------------------------------------------------
         Net income (loss):

                                                                            Years Ended December 31,
                                                                 2001                2000                 1999
                                                                 ----                ----                 ----
                                                           (in thousands of U.S. dollars, except share related data)
                                                                                  (U.S. GAAP)
From  continuing  operations  before  revaluation of tax
assets and cumulative effect of accounting change              $    1,932         $      192           $     (890)
Revaluation of tax assets                                          (3,300)                --                   --
Cumulative effect of accounting change                                 --            (19,900)                  --
Loss from discontinued operations                                    (216)              (630)              (4,580)
-----------------------------------------------------------------------------------------------------------------
                                                               $   (1,584)        $  (20,338)          $   (5,470)
-----------------------------------------------------------------------------------------------------------------
         Basic income (loss) per share
From  continuing  operations  before  revaluation of tax
assets and cumulative effect of accounting change              $    0.053         $    0.005           $   (0.026)
Revaluation of tax assets                                          (0.090)                --                   --
Cumulative effect of accounting change                                 --             (0.548)                  --
Loss from discontinued operations                                  (0.006)            (0.017)              (0.135)
-----------------------------------------------------------------------------------------------------------------
                                                               $   (0.043)        $   (0.560)          $   (0.161)
=================================================================================================================

(1) Commencing with the fourth quarter of 2001, DRAXIS Pharmaceutica has been accounted for as discontinued operations and comparative periods have been restated accordingly.

(2) Earnings from continuing operations before depreciation and amortization, non-recurring items, interest, other income, income taxes and minority interest.

(3)       Excludes revaluation of tax assets.

Comparison of 2001 to 2000

     Consolidated revenues from continuing operations for the year ended December 31, 2001 of $32,984,000 were an annual record for the Company, representing an increase of 13.1% over the $29,151,000 in 2000. A 19.1% increase in product sales was partly offset by a 5.3% decline in royalty and licensing revenue due to a decline in the amount of additional Anipryl minimum royalty earned in 2001 as compared to the $1,456,000 earned in 2000.

     Cost of goods sold increased in 2001 to 83.1% of product sales from continuing operations from 82.8% for the same period in 2000 due to a change in revenue mix.

     Selling, general and administration expenses associated with continuing operations of $6,207,000, or 23.7% of product sales from continuing operations, in 2001 represented a substantial decline as compared to the $7,385,000, or 33.5% of product sales from continuing operations, in 2000.

     EBITDARD from continuing operations of $4,976,000 in 2001 was an annual record for the Company, representing an increase of 41.0% compared to $3,529,000 in 2000.

     Research and development expenditures associated with continuing operations increased to $1,279,000 in 2001 as compared to $1,027,000 in 2000 due to increased development activity involving the Company's radiopharmaceutical product pipeline and non-recurring charges totalling $196,000 associated with license payments for INFECTON and BrachySeed.

     The only significant non-recurring item in 2001 was a $3,300,000 charge associated with the revaluation of the Company's income tax assets. Non-recurring items in 2000 included a $19,900,000 charge representing the cumulative effect of the change in accounting policy, a $434,000 restructuring charge related to the divestiture of the Company's dermatology product lines and a $411,000 gain on the sale of dermatology product rights.

     Depreciation and amortisation expense associated with continuing operations of $2,436,000 in 2001 increased 5.1% as compared to 2000, following the commencement of depreciation charges on completed capital projects.

     Net financial items associated with continuing operations in 2001 were an expense of $25,000 as compared to expense of $637,000 for 2000. 2001 results were positively impacted by $378,000 in foreign exchange gains arising from the stronger U.S. dollar relative to the Canadian dollar.

     Minority interest in 2001 contributed positively to net income by $286,000, a $52,000 decline compared to 2000 due to the reduction in DPI's net losses.

     Revenues from discontinued operations of $7,099,000 in 2001 represented a 12.1% increase over 2000 and was the major factor contributing to a $414,000 improvement in the net loss from discontinued operations, from a loss of $630,000 in 2000 to a loss of $216,000 in 2001.

     In 2001 the Company recorded an income tax expense associated with continuing operations of $2,890,000 as compared to an income tax benefit of $330,000 in 2000.

     In June 2001, the Governments of Canada and Ontario enacted legislation implementing gradual reductions in their respective corporate income tax. Following full implementation of the reductions, the effective tax rate applicable to the Company's Canadian operations will decline to approximately 31%. Accordingly, in 2001, the Company recorded a non-cash charge of $3,300,000 to reduce the carrying value of its deferred income taxes. Although this development caused the Company to reduce the carrying value of its income tax assets, future periods will benefit from a significant reduction in Canadian income tax rates.

     Excluding the $3,300,000 non-recurring charge, in 2001 the income tax benefit would have been $410,000. The change in the effective tax rate from 2000 to 2001 is largely attributable to a change in the mix of income across tax jurisdictions in which the Company operates and reconciling differences between income for accounting and tax purposes.

     Net income from continuing operations, before the charge associated with revaluation of tax assets, of $1,932,000, or $0.053 per share, for 2001 represents a $1,740,000, or $0.048 per share, improvement from income of $192,000, or $0.005 per share, in 2000 before the charge associated with the cumulative effect of the change in accounting policy.

     The weighted average number of common shares outstanding in 2001 increased to 36,587,794, a 0.7% increase over 2000 due to the exercise of options.

Comparison of 2000 to 1999

     Consolidated revenues from continuing operations for the year ended December 31, 2000 of $29,151,000 represented an increase of 19.5% over the $24,385,000 in 1999. Product sales were largely unchanged year-over-year with increases in radiopharmaceutical and manufacturing product sales offsetting the decline in dermatology product sales following the sale of this product line in 2000. Royalty and licensing revenue increased from $2,338,000 to $7,132,000 as a result of deferred revenue accounting for the May 2000 SpectroPharm transaction. The net proceeds from this transaction were deferred and are being recognised as revenue over the period to February 2005.

     Cost of goods sold increased in 2000 to 82.8% of product sales from continuing operations, from 73.9% for the same period in 1999 due to a change in revenue mix.

     Selling, general and administration expenses associated with continuing operations of $7,385,000, or 33.5% of product sales from continuing operations, compares with $7,219,000, or 32.7% of product sales from continuing operations, in 1999.

     EBITDARD from continuing operations of $3,529,000 in 2000 compares to $880,000 in 1999.

     Research and development expenditures associated with continuing operations increased to $1,027,000 in 2000 as compared to $748,000 in 1999 due to increased development activity involving the Company's radiopharmaceutical product pipeline.

     Non-recurring items in 2000 included a $19,900,000 charge representing the cumulative effect of the change in accounting policy, a $434,000 restructuring charge related to the divestiture of the Company's dermatology product lines and a $411,000 gain on the sale of dermatology product rights. The only significant non-recurring item in 1999 was a gain of $1,819,000 arising from the disposition of the Company's investment in Bone Care.

     Depreciation and amortisation expense associated with continuing operations of $2,318,000 in 2000 increased from $1,823,000 as compared to 1999 due to the commencement of depreciation charges on completed capital projects.

     Net financial items associated with continuing operations in 2000 declined to an expense of $637,000 as compared to an expense of $919,000 for 1999.

     Following the issuance of shares in DPI to SGF and members of DPI's management team in 2000, minority interest in 2000 contributed positively to net income by $338,000 which represented 34.1% of DPI's net loss from February 1 to December 31, 2000.

     Revenues from discontinued operations of $6,335,000 in 2000 represented a 24.7% increase over 1999 due to increased sales of its major neurology products and new product launches in early 2000. The net loss from discontinued operations in 2000 of $630,000 compares to a loss of $4,580,000 in 1999 which included a $4,780,000 (after tax) charge representing acquired research and development costs arising from the June 1999 acquisition of the exclusive Canadian rights to eight neurology products from Elan.

     In 2000 the Company recorded an income tax benefit associated with continuing operations of $330,000 as compared to an income tax expense of $99,000 in 1999. The change in the effective tax rate from 1999 to 2000 is largely attributable to a change in the mix of income across tax jurisdictions in which the Company operates and reconciling differences between income for accounting and tax purposes.

     Net income from continuing operations, before the charge associated with the cumulative effect of the change in accounting policy, of $192,000, or $0.005 per share, for 2000 represents a $1,082,000, or $0.031 per share, improvement from a loss of $890,000, or $0.026 per share, in 1999.

     The weighted average number of common shares outstanding in 2000 increased to 36,324,199, a 7.4% increase over 1999 due to the full year effect of the 1999 share issuance to Elan, exercise of warrants and options and conversion of employee participation shares, partly offset by the purchase for cancellation of 100,000 common shares under the Company's stock repurchase plan.

Radiopharmaceuticals

                                                               Years Ended December 31,
                                                    --------------------------------------------
                                                        2001               2000             1999
                                                        ----               ----             ----
                                                            (in thousands of U.S. dollars)
                                                                     (U.S. GAAP)
          REVENUES
                  Product sales                     $   6,763          $  5,951         $  5,762
                  Royalty and licensing                   192                 -                -
     -------------------------------------------------------------------------------------------
                                                        6,955             5,951            5,762
     -------------------------------------------------------------------------------------------

          EBITDARD                                      1,778             1,360            2,264
          Research and development                     (1,279)           (1,027)            (531)
     -------------------------------------------------------------------------------------------
          EBITDA                                          499               333            1,733
          Depreciation and amortization                  (623)             (547)            (478)
     -------------------------------------------------------------------------------------------
          (Loss) income from operations             $    (124)         $   (214)        $  1,255
     ===========================================================================================

     Radiopharmaceuticals and radiotherapy devices are the focus of the Company's radiopharmaceutical subsidiary, DRAXIMAGE. DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilised technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labelled with a variety of isotopes including radioiodine, and BrachySeed, second generation iodine-125 and palladium-103 brachytherapy implants. DRAXIMAGE also has a number of products in late-stage development including three technetium-99m-based diagnostic imaging products: Fibrimage for imaging deep vein thrombosis currently in Phase III, Amiscan for the early diagnosis of acute myocardial infarct currently in Phase II, and INFECTON for imaging infection.

     During 2001, the Company's radiopharmaceutical business achieved a number of important milestones:

     -    Record financial results:

          -    Revenues of $7.0 million, an increase of 16.9% over 2000

          -    EBITDARD of $1.8 million, an increase of 31.0% over 2000

     - U.S. and Canadian regulatory approvals of the recently expanded radiopharmaceutical manufacturing facility including the FDA, the Canadian Therapeutic Products Directorate and the Canadian Nuclear Safety Commission

     - Site transfer approval for the in-house production of the first lyophilized radiopharmaceutical product

     -    U.S. and Canadian launches of BrachySeed I-125

     - U.S. and Canadian approvals of BrachySeed Pd-103 and preparations for the 2002 launch of this product

     - New long-term manufacturing supply agreement for Bracco Diagnostics Inc. for sodium iodide I-131 radiotherapy capsules for the U.S. market and the commencement of shipments of this product in October 2001

     - Commencement of Phase II trials for Amiscan, a technetium-99m-based radiopharmaceutical for the imaging of heart attacks

     - In-licensing of INFECTON, a technetium-99m-based radiopharmaceutical for imaging infection, from British Technology Group

Comparison of 2001 to 2000

     Total revenues for the radiopharmaceutical segment in 2001 of $6,955,000 were an annual record representing an increase of 16.9% over the $5,951,000 in 2000. The 13.6% increase in product sales was primarily attributable to U.S. sales of BrachySeed I-125 and sodium iodide I-131 radiotherapy capsules which were launched in 2001 and increased sales of diagnostic imaging kits.

     Revenues in both 2000 and 2001 were negatively affected by supply disruptions associated with the previously outsourced supply of the Company's line of lyophilised diagnostic imaging products.

     EBITDARD for this segment of $1,778,000 for 2001 was an annual record, representing an increase of $418,000, or 30.7%, compared to income of $1,360,000 in 2000.

     Research and development expenditures for this segment increased to $1,279,000 in 2001 as compared to $1,027,000 in 2000 due to increased development activity involving the Company's radiopharmaceutical product pipeline and non-recurring charges totalling $196,000 associated with license payments for INFECTON and BrachySeed.

     Depreciation and amortisation expense for this segment of $623,000 in 2001 increased 13.9% from $547,000 in 2000 following the commencement of depreciation of the recently expanded radiopharmaceutical production facility.

Comparison of 2000 to 1999

     Total revenues for the radiopharmaceutical segment in 2000 of $5,951,000 represented an increase of 3.3% over the $5,762,000 in 1999. Revenues in both 2000 and 1999 were negatively affected by supply disruptions associated with the previously outsourced supply of the Company's line of lyophilised diagnostic imaging products.

     EBITDARD for this segment of $1,360,000 for 2000 represented a decrease of $904,000, or 40.0%, compared to $2,264,000 in 1999 as a result of higher production and operating costs, including the production cost of outsourced lyophilised kits.

     Research and development expenditures for this segment increased to $1,027,000 in 2000 as compared to $531,000 in 1999 due to increased development activity involving the Company's radiopharmaceutical product pipeline.

     Depreciation and amortisation expense for this segment of $547,000 in 2000 increased 14.4% from $478,000 in 1999 due to the full year effect of depreciation on DRAXIMAGE's radiopharmaceutical laboratories, the first phase of which was completed in mid-1999.

Manufacturing

                                                                 Years Ended December 31,
                                                    --------------------------------------------
                                                         2001              2000             1999
                                                         ----              ----             ----
                                                             (in thousands of U.S. dollars)
                                                                     (U.S. GAAP)
          REVENUES
                  Product sales                     $  20,460          $ 15,477         $ 12,853
     -------------------------------------------------------------------------------------------

          EBITDA                                          149              (200)            (863)
          Depreciation and amortization                  (867)             (807)            (622)
     -------------------------------------------------------------------------------------------
          Loss from operations                      $    (718)         $ (1,007)        $ (1,485)
     ===========================================================================================

     Manufacturing comprises the Company's manufacturing subsidiary, DPI, and product sales of Anipryl to Pfizer Inc. DPI is a contract pharmaceutical manufacturer with capabilities in a broad range of dosage forms, specialising in liquid and lyophilised (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 242,000 square-foot facility located in Montreal, Canada, DPI manufactures pharmaceutical products for DRAXIMAGE, as well as for over 15 other pharmaceutical clients for many international jurisdictions.

     During 2001, the Company's contract manufacturing business achieved a number of important milestones:

     -    Record financial results:

          -    Revenues of $20.5 million, an increase of 32.2% over 2000

          -    EBITDA of $0.1 million as compared to a loss of $0.2 million in
               2000

     - New long-term manufacturing supply agreement with GlaxoSmithKline for several established, predominantly sterile, products for multiple international markets

     - U.S. regulatory acceptance to manufacture sterile lyophilized and sterile liquid injectable products

     - Site transfer approval for the in-house production of the first lyophilized radiopharmaceutical product

Comparison of 2001 to 2000

     Total revenues for the manufacturing segment in 2001 of $20,460,000 were an annual record representing an increase of 32.2% over the $15,477,000 in 2000. The increase was primarily attributable to increased volumes under established contracts, new product introductions and increased service revenues associated with new product introductions.

     EBITDA for this segment of $149,000 for 2001 was an annual record representing an increase of $349,000 from a loss of $200,000 in 2000, in line with increased revenues.

     Depreciation and amortisation expense for this segment of $867,000 in 2001 increased 7.4% from $807,000 in 2000 following the commencement of depreciation charges on completed capital projects.

Comparison of 2000 to 1999

     Total revenues for the manufacturing segment in 2000 of $15,477,000 increased 20.4% over the $12,853,000 in 1999 due to new manufacturing contract volumes coming on stream, including a long-term agreement signed with Pfizer Consumer Group, Division of Pfizer Canada Inc., partially offset by lower sales of Anipryl to Pfizer.

     EBITDA in 2000 for this segment improved by $663,000 over 1999, in line with increased revenues. EBITDA in 2000 included $211,000 of government assistance as compared to $278,000 in 1999.

     Depreciation and amortisation expense for this segment of $807,000 in 2000 increased 29.7% from $622,000 in 1999 as a result of depreciation charges commencing for capital additions at DPI's manufacturing facility.

Corporate and Other

                                                               Years Ended December 31,
                                                    --------------------------------------------
                                                        2001             2000            1999
                                                        ----             ----            ----
                                                                  (in thousands of U.S. dollars)
                                                                           (U.S. GAAP)
               REVENUES
                       Product sales                $    (991)         $    591         $  3,432
                       Royalty and licensing            6,560             7,132            2,338
     -------------------------------------------------------------------------------------------
                                                        5,569             7,723            5,770
     -------------------------------------------------------------------------------------------

               EBITDARD                                 3,049             2,369             (521)
               Research and development                     -                 -             (217)
     -------------------------------------------------------------------------------------------
               EBITDA                                   3,049             2,369             (738)
               Depreciation and amortization             (946)             (964)            (723)
               Restructuring charges                        -              (434)               -
     -------------------------------------------------------------------------------------------
               Income (loss) from operations        $   2,103          $    971         $ (1,461)
     ===========================================================================================

     Corporate and Other comprises deferred revenues, net of associated expenses, from the Company's collaboration agreements with Pfizer Inc. with respect to Anipryl and GlaxoSmithKline Consumer Healthcare with respect to the SpectroPharm line of products, royalties and other forms of participating interests, non-allocated corporate expenses and inter-segment eliminations.

     Corporate milestones achieved in 2001 included:

     - Resolution of contract issues related to Anipryl resulting in the receipt of a cash payment of $3.1 million.

     -    The January 2002 agreement to divest DRAXIS Pharmaceutica

Comparison of 2001 to 2000

     Inter-segment sales in 2001 totalled $991,000. In 2000, dermatology product sales, net of inter-segment sales, were $591,000. The Company did not record any dermatology product revenues in 2001.

     Royalty and licensing revenue in this segment in 2001 of $6,560,000 represented a decrease of 8.0% as compared to $7,132,000 in 2000. The decrease was attributable to a decline in the amount of additional Anipryl minimum royalty earned in 2001 as compared to the $1,456,000 earned in 2000 partly offset by the impact of deferred revenue accounting for the SpectroPharm transaction. The net proceeds from the May 2000 sale of the SpectroPharm line of products were deferred and are being recognised as revenue on a straight-line basis over the period to February 2005.

     EBITDA for this segment, before non-recurring items, in 2001 increased $680,000 over 2000 levels due to the net impact of the deferred revenue accounting for the SpectroPharm transaction partially offset by the decline in the amount of additional Anipryl minimum royalty earned in 2001 as compared to the $1,456,000 earned in 2000.

     Non-recurring items in 2000 included a $434,000 restructuring charge related to the divestiture of the Company's dermatology product lines.

     Depreciation and amortisation expense for this segment of $946,000 in 2001 was largely unchanged as compared to 2000.

Comparison of 2000 to 1999

     In 2000, dermatology product sales, net of inter-segment sales, declined to $591,000 as compared to $3,432,000 in 1999 following the disposition of the Company's dermatology product lines in 2000.

     Royalty and licensing revenue in this segment in 2000 of $7,132,000 represented an increase of $4,794,000 as compared to $2,338,000 in 1999. The increase was attributable to the January 1, 2000 prospective adoption of deferred revenue accounting for the Company's collaboration agreement with Pfizer pertaining to Anipryl, the impact of deferred revenue accounting for the SpectroPharm transaction in 2000 and $1,456,000 of additional Anipryl minimum royalty earned in 2000, partially offset by a reduction in regular Anipryl royalties.

     EBITDARD for this segment, before non-recurring items, in 2000 increased $2,890,000 over 1999 levels largely due to the increase in revenues.

     There were no research and development expenditures in this segment in 2001 or 2000. In 1999, $217,000 was expensed on a collaborative development project with Pfizer with respect to Anipryl.

     Non-recurring items in 2000 included a $434,000 restructuring charge related to the divestiture of the Company's dermatology product lines.

     Depreciation and amortisation expense for this segment of $964,000 in 2000 increased $241,000 from $723,000 in 1999 largely due to aligning the amortisation term for the residual goodwill associated with the SpectroPharm product line with the period over which the SpectroPharm deferred revenue will be recognised.

Critical Accounting Policies and Estimates

     The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates under different assumptions or conditions.

     A summary of the significant accounting policies and methods used by the Company in the preparation of its consolidated financial statements is included in Note 2 to the 2001 consolidated financial statements. The Company believes the following critical accounting policies affect its more significant judgements and estimates used in the preparation of its consolidated financial statements.

Recognition of Licensing Revenue

     License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements. In general, such fees are deferred and recognised on a straight-line basis over the lesser of the contract period and the estimated term over which contractual benefits are expected to be derived. If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognised upon completion of the specific event.

Deferred Tax Assets

     Realisation of the net deferred tax assets is dependent on the Company's ability to generate sufficient taxable income in certain tax jurisdictions. Management believes that it is more likely than not that the assets will be realised, based on forecasted income. On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted.

Liquidity and Capital Resources

                                                               Years Ended December 31,
                                                    --------------------------------------------
                                                   2001              2000               1999
                                                   ----              ----               ----
                                                          (in thousands of U.S. dollars)
                                                                    (U.S. GAAP)
  Cash and cash equivalents                         $   5,602          $  4,420         $  2,016
  Non-financial working capital (net)(1)            $   8,106          $ 10,363         $  6,450
  Total debt                                        $   9,726          $ 11,225         $ 16,953
------------------------------------------------------------------------------------------------

(1) Excluding cash and cash equivalents, bank loan and current portions of deferred revenues and long-term debt

     Cash and cash equivalents at December 31, 2001 totalled $5,602,000 as compared with $4,420,000 as at December 31, 2000 and $2,016,000 as at December 31, 1999.

     The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities. As at December 31, 2001 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way. As at December 31, 2000, $341,000 was held as a deposit against representations provided by the Company in connection with the SpectroPharm transaction and was released in February 2001. There are certain standard financial liquidity ratio requirements pursuant to DPI's term loan as well as terms of the DPI shareholders' agreement that could restrict the free flow of funds from one subsidiary of the Company to another.

     Cash flows used in continuing operations, before changes in working capital, in 2001 were $2,290,000 as compared to $3,746,000 in 2000 and $1,374,000 in 1999. Excluding the impact of non-recurring items, the change in operating cash flows used in operations was attributable to changes in EBITDA, net of amortisation of deferred revenues.

     Cash flows from discontinued operations in 2001 improved to $61,000 as compared to $596,000 and $8,564,000 used in operations in 2000 and 1999, respectively. The improvement in 2001 was largely attributable to improved EBITDA from discontinued operations. The improvement in 2000 was due largely to acquired product rights of $8,387,000 in 1999.

     The Company had $24,615,000 and $26,264,000 of deferred revenue as at December 31, 2001 and December 31, 2000, respectively. The Company had no deferred revenue as at December 31, 1999. The change in 2001 was attributable to amortisation during the year partly offset by the addition of a portion of the payment received in December 2001 regarding Anipryl. The increase in 2000 was attributable to the January 1, 2000 prospective adoption of deferred revenue accounting for the Company's collaboration agreement with Pfizer pertaining to Anipryl and the impact of deferred revenue accounting for the SpectroPharm transaction in 2000.

     Deferred revenue amortisation, which represents a source of non-cash earnings for the Company, increased to $4,783,000 in 2001 as compared to $4,234,000 in 2000 and $Nil in 1999. The increase in 2001 was largely due to the full year effect of amortisation arising from the SpectroPharm transaction. The increase in 2000 was attributable to the January 1, 2000 prospective adoption of deferred revenue accounting for the Company's collaboration agreement with Pfizer pertaining to Anipryl and the impact of deferred revenue accounting for the SpectroPharm transaction in 2000.

     Non-financial working capital was $8,106,000 as at December 31, 2001 as compared to $10,363,000 as at December 31, 2000 and $6,450,000 as at December 31, 1999. The decline in 2001 was due to lower inventories and accounts receivable and higher accounts payable. The increase in 2000 was due to increased inventories attributable to shipment timing issues and increased accounts receivable largely attributable to the additional payment related to Anipryl accrued in 2000 and received in April 2001.

     Cash flows used in investing activities, excluding changes in deferred revenues, totalled $5,288,000, $384,000 and $8,815,000 in 2001, 2000 and 1999,
respectively.

     Capital expenditures in 2001 of $5,363,000 compare with $1,126,000 and $8,255,000 in 2000 and 1999, respectively. The increase in 2001 was attributable to increased spending in the Company's manufacturing and radiopharmaceutical businesses. Expenditures were unusually high in 1999 and 1998 during the construction of the Company's new lyophilization line and radiopharmaceutical facilities and installation of its enterprise resource planning system.

     The Company did not make any acquisitions involving its continuing operations in 2001, 2000 or 1999. Within its discontinued operations, in 1999, the Company paid $12,000,000 for the acquisition of the exclusive Canadian rights to eight neurology products from Elan.

     Net proceeds from the divestiture of the Company's dermatology product lines in 2000 totalled $8,911,000, of which $8,169,000 was capitalised as deferred revenue. In 1999, the Company realised $2,285,000 in proceeds from the disposition of its investment in Bone Care.

     The Company has steadily reduced its financial leverage over the past three years. Total debt at December 31, 2001 was $9,726,000 compared to $11,225,000 at December 31, 2000 and $16,953, 000 at December 31, 1999.

     As at December 31, 2001, the Company's debt was comprised of two DPI bank loans, a $5,295,000 term loan and a CDN$3,500,000 revolving credit facility, of which $1,666,000 was drawn at December 31, 2001, and a $2,765,000 unsecured obligation related to the in-licensing of Permax. In 2002, DPI's revolving credit agreement is subject to renewal and $1,446,000 of other indebtedness is scheduled for repayment. As at December 31, 2000, the Company's debt was comprised of two DPI bank loans, a $6,418,000 term loan and a CDN$2,000,000 revolving credit facility of which $1,335,000 was drawn, and a $3,472,000 unsecured obligation related to the in-licensing of Permax.

     The Company was in compliance with all lending covenants as at December 31, 2001, 2000 and 1999.

     Proceeds from the issuance of treasury common shares by the Company generated $83,000, $2,308,000 and $6,804,000 in 2001, 2000 and 1999,
respectively. These proceeds were attributable to the exercise of warrants and options, other than Elan's 1999 share subscription, which generated $6,571,000.

     In 2000 the Company received net proceeds of $5,375,000 from the issuance of treasury shares by DPI.

     In December 1999, the Company received regulatory approval from the Toronto Stock Exchange for a stock repurchase plan to repurchase for cancellation up to
1.83 million common shares. During 2000, 100,000 shares were repurchased for cancellation for total consideration of $262,000. No shares were acquired under this plan in 2001. In December 2001 the plan was renewed and will now terminate on the earlier of December 18, 2002 or when 1,830,671 common shares have been acquired.

Commitments

     The following table summarises the Company's major contractual cash obligations as of December 31, 2001:

                                               Years Ended December 31,
                    ----------------------------------------------------------------------------
                       2002            2003            2004            2005            2006
                       ----            ----            ----            ----            ----
                                            (in thousands of U.S. dollars)
Long-term debt      $   1,446       $    1,446      $      943      $     943       $      943
Operating leases    $   1,120       $      456      $      719      $     535       $      307
================================================================================================

     In addition to the above, the Company is obligated to make certain royalty payments based on related product sales and milestone payments based on the achievement of certain specified events.

     The Company is party to a shareholders' agreement which granted SGF and DPI's management shareholders the right to obligate the Company to purchase their shareholdings in DPI under certain circumstances. Further details of this commitment are included Note 25 to the 2001 consolidated financial statements.

Outlook

     The Company's primary operational focus in 2002 will continue to be on: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying and capitalising on additional new business opportunities that are consistent with the Company's capabilities and that contribute to the long-term value of the Company.

     In 2002 management expects continued growth in revenues and operating earnings from continuing operations from all of its segments.

     The Radiopharmaceutical business is expected to experience increased revenues and operating profitability in 2002 driven by increased sales of its radiopharmaceutical diagnostic imaging kits, full-year sales of BrachySeed I-125 and sodium iodide I-131 radiotherapy capsules, and new product introductions, including BrachySeed Pd-103, partly offset by an expected increase in research and development costs.

     The Manufacturing segment is expected to have increasing revenues and operating profitability due to increased third party manufacturing business and the start-up of in-house manufacturing of lyophilised radiopharmaceutical diagnostic imaging products, partly offset by higher depreciation expense.

     The Corporate and Other segment is expecting to have improved results due to increased deferred revenue as a result of the Anipryl payment received in December 2001 and the net effect of the proposed sale of DRAXIS Pharmaceutica, including the commencement of recognising continuing participating interests on the Canadian sales of three products included in the sale. Management also expects to record a non-recurring gain on the completion of the proposed sale of DRAXIS Pharmaceutica.

     Management expects operating cash flow, before changes in non-financial working capital, to be positive in 2002. The investment in non-financial working capital in 2002 is expected to decline following the sale of DRAXIS Pharmaceutica, partially offset by the impact of the expected increase in product sales.

     Capital expenditures in 2002 are expected to increase over 2001 levels related to several projects associated with new business opportunities. The Company has initiated discussions with respect to the financing of these expenditures.

     With the Company's current cash balances, expected proceeds from the sale of DRAXIS Pharmaceutica, reduced operating cash requirements and debt capacity enhanced through debt reduction in 2000 and 2001, management expects to have sufficient liquidity available to fund the Company's cash requirements in 2002. Any investments or acquisitions of businesses, products or technologies may require additional funding.

Item 6.   Directors, Senior Management and Employees

     The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Martin Barkin          Toronto, ON     President, Chief Executive Officer & COO
Director since September 23, 1992 and employee of the Company since March, 1992.

Dr. Barkin, MD, B.SC. (MED.), MA, FRCSC, is the President and Chief Executive Officer of the Company. He also serves on the Boards of Viventia Biotech Inc., MedcomSoft Inc. and Bone Care, and is Chairman of the Board of Sunnybrook & Women's College Health Sciences Centre. Dr. Barkin came to the Company (1992) from KPMG where he was Partner and National Practice Leader for Health Care (1991-1992). Before that, he was Deputy Minister of Health for the Province of Ontario (1987-1991), Secretary of the Premier's Council on Health and Chair of the Deputies' Cabinet Committee on Social Policy for the Province of Ontario. He holds the rank of Professor in the Faculty of Medicine at the University of Toronto in both the Departments of Surgery (1982 to date) and Health Administration (1984 to date). Dr. Barkin was President and C.E.O. of Sunnybrook Health Sciences Centre (1987), a 1400-bed teaching and research centre, at which time he was also Vice-Chair of the Ontario Hospital Association and President of the Ontario Council of Teaching Hospitals. He was a practising urologist and Chief of the Division of Urology at Sunnybrook Health Sciences Centre (1972-1984), and a researcher serving as Project Director at the Research Institute of the Hospital for Sick Children (1968-1992), and a member of Grants Review Committee of the Medical Research Council of Canada.

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

John A. Vivash                        Toronto, ON      Director
Director since November 17, 1998.

Mr. Vivash was formerly President and Chief Executive Officer of CIBC Securities Inc. (1990-1994). He also was President and Chief Executive Officer of Fidelity Investments Canada Limited (1987-1989) and Manual Life Securities International Ltd. (1995-1997). He is currently Corporate Director and President, Chief Educational Officer, Tesseract Financial Inc. (formerly Vivash Consulting Inc.), financial services consultancy.

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

Jack A. Carter                     Toronto, ON         Officer

Officer since September 1998.

Mr. Carter, B.A., C.H.R.P., joined DRAXIS in September 1998 as Vice President Human Resources following a lengthy relationship with the Company in a Consultant capacity. Immediately prior to joining DRAXIS, Mr. Carter was the President of a Human Resource Consulting firm, specialising in strategic human resource issues within the Canadian Pharmaceutical Industry. Prior to this Mr. Carter has gained significant experience as Vice President Human Resources for Sterling Drug/Kodak, Director of Human Resources for the Baxter Corporation, and Director of Human Resources for Johnson & Johnson. Mr. Carter also served on the founding Board of Directors of the Human Resources Professionals Association of Ontario, and was nominated to the "Council of Human Resource Executives" for The Conference Board of Canada.

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

Richard Flanagan                   Montreal, QC        Officer
Officer since September 1997.

Dr. Flanagan, B.Sc., Ph.D., MCIC, is President of DRAXIMAGE. He has been with the Company since its founding in July of 1997 and with the same division since 1980 when it was part of Merck. Dr. Flanagan served as Executive Vice President of DRAXIMAGE until September 1, 2001 when he was named President. Prior to joining Merck, Dr. Flanagan was an Adjunct Professor in the Faculty of Pharmacy at the University of Alberta. Dr. Flanagan is the author of thirty scientific papers and is listed as inventor on twelve patents. Dr. Flanagan obtained his Ph.D. in Organic Chemistry from the University of Alberta and a B.Sc. from the University College Dublin, Ireland. He is a Killam Fellow and received the Hugh Ryan Memorial Gold Medal as an undergraduate. Dr. Flanagan has served as an advisor to the International Atomic Energy Agency and has sat on grant review committees in Canada and the United States.

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

Jerry Ormiston                     Toronto, ON         Officer
Officer since May 2001.

Mr. Ormiston, B.SC., MBA, joined DRAXIS in May 2001 as Executive Director, Investor Relations following a two-year stint as a senior consultant in a Toronto investor relations firm working with small and mid-sized entrepreneurial companies on capital markets communications strategies. Prior to that he was at Allelix Biopharmaceuticals for 12 years - four as Manager of Investor Relations and eight in the business development area. He has 25 years experience in the healthcare industry in pharmaceuticals and biotechnology. His assignments over those years have included positions in business development, marketing, corporate communications, production management, quality assurance and regulatory affairs.

     Terms of office as director and/or officer are for 1 year or until the next Annual Meeting of the Shareholders and subsequent Meeting of the Board of Directors, respectively.

     There is no family relationship between any of the executive officers. Officers of the Company serve at the pleasure of the Board of Directors.

Summary Compensation Table

     The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2001, 2000 and 1999 in respect of each of the individuals who were, at December 31, 2001, the Chief Executive Officer or other named executive officers (as defined in the Regulations to the Securities Act (Ontario)) of the Company and who received salary and bonus in excess of CDN$100,000 in the 2001 fiscal year.

                              -----------------------------------------------------------------------------------------
                                                      Annual Compensation
                              -----------------------------------------------------------------------------------------
                                                                              Other Annual            Long-Term
                                     Salary                  Bonus          Compensation(1)(2)   Compensation Awards
-----------------------------------------------------------------------------------------------------------------------
                                                                                               Securities    Issuance
                                                                                                 Under       of EPSPP
                                             DSU                     DSU                        Options       Shares
   Name & Principal             Cash     Election(3)     Cash     Election(3)                   Granted     Series "C"
       Position        Year    (CDN$)       (CDN$)      (CDN$)      (CDN$)        (CDN$)        (#) (4)         (#)
-----------------------------------------------------------------------------------------------------------------------
Martin Barkin, MD      2001    297,000     73,000      109,500         nil        32,490         120,000           nil
President & Chief      2000    298,083     66,917       75,000(5)   55,000        38,346         400,000           nil
Executive Officer      1999    365,000        nil       60,000         nil       120,426(6)          nil       245,000

-----------------------------------------------------------------------------------------------------------------------
Jim A.H. Garner        2001    180,000     20,000       45,000      15,000           nil          60,000           nil
Senior Vice            2000    163,334     36,667       16,000      16,000           nil          90,000           nil
President, Finance &   1999    200,000        nil       40,000         nil           nil             nil        75,000
Chief Financial
Officer

-----------------------------------------------------------------------------------------------------------------------
Roger Mailhot          2001    170,000        nil       34,850         nil           nil          60,000           nil
Vice President         2000    170,000        nil       24,500(5)      nil           nil          15,000           nil
Scientific &           1999    170,000        nil       35,000         nil           nil             nil        50,000
Regulatory Affairs

-----------------------------------------------------------------------------------------------------------------------
Dan Brazier            2001    165,000        nil       62,700         nil           nil             nil           nil
President, DRAXIS      2000    165,000        nil       59,400         nil           nil             nil           nil
Pharmaceutica          1999    165,000        nil       65,000         nil           nil             nil        25,000

-----------------------------------------------------------------------------------------------------------------------
Dwight Gorham (7)      2001    160,000        nil       64,000         nil           nil             nil           nil
President, DRAXIS      2000    141,040        nil        7,200         nil           nil             nil           nil
PHARMA INC.            1999    120,000        nil       65,000         nil           nil             nil           nil

-----------------------------------------------------------------------------------------------------------------------

(1) "Other Annual Compensation" does not exceed the lesser of CDN$50,000 or 10% of the annual salary and bonus for the fiscal year, except as noted.
(2) This column excludes amounts related to subscription proceeds advanced by the Company in connection with the original 1995 issuance of Participation Shares, Series A (CDN$150,000 to Dr. Barkin and CDN$15,000 to Dr. Mailhot). On February 15, 2000 the Company's common share price had not achieved the specified threshold price for conversion of the Participation Shares, Series A, and accordingly any remaining outstanding shares were cancelled and the original subscription advances were deemed as income for Canadian tax purposes. See "Incentive Plans - Employee Participation Share Purchase Plan."
(3) Amounts in these columns relate to the portions of salary and bonus elected to be received in the form of Deferred Share Units. See "Incentive Plans - Deferred Share Unit Plan."
(4) Option grants in subsidiaries of the Company are reported under "Subsidiary Long-Term Incentive Plans."
(5) These amounts include one-time special bonus awards to Dr. Barkin (CDN$75,000) and Dr. Mailhot (CDN$7,500) to offset a portion of the negative tax consequences experienced by participants in connection with the cancellation of the original 1995 issuance of Participation Shares, Series A.
(6) This amount includes the aggregate value realised from the exercise of options in the amount of CDN$53,500 for 1999.
(7) Since the commencement of his employment as President of the Company's subsidiary, DPI, effective June 22, 1998, Mr. Gorham's base salary has been CDN$160,000. For the period from June 22, 1998 to June 22, 2000, the amount of salary paid to Mr. Gorham was reduced to an annualised amount of CDN$120,000. In 1999, Mr. Gorham received a retention bonus of CDN$55,000, all of which would have been repayable under certain conditions had Mr. Gorham's employment been terminated prior to June 22, 2000.

Incentive Plans

  Philosophy

     The Company's philosophy is to link employee compensation to the success of the Company and to emphasise "at risk" employee compensation. The Company does not provide any form of pension program to its executive officers.

     The Company has implemented the following plans in an effort to achieve "at risk" employee compensation.

  Stock Ownership Plan

     Intention - This plan was originally implemented in 1991, and subsequently amended in 1998 and in 2001, to provide an incentive to all employees of the Company by giving them a direct interest in the Company's growth and development. In 2001, the Board of Directors replaced this plan for all non-senior management employees with a registered retirement savings program. Senior management participation in the plan will continue albeit at a lesser entitlement (see below). No common shares were granted under the plan to employees in 2001.

     Mechanism - With the assistance of the Company through the means of an interest free loan mechanism (with recourse limited to the underlying shares), each participant is granted annually from treasury a number of common shares of the Company equal to 5% (reduced from 7% in 2001) of the participant's total cash compensation, which vest and are released to the participant over five years.

     Executive Participation - same basis as all other employees.

     Common Shares Purchased in 2001 - nil

     Common Shares Granted to Named Executive Officers in 2001 - nil

  Stock Option Plan

     Intention - This plan was approved by shareholders on February 3, 1988 to permit the Board of Directors to grant options to purchase common shares to directors, officers, employees and arm's-length consultants of the Company and its subsidiaries so as to link corporate compensation to enhanced shareholder value.

     Maximum Common Shares Issuable - The shareholders have authorised 7,500,000 common shares for issuance under this plan.

     Options Available for Future Grants - 1,555,361.

     Guideline - The Company has an established guideline limiting the aggregate number of common shares that can be issued at any point in time, either through the exercise of options or the conversion of Participation Shares, to 13% of the Company's outstanding common shares. As at March 31, 2002, the number of common shares so issuable was 9.3%.

     Percentage of Common Shares represented by unexercised options of Named Executive Officers - 4.3%.

     Aggregate Option Grants to Named Executive Officers in 2001 - 240,000.

     The following table sets forth individual exercises of options by the following named executive officers during the financial year ended December 31, 2001 and the financial year-end value of unexercised options:

                                                                                             Value of Unexercised
                                                                 Unexercised Options at     in-the-Money Options at
                                                                    December 31, 2001          December 31, 2001
                            Securities                                     (#)                      (CDN$)
                            Acquired on       Aggregate Value         Exercisable/               Exercisable/
         Name                Exercise            Realised             Unexercisable              Unexercisable
         ----                --------            --------             -------------              -------------
Martin Barkin                     nil                 Nil             475,958/386,667            747,130/435,200
Dan Brazier                       nil                 Nil                 100,000/nil                131,000/nil
Jim A.H. Garner                   nil                 Nil             325,000/120,000            120,800/131,800
Dwight Gorham                     nil                 Nil                 100,000/nil                166,000/nil
Roger Mailhot                     nil                 Nil               25,000/70,000              31,650/56,000

  Employee Participation Share Purchase Plan

     Intention - This plan was approved by shareholders in June 1995 to provide a mechanism for directors, officers and employees of the Company to have a direct interest in our success. The Compensation Committee does not presently intend to award any additional Participation shares.

     Mechanism - The Compensation Committee of the Company may grant to eligible persons Participation Shares convertible into common shares at the fair market value of common shares of the Company at the time of issuance of the Participation Shares.

     Each Participation Share is equal to a fraction of a common share depending on the performance of the common share from the date the Participation Share is issued to the date of conversion of the Participation Share. To minimise dilution to shareholders compared to a stock option plan, common shares are issued only to the extent that the stock price has appreciated since the date the Participation Shares are issued rather than on a per option exercise basis. The value and subscription price of such common shares is determined with the assistance of an independent valuator, and the subscription amount is loaned to the participant on a non-recourse, interest free basis by the Company. Certain restrictions on transferability apply and redemption rights are retained by the Company. Participation Shares generally vest over a four-year period. The loaned funds are repayable to the Company on conversion of vested Participation Shares.

     Convertibility Linked to Increase in Common Share Value - Vested Participation Shares are only convertible into common shares of the Company if the common shares increase in value by at least 25% from the date the Participation Shares were issued.

     Formula for Conversion of Vested Common Shares

                                                            Amount that Fair
                                                            Market Value
                                                            ("FMV") of Shares at
      Number of Shares        =    Number of         X      date of conversion
      issuable on conversion       Participation            exceeds FMV of
                                   Shares held by           Shares at date
                                   participant              Participation Shares
                                                            issued

                                                            ----------------
                                                            FMV of  Shares  at
                                                            date of conversion

     Issuances of Participation Shares

          (1) 975,000 Participation Shares, Series A were issued on February 16, 1995 for CDN$0.30 per Participation Share subscription price;
          (2) 555,000 Participation Shares, Series B were issued on December 18, 1995 for CDN$0.30 per Participation Share subscription price; and
          (3) 470,000 Participation Shares, Series C were issued on May 12, 1999 for CDN$0.50 per Participation Share subscription price.

     As at December 31, 2001, all Series A and B Participation Shares had been either converted into common shares of the Company or cancelled by the Company.

     Guideline - The Company has an established guideline limiting the aggregate number of common shares that can be issued at any point in time, either through the exercise of options or the conversion of Participation Shares, to 13% of the Company's outstanding common shares. As at March 31, 2002, the number of common shares so issuable was 9.3%.

     Subscription Prices - The subscription price per Participation Share, Series A and B of CDN$0.30 was based on opinions as to the fair market value of each Participation Share obtained by the Board of Directors from KPMG. The subscription price per Participation Share, Series C of CDN$0.50 was based on an opinion as to the fair market value of each Participation Share obtained by the Board of Directors from KPMG.

     The following table sets forth the 2001 financial year-end value of the named executive officers' unconverted Participation Shares, on an aggregated basis:

                                                                                      Value of Unconverted
                                     Unconverted Participation                            in-the-Money
                                               Shares                                 Participation Shares
                                        at December 31, 2001                          at December 31, 2001
                                        --------------------                                  (CDN$)
                                                                                              ------
           Name                  Convertible           Unconvertible            Convertible            Unconvertible
           ----                  -----------           -------------            -----------            -------------
Martin Barkin                       98,000               147,000                   60,760                 91,140
Roger Mailhot                       20,000                30,000                   12,400                 18,600
Jim A.H. Garner                     30,000                45,000                   18,600                 27,900
Dan Brazier                         10,000                15,000                    6,200                  9,300

  Deferred Share Unit Plan

     Intention - To align further the interests of senior management with those of shareholders by increasing management shareholdings at minimal cost to the Company.

     Mechanism - Eligible participants in this plan are entitled to elect yearly to receive up to 20% of base salary and up to 100% of any bonus paid in respect of that year in Deferred Share Units in lieu of cash compensation. An election must be made by December 1 of each year in respect of base salary and bonus for the next year. The elected amount is converted to a number of Deferred Share Units equal to the elected amount divided by the closing price of the common shares on the Toronto Stock Exchange or The NASDAQ National Market System on December 31 of each year in which the election is made, based on a purchase commitment as of December 1 of the prior year. This plan is administered by the Board of Directors of the Company.

     Participants - Members of senior management designated by the Compensation Committee.

     Redemption of Deferred Share Units - Participants are not entitled to receive any Deferred Share Units until cessation of employment with the Company for any reason. The value of each Deferred Share Unit, redeemable by the participant, will be equivalent to the market value of a common share at the time of redemption. The Deferred Share Units must be redeemed no later than the end of the first calendar year commencing after the date of cessation of employment.

     Named Executive Officer Elections for 2000, 2001 and 2002 - The following table summarises the elections under this plan by named executive officers:

                                                                      DSU Elections
                                                                      -------------
                                     2000                                 2001                            2002
                                     ----                                 ----                            ----
                           Salary(1)            Bonus            Salary          Bonus            Salary         Bonus
                           ---------            -----            ------          -----            ------         -----
                        %      CDN$        %      CDN$        %      CDN$    %       CDN$       %     CDN$      %     CDN$
                        -      ----        -      ----        -      ----    -       ----       -     ----      -     ----
 Martin Barkin         20     66,917     100.0   55,000      20    73,000   nil     nil        20   75,400      100    TBD
 Jim A.H. Garner       20     36,667      50.0   16,000      10    20,000    25     15,000    nil   nil          25    TBD

          (1) In respect of 2000, the election was provided for salary for the period February 1 to December 31, 2000.

     As at April 2, 2002, Dr. Barkin and Mr. Garner held 80,904 and 36,086 DSUs, respectively.

  Equity Purchase Plan

     Intention - To align further the interests of senior management with those of shareholders by giving management an incentive to increase its equity stake in the Company at minimal expense to the Company.

     Mechanism - Eligible participants in this plan are entitled yearly to purchase common shares of the Company equal to up to 40% of base salary, funded by an interest bearing loan from the Company, such common shares to be acquired by open market purchase by a trustee on behalf of the participants. The purchase price is equal to the closing price of the common shares on the TSE or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year.

     Participants - Members of senior management designated by the Compensation Committee.

     Loan Terms - Participants in this plan are entitled yearly to receive a full recourse loan from the Company to fund the acquisition of common shares. Such loans carry an interest rate equal to Revenue Canada's prescribed rate with interest payable annually in arrears and the principal repayable in full on the earlier of: the fifth anniversary of the loan, the sale of common shares or termination of the participant's employment, or at any time at the election of the participant, subject to the hold periods described below. The security provided to the Company for the loan to the participant is the common shares purchased.

     Administration and Hold Periods - The Company has appointed a trustee to administer this plan and to purchase the common shares in the market. The trustee will release the common shares purchased by a participant with proceeds of the loan to the extent of repayment of the loan following the first anniversary of the purchase. In general, on termination of employment of the participant prior to the first anniversary of the purchase, the loan will become immediately due and payable and:

     i. if the value of the common shares exceeds the principal amount of the loan, the excess value of the common shares shall be retained by the trustee for the purposes of this plan; and

     ii. if the value of the common shares is less than the principal amount of the loan, the participant shall be responsible for payment of the shortfall to the trustee.

     Named Executive Officer Elections for 2000, 2001 and 2002 - The following table summarises the elections under this plan by named executive officers:

                                                            EPP Elections
                                                            -------------
                                 2000                            2001                           2002
                                 ----                            ----                           ----
                                                                Salary
                                                                ------
                        % of Salary       CDN$         % of Salary      CDN$          % of Salary      CDN$
                        -----------       ----         -----------      ----          -----------      ----
  Martin Barkin            27.4         100,000           nil         nil                  nil          nil
  Jim A.H. Garner          25.0          50,000           12.5        25,000               nil          nil

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

     Mechanism - Eligible participants in this plan subscribe for treasury shares of DPI at a pre-determined initial subscription price. This initial subscription price is funded 20% by participants and 80% by way of a loan by DPI. The security for the loans are the DPI shares issued to the participants. For each DPI share acquired by a participant, the participant receives a ten-year share purchase warrant to purchase an additional DPI treasury share at the original subscription price. These warrants only vest if certain pre-established DPI earning hurdles are achieved.

     Loan Terms - Loans for the initial share subscription are interest free, non-recourse to the participants and repaid after a two-year non-payment period followed by amortisation on a quarterly basis over a ten-year period. The security for the loans are the DPI shares issued to the participants pledged in favour of DPI until re-payment is made in full, with standard events of default.

     Participants - Selected members of the senior management of DPI designated by the shareholders of DPI. Mr. Gorham is the only named executive officer who participates in this plan.

     Named Executive Officers Awards - Mr. Gorham received an award under this plan in 2000 whereby he was loaned CDN$222,222 by DPI on February 18, 2001 to be used by him for the purpose of paying in part for the purchase of 277,778 DPI common shares. The loan to Mr. Gorham is re-payable in equal and consecutive quarterly instalments of CDN$5,555, the first of which was made when due on February 18, 2002 and the last of which is due on October 18, 2012.

Termination of Employment and Employment Contracts

     Commencing in 1988, as executive officers joined the Company, DRAXIS entered into employment agreements with certain of these individuals. The agreements provide for the compensation in the amounts set forth under "Executive Compensation - Summary Compensation Table." In the event of his termination of employment without cause, Dr. Barkin is entitled to receive a payment equal to three times his annual remuneration. In the event of his termination of employment following a change of control of the Company, Dr. Barkin is entitled to receive a payment equal to five times his annual remuneration. In the event of their termination of employment without cause, Mr. Garner or Dr. Mailhot, as the case may be, is entitled to receive a payment equal to two times his annual remuneration. In the event of termination of employment following a change of control of DRAXIS, Mr. Garner or Dr. Mailhot, as the case may be, is entitled to receive a payment equal to three times his annual remuneration. In the event of his termination of employment without cause, Mr. Brazier or Mr. Gorham, as the case may be, is entitled to receive a payment equal to his annual remuneration. In the event of his termination of employment following a change of control of DRAXIS or DRAXIS Pharmaceutica, Mr. Brazier is entitled to receive a payment equal to two times his annual remuneration. In the event of his termination of employment following a change of control of DPI, Mr. Gorham is entitled to receive a payment equal to two times his annual remuneration.

Compensation of Directors

     The compensation paid to each director of the Company is CDN$12,500 per annum plus CDN$1,500 for each Board meeting attended in person and CDN$750 for each Board meeting attended by telephone; CDN$750 for each meeting of a committee of the Board of Directors attended in person and CDN$375 for each meeting of a committee of the Board of Directors attended by telephone. An annual retainer of CDN$1,500 is paid to the Chair of each committee of the Board of Directors. Directors who are employees of the Company do not receive any compensation in their capacity as directors. For the year ended December 31, 2001, Mr. Brian King received CDN$60,000 as non-executive Chairman of the Board. He did not otherwise receive meeting fees as a director. In December 2001, under the Company's Stock Option Plan, each of the current directors (excluding the President and Chief Executive Officer) was awarded 15,000 options as partial compensation for services rendered as directors. The Chairman was awarded an additional 5,000 options. It is contemplated that an award of the same number of options will occur annually on each January 1 based on the average price of the common shares on the TSE for the five trading days immediately preceding January 1 in each year.

     From time to time, special committees of the Board of Directors are appointed to consider special issues, in particular, issues which could potentially involve related party transactions and the adequacy and form of the compensation of Directors. Compensation for work on such committees is set based on the amount of work involved.

     The directors, other than Dr. Barkin, do not have service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

     In 2001, the Board of Directors established a corporate policy requiring each current and future Board member to acquire over the next three years shares in the Company equal to five times his or her annual cash compensation.

Director shareholdings as of March 31, 2002

            Director                              Shares Owned    % Owned of total issued and
            --------                              ------------    ---------------------------
                                                                   outstanding common shares
                                                                   -------------------------
            Martin Barkin                            560,848                  1.5
            Leslie Dan                                18,356           LESS THAN1
            George Darnell                            15,000           LESS THAN1
            James Doherty                             41,359           LESS THAN1
            Brian King                                50,391           LESS THAN1
            Sam Sarick                             1,033,404                  2.8
            Stewart Saxe                             136,485           LESS THAN1
            John Vivash                               15,000           LESS THAN1
            --------------------------------------------------------------------------
            Total                                   1,870,843                 5.1%

Senior Management shareholdings as of March 31, 2002

            Director                             Shares Owned     % Owned of total issued and
            --------                             ------------     ---------------------------
                                                                   outstanding common shares
                                                                   -------------------------
            Martin Barkin                            560,848                  1.5
            Jim A.H. Garner                           75,863           LESS THAN1
            Dan Brazier                               15,949           LESS THAN1
            Roger Mailhot                              9,720           LESS THAN1
            Jerry Ormiston                               nil           LESS THAN1
            Jack A. Carter                             6,526           LESS THAN1
            Douglas M. Parker                          9,753           LESS THAN1
            Dwight Gorham                             13,834           LESS THAN1
            Richard Flanagan                          12,859           LESS THAN1
           -----------------------------------------------------------------------------------
            Total                                    705,352                  1.9%

Director outstanding options as of April 30, 2002

            Director                 # of Options      Exercise Price       Expiration Date
            --------                 ------------      --------------       ---------------
Martin Barkin                            40,000          CDN$3.05        August 12, 2003
                                         33,750           US$1.48        May 20, 2004
                                         33,750           US$1.85        September 20, 2004
                                        400,000          CDN$3.07        April 18, 2005
                                         10,125           US$3.02        June 13, 2006
                                        120,000          CDN$3.60        July 5, 2006
                                        225,000          CDN$4.00        February 5, 2007
--------------------------------------------------------------------------------------------
Leslie L. Dan                            10,000          CDN$4.42        December 31, 2002
                                         10,000          CDN$3.64        December 31, 2003
                                         10,000          CDN$1.63        December 31, 2004
                                         10,000          CDN$2.91        December 31, 2005
                                         15,000          CDN$4.19        December 31, 2006
--------------------------------------------------------------------------------------------
George M. Darnell                        10,000          CDN$4.42        December 31, 2002
                                         10,000          CDN$3.64        December 31, 2003
                                         10,000          CDN$1.63        December 31, 2004
                                         33,750           US$1.76        June 13, 2005
                                         10,000          CDN$2.91        December 31, 2005
                                         10,125           US$3.02        June 13, 2006
                                         15,000          CDN$4.19        December 31, 2006
--------------------------------------------------------------------------------------------
James P. Doherty                         10,000          CDN$4.42        December 31, 2002
                                         10,000          CDN$3.64        December 31, 2003
                                         10,000          CDN$1.63        December 31, 2004
                                         10,000          CDN$2.91        December 31, 2005
                                         15,000          CDN$4.19        December 31, 2006
--------------------------------------------------------------------------------------------
Brian M. King                            15,000          CDN$4.42        December 31, 2002
                                         15,000          CDN$3.64        December 31, 2003
                                         15,000          CDN$1.63        December 31, 2004
                                         15,000          CDN$2.91        December 31, 2005
                                         20,000          CDN$4.19        December 31, 2006
--------------------------------------------------------------------------------------------
Samuel Sarick                            17,500          CDN$2.55        November 12, 2002
                                         10,000          CDN$4.42        December 31, 2002
                                         10,000          CDN$3.64        December 31, 2003
                                         10,000          CDN$1.63        December 31, 2004
                                         10,000          CDN$2.91        December 31, 2005

                                         10,125           US$3.02        June 13, 2006
                                         15,000          CDN$4.19        December 31, 2006
--------------------------------------------------------------------------------------------
Stewart D. Saxe                          17,500          CDN$2.55        November 12, 2002
                                         10,000          CDN$4.42        December 31, 2002
                                         10,000          CDN$3.64        December 31, 2003
                                         33,750           US$1.85        September 20, 2004
                                         10,000          CDN$1.63        December 31, 2004
                                         10,000          CDN$2.91        December 31, 2005
                                         10,125           US$3.02        June 13, 2006
                                         15,000          CDN$4.19        December 31, 2006
--------------------------------------------------------------------------------------------
John A. Vivash                           10,000          CDN$3.64        December 31, 2003
                                         10,000          CDN$1.63        December 31, 2004
                                         10,000          CDN$2.91        December 31, 2005
                                         15,000          CDN$4.19        December 31, 2006
--------------------------------------------------------------------------------------------
Total                                 1,395,500

Senior Management outstanding options as of April 30, 2002

        Senior Management             # of Options      Exercise Price       Expiration Date
        -----------------             ------------      --------------       ---------------
Martin Barkin                             40,000           CDN$3.05       August 12, 2003
                                          33,750            US$1.48       May 20, 2004
                                          33,750            US$1.85       September 20, 2004
                                         400,000           CDN$3.07       April 18, 2005
                                          10,125            US$3.02       June 13, 2006
                                         120,000           CDN$3.60       July 5, 2006
                                         225,000           CDN$4.00       February 5, 2007
----------------------------------------------------------------------------------------------
Jim A.H. Garner                           40,000           CDN$3.40       May 19, 2002
                                          30,000           CDN$3.05       August 11, 2003
                                          40,000           CDN$2.49       February 8, 2005
                                          50,000           CDN$3.27       December 5, 2005
                                          60,000           CDN$3.60       July 5, 2006
                                         225,000           CDN$4.40       September 4, 2006
----------------------------------------------------------------------------------------------
Roger Mailhot                             20,000           CDN$3.05       August 11, 2003
                                          15,000           CDN$3.27       December 6, 2005
                                          60,000           CDN$3.60       July 5, 2006
----------------------------------------------------------------------------------------------
Dan Brazier                              100,000           CDN$3.05       August 11, 2003
----------------------------------------------------------------------------------------------
Jack A. Carter                            10,000           CDN$3.05       August 11, 2003
                                          15,000           CDN$3.27       December 6, 2005
                                          55,000           CDN$3.60       July 5, 2006
----------------------------------------------------------------------------------------------
Richard Flanagan                          10,000           CDN$3.95       September 30, 2002
                                          20,000           CDN$3.05       August 11, 2003
                                          70,000           CDN$3.60       July 5, 2006
----------------------------------------------------------------------------------------------
Dwight Gorham                            100,000           CDN$2.70       September 14, 2003
----------------------------------------------------------------------------------------------
Jerry Ormiston                            25,000           CDN$3.00       May 29, 2006
                                          50,000           CDN$3.15       June 19, 2006
                                          25,000           CDN$3.60       July 5, 2006
----------------------------------------------------------------------------------------------
Douglas M. Parker                          6,667           CDN$2.84       April 7, 2004
                                          30,000           CDN$3.37       May 11, 2005
                                          15,000           CDN$3.27       December 6, 2005
                                          20,000           CDN$3.60       July 5, 2006
----------------------------------------------------------------------------------------------
Total                                  1,954,292
----------------------------------------------------------------------------------------------

Board Practices

     Statement of Corporate Governance Practices

     The Board of Directors of the Company believes that sound corporate governance practices are essential to the well being of the Company and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate. A description of the Company's corporate governance practices follows. This Statement of Corporate Governance Practices has been prepared by the Nominating and Corporate Governance Committee of the Board of Directors and has been approved by the Board of Directors. In preparing the Statement, the Board of Directors carefully considered the corporate governance guidelines adopted by the Toronto Stock Exchange ("TSE Guidelines") and believes that it is well aligned with the recommendations contained therein.

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

     There were nine meetings of the Board of Directors in 2001.

     Board Composition

     The Board of Directors has reviewed the composition of the Board to determine which of the directors may be considered "unrelated" within the meaning of that term as set out in the TSE Guidelines. A director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests arising from shareholdings, is considered to be an unrelated director.

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

     Compensation Committee

     The Compensation Committee oversees overall corporate policy with respect to compensation and benefits and makes recommendations to the Board of Directors on, among other things, the compensation of senior executives. In assessing compensation issues, the Committee reviews and examines in detail the performance of senior management. Each of the three members of the Committee is an unrelated director. The current members of the Compensation Committee are Messrs. Brian King, Samuel Sarick and Stewart Saxe.

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

     Each of the three members of the Committee is an unrelated director. The current members of the Nominating and Corporate Governance Committee are Messrs. George Darnell, Samuel Sarick and John Vivash.

     Decisions Requiring Board Approval

     In addition to those matters that must by law be approved by the Board of Directors, certain other significant matters relating to the business and affairs of the Company require prior approval of the Board. These matters are:

     (a)  the approval of the annual and quarterly financial statements;
     (b) the approval of the Company's annual five-year strategic business plans;
     (c) any related party transaction involving any officer or director, regardless of materiality, such as the approval of the Company's lease of its Goreway Drive premises; and
     (d)  any disposition or expenditure in excess of CDN$1,000,000.

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

     Shareholder Feedback and Communication

     The Company maintains an investor relations department headed by an Executive Director, Investor Relations, which reports directly to the President and CEO of the Company. In addition, both U.S. and Canadian investor relations experts are retained from time to time by the Company to advise on various investor relations strategies. The Company communicates regularly with its shareholders through annual and quarterly reports. At the Company's annual meetings of shareholders, a full opportunity is afforded for shareholders to ask questions concerning the Company's business. Each shareholder and investor inquiry receives a prompt response from the investor relations department or an appropriate officer of the Company. Information about the Company is also available on the Company's Internet home page at www.draxis.com. In addition, the Executive Director, Investor Relations, the Chief

Financial Officer and the CEO of the Company provide the opportunity for investors in both Canada and the U.S. to pose questions to which they respond through such forums as webcast conference calls for investors and analysts.

     Board Expectations of Management

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

     Employees

     As at December 31, 2001, the Company and its subsidiaries employed a total of 313 employees. DPI is the largest employer with 214 employees, all located in Montreal, Quebec, comprising 21 managerial employees, 90 salaried employees and 103 unionised employees. DRAXIMAGE employs 68 people all in Montreal, Quebec. The Company itself employs 31 people, 2 in the Province of Quebec, 27 in Toronto, Ontario, 1 in the Province of Nova Scotia and 1 in the Province of British Columbia. At December 31, 2001 and 2000, the Company and its subsidiaries had 313 and 256 employees, respectively.

Item 7.   Major Shareholders and Related Party Transactions

     The Company is not aware of any company or foreign government that owns or controls the Company, directly or indirectly.

     To our knowledge, the following are the only persons who, as at March 31, 2002, beneficially own, directly or indirectly, or exercise control over our common shares carrying more than five percent (5%) of the votes attached to all of those shares. Also set forth below is the total amount of the Company's shares owned by officers and directors as a group as of March 31, 2002:

                        Identity of
                      Person or Group                       Amount Owned               Percent of Class
                      ---------------                       ------------               ----------------
         Van Berkom and Associates Inc. (1)                   3,710,434                     10.1%

         Elan International Services, Ltd.                    3,043,996                      8.2%

         Novopharm Limited (2)                                2,352,940                      6.4%

         Welch Capital Partners LLC                           1,968,550                      5.4%

         Officers and Directors as a Group                    2,015,347                      5.5%

----------
(1) The Company understands, based on public disclosure documents, that Van Berkom and Associates Inc., a registered investment counsel and portfolio manager, maintains exclusive power to exercise investment control or direction over the shares listed in this table for its managed accounts as the beneficial owners. According to public disclosure documents, that number of shares represents the aggregate number of shares held by all managed accounts of Van Berkom and Associates Inc. as at March 31, 2002.

(2) Novopharm Limited is beneficially owned by Teva Pharmaceutical Industries, Ltd.

     To our knowledge, there are no arrangements, the operation of which may, at a subsequent date, result in a change in control.

     The building housing the Company's premises at 6870 Goreway Drive in Mississauga, Ontario is owned 50% by Samuel Sarick Limited, a corporation wholly owned by Mr. Sarick, a director of the Company. The original lease for the premises was entered into on April 25, 1994 between Samuel Sarick Limited, Kentlake Construction Limited and Anec Investments Limited, as landlord, and the Company, as tenant. The lease renewal was negotiated between the Company and Samuel Sarick Limited on an arm's-length basis with the assistance of Colliers International retained by the Company and was renewed with Board approval effective May 1, 1999 for a period of five years. The Company believes that the lease terms are consistent with arm's-length comparables and that the annual rent payable of CDN$169,735.68 is at fair market value.

     As of May 1, 2002, 17,982,933 common shares (48.6% of the outstanding common shares) were held of record by 590 shareholders whose registered addresses were in the United States. The Company has no knowledge of any other Shares held beneficially in the United States.

     As of May 1, 2002, there were a total of 1,202 shareholders of record holding 36,982,679 common shares issued and outstanding.

     The Company has made loans to certain key management personnel in connection with its incentive plans and as inducements to enter into employment agreements. Details of loans currently outstanding are set forth in the table below.

                             -------------------------------------------------------------------------------------
                                Largest Amount Outstanding During 2001              Amount Outstanding as at
                                             Fiscal Year                                 March 31, 2002
------------------------------------------------------------------------------------------------------------------
                                Fully Recourse      Other Employee Share      Fully Recourse         Other Employee
                               Interest Bearing     Participation Plans      Interest Bearing            Share
                                    (EPP)                  (CDN$)                 (EPP)           Participation Plans
  Name & Principal Position         (CDN$)                                        (CDN$)                 (CDN$)
------------------------------------------------------------------------------------------------------------------
Martin Barkin, MD                  100,000                  221,782                100,000               175,769
President & Chief Executive
Officer

------------------------------------------------------------------------------------------------------------------
Jim A.H. Garner                     75,000                   92,106                 75,000                67,572
Senior Vice President,
Finance & Chief Financial
Officer

------------------------------------------------------------------------------------------------------------------
Dwight Gorham                          nil                  254,371                    nil               242,869
President, DRAXIS Pharma
Inc.

------------------------------------------------------------------------------------------------------------------
Dan Brazier                            nil                   49,349                    nil                37,247
President, DRAXIS
Pharmaceutica

------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Jack A. Carter                     104,000                   22,905                    nil                15,566
Vice President, Human
Resources

------------------------------------------------------------------------------------------------------------------
Roger Mailhot                          nil                   69,889                    nil                49,682
Vice President Scientific &
Regulatory Affairs

------------------------------------------------------------------------------------------------------------------
Douglas M. Parker                   22,000                   12,353                 22,000                 8,961
General Counsel & Secretary
------------------------------------------------------------------------------------------------------------------

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

     A loan of CDN$10,000 was made in September 1999 to Mr. Carter. In addition, a loan of CDN$20,000 was made in October 2001 to Mr. Carter. These loans bear interest at Revenue Canada's prescribed rate with the principal repayable in 72 equal semi-monthly instalments, deducted from regular salary payments, and interest payable quarterly.

     An interest free loan of CDN$15,000 was also made in April 1999 to Mr. Parker as an incentive to enter into an employment agreement with the Company. The loan is repayable in 72 equal semi-monthly instalments, deducted from regular salary payments.

Item 8.   Financial Information

     The Company's Consolidated Financial Statements are attached as pages F-1 through F-21. There have been no significant changes since the date of the financial statements.

Legal/Arbitration Proceedings

     From time to time, the Company becomes involved in legal proceedings and claims which arise in the ordinary course of business. With the exception of the two matters described below related to Anipryl, the Company considers that the ultimate liability with respect to any known actions will not materially affect the business, financial position, results of operations or cash flows of the Company.

     In 1998 a Canadian legal proceeding was launched against the Company and DAHI by a former consultant claiming royalty entitlements based on the net profit from sales of Anipryl. The Company regards this claim to be without merit and is vigorously defending itself.

     Since 2000, the Company and DAHI have been involved in U.S. and Canadian legal proceedings with the University of Toronto and the University of Toronto Innovations Foundation. One dispute relates to the terms of a 1992 license agreement under which Innovations Foundation is claiming entitlement to a portion of the consideration earned by DAHI with respect to Anipryl. The second dispute relates to a 1990 contract research agreement under which the University of Toronto is claiming damages related to the ownership of certain Anipryl-related intellectual property. The Company considers all of the claims made by the University of Toronto and the University of Toronto Innovations Foundation to be without merit and is vigorously defending itself.

Item 9.   The Offer and Listing

     The Company's common shares are listed on The Toronto Stock Exchange (the "TSE") under the symbol "DAX." The following table sets forth, in Canadian dollars, the per share high and low sales prices on the TSE for the five most recent full financial years:

                     ------------------------------------------------------------------------
                                  Years                      High                  Low
                     ------------------------------------------------------------------------
                     1997                                    $5.40                $2.75
                     ------------------------------------------------------------------------
                     1998                                     5.10                 2.30
                     ------------------------------------------------------------------------
                     1999                                     4.57                 1.41
                     ------------------------------------------------------------------------
                     2000                                     5.95                 2.05
                     ------------------------------------------------------------------------
                     2001                                     4.40                 2.11
                     ------------------------------------------------------------------------

     The following table sets forth, in Canadian dollars, the per share high and low sales prices on the TSE by fiscal quarter for 2001 and 2000.

                     ------------------------------------------------------------------------
                                                             High                  Low
                     2001
                     ------------------------------------------------------------------------
                     First Quarter                           $3.98                $2.70
                     ------------------------------------------------------------------------
                     Second Quarter                           3.90                 2.43
                     ------------------------------------------------------------------------
                     Third Quarter                            3.75                 2.11
                     ------------------------------------------------------------------------
                     Fourth Quarter                           4.40                 2.52
                     ------------------------------------------------------------------------

                     ------------------------------------------------------------------------
                                                             High                  Low
                              2000
                     ------------------------------------------------------------------------
                     First Quarter                           $5.95                $1.60
                     ------------------------------------------------------------------------
                     Second Quarter                           4.95                 2.45
                     ------------------------------------------------------------------------
                     Third Quarter                            5.90                 3.17
                     ------------------------------------------------------------------------
                     Fourth Quarter                           4.75                 2.70
                     ------------------------------------------------------------------------

     The following table sets forth, in Canadian dollars, the per share high and low sales prices on the TSE for the most recent six months:

                     ------------------------------------------------------------------------
                     Last 6 months                           High                  Low
                     ------------------------------------------------------------------------
                     November 2001                           $3.50                $2.85
                     ------------------------------------------------------------------------
                     December 2001                            4.40                 3.09
                     ------------------------------------------------------------------------
                     January 2002                             4.34                 3.70
                     ------------------------------------------------------------------------
                     February 2002                            4.15                 3.60
                     ------------------------------------------------------------------------
                     March 2002                               4.98                 3.75
                     ------------------------------------------------------------------------
                     April 2002                               5.15                 4.20
                     ------------------------------------------------------------------------

     The common shares are quoted on the NASDAQ National Market System ("NASDAQ") in the United States under the symbol "DRAX." The following table sets forth, in U.S. dollars, the per share high bid and low asked prices on NASDAQ for the five most recent full financial years:

                     -------------------------------------------------------------------------
                     Years                                    High                  Low
                     -------------------------------------------------------------------------
                     1997                                    $3.75                 1.94
                     -------------------------------------------------------------------------

                     -------------------------------------------------------------------------
                     1998                                    3.53                  1.56
                     -------------------------------------------------------------------------
                     1999                                    3.12                  0.97
                     -------------------------------------------------------------------------
                     2000                                    4.62                  1.03
                     -------------------------------------------------------------------------
                     2001                                    2.79                  1.45
                     -------------------------------------------------------------------------

     The following table sets forth, in U.S. dollars, the per share high and low asked prices on NASDAQ in U.S. dollars, by fiscal quarter for 2001 and 2000:

                     -------------------------------------------------------------------------
                     2001                                     High                  Low
                     -------------------------------------------------------------------------
                     First Quarter                           $2.63                 $1.69
                     -------------------------------------------------------------------------
                     Second Quarter                           2.55                  1.50
                     -------------------------------------------------------------------------
                     Third Quarter                            2.45                  1.45
                     -------------------------------------------------------------------------
                     Fourth Quarter                           2.79                  1.60
                     -------------------------------------------------------------------------

                     -------------------------------------------------------------------------
                     2000                                     High                  Low
                     -------------------------------------------------------------------------
                     First Quarter                           $4.63                 $1.03
                     -------------------------------------------------------------------------
                     Second Quarter                           3.50                  1.63
                     -------------------------------------------------------------------------
                     Third Quarter                            4.00                  2.13
                     -------------------------------------------------------------------------
                     Fourth Quarter                           3.25                  1.50
                     -------------------------------------------------------------------------

     The following table sets forth, in U.S. dollars, the per share high and low sales prices on NASDAQ for the most recent six months:

                     -------------------------------------------------------------------------
                     Last 6 months                           High                  Low
                     -------------------------------------------------------------------------
                     November 2001                           $2.20                 $1.81
                     -------------------------------------------------------------------------
                     December 2001                            2.79                  1.95
                     -------------------------------------------------------------------------
                     January 2002                             2.76                  2.35
                     -------------------------------------------------------------------------
                     February 2002                            2.60                  2.22
                     -------------------------------------------------------------------------
                     March 2002                               3.14                  2.34
                     -------------------------------------------------------------------------
                     April 2002                               3.00                  2.66
                     -------------------------------------------------------------------------

Item 10.  Additional Information

Bylaws and Articles of Amalgamation

     The Company's Articles of Amalgamation are on file with the Corporations Directorate of Industry Canada under Corporation Number 357288-9. The Articles of Amalgamation do not include a stated purpose and do not place any restrictions on the business that the Company may carry on.

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

     A director who is a party to, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Company must disclose to the Company the nature and extent of his or her interest at the time and in the manner provided by the Act. The Act prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

          - is an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the Company or an affiliate;

          - relates primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate;

          - is for indemnity or insurance for director's liability as permitted by the Act; or

          -    is with an affiliate.

     The Board of Directors may, on behalf of the Company and without authorisation of our shareholders:

          -    borrow money upon the credit of the Company;

          -    issue, reissue, sell or pledge debt obligations of the Company;

          - give a guarantee on behalf of the Company to secure performance of an obligation of any person; and

          - mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

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

     Share Capitalisation

     The Company's Articles of Amalgamation authorise the issuance of an unlimited number of common shares (36,935,434 of which are outstanding as of March 31, 2002), an unlimited number of preferred shares (none of which are issued and outstanding), and an unlimited number of Employee Participation Shares (2,000,000 of which have been issued and 470,000 remain outstanding as of March 31, 2002). The Articles of Amalgamation do not authorise the issuance of any other class of shares.

     Common Shares

     The holders of the common shares of the Company are entitled to receive notice of and to attend all meetings of the shareholders of the Company and have one vote for each common share held at all meetings of shareholders. The directors are elected at each annual meeting of shareholders and do not stand for re-election at staggered intervals.

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

     In the event of a proposal, order or resolution for the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary; or on the "Automatic Conversion Date" (as defined in the Articles of Amalgamation and the terms of the EP Plan); or at the option of the holder on a "Conversion Date" (as defined in the Articles of Amalgamation and the terms of the EP Plan) other than the "Automatic Conversion Date" (as defined in the Articles of Amalgamation and the terms of the EP Plan), the participation shares will become common shares, and the number of common shares a holder receives on conversion is the number of common shares which is determined by multiplying the number of participation shares held, or in the case of conversion on a Conversion Date other than the Automatic Conversion Date, the number of participation shares which the holder elects to convert, by a fraction:

   1. the numerator of which shall be the "EP Share Value"(as defined in the Articles of Amalgamation and the terms of the EP Plan) of a participation share of a particular series as at the earlier of the "Automatic Conversion Date" and a "Conversion Date," as the case may be; and

   2. the denominator of which shall be the "Fair Market Value of a Common Share" (as defined in the Articles of Amalgamation and the terms of the EP Plan) as at the earlier of the two dates described in 1; provided that no fraction common shares will be issued and no payment will be made in respect of fractional common shares.

Shareholder Rights Plan

     On May 16, 2002, the shareholders of the Company approved a Shareholder Rights Plan Agreement (the "Rights Plan"), the principal terms of which are as follows:

     Effective Date

     The Rights Plan became effective on April 23, 2002 (the "Effective Date") and was approved by shareholders of the Company at its Annual and Special Meeting of shareholders held on May 16, 2002.

     Term

     The term of the Rights Plan is ten years, subject to reconfirmation by shareholders at every third annual meeting.

     Issue of Rights

     One right (a "Right") attaches to each outstanding common share.

     Rights Exercise Privilege

     The Rights will separate from the shares to which they are attached and will become exercisable at the time (the "Separation Time") that is ten trading days after the earlier of a person having acquired, or the commencement, announcement or other date determined by the Board of Directors in respect of a take-over bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid").

     The acquisition of Beneficial Ownership (as defined in the Rights Plan) by any person (an "Acquiring Person"), including others acting in concert, of 20% or more of the common shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event." Under the Rights Plan, there are certain exceptions to that rule, including (i) the Company or a subsidiary of the Company, (ii) a person who acquires 20% or more of the outstanding common shares through, among other things, a share redemption or a Permitted Bid, (iii) an underwriter or selling group member during the course of a public distribution; or (iv) investment and fund managers, trust companies and other persons who are managing investment funds, pension funds or plans, estates or accounts on behalf of another person, provided they are not making, or are not part of a group making, a take-over bid. Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such will become void upon the occurrence of a Flip-in Event.

     Under the Rights Plan, a bidder is entitled to "lock up" any shareholder of the Company without triggering the Rights Plan so long as the lock-up agreement is a "soft" lock up, meaning the locked-up shareholder is entitled to tender to a higher offer (so long as the higher offer is not required under the lock-up agreement to be more than 7% higher than the first offer).

     Ten trading days after the occurrence of the Flip-in Event, the Rights (other than those held by the Acquiring Person) will permit the holder to purchase, for the exercise price of the Rights, common shares having a value based on the then-prevailing market price) equal to twice such exercise price (i.e., at a 50% discount). The exercise price of the Rights will be equal to five times the prevailing market price at the Separation Time.

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

     Permitted Bid Requirements

     The requirements of a Permitted Bid include the following:

          - the take-over bid must be made by way of a take-over bid circular to all holders of common shares;

          - the take-over bid must not permit common shares tendered pursuant to the take-over bid to be taken up prior to the expiry of a period of not less than 60 days and only if at such time more than 50% of the common shares held by shareholders other than the bidder, its affiliates, associates and persons acting jointly or in concert with the bidder (the "Independent Shareholders") have been tendered pursuant to the take-over bid and not withdrawn; and

          - if more than 50% of the common shares held by Independent Shareholders are tendered to the take-over bid within the 60-day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of common shares for an additional 10 business days from the date of such public announcement.

     The Rights Plan allows a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

     Waiver

     The Board of Directors may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event (an "Exempt Acquisition") that would result from a take-over bid made by way of a take-over bid circular to all holders of common shares, provided that in such circumstances the Board shall be deemed to have waived the application of the Rights Plan to any other Flip-in Event occurring as a result of a take-over bid made by way of a take-over bid circular to all holders of common shares prior to the expiry of any take-over bid in respect of which the Rights Plan has been waived. The Board of Directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Company within 14 days or such other period as may be specified by the Board of Directors.

     Redemption

     At any time prior to the occurrence of a Flip-in Event, the Board of Directors may with the prior approval of the holders of the common shares or the Rights redeem all, but not less than all, of the outstanding Rights at a price of CDN$0.000001 each. Rights will be deemed to have been redeemed by the Board of Directors following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

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

Limitations on Right to Own Securities

     Neither Canadian law nor the Company's Articles of Amalgamation or bylaws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the "Investment Act"), as amended by the World Trade Organisation Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a "WTO Investor," as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment in the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company (in 2001) and the value of the assets of the Company equalled or exceeded CDN$209.0 million. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organisation ("WTO Member") or has a right of permanent residence in a WTO Member. A corporation or other entity will be a "WTO Investor" if it is a "WTO Investor-controlled entity," pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving the Company's common shares would be exempt from the Investment Act, including:

     (a) an acquisition of the shares if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities;
     (b) an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and
     (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Material Contracts

     In November 1997 the Company entered into a global alliance with Pfizer and granted Pfizer a perpetual exclusive license to market, sell and distribute Anipryl in exchange for non-refundable fees, royalties based on world-wide sales of Anipryl, a manufacturing and supply agreement and a research collaboration. The terms of the alliance were amended in December 1999 and again in December 2001. See "Item 4: Other Collaboration Agreements" and "Item 18: Financial Statements." The definitive agreements governing this global alliance are as follows:

     - Master Agreement dated November 12, 1997 between DRAXIS, DAHI and Pfizer (Exhibit 4.1);

     - License Agreement dated November 12, 1997 between DAHI and Pfizer (Exhibit 4.2); and

     - Letter agreement dated December 22, 1999 between DAHI and Pfizer (Exhibit 4.3); and

     - Second Amendment dated December 18, 2001 between DRAXIS, DAHI and Pfizer (Exhibit 4.4).

     On October 18, 2000, the Company entered into an employment agreement with Mr. Jack Carter, Vice President Human Resources of the Company. Pursuant to this agreement, Mr. Carter is paid a gross salary of CDN$130,000 per annum and is entitled to an annual discretionary bonus as determined by the Compensation Committee. This agreement also has certain specific termination provisions. In event of his termination of employment without cause, Mr. Carter is entitled to receive a payment equal to his annual remuneration; in the event of Mr. Carter's termination of employment following a change of control of the Company, Mr. Carter is entitled to receive a payment equal to two (2) times his annual remuneration. See "Item 6: Directors, Senior Management and Employees, Termination of Employment Contracts." This agreement is Exhibit 4.23 to this annual report.

     On October 11, 2000, an employment agreement was entered into between the Company and Mr. Douglas Parker, General Counsel & Secretary of the Company. Pursuant to this agreement, Mr. Parker is paid a gross salary of CDN$110,000 per annum and is entitled to an annual discretionary bonus as determined by the Compensation Committee. This agreement also has certain specific termination provisions. In event of his termination of employment without cause, Mr. Parker is entitled to receive a payment equal to his annual remuneration; in the event of Mr. Parker's termination of employment following a change of control of the Company, Mr. Parker is entitled to receive a payment equal to two (2) times his annual remuneration. See "Item 6: Directors, Senior Management and Employees Termination of Employment Contracts." This agreement is Exhibit 4.26 to this annual report.

     On May 30, 2001, an employment agreement was entered into between the Company and Mr. Jerry Ormiston, Executive Director, Investor Relations of the Company. Pursuant to this agreement, Mr. Ormiston is paid a gross salary of CDN$130,000 per annum and is entitled to an annual discretionary bonus as determined by the Compensation Committee. This agreement also has certain specific termination provisions. In event of his termination of employment without cause, Mr. Ormiston is entitled to receive a payment equal to his annual remuneration; in the event of Mr. Ormiston's termination of employment following a change of control of the Company, Mr. Ormiston is entitled to receive a payment equal to two (2) times his annual remuneration. See "Item 6: Directors, Senior Management and Employees Termination of Employment Contracts." This agreement is Exhibit 4.27 to this annual report.

     The shareholders of the Company approved at the May 16, 2002 Annual and Special Meeting a shareholders rights plan for the Company as set out in a Shareholder Rights Plan Agreement dated April 23, 2002 between the Company and Computershare Trust Company of Canada as trustee. This plan is substantially similar to one that has been in place at the Company since April 1997. This plan is aimed at allowing more time for the Board of Directors to ensure that shareholders are fully compensated for the value of their common shares in the event of a take-over offer for the Company. See "Item 10: Additional Information, Shareholder Rights Plan." This agreement is Exhibit 4.28 to this annual report.

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

     Disposition by shareholders who are residents of Canada

     On a disposition or deemed disposition of a common share of the Company a resident of Canada holder will receive a capital gain (or capital loss) equal to the amount by which the proceeds of disposition for the common share exceeded (or are less than) the aggregate of any cost of disposition and the adjusted cost base to the holder of the common share of the Company immediately before the disposition. Pursuant to the ITA, a holder of common shares of the Company who is a resident of Canada will be required to include in income one-half (1/2) of the amount of any capital gain and may deduct one-half (1/2) of the amount of any capital loss against taxable capital gains realised by the holder in the year of the disposition. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three proceeding years or carried forward and deducted in any following year against taxable capital gains realised in such years to the extent and under the circumstances described in the ITA and the Amendments.

     A Canadian-controlled private corporation will also be subject to a refundable tax of sixty-six and two-thirds percent (66 2/3%) on certain investment income, including taxable capital gains realised on the disposition of common shares of the Company, that will be refundable when the corporation pays taxable dividends (at a rate of CDN$1.00 for every CDN$3.00 of taxable dividend paid).

     A capital loss realised by a holder of common shares of the Company that is a corporation, a partnership of which a corporation is a member or a trust of which a corporation is a beneficiary may be reduced by the amount of dividends received in certain circumstances. Capital gains received by an individual may give rise to a liability for alternative minimum tax.

Documents on Display

     The Company is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, the Company files reports and other information with the United States Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. The Company's annual reports and some of the other information submitted by the Company to the Commission may be accessed through this web site. In addition, material filed by the Company can be inspected at the offices of the NASDAQ at 9801 Washingtonian Blvd., Gaithersburg, MD 20878, and on the Canadian Securities Administrators' electronic filing system, SEDAR, accessible at the web site http://www.sedar.

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

     Management's Report....................................................F-1
     Report of Deloitte & Touche LLP........................................F-2
     Consolidated balance sheets............................................F-4
     Consolidated statements of operations and deficit......................F-5
     Consolidated statements of cash flows..................................F-7
     Notes to the consolidated financial statements.........................F-8

Item 19.  Exhibits

       Exhibit No.                       Description

          1.1 Articles of Amalgamation of DRAXIS Health Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          1.2 By-law No. 1 of DRAXIS Health Inc. (formerly Deprenyl Research Limited) (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.1 Master Agreement dated November 12, 1997 among DRAXIS Health Inc., Deprenyl Animal Health Inc. and Pfizer Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.2 License Agreement dated November 12, 1997 between Deprenyl Animal Health Inc. and Pfizer Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.3 Letter Agreement dated December 22, 1999 between DRAXIS Health Inc., Deprenyl Animal Health Inc. and Pfizer Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.4* Second Amendment dated December 18, 2001 to the Master Agreement, as amended December 22, 1999, License Agreement, Research Agreement, U.S. and Canada Manufacturing and Supply Agreement and International Manufacturing and Supply Agreement between Pfizer Inc., Deprenyl Animal Health, Inc. and DRAXIS Health Inc. dated November 12, 1997
          4.5 Asset Purchase Agreement dated May 3, 2000 by and among DRAXIS Health Inc., Block Drug Company (Canada) Limited and Block Drug Company, Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.6 License, Distribution and Supply Agreement dated June 17, 1999 between DRAXIS Health, Inc., Elan Pharma (International) Limited and Elan Pharmaceuticals, Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

* Confidential treatment requested as to a portion of this exhibit.

          4.7 Subscription Agreement dated February 18, 2000 among SGF Sante Inc. and DRAXIS Pharma Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.8 Subscription Agreement dated March 28, 2002 among SGF Sante Inc., DRAXIS Health Inc. and DRAXIS Pharma Inc.
          4.9 Amended and Restated Unanimous Shareholders' Agreement dated March 28, 2002 among DRAXIS Health Inc., SGF Sante Inc., DRAXIS Pharma Inc., Dwight Gorham, Mohammed Barkat and Michel Sauvageau
          4.10 Term Loan Agreement dated June 9, 1998 between National Bank of Canada and DRAXIS Pharma Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.11 Credit Agreement dated February 18, 2000 between National Bank of Canada and DRAXIS Pharma Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.12 Amendment to Credit Facilities for DRAXIS Pharma Inc. dated March 28, 2002 between National Bank of Canada and DRAXIS Pharma Inc.
          4.13 Loan Agreement dated March 28,2002 among DRAXIS Pharma Inc., SGF Sante Inc. and DRAXIS Health Inc.
          4.14 Loan Agreement dated March 28, 2002 among DRAXIS Pharma Inc., Investissement Quebec and DRAXIS Health Inc.
          4.15 Stock Option Plan of DRAXIS Health Inc., as amended, dated August 26, 1998 (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.16 DRAXIS Health Inc. Employee Stock Ownership Plan, amended and restated, Effective December 1, 1998 (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.17 DRAXIS Health Inc. Employee Participation Share Purchase Plan, Effective February 16, 1995 (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.18 DRAXIS Health Inc. Deferred Share Unit Plan for Employees (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.19 DRAXIS Health Inc. Equity Purchase Plan (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.20 Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.21 Amendment dated June 14, 2000 to Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

          4.22 Employment Agreement dated September 3, 1996 between DRAXIS Health Inc. and James A. H. Garner (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.23 Employment Agreement dated October 18, 2000 between DRAXIS Health Inc. and Jack A. Carter (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.24 Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Roger Mailhot (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.25 Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dan Brazier (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.26 Employment Agreement dated October 11, 2000 between DRAXIS Health Inc. and Douglas Parker (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.27 Employment Agreement dated May 14, 2001 between DRAXIS Health Inc. and Jerry Ormiston
          4.28 Shareholder Rights Plan Agreement dated April 23, 2002 between DRAXIS Health Inc. and Computershare Trust Company of Canada as trustee
          8.1 List of Subsidiaries (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

                                         DRAXIS HEALTH INC.

      Date:    May 20, 2002             By: /s/  JIM A.H. GARNER
                                            ------------------------
                                            Senior Vice President, Finance and
                                            Chief Financial Officer


                                        By: /s/  MARTIN BARKIN, M.D.
                                            ------------------------
                                            President and Chief
                                            Executive  Officer

                                  EXHIBIT INDEX
                               DRAXIS HEALTH INC.
                             Form 20-F Annual Report

        EXHIBIT NO.                       DESCRIPTION

          1.1 Articles of Amalgamation of DRAXIS Health Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          1.2 By-law No. 1 of DRAXIS Health Inc. (formerly Deprenyl Research Limited) (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.1 Master Agreement dated November 12, 1997 among DRAXIS Health Inc., Deprenyl Animal Health Inc. and Pfizer Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.2 License Agreement dated November 12, 1997 between Deprenyl Animal Health Inc. and Pfizer Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.3 Letter Agreement dated December 22, 1999 between DRAXIS Health Inc., Deprenyl Animal Health Inc. and Pfizer Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.4* Second Amendment dated December 18, 2001 to the Master Agreement, as amended December 22, 1999, License Agreement, Research Agreement, U.S. and Canada Manufacturing and Supply Agreement and International Manufacturing and Supply Agreement between Pfizer Inc., Deprenyl Animal Health, Inc. and DRAXIS Health Inc. dated November 12, 1997
          4.5 Asset Purchase Agreement dated May 3, 2000 by and among DRAXIS Health Inc., Block Drug Company (Canada) Limited and Block Drug Company, Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.6 License, Distribution and Supply Agreement dated June 17, 1999 between DRAXIS Health, Inc., Elan Pharma (International) Limited and Elan Pharmaceuticals, Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.7 Subscription Agreement dated February 18, 2000 among SGF Sante Inc. and DRAXIS Pharma Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.8 Subscription Agreement dated March 28, 2002 among SGF Sante Inc., DRAXIS Health Inc. and DRAXIS Pharma Inc.

* Confidential treatment requested as to a portion of this exhibit.

          4.9 Amended and Restated Unanimous Shareholders' Agreement dated March 28, 2002 among DRAXIS Health Inc., SGF Sante Inc., DRAXIS Pharma Inc., Dwight Gorham, Mohammed Barkat and Michel Sauvageau
          4.10 Term Loan Agreement dated June 9, 1998 between National Bank of Canada and DRAXIS Pharma Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.11 Credit Agreement dated February 18, 2000 between National Bank of Canada and DRAXIS Pharma Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.12 Amendment to Credit Facilities for DRAXIS Pharma Inc. dated March 28, 2002 between National Bank of Canada and DRAXIS Pharma Inc.
          4.13 Loan Agreement dated March 28,2002 among DRAXIS Pharma Inc., SGF Sante Inc. and DRAXIS Health Inc.
          4.14 Loan Agreement dated March 28, 2002 among DRAXIS Pharma Inc., Investissement Quebec and DRAXIS Health Inc.
          4.15 Stock Option Plan of DRAXIS Health Inc., as amended, dated August 26, 1998 (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.16 DRAXIS Health Inc. Employee Stock Ownership Plan, amended and restated, Effective December 1, 1998 (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.17 DRAXIS Health Inc. Employee Participation Share Purchase Plan, Effective February 16, 1995 (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.18 DRAXIS Health Inc. Deferred Share Unit Plan for Employees (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.19 DRAXIS Health Inc. Equity Purchase Plan (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.20 Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.21 Amendment dated June 14, 2000 to Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.22 Employment Agreement dated September 3, 1996 between DRAXIS Health Inc. and James A. H. Garner (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.23 Employment Agreement dated October 18, 2000 between DRAXIS Health Inc. and Jack A. Carter (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

          4.24 Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Roger Mailhot (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.25 Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dan Brazier (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.26 Employment Agreement dated October 11, 2000 between DRAXIS Health Inc. and Douglas Parker (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
          4.27 Employment Agreement dated May 14, 2001 between DRAXIS Health Inc. and Jerry Ormiston
          4.28 Shareholder Rights Plan Agreement dated April 23, 2002 between DRAXIS Health Inc. and Computershare Trust Company of Canada as trustee
          8.1 List of Subsidiaries (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

Management's Report

     The Company's management is responsible for preparing the accompanying consolidated financial statements in conformity with United States generally accepted accounting principles ("GAAP"). In preparing these consolidated financial statements, management selects accounting policies and uses its judgement and best estimates, as appropriate in the circumstances. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

     The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded and that transactions are executed and recorded in accordance with the Company's policies. This system is supported by policies and procedures for key business activities, by the hiring of qualified staff and by a continuous planning and monitoring program.

     Deloitte & Touche LLP has been engaged by the Company's shareholders to audit the consolidated financial statements. During the course of their audit, Deloitte & Touche LLP reviewed the Company's system of internal controls to the extent necessary to render their opinion on the consolidated financial statements.

     The Board of Directors is responsible for ensuring that management fulfils its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out the responsibility principally through its Audit Committee. The members of the Audit Committee are outside Directors. The Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors. Deloitte & Touche LLP has full and free access to the Audit Committee.

     Management acknowledges its responsibility to provide financial information that is representative of the Company's operations, is consistent and reliable, and is relevant for the informed evaluation of the Company's activities.

     For the year ended December 31, 2001, the Company switched from Canadian GAAP to U.S. GAAP as its primary reporting convention. Financial statements prepared in accordance with Canadian GAAP are available to all shareholders.

       Martin Barkin, MD, FRCSC                 Jim Garner, CA
       President and Chief Executive Officer    Senior Vice President, Finance
                                                and Chief Financial Officer
       Mississauga, Ontario
       February 6, 2002

Independent Auditors' Report

To the Shareholders of
DRAXIS Health Inc.

     We have audited the consolidated balance sheets of DRAXIS Health Inc. as at December 31, 2001 and 2000 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with generally accepted accounting principles in the United States of America.

     As discussed in Note 23(f), the income tax effect of certain capital transactions that occurred between 1991 and 1996 had been recorded as deferred income tax assets rather than being charged to shareholders' equity. Accordingly, the Company has restated its consolidated balance sheets for the current and prior years to impact non-current deferred income tax asset, additional paid-in capital, deficit and accumulated other comprehensive loss.

     On February 6, 2002, we reported separately to shareholders of the Company, on our audits, where we expressed an opinion without reservation on the financial statements for the same periods prepared in accordance with generally accepted accounting principles in Canada.

/s/ Deloitte & Touche LLP

Chartered Accountants

Montreal, Quebec
February 6, 2002

     DRAXIS HEALTH INC.
     Consolidated Statements of Operations Years ended December 31

     (in thousands of U.S. dollars except share related data)

                                                                         2001                2000             1999
                                                                         ----                ----             ----
     REVENUES
              Product sales                                           $    26,232        $    22,019       $   22,047
              Royalty and licensing                                         6,752              7,132            2,338
--------------------------------------------------------------------------------------------------------------------------
                                                                           32,984             29,151           24,385
--------------------------------------------------------------------------------------------------------------------------
                              EXPENSES

              Cost of goods sold                                           21,801             18,237           16,286
              Selling, general and administration                           6,207              7,385            7,219
              Research and development                                      1,279              1,027              748
              Depreciation and amortization                                 2,436              2,318            1,823
              Restructuring charges (Note 5)                                    -                434                -
--------------------------------------------------------------------------------------------------------------------------
                                                                           31,723             29,401           26,076
--------------------------------------------------------------------------------------------------------------------------
     Operating income (loss)                                                1,261               (250)          (1,691)
     Interest expense, net (Note 6)                                           (25)              (637)            (919)
     Other income (Note 7)                                                      -                411            1,819
--------------------------------------------------------------------------------------------------------------------------
Income (loss) before undernoted                                             1,236               (476)            (791)
     Income taxes (Note 8)                                                  2,890               (330)              99
     Minority interest                                                        286                338                -
--------------------------------------------------------------------------------------------------------------------------
(Loss) income from continuing operations before cumulative effect
   of accounting change                                                    (1,368)               192             (890)
     Loss from discontinued operations, net of taxes (Note 9)                (216)              (630)          (4,580)
     Cumulative effect of accounting change, net of taxes                       -            (19,900)               -
--------------------------------------------------------------------------------------------------------------------------
     Net loss                                                         $    (1,584)       $   (20,338)      $   (5,470)
==========================================================================================================================

     BASIC INCOME (LOSS) PER SHARE (NOTE 10)
              From continuing operations before cumulative
                   effect of accounting change                        $     (0.04)       $      0.01       $    (0.03)
              From discontinued operations                                  (0.00)             (0.02)           (0.13)
              From cumulative effect of accounting change                       -              (0.55)               -
--------------------------------------------------------------------------------------------------------------------------
                                                                      $     (0.04)       $     (0.56)      $    (0.16)
==========================================================================================================================

     DILUTED INCOME (LOSS) PER SHARE (NOTE 10)
              From continuing operations before cumulative
                   effect of accounting change                        $     (0.04)       $      0.01       $    (0.03)
              From discontinued operations                                  (0.00)             (0.02)           (0.13)
              From cumulative effect of accounting change                       -              (0.55)               -
--------------------------------------------------------------------------------------------------------------------------
                                                                      $     (0.04)       $     (0.56)      $    (0.16)
==========================================================================================================================

APPROVED BY THE BOARD

/s/  Brian King......................Director

/s/ Martin Barkin, M.D...............Director

       See the accompanying notes to the Consolidated Financial Statements

     DRAXIS HEALTH INC.
     Consolidated Balance Sheets   December 31

     (in thousands of U.S. dollars except share related data)

                                                                                            2001              2000
                                                                                            ----              ----
     ASSETS

     CURRENT
              Cash and cash equivalents                                                  $     5,602       $    4,420
              Accounts receivable (Note 11)                                                    7,472            7,655
              Inventories (Note 12)                                                            5,272            6,269
              Prepaid expenses                                                                   570            1,113
              Deferred income taxes, net (Note 8)                                              2,917              804
--------------------------------------------------------------------------------------------------------------------------
                                                                                              21,833           20,261

     Property, plant and equipment, net (Note 13)                                             22,294           19,513
     Goodwill, net (Note 14)                                                                   3,086            4,252
     Intangible assets, net (Note 15)                                                          7,004            8,649
     Other assets                                                                                995            1,250
     Deferred income taxes, net (Note 8)                                                       9,148           13,382
--------------------------------------------------------------------------------------------------------------------------
                                                                                         $    64,360       $   67,307
==========================================================================================================================

     LIABILITIES

     CURRENT
              Bank loan (Note 16)                                                        $     1,666       $    1,335
              Accounts payable and accrued liabilities (Note 17)                               8,125            5,478
              Current portion of deferred revenues (Note 19)                                   6,476            4,901
              Current portion of long-term debt (Note 20)                                      1,446            1,268
--------------------------------------------------------------------------------------------------------------------------
                                                                                              17,713           12,982

     Deferred revenues (Note 19)                                                              18,139           21,363
     Long-term debt (Note 20)                                                                  6,614            8,622
     Customer deposits                                                                         1,966                -
     Minority interest                                                                         3,050            3,532
--------------------------------------------------------------------------------------------------------------------------
                                                                                         $    47,482       $   46,499
--------------------------------------------------------------------------------------------------------------------------
     Commitments and contingencies (Note 25)

     SHAREHOLDERS' EQUITY

     Common stock, without par value of unlimited shares authorized, 36,613,434 and
36,565,102 issued and outstanding at December 31, 2001 and 2000, respectively            $    59,781       $   59,698
     Additional paid in capital                                                               15,476           15,476
     Employee participation shares; 2,000,000 shares authorized (Note 23(c))                     166              166
              Less:  loans receivable                                                           (166)            (166)
     Warrants (Note 23(a))                                                                        74               74
     Deficit                                                                                 (50,869)         (49,285)
     Accumulated other comprehensive loss                                                     (7,584)          (5,155)
--------------------------------------------------------------------------------------------------------------------------
                                                                                              16,878           20,808
--------------------------------------------------------------------------------------------------------------------------
                                                                                         $    64,360       $   67,307
==========================================================================================================================

       See the accompanying notes to the Consolidated Financial Statements

     DRAXIS HEALTH INC.
     Consolidated Statements of Shareholders' Equity   December 31

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)

                                                                          2001               2000             1999
                                                                          ----               ----             ----
     COMMON STOCK (NUMBER OF SHARES)
     Balance, beginning of year                                        36,565,102         35,557,366       32,280,524
              Issuance of common shares                                         -                  -        3,043,996
              Exercise of warrants                                              -            600,000                -
              Exercise of options                                          48,332            382,582          189,839
              Exercise of employee participation shares                         -            125,154           43,007
              Repurchased for cancellation                                      -           (100,000)               -
--------------------------------------------------------------------------------------------------------------------------
     Balance, end of year                                              36,613,434         36,565,102       35,557,366
--------------------------------------------------------------------------------------------------------------------------

     COMMON STOCK
     Balance, beginning of year                                       $    59,698        $    57,163       $   50,316
              Issuance of common shares                                         -                  -            6,614
              Exercise of warrants                                              -              1,883                -
              Exercise of options                                              83                787              213
              Exercise of employee participation shares                         -                  -               20
              Repurchased for cancellation                                      -               (135)               -
--------------------------------------------------------------------------------------------------------------------------
     Balance, end of year                                             $    59,781        $    59,698       $   57,163
--------------------------------------------------------------------------------------------------------------------------

     ADDITIONAL PAID IN CAPITAL
     Balance, beginning of year                                       $    15,476        $    14,099       $   14,099
              Gain on  reduction  of  ownership  in  subsidiary                 -              1,377                -
              (Note 21)
--------------------------------------------------------------------------------------------------------------------------
     Balance, end of year                                             $    15,476        $    15,476       $   14,099
--------------------------------------------------------------------------------------------------------------------------

     EMPLOYEE PARTICIPATION SHARES
     Balance, beginning of year                                       $       166        $       351       $      240
              Issuance of employee participation shares                         -                  -              137
              Exercise of employee participation shares                         -               (185)             (26)
--------------------------------------------------------------------------------------------------------------------------
     Balance, end of year                                             $       166        $       166       $      351
--------------------------------------------------------------------------------------------------------------------------

     EMPLOYEE PARTICIPATION SHARES-LOANS RECEIVABLE
     Balance, beginning of year                                       $      (166)       $      (351)      $     (240)
              Issuance of employee participation shares                         -                  -             (137)
              Exercise of employee participation shares                         -                185               26
--------------------------------------------------------------------------------------------------------------------------
     Balance, end of year                                             $      (166)       $      (166)      $     (351)
--------------------------------------------------------------------------------------------------------------------------

     WARRANTS
     Balance, beginning of year                                       $        74        $       437       $      363
              Issuance of warrants                                              -                  -               74
              Exercise of warrants                                              -               (363)               -
--------------------------------------------------------------------------------------------------------------------------
     Balance, end of year                                             $        74        $        74       $      437
--------------------------------------------------------------------------------------------------------------------------

     DEFICIT
     Balance, beginning of year                                       $   (49,285)       $   (28,819)      $  (23,349)
              Net loss                                                     (1,584)           (20,338)          (5,470)
              Common shares purchased for cancellation                          -               (128)               -
--------------------------------------------------------------------------------------------------------------------------
     Balance, end of year                                             $   (50,869)       $   (49,285)      $  (28,819)
--------------------------------------------------------------------------------------------------------------------------

     ACCUMULATED OTHER COMPREHENSIVE LOSS
     Balance, beginning of year                                       $    (5,155)       $    (4,764)      $   (6,752)
              Other comprehensive (loss) income                            (2,429)              (391)           1,988
--------------------------------------------------------------------------------------------------------------------------
     Balance, end of year                                                  (7,584)            (5,155)          (4,764)
--------------------------------------------------------------------------------------------------------------------------

                                      -F-5-

--------------------------------------------------------------------------------------------------------------------------
     TOTAL SHAREHOLDERS' EQUITY                                       $    16,878        $    20,808       $   38,116
--------------------------------------------------------------------------------------------------------------------------

     COMPREHENSIVE INCOME (LOSS)
              Foreign currency translation adjustments                $    (2,429)       $      (391)      $    1,988
--------------------------------------------------------------------------------------------------------------------------
     Other comprehensive (loss) income                                     (2,429)              (391)           1,988
     Net loss                                                              (1,584)           (20,338)          (5,470)
--------------------------------------------------------------------------------------------------------------------------
     Total comprehensive loss                                         $    (4,013)       $   (20,729)      $   (3,482)
--------------------------------------------------------------------------------------------------------------------------

       See the accompanying notes to the Consolidated Financial Statements

     DRAXIS HEALTH INC.
     Consolidated Statements Of Cash Flows   Years ended December 31

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)

                                                                         2001                2000             1999
                                                                         ----                ----             ----
 CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
    Net (loss) income from continuing  operations before cumulative
     effect of accounting change                                      $    (1,368)       $       192       $     (890)

    Adjustments to reconcile net (loss) income from continuing operations to cash flow (used in) from operating activities
      Amortization of deferred revenues                                    (4,783)            (4,234)               -
      Depreciation and amortization                                         2,436              2,318            1,823
      Other income (Note 7)                                                     -               (411)          (1,819)
      Deferred income taxes                                                 1,239             (1,664)             (80)
      Minority interest                                                      (284)              (339)               -
      Other                                                                   470                392             (408)
      Changes in operating assets and liabilities
        Accounts receivable                                                  (991)            (1,192)          12,777
        Inventories                                                           675             (1,719)               -
        Income taxes                                                        1,592                (18)          (3,728)
        Prepaid expenses                                                      495               (912)            (262)
        Accounts payable and accrued liabilities                            1,850               (101)          (2,040)
        Current portion of deferred revenues                                1,629              1,686                -
--------------------------------------------------------------------------------------------------------------------------
                                                                            2,960             (6,002)           5,373
--------------------------------------------------------------------------------------------------------------------------
                 CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES

                  Expenditures for property, plant and equipment           (5,363)            (1,126)          (8,255)
                  Increase in other deferred charges, net                      75                  -             (413)
                  Acquisition of product rights (Note 22)                       -                  -           (2,432)
                  Proceeds from disposition of product rights, net
                   (Note 7)                                                     -                742                -
                  Increase in deferred revenues                             1,722              6,938                -
                  Proceeds from disposition of investment (Note 7)              -                  -            2,285
--------------------------------------------------------------------------------------------------------------------------
                                                                           (3,566)             6,554           (8,815)
--------------------------------------------------------------------------------------------------------------------------
         CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
                  Proceeds from bank loan (Note 16)                           434              1,381            4,041
                  Repayment of bank loan (Note 16)                              -             (2,522)          (1,619)
                  Proceeds from long-term debt                                  -                  -            2,550
                  Repayment of long-term debt                                (762)            (4,046)            (250)
                  Proceeds from customer deposits                           2,000                  -                -
                  Exercise of warrants and options                             83              2,308              213
                  Loan repayment upon exercise of participation shares          -                  -               20
                  Common share offering, net of related expenses                -                  -            6,571
                  Common shares purchased for cancellation                      -               (262)               -
                  Issue of common shares by subsidiary to minority
                   interest (Note 21)                                           -              5,375                -
--------------------------------------------------------------------------------------------------------------------------
                                                                            1,755              2,234           11,526
--------------------------------------------------------------------------------------------------------------------------
         Effect of foreign exchange rate changes on cash and cash
          equivalents                                                         (28)               214              103
--------------------------------------------------------------------------------------------------------------------------
         Net cash from continuing operations                                1,121              3,000            8,187
         Net cash (used in) from discontinuing operations                      61               (596)          (8,564)
--------------------------------------------------------------------------------------------------------------------------
         Net increase (decrease) in cash and cash equivalents               1,182              2,404             (377)
         Cash and cash equivalents, beginning of year                       4,420              2,016            2,393
--------------------------------------------------------------------------------------------------------------------------
         Cash and cash equivalents, end of year                       $     5,602        $     4,420       $    2,016
==========================================================================================================================
         ADDITIONAL INFORMATION
         Interest paid                                                $       634        $       676       $      618
         Income taxes paid                                            $       336        $     1,474       $    3,396
==========================================================================================================================

       See the accompanying notes to the Consolidated Financial Statements

     DRAXIS HEALTH INC.
     Notes to the Consolidated Financial Statements

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)

1.   Nature of Operations

          DRAXIS Health Inc. ("DRAXIS" or the "Company") is an integrated pharmaceutical company focused in two specialty segments: the development, production, marketing and distribution of radiopharmaceuticals through its wholly owned subsidiary DRAXIMAGE Inc. ("DRAXIMAGE") and the provision of contract pharmaceutical manufacturing services, specialising in liquid and freeze-dried injectables and other sterile products through its 65.9%-owned subsidiary DRAXIS Pharma Inc. ("DPI"). The Company's common shares are listed on NASDAQ and The Toronto Stock Exchange.

2.   Significant Accounting Policies

     (a) Basis of Presentation

          The Company has prepared these consolidated financial statements in U.S. dollars and in accordance with generally accepted accounting principles ("GAAP") in the United States.

          For the year ended December 31, 2001, the Company switched from Canadian GAAP to U.S. GAAP as its primary reporting convention.

          The change in reporting currency and GAAP was influenced by the Company's desire to better meet the needs of its shareholders by reporting in the currency of, and by applying accounting rules that are consistent with, the majority of its customers and peer companies.

          Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are available to shareholders and filed with various regulatory authorities.

     (b) Principles of Consolidation

          The consolidated financial statements include the accounts of the Company and its subsidiary companies with provision for minority interests. The Company's effective interest in the voting equity share capital of its principal subsidiaries is 100%, except for DPI which is 65.9% (2000-65.9%; 1999-100%). All significant intercompany transactions and balances are eliminated on consolidation.

     (c) Minority Interest

          Minority interest represents the minority shareholders' proportionate share of equity and net income or loss of DPI.

     (d) Use of Estimates

          The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as long-term contracts, allowance for uncollectible accounts receivable, inventory obsolescence, product warranty, amortization, employee benefits, taxes, provisions, acquired research and development and contingencies.

     DRAXIS HEALTH INC.
     Notes to the Consolidated Financial Statements

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)

     (e) Reporting Currency and Foreign Currency Translation

          The Company reports its consolidated financial statements in U.S. dollars. The financial statements of the parent company and its non-U.S. subsidiaries are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation". Asset and liability accounts are translated at the rate of exchange prevailing at the balance sheet date. Shareholders' equity accounts are translated at the applicable historical rate. Revenue and expense accounts are translated at the average rate of exchange for the period. The cumulative foreign currency translation adjustment is reported as a component of accumulated other comprehensive loss in shareholders' equity. The net change in the cumulative foreign currency translation adjustment in the periods presented is primarily due to fluctuations in the exchange rates between the Company's reporting currency and the Canadian dollar.

          Foreign currency transaction gains and losses are included in net income (loss), and are immaterial for all periods presented.

     (f) Revenue Recognition

          Product Sales - The Company recognises revenue from product sales, net of trade discounts and allowances, upon shipment when all significant contractual obligations have been satisfied and collection is reasonably assured. In certain circumstances the Company allows customers to return or exchange products.

          Amounts received from customers as prepayments for products to be shipped in the future are reported as customer deposits.

          Service revenues are recognised at the time of performance or proportionately over the term of the contract, as appropriate.

          Royalty and Licensing - Royalty revenue is recognised on an accrual basis in accordance with contractual agreements when all significant contractual obligations have been satisfied, the amounts are determinable and collection is reasonably assured. Royalty revenue is net of amounts owing to sublicensees where the Company is simply acting as an agent for the sublicensee.

          License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements. In general, such fees are deferred and recognised on a straight-line basis over the lesser of the contract period and the estimated term over which contractual benefits are expected to be derived. If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognised upon completion of the specific event.

     (g) Research and Development

          In accordance with SFAS No. 2, "Accounting for Research and Development Costs", research and development costs are expensed in the period in which they are incurred. Acquired research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are purchased from others for a particular research and development project that have no alternative future use are written off at the time of acquisition.

     DRAXIS HEALTH INC.
     Notes to the Consolidated Financial Statements

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)

     (h) Income Taxes

          The liability method of accounting for income taxes is used in accordance with SFAS No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are recognised for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of deferred tax assets which are more-likely-than-not to be unrealized. Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

     (i) Cash and Cash Equivalents

          All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. The fair value of cash and cash equivalents approximates the amounts shown in the financial statements.

     (j) Inventories

          Inventories are comprised of raw materials, work-in-process and finished goods, which are valued at the lower of cost and net realizable value, on a first-in, first-out basis. The costs of raw materials and acquired finished goods are the purchase price of the product and attributable direct costs, less trade discounts. The cost of manufactured inventory includes the purchase price of raw materials, direct labour, and the application of attributable overheads.

     (k) Property, Plant and Equipment

          Property, plant and equipment are reported at cost, less accumulated depreciation. The Company provides for depreciation using the following methods and applying rates estimated to amortize the cost over the useful life of the assets:

               Building      straight-line over 25 years
               Equipment     20%-30% diminishing balance and straight-line over
                             5-10 years

          Expenditures for construction of assets incurred prior to productive use are reflected as assets under construction. Depreciation commences when an asset is substantially completed and ready for productive use.

     (l) Goodwill and Intangible Assets

          Goodwill and intangible assets are reported at cost, less accumulated amortization. The Company provides for amortization on a straight-line basis on the following estimated useful lives:

               Goodwill                              10 years
               Patents and trademarks                10 years
               Licenses                              9 - 15 years

          In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company reviews long-lived identifiable assets and related goodwill for impairment whenever events or changes in circumstance indicate that the carrying amount of the assets may not be recoverable, by comparing the carrying amount to the related, estimated undiscounted future net cash flows.

     (m) Stock-based Compensation

          Under the provisions of SFAS No. 123, "Accounting for Stock Compensation", companies can either measure the compensation cost of equity instruments issued under

     DRAXIS HEALTH INC.
     Notes to the Consolidated Financial Statements

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)

     employee compensation plans using a fair value based method or can continue to recognise compensation cost using the intrinsic value method under the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". However, if the provisions of APB No. 25 are applied, pro forma disclosure of net income (loss) and earnings (loss) per share must be presented in the financial statements as if the fair value method had been applied. For all periods presented, the Company recognised compensation costs under the provisions of APB No. 25, and the Company has provided the expanded disclosure required by SFAS
     No. 123.

3.   Accounting Change

          Effective January 1, 2000, the Company changed its policy with respect to revenue recognition of non-refundable fees received in connection with collaboration agreements, whereby such fees are now deferred and recognised as revenue rateably over the contract period. This new policy is consistent with the guidelines contained in the U.S. Securities and Exchange Commission Staff Accounting Bulletin #101, "Revenue Recognition in Financial Statements", dated December 1999. In 2000, $19,900 or $0.55 per share, representing the cumulative effect of this change in policy, was charged to earnings. Previously, such fees had been recognised as revenue, based on contractual entitlements and when receipt was reasonably assured.

4.   Government Assistance

          During the year, the Company recognised government assistance of $Nil (2000-$211; 1999-$278) related to creation of permanent jobs by DPI. This assistance was recorded as a reduction of selling, general and administration expenses.

          The agreement governing the government assistance contains a contingency clause which would require repayment of funding if certain conditions are not met. The Company believes that it is compliant with these conditions.

5.   Restructuring Charges

                                             2001         2000        1999
                                             ----         ----        ----
          Severance                           $ -      $    434        $ -
     =========================================================================

          During 2000, the Company recorded a restructuring charge to cover costs associated with the divestiture of its dermatology product lines. These restructuring activities were completed in 2000 and the full amount of the reserve was utilised. No costs in excess of the provision have been incurred in subsequent periods.

6.   Interest Expense

                                              2001        2000          1999
                                              ----        ----          ----
          Interest income                    $ 164     $   397         $ 320
          Financing expense                   (567)     (1,013)         (994)
          Foreign exchange gain (loss)         378         (21)         (245)
     -------------------------------------------------------------------------
                                             $ (25)    $  (637)        $(919)
     =========================================================================

     DRAXIS HEALTH INC.
     Notes to the Consolidated Financial Statements

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)

7.   Other Income

                                                   2001        2000       1999
                                                   ----        ----       ----

          Gain on disposition of product rights    $  -       $ 411     $     -
          Gain on disposition of investment           -           -       1,819
     --------------------------------------------------------------------------
                                                   $  -       $ 411     $ 1,819
     ==========================================================================

          Gain on Disposition of Product Rights

          During 2000, the Company disposed of rights to certain dermatology products for proceeds of $742 and realized a gain of $411 on this transaction.

          Gain on Disposition of Investment

          During 1999, the Company disposed of its investment in Bone Care for aggregate proceeds of $2,285 and realized an aggregate gain of $1,819 on this transaction.

     DRAXIS HEALTH INC.
     Notes to the Consolidated Financial Statements

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)

8.   Income Taxes

                                                    2001        2000       1999
                                                    ----        ----       ----
          The components of income tax expense
          are as follows:

               Current                         $   1,651    $  1,334     $   179
               Deferred                            1,239      (1,664)        (80)

   ------------------------------------------------------------------------------
                                               $   2,890    $   (330)   $     99
   ==============================================================================

     The reported income tax expense differs from the expected amount calculated by applying the Company's Canadian combined federal and provincial tax rate to income (loss) before income tax expense. The reasons for this difference and the related tax effects are as follows:

                                                                         2001               2000              1999
                                                                         ----               ----              ----
          Income (loss) from continuing operations                    $     1,236        $      (476)      $     (791)
          Canadian combined federal and provincial
          tax rate                                                           37.5%              38.3%            32.5%
     -------------------------------------------------------------------------------------------------------------------
          Expected income tax expense (recovery of income taxes)              463               (182)            (257)

          Increase (decrease) resulting from:

                Foreign tax rate differences                                 (191)               (80)             129
                Effects on deferred income taxes from reduction
                in Canadian income tax rates                                3,300                  -                -
                Non-taxable portion of capital gains                            -               (107)            (195)
                Unrecognized income tax benefit of losses                    (870)              (607)            (387)
                Goodwill amortization                                         286                174              285
                Investment tax credits                                       (283)              (236)            (232)
                Other                                                         185                708              758
   ---------------------------------------------------------------------------------------------------------------------
                                                                      $     2,890        $      (330)      $       99
   =====================================================================================================================

      DEFERRED INCOME TAX ASSETS HAVE BEEN PROVIDED AS FOLLOWS:

                                                                                                2001            2000
                                                                                                ----            ----
              Loss carryforwards and investment tax credits                              $     6,079       $    5,064
              Expenses not currently deductible for tax purposes                                 260              397
              Deferred revenue                                                                 3,474            4,648
              Tax value of property, plant and equipment in excess of net book value             526              (27)
              Tax value of intangible assets in excess of net book value                       4,499            6,083
              Other                                                                                -              137
   ---------------------------------------------------------------------------------------------------------------------
              Total deferred tax assets                                                       14,838           16,302
              Valuation allowance                                                             (2,773)          (2,116)
   ---------------------------------------------------------------------------------------------------------------------
              Net deferred tax assets                                                    $    12,065       $   14,186
   ---------------------------------------------------------------------------------------------------------------------

              Deferred income tax assets are classified as follows:
                     Current                                                             $     2,917       $      804
                     Non-current                                                               9,148           13,382
   ---------------------------------------------------------------------------------------------------------------------
                                                                                         $    12,065       $   14,186
   =====================================================================================================================

     At December 31, 2001, the Company has accumulated tax losses of $10,205 available for federal and provincial purposes in Canada, which expire from 2004 to 2008. The Company also has $819 of unclaimed Canadian investment tax credits, which expire from 2004 to 2011. These losses and investment tax credits can be used to offset future years' taxable income.

     DRAXIS HEALTH INC.
     Notes to the Consolidated Financial Statements

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)

     The Company has accumulated tax losses of $6,283 for federal and state purposes in the U.S., which expire from 2010 to 2014. Subject to certain limitations, these losses can be used to offset future years' taxable income.

     DRAXIS HEALTH INC.
     Notes to the Consolidated Financial Statements

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)

9.   Discontinued Operations

          In 2001, the Company adopted a formal plan to dispose of its Canadian sales and marketing division ("DRAXIS Pharmaceutica").

          On January 23, 2002, the Company announced that it had entered into a binding agreement to divest DRAXIS Pharmaceutica.

          DRAXIS Pharmaceutica's operations had previously been included in the Canadian Pharmaceutical segment, along with deferred revenue and amortisation associated with the Company's collaboration agreement involving the SpectroPharm product line (see Note 18(b)).

          Pursuant to APB No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations, and the consolidated financial statements and notes thereto for the year ended December 31, 2001 and all comparative periods presented have been restated.

          Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

          The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

                                                                  2001          2000          1999
                                                                  ----          ----          ----
   Revenues                                                     $   7,099     $  6,355      $   5,081
   ---------------------------------------------------------------------------------------------------
   (Loss) income from discontinued operations, net of taxes          (216)        (630)           200
   Acquired research and development, net of taxes                      -            -         (4,780)
   ---------------------------------------------------------------------------------------------------
   Net loss from discontinued operations                        $    (216)    $   (630)     $  (4,580)
   ===================================================================================================

10.  Earnings (Loss) per Share

          Earnings (loss) per share is based on the weighted average number of common shares outstanding (basic) adjusted, to the extent they are dilutive, for outstanding stock options and stock purchase warrants (diluted). The calculation of diluted earnings (loss) per share excludes any potential conversion of warrants, options and Participation Shares that would increase earnings per share or decrease a loss per share.

          The following table details the weighted average number of common shares outstanding for the years ended December 31:

                                                                         2001           2000             1999
                                                                         ----           ----             ----
    Weighted average number of common shares outstanding - basic      36,587,794     36,324,199       33,825,654
    Weighted average effect of dilutive securities:
        Warrants                                                          23,133         38,087                -
        Stock option plan                                                      -        187,703                -
        Employee Participation Share Purchase Plan                             -         23,585          275,404
    --------------------------------------------------------------------------------------------------------------
    Weighted average number of common shares outstanding - diluted    36,610,927     36,573,574       34,101,058
    ==============================================================================================================

     DRAXIS HEALTH INC.
     Notes to the Consolidated Financial Statements

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)

11.  Accounts Receivable

                                                                         2001               2000
                                                                         ----               ----
          Trade                                                       $     7,135        $     6,514
          Allowance for doubtful accounts                                    (132)               (80)
          Loans to employees                                                  469                479
          Income taxes                                                          -                742
   ---------------------------------------------------------------------------------------------------
                                                                      $     7,472        $     7,655
   ===================================================================================================

12.  Inventories

                                                                         2001               2000
                                                                         ----               ----
          Raw materials                                               $     2,526        $     3,547
          Work-in-process                                                     741                838
          Finished goods                                                    2,005              1,884
   ---------------------------------------------------------------------------------------------------
                                                                      $     5,272        $     6,269
   ===================================================================================================

13.  Property, Plant and Equipment

                                                                         2001               2000
                                                                         ----               ----
          Land                                                        $     1,732        $     1,839
          Building                                                         11,376              6,655
          Equipment                                                        11,524              7,321
          Assets under construction                                         2,033              7,269
   ---------------------------------------------------------------------------------------------------
                                                                           26,665             23,084
          Accumulated depreciation                                         (4,371)            (3,571)
   ---------------------------------------------------------------------------------------------------
                                                                      $    22,294        $    19,513
   ===================================================================================================

          Depreciation of property, plant and equipment from continuing operations was $1,250, $1,168, and $898, for the years ended December 31, 2001, 2000 and 1999, respectively.

14.  Goodwill

                                                                         2001               2000
                                                                         ----               ----
          Goodwill                                                    $     6,692        $     7,102
          Accumulated amortization                                         (3,606)            (2,850)
   ---------------------------------------------------------------------------------------------------
                                                                      $     3,086        $     4,252
   ===================================================================================================

          Amortization of goodwill from continuing operations was $946, $912, and $771, for the years ended December 31, 2001, 2000 and 1999, respectively.

     DRAXIS HEALTH INC.
     Notes to the Consolidated Financial Statements

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)

15.  Intangible Assets

                                                                     2001
                                             ---------------------------------------------------
                                                                 Accumulated         Net Book
                                                   Cost          Amortization         Value
                                                   ----          ------------         -----
          Patents and trademarks                $      335          $     135        $    200
          Licenses                                  12,579              5,861           6,719
          Other                                        157                 71              86
   ---------------------------------------------------------------------------------------------
                                                $   13,071          $   6,067        $  7,004
   =============================================================================================
                                                                     2000
                                             ---------------------------------------------------
                                                                 Accumulated         Net Book
                                                  Cost          Amortization          Value
                                                  ----          ------------          -----

          Patents and trademarks                $     335         $     116          $     239
          Licenses                                 13,446             5,144              8,302
          Other                                       167                59                108
   ---------------------------------------------------------------------------------------------
                                                $  13,968         $   5,319          $   8,649
   =============================================================================================

          Amortization of intangible assets from continuing operations was $240, $238, and $154, for the years ended December 31, 2001, 2000 and 1999, respectively.

16.  Bank Loan

          As at December 31, 2001, DPI was a party to a credit agreement with a Canadian chartered bank with respect to a revolving credit facility which provides for advances against eligible accounts receivable and inventories up to a maximum of CDN$3,500. The credit facility is secured by assets of DPI and bears interest at Canadian prime plus 0.75% (4.75% at December 31, 2001).

          In conjunction with the acquisition of certain product rights (Note
     22), in July 1999 the Company entered into a credit agreement with a Canadian chartered bank pursuant to which the Company borrowed CDN$6,000. The borrowing was secured and bore interest at Canadian prime. In 2000, the remaining principal amount of this borrowing was repaid.

17.  Accounts Payable and Accrued Liabilities

                                                           2001                2000
                                                           ----                ----
          Trade                                          $   5,155          $    4,234
          Employee related items                             1,647               1,047
          Income taxes                                         864                   -
          Other                                                459                 197
   --------------------------------------------------------------------------------------
                                                         $   8,125          $    5,478
   ======================================================================================

18.  Collaboration Agreements

     (a) BrachySeed

          In September 2000, the Company entered into a 10 year arrangement with Cytogen Corporation ("Cytogen") whereby Cytogen was granted an exclusive license to market, sell and distribute the Company's BrachySeed(TM) implant for the treatment of prostate cancer in the United States in exchange for non-refundable fees, royalties based on Cytogen's sales of BrachySeed(TM) and a supply agreement. Under the arrangement, the Company is entitled to receive up to $2,000 in non-refundable fees upon achievement of specified milestones of which $500 was received in 2001 (2000 - $500; 1999 - $Nil). Non-refundable fees received from Cytogen are deferred and recognized as revenue on a straight-line basis over the period to December 31, 2010.

     DRAXIS HEALTH INC.
     Notes to the Consolidated Financial Statements

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)

     (b) SpectroPharm Product Line

          In May 2000, the Company entered an arrangement with GlaxoSmithKline Consumer Healthcare ("GSK"), formerly Block Drug Company (Canada) Limited, with respect to the Company's SpectroPharm line of dermatology products which included the sale of product rights to GSK in exchange for a non-refundable fee, the acquisition of inventory on hand, a supply agreement and a technical services arrangement. As a result of the Company's ongoing obligations to GSK pursuant to this arrangement, the $8,169 of net proceeds from the sale of the product rights have been deferred and are being recognised as revenue on a straight-line basis over the period to January 31, 2005.

     (c) Anipryl

          In December 1997, the Company entered into an alliance with Pfizer Inc. ("Pfizer"), whereby Pfizer was granted a perpetual exclusive license to market, sell and distribute Anipryl in exchange for non-refundable fees, royalties based on the worldwide sales of Anipryl, a manufacturing and supply agreement and a research collaboration.

          In December 1999, the Company and Pfizer amended the terms of the alliance (the "First Amendment") whereby $9,000 of potential additional non-refundable fees were eliminated in exchange for the Company receiving additional regulatory support for a potential new indication and additional manufacturing data. These potential additional non-refundable fees would have become payable if Pfizer had exercised its right to acquire product registrations following regulatory approval of Anipryl in designated European countries.

          In December 2001, the Company and Pfizer further amended the terms of the alliance (the "Second Amendment") whereby the Company received a payment of $3,150 in respect of minimum royalty entitlements for the second and third three year periods ending December 31, 2001 and 2002 and modifications to future royalty entitlements. The Second Amendment also resulted in all rights to Anipryl outside of North America reverting back to the Company, forfeiture of any additional minimum royalty entitlements and the termination of any future collaborative research on new indications or formulations for Anipryl.

          Under the amended arrangement, the Company will not be entitled to receive any additional non-refundable fees. The $28,090 in non-refundable fees already received from Pfizer have been deferred and are being recognised as revenue on a straight-line basis over the period to December 31, 2006.

          The portion of the $3,150 payment allocated to the modifications of future royalty entitlements has been deferred and is being recognised as revenue on a straight-line basis over the period to December 31, 2013.

          The portion of the $3,150 payment referable to the minimum royalty entitlement for the three year period ending December 31, 2001 was recognised as revenue in the fourth quarter of 2001. The portion referable to the third three year period ending December 31, 2002 has been deferred and is being recognised as revenue on a straight-line basis over the four quarters of 2002.

     DRAXIS HEALTH INC.
     Notes to the Consolidated Financial Statements

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)

19.  Deferred Revenue

                                                                          2001              2000
                                                                          ----              ----
          BrachySeed(TM)                                                $     872        $      462
          SpectroPharm product line                                         7,691             8,169
          Anipryl                                                          29,892            26,415
   ---------------------------------------------------------------------------------------------------
                                                                           38,455            35,046
          Less: accumulated amortization                                   13,840             8,782
   ---------------------------------------------------------------------------------------------------
                                                                           24,615            26,264
          Less: current portion                                             6,476             4,901
   ---------------------------------------------------------------------------------------------------
                                                                        $  18,139        $   21,363
   ===================================================================================================

          Amortization of deferred revenue totaled $4,783, $4,234, and $Nil for the years ended December 31, 2001, 2000, and 1999, respectively.

20.  Long-Term Debt

                                                                                    2001         2000
                                                                                    ----         ----
          Term bank loan, secured by the assets of DPI and bearing interest at
     Canadian prime plus 0.75%.                                                   $  5,295      $ 6,418

          Unsecured obligation, bearing interest at the Bank of Canada rate          2,765        3,472
     -----------------------------------------------------------------------------------------------------
                                                                                     8,060        9,890
          Less: current portion                                                      1,446        1,268
     -----------------------------------------------------------------------------------------------------
                                                                                  $  6,614      $ 8,622
     =====================================================================================================

          The annual aggregate amounts of maturities on long-term debt for the next five years are as follows:

                                       2002       $    1,446
                                       2003       $    1,446
                                       2004       $      943
                                       2005       $      943
                                       2006       $      943
                                   =============================

          Interest expense on long-term debt from continuing operations totaled $398, $611, and $604 for the years ended December 31, 2001, 2000, and 1999, respectively.

          The fair value of the long-term debt is considered to be equivalent to its carrying value based upon consideration of borrowings with similar credit ratings and maturities.

21.  Minority Interest

          During 2000, the Company's wholly owned subsidiary, DPI issued 6,733,660 common shares to Societe generale de financement du Quebec ("SGF") and members of DPI's management team. These issuances, which reduced the Company's ownership in DPI from 100.0% to 65.9%, yielded aggregate net proceeds of $5,375 and resulted in an aggregate gain on reduction of ownership in subsidiary of $1,377. This amount is reflected as an adjustment to the shareholders' equity.

22.  Acquisition of Product Rights

          In June 1999, the Company acquired the exclusive Canadian rights to eight neurology products from Elan Corporation plc. Under the terms of the license agreement, the Company paid a one-time fee of $12,000. An amount of $8,387 ($4,780, net of taxes) was charged to

     DRAXIS HEALTH INC.
     Notes to the Consolidated Financial Statements

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)

     earnings in 1999, representing acquired research and development costs, and is grouped with discontinued operations (Note 9).

23.  Shareholders' Equity

     (a) Warrants

     On April 19, 1995 the Company issued 500,000 warrants to Novopharm Limited, each of which was exercisable to April 18, 2000 to purchase one common share of the Company at CDN$2.09. The Company issued the warrants to Novopharm Limited in exchange for Novopharm Limited's grant of a six month extension of a profit sharing agreement between the two companies. In 2000, these warrants expired unexercised.

     In connection with borrowings incurred related to the acquisition of the radiopharmaceutical division of Merck Frosst Canada & Co. ("MFCC"), the Company issued to a financial institution non-transferable warrants to purchase 750,000 common shares at CDN$3.70 per share on or before July 31, 2000. The number of exercisable warrants was reduced to 600,000 as a result of the early repayment of the related borrowings in 1997. In 1999, included as a component of shareholders' equity and deferred financing charges, was $363, which represents the fair value of the above warrants. The fair value of the warrants was estimated at the date of issue using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%, expected volatility of 40%, risk-free interest rate of 5.5%, and expected life of three years. As these warrants were fully exercised in 2000, the value of the warrants was accounted as cost of capital stock issued.

     On November 8, 1999, in connection with the engagement of a financial advisor, the Company issued a non-assignable warrant to purchase 125,000 shares at $1.65 per share on or before November 8, 2002. Included as a component of shareholders' equity and deferred financing charges was $74, which represented the fair value of the above warrant. The fair value of the warrant was estimated at the date of issue using the Black-Scholes option-pricing model with the following assumptions: share price at date of issue of $1.375, dividend yield of 0%, expected volatility of 65%, risk-free rate of 5.8%, and expected life of three years.

     In aggregate, there were 125,000 and 125,000 warrants to purchase common shares outstanding at December 31, 2001 and 2000, respectively.

     (b) Stock Option Plan

     The Board of Directors has adopted a stock option plan in order to provide an incentive for directors, officers and employees. The plan provides that the Board of Directors may, from time to time, at its discretion, grant to directors, officers and employees, the option to purchase common shares. The Board of Directors will determine the price per common share and the number of common shares which may be allotted to each designated director, officer or employee and all other terms and conditions of the option in accordance with the applicable requirements of any relevant regulatory authority or stock exchange. These options will be exercisable for a period not exceeding 10 years from the date of the grant and generally options vest one third on each of the first, second and third anniversaries of grant.

     On June 20, 2001, the Board of Directors received shareholder approval to increase the maximum number of options for issuance under the stock option plan from 5,500,000 to 7,500,000.

     The Board of Directors has adopted a guideline limiting the aggregate number of common shares that can be issued at any point in time, either through the exercise of options or the conversion of Employee Participation Shares, to 13% of the Company's outstanding common shares. As at December 31, 2001

     DRAXIS HEALTH INC.
     Notes to the Consolidated Financial Statements

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)

the aggregate number of shares issuable pursuant to outstanding options and Employee Participation Shares represented 9.3% of the outstanding common shares.

     The following is a summary of the maximum number of common shares issuable pursuant to outstanding stock options and available for future issuance:

                                                                                                                  Available
                                                                          Outstanding                                For
                                                     -----------------------------------------------------        Issuance
                                                               2001               2000                1999          2001
                                                               ----               ----                ----          ----
    Balance, beginning of year                            3,079,527          2,998,110           3,176,167          217,610
    Increase (decrease) resulting from:
      Approved for issuance                                       -                  -                   -        2,000,000
      Granted                                               581,500            611,500             164,200         (581,500)
      Exercised                                             (48,332)          (382,582)           (189,839)               -
      Cancelled                                             (63,001)           (66,751)           (152,418)         254,251
      Expired                                              (191,250)           (80,750)                  -                -
    -----------------------------------------------------------------------------------------------------------------------
    Balance, end of year                                  3,358,444          3,079,527           2,998,110        1,890,361
    =======================================================================================================================

    Exercisable (vested), end of year                     2,365,654          2,116,560           2,180,355
    ======================================================================================================

                                                               2001               2000                1999
                                                               ----               ----                ----
    Weighted average exercise price of options:
      Outstanding, end of year                             CDN$3.42           CDN$3.35            CDN$3.38
      Exercisable, end of year                             CDN$3.49           CDN$3.46            CDN$3.43
      Granted                                              CDN$3.44           CDN$3.10            CDN$2.49
      Exercised                                            CDN$2.64           CDN$3.01            CDN$1.59
      Cancelled                                            CDN$3.44           CDN$3.25            CDN$3.37

    Range of exercise price of options:
      Granted                                        CDN$2.91-$3.60     CDN$2.49-$3.27      CDN$1.63-$3.43
      Exercised                                      CDN$2.55-$3.05     CDN$2.18-$4.40      CDN$0.36-$3.30
      Cancelled                                      CDN$2.94-$3.95     CDN$2.55-$3.80      CDN$2.26-$4.23
    ======================================================================================================================

          The following table summarises information about stock options outstanding at December 31, 2001:

                                       Options Outstanding                          Options Exercisable (Vested)
                                       -------------------                          ----------------------------
                                        Weighted Average
                                            Remaining                                                Weighted
                                        Contractual Life       Weighted Average                      Average
     Exercise Price         Number         (In Years)           Exercise Price        Number      Exercise Price
     --------------         ------         ----------          ----------------      -------     ---------------
   CDN$1.63 - $2.00         75,000            3.00                CDN$  1.63          50,000       CDN$   1.63
   CDN$2.01 - $2.50         73,750            2.78                      2.43          47,083              2.39
   CDN$2.51 - $3.00        726,751            1.58                      2.69         646,195              2.66
   CDN$3.01 - $3.50        964,200            2.85                      3.11         527,800              3.09
   CDN$3.51 - $4.00        750,500            3.13                      3.68         326,333              3.79
   CDN$4.01 - $4.50        619,000            4.09                      4.35         619,000              4.35
   CDN$4.51 - $4.96        149,243            2.76                      5.17         149,243              5.17
   -------------------------------------------------------------------------------------------------------------
                         3,358,444            2.86                CDN$  3.42       2,365,654       CDN$   3.49
   =============================================================================================================

     DRAXIS HEALTH INC.
     Notes to the Consolidated Financial Statements

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)

     (c) Employee Participation Share Purchase Plan

          On February 16, 1995, the Company established the Employee Participation Share Purchase Plan for the directors, officers and employees of the Company to tie employee compensation more closely to shareholder value. The Employee Participation Share Purchase Plan was approved by the shareholders on June 16, 1995. The Board of Directors has provided that it would be a condition to receiving any benefit from the Employee Participation Share Purchase Plan that the share price have appreciated at least 25% from the date of issuance of any Participation Shares. The maximum number of Participation Shares issuable pursuant to the Employee Participation Share Purchase Plan is 2,000,000.

          Vesting takes place over a four year period at the rate of 20%, 20%, 20% and 40% commencing on the first anniversary of the issuance of the Participation Shares and for each of the three years thereafter, with the exception of 500,000 Participation Shares held by an officer of the Company, which vest at the rate of 10%, 20%, 30% and 40%. Vested Participation Shares are automatically convertible into shares of the Company at the election of the holder, provided that the shares have increased in value since the date of issuance of the vested Participation Shares by the aforementioned 25%. The number of common shares a Participant will receive when converting Participation Shares is determined by multiplying the number of Participation Shares held by a Participant by a fraction whose numerator is the amount by which the fair market value of a common share at the date of conversion exceeds the fair market value of a common share as at the date on which the Participation Shares were issued, and whose denominator is the fair market value of the common shares at the date of conversion. For purposes of the Employee Participation Share Plan, the fair market value of common shares at a particular time means the average of the daily high and low board lot trading prices on each of the five trading days on the Toronto Stock Exchange immediately preceding the valuation date.

          (i) Series A

          On February 16, 1995, the Board of Directors of the Company authorised the issuance of 975,000 Series A Participation Shares at a subscription price of CDN$0.30 each. The average of the daily high and low board lot trading prices on each of the five trading days on the Toronto Stock Exchange immediately preceding the issuance of the Series A Participation Shares was CDN$2.45. As at December 31, 2000 all Series A Participation Shares had been either converted into common shares or cancelled by the Company.

          (ii) Series B

          On December 18, 1995, the Board of Directors of the Company authorised the issuance of 555,000 Series B Participation Shares at a subscription price of CDN$0.30 each. The average of the daily high and low board lot trading prices on each of the five trading days on the Toronto Stock Exchange immediately preceding the issuance of the Series B Participation Shares was CDN$2.25. As at December 31, 2000 all Series B Participation Shares had been either converted into common shares or cancelled by the Company.

          (iii) Series C

          On May 12, 1999, the Board of Directors of the Company authorised the issuance of 470,000 Series C Participation Shares at a subscription price of CDN$0.50 each. The average of the daily high and low board lot trading prices on each of the five trading days on the Toronto Stock Exchange immediately preceding the issuance of the Series C Participation Shares was CDN$3.24.

          All outstanding Participation Shares have been issued and paid for by the employees through the issuance of a limited recourse promissory note and are secured against the shares.

     DRAXIS HEALTH INC.
     Notes to the Consolidated Financial Statements

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)

          Information pertaining to Participation Shares for the years ended December 31, 2001, 2000 and 1999 is set forth in the following table:

                                                              2001             2000              1999
                                                              ----             ----              ----
     Outstanding, beginning of year                          470,000         1,347,000        1,117,500
     Granted                                                       -                 -          470,000
     Exercised                                                     -          (292,000)         (97,500)
     Cancelled                                                     -                 -         (143,000)
     Expired                                                       -          (585,000)               -
     --------------------------------------------------------------------------------------------------
     Outstanding, end of year                                470,000           470,000        1,347,000
     ==================================================================================================

     Exercisable (vested), end of year                       188,000            94,000          997,500
     ==================================================================================================

     (d) Stock-based Compensation Costs

          The Company has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-based Compensation" ("SFAS 123"), and, as permitted under SFAS 123, applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plan. SFAS 123 requires disclosure of pro forma amounts to reflect the impact if the Company had elected to adopt the optional recognition provisions of SFAS 123 for its stock option plans and Employee Participation Share Purchase Plan. Accordingly, the Company's net loss applicable to common shares and loss per common share would have been increased to the pro forma amounts as indicated below:

                                                                  2001             2000           1999
                                                                  ----             ----           ----
     Net loss applicable to common shares
                                                 -reported     $   (1,584)     $   (20,338)    $  (5,470)
                                                -pro forma         (2,546)         (21,129)       (6,239)

     Basic loss per common share
                                                 -reported     $    (0.04)     $     (0.56)    $   (0.16)
                                                -pro forma          (0.07)           (0.58)        (0.18)

     Diluted loss per common share
                                                 -reported     $    (0.04)     $     (0.56)    $   (0.16)
                                                -pro forma          (0.07)           (0.58)        (0.18)
     ====================================================================================================

          The fair value of stock options used to compute pro forma net loss applicable to common shares and loss per common share disclosures is the estimated fair value at grant date using the Black-Scholes option-pricing model with the following assumptions as at December 31:

                                                              2001           2000         1999
                                                              ----           ----         ----
     Dividend yield                                             0.0%           0.0%         0.0%
     Expected volatility                                      63-66%         65-68%       57-66%
     Risk-free interest rate                                5.2-5.6%       5.3-6.3%     4.6-6.3%
     Expected option life                                      5 yrs          5 yrs        5 yrs
     ===========================================================================================

          The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable and which significantly differ from the Company's stock option awards. In addition, option-pricing models require the input of highly subjective assumptions including the expected price volatility. The Company uses expected volatility rates, which are based on historical volatility

     DRAXIS HEALTH INC.
     Notes to the Consolidated Financial Statements

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)

     rates trended into future years. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing modes do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

     (e) Stock Repurchase Program

          During 2001, under the stock repurchase program, the Company repurchased no common shares (2000-100,000; 1999-Nil) for cancellation at an average price of $Nil per share (2000-$2.62; 1999-N/A) for total consideration of $Nil (2000-$262; 1999-$Nil). The excess of $Nil (2000-$1.28; 1999-N/A) over the stated capital of the acquired shares was charged to deficit. The most recent issuer bid commenced on December 19, 2001 and will terminate on the earlier of December 18, 2002 or when 1,830,671 shares have been acquired.

     (f) Restatement of Prior Years

          During 2001, the Company discovered that the income tax effect of certain capital transactions that occurred between 1991 and 1996 had been recorded as deferred income tax assets rather than being charged to shareholders' equity. Accordingly, the consolidated balance sheets as at December 31, 2001 and 2000 reflect the restatement to reduce non-current deferred income tax assets, additional paid in capital and accumulated other comprehensive loss by $2,954, $2,701 and $1,076, respectively and to increase deficit by $1,329.

     DRAXIS HEALTH INC.
     Notes to the Consolidated Financial Statements

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)

24.  Segmented Information and Major Customers

          Industry Segmentation

          For purposes of operating decision-making and assessing performance, management considers that it operates in three segments:
     Radiopharmaceuticals, Manufacturing, and Corporate and Other.

                                                       2001               2000              1999
                                                       ----               ----              ----
          Product Sales Revenues
                   Radiopharmaceuticals           $        6,763     $        5,951    $        5,762
                   Manufacturing                          20,460             15,477            12,853
                   Corporate and Other                      (991)               591             3,432
     ------------------------------------------------------------------------------------------------
                                                  $       26,232     $       22,019    $       22,047
     ------------------------------------------------------------------------------------------------

          Royalty and Licensing Revenues
                   Radiopharmaceuticals           $          192     $            -    $            -
                   Manufacturing                               -                  -                 -
                   Corporate and Other                     6,560              7,132             2,338
     ------------------------------------------------------------------------------------------------
                                                  $        6,752     $        7,132    $        2,338
     ------------------------------------------------------------------------------------------------

          Total Revenues
                   Radiopharmaceuticals           $        6,955     $        5,951    $        5,762
                   Manufacturing                          20,460             15,477            12,853
                   Corporate and Other                     5,569              7,723             5,770
     ------------------------------------------------------------------------------------------------
                                                  $       32,984     $       29,151    $       24,385
     ------------------------------------------------------------------------------------------------

          Segment Income (Loss)(1)
                   Radiopharmaceuticals           $          499     $          333    $        1,733
                   Manufacturing                             149               (200)             (863)
                   Corporate and Other                     3,049              1,935              (738)
     ------------------------------------------------------------------------------------------------
                                                  $        3,697     $        2,068    $          132
     ------------------------------------------------------------------------------------------------

          Depreciation and Amortization
                   Radiopharmaceuticals           $          623     $          547    $          478
                   Manufacturing                             867                807               622
                   Corporate and Other                       946                964               723
     ------------------------------------------------------------------------------------------------
                                                  $        2,436     $        2,318    $        1,823
     ------------------------------------------------------------------------------------------------

          Operating Income (Loss)(2)
                   Radiopharmaceuticals           $         (124)    $         (214)   $        1,255
                   Manufacturing                            (718)            (1,007)           (1,485)
                   Corporate and Other                     2,103                971            (1,461)
     ------------------------------------------------------------------------------------------------
                                                  $        1,261     $         (250)   $       (1,691)
     ------------------------------------------------------------------------------------------------

          Identifiable Assets
                   Radiopharmaceuticals           $       13,558     $        7,652    $        6,658
                   Manufacturing                          24,906             25,717            22,737
                   Corporate and Other                    25,896             33,938            31,252
     ------------------------------------------------------------------------------------------------
                                                  $       64,360     $       67,307    $       60,647
     ================================================================================================

          (1) Segment income (loss) from continuing operations before depreciation and amortization, interest income (expense), other income, income taxes, minority interest and cumulative effect of accounting change.
          (2) Segment income (loss) from continuing operations before interest income (expense), other income, income taxes, minority interest and cumulative effect of accounting change.

     DRAXIS HEALTH INC.
     Notes to the Consolidated Financial Statements

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)

               Geographic Segmentation                 2001               2000              1999
                                                       ----               ----              ----
               REVENUES(3)
                        Canada                    $       23,388     $       19,534    $       13,623
                        United States                      9,596              9,617            10,762
     ------------------------------------------------------------------------------------------------
                                                  $       32,984     $       29,151    $       24,385
     ================================================================================================
               LONG-LIVED ASSETS(4)
                        Canada                    $       32,384     $       32,414    $       35,956
                        United States                          -                  -               165
     ------------------------------------------------------------------------------------------------
                                                  $       32,384     $       32,414    $       36,121
     ================================================================================================

          (3) Revenues are attributable to countries based upon the location of the customer.
          (4) Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

               Major Customers                               Percentage of
               ---------------                               Total Revenue
                                            -------------------------------------------

                                               2001              2000              1999
                                               ----              ----              ----
               Customer A                       24%                21%                9%
               Customer B                       19                 14                16
     ----------------------------------------------------------------------------------
                                                43%                35%               25%
     ==================================================================================

25.  Commitments and Contingencies

          Operating Leases

          The Company is committed under operating leases requiring minimum annual lease payments as follows:

                       2002        $    1,120
                       2003               456
                       2004               719
                       2005               535
                       2006               307
                    -------------------------
                                   $    3,137
                    =========================

          Agreement Pertaining to DRAXIS Pharma Inc.

          Coincident with DPI's issuance of shares in 2000 (Note 21), the Company entered into a shareholders' agreement which granted SGF the right to obligate the Company to purchase its shareholdings in DPI anytime after February 18, 2005 and DPI's management shareholders the right to obligate DPI to purchase their shareholdings in DPI anytime following the tenth anniversary of the initial subscription. The price to be paid is based on the fair market value of DPI at the time of exercise. Subject to certain conditions, at the Company's option up to 40% of the SGF purchase consideration may be made in the form of the Company's common shares.

          Legal Proceedings

          From time to time, the Company becomes involved in legal proceedings and claims which arise in the ordinary course of business.

     DRAXIS HEALTH INC.
     Notes to the Consolidated Financial Statements

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)

          With the exception of the two matters described below related to Anipryl, the Company considers that the ultimate liability with respect to any known actions will not materially affect the business, financial position, results of operations or cash flows of the Company.

          (i) In 1998 a Canadian legal proceeding was launched against the Company and Deprenyl Animal Health, Inc. ("DAHI"), a wholly owned subsidiary of the Company, by a former consultant claiming royalty entitlements based on the net profit from sales of Anipryl. The Company regards this claim to be without merit and is vigorously defending itself.

          (ii) Since 2000, the Company and DAHI have been involved in U.S. and Canadian legal proceedings with the University of Toronto and the University of Toronto Innovations Foundation. One dispute relates to the terms of a 1992 license agreement under which Innovations Foundation is claiming entitlement to a portion of the consideration earned by DAHI with respect to Anipryl. The second dispute relates to a 1990 contract research agreement under which the University of Toronto is claiming damages related to the ownership of certain Anipryl-related intellectual property. The Company considers all of the claims made by the University of Toronto and the University of Toronto Innovations Foundation to be without merit and is vigorously defending itself.

26.  Related Party Transactions

          Significant transactions not otherwise disclosed in the accompanying financial statements were as follows:

                                                                                         2001          2000          1999
                                                                                         ----          ----          ----
          Net contribution from the sales of a product by a company which is a shareholder included in loss from discontinued operations (total revenues:
     2001 - $856; 2000 - $1,160; 1999 - $1,439)                                      $        176  $        303   $      363

          Rent paid to a company jointly controlled by a member of the Board of
     Directors included in selling, general and administration expenses              $        116  $        121   $      116
   =========================================================================================================================

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

27.  Financial Instruments

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

     DRAXIS HEALTH INC.
     Notes to the Consolidated Financial Statements

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)

     securities and short-term commercial paper, bank deposits and money market mutual funds which are invested in high quality short-term securities.

     DRAXIS HEALTH INC.
     Notes to the Consolidated Financial Statements

     (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)

     Currency Risk

          The Company is subject to currency risk through its U.S. integrated foreign operations. Changes in the exchange rate may result in a decrease or increase in the foreign exchange gain or loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

28.  Recent Pronouncements

          The Financial Accounting Standards Board has approved for issuance SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the use of the pooling-of-interest method is no longer allowed. SFAS No. 142 requires that upon adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company is evaluating the impact of the adoption of these standards and has not yet determined the effect of adoption on its financial position and results of operations.

29.  Comparative Information

          The Company has reclassified certain prior years' information to conform with the current presentation format.

