Form 20-F
period 2003-12-31
DRAXIS HEALTH INC /CN/
filed 2004-05-14
CIK 845802

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Shares—37,297,817 (as of 12/31/03)

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

i

Item 1. Identity of Directors, Senior Management and Advisers

        Not Applicable

Item 2. Offer Statistics and Expected Timetable

        Not Applicable

Item 3. Key Information

        DRAXIS Health Inc. ("DRAXIS" or the "Company") is a specialty pharmaceutical company with core competencies in two segments: the development, production, marketing and distribution of radiopharmaceuticals through DRAXIMAGE Inc. ("DRAXIMAGE") and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. ("DPI"). The Company believes that both DRAXIMAGE and DPI have significant long-term growth potential and has invested considerable financial and management resources in developing these businesses.

        Our subsidiary Deprenyl Animal Health, Inc. ("DAHI") receives licensing and royalty revenue related to Anipryl®, a companion animal health product.

        Our registered and principal office is located at 6870 Goreway Drive, 2nd Floor, Mississauga, Ontario, L4V 1P1.

        The selected data set forth in the following table are expressed in U.S. dollars and in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). All data presented below should be read in conjunction with, and are qualified in their entirety by, reference to the audited Consolidated Financial Statements and Notes thereto for the year ended December 31, 2003.

	U.S. GAAP (in thousands of U.S. dollars except share-related data)
	2003	2002	2001	2000	1999
Operations
Revenues	$49,193	$38,640	$33,903	$29,721	$24,591
Operating income (loss)	6,686	2,894	1,773	36	(1,638)
Income (loss) from continuing operations before cumulative effect of accounting change	4,671	3,020	(1,015)	363	(860)
Income (loss) from discontinued operations, net of taxes	8,531	(834)	(569)	(801)	(4,610)
Cumulative effect of accounting change, net of tax	—	—	—	(19,900)	—

Net income (loss)	$13,202	$2,186	$(1,584)	$(20,338)	$(5,470)

Basic income (loss) per share
From continuing operations before cumulative effect of accounting change	0.13	$0.08	$(0.03)	$0.01	(0.02)
From discontinued operations	0.23	(0.02)	(0.02)	(0.02)	(0.14)
From cumulative effect of accounting change	—	—	—	(0.55)	—

Basic income (loss) per share	$0.36	0.06	(0.05)	(0.56)	(0.16)

Financial Position at December 31
Cash and cash equivalents	10,563	4,899	5,602	4,420	2,016
Total assets	76,553	67,951	64,360	67,307	60,647
Long-term debt	10,466	12,726	8,060	9,890	14,476
Common shareholders' equity	41,647	20,227	16,878	20,808	38,116
Book value per common share	1.12	0.55	0.46	0.57	1.07
Share Information
Number of shares outstanding at year end	37,297,817	37,098,690	36,613,434	36,565,102	35,557,366
Weighted average number of shares outstanding—basic	37,114,648	36,981,985	36,587,794	36,324,199	33,825,654

Overview

        This Annual Report (Form 20-F) contains forward-looking statements (within the meaning of the Securities Exchange Act of 1934, as amended) and information that are based on management's beliefs, as well as assumptions made by and information currently available to management. When used in this Annual Report (Form 20-F), the words "anticipate," "estimate," "believe," "expect," "potential," "intend," "designed" and "should" and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make numerous assumptions with respect to industry performance; general business, economic and regulatory conditions; access to markets and materials; and other matters, all of which are inherently subject to significant uncertainties and contingencies and many of which are beyond the Company's control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company believes that any of the following risk factors could cause the Company's actual results to differ from those that may have been or may be projected in forward-looking statements made by or on behalf of the Company from time to time. The forward-looking statements in this Annual Report (Form 20-F) are contained principally under Items 4 and 5.

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

        The following summarizes the major risks and uncertainties facing us:

        WE MAY NOT BE ABLE TO GET TIMELY REGULATORY APPROVAL FOR OUR PRODUCTS AND WE MUST COMPLY WITH REGULATORY REQUIREMENTS TO MANUFACTURE AND MARKET OUR PRODUCTS.

        Preclinical studies and clinical trials, as well as the manufacturing and marketing of our existing and potential products, are subject to extensive regulation and approval by the Health Products and Food Branch of Health Canada ("HPFB") and other authorities in Canada and by numerous federal, state and local government authorities in the United States, including the Food and Drug Administration ("FDA"). Similar regulatory requirements exist in Europe and other countries. To the extent we choose to explore foreign markets, we may rely on licensees to obtain regulatory approvals in such countries. Any failure or delay by us, our collaborators or licensees to comply with applicable requirements or obtain regulatory approvals for our products could adversely affect the marketing of products developed or licensed by us and our ability to receive product or royalty revenue.

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

        We manufacture, or expect to manufacture, many active pharmaceutical ingredients and advanced pharmaceutical intermediates that are used in our own and our customers' drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used are subject to regulation for safety and efficacy by the FDA, HPFB and other jurisdictions, as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time-consuming. We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products. To the extent that we and/or our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

        Products manufactured by us will have to comply with the FDA's current Good Manufacturing Practices ("cGMP") and other FDA, HPFB or European guidelines and regulations. Products containing radioactive isotopes will have to comply with the guidelines and regulations of the Canadian

Nuclear Safety Commission in Canada and the Nuclear Regulatory Commission in the U.S. and with other similar regulations in other countries. Additionally, certain of our customers may require us to adhere to additional manufacturing standards, even if not required by the FDA or other regulatory authorities. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulators periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If we fail to comply with the cGMP requirements, we may become subject to possible regulatory action, and manufacturing at the facility could consequently be suspended, causing possible loss of profit, regulatory fines and third-party liability. Any one of these events could have a material adverse effect on our business, financial condition and results of operations.

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

        Our success will depend, in part, on our ability to obtain, enforce and maintain patent protection for our technology in Canada, the United States and other countries. We cannot assure you that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect our technology. In addition, no assurance can be given that any patents issued to or licensed by us will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to us. The patent positions of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions. In addition, we do not know whether any of our current research endeavors will result in the issuance of patents in Canada, the United States, or elsewhere, or if any patents already issued will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the United States and Canada are maintained in secrecy for at least 18 months from the date of filing, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we were the first to create inventions claimed by pending patent applications or that we were the first to file patent applications for such inventions. Certain patents related to our products have expired. Loss of patent protection could lead to new competition for these products, and others in the future, which would materially and adversely affect the financial prospects for these products and, to a lesser extent, the Company.

        Our commercial success will also depend in part on our not infringing patents or proprietary rights of others and not breaching the licenses granted to us. The degree of patent protection afforded to pharmaceutical or biotechnological inventions around the world is uncertain and varies significantly among different countries. There can be no assurance that we will be able to obtain a license to any third-party technology or patents that we may require to conduct our business or that such technology or patents can be licensed at a reasonable cost. Failure by us or our collaborators to obtain a license to any technology or patents that we may need to commercialize our technologies or products may result in delays in marketing our proposed products or the inability to proceed with the development, manufacture or sale of products requiring such licenses and may have a material adverse effect on us.

        We have been required to, and may continue to be required to, engage in litigation and other patent proceedings to enforce patents issued to us, to defend our right, title and interest in patents related to our products and to determine the scope and validity of other parties' proprietary rights. These proceedings can be costly, and if the outcome of any such proceedings is adverse to us, we could lose the right to sell some of our products or could be required to pay damages.

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

        IF OUR COLLABORATIVE AND COMMERCIAL RELATIONSHIPS WITH THIRD PARTIES ON WHOM WE RELY ARE UNSUCCESSFUL, OUR BUSINESS MAY SUFFER.

        To be successful, we must continually establish and maintain strategic relationships with leaders in a number of biotechnology and pharmaceutical industry segments. This is critical to success because such relationships enable us to extend the reach of our products and sales in various jurisdictions, generate additional revenue and develop and deploy new products in various marketplaces. Entering into strategic relationships is complicated, as some of our current and future strategic partners may decide to compete with us in some or all of the markets or refuse to fulfill or honor their contractual obligations to us.

        We have entered into a number of product and technology in-licensing and out-licensing arrangements in which our business and financial success is dependent on third parties. In many of our product and technology in-licensing arrangements, the licensor is responsible for developing a body of data upon which we can base a submission to the HPFB, FDA or other regulatory authority. The interests of the other party to each of these agreements may not be or remain consistent with our interests, and our collaborators may not succeed in developing a body of data that can form the basis of regulatory approval. Should our collaborators fail to develop such body of data to enable us to obtain the requisite regulatory approvals or otherwise fail to honor their commitments to us or meet our expectations, our business, financial condition and results of operations may be materially and adversely affected. In addition, we cannot control the amount and timing of resources our collaborators devote to the products and technology to which they have rights or to the subject matter of our agreements with them generally. The agreements may be terminated by our collaborators in certain circumstances.

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

        A SIGNIFICANT PORTION OF OUR BUSINESS IS DEPENDENT ON A SMALL NUMBER OF KEY CUSTOMERS.

        As at December 31, 2003, the Company's three largest customers represented 41% of our total revenues. The termination by any of these customers of its relationship with us would have a material adverse effect on our business, financial condition and results of operations unless we could replace those customers in a timely fashion.

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

        WE ARE SUBJECT TO REGULATION BY GOVERNMENTS IN MANY JURISDICTIONS AND, IF WE DO NOT COMPLY WITH MANUFACTURING, NUCLEAR SAFETY AND ENVIRONMENTAL REGULATIONS, OUR EXISTING AND FUTURE OPERATIONS MAY BE CURTAILED, AND WE COULD BE SUBJECT TO LIABILITY.

        Pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug. There can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture a product and the actual initiation of manufacture at our facilities could cause us to lose profits or incur liabilities.

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

        Canadian and U.S. federal, state, local and provincial regulations govern extensively the use, manufacture, storage, handling, transport and disposal of hazardous material and associated waste products. Although we believe that the operations at our facilities comply in all material respects with the applicable environmental laws in Canada and the United States, we cannot completely eliminate the risk of substantial environmental liabilities. Any failure by us or any of our subsidiaries to comply with the present or future environmental laws in Canada, the United States or elsewhere could result in any of the following: (i) cessation of portions or all of our or our subsidiaries' operations; (ii) imposition of fines; (iii) restrictions on our or our subsidiaries' ability to carry on or expand our operations; (iv) significant expenditures by us in order to comply with environmental laws and regulations; or (v) liabilities in excess of our resources. Any of these sanctions could have a material adverse effect on our business, financial condition and results of operations.

        OUR BUSINESS COULD BE HARMED IF THERE WERE A DISPUTE OR DISRUPTION WITH OUR UNIONIZED EMPLOYEES.

        Although a five-year collective agreement was ratified in February 2004 with the United Food & Commercial Workers International Union, Local 291 (AFL-CIO), there can be no assurance that future labor difficulties will not arise. Should such difficulties arise which lead to significant grievance issues and/or a labor strike, such events might have a material adverse effect on our business.

        FACTORS BEYOND OUR CONTROL COULD CAUSE INTERRUPTION IN OUR OPERATIONS, WHICH WOULD ADVERSELY AFFECT OUR REPUTATION IN THE MARKETPLACE AND OUR RESULTS OF OPERATIONS.

        To succeed, we must be able to operate our manufacturing facilities without interruption and deliver radiopharmaceutical and contract manufacturing products in a timely manner. We could suffer an interruption caused by damage from a variety of sources, many of which are not within our control, including fire, flood, earthquake and other natural disasters; power loss and telecommunication failure; disruption to transportation systems; equipment or machinery failure; software and hardware errors, failures or crashes and similar disruptions; or undue delays or restrictions with air transport systems and cross-border shipments. Any significant interruptions in our operations or our ability to deliver time-sensitive products would damage our reputation in the marketplace and have a negative impact on our results of operations.

        ALTHOUGH WE CARRY INSURANCE, A SUCCESSFUL LIABILITY CLAIM COULD NEGATIVELY IMPACT OUR BUSINESS.

        The use of any of our unapproved products under development and the sale of any approved products may expose us to liability claims resulting from the use of these products. Such claims might be made directly by consumers, healthcare providers or pharmaceutical companies or others selling such products. We currently have liability insurance, but we cannot provide assurance that we will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to this potential liability. We might not be able to maintain or obtain additional commercially reasonable product liability insurance for any products approved for marketing. A successful product liability claim or a series of claims brought against us could have a material adverse effect on our business, financial condition or results of operations. Even unsuccessful product liability claims could result in the expenditure of funds in litigation and the diversion of management time and resources and could damage our reputation and impair the marketability of our products.

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

        FAILURE OF ONE OF OUR CURRENT OR FUTURE CLINICAL TRIALS COULD HAVE A MATERIALLY NEGATIVE IMPACT ON OUR FUTURE PROSPECTS.

        The development of new products is subject to a number of significant risks. Potential products that appear to be promising in various stages of development may not reach the market for a number of reasons. Such reasons include the possibility that the potential product will be found ineffective or unduly toxic during preclinical or clinical trials, fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical to market or not achieve market acceptance, or be precluded from commercialization by proprietary rights of third parties. Certain products we are attempting to develop have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production of such products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise would have to be developed is uncertain. Many of our potential products will require significant additional research and development efforts and significant additional preclinical and clinical testing prior to any commercial use. There can be no assurance that we will successfully meet any of these technological challenges or others that may arise in the course of development.

        Before obtaining regulatory approval for the commercial sale of any product under development, we must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious. The results of preclinical studies and early-stage clinical trials may not be totally predictive of results obtained in larger late-stage clinical trials, and there can be no assurance that our or any collaborators' clinical trials will demonstrate safety and efficacy, achieve regulatory approvals or result in marketable products. A number of companies in the biotechnology and pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. Failure to successfully complete clinical trials on a timely and cost-effective basis could have an adverse effect on our future business, financial condition and results of operations.

        OUR PROFIT DEPENDS IN PART ON REIMBURSEMENT POLICIES AND REGULATIONS OF GOVERNMENT HEALTH ADMINISTRATION AUTHORITIES, PRIVATE HEALTH INSURERS AND OTHER ORGANIZATIONS.

        The business and financial condition of pharmaceutical companies will continue to be affected by the efforts of governments and third-party payors to contain or reduce the costs of healthcare through various means. For example, in certain markets, including Canada, pricing or profitability of prescription pharmaceuticals, medical devices and diagnostic products is subject to government control. In the United States there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar government controls. In addition, an increasing emphasis on managed healthcare in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. While we cannot predict whether such legislative or regulatory proposals will be adopted or the effects such proposals or managed care efforts may have on our business, the announcement and/or adoption of such proposals or efforts could have a material adverse effect on our business and financial condition and that of our current and prospective corporate partners. Accordingly, our ability to establish strategic alliances may be adversely affected. In addition, in Canada, the United States and elsewhere, sales of prescription pharmaceutical products and radiopharmaceutical products are dependent, in part, on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. To the extent we succeed in bringing new products to market, there can be no assurance that these products will be considered cost-effective and that reimbursement to consumers will be available or will be sufficient to allow the sale of these products on a competitive basis. The Patented Medicine Prices Review Board, which monitors and controls prices of patented drug products marketed in Canada, may assert jurisdiction over our products under development which may limit the prices that can be charged for such products. We may not be able to obtain prices for our products under development that will make them commercially viable.

        OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO GROW, AND IF WE ARE UNABLE TO MANAGE OUR GROWTH EFFECTIVELY, WE MAY INCUR UNEXPECTED EXPENSES AND BE UNABLE TO MEET OUR CUSTOMERS' REQUIREMENTS.

        We will need to maintain, expand and upgrade our manufacturing facilities and operations to execute current commercial obligations to customers, widen our customer base and increase manufacturing efficiencies over the next few years. We cannot be certain that DPI will be able to enter into enough lucrative third-party contracts to increase its profitability. If we do secure advantageous agreements, we cannot be certain that our employees, systems, procedures, controls, productive capacity and existing space will be adequate to support expansion of its operations. Our future operating results will depend on the ability of our officers and key employees to manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems and operational excellence in order to achieve established business objectives. An unexpectedly large increase in the volume of manufacturing business or the number of orders placed by customers may require us to expand capacity and further upgrade our facilities and the technology related to our manufacturing. We may not be able to project the rate of timing of such increases or customer demands accurately or to expand and upgrade our facilities and supporting systems and infrastructure to accommodate such increases. Difficulties in managing future growth and meeting customers' expanded requirements could have a significant negative impact on our business and its profitability.

        OUR FINANCIAL RESULTS MAY FLUCTUATE, AND OUR FUTURE REVENUE AND PROFITABILITY ARE UNCERTAIN.

        Our ability to achieve and maintain profitability in the foreseeable future depends on the commercial success of our products and services. Because we will be launching or are in the process of launching new products in new markets, revenues are difficult to predict and may fluctuate substantially from period to period. In addition, product development programs will require substantial additional investment, including the cost of clinical trials, obtaining additional regulatory approvals, if necessary, and marketing and sales expenses associated with potential new product introductions. Our manufacturing facilities will continue to require capital investment in order to maintain, upgrade and expand their operations. The success of our subsidiaries DRAXIMAGE and DPI will rely significantly on the ability of both companies to maintain and to increase substantially their manufacturing capabilities to satisfy customer demand. There can be no assurance that, or when, we will successfully develop, receive regulatory approvals for, or manufacture or market any new products for our own marketing purposes or for third parties. DPI may fail to secure sufficiently lucrative third-party manufacturing contracts to increase its profitability. The research, development, production and marketing of new products will require the application of considerable technical and financial resources by us and our collaborators, while revenues that are generated by such products, if successfully developed and marketed, may not be realized for several years. We may not be able to sustain profitability. We may require external financing to complete certain aspects of our strategic plan, and external sources of capital may not be available at an acceptable cost.

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

        WE ARE EXPOSED TO EXCHANGE RATE FLUCTUATIONS WHICH COULD NEGATIVELY AFFECT OUR BUSINESS.

        A substantial portion of our revenues are now, and are expected to continue to be, realized in US dollars. Our operating expenses are primarily paid in Canadian dollars. Material fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material effect on our results of operations. In particular, we may be adversely affected by a significant and rapid strengthening of the Canadian dollar against the U.S. dollar. We do not currently use derivative instruments to hedge our foreign exchange risk and currently have no plans to do so in the near future.

        IF WE LOSE THE SERVICES OF KEY PERSONNEL, WE MAY BE UNABLE TO REPLACE THEM, AND OUR BUSINESS COULD BE NEGATIVELY AFFECTED.

        Our success depends on the retention of principal members of our management and scientific staff and on our ability to continue to attract, motivate and retain additional key personnel. The market for retaining and obtaining such key personnel is intensely competitive, and the loss of the services of key personnel or the failure to recruit necessary replacement and additional personnel in a timely manner could materially and adversely affect operations and our research and development efforts.

        ALTHOUGH WE CONSIDER THE COMPANY TO HAVE GOOD DEFENSES TO SUCH ACTION, SHOULD CURRENT LAWSUIT AGAINST US SUCCEED, WE COULD INCUR A SUBSTANTIAL LOSS.

        While we believe the Company has good defenses to the Knoll proceeding (see "Legal/Arbitration Proceedings" under Item 8), this dispute may not be resolved in our favor. It is possible that a court or arbitration tribunal may find us to be in breach of certain agreements, or of infringing validly issued patents of third parties or practicing the intellectual property of others. In that event, in addition to the cost of defending the underlying proceeding, we may have to pay license fees, additional royalties and/or damages and may be ordered to assign certain Anipryl®-related patents and be prohibited from conducting certain activities. Under such circumstances, we could incur substantial loss and our business could be negatively affected.

        IF INTEREST RATES INCREASE MATERIALLY, OUR INTEREST EXPENSE COULD INCREASE MATERIALLY, AND OUR RESULTS OF OPERATIONS COULD BE NEGATIVELY AFFECTED.

        All of the Company's third-party debt is based on a variable interest rate. Any material changes to interest rates could result in materially increased interest expense and decreased results of operations.

Item 4. Information on the Company

        DRAXIS is a specialty pharmaceutical company with core competencies in two segments: the development, production, marketing and distribution of radiopharmaceuticals through DRAXIMAGE and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze- dried injectables and other sterile products through DPI. The Company believes that both DRAXIMAGE and DPI have significant long-term growth potential and has invested considerable financial and management resources in developing these businesses.

        In addition, DRAXIS has continuing financial interests associated with its collaboration agreements with Pfizer Inc. with respect to Anipryl®, GlaxoSmithKline ("GSK") with respect to the SpectroPharm line of dermatology products, and Shire BioChem Inc. ("Shire") with respect to Canadian sales of products divested in 2003.

        The Company's consolidated operations are integrated across research, product development, manufacturing, sales and marketing, as well as the in-licensing and commercial development of pharmaceutical products and technologies.

        DRAXIS is currently emerging from a transitional phase of its development. Previously, the Company was reliant on income earned from Anipryl®. For the year ended December 31, 2003, the Company's collaboration agreement with respect to Anipryl® represented a significant but not primary source of the Company's income. In the near term, the Company expects to continue to lessen this reliance as it develops a diversified profit base from its other business units. In particular, the Company expects radiopharmaceuticals and contract manufacturing to remain major sources of longer-term revenue and earnings.

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

History and Development of the Company

        The Company was incorporated under the name Deprenyl Research Limited on October 13, 1987 under the Canada Business Corporations Act. The Company was founded principally to engage in the marketing in Canada of prescription pharmaceuticals discovered, developed or acquired by Chinoin Pharmaceutical and Chemical Works Co., Ltd., the first of which was Eldepryl® (selegiline; 1-deprenyl), for the treatment of Parkinson's disease. The Company changed its name to DRAXIS Health Inc. in May 1994.

        The Company completed an initial public offering of its common shares in February 1988.

        Beginning in 1990, the Company expanded on its knowledge and experience with selegiline by initiating directly on its own behalf, as well as through contract research arrangements, studies designed to investigate the potential of selegiline for companion animal use. This initiative ultimately resulted in the formation of its subsidiary DAHI, through which the Company developed and commercialized a companion animal health product, Anipryl®.

        In 1991 the Company began to invest in the applications of aminolevulinic acid photodynamic therapy, which resulted in the formation of a subsidiary, DUSA Pharmaceuticals, Inc. ("DUSA"). Through a series of transactions from 1991 to 1996, the Company divested all of its interest in DUSA.

        By late 1992, the Company faced considerable uncertainty due to the impending threat of generic competition for Eldepryl® which, at that time, still accounted for almost 100% of the Company's revenues. Faced with this as well as other business challenges, in 1992 the Company began the process of recruiting new senior management to develop and implement a new strategic business plan for the Company to (i) address the generic threat to its lead drug by expanding and diversifying its established Canadian pharmaceuticals franchise; (ii) strengthen the Company's financial position; and (iii) diversify from its historical Canadian base through the acquisition of niche pharmaceutical products and/or manufacturing-oriented businesses with international growth potential.

        Since 1993, the Company implemented the following corporate development initiatives:

        Canadian Pharmaceuticals

  •
  1993 to 1999—acquisition and licensing of several prescription and non-prescription products for the Canadian market, predominantly products for neurological disorders.

  •
  March 2003—return of Canadian rights to affiliates of Elan Corporation for several neurological products that had not achieved regulatory approval in Canada.

  •
  July 2003—sale to Shire of substantially all remaining products of the Canadian sales and marketing division ("DRAXIS Pharmaceutica").

        Financial Position

  •
  March 1996—disposition of the Company's remaining interest in DUSA for net proceeds of $6.8 million.

  •
  April 1996—public offering of 3,000,000 common shares generating net proceeds of $8.5 million.

  •
  March 2003—receipt of $6.5 million from Elan Corporation for Canadian rights to unapproved neurology products.

  •
  July 2003—receipt of $9.6 million from Shire for substantially all of the remainder of the divested Canadian sales and marketing division.

        Diversification

  •
  November 1996—acquisition of the shares of DAHI that the Company did not previously own through a mandatory share exchange transaction valued at $17.4 million.

  •
  July 1997—$8.6 million acquisition by the Company of Merck's radiopharmaceutical business which began operations through DRAXIMAGE.

  •
  December 1997—licensing of Anipryl® to Pfizer in return for milestone payments, royalties, a manufacturing supply agreement and a research collaboration. To December 31, 2003, $42.0 million has been received in milestone payments, royalties and royalty-related payments from Pfizer.

  •
  May 1998—$11.1 million acquisition of the Company's pharmaceutical manufacturing facility in Kirkland, Quebec, which operates as DRAXIS Pharma Inc.

        Beginning in 1998, the Company embarked on a capital expansion plan for construction of the Company's new lyophilization line, the construction of radiopharmaceutical manufacturing facilities and the subsequent expansion of the radiopharmaceutical operation.

        In late 1999 and early 2000, the Company undertook a strategic review of its operations from the perspective of enhancing shareholder value. As a result of this review, the Company resolved to focus its financial and management resources on its radiopharmaceutical and contract manufacturing businesses.

        During 2000, the Company divested its dermatology product lines for aggregate proceeds of $9.0 million. The largest transaction in this regard was the sale of the SpectroPharm® line of products to Block Drug Company (Canada) Limited (now part of GlaxoSmithKline Consumer Healthcare).

        In February 2000, the Company established a strategic alliance with SGF Santé Inc. ("SGF") with the sale of a 34.1% equity interest in DPI to SGF and certain members of DPI's management team.

        During 2001, the Company received U.S. and Canadian regulatory approvals for the expanded radiopharmaceutical manufacturing facility and FDA acceptance to manufacture sterile lyophilized and sterile injectable products.

        In March 2001, the Company in-licensed INFECTON®, a Technetium 99m-based radiopharmaceutical for imaging infection.

        Also during 2001, DRAXIMAGE launched BrachySeed® I-125 in the U.S. and Canada and received regulatory approvals in the U.S. and Canada for BrachySeed® Pd-103.

        In 2001, the Company further implemented its strategic plan by (i) initiating the production of Bracco Diagnostic Inc.'s sodium iodide I-131 radiotherapy capsules; (ii) signing a long-term supply agreement to manufacture several GSK predominantly sterile products for multiple international markets; and (iii) amending the Anipryl® licensing agreement with Pfizer resulting in a $3.1 million cash payment to the Company plus return of product rights outside of North America.

        During 2002, the Company achieved improved financial results from continuing operations. The Company also received several regulatory approvals, including (i) U.S. and Canadian approval to transfer production of DRAXIMAGE's line of lyophilized medical imaging products to the Company's own production facility, (ii) U.S. approval to commence production at DPI of an established injectable product for GlaxoSmithKline for the U.S. market and (iii) U.S. approval to manufacture solid dosage form products at DPI. In 2002, the Company also realigned its U.S. sales and marketing strategy for BrachySeed®, the Company's proprietary radioactive brachytherapy implant.

        During 2003, the Company achieved a number of significant accomplishments, including:

  •
  U.K. regulatory approval to manufacture multiple sterile and non-sterile products at DPI.

  •
  In January 2003, commencement of a Phase I trial for INFECTON®, a Technetium-99m-based radiopharmaceutical for imaging infection.

  •
  Following the termination of the distribution agreement with Cytogen early in 2003, commencement of direct sales of BrachySeed® in the U.S.

  •
  In March 2003, launch in the U.S. of a new radiotherapeutic kit product for the treatment of thyroid cancer and hyperthyroidism.

  •
  In March 2003, receipt of $6.5 million from affiliates of Elan Corporation, plc, for the return of Canadian rights for several of Elan's neurology products.

  •
  In June 2003, appointment of John Durham as President of DPI, promotion of Mark Oleksiw to Chief Financial Officer and additional realignment of the Company's executive management team.

  •
  In July 2003, completion of the divestiture of DRAXIS Pharmaceutica, the Company's Canadian pharmaceutical sales and marketing division, for $9.6 million in cash plus up to $2.9 million in market-driven contingent milestones.

  •
  In July 2003, commencement of a Phase II trial for INFECTON®.

  •
  In 2003, DRAXIMAGE achieved an annual overnight on-time delivery to U.S. customers of >98% for orders placed before 4 p.m. EST.

  •
  In November 2003, the Company, the University of Toronto and the University's Innovations Foundation agreed to dismiss lawsuits between them related to Anipryl® without payment by the Company or DAHI.

  •
  In December 2003, DRAXIMAGE became certified under ISO 9001:1994, including ISO 13485:1996, an international standard for medical device manufacturers. This certification is a significant step in the strategy to enter the European radiopharmaceutical and medical device market in 2004.

        In 2003, the Company announced the realignment of its executive management team to reflect the growing importance of its core operating businesses in Montreal. The significant elements of the realignment, which were effective July 1, 2003, are as follows: (i) the departure of Jim Garner as Senior

Vice President Finance and Chief Financial Officer; (ii) the promotion of Mark Oleksiw, previously Director of Finance, to the office of the Chief Financial Officer; (iii) the promotion to Senior Vice-President, Corporate Development and Strategic Planning of Dan Brazier, who was formerly President of DRAXIS Pharmaceutica; (iv) the promotion to Vice-President Finance of Mr. Chien Huang. In October 2003, the Company appointed Alida Gualtieri to the position of General Counsel and Corporate Secretary to replace Doug Parker, who left the Company on December 1 to join an outside law firm. Mr. Oleksiw and Ms. Gualtieri are primarily located at the Company's Montreal offices.

        On April 22, 2004, DRAXIS issued 3,053,436 units of the Company at a purchase price of $4.82 (CDN$6.55) per unit, for aggregate gross proceeds of approximately $14.7 million (CDN$20 million). DRAXIS granted the underwriters an over-allotment option to purchase up to an additional 458,016 units, exercisable at the issue price any time up to 30 days following closing of the offering, representing additional gross proceeds of up to $2.2 million (CDN$3 million). Each unit consists of one common share of DRAXIS and one-half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of CDN$8.50 at any time up to April 24, 2006.

        On April 22, 2004, DRAXIS acquired SGF's 32.7% interest in DPI for cash consideration of $9.6 million (CDN$13 million). DRAXIS used part of the proceeds from the offering completed in April 2004 to pay for the acquisition and to repay $3.1 million (CDN$4.2 million) in debt owed by DPI to SGF and $1.7 million (CDN$2.3 million) in debt owed by DPI to Investissement Québec.

        For information concerning the Company's capital expenditures and methods of financing, please see Item 5: Operating and Financial Review and Prospects.

Business Strategy

        The Company believes that both DRAXIMAGE and DPI have significant long-term growth potential and has invested considerable financial and management resources in developing these businesses, including:

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

  •
  $12.0 million in planned investment in a three-year capital plan at DPI announced in April 2002, including a state-of-the-art raw material dispensing facility, additional autoclave capacity, and expansion of the Company's existing lyophilization capacity; and

  •
  the continued development of the DRAXIMAGE product pipeline, specifically FIBRIMAGE® and INFECTON®.

These initiatives are consistent with the Company's general business strategy to:

  •
  Focus on specialty pharmaceutical markets in which the Company can develop and sustain competitive advantage

    •
    DRAXIS has focused its operations on two core businesses: radiopharmaceuticals and specialty pharmaceutical contract manufacturing. Both businesses target highly differentiated, specialized markets which feature high barriers to entry, including regulatory requirements and specialized manufacturing requirements and standards.

  •
  Develop new pharmaceutical products and services consistent with the Company's strengths and capabilities

  •
  DRAXIS has established a growing franchise in the highly differentiated radiopharmaceutical segment with a portfolio of over 40 currently marketed products plus five innovative proprietary products in development. In addition to its radiopharmaceutical platform, the Company's expanding lyophilization capability positions it to offer new services to take advantage of growth opportunities in contract manufacturing.

  •
  Pursue growth opportunities with international market potential

  •
  The Company is leveraging its capabilities, experience and regulatory compliance in radiopharmaceuticals and manufacturing to expand its product and service offerings in the United States, Europe and other international markets.

  •
  Leverage alliances with business partners

  •
  The Company is pursuing multiple opportunities with new and existing business partners. Meeting the strict quality and service standards of such partners positions the Company to expand on these relationships in both its radiopharmaceuticals and pharmaceutical contract manufacturing businesses.

        The Company's primary operational focus in 2004 will continue to be on: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying and capitalizing on additional new business opportunities that are consistent with the Company's capabilities and that contribute to the long-term value of the Company.

        Consistent with this strategic focus, the Company divested its dermatology product lines in 2001 and in 2003 completed the sale of its Canadian prescription pharmaceutical sales and marketing business, DRAXIS Pharmaceutica. The Company also realigned its senior management responsibilities in 2003 to focus on its core businesses. The positive progress made by both the radiopharmaceutical and contract manufacturing business is highlighted by the improved operating results of these core businesses and improved cash flows of the Company in 2003.

        A description of the principal markets in which the Company operates and a breakdown of total revenues by segment and geographic market for the three most recent financial years is included in Note 21 of the Company's Consolidated Financial Statements and Notes beginning on page F-1.

        The Company's two main operating businesses, radiopharmaceuticals and pharmaceutical contract manufacturing, are not characterized by significant seasonality. Plant operations for DPI, however, are generally reduced or shut down once a year for approximately two to four weeks in order to conduct regular required maintenance of facilities.

        DRAXIMAGE's principal raw materials are radioactive isotopes that are used to label other compounds that act as carriers or molecular targeting agents. The isotopes are obtained from companies and agencies that are licensed by governmental regulators to produce purified radioactive chemicals. Radioactive materials, by their nature, decay over time—some rapidly and some more slowly, depending on specific isotopes. Therefore, DRAXIMAGE receives shipments of chemical-grade radioisotopes several times each week and converts these to finished products within days or weeks. While prices of selected isotopes can be somewhat volatile over the medium term, DRAXIMAGE endeavors to negotiate long-term supply contracts with appropriate suppliers, especially for the more important isotopes such as radioactive Iodine.

        DPI, as a manufacturer of pharmaceutical products, obtains its chemical raw materials from approved chemical suppliers of both active pharmaceutical ingredients ("API") and inactive or excipient ingredients such as fillers, stabilizers, preservative agents and coloring agents. In some instances the API is supplied by the customer. DPI conducts full quality control testing of all ingredients and packaging materials before they are incorporated into the finished product. Prices of principal API are not generally volatile, although prices can vary between alternative suppliers.

Radiopharmaceuticals

        DRAXIMAGE discovers, develops, manufactures, and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global nuclear medicine marketplace. Nuclear medicine entails the use of radioactive agents (radiopharmaceuticals) for imaging and therapeutic purposes. The energy released as these products decay can be harnessed to: (i) elicit a visual representation of various organs and tissues (nuclear imaging), or (ii) destroy cancerous cells (radiotherapy). Products currently marketed by DRAXIMAGE include a line of lyophilized Technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labeled with a variety of isotopes, including radioiodine, and BrachySeed®, Iodine-125 brachytherapy implants. DRAXIMAGE also has a number of products in development, including three Technetium-99m-based diagnostic imaging products: FIBRIMAGE®, for imaging deep-vein thrombosis, currently in Phase III clinical trials; INFECTON®, for imaging infection, currently in Phase II; and AMISCAN™, for the early diagnosis of acute myocardial infarct, currently in Phase II clinical trials.

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

        The acquisition of this business was consistent with the Company's strategy of acquiring specialty pharmaceutical platforms with potential for expansion into global markets. DRAXIMAGE is the only company that manufactures radiopharmaceuticals in Canada.

        DRAXIMAGE and its predecessor have a long history of technological and scientific progress in the field of radiopharmaceuticals. Notable achievements include the development of lyophilized kits for the in-situ preparation of Technetium-99m ("Tc-99m") radiopharmaceutical products for nuclear medical imaging ("Tc-99m Kits"); the development of chelates for the indium/yttrium and Technetium/rhenium groups of metals; and the development of stabilizers for use in iodinated radiopharmaceuticals, which resulted in DRAXIMAGE being one of the few companies to market iodinated products that do not require refrigeration.

        Key business development transactions involving DRAXIMAGE have included:

  •
  July 1997—$8.6 million acquisition of the radiopharmaceutical division of Merck Frosst, which began operations through DRAXIMAGE.

  •
  June 1998—establishment of a strategic alliance with Molecular Targeting Technology, Inc. ("MTTI"), to develop, manufacture and market potential novel imaging agents. The first opportunity being pursued under this alliance is AMISCAN™, an agent for the imaging of acute myocardial infarct.

  •
  October 1999—licensing from Isogenic Science Ltd. ("Isogenic") of the rights to Isogenic's proprietary technology related to radioactive brachytherapy implants ("BrachySeed®") for the treatment of various localized cancers.

  •
  December 2000—entering into license, distribution and supply agreements for BrachySeed® for the U.S. market with Cytogen Corporation.

  •
  March 2001—licensing from BTG International Limited (formerly known as the British Technology Group) of the rights to INFECTON®, an agent for imaging infection.

  •
  October 2001—long-term manufacturing supply agreement to produce Bracco Diagnostics Inc.'s sodium iodide I-131 radiotherapy capsules for the U.S. market.

  •
  March 2003—five-year non-exclusive product distribution agreement with Cardinal Health, Inc. for a new radioactive Iodine I-131 kit product for the U.S.

  •
  April 2003—termination of license, distribution and supply agreements with Cytogen Corporation for BrachySeed® for the U.S. market.

  •
  May 2003—Expansion of agreements with Isogenic for global rights to proprietary technology related to brachytherapy implants.

  •
  July 2003—extension and expansion of strategic partnership with Bristol-Myers Squibb Medical Imaging ("Bristol-Myers") for the marketing and distribution of radiopharmaceutical products in Canada.

        DRAXIMAGE's growth strategy is to leverage its history and experience in the research, development, manufacture and distribution of radiopharmaceutical products and services and to capitalize on its manufacturing capabilities. In particular, DRAXIMAGE's business strategy includes:

  •
  Increasing sales of radioactive products, particularly in the U.S., facilitated by the recent expansion of its radiopharmaceutical manufacturing facility, the acceptance of that facility by U.S. regulatory agencies, and the launch in 2003 of its radioactive I-131 kit product for treating thyroid cancer and hyperthyrodism;

  •
  Increasing international sales of its existing Tc-99m Kits, facilitated by the increase in manufacturing capacity following regulatory approval of DPI's lyophilization manufacturing line;

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

        Frost and Sullivan, a pharmaceutical industry consulting firm, estimates that the U.S. radiopharmaceuticals market will continue to demonstrate double-digit growth rates. The total U.S. market reached more than $900 million in 2001 with over 80% of revenues from the diagnostics sector, strongly led by cardiology diagnostics. Total diagnostic procedures performed in the U.S. reached nearly 16 million in 2002, with an estimated 90% of dosages being distributed through radiopharmacies. Frost and Sullivan forecasts that the U.S. diagnostic radiopharmaceuticals market could reach more than $1 billion by 2004 and that the total U.S. radiopharmaceuticals market could grow to exceed $1.6 billion by the end of 2006.

  Diagnostic Imaging Applications

        The diagnostic imaging applications of nuclear medicine normally involve the intravenous administration of a radiopharmaceutical consisting of a targeting molecule that has a particular binding affinity for a specific organ or tissue linked to a low intensity, short-lived, gamma-emitting radioisotope such as Tc-99m. Following administration, the radiopharmaceutical with its radioactive isotope concentrates at the biological target, which is then imaged using a scanning device such as a gamma camera. A gamma camera consists of a scintillation crystal which, when placed over a region of the body, is capable of detecting gamma rays emitted by radionuclides in underlying tissues. This imaging modality is also referred to as gamma scintigraphy. The gamma camera and its associated computerized peripheral devices accurately measure the radiation being emitted by the radioisotope and so provide both a visual picture of the target and quantitative data concerning the distribution of radioactivity.

        A nuclear medicine image provides both static and functional, or dynamic, information about a biological target, thereby revealing functional and morphological information normally unobtainable by other imaging techniques such as X-ray, magnetic resonance imaging, computer tomography, and ultrasound, all of which provide primarily anatomical information.

        Nuclear medical imaging procedures are established and trusted medical procedures with many years of safe and effective use. Most procedures are non-invasive, are performed with a minimum of discomfort and inconvenience to the patient and are normally less costly and involve less risk than newer high-tech alternative techniques.

        In the U.S., it is estimated by the Nuclear Medicine Industry Association that one in three hospital stays involves at least one nuclear medicine procedure, aggregating in excess of 40,000 such procedures per day, 80-90% of which involve the use of Tc-99m as the radioactive isotope.

  Therapeutic Applications

        Increasingly, therapeutic radiopharmaceuticals are being used and new products are being developed for the treatment of disease, particularly for the treatment of various cancers. Examples of currently marketed therapeutic radiopharmaceuticals include:

  •
  various sodium iodide I-131 products for the treatment of thyroid cancer and hyperthyroidism;

  •
  brachytherapy implants for the treatment of prostate and other forms of localized cancer;

  •
  phosphorous-32 for the palliation of bone pain for patients with advanced bone metastases; and

  •
  I-131 meta-Iodobenzylguanidine (MIBG) for the treatment of neuroblastoma.

        New generations of anti-cancer agents based on targeting molecules such as peptides, proteins, metabolites and monoclonal antibodies that have binding affinities to the surface of cancerous cells are being developed to be linked to more potent, higher-intensity, beta-emitting radioisotopes such as yttrium-90, rhenium-186, holmium-166 and lutetium-199. There is a growing body of scientific evidence that molecules, thus bound, will permit the delivery of therapeutic quantities of radiation directly to malignant cells.

        Proprietary technology and know-how within DRAXIMAGE are particularly applicable to the discovery and development of the new generations of innovative radiotherapeutic products. The

Company is currently in clinical development of FIBRIMAGE® and INFECTON® plus preclinical development of Somatostatin Therapy, which is being developed for the treatment of neuroendocrine tumors, lymphoma and carcinoid and small-cell lung cancer.

Competition

        The radiopharmaceutical field is highly specialized, and there are significant barriers to entry, especially in the therapeutic area. The barriers include meeting pharmaceutical product and nuclear regulatory requirements, having the ability to handle radioactive materials and establishing facilities and procedures to manufacture in a sterile lyophilized or freeze-dried form, which involves manufacturing standards higher than those typically employed for most pharmaceutical products. In addition, manufacturing and distribution logistics systems must be well-integrated and supportive to ensure that radiopharmaceutical products can be produced rapidly and delivered to the end user in a timely manner with the prescribed level of strength.

        Companies with significant radiopharmaceutical operations include Bristol-Myers Squibb Company, Amersham plc, Tyco International Ltd., Schering AG, and Bracco SpA. In addition, there are a number of companies that are developing and/or marketing other radiopharmaceutical products, including MDS Nordion Inc., Immunomedics, Inc., Biogen Idec Inc. and NeoRx Corporation.

        BrachySeed® implants are sold into a competitive marketplace that includes the established market leader, Amersham plc. Other competitors in the U.S. market include Theragenics Corporation, North American Scientific, Inc., Mentor Corporation and Best Medical International.

Marketed Products

        DRAXIMAGE's products are divided into two groups: (i) radioactive products, which are in a radioactive and ready-to-use form when shipped to customers, and (ii) non-radioactive products (predominantly Tc-99m Kits). The kit products are sold in lyophilized (freeze-dried), non-radioactive form consisting of sterile, pyrogen-free complexes of chemical and/or biological substances. Tc-99m Kits are reconstituted with radioactive Tc-99m in the nuclear medicine laboratory of a hospital or a unit-dose service supplier, or radiopharmacy, prior to use.

  Radioactive Products

        Radioactive products, which are shipped by DRAXIMAGE with the radioactive isotope already incorporated, are distributed to the nuclear medicine departments of hospitals or diagnostic clinics in a ready-to-use form.

        The following table summarizes DRAXIMAGE's radioactive products.

Product	Indication	Principal Markets
Imaging Products
51Cr-Chromic Chloride Injection	Diagnosis of gastroenteropathy	Canada
51Cr-Sodium Chromate Injection, USP	Measurement of blood volume	Canada
57Co-Cyanocobalamin Capsule USP	Diagnosis of Vitamin-B12 malabsorption	Canada
57Co-Cyanocobalamin Solution USP	Diagnosis of Vitamin-B12 malabsorption	Canada
57Co-Standard Cobalt Reference Solution	Reference for[57]Co-Cyanocobalamin	Canada
111In-Diethylene Triamine Pentacetic Acid Injection (DTPA)	Cisternography	Canada
111In-Indium Chloride Sterile Solution	Labeling of peptides and antibodies	Canada
131I-Sodium Iodide Diagnostic Capsules and Solutions, Oral and Intravenous	Imaging of thyroid disorders	Canada
131I-metaIodobenzylguanidine	Adrenal imaging	Canada
131I-Iodinated Serum Albumin Injection, USP	Measurement of blood and plasma volume	Canada
131I-Iodohippuric Sodium Injection, USP	Measurement of renal plasma flow	Canada
125I-Iodinated Albumin Injection, USP	Measurement of blood and plasma volume	Canada
133Xe-Xenon Gas	Lung ventilation studies	Canada
Therapeutic Products
125I BrachySeed®	Treatment of various localized cancers	U.S./Canada/ South America
103Pd BrachySeed®	Treatment of various localized cancers	U.S./Canada
131I-Sodium Iodide Therapeutic Capsules and Solutions, Oral and Intravenous	Treatment of thyroid disorders	Canada
Kit for the Preparation of Sodium Iodide I-131 Capsules and Solution USP Therapeutic—Oral	Treatment of thyroid disorders	U.S.
131I-meta-Iodobenzylguanidine (MIBG)	Treatment of neuroblastoma	Canada/Europe
32P-Sodium Phosphate Solution, USP	Treatment of bone pain	Canada
Other		Canada
131I-Sodium Iodine Solution—Chemical	Radiochemical synthesis	Canada
125I-Sodium Iodide Solution—Chemical	Radiochemical synthesis	Canada
131I-Iodinated Human Serum Albumin	Radiochemical	U.S./Europe
125I-Iodinated Human Serum Albumin	Radiochemical	U.S./Europe

  Sodium Iodide I-131 Radiotherapy

        During the second half of 2001, DRAXIMAGE entered into a third-party manufacturing contract to supply sodium iodide I-131 radiotherapy capsules for Bracco Diagnostics Inc. for the U.S. market for the treatment of thyroid cancer and hyperparathyroidism.

        In January 2003, DRAXIMAGE received FDA approval to produce and market a new radiopharmaceutical kit product for the preparation of Sodium Iodide I-131 Capsules and Oral Solution for the treatment of thyroid cancer and hyperthyroidism. This was the first such product on the market that allows physicians and radiopharmacists to prepare an FDA-approved I-131 gelatin capsule or oral solution. In March 2003, DRAXIMAGE launched the new kit product and initiated shipments to the Nuclear Pharmacy Services group of Cardinal Health, Inc., under a five-year, non-exclusive distribution agreement for the product for the United States and its possessions. During 2003, this product was made available to other customers and distributors in the U.S.

  BrachySeed®

        BrachySeed® is a uniquely designed, second-generation radioactive brachytherapy implant developed by DRAXIMAGE. The unique design of BrachySeed® brings a high level of accuracy, precision and safety to sealed source implant surgery. Each BrachySeed® is robotically manufactured at the DRAXIMAGE facility.

        One of the key segments of the radiopharmaceuticals market is brachytherapy—the implantation of radioactive "seeds" for the treatment of localized cancers of the prostate and other organs. These seeds can contain either Iodine-125 or Palladium-103, depending on the status of the cancer and the required duration of treatment. The seeds deliver a concentrated, defined radiation dose that destroys cancer cells while minimizing damage to surrounding tissues. This targeted strategy is particularly important for organs such as the prostate, which is nestled between the bladder and the rectum. The procedure involves placement of approximately 100-150 of these seeds into a locally anesthetized patient.

        DRAXIMAGE's Iodine-125 implant was approved by the FDA in the second half of 2000 and launched into the Canadian and U.S. markets during the second quarter of 2001. The Palladium-103 product was approved by the FDA in the fourth quarter of 2001 and launched during the second quarter of 2002, but shipments were subsequently suspended pending development of a revised marketing strategy. The Palladium-103 product was not marketed during 2003. The Palladium isotope releases its energy over a shorter span of time, and tends to be used in the treatment of more aggressive cancers. DRAXIS' brachytherapy seed utilizes a patented design that delivers a more uniform distribution of radiation than its competitors' products, which can result in the use of relatively fewer BrachySeed® implants per procedure.

        In early 2003, DRAXIMAGE implemented a strategy to market brachytherapy products directly to U.S. customers by drawing on the expertise and resources of its established customer service system, following the ending of license, distribution and supply agreements with Cytogen Corporation. The move to the end user marketing of brachytherapy implants is part of a trend that has become evident throughout the brachytherapy industry. This trend is in part the result of the enactment of the U.S. Medicare Prescription Drug Improvement and Modernization Act of 2003. This law provides for separate payment for brachytherapy seeds and removes restrictive monetary caps on brachytherapy seed reimbursement under Medicare's Hospital Outpatient Prospective Payment System, also known as "HOPPS." In January 2003 the U.S. Center for Medicare and Medicaid Services (CMS) changed its reimbursement policy in accordance with the change in the law, to provide that the fee for a prostate cancer treatment procedure includes the cost of implants. DRAXIMAGE established and has maintained a direct brachytherapy marketing and sales group, including product management, in-house sales/telemarketing, customer service support, secure website ordering and sales representatives in the U.S.

        In addition, DRAXIMAGE is developing BrachySeed® product enhancements to support expanded sales of BrachySeed®. Examples of such value-added enhancements include pre-sterilization of BrachySeed® implants and delivery of BrachySeed® in pre-loaded needles and cartridges.

        DRAXIMAGE believes that BrachySeed® offers important advantages over its competitors, including:

  •
  a patented design resulting in a nearly spherical dispersion of the radiation field, delivering uniform doses of radiation to the affected area;

  •
  double encapsulation of the radioisotope for additional patient safety;

  •
  less than 2% variation between individual seeds in an order compared to the industry standard of 5 - 7%; and

  •
  excellent visualization by fluoroscopy because of an internal platinum/iridium marker.

        The nearly spherical dispersion of the radiation field provides a more uniform dosimetry to reduce "cold spots," areas within the target organ not reached by the radiation. Such "cold spots" may occur when brachytherapy seeds do not provide symmetrical and spherical fields of radiation. This also permits the implantation of 8 - 10% fewer seeds to achieve the same dosimetry.

        In 2002, DRAXIMAGE became the exclusive Canadian distributor for Mick Radio-Nuclear Instruments, Inc., the leading manufacturer of brachytherapy equipment.

  Non-Radioactive Products

        DRAXIMAGE currently markets the following non-radioactive products.

Product	Indication	Principal Markets
Tc-99m Kits
99mTc-MarcoAggregated Albumin Kit ("MAA")	Diagnosis of lung perfusion	U.S./Canada
99mTc-Diethylene TriaminePentacetic Acid Kit ("DTPA") Stabilized with p-Aminobenzoic Acid	Diagnosis of kidney function, blood pool imaging and lung ventilation function	U.S./Canada
99mTc-Calcium Glucoheptonate Kit	Diagnosis of kidney function	Canada
99mTc-MethyleneDiphosphonic Acid Kit ("MDP") Stabilized with p-Aminobenzoic Acid	Diagnosis of inflammatory and neoplastic bone disease	U.S./Canada
99mTc-Calcium Gluceptate Kit	Diagnosis of kidney function and red blood cell imaging agent	U.S./Canada
Other
Stannous Gluconate	Antibody labeling	U.S.
Sodium Carbonate/Bicarbonate Solution	Antibody labeling	U.S.
Acetic Acid/HCI Solution	Antibody labeling	U.S.
Sterile Empty Vial	Antibody labeling	U.S.
A-C-D Solution Special Formula	Use with [51]Cr-Sodium Chromate	Canada
Intrinsic Factor Capsule	Use with [57]Co-Cyanocobalamin	Canada
Quality Control Kit	Nuclear pharmacy quality control kit	Canada

        DRAXIMAGE's major non-radioactive products are its MDP, DTPA and MAA Tc-99m diagnostic imaging kits. While these products would technically be classified as generic pharmaceutical products, DRAXIMAGE's versions are proprietary and are sold under the DRAXIMAGE trademark or that of its local distributors. All three of these products have a reputation for high quality and enjoy a high degree of acceptance with DRAXIMAGE's customers, in part due to a proprietary formulation that provides additional shelf life following reconstitution compared to competitive products.

        Prior to 2002, DRAXIMAGE outsourced the production of its Tc-99m Kits. Following FDA approval of the Company's own lyophilization production facilities in early 2002, the resulting increased manufacturing capacity provided the opportunity to increase sales volumes of these products in existing markets in the U.S. and Canada and to build new markets in Europe and Asia, territories in which product approvals are either already in place or expected to be granted in the near future.

        In March 2004, DRAXIMAGE received approval from the FDA to produce and market a new formulation of MDP, called MDP-25, a kit for the preparation of Technetium Tc-99m Medronate Injection. The new MDP-25 formulation provides an increased ability to more effectively image the extremities of the skeleton, particularly hands and feet. DRAXIMAGE anticipates that the new MDP-25 diagnostic imaging kit will be available through DRAXIMAGE and its distribution network during the second quarter of 2004.

Products under Development

        DRAXIMAGE has the following products under development:

Product	Status	Indication
Imaging Products
FIBRIMAGE®	Phase III	Deep-vein thrombosis imaging
INFECTON®	Phase II	Infection imaging
AMISCAN™	Phase II	Myocardial infarct imaging
Somatoscan®	Preclinical	Imaging of neuroendocrine tumors, lymphoma, carcinoid and small-cell lung cancer
Therapeutic Products
Somatostatin Therapy	Preclinical	Treatment of neuroendocrine tumors, lymphoma, carcinoid and small-cell lung cancer

  FIBRIMAGE®

        Description—FIBRIMAGE® is a Tc-99m Kit for the imaging of active thrombus in deep-vein thrombosis ("DVT"). In DVT, a blood clot (or thrombus) forms in a vein, normally in the lower leg, thigh or pelvic area. Patients with DVT are at risk of pulmonary embolism, which occurs when a clot associated with DVT breaks free and travels to the lungs, obstructing blood flow. The Council on Thrombosis estimates that in North America, approximately two million people are affected by DVT each year of which approximately 600,000 result in pulmonary embolism.

        Mechanism of Action—FIBRIMAGE® is based on linking Tc-99m to the fibrin binding domain ("FBD") of human fibronectin, a recombinant polypeptide with high binding affinity for active fibrin dimer, the primary component of actively forming venous thrombus. FIBRIMAGE® is thus able to positively image DVT and to distinguish acute (i.e. active) thrombus from chronic (i.e. inactive) thrombus.

        Technology Partner—Recombinant FBD was developed by Bio-Technology General Corp. (a subsidiary of Savient Pharmaceuticals Inc. (SVNT: NASDAQ)) and is licensed to DRAXIMAGE on an exclusive, worldwide basis.

        Regulatory Status—FIBRIMAGE® entered Phase III clinical trials in Canada in early 2000 to assess diagnostic accuracy in symptomatic patients with either an initial or a recurrent episode of DVT. The Phase III studies are designed to address the accuracy, sensitivity, specificity and positive and negative predictive values of FIBRIMAGE® compared to standard diagnostic tests. The progress of Phase III trials for FIBRIMAGE® prior to 2003 had been affected by the lack of availability of clinical trial materials and by the need to revise the chemistry and manufacturing sections of existing filings. Results from the Phase II studies of FIBRIMAGE® were reported at the Society of Nuclear Medicine meeting held in St. Louis in June 2000. Based on the results of the investigators, led by Dr. Raymond Taillefer of the Centre Hospitalier du l'Université du Montréal Hôtel Dieu Campus, observers concluded that FIBRIMAGE® is a new and very promising radiopharmaceutical for the detection of DVT. DRAXIMAGE expects to complete the Phase IIII trials in the first half of 2004 and to submit a new drug application to the FDA in the second half of 2004.

        Competing Modalities—Traditional approaches to the diagnosis of DVT have included Doppler ultrasound and contrast venography.

        Potential Advantages of FIBRIMAGE®—DRAXIMAGE believes that nuclear medicine imaging with FIBRIMAGE® will offer a number of advantages over existing imaging modalities, including:

  •
  the ability to image within two hours post injection;

  •
  the ability to distinguish old, chronic, stabilized (passive) thrombus from new, active (life-threatening) thrombus;

  •
  high degree of sensitivity and specificity; and

  •
  lack of pain, degree of invasiveness and risk of side effects associated with venography.

        FIBRIMAGE® is considered by DRAXIMAGE to be an attractive alternative to Doppler ultrasound in diagnosing DVT in certain areas, such as below the knee and in the pelvis, where ultrasound is less efficacious. DRAXIMAGE believes that the only competitive radiopharmaceutical imaging product on the market at this time is AcuTect, marketed by Berlex Laboratories, Inc. DRAXIMAGE believes that FIBRIMAGE® will compete well against AcuTect because FIBRIMAGE® binds to fibrin dimer, which comprises 75-80% of an actively forming blood clot, whereas AcuTect binds to platelets.

  INFECTON®

        Description—INFECTON®, a complex of Tc-99m and the anti-bacterial agent ciprofloxacin, is a novel agent for the specific imaging of infection. INFECTON® acts by binding directly to infecting organisms and so is highly specific for imaging infection. It is anticipated that INFECTON® will be used to image a number of serious medical conditions, including fever of unknown origin, osteomyelitis (bone infection), wound infection, abdominal abscess, pneumonia, appendicitis, and tuberculosis. Many of these conditions are difficult to diagnose even by invasive means or by surgery.

        Technology Partner—INFECTON® was discovered by Drs. Britton and Solanki at St. Bartholomew's Hospital in London, England. In March 2001, DRAXIMAGE entered into an agreement with BTG International Limited (formerly known as the British Technology Group). The agreement gives DRAXIMAGE exclusive rights to manufacture and sell INFECTON® in the U.S., Canada, South America and Europe. DRAXIMAGE has a sub-license from Bayer AG for this use of their ciprofloxacin.

        Regulatory Status—INFECTON's® proof of principle was established in a clinical trial sponsored by the International Atomic Energy Agency involving a series of 879 patients in several countries outside North America in which INFECTON® displayed excellent results, with a sensitivity of 88.3%, a specificity of 86.5%, and an accuracy of 87.6%. The clinical study showed that the agent achieves up to 96% specificity in detecting bacteria in the lungs, bones and tissues—areas where other diagnostics have failed in the past.

        In January 2003, DRAXIMAGE initiated a Phase I clinical trial of INFECTON®, conducted by Dr. Raymond Taillefer at Hôpital Hotel-Dieu at the Centre Hospitalier du l'Université de Montréal. The study involved 10 healthy subjects in an open-label, single-center, single-dose safety pharmacokinetic and radiation dosimetry study. Whole body images were taken at various intervals after injection of INFECTON® to visualize distribution of the imaging agent throughout the body over time. The Phase I study was completed during the first half of 2003. INFECTON® was found to be safe and well tolerated by the subjects at the administered dosages.

        In July 2003, DRAXIMAGE initiated two Phase II clinical studies of INFECTON® in Canada. The first of the Phase II studies is a single-dose, open-label, multi-center trial involving 30 diabetic patients suffering from clinically confirmed bacterial infections of the foot. The second study will examine and compare the uptake of INFECTON® in patients with either known soft tissue infections or chronic inflammatory conditions. A total of 50 patients with definitive bacterial infections or confirmed chronic aseptic inflammatory conditions are being enrolled in the single-dose, open-label, multi-center trial.

        Competing Diagnostic Modalities—The most specific current procedure for medical imaging of inflammation due to infection involves removing blood from the patient, isolating white blood cells in the patient's blood, radiolabelling the white blood cells with an isotope such as indium-111 or Technetium coupled with a carrier molecule and then injecting the white blood cells back into the patient. These white blood cells localize around the site of the infection and emit radiation which can be detected using a gamma camera. White blood cells are not highly specific and cannot readily distinguish infection from inflammation. Palatin Technologies, Inc. is developing LeuTech®, a Technetium-labeled monoclonal antibody that binds to white blood cells, for diagnosing equivocal appendicitis and for detection of other infections, including osteomyelitis, pulmonary infection, fever of unknown origin, inflammatory bowel disease and post-surgical infection.

        Potential Advantages of INFECTON®—Preliminary investigations suggest the possibility that INFECTON® may be the first radiopharmaceutical capable of distinguishing inflammation from infection.

  AMISCAN™

        Description—AMISCAN™ is a formulation of Technetium glucarate that is being developed as a sensitive indicator of acute myocardial infarct ("AMI" or heart attack). AMI occurs when blood supply to a portion of the heart is reduced or completely cut off due to an obstruction in one of the coronary arteries. As a result, heart muscle is deprived of oxygen (hypoxic insult) and changes from fat metabolism to carbohydrate metabolism, thus causing uptake of Technetium glucarate. Definitive diagnosis of AMI early in the process is often difficult for clinicians. An imaging agent that will localize quickly and specifically in areas of acute necrosis could provide critical diagnostic information. The American Heart Association, in its Heart Disease and Stroke Statistics—2003 Update, noted that in the U.S. in 2000 there were 6,865,000 outpatient department visits and 4,397,000 visits to emergency departments with a primary diagnosis of cardiovascular disease. The prevalence (an estimate of how many people have a disease at a given point) of AMI is 7,600,000, and it is estimated that 20 - 25% of suspected AMI cases are equivocal or difficult to diagnose. Harrison's Principles of Internal Medicine

(13th ed.) notes that 15-20% of patients present to the emergency department with symptoms other than chest pain. Some 6-21% of patients with acute infarct have normal electrocardiograms.

        Mechanism of Action—It has been shown in animal models and independent human trials in Europe that AMISCAN™ is selectively taken up in hypoxic heart tissue. The exact mechanism of intracellular accumulation of the Technetium glucarate and the exact structure of the resulting radiolabelled compound are not known. Subcellular distribution studies in experimental AMI have shown about 75% incorporation of Technetium glucarate in nuclear fractions, the remainder in cytosol and mitochondrial fractions, and about 83% of nuclear-incorporated material is associated with nucleoproteins (histones). The hypothesis has been made that intracellular accumulation is simply associated with disruption of the cell and nuclear membranes (an event occurring soon after irreversible hypoxic insult). This product is, therefore, configured as an infarct-avid radiolabelled agent to permit detection and localization of AMI within a few hours of onset with minimal delay between injection and imaging.

        In 1999, the American Hospital Association (JAMA, Vol. 282, No. 23, 1999) reported that nuclear imaging could help physicians determine whether patients with suspected acute cardiac ischemia have normal cardiac blood flow and may safely be sent home rather than admitted to the hospital.

        Technology Partner—DRAXIMAGE is developing AMISCAN™ in conjunction with MTTI pursuant to a strategic alliance established in June 1998. Under the terms of that alliance it was contemplated that DRAXIMAGE and MTTI would co-market AMISCAN™ in the U.S.

        Regulatory Status—DRAXIMAGE filed an Investigational New Drug Application for AMISCAN™ with both the FDA and the HPFB in May 2000. The Phase I study was conducted by Dr. Raymond Taillefer of the Centre Hospitalier du l'Université du Montréal Hôtel Dieu. In February 2001, DRAXIMAGE received permission from the FDA and the HPFB to initiate a Phase II clinical study for AMISCAN™. The timely conduct of the Phase II trials has been hampered by the lack of availability of clinical trial materials during 2001 and 2002 and slow patient enrollment in 2003. The Phase II study is currently being pursued at leading nuclear medicine centers in Canada and the United States.

        Competing Diagnostic Modalities—The Company is unaware of any currently approved products that would compete directly with AMISCAN's™ mechanism of action. Current heart perfusion agents such as Cardiolite from Bristol-Myers Squibb Company and Myoview from Amersham plc have the ability to distinguish normally perfused tissue from hypoxic tissue but the images are not specifically related to hypoxia, are limited to imaging the absence of perfusion and may require multiple scans.

        Potential Advantages of AMISCAN™—AMISCAN™ is expected to offer distinct advantages in diagnosis of AMI. However, more extensive clinical trials are required to confirm the preliminary results obtained with AMISCAN™.

        Somatoscan®/Somatostatin Therapy

        Description—Somatoscan® and Somatostatin Therapy are radiolabelled somatostatin peptides derived from a synthetic peptide based on MK-678, originally developed by Merck, which shows a high binding affinity for the somatostatin receptors expressed in neuroendocrine tumors, lymphoma and carcinoid and small-cell lung cancer. This peptide is being developed as both a diagnostic imaging agent (Somatoscan®) and therapeutic product (Somatostatin Therapy) and will permit the identification and treatment of primary tumors and the correct diagnosis of metastatic lesions.

        Technology Partner—Somatoscan® and Somatostatin Therapy are based on innovative research by DRAXIMAGE and the University of Pennsylvania, for which DRAXIMAGE has an exclusive world-wide license for development and commercialization.

        Regulatory Status—Preclinical evaluation of Somatoscan® is in progress toward the filing of an application to initiate clinical testing. A pilot study involving over 30 patients using an Iodine-131-MK-678 demonstrated good uptake in all of the target tumor types. DRAXIMAGE's clinical studies will be designed to confirm Somatoscan's® earlier successful results observed with the Iodine-131 formulation. Additional preclinical studies to scale up synthesis of the drug substance and establish a viable formulation of Somatostatin Therapy are currently being conducted at DRAXIMAGE.

        Competing Products—There are two approved somatostatin-based imaging products in the marketplace: OctreoScan® from Tyco International Ltd. and NeoTect from Berlex Laboratories Inc. Both of these molecules offer similar information but OctreoScan® is based on indium-111 and is more expensive than Tc-99m-based NeoTect® and must be delivered in radioactive form. The Company is also aware that development work is also being done on other somatostatin-based cancer therapy products that would compete with Somatostatin Therapy.

        Potential Advantages of Somatoscan®—DRAXIMAGE believes that by enabling the same molecule to be used for both diagnosis and therapy, physicians will have a greater ability to deliver therapeutic quantities of radiation specifically to well-defined targets in the body.

  Other Products

        DRAXIMAGE has conducted preclinical development of atrial natriuretic peptide ("ANP"). ANP is a natural peptide produced in the atrium of the heart and is intended for development as an imaging agent for kidney structure and function. Radiolabelled ANP has demonstrated high binding affinity to receptors in both the lung and kidney. Experimental results in animals have shown that ANP is effective in the detection of kidney dysfunction associated with such diseases as diabetes, essential hypertension and reno-vascular hypertension induced by the stenosis of renal arteries. ANP is based on innovative research by DRAXIMAGE, the Clinical Research Institute of Montréal and the Research Institute of Hôtel Dieu de Montréal, from which DRAXIMAGE has an exclusive worldwide license.

  Paclitaxel

        Description—Paclitaxel is a novel, anti-tumor agent referred to in some scientific and medical literature as "taxol." Paclitaxel is currently marketed under the brand name Taxol by Bristol-Myers Squibb Co. In January 1997, DRAXIS acquired from Mylan the exclusive Canadian marketing rights to the Mylan formulation of paclitaxel. In June 1998, DRAXIS filed with the HPFB a New Drug Submission in Canada for paclitaxel, and the HPFB has completed its review process. Prior to approval, DRAXIS must comply with Canadian Patented Drugs Regulations with respect to generic competition. Mylan is currently assessing the status of patent infringement litigation in Canada regarding paclitaxel, and the Company has agreed to defer launch in Canada until such issues have been clarified.

        DRAXIS and Mylan will share the profits from marketing and selling paclitaxel in Canada according to a formula agreed to between the parties. Mylan has obtained from Phytogen Life Sciences Inc. of Vancouver, British Columbia, the exclusive right to manufacture, market and distribute a formulated dosage form of paclitaxel in Canada, the United States and Mexico, using Phytogen-produced bulk fine chemical paclitaxel.

Manufacturing

  Radioactive Products

        DRAXIMAGE manufactures its radioactive products in a cGMP compliant manufacturing facility supported by a full quality control department licensed by regulatory agencies in Canada and the U.S.

        In 2001, DRAXIMAGE completed the expansion of its radiopharmaceutical production area in anticipation of increasing sales volumes of its radiopharmaceutical line in the U.S. and other markets. This expansion has approximately doubled the size of the original facility to 19,000 square feet.

        Most of the radioisotopes used to produce radiopharmaceuticals are supplied to DRAXIMAGE under a long-term supply agreement primarily, but not exclusively, with MDS Nordion, a subsidiary of MDS Inc. and the world's largest supplier of chemical-grade isotopes for use as medical radioisotopes.

        A key distinguishing characteristic of the radiopharmaceuticals business is the need for a sophisticated logistics system. Radiopharmaceuticals, by their nature, decay continually over time, thereby losing their potency. Therefore, manufacturing and product delivery systems must be well coordinated to ensure that the level of radioactivity present in the product supplied to the physician is correct at the time of administration.

  Lyophilized Products

        DRAXIMAGE's Tc-99m Kits are currently manufactured in the DPI lyophilization facility, which was accepted by the FDA in October 2001. Subsequent manufacturing site transfer approvals for the Tc-99m Kits were received during the period December 2001 to March 2002.

        DPI's initial lyophilizer has the production capacity to approximately double the supply of Tc-99m Kits to DRAXIMAGE as compared to the previous outsourced manufacturer. A second lyophilizer was delivered to DPI in mid-2003, and its installation and validation will allow for commercial production in the second half of 2004.

  Regulatory

        In May 2000, DRAXIMAGE received Canadian regulatory approval to market its Iodine-125 BrachySeed® for treating prostate cancer, and in August 2000, it received FDA approval to market the implant in the U.S.

        In September and October 2000, DRAXIMAGE was approved by respectively the U.S. Nuclear Regulatory Commission and the Canadian Nuclear Safety Commission with respect to its BrachySeed® implant.

        During the period June to July 2001, DRAXIMAGE received FDA and Health Canada regulatory approval for its Palladium-103 BrachySeed®.

        In the period December 2001 through March 2002, DRAXIMAGE was approved by the FDA to transfer production of its line of lyophilized medical imaging products in-house to the DPI lyophilization production facility.

        In January 2003, DRAXIMAGE received FDA approval to produce and market a new radiotherapeutic kit product for the preparation of Sodium Iodide I-131 Capsules and Oral Solution.

        In December 2003, DRAXIMAGE obtained certification under ISO 9001: 1994, including ISO 13485: 1996, an international standard for medical device manufacturers.

        In March 2004, DRAXIMAGE received FDA approval to produce and market a new formulation of MDP called MDP-25, a diagnostic product for preparing a skeletal imaging agent.

Sales and Marketing

        At the present time, DRAXIMAGE's products are marketed primarily in the U.S. and Canada. As many of the products marketed by DRAXIMAGE have the potential for global approvals, it is expected that non-North American based revenues will gain greater prominence in the future. The most active growth areas are expected to be Europe and South America. In January 2003, DRAXIMAGE entered into a marketing and distribution agreement with Netherlands-based IDB Benelux Inc. for the Benelux countries.

  United States

        DRAXIMAGE sells Tc-99m Kits in the U.S. to several customers and distributors including Cardinal Health, Inc., which operates the largest chain of radiopharmacies (170 U.S. outlets servicing approximately 50% of the market), Tyco Healthcare division of Tyco International Ltd., Amersham Health business of Amersham plc, CIS bio international (a subsidiary of Schering AG) and United Pharmacy Partners Inc.

        Tc-99m Kits sold in the U.S. are marketed under the DRAXIMAGE trademark with the exception of selected Tc-99m Kits sold through Amersham Health and CIS bio international, which carry the distributor's trade name.

        From December 2000 until January 2003, BrachySeed® was distributed in the U.S. on an exclusive basis by Cytogen. In January 2003, DRAXIMAGE notified Cytogen that it was exercising its rights, under its license and supply agreements with Cytogen, to terminate Cytogen's exclusivity with regard to the marketing and distribution of BrachySeed® implants in the United States as a result of Cytogen's continued failure to meet the minimum annual sales requirements set out in the agreements. Cytogen subsequently unilaterally terminated each of the license and distribution and supply agreements with DRAXIMAGE.

        In April 2003, DRAXIMAGE and Cytogen reached agreement to end the license and distribution and supply agreements and to co-ordinate efforts for an orderly transition of the U.S. brachytherapy business.

  Canada

        In Canada, DRAXIMAGE currently markets most of its products directly to end-users through a co-operative agreement with Bristol-Myers, pursuant to which the two companies' sales forces promote the two companies' non-competitive product lines. This arrangement allows for enhanced coverage of the Canadian market while reducing administrative and shipping costs. In July 2003, DRAXIMAGE renewed and expanded its distribution agreement with Bristol Myers in Canada for another five years.

        DRAXIMAGE markets BrachySeed® in Canada directly to hospitals and healthcare buying groups through its own sales force and marketing resources.

        For many years, DRAXIMAGE has been the primary Canadian supplier of Iodine-131 and Iodine-125 labeled radiopharmaceuticals, including solutions and capsules used primarily for the diagnosis and treatment of thyroid gland disorders and the diagnosis of kidney and lung dysfunction.

  Europe

        The radiopharmaceutical market in Europe is characterized by strong regional fragmentation, which gives the leading market share to the individual manufacturer located in each of the major countries (i.e. Amersham Health in the UK, Tyco Healthcare in Holland and CIS bio in France). DRAXIMAGE's marketing activities in Europe are at their earliest stages pending regulatory approvals in this jurisdiction. Several products are moving through the European regulatory approval process in advance of increased marketing initiatives, expected to begin in 2004. One distribution agreement for the Benelux countries, with the Netherlands-based IDB Benelux Inc., has been concluded, and others are being sought.

Research and Development

        DRAXIMAGE conducts both basic research on its own products and development work on in-licensed products and technology developed by other firms, predominantly in the biotechnology field. DRAXIMAGE applies its chelating expertise and technologies to link these compounds with radioisotopes to create innovative diagnostic and therapeutic radiopharmaceuticals.

        In October 2003, DRAXIMAGE received a U.S. patent for a new family of chelating compounds that have significant potential for the development of imaging and radiotherapeutic agents to diagnose and treat diseases, including cancerous tumors or metastases. The new family of chelating compounds will permit the discovery of diagnostic imaging agents to visualize important biological receptors or receptor-positive tumors when combined with gamma-emitting radioisotopes. The compounds are also potentially useful as therapeutic radiopharmaceuticals for the in-vivo treatment of tumors and metastases.

        DRAXIMAGE also provides labeling technology for other companies for use with monoclonal antibodies and peptides. The Company is also working on the development of novel therapeutic uses of radioactivity.

        DRAXIMAGE personnel have extensive experience developing and optimizing formulations applicable to the lyophilization manufacturing processes used in the production of cold Tc-99m Kit products.

Employees

        As at December 31, 2003, DRAXIMAGE had 81 employees, broken down as follows: general management and administration 7; marketing, selling and customer service 13; quality operations 15; manufacturing 30; and research and development 16.

Patents

        Most of DRAXIMAGE's products are covered by patents held by DRAXIMAGE or licensed from third parties. DRAXIMAGE has numerous patents issued and allowed and patent applications pending in the United States, Canada, Europe and other selected locations. For example, DRAXIMAGE has various U.S. issued patents related to chelates for radiopharmaceutical applications and process patents for the preparation of certain radiopharmaceuticals. In addition, DRAXIMAGE has licensed from licensors certain U.S. patents covering its pipeline products and products already in the U.S. market, such as BrachySeed®.

        DRAXIMAGE also relies on trade secrets, know-how and other proprietary information to protect its current products and technologies. To protect DRAXIMAGE's rights in these areas, it requires all licensors, licensees and significant employees to enter into confidentiality agreements. There can be no assurance, however, that these agreements will provide meaningful protection to DRAXIMAGE's patents, trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such patents, trade secrets, know-how or other proprietary information.

Contract Manufacturing (DRAXIS Pharma Inc.)

        DPI is a contract pharmaceutical manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000-square-foot facility located in Montreal, Canada, DPI manufactures pharmaceutical products for DRAXIMAGE, as well as for over 20 other pharmaceutical clients in many international jurisdictions.

        Key business development transactions involving DPI have included:

  •
  May 1998—$11.1 million acquisition of DPI's pharmaceutical manufacturing facility.

  •
  February 2000—sale of 34.1% equity interest to SGF and DPI senior management for net proceeds of $5.4 million.

  •
  March 2000—signing of a five-year manufacturing supply agreement with Warner Lambert Consumer Healthcare, Division of Pfizer Canada Inc.

  •
  December 2001—signing of a long-term manufacturing and supply agreement for the renewal and expansion of DPI's existing contract manufacturing relationship with GSK.

  •
  March 2003—initiation of production under a manufacturing and supply agreement with Bone Care International, Inc. ("Bone Care") for Hectorol® Injection.

  •
  April 2004—acquisition by the Company of SGF's 32.7% interest in DPI and repayment of $3.1 million (CDN$4.2 million) in debt owed by DPI to SGF and $1.7 million (CDN$2.3 million) in debt owed by DPI to Investissement Québec.

        In April 2002, the Company announced a three-year, $12 million capital plan at DPI, including a tripling of the Company's existing lyophilization capacity. The capital plan also includes new sterile manufacturing capabilities to support recently announced contracts, improvements to production line efficiency, improvements to infrastructure, new raw material handling facilities and supporting systems to maintain the DPI facility at the forefront of regulatory compliance. DPI's three-year, $12 million capital plan was initially financed through loans and equity investment from DPI's shareholders, loans from Investissement Québec and internally generated funds. The equity was repurchased and the loans were repaid in April 2004 from the proceeds of the Company's public offering.

        Since DRAXIS acquired DPI, DPI's revenues have risen from $6.1 million for the eight-month period ended December 31, 1998 to $27.0 million for the year ended December 31, 2003.

        DPI's business goal is to become a leading supplier of high-value-added, high-margin contract manufacturing services. Key components of DPI's strategy to achieve this goal include:

  •
  obtaining and maintaining all required regulatory approvals for DPI's manufacturing facility;

  •
  securing additional manufacturing contracts with existing and new customers;

  •
  focusing on DPI's distinctive capabilities in sterile and lyophilized product manufacturing;

  •
  providing manufacturing and related services to DRAXIS' other businesses; and

  •
  focusing on operational excellence, including regulatory compliance, cost-effectiveness and customer service.

Overview of Pharmaceutical Contract Manufacturing

        The value of the manufacturing portion of the $400 billion global pharmaceutical market was estimated by CIBC World Markets in 2001 to be $50 billion, with approximately $13 billion outsourced.

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

  •
  leveraging external expertise—third-party contractors provide a logical route to specialist services and access to updated technologies; and

  •
  pharmaceutical industry consolidation—continuing mergers will likely force rationalization of manufacturing capacity.

        The Company believes that there is currently a significant global shortage of sterile lyophilization capacity and that this sector offers significantly higher margin growth potential for DPI due to its technical complexity and its increasing demand as a favored dosage form for biotechnology products in particular.

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

Competition

        DPI competes with pharmaceutical companies that have in-house manufacturing capabilities as well as with third-party contract manufacturers, including Abbott Laboratories, Boehringer Ingelheim, Cardinal Health, Inc., DPT Laboratories, Haupt Pharma AG, Patheon Inc. and DSM Pharmaceuticals, Inc.

Manufacturing Capabilities

        DPI is a customer-driven pharmaceutical contract manufacturing company that is positioned to manufacture a variety of dosage forms. DPI is one of a few existing full-scale pharmaceutical contract manufacturing facilities in Canada that has FDA-approved sterile manufacturing and sterile lyophilization capabilities.

        Plant operations are organized into four manufacturing areas, supported by packaging and warehousing and distribution functions.

  Sterile Lyophilization

        Lyophilization is the preferred dosage form for a broad range of sterile products that are unstable in liquid form. Lyophilization is a complex process of freeze-drying in which a liquid solution is frozen under vacuum and all water is removed, leaving behind a stable, dry, sterile powder that has a relatively long shelf life and is easily reconstituted into a liquid form prior to use. Products delivered in a lyophilized dosage form include injectable pharmaceuticals, vaccines, biotechnology proteins or peptides and diagnostic products.

        DPI's existing sterile manufacturing capabilities were enhanced by the addition of sterile lyophilization, which became fully operational and approved by the FDA in the latter half of 2001. This fully automated line includes a vial washer, a depyrogenation tunnel, an in-line filling machine, robot loaders and unloaders, the freeze-drier unit and a capper. This first freeze-drier has a capacity based on 11 square meters (120 square feet) of shelf space, while the planned second unit, at 24 square meters of shelf space capacity, will essentially triple overall capacity once it is operational.

        In 2002, the Company announced a three-year, $12 million capital plan for DPI, including the tripling of DPI's existing lyophilization capacity, new sterile manufacturing capabilities to support recently announced contracts, improvements to production line efficiency, improvements to infrastructure, new raw material handling facilities and supporting systems to maintain DPI at the forefront of regulatory compliance.

        The second lyophilizer, with 24 square meters (254 square feet) of freeze-drying shelf space, will be incorporated into DPI's existing lyophilization facility. The specialized facility was originally designed to readily accommodate this second lyophilizer at a cost significantly less than that of the initial installation with minimal disruption to ongoing production. The two units, both of which are supplied by BOC Edwards, will provide total annual capacity equivalent to five to six million 10 mL-vials of lyophilized product.

        The second lyophilizer was designed and built over a 15-month period and delivered in August 2003. Installation and validation progressed through 2003 and will continue to progress into 2004. The lyophilizer, together with two additional autoclaves, is expected to begin commercial production in the second half of 2004, although revenue generation will not be significant until 2005.

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

        Computerized systems are utilized for both topical and automated ointment lines in order to optimize process control. Both of these lines are closed-loop systems to ensure sterile integrity. The sterile ointment system utilizes a patented automated system to place tubes on the fillers, thereby minimizing human intervention.

        The processes that are incorporated in the operation include aseptic manufacturing and filling; terminal sterilization, clean in place ("CIP"), and sterilize in place ("SIP"). The dosage forms/product types manufactured include solutions in ampoules and vials, suspensions and solutions in drop dose form and ointments in tubes. The department currently has the capacity to fill vials ranging in size from 5 ml to 30 ml, ampoules ranging in size from 1 ml to 10 ml, and 3.5 g tubes.

  Ointments, Creams and Liquids

        The 16,000-square-foot Ointments, Creams and Liquids ("OCL") Department offers substantial flexibility in production scale. Production of ointments and creams utilizes a gravity-fed system and incorporates segregated wash areas and clean storage areas for equipment.

        Batch capability in the OCL Department varies from 200 to 18,000 liters and incorporates four dedicated packaging lines. Interconnecting tanks can be utilized where required, thereby providing production flexibility. Fully automatic validated CIP systems ensure the purity of each customer's product. Product is pumped to two of the packaging lines and gravity fed to the other two lines. Dosage forms/product types manufactured include creams, ointments, lotions, syrups, shampoos, gels and suspensions.

  Solid Dosage

        The Solid Dosage Department covers approximately 10,300 square feet of space and is comprised of two suites for granulating powders prior to compression plus four isolated compression suites in which the powders are pressed into tablets and caplets of various forms and sizes. The first granulation suite is designed for large-batch blending, granulating and drying, while the second granulation suite is equipped with smaller scale equipment that can be used for small production or pilot batches.

        Each granulation and compression suite has its own testing equipment and cleaning area. The rooms are isolated and have purpose-built airflow systems to contain powder.

        Dosage forms and product types manufactured in this department include tablets in bottles and blisters, caplets in bottles and blisters, and powders.

  Packaging

        The Packaging Department covers approximately 51,000 square feet and incorporates an open space with movable separations that provide flexibility in the packaging area featuring several packaging lines. Segregated zones are defined for de-boxing, filling and secondary packaging. Bar coding ensures complete control of all packaging components.

        Within the department there are packaging lines for ointments and creams, lines for tablets (bottles and blisters) and a sterile product automatic inspection and packaging line. One packaging area is dedicated to small-quantity tablet filling. The inspection of finished sterile products in glass ampoules includes automated inspection by a leak pinhole detector. An automatic inspection machine has been validated to detect particles in sterile products packaged in vials and ampoules. These products may also be inspected manually.

        Several packaging types can be accommodated, including jars, bottles (glass and plastic), blisters, vials and ampoules. The department handles a wide variety of product types, including caplets, tablets, creams, ointments and liquids.

Regulatory

        Manufacturing operations at DPI, from receipt of raw material and packaging ingredients, through compounding, dosage form processing, filling, labeling and packaging, to final product release by quality control, are all conducted in accordance with cGMP requirements and other appropriate international regulatory standards. Regular inspections of facilities, production processes, and control and validation systems, as well as employee training programs, are conducted by the Company, by U.S., Canadian and international governmental regulatory agencies and by customer inspection teams throughout the year. The Company maintains a distinct internal team to provide effective liaison with various external inspection groups.

        DPI achieved a consistent record of regulatory approvals during 2002 and 2003 as tangible evidence of its commitment to regulatory compliance and quality operations.

  •
  In October 2001, subsequent to an inspection in mid-2001, the DPI facility was accepted by the FDA to manufacture sterile lyophilized and sterile liquid injectable products.

  •
  In March 2002, DPI received approval from the FDA to transfer the production of previously outsourced DRAXIMAGE sterile lyophilized products to DPI.

  •
  In the second quarter of 2002, U.S. regulatory approval was received for the manufacturing site transfer of an established GSK sterile injectable product destined for the U.S. market.

  •
  In October 2002, DPI was approved by the FDA to manufacture solid dosage form products, such as capsules and tablets, for the U.S. market.

  •
  In January 2003, DPI received approval from the U.K. Medicines Control Agency to manufacture several products destined for the U.K. and major European markets, including products being transferred to DPI from GSK.

  •
  In March 2003, DPI was accepted by the FDA as an additional manufacturing site for Hectorol® Injection (doxercalciferol) under a CBE-30 supplemental application submitted by Bone Care.

        All regulatory, quality control and quality assurance activities at DPI are under the direction of a director of quality who reports directly to the president of DPI.

Warehousing and Distribution

        The warehousing and distribution facilities of the DPI plant allow additional manufacturing flexibility and efficiency. A five-tier pallet-racking warehouse has a full height of 29 feet, covers approximately 48,900 square feet of space and has six shipping and receiving docks. The warehouse has separately locked areas, including refrigeration units to control sensitive raw materials and finished goods.

        In November 2002, DPI commissioned its new raw material storage and dispensing area, which improved cGMP compliance and provided an improved environment for the handling and accurate dispensing of raw materials. This installation improves the flow of material and personnel and is equipped with a new ventilation system and state-of-the-art dust containment technology. This project, which is part of DPI's three-year capital plan, was completed both on time and within original cost estimates.

Customers

  Third-Party Contract Manufacturing

        DPI manufactures prescription and non-prescription pharmaceutical products for more than 20 pharmaceutical companies (excluding the Company) pursuant to manufacturing supply contracts. Currently, DPI's three major customers are Warner-Lambert Consumer Healthcare, Division of Pfizer Canada Inc., Bone Care and GSK.

        In March 2000, DPI entered into a five-year manufacturing and supply agreement with Warner-Lambert Consumer Healthcare, Division of Pfizer Canada Inc. covering several non-prescription products for the Canadian market, including Polysporin®, Sudafed®, Actifed® and Zincofax®. Manufacturing of these products commenced in early 2000.

        In December 2001, DPI finalized supply and related agreements with GSK for the renewal and expansion of an existing contract manufacturing relationship between the companies. The products being transferred to DPI are all established, sterile products currently marketed by GSK in multiple international markets. In 2002, an additional, established sterile injectable product was added under this contract and commercial production of this product commenced in the second quarter of 2002. During 2002, site transfer and related activities associated with the other GSK products continued and production started in the second quarter of 2003 and ramped up through 2003 and 2004 with full production expected by the end of 2004.

        In the second quarter of 2002, DPI was designated by Axcan Pharma Inc. as a commercial manufacturing site for its lyophilized biological product, Photofrin® photodynamic therapy, used to selectively palliate, cure or prevent various forms of tumorous cancers.

        In 2002, DPI was named by Bone Care as an additional manufacturing site for Hectorol® Injection, and commercial shipments of the sterile injectable product commenced in March 2003. Production of Hectorol® Injection increased substantially throughout 2003.

  Inter-Company

        Commencing in early 2002, DPI became the FDA-approved manufacturing site for DRAXIMAGE's lyophilized Tc-99m Kits. In addition, DPI has been qualified as the manufacturing site for Anipryl® tablets.

Employees

        As at December 31, 2003, DPI had 284 employees, consisting of: 40 managerial employees, 36 clerical employees, 48 quality operations employees and 160 unionized hourly employees. The unionized hourly employees are represented by the United Food and Commercial Workers International Union, Local 291P. A new five-year collective agreement between DPI and the union concluded in February 2004, running from May 1, 2003 to April 30, 2008. DPI has no significant unresolved issues with the union.

Former Equity Partners

        From February 2000 to April 2004, SGF and senior management of DPI held a non-controlling equity interest in DPI. In 2002 and 2003, DPI repurchased and cancelled shares held by a former DPI employee and members of DPI's management team in exchange for cash and settlement of existing loans. In April 2004, the Company acquired from SGF its 32.7% interest in DPI and also repaid $3.1 million (CDN$4.2 million) in debt owed by DPI to SGF.

Other Collaboration Agreements

        The Company has continuing financial interests associated with its collaboration agreements with Pfizer with respect to Anipryl®, with GlaxoSmithKline Consumer Healthcare with respect to the SpectroPharm® line of products and with Shire with regard to Canadian sales of products divested in 2003.

  Anipryl®

        Beginning in 1990, the Company expanded on its knowledge and experience with selegiline by initiating directly on its own behalf, as well as through contract research arrangements, studies designed to investigate the potential of selegiline for companion animal use. This initiative ultimately resulted in the formation of its subsidiary DAHI, through which the Company developed and commercialized a companion animal health product, Anipryl®.

        Anipryl® is a selegiline product developed for use in veterinary prescriptive applications, particularly in dogs. The two indications for which Anipryl® is currently approved are canine Cushing's disease and canine cognitive dysfunction syndrome ("CDS").

        Cushing's syndrome refers to increased blood cortisol and the presence of one or more typical clinical signs, such as change in appetite, obesity, frequent urination, abdominal distension, loss of hair, lethargy and other behavioral changes. Canine Cushing's disease is the form of the disorder that is due to primary hyperfunction of the pituitary gland. Approximately 15,000 cases of canine Cushing's disease are diagnosed each year in Canada and 150,000 in the United States.

        CDS, sometimes known as "Old Dog Syndrome," refers to the onset in elderly dogs of behavioral problems unrelated to a generalized medical condition such as neoplasia, infection, or organ failure. Typical signs of this disorder can include confusion, disorientation, decreased activity, changes in sleep/wake cycles, loss of house training and loss of interest in or ability to interact with its owner and environment. Approximately 150,000 older dogs in Canada and 1.5 million older dogs in the United States are diagnosed with CDS each year.

        From March 1991 to November 1996, DAHI's common shares were publicly traded on NASDAQ. In November 1996, the Company took DAHI private in a mandatory share exchange transaction.

        In December 1997, the Company entered into an alliance with Pfizer whereby Pfizer was granted a perpetual exclusive license to market, sell and distribute Anipryl® in exchange for non-refundable fees, royalties based on the worldwide sales of Anipryl®, a manufacturing and supply agreement and a research collaboration.

        In December 1999, the Company and Pfizer amended the terms of the alliance (the "First Amendment") whereby $9.0 million of potential additional non-refundable fees were eliminated in exchange for the Company receiving additional regulatory support for a potential new indication and additional manufacturing data. These potential additional non-refundable fees would have become payable if Pfizer had exercised its rights to acquire product registrations following regulatory approval of Anipryl® in designated European countries.

        In April 2001, the Company received a payment of $1.5 million with respect to minimum royalty entitlements for the first three-year period ended December 31, 2000.

        In December 2001, the Company and Pfizer further amended the term of the alliance (the "Second Amendment") whereby the Company received a payment of $3.1 million with respect to minimum royalty entitlements for the second and third three-year periods ended December 31, 2001 and 2002 and modifications to future royalty entitlements. The Second Amendment also resulted in all rights to Anipryl® outside of North America reverting back to the Company, forfeiture of any additional minimum royalty entitlements and the termination of any future collaborative research on new indications or formulations for Anipryl®.

        Up to December 31, 2003, the Company received a total of $28.1 million in non-refundable fees and $13.9 million in royalties and royalty-related payments.

        Under the amended arrangement, the Company will not be entitled to receive any additional non-refundable fees but will continue to earn royalties on Pfizer's sales of Anipryl® in the United States and Canada. The $28.1 million of non-refundable fees already received from Pfizer have been deferred and are being recognized as revenue on a straight-line basis over the period to December 31, 2006 in conformity with Staff Accounting Bulletin No. 101 published by the U.S. Securities and Exchange Commission.

        The Company currently does not intend to pursue any additional or expanded indications for Anipryl®.

        Anipryl® is currently approved for sale in the following jurisdictions:

        Canada—the Canadian Bureau of Veterinary Affairs ("BVA") approved Anipryl® for the control of clinical signs associated with canine Cushing's disease and CDS in October 1995 and February 1997, respectively;

        United States—the FDA granted regulatory approval to market and sell Anipryl® in the United States for the treatment of canine Cushing's disease and CDS in June 1997 and September 1997, respectively;

        Australia—in December 1998, the National Registration Authority granted regulatory approval to market and sell Anipryl® in Australia for the control of clinical signs associated with canine Cushing's disease and CDS;

        New Zealand—In May 2000, the New Zealand Animal Remedies Board granted regulatory approval to market and sell Anipryl® in New Zealand for the control of clinical signs associated with canine Cushing's disease and CDS; and

        Brazil—in October 2000, the Brazilian Ministerio da Agricultura e de Abastecimento granted regulatory approval to market and sell Anipryl® in Brazil for the control of clinical signs associated with canine Cushing's disease and CDS.

        In 1997, DAHI filed in Europe for regulatory approval of Anipryl® by the decentralized procedure. This procedure allows DAHI to file the Anipryl® submission in a country of its choice, and to designate five additional member states of the European Union as the countries that will review and approve the regulatory submissions. DAHI chose the United Kingdom as the country in which to file the initial Anipryl® applications. In July 2003, DAHI received authorization from the VMD to market Anipryl® Tablets for Dogs in the United Kingdom. The UK submission is currently being reformatted in order to be suitable for submission to other European Union member states. The VMD will act as DAHI's advocate in this procedure.

        DRAXIS may continue to seek veterinary regulatory approvals for Anipryl® in other jurisdictions, as appropriate.

Sales and Marketing

        Under the terms of the amended arrangement, Pfizer will continue to market and sell Anipryl® in the United States and Canada.

        In July 2003 DRAXIS granted Ceva Santé Animale S.A. an exclusive license for Europe for the marketing and distribution of Anipryl®.

        DRAXIS continues to seek Anipryl® marketing partnerships for additional countries outside North America.

Manufacturing

        DAHI's primary supplier of selegiline for the production of Anipryl® is Chinoin, and DAHI purchases its supply of selegiline under a supply agreement with Chinoin dated October 1, 1990, as amended (the "Chinoin Supply Agreement"). In 1995, DAHI developed the data required to qualify an alternative source of supply for selegiline, and the BVA and the FDA have accepted the data.

        Under its supply agreement with Pfizer, DAHI is entitled to designate a third-party supplier or to manufacture Anipryl® itself in a qualified facility.

        Until recently, Anipryl® was produced by a third-party contract manufacturer. During 2000, Pfizer qualified one of its own facilities to manufacture Anipryl® for the North American marketplace.

        The Company intends to qualify DPI to manufacture Anipryl® upon receipt of regulatory approval to transfer the manufacturing site to DPI. The application for the site transfer has been submitted to the FDA, and the transfer is expected to be completed during 2004.

Competition

        The animal health marketplace is generally served by veterinary, agricultural or animal health divisions of large international pharmaceutical and chemical companies that are involved in research and development activities. Products resulting from their activities may, in the future, compete directly with Anipryl®.

        The Company is not aware of any other HPFB, BVA or FDA approved product available at this time that competes directly with Anipryl®. In the United States, the 1988 generic animal drug law offers marketing protection from veterinary generic applicants in the United States for a period of five years. This period ended in 2002, in the case of Anipryl®. However, that law does not prevent other companies from repeating the full clinical New Drug Application process to seek FDA approval for a bio-equivalent product, nor does it prohibit human generic versions of Anipryl® from being sold to veterinarians. Any such competitor, including sellers of a human or veterinary generic selegiline, would be subject to DAHI's U.S. and international patent rights.

        No significant competition for Anipryl® from products approved for veterinary or human use has been experienced to date in Canada or the United States. However, there are two other treatments available that have not been approved in Canada or the United States to treat canine Cushing's disease, but which may be used off-label for canine Cushing's disease: Lysodren (mitotane) by Bristol-Myers Squibb Co., which was approved for use in the treatment of human inoperable cancer of the adrenal gland, and Nizoral (ketoconazole) by Johnson & Johnson Inc. These competitive treatments work by selectively killing the outer layer of the adrenal gland, thereby limiting production of corticosteroid. Notwithstanding such off-label uses, the human generic version of Eldepryl® is not approved for the treatment of canine Cushing's disease or CDS in Canada, the United States or elsewhere. The dosage required for dogs suffering from canine Cushing's disease and CDS, in most cases, is much higher than the human 5mg dose for selegiline. Veterinarians will have an incentive to prescribe the product actually approved for veterinary use that can be dispensed from their offices. Lastly, patents for the use of Anipryl® for the treatment of dogs with conditions including canine Cushing's disease and CDS have now issued in Canada, the United States and other jurisdictions. DAHI is positioned to enforce its proprietary patent rights and defend itself against infringement by other parties.

Patents

        In September 1992, the United States Patent and Trademark Office issued a patent to DAHI entitled "Use of l-deprenyl for Retention of Specific Physiological Function." The patent claims specific uses of l-deprenyl for use in treating dogs and covers currently sold products. Similar patents have also issued to DAHI in many foreign jurisdictions, including Australia, Canada, Hong Kong, New Zealand, Venezuela and Europe. Six additional U.S. patents have also issued to DAHI. These patents cover various veterinary pharmaceutical uses of l-deprenyl such as treatment of Cushing's Disease, weight loss, treatment of immune system dysfunction, extension of life expectancy of dogs, and treatment of hearing loss. Many of these six patents were also filed in foreign countries that have major companion animal markets.

        The European CDS patent was subject to an opposition procedure initiated by Ceva. Ceva holds patents in the United States, Canada and Europe relating to the use of selegiline for treating behavioral disorders with change of mood in dogs and cats. Ceva's European patent was subject to an opposition procedure by DAHI. In July 2003, DRAXIS and Ceva agreed to discontinue the opposition proceedings between them before the EPO. DRAXIS also granted Ceva an exclusive license for Europe for the marketing and distribution of Anipryl® or the use of Anipryl® claims. In return, Ceva agreed to pay DAHI a percentage royalty on European sales of Anipryl® and/or the use of Anipryl® claims, in addition to nominal milestone payments upon the regulatory approval of Anipryl® in the UK and in subsequent additional jurisdictions within the European Community.

  SpectroPharm® Product Line

        In May 2000, the Company entered into an arrangement with Block Drug Company (Canada) Limited, now part of GlaxoSmithKline Consumer Healthcare, with respect to the SpectroPharm® line of non-prescription dermatology products, which included the sale of product rights by the Company in exchange for a non-refundable fee, the acquisition of inventory on hand, a supply agreement and a technical services arrangement. The $9 million received by the Company with respect to the SpectroPharm® product rights has been deferred and is being recognized as revenue on a straight-line basis over the period to January 31, 2005.

Discontinued Operations (DRAXIS Pharmaceutica)

        In July 2003, DRAXIS completed the divestiture of its Canadian pharmaceutical sales and marketing division, DRAXIS Pharmaceutica, with the sale to Shire of substantially all remaining products of the division, including the Canadian product rights for Alertec®, Diastat®, Hectorol®, Permax® and Zanaflex®. Shire agreed to pay DRAXIS through a combination of cash and contingent milestone payments plus royalties on future product sales. DRAXIS has received $9.6 million in cash from Shire and could receive up to an additional $2.9 million in market-driven contingent milestones over the next several years. In addition, Shire assumed responsibility for the financial provisions of the license agreement related to Permax®. This transaction is in addition to the $6.5 million received by DRAXIS in March 2003 from affiliates of Elan Corporation for the return of Canadian rights for several of Elan's neurology products that had not achieved regulatory approval in Canada.

Government Regulation

        The Company's business is governed by a variety of industry-specific statutes and regulations in Canada, the United States and other countries.

Drug Approval Process

  Human Pharmaceuticals

        In Canada, pharmaceutical research, development and marketing activities are regulated by the Food and Drugs Act (Canada) and the rules and regulations made under that Act. The Food and Drugs Act (Canada) is administered by the Therapeutic Products Directorate of the HPFB, which regulates the use and sale of diagnostic and therapeutic products in Canada. Regulations imposed by federal and local authorities in the United States, where regulation is carried out by the FDA, also significantly regulate the Company's activities.

        In Canada, clinical trials of new pharmaceutical products involve three phases, conducted under what is known as Investigational New Drug Submissions. In Phase I, the product's safety is assessed during clinical trials involving healthy volunteers. In Phase II, the product's efficacy, dosage and safety are tested on a small number of patients with known disease. In Phase III, controlled clinical trials are conducted in which the product is administered to a larger number of patients with known disease, and further information relating to safety and efficacy is gathered. Further, in Phase III, the effectiveness of the product is, in certain cases, compared to that of accepted methods of treatment. If clinical studies establish that the product has value, an applicant files a New Drug Submission with the Therapeutic Products Directorate of the HPFB to obtain marketing approval for the product. The New Drug Submission includes a comprehensive summary and analysis of the results of the clinical trials, information relating to proposed labeling and packaging materials, and data relating to the proposed manufacturing and quality control procedures. If the New Drug Submission is found to be satisfactory, the HPFB issues a Drug Identification Number and a Notice of Compliance permitting sale of the new product in Canada.

        In the United States, new drugs require FDA approval of a marketing application (i.e., a New Drug Application or a Product License Application) prior to commercial sale. To obtain marketing approval, data from adequate and well-controlled clinical investigations, demonstrating to the FDA's satisfaction a new drug's safety and effectiveness for its intended use, are required. Such data is generated in studies conducted under an Investigational New Drug Application. Clinical studies are characterized as Phase I, Phase II and Phase III trials. In a marketing application, the applicant must also demonstrate the identity, potency, quality and purity of the active ingredients of the product involved and the stability of these ingredients. Further, the manufacturing facilities, equipment, processes and quality controls for the new drug must comply with prescribed cGMP for drugs or biologic products, both in a pre-licensing inspection and in subsequent periodic inspections after licensing. Failure to demonstrate that a drug can be commercially manufactured in accordance with strict regulatory guidelines will preclude approval of the drug. Regulatory approvals must be received before moving the production of a product to a new manufacturing site, and such approvals may cause delays in the production, supply and marketing of a product.

        The process of completing clinical trials and obtaining regulatory approvals for a new drug will, in general, take a number of years and may require the expenditure of substantial resources. Once a New Drug Application/New Drug Submission or Product License Application is submitted, there can be no assurance that the HPFB or FDA will review and approve the application in a timely manner. In certain limited circumstances, the HPFB will permit a New Drug Submission to be subject to a priority review. The HPFB's Priority Review Process allows for a faster review to make available promising drug products for life-threatening or severely debilitating conditions for which there are few effective therapies available on the market. Even after initial approval has been obtained, further studies, including post-marketing studies, may be required to provide additional data on safety necessary to gain approval for the use of the product as a treatment for clinical indications other than those for which the product was initially tested. The HPFB and FDA may also require post-marketing surveillance programs to monitor a product's side effects. Results of post-marketing programs may limit or expand the further marketing of products. A serious safety or effectiveness problem involving an approved new drug may result in HPFB or FDA action requiring withdrawal of the product from the market and possible civil action.

        The Special Access Program of the Therapeutic Products Directorate of HPFB is responsible for authorizing the sale of pharmaceutical, biologic and radiopharmaceutical products that are not yet approved in Canada to treat patients in emergencies who have a serious or life-threatening illness when conventional therapies have failed or are unsuitable.

        Medical devices such as DRAXIMAGE's BrachySeed® do not require the detailed approval process for therapeutic drugs. If the device is "substantially equivalent" to one currently marketed, as is the case with BrachySeed®, then the approval period can be as short as 90 days, since no clinical trials are required. In the United States this process is called a 510-K approval.

        Outside of Canada and the United States, the regulatory approval process for the manufacture and sale of pharmaceuticals varies from country to country, and the time required may be longer or shorter than that required for HPFB or FDA approval. To the extent it chooses to explore foreign markets, the Company may rely on foreign licensees to obtain regulatory approval for marketing its products in foreign countries.

  Veterinary Pharmaceuticals

        The drug approval process for veterinary pharmaceuticals is similar to the process for obtaining approvals for human pharmaceuticals. To receive regulatory approval, a new animal drug must successfully complete a number of development phases. The phases include establishing safety and efficacy in target species as well as the establishment of manufacturing procedures and final product labeling. The final phase of this process includes controlled clinical trials in which the drug is administered to a large number of animals, and further information relating to safety and efficacy is gathered. Following the clinical trials, the drug sponsor submits an application to the appropriate regulatory agency for marketing approval.

Drug Marketing

  Human Pharmaceuticals

        Prescription drug products generally are made known to healthcare professionals through advertisements and visits to such professionals, known as "detailing." Product-specific advertising to the general public is permitted, subject to certain regulations and industry guidelines.

        An increasing percentage of sales of prescription pharmaceuticals relates to sales of products which are paid, in whole or in part, by government or private insurance drug plans. Many governments have established regimes to control drug pricing at the retail pharmacy level. In addition, there have been, and the Company expects that there will continue to be, an increasing number of proposals to implement government and other third-party payer restrictions on the pricing of prescription pharmaceuticals as a result of continuing efforts to contain or reduce the costs of healthcare throughout North America. See Item 3: Key Information—Risk Factors.

        In most provinces of Canada, there is a drug benefit formulary. A formulary lists the drugs for which a provincial government will reimburse qualifying persons and the prices at which the government will reimburse such persons. There is not complete uniformity among provinces; however, provincial governments generally will reimburse the lowest available price of the generic versions of any drug listed on the province's formulary list. The formularies can also provide for drug substitution, even for patients who do not qualify for government reimbursement. The effect of these provincial formulary regimes is to encourage the sale of lower-priced generic versions of pharmaceutical products.

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

Patent Protection and Price Controls

        Companies that have invented human or veterinary drugs can apply for patent protection virtually worldwide, subject to strict rules relating to timing, subject matter and the scope of protection sought. Patents can cover many aspects of a pharmaceutical product, including the drug itself, processes for preparing the drug, delivery systems and new uses. Patents do not, however, guarantee that the owner of the patent or its licensee can utilize the patented invention because there may be pre-existing governing rights. While a patent permits the owner or its licensee to prevent others from doing what is covered by the patent, competitors are always free to market products that do not infringe the particular patent, provided such competitors otherwise comply with health regulatory requirements.

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

        Under United States patent law, a patent is issued to the person who made the invention first, rather than to the first person to file an application thereafter, as is common in other countries. Consequently, in determining who is entitled to a United States patent on a particular technology, events in a NAFTA country after December 8, 1993 may be important to consider. Additionally, and for the same reasons, events occurring in a WTO country other than a NAFTA country, after January 1, 1996 may be important to consider.

        The Patent Act (Canada) provides remedies for patent infringement. In addition to the standard legal action for patent infringement, in 1993, the Canadian Government enacted Regulations under the Patent Act (Canada) whereby a competitor proposing a generic version for a drug which has been marketed in Canada under a Notice of Compliance must serve a Notice of Allegation on the originator of the drug before the competitor may be granted a Notice of Compliance in respect of its generic drug. The originator of the drug may apply to the Federal Court of Canada for an order prohibiting the Minister of National Health and Welfare from issuing a Notice of Compliance until the issue of possible patent infringement has been resolved.

        The Canadian Government has also established the Patented Medicines Prices Review Board ("PMPRB"), which monitors and controls prices of patented drug products marketed in Canada by persons holding, or licensed under, one or more patents relating to drug products. For a patented drug product, the PMPRB will approve an introductory price (based on a comparative analysis) and will require that the price not be increased each year thereafter by more than the annual increase of the Canadian Consumer Price Index. As such, the existence of one or more patents relating to a drug product, while providing some level of proprietary protection for the product, also triggers a governmental price control regime which significantly impacts on the Canadian pharmaceutical industry's ability to set pricing.

Drug Manufacturing

        Pharmaceutical companies are required to submit as part of their New Drug Submission in Canada, or as part of their New Drug Application in the United States, detailed descriptions regarding the proposed manufacturing and packaging process and manufacturers in respect of a particular drug. As a result, a decision to manufacture or package products in a facility other than that originally approved under the New Drug Application or New Drug Submission (as may be the case with contracting manufacturing outsourcing) can result in significant delays in production.

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

Organizational Structure

        The following chart illustrates the corporate organization and jurisdictions of the Company and its significant affiliates as at May 14, 2004:

        All of the above-depicted companies are wholly owned subsidiaries of DRAXIS Health Inc.

Property, Plants and Equipment

        The Company's operating facility is a 247,000-square-foot pharmaceutical manufacturing facility which houses DRAXIMAGE and DPI. The facility is owned by DPI and is located at 16751 Trans-Canada Road, Kirkland, Quebec, Canada, H9H 4J4.

        The Company believes all of the above-noted properties are suitable and adequate for its business purposes as presently contemplated.

Item 5. Operating and Financial Review and Prospects

        The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's consolidated audited financial statements and notes thereto for the year ended December 31, 2003.

        All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles ("GAAP"), unless otherwise indicated. Other noteworthy accounting issues are described under "Accounting Matters."

Overview

        DRAXIS is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals and the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through its contract manufacturing operations.

        The Company believes that its radiopharmaceutical business, acquired in 1997, and its contract manufacturing business, acquired in 1998, have significant long-term growth potential, and the Company has invested considerable financial and management resources toward the development of these businesses.

        Accordingly, the Company's primary operational focus consists of: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining additional regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying new business opportunities that are consistent with the Company's capabilities and that contribute to the long-term value of the Company.

        Consistent with this strategic focus, the Company divested its dermatology product lines in 2001 and in 2003 completed the sale of its Canadian prescription pharmaceutical sales and marketing business, DRAXIS Pharmaceutica. The Company also realigned its senior management responsibilities in 2003 to focus on its core businesses. The positive progress made by both the radiopharmaceutical and contract manufacturing businesses is highlighted by the improved operating results of these core businesses and improved cash flow of the Company in 2003.

        Specifically, in 2003, the Company achieved a number of significant accomplishments including:

    •
    Improving financial results from continuing operations:

    •
    Revenues of $49.2 million for the year representing growth of 27.3% over 2002 including the positive non-recurring impact of $1.4 million in deferred revenue related to the termination of the license and distribution agreements for BrachySeed®.

    •
    Earnings before interest, income taxes, minority interest, depreciation and amortization, ("EBITDA") of $10.0 million for the year, representing an increase of 75.0% over 2002. EBITDA in 2002 included the positive non-recurring impact of $1.4 million in deferred revenue related to termination of BrachySeed® agreements and the recognition of $0.7 million in insurance proceeds as a reduction of cost of goods sold).

      •
      The EBITDA margin grew from 14.7% in 2002 to 20.3% in 2003 or to 16.0% excluding the impact of the positive non-recurring items in 2003.

      •
      Ramp up of commercial shipments of Hectorol® Injection for Bone Care beginning late in the first quarter of 2003.

      •
      Ramp up of shipments of the new radiotherapeutic kit product (Sodium Iodide I-131) for the treatment of thyroid cancer and hyperthyroidism beginning early in the second quarter of 2003.

      •
      On-going ramp up of shipments under the GlaxoSmithKline ("GSK") manufacturing agreement.

    •
    Strengthening of the Company's balance sheet and liquidity position offering the Company enhanced flexibility in implementing its core business strategies as a result of the sale of its sales and marketing operations.

    •
    Realignment of executive management team in support of its core business operations.

        Subsequent to December 31, 2003 the Company announced:

    •
    A new collective agreement covering its unionized hourly employees at its contract manufacturing operations.

        The Company indicated at the beginning of 2003 that its target was to achieve radiopharmaceutical revenues by the end of 2007 of $30 million to $35 million, representing more than 3 times its 2002 revenue base. The radiopharmaceutical segment's revenue growth in 2003 is in-line with these targets.

        The Company also indicated at the beginning of 2003 that its target was to achieve revenue from its manufacturing segment by the end of 2007 of between $40 million to $50 million, representing more than two times its 2002 revenue base coupled with improving profitability margins. The manufacturing segment achieved a 28.8% revenue growth in 2003 over 2002. The EBITDA margin for the manufacturing segment has improved from 3.0% for 2002 to 4.0% for 2003 with an average margin over 7.8% over the last three quarters of 2003.

        The Company also expected to be able to generate positive operating cash flow for 2003, before changes in working capital, which it has achieved.

47

Consolidated Results of Operations(1)

	Years Ended December 31,
	2003	2002	2001
	(in thousands of U.S. dollars except share related data) (U.S. GAAP)
Revenues
Product sales	$40,535	$30,338	$27,151
Royalty and licensing	8,658 (2)	8,302	6,752

	$49,193	$38,640	$33,903

Product gross margin	$12,813 (3)	$6,934	$5,106
% of Product sales revenues	31.6%	22.9%	18.8%
Royalty and licensing revenue	8,658	8,302	6,752
SG&A	(9,904)	(7,542)	(6,369)
% of Product sales revenues	-24.4%	-24.9%	-23.5%

EBITDA(4) (pre-R&D)	11,567	7,694	5,489
% of Total revenues	23.5%	19.9%	16.2%
R & D	(1,594)	(1,996)	(1,280)

EBITDA(4)	9,973	5,698	4,209
% of Total revenues	20.3%	14.7%	12.4%
Depreciation and amortization	(3,287)	(2,804)	(2,436)
Financial
—Foreign exchange translation	(701)	(12)	378
—Other	(831)	(268)	(403)
Income tax (provision) recovery	(874)	154	(3,049)
Minority interest	391	252	286
Income (loss) from discontinued operations	8,531	(834)	(569)

Net income (loss)	$13,202	$2,186	$(1,584)

Net income (loss)
—From continuing operations	$4,671	$3,020	$(1,015)
—From discontinued operations	8,531	(834)	(569)

	$13,202	$2,186	$(1,584)

Basic income (loss) per share
—From continuing operations	$0.126	$0.081	$(0.028)
—From discontinued operations	0.230	(0.023)	(0.016)

	$0.356	$0.058	$(0.044)

(1)
Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations (see Accounting Matters—Discontinued Operations).

(2)
Includes $1,436 of deferred revenue related to the termination of agreements for BrachySeed®.

(3)
Includes $730 of insurance proceeds.

(4)
Income from continuing operations before depreciation and amortization, financial expense, income taxes and minority interest. This earnings measure does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of net cash flows from operating activities (see Accounting Matters—Non-GAAP Measures).

Comparison of Years Ended December 31, 2003 and 2002

        Consolidated revenues from continuing operations for the year ended December 31, 2003 increased 27.3% compared to 2002 due to higher product sales coupled with the recognition of $1,436,000 of deferred revenue related to the termination of the agreement with the Company's former BrachySeed® licensee in the U.S. (see Accounting Matters—Termination of BrachySeed® Agreements) in the first quarter of 2003, partially offset by lower Anipryl®-related deferred revenue.

        Increased product gross margins associated with continuing operations for 2003 are attributable to changes in product mix driven by higher margin new business in both the radiopharmaceutical and contract manufacturing businesses coupled with the recognition of $730,000 in insurance proceeds as a reduction of cost of goods sold (see Accounting Matters—Insurance Proceeds).

        Selling, general and administration expenses associated with continuing operations, expressed as a percentage of product sales, for the year ended December 31, 2003 decreased modestly compared to 2002 as the impact of increased product sales was more than offset by the costs associated with commencement of direct sales of BrachySeed® in the U.S and costs associated with developing new business.

        Research and development expenditures associated with continuing operations for 2003 decreased compared with 2002 due to higher than normal spending in the third quarter of 2002 for third-party toxicity testing of FIBRIMAGE® and AMISCAN™.

        EBITDA from continuing operations for the year ended December 31, 2003 increased 75.0% compared to 2002 due to increased product sales, changes in product mix driven by new business, the recognition of $1,436,000 of previously deferred BrachySeed® revenue, and the receipt of $730,000 of insurance proceeds, partially offset by lower Anipryl®-related deferred revenue.

        EBITDA margin grew from 14.7% in 2002 to 20.3% (16.0%, excluding the impact of the positive non-recurring items) in 2003.

        Depreciation and amortization expense associated with continuing operations for the quarter ended December 31, 2003 increased 17.2% over 2002 following the commencement of depreciation charges on completed capital projects in the latter part of 2002 and third quarter of 2003.

        Net financial items associated with continuing operations resulted in charges to income of $1,532,000 compared to $280,000 for the year ended December 31, 2003 due to foreign exchange translation losses related to the strengthening of the Canadian dollar in 2003 as compared with the positive impact of a weakening Canadian dollar in 2002, the write-off of $160,000 of bank financing costs resulting from the early repayment of a secured bank term loan and increased borrowing costs in the early portion of 2003.

        Minority interest for 2003 had a contribution to net income of $391,000 compared to $252,000 in 2002 due to losses in the contract manufacturing operations in the first quarter of 2003.

        In addition, the majority of the costs of the Canadian operations are denominated in Canadian dollars. As the level of revenues denominated in U.S. dollars and other foreign currencies increases relative to the underlying cost structure, which is mostly Canadian dollars, the Company's overall gross profit margins are affected. For 2003, the strengthening of the Canadian dollar, combined with the growing volume of business denominated in U.S dollars, negatively affected gross profit margins compared to 2002. The impact is reflected within the cost of goods sold and selling, general and administration lines on the income statement.

        Discontinued operations contributed $8,531,000 of income for the year ended December 31, 2003 compared to a loss of $834,000 in 2002 due to the sale of discontinued operations in 2003 and the after-tax gain related to the $6,500,000 received on the sale of product rights in the first quarter of

2003 and $9,600,000 received on the sale of product rights in the third quarter of 2003. The tax provision associated with these transactions reduced the Company's deferred tax assets. No cash taxes are expected to be payable as a result of these transactions.

        For the year ended December 31, 2003, the Company recorded an income tax expense at an effective tax rate of 17.0% as compared to a recovery of 5.9% in 2002 due to recognition in 2002 of tax refunds related to the Company filing amended U.S. returns for its 1998, 1999 and 2000 taxation years. The Company's effective tax rate varies from period to period depending on the level of income generated from each subsidiary.

        The weighted average number of common shares outstanding in 2003 of 37,114,648 increased over 2002 due to the exercise of options and employee participation shares during 2003 less shares repurchased for cancellation by the Company.

Comparison of 2002 to 2001

        Consolidated revenues from continuing operations for the year ended December 31, 2002 of $38,640,000 were a record level for the Company, representing an increase of 14.0% over 2001. An 11.7% increase in product sales coupled with a 23.0% increase in royalty and licensing revenue accounted for the overall increase.

        Product gross margin in 2002 improved to 22.9% of product sales from continuing operations from 18.8% for the same period in 2001 due to a change in revenue mix.

        Selling, general and administration expenses associated with continuing operations was 24.9% of product sales from continuing operations in 2002, relatively unchanged as compared to the 23.5% of product sales from continuing operations in 2001.

        Earnings before interest, income taxes, minority interest, depreciation and amortization, and research and development ("EBITDARD") from continuing operations of $7,694,000 in 2002 was an annual record for the Company, representing an increase of 40.2% compared to 2001. Expressed as a percentage of total revenues, EBITDARD increased to 19.9% in 2002 from 16.2% in 2001.

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

        Excluding non-recurring items, for the twelve month period ended December 31, 2002 the Company recorded an income tax expense (expressed as a percentage of pre-tax earnings) of 12.5% as compared to a recovery of 14.4% in 2001. During 2002, the Company had indicated that it had expected its 2002 effective tax rate to be in the 20%-25% range. The lower actual rate for 2002 was due to an unforeseen shift in profit mix in the later half of 2002.

        The weighted average number of common shares outstanding in 2002 increased 1.1% to 36,981,985 over 2001 due to the exercise of options and employee participation shares.

Radiopharmaceuticals

	Years Ended December 31,
	2003	2002	2001
	(in thousands of U.S. dollars) (U.S. GAAP)
Revenues
Product sales	$14,564	$9,704	$6,763
Royalty and licensing	1,521	451	192

	$16,085	$10,155	$6,955
EBITDA (pre-R&D)	$7,208	$2,702	$1,779
% of Revenues	44.8%	26.6%	25.6%
R&D	(1,594)	(1,996)	(1,280)

EBITDA	5,614	706	499
Depreciation and amortization	(843)	(716)	(623)

Income (loss) from operations	$4,771	$(10)	$(124)

        Radiopharmaceuticals and radiotherapy devices are the focus of the Company's radiopharmaceutical subsidiary, DRAXIMAGE, which discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized Technetium-99m kits used in nuclear medicine imaging procedures, a line of imaging and therapeutic products labelled with a variety of isotopes including radioiodine, and BrachySeed®, second-generation brachytherapy implants. DRAXIMAGE has a number of products in late-stage development including FIBRIMAGE®, currently in Phase III, for imaging deep vein thrombosis; INFECTON®, currently in Phase II clinical development, for imaging infection; and AMISCAN™, currently in Phase II, for the early diagnosis of acute myocardial infarct. DRAXIMAGE is also developing a somatostatin-based peptide that has potential for cancer imaging and therapy.

        Highlights in this segment for the year ended December 31, 2003 included:

  •
  Strong financial results:

  •
  Revenues of $16.0 million for the year, representing an increase of $5.9 million over 2002.

  •
  EBITDA of $5.6 million ($3.7 million, excluding the positive non-recurring impact of $0.5 million in insurance proceeds and the positive non-recurring impact of $1.4 million in deferred revenue related to termination of agreements for BrachySeed®), representing an increase of $4.9 million ($3.0 million, excluding non-recurring items) over 2002.

  •
  EBITDA margin of 34.9% (25.3%, excluding the positive non-recurring impact $0.5 million in insurance proceeds and the positive non-recurring impact of $1.4 million in deferred revenue related to termination of agreements for BrachySeed®) compared to a 7.3% margin for 2002.

  •
  Ramp up of sales related to sodium iodide I-131 for the treatment of thyroid cancer and hyperthyroidism following regulatory approval in January 2003.

  •
  Successful completion of Phase I safety and dosimetry trial in Canada for INFECTON®.

  •
  The establishment of a marketing and distribution agreement with Netherlands-based IDB Benelux Inc. for the Benelux countries.

  •
  Expansion of the Company's agreements with Isogenic, for global rights to proprietary technology related to brachytherapy implants.

  •
  Five-year agreement with Bristol-Myers Squibb Medical Imaging for the marketing and distribution of radiopharmaceutical products in Canada. The agreement provides that DRAXIMAGE Technetium-99m kits, Indium-111 and Xenon-133 will be distributed exclusively through Bristol-Myers Squibb Medical Imaging in Canada with the balance marketed on a non-exclusive basis.

  •
  Receipt of Health Canada approval to initiate two Phase II clinical studies of INFECTON®, a novel radiopharmaceutical diagnostic imaging agent for detecting and determining the location of infection in patients with difficult to diagnose signs and symptoms. Enrollment for the two Phase II clinical studies has begun and is expected to continue into early 2004.

  •
  Granting of a U.S. patent for a new family of chelating compounds that have significant potential for the development of imaging and radiotherapeutic agents to diagnose and treat diseases, including cancerous tumors or metastases. The new family of chelating compounds will permit the discovery of diagnostic imaging agents to visualize important biological receptors or receptor-positive tumors when combined with gamma-emitting radioisotopes. The compounds are also potentially useful as therapeutic radiopharmaceuticals for the in-vivo treatment of tumors and metastases.

  •
  On December 9, 2003, the Company announced that DRAXIMAGE has been certified under ISO 9001: 1994, including ISO 13485: 1996, an international standard for medical device manufacturers. The certification is a significant step in the strategy to enter the European radiopharmaceutical and medical device market in 2004.

Comparison of Years Ended December 31, 2003 and 2002

        Revenues for the radiopharmaceutical segment for the year ended December 31, 2003 increased $5,930,000 or 58.4% over 2002 largely driven by sodium iodide I-131 sales to the U.S and by the recognition of $1,436,000 of deferred revenue related to the termination of the agreements with the BrachySeed® licensee in the U.S in the first quarter of 2003.

        Shipments of BrachySeed® I-125 to the U.S. and Canada for the year ended December 31, 2003 decreased compared with 2002. Shipments of BrachySeed® I-125 to the U.S. remain below levels attained in 2002 following the termination of agreements with the Company's former U.S. licensee and the establishment of a direct sales strategy in the first quarter of 2003.

        Research and development expenditures for this segment decreased in 2003 as compared to 2002 as a result of higher than normal spending in the fourth quarter of 2002 for third-party toxicity testing of FIBRIMAGE® and AMISCAN™.

        EBITDA and EBITDA margin increased for the year ended December 31, 2003 largely due to increased product sales driven by sodium iodide I-131 sales to the U.S., the receipt of insurance proceeds, and the recognition in the first quarter of 2003 of $1,436,000 of deferred revenue related to the termination of the agreements with the BrachySeed® licensee partially offset by costs associated with commencement of direct sales of BrachySeed® in the U.S.

        For the year ended December 31, 2002, BrachySeed® net contribution to EBITDA was approximately breakeven on $1.8 million of revenues. Included in 2002 results were $1.0 million of inventory losses associated with the Palladium version of BrachySeed®.

        Depreciation and amortization expense for this segment increased slightly for the year ended December 31, 2003 compared to 2002 due to capital projects completed in 2002.

Comparison of 2002 to 2001

        Total revenues for the radiopharmaceutical segment in 2002 of $10,155,000 were an annual record representing an increase of 46.0% over 2001. The 43.5% increase in product sales was primarily attributable to increased sales of Sodium Iodide I-131 radiotherapy capsules, which were launched in the fourth quarter of 2001, diagnostic imaging products, and BrachySeed® implants.

        Revenues in 2001 were negatively affected by supply disruptions associated with the previously outsourced supply of the Company's line of lyophilized diagnostic imaging products. For the year ended December 31, 2002, U.S. sales of these products increased 21.4% as compared to 2001.

        During 2002 DRAXIMAGE completed the installation of three new BrachySeed® production lines at its FDA-approved facility, incorporating robotic assembly units for efficient production and greater product quality.

        In the second quarter of 2002, the Company received a $1,000,000 non-refundable fee related to BrachySeed® Pd-103 bringing the total of non-refundable fees received from its U.S. BrachySeed® licensee to $2,000,000. Up to December 31, 2002, non-refundable fees under this collaboration have been deferred and recognized as revenue on a straight-line basis over the period to December 31, 2010.

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

        For the year ended December 31, 2002, BrachySeed® net contribution to EBITDA was approximately breakeven on $1.8 million of revenues. Included in 2002 results were $1.0 million of inventory losses associated with the Palladium version of BrachySeed®. In December 2002, manufacturing and sale of BrachySeed® Pd-103 were suspended to reduce inventory losses which had been incurred for a period of several months during which production, based on its U.S. licensee's projected sales, significantly exceeded actual sales.

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

Manufacturing

	Years Ended December 31,
	2003	2002	2001
	(in thousands of U.S. dollars) (U.S. GAAP)
Revenues
Product sales	$26,985	$20,946	$20,460

EBITDA	$1,084	$627	$149
% of Revenues	4.0%	3.0%	0.7%
Depreciation and amortization	(1,448)	(1,166)	(867)

Loss from operations	$(364)	$(539)	$(718)

        Manufacturing comprises the Company's manufacturing subsidiary, DPI, and product sales of Anipryl® produced for Pfizer Inc. DPI is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000-square-foot facility located in Montreal, Canada, DPI manufactures pharmaceutical products for DRAXIMAGE, as well as for over 20 other pharmaceutical clients for many international jurisdictions.

        Highlights in this segment for the year ended December 31, 2003 included:

  •
  Improving financial results:

  •
  Record revenues of $27.0 million for the year, representing an increase of $6.0 million over 2002.

  •
  EBITDA of $1.1 million ($0.9 million, excluding the non-recurring impact of insurance proceeds), an increase of $0.4 million ($0.2 million, excluding the impact of insurance proceeds) compared to 2002.

  •
  EBITDA margin of 4.0% (3.3%, excluding the non-recurring impact of insurance proceeds) for the year compared to a margin of 3.0% for 2002.

  •
  Ramp up of commercial production of Hectorol® Injection for Bone Care beginning in the second quarter of 2003.

  •
  Ramp up of commercial production related to the GSK manufacturing agreement.

  •
  Appointment of John Durham as President of DPI. Mr. Durham brings to DPI over 20 years of pharmaceutical experience, most recently as a General Manager for an international contract manufacturer. Mr. Durham replaced Mr. Jim Garner who held the position of Acting President since September 2002 following the departure of Mr. Dwight Gorham.

        Subsequent to Year End the Company Announced:

  •
  A new collective agreement covering its unionized hourly employees, represented by the United Food and Commercial Workers International Union, at its contract manufacturing operations was reached. The new collective agreement, which is retroactive to May 1, 2003, has a five-year term. The agreement includes provisions for additional weekend shifts that will effectively allow DPI to increase productive capacity and move toward its objective of operating 24 hours a day, 7 days a week in its sterile area.

Comparison of the Years Ended December 31, 2003 and 2002

        Total revenues for the manufacturing segment for 2003 of $27.0 million were 28.8% higher compared with 2002 primarily due to commercial production of Hectorol® Injection and production under the Company's GSK manufacturing agreement.

        EBITDA for this segment for the year end December 31, 2003 increased $457,000 and EBITDA margin increased from 3.0% to 4.0% over 2002. This was the result of the positive impact of increased product sales and changes in product mix driven by new business including the production of Hectorol® Injection and production related to the GSK manufacturing agreement, partially offset by costs associated with developing new business, training related to the ramping up of sterile production resources, and the unfavorable impact of reduced production in the month of December 2003 related to normal maintenance and capital installation requirements. Included in EBITDA is a portion of the insurance proceeds which were recorded as a reduction in cost of goods sold in the third quarter of 2003.

        EBITDA and EBITDA margin for the year ended December 31, 2003 were negatively affected by production disruptions early in the first quarter of 2003 in sterile operations due to equipment and related problems which were resolved during the first quarter and the costs associated with new product introductions. EBITDA margin over the last three quarters of 2003 was approximately 7.8%.

        During 2003, the operating results of the contract manufacturing section were negatively affected by the increased level of activity of introducing new products. The introduction of new products to the sterile operations of contract manufacturing results in increased costs because of the amount of capacity which is utilized in the process, the higher risk of batch failures and the ramping up of production staff in preparation for commercial volumes. In particular, the ramping up of production staff to meet the ultimate capacity demands once new products are approved and commercial production can begin, usually results in a three-month training for production staff in which no revenue is generated from their activities. This reduces the overall EBITDA margin. In addition, the timing of regulatory for new products is difficult to estimate due to the nature of the regulatory approval process. As the commercialization of new products increases in the future relative to the activity level of introducing new products, a positive impact on EBITDA margins is expected.

        Depreciation and amortization expense of $1,448,000 for this segment for the year ended December 31, 2003 increased 24.2% over the same period in 2002, following the commencement of depreciation on completed capital projects in late 2002 and the third quarter of 2003.

Comparison of 2002 and 2001

        Revenues for the twelve month period ended December 31, 2002 were flat despite increased new business, the commencement of shipments of lyophilized products principally to DRAXIMAGE and increased Anipryl® product sales to Pfizer Inc., all of which was offset by lower volumes of lower margin, legacy products.

        DPI's regular summer shut-down was completed in July 2002. The entire sterile area, including lyophilization, was affected by the 2002 shutdown. This resulted in slower than anticipated ramp-up in sales in the third quarter and much of the fourth quarter of 2002.

        In 2002, the Company announced that it had received approval from the FDA to transfer the production of previously outsourced DRAXIMAGE lyophilized imaging products to DPI. Ramp-up of lyophilization production in 2002 was slower than anticipated due to production start-up issues in this new manufacturing area.

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

        During 2002, site transfer and related activities associated with the other GSK products continued at a high level. In January 2003, DPI received formal approval from the U.K. Medicines Control Agency to manufacture several products destined for the U.K. and major European markets. The authorization includes products being transferred to DPI under the GSK contract.

        In 2002, DPI was selected by Bone Care to be a manufacturer of Hectorol® Injection, an FDA approved D-hormone product used in the treatment of secondary hyperparathyroidism in chronic renal dialysis patients.

        Also in 2002, DPI was designated by Axcan Pharma Inc. as a commercial manufacturing site for its lyophilized biological product, Photofrin® photodynamic therapy used to selectively palliate, cure or prevent various forms of malignant cancers.

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

        In 2002, the Company announced a three year, $12 million capital plan for DPI including a tripling of DPI's existing lyophilization capacity, new sterile manufacturing capabilities to support recently announced contracts, improvements to production line efficiency, and improvements to infrastructure and supporting systems to maintain DPI at the forefront of regulatory compliance.

        The second lyophilizer, with 24 square meters (254 square feet) of freeze-drying shelf space, will be incorporated into DPI's existing lyophilization facility, which currently houses a highly automated, integrated system with 11 square meters (120 square feet) of shelf space. The specialized facility was originally designed to readily accommodate this second lyophilizer at a cost significantly less than that of the initial installation with minimal disruption to ongoing production. The two units, both of which are supplied by BOC Edwards, will provide total annual capacity equivalent to five to six million 10 mL vials of lyophilized product.

        In early November 2002, DPI commissioned its new raw material storage and dispensing area, which improved cGMP compliance and provided an improved environment for the handling and dispensing of raw materials. This installation will improve the flow of material and personnel and is equipped with a new ventilation system and state-of-the-art dust containment technology. This project, which is part of DPI's three-year capital plan, was completed both on time and within original cost estimates.

Corporate and Other

	Years Ended December 31,
	2003	2002	2001
	(in thousands of U.S. dollars) (U.S. GAAP)
Revenues
Product sales(1)	$(1,014)	$(312)	$(72)
Royalty and licensing	7,137	7,851	6,560

	$6,123	$7,539	$6,488

EBITDA	$3,275	$4,365	$3,561
% of Revenues	53.5%	57.9%	54.9%
Depreciation and amortization	(996)	(922)	(946)
Income from operations	$2,279	$3,443	$2,615

(1)
Net of inter-segment sales.

        The Corporate and Other segment comprises deferred revenues, royalties and expenses associated with the Company's business agreements with Pfizer Inc. with respect to Anipryl®, royalties and expenses from GlaxoSmithKline Consumer Healthcare with respect to the SpectroPharm® line of products, revenues and directly attributable expenses associated with Alertec®, non-allocated corporate expenses and inter-segment eliminations. Effective July 22, 2003 revenues and expenses directly related with Alertec® are no longer included in this segment since Alertec® was included in the divestiture of DRAXIS Pharmaceutica (see Corporate Matters—Sale of Discontinued Operations). Milestones and royalties deriving from the divestiture of DRAXIS Pharmaceutica are included in this segment.

        The Company follows a policy of not allocating its central corporate expenses to its operating business segments. Highlights in this segment for the year ended December 31, 2003 included:

  •
  Completion of divestiture of DRAXIS Pharmaceutica in July resulting in total estimated proceeds of $19.0 million made up of $6.5 million received from Elan in the first quarter of 2003, $9.6 million upon closing from Shire, with a potential of $2.9 million of market driven milestones in the future years. Future royalties are in addition to these figures.

  •
  Granting of an exclusive license for Europe to Ceva for the marketing and distribution of Anipryl® for the use of approved Anipryl® claims. Under terms of the agreement, Ceva has the right to promote approved Anipryl® indications in Europe in exchange for a percentage royalty on European sales of Anipryl® and/or the use of Anipryl® claims. In addition, the Company will receive nominal milestones upon regulatory approval of Anipryl® in the U.K. and subsequent additional jurisdictions within the European Community.

  •
  Receipt of authorization from the VMD to market Anipryl® tablets for dogs in the United Kingdom. As a result of the VMD authorization, the Company will now file for regulatory approval of the product in four additional European Union member states and has received nominal payment from Ceva which is included in revenues for the quarter.

Comparison of Years Ended December 31, 2003 and 2002

        Royalty and licensing revenue in this segment for the year ended December 31, 2003 of $7,137,000 decreased compared to 2002 due to the previously announced elimination of minimum royalty income related to Anipryl® effective January 1, 2003, which more than offset the royalties related to the sale of products to Shire coupled with payments received from Ceva.

        EBITDA and EBITDA margin decreased for the year ended December 31, 2003 due mainly to the previously announced elimination of minimum royalty income related to Anipryl® effective January 1, 2003 partially offset by royalties related to the sale of product rights to Shire coupled with payment received from Ceva.

        Depreciation and amortization expense in this segment in 2003 was largely unchanged as compared to 2002.

Comparison of 2002 to 2001

        Royalty and licensing revenue in this segment in 2002 increased 19.7% as compared to 2001. The increase was attributable to increased minimum royalty amounts from Pfizer Inc. with respect to Anipryl®.

        EBITDA for this segment in 2002 increased $804,000 over 2001 levels due to increased minimum royalty amounts from Pfizer Inc. with respect to Anipryl®, combined with a higher contribution from Alertec® offsetting inter-segment eliminations.

        Depreciation and amortization expense for this segment in 2002 declined slightly compared to 2001.

Liquidity and Capital Resources

	Years Ended December 31,
	2003	2002	2001
	(in thousands of U.S. dollars) (U.S. GAAP)
Cash and cash equivalents	$10,563	$4,899	$5,602
Restricted cash	$976	—	—
Non-financial working capital (net)(1)	$12,780	$6,284	$8,106
Total debt	$10,466	$13,610	$9,726

(1)
Excluding cash and cash equivalents, bank loan, current portions of deferred revenues and long-term debt and customer deposits.

        Cash and cash equivalents at December 31, 2003 totaled $10,563,000 as compared with $4,899,000 as at December 31, 2002 and $5,602,000 as at December 31, 2001.

        In conjunction with the divestiture of DRAXIS Pharmaceutica to Shire, $976,000 of the cash proceeds are held in trust under an escrow agreement. The release of this amount under escrow is dependent upon whether or not claims by Shire have been made to the Company by certain dates with respect to any breach of the representations and warranties made by the Company to Shire or any failure of the Company to perform its obligations under the divestiture agreement.

        The Company follows a policy of investing its surplus cash resources in high-quality, liquid, short-term commercial paper and government Treasury bills and money market mutual funds that invest in high-quality short-term securities. As at December 31, 2003, December 31, 2002 and December 31, 2001 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way. There are certain standard financial liquidity ratio requirements pursuant to DPI's term loan that could restrict the free flow of funds from one subsidiary of the Company to another.

        Cash flows from continuing operations, before changes in working capital, for 2003, were positive $1,706,000 as compared to a cash outflow of $1,773,000 in 2002. Cash flows used in continuing operations, before changes in working capital, in 2002, were $1,773,000 as compared to usage of $2,306,000 in 2001. The increase relates to improving EBITDA in 2002.

        Non-financial working capital increased from $6,284,000 as at December 31, 2002 to $12,780,000 as at December 31, 2003 due to higher accounts receivable related to the ramp up in product volumes during the year and reduction in trade payables. Non-financial working capital declined to $6,284,000 as at December 31, 2002 from $8,106,000 as at December 31, 2001 due to lower current deferred income taxes and increased accounts payable.

        Cash flows from discontinued operations for 2003 were $16,123,000 as compared to a cash outflow of $439,000 in 2002. The improvement in 2003 relates to proceeds from the disposition of discontinued operations during the year.

        Cash flows used in discontinued operations in 2002 were $439,000 as compared to a cash inflow of $75,000 in 2001. The decrease in 2002 was due to the decline in EBITDA from discontinued operations.

        Deferred revenue continued to decline in 2003, which is attributable to amortization of deferred revenues related to milestones of prior years and the recognition related to the termination of the agreement with the brachytherapy licensee in the U.S. in the first quarter of 2003. The increase in 2002 was due to commencement of amortization of non-refundable fees related to BrachySeed®.

        Deferred revenue amortization, which continues to be a significant source of non-cash earnings to the Company, was relatively flat compared to 2002 as the elimination of the minimum royalty income related to Anipryl® was offset by recognition in the first quarter of 2003 of $1,436,000 of deferred revenue related to the termination of the agreements with the BrachySeed® licensee.

        Capital expenditures for the year decreased from $5,390,000 in 2002 to $3,536,000 for 2003 due to timing of the installation, and payments related to the second lyophilizer project are attributable to expenditures under the previously announced capital plan for the contract manufacturing segment.

        Capital expenditures in 2002 of $5,390,000 increased from $5,363,000 in 2001 related to its three-year $12 million capital plan announced in 2002.

        In March 2002, co-incident with the announcement of DPI's new capital plan, the Company entered into a number of financing arrangements providing for up to $7,400,000 in debt and equity from DPI's shareholders and up to $3,000,000 in debt financing from Investissement Québec. As of December 31, 2003, the maximum amounts of debt and equity had been fully subscribed by DPI's shareholders and $1,741,000 of debt financing had been provided by Investissement Québec. In April 2004, the Company used the proceeds of a public offering to repay $3,072,975 (CDN$4,179,861) in debt owed by DPI to SGF and $1,663,909 (CDN$2,263,249) in debt owed by DPI to Investissement Québec.

        Total debt at December 31, 2003 totalled $10,466,000 as compared with $13,610,000 at December 31, 2002. During 2003, the Company reduced its outstanding third-party debt through the repayment of its secured revolving credit facility at DPI and the repayment of its unsecured subordinated obligation related to the in-licensing of Permax®. The increase in debt is related to the strengthening of the Canadian dollar for 2003 as all third-party debt is denominated in Canadian dollars.

        As at December 31, 2003, the Company's debt was comprised as follows:

  •
  $5,559,000 secured bank term loan (DPI);

  •
  $1,742,000 secured subordinated term loan from Investissement Québec (DPI); and

  •
  $3,165,000 unsecured subordinated term loan from SGF (DPI).

        Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options and employee participation shares generated $593,000 for the year ended December 31, 2003, as compared to $844,000 for the same period of 2002.

        For the years ended December 31, 2003 and 2002, the Company received $225,000 and $792,000, respectively, from the issuance of treasury shares by DPI, net of the repurchase of shares held by minority interest.

        The Company did not make any acquisitions in 2003, 2002 or 2001.

        The Company was in compliance with all lending covenants as at December 31, 2003 and 2002, except with respect to a minimum working capital requirement on December 31, 2002 under the DRAXIS Health Inc. credit agreements. A waiver has been received with respect to the non-compliance to this covenant.

        For information on the maturity profile of the Company's debt, see Note 18 to the Company's Consolidated Financial Statements and Notes, beginning on page F-1.

Commitments

        The following table summarizes the Company's major contractual cash obligations as of December 31, 2003:

	Years Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands of U.S. dollars)
Long-term debt	$981	$1,416	$1,416	$4,582	$2,071
Operating leases	$275	$205	$158	—	—

        In addition to the above, the Company is obligated to make certain royalty payments based on related product sales and milestone payments based on the achievement of certain specified events.

Outlook

        The Company's primary operational focus for 2004 continues to be: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining additional regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying new business opportunities that are consistent with the Company's capabilities and that contribute to the long-term value of the Company.

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

        DRAXIMAGE is expected to continue to grow in 2004 through increasing sales of existing products in the U.S., introduction of new products into the U.S. and expansion into Europe.

        Sales of BrachySeed® implants are expected to increase from 2003 levels following direct marketing, sales and distribution strategies which were implemented in 2003. Management expects that continued emphasis on quality, customer service and pricing will be the key factors for the future success of BrachySeed®.

        In 2004, the Company expects to substantially increase its investment in research and development activities of its radiopharmaceutical product pipeline, specifically FIBRIMAGE® and INFECTON® over 2003 levels to support the Phase III trial of FIBRIMAGE® and the Phase II and Phase III trials of INFECTON®.

        The Company believes that long-term growth potential for DRAXIMAGE should be divided between the potential for its innovative proprietary radiopharmaceutical products currently under development and opportunities excluding these products. Although each of DRAXIMAGE's pipeline products under development addresses substantial unmet market needs and thus has considerable potential, two of these products are at advanced stages of development. FIBRIMAGE® is completing its Phase III program and INFECTON® has embarked on its Phase II program. Nevertheless, given the inherent uncertainties associated with new drug development, it is difficult to predict if, or when, any of these products will achieve commercialization.

        Excluding the potential impact of the radiopharmaceutical products currently under development, the Company's target continues to be to achieve radiopharmaceutical revenues of $30 million to

$35 million (representing more than three times its 2002 base) by 2007, together with improving profitability margins. Specifically for 2004, revenue is expected to grow between 30% and 35%. EBITDA margin is expected to be between 23% and 28% including the ramp up of research and development spending related to Phase III clinical trials of both FIBRIMAGE® and INFECTON®.

        The Company's longer term objective for its manufacturing business is to leverage its existing capabilities and its excellence in regulatory compliance to increase third-party contract manufacturing revenues while managing costs in order to achieve improving levels of profitability associated with increased capacity utilization. Capacity utilization at DPI varies by production flow. The demand for DPI's sterile, including lyophilized and non-lyophilized product, capacity continues to grow and create challenges. During 2003, additional production shifts were added to meet customer demand within the framework of DPI's existing production processes and systems. The Company expects that an increase in capacity through additional production shifts, production efficiencies and capital investment will be required in 2004 given the increased customer demand. Unlike DPI's sterile operations which continue to grow, the non-sterile operations continue to run significantly below its current one-shift capacity. In 2004, DPI will seek to increase capacity utilization of the non-sterile area by maximizing utilization of its current one-shift configuration.

        In 2004, DPI will also be focused on the completion of its three-year, $12 million capital plan, including the installation of the second lyophilizer, which will triple DPI's current capacity in this highly specialized area. Installation and a rigorous validation process before commercial production can begin is expected to be completed in the second half of 2004. Significant contribution is not expected before 2005.

        The Company's target is to achieve manufacturing revenues by 2007 from its Montreal facility of $40 million to $50 million (representing more than two times its 2002 base) together with improved profitability margins of between 15% to 20%. For 2004, the Company expects revenue growth of between 20% and 25% coupled with improving EBITDA margins of 8% to 12% by the end of 2004.

        In general, the timing of regulatory approvals will be the major factor determining the rate of revenue and earnings growth for both the Company's radiopharmaceutical and manufacturing businesses.

        In 2004, the Company's Corporate and Other segment is expected to experience an increase in revenue over 2003 levels mainly driven by full-year royalties related to the sale of product rights to Shire and any contingent milestone payments which may become payable to the Company during the year pertaining to these said product rights.

        The Company's balance sheet at the end of December 2003 reflects a marked improvement in the financial position of the Company. The completion of the divestiture of the remaining assets and liabilities of DRAXIS Pharmaceutica provides the Company with increased flexibility to execute on its strategic plan to focus on the core radiopharmaceutical and specialty contract manufacturing businesses. Increased liquidity combined with the senior management realignment will be directed toward achieving the objective of enhancing the value of DRAXIS' core businesses. The Company has significantly reduced its debt levels and plans to continue to reduce and/or restructure its existing third-party debt arrangements in a manner consistent with best serving the future growth of its core businesses.

        Management expects operating cash flow to be positive in 2004 and expects continued growth over 2003 operating cash flow levels.

        Management expects completion of its three-year $12 million capital plan in 2004 and, accordingly, expects capital expenditures to be slightly higher in 2004 compared to 2003. The focus of future capital expenditures will be to increase and improve on the efficient utilization of its sterile manufacturing capacity in 2004.

        With the Company's current cash balances, reduced operating cash requirements and established financing arrangements, management expects to have sufficient liquidity available to fund the Company's cash requirements in 2004. Any investments or acquisitions of businesses, products or technologies may require additional funding.

        Most of the Company's cash is held in Canadian funds; the remainder is held in U.S. funds. All of the Company's borrowings are at a variable interest rate based on the prime rate. Further details are included in Note 18 to the 2003 consolidated financial statements.

Off-Balance Sheet Arrangements

        The Company has no off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

	Payments due by period (in thousands of U.S. dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	10,466	981	7,414	2,071	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	638	275	363	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under U.S. GAAP	—	—	—	—	—

Total	11,104	1,256	7,777	2,071	—

See also Note 22 to the 2003 consolidated financial statements.

Accounting Matters

Critical Accounting Policies and Estimates

        The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates under different assumptions or conditions.

        A summary of the significant accounting policies and methods used by the Company in the preparation of its consolidated financial statements is included in Note 2 to the 2003 audited consolidated financial statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

        Recognition of Licensing Revenue—License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements. In general, such fees are deferred and recognized on a straight-line basis over the lesser of the contract period and the estimated term over which contractual benefits are expected to be derived. If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

        Deferred Tax Assets—Realization of the net deferred tax assets is dependent on the Company's ability to generate sufficient taxable income in certain tax jurisdictions. Management believes that it is more likely than not that the assets will be realized, based on forecasted income. On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted.

Termination of BrachySeed® Agreements

        In January 2003, DRAXIMAGE's agreements with its BrachySeed® licensee in the U.S were effectively terminated with no further transactions taking place under the agreements. A formal agreement was subsequently reached with the licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

        Under the terms of the original agreements, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010. As a result of the termination of the agreements in January, the unamortized portion of the non-refundable milestone payments of $1,436,000 was included in income for the year ended December 31, 2003 as royalty and licensing revenue.

Discontinued Operations

        Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations. Commencing in the second quarter of 2002, the revenues and expenses related to Alertec® were included in the results related to continuing operations and not discontinued operations due to management's decision in 2002 to retain the Canadian product rights due to the uncertainty of being able to obtain the third-party approval required to be able to include these rights as part of the divestiture of DRAXIS Pharmaceutica. As a result of attaining the required third party approval, the Canadian product rights to Alertec® were included in the sale of the remaining assets and liabilities of DRAXIS Pharmaceutica to Shire.

Insurance Proceeds

        On July 28, 2003, DRAXIS received insurance proceeds of $730,000 in settlement of physical damage and business interruption losses related to installation problems of its first lyophilizer unit in 2000. The damage resulted in, amongst other things, delays in the commissioning of the lyophilization unit and in obtaining FDA approvals for the transfer of production of the DRAXIMAGE line of lyophilized diagnostic imaging products to DPI. FDA approval was ultimately obtained in 2001 and costs incurred related to the incident were charged to the statement of operations when incurred. No accrual for insurance proceeds had been previously recorded as the claim represented a contingent gain. As a result of the cash receipt and settlement of its claim, the Company recorded as a reduction in cost of goods sold, the amount of the insurance claim received to match where costs associated with claim were previously charged.

Recent Accounting Pronouncements

  Stock-Based Compensation

        DRAXIS has determined it will not adopt the fair value basis of accounting under U.S. GAAP using the transitional provisions applicable to Company in accordance with FAS 148 Accounting for Stock-Based Compensation—Transition and Disclosure. DRAXIS will adopt the fair value basis of accounting under U.S GAAP if and when the fair value basis of accounting becomes mandatory (see Note 20(d)).

        For a summary of other recent accounting pronouncements, see Note 26 to the Company's 2003 consolidated financial statements.

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

Item 6. Directors, Senior Management and Employees

        The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Martin Barkin                        Toronto, ON                        President and Chief Executive Officer

Director since May 19, 1992 and employee of the Company since March, 1992.

        Dr. Barkin, MD, B.Sc. (MED.), MA, FRCSC, is the President and Chief Executive Officer of the Company. He also serves on the Board of Viventia Biotech Inc. and the medical advisory board of VenGrowth Investment Funds. Until April 30, 2004, he was a director of Bone Care International, Inc. Dr. Barkin was Chairman of the Board of Sunnybrook & Women's College Health Sciences Centre from June 15, 1998 until June 30, 2003. Dr. Barkin came to the Company in 1992 from KPMG where he was Partner and National Practice Leader for Health Care (1991-1992). Before that, he was Deputy Minister of Health for the Province of Ontario (1987-1991). Dr Barkin is a surgical specialist in Urology, a former Research Scientist at University of Toronto and Division Chief at Sunnybrook Health Sciences Centre.

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

Director since August 14, 2002.

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

Stewart D. Saxe                        Toronto, ON                        Director

Director since November 11, 1987.

        Mr. Saxe is an international Partner with the law firm of Baker & McKenzie. He is Managing Partner of the firm's Canadian offices and a member of this global firm's Policy Committee, its equivalent of a board of directors. He is certified by the Law Society of Upper Canada as a specialist in labor law and as a Human Resources Professional by the Human Resources Professionals Association of Ontario.

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

Mark Oleksiw                        Montreal, QC                        Officer

Officer since July 2003.

        Mr. Oleksiw joined DRAXIS as Director of Finance in July 2002 after eight years with an international accounting firm, most recently as a senior manager with a focus on U.S. and Canadian publicly listed life science and technology companies. He also spent three years with Bell Canada and BCE Inc. with responsibility for external reporting, plus two years as a senior internal auditor at McGill University. Mr. Oleksiw is a Chartered Accountant and earned his Graduate Diploma in Public Accountancy and B. Com. from McGill University. He became Chief Financial Officer on July 1, 2003.

Dan Brazier                        Stouffville, ON                        Officer

Officer since August 1998.

        Mr. Brazier, HON. B. COMM., joined DRAXIS in August 1998 as President of SpectroPharm Dermatology and now holds the position of Senior Vice President, Corporate Development and Strategic Planning. Prior to July 1, 2003, Mr. Brazier served as President of DRAXIS Pharmaceutica. Prior to joining the Company, Mr. Brazier was the Director of Skin Care at Allergan Inc. Mr. Brazier also held positions in Marketing Management and Sales Management in his 10 years with Allergan.

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

John Durham                        Montreal, QC                        Officer

Officer since July 2003.

        Mr. Durham is President of DRAXIS Pharma Inc. Prior to joining the Company in July 2003, Mr. Durham was General Manager of an international contract manufacturer, with responsibilities for operations, finance, sales and marketing, business development and strategic planning.

Richard Flanagan                        Montreal, QC                        Officer

Officer since September 1997.

        Dr. Flanagan, B.Sc., Ph.D., MCIC, is President of DRAXIMAGE. He has been with the Company since its founding in July 1997 and with the same division since 1980 when it was part of Merck. Dr. Flanagan served as Executive Vice President of DRAXIMAGE until September 1, 2001, when he was named President. Prior to joining Merck, Dr. Flanagan was an Adjunct Professor in the Faculty of Pharmacy at the University of Alberta. Dr. Flanagan is the author of thirty scientific papers and is listed as inventor on twelve patents. Dr. Flanagan obtained his Ph.D. in Organic Chemistry from the University of Alberta and a B.Sc. from the University College Dublin, Ireland. He is a Killam Fellow and received the Hugh Ryan Memorial Gold Medal as an undergraduate. Dr. Flanagan has served as an advisor to the International Atomic Energy Agency and has sat on grant review committees in Canada and the United States.

Jerry Ormiston                        Toronto, ON                        Officer

Officer since May 2001.

        Mr. Ormiston, B.SC., MBA, joined DRAXIS in May 2001 as Executive Director, Investor Relations following a two-year stint as a senior consultant in a Toronto investor relations firm working with small and mid-sized entrepreneurial companies on capital markets communications strategies. Prior to that he was at Allelix Biopharmaceuticals for 12 years—four as Manager of Investor Relations and eight in the business development area. He has 25 years' experience in the healthcare industry in pharmaceuticals and biotechnology. His assignments over those years have included positions in business development, marketing, corporate communications, production management, quality assurance and regulatory affairs.

Alida Gualtieri                        Montreal, QC                        Officer

Officer since November 2003.

        Ms. Gualtieri joined the Company in November 2003 as General Counsel and Secretary. Prior to joining the Company, she was a partner in the Corporate Finance Mergers & Acquisitions sector of McCarthy Tétrault LLP in Montreal, Quebec, Canada's largest law firm. Between March 1996 and August 1999, Ms. Gualtieri was legal counsel at Fonds de Solidarité des Travailleurs du Québec

(F.T.Q.), Canada's largest labor-sponsored venture capital fund. Ms. Gualtieri earned her BCL and LLB law degrees at McGill University in 1987 and was admitted to the Bar of the Province of Quebec in 1988.

Chien Huang                        Toronto, ON                        Officer

Officer since July 2003.

        Mr. Huang joined DRAXIS in 1998 as Assistant Controller. On July 1, 2003, he was promoted to Vice President Finance. He has eight years of prior experience, including positions as manager of business process re-engineering, senior financial planning and analysis and in the audit group of a major international accounting firm. Mr. Huang is a Chartered Accountant and earned his Graduate Diploma in Public Accountancy from McGill University as well as a B.Sc. from the University of Toronto.

        Terms of office as director and/or officer are for one year or until the next Annual Meeting of the Shareholders and subsequent Meeting of the Board of Directors, respectively.

        There is no family relationship between any of the executive officers. Officers of the Company serve at the pleasure of the Board of Directors.

Summary Compensation Table

        The following table sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2003, 2002 and 2001 in respect of each of the individuals who were, at December 31, 2003, the Chief Executive Officer or other named executive officers (as defined in the Regulations to the Securities Act (Ontario)) of the Company and who received salary and bonus in excess of CDN$150,000 in the 2003 fiscal year.

			Annual Compensation						Long Term Compensation
			Salary		Bonus		Other Annual Compensation(1)		Long Term Compensation Awards	LTIP Payouts		All Other Compensation
Name & Principal Position	Year		Cash (CDN$)	DSU Election(2) (CDN$)	Cash (CDN$)	DSU Election (2)(3) (CDN$)	(CDN$)		Securities Under Options Granted (#)	(CDN$)		(CDN$)
Martin Barkin, MD President & Chief Executive Officer	2003 2002 2001		320,000 301,600 297,000	80,000 75,400 73,000	125,000 nil 109,500	125,000 nil nil	36,077 20,818 32,490		nil 225,000 120,000	nil nil nil		600,000 289,125 nil	(4) (5)
Dan Brazier Senior Vice-President, Corporate Development and Strategic Planning	2003 2002 2001		210,000 165,000 165,000	nil nil nil	79,800 49,500 62,700	nil nil nil	17,383 nil nil		130,000 20,000 nil	75,000 nil nil	(6)	109,000 nil nil	(7)
Richard Flanagan President, DRAXIMAGE Inc.	2003 2002 2001		216,250 180,000 153,493	nil nil nil	77,850 25,000 10,000	nil nil nil	17,239 nil nil		20,000 40,000 70,000	389,474 nil nil	(8)	nil nil nil
Mark Oleksiw Chief Financial Officer	2003 2002	(9)	142,900 47,103	nil nil	53,759 4,710	nil nil	nil nil		100,000 20,000	nil nil		nil nil
John Durham President, Draxis Pharma Inc.	2003	(10)	151,667	nil	53,144	nil	72,381	(11)	100,000	nil		nil

(1)
"Other Annual Compensation" does not exceed the lesser of CDN$50,000 or 10% of the annual salary and bonus for the fiscal year, except as noted.

(2)
Amounts in these columns relate to the portions of salary and bonus elected to be received in the form of Deferred Share Units and are in addition to the cash amounts specified. See "Incentive Plans—Deferred Share Unit Plan."

(3)
Includes a special bonus of CDN$60,000 which was paid to Dr. Barkin in 2003 related to the successful sale of the Company's Pharmaceutica Division to Shire in July 2003. The decision on the amount and payment of this bonus had been deferred by the Board of Directors in 2002. Dr. Barkin elected to receive CDN$30,000 of this bonus in Deferred Share Units and CDN$30,000 in cash.

(4)
Dr. Barkin received CDN$600,000 in August 2003 as payment of the first tranche of his Retirement Compensation Allowance. See "Executive Compensation—Termination of Employment and Employment Contracts."

(5)
This amount is the aggregate value realized from the exercise of options in the amount of CDN$289,125 for 2002.

(6)
Dan Brazier received CDN$75,000 in August 2003 as payment upon the sale of the Company's Pharmaceutica Division to Shire in July 2003. This payment was in lieu of initiating a planned Long Term Incentive Plan for the Pharmaceutica Division.

(7)
Represents a success fee related to the sale of the Pharmaceutica division of the Company to Shire in July 2003.

(8)
Dr. Richard Flanagan received CDN$389,474 in December 2003 as a partial payment of the long term incentive plan payment in accordance with the provisions of the Draximage Inc. Long Term Incentive Plan. See "Executive Compensation—Subsidiary Long Term Incentive Plans—Draximage Inc."

(9)
Mark Oleksiw joined the Company as Director of Finance on July 29, 2002. He became CFO on July 1, 2003.

(10)
John Durham joined the Company as President of Draxis Pharma Inc. on June 2, 2003.

(11)
Included in this amount is a signing bonus of CDN$60,000.

Incentive Plans

  Philosophy

        The Company's philosophy is to link employee compensation to the success of the Company and to emphasize "at risk" employee compensation. Save and except for the Retirement Compensation Allowance for Dr. Barkin set forth under "Termination of Employment and Employment Contracts," the Company does not provide any form of pension program to its senior management.

        The Company has implemented the following plans in an effort to achieve "at risk" employee compensation.

  Dilution Guideline

        The Company has an established guideline limiting the aggregate number of common shares that can be issued at any point in time, either through the exercise of options or the conversion of Participation Shares, to 13% of the Company's outstanding common shares. As at March 31, 2004, the number of common shares so issuable was 7.3% of the Company's outstanding common shares.

  Stock Option Plan

        Intention—This plan was approved by shareholders on February 3, 1988 and amended on June 27, 2001 to permit the Board of Directors to grant options to purchase common shares to directors, officers, employees and arm's-length consultants of the Company and its subsidiaries so as to link corporate compensation to enhanced shareholder value.

        Determination of Number and Price of Options—The Board of Directors determines the price per common share and number of options for common shares which may be allotted to each designated director, officer or employee and all other terms and conditions of the option in accordance with the applicable requirements of any regulatory authority or stock exchange.

        Maximum Common Shares Issuable—In 2001 the shareholders authorized, at the Corporation's annual and special meeting, the issuance of up to 7,500,000 common shares under this plan.

        Options Available for Future Grants—1,387,394 as at March 31, 2004.

        Unexercised options of Named Executive Officers as a percentage of common shares issued and outstanding as of March 31, 2004—3.5%.

        Aggregate Option Grants to Named Executive Officers in 2003—350,000.

        The following table sets forth the options and SARs granted during the financial year ended December 31, 2003:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price (CDN$/Security)(1)	Market Value of Securities Underlying Options/SARs on the Date of Grant (CDN$/Security)	Expiration Date
Martin Barkin, MD President & Chief Executive Officer	Nil	N/A	N/A	N/A	N/A
Dan Brazier Senior Vice-President, Corporate Development and Strategic Planning	130,000	16.8	100,000 @ $2.36 30,000 @ $2.32	100,000 @ $2.85 30,000 @ $2.45	100,000 @ July 14, 2013 30,000 @ Dec 31, 2007
Richard Flanagan President, DRAXIMAGE Inc.	20,000	2.6	2.32	2.45	December 31, 2007
Mark Oleksiw Chief Financial Officer	100,000	12.9	2.36	2.85	July 14, 2013
John Durham President, Draxis Pharma Inc.	100,000	12.9	2.36	2.85	July 14, 2013

(1)
The Exercise Price of the options was determined by the Board in accordance with the provisions of the Stock Option Plan. See "Incentive Plans—Stock Option Plan."

        The following table sets forth individual exercises of options by the following named executive officers during the financial year ended December 31, 2003 and the financial year-end value of unexercised options:

Name	Securities Acquired on Exercise	Aggregate Value (CDN$) Realized	Unexercised Options at December 31, 2003 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at December 31, 2003 (CDN$) Exercisable/ Unexercisable
Martin Barkin(1)	54,896	264,598	632,625/190,000	769,815/88,200
Dan Brazier(2)	3,406	14,750	6,667/143,333	12,533/288,867
Richard Flanagan	nil	nil	60,000/70,000	46,000/78,600
Mark Oleksiw	nil	nil	6,667/113,333	4,800/211,600
John Durham	nil	nil	nil/100,000	nil/202,000

(1)
On January 14, 2004, Dr. Barkin converted 245,000 Series C Participation Shares and received 54,896 common shares of the Company with a corresponding value on that date of $264,598. See "Discontinued Plans—Employee Participation Share Plan" and see "Indebtedness of Directors and Senior Officers."

(2)
On November 24, 2003, Dan Brazier converted 25,000 Series C Participation Shares and received 3,406 common shares of the Company with a corresponding value on that date of $14,750. See

  "Discontinued Plans—Employee Participation Share Plan" and see "Indebtedness of Directors and Senior Officers."

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

        Participants—Members of senior management designated by the Human Resources and Compensation Committee.

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

        Named Executive Officer Elections for 2002, 2003 and 2004—The following table summarizes the elections under this plan by named executive officers:

	DSU Elections
	2002				2003				2004
	Salary		Bonus		Salary		Bonus		Salary		Bonus
	%	CDN$	%	CDN$	%	CDN$	%	CDN$	%	CDN$	%	CDN$
Martin Barkin	20	75,400	100	nil	20	80,000	50	95,000(1)	nil	nil	nil	nil

(1)
In 2003, Dr. Barkin also elected to have CDN$30,000 of his CDN$60,000 special bonus related to the sale of the Company's Pharmaceutica division paid to him in Deferred Share Units. See note (3) in "Executive Compensation—Summary Compensation Table."

        As at April 16, 2004, Dr. Barkin had a total of 186,560 Deferred Share Units, and the value of his interest in this plan at said date was CDN$1,119,360.

Employee Group Registered Retirement Savings Plan

        Intention—To provide a cost-sharing program for employees of the Company and its subsidiaries by way of a corporate sponsored registered retirement savings plan ("RRSP") matching mechanism for employee retirement.

        Mechanism—Commencing 12 months after continuous employment, employees of the Company and its subsidiaries are entitled to receive a discretionary payment from the Company which matches employee contributions on a dollar-for-dollar basis toward an employee's RRSP, up to a maximum of 5% of the employee's eligible income ("normal" straight time annual earnings or salary, not to include overtime payments, bonus or any other form of exceptional payment). The corporate contribution to this plan remains under the ownership and control of the employee and is not subject to any lock-in provisions. The plan is administered by a committee composed of employees and management. Subject to the investment choices approved by the committee, employees control the investment of the contributions of both the employees and the Company.

        Participants—Participation is open to all full and part-time permanent Canadian employees of the Company and its subsidiaries, other than designated senior management employees.

        Commencement Date—The plan commenced on January 1, 2002, but employee matching contributions are not required for 2002, 2003 and 2004.

Subsidiary Long-Term Incentive Plans

  DRAXIMAGE Inc.

        Intention—To align further the interests of senior management of the Company's wholly-owned subsidiary, DRAXIMAGE, for increasing the value of the subsidiary and therefore enhancing shareholder value of the Company as a whole.

        Mechanism—The terms of this plan provide that, subject to the achievement of certain conditions, the Company will make payments to plan participants in the form of cash and/or the Company's common shares, at the Company's option, based on increases in the fair market value of DRAXIMAGE's equity in excess of the Company's acquisition cost.

        Participants—Selected members of senior management of DRAXIMAGE as designated by the Company. Dr. Richard Flanagan participates in this plan but received no award under the plan in 2003. Dr. Flanagan did receive a partial payout in accordance with the provisions of this plan in December 2003. See Note 8 in "Executive Compensation—Summary Compensation Table."

  DRAXIS Pharma Inc.

        Intention—In September 2003, the existing Equity Participation Plan of Draxis Pharma Inc. was terminated and replaced with a Long Term Equity Incentive Plan to provide management employees of the Company's subsidiary, Draxis Pharma Inc. ("DPI") with a meaningful incentive to increase the value of the Company and to allow management to share in the benefits of that value creation.

        Mechanism—The terms of this plan provide that eligible participants have a right to receive phantom equity shares of DPI and, subject to approval by the Company's Board of Directors and applicable regulatory authorities, options of the Company. A participant may only receive the cash value of said options and phantom equity shares on the plan expiry date or other designated termination event. In order for an eligible participant to receive a termination distribution amount with respect to a phantom equity share or an option awarded to said participant certain financial ratios must be met by DPI.

        Participants—Selected members of senior management of DPI as designated by the Company. Mr. John Durham participates in this plan. In September 2003, Mr. Durham was awarded phantom equity shares under this plan representing 2% of the outstanding common shares of Draxis Pharma Inc. at that date.

Discontinued Plans

        In late 2002, the Board of Directors undertook a comprehensive review of the Company's various incentive plans in the context of current best practices and the requirements of the Sarbanes-Oxley Act of 2002.

        As a result of this review, the Board of Directors decided to discontinue certain incentive plans of the Company effective December 4, 2002, subject to appropriate grandfathering provisions related to outstanding plan participation. There was no participation in these plans in 2003.

        The details of these plans are listed below.

  Stock Ownership Plan

          This plan was originally implemented in 1991, and subsequently amended in 1998 and in 2001, to provide an incentive to all employees of the Company by giving them a direct interest in the Company's growth and development. In 2002, the Board of Directors replaced this plan with a registered retirement savings program (see "Employee Group Registered Retirement Savings Plan").

  Equity Purchase Plan

          Eligible participants in this plan were entitled to purchase yearly common shares of the Company equal to not more than 40% of base salary, funded by an interest-bearing loan from the Company, with the common shares to be acquired by an open market purchase by a trustee on behalf of the participants. The purchase price was equal to the closing price of the common shares on the TSX or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year. This plan was cancelled by the Board in 2002.

  Employee Participation Share Purchase Plan

          Each Participation Share is equal to a fraction of a common share depending on the performance of the common share from the date the Participation Share is issued to the date of conversion of the Participation Share. To minimize dilution to shareholders compared to a stock option plan, common shares are issued only to the extent that the stock price has appreciated since the date the Participation Shares are issued rather than on a per option exercise basis. The value and subscription price of such common shares is determined with the assistance of an independent valuator and the subscription amount is loaned to the participant on a non-recourse, interest-free basis by the Company. Certain restrictions on transferability apply and redemption rights are retained by the Company. Participation Shares generally vest over a four-year period. The loaned funds are repayable to the Company on conversion of vested Participation Shares. Participation Shares were viewed as advantageous over other forms of compensation for various reasons including mild dilution impact, lack of need for participants to sell shares to convert and favorable participant tax treatment. No further Participation Shares will be issued by the Company.

        The following table sets forth the 2003 financial year-end value of the named executive officers' unconverted Participation Shares, on an aggregated basis:

	Unconverted Participation Shares(1)(2) at December 31, 2003		Value of Unconverted in-the-Money Participation Shares at December 31, 2003 (CDN$)
Name	Convertible	Unconvertible	Convertible	Unconvertible
Martin Barkin	245,000	nil	156,800	nil

(1)
These Participation Shares, Series "C" were issued on May 12, 1999 for CDN$0.50 per Participation Share subscription price.

(2)
These Participation Shares were converted by Dr. Barkin on January 14, 2004, and he received 54,896 common shares of the Company with a corresponding value on that date of CDN$264,598.

See also "Item 10: Material Contracts."

Compensation of Directors

        The compensation paid to each independent director of the Company is an annual retainer of CDN$12,500 plus a meeting fee of CDN$1,500 for each Board of Directors and committee meeting attended, some via teleconference. In addition, the Chairs of each of the committees receive an annual retainer of CDN$1,500. Directors who are employees of the Company do not receive any compensation in their capacity as directors. For the year ended December 31, 2003, Mr. Brian King received CDN$60,000 as non-executive Chairman of the Board of Directors. He did not otherwise receive meeting fees as a director. In December 2001, under the Company's Stock Option Plan, each of the directors (excluding the President and Chief Executive Officer) was awarded 15,000 options as partial compensation for services rendered as directors. The Chairman was awarded an additional 5,000 options. It is contemplated that an award of the same number of options will occur annually on each January 1 with an exercise price based on the average price of the common shares on the TSX for the five trading days immediately preceding January 1 in each year.

        From time to time, special committees of the Board of Directors are appointed to consider special issues, in particular issues which could potentially involve related party transactions and the adequacy and form of the compensation of Directors. Compensation for work on such committees is set based on the amount of work involved.

Minimum Shareholding Requirements

        In June 2001, the Board of Directors established a corporate policy requiring each current Director to acquire by June 2004 (or in the case of future Board of Directors members, within three years of their appointment) common shares in the Company equal to five times his or her annual honorarium. Compliance with this policy will be monitored annually by the Nominating and Corporate Governance Committee.

        Director shareholdings as of March 31, 2004

Director	Shares Owned		% Owned of total issued and outstanding common shares
Martin Barkin	603,744	(1)	1.6
Leslie Dan	18,356		<1
George Darnell	26,000		<1
Rolf H. Henel	30,000		<1
Brian King	95,750		<1
Sam Sarick	785,992		2.1
Stewart Saxe	104,485		<1
Bruce W. Simpson	10,000		<1
John Vivash	15,000		<1

Total	1,689,327		4.5%

(1)
In addition, Dr. Barkin owns 186,560 Deferred Share Units of the Company. See "Incentive Plans—Deferred Share Unit Plan."

        Senior Management shareholdings as of March 31, 2004

Senior Management	Shares Owned		% Owned of total issued and outstanding common shares
Martin Barkin	603,744		1.6
Dan Brazier	4,355		<1
Jack A. Carter	nil		nil
John Durham	nil		nil
Richard Flanagan	18,294		<1
Alida Gualtieri	500		<1
Chien Huang	6,000		<1
Mark Oleksiw	nil		nil
Jerry Ormiston	4,100		<1

Total	33,249	(1)	<1

(1)
Excludes shares held by Dr. Barkin, which are included in the total of shares held by directors.

        Director outstanding options as of April 30, 2004

Director	# of Options	Exercise Price	Expiration Date
Martin Barkin	33,750 33,750 400,000 10,125 120,000 225,000	US$1.48 US$1.85 CDN$3.07 US$3.02 CDN$3.60 CDN$4.00	May 20, 2004 September 20, 2004 April 18, 2005 June 13, 2006 July 5, 2006 February 5, 2007
Leslie L. Dan	10,000 10,000 15,000 15,000 15,000	CDN$1.63 CDN$2.91 CDN$4.19 CDN$2.33 CDN$4.30	December 31, 2004 December 31, 2005 December 31, 2006 December 31, 2007 December 31, 2008
George M. Darnell	10,000 33,750 10,000 10,125 15,000 15,000 15,000	CDN$1.63 US$1.76 CDN$2.91 US$3.02 CDN$4.19 CDN$2.33 CDN$4.30	December 31, 2004 June 13, 2005 December 31, 2005 June 13, 2006 December 31, 2006 December 31, 2007 December 31, 2008
Rolf H. Henel	10,000 5,000 15,000 15,000	CDN$5.12 CDN$3.66 CDN$2.33 CDN$4.30	April 30, 2007 August 13, 2007 December 31, 2007 December 31, 2008
Brian M. King	15,000 15,000 20,000 20,000 20,000	CDN$1.63 CDN$2.91 CDN$4.19 CDN$2.33 CDN$4.30	December 31, 2004 December 31, 2005 December 31, 2006 December 31, 2007 December 31, 2008
Samuel Sarick	10,000 10,000 10,125 15,000 15,000 15,000	CDN$1.63 CDN$2.91 US$3.02 CDN$4.19 CDN$2.33 CDN$4.30	December 31, 2004 December 31, 2005 June 13, 2006 December 31, 2006 December 31, 2007 December 31, 2008
Stewart D. Saxe	33,750 10,000 10,000 10,125 15,000 15,000 15,000	US$1.85 CDN$1.63 CDN$2.91 US$3.02 CDN$4.19 CDN$2.33 CDN$4.30	September 20, 2004 December 31, 2004 December 31, 2005 June 13, 2006 December 31, 2006 December 31, 2007 December 31, 2008
Bruce W. Simpson	10,000 5,000 15,000 15,000	CDN$5.12 CDN$3.66 CDN$2.33 CDN$4.30	April 30, 2007 August 13, 2007 December 31, 2007 December 31, 2008
John A. Vivash	10,000 15,000 15,000 15,000	CDN$2.91 CDN$4.19 CDN$2.33 CDN$4.30	December 31, 2005 December 31, 2006 December 31, 2007 December 31, 2008

Total	1,415,500

        Senior Management outstanding options as of April 30, 2004

Senior Management	# of Options	Exercise Price	Expiration Date
Martin Barkin	33,750 33,750 400,000 10,125 120,000 225,000	US$1.48 US$1.85 CDN$3.07 US$3.02 CDN$3.60 CDN$4.00	May 20, 2004 September 20, 2004 April 18, 2005 June 13, 2006 July 5, 2006 February 5, 2007
Dan Brazier	20,000 30,000 100,000	CDN$2.50 CDN$2.32 CDN$2.36	October 31, 2007 December 31, 2007 July 14, 2013
Jack A. Carter	18,334 6,667 13,334	CDN$3.60 CDN$3.66 CDN$2.32	July 5, 2006 August 13, 2007 December 31, 2007
John Durham	100,000	CDN$2.36	July 14, 2013
Richard Flanagan	70,000 40,000 20,000	CDN$3.60 CDN$3.66 CDN$2.32	July 5, 2006 August 13, 2007 December 31, 2007
Alida Gualtieri	25,000	CDN$3.25	November 3, 2008
Chien Huang	3,333 10,000 50,000	CDN$3.15 CDN$5.41 CDN$2.36	June 19, 2006 May 14, 2007 July 14, 2013
Mark Oleksiw	13,333 100,000	CDN$3.66 CDN$2.36	August 13, 2007 July 14, 2013
Jerry Ormiston	8,333 46,667 25,000 10,000 15,000	CDN$3.00 CDN$3.15 CDN$3.60 CDN$3.66 CDN$2.32	May 29, 2006 June 19, 2006 July 5, 2006 August 13, 2007 December 31, 2007

Total	725,001

(1)
Excludes shares held by Dr. Barkin, which are included in the total of shares held by directors.

Board Practices

Statement of Corporate Governance Practices

        The Board of Directors of the Company believes that sound corporate governance practices are essential to the well-being of the Company and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate. The Board of Directors has carefully considered and reviewed the series of guidelines for effective corporate governance issued by The Toronto Stock Exchange ("TSX Guidelines"), the corporate governance requirements of the U.S. Sarbanes-Oxley Act of 2002, and the reforms of corporate governance listing standards of the NASDAQ. The Board of Directors believes that the Company's corporate governance practices are well-aligned with the recommendations contained in these various guidelines and regulations. The Board of Directors is also reviewing the proposed corporate governance reforms contained in Multilateral Policy MP 58-201 entitled "Effective Corporate Governance" recently proposed by Canadian securities regulators.

Mandate of the Board of Directors

        The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company. In light of that responsibility, the Board of Directors reviews, discusses and approves various matters related to the Company's operations, strategic direction and organizational structure, where required, and involves itself jointly with management in ensuring the creation of shareholder value and the serving the best interests of the Company. In April 2004, the Board of Directors adopted a detailed charter. The charter is available on the Company's Web site at www.draxis.com. The charter specifies that the Board of Directors is responsible for:

  (i)
  Adopting a strategic planning process for the Company;

  (ii)
  Adopting a communications policy for the Company;

  (iii)
  Overseeing the financial integrity of the Company;

  (iv)
  Monitoring compliance with the corporate objectives of the Company;

  (v)
  Approving and ascertaining that the Company monitors adherence to the Code of Ethics and Business Conduct;

  (vi)
  Appointing the Chief Executive Officer, monitoring his performance and ascertaining that succession plans are in place with respect to the CEO and senior management;

  (vii)
  Ensuring that appropriate structures and procedures are in place so that the Board can function independently from management;

  (viii)
  Establishing performance measures for the Company and its management;

  (ix)
  Monitoring compliance with legal requirements and ascertaining that the Company has procedures concerning the proper preparation, approval and maintenance of documents and records;

  (x)
  Approving changes in the By-laws and Articles of Incorporation and agendas for shareholder meetings;

  (xi)
  Approving the Company's legal structure, name and logo; and

  (xii)
  Performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board of Directors or to management.

        There are five regularly scheduled Board of Directors meetings per year. However, the Board of Directors also meets as frequently as the need arises to consider major issues and opportunities.

        There were eleven meetings of the Board of Directors in 2003.

Board of Directors Composition

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

        The Board of Directors believes that Dr. Barkin is sensitive to conflicts of interest and excuses himself from deliberations and voting in appropriate circumstances. He brings a skill set and knowledge base that is beneficial to the Company and his participation as a director contributes to the effectiveness of the Board of Directors.

        The Board of Directors has adopted a practice that the Chair of the Board and the CEO of the Company are separate individuals.

        The Board of Directors sets aside during its regularly scheduled meetings a time for meeting without any management present (including the CEO).

Committees of the Board of Directors

        The Board of Directors has three standing committees: the Audit Committee, the Human Resources and Compensation Committee and the Nominating and Corporate Governance Committee. To maintain appropriate independence, no members of management sit on any of the three standing committees.

        From time to time, special committees of the Board of Directors are appointed to consider special issues, in particular, any issues which could potentially involve related party transactions.

        Committees of the Board of Directors and individual Board members may engage independent consultants and outside advisors at the expense of the Company, where reasonable and appropriate, to assist them in discharging their responsibilities.

  Audit Committee

        The Audit Committee is responsible for reviewing the Company's financial reporting procedures and internal controls. The Committee is also responsible for reviewing quarterly financial statements and the annual financial statements and earnings announcements prior to their approval by the full Board of Directors and communicating regularly with the Company's external auditors.

        The Company believes the oversight responsibility of the Committee provides a key stewardship role for the Committee in the Company's financial disclosure issues, internal controls, risk management, corporate finance and related matters.

        In reviewing the audited financial statements of the Company, the Committee discusses the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosure in the financial statements. In addition, the Committee discusses with the Company's independent auditors the overall scope and plans for their audit. The Committee meets with the external auditors, with and without management present, to discuss the results of their examination and the overall quality of the Company's financial reporting. The Committee also carefully reviews evolving Canadian and U.S. audit committee regulations and best practices to ensure corporate alignment with the spirit and intent of such practices.

        In April 2004, the Board of Directors approved amendments to the Charter for the Audit Committee, which was approved in February 2003. The charter is available on the Company's Web site at www.draxis.com. The charter specifies the purpose of the Committee is to assist the Board of Directors with its oversight responsibilities by:

  •
  Reviewing the integrity of the consolidated financial statements of the Company;

  •
  Recommending to the Board of Directors the appointment of the independent auditor and reviewing the independent auditor's qualifications and independence;

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

  •
  Overseeing the Company's systems of and compliance with internal financial controls and management's reporting on internal controls;

  •
  Reviewing the Company's auditing, accounting and financial reporting processes; and

  •
  Dealing with all complaints regarding accounting controls and auditing matters.

        The Committee is composed of four directors, all of whom are unrelated directors and all of whom are financially literate. The current members of the Audit Committee are Messrs. Samuel Sarick (Chair), Leslie Dan, George Darnell and Rolf Henel. Mr. Henel is the Company's designated financial expert in accordance with applicable regulatory and legislative requirements.

  Human Resources and Compensation Committee

        The Human Resources and Compensation Committee oversees overall corporate policy with respect to compensation and benefits and makes recommendations to the Board of Directors on, among other things, the compensation of senior management. In assessing compensation issues, the Committee reviews and examines in detail the performance of senior management.

        Each of the four members of the Committee is an unrelated director. The current members of the Human Resources and Compensation Committee are Messrs. Brian King (Chair), Stewart Saxe, Bruce Simpson and John Vivash.

        In April 2004, the Board of Directors approved a detailed charter for the Human Resources and Compensation Committee. The charter is available on the Company's Web site at www.draxis.com. The charter specifies the purpose of the committee is to assist the Board of Directors with its oversight responsibilities by reviewing and reporting on:

  •
  Management's succession plans for Executive Officers, with special emphasis on CEO succession, and including specific development plans and career planning for potential successors;

  •
  Compensation philosophy of the organization, including a compensation strategy and compensation policies for Executive Officers, as proposed by the CEO;

  •
  Recommendations to the Board of Directors for the appointment of the CEO and other Executive Officers, corporate objectives that the CEO and such other Executive Officers, as the case may be, are responsible for meeting, assessment of the CEO against these objectives, monitoring of the CEO's performance, and providing advice and counsel in the execution of his duties;

  •
  Total compensation plans including adequacy and form of compensation realistically reflecting the responsibilities and risks of the position for the CEO of the Company and, in connection therewith, consider appropriate information, including information from the Board with respect to the overall performance of the CEO;

  •
  Compensation for Executive Officers, annual adjustment to Executive Officer salaries, and the design and administration of short and long-term incentive plans, stock options, benefits and perquisites as proposed by the CEO;

  •
  Employment and termination arrangements for Executive Officers;

  •
  Adoption of new or significant modifications to pay and benefit plans;

  •
  Significant changes to the Company's organizational structure relating to human resources function;

  •
  The Committee's proposed executive compensation report to be contained in the Company's annual Management Proxy Circular;

  •
  Management development programs for the Company;

  •
  Any special employment contracts or arrangements with Executive Officers of the Company including any contracts relating to a change of control;

  •
  Remuneration for members of the Board of Directors and Committees thereof, including adequacy and form of compensation realistically reflecting the responsibilities and risks of the positions and recommending changes where applicable;

  •
  Compliance by the Company and its subsidiaries with all applicable employment and labor legislation; and

  •
  The performance of the Committee and the effectiveness of the Committee's members.

  Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee is responsible for recommending annually the members of the Board of Directors proposed for election to the Board of Directors, recommending new candidates for Board membership, monitoring the composition and the Board of Directors and suggesting appropriate changes. It seeks on behalf of shareholders well-qualified candidates to nominate as directors (individuals who provide a balance in terms of their backgrounds and experience in different industries and professions). It is also responsible for making recommendations to the full Board of Directors with respect to developments in the area of corporate governance and best practices.

        Each of the four members of the Committee is an unrelated director. The current members of the Nominating and Corporate Governance Committee are Messrs. John Vivash (Chair), George Darnell, Rolf Henel and Bruce Simpson.

        In April 2004, the Board of Directors approved a detailed Charter for the Nominating and Corporate Governance Committee. The charter is available on the Company's Web site at www.draxis.com. The charter specifies that the purpose of the committee is to assist the Board of Directors with its oversight responsibilities by:

  •
  Establishing a policy and procedure for identifying and selecting potential nominees for the Board of Directors, including considering the competencies and skills that the Board should possess and the competencies and skills of each existing and potential director;

  •
  Monitoring the Board size and composition and suggesting changes in this respect where appropriate;

  •
  Recommending annually members for election to the Board of Directors;

  •
  Identifying and recommending new candidates for Board membership;

  •
  Developing the Company's approach to governance issues and making recommendations to the Board of Directors in the area of corporate governance practices of the Board;

  •
  Preparing and reviewing with the Board of Directors an annual performance evaluation of the effectiveness of individual Board members and the Board and its Committees. The assessment of the Board examines its effectiveness as a whole and specifically reviews areas that the Board and/or management believe could be improved to ensure the continued effectiveness of the Board in the execution of its responsibilities in accordance with conflict of interest standards;

  •
  Developing and recommending to the Board of Directors standards to be applied to assess material relationships between the Company and its Directors;

  •
  Ensuring that succession planning for senior management of the Company is in place and to report annually to the Board of Directors on organizational succession planning initiatives;

  •
  Reviewing annually the risks identified by the Audit Committee with respect to the risk management policies and procedures of the Company and to ensure such risks are appropriately identified in the Company's public disclosure documentation;

  •
  Revising, as appropriate, in accordance with best practices and legal requirements, the Code of Ethics and Business Conduct for directors, offices and employees, as well as the written Disclosure and Insider Trading Policy for the Company to address, among other things, procedures to monitor insider trading activities, to prevent selective disclosure and to mandate trading blackouts and corporate quiet periods;

  •
  Monitoring compliance with any Board-mandated Director minimum shareholding requirements and monitoring attendance by Directors at Board and Committee meetings;

  •
  Reviewing this Charter periodically and recommending any changes required to its scope and content to the Board; and

  •
  Carrying out any other duties or responsibilities expressly delegated to the Committee by the Board of Directors.

Decisions Requiring Board of Directors Approval

        In addition to those matters that must by law be approved by the Board of Directors, certain other significant matters relating to the business and affairs of the Company require prior approval of the Board of Directors. These matters include:

  (i)
  the approval of management's discussion and analysis of financial results;

  (ii)
  the approval of the quarterly financial statements and earnings announcements;

  (iii)
  the approval of the Company's strategic business plans and directions;

  (iv)
  any related party transaction or any transaction involving any officer or director, regardless of materiality; and

  (v)
  any disposition or expenditure in excess of CDN$1,000,000.

Orientation of New Directors

        In orienting new members to the Board of Directors, members are provided with an opportunity to visit the Company's facilities and to meet with management and other members of the Board of Directors to discuss and understand the business. In addition, detailed documentation is provided relating to the current business plan and current policies of the Company.

Board of Directors Performance

        The Board of Directors regularly discusses the effectiveness of its meetings and decision-making processes by considering and assessing from time to time the performance of the Board of Directors relating to its effectiveness, size, compensation policies and the assessment of management performance.

CEO Performance

        On an annual basis, the Company's President and CEO circulates a proposed strategic plan which is discussed and, if appropriate, adopted by the Board of Directors. This strategic plan forms the basis of the corporate objectives which the CEO is responsible for meeting. The Human Resources and Compensation Committee of the Board of Directors assesses the CEO's performance and recommends to the Board of Directors as a whole, his compensation. Specifically, the Human Resources and Compensation Committee's assessment of the CEO's performance considers matters such as the development of appropriate strategic direction and action plans for the Company, meeting key objectives, identification of significant issues and challenges facing the Company and the development of appropriate solutions to address such issues and challenges.

Shareholder Feedback and Communication

        The Company maintains an investor relations department headed by an Executive Director, Investor Relations, which reports directly to the President and CEO of the Company. In addition, investor relations experts are retained from time to time by the Company to advise on issues and best practices for investor relations. The Company communicates regularly with its shareholders through annual and quarterly reports. At the Company's annual general meeting of shareholders, a full opportunity is afforded for shareholders to ask questions concerning the Company's business. Each shareholder and investor inquiry receives a prompt response from the investor relations department or an appropriate officer of the Company. Information about the Company, including annual reports, interim financial reports and recent news releases, are also available on the Company's Internet website at www.draxis.com. In addition, the Company provides the opportunity for investors in both Canada and the U.S. to pose questions to senior management, including the CEO, the Chief Financial Officer and the Executive Director, Investor Relations through public forums such as conference calls and webcasts.

Board Expectations of Management

        Management is responsible for the day-to-day operations of the Company and is expected to implement the approved strategic business plan within the context of authorized budgets and corporate policies and procedures. The information that management provides to the Board of Directors is critical. Management is expected to report regularly to the Board of Directors in a comprehensive, accurate and timely fashion on the business and affairs of the Company. The Board of Directors monitors the nature of the information requested by and provided to it so that it can effectively identify issues and opportunities for the Company.

Employees

        As at December 31, 2003, the Company and its subsidiaries employed a total of 378 employees. DPI is the largest employer with 284 employees, all located in Montréal, Québec. DRAXIMAGE employs 81 people all in Montréal, Québec. The Company itself employs 13 people, the majority of whom are located in the Province of Ontario. At December 31, 2002 and 2001, the Company and its subsidiaries had 315 and 313 employees, respectively.

Item 7. Major Shareholders and Related Party Transactions

        The Company is not aware of any company, foreign government or natural or legal person that owns or controls the Company, directly or indirectly.

        To our knowledge, the following are the only persons who, as at March 31, 2004, beneficially own, directly or indirectly, or exercise control over our common shares carrying more than five percent (5%) of the votes attached to all of those shares.

Identity of Person or Group	Amount Owned	Percent of Class
Natcan Investment Management Inc.	4,393,667	10.7%
Neil Gagnon	2,826,930	7.6%

        As of April 16, 2004, 18,025,642 common shares (47.7% of the outstanding common shares) were held of record by 554 shareholders whose registered addresses were in the United States. The Company has no knowledge of any other shares held beneficially in the United States.

        As of April 16, 2004, there were a total of 1,131 shareholders of record holding 37,760,307 common shares issued and outstanding.

        To our knowledge, there are no arrangements, the operation of which may, at a subsequent date, result in a change in control.

        The building housing the Company's head office premises at 6870 Goreway Drive in Mississauga, Ontario is owned 50% by Samuel Sarick Limited, a corporation wholly owned by Mr. Sarick, a director of the Company. The original lease for the premises was entered into on April 25, 1994 between Samuel Sarick Limited, Kentlake Construction Limited and Anec Investments Limited, as landlord, and the Company, as tenant. The lease renewal was negotiated between the Company and Samuel Sarick Limited on an arm's-length basis with the assistance of Colliers International retained by the Company and was renewed with Board approval effective May 1, 1999 for a period of five years. The Company believes that the lease terms are consistent with arm's-length comparables and that the annual rent payable of CDN$187,736 is at fair market value. The Company is presently renegotiating the terms of the lease, as it expired on April 30, 2004.

        The Company has made loans to certain key management personnel in connection with its incentive plans and as inducements to enter into employment agreements. These plans have been discontinued, and there will be no further indebtedness under said plans. Details of loans currently outstanding are set forth in the table below.

		Largest Amount Outstanding During 2003 Fiscal Year(1)		Amount Outstanding as at March 31, 2004(1)
Name & Principal Position	Involvement of Issuer or Subsidiary	Fully Recourse Interest Bearing (EPP) (CDN$)	Other Employee Share Participation Plans (CDN$)	Fully Recourse Interest Bearing (EPP) (CDN$)	Other Employee Share Participation Plans (CDN$)	Financially Assisted Securities Purchased During the 2003 Fiscal Year(1) (#)	Security for Indebtedness as at March 31, 2004(1) (#)
Martin Barkin, MD President & Chief Executive Officer	Lender	100,000	175,769	100,000	17,710	nil	54,044 common shares of the Company
Dan Brazier Senior Vice-President, Corporate Development and Strategic Planning	Lender	nil	37,247	nil	nil	3,406(2)	nil
Richard Flanagan President, DRAXIMAGE	Lender	30,000	20,076	30,000	6,556	nil	16,791 common shares of the Company
Mark Oleksiw Chief Financial Officer	Lender	nil	nil	nil	nil	nil	nil
John Durham President, Draxis Pharma Inc.	Lender	nil	nil	nil	nil	nil	nil

(1)
These figures take into account indebtedness pursuant to the Employee Stock Ownership Plan, the Employee Participation Share Purchase Plan and the Equity Purchase Plan:

  Employee Stock Ownership Plan: through an interest-free loan mechanism, each employee of the Company, including each named executive officer, is granted annually a number of common shares of the Company equal to 7% of total cash compensation. See "Discontinued Plans—Stock Ownership Plan;"

  Employee Participation Share Purchase Plan: subscription proceeds were loaned to each named executive officer on a non-recourse, interest free basis. Amounts referenced in this table include any outstanding loans relating to Participation Shares, Series A, Series B and Series C. See "Discontinued Plans—Employee Participation Share Purchase Plan;" and

  Equity Purchase Plan: the Company loans funds to participating named executive officers on a full recourse, interest-bearing basis. See "Discontinued Plans—Equity Purchase Plan."

(2)
See "Incentive Plans—Stock Option Plan—Note 1."

Item 8. Financial Information

        The Company's Consolidated Financial Statements are attached as pages F-1 through F-29. There have been no significant changes since the date of the financial statements.

Legal/Arbitration Proceedings

        From time to time, the Company becomes involved in legal proceedings and claims which arise in the ordinary course of business. With the exception of the matter described below related to Anipryl®, the Company considers that the ultimate liability with respect to any known actions will not materially affect the business, financial position, results of operations or cash flows of the Company.

        In 1998, a Canadian legal proceeding was launched against the Company and DAHI by a former consultant, Jozsef Knoll, claiming royalty entitlements based on the net profit from sales of Anipryl®. Total damages claimed are $100 million. The plaintiff also claims entitlement to certain shares of DAHI. The plaintiff has taken no steps in the last four years to move the claim forward and may not do so. The Company believes that it has good defenses to this claim and that it is without merit and has and will continue to vigorously defend itself.

        From 2000 until November 2003, the Company and DAHI were involved in U.S. and Canadian legal proceedings with the University of Toronto and the University of Toronto Innovations Foundation. One dispute related to the terms of a 1992 license agreement under which Innovations Foundation claimed entitlement to a portion of the consideration earned by DAHI with respect to Anipryl®. The second dispute related to a 1988 contract research agreement under which the University of Toronto claimed a declaration of ownership and an order for assignment of patents and damages related to certain Anipryl®-related intellectual property. In November 2003, the University of Toronto and the University of Toronto Innovations Foundation dismissed these lawsuits without payment by the Company or DAHI.

Item 9. The Offer and Listing

        The Company's common shares are listed on The Toronto Stock Exchange (the "TSX") under the symbol "DAX." The following table sets forth, in Canadian dollars, the per share high and low sales prices on the TSX for the five most recent full financial years:

Years	High	Low
1999	4.57	1.41
2000	5.95	2.05
2001	4.40	2.11
2002	5.60	2.00
2003	4.75	1.61

        The following table sets forth, in Canadian dollars, the per share high and low sales prices on the TSX by fiscal quarter for 2003 and 2002.

2003	High	Low
First Quarter	2.50	1.61
Second Quarter	2.50	1.72
Third Quarter	3.07	2.15
Fourth Quarter	4.75	2.41
2002	High	Low
First Quarter	4.98	3.60
Second Quarter	5.68	3.75
Third Quarter	4.15	2.51
Fourth Quarter	3.00	2.00

        The following table sets forth, in Canadian dollars, the per share high and low sales prices on the TSX for the most recent six months:

Last 6 months	High	Low
November 2003	4.75	3.10
December 2003	4.40	3.25
January 2004	5.49	3.18
February 2004	4.86	3.81
March 2004	7.90	5.35
April 2004	7.03	4.78

        The common shares are quoted on the NASDAQ National Market System ("NASDAQ") in the United States under the symbol "DRAX." The following table sets forth, in U.S. dollars, the per share high bid and low asked prices on NASDAQ for the five most recent full financial years:

Years	High	Low
1999	3.12	0.97
2000	4.62	1.03
2001	2.79	1.45
2002	3.67	1.29
2003	3.70	1.09

        The following table sets forth, in U.S. dollars, the per share high and low asked prices on NASDAQ in U.S. dollars, by fiscal quarter for 2003 and 2002:

2003	High	Low
First Quarter	1.66	1.09
Second Quarter	1.85	1.18
Third Quarter	2.23	1.55
Fourth Quarter	3.70	1.80
2002	High	Low
First Quarter	3.14	2.22
Second Quarter	3.67	2.45
Third Quarter	2.72	1.59
Fourth Quarter	1.90	1.29

        The following table sets forth, in U.S. dollars, the per share high and low sales prices on NASDAQ for the most recent six months:

Last 6 months	High	Low
November 2003	3.70	2.27
December 2003	3.50	2.45
January 2004	5.49	3.18
February 2004	4.05	3.81
March 2004	5.94	4.06
April 2004	5.36	3.46

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

        Under the Company's bylaws and the Articles of Amalgamation, a director of the Company need not be a shareholder. However, in June 2001 the Board of Directors established a corporate policy requiring each current Director to acquire by June 2004 (or in the case of future Board of Directors members, within three years of their appointment) common shares in the Company equal to five times his or her annual honorarium. Compliance with this policy will be monitored annually by the Nominating and Corporate Governance Committee.

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

  •
  is with an affiliate.

        The Board of Directors may, on behalf of the Company and without authorization of its shareholders:

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

        The Act prohibits the giving of a guarantee to any shareholder, director, officer or employee of the Company or of an affiliated corporation or to an associate of any such person for any purpose or to any person for the purpose of or in connection with a purchase of a share issued or to be issued by the Company or its affiliates, where there are reasonable grounds for believing that the Company is or, after giving the guarantee, would be unable to pay its liabilities as they become due, or the realizable value of the Company's assets in the form of assets pledged or encumbered to secure a guarantee, after giving the guarantee, would be less than the aggregate of the Company's liabilities and stated capital of all classes.

        These borrowing powers may be varied by the Company's bylaws or its Articles of Amalgamation. However, the Company's bylaws and Articles of Amalgamation do not contain any restrictions on or variations of these borrowing powers.

Share Capitalization

        The Company's Articles of Amalgamation authorize the issuance of an unlimited number of common shares (37,760,307 of which are outstanding as of April 16, 2004), an unlimited number of preferred shares (none of which are issued and outstanding), and 2,000,000 Employee Participation Shares (2,000,000 of which have been issued and none of which remain outstanding as of April 16, 2004). The Articles of Amalgamation do not authorize the issuance of any other class of shares.

Common Shares

        The holders of the common shares of the Company are entitled to receive notice of and to attend all meetings of the shareholders of the Company and have one vote for each common share held at all meetings of shareholders. The directors are elected at each annual meeting of shareholders and do not stand for re-election at staggered intervals.

        The holders of common shares are entitled to receive dividends and the Company will pay dividends, as and when declared by the Board of Directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors may from time to time determine, subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to or ratably with the holders of the common shares, and all dividends which the Board of Directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

        In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the common shares shall, subject to the rights of the holders of any other class or shares of the Company entitled to receive the assets of the Company upon such distribution in priority to or ratably with the holders of the common shares, be entitled to participate ratably in any distribution of the assets of the Company.

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

        Subject to the provisions relating to any particular series, the Company may redeem the whole or any part of the preferred shares on any one or more series outstanding from time to time at such price or prices as may be applicable to such series by giving at least thirty (30) days' prior notice in writing of the intention of the Company to redeem such shares to each person who at the date of giving such notice is the registered holder of preferred shares to be redeemed.

Employee Participation Shares

        On February 16, 1995, the Board of Directors of the Company authorized the issuance of 975,000 Series A Participation Shares; on December 18, 1995, the Board of Directors of the Company authorized the issuance of 555,000 Series B Participation Shares and on May 12, 1999, the Board of Directors of the Company authorized the issuance of 470,000 Series C Participation Shares. The

Employee Participation Share Purchase Plan (the "EP Plan") was discontinued effective December 4, 2002.

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
  the denominator of which shall be the "Fair Market Value of a Common Share" (as defined in the Articles of Amalgamation and the terms of the EP Plan) as at the earlier of the two dates described in 1; provided that no fractional common shares will be issued and no payment will be made in respect of fractional common shares.

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

  Rights Exercise Privilege

        The Rights will separate from the shares to which they are attached and will become exercisable at the time (the "Separation Time") that is ten trading days after the earlier of a person having acquired, or the commencement, announcement or other date determined by the Board of Directors in respect of a takeover bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a takeover bid permitted by the Rights Plan (a "Permitted Bid").

        The acquisition of Beneficial Ownership (as defined in the Rights Plan) by any person (an "Acquiring Person"), including others acting in concert, of 20% or more of the common shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event." Under the Rights Plan, there are certain exceptions to that rule, including (i) the Company or a subsidiary of the Company, (ii) a person who acquires 20% or more of the outstanding common shares through, among other things, a share redemption or a Permitted Bid, (iii) an underwriter or selling group member during the course of a public distribution; or (iv) investment and fund managers, trust companies and other persons who are managing investment funds, pension funds or plans, estates or accounts on behalf of another person, provided they are not making, or are not part of a group making, a takeover bid. Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such will become void upon the occurrence of a Flip-in Event.

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

  Permitted Bid Requirements

        The requirements of a Permitted Bid include the following:

  •
  the takeover bid must be made by way of a takeover bid circular to all holders of common shares;

  •
  the takeover bid must not permit common shares tendered pursuant to the takeover bid to be taken up prior to the expiry of a period of not less than 60 days and only if at such time more than 50% of the common shares held by shareholders other than the bidder, its affiliates, associates and persons acting jointly or in concert with the bidder (the "Independent Shareholders") have been tendered pursuant to the takeover bid and not withdrawn; and

  •
  if more than 50% of the common shares held by Independent Shareholders are tendered to the takeover bid within the 60-day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of common shares for an additional 10 business days from the date of such public announcement.

        The Rights Plan allows a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

  Waiver

        The Board of Directors may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event (an "Exempt Acquisition") that would result from a takeover bid made by way of a takeover bid circular to all holders of common shares, provided that in such circumstances the Board shall be deemed to have waived the application of the Rights Plan to any other Flip-in Event occurring as a result of a takeover bid made by way of a takeover bid circular to all holders of common shares prior to the expiry of any takeover bid in respect of which the Rights Plan has been waived. The Board of Directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Company within 14 days or such other period as may be specified by the Board of Directors.

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

        Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor's report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on and must state the text of any special resolution or bylaw to be submitted to the meeting.

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

Limitations on Right to Own Securities

        Neither Canadian law nor the Company's Articles of Amalgamation or bylaws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the "Investment Act"). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a "WTO Investor," as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the book value of the assets of the Company were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment, the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company (in 2003) and the value of the assets of the Company equaled or exceeded CDN$223.0 million. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member. A corporation or other entity will be a "WTO Investor" if it is a "WTO Investor-controlled entity," pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving the Company's common shares would be exempt from the Investment Act, including:

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

Material Contracts

        On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan to return the Canadian rights for several of Elan's unapproved neurology products from its DRAXIS Pharmaceutica division in exchange for a cash payment of $6.5 million. This amendment is Exhibit 4.5 to this annual report.

        On October 24, 2002, the Company entered into a First Amendment to the Subscription Agreement among the Company, DPI and SGF, which provided for additional share subscriptions by the Company and SGF in three separate and equal tranches. On October 24, 2002, the Company and SGF subscribed for 748,319 common shares and 362,792 common shares, respectively, in the capital of DPI at a subscription price of CDN$1.50 per share. The aggregate subscription price was CDN$1,666,667. On December 31, 2002, the Company and SGF subscribed for 748,319 common shares and 362,792 common shares, respectively, in the capital of DPI at a subscription price of CDN$1.50 per share. The aggregate subscription price was CDN$1,666,667. On March 28, 2003, the Company and SGF subscribed for 748,319 common shares and 362,792 common shares, respectively, in the capital of DPI at a subscription price of CDN$1.50 per share. The aggregate subscription price was CDN$1,666,667. This amendment is Exhibit 4.6 to this annual report.

        On April 22, 2004, the Company entered into a Share Purchase Agreement with SGF, pursuant to which the Company purchased from SGF 7,670,827 common shares of DPI, representing a 32.7% minority interest in DPI, for $9.6 million (CDN$13 million) in cash. This agreement is Exhibit 4.7 to this annual report.

        On July 16, 2003, DPI entered into a Share Purchase Agreement with Mohammed Barkat, pursuant to which DPI purchased from Mr. Barkat 101,425 common shares of DPI for CDN$152,138, CDN$83,376 of which was used to repay a loan from DPI to Mr. Barkat, and the remaining $68,762 was paid in cash. This agreement is Exhibit 4.8 to this annual report.

        On July 16, 2003, DPI entered into a Share Purchase Agreement with Michel Sauvageau, pursuant to which DPI purchased from Mr. Sauvageau 70,028 common shares of DPI for CDN$105,042, CDN$59,999 of which was used to repay a loan from DPI to Mr. Sauvageau, and the remaining $45,043 was paid in cash. This agreement is Exhibit 4.9 to this annual report.

        On April 2, 2004, DRAXIS entered into an Underwriting Agreement with Desjardins Securities Inc. and CIBC World Markets Inc. pursuant to which the underwriters agreed to purchase, on a bought deal basis, 3,053,436 units of the Company at a purchase price of $4.82(CDN$6.55) per unit, for aggregate gross proceeds to DRAXIS of approximately $14,704,000 (CDN$20,000,000). DRAXIS granted the underwriters an over-allotment option to purchase up to an additional 458,016 units, exercisable at the issue price any time up to 30 days following closing of the offering, representing additional gross proceeds of up to $2,206,000 (CDN$3,000,000). Each unit consists of one common share of the Company and one-half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of CDN$8.50 at any time prior to April 24, 2006. This agreement is Exhibit 4.12 to this annual report.

        On July 22, 2003, the Company entered into an Asset Purchase Agreement with Shire, pursuant to which the Company sold Shire the rights to substantially all remaining products of its Canadian pharmaceutical sales and marketing division, Draxis Pharmaceutica, in return for US$9.6 million (CDN$13.5 million) in cash and up to an additional US$2.9 million (CDN$4.0 million) in market-driven contingent milestone payments, plus royalties on future product sales. Under the terms of the agreement, DRAXIS received the value of acquired inventories, and Shire assumed responsibility for the financial provisions of the license agreement related to Permax®. This agreement is Exhibit 4.13 to this annual report.

        On September 24, 2003, the Company, upon the recommendation of the Human Resources and Compensation Committee, entered into a Retirement Compensation Agreement ("RCA") with Dr. Barkin to phase out the liability of the Company under the termination without cause provisions of his employment agreement. The RCA calls for the Company to make payments totalling CDN$1.4 million to Dr. Barkin, CDN$600,000 which was paid in August 2003; and the remaining CDN$800,000 is to be paid in equal quarterly installments in arrears commencing with the fourth quarter of 2003 and ending with the fourth quarter of 2005. Dr. Barkin's employment agreement has been amended to provide that upon the last RCA payment, the Company shall have no liability toward Dr. Barkin with respect to the termination without cause provisions of his employment agreement. However, in the event of a termination without cause following a defined change of control of the Company, any payments received by Dr. Barkin pursuant to the RCA shall be credited to the lump sum amount to be paid to him upon said event. This agreement is Exhibit 4.23 to this annual report.

        In April 2004, the Company entered into an employment agreement with Mr. Brazier, pursuant to which Mr. Brazier is entitled, in the event his employment is terminated without cause during the period commencing July 21, 2003 and ending July 21, 2005, to two times his base salary. In the event that Mr. Brazier determines, during the period commencing June 1, 2005 and ending on June 30, 2005, in his discretion, that the position of Senior Vice President Corporate Development and Strategic Planning is not satisfactory to him, then he may terminate his employment and receive the sum that the Company would have paid to him following the Shire transaction if his employment had been terminated at that time following the change of control of DRAXIS Pharmaceutica. In the event that Mr. Brazier is terminated without cause after July 21, 2005, he would be entitled to receive a payment equal to one year of base salary. This agreement is Exhibit 4.24 to this annual report.

        In April 2003, the Company entered into an employment agreement with Mr. Durham, pursuant to which Mr. Durham agreed to be employed as the President of DPI. In the event that Mr. Durham is terminated without cause, he would be entitled to receive a payment equal to one year of base salary. In the event that Mr. Durham is terminated following a defined change of control, he would be entitled to receive a payment equal to two years of base salary. This agreement is Exhibit 4.27 to this annual report.

        In October 2003, the Company entered into an employment agreement with Ms. Gualtieri, pursuant to which Ms. Gualtieri agreed to be employed as General Counsel and Corporate Secretary of DRAXIS. In the event that Ms. Gualtieri is terminated without cause, she would be entitled to receive a payment equal to one year of base salary. In the event that Ms. Gualtieri is terminated following a defined change of control, she would be entitled to receive a payment equal to two years of base salary. This agreement is Exhibit 4.29 to this annual report.

        In March 2004, the Company entered into an employment agreement with Mr. Huang, pursuant to which Mr. Huang agreed to be employed as Vice President Finance of DRAXIS. In the event that Mr. Huang is terminated without cause, he would be entitled to receive a payment equal to one year of base salary. In the event that Mr. Huang is terminated following a defined change of control, he would be entitled to receive a payment equal to two years of annual remuneration. This agreement is Exhibit 4.31 to this annual report.

        In March 2004, the Company entered into an employment agreement with Mr. Oleksiw, pursuant to which Mr. Oleksiw agreed to be employed as Chief Financial Officer of DRAXIS. In the event that Mr. Oleksiw is terminated without cause, he would be entitled to receive a payment equal to one year of base salary. In the event that Mr. Oleksiw is terminated following a defined change of control, he would be entitled to receive a payment equal to two years of annual remuneration. This agreement is Exhibit 4.32 to this annual report.

        In March 2004, in order to conform with the terms of the Stock Option Plan approved by the shareholders of the Company in 2001, the Company entered into amended employment agreements with Mr. Carter, Mr. Durham, Ms. Gualtieri and Mr. Ormiston. Under the terms of the amended employment agreements, in the event of termination of employment following a defined change of control of the Company, Mr. Carter, Mr. Durham, Ms. Gualtieri and Mr. Ormiston, as the case may be, would be entitled to exercise all stock options and other securities, including those not then otherwise exercisable. In addition, under the terms of the amended employment agreement, Ms. Gualtieri is entitled, in the event of a termination following a defined change of control, to receive a payment equal to two years annual remuneration. These agreements are Exhibits 4.26, 4.28, 4.30 and 4.34 to this annual report.

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

Taxation

        The following summary describes the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the "ITA") to a holder of the Company's common shares who has never been resident or deemed to have been resident in Canada for the purposes of the ITA and who holds common shares as capital property and does not hold or use and is not deemed to hold or use such common shares in or in the course of carrying on a business in Canada. The summary is based on the current provisions of the ITA, the regulations thereunder in force on the date hereof, all proposed amendments to the ITA and regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Amendments"), and on the understanding of counsel of the current published administrative and assessing practices of the Canada Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax considerations, and except as mentioned above, does not take into account any prospective changes to the tax law of Canada, whether occasioned by legislative, governmental, or judicial action. Further, the summary does not take account of foreign or provincial tax legislation or considerations that may vary from the Canadian federal income tax implications described herein. This summary does not purport to be, nor should it be construed as, legal or tax-related advice to any holder of common shares. Each holder of common shares should consult his or her own tax advisor.

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

        To the extent that the common shares do constitute TCP of the non-resident holder and the disposition thereof results in a capital gain, such holder will normally be obliged to recognize that gain and pay tax thereon pursuant to the provisions of the ITA. However, the Treaty will normally apply to exempt the United States resident holder of common shares from such tax, provided that the value of such shares is not derived principally from real property and/or interests therein situate in Canada at the time the common shares are disposed of and provided such holder does not have and has not had within the 12-month period preceding the disposition a permanent establishment or fixed base available to such holder in Canada.

Disposition by shareholders who are residents of Canada

        On a disposition or deemed disposition of a common share of the Company a resident of Canada holder will receive a capital gain (or capital loss) equal to the amount by which the proceeds of disposition for the common share exceeded (or are less than) the aggregate of any cost of disposition and the adjusted cost base to the holder of the common share of the Company immediately before the disposition. Pursuant to the ITA, a holder of common shares of the Company who is a resident of Canada will be required to include in income one-half (1/2) of the amount of any capital gain and may deduct one-half (1/2) of the amount of any capital loss against taxable capital gains realized by the holder in the year of the disposition. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three proceeding years or carried forward and deducted in any following year against taxable capital gains realized in such years to the extent and under the circumstances described in the ITA and the Amendments.

        A Canadian-controlled private corporation will also be subject to a refundable tax of sixty-six and two-thirds percent (66 2/3%) on certain investment income, including taxable capital gains realized on the disposition of common shares of the Company, that will be refundable when the corporation pays taxable dividends (at a rate of CDN$1.00 for every CDN$3.00 of taxable dividend paid).

        A capital loss realized by a holder of common shares of the Company that is a corporation, a partnership of which a corporation is a member or a trust of which a corporation is a beneficiary may be reduced by the amount of dividends received in certain circumstances. Capital gains received by an individual may give rise to a liability for alternative minimum tax.

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

Foreign Currency Risk

        The Company's reporting currency is the U.S. dollar. The functional currency for its Canadian operations—which includes the radiopharmaceutical segment, contract manufacturing segment and royalties and milestones related to product rights sold to Shire—is the Canadian dollar. Accordingly, the Company's foreign exchange exposure for accounting purposes mainly relates to U.S.-denominated monetary assets of these operations. The Company currently does not actively hedge this exposure but reduces the exposure by maintaining the minimum level of U.S.-denominated cash available to meet its short-term cash requirements.

Interest Rate Risk

        The primary objective of our investment policy is the protection of principal, and accordingly we invest in high-grade commercial paper and government securities with varying maturities, but typically less than 90 days. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk. Therefore, a 100-basis-point adverse change in interest rates would not have a material effect on our investment portfolio.

        We are exposed to interest rate risk on borrowings from our term bank loan facility and unsecured obligation. The term bank loan facility bears interest based on the Canadian dollar prime rate and the unsecured obligation bears interest based on the Bank of Canada rate. Based on projected advances under both facilities, a 100-basis-point adverse change in interest rates would not have a material effect on our financial position.

Item 12.    Description of Securities Other Than Equity Securities

        Not Applicable

Management's Report

        The Company's management is responsible for preparing the accompanying consolidated financial statements in conformity with United States generally accepted accounting principles ("GAAP"). In preparing these consolidated financial statements, management selects accounting policies and uses its judgment and best estimates, as appropriate in the circumstances. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

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

        Financial statements prepared in accordance with Canadian GAAP are available to all shareholders.

/s/ Martin Barkin, MD, FRCSC	/s/ Mark Oleksiw,CA
President and Chief Executive Officer	Chief Financial Officer

Mississauga, Ontario
February 5, 2004, except for Note 25, which is as of March 31, 2004

Independent Auditors' Report

To the Shareholders of
DRAXIS Health Inc.

        We have audited the consolidated balance sheets of DRAXIS Health Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with generally accepted accounting principles in the United States of America.

        On February 5, 2004, except for Note 25, which is as of March 31, 2004, we reported separately to shareholders of the Company, based on our audits, where we expressed an opinion without reservation on the financial statements for the same periods prepared in accordance with generally accepted accounting principles in Canada.

/s/ DELOITTE & TOUCHE LLP
Chartered Accountants

Montreal, Quebec
February 5, 2004, except for Note 25, which is as of March 31, 2004

DRAXIS HEALTH INC.

Consolidated Statements of Operations

Years ended December 31

(in thousands of U.S. dollars except share-related data)

	2003	2002	2001
REVENUES
Product sales	$40,535	$30,338	$27,151
Royalty and licensing (Note 17)	8,658	8,302	6,752

	49,193	38,640	33,903

EXPENSES
Cost of goods sold (Note 4)	27,722	23,404	22,045
Selling, general and administration	9,904	7,542	6,369
Research and development	1,594	1,996	1,280
Depreciation and amortization	3,287	2,804	2,436

	42,507	35,746	32,130

Operating income	6,686	2,894	1,773
Financing expense, net (Note 5)	(1,532)	(280)	(25)

Income before undernoted	5,154	2,614	1,748
Income taxes (Note 6)	874	(154)	3,049
Minority interest	391	252	286

Income (loss) from continuing operations	4,671	3,020	(1,015)
Income (loss) from discontinued operations, net of taxes (Note 7)	8,531	(834)	(569)

Net income (loss)	$13,202	$2,186	$(1,584)

Basic income (loss) per share (Note 8)
from continuing operations	$0.13	$0.08	$(0.03)
from discontinued operations	0.23	(0.02)	(0.02)

	$0.36	$0.06	$(0.05)

Diluted income (loss) per share (Note 8)
from continuing operations	$0.13	$0.08	$(0.03)
from discontinued operations	0.23	(0.02)	(0.02)

	$0.36	$0.06	$(0.05)

APPROVED BY THE BOARD
/s/ Brian King	/s/ Martin Barkin, MD
Director	Director
Director

See the accompanying notes to the Consolidated Financial Statements

DRAXIS HEALTH INC.

Consolidated Balance Sheets

December 31

(in thousands of U.S. dollars except share-related data)

	2003	2002
ASSETS
CURRENT
Cash and cash equivalents	$10,563	$4,899
Restricted cash (Note 9)	976	—
Accounts receivable (Note 10)	9,898	7,934
Inventories (Note 11)	6,096	6,134
Prepaid expenses	688	415
Deferred income taxes, net (Note 6)	2,806	990

	31,027	20,372
Property, plant and equipment, net (Note 12)	32,917	26,054
Goodwill, net (Note 13)	677	556
Intangible assets, net (Note 14)	1,974	7,724
Other assets	565	627
Deferred income taxes, net (Note 6)	9,393	12,618

	$76,553	$67,951

LIABILITIES
CURRENT
Bank indebtedness (Note 15)	$—	$884
Accounts payable and accrued liabilities (Note 16)	6,708	9,189
Current portion of deferred revenues (Note 17)	5,309	5,142
Current portion of long-term debt (Note 18)	981	2,158
Customer deposits	591	2,314

	13,589	19,687
Deferred revenues (Note 17)	7,593	13,852
Long-term debt (Note 18)	9,485	10,568
Minority interest	4,239	3,617

	34,906	47,724

Commitments and contingencies (Note 22)
SHAREHOLDERS' EQUITY
Common stock, without par value of unlimited shares authorized, 37,297,817 and 37,098,690 issued and outstanding at December 31, 2003 and 2002, respectively	61,175	60,652
Additional paid-in capital	15,667	15,550
Employee participation shares; 2,000,000 shares authorized (Note 20(c))	86	140
Less: loans receivable	(86)	(140)
Deficit	(35,481)	(48,683)
Accumulated other comprehensive income (loss)	286	(7,292)

	41,647	20,227

	$76,553	$67,951

See the accompanying notes to the Consolidated Financial Statements

DRAXIS HEALTH INC.

Consolidated Statements of Shareholders' Equity

December 31

(in thousands of U.S. dollars except share-related data)

	2003	2002	2001
Common Stock (Number of Shares)
Balance, beginning of year	37,098,690	36,613,434	36,565,102
Exercise of warrants	—	—	—
Exercise of options	240,334	468,168	48,332
Exercise of employee participation shares	9,093	17,088	—
Repurchased for cancellation	(50,300)	—	—

Balance, end of year	37,297,817	37,098,690	36,613,434

Common Stock
Balance, beginning of year	$60,652	$59,781	$59,698
Exercise of options	563	817	83
Exercise of employee participation shares	30	54	—
Repurchased for cancellation	(70)	—	—

Balance, end of year	$61,175	$60,652	$59,781

Additional Paid-In Capital
Balance, beginning of year	$15,550	$15,476	$15,476
Stock compensation	112	—	—
Fair value associated with expired warrants	—	74	—
Common shares purchased for cancellation (Note 20(e))	5	—	—

Balance, end of year	$15,667	$15,550	$15,476

Employee Participation Shares
Balance, beginning of year	$140	$166	$166
Cancellation of employee participation shares	(27)	—	—
Exercise of employee participation shares	(27)	(26)	—

Balance, end of year	$86	$140	$166

Employee Participation Shares-Loans Receivable
Balance, beginning of year	$(140)	$(166)	$(166)
Cancellation of employee participation shares	27	—	—
Exercise of employee participation shares	27	26	—

Balance, end of year	$(86)	$(140)	$(166)

Warrants
Balance, beginning of year	$—	$74	$74
Expiry of warrants	—	(74)	—

Balance, end of year	$—	$—	$74

Deficit
Balance, beginning of year	$(48,683)	$(50,869)	$(49,285)
Net income (loss)	13,202	2,186	(1,584)

Balance, end of year	$(35,481)	$(48,683)	$(50,869)

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of year	$(7,292)	$(7,584)	$(5,155)
Other comprehensive income (loss)	7,578	292	(2,429)

Balance, end of year	286	(7,292)	(7,584)

Total shareholders' equity	$41,647	$20,227	$16,878

Comprehensive Income (Loss)
Foreign currency translation adjustments	$7,578	$292	$(2,429)

Other comprehensive income (loss)	7,578	292	(2,429)
Net income (loss)	13,202	2,186	(1,584)

Total comprehensive income (loss)	$20,780	$2,478	$(4,013)

See the accompanying notes to the Consolidated Financial Statements

DRAXIS HEALTH INC.

Consolidated Statements Of Cash Flows

Years ended December 31

(in thousands of U.S. dollars)

	2003	2002	2001
CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
Net income (loss) from continuing operations	$4,671	$3,020	$(1,015)
Adjustments to reconcile net income (loss) from continuing operations to net cash (used in) from operating activities
Amortization of deferred revenues	(6,811)	(6,568)	(4,783)
Depreciation and other amortization	3,287	2,804	2,436
Stock compensation	112	28	—
Deferred income taxes	39	(1,181)	872
Minority interest	(391)	(252)	(286)
Other	799	376	470
Changes in operating assets and operating liabilities
Accounts receivable	(285)	(401)	(991)
Inventories	(93)	(835)	675
Income taxes	(803)	(235)	1,592
Prepaid expenses	(149)	(185)	495
Accounts payable and accrued liabilities	(3,597)	1,245	1,850
Current portion of deferred revenues	—	—	1,629

	(3,221)	(2,184)	2,944

CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(3,536)	(5,390)	(5,363)
(Increase) decrease in intangible assets	(122)	(60)	75
Increase in deferred revenues	165	899	1,722

	(3,493)	(4,551)	(3,566)

CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
Proceeds from bank indebtedness	4,942	382	434
Repayment of bank indebtedness	(5,927)	(1,190)	—
Proceeds from long-term debt	947	5,243	—
Repayment of long-term debt	(3,013)	(172)	(762)
Proceeds from customer deposits	80	709	2,000
Repayment of customer deposits	(2,124)	(232)	—
Exercise of warrants, options and employee participation shares	593	844	83
Common shares purchased for cancellation	(65)	—	—
Issue of common shares by subsidiary to minority interest (Note 19)	365	969	—
Repurchase of common shares by subsidiary from minority interest	(140)	(177)	—

	(4,342)	6,376	1,755

Effect of foreign exchange rate changes on cash and cash equivalents	597	95	(26)

Net cash (used in) from continuing operations	(10,459)	(264)	1,107
Net cash from (used in) discontinued operations	16,123	(439)	75

Net increase (decrease) in cash and cash equivalents	5,664	(703)	1,182
Cash and cash equivalents, beginning of period	4,899	5,602	4,420

Cash and cash equivalents, end of period	$10,563	$4,899	$5,602

Additional Information
Interest paid	$700	$417	$634
Income taxes paid	$1,882	$1,791	$336

See the accompanying notes to the Consolidated Financial Statements

DRAXIS HEALTH INC.
Notes to the Consolidated Financial Statements
(in thousands of U.S. dollars except share-related data)

1.    Nature of Operations

        DRAXIS Health Inc. ("DRAXIS" or the "Company") is an integrated pharmaceutical company focused in two specialty segments: the development, production, marketing and distribution of radiopharmaceuticals through its wholly owned subsidiary DRAXIMAGE Inc. ("DRAXIMAGE") and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through its 67.3%-owned subsidiary DRAXIS Pharma Inc. ("DPI"). The Company's common shares are listed on NASDAQ and the Toronto Stock Exchange.

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

  (b)    Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its subsidiary companies with provision for minority interests. The Company's effective interest in the voting equity share capital of its principal subsidiaries is 100%, except in the case of DPI, for which it is 67.3% (2002-66.9%; 2001-65.9%). All intercompany transactions and balances are eliminated on consolidation.

  (c)    Minority Interest

        Minority interest represents the minority shareholders' proportionate share of equity and net income or loss of DPI.

  (d)    Use of Estimates

        The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for items and matters such as asset impairments, allowance for uncollectible accounts receivable, inventory obsolescence, warranties and provisions, amortization, deferred and current income taxes, stock compensation and contingencies.

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

        Amounts received from customers as prepayments for products to be shipped or services provided in the future are reported as customer deposits.

        Product sales include related service revenues which are recognized at the time of performance or proportionately over the term of the contract, as appropriate.

        Royalty and Licensing—Royalty revenue is recognized on an accrual basis in accordance with contractual agreements when all significant contractual obligations have been satisfied, the amounts are determinable and collection is reasonably assured. Royalty revenue is net of amounts owing to sublicensees where the Company is acting as an agent for the sublicensee.

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

  (j)    Inventories

        Inventories are comprised of raw materials, work-in-process and finished goods. Raw materials are valued at the lower of cost on a moving average basis and replacement cost. Work-in-process is valued at the lower of cost and net realizable value and includes material, direct labour, and related manufacturing and overhead costs. Finished goods are valued at the lower of cost on a first-in, first-out basis and net realizable value and include all related manufacturing, packaging and overhead costs.

  (k)    Property, Plant and Equipment

        Property, plant and equipment are reported at cost, less accumulated depreciation. The Company provides for depreciation using the following methods and applying rates estimated to amortize the cost over the useful life of the assets:

Building	straight-line over 25 years
Equipment	20%-30% declining balance and straight-line over 5-10 years

        Expenditures for construction of assets incurred prior to productive use are reflected as assets under construction. Depreciation commences when an asset is substantially completed and ready for productive commercial use.

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

Patents and trademarks	10 years
Licenses	9 - 15 years

        The Company uses a discounted cash flow model to value the assessments of impairment that requires assumptions about the timing and amount of future cash flows, risk, the cost of capital and terminal values. Intangible assets are reviewed for impairment on an annual basis.

  (n)    Stock-based Compensation

        Under the provisions of SFAS No. 123, "Accounting for Stock Compensation," companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair-value-based method or can continue to recognize compensation cost using the intrinsic value method under the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." However, if the provisions of APB No. 25 are applied, pro forma disclosure of net income (loss) and earnings (loss) per share must be presented in the financial statements as if the fair-value method had been applied. For all periods presented, the Company recognized compensation costs under the provisions of APB No. 25, and the Company has provided the expanded disclosure required by SFAS No. 123.

3.    Accounting Changes

  (a)    Goodwill and Other Intangible Assets

        Effective January 1, 2002, the Company adopted the new recommendations of the SFAS with respect to Statement No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, which can only be applied prospectively, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment upon adoption of the new standard and at least annually thereafter. The Company has assessed its goodwill by applying the prescribed method of comparing the fair value of its reporting unit to its carrying value and determined that there has been no goodwill impairment. The Company does not have any intangible assets with indefinite lives.

        The following is a reconciliation of net income (loss) to reflect the impact of no longer amortizing goodwill effective January 1, 2002.

	2003	2002	2001
Net income (loss), as reported	$13,202	$2,186	$(1,584)
Amortization expense on goodwill	—	—	103

Net income (loss), adjusted	$13,202	$2,186	$(1,481)

  (b)    Business Combinations

        Effective January 1, 2002, the Company adopted the new recommendations of the SFAS with respect to Statement No. 141, "Business Combinations." Under SFAS No. 141, if certain criteria are met upon the initial adoption, reclassifications between goodwill and other intangible assets are required for any business combinations before July 1, 2001. The implementation of SFAS No. 141 resulted in reclassifications from goodwill to intangible assets of $1,627.

4.    Cost of Goods Sold

        On July 28, 2003, Draxis received insurance proceeds of $730 in settlement of physical damage and business interruption losses related to installation problems of its first lyophilizer unit in 2000. The damage resulted in, amongst other things, delays in the commissioning of the lyophilization unit and in obtaining FDA approvals for the transfer of production of the DRAXIMAGE line of lyophilized diagnostic imaging products to DRAXIS Pharma Inc. FDA approval was ultimately obtained in 2001 and costs incurred related to the incident were charged to the statement of operations when incurred. No accrual for insurance proceeds had been previously recorded as the claim represented a contingent gain. The proceeds were recognized as a reduction to cost of goods sold in the third quarter of 2003.

5.    Financing Expense

	2003	2002	2001
Interest income	$144	$155	$164
Financing expense	(975)	(422)	(567)
Foreign exchange (loss) gain	(701)	(13)	378

	$(1,532)	$(280)	$(25)

6.    Income Taxes

	2003	2002	2001
The components of income tax expense are as follows:
Current	$932	$1,144	$1,254
Deferred	(58)	(1,298)	1,795

	$874	$(154)	$3,049

        The reported income tax expense differs from the expected amount calculated by applying the Company's Canadian combined federal and provincial tax rate to income before income tax expense. The reasons for this difference and the related tax effects are as follows:

	2003	2002	2001
Income before income taxes from continuing operations	$5,154	$2,614	$1,748
Canadian combined federal and provincial tax rate	34.0%	36.4%	37.5%

Expected income tax expense	$1,753	$951	$656
Increase (decrease) resulting from:
Foreign tax rate differences	—	(90)	(191)
Effects on deferred income taxes from reduction in Canadian income tax rates	—	178	3,300
Recovery of prior years' U.S. taxes	—	(418)	—
Unrecognized income tax benefit of losses	(732)	(658)	(870)
Goodwill and other amortization	281	253	286
Investment tax credits	(343)	(495)	(283)
Other	(85)	125	151

	$874	$(154)	$3,049

Deferred income tax assets have been provided as follows:

	2003	2002
Loss carryforwards and investment tax credits	$11,436	$7,007
Expenses not currently deductible for tax purposes	344	328
Deferred revenue	2,202	3,028
Tax value of property, plant and equipment in excess of net book value	1,636	859
Tax value of intangible assets in excess of net book value	582	4,545

Total deferred tax assets	16,200	15,767
Valuation allowance	(4,001)	(2,159)

Net deferred tax assets	$12,199	$13,608

Deferred income tax assets are classified as follows:
Current	$2,806	$990
Non-current	9,393	12,618

	$12,199	$13,608

        At December 31, 2003, the Company has accumulated tax losses of $24,267 available for federal and provincial purposes in Canada, which expire from 2004 to 2010. The Company also has $1,325 of unclaimed Canadian investment tax credits, which expire from 2004 to 2013. These losses and investment tax credits can be used to offset future years' taxable income.

        The Company has accumulated tax losses of $6,283 for federal and state purposes in the U.S., which expire from 2010 to 2014. Subject to certain limitations, these losses can be used to offset future years' taxable income.

7.    Discontinued Operations

        In 2001, the Company adopted a formal plan to dispose of its Canadian sales and marketing division ("DRAXIS Pharmaceutica").

        Pursuant to APB No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the year ended December 31, 2001, and all subsequent periods presented have been reclassified.

        On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan Corporation, plc ("Elan") to return the Canadian rights for several of Elan's neurology products in exchange for a cash payment of $6,500 and realized an after tax gain of $4,286 on this transaction.

        On July 22, 2003, the Company completed the divestiture of DRAXIS Pharmaceutica with the sale to Shire of substantially all remaining products of the division. The Company has received $9,600 in cash from Shire and could receive up to $2,900 in market driven milestones over the next several years. The Company realized an after tax gain of $4,054, net of transaction and related charges. In addition, the Company will receive royalty payments based on the continuing Canadian sales of the products. The Company also received the value of acquired inventories and Shire is now responsible for all financial provisions of the license agreement related to Permax®.

        Commencing in the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to Alertec® and continue to market and sell Alertec® in Canada itself. Accordingly, discontinued operations did not include revenues and expenses directly attributable to Alertec® up until such time that third party approval was obtained. As a result of the ability to obtain third party approval upon closing with Shire, management decided to dispose of Alertec® through the sale of the Canadian rights to Shire and at that time included Alertec® as part of discontinued operations on a prospective basis.

        Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

        The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

	2003	2002	2001
Revenues	$4,301	$6,844	$6,180

Operating income (loss) from discontinued operations—net of tax	$191	$(834)	$(569)
Net gain on disposal of product rights—net of tax	8,340	—	—

Net income (loss) from discontinued operations—net of tax	$8,531	$(834)	$(569)

8.    Earnings (Loss) per Share

        Basic income (loss) per common share is calculated by dividing the net income (loss) by the weighted average number of the Company's common shares outstanding during the period. Diluted income (loss) per common share is calculated by dividing the net income (loss) by the sum of the weighted average number of common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of warrants, stock options and the Employee Participation Share Purchase Plan. The calculation of diluted income (loss) per common share excludes any potential conversion of warrants, options and Participation Shares that would increase earnings per share or decrease a loss per share.

        The following table sets forth the computation of basic and diluted income (loss) per share for the years ended December 31:

	2003	2002	2001
Numerator:
Net income (loss) from continuing operations	$4,671	$3,020	$(1,015)
Net income (loss) from discontinued operations	8,531	(834)	(569)

Net income (loss)	$13,202	$2,186	$(1,584)
Denominator:
Weighted average number of common shares outstanding—basic	37,114,648	36,981,985	36,587,794
Weighted average effect of dilutive securities:
Warrants	—	32,305	23,133
Stock option plan	80,346	295,866	—
Employee Participation Share Purchase Plan	—	27,723	—

Weighted average number of common shares outstanding—diluted	37,194,994	37,337,879	36,610,927

Basic income (loss) per share:
From continuing operations	$0.13	$0.08	$(0.03)
From discontinued operations	0.23	(0.02)	(0.02)

	$0.36	$0.06	$(0.05)
Diluted income (loss) per share:
From continuing operations	$0.13	$0.08	$(0.03)
From discontinued operations	0.23	(0.02)	(0.02)

	$0.36	$0.06	$(0.05)

9.    Restricted Cash

        In conjunction with the divestiture of DRAXIS Pharmaceutica to Shire (see Note 7), $976 of the cash proceeds are held in trust under an escrow agreement. The release of this amount under escrow is dependent upon whether or not claims by Shire have been made to the Company by certain dates with respect to any breach of the representations and warranties made by the Company to Shire or any failure of the Company to perform its obligations under the divestiture agreement.

10.    Accounts Receivable

	2003	2002
Trade	$9,957	$7,671
Allowance for doubtful accounts	(266)	(154)
Loans to employees	120	262
Income taxes	87	155

	$9,898	$7,934

11.    Inventories

	2003	2002
Raw materials	$3,440	$2,865
Work-in-process	1,541	1,024
Finished goods	1,115	2,245

	$6,096	$6,134

12.    Property, Plant and Equipment

	2003	2002
Land	$2,128	$1,747
Building	13,995	11,484
Equipment	19,435	13,206
Assets under construction	7,511	5,836

	43,069	32,273
Accumulated depreciation	(10,152)	(6,219)

	$32,917	$26,054

        Depreciation of property, plant and equipment from continuing operations was $2,177, $1,750, and $1,240, for the years ended December 31, 2003, 2002 and 2001, respectively.

13.    Goodwill

	2003	2002
Goodwill	$1,232	$1,011
Accumulated amortization	(555)	(455)

	$677	$556

        Amortization of goodwill from continuing operations was $Nil, $Nil, and $103, for the years ended December 31, 2003, 2002 and 2001, respectively.

        Effective with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002, goodwill is no longer subject to amortization over its estimated useful life (see Note 3 under "Accounting Changes"). Goodwill is subject to at least an annual assessment of impairment by applying a fair-value-based test. On December 31, 2003, the Company completed its annual assessment for goodwill impairment using the discounted cash flow model and has determined that goodwill is not impaired.

14.    Intangible Assets

	2003
	Cost	Accumulated Amortization	Net Book Value
Patents and trademarks	$411	$267	$144
Licenses	8,797	7,058	1,739
Other	193	102	91

	$9,401	$7,427	$1,974

	2002
	Cost	Accumulated Amortization	Net Book Value
Patents and trademarks	$337	$185	$152
Licenses	18,427	10,938	7,489
Other	159	76	83

	$18,923	$11,199	$7,724

        Amortization of intangible assets from continuing operations was $1,110, $1,054, and $1,093, for the years ended December 31, 2003, 2002 and 2001, respectively.

        On December 31, 2003, the Company completed its assessment for intangible assets impairment and has determined that intangible assets are not impaired.

15.    Bank Indebtedness

        The Company's short-term credit facilities as well as their interest rates were as follows:

December 31, 2003	Committed	Amount Drawn		Available	Period-end Rate
Credit Facility:
(a) DRAXIS Health Inc.	$1,159	$	Nil	$1,159	5.5%

December 31, 2002	Committed	Amount Drawn		Available	Period-end Rate
Credit Facilities:
(a) DRAXIS Health Inc.	$951	$	Nil	$951	$5.5%
(b) DRAXIS Pharma Inc.	2,220		884	1,336	5.5%

	$3,171		$884	$2,287

(a)
The Company was a party to a credit agreement with a Canadian chartered bank with respect to a revolving credit facility which provides for advances against eligible accounts receivable and inventories up to a maximum of $1,159 (CDN$1,500). The credit facility is secured by assets of DRAXIS and bears interest at Canadian prime plus 1.0% (2002-Canadian prime plus 1.0%).

(b)
DPI was a party to a credit agreement with a Canadian chartered bank with respect to a revolving credit facility which provides for advances against eligible accounts receivable and inventories up to a maximum of $2,220 (CDN$3,500). The credit facility is secured by assets of DPI and bears interest at Canadian prime plus 1.0%. The Company cancelled this revolving facility in 2003.

16.    Accounts Payable and Accrued Liabilities

	2003	2002
Trade	$3,617	$4,261
Accrued liabilities	1,556	1,808
Employee related items	1,535	1,894
Income taxes	—	868
Other	—	358

	$6,708	$9,189

17.    Deferred Revenues

	2003	2002
(a) BrachySeed®	$—	$1,767
(b) SpectroPharm product line	9,452	7,760
(c) Anipryl®	29,893	29,892

	39,345	39,419
Less: accumulated amortization	26,443	20,425

	12,902	18,994
Less: current portion	5,309	5,142

	$7,593	$13,852

        Amortization of deferred revenues totalled $6,811, $6,568 and $4,783 for the years ended December 31, 2003, 2002, and 2001, respectively.

  (a)    BrachySeed®

        In September 2000, the Company entered into a 10 year arrangement with Cytogen Corporation ("Cytogen") whereby Cytogen was granted an exclusive license to market, sell and distribute the Company's BrachySeed® implant for the treatment of prostate cancer in the United States in exchange for non-refundable fees, royalties based on Cytogen's sales of BrachySeed® and a supply agreement. Under the arrangement, the Company was entitled to receive up to $2,000 in non-refundable fees upon achievement of specified milestones of which $Nil was received in 2003 (2002—$1,000; 2001—$500). Non-refundable fees received from Cytogen were deferred and recognized as revenue on a straight-line basis over the period to December 31, 2010.

        In January 2003, the Company's agreements with its BrachySeed® licensee in the U.S. were effectively terminated with no further transactions taking place under the agreements. A formal agreement was subsequently reached with its licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S. As a result of the termination of the agreements, the unamortized portion of the non-refundable milestone payments of $1,436 was included in income as royalty and licensing revenue.

  (b)    SpectroPharm Product Line

        In May 2000, the Company entered an arrangement with Block Drug Company (Canada) Limited, now part of GlaxoSmithKline Consumer Healthcare ("GSK") with respect to the Company's SpectroPharm line of dermatology products which included the sale of product rights to GSK in exchange for a non-refundable fee, the acquisition of inventory on hand, a supply agreement and a technical services arrangement. As a result of the Company's ongoing obligations to GSK pursuant to this arrangement, the $8,169 of net proceeds from the sale of the product rights have been deferred and are being recognized as revenue on a straight-line basis over the period to January 31, 2005.

  (c)    Anipryl®

        In December 1997, the Company entered into an alliance with Pfizer Inc. ("Pfizer"), whereby Pfizer was granted a perpetual exclusive license to market, sell and distribute Anipryl® in exchange for non-refundable fees, royalties based on the worldwide sales of Anipryl®, a manufacturing and supply agreement and a research collaboration.

        In December 1999, the Company and Pfizer amended the terms of the alliance (the "First Amendment"), whereby $9,000 of potential additional non-refundable fees were eliminated in exchange for the Company receiving additional regulatory support for a potential new indication and additional manufacturing data. These potential additional non-refundable fees would have become payable if Pfizer had exercised its right to acquire product registrations following regulatory approval of Anipryl® in designated European countries.

        In December 2001, the Company and Pfizer further amended the terms of the alliance (the "Second Amendment") whereby the Company received a payment of $3,150 in respect of minimum royalty entitlements for the second and third three-year periods ending December 31, 2001 and 2002 and modifications to future royalty entitlements. The Second Amendment also resulted in all rights to Anipryl® outside of North America reverting back to the Company, forfeiture of any additional minimum royalty entitlements and the termination of any future collaborative research on new indications or formulations for Anipryl®.

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

18.    Long-Term Debt

	2003	2002
DRAXIS Pharma Inc.
Term bank loan repayable in 120 equal monthly installments to August, 2009. Secured by the assets of DPI and bearing interest at Canadian prime plus 1.0%	$5,559	$5,167
Term government loan drawn against eligible capital expenditures to a maximum of $3,708 and repayable in 16 equal quarterly installments commencing April, 2004. Secured by specified assets of DPI and bearing interest at Canadian prime plus 2.5%	1,742	1,081
Loan from minority interest repayable in full on March, 2007 or earlier if certain conditions are met. Secured by the asset of DPI and bearing interest at Canadian prime plus 1.5%	3,165	1,975
DRAXIS Health Inc.
Term bank loan, repaid during 2003	—	2,220
Unsecured obligation, repaid during 2003	—	2,283

	10,466	12,726
Less: current portion	981	2,158

	$9,485	$10,568

        As of December 31, 2003, the Company had met the financial covenants pursuant to the term bank loan.

        The annual aggregate amounts of maturities on long-term debt for the next five years are as follows:

2004	$981
2005	1,416
2006	1,416
2007	4,582
Thereafter	2,071

$10,466

        Interest expense on long-term debt from continuing operations totalled $958, $367, and $398 for the years ended December 31, 2003, 2002, and 2001, respectively.

        The fair value of the long-term debt is considered to be equivalent to its carrying value based upon consideration of borrowings with similar credit ratings and maturities.

19.    Minority Interest

        During 2003, the Company's wholly owned subsidiary, DPI, issued 367,589 (2002-1,018,809) common shares to Société générale de financement du Québec ("SGF") and members of DPI's management team in exchange for net proceeds of $365 (2002-$969). These issuances were based on the pro-rata shareholdings of DPI prior to the issuance and accordingly there was no change in the Company's effective interest in DPI.

        Furthermore in 2003, DPI repurchased and cancelled 171,452 outstanding shares of DPI held by members of DPI's management team in exchange for cash and settlement of existing loans to those employees.

        During 2002, DPI repurchased and cancelled 277,778 outstanding shares of DPI held by a former employee of DPI in exchange for cash and settlement of an existing loan to the employee related to the original issuance of those shares.

20.    Shareholders' Equity

  (a)    Warrants

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

        In aggregate, there were no warrants (2002-Nil; 2001-125,000) to purchase common shares at December 31, 2003.

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

        The Board of Directors has adopted a guideline limiting the aggregate number of common shares that can be issued at any point in time, either through the exercise of options or the conversion of Employee Participation Shares, to 13% of the Company's outstanding common shares. As at December 31, 2003 the aggregate number of shares issuable pursuant to outstanding options and Employee Participation Shares represented 8.4% (2002-8.9%) of the outstanding common shares.

        The following is a summary of the maximum number of common shares issuable pursuant to outstanding stock options and available for future issuance:

	2003	Outstanding 2002	2001	Available For Issuance 2003
Balance, beginning of year	3,314,109	3,358,444	3,079,527	1,466,528
Increase (decrease) resulting from:
Approved for issuance	—	—	—	—
Granted	775,000	750,000	581,500	(775,000)
Exercised	(240,334)	(468,168)	(48,332)	—
Cancelled	(255,000)	(150,167)	(63,001)	255,000
Expired	(495,833)	(176,000)	(191,250)	495,833

Balance, end of year	3,097,942	3,314,109	3,358,444	1,442,361

Exercisable (vested), end of year	1,911,331	2,102,610	2,365,654

	2003	2002	2001
Weighted average exercise price of options:
Outstanding, end of year	CDN$3.25	CDN$3.60	CDN$3.42
Exercisable, end of year	CDN$3.39	CDN$3.60	CDN$3.49
Granted	CDN$2.42	CDN$3.86	CDN$3.44
Exercised	CDN$3.23	CDN$2.78	CDN$2.64
Cancelled and expired	CDN$3.28	CDN$3.49	CDN$3.44
Range of exercise price of options:
Granted	CDN$2.29 - $3.25	CDN$2.50 - $5.41	CDN$2.91 - $3.60
Exercised	CDN$1.63 - $3.66	CDN$2.55 - $4.29	CDN$2.55 - $3.05
Cancelled and expired	CDN$2.32 - $3.91	CDN$2.55 - $4.42	CDN$2.94 - $3.95

        The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable (Vested)
Exercise Price	Number	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number	Weight Average Exercise Price
CDN$1.63 - $2.00	93,743	0.83	CDN$1.82	93,743	CDN$1.82
CDN$2.01 - $2.50	737,250	6.17	2.35	167,250	2.36
CDN$2.51 - $3.00	181,666	5.15	2.80	98,333	2.91
CDN$3.01 - $3.50	816,033	1.97	3.24	758,255	3.24
CDN$3.51 - $4.00	889,250	2.88	3.74	480,417	3.72
CDN$4.01 - $4.50	335,000	2.79	4.34	298,333	4.36
CDN$4.51 - $5.41	45,000	3.35	5.28	15,000	5.28

	3,097,942	3.49	CDN$3.25	1,911,331	CDN$3.39

  (c)    Employee Participation Share Purchase Plan

        On February 16, 1995, the Company established the Employee Participation Share Purchase Plan for the directors, officers and employees of the Company to tie employee compensation more closely to shareholder value. The Employee Participation Share Purchase Plan was approved by the shareholders on June 16, 1995. The Board of Directors has provided that it would be a condition to receiving any benefit from the Employee Participation Share Purchase Plan that the share price have appreciated at least 25% from the date of issuance of any Participation Shares. The maximum number of Participation Shares issuable pursuant to the Employee Participation Share Purchase Plan is 2,000,000. No further participation shares will be issued by the Company.

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

        Information pertaining to Participation Shares for the years ended December 31, 2003, 2002 and 2001 is set forth in the following table:

	2003	2002	2001
Outstanding, beginning of year	395,000	470,000	470,000
Granted	—	—	—
Exercised	(75,000)	(75,000)	—
Cancelled	(75,000)	—	—
Expired	—	—	—

Outstanding, end of year	245,000	395,000	470,000

Exercisable (vested), end of year	245,000	207,000	188,000

  (d)    Stock-based Compensation Costs

        The Company has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-based Compensation," and as permitted under SFAS No. 123, applies APB No. 25 and related interpretations in accounting for its plan. SFAS No. 123 requires disclosure of pro forma amounts to reflect the impact if the Company had elected to adopt the optional recognition provisions of SFAS No. 123 for its stock option plans. Accordingly, the Company's net income (loss) applicable to common shares and income (loss) per common share would have been changed by the pro forma amounts as indicated below:

	2003	2002	2001
Net income (loss), as reported	$13,202	$2,186	$(1,584)
Pro forma impact	(681)	(736)	$(399)

Pro forma net income (loss)	$12,521	$1,450	$(1,983)

Basic net income (loss) per share, as reported	$0.356	$0.058	$(0.044)
Pro forma impact per share	$(0.019)	$(0.020)	$(0.011)

Pro forma net income (loss) per share (Basic)	$0.337	$0.038	$(0.055)
Pro forma net income (loss) per share (Diluted)	$0.337	$0.038	$(0.055)

        The fair value of stock options used to compute pro forma net income (loss) applicable to common shares and loss per common share disclosures is the estimated fair value at grant date using the Black-Scholes option-pricing model with the following assumptions as at December 31:

	2003	2002	2001
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	60-62%	62%-64%	63%-66%
Risk-free interest rate	3.8%-4.1%	4.1%-5.6%	5.2%-5.6%
Expected option life	5-10 yrs	5 yrs	5 yrs

        The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable and which significantly differ from the Company's stock option awards. In addition, option-pricing models require the input of highly subjective assumptions including the expected price volatility. The Company uses expected volatility rates, which are based on historical volatility rates trended into future years. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing model does not necessarily provide a reliable single measure of the fair value of the Company's stock options.

  (e)    Stock Repurchase Program

        During 2003, under the stock repurchase program, the Company repurchased 50,300 shares (2002-Nil; 2001-Nil) for cancellation at an average price of $1.30 per share (2002-$Nil; 2001-$ Nil) for total consideration of $65 (2002-$Nil; 2001-$Nil). The excess of $5 (2002-$Nil; 2001-$Nil) below the stated capital of the acquired shares was charged to additional paid-in capital. The most recent issuer bid commenced on April 21, 2003 and terminates on April 20, 2004.

21.    Segmented Information and Major Customers

        Industry Segmentation

        For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income before financing expense, income taxes and minority interest. The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies.

	2003	2002	2001
PRODUCT SALES REVENUES
Radiopharmaceuticals	$14,564	$9,704	$6,763
Manufacturing	26,985	20,946	20,460
Corporate and Other	(1,014)	(312)	(72)

	$40,535	$30,338	$27,151

ROYALTY AND LICENSING REVENUES
Radiopharmaceuticals	$1,521	$451	$192
Manufacturing	—	—	—
Corporate and Other	7,137	7,851	6,560

	$8,658	$8,302	$6,752

TOTAL REVENUES
Radiopharmaceuticals	$16,085	$10,155	$6,955
Manufacturing	26,985	20,946	20,460
Corporate and Other	6,123	7,539	6,488

	$49,193	$38,640	$33,903

SEGMENT INCOME(1)
Radiopharmaceuticals	$5,614	$706	$499
Manufacturing	1,084	627	149
Corporate and Other	3,275	4,365	3,561

	$9,973	$5,698	$4,209

DEPRECIATION AND AMORTIZATION
Radiopharmaceuticals	$843	$716	$623
Manufacturing	1,448	1,166	867
Corporate and Other	996	922	946

	$3,287	$2,804	$2,436

OPERATING INCOME (LOSS)(2)
Radiopharmaceuticals	$4,771	$(10)	$(124)
Manufacturing	(364)	(539)	(718)
Corporate and Other	2,279	3,443	2,615

	$6,686	$2,894	$1,773

IDENTIFIABLE ASSETS
Radiopharmaceuticals	$11,424	$10,823	$13,558
Manufacturing	40,953	30,701	24,906
Corporate and Other	24,176	26,427	25,896

	$76,553	$67,951	$64,360

(1)
Segment income from continuing operations before depreciation and amortization, financing expense, income taxes, and minority interest.

(2)
Segment income (loss) from continuing operations before financing expense, income taxes, and minority interest.

	2003	2002	2001
Geographic Segmentation
REVENUES(3)
Canada	$22,755	$23,205	$22,240
United States	26,031	15,246	11,663
Other	407	189	—

	$49,193	$38,640	$33,903

LONG-LIVED ASSETS(4)
Canada	$35,568	$34,334	$32,384
United States	—	—	—

	$35,568	$34,334	$32,384

(3)
Revenues are attributable to countries based upon the location of the customer.

(4)
Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

	2003	2002	2001
Expenditures for Property, Plant and Equipment
Radiopharmaceuticals	$383	$471	3,306
Manufacturing	3,138	5,128	2,030
Corporate and Other	15	(209)	27

	$3,536	$5,390	$5,363

  Major Customers

        The major customers disclosed in this table are included in the Manufacturing segment results.

	Percentage of Total Revenue
	2003	2002	2001
Customer A	11%	19%	23%
Customer B	15	17	18
Customer C	15	—	—

	41%	36%	41%

22.    Commitments and Contingencies

  Operating Leases

        The operating leases relate to the rental of office space, office equipment and some ancillary lab and production related equipment.

        The Company is committed under operating leases requiring minimum annual lease payments as follows:

2004	$275
2005	205
2006	158
2007	—
Thereafter	—

$638

  Agreement Pertaining to DRAXIS Pharma Inc.

        Coincident with DPI's issuance of shares in 2000, the Company entered into a shareholders' agreement which was subsequently amended on March 28, 2002 granting SGF the right to obligate the Company to purchase its shareholdings in DPI anytime after February 18, 2005. The price to be paid is based on the fair market value of DPI at the time of exercise. Subject to certain conditions, at the Company's option, up to 40% of the SGF purchase consideration may be made in the form of the Company's common shares.

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

        Since 2000, the Company and its animal health subsidiary, Deprenyl Animal Health Inc. ("DAHI"), had been involved in U.S. and Canadian legal proceedings with the University of Toronto and the University of Toronto Innovations Foundation. One dispute related to the terms of a 1992 license agreement under which Innovations Foundation was claiming entitlement to a portion of the consideration earned by DAHI with respect to Anipryl®. The second dispute related to a 1988 contract research agreement under which the University of Toronto was claiming a declaration of ownership and an order for assignment of patents and damages related to certain Anipryl®-related intellectual property. On November 18, 2003, the Company, and the University of Toronto and the University of Toronto Innovations Foundation mutually agreed to dismiss, without payment, the lawsuits between them with respect to Anipryl®.

23.    Related Party Transactions

        Significant transactions not otherwise disclosed in the accompanying financial statements were as follows:

	2003	2002	2001
Net contribution from the sales of a product by a company which is a shareholder included in loss from discontinued operations (total revenues: 2003—$428; 2002—$784; 2001—$856)	$111	$192	$176
Rent paid to a company jointly controlled by a member of the Board of Directors included in selling, general and administration expenses	$130	$125	$116

        The aforementioned transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

24.    Financial Instruments

  Fair Value

        The fair values of cash, accounts receivable, accounts payable and accrued charges are equivalent to their carrying values because of the short-term maturity of those instruments. The fair value of long-term investments is determined based on quoted market prices. The Company is not party to any derivative instruments.

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

  Currency Risk

        The Company's foreign exchange exposure for accounting purposes mainly relates to the U.S. denominated monetary assets of the Canadian operations of the Company. Changes in the exchange rate may result in a decrease or increase in the foreign exchange gain or loss. The Company does not actively hedge this exposure but reduces the exposure by maintaining the minimum level of U.S. denominated cash available to meet its short-term cash requirements.

25.    Subsequent Events

        On March 31, 2004, DRAXIS entered into an agreement with a syndicate of underwriters pursuant to which the underwriters have agreed to purchase, on a bought deal basis, 3,053,436 units of the Company at a purchase price of $5.00 per unit, for aggregate gross proceeds of $15,289. DRAXIS has granted the underwriters an over-allotment option to purchase up to an additional 458,016 units, exercisable at the issue price any time up to 30 days following closing of the offering, representing additional gross proceeds of up to $2,293. Each unit will consist of one common share of DRAXIS and one-half of one share purchase warrant. Each whole warrant will entitle the holder to acquire one common share of the Company at a price of $6.50 at any time prior to two years from the date of closing of the offering.

        On March 31, 2004, DRAXIS entered into a binding letter of intent with SGF to acquire its 32.7% interest in DPI. The purchase price is cash consideration of $9,938. DRAXIS will use the proceeds from the offering to pay for the acquisition and to repay approximately $4,587 in debt owed by DPI.

26.    Recent Pronouncements

        In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity that are entered into or modified after May 31, 2003. The adoption of this statement had no effect on our financial condition or results of operations since the Company currently does not have financial instruments that meet such criteria.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivates") and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this statement had no effect on our financial condition or results of operations since the Company is not party to any derivative instruments.

        In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," which was revised in December 2003. Application of FIN 46 is required in financial statements of public entities that have interests in variable interest entities for periods ending after December 15, 2003. Application by public entities for all other types of entities is required in financial statements for periods ending after March 15, 2004. The adoption of this statement will have no effect on our financial condition or results of operations since the Company currently does not have any financial interests in variable interest entities.

27.    Comparative Information

        The Company has reclassified certain prior years' information to conform with the current presentation format.

PART II.

Item 13.    Defaults, Dividends Arrearages and Delinquencies

        Not Applicable

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not Applicable

Item 15.    Controls and Procedures

        Not applicable

Item 16A.    Audit Committee Financial Expert

        The Company's Board of Directors has determined that Mr. Rolf Henel, a member of the Company's Audit Committee, is a financial expert.

Item 16B.    Code of Ethics

        In April 2004, the Company amended the existing Code of Ethics, which resulted in the establishment of a new Code of Ethics and Business Conduct in light of its continued commitment to honesty and integrity in the conduct of its business. The Code of Ethics and Business Conduct applies to all its officers and employees, including its Chief Executive Officer, its Chief Financial Officer, all employees of the Company's subsidiaries and all directors of the Company. The Code is available on the Company's website at www.draxis.com.

        In 2004, DRAXIS amended its Code of Ethics and Business Conduct to bring it into compliance with current regulatory requirements and best practices and to eliminate references to matters more appropriately covered in the Company's employee handbook. Specifically, the changes broaden DRAXIS's conflicts of interest policy, add provisions regarding the integrity of books and records and compliance with sound accounting practices, expand the provisions covering the reporting of violations of the Code of Ethics and clarify responsibility for monitoring compliance with the Code of Ethics.

Item 16C.    Principal Accountant Fees and Services

Audit Fees

        The fees for all audit services performed by the Company's auditors for the Company and its subsidiaries for the years ended December 31, 2002 and December 31, 2003, were CDN$154,000 and $158,000, respectively.

Audit-Related Fees

        The aggregate fees billed for the years ended December 31, 2002 and December 31, 2003 for assurance and related service by the Company's principal accountant that are reasonably related to the performance of the audit or review of the Company's financial statements were CDN$40,000 and $42,000, respectively. Services provided include review of the notes to the Company's annual report to shareholders, management proxy circular, and this annual report on Form 20-F.

Tax Fees

        The aggregate fees billed for the years ended December 31, 2002 and December 31,2003 for professional services rendered by the Company's principal accountant for tax compliance, tax advice and tax planning were CDN$35,000 and $20,000, respectively.

All Other Fees

        The aggregate fees billed for the years ended December 31, 2002 and December 31,2003 for products and services provided by the Company's principal accountant, other than those described above, were CDN$161,350 and $57,400, respectively. The services provided included quarterly review and a special audit in connection with a loan from Investissement Québec. In 2002, the services provided also included review of the registration statement filed in connection with the Company's secondary offering.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares (Or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 2003	Nil	Nil	Nil	Nil
February 2003	Nil	Nil	Nil	Nil
March 2003	Nil	Nil	Nil	Nil
April 2003	5,000	$1.32	5,000	1,849,934
May 2003	45,300	$1.30	50,300	1,804,634
June 2003	Nil	Nil	50,300	1,804,634
July 2003	Nil	Nil	50,300	1,804,634
August 2003	Nil	Nil	50,300	1,804,634
September 2003	Nil	Nil	50,300	1,804,634
October 2003	Nil	Nil	50,300	1,804,634
November 2003	Nil	Nil	50,300	1,804,634
December 2003	Nil	Nil	50,300	1,804,634
Total	Nil	Nil	50,300	1,804,634

(1)
On April 16, 2003, DRAXIS announced a share buy-back program (Normal Course Issuer Bid) to repurchase for cancellation up to 1,854,934 common shares. The bid ended on April 20, 2004.

Item 17.    Financial Statements

        Not Applicable

Item 18.    Financial Statements

The following financial statements are filed as part of this annual report on Form 20-F.
Management's Report	F-1
Report of Deloitte & Touche LLP	F-2
Consolidated statements of operations	F-3
Consolidated balance sheets	F-4
Consolidated statements of shareholders' equity	F-5

Consolidated statements of cash flows	F-6
Notes to the consolidated financial statements	F-7

Item 19.    Exhibits

Exhibit No.	Description
1.1	Articles of Amalgamation of DRAXIS Health Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
1.2	By-law No. 1 of DRAXIS Health Inc. (formerly Deprenyl Research Limited) (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
4.1	Master Agreement dated November 12, 1997 among DRAXIS Health Inc., Deprenyl Animal Health Inc. and Pfizer Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
4.2	License Agreement dated November 12, 1997 between Deprenyl Animal Health Inc. and Pfizer Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
4.3	Letter Agreement dated December 22, 1999 between DRAXIS Health Inc., Deprenyl Animal Health Inc. and Pfizer Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
4.4	Second Amendment dated December 18, 2001 to the Master Agreement, as amended December 22, 1999, License Agreement, Research Agreement, U.S. and Canada Manufacturing and Supply Agreement and International Manufacturing and Supply Agreement between Pfizer Inc., Deprenyl Animal Health, Inc. and DRAXIS Health Inc. dated November 12, 1997 (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))
4.5	Amending Agreement dated March 31, 2003 between DRAXIS Health, Inc., Elan Pharma International Limited and Elan Pharmaceuticals, Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2002, filed on May 14, 2003 (SEC file no. 000-17434))
4.6	First Amendment to Subscription Agreement dated October 24, 2002 among SGF Santé Inc., DRAXIS Health Inc. and DRAXIS Pharma Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2002, filed on May 14, 2003 (SEC file no. 000-17434))
4.7*	Share Purchase Agreement dated April 22, 2004 between DRAXIS Health Inc. and SGF Santé Inc.
4.8*	Share Purchase Agreement dated July 16, 2003 between Mohammed Barkat and DRAXIS Pharma Inc.
4.9*	Share Purchase Agreement dated July 16, 2003 between Michel Sauvageau and DRAXIS Pharma Inc.
4.10	Term Loan Agreement dated June 9, 1998 between National Bank of Canada and DRAXIS Pharma Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.11	Credit Agreement dated February 18, 2000 between National Bank of Canada and DRAXIS Pharma Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
4.12*	Underwriting Agreement dated April 2, 2004 between DRAXIS Health Inc., Desjardins Securities Inc. and CIBC World Markets Inc.
4.13*†	Asset Purchase Agreement dated July 22, 2003 between DRAXIS Health Inc. and Shire Biochem Inc.
4.14*	Stock Option Plan of DRAXIS Health Inc., as amended, dated June 27, 2001
4.15	DRAXIS Health Inc. Employee Stock Ownership Plan, amended and restated, effective December 1, 1998 (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
4.16	DRAXIS Health Inc. Employee Participation Share Purchase Plan, effective February 16, 1995 (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
4.17	DRAXIS Health Inc. Deferred Share Unit Plan for Employees (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
4.18	DRAXIS Health Inc. Equity Purchase Plan (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
4.19	DRAXIS Retirement Savings Program (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2002, filed on May 14, 2003 (SEC file no. 000-17434))
4.20	Shareholder Rights Plan Agreement dated April 23, 2002 between DRAXIS Health Inc. and Computershare Trust Company of Canada as trustee (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))
4.21	Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
4.22	Amendment dated June 14, 2000 to Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
4.23*	Retirement Compensation Agreement dated September 24, 2003 between DRAXIS Health Inc. and Dr. Martin Barkin
4.24*	Employment Agreement dated April 27, 2004 between DRAXIS Health Inc. and Dan Brazier
4.25	Employment Agreement dated October 18, 2000 between DRAXIS Health Inc. and Jack A. Carter (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
4.26*	Amendment dated March 26, 2004 to Employment Agreement dated October 18, 2000 between DRAXIS Health Inc. and Jack A. Carter
4.27*	Employment Agreement dated April 22, 2003 between DRAXIS PHARMA Inc. and John E.M. Durham
4.28*	Amendment dated March 26, 2004 to Employment Agreement dated April 22, 2003 between DRAXIS PHARMA Inc. and John E.M. Durham

4.29*	Employment Agreement dated October 17, 2003 between DRAXIS Health Inc. and Alida Gualtieri
4.30*	Amendment dated March 26, 2004 to Employment Agreement dated October 17, 2003 between DRAXIS Health Inc. and Alida Gualtieri
4.31*	Employment Agreement dated March 9, 2004 between DRAXIS Health Inc. and Chien Huang
4.32*	Employment Agreement dated March 9, 2004 between DRAXIS Health Inc. and Mark Oleksiw
4.33	Employment Agreement dated May 14, 2001 between DRAXIS Health Inc. and Jerry Ormiston (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))
4.34*	Amendment dated March 26, 2004 to Employment Agreement dated May 14, 2001 between DRAXIS Health Inc. and Jerry Ormiston
4.35*	Employment Agreement dated October 1, 1997 between DRAXIS Health Inc. and Dr. Richard J. Flanagan
4.36*	Amendment dated July 23, 2001 to Employment Agreement dated October 1, 1997 between DRAXIS Health Inc. and Dr. Richard J. Flanagan
8.1*	List of Subsidiaries
12.1*	Certification of CEO required by Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of CFO required by Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of CEO required by Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of CFO required by Section 906 of the Sarbanes-Oxley Act of 2002

*
Filed herewith

†
Portions of this agreement have been omitted pursuant to a request for confidential treatment.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRAXIS HEALTH INC.
Date: May 14, 2004	By:	/s/ MARK OLEKSIW Chief Financial Officer
	By:	/s/ MARTIN BARKIN, M.D. President and Chief Executive Officer

EXHIBIT INDEX
DRAXIS HEALTH INC.
Form 20-F Annual Report

Exhibit No.	Description
1.1	Articles of Amalgamation of DRAXIS Health Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
1.2	By-law No. 1 of DRAXIS Health Inc. (formerly Deprenyl Research Limited) (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
4.1	Master Agreement dated November 12, 1997 among DRAXIS Health Inc., Deprenyl Animal Health Inc. and Pfizer Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
4.2	License Agreement dated November 12, 1997 between Deprenyl Animal Health Inc. and Pfizer Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
4.3	Letter Agreement dated December 22, 1999 between DRAXIS Health Inc., Deprenyl Animal Health Inc. and Pfizer Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
4.4	Second Amendment dated December 18, 2001 to the Master Agreement, as amended December 22, 1999, License Agreement, Research Agreement, U.S. and Canada Manufacturing and Supply Agreement and International Manufacturing and Supply Agreement between Pfizer Inc., Deprenyl Animal Health, Inc. and DRAXIS Health Inc. dated November 12, 1997 (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))
4.5	Amending Agreement dated March 31, 2003 between DRAXIS Health, Inc., Elan Pharma International Limited and Elan Pharmaceuticals, Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2002, filed on May 14, 2003 (SEC file no. 000-17434))
4.6	First Amendment to Subscription Agreement dated October 24, 2002 among SGF Santé Inc., DRAXIS Health Inc. and DRAXIS Pharma Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2002, filed on May 14, 2003 (SEC file no. 000-17434))
4.7*	Share Purchase Agreement dated April 22, 2004 between DRAXIS Health Inc. and SGF Santé Inc.
4.8*	Share Purchase Agreement dated July 16, 2003 between Mohammed Barkat and Draxis Pharma Inc.
4.9*	Share Purchase Agreement dated July 16, 2003 between Michel Sauvageau and DRAXIS Pharma Inc.
4.10	Term Loan Agreement dated June 9, 1998 between National Bank of Canada and DRAXIS Pharma Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.11	Credit Agreement dated February 18, 2000 between National Bank of Canada and DRAXIS Pharma Inc. (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
4.12*	Underwriting Agreement dated April 2, 2004 between DRAXIS Health Inc., Desjardins Securities Inc. and CIBC World Markets Inc.
4.13*†	Asset Purchase Agreement dated July 22, 2003 between DRAXIS Health Inc. and Shire Biochem Inc.
4.14*	Stock Option Plan of DRAXIS Health Inc., as amended, dated June 27, 2001
4.15	DRAXIS Health Inc. Employee Stock Ownership Plan, amended and restated, effective December 1, 1998 (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
4.16	DRAXIS Health Inc. Employee Participation Share Purchase Plan, effective February 16, 1995 (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
4.17	DRAXIS Health Inc. Deferred Share Unit Plan for Employees (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
4.18	DRAXIS Health Inc. Equity Purchase Plan (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
4.19	DRAXIS Retirement Savings Program (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2002, filed on May 14, 2003 (SEC file no. 000-17434))
4.20	Shareholder Rights Plan Agreement dated April 23, 2002 between DRAXIS Health Inc. and Computershare Trust Company of Canada as trustee (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))
4.21	Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
4.22	Amendment dated June 14, 2000 to Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
4.23*	Retirement Compensation Agreement dated September 24, 2003 between DRAXIS Health Inc. and Dr. Martin Barkin
4.24*	Employment Agreement dated April 27, 2004 between DRAXIS Health Inc. and Dan Brazier
4.25	Employment Agreement dated October 18, 2000 between DRAXIS Health Inc. and Jack A. Carter (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))
4.26*	Amendment dated March 26, 2004 to Employment Agreement dated October 18, 2000 between DRAXIS Health Inc. and Jack A. Carter
4.27*	Employment Agreement dated April 22, 2003 between DRAXIS PHARMA Inc. and John E.M. Durham
4.28*	Amendment dated March 26, 2004 to Employment Agreement dated April 22, 2003 between DRAXIS PHARMA Inc. and John E.M. Durham

4.29*	Employment Agreement dated October 17, 2003 between DRAXIS Health Inc. and Alida Gualtieri
4.30*	Amendment dated March 26, 2004 to Employment Agreement dated October 17, 2003 between DRAXIS Health Inc. and Alida Gualtieri
4.31*	Employment Agreement dated March 9, 2004 between DRAXIS Health Inc. and Chien Huang
4.32*	Employment Agreement dated March 9, 2004 between DRAXIS Health Inc. and Mark Oleksiw
4.33	Employment Agreement dated May 14, 2001 between DRAXIS Health Inc. and Jerry Ormiston (incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))
4.34*	Amendment dated March 26, 2004 to Employment Agreement dated May 14, 2001 between DRAXIS Health Inc. and Jerry Ormiston
4.35*	Employment Agreement dated October 1, 1997 between DRAXIS Health Inc. and Dr. Richard J. Flanagan
4.36*	Amendment dated July 23, 2001 to Employment Agreement dated October 1, 1997 between DRAXIS Health Inc. and Dr. Richard J. Flanagan
8.1*	List of Subsidiaries
12.1*	Certification of CEO required by Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of CFO required by Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of CEO required by Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of CFO required by Section 906 of the Sarbanes-Oxley Act of 2002

*
Filed herewith

†
Portions of this agreement have been omitted pursuant to a request for confidential treatment.

QuickLinks

RISK FACTORS
DRAXIS HEALTH INC. Consolidated Statements of Operations Years ended December 31 (in thousands of U.S. dollars except share-related data)
DRAXIS HEALTH INC. Consolidated Balance Sheets December 31 (in thousands of U.S. dollars except share-related data)
DRAXIS HEALTH INC. Consolidated Statements of Shareholders' Equity December 31 (in thousands of U.S. dollars except share-related data)
DRAXIS HEALTH INC. Consolidated Statements Of Cash Flows Years ended December 31 (in thousands of U.S. dollars)
DRAXIS HEALTH INC. Notes to the Consolidated Financial Statements (in thousands of U.S. dollars except share-related data)
PART II.
ISSUER PURCHASES OF EQUITY SECURITIES
SIGNATURES
EXHIBIT INDEX DRAXIS HEALTH INC. Form 20-F Annual Report