Form 20-F
period 2004-12-31
DRAXIS HEALTH INC /CN/
filed 2005-03-31
CIK 845802

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 20-F

(Mark One)

☐                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Shares – 41,015,326 common shares (as of 12/31/04)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒   No☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17  ☐   Item 18  ☒

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3.	KEY INFORMATION
ITEM 4.	INFORMATION ON THE COMPANY
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8.	FINANCIAL INFORMATION
ITEM 9.	THE OFFER AND LISTING
ITEM 10.	ADDITIONAL INFORMATION
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
ITEM 13.	DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15.	CONTROLS AND PROCEDURES
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B.	CODE OF ETHICS
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
ITEM 17.	FINANCIAL STATEMENTS
ITEM 18.	FINANCIAL STATEMENTS
ITEM 19.	EXHIBITS

i

Item 1.           Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.           Offer Statistics and Expected Timetable

Not Applicable

Item 3.           Key Information

DRAXIS Health Inc. (“DRAXIS” or the “Company”) is a specialty pharmaceutical company providing products in three major categories: sterile, including sterile lyophilized (freeze-dried) pharmaceuticals; non-sterile specialty pharmaceuticals; and radiopharmaceuticals.  In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development program for new products.  As of January 1, 2005, activities of the Company are carried out through its wholly owned subsidiary DRAXIS Specialty Pharmaceuticals Inc., which operates two major divisions, DRAXIS Pharma (contract manufacturing) and DRAXIMAGE (radiopharmaceuticals).

Our subsidiary Deprenyl Animal Health, Inc. (“DAHI”) receives licensing and royalty revenue related to Anipryl®, a companion animal health product.

Our registered and principal office is located at 6870 Goreway Drive, 2nd Floor, Mississauga, Ontario, L4V 1P1.

The selected data set forth in the following table are expressed in U.S. dollars and in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).  All data presented below should be read in conjunction with, and are qualified in their entirety by, reference to the audited Consolidated Financial Statements and Notes thereto for the year ended December 31, 2004.

	U.S. GAAP (in thousands of U.S. dollars except share related data)
	2004	2003	2002	2001	2000
Operations
Revenues	69,320	$49,193	$38,640	$33,903	$29,721
Operating income	9,856	6,686	2,894	1,773	36
Income (loss) from continuing operations before cumulative effect of accounting change	7,977	4,671	3,020	(1,015)	363
Income (loss) from discontinued operations, net of tax	(61)	8,531	(834)	(569)	(801)
Cumulative effect of accounting change, net of tax	—	—	—	—	(19,900)
Net income (loss)	7,916	$13,202	$2,186	$(1,584)	$(20,338)

Basic income (loss) per share
From continuing operations before cumulative effect of accounting change	0.20	0.13	$0.08	$(0.03)	$0.01
From discontinued operations	—	0.23	(0.02)	(0.02)	(0.02)
From cumulative effect of accounting change	—	—	—	—	(0.55)
Basic income (loss) per share	0.20	$0.36	0.06	(0.05)	(0.56)

Financial Position at December 31
Cash and cash equivalents	5,926	10,563	4,899	5,602	4,420
Total assets	88,785	76,553	67,951	64,360	67,307
Long-term debt	—	10,466	12,726	8,060	9,890
Common shareholders’ equity	69,920	41,647	20,227	16,878	20,808
Book value per common share	1.70	1.12	0.55	0.46	0.57

Share Information
Number of shares outstanding at year end	41,015,326	37,297,817	37,098,690	36,613,434	36,565,102
Weighted average number of shares outstanding - basic	39,886,219	37,114,648	36,981,985	36,587,794	36,324,199

Overview

This Annual Report (Form 20-F) contains forward-looking statements (within the meaning of the Securities Exchange Act of 1934, as amended) and information that are based on management’s beliefs, as well as assumptions made by and information currently available to management.  When used in this Annual Report (Form 20-F), the words “anticipate,” “estimate,” “believe,” “expect,” “potential,” “intend,” “designed” and “should” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements necessarily make numerous assumptions with respect to industry performance; general business, economic and regulatory conditions; access to markets and materials; and other matters, all of which are inherently subject to significant uncertainties and contingencies and many of which are beyond the Company’s control.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected.  The Company believes that any of the following risk factors could cause the Company’s actual results to differ from those that may have been or may be projected in forward-looking statements made by or on behalf of the Company from time to time.

The forward-looking statements in this Annual Report (Form 20-F) are contained principally under Items 4 and 5.

RISK FACTORS

Our future financial condition, results of operations and disclosure could be materially affected by the risks and uncertainties discussed below, or otherwise, and historic trends should not be used to anticipate results or trends in future periods:

Risks Related to our Industry

WE MAY NOT BE ABLE TO GET TIMELY REGULATORY APPROVAL FOR OUR PRODUCTS AND WE MUST COMPLY WITH REGULATORY REQUIREMENTS TO MANUFACTURE AND MARKET OUR PRODUCTS.

The manufacturing and marketing of our existing and potential products, as well as preclinical studies and clinical trials, are subject to extensive regulation and approval by the Therapeutic Products Directorate (“TPD”) of the Health Products and Food Branch of Health Canada (“HPFB”) and other authorities in Canada and by numerous federal, state and local government authorities in the United States, including the Food and Drug Administration (“FDA”). Similar regulatory requirements exist in Europe and other countries.  To the extent we choose to explore foreign markets, we may rely on licensees to obtain regulatory approvals in such countries.  Any failure or delay by us, our collaborators or licensees to comply with applicable requirements or obtain regulatory approvals for our products could adversely affect the marketing of products developed or licensed by us and our ability to receive product or royalty revenue.

As of December 31, 2004, the Company had one regulatory submission (a Supplement to a New Drug Submission) pending with TPD for MDP-25, a radiopharmaceutical product already approved for marketing in the U.S.   This submission was filed in December, 2003.  The Company also had five regulatory submissions filed with European regulatory authorities: four with the Medicines Evaluation Board in the Netherlands and one with the Danish Medicines Agency.  The submission dates for these radiopharmaceutical products range from June 2003 to December 2004.  All of the approvals sought in Europe are for marketing authorizations through the mutual recognition procedure, which involves obtaining approval in one state (the “reference member state”) and recognition of that approval in other member states.  All of the approvals being sought in Europe are for radiopharmaceutical products already approved in Canada or the U.S.  One of these five European submissions was for the Company’s kit for the Preparation of Technetium Tc-99m Albumin Aggregated Injection (MAA kit) for which the Company received approval for in one reference member state, the Netherlands, in February 2005.

The regulatory process generally involves preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources.  Moreover, if regulatory approval of a drug or diagnostic product is granted, such approval may entail limitations on the indicated uses for which it may be marketed.  Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.  Further, government policy may change and additional government regulations may be established that could prevent or delay regulatory approvals for our products.  In addition, a marketed drug and its manufacturer are subject to continual review.  Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

DRAXIMAGE manufactures approximately 70% of the active pharmaceutical ingredients that are used in the radiopharmaceutical products it manufactures.  The final products in which the active pharmaceutical ingredients are used are subject to regulation for safety and efficacy by the FDA, TPD and regulatory authorities in other jurisdictions, as the case may be.  Final products must be approved by the FDA, TPD and the regulatory authorities in other jurisdictions, as the case may be, before they can be commercially marketed.  The process of obtaining regulatory clearance for marketing is uncertain, costly and time-consuming.  We cannot predict how long the necessary regulatory approvals will take or whether we or our customers will ever obtain such approval for products.  To the extent that we and/or our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

Products manufactured by us will have to comply with the current Good Manufacturing Practices (“cGMP”) imposed under the laws of the U.S., Canada and other jurisdictions, as well as the guidelines and policies of TPD, FDA and the regulatory authorities in other jurisdictions, as the case may be. Products containing radioactive isotopes will have to comply with the guidelines and regulations of the Canadian Nuclear Safety Commission in Canada and the United States Nuclear Regulatory Commission and other similar regulations in other countries.  Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production facilities and to maintain precise and extensive records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA, TPD and other regulators periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements.  In addition, our customers also periodically inspect our manufacturing facility to ascertain compliance with cGMP requirements.  If we fail to comply with the cGMP requirements, we may become subject to possible regulatory action, and manufacturing at the facility could consequently be suspended, causing possible loss of profit, regulatory fines and third-party liability.  To date we have not been subject to any notice of material non-compliance.

The FDA, TPD or other regulatory authorities may also require the submission of any lot of a particular product for inspection. If the product lot fails to meet applicable requirements, then the following actions might be taken: (i) restrict the release of the product; (ii) suspend manufacturing of the specific product lot; (iii) order a recall of the product lot; or (iv) order a seizure of the product lot.

WE MAY NOT BE ABLE TO OBTAIN AND ENFORCE EFFECTIVE PATENTS TO PROTECT OUR PROPRIETARY RIGHTS FROM USE BY COMPETITORS, AND THE PATENTS OF OTHER PARTIES COULD REQUIRE US TO STOP USING OR TO ACQUIRE A LICENSE FOR CONDUCTING CERTAIN BUSINESS ACTIVITIES, AND OUR COMPETITIVE POSITION AND PROFITABILITY COULD SUFFER AS A RESULT.

Our success will depend, in part, on our ability to obtain, enforce and maintain patent protection for our radiopharmaceutical and Anipryl® technologies in Canada, the United States and other countries.  Patents for our radiopharmaceutical technologies have expiry dates ranging from October 17, 2006 to December 18, 2021.  Patents issued to DAHI, including for our Anipryl® technology, have expiry dates ranging from August 31, 2010 to June 23, 2018.  We cannot assure you that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect our technology. In addition, no assurance can be given that any patents issued to or licensed by us will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to us.  The patent positions of pharmaceutical and biotechnology firms, including ours, are generally uncertain and involve complex legal and factual questions.  In addition, we do not know whether any of our current research endeavors will result in the issuance of patents in Canada, the United States, or elsewhere, or if any patents already issued will provide significant proprietary protection or will be circumvented or invalidated.  Since patent applications in the United States and Canada are maintained in secrecy for at least 18 months from the date of filing, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we were the first to create inventions claimed by pending patent applications or that we were the first to file patent applications for such inventions.  Loss of patent protection could lead to new competition for these products, and others in the future.

Our commercial success will also depend in part on our not infringing patents or proprietary rights of others and not breaching the licenses granted to us.  In the event that we are found to have infringed other parties’ patents, licenses may not be available to us on terms that are favorable or at all.  In addition, the degree of patent protection afforded to pharmaceutical or biotechnological inventions around the world is uncertain and varies significantly among different countries.  There can be no assurance that we will be able to obtain a license to any third-party technology or patents that we may require to conduct our business or that such technology or patents can be licensed at a reasonable cost. Failure by us or our collaborators or customers to obtain a license to any technology or patents that we may need to commercialize our technologies or manufacture products may result in delays in marketing proposed products or the inability to proceed with the development, manufacture or sale of products requiring such licenses.

We may be required to engage in litigation and other patent proceedings to enforce patents issued to us, to defend our right, title and interest in patents related to our products and to determine the scope and ‘validity of other parties’ proprietary rights.  These proceedings can be costly, and if the outcome of any such proceedings is adverse to us, we could lose the right to sell some of our products or could be required to pay damages.

We also rely on unpatented trade secrets, improvements and know-how with respect to our contract manufacturing operations, the robotic manufacturing aspects of our BrachySeed® business and all of our operations associated with our radiopharmaceutical kit business to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our customers, collaborators, employees and consultants.  These agreements could be breached, and we may not have adequate remedies for any breach. Further, our trade secrets could otherwise become known or be independently discovered by competitors.

FACTORS BEYOND OUR CONTROL COULD CAUSE INTERRUPTION IN OUR OPERATIONS, WHICH WOULD ADVERSELY AFFECT OUR REPUTATION IN THE MARKETPLACE AND OUR RESULTS OF OPERATIONS.

To succeed, we must be able to operate our manufacturing facilities without interruption and deliver radiopharmaceutical and contract manufacturing products in a timely manner. We could suffer an interruption caused by damage from a variety of sources, many of which are not within our control, including fire, flood, earthquake and other natural disasters; power loss and telecommunication failure; disruption to transportation systems; equipment or machinery failure; software and hardware errors, failures or crashes and similar disruptions; or undue delays or restrictions with air transport systems and cross-border shipments. Any significant interruptions in our operations or our ability to deliver time-sensitive products would damage our reputation in the marketplace and have a negative impact on our results of operations.  For example, if there was a cessation of flights leaving Canada for the US, then the radiopharmaceutical products manufactured by DRAXIMAGE, which are delivered via airplanes, could not be delivered to customers on a timely basis and our products would be harmed due to their short shelf-life.  Also, if there was a prolonged loss of hydroelectric power at our manufacturing facility, then the manufacturing of products by DRAXIS Pharma may be impaired because we may not have sufficient back-up power from independent generators for the duration of the hydroelectric interruption.

ALTHOUGH WE CARRY INSURANCE, A SUCCESSFUL LIABILITY CLAIM COULD NEGATIVELY IMPACT OUR BUSINESS.

We may be subject to liability claims by those who purchase our contract manufacturing services, for the use of any of our unapproved products under development and the sale and use of any approved products.  Such claims might be made directly by customers, consumers, healthcare providers or pharmaceutical companies or others selling such products.  Although the Company believes that its insurance coverage is reasonably adequate to insulate it from potential product liability claims and the Company has not historically experienced any problems associated with claims by those who purchase its contract manufacturing services or users of the products it manufactures, we cannot provide any assurance that we will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to this potential liability.  We might not be able to maintain or obtain additional commercially reasonable product liability insurance for any products approved for marketing and sale.  Even unsuccessful product liability claims could result in the expenditure of funds in litigation and the diversion of management time and resources and could damage our reputation and impair the marketability of our products, which could have a material adverse effect on the financial condition and results of operation of the Company.

IF THE MARKET DOES NOT ACCEPT OUR PRODUCTS, OUR BUSINESS COULD BE HARMED.

There can be no assurance that any of our products in development or products recently launched will achieve market acceptance.  The degree of market acceptance will depend upon a number of factors, including the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of the products, the establishment and demonstration of the potential advantages over existing and new diagnostic and treatment methods and the reimbursement policies of government and third-party payers. There can be no assurance that physicians, patients, payers or the medical community in general will accept and utilize any existing or new products that may be developed or manufactured by us.

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

Many of our existing or potential competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than we do. In addition, many of these competitors have significantly greater experience in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining regulatory approvals, manufacturing and marketing such products.  Accordingly, our competitors may succeed in commercializing products more rapidly or effectively.

DRAXIS Pharma, our contracting manufacturing unit, competes with pharmaceutical companies that have in-house manufacturing capabilities as well as with third-party contract manufacturers, including Hospira Inc., Boehringer Ingelheim, Cardinal Health, Inc., DPT Laboratories, Haupt Pharma AG, Patheon Inc. and DSM Pharmaceuticals, Inc.

DRAXIMAGE, our radiopharmaceuticals unit, competes with the following companies that have significant radiopharmaceutical operations: Bristol-Myers Squibb Company, Amersham Health, part of GE Healthcare (“GE Amersham Healthcare”), Tyco International Ltd., Schering AG, and Bracco

SpA.  In addition, there are a number of companies that are developing and/or marketing other radiopharmaceutical products, including MDS Nordion Inc., Immunomedics, Inc., Biogen Idec Inc. and NeoRx Corporation.

BrachySeed® implants, which are sold by DRAXIMAGE, are sold into a competitive marketplace that includes the established market leader, Oncura.  Other competitors in the U.S. market include Theragenics Corporation, North American Scientific, Inc., Mentor Corporation, C.R. Bard Inc. and Best Medical International.

DRAXIMAGE believes that the only competitive radiopharmaceutical imaging products on the market at this time to compete with its INFECTON® product under development are NeutroSpec™ and LeukoScan®.  In July 2004, Mallinckrodt (a business unit of Tyco Healthcare) and Palatin Technologies, Inc. announced that they had received FDA approval to market and manufacture NeutroSpec™ (formerly known as LeuTech®), a Technetium-labeled monoclonal antibody that binds to white blood cells for diagnosing difficult-to-diagnose appendicitis, which will compete with our INFECTON® product currently in development.  In addition, Immunomedics, Inc. announced in January 2005 that it received Health Canada approval for the marketing and use of LeukoScan® for the detection of osteomyelitis.  LeukoScan® is a murine monoclonal IgG antibody fab’ fragment labeled with Tc-99m.  We believe that INFECTON® may be the first radiopharmaceutical capable of distinguishing inflammation from infection and as such would offer an advantage over agents that bind to white blood cells and which cannot distinguish between infection and inflammation.

There are two approved somatostatin-based imaging products in the marketplace which compete with our SOMATOSCAN® product currently in development: OctreoScan® from Tyco International Ltd. and NeoTect® from Berlex Laboratories Inc.  Both of these molecules offer similar information but OctreoScan® is based on indium-111 and is more expensive than Tc-99m-based NeoTect® and must be delivered in radioactive form.  The Company is aware that development work is also being done on other somatostatin-based cancer therapy products that would compete with Somatostatin Therapy.  DRAXIMAGE believes that by enabling the same molecule to be used for both diagnosis and therapy, physicians will have a greater ability to deliver therapeutic quantities of radiation specifically to well-defined targets in the body with our product.

DRAXIMAGE believes that the only competitive radiopharmaceutical imaging product on the market at this time to compete with its FIBRIMAGE® product under development is AcuTect®, marketed by Berlex Laboratories, Inc.  DRAXIMAGE believes that FIBRIMAGE® will compete well against AcuTect® because FIBRIMAGE® binds to fibrin, which comprises 75-80% of an actively forming blood clot, whereas AcuTect® binds to platelets.  The Company is also aware that Agenix Limited has announced in October 2004 that it had received FDA approval for a Phase II clinical trials for its ThromboView® product.  ThromboView® uses radiolabelled antibodies to locate blood clots in the body.

No significant competition for Anipryl® from products approved for veterinary or human use has been experienced to date in Canada or the United States.  However, there are two other treatments available that have not been approved in Canada or the United States to treat canine Cushing’s disease, but which may be used off-label for canine Cushing’s disease: LYSODREN® (mitotane) by Bristol-Myers Squibb Co., which was approved for use in the treatment of human inoperable cancer of the adrenal gland, and NIZORAL® (ketoconazole) by Johnson & Johnson Inc.  The Company believes that human use selegiline used for the treatment of Parkinson’s disease, although not approved for veterinary use, may compete with the use of Anipryl® in dogs.

FAILURE OF ONE OF OUR CURRENT OR FUTURE CLINICAL TRIALS COULD HAVE A MATERIALLY NEGATIVE IMPACT ON OUR FUTURE PROSPECTS.

The development of new products is subject to a number of significant risks.  Potential products that appear to be promising in various stages of development may not reach the market for a number of reasons.  Such reasons include, but are not limited to, the possibility that the potential product will be found ineffective or unduly toxic during preclinical or clinical trials, fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical to market or not achieve market acceptance, or be precluded from commercialization by proprietary rights of third parties.  Certain products we are attempting to develop have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable.  Production of such products may require the development of new manufacturing technologies and expertise.  The impact on our business in the event that new manufacturing technologies and expertise would have to be developed is uncertain.  Many of our potential products will require significant additional research and development efforts and significant additional preclinical and clinical testing prior to any commercial use.  There can be no assurance that we will successfully meet any of these technological challenges or others that may arise in the course of development.

Before obtaining regulatory approval for the commercial sale of any product under development, we must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious.  The results of preclinical studies and early-stage clinical trials may not be totally predictive of results obtained in larger late-stage clinical trials, and there can be no assurance that our or clinical trials will demonstrate safety and efficacy, achieve regulatory approvals or result in marketable products.  A number of companies in the biotechnology and pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials.

OUR PROFIT DEPENDS IN PART ON REIMBURSEMENT POLICIES AND REGULATIONS OF GOVERNMENT HEALTH ADMINISTRATION AUTHORITIES, PRIVATE HEALTH INSURERS AND OTHER ORGANIZATIONS.

The business and financial condition of pharmaceutical companies will continue to be affected by the efforts of governments and third-party payers to contain or reduce the costs of healthcare through various means.  For example, in certain markets, pricing or profitability of pharmaceutical products, medical devices and diagnostic products is subject to government control.  In Canada, the Patented Medicine Prices Review Board (“PMPRB”) monitors and controls prices of patented drug products marketed in Canada.  The PMPRB may assert jurisdiction over our products under development which may limit the prices that can be charged for such products.  We may not be able to obtain prices for our products under development that will make them commercially viable.  In the United States there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar government controls.  In addition, the emphasis on managed healthcare in the United States has increased and will continue to increase the pressure on pharmaceutical pricing.  While we cannot predict whether such legislative or regulatory proposals will be adopted or the effects such proposals or managed healthcare efforts may have on our business, the announcement and/or adoption of such proposals or efforts could have a material adverse effect on our business and financial condition and that of our current and prospective customers.  Accordingly, our ability to establish strategic alliances may be adversely affected.  In addition, in Canada, the United States and elsewhere, sales of prescription pharmaceutical products and radiopharmaceutical products are dependent, in part, on the availability of reimbursement to the consumer from third-party payers, such as government and private insurance plans.  Third-party payers are increasingly challenging the prices charged for medical products and services.  To the extent we succeed in bringing new products to market, there can be no assurance that these products will be considered cost-effective and that reimbursement to consumers will be available or will be sufficient to allow the sale of these products on a competitive basis.

Risks Related to our Company

IF OUR COLLABORATIVE AND COMMERCIAL RELATIONSHIPS WITH THIRD PARTIES ON WHOM WE RELY ARE UNSUCCESSFUL, OUR BUSINESS MAY SUFFER.

To be successful, we must continually establish and maintain strategic relationships with leaders in a number of biotechnology and pharmaceutical industry segments.  This is critical to success because such relationships enable us to extend the reach of our products and sales in various jurisdictions, generate additional revenue and develop and deploy new products in various marketplaces.  Entering into strategic relationships is complicated, as some of our current and future strategic partners may decide to compete with us in some or all of the markets or refuse to fulfill or honor their contractual obligations to us.  In addition, our relationships with customers always require us to manufacture products in accordance with their specifications that are issued to us from time to time.  If we are unable to meet our customers’ specifications, our strategic relationships would be harmed.  We currently have strategic relationships with (i) Pfizer Consumer Healthcare, a division of Pfizer Canada Inc. (“Pfizer Canada”), that covers several non-prescription products for the Canadian market, including Polysporin®, Sudafed®, Actifed® and Zincofax®, (ii) Bone Care International, Inc. (“Bone Care”) to manufacture Hectorol® Injection, (iii) GlaxoSmithKline (“GSK”) to supply it with established sterile products marketed by GlaxoSmithKline in multiple international markets and a sterile injectable product and (iv) Cardinal Health 414, Inc. in respect of our Iodine I-131 kits, MAA, DTPA and MDP products sold in the US.

We have entered into a number of product and technology in-licensing and out-licensing arrangements in which our business and financial success is dependent.  In some of our product and technology in-licensing arrangements, the licensor is responsible for developing a body of data upon which we can base a submission to the HPFB, FDA or other regulatory authority.  The interests of the other party to each of these arrangements may not be or remain consistent with our interests, and our collaborators may not succeed in developing a body of data that can form the basis of regulatory approval.  Should our collaborators fail to develop such body of data to enable us to obtain the requisite regulatory approvals or otherwise fail to honor their commitments to us or meet our expectations, our business, financial condition and results of operations may be materially and adversely affected.  In addition, we cannot control the amount and timing of resources our collaborators devote to the products and technology to which they have rights or to the subject matter of our agreements with them generally.  The agreements may be terminated by our collaborators in certain circumstances.

To the extent we enter into product out-licensing agreements for the marketing or distribution of our own products with collaborative partners, any revenues we receive will depend upon the efforts of said third parties. There can be no assurance that any third party will market our products successfully or that any third-party collaboration will be on terms favorable to us.

A SIGNIFICANT PORTION OF OUR BUSINESS IS DEPENDENT ON A SMALL NUMBER OF KEY CUSTOMERS.

As at December 31, 2004, the Company’s three largest customers, Bone Care, GSK and Pfizer Canada represented 55% of our total revenues (20%, 18% and 17% respectively). The termination by any of these customers of its relationship with us would have a material adverse effect on our business, financial condition and results of operations unless we could replace those customers in a timely fashion.

IF OUR COLLABORATORS, EMPLOYEES, OR CONSULTANTS DISCLOSE OUR CONFIDENTIAL INFORMATION TO OTHERS DESPITE CONFIDENTIALITY AGREEMENTS IN PLACE, OUR BUSINESS MAY SUFFER.

Our practice is to require our employees, collaborators, consultants and outside scientific advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships.  These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties, subject to certain specific limited exceptions.  In the case of employees, the agreements provide that all inventions conceived by the individual shall be our exclusive property.  These agreements, however, may not provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information.  For example, if our trade secrets regarding the robotic manufacturing aspects of our BrachySeed® product were disclosed, then a portion of our competitive advantage would be lost.  Similarly, trade secrets regarding the recipe to manufacture one of our kit products could be disclosed, allowing our competitors to copy the recipe and manufacture a competing product.

WE ARE SUBJECT TO REGULATION BY GOVERNMENTS IN MANY JURISDICTIONS AND, IF WE DO NOT COMPLY WITH MANUFACTURING, NUCLEAR SAFETY AND ENVIRONMENTAL REGULATIONS, OUR EXISTING AND FUTURE OPERATIONS MAY BE CURTAILED, AND WE COULD BE SUBJECT TO LIABILITY.

Pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug.  There can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product.  Any lag time in the initiation of a contract to manufacture a product and the actual initiation of the manufacturing at our facilities could cause us to lose profits.

We have in place facilities and procedures designed to reduce and, to the extent possible, eliminate the risk of environmental contamination resulting from the processing of raw materials and, more specifically, from the radiopharmaceutical business of DRAXIMAGE and the manufacturing business of DRAXIS Pharma.  We also have in place a regular maintenance program to ensure continued compliance with all applicable environmental regulations.  The Company has not received any notice stating that it is not in compliance with environmental legislation applicable to it.

Canadian and U.S. federal, state, local and provincial regulations govern extensively the use, manufacture, storage, handling, transport and disposal of hazardous material and associated waste products.  Although we believe that the operations at our facilities comply in all material respects with the applicable environmental laws in Canada and the United States, we cannot completely eliminate the risk of substantial environmental liabilities especially in respect of environmental contamination resulting from the processing of raw materials from the radiopharmaceutical business of DRAXIMAGE and the manufacturing business of DRAXIS Pharma.  Any failure by us or any of our subsidiaries to comply with the present or future environmental laws in Canada, the United States or elsewhere could result in any of the following: (i) cessation of portions or all of our or our subsidiaries’ operations; (ii) imposition of fines; (iii) restrictions on our or our subsidiaries’ ability to carry on or expand our operations; (iv) significant expenditures by us in order to comply with environmental laws and regulations; or (v) liabilities in excess of our resources.

OUR BUSINESS COULD BE HARMED IF THERE WERE A DISPUTE OR DISRUPTION WITH OUR UNIONIZED EMPLOYEES.

Although a collective agreement with a five-year term to April 30, 2008 was ratified, by DRAXIS Pharma, in February 2004 with the United Food & Commercial Workers International Union, Local 291 (AFL-CIO), there can be no assurance that future labor difficulties will not arise, and if they did arise then the production and delivery of those products manufactured by DRAXIS Pharma would be impaired for the duration of those labor difficulties.

OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO GROW, AND IF WE ARE UNABLE TO MANAGE OUR GROWTH EFFECTIVELY, WE MAY INCUR UNEXPECTED EXPENSES AND BE UNABLE TO MEET OUR CUSTOMERS’ REQUIREMENTS.

We will need to maintain, expand and upgrade our manufacturing facilities and operations to execute current commercial obligations to customers, widen our customer base and increase manufacturing efficiencies over the next few years.  We cannot be certain that DRAXIS Pharma will be able to enter into enough lucrative third-party manufacturing contracts to increase its profitability.  If we do secure advantageous agreements, we cannot be certain that our employees, systems, procedures, controls, productive capacity and existing space will be adequate to support expansion of the operations.  Our future operating results will depend on the ability of our officers and key employees to manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems and operational excellence in order to achieve established business objectives.  An unexpectedly large increase in the volume of manufacturing business or the number of orders placed by customers may require us to expand capacity and further upgrade our facilities and the technology related to our manufacturing.  We may not be able to project the rate of timing of such increases or customer demands accurately or to expand and upgrade our facilities and supporting systems and infrastructure to accommodate such increases.  Difficulties in managing future growth and meeting customers’ expanded requirements could have a significant negative impact on our business and its profitability.

OUR FINANCIAL RESULTS MAY FLUCTUATE, AND OUR FUTURE REVENUE AND PROFITABILITY ARE UNCERTAIN.

Our ability to achieve and maintain profitability in the foreseeable future depends on the commercial success of our products and services.  Because we will be launching or are in the process of launching new products in new markets, revenues are difficult to predict and may fluctuate substantially from period to period.  In addition, product development programs will require substantial additional investment, including the cost of clinical trials, obtaining additional regulatory approvals, if necessary, and marketing and sales expenses associated with potential new product introductions.  Our manufacturing facilities will continue to require capital investment in order to maintain, upgrade and expand their operations.  The success of DRAXIMAGE and DRAXIS Pharma will rely significantly on the ability of both divisions to maintain and to increase substantially their manufacturing capabilities to satisfy customer demand.  There can be no assurance that, or when, we will successfully develop, receive regulatory approvals for, or manufacture or market any new products for our own marketing purposes or for third parties.  DRAXIS Pharma may fail to secure sufficiently lucrative third-party manufacturing contracts to increase its profitability.  The research, development, production and marketing of new products will require the application of considerable technical and financial resources by us and our customers, while revenues that are generated by such products, if successfully developed and marketed, may not be realized for several years.  We may not be able to sustain profitability.  We may require external financing to complete certain aspects of our strategic plan, and external sources of capital may not be available to us at an acceptable cost.

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

WE ARE EXPOSED TO EXCHANGE RATE FLUCTUATIONS WHICH COULD NEGATIVELY AFFECT OUR BUSINESS.

A substantial portion of our revenues are now, and are expected to continue to be, realized in US dollars.  Our operating expenses are primarily paid in Canadian dollars.  We may be adversely affected by a significant and rapid strengthening of the Canadian dollar against the U.S. dollar, should the Canadian dollar rise in value compared to the U.S. dollar by more than 10 basis points.  We do not currently use derivative instruments to hedge our foreign exchange risk and currently have no plans to do so in the near future.  For fiscal year 2004, U.S. dollar revenue accounted for approximately 50.9% of the Company’s revenue.  Material fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material effect on our results of operations and in 2004 we charged to income approximately $374,000 due to foreign exchange translation losses related to the strengthening of the Canadian dollar.

IF WE LOSE THE SERVICES OF KEY PERSONNEL, WE MAY BE UNABLE TO REPLACE THEM, AND OUR BUSINESS COULD BE NEGATIVELY AFFECTED.

Our success depends on the retention of principal members of our management and scientific staff, including Dr. Martin Barkin, Dr. Richard Flanagan, Mr. John Durham and Dr. Edward Bump, and on our ability to continue to attract, motivate and retain additional key personnel.  The Company has employment agreements with all its key management and scientific staff, with no fixed terms of duration.  The Company has key man insurance on the lives of Dr. Martin Barkin, Dr. Richard Flanagan and Mr. John Durham.  The market for retaining and obtaining such key personnel is intensely competitive, and the loss of the services of key personnel or the failure to recruit necessary replacement and additional personnel in a timely manner could materially and adversely affect operations and our research and development efforts.

ALTHOUGH WE CONSIDER THE COMPANY TO HAVE GOOD DEFENSES TO SUCH ACTION, SHOULD THE CURRENT LAWSUIT AGAINST US SUCCEED, WE COULD INCUR A SUBSTANTIAL LOSS.

In 1998, a Canadian legal proceeding was launched against the Company and DAHI by a former consultant, Jozsef Knoll, claiming royalty entitlements based on the net profit from sales of Anipryl®.  Total damages claimed are $100 million, including a claim to certain shares of DAHI, however, the plaintiff has taken no steps in the last five years to move the claim forward.  While we believe the Company has good defenses to the Knoll proceeding, this dispute may not be resolved in our favor, if it is pursued.  It is possible that a court or arbitration tribunal may find us to be in breach of certain agreements, or of infringing validly issued patents of third parties or practicing the intellectual property of others.  In that event, in addition to the cost of defending the underlying proceeding, we may have to pay license fees, additional royalties and/or damages and may be ordered to assign certain Anipryl®-related patents and be prohibited from conducting certain activities.  Under such circumstances, we could incur substantial loss and our business could be negatively affected.

IF INTEREST RATES INCREASE MATERIALLY, OUR INTEREST EXPENSE COULD INCREASE MATERIALLY, AND OUR RESULTS OF OPERATIONS COULD BE NEGATIVELY AFFECTED.

All of the Company’s third-party debt is based on a variable interest rate.  Should the Company borrow in the future on its existing facilities, any material changes to interest rates could result in materially increased interest expense and decreased results of operations.  As of the year ended December 31, 2004, the Company had no third-party debt outstanding.

Risks Related to our Common Shares

OUR COMMON SHARE PRICE HAS BEEN, AND IS LIKELY TO CONTINUE TO BE, VOLATILE.

The market prices for the securities of pharmaceutical and biotechnology companies, including ours, have historically been highly volatile, and the market has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.  For the last two years, the price of our stock has ranged from a low of US$1.09, to a high of US$5.94 on the NASDAQ Exchange (CDN$1.61 to CDN$7.90 on the Toronto Stock Exchange).  We believe that in late 2003, both the price and the volume of shares traded increased substantially following the release to the market of better than expected financial results.  We believe that in 2004 the appreciation in the price and volumes of shares traded increased due to continued improvements in financial performance and increased visibility resulting from an equity offering of shares during the first half of 2004.

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

Item 4.           Information on the Company

DRAXIS is a specialty pharmaceutical company providing products in three major categories: sterile, including sterile lyophilized (freeze-dried) pharmaceuticals; non-sterile specialty pharmaceuticals; and radiopharmaceuticals.  In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development program for new products.  As of January 1, 2005, activities of the Company are carried out through DRAXIS Specialty Pharmaceuticals Inc. which operates two major divisions, DRAXIS Pharma (contract manufacturing) and DRAXIMAGE (radiopharmaceuticals).

In addition, DRAXIS has continuing financial interests associated with its collaboration agreements with Pfizer Inc. with respect to Anipryl®, GlaxoSmithKline (“GSK”) with respect to the SpectroPharm® line of dermatology products, and Shire BioChem Inc. (“Shire”) with respect to Canadian sales of products divested in 2003.

The Company’s consolidated operations are integrated across research, product development, manufacturing, sales and marketing, as well as the in-licensing and commercial development of radiopharmaceutical products and technologies.

DRAXIS has emerged from a transitional phase of its development.  Previously, the Company was reliant on income earned from Anipryl®.  For the year ended December 31, 2004, the Company’s collaboration agreement with respect to Anipryl® represented 7.7% of the Company’s consolidated revenues.  In the near term, the Company expects to continue to lessen this reliance as it develops a diversified profit base from its other business units.  In particular, the Company expects radiopharmaceuticals and contract manufacturing to remain major sources of longer-term revenue and earnings.

The common shares of DRAXIS are listed on the Toronto Stock Exchange (ticker symbol DAX) and on NASDAQ (ticker symbol DRAX).

The Company’s registered and head office is located at 6870 Goreway Drive, 2nd Floor, Mississauga, Ontario, Canada L4V 1P1.  Telephone: (905) 677-5500. Fax: (905) 677-5494.

The Company’s manufacturing, research and development facilities are located at 16751 Trans-Canada Road, Kirkland, Québec, Canada H9H 4J4.

The Company’s website is:  www.draxis.com.

History and Development of the Company

The Company was incorporated under the name Deprenyl Research Limited on October 13, 1987 under the Canada Business Corporations Act.  The Company was founded principally to engage in the marketing in Canada of prescription pharmaceuticals discovered, developed or acquired by Chinoin Pharmaceutical and Chemical Works Co. Ltd., the first of which was Eldepryl® (selegiline; 1-deprenyl), for the treatment of Parkinson’s disease.  The Company changed its name to DRAXIS Health Inc. in May 1994.

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

In 1991 the Company began to invest in the applications of aminolevulinic acid photodynamic therapy, which resulted in the formation of a subsidiary, DUSA Pharmaceuticals, Inc. (“DUSA”).  Through a series of transactions from 1991 to 1996, the Company divested all of its interest in DUSA.

By late 1992, the Company faced considerable uncertainty due to the impending threat of generic competition for Eldepryl® which, at that time, still accounted for almost 100% of the Company’s revenues.  Faced with this as well as other business challenges, in 1992 the Company began the process of recruiting new senior management to develop and implement a new strategic business plan for the Company to (i) address the generic threat to its lead drug by expanding and diversifying its established Canadian pharmaceuticals franchise; (ii) strengthen the Company’s financial position; and (iii) diversify from its historical Canadian base through the acquisition of niche pharmaceutical products and/or manufacturing-oriented businesses with international growth potential.

Since 1993, the Company implemented the following corporate development initiatives:

Canadian Pharmaceuticals

•                  1993 to 1999 – acquisition and licensing of several prescription and non-prescription products for the Canadian market, predominantly products for neurological disorders.

•                  March 2003 – return of Canadian rights to affiliates of Elan Corporation, plc (“Elan”) for several neurological products that had not achieved regulatory approval in Canada.

•                  July 2003 – sale to Shire of Canadian marketing rights for substantially all remaining products of the Canadian sales and marketing division (“DRAXIS Pharmaceutica”).

Financial Position

•                  March 1996 – disposition of the Company’s remaining interest in DUSA for net proceeds of $6.8 million.

•                  April 1996 – public offering of 3,000,000 common shares generating net proceeds of $8.5 million.

•                  March 2003 – receipt of $6.5 million from Elan Corporation for Canadian rights to unapproved neurology products.

•                  July 2003 – receipt of $9.6 million from Shire for Canadian marketing rights for substantially all of the remainder of the divested Canadian sales and marketing division.

•                  April 2004 – closing of the acquisition from SGF Santé Inc. (“SGF”) its remaining 32.7% interest in the Company contract manufacturing operations, DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.).

•                  April 2004 – closing of an equity financing offering of 3,053,436 units, consisting of one common share of the Company and one half share purchase warrant per unit, for gross proceeds of $13.4 million.

•                  December 2004 – repayment of all third-party debt.

Diversification

•                  November 1996 – acquisition of the shares of DAHI that the Company did not previously own through a mandatory share exchange transaction valued at $17.4 million.

•                  July 1997 – $8.6 million acquisition by the Company of Merck’s radiopharmaceutical business which began operations through DRAXIMAGE Inc. (now known as DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc.).

•                  December 1997 – licensing of Anipryl® to Pfizer in return for milestone payments, royalties, a manufacturing supply agreement and a research collaboration.  Cumulatively, to December 31, 2004, $43.3 million has been received in milestone payments, royalties and royalty-related payments from Pfizer.

•                  May 1998 – $11.1 million acquisition of the Company’s contract manufacturing facility in Kirkland, Québec, which operates as DRAXIS Pharma.

Beginning in 1998, the Company embarked on a capital expansion plan for construction of the Company’s new lyophilization line, the construction of radiopharmaceutical manufacturing facilities and the subsequent expansion of the radiopharmaceutical operations.

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

In February 2000, the Company established a strategic alliance with SGF with the sale of a 34.1% equity interest in DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) to SGF and certain members of DRAXIS Pharma’s management team.

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

In 2001, the Company further implemented its strategic plan by (i) initiating the production of Bracco Diagnostic Inc.’s sodium iodide I-131 radiotherapy capsules; (ii) signing a long-term supply agreement to manufacture several GSK predominantly sterile products for multiple international markets; and (iii) amending the Anipryl® licensing agreement with Pfizer resulting in a $3.1 million cash payment to the Company plus return of product rights outside of North America.

During 2002, the Company achieved improved financial results from continuing operations.  The Company also received several regulatory approvals, including (i) U.S. and Canadian approval to transfer production of DRAXIMAGE’s line of lyophilized medical imaging products to the Company’s own production facility, (ii) U.S. approval to commence production at DRAXIS Pharma of an established injectable product for GlaxoSmithKline for the U.S. market and (iii) U.S. approval to manufacture solid dosage form products at DRAXIS Pharma.  In 2002, the Company also realigned its U.S. sales and marketing strategy for BrachySeed®, the Company’s proprietary radioactive brachytherapy implant.

During 2003, the Company achieved a number of significant accomplishments, including:

•                  U.K. regulatory approval to manufacture multiple sterile and non-sterile products at DRAXIS Pharma.

•                  In January 2003, commencement of a Phase I trial in Canada for INFECTON®, a Technetium-99m-based radiopharmaceutical for imaging infection.

•                  Following the termination of the distribution agreement with Cytogen early in 2003, commencement of direct sales of BrachySeed® in the U.S.

•                  In March 2003, launch in the U.S. of a new radiotherapeutic Iodine I-131 kit product for the treatment of thyroid cancer and hyperthyroidism.

•                  In March 2003, receipt of $6.5 million from affiliates of Elan, for the return of Canadian rights for several of Elan’s neurology products.

•                  In June 2003, appointment of John Durham as President of DRAXIS Pharma, promotion of Mark Oleksiw to Chief Financial Officer and additional realignment of the Company’s executive management team.

•                  In July 2003, completion of the divestiture of DRAXIS Pharmaceutica, the Company’s Canadian pharmaceutical sales and marketing division, for $9.6 million in cash plus up to $2.9 million in market-driven contingent milestones.

•                  In July 2003, commencement of a Phase II trial in Canada for INFECTON®.

•                  In November 2003, the Company, the University of Toronto and the University’s Innovations Foundation agreed to dismiss lawsuits between them related to Anipryl® without payment by the Company or DAHI.

•                  In December 2003, DRAXIMAGE became certified under ISO 9001:1994, including ISO 13485:1996, an international standard for medical device manufacturers.

During 2004, the Company achieved a number of significant accomplishments, including:

On April 22, 2004, DRAXIS issued 3,053,436 units of the Company at a purchase price of $4.82 (CDN$6.55) per unit, for aggregate proceeds net of related expenses of $13.4 million (CDN$18.2 million).  Each unit consists of one common share of DRAXIS and one-half of one share purchase warrant.  Each whole warrant entitles the holder to acquire one common share of the Company at a price of CDN$8.50 at any time prior to April 24, 2006.

On April 22, 2004, DRAXIS acquired SGF’s 32.7% interest in DRAXIS Pharma for cash consideration of $9.6 million (CDN$13 million).  DRAXIS used part of the proceeds from the offering completed in April 2004 to pay for the acquisition and to repay $3.1 million (CDN$4.2 million) in debt owed by DRAXIS Pharma to SGF and $1.7 million (CDN$2.3 million) in debt owed by DRAXIS Pharma to Investissement Québec.

In June 2004, the Company negotiated new credit facilities with its bankers, the National Bank of Canada, providing an operating facility of CDN$15 million (or U.S. equivalent), payable within 364 days of drawing upon the facility and a term facility of CDN$10 million (or U.S. equivalent), repayable in full in three years.  As at December 31, 2004, no amount was drawn on either facility.

In November 2004, the Company received FDA approval for a DRAXIMAGE brand of Iodine-131 therapeutic capsules.

In December 2004, the Company repaid all of its third-party debt.

Subsequent to 2004, effective January 1, 2005, the Company amalgamated its two wholly-owned subsidiaries, DRAXIS Pharma Inc. and DRAXIMAGE Inc., to achieve certain business and tax efficiencies.  The amalgamated subsidiary, called DRAXIS Specialty Pharmaceuticals Inc., will continue to conduct business as two divisions, DRAXIS Pharma and DRAXIMAGE, and serve as the operating arm of the parent company, DRAXIS Health Inc.

For information concerning the Company’s capital expenditures and methods of financing, please see Item 5: Operating and Financial Review and Prospects.

Business Strategy

The Company believes that both DRAXIMAGE and DRAXIS Pharma have significant long-term growth potential and has invested considerable financial and management resources in developing these businesses, including:

•                  $6.5 million of investments establishing the first of two sterile lyophilization (freeze-drying) units at DRAXIS Pharma to provide in-house manufacturing of the Company’s radiopharmaceutical imaging kits as well as third-party contract manufacturing services;

•                  $12.0 million of investments in a three-year capital plan at DRAXIS Pharma announced in April 2002, including a state-of-the-art raw material dispensing facility, additional autoclave capacity, and expansion of the Company’s existing lyophilization capacity which was completed in 2004;

•                  $4.7 million of investments in the construction and later expansion of DRAXIMAGE’s radiopharmaceutical production facilities and capabilities, including its robotic manufacturing lines;

•                  $0.8 million of investments to enhance DRAXIS Pharma’s and DRAXIMAGE’s capabilities and regulatory compliance; and

•                  the continued development of the DRAXIMAGE product pipeline, specifically FIBRIMAGE® and INFECTON®.

These initiatives are consistent with the Company’s general business strategy to:

•                  Focus on specialty pharmaceutical markets in which the Company can develop and sustain a competitive advantage.

•                  DRAXIS has focused its operations on two core businesses:  radiopharmaceuticals and specialty pharmaceutical contract manufacturing.  Both businesses target highly differentiated, specialized markets which feature significant regulatory requirements and specialized manufacturing requirements and standards.

•                  Develop new pharmaceutical products and services consistent with the Company’s strengths and capabilities.

•                  DRAXIS has established a growing franchise in the highly differentiated radiopharmaceutical segment with a portfolio of over 34 currently marketed products plus four innovative proprietary products in development.  In addition to its radiopharmaceutical platform, the Company’s expanding lyophilization capability positions it to offer new services to take advantage of growth opportunities in contract manufacturing.

•                  Pursue growth opportunities with international market potential.

•                  The Company is leveraging its capabilities, experience and regulatory compliance in radiopharmaceuticals and manufacturing to expand its product and service offerings in the United States, Europe and other international markets.

•                  Leverage alliances with customers.

•                  The Company is pursuing multiple opportunities with new and existing customers.  Meeting the strict quality and service standards of such customers positions the Company to expand on these relationships in both its radiopharmaceuticals and pharmaceutical contract manufacturing businesses.

The Company’s primary operational focus for 2005 continues to be: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining additional regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying new business opportunities that are consistent with the Company’s capabilities and that contribute to the long-term value of the Company.

Consistent with this strategic focus, the Company divested its dermatology product lines in 2001 and in 2003 completed the sale of its Canadian prescription pharmaceutical sales and marketing business, DRAXIS Pharmaceutica.  The Company also realigned its senior management responsibilities in 2003 to focus on its core businesses.  The positive progress made by both the radiopharmaceutical and contract manufacturing business is highlighted by the improved operating results of these core businesses and improved cash flows of the Company in 2004.

A description of the principal markets in which the Company operates and a breakdown of total revenues by segment and geographic market for the three most recent financial years is included in Note 20 of the Company’s 2004 Consolidated Financial Statements and Notes beginning on page F-1.

The Company’s two main operating businesses, radiopharmaceuticals and pharmaceutical contract manufacturing, are not characterized by significant seasonality.  Plant operations for DRAXIS Pharma, however, are generally reduced or shut down once a year for approximately two to four weeks in order to conduct regular required maintenance of facilities.

DRAXIMAGE’s principal raw materials are radioactive isotopes that are used to label other compounds that act as carriers or molecular targeting agents.  The isotopes are obtained from companies and agencies that are licensed by governmental regulators to produce purified radioactive chemicals.  Radioactive materials, by their nature, decay over time — some rapidly and some more slowly, depending on specific isotopes.  Therefore, DRAXIMAGE receives shipments of chemical-grade radioisotopes several times each week and converts these to finished products within days or weeks.  While prices of selected isotopes can be somewhat volatile over the medium term, DRAXIMAGE endeavors to negotiate long-term supply arrangements with appropriate suppliers, especially for the more important isotopes such as radioactive Iodine.

DRAXIS Pharma, as a manufacturer of pharmaceutical products, obtains its chemical raw materials from approved chemical suppliers of both active pharmaceutical ingredients (“API”) and inactive or excipient ingredients such as fillers, stabilizers, preservative agents and coloring agents.  In most instances the API is supplied by the customer.  DRAXIS Pharma conducts full quality control testing of all ingredients and packaging materials before they are incorporated into the finished product.  Prices of principal API are not generally volatile, although prices can vary between alternative suppliers.

Radiopharmaceuticals

DRAXIMAGE discovers, develops, manufactures, and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global nuclear medicine marketplace.  Nuclear medicine entails the use of radioactive drugs (radiopharmaceuticals) for imaging and therapeutic purposes.  The energy released as these products decay can be harnessed to:  (i) elicit a visual representation of various organs and tissues (nuclear imaging), or (ii) destroy cancerous cells (radiotherapy).  Products currently marketed by DRAXIMAGE include a line of lyophilized Technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labeled with a variety of isotopes, including radioiodine, and BrachySeed®, Iodine-125 brachytherapy implants.  DRAXIMAGE also has a number of products in development, including two Technetium-99m-based diagnostic imaging products:  FIBRIMAGE®, for imaging deep-vein thrombosis, has completed enrolment of its Phase III trial in Canada and the Company is in negotiation with the FDA on the commencement of a Phase III trial in the U.S.; INFECTON®, has embarked on its Phase II trials in both Canada and the U.S.  Given the inherent uncertainties associated with new drug development, it is difficult to predict if, or when, these products will achieve commercialization.

Founded in 1950 as a division of Charles E. Frosst & Co., the predecessor business to DRAXIMAGE pioneered and became a leader in the medical application of nuclear technology after assuming the development function from Atomic Energy of Canada Ltd.  Following the 1965 acquisition of Charles E. Frosst & Co. by Merck Inc. (“Merck”), the business continued operations as a division of Merck’s Canadian subsidiary, Merck Frosst Canada and Co. (“Merck Frosst”), until its acquisition by DRAXIS in 1997.  As part of the acquisition, the Company retained all of the business’s managers, scientists and employees as well as its existing products and intellectual property.

The acquisition of this business was consistent with the Company’s strategy of acquiring specialty pharmaceutical platforms with potential for expansion into global markets.  DRAXIMAGE is the only company that manufactures I-131 radiopharmaceutical products in Canada.

DRAXIMAGE and its predecessor have a long history of technological and scientific progress in the field of radiopharmaceuticals.  Notable achievements include the development of lyophilized kits for the in-situ preparation of Technetium-99m (“Tc-99m”) radiopharmaceutical products for nuclear medical imaging (“Tc-99m Kits”); the development of chelates for the indium/yttrium and Technetium/rhenium groups of metals; and the development of stabilizers for use in iodinated radiopharmaceuticals, which resulted in DRAXIMAGE being one of the few companies to market iodinated products that do not require refrigeration.

Key business development transactions involving DRAXIMAGE have included:

•                  July 1997 – $8.6 million acquisition of the Canadian radiopharmaceutical division of Merck Frosst, which began operations through DRAXIMAGE Inc. (now known as DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc.).

•                  June 1988 – establishment of a strategic alliance with Molecular Targeting Technology, Inc. (“MTTI”), to develop, manufacture and market potential novel imaging agents.  The first opportunity pursued under this alliance was AMISCAN™, an agent for the imaging of acute myocardial infact.

•                  October 1999 – licensing from Isogenic Science Ltd. (“Isogenic”) of the rights to Isogenic’s proprietary technology related to radioactive brachytherapy implants (“BrachySeed®”) for the treatment of various localized cancers.

•                  July 2000 – signing of a non-exclusive distribution agreement with Syncor International Corporation (now known as Cardinal Health 414, Inc.) for the production of a kit for the preparation of Sodium Iodide I-131 Capsules and Oral Solution indicated for the treatment of thyroid cancer and hyperthyroidism for sale in the U.S.

•                  December 2000 – entering into license, distribution and supply agreements for BrachySeed® for the U.S. market with Cytogen Corporation.

•                  March 2001 – licensing from BTG International Limited (formerly known as the British Technology Group) of the rights to INFECTON®, an agent for imaging infection.

•                  October 2001 – long-term third-party manufacturing agreement to supply Bracco Diagnostics Inc. with sodium iodide I-131 radiotherapy capsules for the U.S. market.

•                  April 2003 – termination of license, distribution and supply agreements with Cytogen Corporation for BrachySeed® for the U.S. market.

•                  May 2003 – expansion of agreements with Isogenic for global rights to proprietary technology related to brachytherapy implants.

•                  July 2003 – extension and expansion of strategic partnership with Bristol-Myers Squibb Medical Imaging (“Bristol-Myers”) for the marketing and distribution of radiopharmaceutical products in Canada.

•                  August 2003 – amendment to the July 2000 agreement with Cardinal Health, 414 Inc. to enable DRAXIMAGE to distribute the new radioactive Iodine I-131 kit product to independent radiopharmacies in the U.S.

•                  August 2004 – termination of Phase II clinical trial in Canada and U.S. with respect to AMISCAN™.

DRAXIMAGE’s growth strategy is to leverage its history and experience in the research, development, manufacture and distribution of radiopharmaceutical products and services and to capitalize on its manufacturing capabilities.  In particular, DRAXIMAGE’s business strategy includes:

•                  Increasing sales of radioactive products, particularly in the U.S.;

•                  Increasing international sales of its existing Tc-99m Kits;

•                  Timely, cost-effective development of its portfolio of proprietary, innovative imaging and therapeutic radiopharmaceutical products; and

•                  Identifying and capitalizing on additional new business opportunities which are consistent with DRAXIMAGE’s capabilities.

Overview of Radiopharmaceuticals

The medical specialty of nuclear medicine involves the use of short-lived radioisotopes for both diagnostic imaging and therapeutic applications.  Pharmaceutical products used in such applications are commonly called radiopharmaceuticals.  Radiopharmaceuticals represent a well-defined, growing niche market that involves challenges such as regulatory approvals, specialized manufacturing standards, access to supply and critical delivery logistics.

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

Competition

The radiopharmaceutical field is highly specialized, particularly in the therapeutic area.  Challenges include meeting pharmaceutical product and nuclear regulatory requirements, having the ability to handle radioactive materials and establishing facilities and procedures to manufacture products in a sterile lyophilized or freeze-dried form, which involves manufacturing standards higher than those typically employed for most pharmaceutical products.  In addition, manufacturing and distribution logistics systems must be well-integrated and supportive to ensure that radiopharmaceutical products can be produced rapidly and delivered to the end user in a timely manner with the prescribed level of strength.

Companies with significant radiopharmaceutical operations include Bristol-Myers Squibb Company, GE Amersham Health, Tyco International Ltd., Schering AG, and Bracco SpA.  In addition, there are a number of companies that are developing and/or marketing other radiopharmaceutical products, including MDS Nordion Inc., Immunomedics, Inc., Biogen Idec Inc. and NeoRx Corporation.

BrachySeed® implants are sold into a competitive marketplace that includes the established market leader, Oncura.  Other competitors in the U.S. market include Theragenics Corporation, North American Scientific, Inc., Mentor Corporation, C.R. Bard Inc. and Best Medical International.

Marketed Products

DRAXIMAGE’s products are divided into two groups: (i) radioactive products, which are in a radioactive and ready-to-use form when shipped to customers, and (ii) non-radioactive products (predominantly Tc-99m Kits).  The kit products are sold in lyophilized (freeze-dried), non-radioactive form consisting of sterile, pyrogen-free complexes of chemical and/or biological substances.  Tc-99m Kits are reconstituted with radioactive Tc-99m in the nuclear medicine laboratory of a hospital or a unit-dose service supplier, or radiopharmacy, prior to use.

Radioactive Products

Radioactive products, which are shipped by DRAXIMAGE with the radioactive isotope already incorporated, are distributed to the nuclear medicine departments of hospitals or diagnostic clinics in a ready-to-use form.

The following table summarizes the DRAXIMAGE radioactive products.  All products listed have received approval for sale by the applicable regulatory body in the territory in which the product is sold.

Product	Indication	Principal Markets
Imaging Products
51Cr-Chromic Chloride Injection	Diagnosis of gastroenteropathy	Canada
51Cr-Sodium Chromate Injection, USP	Measurement of blood volume	Canada
57Co-Cyanocobalamin Capsule USP	Diagnosis of Vitamin-B12 malabsorption	Canada/Holland
57Co-Standard Cobalt Reference Solution	Reference for [57]Co-Cyanocobalamin	Canada
111In-Diethylene Triamine Pentacetic Acid Injection (DTPA)	Cisternography	Canada
111In-Indium Chloride Sterile Solution	Labeling of peptides and antibodies	Canada
131I-Sodium Iodide Diagnostic Capsules and Solutions, Oral and Intravenous	Imaging of thyroid disorders	Canada
131I-meta-iodobenzylguanidine	Adrenal imaging	Canada/Holland
131I-Iodinated Serum Albumin Injection, USP	Measurement of blood and plasma volume	Canada
131I-Iodohippuric Sodium Injection, USP	Measurement of renal plasma flow	Canada
125I-Iodinated Albumin Injection, USP	Measurement of blood and plasma volume	Canada
133Xe-Xenon Gas	Lung ventilation studies	Canada

Therapeutic Products
125I BrachySeed®	Treatment of various localized cancers	U.S./Canada/South America
103Pd BrachySeed®*	Treatment of various localized cancers	U.S./Canada
131I-Sodium Iodide Therapeutic Capsules and Solutions, Oral and Intravenous	Treatment of thyroid disorders	Canada
Kit for the Preparation of Sodium Iodide I-131 Capsules and Solution USP Therapeutic - Oral	Treatment of thyroid disorders	U.S.
32P-Sodium Phosphate Solution, USP	Treatment of bone pain	Canada

* currently not being distributed

Other		Canada
131I-Sodium Iodine Solution – Chemical	Radiochemical synthesis	Canada
125I-Sodium Iodide Solution – Chemical	Radiochemical synthesis	Canada
131I-Iodinated Human Serum Albumin	Radiochemical use	U.S./Europe
125I-Iodinated Human Serum Albumin	Radiochemical use	U.S./Europe

Sodium Iodide I-131 Radiotherapy

In October 2001, DRAXIMAGE entered into a third-party manufacturing contract to supply sodium iodide I-131 radiotherapy capsules for Bracco Diagnostics Inc. for the U.S. market for the treatment of thyroid cancer and hyperparathyroidism.

In January 2003, DRAXIMAGE received FDA approval to produce and market a new radiopharmaceutical kit product for the preparation of Sodium Iodide I-131 Capsules and Oral Solution for the treatment of thyroid cancer and hyperthyroidism.  This was the first such product on the market that allows physicians and radiopharmacists to prepare an FDA-approved I-131 gelatin capsule or oral solution.  In March 2003, DRAXIMAGE launched the new kit product and initiated shipments to the Nuclear Pharmacy Services group of Cardinal Health, Inc., under a five-year, non-exclusive distribution agreement for the product for the United States and its possessions.  As of 2003, this product was made available to other customers and distributors in the U.S.

In November 2004, DRAXIMAGE received FDA approval for a DRAXIMAGE brand of I-131 therapeutic capsules.

BrachySeed®

BrachySeed® is a uniquely designed, second-generation radioactive brachytherapy implant developed by DRAXIMAGE and designed to bring a high level of accuracy, precision and safety to sealed source implant surgery.  Each BrachySeed® is robotically manufactured at the DRAXIMAGE facility.

Brachytherapy is the implantation of radioactive “seeds” for the treatment of localized cancers of the prostate and other organs.  These seeds can contain either Iodine-125 or Palladium-103, depending on the status of the cancer and the required duration of treatment.  The seeds deliver a concentrated, defined radiation dose that destroys cancer cells while minimizing damage to surrounding tissues.  This targeted strategy is particularly important for organs such as the prostate, which is nestled between the bladder and the rectum.  The procedure involves placement of approximately 100-150 of these seeds into a locally anesthetized patient.

DRAXIMAGE’s Iodine-125 implant was approved by the FDA in the second half of 2000 and launched into the Canadian and U.S. markets during the second quarter of 2001.  The Palladium-103 product was approved by the FDA in the fourth quarter of 2001 and launched during the second quarter of 2002, but shipments were subsequently suspended pending development of a revised marketing strategy.  The Palladium-103 product was not marketed during 2003 or 2004.

In early 2003, DRAXIMAGE implemented a strategy to market brachytherapy products directly to U.S. customers following the ending of license, distribution and supply agreements with Cytogen Corporation.  The move to the end user marketing of brachytherapy implants is part of a trend that has become evident throughout the brachytherapy industry.  This trend is in part the result of the enactment of the U.S. Medicare Prescription Drug Improvement and Modernization Act of 2003.  This law provides for separate payment for brachytherapy seeds and removes restrictive monetary caps on brachytherapy seed reimbursement under Medicare’s Hospital Outpatient Prospective Payment System, also known as “HOPPS.”  In January 2003 the U.S. Center for Medicare and Medicaid Services (CMS) changed its reimbursement policy in accordance with the change in the law, to provide that the fee for a prostate cancer treatment procedure includes the cost of implants.  In 2004, DRAXIMAGE sold BrachySeed® through a direct brachytherapy marketing and sales group, including product management, in-house sales/telemarketing, customer service support, secure website ordering and sales representatives in the U.S.

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

The nearly spherical dispersion of the radiation field provides a more uniform dosimetry to reduce “cold spots,” areas within the target organ not reached by the radiation.  Such “cold spots” may occur when brachytherapy seeds do not provide symmetrical and spherical fields of radiation.  This also permits the implantation of 8 - 10% fewer seeds to achieve the same dosimetry.

Non-Radioactive Products

DRAXIMAGE currently markets the following non-radioactive products.  All products listed have received approval for sale by the applicable regulatory body in the territory in which the product is sold.

Product	Indication	Principal Markets
Tc-99m Kits
99mTc-MarcoAggregated Albumin Kit (“MAA”)	Diagnosis of lung perfusion	U.S./Canada
99mTc-Diethylene TriaminePentacetic Acid Kit (“DTPA”) Stabilized with p-Aminobenzoic Acid	Diagnosis of kidney function, blood pool imaging and lung ventilation function	U.S./Canada
99mTc-Calcium Glucoheptonate Kit	Diagnosis of kidney function	U.S./Canada
99mTc-MethyleneDiphosphonic Acid Kit (“MDP”) Stabilized with p-Aminobenzoic Acid	Diagnosis of inflammatory and neoplastic bone disease	U.S./Canada
99mTc-Calcium Gluceptate Kit	Diagnosis of kidney function and red blood cell imaging agent	Canada

Other
Stannous Gluconate	Antibody labeling	U.S.
Sodium Carbonate/Bicarbonate Solution	Antibody labeling	U.S.
Acetic Acid/HCI Solution	Antibody labeling	U.S.
Sterile Empty Vial	Antibody labeling	U.S.
Intrinsic Factor Capsule	Use with [57]Co-Cyanocobalamin	Canada

DRAXIMAGE’s major non-radioactive products are its MDP, DTPA and MAA Tc-99m diagnostic imaging kits.  While these products would technically be classified as generic pharmaceutical products, DRAXIMAGE’s versions are proprietary and are sold under the DRAXIMAGE trademark or that of its local distributors.  All three of these products feature a proprietary formulation that provides additional shelf life following reconstitution compared to competitive products.

On October 25, 1995, Frosst Radiopharmaceuticals, a division of Merck Frosst Canada Inc. (now known as DRAXIMAGE) entered into a non-exclusive distribution agreement with Syncor International Corporation (now known as Cardinal Health 414, Inc.) for distribution in the U.S. of DTPA, a kit used to prepare Tc-99m Pentetate to study kidney clearance, and MDP, a kit used to prepare Tc-99m Methylene Diphosphonic Acid to study bone metabolism.  The initial term was for five years, with automatic renewal of the agreement for successive two-year periods.

Prior to 2002, DRAXIMAGE produced Tc-99m kits at its Merck Frosst location.  Following FDA approval of the Company’s new lyophilization production facilities in early 2002, the resulting increased manufacturing capacity provided the opportunity to increase sales volumes of these products in existing markets in the U.S. and Canada and to build new markets in Europe and Asia, territories in which product approvals are either already in place or expected to be granted in the near future.

In March 2004, DRAXIMAGE received approval from the FDA to produce and market a new formulation of MDP, called MDP-25, a kit for the preparation of Technetium Tc-99m Medronate Injection.

Products under Development

As of December 31, 2004, DRAXIMAGE had the following products under development:

Product	Status	Indication
Imaging Products
FIBRIMAGE®	Phase III (Canada)	Deep-vein thrombosis imaging
INFECTON®	Phase II (Canada and U.S.)	Infection imaging
SOMATOSCAN®	Preclinical	Imaging of neuroendocrine tumors, lymphoma, carcinoid and small-cell lung cancer

Product	Status	Indication
Imaging Products
Therapeutic Products

Somatostatin Therapy	Preclinical	Treatment of neuroendocrine tumors, lymphoma, carcinoid and small-cell lung cancer

The clinical development of radiopharmaceutical imaging agents differs from that of therapeutics in several areas. While therapeutics are developed to offer improved efficacy and safety in the treatment of a specific disorder, radiopharmaceutical imaging agents are elaborated for demonstrating the existence and extent of a specific condition. Therefore the trial design for establishing efficacy is not the same. In the case of radiopharmaceutical imaging agents the endpoint is the actual image. The analysis is therefore centered around various quantitative and qualitative aspects of the image. For example, the image quality is assessed at various time points to determine the time to best quality. Also a blinded read of images is conducted to determine the accuracy as well as the sensitivity and specificity of the test in comparison to the modality that is currently accepted as the gold standard. In order for the test to be useful across clinical sites the inter-rater reliability should also be high. This is an important endpoint that is measured by a weighted Kappa test. These are the main efficacy considerations for radiopharmaceutical imaging agents. The analysis of safety is similar to that of therapeutic agents and includes the usual vital sign monitoring as well as the capturing of side effects through adverse event reporting.

FIBRIMAGE®

Description - FIBRIMAGE® is a Tc-99m Kit for the imaging of active thrombus in deep-vein thrombosis (“DVT”).  In DVT, a blood clot (or thrombus) forms in a vein, normally in the lower leg, thigh or pelvic area.  Patients with DVT are at risk of pulmonary embolism, which occurs when a clot associated with DVT breaks free and travels to the lungs, obstructing blood flow.  The Council on Thrombosis estimated in 1996 that approximately two million Americans are affected by DVT each year of which approximately 600,000 result in pulmonary embolism.

Mechanism of Action - FIBRIMAGE® is based on linking Tc-99m to the fibrin binding domain (“FBD”) of human fibronectin.  FBD is a recombinant polypeptide with high binding affinity for active fibrin, the primary component of actively forming venous thrombus.  The Company believes that FIBRIMAGE® will be able to positively image DVT and to distinguish acute (i.e. active) thrombus from chronic (i.e. inactive) thrombus.

Technology Partner - Recombinant FBD was developed by Bio-Technology General Corp. (a subsidiary of Savient Pharmaceuticals Inc. (SVNT: NASDAQ)) and is licensed to DRAXIMAGE on an exclusive, worldwide basis.

Regulatory Status - FIBRIMAGE® entered Phase II clinical trials in Canada in 1998.  Patients of any age with a known diagnosis of Deep Vein Thrombosis (“DVT”) were studied. Imaging was done at 3 time points in order to determine the optimal time point for diagnosis.  Thirty-six patients were included for each time point.  FIBRIMAGE® entered Phase III clinical trials in Canada in early 2000 to assess diagnostic accuracy in symptomatic patients with either an initial or a recurrent episode of DVT.  The Phase III studies were designed to address the accuracy, sensitivity, specificity and positive and negative predictive values of FIBRIMAGE® compared to standard diagnostic tests.  Patients of any age with signs and symptoms consistent with the diagnosis of DVT were studied. Comparison with ultrasound was made to determine sensitivity and specificity of FIBRIMAGE® in accurately diagnosing DVT.  There were 130 patients in this study.  Based on a minimum expected rate of agreement between the test method and the standard of 75%, 130 patients will give a 95% confidence interval of no more than ± 7.5% (i.e., 67.5%-82.5%).  The progress of Phase III trials for FIBRIMAGE® prior to 2003 had been affected by the lack of availability of clinical trial materials and by the need to revise the chemistry and manufacturing sections of existing filings.  FIBRIMAGE® has completed enrolment of its Phase III trial in Canada and the Company is under negotiation with the FDA on the commencement of a Phase III trial in the U.S.

Competing Modalities - Traditional approaches to the diagnosis of DVT have included Doppler ultrasound and contrast venography.

Potential Advantages of FIBRIMAGE® - DRAXIMAGE believes that nuclear medicine imaging with FIBRIMAGE® will offer a number of advantages over existing imaging modalities, including:

•                  the ability to image within two hours post injection;

•                  the ability to distinguish old, chronic, stabilized (passive) thrombus from new, active (life-threatening) thrombus;

•                  high degree of sensitivity and specificity; and

•                  lack of pain, degree of invasiveness and risk of side effects associated with venography.

DRAXIMAGE believes FIBRIMAGE® should be an attractive alternative to Doppler ultrasound in diagnosing DVT in certain areas, such as below the knee and in the pelvis, where ultrasound is less efficacious.  DRAXIMAGE believes that the only competitive radiopharmaceutical imaging product on the market at this time to compete with its FIBRIMAGE® product under development is AcuTect®, marketed by Berlex Laboratories, Inc.  DRAXIMAGE believes that FIBRIMAGE® will compete well against AcuTect® because FIBRIMAGE® binds to fibrin, which comprises 75-80% of an actively forming blood clot, whereas AcuTect® binds to platelets.  The Company is also aware that Agenix Limited announced in October 2004 that it has received FDA approval for a Phase II clinical trial for its ThromboView® product.  ThromboView® uses radiolabelled antibodies to locate blood clots in the body.

INFECTON®

Description - INFECTON®, a complex of Tc-99m and the anti-bacterial agent ciprofloxacin, is a novel agent for the specific imaging of infection.  INFECTON® acts by binding directly to infecting organisms and so is expected to be highly specific for imaging infection.  It is anticipated that INFECTON® may be used to image a number of serious medical conditions, including fever of unknown origin, osteomyelitis (bone infection), wound infection, abdominal abscess, pneumonia, appendicitis, and tuberculosis.  Many of these conditions are difficult to diagnose even by invasive means or by surgery.

Technology Partner - INFECTON® was discovered by Drs. Britton and Solanki at St. Bartholomew’s Hospital in London, England.  In March 2001, DRAXIMAGE entered into an agreement with BTG International Limited (formerly known as the British Technology Group).  The agreement gives DRAXIMAGE exclusive rights to manufacture and sell INFECTON® in the U.S., Canada, South America and Europe.  DRAXIMAGE has a sub-license from Bayer AG for the diagnostic imaging use of their ciprofloxacin.

Regulatory Status - INFECTON’s® proof of principle was established in a series of clinical trials sponsored by the International Atomic Energy Agency involving 879 patients in several countries outside

North America in which INFECTON® displayed excellent results, with a sensitivity of 88.3%, a specificity of 86.5%, and an accuracy of 87.6%.  The clinical studies showed that the agent achieves up to 96% specificity in detecting bacteria in the lungs, bones and tissues – areas where other diagnostics have failed in the past.

In January 2003, DRAXIMAGE initiated a Phase I clinical trial of INFECTON® in Canada, conducted by Dr. Raymond Taillefer at Hôpital Hotel-Dieu at the Centre Hospitalier du l’Université de Montréal.  The study involved 10 healthy subjects in an open-label, single-center, single-dose safety, pharmacokinetic and radiation dosimetry study.  Whole body images were taken at various intervals after injection of INFECTON® to visualize distribution of the imaging agent throughout the body over time.  The Phase I study was completed during the first half of 2003.  INFECTON® was found to be safe and well tolerated by the subjects at the administered dosages.  The results of a Phase I trial do not provide enough evidence regarding safety to support an application for marketing with the FDA or the HPFB, as applicable, and additional tests are conducted and submitted in support of any application for approval.  Subsequent results often do not corroborate earlier results.

In July 2003, DRAXIMAGE initiated two Phase II clinical studies of INFECTON® in Canada.  The first of the Phase II studies is a single-dose, open-label, multi-center trial involving 30 diabetic patients suffering from clinically confirmed bacterial infections of the foot.  The second study examines and compares the uptake of INFECTON® in patients with either a known soft tissue infection or a chronic inflammatory condition that is sterile.  A total of 50 patients with definitive bacterial infections or confirmed chronic aseptic inflammatory conditions are being enrolled in the single-dose, open-label, multi-center trial.  Twenty-five patients from each group will be included in the trials. By the end of 2004, enrollment in the first study was 80% complete.  In September 2004, the Company received approval from the FDA to initiate a Phase II clinical trial in the U.S.  This trial is a single-dose, open-label, multi center trial involving 22 patients and will examine patients suffering from bacterial osteomyelitis.  Enrolment in the U.S. Phase II trial started in October 2004 and by the end of 2004 was 20% complete.

Competing Diagnostic Modalities - The most specific current procedure for medical imaging of inflammation due to infection involves removing blood from the patient, isolating white blood cells in the patient’s blood, radiolabelling the white blood cells with an isotope such as indium-111 or Technetium coupled with a carrier molecule and then injecting the white blood cells back into the patient.  These white blood cells localize around the site of the infection and the associated radiation can be detected using a gamma camera.  White blood cells are not highly specific and cannot readily distinguish infection from inflammation.  In July 2004, Mallinckrodt, a business unit of Tyco Healthcare, and Palatin Technologies, Inc. announced that they had received approval from the FDA to market and distribute NeutroSpec™ (formerly known as LeuTech®), a Technetium-labeled monoclonal antibody that binds to white blood cells, for difficult-to-diagnose appendicitis.  NeutroSpec™ is in clinical trials for other indications, such as detection of other infections, including osteomyelitis, fever of unknown origin, inflammatory bowel disease and post-surgical abscesses.  In addition, Immunomedics, Inc. announced in January 2005 that it had received Health Canada approval for the marketing and use of its product LeukoScan® for the detection of osteomyelitis.  LeukoScan® is a murine monoclonal IgG antibody fab’ fragment labeled with Tc-99m.  We believe that INFECTON® may be the first radiopharmaceutical capable of distinguishing inflammation from infection and as such would offer an advantage over agents that bind to white blood cells and which cannot distinguish between infection and inflammation.

Potential Advantages of INFECTON® - Preliminary investigations suggest the possibility that INFECTON® may be the first radiopharmaceutical capable of distinguishing inflammation from infection.

Development costs of FIBRIMAGE® and INFECTON®

The Company has expended $2.2 million in developing FIBRIMAGE® and INFECTON® during the period between 1998 and 2004 inclusively.

SOMATOSCAN®/Somatostatin Therapy

Description - SOMATOSCAN® and Somatostatin Therapy are radiolabelled somatostatin peptides derived from a synthetic peptide based on MK-678, originally developed by Merck, which shows a high binding affinity for the somatostatin receptors expressed in neuroendocrine tumors, lymphoma and carcinoid and small-cell lung cancer.  This peptide is being developed as both a diagnostic imaging agent (SOMATOSCAN®) and therapeutic product (Somatostatin Therapy) and the Company believes that it will permit the identification and treatment of primary tumors and the correct diagnosis of metastatic lesions.

Technology Partner - SOMATOSCAN® and Somatostatin Therapy are based on innovative research by DRAXIMAGE and the University of Pennsylvania, for which DRAXIMAGE has an exclusive world-wide license for development and commercialization.

Regulatory Status - Preclinical evaluation of SOMATOSCAN® is in progress toward the filing of an application to initiate clinical testing.  A pilot study conducted at the Montreal General Hospital in 1997, involving over 30 patients using an Iodine-131-MK-678, demonstrated good uptake in all of the target tumor types. DRAXIMAGE’s clinical studies will be designed to confirm SOMATOSCAN’s® earlier successful results observed with the Iodine-131 formulation.  Additional preclinical studies to scale up synthesis of the drug substance and establish a viable formulation of Somatostatin Therapy are currently being conducted at DRAXIMAGE.

Competing Products - There are two approved somatostatin-based imaging products in the marketplace:  OctreoScan® from Tyco International Ltd. and NeoTect® from Berlex Laboratories Inc.  Both of these molecules offer similar information but OctreoScan® is based on indium-111 and is more expensive than Tc-99m-based NeoTect® and must be delivered in radioactive form.  The Company is aware that development work is also being done on other somatostatin-based cancer therapy products that would compete with Somatostatin Therapy.  DRAXIMAGE believes that by enabling the same molecule to be used for both diagnosis and therapy, physicians will have a greater ability to deliver therapeutic quantities of radiation specifically to well-defined targets in the body with our product.

Potential Advantages of SOMATOSCAN® - DRAXIMAGE believes that by enabling the same molecule to be used for both diagnosis and therapy, physicians will have a greater ability to deliver therapeutic quantities of radiation specifically to well-defined targets in the body.

Other Products

The Company announced in its MD&A for the second quarter of 2004 that although an interim analysis of the Phase II images obtained in the AMISCAN™ trial were very clear in definitive myocardial infarction they were insufficiently precise in very early equivocal infarction with the current formulation for this indication and that in light of these observances, the Company decided to cease further development of this product for infarct imaging in order to concentrate on its other pipeline products, notably FIBRIMAGE® and INFECTON®.

DRAXIMAGE has conducted preclinical development of atrial natriuretic peptide (“ANP”).  ANP is a natural peptide produced in the atrium of the heart and is intended for development as an imaging agent for kidney structure and function.  Radiolabelled ANP has demonstrated high binding affinity to receptors in both the lung and kidney.  Experimental results in animals have shown that ANP is effective in the detection of kidney dysfunction associated with such diseases as diabetes, essential hypertension and reno-vascular hypertension induced by the stenosis of renal arteries.  ANP is based on innovative research by DRAXIMAGE, the Clinical Research Institute of Montréal and the Research Institute of Hôtel Dieu de Montréal, from which DRAXIMAGE has an exclusive worldwide license.  DRAXIMAGE did not conduct any work related to ANP in 2004.

Paclitaxel

Description - Paclitaxel is a novel, anti-tumor agent referred to in some scientific and medical literature as “taxol.”  Paclitaxel is currently marketed in the U.S. under the brand name Taxol by Bristol-Myers Squibb Co.  In January 1997, DRAXIS acquired from Mylan the exclusive Canadian marketing rights to the Mylan formulation of paclitaxel.  In June 1998, DRAXIS filed with the HPFB a New Drug Submission in Canada for paclitaxel, and the HPFB has completed its review process.  Prior to approval, DRAXIS must comply with Canadian Patented Drugs Regulations with respect to generic competition.  Mylan is currently assessing the status of patent infringement litigation in Canada regarding paclitaxel, and the Company has agreed to defer launch in Canada until such issues have been clarified.

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

Most of the radioisotopes used to produce radiopharmaceuticals are supplied to DRAXIMAGE primarily, but not exclusively, by MDS Nordion, a subsidiary of MDS Inc. and the world’s largest supplier of chemical-grade isotopes for use as medical radioisotopes.

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

Lyophilized Products

DRAXIMAGE’s Tc-99m Kits are currently manufactured in the DRAXIS Pharma lyophilization facility, which was first accepted as a manufacturing site by the FDA in October 2001.  Subsequent manufacturing site transfer approvals for the Tc-99m Kits were received during the period December 2001 to March 2002.

DRAXIS Pharma’s initial lyophilizer has the production capacity to approximately double the supply of Tc-99m Kits to DRAXIMAGE as compared to the previous outsourced manufacturer.  A second lyophilizer was delivered to DRAXIS Pharma in mid-2003, and its installation and validation during 2004 will allow for commercial production starting in the first half of 2005.

Regulatory

In May 2000, DRAXIMAGE received Canadian regulatory approval to market its Iodine-125 BrachySeed® for treating prostate cancer, and in August 2000, it received FDA approval to market the implant in the U.S.

In September and October 2000, DRAXIMAGE was approved by, respectively, the U.S. Nuclear Regulatory Commission and the Canadian Nuclear Safety Commission with respect to its BrachySeed® implant.

During the period June to July 2001, DRAXIMAGE received FDA and Health Canada regulatory approval for its Palladium-103 BrachySeed®.

In the period December 2001 through March 2002, DRAXIMAGE was approved by the FDA to transfer production of its line of lyophilized medical imaging products in-house to the DRAXIS Pharma lyophilization production facility.

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

In November 2004, DRAXIMAGE received FDA approval for a DRAXIMAGE brand of I-131 therapeutic capsules.

Sales and Marketing

At the present time, DRAXIMAGE’s products are marketed primarily in the U.S. and Canada.  As many of the products marketed by DRAXIMAGE have the potential for global approvals, it is expected that non-North American based revenues will increase in the future.  The most active growth areas are expected to be Europe and South America.  In January 2003, DRAXIMAGE entered into a marketing and distribution agreement with Netherlands-based IDB Benelux Inc. for the Benelux countries.

United States

DRAXIMAGE sells Tc-99m Kits in the U.S. to several customers and distributors including Cardinal Health, Inc., which operates the largest chain of radiopharmacies, Tyco Healthcare division of

Tyco International Ltd., GE Amersham Health, CIS bio international (a subsidiary of Schering AG) and United Pharmacy Partners Inc.

Tc-99m Kits sold in the U.S. are marketed under the DRAXIMAGE trademark with the exception of selected Tc-99m Kits sold through CIS bio international, which carry the distributor’s trade name.

From December 2000 until January 2003, BrachySeed® was distributed in the U.S. on an exclusive basis by Cytogen.  In January 2003, DRAXIMAGE notified Cytogen that it was exercising its rights, under its license and supply agreements with Cytogen, to terminate Cytogen’s exclusivity with regard to the marketing and distribution of BrachySeed® implants in the United States as a result of Cytogen’s continued failure to meet the minimum annual sales requirements set out in the agreements.  Cytogen subsequently unilaterally terminated each of the license and distribution and supply agreements with DRAXIMAGE.

In April 2003, DRAXIMAGE and Cytogen reached agreement to end the license and distribution and supply agreements and to co-ordinate efforts for an orderly transition of the U.S. brachytherapy business.

Canada

In Canada, DRAXIMAGE currently markets most of its products directly to end-users through a co-operative agreement with Bristol-Myers, pursuant to which Bristol-Myers’ sales force promotes the two companies’ non-competitive product lines.  This arrangement allows for enhanced coverage of the Canadian market while reducing administrative and shipping costs.  In July 2003, DRAXIMAGE renewed and expanded its distribution agreement with Bristol-Myers in Canada for another five years.  As of December 31, 2004, the Company had one regulatory submission (a Supplement to a New Drug Submission) pending with TPD for MDP-25, a radiopharmaceutical product already approved for marketing in the U.S.

DRAXIMAGE markets BrachySeed® in Canada directly to hospitals and healthcare buying groups through its own sales and marketing resources.

For many years, DRAXIMAGE has been the primary Canadian supplier of Iodine-131 and Iodine-125 labeled radiopharmaceuticals, including solutions and capsules used primarily for the diagnosis and treatment of thyroid gland disorders.

Europe

The radiopharmaceutical market in Europe is characterized by strong regional fragmentation, which gives the leading market share to the individual manufacturer located in each of the major countries (i.e. GE Amersham Health in the UK, Tyco Healthcare in Holland and CIS bio in France).  DRAXIMAGE’s marketing activities in Europe are at their earliest stages pending regulatory approvals in this jurisdiction.  As of December 31, 2004, there were five regulatory submissions filed with European regulatory authorities: four with the Medicines Evaluation Board in the Netherlands and one with the Danish Medicines Agency.   The submission dates for these radiopharmaceutical products range from June 2003 to December 2004.  All of the approvals sought in Europe are for marketing authorizations through the mutual recognition procedure which involves obtaining approval in one state (the “reference member state”) and recognition of that approval in other member states.  All of the approvals being sought in Europe are for radiopharmaceutical products already approved in Canada or the U.S.  One of these five European submissions was for the Company’s kit for the Preparation of Technetium Tc-99m

Albumin Aggregated Injection (MAA kit) for which the Company received approval for in one reference member state, the Netherlands, in February 2005.

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

Employees

As at December 31, 2004, DRAXIMAGE had 91 employees, broken down as follows:  general management and administration 7; marketing, selling and customer service 20; quality operations 15; manufacturing 37; and research and development 12.

Patents

Most of DRAXIMAGE’s products are covered by patents held by DRAXIMAGE or licensed from third parties.  DRAXIMAGE has numerous patents issued and allowed and patent applications pending in the United States, Canada, Europe and Japan.  For example, DRAXIMAGE has various U.S. issued patents related to chelates for radiopharmaceutical applications and process patents for the preparation of certain radiopharmaceuticals.  In addition, DRAXIMAGE has licensed from licensors certain U.S. patents covering its pipeline products and products already in the U.S. market, such as BrachySeed®.

DRAXIMAGE also relies on trade secrets, know-how and other proprietary information to protect its current products and technologies.  To protect DRAXIMAGE’s rights in these areas, it requires all licensors, licensees and significant employees to enter into confidentiality agreements.  There can be no assurance, however, that these agreements will provide meaningful protection to DRAXIMAGE’s patents, trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such patents, trade secrets, know-how or other proprietary information.

Contract Manufacturing (DRAXIS Pharma)

DRAXIS Pharma is a contract pharmaceutical manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products.  Operating out of a cGMP-compliant 247,000-square-foot facility located in Kirkland, Québec, DRAXIS Pharma manufactures pharmaceutical products for DRAXIMAGE, as well as for over 20 other pharmaceutical clients in many international jurisdictions.

Key business development transactions involving DRAXIS Pharma have included:

•                  May 1998 – $11.1 million acquisition of DRAXIS Pharma’s pharmaceutical manufacturing facility.

•                  July 1999 – signing of a five-year manufacturing supply agreement with Warner-Lambert Canada Inc. (now known as Pfizer Consumer Healthcare, a division of Pfizer Canada Inc.).  The term of this agreement has been extended by mutual agreement while the parties are negotiating a new arrangement for a three-year term which shall have an effective date of January 1, 2005.

•                  February 2000 – sale of 34.1% equity interest to SGF and DRAXIS Pharma senior management for net proceeds of $5.4 million.

•                  December 2001 – signing of a long-term manufacturing and supply agreement for the renewal and expansion of DRAXIS Pharma’s existing contract manufacturing relationship with GSK.

•                  March 2003 – initiation of production under a manufacturing and supply agreement with Bone Care for Hectorol® Injection.

•                  April 2004 – acquisition by the Company of SGF’s 32.7% interest in DRAXIS Pharma and repayment of $3.1 million (CDN$4.2 million) in debt owed by DRAXIS Pharma to SGF and $1.7 million (CDN$2.3 million) in debt owed by DRAXIS Pharma to Investissement Québec.

In 2004, the Company completed a three-year, $12 million capital plan at DRAXIS Pharma, including a tripling of the Company’s existing lyophilization capacity.  The capital plan also included new sterile manufacturing capabilities to support recently announced contracts, improvements to production line efficiency, improvements to infrastructure, new raw material handling facilities and supporting systems to maintain the DRAXIS Pharma facility at the forefront of regulatory compliance.  DRAXIS Pharma’s three-year, $12 million capital plan was initially financed through loans and equity investment from DRAXIS Pharma’s shareholders, loans from Investissement Québec and internally generated funds.  The equity was repurchased and the loans were repaid in April 2004 from the proceeds of the Company’s public offering.

Since DRAXIS acquired DRAXIS Pharma, DRAXIS Pharma’s revenues have risen from $6.1 million for the eight-month period ended December 31, 1998 to $46.5 million for the year ended December 31, 2004.

DRAXIS Pharma’s business goal is to become a leading supplier of high-value-added, high-margin contract pharmaceutical manufacturing services.  Key components of DRAXIS Pharma’s strategy to achieve this goal include:

•                  obtaining and maintaining all required regulatory approvals for DRAXIS Pharma’s manufacturing facility;

•                  securing additional manufacturing contracts with existing and new customers;

•                  focusing on DRAXIS Pharma’s distinctive capabilities in sterile and lyophilized product manufacturing;

•                  providing manufacturing and related services to DRAXIS’ other businesses; and

•                  focusing on operational excellence, including regulatory compliance, cost-effectiveness and customer service.

Overview of Pharmaceutical Contract Manufacturing

In a report prepared by CIBC World Markets (Equity Research) and dated December 3, 2002 entitled “Pharmaceutical Contract Manufacturing”, it was estimated that the manufacturing portion of the $400 billion global pharmaceutical market was $50 billion, with approximately $13 billion outsourced.

The secondary, or dosage-form, manufacturing segment that is currently outsourced was further estimated to be approximately $5.5 billion with an anticipated near-term growth in the 10% – 15% range.

The reasons pharmaceutical companies outsource manufacturing include:

•                  productivity benefits – plant utilization rates in the pharmaceutical industry are declining and have created increased need to lower operating costs;

•                  moving assets off the balance sheet – contract manufacturers are a solution to high levels of industry assets tied up in under-utilized facilities;

•                  leveraging external expertise – third-party contractors provide a logical route to specialist services and access to updated technologies; and

•                  pharmaceutical industry consolidation – continuing mergers will likely force rationalization of manufacturing capacity.

The Company believes that there is currently a significant global shortage of sterile lyophilization capacity and that this sector offers significantly higher margin growth potential for DRAXIS Pharma due to its technical complexity and its increasing demand as a favored dosage form for biotechnology products in particular.

DRAXIS Pharma believes that the key competitive factors in the contract manufacturing industry include the reliability of supply, quality of product, strict compliance with governmental regulations, capacity availability, competitive pricing and the technical and manufacturing ability to produce a full range of quantities – from small pilot batches often required for clinical trials to larger commercial quantities.

Competition

DRAXIS Pharma competes with pharmaceutical companies that have in-house manufacturing capabilities as well as with third-party contract manufacturers, including Hospira Inc., Boehringer Ingelheim, Cardinal Health, Inc., DPT Laboratories, Haupt Pharma AG, Patheon Inc. and DSM Pharmaceuticals, Inc.

Manufacturing Capabilities

DRAXIS Pharma is a customer-driven pharmaceutical contract manufacturing company that is positioned to manufacture a variety of dosage forms.  DRAXIS Pharma is one of a few existing full-scale pharmaceutical contract manufacturing facilities in Canada that has FDA-approved sterile manufacturing and sterile lyophilization capabilities.

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

DRAXIS Pharma’s existing sterile manufacturing capabilities were enhanced by the addition of sterile lyophilization, which became fully operational and approved by the FDA in the latter half of 2001.  This fully automated line includes a vial washer, a depyrogenation tunnel, an in-line filling machine, robot loaders and unloaders, the freeze-drier unit and a capper.  This first freeze-drier has a capacity based on 11 square meters (120 square feet) of shelf space, while the second unit installed in 2004, at 24 square meters (254 square feet) of shelf space capacity, will, at optimal configuration, essentially triple overall capacity over time.

In 2004, the Company completed a three-year, $12 million capital plan for DRAXIS Pharma, including the tripling of DRAXIS Pharma’s existing lyophilization capacity, new sterile manufacturing capabilities to support recently announced contracts, improvements to production line efficiency, improvements to infrastructure, new raw material handling facilities and supporting systems to maintain DRAXIS Pharma at the forefront of regulatory compliance.

The second lyophilizer, with 24 square meters (254 square feet) of freeze-drying shelf space, was incorporated into DRAXIS Pharma’s existing lyophilization facility.  The specialized facility was originally designed to readily accommodate this second lyophilizer at a cost significantly less than that of the initial installation with minimal disruption to ongoing production.

The second lyophilization unit will be fully validated and in commercial use during 2005.  At optimum configuration, the second lyophilizer should triple existing lyophilization capacity over time.  The Company does not expect to achieve full capacity utilization on this new lyophilizer in 2005.  The transferring and introduction of new products to this lyophilizer will occur in stages during 2005 and 2006.

Other Sterile Products

The Sterile Products Department (“SPD”) includes preparation and pharmaceutical areas with manufacturing, filling and inspection rooms for the manufacture of injectable liquids, ophthalmic and otic products.  DRAXIS believes that DRAXIS Pharma possesses one of the most modern facilities of its kind in Canada approved for the manufacture of sterile prescription pharmaceuticals for Canada, the United States and other global markets.

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

The processes that are incorporated in the operation include aseptic manufacturing and filling, terminal sterilization, clean in place (“CIP”), and sterilize in place (“SIP”).  The dosage forms/product types manufactured include solutions in ampoules and vials, suspensions and solutions in drop dose form and ointments in tubes.  The department currently has the capacity to fill vials ranging in size from 5 ml to 30 ml, ampoules ranging in size from 1 ml to 10 ml, and 3.5 g tubes.

Ointments, Creams and Liquids

The 16,000-square-foot Ointments, Creams and Liquids (“OCL”) Department offers substantial flexibility in production scale.  Production of ointments and creams utilizes a gravity-fed system and incorporates segregated wash areas and clean storage areas for equipment.

Batch capability in the OCL Department varies from 200 to 18,000 liters and incorporates four dedicated packaging lines.  Interconnecting tanks can be utilized where required, thereby providing production flexibility.  Fully automatic validated CIP systems ensure the purity of each customer’s product.  Product is pumped to two of the packaging lines and gravity fed to the other two lines.  Dosage forms/product types manufactured include creams, ointments, lotions, syrups, shampoos, gels and suspensions.

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

Regulatory

Manufacturing operations at DRAXIS Pharma, from receipt of raw material and packaging ingredients, through compounding, dosage form processing, filling, labeling and packaging, to final product release by quality control, are all conducted in accordance with cGMP requirements and other appropriate international regulatory standards.  Regular inspections of facilities, production processes, and control and validation systems, as well as employee training programs, are conducted by the Company, by U.S., Canadian and international governmental regulatory agencies and by customer inspection teams throughout the year.  The Company maintains a distinct internal team to provide effective liaison with various external inspection groups.

DRAXIS Pharma has a strong regulatory track record.  This includes 5 successful audits of its facilities in 2004 (1 regulatory inspection and 4 clients audits) and 26 successful audits of its facilities in 2003 (3 regulatory inspections and 23 client audits).

Warehousing and Distribution

The warehousing and distribution facilities of the DRAXIS Pharma plant allow additional manufacturing flexibility and efficiency.  A five-tier pallet-racking warehouse has a full height of 29 feet, covers approximately 48,900 square feet of space and has six shipping and receiving docks.  The warehouse has separately locked areas, including refrigeration units to control sensitive raw materials and finished goods.  In 2004, a third autoclave was installed to support terminal sterilization of products.

DRAXIS Pharma also has a new raw material storage and dispensing area, which improved cGMP compliance and provided an improved environment for the handling and accurate dispensing of raw materials. This installation improves the flow of material and personnel and is equipped with a new ventilation system and state-of-the-art dust containment technology.

Customers

Third-Party Contract Manufacturing

DRAXIS Pharma manufactures prescription and non-prescription pharmaceutical products for more than 20 pharmaceutical companies (excluding Inter-Company) pursuant to manufacturing supply contracts.

On July 1, 1999, DRAXIS Pharma entered into a five-year manufacturing and supply agreement with Warner-Lambert Canada Inc. (now known as Pfizer Consumer Healthcare, a Division of Pfizer Canada Inc.) covering several non-prescription products for the Canadian market, including Polysporin®, Sudafed®, Actifed® and Zincofax®.  Manufacturing of these products commenced in early 2000.  The term of this agreement has been extended by mutual agreement while the parties are negotiating a new agreement for a three-year term which shall have an effective date of January 1, 2005.

On December 18, 2001, DRAXIS Pharma finalized supply and related agreements with GSK for the renewal and expansion of an existing contract manufacturing relationship between the companies.  The products transferred to DRAXIS Pharma were all established, sterile products marketed by GSK in multiple international markets.  In 2002, an additional, established sterile injectable product was added under this contract and commercial production of this product commenced in the second quarter of 2002.  During 2002, site transfer and related activities associated with the other GSK products continued and production started in the second quarter of 2003 and ramped up through 2003 and 2004 with full production achieved by the end of 2004.  DRAXIS Pharma shall manufacture the products covered by the agreement until it receives a termination notice from GSK which may be given by a two-year advance written notice given on or after December 31, 2007.

In April 2002, DRAXIS Pharma entered into an agreement with Bone Care to produce Hectorol® Injection for sale in the U.S., and we began commercial shipments of the sterile injectable product in March 2003.  A Manufacturing and Supply Agreement was signed on March 3, 2003.  Production of Hectorol® Injection increased substantially throughout 2004.  The agreement is for a five-year term.

Inter-Company

Commencing in early 2002, DRAXIS Pharma became the FDA-approved manufacturing site for DRAXIMAGE’s lyophilized Tc-99m Kits.  In addition, DRAXIS Pharma has been qualified as the manufacturing site for Anipryl® tablets.

Employees

As at December 31, 2004, DRAXIS Pharma had 381 employees, consisting of: 45 managerial employees, 41 clerical employees, 60 quality operations employees and 235 unionized hourly employees.  The unionized hourly employees are represented by the United Food and Commercial Workers International Union, Local 291P.  A new five-year collective agreement between DRAXIS Pharma and the union concluded in February 2004, running from May 1, 2003 to April 30, 2008.  DRAXIS Pharma has no significant unresolved issues with the union.

Former Equity Partners

From February 2000 to April 2004, SGF and senior management of DRAXIS Pharma held a non-controlling equity interest in DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.).  In 2002 and 2003, DRAXIS Pharma Inc. (now known as

DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) repurchased and cancelled shares held by a former DRAXIS Pharma employee and members of DRAXIS Pharma’s management team in exchange for cash and settlement of existing loans.  In April 2004, the Company acquired from SGF its 32.7% interest in DRAXIS Pharma and also repaid $3.1 million (CDN$4.2 million) in debt owed by DRAXIS Pharma to SGF.

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

Anipryl® is a selegiline product developed for use in veterinary prescriptive applications, particularly in dogs.  The two indications for which Anipryl® is currently approved are canine Cushing’s disease and canine cognitive dysfunction syndrome (“CDS”).

Cushing’s syndrome refers to increased blood cortisol and the presence of one or more typical clinical signs, such as change in appetite, obesity, frequent urination, abdominal distension, loss of hair, lethargy and other behavioral changes.  Canine Cushing’s disease is the form of the disorder that is due to primary hyperfunction of the pituitary gland.

CDS, sometimes known as “Old Dog Syndrome,” refers to the onset in elderly dogs of behavioral problems unrelated to a generalized medical condition such as neoplasia, infection, or organ failure.  Typical signs of this disorder can include confusion, disorientation, decreased activity, changes in sleep/wake cycles, loss of house training and loss of interest in or ability to interact with its owner and environment.

From March 1991 to November 1996, DAHI’s common shares were publicly traded on NASDAQ.  In November 1996, the Company took DAHI private in a mandatory share exchange transaction.

In December 1997, the Company entered into an alliance with Pfizer whereby Pfizer was granted a perpetual exclusive license to market, sell and distribute Anipryl® in exchange for non-refundable fees, royalties based on the worldwide sales of Anipryl®, a manufacturing and supply agreement and a research collaboration.

In December 1999, the Company and Pfizer amended the terms of the alliance (the “First Amendment”) whereby $9.0 million of potential additional non-refundable fees were eliminated in exchange for the Company receiving additional regulatory support for a potential new indication and additional manufacturing data.  These potential additional non-refundable fees would have become payable if Pfizer had exercised its rights to acquire product registrations following regulatory approval of Anipryl® in designated European countries.

In April 2001, the Company received a payment of $1.5 million with respect to minimum royalty entitlements for the first three-year period ended December 31, 2000.

In December 2001, the Company and Pfizer further amended the term of the alliance (the “Second Amendment”) whereby the Company received a payment of $3.1 million with respect to minimum royalty entitlements for the second and third three-year periods ended December 31, 2001 and 2002 and modifications to future royalty entitlements.  The Second Amendment also resulted in all rights to Anipryl® outside of North America reverting back to the Company, forfeiture of any additional minimum royalty entitlements and the termination of any future collaborative research on new indications or formulations for Anipryl®.

Cumulatively to December 31, 2004, the Company received a total of $28.1 million in non-refundable fees and $15.2 million in royalties and royalty-related payments.

Under the amended arrangement, the Company will not be entitled to receive any additional non-refundable fees but will continue to earn royalties on Pfizer’s sales of Anipryl® in the United States and Canada.  The $28.1 million of non-refundable fees already received from Pfizer have been deferred and are being recognized as revenue on a straight-line basis over the period to December 31, 2006 in conformity with Staff Accounting Bulletin No. 101 published by the U.S. Securities and Exchange Commission.

The Company currently does not intend to pursue any additional or expanded indications for Anipryl®.

Anipryl® is currently approved for sale in the following jurisdictions:

Canada - the Canadian Bureau of Veterinary Affairs (“BVA”) approved Anipryl® for the control of clinical signs associated with canine Cushing’s disease and CDS in October 1995 and February 1997, respectively;

United States - the FDA granted regulatory approval to market and sell Anipryl® in the United States for the treatment of canine Cushing’s disease and CDS in June 1997 and September 1997, respectively;

Australia - in December 1998, the National Registration Authority granted regulatory approval to market and sell Anipryl® in Australia for the control of clinical signs associated with canine Cushing’s disease and CDS;

New Zealand - In May 2000, the New Zealand Animal Remedies Board granted regulatory approval to market and sell Anipryl® in New Zealand for the control of clinical signs associated with canine Cushing’s disease and CDS; and

Brazil - in October 2000, the Brazilian Ministerio da Agricultura e de Abastecimento granted regulatory approval to market and sell Anipryl® in Brazil for the control of clinical signs associated with canine Cushing’s disease and CDS.

In 1997, DAHI filed in Europe for regulatory approval of Anipryl® by the decentralized procedure.  This procedure allows DAHI to file the Anipryl® submission in a country of its choice, and to designate five additional member states of the European Union as the countries that will review and approve the regulatory submissions.  DAHI chose the United Kingdom as the country in which to file the initial Anipryl® applications.  In July 2003, DAHI received authorization from the Veterinary Medicines Directorale (“VMD”) to market Anipryl® Tablets for Dogs in the United Kingdom.  The UK submission is currently being reformatted in order to be suitable for submission to other European Union member states.  The VMD will act as DAHI’s advocate in this procedure.

DRAXIS may continue to seek veterinary regulatory approvals for Anipryl® in other jurisdictions, as appropriate.

Sales and Marketing

Under the terms of the amended arrangement, Pfizer will continue to market and sell Anipryl® in the United States and Canada.

In July 2003 DRAXIS granted Ceva Santé Animale S.A. an exclusive license for Europe for the marketing and distribution of Anipryl®.

DRAXIS continues to seek Anipryl® marketing partnerships for additional countries outside North America and Europe.

Manufacturing

DAHI’s primary supplier of selegiline for the production of Anipryl® is Chinoin Pharmaceutical and Chemical Works Co. Ltd (“Chinoin”).  In 1995, DAHI developed the data required to qualify an alternative source of supply for selegiline, and the BVA and the FDA have accepted the data.

Under its supply agreement with Pfizer, DAHI is entitled to designate a third-party supplier or to manufacture Anipryl® itself in a qualified facility.

Until recently, Anipryl® was produced by a third-party contract manufacturer.  During 2000, Pfizer qualified one of its own facilities to manufacture Anipryl® for the North American marketplace.

The Company intends to manufacture Anipryl® at DRAXIS Pharma since the application for manufacturing site transfer to DRAXIS Pharma was approved by the FDA and the transfer was completed during 2004.

Competition

The animal health marketplace is generally served by veterinary, agricultural or animal health divisions of large international pharmaceutical and chemical companies that are involved in research and development activities.  Products resulting from their activities may, in the future, compete directly with Anipryl®.

The Company is not aware of any other HPFB, BVA or FDA approved product available at this time that competes directly with Anipryl®.  In the United States, the 1988 generic animal drug law offers marketing protection from veterinary generic applicants in the United States for a period of five years.  This period ended in 2002, in the case of Anipryl®.  However, that law does not prevent other companies from repeating the full clinical New Drug Application process to seek FDA approval for a bio-equivalent product, nor does it prohibit human generic versions of Anipryl® from being sold to veterinarians.  Any such competitor, including sellers of a human or veterinary generic selegiline, would be subject to DAHI’s U.S. and international patent rights.

No significant competition for Anipryl® from products approved for veterinary or human use has been experienced to date in Canada or the United States.  However, there are two other treatments available that have not been approved in Canada or the United States to treat canine Cushing’s disease, but which may be used off-label for canine Cushing’s disease:  LYSODREN® (mitotane) by Bristol-Myers Squibb Co., which was approved for use in the treatment of human inoperable cancer of the adrenal gland, and NIZORAL® (ketoconazole) by Johnson & Johnson Inc.  These competitive treatments work by selectively killing the outer layer of the adrenal gland, thereby limiting production of corticosteroid.  Notwithstanding such off-label uses, the human generic version of Eldepryl® is not approved for the treatment of canine Cushing’s disease or CDS in Canada, the United States or elsewhere.  However, such use of human selegiline may compete with the use of Anipryl® in dogs.  The dosage required for dogs suffering from canine Cushing’s disease and CDS, in most cases, is much higher than the human 5mg dose for selegiline.  Lastly, patents for the use of Anipryl® for the treatment of dogs with conditions including canine Cushing’s disease and CDS have now issued in Canada, the United States and other jurisdictions.  DAHI is positioned to enforce its proprietary patent rights and defend itself against infringement by other parties.

Patents

In September 1992, the United States Patent and Trademark Office issued a patent to DAHI entitled “Use of l-deprenyl for Retention of Specific Physiological Function.”  The patent claims specific uses of l-deprenyl for use in treating dogs and covers currently sold products.  Similar patents have also issued to DAHI in many foreign jurisdictions, including Australia, Canada, Hong Kong, New Zealand, Venezuela and Europe.  Six additional U.S. patents have also issued to DAHI.  These patents cover various veterinary pharmaceutical uses of l-deprenyl such as treatment of Cushing’s Disease, weight loss, treatment of immune system dysfunction, extension of life expectancy of dogs, and treatment of hearing loss.  Four of these six patents were also filed in foreign countries that have major companion animal markets.  The markets for the cognitive disease patents are Australia, Canada, Europe, Hong Kong, Japan, Indonesia, Mexico, Taiwan, Venezuela, New Zealand and Malaysia.  The market for the Cushing’s Disease patent is Europe.  The markets for the survival cure shifting patent are Australia, Canada, Norway, Finland, Hong King and Europe.  The markets for the treatment of hearing loss patent are Australia, Japan, Canada and the European Union.  The patents held by DAHI have expiry dates ranging from August 31, 2010 to June 23, 2018.

The European CDS patent was subject to an opposition procedure initiated by Ceva.  Ceva holds patents in the United States, Canada and Europe relating to the use of selegiline for treating behavioral disorders with change of mood in dogs and cats.  Ceva’s European patent was subject to an opposition procedure by DAHI.  In July 2003, DRAXIS and Ceva agreed to discontinue the opposition proceedings between them before the EPO.  DRAXIS also granted Ceva an exclusive license for Europe for the marketing and distribution of Anipryl® or the use of Anipryl® claims.  In return, Ceva agreed to pay DAHI a percentage royalty on European sales of Anipryl® and/or the use of Anipryl® claims, in addition to nominal milestone payments upon the regulatory approval of Anipryl® in the UK and in subsequent additional jurisdictions within the European Community.  The agreement also gave DAHI the rights to use Chinoin selegiline in any jurisdiction.

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

Discontinued Operations (DRAXIS Pharmaceutica)

In July 2003, DRAXIS completed the divestiture of its Canadian pharmaceutical sales and marketing division, DRAXIS Pharmaceutica, with the sale to Shire of substantially all remaining products of the division, including the Canadian product rights for Alertec®, Diastat®, Hectorol®, Permax® and Zanaflex®.  Shire agreed to pay DRAXIS through a combination of cash and contingent milestone payments plus royalties on future product sales.  DRAXIS has received $9.6 million in cash from Shire and could receive up to an additional $2.9 million in market-driven contingent milestones over the next several years.  In addition, Shire assumed responsibility for the financial provisions of the license agreement related to Permax®.  This transaction is in addition to the $6.5 million received by DRAXIS in March 2003 from affiliates of Elan for the return of Canadian rights for several of Elan’s neurology products that had not achieved regulatory approval in Canada.

Government Regulation

The Company’s business is governed by a variety of industry-specific statutes and regulations in Canada, the United States and other countries.

DRUGS

Drug Approval Process

Human Pharmaceuticals

In Canada, pharmaceutical research, development and marketing activities are regulated by the Food and Drugs Act (Canada) and the rules, regulations, policies and guidelines made thereunder.  The Food and Drugs Act (Canada) is administered by the Therapeutic Products Directorate of the HPFB (“TPD”), which regulates the use and sale of diagnostic and therapeutic products in Canada.  In the United States, these activities are regulated under laws administered by the Food and Drug Administration (“FDA”), which also have a significant impact on the Company’s activities.

The drug research and development process consists of both pre-clinical and clinical phases.  The pre-clinical phase consists of screening compounds to identify the most promising leads for continued drug development prior to human clinical trials and evaluating the drug’s toxic and pharmacologic effects to show that the drug is reasonably safe for use in the initial clinical studies.  The clinical phase involves clinical trials with healthy participants, as well as patients with specific diseases or conditions.

Before commencing clinical trials in Canada or the United States, an Investigational New Drug (“IND”) application must be submitted with the TPD (in the United States, with the FDA).  The IND application includes manufacturing data, pre-clinical data, information about use of the drug in humans for other purposes and a detailed protocol for the conduct of clinical trials.

In Canada and the United States, clinical trials of new pharmaceutical products involve three phases.  In Phase I, the product’s safety is assessed during clinical trials involving a limited number of healthy volunteers or patients.  In Phase II, the product’s efficacy, dosage and safety are tested on a small number of patients with a known disease.  In Phase III, controlled clinical trials are conducted in which the product is administered to a larger number of patients with a known disease, and further information relating to safety and efficacy is gathered.  Further, in Phase III, the effectiveness of the product is, in certain cases, compared to that of accepted methods of treatment.  If clinical studies establish that the product has value, an applicant files a New Drug Submission with the TPD (or a New Drug Application, or Product License Application or Biologic License Application (for biological products) with the FDA) to obtain marketing approval for the product.  The New Drug Submission/New Drug Application/Product License Application/Biologic License Application includes a comprehensive summary and analysis of the results of the clinical trials, information relating to proposed labeling and packaging materials, and data relating to the proposed manufacturing and quality control procedures.  If the New Drug Submission/New Drug Application/Product License Application/Biologic License Application is found to be satisfactory, a marketing authorization is issued (in Canada, the TPD issues a Notice of Compliance).

The process of completing clinical trials and obtaining regulatory approvals for a new drug will, in general, take a number of years and require the expenditure of substantial resources.  Once a New Drug Application/New Drug Submission or Product License Application/Biologic License Application is submitted, there can be no assurance that the TPD or FDA will review and approve the application in a timely manner.  In certain limited circumstances, the TPD will permit a New Drug Submission to be subject to a priority review.  The TPD’s Priority Review Process allows for a faster review to make available promising drug products for a serious, life-threatening or severely debilitating illness or condition for which there is substantial evidence of clinical effectiveness that the drug provides: (i) effective treatment, prevention or diagnosis of a disease or condition for which no drug is presently marketed in Canada; or (ii) a significant increase in efficacy and/or significant decrease in risk such that the overall benefit/risk profile is improved over existing therapies, preventatives or diagnostic agents for a disease or condition that is not adequately managed by a drug marketed in Canada.

Even after initial approval has been obtained, further studies, including post-marketing studies, may be required to provide additional data on safety necessary to gain approval for the use of the product as a treatment for clinical indications other than those for which the product was initially tested.  The TPD and FDA may also require post-marketing surveillance programs in order to monitor long-term risks and benefits of the drug, to study different dosages or evaluate different safety and efficacy parameters.  Results of post-marketing studies may limit or expand the further marketing of products.  A serious safety or effectiveness problem involving an approved new drug may result in TPD or FDA action requiring withdrawal of the product from the market and possible civil action.

The Special Access Program of the TPD provides practitioners with access to pharmaceutical, biologic and radiopharmaceutical products that are not yet approved for sale in Canada to treat patients with serious or life-threatening illness or conditions when conventional therapies have failed, are unsuitable or unavailable.  The FDA administers a similar program in the United States to treat patients with immediately life-threatening diseases.

Outside of Canada and the United States, the regulatory approval process for the manufacture and sale of pharmaceuticals varies from country to country, and the time required may be longer or shorter than that required for TPD or FDA approval.  To the extent it chooses to explore foreign markets, the Company may rely on foreign licensees to obtain regulatory approval for marketing its products in foreign countries.

Veterinary Pharmaceuticals

In Canada, the drug approval process for veterinary pharmaceuticals is similar to the process for obtaining approvals for human pharmaceuticals.  To receive regulatory approval, a new animal drug must successfully complete a number of developmental phases which include the establishment of safety and efficacy in target species, establishment of manufacturing procedures and the conduct of controlled clinical trials in which the drug is administered to a large number of animals in order to gather further information relating to safety and efficacy.

Following the completion of clinical trials, an applicant files a New Drug Submission to the Veterinary Drugs Directorate.

Drug Marketing

Human Pharmaceuticals

Prescription drug products generally are made known to healthcare professionals through advertisements and visits to such professionals, known as “detailing.”  In Canada, unlike the United States, product-specific advertising to the general public is generally not permitted, subjected to very limited exceptions.

An increasing percentage of sales of prescription pharmaceuticals relates to sales of products which are paid for, in whole or in part, by government or private insurance drug plans.  In many jurisdictions, governments have established regimes to control drug pricing at the retail pharmacy level.  Most Canadian provinces have implemented drug benefit formularies.  A formulary lists the drugs for which a provincial government will reimburse qualifying persons and the prices at which those drugs will be reimbursed.  Although there is not complete uniformity among provinces, generally speaking, provincial governments will reimburse an amount equal to the lowest available price of the generic versions of any drug listed on the provincial formulary.  The legislative regimes of most provinces also permit generic drug substitution, even for patients who do not qualify for government reimbursement.  The effect of these initiatives is to encourage the sale of lower-priced generic versions of pharmaceutical products.  In the United States, beginning in 2006, Medicare beneficiaries will be offered a prescription drug benefit.  Medicare will contract with at least two risk-bearing drug plans in each of 34 regions to provide the new benefit.  The prescription drug plans will cover at least two drugs in each therapeutic class or category of covered drugs, but may establish formularies and tiered-cost amounts.  The prescription drug plans may limit their coverage to two drugs in each therapeutic class or category of covered drugs.  The effect of this new program will allow prescription drug plans to negotiate price discounts and rebates with drug companies.

Furthermore, there have been, and the Company expects that there will continue to be, an increasing number of proposals to implement government and other third-party payer restrictions on the pricing of prescription pharmaceuticals as a result of continuing efforts to contain or reduce the costs of healthcare throughout North America.  See Item 3:  Key Information - Risk Factors.  Notably, in Canada, the Patented Medicines Prices Review Board (“PMPRB”) sets the maximum price that can be charged for a patented drug (see below).

Veterinary Pharmaceuticals

In Canada, veterinary “prescription” pharmaceuticals are available only through veterinarians.  Veterinary prescription drugs are generally promoted by manufacturers through advertisements to veterinarians and sales visits to animal health clinics.  In Canada, unlike the United States, product-specific advertising to the general public is generally not permitted, subjected to very limited exceptions.

The PMPRB has the jurisdiction to regulate maximum pricing of veterinary drugs (see below).  There are no government reimbursement plans in the veterinary pharmaceutical marketplace.  There are a few private pet insurance plans; however, these plans do not cover a significant portion of the purchase for veterinary drugs.  Accordingly, the veterinary marketplace is not subject to the same cost containment measures that are prevalent in the human pharmaceutical market.

Patent Protection and Price Controls

Companies that have invented human or veterinary drugs can apply for patent protection virtually worldwide, subject to strict rules relating to timing, subject matter and the scope of protection sought.  Patents can cover many aspects of a pharmaceutical product, including the drug itself, processes for preparing the drug, delivery systems and new uses for the drug.  Patents do not, however, guarantee that the owner of the patent or its licensee can utilize the patented invention because there may be pre-existing patent rights owned by a third party.  While a patent permits the owner or its licensee to prevent others from doing what is covered by the patent, competitors are always free to market products that do not infringe the particular patent, provided such competitors otherwise comply with health regulatory requirements.

Historically, pharmaceutical companies have relied heavily upon patents to protect proprietary positions in respect of drug products.  The Company’s policy is to protect its technology, inventions and improvements by, among other things, filing patent applications for technology it considers important to the development of its business.  The Company also relies upon trade secrets, know-how and licensing opportunities to develop and maintain its competitive position.

Under United States patent law, a patent is issued to the person who made the invention first, rather than to the first person to file an application therefor, as is common in other countries, such as Canada.  Consequently, in determining who is entitled to a United States patent for a particular technology, it is important to consider that it is possible for an inventor to establish an entitlement based on a prior invention, notwithstanding an earlier filed patent application.  Prior invention may not be established before December 8, 1993, in a NAFTA country other than the United States, or before January 1, 1996, in a WTO member country other than a NAFTA country.

Remedies for patent infringement are created under the laws of Canada and the United States.  In addition to the standard legal action for patent infringement, in 1993, the Canadian Government enacted Regulations under the Patent Act (Canada) whereby a company proposing a generic version for a drug which has been marketed in Canada under a Notice of Compliance and in respect of which patents have been listed on the Patent Register, must address those patents before a Notice of Compliance may be granted.  The originator of the drug may apply to the Federal Court of Canada for an order prohibiting the Minister of National Health and Welfare from issuing a Notice of Compliance until the issue of possible patent infringement has been resolved.  Similar proceedings are available in the United States if a generic drug manufacturer seeks approval for a drug in respect of which patents have been listed in the Orange Book (the United States equivalent of the Patent Register).

As mentioned above, in Canada, the PMPRB monitors and controls prices of drug products marketed in Canada by persons holding, or licensed under, one or more patents relating to those drug products.  The PMPRB approves the introductory price of a drug product (based on a comparative analysis) and requires that subsequent price increases do not exceed the annual increase of the Canadian Consumer Price Index.  Thus, in Canada, the existence of one or more patents relating to a drug product, while providing some level of proprietary protection for the product, also triggers a governmental price control regime which significantly impacts on the Canadian pharmaceutical industry’s ability to set pricing.

Drug Manufacturing

Pharmaceutical companies are required to submit as part of their New Drug Submission in Canada, or as part of their New Drug Application in the United States, detailed descriptions regarding the proposed manufacturing and packaging process and the identities of the manufacturers in respect of a particular drug.  A decision to manufacture or package products in a facility other than that originally approved under the New Drug Application or New Drug Submission (as may be the case with contract manufacturing outsourcing) requires notification of the regulatory authorities and can result in significant delays in production.

Pharmaceutical manufacturing facilities are subject to strict quality control standards including current good manufacturing practices (“cGMPs”).  Production processes within a facility are subject to one-time validation testing, as well as periodic review.  In the case of sterile product manufacturing, including lyophilized products, the standards are even higher than for the manufacturing of non sterile products.  The manufacture of radioactive drugs is subject not only to cGMPs but also the environmental safety, handling and transportation requirements of the Canadian Nuclear Safety Commission (“CNSC”) and the United States Nuclear Regulatory Commission (“NRC”).  There are no issues with respect to radioactive waste disposal since all of the isotopes used in nuclear medicine are short-lived and can be easily stored on site until decayed and then disposed of.

The FDA, HPFB, CNSC and NRC conduct regular audits of the Company’s facilities to ensure compliance with cGMPs and other statutory requirements.  See Item 3: Key Information - Risk Factors.

MEDICAL DEVICES

In Canada, the development, testing, manufacture, labelling and promotion of medical devices is regulated by the Food and Drugs Act (Canada) and the rules, regulations, policies and guidelines made thereunder.  The Food and Drugs Act is administered by the TPD.  In the United States, these activities are regulated under laws administered by the FDA which also have a significant impact on the Company’s activities.

Canadian regulation of medical devices relies on a risk-based categorization of devices into four classes, with class III and IV devices being those that present the higher degrees of risk.  In Canada, Class III medical devices, such as DRAXIMAGE’s BrachySeed® may not be imported or sold in Canada unless the manufacturer of the device holds a device-specific license issued by the TPD.  Medical devices must meet safety and effectiveness requirements relating to the design, manufacture and performance of the devices, and are also subject to quality control, labelling, advertising, record-keeping and reporting requirements.  Manufacturers must comply with these requirements, as well as the terms and conditions set out in the license permitting sale of a device, such as completion of mandatory post-marketing testing and/or surveillance activities.  Failure to comply with all applicable requirements or the occurrence of problems with a device could lead to product recall, suspension of the license permitting sale of the device and/or product seizure, which would prevent further sales until the product is brought into compliance.  If certain changes are made to a medical device (for example, changes that would affect its class) an amended license must be obtained prior to marketing it.

The Special Access Program of the TPD provides practitioners with access to medical devices that are not yet approved for sale in Canada in emergency use cases or when conventional therapies have failed, are unavailable or are unsuitable to treat a patient.

In the United States, the FDA regulates the design, manufacture, distribution, quality standards and marketing of medical devices.  If a device is “substantially equivalent” to one that is currently marketed (as is the case with DRAXIMAGE’s BrachySeed® device), the device is not required to undergo a detailed approval process involving the conduct of clinical trials.  The time to obtain approval can be as short as 90 days.  In the United States this process is called a 510(k) clearance.  If a device does not qualify for 510(k) clearance, a pre-market approval (“PMA”) is required.  As part of the approval of a PMA application, the FDA typically requires human clinical testing to determine safety and efficacy of the device.  The review period for a PMA application is fixed at 180 days, but the FDA typically takes much longer to complete the review.

Medical devices are generally made known to healthcare professionals through advertisements and visits to such professionals.  In Canada, medical devices are not subject to the same restrictions on advertising to the general public as pharmaceutical products.  Medical device manufacturing facilities are subject to strict quality control standards including current good manufacturing practices (“cGMPs”).

ENVIRONMENTAL LAWS

Canadian and U.S. federal, state, local and provincial regulations govern extensively the use, manufacture, storage, handling, transport and disposal of hazardous materials and associated waste products.  The Company is not aware of any material environmental issues that affect the Company’s utilization of its assets.  The Company has not received any notice stating that it is not in compliance with environmental legislation applicable to it.

Organizational Structure

The following chart illustrates the corporate organization and jurisdictions of the Company and its significant affiliates as at March 21, 2005:

(1)DRAXIS Specialty Pharmaceuticals Inc. has two divisions, DRAXIMAGE and DRAXIS Pharma.

All of the above-depicted companies are wholly owned subsidiaries of DRAXIS Health Inc.

Property, Plants and Equipment

The Company’s operating facility is a 247,000-square-foot pharmaceutical manufacturing facility which houses the DRAXIMAGE and DRAXIS Pharma operations.  The facility is owned by DRAXIS Specialty Pharmaceuticals Inc., a wholly-owned subsidiary of the Company and is located at 16751 Trans-Canada Road, Kirkland, Québec, Canada, H9H 4J4.

The Company believes all of the above-noted properties are suitable and adequate for its business purposes as presently contemplated.  Our principal bankers, the National Bank of Canada, have a first ranking mortgage on all of our assets.  As of December 2004, the Company had repaid all of its third-party debt.

Item 5.    Operating and Financial Review and Prospects

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the Company’s consolidated audited financial statements and notes thereto for the year ended December 31, 2004.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles (“GAAP”), unless otherwise indicated.  Other noteworthy accounting issues are described under “Accounting Matters.”

Overview

DRAXIS is a specialty pharmaceutical company providing pharmaceutical products in three major categories: sterile, including sterile lyophilized (freeze-dried) pharmaceuticals; non-sterile specialty pharmaceuticals; and radiopharmaceuticals.  In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development program for new products.  As of January 1, 2005, activities of the Company are carried out through its wholly owned subsidiary, DRAXIS Specialty Pharmaceuticals Inc., which operates two major divisions, DRAXIS Pharma (contract manufacturing) and DRAXIMAGE (radiopharmaceuticals).

Consistent with this strategic focus, the Company divested its dermatology product lines in 2001 and in 2003 completed the sale of its Canadian prescription pharmaceutical sales and marketing business (“DRAXIS Pharmaceutica”). The Company also realigned its senior management responsibilities in 2003 to focus on its core businesses. The positive progress made by both the radiopharmaceutical and contract manufacturing businesses are highlighted by the strong operating results of these core businesses and improved cash flows of the Company in 2004.

The acquisition of the remaining third-party equity interest in our contract manufacturing business from SGF Santé Inc. (“SGF”) in April 2004 is further evidence of our commitment and confidence in our core businesses. Furthermore, our contract manufacturing business has returned immediate benefits through record revenues and profitability in the third and fourth quarters of 2004. This has resulted in the transaction being immediately accretive to the Company’s 2004 earnings, even after taking into account the dilutive aspect of the equity offering which financed the transaction.

Effective January 1, 2005, our core subsidiaries, DRAXIMAGE Inc. and DRAXIS Pharma Inc., were legally amalgamated under the name DRAXIS Specialty Pharmaceuticals Inc., a wholly owned subsidiary of DRAXIS. DRAXIMAGE and DRAXIS Pharma are now operated as divisions of DRAXIS Specialty Pharmaceuticals Inc.  In the short term the amalgamation will generate significant tax benefits by allowing the Company to utilize its tax loss carryforwards in a timely fashion.  The amalgamation also creates opportunities for achieving operating synergies over the long term.

Comparisons for 2004 with the same periods of 2003 include, except where indicated, the one time recognition as revenue of $1.4 million of revenue related to BrachySeed® in the first quarter of 2003 and $0.7 million in insurance proceeds as a reduction in cost of goods sold in the third quarter of 2003.  Actual operating comparisons, in the opinion of management, are more reflective of operating improvements when these “one time non-recurring items” are excluded.  Accordingly, we have indicated where the comparative number excludes these one time non-recurring items.

Highlights for 2004 were as follows:

Record Financial Results:

•                  Record revenues of $69.3 million up 40.9% from 2003.

•                  Record EBITDA of $14.3 million from continuing operations up 43.5% from 2003 and up 83.3% excluding one time non-recurring items.

•                  Record basic EPS from continuing operations of 20 cents per share, up 58.7% from 2003.

•                  Net operating cash flows from continuing operations of $4.4 million up $7.6 million from 2003.

Other Highlights:

•                  On April 22, 2004, the Company purchased from SGF its remaining 32.7% minority interest in DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.).

•                  During 2004, the Company repaid all third-party debt and negotiated new credit facilities with its bankers.

Consolidated Results of Operations(1)and reconciliation of Non-GAAP Measures
(in thousands of U.S. dollars except share related data) (U.S. GAAP)

Years ended December 31,	2004	2003	2002
Revenues
Product sales	$61,693	$40,535	$30,338
Royalty and licensing	7,627	8,658 (2)	8,302
	$69,320	$49,193	$38,640

Product gross margin	$21,900	$12,813 (3)	$6,934
% of Product sales revenues	35.5%	31.6%	22.9%
Royalty and licensing revenue	7,627	8,658 (2)	8,302
SG&A	(13,266)	(9,904)	(7,542)
% of Product sales revenues	-21.5%	-24.4%	-24.9%
R & D	(1,948)	(1,594)	(1,996)
EBITDA(4)	14,313	9,973	5,698
% of Total revenues	20.6%	20.3%	14.7%
Depreciation and amortization	(4,457)	(3,287)	(2,804)
Operating income	9,856	6,686	2,894
% of Total revenues	14.2%	13.6%	7.5%
Financial
• Foreign exchange translation	(374)	(701)	(12)
• Other	(296)	(831)	(268)
Other income	96	—	—
Income tax (provision) recovery	(1,301)	(874)	154
Minority interest	(4)	391	252
(Loss) income from discontinued operations	(61)	8,531	(834)
Net income	$7,916	$13,202	$2,186

Net income (loss)
• from continuing operations	$7,977	$4,671	$3,020
• from discontinued operations	(61)	8,531	(834)
	$7,916	$13,202	$2,186

Basic income (loss) per share
• from continuing operations	$0.20	$0.13	$0.08
• from discontinued operations	(0.00)	0.23	(0.02)
	$0.20	$0.36	$0.06

(1) Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations (see Accounting Matters – Discontinued Operations).

(2) Includes $1,436 of deferred revenue related to the termination of agreements for BrachySeed®.

(3) Includes $730 of insurance proceeds.

(4) Income from continuing operations before depreciation and amortization, financing expense, other income, income taxes and minority interest.  This earnings measure does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of net cash flows from operating activities. (see Accounting Matters - Non-GAAP Measures).

Comparison of Years Ended December 31, 2004 and 2003

Consolidated revenues from continuing operations of $69.3 million for the year ended December 31, 2004 increased 40.9% compared with the same period in 2003.

Product sales increased 52.2% for the year ended December 31, 2004 compared with the same period in 2003.  The increase in product sales throughout 2004 was driven by a significant increase in contract manufacturing revenues, particularly sterile product revenues. Radiopharmaceutical product sales grew 17.9% in 2004 over 2003 driven primarily by sales of sodium iodide I-131 products to the U.S.

Product gross margins for the year ended December 31, 2004 increased as compared with the same period in 2003, primarily related to significant growth in the sterile business, increased capacity utilization in contract manufacturing and changes to the price structure in contract manufacturing. These differences were lessened by the impact of one time non-recurring items in 2003 and the impact of shutdown activities in the third quarter of 2004.

The contract manufacturing business historically has lower margins than the radiopharmaceutical business.  As a result, the shift in business mix towards contract manufacturing is normally dilutive to consolidated gross profit margins. However, as sterile product sales continued to increase in contract manufacturing relative to non-sterile product sales, contract manufacturing results became less dilutive.

Royalty and licensing revenue decreased for the year ended December 31, 2004 compared with the same period of 2003 due to a one time non-recurring item in 2003.  Excluding a one time non-recurring item, royalty and license revenues did not change significantly from 2003 to 2004.

As a percentage of product sales, selling, general and administrative expenses decreased for 2004 to 21.5% from 24.4% in 2003. The increase in selling, general and administrative expenses in absolute dollar terms for the year was primarily driven by sales and marketing, business development activities and the cost of long-term incentive plans that are indexed to the Company’s share price.

Research and development expenditures increased compared to 2003 due to ramping up of clinical trial activities related to FIBRIMAGE® and INFECTON®.

The majority of the costs of the Canadian operations are denominated in Canadian dollars. As the level of revenues denominated in U.S. dollars and other foreign currencies increases relative to the underlying cost structure, the Company’s overall gross profit margins are affected. The impact is reflected within the cost of goods sold and selling, general and administration expenses. For 2004, there was an immaterial negative impact on margins related to the strengthening of the Canadian dollar relative to the benefit of increased higher margin business from the U.S.

Depreciation and amortization expense for the year ended December 31, 2004 increased 35.6% over the same period of 2003 following the commencement of depreciation charges on completed capital projects related to contract manufacturing operations.

Foreign exchange loss was $374,000 for 2004 compared to $701,000 in 2003. The decrease in the loss resulted from the strengthening of the Canadian dollar in 2003 which continued, to a lesser extent, in 2004, coupled with a reduction in the Company’s net U.S. monetary position.

Interest expense and bank charges decreased for the year compared to 2003 due to lower debt levels. At the end of 2004, all third-party debt was repaid.

Minority interest represents SGF’s share of net income or losses of the Company’s contract manufacturing operations. Minority interest was neutral to net income compared with a small income contribution in 2003. As a result of the acquisition by DRAXIS of all minority interest holdings on April 22, 2004, minority interest no longer impacts earnings.

Discontinued operations were neutral to the Company’s consolidated revenues for 2004. In the first quarter of 2003, the Company realized an after-tax gain related to the $6.5 million received on the sale of certain product rights to Elan Corporation, plc (“Elan”).  In the third quarter of 2003, substantially all of the remaining residual discontinued operations’ assets and liabilities were disposed of and the Company recognized a further net after-tax gain of $4.1 million.  There are no significant remaining residual assets and liabilities of the discontinued operations and those remaining are not expected to have a significant impact on future earnings of the Company.

For the year ended December 31, 2004, the Company recorded an income tax expense, expressed as a percentage of pre-tax earnings, of 14%.  The income tax expense is below the statutory rates in effect in the jurisdictions in which the Company operates as a result of the recognition of deferred income tax assets not previously recognized related to its Canadian operations.  Prior to the acquisition, on April 22, 2004, of all minority interest holdings, the Company was unable to execute tax planning strategies to utilize all of the loss carryforwards available to the Canadian operations.  As a result of the acquisition of all minority interest holdings and the significant increase in the profitability of the contract manufacturing operations, the Company was able to recognize into income approximately $0.9 million in previously unrecognized tax loss carryforwards.

The effective tax rate will fluctuate depending on the profitability of individual operations and tax rates in the respective jurisdictions in which the Company operates. The level of tax credits generated from research and development activities in the radiopharmaceutical business also has the impact of lowering effective tax rates.

The basic weighted average number of common shares outstanding during 2004 was 39,886,219 and has increased from 37,114,648 for 2003, primarily as the result of the completion of the equity financing offering of 3,053,436 units (which included 3,053,436 common shares) in April 2004 and the exercise of stock options and employee participation shares.

Comparison of Years Ended December 31, 2003 and 2002

Consolidated revenues from continuing operations for the year ended December 31, 2003 increased 27.3% compared to 2002 due to higher product sales coupled with the recognition of $1,436,000 of deferred revenue related to the termination of the agreement with the Company’s former BrachySeed® licensee in the U.S. (see Accounting Matters – Termination of BrachySeed® Agreements) in the first quarter of 2003, partially offset by lower Anipryl®-related deferred revenue.

Increased product gross margins associated with continuing operations for 2003 are attributable to changes in product mix driven by higher margin new business in both the radiopharmaceutical and contract manufacturing businesses coupled with the recognition of $730,000 in insurance proceeds as a reduction of cost of goods sold (see Accounting Matters- Insurance Proceeds).

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

Depreciation and amortization expense associated with continuing operations for the year ended December 31, 2003 increased 17.2% over 2002 following the commencement of depreciation charges on completed capital projects in the latter part of 2002 and third quarter of 2003.

Net financial items associated with continuing operations resulted in charges to income of $1,532,000 compared to $280,000 for the year ended December 31, 2002 due to foreign exchange translation losses related to the strengthening of the Canadian dollar in 2003 as compared with the positive impact of a weakening Canadian dollar in 2002, the write-off of $160,000 of bank financing costs resulting from the early repayment of a secured bank term loan and increased borrowing costs in the early portion of 2003.

Minority interest for 2003 had a contribution to net income of $391,000 compared to $252,000 in 2002 due to increased losses in the contract manufacturing operations in the first quarter of 2003.

In addition, the majority of the costs of the Canadian operations are denominated in Canadian dollars. As the level of revenues denominated in U.S. dollars and other foreign currencies increases relative to the underlying cost structure, which is mostly Canadian dollars, the Company’s overall gross profit margins are affected. For 2003, the strengthening of the Canadian dollar, combined with the growing volume of business denominated in U.S dollars, negatively affected gross profit margins compared to 2002. The impact is reflected within the cost of goods sold and selling, general and administration lines on the income statement.

Discontinued operations contributed $8,531,000 of income for the year ended December 31, 2003 compared to a loss of $834,000 in 2002 due to the sale of discontinued operations in 2003 and the after-tax gain related to the $6,500,000 received on the sale of product rights in the first quarter of 2003 and $9,600,000 received on the sale of product rights in the third quarter of 2003.  The tax provision associated with these transactions reduced the Company’s deferred tax assets.  No cash taxes were paid as a result of these transactions.

For the year ended December 31, 2003, the Company recorded an income tax expense at an effective tax rate of 17.0% as compared to a recovery of 5.9% in 2002 due to recognition in 2002 of tax refunds related to the Company filing amended U.S. returns for its 1998, 1999 and 2000 taxation years. The Company’s effective tax rate varies from period to period depending on the level of income generated in each jurisdiction.

The weighted average number of common shares outstanding in 2003 of 37,114,648 increased over 2002 due to the exercise of options and employee participation shares during 2003 less shares repurchased for cancellation by the Company.

Radiopharmaceuticals
(in thousands of U.S. dollars) (U.S. GAAP)

Years ended December 31,	2004	2003		2002

Revenues
Product sales	$17,172	$14,564		$9,704
Royalty and licensing	—	1,521	(1)	451
	$17,172	$16,085		$10,155

R & D	(1,948)	(1,594)		(1,996)
EBITDA(3)	4,174	5,614	(1),(2)	706
% of Revenues	24.3%	34.9%		7.0%
Depreciation and amortization	(949)	(843)		(716)
Operating income (loss)	$3,225	$4,771	(1),(2)	$(10)
% of Revenues	18.8%	29.7%		-0.1%

(1) Includes $1,436 of revenue related to the termination of agreements for BrachySeeds®.

(2) Includes $500 of insurance proceeds

(3) See Accounting Matters – Non-GAAP Measures.

Radiopharmaceuticals and radiotherapy devices are the focus of the Company’s radiopharmaceutical division DRAXIMAGE, which discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear medicine imaging procedures, a line of imaging and therapeutic products labelled with a variety of isotopes including sodium iodide I-131, and BrachySeed® brachytherapy implants. DRAXIMAGE has a number of products in late-stage development including: FIBRIMAGE®, having completed enrolment of its Phase III trial in Canada and negotiating permission to commence a Phase III trial in the U.S., for imaging deep vein thrombosis; and INFECTON®, currently in Phase II trials in Canada and the U.S., for imaging infection. DRAXIMAGE is also in the pre-clinical trial phase of developing a somatostatin-based peptide which has potential for cancer imaging and therapy.

Highlights in this segment for the year ended December 31, 2004 included:

•      Financial results:

•                  Product sales of $17.2 million for the year representing a 17.9% increase compared to 2003.

•                  EBITDA of $4.2 million representing a decrease of $1.4 million compared to 2003, but an increase of $0.5 million compared to 2003, when one time non-recurring items are excluded.

•                  EBITDA margin of 24.3% for 2004 compared to 34.9% (25.1% excluding one time non-recurring items) for 2003.

Comparison of Years Ended December 31, 2004 and 2003

Revenues for the year ended December 31, 2004 increased 6.8% compared with 2003 as the increase in product sales from radioiodine products (substantially sodium iodide I-131 sales to the U.S.) was offset by a decrease in royalty and licensing revenue related to one time non-recurring items in 2003 and lower cold kit sales in the fourth quarter of 2004. While cold kit sales decreased in October and November due to changes in customer purchasing patterns, December sales returned to traditional levels.

On March 1, 2004, DRAXIMAGE announced that it had received U.S. Food and Drug Administration (“FDA”) approval to produce and market a new formulation of a diagnostic product for preparing a skeletal imaging agent that is used to demonstrate areas of altered osteogenesis or bone growth.  The newly formulated diagnostic product, called MDP-25, provides an increased ability to more effectively image the extremities of the skeleton, particularly the hands and feet.

MDP-25 was launched in the fall of 2004 with the intent of it being an improved alternative to MDP-10, but has not yet succeeded in displacing MDP-10 based on its current formulation.  Accordingly, the Company anticipates slower growth in MDP-25 sales and continues to provide MDP-10.

There were no significant changes to shipments of BrachySeed® I-125 to the U.S. and Canada in 2004 compared with 2003.

For the year ended December 31, 2004, EBITDA margin decreased to 24.3% compared with 25.1% (excluding the impact of one time non-recurring items in 2003) for the same period of 2003. The decreased margin reflects increased sales and marketing activities, increased research and development spending and lower sales of lyophilized kits in the fourth quarter of 2004, which offset the increase in sales of radioactive sodium iodide I-131 products.

The growth in product revenues over 2003 was slower than the Company expected and resulted in the Company issuing reduced revenue expectations in the third quarter of 2004.  These reduced expectations were met at year end (see Outlook). EBITDA margin for 2004 was within our original guidance targets.

Research and development expenditures increased $0.4 million for the year ended December 31, 2004 as compared to 2003 due to the ramping up of activities related to FIBRIMAGE® and INFECTON®, specifically clinical trials.

Preliminary observations from both the FIBRIMAGE® Phase III trial in Canada and INFECTON® Phase II trials in Canada were presented by the lead investigators at a meeting in Philadelphia of the Society of Nuclear Medicine during a company-sponsored colloquium in the summer of 2004.

The final analysis of the data from the FIBRIMAGE® Phase III trial in Canada will be completed during the first quarter of 2005 and, pending the outcome of the analysis, the Company expects to file a New Drug Submission in Canada in the first half of 2005.

The initiation of a U.S. Phase III clinical trial awaits the outcome of continuing discussions with the FDA regarding the design of such a study, and in particular the inclusion of venography as one of the reference standards to be incorporated in the clinical trial protocol. The Company currently believes that venography is no longer widely used in clinical practice and the Company has experienced significant difficulty enlisting clinical sites that will allow venography to be included in a clinical trial for FIBRIMAGE®.  The Company, in preparation for further discussions with the FDA, is currently exploring the option of conducting FDA-approved clinical studies outside North America and is also working to establish an alternative reference test, sufficiently standardized to meet regulatory requirements for such a trial. The Company is also in the process of conducting detailed marketing studies to further define the potential target patient populations.

In September 2004, the Company received approval from the FDA to initiate a Phase II clinical trial of INFECTON®. This study will examine patients suffering from bacterial osteomyelitis, a chronic or acute infection of the bone.

Phase II clinical trials of INFECTON® are underway in both Canada and the U.S.  The Company expects to be able to complete these studies, and if they are positive, move to Phase III trials of INFECTON® in 2005.

An interim analysis of the Phase II images obtained in the AMISCAN™ trial were very clear in definitive myocardial infarction but insufficiently precise in very early equivocal infarction with the current formulation for this indication.  In light of these observances the Company decided in the second quarter of 2004 to cease further development of this product for infarct imaging in order to concentrate on its other pipeline products, notably FIBRIMAGE® and INFECTON®.

Depreciation and amortization expense for this segment increased slightly compared to 2003.

On March 22, 2004, DRAXIMAGE concluded a distribution agreement with Isotope Products Laboratories (“IPL”), a California-based producer of radioactive sources for nuclear medicine and radiography. DRAXIMAGE will market the full line of IPL medical products in Canada, including calibration references for imaging applications plus calibration sources for positron emission tomography and single photon emission tomography.

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

The ramp-up of sales related to sodium iodide I-131 for the treatment of thyroid cancer and hyperthyroidism followed regulatory approval in January 2003.

Shipments of BrachySeed® I-125 to the U.S. and Canada for the year ended December 31, 2003 decreased compared with 2002. Shipments of BrachySeed® I-125 to the U.S. remain below levels attained in 2002 following the termination of agreements with the Company’s former U.S. licensee and the establishment of a direct sales strategy in the first quarter of 2003.

Research and development expenditures for this segment decreased in 2003 as compared to 2002 as a result of higher than normal spending in the fourth quarter of 2002 for third-party toxicity testing of FIBRIMAGE® and AMISCAN™.

EBITDA and EBITDA margin increased for the year ended December 31, 2003 largely due to increased product sales driven by sodium iodide I-131 sales to the U.S., the receipt of insurance proceeds of $500,000, and the recognition in the first quarter of 2003 of $1,436,000 of deferred revenue related to the termination of the agreements with the BrachySeed® licensee partially offset by costs associated with commencement of direct sales of BrachySeed® in the U.S.

For the year ended December 31, 2002, BrachySeed® net contribution to EBITDA was approximately break-even on $1.8 million of revenues.  Included in 2002 results were $1.0 million of inventory losses associated with the palladium version of BrachySeed®.

Depreciation and amortization expense for this segment increased slightly for the year ended December 31, 2003 compared to 2002 due to capital projects completed in 2002.

Also during 2003, the Company achieved the following:

•                  Successful completion of Phase I safety and dosimetry trial in Canada for INFECTON®.

•                  The establishment of a marketing and distribution agreement with Netherlands-based IDB Benelux Inc. for the Benelux countries.

•                  Expansion of the Company’s agreements with Isogenic Sciences Limited, for global rights to proprietary technology related to brachytherapy implants.

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

•                  Granting of a U.S. patent for a new family of chelating compounds that have significant potential for the development of imaging and radiotherapeutic agents to diagnose and treat diseases, including cancerous tumours or metastases. The new family of chelating compounds will permit the discovery of diagnostic imaging agents to visualize important biological receptors or receptor-positive tumours when combined with gamma-emitting radioisotopes. The compounds are also potentially useful as therapeutic radiopharmaceuticals for the in-vivo treatment of tumours and metastases.

•                  On December 9, 2003, the Company announced that DRAXIMAGE has been certified under ISO 9001: 1994, including ISO 13485: 1996, an international standard for medical device manufacturers. The certification is a significant step in the strategy to enter the European radiopharmaceutical and medical device market.

Contract Manufacturing
(in thousands of U.S. dollars) (U.S. GAAP)

Years ended December 31,	2004	2003		2002
Revenues
Product sales	$46,461	$26,985		$20,946

EBITDA	$8,038	$1,084	(1)	$627
% of Revenues	17.3%	4.0%		3.0%
Depreciation and amortization	(2,417)	(1,448)		(1,166)
Operating income (loss)	$5,621	$(364	)(1)	$(539)
% of Revenues	12.1%	-1.3%		-2.6%

(1) Includes $230 of insurance proceeds.

(2) See Accounting Matters – Non-GAAP Measures.

Manufacturing comprises the Company’s manufacturing division, DRAXIS Pharma, which is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square-foot facility located in Montreal, Canada, DRAXIS Pharma manufactures pharmaceutical products for DRAXIMAGE, as well as for over 25 other pharmaceutical clients in many international jurisdictions.

Highlights in this segment for the year ended December 31, 2004 included:

•              Record financial results:

•      Revenues of $46.5 million for 2004 representing an increase of $19.5 million or 72.2% over 2003.

•      A $7.0 million EBITDA improvement to $8.0 million compared to 2003.

•      EBITDA margin of 17.3% for 2004 compared to 4.0% for 2003.

•              Other highlights:

•      On April 22, 2004, the Company purchased from SGF its remaining 32.7% minority interest in DRAXIS Pharma and repaid all debt facilities owed by it.

•      During 2004, the Company completed the reorganization of its senior management team for its contract manufacturing operations, creating and staffing new positions for: Vice President, Operations; Vice President, Regulatory Compliance; Commercial Director; Director, Quality Operations and additional supporting staff.

Comparison of the Years Ended December 31, 2004 and 2003

For the year ended December 31, 2004, revenues have increased by $19.5 million or 72.2% over the same period of 2003. The increase was due to the ramp-up in new sterile products business related primarily to the production of Hectorol® Injection for Bone Care International, Inc. (“Bone Care”) and products under the Company’s GlaxoSmithKline (“GSK”) contract. Production of Hectorol® Injection has continued to rise throughout 2004. In addition, GSK production rose in 2004 as products obtained regulatory approvals in additional foreign markets. Beginning in late 2003, the Company increased its output capacity through additional production shifts for its sterile business and is continuing to do so as a result of increasing demand. The 2004 revenue growth also reflects the significant impact of the Company’s investment in increasing capacity and work performed in prior years to introduce new products to our facilities.

More than 78% of the revenue growth in 2004 over 2003 is related to sterile products.  For 2004, sterile products represented approximately 67% of manufacturing revenues compared to 59% for 2003.

EBITDA for this segment increased $7.0 million for 2004 compared with the same period of 2003. The increase is related to the positive impact of the ramping up of sterile products business throughout 2004, the positive financial impact of increased capacity utilization, and changes to the price structure that became effective during 2004. For the year ended December 31, 2004, these positive factors were partially offset by the impact of shutdown activities in the third quarter of 2004. In addition to completing regular maintenance activities, the 2004 shutdown resulted in the completion of the installation of a second lyophilizer which materially increases the Company’s lyophilization capacity. In addition, the Company increased autoclave capacity which is critical to reducing bottlenecks and further increasing sterile capacity.

Improved capacity utilization has directly resulted in better margins through substantially improved absorption of overhead costs.

For the year ended December 31, 2004, EBITDA margin was 17.3% compared to 4.0% over the same period of 2003, reflecting the overall volume growth in sterile products business and the result of price structure changes that became effective during 2004. Since sterile product manufacturing carries significantly higher margins than non-sterile manufacturing, the shift in business mix to sterile production throughout 2004 has driven margins significantly higher. The normal year-end holiday period scale down of production did not have a significant impact on the results of the fourth quarter of 2004 due to the high volume of production in the period immediately preceding it.  The Company’s improving margins in contract manufacturing also reflect concentrated efforts in early 2004 to ensure changes to the underlying costs of manufacturing are fully reflected in the pricing structure. The impact of these efforts has positively impacted margins as compared to 2003 and, we believe, will in 2005 as well.

The increases in revenues over 2003 and EBITDA margin for the year ended December 31, 2004, have significantly exceeded our expectations and the Company revised its guidance parameters as a result in the second quarter of 2004 and again at the end of the third quarter of 2004. Our final 2004 results reflect achievement of the upper end of our targeted range.  In addition, we have exceeded both our initial and revised revenue targets. This highlights the strength of customer demand and our ability to execute on the demand.

Depreciation and amortization for 2004 increased 66.9% over 2003 related to completion of a significant capital improvement program which commenced in 2002 and was completed in 2004.

On February 23, 2004, DRAXIS Pharma announced that a new collective agreement covering its unionized hourly employees, represented by the United Food and Commercial Workers International Union, at its contract manufacturing operations was reached.  The new collective agreement, which is retroactive to May 1, 2003, has a 5-year term.  The agreement includes provisions for additional weekend shifts that will effectively allow DRAXIS Pharma to increase productive capacity and move toward its objective of operating 24 hours a day, 7 days a week in its sterile area.

Comparison of Years Ended December 31, 2003 and 2002

Total revenues for the manufacturing segment for 2003 of $27.0 million were 28.8% higher compared with 2002 primarily due to commercial production of Hectorol® Injection and production under the Company’s GSK manufacturing agreement.

EBITDA for this segment for the year ended December 31, 2003 increased $457,000 and EBITDA margin increased from 3.0% to 4.0% over 2002. This was the result of the positive impact of increased product sales and changes in product mix driven by new business including the production of Hectorol® Injection and production related to the GSK manufacturing agreement, partially offset by costs associated with developing new business, training related to the ramping up of sterile production resources, and the unfavourable impact of reduced production in month of December 2003 related to normal maintenance and capital installation requirements. Included in EBITDA is a portion of the insurance proceeds in the amount of $230,000 which were recorded as a reduction in cost of goods sold in the third quarter of 2003.

EBITDA and EBITDA margin for the year ended December 31, 2003 were negatively affected by production disruptions early in the first quarter of 2003 in sterile operations due to equipment and related problems which were resolved during the first quarter and the costs associated with new product introductions. EBITDA margin over the last three quarters of 2003 was approximately 7.8%.

During 2003, the operating results of the contract manufacturing segment were negatively affected by the increased level of activity of introducing new products. The introduction of new products to the sterile operations of contract manufacturing results in increased costs because of the amount of capacity which is utilized in the process, the higher risk of batch failures and the ramping up of production staff in preparation for commercial volumes.  In particular, the ramping up of production staff to meet the ultimate capacity demands once new products are approved and commercial production can begin, usually results in a three-month training for production staff in which no revenue is generated from their activities.  This reduces the overall EBITDA margin. In addition, the timing of regulatory approvals for new products is difficult to estimate due to the nature of the regulatory approval process. As the commercialization of new products increases in the future relative to the activity level of introducing new products, a positive impact on EBITDA margins is expected.

Depreciation and amortization expense of $1,448,000 for this segment for the year ended December 31, 2003 increased 24.2% over the same period in 2002, following the commencement of depreciation on completed capital projects in late 2002 and the third quarter of 2003.

In 2003, Mr. John Durham was appointed President of DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.). Mr. Durham has over 20 years of pharmaceutical experience, most recently as a General Manager for an international contract manufacturer. Mr. Durham replaced Mr. Jim Garner who held the position of Acting President since September 2002 following the departure of Mr. Dwight Gorham.

Corporate and Other
(in thousands of U.S. dollars) (U.S. GAAP)

Years ended December 31,	2004	2003	2002
Revenues
Product sales	$22	$986	$1,381
Intercompany eliminations	(1,962)	(2,000)	(1,693)
Royalty and licensing	7,627	7,137	7,851
	$5,687	$6,123	$7,539

EBITDA(1)	$2,101	$3,275	$4,365
% of Revenues	36.9%	53.5%	57.9%
Depreciation and amortization	(1,091)	(996)	(922)
Operating income	$1,010	$2,279	$3,443
% of Revenues	17.8%	37.2%	45.7%

(1) See Accounting Matters – Non-GAAP Measures.

The Corporate and Other segment comprises: amortization of deferred revenues, royalties and expenses associated with the Company’s business agreements with Pfizer Inc. with respect to Anipryl®; deferred revenues and expenses from GSK Consumer Healthcare with respect to the SpectroPharm® line of products; revenues related to royalties and milestones from Shire BioChem Inc. (“Shire”) in connection with the divestiture of DRAXIS Pharmaceutica; revenues and directly attributable expenses associated with Alertec®; non-allocated corporate expenses; and inter-segment eliminations.  Effective July 22, 2003 revenues and expenses directly related to Alertec® were no longer included in this segment since Alertec® was included in the divestiture of DRAXIS Pharmaceutica.  The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Comparison of Years Ended December 31, 2004 and 2003

Revenues related to the corporate segment were slightly lower compared to 2003 as increased royalties primarily in connection with the sale of product rights to Shire were more than offset by increased inter-segment eliminations (transactions between DRAXIMAGE and DRAXIS Pharma) and lower royalties related to Anipryl®.

EBITDA was lower by $1,174,000 for the year ended December 31, 2004 compared to 2003 due to increased costs of long-term incentive plans, which are valued based on the appreciation in the Company’s stock price and lower royalties related to Anipryl®. This was partially offset by Shire royalties and milestone revenues.

Depreciation and amortization expense in this segment in 2004 was largely unchanged as compared to 2003.

Comparison of Years Ended December 31, 2003 and 2002

Royalty and licensing revenue in this segment for the year ended December 31, 2003 of $7,137,000 decreased compared to 2002 due to the previously announced elimination of minimum royalty income related to Anipryl® effective January 1, 2003 which more than offset the royalties related to the sale of products to Shire coupled with payments received from CEVA Santé Animale Inc. (“CEVA”).

EBITDA and EBITDA margin decreased for the year ended December 31, 2003 due mainly to the previously announced elimination of minimum royalty income related to Anipryl® effective January 1, 2003 partially offset by royalties related to sale of product rights to Shire coupled with payment received from CEVA.

Depreciation and amortization expense in this segment in 2003 was largely unchanged as compared to 2002.

The other significant highlights of 2003 were as follows:

•                                          Completion of divestiture of DRAXIS Pharmaceutica in July resulting in total estimated proceeds of $19.0 million made up of $6.5 million received from Elan in the first quarter of 2003, $9.6 million upon closing from Shire, with a potential of $2.9 million of market driven milestones in future years.  Future royalties are in addition to these figures.

•                                          Granting of an exclusive license for Europe to CEVA for the marketing and distribution of Anipryl® for the use of approved Anipryl® claims. Under terms of the agreement, CEVA has the right to promote approved Anipryl® indications in Europe in exchange for a percentage royalty on European sales of Anipryl® and/or the use of Anipryl® claims.  In addition the Company will receive nominal milestones upon regulatory approval of Anipryl® in the U.K. and subsequent additional jurisdictions within the European Community.

•                                          Receipt of authorization from the U.K. Veterinary Medicines Directorate (“VMD”) to market Anipryl® tablets for dogs in the United Kingdom. As a result of the VMD authorization, the Company will file for regulatory approval of the product in four additional European Union member states and has received nominal payment from CEVA which is included in revenues for 2003.

Corporate Matters

Acquisition of Remaining Third-Party Equity Interest in DRAXIS Pharma

On April 22, 2004, the Company purchased from SGF its remaining 32.7% minority interest in DRAXIS Pharma.  The purchase price paid for the shares acquired was $9.6 million cash and has been allocated to the fair value of the net assets acquired in accordance with the purchase method of accounting.  With effect from the date of the transaction, the Company’s net income results will include the full contribution to income or full allocation of any losses, if any, related to DRAXIS Pharma.

The purchase price paid to SGF is subject to adjustment in limited circumstances involving a change of control of the Company or DRAXIS Pharma or a sale of substantially all of the assets of DRAXIS Pharma prior to April 22, 2005.

The transaction was fully funded through an equity financing arrangement which closed concurrently with the acquisition (see Liquidity and Capital Resources - Equity Financing).

Share Buyback Program

On April 16, 2003 DRAXIS received approval from the Toronto Stock Exchange for a share buyback program (Normal Course Issuer Bid) to repurchase for cancellation up to 1,854,934 common shares, the maximum allowable number, representing 5% of the issued and outstanding common shares at that time.  DRAXIS qualified to begin making purchases of its shares through the facilities of the Toronto Stock Exchange beginning on April 21, 2003. The bid ended on April 20, 2004. In 2003, 50,300 shares were acquired under this program at a weighted average cost of $1.30 per share.  No such shares were acquired in 2004.

Executive Management Team Realignment

In 2003, the Company announced the realignment of its executive management team to reflect the growing importance of its core operating businesses in Montreal. The significant elements of the realignment, which were effective July 1, 2003, are as follows:

•              The departure of Jim Garner as Senior Vice President Finance and Chief Financial Officer.

•                                          The office of the Chief Financial Officer was assumed by Mark Oleksiw, previously Director of Finance in Montreal. Mr. Oleksiw has over eight years of experience with an international public accounting firm focusing on U.S. and Canadian publicly listed companies, mostly in the life science and high technology industries. In addition, Mr. Oleksiw has three years of experience in external reporting in the telecommunications industry combined with two years of internal audit experience. Mr. Oleksiw has also lectured for seven years at McGill University in the Chartered Accountancy Program and worked closely with the Canadian Institute of Chartered Accountants.

•                                          The promotion to Senior Vice President, Corporate Development and Strategic Planning of Dan Brazier. Mr. Brazier’s new responsibilities were in addition to his role since 1998 as President of DRAXIS Pharmaceutica. Mr. Brazier played an integral role in maintaining the value of the DRAXIS Pharmaceutica division during the lengthy divestiture process. Mr. Brazier has over 23 years of progressive experience in various marketing and sales management positions covering prescriptions, medical devices, over the counter and retail product categories.

•                                          The promotion to Vice President Finance of Chien Huang. Mr. Huang provides financial support for a wide range of corporate activities including strategic planning, corporate development and investor relations. Mr. Huang joined DRAXIS in 1998 as Assistant Controller and has served various corporate finance capacities since then.  In addition, Mr. Huang has over eight years of prior experience including positions as a manager of business process re-engineering, senior financial planning and analysis and audit experience with an international accounting firm.

Furthermore, in order to provide for further concentration of its support operations with its operating divisions in Montreal, the Company appointed Alida Gualtieri, partner in the Corporate Finance Mergers and Acquisitions group of McCarthy Tétrault LLP’s Montreal offices, to the position of General Counsel and Corporate Secretary.  Ms. Gualtieri replaced Mr. Doug Parker, who left the Company on December 1, 2003 to join an outside law firm.  Ms. Gualtieri is primarily located at the Company’s Montreal offices and has been a member of the Quebec Bar since 1988.

Sale of Discontinued Operations

On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan to return the Canadian rights for several of Elan’s unapproved neurology products from its DRAXIS Pharmaceutica division in exchange for a cash payment of $6.5 million.

On July 22, 2003, the Company completed the divestiture of its DRAXIS Pharmaceutica division with the sale to Shire of substantially all of the remaining products of the division. The Company has received $9.6 million in cash from Shire and may receive up to $2.9 million in market driven milestones over the next several years. In addition, the Company will receive royalty payments based on the continuing Canadian sales of the sold products. The Company also received the value of acquired inventories and Shire is now responsible for all financial provisions of the license agreement related to Permax® (see Accounting Matters- Discontinued Operations).

Liquidity and Capital Resources
(in thousands of U.S. dollars) (U.S. GAAP)

Years ended December 31,	2004	2003	2002
Cash and cash equivalents	$5,926	$10,563	$4,899
Restricted cash	$428	$976	—

Non-financial working capital (net)(1)	$18,397	$12,780	$6,284
Total debt (current and long-term)	—	$10,466	$13,610

Cash flows from (used in) operating activities	$4,393	$(3,221)	$(2,184)
Cash flows used in investing activities	$(4,476)	$(3,493)	$(4,551)

(1) Excluding cash and cash equivalents, restricted cash, current portion of deferred revenues, long-term debt and customer deposits.

	March 10, 2005	2004	2003	2002
Common shares issued and outstanding	41,304,388	41,015,326	37,297,817	37,098,690
Warrants issued and outstanding(2)	1,526,718	1,526,718	—	—
Stock options outstanding	2,789,170	2,753,232	3,097,942	3,314,109
Outstanding options as a % of outstanding shares	6.8%	6.7%	8.3%	8.9%

(2)          Each whole warrant entitles the holder to acquire one common share at a price of CDN$8.50, subject to certain adjustments, at any time prior to April 24, 2006.

Cash and cash equivalents at December 31, 2004 totalled $5,926,000 as compared with $10,563,000 as at December 31, 2003. The decrease from 2003 to 2004 is related to the repayment of overall debt during 2004 which offset the overall net increase in cash flows from operating activities. The increase from 2002 to 2003 was the result of proceeds from the divestiture of DRAXIS Pharmaceutica, partially offset by the net cash outflow from operating activities related to the investment in working capital.

In conjunction with the divestiture of DRAXIS Pharmaceutica to Shire, $976,000 of the cash proceeds were held in trust under an escrow agreement.  The release of this amount under escrow in instalments is dependent upon whether or not claims by Shire have been made to the Company by certain dates with respect to any breach of the representations and warranties made by the Company to Shire or any failure of the Company to perform its obligations under the divestiture agreement. In July 2004, the first instalment of $548,000 was released from escrow.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities.  All investments as of December 31, 2004 had less than three months maturity.  As at December 31, 2004 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way.  Prior to April 22, 2004, certain standard financial liquidity ratio requirements pursuant to DRAXIS Pharma’s term loan as well as terms of the DRAXIS Pharma shareholders’ agreement could restrict the free flow of funds from one subsidiary of the Company to another. These requirements are no longer applicable following the purchase of all minority interest shareholdings in DRAXIS Pharma.

For the year ended December 31, 2004, net cash flows from operating activities were $4.4 million compared to net cash outflows of $3.2 million for the same period of 2003.  Cash flows from operating activities decreased by $1.1 million from 2002 to 2003 due to higher working capital requirements to support the growth in business volumes.

Non-financial working capital comprised of accounts receivable, inventories, prepaid expenses, current deferred income tax assets, accounts payable and accrued liabilities, increased to $18,397,000 as at December 31, 2004 from $12,780,000 as at December 31, 2003, driven mainly by a significant increase in raw material and packaging components in contract manufacturing to support the ramp-up in business and increased accounts receivable related to growth in the business. Non-financial working capital increased from $6,284,000 as at December 31, 2002 to $12,780,000 as at December 31, 2003 due to increased accounts receivable related to the ramp-up in product volumes during the year and reduction in trade payables.

The impact of discontinued operations in 2004 was insignificant.  The inflow of $17.1 million for 2003 was due to the proceeds received from the sale of product rights and the overall divestiture of the DRAXIS Pharmaceutica business.

Capital expenditures for 2004 are mainly attributable to expenditures under DRAXIS Pharma’s previously announced capital plan, and specifically, payments on installation activities that took place during the shutdown period. Capital expenditures for the year decreased from $5,390,000 in 2002 to $3,536,000 for 2003 due to timing of the installation.  Payments related to the second lyophilizer project are attributable to expenditures under the previously announced capital plan for the contract manufacturing segment.

The Company did not make any acquisitions in 2004 or during 2003 other than the acquisition of all minority interest holdings in DRAXIS Pharma in April 2004.

All third-party debt was repaid over the course of 2004 (see Debt Repayment and Bank Financing). During 2003, the Company reduced its outstanding third-party debt through the repayment of its secured revolving credit facility at DRAXIS Pharma and the repayment of its unsecured subordinated obligation. The increase in debt is related to the strengthening of the Canadian dollar for 2003 as all third-party debt is denominated in Canadian dollars.

Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options and employee participation shares generated $1,594,000 for the year ended December 31, 2004 compared $593,000 for the year ended December 31, 2003 and $844,000 for the same period of 2002.

For the year ended December 31, 2003 the Company received $225,000 from the issuance of treasury shares by DRAXIS Pharma, net of the repurchase of shares held by minority interests.

The Company was in compliance with all lending covenants as at December 31, 2004 and 2003.

Equity Financing

On April 22, 2004, the Company closed an offering of 3,053,436 units at a price of $4.82 (CDN$6.55) per unit for gross proceeds net of related expenses of $13.4 million (CDN$18.2 million). Each unit consists of one common share of the Company and one-half of one share purchase warrant.  Each whole warrant will entitle the holder to acquire one common share of the Company at a price of CDN$8.50 at any time prior to April 24, 2006.

The proceeds of the offering were used to finance the $9.6 million (CDN$13.0 million) cash purchase of the 32.7% interest in the Company’s manufacturing subsidiary, DRAXIS Pharma, that was previously owned by SGF and to repay $4.8 million (CDN$6.4 million) of outstanding loans owed by DRAXIS Pharma.

Debt Repayment and Bank Financing

On April 22, 2004, as a result of the equity financing and acquisition of the remaining interest in the contract manufacturing operations, the Company repaid all outstanding debt owed to SGF ($3.1 million) and Investissement Québec ($1.7 million).

During 2004, the Company completed the arrangement of new credit facilities with its bankers, the National Bank of Canada, to replace all existing facilities at the subsidiary level as follows:

•                                          $15 million Canadian or U.S. equivalent operating facility payable within 364 days of drawing upon the facility.  The operating facility can be extended by one year upon agreement with the lender.  As at December 31, 2004, no amount was drawn under this facility.

•                                          $10 million Canadian or U.S. equivalent term facility, repayable in full in three years. As at December 31, 2004, no amount was drawn under this facility.

Interest under the credit facilities (both term and operating) is based on the bank’s prime lending rate provided the Company meets certain ratios, which as at December 31, 2004 were met.

Both credit facilities are secured by specific assets of DRAXIS Specialty Pharmaceuticals Inc., and shares and guarantees of certain subsidiaries.

As a result of the debt repayment and bank refinancing, the Company has reduced its overall debt levels to nil, increased its borrowing capacity and reduced its overall cost of borrowing on outstanding and future debt.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Party Transaction

The Company paid rent of $125,000 to a company controlled by a member of the Board of Directors related to its head office location.

This transaction is in the normal course of operations and is measured at the exchange amount as agreed to by the parties.

Commitments

The following table summarizes the Company’s major contractual cash obligations as of December 31, 2004:

	Payment due by end of:
Contractual Obligations	Total	2005	2006	2007	2008	Thereafter
Long-term debt	—	—	—	—	—	—
Capital lease obligations	—	—	—	—	—	—
Operating leases	216	152	64	—	—	—
Service contracts	588	180	196	196	16	—
Milestone obligations	1,929	333	399	399	399	399
Total contractual obligations	2,733	665	659	595	415	399

All contractual obligations related to 2004 and 2003 were fully paid as of December 31, 2004 and December 31, 2003, respectively.

In addition to the above, the Company may be obligated to make certain royalty payments based on related product sales and milestone payments based on the achievement of certain specified events.  The amount, timing and likelihood of these royalty payments are not determinable as they mainly relate to products being developed and not yet approved by the applicable regulatory authorities.

Selected Annual Information
(in thousands of U.S. dollars except share related data) (U.S. GAAP)

Years ended December 31,	2004	2003	2002
Revenues
Product sales	$61,693	$40,535	$30,338
Royalty and licensing	7,627	8,658	8,302
	$69,320	$49,193	$38,640

Net income (loss)
• from continuing operations	$7,977	$4,671	$3,020
• from discontinued operations	(61)	8,531	(834)
	$7,916	$13,202	$2,186

Basic income (loss) per share
• from continuing operations	$0.20	$0.13	$0.08
• from discontinued operations	—	0.23	(0.02)
	$0.20	$0.36	$0.06

Diluted income (loss) per share
• from continuing operations	$0.19	$0.13	$0.08
• from discontinued operations	—	0.23	(0.02)
	$0.19	$0.36	$0.06

Total assets	$88,785	$76,553	$67,951
Total long-term financial liabilities	—	$10,466	$12,726

Summary of Quarterly Results
(in thousands of U.S. dollars except share related data) (U.S. GAAP)

Years ended December 31,	Q4, 2004	Q3, 2004	Q2, 2004	Q1, 2004	Q4, 2003	Q3, 2003	Q2, 2003	Q1, 2003
Revenues
Product sales	$18,352	$16,205	$14,927	$12,209	$12,440	$10,987	$10,153	$6,955
Royalty and licensing	1,934	1,980	1,786	1,927	1,945	1,978	1,612	3,123
	$20,286	$18,185	$16,713	$14,136	$14,385	$12,965	$11,765	$10,078

Net income (loss)
• from continuing operations	$2,267	$2,058	$2,264	$1,388	$1,409	$1,733	$723	$806
• from discontinued operations	(34)	3	(21)	(9)	112	4,112	103	4,204
	$2,233	$2,061	$2,243	$1,379	$1,521	$5,845	$826	$5,010

Basic income (loss) per share
• from continuing operations	$0.06	$0.05	$0.06	$0.04	$0.04	$0.05	$0.02	$0.02
• from discontinued operations	—	—	—	—	—	0.11	—	0.11
	$0.06	$0.05	$0.06	$0.04	$0.04	$0.16	$0.02	$0.13

Diluted income (loss) per share
• from continuing operations	$0.05	$0.05	$0.06	$0.04	$0.04	$0.05	$0.02	$0.02
• from discontinued operations	—	—	—	—	—	0.11	—	0.11
	$0.05	$0.05	$0.06	$0.04	$0.04	$0.16	$0.02	$0.13

Major Trends in Quarterly Numbers

The quarterly numbers reflected in the above table reflect the significant trends described below. For more detailed explanations, please refer to the MD&As filed on a quarterly basis.

Commencing in the second quarter of 2003, the contract manufacturing segment began a significant ramp-up of shipments of Hectorol® Injection for Bone Care and products under its GSK manufacturing agreements.  The level of shipments has increased since the second quarter of 2003, subject to the Company’s ability to increase productive capacity by introducing additional shifts and the timing of demand. Beginning late in 2003, the Company expanded its production work force and continues to do so. This has resulted in a positive upward trend in revenue mainly in contract manufacturing and increasing margins due to the higher margin sterile business and the financial benefits of improved capacity utilization. The major trend in revenues has been the shift in business in contract manufacturing where sterile product revenue occupies a higher share of overall revenue driven by the GSK and Bone Care business.

In the radiopharmaceutical segment, volumes have increased since the first quarter of 2003, related to the introduction of sodium iodide I-131 to the U.S.  In the fourth quarter of 2004, a change in customer purchasing patterns occurred which lowered cold kit sales to the U.S. below traditional levels in October and November.

During the third quarter of 2003 and 2004, there were production breaks caused by normal shutdown activities to perform maintenance and complete capital expenditure projects. The effect in contract manufacturing was to reduce volumes and margins due to production downtime resulting in higher unabsorbed overhead costs. The shutdown in 2004 was of a significantly larger scale than 2003 because it involved the introduction of enhanced autoclave capacity and the installation of a second lyophilization unit as well as numerous other initiatives.

There was normal reduction in production during the 2003 year-end holiday period. This created a pressure on the first quarter 2004 results of contract manufacturing.  The effect for the first quarter of 2005 is not expected to be as significant due to the buildup of inventory levels preceding the holiday period in 2004.

The first and third quarter of 2003 were positively affected by one time non-recurring items. Specifically, this relates to the recognition in the first quarter of 2003 of $1.4 million of revenue driven by termination of BrachySeed® agreements and the $0.7 million of insurance proceeds received in the third quarter of 2003 recorded as a reduction in cost of goods sold.

Depreciation and amortization costs continue to rise over time. This reflects the capital expenditure programs implemented since 2002. This trend is expected to continue, specifically as the second lyophilization unit commences commercial production.

Foreign exchange has not had a material impact on operating results and net income other than for the first six months of 2003, when there were significant foreign exchange losses created by a strengthening Canadian dollar.

Interest expense has declined as the Company has reduced debt levels beginning with the second quarter of 2003, culminating in the repayment of all debt at the end of 2004.

The Company’s effective tax rate has been significantly below the statutory rate due to the recognition of previously unrecognized loss carryforwards. The Company’s ability to execute on tax planning opportunities has expanded as a result of the increased operating profits of its contract manufacturing segment, the amalgamation of its two core businesses effective January 1, 2005, and the purchase of all minority interest shareholdings of its contract manufacturing business on April 22, 2004. This trend is not expected to continue and the effective tax rate is expected to return closer to statutory levels, subject to the amount of research and development spending.

Net cash flow from operating activities continues to grow with the increased volumes, subject to the required investment in working capital to support the ramp-up in business.

Capital expenditures tend to rise during and after shutdown periods (usually in the third quarter) when most installation activities take place.

Outlook

The Company’s primary operational focus for 2005 continues to be: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining additional regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying new business opportunities that are consistent with the Company’s capabilities and that contribute to the long-term value of the Company.

General Guidance

The Company expects to achieve consolidated revenues in 2005 of $88 million to $92 million, up more than 27% from the current year’s revenue of $69 million.  More than 95% of consolidated revenues are expected to come from the Company’s two main operating divisions, with the balance, or less than 5% of revenues, expected to come from the corporate segment.  It is anticipated that at least 70% of revenues from the operating divisions will come from contract manufacturing.

Basic earnings per share from continuing operations in 2005 are expected to reach $0.27 to $0.30, an increase of at least 35% from the current year’s $0.20.  The change in accounting commencing in the third quarter of 2005 for stock-based compensation is not expected to affect earnings by more than $0.01 in 2005 and we have taken this into account in the guidance given for 2005 earnings expectations.

These revenue and earnings estimates are based on the most current information we have and are derived from forecasts received from customers and historical buying patterns considering the territories in which customers currently operate, as well as additional territorial regulatory approvals we anticipate receiving during 2005.  The estimates could be impacted positively if we attain new customers or additional product approvals, or negatively if territorial product approvals are delayed or unforeseen problems arise in the introduction of new products into the manufacturing process or historical buying patterns do not continue.  Reference is made to the specific risk factors listed in our public disclosure documents, including our Form 20-F.  These factors could have a material adverse effect on our ability to achieve these target revenues and earnings.

Currency fluctuations, particularly between the Canadian and the U.S. dollar, are not expected to have a significant effect within a relatively broad range of 75 to 90 cents Canadian per U.S. dollar because of the mix of business and currencies currently built into the prices that make up the major revenues in both contract manufacturing and radiopharmaceuticals in 2005.

The Company currently has no debt. It will have capital expenditures in both operating divisions designed to increase productivity and maintain regulatory compliance.  Current total capital expenditure budgets are anticipated to be less than $5 million in 2005.  Capital expenditures will include acquiring equipment to increase efficiency and infrastructure expenses.  Cash flows from operating activities are expected to be at least $10 million for 2005, subject to working capital requirements driven by business growth.

At the current rate of utilization and new business growth, contract manufacturing capacity is expected to reach its optimal levels by the end of 2007.  Accordingly, the Company will begin to explore various options during 2005 to increase capacity, including expansion, reconfiguring the existing facility and/or potential acquisitions.

Radiopharmaceutical

The Company’s longer term objective for its radiopharmaceutical business is to leverage its existing business base and record of regulatory approvals to become a significant North American and international competitor in this highly specialized market.  It will work toward this objective through a combination of increasing sales of existing products, the identification and commercialization of additional product opportunities, development of its new product pipeline and possible acquisitions, consistent with its well defined business focus.

The Company lowered its 2004 product sales targets in the third quarter of 2004 as a result of a lower than anticipated ramp-up in BrachySeed® revenues due to very difficult market conditions in the brachytherapy area, slower than anticipated regulatory approvals of European product entries, and a later-than-anticipated launch of MDP-25. The Company did achieve its revised product sales target for 2004 despite lower sales of lyophilized radiopharmaceutical products in the fourth quarter and the continued market dominance of the Company’s MDP-10 product over the newly launched MDP-25. None of these factors are expected to have a significant impact on the Company’s long-term expectations.

DRAXIMAGE is expected to continue to grow through increasing sales of existing products in the U.S., introduction of new products into the U.S., as well as expansion into Europe.  The regulatory process in Europe continues to be slow. In Europe the attainment of regulatory approvals in one jurisdiction remain necessary prior to filing for approvals in other jurisdictions. We believe that the delays in approvals relate to the significant backlog of work at the European regulator. All products currently being introduced outside of Canada are products currently approved for sale in Canada or the U.S.

Management expects that continued emphasis on quality, customer service and pricing will be the key factors for the future success of BrachySeed®. There are no indications of improvement in the market, but sales of BrachySeed® are not expected to be a significant source of revenue to the Company relative to growth in other areas of the Company.

Excluding the potential impact of the four innovative radiopharmaceutical products currently under development, the Company’s target is to achieve radiopharmaceutical product sales of $30 million to $35 million by 2007.

The Company believes that long-term growth potential for DRAXIMAGE should be divided between the potential for its innovative proprietary radiopharmaceutical products currently under development and opportunities excluding these products. Each of DRAXIMAGE’s innovative products under development addresses substantial unmet market needs and thus has considerable potential.  Two such products are at advanced stages of development:  FIBRIMAGE® has completed enrolment of its Phase III trial in Canada and is under negotiation with the FDA on the commencement of a Phase III trial in the U.S.; INFECTON® has embarked on its Phase II trials in both Canada and the U.S. Given the inherent uncertainties associated with new drug development, it is difficult to predict if, or when, these products will achieve commercialization.

Contract Manufacturing

The Company’s longer term objective for its contract manufacturing business is to leverage its existing capabilities and its excellence in regulatory compliance to increase third-party contract manufacturing revenues, while managing costs in order to achieve improving levels of profitability associated with increased capacity utilization. Capacity utilization at DRAXIS Pharma varies by production flow, specifically between sterile and non-sterile products. The demand for DRAXIS Pharma’s sterile capacity, including lyophilized and non-lyophilized product, continues to grow and create capacity challenges. Additional production shifts have been added to meet customer demand within the framework of DRAXIS Pharma’s existing production processes and systems. The Company expects to increase capacity through certain capital and equipment upgrades and the deployment of additional production shifts.  It plans to reach operating levels in its sterile business at 24 hours a day and 7 days per week by the end of 2005.

The Company believes that volumes under the GSK and Bone Care agreements will continue to be significant sources of sterile business in 2005.  Volume is, however, expected to fluctuate somewhat during 2005 due to the demand in the end user marketplace and inventory levels of our customers, which we do not control.

In 2004, the Company completed the successful installation of a second lyophilizer, which will be fully validated and in commercial use during 2005.  At optimum configuration, the second lyophilizer should triple existing lyophilization capacity over time. The Company does not expect to achieve full capacity utilization on this new lyophilizer in 2005.  The transferring and introduction of new products to this lyophilizer will occur in stages during 2005.  Accordingly, the Company expects the mix of business to continue to shift in favour of higher margin sterile business, driven both by the additional lyophilization capacity and the continued strong demand for other sterile products and by our increased capacity to meet such demand.

Unlike DRAXIS Pharma’s sterile operations that continue to grow, the non-sterile operations continue to run below their current one-shift capacity. In 2005, DRAXIS Pharma will seek to increase capacity utilization of the non-sterile area by maximizing utilization of its current one-shift configuration, including targeting and securing significant contracts in this area.

The Company’s long-term target is now to achieve manufacturing revenues from its Montreal facility of between $70 million to $80 million by 2007.  This is a reflection of the demand for our sterile capacity, the successful ramp-up of production shifts, and the financial and efficiency benefits of increased capacity utilization.

The timing of regulatory approvals plays a significant role in the timing of when commercial production begins for products being introduced in our facilities. Customers operating in multiple markets must get regulatory approvals in those markets for us to manufacture products to be sold into those markets.  While our customers generally have not had significant issues in getting approvals for us as manufacturer, the timing of when those approvals occur is difficult to predict.

Corporate and Other segment

In 2005, the Company’s Corporate and Other segment is expected to experience an increase in revenue over 2004 levels, mainly driven by royalties and milestones related to the sale of product rights to Shire which may become payable to the Company during the year.

The Company expects an additional earnings per share from this segment of approximately 1.5 cents based on royalties and milestones expected to be earned in the first quarter of 2005 related to Shire.

In two years, at the end of 2006, all deferred revenue related to Anipryl® will be fully amortized to revenue of the Company.  While this represents a material loss of non-cash revenue, within the same period, the Company expects to fully offset the loss through increased revenues and earnings in its contract manufacturing and radiopharmaceutical businesses. Since the deferred revenue represented a non-cash source of income, the replacement of this income stream by operating income from the core operations will significantly increase long-term operating cash flows.

The Company also expects to see significant increases in expenses related to the cost of compliance with the Sarbanes-Oxley Act of 2002 in the U.S. The majority of these costs relate to the documentation and testing of internal controls. The Company anticipates the costs will exceed $400,000 in addition to the significant amount of management time involved. The Company has already invested a considerable amount of time in prior years to ensure that its governance practices comply with the requirements of the Sarbanes-Oxley Act of 2002 and will continue to do so.

Capital and Liquidity

The Company’s balance sheet at the end of December 2004 reflects a dramatic improvement in the financial position of the Company, particularly from December 2003. The Company has strengthened its balance sheet significantly through the repayment of all third-party debt owing over the course of 2004.  The Company’s bank refinancing arrangements completed during the year, coupled with its improving cash flows, significantly increase the Company’s leverage to pursue its strategic objectives and secured debt capacity at lower borrowing costs.

The equity financing completed in April 2004 and the accompanying repurchase of the minority interest in DRAXIS Pharma further increases the Company’s flexibility in managing its core businesses over the long term and achieving synergies.

Effective January 1, 2005, the Company amalgamated its two operating subsidiaries (“DRAXIMAGE Inc.” and “DRAXIS Pharma Inc.”) into one entity, DRAXIS Specialty Pharmaceuticals Inc.  The two operating subsidiaries will continue to report as separate business segments, radiopharmaceutical and contract manufacturing. The amalgamation provides short-term opportunities to achieve significant cash flow savings through a deferral of tax payments by allowing the Company to access its CDN$25 million in tax loss carryforwards available to the Canadian operations in an expedited manner.  In the long term, the Company hopes to achieve greater synergies through the combined strengths of the two divisions. The Company does not expect to restructure any of its operations but rather, expects to obtain the synergies and increased efficiencies through standardized processes and systems.

Management expects significant growth in operating cash flow and expects to achieve an operating cash flow exceeding $10 million, subject to working capital requirements, in 2005. Working capital requirements are linked directly to the volume of business in contract manufacturing and timing of customer orders and, accordingly, the investment in working capital will likely grow with the growth in business.

Management will focus capital spending in the next three years on improving efficiencies in production through further automation. The Company expects in the long term to invest further in upgraded management information and process control systems to achieve efficiencies and support business expansion.

With the Company’s current cash balances, anticipated net operating cash inflows and established financing arrangements, management expects to have sufficient liquidity available to fund the Company’s cash requirements in 2005.  Any investments or acquisitions of businesses, products or technologies may require additional funding.

Accounting Matters

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company’s consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates under different assumptions or conditions.

A summary of the significant accounting policies and methods used by the Company in the preparation of its consolidated financial statements is included in Note 2 to the 2004 audited consolidated financial statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Recognition of Licensing Revenue

License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements.  In general, such fees are deferred and recognized on a straight-line basis over the contract period.  Where the contract period is not defined, such fees are recognized on a straight-line basis over the estimated term, during which contractual benefits are expected to be derived.  If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

Deferred Tax Assets

Realization of the net deferred tax assets is dependent on the Company’s ability to generate sufficient taxable income in certain tax jurisdictions.  Management believes that it is more likely than not that the assets will be realized, based on forecasted income.  On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted or valuation allowances are still required. The Company has taken valuation allowances related to tax loss carryforwards in jurisdictions where taxable income is no longer generated; it is not likely to generate sufficient taxable income in Canada to utilize Canadian tax loss carryforwards prior to expiry; and filing positions taken with taxation authorities are subject to review.  Changes to estimates of future taxable income, the completion of reviews by taxation authorities, and the ability to execute on tax planning opportunities can significantly affect the amount of valuation allowances.

Allowance for Doubtful Accounts

The Company determines an appropriate allowance for doubtful accounts based on an account by account review as opposed to a general provision assessed as a percentage of revenues.

Provision for Inventory Obsolescence

Provisions for inventory are charged against income when it is determined that the inventory item does not meet the defined quality and regulatory requirements for sale.  The Company does not make general provisions for inventory obsolescence as items are manufactured based on customer orders.

Termination of BrachySeed® Agreements

In January 2003, DRAXIMAGE’s agreements with its BrachySeed® licensee in the U.S. were effectively terminated with no further transactions taking place under the agreements. A formal agreement was subsequently reached with the licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

Under the terms of the original agreements, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010.  As a result of the termination of the agreements in January 2003, the unamortized portion of the non-refundable milestone payments of $1,436,000 was included in income for the year ended December 31, 2003 as royalty and licensing revenue.

Discontinued Operations

Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations.  Commencing in the fourth quarter of 2002, the revenues and expenses related to Alertec® were included in the results related to continuing operations and not discontinued operations due to management’s decision in 2002 to retain the Canadian product rights due to the uncertainty of being able to obtain the third-party approval required to be able to include these rights as part of the divestiture of DRAXIS Pharmaceutica.  As a result of attaining the required third-party approval, the Canadian product rights to Alertec® were included in the sale of the remaining assets and liabilities of DRAXIS Pharmaceutica to Shire, which was completed in the third quarter of 2003.

Foreign Exchange Risk

The Company’s reporting currency is the U.S. dollar. The functional currency for its Canadian operations, which includes the radiopharmaceutical segment, the contract manufacturing segment and royalties and milestones related to product rights sold to Shire, is the Canadian dollar.  Accordingly, the Company’s foreign exchange exposure for accounting purposes mainly relates to U.S.-denominated monetary assets of these operations.  The Company currently does not actively hedge this exposure, but reduces the exposure by maintaining the minimum level of U.S.-denominated cash available to meet its short-term cash requirements.

Recent Accounting Pronouncement

Share-Based Compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) published SFAS No. 123R, Share-Based Payment.  SFAS No. 123R replaces SFAS No. 123, Stock-Based Compensation issued in 1995.  SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award during a requisite service period (usually the vesting period). This statement is effective for the Company beginning on July 1, 2005 and the Company intends to fully implement this statement beginning in the third quarter of 2005. As of the required effective date, the Company will apply SFAS No. 123R using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures.  If the Company had adopted SFAS No. 123R in prior periods, the net impact on the Company’s consolidated statements of operations would have approximated the impact as described in Note 2(q) on a pro forma basis.  The Company expects that the adoption of SFAS No. 123R will reduce the basic EPS in the second half of 2005 by approximately $0.01 per share.

Non-GAAP Financial Measures (see reconciliation of Non-GAAP Measures on page 53)

The Company plans to focus on traditional GAAP measures both in reporting externally and monitoring management performance. Specifically, the Company will focus on operating income, net income and operating cash flow. Non-GAAP measures and, specifically, EBITDA will continue to be disclosed and discussed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP measures used with GAAP line items.

The Company additionally plans to incorporate, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

The terms EBITDA (earnings before financing expense and other income, taxes, depreciation and amortization) and EBITDA margin (EBITDA divided by total revenues) do not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies.  DRAXIS defines EBITDA as operating income before depreciation and amortization expense and EBITDA is presented on a basis that is consistent from period to period.  DRAXIS uses EBITDA measures to assess the operating performance of its ongoing businesses without the effects of amortization expense. Amortization expense is excluded because it substantially depends on the accounting methods and assumptions used as well as the historical cost of capital assets.  DRAXIS believes that certain shareholders and investors prefer such measures in evaluating the ability of a reporting company to service debt or as the basis for a valuation measurement.  EBITDA should not be construed as the equivalent of net cash flows from operating activities.  The most comparable U.S. GAAP earnings measure is operating income.

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ from current expectations include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third-party patents or proprietary rights by the Company and its products; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the Company’s ability to protect its confidential information; the preservation of healthy working relationships with the Company’s unions and employees; the avoidance of product liability claims; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this document represent the Company’s expectations as at March 10, 2005.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 6.    Directors, Senior Management and Employees

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Martin Barkin	Toronto, ON	President and Chief Executive Officer
Director since May 19, 1992 and employee of the Company since March, 1992.

Dr. Barkin, MD, B.Sc. (MED.), MA, FRCSC, is President and Chief Executive Officer of the Company.  He also serves on the Board of Viventia Biotech Inc. and the medical advisory board of VenGrowth Investment Funds.  Until April 30, 2004, he was a director of Bone Care International, Inc.  Dr. Barkin was Chairman of the Board of Sunnybrook & Women’s College Health Sciences Centre from June 15, 1998 until June 30, 2003.  Dr. Barkin came to the Company in 1992 from KPMG where he was Partner and National Practice Leader for Health Care (1991-1992).  Before that, he was Deputy Minister of Health for the Province of Ontario (1987-1991) and before that President and Chief Executive Officer of Sunnybrook Health Sciences Center at the University of Toronto.  Dr Barkin is a surgical specialist in Urology holding the rank of Professor at the University of Toronto, a former Research Scientist at University of Toronto and was Division Chief at Sunnybrook Health Sciences Centre.

Leslie L. Dan	Toronto, ON	Director
Director since December 10, 1993.

Mr. Dan is Chairman of Novopharm Limited, one of Canada’s leading pharmaceutical companies and Chairman of Viventia Biotech Inc.  Prior to April 5, 2000, Mr. Dan was Chairman and Chief Executive Officer of Novopharm Limited.

George M. Darnell	Coral Gables, FL	Director
Director since November 26, 1996.

Mr. Darnell is the retired President of the Dade Division and the Executive Vice President of the Baxter Diagnostics Group of Baxter International.  He has 35 years of U.S. and international experience in the diagnostic industry.

Rolf H. Henel	Wayne, NJ	Director
Director since August 14, 2002.

Mr. Henel is the retired President of Cyanamid International, Lederle Division.  He currently serves as an advisor to the healthcare industry and is a partner in Naimark & Associates, a healthcare consulting firm.  He is also a director and member of the Audit and Nominating and Corporate Governance Committees of SciClone Pharmaceuticals, Inc. and a director, Chair of the Compensation Committee and member of the Audit Committee of Penwest Pharmaceuticals Co.

Brian M. King	Kenora, ON	Chairman and Director
Director since May 26, 1994.

Mr. King is Chairman of the Board of the Company.  He is the former Chairman and Chief Executive Officer of Connaught Biosciences, Inc.  He is also a director and Chairman of the Compensation Committee of Onex Corporation and a director and member of the Investment, Valuation and Audit Committees of VenGrowth Investment Funds.

Samuel Sarick	Toronto, ON	Director
Director since March 31, 1989.

Mr. Sarick is President of Samuel Sarick Limited, a company with long-standing involvement in commercial property development.

Bruce W. Simpson	Fort Worth, TX	Director
Director since August 14, 2002.

Mr. Simpson served as the President of the Genpharm division of E Merck, the President and CEO of Medeva Pharmaceuticals in the United States and in senior management positions at Fisons Corporation.  He currently heads a private consulting firm specializing in marketing and business development within the healthcare industry and is a director of Hi-Tech Pharmacal Co., Inc.

John A. Vivash	Toronto, ON	Director
Director since November 17, 1998.

Mr. Vivash was formerly President and Chief Executive Officer of CIBC Securities Inc., Fidelity Investments Canada Limited and Manulife Securities International Ltd.  He currently serves as President and Chief Executive Officer of Tesseract Financial Inc., a financial services consultancy; director and member of the Audit Committee and Chair of the Nominating and Corporate Governance Committee of Sierra Systems Group Inc., and Chairman of the Board and member of the Compensation Committee of Financial Models Company Inc.  He is also a member of the Board, the Audit Committee and the Conduct Review Committee of State Street Trust Company Canada and is a member of the Board of Eastmain Resources Inc.

Mark Oleksiw	Montreal, QC	Officer
Officer since July 2003.

Mr. Oleksiw joined DRAXIS as Director of Finance in July 2002 after eight years with an international accounting firm, most recently as a senior manager with a focus on U.S. and Canadian publicly listed life science and technology companies.  He also spent three years with Bell Canada and BCE Inc. with responsibility for external reporting, plus two years as a senior internal auditor at McGill University.  Mr. Oleksiw is a Chartered Accountant and earned his Graduate Diploma in Public Accountancy and B. Comm. from McGill University.  He became Chief Financial Officer on July 1, 2003.

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
Officer since September 1998.

Mr. Carter, B.A., C.H.R.P., joined DRAXIS in September 1998 as Vice President Human Resources following a lengthy relationship with the Company in a Consultant capacity.  He is now Vice President, Administration and Shared Services.  Immediately prior to joining DRAXIS, Mr. Carter was the President of a Human Resource Consulting firm, specializing in strategic human resource issues within the Canadian Pharmaceutical Industry.  Prior to this Mr. Carter gained significant experience as

Vice President Human Resources for Sterling Drug/Kodak, Director of Human Resources for the Baxter Corporation, and Director of Human Resources for Johnson & Johnson.  Mr. Carter also served on the founding Board of Directors of the Human Resources Professionals Association of Ontario, and was nominated to the “Council of Human Resource Executives” for The Conference Board of Canada.

John Durham	Montreal, QC	Officer
Officer since July 2003.

Mr. Durham is President of the DRAXIS Pharma, division of DRAXIS Specialty Pharmaceuticals Inc.  Prior to joining the Company in July 2003, Mr. Durham was General Manager of an international contract manufacturer, with responsibilities for operations, finance, sales and marketing, business development and strategic planning.

Richard Flanagan	Montreal, QC	Officer
Officer since September 1997.

Dr. Flanagan, B.Sc., Ph.D., MCIC, is President of the DRAXIMAGE, division of DRAXIS Specialty Pharmaceuticals Inc.  He has been with the Company since July 1997 and with the same division since 1980 when it was part of Merck.  Dr. Flanagan served as Executive Vice President of DRAXIMAGE until September 1, 2001, when he was named President.  Prior to joining Merck, Dr. Flanagan was an Adjunct Professor in the Faculty of Pharmacy at the University of Alberta.  Dr. Flanagan is the author of thirty scientific papers and is listed as inventor on twelve patents.  Dr. Flanagan obtained his Ph.D. in Organic Chemistry from the University of Alberta and a B.Sc. from the University College Dublin, Ireland.  He is a Killam Fellow and received the Hugh Ryan Memorial Gold Medal as an undergraduate.  Dr. Flanagan has served as an advisor to the International Atomic Energy Agency and has sat on grant review committees in Canada and the United States.

Jerry Ormiston	Toronto, ON	Officer
Officer since May 2001.

Mr. Ormiston, B.Sc., MBA, joined DRAXIS in May 2001 as Executive Director, Investor Relations following two-years as a senior consultant in a Toronto investor relations firm working with small and mid-sized entrepreneurial companies on capital markets communications strategies.  Prior to that he was at Allelix Biopharmaceuticals for 12 years – four as Manager of Investor Relations and eight in the business development area.  He has 25 years’ experience in the healthcare industry in pharmaceuticals and biotechnology.  His assignments over those years have included positions in business development, marketing, corporate communications, production management, quality assurance and regulatory affairs.

Alida Gualtieri	Montreal, QC	Officer
Officer since November 2003.

Ms. Gualtieri joined the Company in November 2003 as General Counsel and Secretary.  Prior to joining the Company, she was a partner in the Corporate Finance Mergers & Acquisitions group of McCarthy Tétrault LLP in Montreal, Quebec, Canada’s largest law firm.  Between March 1996 and August 1999, Ms. Gualtieri was legal counsel at Fonds de Solidarité des Travailleurs du Québec (F.T.Q.), Canada’s largest labor-sponsored venture capital fund.  Ms. Gualtieri earned her BCL and LLB law degrees at McGill University in 1987 and was admitted to the Bar of the Province of Quebec in 1988.

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

Terms of office as director are for one year or until the next Annual Meeting of the Shareholders and subsequent Meeting of the Board of Directors, respectively.

There is no family relationship between any of the executive officers.  Officers of the Company serve at the pleasure of the Board of Directors.

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2004, 2003 and 2002 in respect of each of the individuals who were, at December 31, 2004, the Chief Executive Officer or other Named Executive Officers (as defined in the Regulations to the Securities Act (Ontario)) of the Company and who received salary and bonus in excess of CDN$150,000 in the 2004 fiscal year.

			Annual Compensation						Long Term Compensation
			Salary		Bonus		Other Annual Compensation(1)		Long Term Compensation Awards	LTIP Payouts		All Other Compensation
Name & Principal			Cash	DSU Election (2)	Cash	DSU Election (2)(3)			Securities Under Options Granted
Position	Year		(CDN$)	(CDN$)	(CDN$)	(CDN$)	(CDN$)		(#)	(CDN$)		(CDN$)
Martin Barkin, MD	2004		400,000	nil	154,600	nil	40,880		nil	nil		711,525	(4)
President & Chief	2003		320,000	80,000	125,000	125,000	36,077		nil	nil		600,000	(5)
Executive Officer	2002		301,600	75,400	nil	nil	20,818		225,000	nil		289,125	(6)

Mark Oleksiw	2004		200,000	nil	65,320	nil	8,217		nil	nil		16,434	(8)
Chief Financial	2003		142,900	nil	53,759	nil	nil		100,000	nil		nil
Officer	2002	(7)	47,103	nil	4,710	nil	nil		20,000	nil		nil

Dan Brazier	2004		254,500	nil	85,218	nil	19,533		100,000	nil		nil
Senior Vice-	2003		210,000	nil	79,800	nil	17,383		130,000	75,000	(9)	109,000	(10)
President, Corporate Development and Strategic Planning	2002		165,000	nil	49,500	nil	nil		20,000	nil		nil

John Durham	2004		262,000	nil	95,380	nil	20,636		nil	nil		nil
President, DRAXIS Pharma division	2003	(11)	151,667	nil	53,144	nil	72,381	(12)	100,000	nil		nil

Richard Flanagan	2004		254,500	nil	25,979	nil	18,975		nil	nil		nil
President,	2003		216,250	nil	77,850	nil	17,239		20,000	389,474	(13)	nil
DRAXIMAGE division	2002		180,000	nil	25,000	nil	nil		40,000	nil		nil

(1)                                     “Other Annual Compensation” does not exceed the lesser of CDN$50,000 or 10% of the annual salary and bonus for the fiscal year, except as noted.  It includes a payment equal to 5% of the Named Executive Officers’ salary for RRSP purposes in accordance with the terms of their employment with the Company.

(2)                                     Amounts in these columns relate to the portions of salary and bonus elected to be received in the form of Deferred Share Units and are in addition to the cash amounts specified.  See “Incentive Plans – Deferred Share Unit Plan.”

(3)                                     Includes a special bonus of CDN$60,000 which was paid to Dr. Barkin in 2003 related to the successful sale of the Company’s Pharmaceutica Division to Shire in July 2003.  The decision on the amount and payment of this bonus had been deferred by the Board of Directors in 2002.  Dr. Barkin elected to receive CDN$30,000 of this bonus in Deferred Share Units and CDN$30,000 in cash.

(4)                                     Dr. Barkin received CDN$480,000 in 2004 as payment of his Retirement Compensation Allowance.  See “Executive Compensation - Termination of Employment and Employment Contracts.”  In addition, he realized an aggregate value of an amount of CDN$231,525 from the exercise of his options in 2004.

(5)                                     Dr. Barkin received $600,000 in August 2003 as payment of his Retirement Compensation Allowance. See “Executive Compensation - Termination of Employment and Employment Contracts.”

(6)                                     This amount is the aggregate value realized from the exercise of options in the amount of CDN$289,125 for 2002.

(7)                                     Mark Oleksiw joined the Company as Director of Finance on July 29, 2002.  He became CFO on July 1, 2003.

(8)                                     This amount is the aggregate value realized from the exercise of options in the amount of CDN$16,434 for 2004.

(9)                                     Dan Brazier received CDN$75,000 in August 2003 as payment upon the sale of the Company’s Pharmaceutica Division to Shire in July 2003.  This payment was in lieu of initiating a planned Long Term Incentive Plan for the Pharmaceutica Division.

(10)                                Represents a success fee related to the sale of the Pharmaceutica division of the Company to Shire in July 2003.

(11)                                John Durham joined the Company as President of DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) on June 2, 2003.

(12)                                Included in this amount is a signing bonus of CDN$60,000.

(13)                                Dr. Richard Flanagan received CDN$389,474 in December 2003 as a partial payment of the long term incentive plan payment in accordance with the provisions of the DRAXIMAGE Long Term Incentive Plan.  See “Executive Compensation – Subsidiary Long Term Incentive Plans – DRAXIMAGE”

Incentive Plans

Philosophy

The Company’s philosophy is to link employee compensation to the success of the Company and to emphasize “at risk” employee compensation.  Save and except for the Retirement Compensation Allowance for Dr. Barkin set forth under “Termination of Employment and Employment Contracts,” the Company does not provide any form of pension program to its senior management.

The Company has implemented the following plans in an effort to achieve “at risk” employee compensation: Stock Option Plan and Deferred Share Unit Plan.

Stock Option Plan

Intention and Participants – This plan was approved by shareholders on February 3, 1988 and amended on June 27, 2001 to permit the Board of Directors to grant options to purchase common shares to directors, officers, employees and arm’s length consultants of the Company and its subsidiaries so as to link corporate compensation to enhanced shareholder value.

Maximum Common Shares Issuable – In 2001 the shareholders authorized, at the Company’s annual and special meeting, the issuance of up to 7,500,000 common shares under this plan.  As at March 21, 2005, 2,789,170 options have been granted and are outstanding, representing 6.8% of the Company’s issued and outstanding capital as at March 21, 2005.  In addition, 852,894 options are available for issuance under the plan as at March 21, 2005, representing 2.1% of the Company’s issued and outstanding capital as at March 21, 2005.  The number of shares reserved for issuance to any one person pursuant to options granted in accordance with the plan or otherwise cannot exceed 5% of the outstanding common shares of the Company.

Determination of Number, Price and Term of Options – The Board of Directors determines the price per common share, the number of options for common shares which may be allotted to each designated director, officer, employee or arm’s length consultant, the period in which any option may be exercised and all the terms and conditions of the option in accordance with the applicable requirements of any regulatory authority or stock exchange.

Dilution Guideline – The Company has an established guideline limiting the aggregate number of common shares that can be issued at any point in time through the exercise of options to 13% of the Company’s outstanding common shares.  As at March 21, 2005, the number of common shares so issuable was 6.8% of the Company’s outstanding common shares.

Assignability – Options are non-assignable and non-transferable.

Termination of Employment or Death of an Option Holder – In the event of the death of an option holder, the options that were exercisable at the date of the death may be exercised by the option holder’s executors or personal representatives within six months of the option holder’s death.  If an option holder ceases to hold office as a director, officer or employee of the Company during an option period, the exercisable options may be exercised for a period of thirty days after such option holder ceases to hold such office or position or for a longer period as the Board of Directors may approve.

Amendment of plan – The Board of Directors may terminate the plan at any time or amend the plan at any time with the consent of the Toronto Stock Exchange.

Options Available for Future Grants – 852,894 as at March 21, 2005.

Unexercised options of Named Executive Officers as a percentage of common shares issued and outstanding as of March 21, 2005 – 3.1%.

Aggregate Option Grants to Named Executive Officers as of December 31, 2004 – 100,000.

The following table sets forth the options granted during the financial year ended December 31, 2004:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price (CDN$/Security)(1)	Market Value of Securities Underlying Options on the Date of Grant (CDN$/Security)	Expiration Date
Martin Barkin, MD
President & Chief Executive Officer	Nil	Nil	Nil	Nil	Nil

Mark Oleksiw
Chief Financial Officer	Nil	Nil	Nil	Nil	Nil

Dan Brazier(2)
Senior Vice- President, Corporate Development and Strategic Planning	100,000	27.8%	CDN $4.70	CDN $4.70	August 10, 2009

John Durham
President, DRAXIS Pharma division	Nil	Nil	Nil	Nil	Nil

Richard Flanagan
President, DRAXIMAGE division	Nil	Nil	Nil	Nil	Nil

(1) The Exercise Price of the options was determined by the Board in accordance with the provisions of the Stock Option Plan.

(2) The options are exercisable as follows: one-third on August 10, 2005, one-third on August 10, 2006 and one-third on August 10, 2007.

The following table sets forth individual exercises of options by the following named executive officers during the financial year ended December 31, 2004 and the financial year-end value of unexercised options:

Name	Securities Acquired on Exercise	Aggregate Value (CDN$) Realized	Unexercised Options at December 31, 2004 (#) Exercisable/ Unexercisable	Value of Unexercised in the-Money Options at December 31, 2004 (CDN$) Exercisable/ Unexercisable
Martin Barkin(1)	122,396	496,123	680,125 / 75,000	1,756,705 / 147,000
Mark Oleksiw	6,667	16,434	6,666 / 106,667	15,333 / 375,333
Dan Brazier	Nil	Nil	23,333 / 226,667	82,533 / 581,867
John Durham	Nil	Nil	Nil / 100,000	Nil / 360,000
Richard Flanagan	Nil	Nil	103,333 / 26,667	250,800 / 79,200

(1)           On January 14, 2004, Dr. Barkin converted 245,000 Series C Participation Shares and received 54,896 common shares of the Company with a corresponding value on that date of $264,598.  See “Discontinued Plans – Employee Participation Share Plan” and see “Indebtedness of Directors and Senior Officers.”

Deferred Share Unit Plan

Intention – To further align the interests of senior management with those of shareholders by increasing management shareholdings at minimal cost to the Company.

Mechanism – Eligible participants in this plan are entitled to elect yearly to receive up to 20% of base salary and up to 100% of any bonus payable in respect of that year in Deferred Share Units in lieu of cash compensation.  An election must be made by December 1 of each year in respect of base salary and bonus for the next year.  The elected amount is converted to a number of Deferred Share Units equal to the elected amount divided by the closing price of the common shares on the Toronto Stock Exchange or The NASDAQ National Market System on December 31 of each year in which the election is made, based on a purchase commitment as of December 1 of the prior year.  This plan is administered by the Board of Directors of the Company.

Participants – Members of senior management of the Company designated by the Human Resources and Compensation Committee.

Redemption of Deferred Share Units – Participants are not entitled to receive any Deferred Share Units until cessation of employment with the Company for any reason.  The value of each Deferred Share Unit, redeemable by the participant, will be equivalent to the market value of a common share of the Company at the time of redemption.  The Deferred Share Units must be redeemed no later than the end of the first calendar year commencing after the date of cessation of employment.

Named Executive Officer Elections for 2003, 2004 and 2005 – The following table summarizes the elections under this plan by Named Executive Officers:

	DSU Elections
	2003					2004				2005
	Salary		Bonus			Salary		Bonus		Salary		Bonus
	%	$	%	$		%	$	%	$	%	$	%	$
Martin Barkin	20	80,000	50	95,000	(1)	nil	nil	nil	nil	nil	nil	nil	nil

(1)           In 2003, Dr. Barkin also elected to have CDN$30,000 of his CDN$60,000 special bonus related to the sale of the Company’s Pharmaceutica division paid to him in Deferred Share Units.  See note (3) in “Executive Compensation — Summary Compensation Table.”

As at March 21, 2005, Dr. Barkin had a total of 186,560 Deferred Share Units, and the value of his interest in this plan at said date was CDN$1,175,328.

Employee Group Registered Retirement Savings Plan

Intention – To provide a cost-sharing program for employees of the Company and its subsidiaries by way of a corporate sponsored registered retirement savings plan (“RRSP”) matching mechanism for employee retirement.

Mechanism – Commencing 12 months after continuous employment, employees of the Company and its subsidiaries are entitled to receive a discretionary payment from the Company which matches employee contributions on a dollar-for-dollar basis toward an employee’s RRSP, up to a maximum of 5% of the employee’s eligible income (“normal” straight time annual earnings or salary, not to include overtime payments, bonus or any other form of exceptional payment).  The corporate contribution to this plan remains under the ownership and control of the employee and is not subject to any lock-in provisions.  The plan is administered by a committee composed of employees and management.  Subject to the investment choices approved by the committee, employees control the investment of the contributions of both the employees and the Company.  For those employees belonging to the United Food and Commercial Workers International Union (“UFCW”) the contribution is 3.5% of base earnings which may be directly contributed by the Company to the UFCW pension fund if the employees so elect as a group.  No such election was made for 2004.

Participants – Participation is open to all full and part-time permanent Canadian employees of the Company and its subsidiaries, other than designated senior management employees and the Named Executive Officers.

Commencement Date – The plan commenced on January 1, 2002, but employee matching contributions are not required for 2002, 2003, 2004 and 2005.

Subsidiary Long-Term Incentive Plans

DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc.

Intention – To align further the interests of senior management in DRAXIMAGE (formerly DRAXIMAGE Inc.), a division of DRAXIS Specialty Pharmaceuticals Inc., for increasing the value of the division and therefore enhancing shareholder value of the Company as a whole.

Mechanism – The terms of this plan provide that, subject to the achievement of certain conditions, the Company will make payments to plan participants in the form of cash based on increases in the fair market value of DRAXIMAGE’s equity in excess of the Company’s acquisition cost.  Prior to March 2005, the Company could elect to pay the value in shares of the Company. However, no such election has been made by the Company.  In March 2005, the Board of Directors amended the plan by adoption of a resolution providing that the Company could no longer elect to make payment to plan participants by way of an issuance of shares of the Corporation.

Participants – Selected members of senior management of the DRAXIMAGE division as designated by the Company.  Dr. Richard Flanagan participates in this plan but received no award under the plan in 2004.

DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.

Intention – In September 2003, the then-existing Equity Participation Plan of DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) was terminated and replaced with a Long Term Equity Incentive Plan to provide certain senior management employees of DRAXIS Pharma with a meaningful incentive to increase the value of the Company and to allow management to share in the benefits of that value creation.

Mechanism – The terms of this plan provide that eligible participants have a right to receive phantom equity shares of DRAXIS Pharma and, subject to approval by the Company’s Board of Directors and applicable regulatory authorities, options of the Company.  The options are governed by the terms of the Stock Option Plan of the Company (see “Incentive Plans - Stock Option Plan”).  In accordance with a resolution passed by the Board of directors in March 2005, the Plan was amended so that a participant may only receive the cash value of said phantom equity shares on the plan expiry date or other designated termination event.  Prior to said amendment, the Company could elect to pay such value in shares of the Company.  However, at the date of the amendment, no such election had been made by the Company.  In order for an eligible participant to receive a termination distribution amount with respect to a phantom equity share, certain financial ratios must be met by DRAXIS Pharma.

Participants – Selected members of senior management of the DRAXIS Pharma division as designated by the Company.  Mr. John Durham participates in this plan but received no award under the plan in 2004.

Discontinued Plans

In late 2002, the Board of Directors undertook a comprehensive review of the Company’s various incentive plans in the context of current best practices and the requirements of the Sarbanes-Oxley Act of 2002.

As a result of this review, the Board of Directors decided to discontinue certain incentive plans of the Company effective December 4, 2002, subject to appropriate grandfathering provisions related to outstanding plan participation.  There was no participation in these plans in 2004.

The details of these plans are listed below.

Employee Stock Ownership Plan

This plan was originally implemented in 1991, and subsequently amended in 1998 and in 2001, to provide an incentive to all employees of the Company by giving them a direct interest in the Company’s growth and development.  In 2002, the Board of Directors replaced this plan with a registered retirement savings program (see “Employee Group Registered Retirement Savings Plan”).  The plan was wound-up in December 2004.

Equity Purchase Plan

Eligible participants in this plan were entitled to purchase on a yearly basis common shares of the Company equal to not more than 40% of their base salary, funded by an interest-bearing loan from the Company, with the common shares to be acquired by an open market purchase by a trustee on behalf of the participants.  The purchase price was equal to the closing price of the common shares on the TSX or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year.  This plan was cancelled by the Board in 2002.

Employee Participation Share Purchase Plan

Pursuant to this plan, each Participation Share is equal to a fraction of a common share depending on the performance of the common share from the date the Participation Share is issued to the date of conversion of the Participation Share.  To minimize dilution to shareholders compared to a stock option plan, common shares are issued only to the extent that the stock price has appreciated since the date the Participation Shares are issued rather than on a per option exercise basis.  The value and subscription price of such common shares is determined with the assistance of an independent valuator and the subscription amount is loaned to the participant on a non-recourse, interest-free basis by the Company.  Certain restrictions on transferability apply and redemption rights are retained by the Company.  Participation Shares generally vest over a four-year period.  The loaned funds are repayable to the Company on conversion of vested Participation Shares.  Participation Shares were viewed as advantageous over other forms of compensation for various reasons including mild dilution impact, lack of need for participants to sell shares to convert and favorable participant tax treatment.  In January 2004, all outstanding Participation Shares were converted for common shares of the Company.  No further Participation Shares will be issued.

See also “Item 10:  Material Contracts.”

Compensation of Directors

In 2004, the compensation paid to each independent director of the Company was an annual honorarium of CDN$12,500 plus a meeting fee of CDN$1,500 for each Board of Directors and Committee meeting attended, some via teleconference.  In addition, the Chairs of each of the Committees received an annual retainer of CDN$1,500.  Directors who are employees of the Company do not receive any compensation in their capacity as directors.  For the year ended December 31, 2004, Mr. Brian King received CDN$60,000 as non-executive Chairman of the Board of Directors.  He did not otherwise receive meeting fees as a director.  The following table sets forth the total compensation paid to each Director in the year ended December 31, 2004.  Martin Barkin, as an employee of the Company, did not receive any compensation in his capacity as a director.

	Leslie Dan	George Darnell	Rolf Henel	Brian King	Sam Sarick	Stewart Saxe(1)	Bruce Simpson	John Vivash
Annual Retainer	$12,500	$12,500	$12,500	$60,000	$12,500	$12,500	$12,500	$12,500
Chair Retainer	—	—	—	—	$1,500		—	$1,500
Committee meetings	$10,500	$19,500	$19,500	—	$10,500	3,000	$10,500	$10,500
Board meetings	$16,500	$19,500	$19,500	—	$15,000	16,500	$19,500	$19,500
TOTAL	$39,500	$51,500	$51,500	$60,000	$39,500	32,000	$42,500	$44,000
Options	15,000	15,000	15,000	20,000	15,000	15,000	15,000	15,000

(1) Mr. Stewart Saxe resigned as a member of the Board of Directors and a member of the Human Resources and Compensation Committee on December 2, 2004.

In December 2001, under the Corporation’s Stock Option Plan, each of the directors (excluding the President and Chief Executive Officer) was awarded 15,000 options as partial compensation for services rendered as directors.  The Chairman was awarded an additional 5,000 options.  An award of the same number of options occurs annually on each January 1 with an exercise price based on the average closing price of the common shares on the TSX for the five trading days immediately preceding January 1 in each year.

From time to time, special committees of the Board of Directors are appointed to consider special issues, in particular issues which could potentially involve related party transactions and the adequacy and form of the compensation of Directors.  Compensation for work on such committees is set based on the amount of work involved.

Minimum Shareholding Requirements

In June 2001, the Board of Directors established a corporate policy requiring each current Director to acquire by June 2004 (or in the case of future Board of Directors members, within three years of their appointment) common shares in the Company equal to five times his or her annual honorarium.  All directors who were to comply with this requirement by June 2004 were in compliance as of said date.  In February 2005, the Board of Directors adopted a resolution amending this policy to fix the number of common shares to be so held at 15,000.  Compliance with this policy will be monitored annually by the Nominating and Corporate Governance Committee.

Director shareholdings as of March 21, 2005

Director	Shares Owned	% Owned of total issued and outstanding common shares
Martin Barkin(1)	762,544	1.8
Leslie Dan	28,356	< 1
George Darnell	36,000	< 1
Rolf H. Henel	30,000	< 1
Brian King	110,750	< 1
Sam Sarick	906,589	2.2
Bruce W. Simpson	10,000	< 1
John Vivash	15,000	< 1
Total	1,899,239	4.6

(1)                                 In addition, as of December 31, 2004, Dr. Barkin owns 186,560 Deferred Share Units of the Company; see “Incentive Plans – Deferred Share Unit Plan.”

Senior Management shareholdings as of March 21, 2005

Senior Management	Shares Owned		% Owned of total issued and outstanding common shares
Martin Barkin	762,544		1.8
Dan Brazier	4,355		< 1
Jack A. Carter	nil		nil
John Durham	nil		nil
Richard Flanagan	1,500		< 1
Alida Gualtieri	500		< 1
Chien Huang	10,600		< 1
Mark Oleksiw	nil		nil
Jerry Ormiston	4,100		< 1
Total	21,055	(1)	< 1

(1)                                 Excludes shares held by Dr. Barkin, which are included in the total of shares held by directors.

Director outstanding options as of March 21, 2005

Director	# of Options	Exercise Price	Expiration Date
Martin Barkin	200,000	CDN$3.07	April 18, 2005
	10,125	US$3.02	June 13, 2006
	120,000	CDN$3.60	July 5, 2006
	225,000	CDN$4.00	February 5, 2007
	50,000	CDN$5.73	December 31, 2009

Leslie L. Dan	10,000	CDN$2.91	December 31, 2005
	15,000	CDN$4.19	December 31, 2006
	15,000	CDN$2.33	December 31, 2007
	15,000	CDN$4.30	December 31, 2008
	15,000	CDN$5.73	December 31, 2009

George M. Darnell	33,750	US$1.76	June 13, 2005
	10,000	CDN$2.91	December 31, 2005
	10,125	US$3.02	June 13, 2006
	15,000	CDN$4.19	December 31, 2006
	15,000	CDN$2.33	December 31, 2007
	15,000	CDN$4.30	December 31, 2008
	15,000	CDN$5.73	December 31, 2009

Rolf H. Henel	10,000	CDN$5.12	April 30, 2007
	5,000	CDN$3.66	August 13, 2007
	15,000	CDN$2.33	December 31, 2007
	15,000	CDN$4.30	December 31, 2008
	15,000	CDN$5.73	December 31, 2009

Brian M. King	15,000	CDN$2.91	December 31, 2005
	20,000	CDN$4.19	December 31, 2006
	20,000	CDN$2.33	December 31, 2007
	20,000	CDN$4.30	December 31, 2008
	20,000	CDN$5.73	December 31, 2009

Samuel Sarick	10,000	CDN$2.91	December 31, 2005
	10,125	US$3.02	June 13, 2006
	15,000	CDN$4.19	December 31, 2006
	15,000	CDN$2.33	December 31, 2007
	15,000	CDN$4.30	December 31, 2008
	15,000	CDN$5.73	December 31, 2009

Bruce W. Simpson	10,000	CDN$5.12	April 30, 2007
	5,000	CDN$3.66	August 13, 2007
	15,000	CDN$2.33	December 31, 2007
	15,000	CDN$4.30	December 31, 2008
	15,000	CDN$5.73	December 31, 2009

John A. Vivash	10,000	CDN$2.91	December 31, 2005
	15,000	CDN$4.19	December 31, 2006
	15,000	CDN$2.33	December 31, 2007
	15,000	CDN$4.30	December 31, 2008
	15,000	CDN$5.73	December 31, 2009

Total	1,154,125

Senior Management outstanding options as of March 21, 2005

Senior Management	# of Options		Exercise Price	Expiration Date
Martin Barkin	200,000		CDN$3.07	April 18, 2005
	10,125		US$3.02	June 13, 2006
	120,000		CDN$3.60	July 5, 2006
	225,000		CDN$4.00	February 5, 2007
	50,000		CDN$5.73	December 31, 2009

Dan Brazier	20,000		CDN$2.50	October 31, 2007
	25,000		CDN$2.32	December 31, 2007
	100,000		CDN$2.36	July 14, 2013
	100,000		CDN$4.70	August 10, 2009
	25,000		CDN$5.73	December 31, 2009

Jack A. Carter	3,334		CDN$3.66	August 13, 2007
	6,668		CDN$2.32	December 31, 2007
	15,000		CDN$5.73	December 31, 2009

John Durham	100,000		CDN$2.36	July 14, 2013
	25,000		CDN$5.73	December 31, 2009

Richard Flanagan	25,000		CDN$3.60	July 5, 2006
	40,000		CDN$3.66	August 13, 2007
	20,000		CDN$2.32	December 31, 2007
	25,000		CDN$5.73	December 31, 2009

Alida Gualtieri	25,000		CDN$3.25	November 3, 2008
	15,000		CDN$5.73	December 31, 2009

Chien Huang	3,333		CDN$3.15	June 19, 2006
	10,000		CDN$5.41	May 14, 2007
	50,000		CDN$2.36	July 14, 2013
	15,000		CDN$5.73	December 31, 2009

Mark Oleksiw	13,333		CDN$3.66	August 13, 2007
	100,000		CDN$2.36	July 14, 2013
	25,000		CDN$5.73	December 31, 2009

Jerry Ormiston	8,333		CDN$3.00	May 29, 2006
	46,667		CDN$3.15	June 19, 2006
	25,000		CDN$3.60	July 5, 2006
	10,000		CDN$3.66	August 13, 2007
	15,000		CDN$2.32	December 31, 2007
	15,000		CDN$5.73	December 31, 2009

Total	906,668	(1)

(1)           Excludes shares held by Dr. Barkin, which are included in the total of shares held by directors.

Board Practices

Statement of Corporate Governance Practices

The Board of Directors of the Company believes that sound corporate governance practices are essential to the well-being of the Company and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate.  The Board of Directors has carefully considered and reviewed the series of guidelines for effective corporate governance issued by The Toronto Stock Exchange (“TSX Guidelines”), the corporate governance requirements of the U.S. Sarbanes-Oxley Act of 2002 (the “SOX Requirements”), and the corporate governance reforms of the NASDAQ.  The Board of Directors believes that the Company’s corporate governance practices satisfy the recommendations and rules contained in these various guidelines and regulations.  The Board of Directors is also reviewing the proposed corporate governance reforms contained in Multilateral Policy 58-201 entitled “Effective Corporate Governance” recently proposed by Canadian securities regulators.

Mandate of the Board of Directors

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company.  In light of that responsibility, the Board of Directors reviews, discusses and approves various matters related to the Company’s operations, strategic direction and organizational structure, where required, and involves itself jointly with management in ensuring the creation of shareholder value and the serving the best interests of the Company.  In April 2004, the Board of Directors adopted a detailed charter.  The charter is available on the Company’s Web site at www.draxis.com.  The charter specifies that the Board of Directors is responsible for:

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

(xi)	Approving the Company’s legal structure, name and logo; and

(xii)	Performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board of Directors or to management.

In addition, in April 2004, the Board of Directors adopted position descriptions for the CEO, Directors, Chair of the Board of Directors and the Chair of each Committee of the Board of Directors.

There are five regularly scheduled Board of Directors meetings per year.  However, the Board of Directors also meets as frequently as the need arises to consider major issues and opportunities.

There were thirteen meetings of the Board of Directors in 2004.

Composition of the Board of Directors

The Board of Directors has reviewed the composition of the Board to determine which of the directors may be considered “unrelated” within the meaning of that term as set out in the TSX Guidelines.  A director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests arising from shareholdings, is considered to be an unrelated director.

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

Audit Committee

The Audit Committee is responsible for reviewing the Company’s financial reporting procedures and internal controls.  The Committee is also responsible for reviewing quarterly financial statements and the annual financial statements and earnings announcements prior to their approval by the full Board of Directors and communicating regularly with the Company’s external auditors.

The Company believes the oversight responsibility of the Committee provides a key stewardship role for the Committee in the Company’s financial disclosure issues, internal controls, risk management, corporate finance and related matters.

In reviewing the audited financial statements of the Company, the Committee discusses the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosure in the financial statements.  In addition, the Committee discusses with the Company’s Independent Registered Chartered Accountants the overall scope and plans for their audit.  The Committee meets with the external auditors, with and without management present, to discuss the results of their examination and the overall quality of the Company’s financial reporting.  The

Committee also carefully reviews evolving Canadian and U.S. audit committee regulations and best practices to ensure corporate alignment with the spirit and intent of such regulations and practices.

In February 2005 and April 2004, the Board of Directors approved amendments to the Charter for the Audit Committee, which was initially approved in February 2003.  The charter is available on the Company’s Web site at www.draxis.com.  The charter specifies that the purpose of the Committee is to assist the Board of Directors with its oversight responsibilities by:

•                  Reviewing the integrity of the consolidated financial statements of the Company;

•                  Recommending to the Board of Directors the appointment of the Independent Registered Chartered Accountants and reviewing the Independent Registered Chartered Accountants’ qualifications and independence;

•                  Reviewing the performance of the Company’s Independent Registered Chartered Accountants;

•                  Reviewing the timely compliance by the Company with all legal and regulatory requirements for audit and related financial functions of the Company;

•                  Reviewing financial information contained in public filings of the Company prior to filing;

•                  Reviewing earnings announcements of the Company prior to release to the public;

•                  Overseeing the Company’s systems of and compliance with internal financial controls and management’s reporting on internal controls;

•                  Reviewing the Company’s auditing, accounting and financial reporting processes; and

•                  Dealing with all complaints regarding accounting controls and auditing matters.

The Committee is composed of four directors, all of whom are unrelated and independent directors and all of whom are financially literate.  The current members of the Audit Committee are Messrs. Samuel Sarick (Chair), Leslie Dan, George Darnell and Rolf Henel.  Mr. Henel is the Company’s designated financial expert in accordance with applicable regulatory and legislative requirements.

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

Each of the four members of the Committee is an unrelated director.  The current members of the Human Resources and Compensation Committee are Messrs. Brian King (Chair), Leslie Dan, Bruce Simpson and John Vivash.  Mr. Leslie Dan replaced Mr. Stewart Saxe as a member of the Committee when Mr. Saxe resigned as a member of the Board of Directors and a member of the Committee on December 2, 2004.

In April 2004, the Board of Directors approved a detailed charter for the Human Resources and Compensation Committee.  The charter is available on the Company’s Web site at www.draxis.com.  The charter specifies that the purpose of the committee is to assist the Board of Directors with its oversight responsibilities by reviewing and reporting on:

•                  Management’s succession plans for Executive Officers, with special emphasis on CEO succession, and including specific development plans and career planning for potential successors;

•                  Compensation philosophy of the organization, including a compensation strategy and compensation policies for Executive Officers, as proposed by the CEO;

•                  Recommendations to the Board of Directors for the appointment of the CEO and other Executive Officers, corporate objectives that the CEO and such other Executive Officers, as the case may be, are responsible for meeting, assessment of the CEO against these objectives, monitoring of the CEO’s performance, and providing advice and counsel in the execution of his duties;

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

•                  Significant changes to the Company’s organizational structure relating to human resources function;

•                  The Committee’s proposed executive compensation report to be contained in the Company’s annual Management Proxy Circular;

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

•                  Compliance by the Company and its subsidiaries with all applicable employment and labor legislation; and

•                  The performance of the Committee and the effectiveness of the Committee’s members.

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

In April 2004, the Board of Directors approved a detailed Charter for the Nominating and Corporate Governance Committee.  The charter is available on the Company’s Web site at www.draxis.com.  The charter specifies that the purpose of the committee is to assist the Board of Directors with its oversight responsibilities by:

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

•                  Developing the Company’s approach to governance issues and making recommendations to the Board of Directors in the area of corporate governance practices of the Board;

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

•                  Reviewing annually the risks identified by the Audit Committee with respect to the risk management policies and procedures of the Company and to ensure such risks are appropriately identified in the Company’s public disclosure documentation;

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

Decisions Requiring Approval by the Board of Directors

In addition to those matters that must by law be approved by the Board of Directors, certain other significant matters relating to the business and affairs of the Company require prior approval of the Board of Directors.  These matters include:

(i)            the approval of management’s discussion and analysis of financial results;

(ii)                                  the approval of the quarterly financial statements and earnings announcements;

(iii)                               the approval of the Company’s strategic business plans and directions;

(iv)                              any related party transaction or any transaction involving any officer or director, regardless of materiality; and

(v)                                 any disposition or expenditure in excess of CDN$1,000,000.

Orientation of New Directors and Continuing Education

In orienting new members to the Board of Directors, members are provided with an opportunity to visit the Company’s facilities and to meet with management and other members of the Board of Directors to discuss and understand the Company’s business.  In addition, detailed documentation is provided to Directors relating to the current business plan and current policies of the Company as well as ongoing developments in the industry areas in which the Company operates.

Performance of the Board of Directors

The Board of Directors regularly considers and assesses its performance relating to its effectiveness, size, compensation policies and assessment of management performance.  In this regard, in January 2005, Directors completed a Board Effectiveness Survey prepared by the Nominating and Corporate Governance Committee in which they gave assessments on issues surrounding Board responsibility, operations and effectiveness.  The results of this survey were shared with all of the Board members.  In February 2005, Directors completed a Board Evaluation Survey prepared by the Nominating and Corporate Governance Committee whereby each director assessed the performance of each other director of the Board.  The Chair of the Nominating and Corporate Governance Committee advised each director of the assessment so received.

CEO Performance

On an annual basis, the Company’s President and CEO circulates proposed strategic plans which are discussed and, if appropriate, adopted by the Board of Directors.  The Board met in December 2004 to review the Company’s one year and three year strategic plans.  These strategic plans form the basis of the corporate objectives which the CEO is responsible for meeting.  The Human Resources and Compensation Committee of the Board of Directors assesses the CEO’s performance and recommends to the Board of Directors as a whole, his compensation.

Shareholder Feedback and Communication

The Company maintains an investor relations department headed by an Executive Director, Investor Relations, which reports directly to the President and CEO of the Company.  In addition, investor relations experts are retained from time to time by the Company to advise on issues and best practices for investor relations.  The Company communicates regularly with its shareholders through annual and quarterly reports.  At the Company’s annual general meeting of shareholders, a full opportunity is afforded for shareholders to ask questions concerning the Company’s business.  Each shareholder and investor inquiry receives a prompt response from the investor relations department or an appropriate officer of the Company.  Information about the Company, including annual reports, interim financial reports and recent news releases, are also available on the Company’s Internet website at www.draxis.com.  In addition, the Company provides the opportunity for investors in both Canada and the U.S. to pose questions to senior management, including the CEO, the Chief Financial Officer and the Executive Director, Investor Relations through public forums such as conference calls and webcasts.

Board of Directors Expectations of Management

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

Employees

As at December 31, 2004, the Company and its subsidiaries employed a total of 495 employees.  The DRAXIS Pharma division is the largest employer with 381 employees, all located in Kirkland, Québec.  The DRAXIMAGE division employs 91 people all in Kirkland, Québec.  The Company itself employs 23 people, the majority of whom are located in Kirkland, Québec.  At December 31, 2003 and 2002, the Company and its subsidiaries had 378 and 315 employees, respectively.

Item 7.           Major Shareholders and Related Party Transactions

The Company is not aware of any company, foreign government or natural or legal person that owns or controls the Company, directly or indirectly.

To our knowledge, the following are the only persons who, as at the dates mentioned below, beneficially own, directly or indirectly, or exercise control over our common shares carrying more than five percent (5%) of the votes attached to all of those shares.

Identity of Person or Group	Amount Owned	Percent of Class
Natcan Investment Management Inc. (information received by the Company as of March 21, 2005)	4,649,567 common shares	11.3%
Neil Gagnon (information received by the Company as of January 27, 2005, for the year ended December 31, 2004)	3,234,533 common shares	7.9%

Based on public filings made by Natcan Investment Management Inc., during 2003 and 2004, the percentage of our common stock beneficially owned by Natcan Investment Management Inc. increased from 9.4% in 2003 to 10.3% in 2004.

Based on public filings made by Neil Gagnon, during 2002, 2003 and 2004, the percentage of our common stock beneficially owned by Neil Gagnon increased from 4.1% in 2002 to 7.6% in 2003 and 7.9% in 2004.

As of March 21, 2005, 18,041,753 common shares (43.7% of the outstanding common shares) were held of record by 542 shareholders whose registered addresses were in the United States.  The Company has no knowledge of any other shares held beneficially in the United States.

As of March 21, 2005, there were a total of 1,082 shareholders of record holding 41,304,388 common shares issued and outstanding.

To our knowledge, there are no arrangements, the operation of which may, at a subsequent date, result in a change in control.

The building housing the Company’s head office premises at 6870 Goreway Drive in Mississauga, Ontario is owned 50% by Samuel Sarick Limited, a corporation wholly owned by Mr. Sarick, a director of the Company.  The original lease for the premises was entered into on April 25, 1994 between Samuel Sarick Limited, Kentlake Construction Limited and Anec Investments Limited, as landlord, and the Company, as tenant.  The lease renewal was negotiated between the Company and

Samuel Sarick Limited on an arm’s-length basis with the assistance of Colliers International retained by the Company and was renewed with the approval of the Board of Directors effective May 1, 1999 for a period of five years and renewed again on April 26, 2004 for a period of two years, expiring on May 31, 2006.  The Company believes that the lease terms are consistent with arm’s length comparables and that the annual rent payable of CDN$141,005 is at fair market value.

The Company has made loans to certain key management personnel in connection with its incentive plans and as inducements to enter into employment agreements.  These plans have been discontinued, and there will be no further indebtedness under said plans.  Details of loans currently outstanding are set forth in the table below.

Name & Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2004 Fiscal Year (1)			Amount Outstanding as at March 21, 2005 (1)		Financially Assisted Securities Purchased During the 2003 Fiscal Year(#)(1)	Security for Indebtedness as at March 21, 2005(#)(1)	Amount Forgiven during the 2004 Fiscal Year($)
		Fully Recourse Interest Bearing (EPP)($)	Other Employee Share Participation Plans($)		Fully Recourse Interest Bearing (EPP)($)	Other Employee Share Participation Plans($)
Martin Barkin, MD President & Chief Executive Officer	Lender	100,000	157,989	(2)	100,000	Nil	Nil	46,729 common shares of the Company	Nil
Mark Oleksiw Chief Financial Officer	Lender	Nil	Nil		Nil	Nil	Nil	Nil	Nil
Dan Brazier Senior Vice-President, Corporate Development and Strategic Planning	Lender	Nil	17,125		Nil	Nil	Nil	Nil	Nil
John Durham President, DRAXIS Pharma	Lender	Nil	Nil		Nil	Nil	Nil	Nil	Nil
Richard Flanagan President, DRAXIMAGE	Lender	30,000	13,766		30,000	Nil	Nil	14,019 common shares of the Company	Nil

(1)          These figures take into account indebtedness pursuant to the Employee Stock Ownership Plan, the Employee Participation Share Purchase Plan and the Equity Purchase Plan:

Employee Stock Ownership Plan:  through an interest-free loan mechanism, each employee of the Company, including each named executive officer, was granted on an annual basis a number of common shares of the Company equal to 7% of total cash compensation.  See “Discontinued Plans – Stock Ownership Plan;”

Employee Participation Share Purchase Plan:  subscription proceeds were loaned to each named executive officer on a non-recourse, interest free basis.  Amounts referenced in this table include any outstanding loans relating to Participation Shares, Series A, Series B and Series C.  See “Discontinued Plans – Employee Participation Share Purchase Plan;” and

Equity Purchase Plan:  the Company loaned funds to participating named executive officers on a full recourse, interest-bearing basis.  See “Discontinued Plans – Equity Purchase Plan.”

(2)          This figure takes into account an amount of CDN$122,500 which was loaned by the Corporation to Dr. Barkin with respect to 245,000 Series C Participation Shares in accordance with the terms of the Employee Participation Share Purchase Plan.  In January 14, 2004, Dr. Barkin converted the 245,000 Series C Participation Shares and repaid the loan of CDN$122,500 and received 54,896 common shares of the Company with a corresponding value on that date of CDN$264,598.

Item 8.           Financial Information

The Company’s Consolidated Financial Statements are attached as pages F-1 through F-31.  There have been no significant changes since the date of the financial statements.

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

In the Ontario Court (General Division), on May 1, 1998, a Canadian legal proceeding was launched against the Company and DAHI by a former consultant, Jozsef Knoll, claiming royalty entitlements based on the net profit from sales of Anipryl®.  Total damages claimed are $100 million.  The plaintiff also claims entitlement to certain shares of DAHI.  The plaintiff has taken no steps in the last five years to move the claim forward and may not do so.  The Company believes that it has good defenses to this claim and that it is without merit and has and will continue to vigorously defend itself.

Item 9.           The Offer and Listing

The Company’s common shares are listed on The Toronto Stock Exchange (the “TSX”) under the symbol “DAX.”  The following table sets forth, in Canadian dollars, the per share high and low sales prices on the TSX for the five most recent full financial years:

Years	High	Low
	($)	($)
2000	5.95	2.05
2001	4.40	2.11
2002	5.60	2.00
2003	4.75	1.61
2004	7.90	4.12

The following table sets forth, in Canadian dollars, the per share high and low sales prices on the TSX by fiscal quarter for 2004 and 2003.

2004	High	Low
	($)	($)
First Quarter	7.90	4.12
Second Quarter	7.03	4.78
Third Quarter	6.29	4.32
Fourth Quarter	6.45	5.21

2003	High	Low
	($)	($)
First Quarter	2.50	1.61
Second Quarter	2.50	1.72
Third Quarter	3.07	2.15
Fourth Quarter	4.75	2.41

The following table sets forth, in Canadian dollars, the per share high and low sales prices and the trading volumes on the TSX from January 2004 to February 2005:

Months	High	Low	Trading Volumes
	($)	($)	(#)
January 2004	5.95	4.12	3,818,817
February 2004	6.30	5.15	3,874,897
March 2004	7.90	5.35	4,718,914
April 2004	7.03	4.78	4,636,579
May 2004	6.05	5.08	1,699,172
June 2004	6.20	5.00	2,942,640
July 2004	5.88	5.03	1,246,021
August 2004	6.16	4.32	2,005,715
September 2004	6.29	5.63	1,203,949
October 2004	6.15	5.36	696,328
November 2004	6.45	5.21	2,156,756
December 2004	6.03	5.75	1,421,699
January 2005	5.99	4.75	3,289,003
February 2005	6.25	5.60	3,574,727

The common shares are quoted on the NASDAQ National Market System (“NASDAQ”) in the United States under the symbol “DRAX.”  The following table sets forth, in U.S. dollars, the per share high bid and low asked prices on NASDAQ for the five most recent full financial years:

Years	High	Low
	($)	($)
2000	4.62	1.03
2001	2.79	1.45
2002	3.67	1.29
2003	3.70	1.09
2004	5.94	3.29

The following table sets forth, in U.S. dollars, the per share high and low asked prices on NASDAQ in U.S. dollars, by fiscal quarter for 2004 and 2003:

2004	High	Low
	($)	($)
First Quarter	5.94	3.81
Second Quarter	5.36	3.46
Third Quarter	5.00	3.29
Fourth Quarter	5.37	3.95

2003	High	Low
	($)	($)
First Quarter	1.66	1.09
Second Quarter	1.85	1.18
Third Quarter	2.23	1.55
Fourth Quarter	3.70	1.80

The following table sets forth, in U.S. dollars, the per share high and low sales prices and the trading volumes on NASDAQ from January 2004 to February 2005:

Months	High	Low	Trading Volumes
	($)	($)	(#)
January 2004	5.49	3.18	8,403,051
February 2004	4.86	3.81	8,475,570
March 2004	5.94	4.06	14,734,722
April 2004	5.36	3.46	9,862,652
May 2004	4.41	3.70	3,972,891
June 2004	4.63	3.65	3,132,943
July 2004	4.73	3.70	2,375,347
August 2004	4.89	3.29	4,035,492
September 2004	5.00	4.26	1,963,041
October 2004	5.00	4.30	1,971,741
November 2004	5.37	4.30	3,836,724
December 2004	5.01	3.95	2,388,448
January 2005	4.97	3.95	4,906,636
February 2005	4.99	4.45	2,524,447

The transfer agent of the Company is Computershare Trust Company of Canada, Stock Transfer Services, located at 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1

Item 10.                            Additional Information

Bylaws and Articles of Amalgamation

The Company’s Articles of Amalgamation are on file with the Corporations Directorate of Industry Canada under Corporation Number 357288-9.  The Articles of Amalgamation do not include a stated purpose and do not place any restrictions on the business that the Company may carry on.

Inspection Rights of Shareholders

Under the Canada Business Corporations Act (the “CBCA” or the “Act”), shareholders are entitled to be provided with a copy of the list of registered shareholders of the company.  In order to obtain the shareholder list, the Company must be provided with an affidavit including, among other things, a statement that the list will only be used for the purposes permitted by the CBCA.  These permitted purposes include an effort to influence of the voting of shareholders of the Company, an offer to acquire securities of the Company and any other matter relating to the affairs of the Company.  The Company is entitled to charge a reasonable fee for the provision of the shareholder list and must deliver that list no more than ten days after receipt of the affidavit described above.

Shareholders of the Company have the right to inspect certain corporate records, including its articles and by-laws and minutes of meetings and resolutions of the shareholders.  Shareholders have no statutory right to inspect minutes of meetings and resolutions of directors of the Company.

Shareholders of the Company have the right to certain financial information respecting the Company.  In addition to the annual and quarterly financial statement required to be filed under applicable securities laws, the Company is required to place before every annual meeting of shareholders its audited comparative annual financial statements.  In addition, shareholders have the right to examine the financial statements of each of its subsidiaries and any other corporate entity whose accounts are consolidated in the financial statements of the Company.

Directors

The minimum number of directors of the Company is one (1) and the maximum number is twelve (12).  In accordance with the Company’s bylaws and the Act, a majority of its directors must be residents of Canada.  In order to serve as a director, a person must be a natural person at least 18 years of age, of sound mind and not bankrupt.  Neither the Articles of Amalgamation, bylaws, nor the Act, impose any mandatory retirement requirements for directors.

Under the Company’s bylaws and the Articles of Amalgamation, a director of the Company need not be a shareholder.  However, in June 2001 the Board of Directors established a corporate policy requiring each current Director to acquire by June 2004 (or in the case of future Board of Directors members, within three years of their appointment) common shares in the Company equal to five times his or her annual honorarium.  All directors who were to comply with this requirement by June 2004 were in compliance as of said date.  In February 2005, the Board of Directors adopted a resolution amending this policy to fix the number of common shares to be so held at 15,000.  Compliance with this policy will be monitored annually by the Nominating and Corporate Governance Committee.

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

•                                          is for indemnity or insurance for director’s liability as permitted by the Act; or

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

The Act prohibits the giving of a guarantee to any shareholder, director, officer or employee of the Company or of an affiliated corporation or to an associate of any such person for any purpose or to any person for the purpose of or in connection with a purchase of a share issued or to be issued by the Company or its affiliates, where there are reasonable grounds for believing that the Company is or, after giving the guarantee, would be unable to pay its liabilities as they become due, or the realizable value of the Company’s assets in the form of assets pledged or encumbered to secure a guarantee, after giving the guarantee, would be less than the aggregate of the Company’s liabilities and stated capital of all classes.

These borrowing powers may be varied by the Company’s bylaws or its Articles of Amalgamation.  However, the Company’s bylaws and Articles of Amalgamation do not contain any restrictions on or variations of these borrowing powers.

The general duties of a director or officer of the Company under the CBCA are to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.  Any breach of these duties may lead to liability to the Company and its shareholders for breach of fiduciary duty.  In addition, a breach of certain provisions of the CBCA, including the improper payment of dividends or the improper purchase or redemption of shares, will render the directors who authorized such action liable to account to the Company for any amounts improperly paid or distributed.

Share Capitalization

The Company’s Articles of Amalgamation authorize the issuance of an unlimited number of common shares (41,304,388 of which are outstanding as of March 21, 2005), an unlimited number of preferred shares (none of which are issued and outstanding), and 2,000,000 Employee Participation Shares (2,000,000 of which have been issued and none of which remain outstanding as of March 21, 2005).  The Articles of Amalgamation do not authorize the issuance of any other class of shares.

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

Subject to the provisions relating to any particular series, the Company may redeem the whole or any part of the preferred shares on any one or more series outstanding from time to time at such price or prices as may be applicable to such series by giving at least thirty (30) days’ prior notice in writing of the intention of the Company to redeem such shares to each person who at the date of giving such notice is the registered holder of preferred shares to be redeemed.

The preferred shares may be issued on the authorization of the directors, without further authorization by the shareholders, but the issuance of any preferred share is subject to the general duties of the directors under the CBCA to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.  The issuance of any preferred shares in the face of a take-over bid for the Company would be examined in light of these duties of the directors and other applicable case law.

Shareholder Actions

The CBCA provides that shareholders of the Company may, with leave of a court, bring an action in the name of and on behalf of the Company for the purpose of prosecuting, defending or discontinuing an action on behalf of the Company.  In order to grant leave to permit such an action, the CBCA provides that the court must be satisfied that the directors of the Company were given adequate notice of the application, the shareholder is acting in good faith and that it appears to be in the Company’s best interests that the action be brought.

Employee Participation Shares

On February 16, 1995, the Board of Directors of the Company authorized the issuance of 975,000 Series A Participation Shares; on December 18, 1995, the Board of Directors of the Company authorized the issuance of 555,000 Series B Participation Shares and on May 12, 1999, the Board of Directors of the Company authorized the issuance of 470,000 Series C Participation Shares.  The Employee Participation Share Purchase Plan (the “EP Plan”) was discontinued effective December 4, 2002.

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

In the event of a proposal, order or resolution for the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary; or on the “Automatic Conversion Date” (as defined in the Articles of Amalgamation and the terms of the EP Plan); or at the option of the holder on a “Conversion

Date” (as defined in the Articles of Amalgamation and the terms of the EP Plan) other than the “Automatic Conversion Date” (as defined in the Articles of Amalgamation and the terms of the EP Plan), the participation shares will become common shares, and the number of common shares a holder receives on conversion is the number of common shares which is determined by multiplying the number of participation shares held, or in the case of conversion on a Conversion Date other than the Automatic Conversion Date, the number of participation shares which the holder elects to convert, by a fraction:

1.                the numerator of which shall be the “EP Share Value”(as defined in the Articles of Amalgamation and the terms of the EP Plan) of a participation share of a particular series as at the earlier of the “Automatic Conversion Date” and a “Conversion Date,” as the case may be; and

2.                the denominator of which shall be the “Fair Market Value of a Common Share” (as defined in the Articles of Amalgamation and the terms of the EP Plan) as at the earlier of the two dates described in 1; provided that no fractional common shares will be issued and no payment will be made in respect of fractional common shares.

On January 14, 2004, the 245,000 Series C shares, which were the only outstanding employee participation shares, were converted into 54,896 common shares of the Company.

Warrants

In April 2004, the Company closed an equity financing offering of 3,053,436 units consisting of one common share and one-half of one share purchase warrant per unit.  Each whole warrant entitles its holder to acquire one common share at a price of CDN$8.50, subject to certain adjustments, at any time prior to April 24, 2006.  The warrants are transferable. Holders of warrants do not, as such, have any voting rights or other right attaching to the common shares until the warrants are properly exercised and common shares issuable upon the exercise of the warrants are issued.

Pursuant to the terms of the indenture relating to the warrants entered into between the Company and Computershare Trust Company of Canada, subject to applicable law, the Company may purchase prior to April 24, 2006, by private contract or otherwise, all of or any of the warrants then outstanding and any warrants so purchased will be cancelled.

Shareholder Rights Plan

On May 16, 2002, the shareholders of the Company approved a Shareholder Rights Plan Agreement (the “Rights Plan”), the principal terms of which are as follows:

Effective Date

The Rights Plan became effective on April 23, 2002 (the “Effective Date”) and was approved by shareholders of the Company at its Annual and Special Meeting of shareholders held on May 16, 2002.

Term

The term of the Rights Plan is ten years, subject to reconfirmation by shareholders at every third annual meeting.

Issue of Rights

One right (a “Right”) attaches to each outstanding common share.

Rights Exercise Privilege

The Rights will separate from the shares to which they are attached and will become exercisable at the time (the “Separation Time”) that is ten trading days after the earlier of a person having acquired, or the commencement, announcement or other date determined by the Board of Directors in respect of a takeover bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a takeover bid permitted by the Rights Plan (a “Permitted Bid”).

The acquisition of Beneficial Ownership (as defined in the Rights Plan) by any person (an “Acquiring Person”), including others acting in concert, of 20% or more of the common shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event.”  Under the Rights Plan, there are certain exceptions to that rule, including (i) the Company or a subsidiary of the Company, (ii) a person who acquires 20% or more of the outstanding common shares through, among other things, a share redemption or a Permitted Bid, (iii) an underwriter or selling group member during the course of a public distribution; or (iv) investment and fund managers, trust companies and other persons who are managing investment funds, pension funds or plans, estates or accounts on behalf of another person, provided they are not making, or are not part of a group making, a takeover bid.  Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such will become void upon the occurrence of a Flip-in Event.

Under the Rights Plan, a bidder is entitled to “lock up” any shareholder of the Company without triggering the Rights Plan so long as the lock-up agreement is a “soft” lock up, meaning the locked-up shareholder is entitled to tender to a higher offer (so long as the higher offer is not required under the lock-up agreement to be more than 7% higher than the first offer).

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

•                                          the takeover bid must not permit common shares tendered pursuant to the takeover bid to be taken up prior to the expiry of a period of not less than 60 days and only if at such time more than 50% of the common shares held by shareholders other than the bidder, its affiliates, associates and persons acting jointly or in concert with the bidder (the “Independent Shareholders”) have been tendered pursuant to the takeover bid and not withdrawn; and

•                                          if more than 50% of the common shares held by Independent Shareholders are tendered to the takeover bid within the 60-day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of common shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence.  A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver

The Board of Directors may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event (an “Exempt Acquisition”) that would result from a takeover bid made by way of a takeover bid circular to all holders of common shares, provided that in such circumstances the Board shall be deemed to have waived the application of the Rights Plan to any other Flip-in Event occurring as a result of a takeover bid made by way of a takeover bid circular to all holders of common shares prior to the expiry of any takeover bid in respect of which the Rights Plan has been waived.  The Board of Directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Company within 14 days or such other period as may be specified by the Board of Directors.

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

Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting.  Notice of meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on and must state the text of any special resolution or bylaw to be submitted to the meeting.

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

The holders of not less than five percent of the outstanding voting shares of the Company may requisition the directors of the Company to call a meeting of shareholders for the purpose stated in the requisition.  Except in limited circumstances, including where a meeting of shareholders has already been called and a notice of meeting already given or where it is clear that the primary purpose of the requisition is to redress a personal grievance against the Company or its directors, officers or shareholders, the directors of the Company shall call a meeting of shareholders.  If the directors fail to call a meeting of shareholders within 21 days after receiving the requisition, any shareholder who signed the requisition may call the meeting of shareholders and, unless the shareholders resolve otherwise at the meeting, the Company shall reimburse the shareholders for the expenses reasonably incurred by them in requisitioning, calling and holding the meeting of shareholders.

The CBCA also provides that, except in limited circumstances, a resolution in writing signed by all of the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of shareholders.

Limitations on Right to Own Securities

Neither Canadian law nor the Company’s Articles of Amalgamation or bylaws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”).  The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the book value of the assets of the Company were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors).  An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment, the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company (in 2003) and the value of the assets of the Company equaled or exceeded CDN$223.0 million.  A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company.  The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the shares.  In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member.  A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act.  The United States is a WTO Member.  Certain transactions involving the Company’s common shares would be exempt from the Investment Act, including:

(a)                                  an acquisition of the shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;

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

Dividend Policy

For the year ended December 31, 2004, the Company has not declared or paid any dividends on its common shares and there exists no plans to do so.

Material Contracts

On October 25, 1995, Frosst Radiopharmaceuticals, a division of Merck Frosst Canada Inc. (now known as DRAXIMAGE) entered into a non-exclusive distribution agreement with Syncor International Corporation (now known as Cardinal Health 414, Inc.) for distribution in the U.S. of DTPA, a kit used to prepare Tc-99m Pentetate to study kidney clearance, and MDP, a kit used to prepare Tc-99m Methylene Diphosphonic Acid to study bone metabolism.  The initial term was for five years, with automatic renewal of the agreement for successive two-year periods.  This agreement is filed as Exhibit 4.37 to this annual report.

On July 12, 2000 DRAXIMAGE signed a non-exclusive distribution agreement with Syncor International (now known as Cardinal Health 414, Inc.) for the production of a kit for the preparation of sodium iodide I-131 capsules and oral solution indicated for the treatment of thyroid cancer and hyperthyroidism for sale in the U.S.  The term of the agreement is five years from the date DRAXIMAGE makes the first sale of the product.  The date of the first sale was March 2003.  This agreement was amended on August 6, 2003 to provide that DRAXIMAGE could distribute the product to independent radiopharmacies in the U.S.  This agreement and its amendment are filed as Exhibits 4.38 and 4.39, respectively, to this annual report.

On July 1, 1999, DRAXIS Pharma entered into a five-year manufacturing and supply agreement with Warner-Lambert Canada Inc. (now known as Pfizer Consumer Healthcare, a division of Pfizer Inc.) covering several non prescription products for the Canadian market, including Polysporin®, Sudafed®, Actifed® and Zincofax®.  Manufacturing of these products commenced in early 2000.  The term of this agreement has been extended by mutual agreement while the parties are negotiating a new agreement for a three-year term which shall have an effective date of January 1, 2005, when signed.  This agreement is filed as Exhibit 4.40 to this annual report.

On December 18, 2001, DRAXIS Pharma finalized supply and related agreements with GlaxoSmithKline Inc. for the renewal and expansion of an existing contract manufacturing relationship between the companies.  The products transferred to DRAXIS Pharma were all established, sterile products marketed by GSK in multiple international markets.  In 2002, an additional, established sterile injectable product was added under this contract and commercial production of this product commenced in the second quarter of 2002.  During 2002, site transfer and related activities associated with the other GSK products continued and production started in the second quarter of 2003 and ramped up through 2003 and 2004 with full production achieved by the end of 2004.  DRAXIS Pharma shall manufacture the products covered by the agreement until it receives a termination notice from GSK which may be given by a two-year advance written notice given on or after December 31, 2007.  This agreement is filed as Exhibit 4.41 to this annual report.

On March 3, 2003, DRAXIS Pharma signed a manufacturing agreement with Bone Care International, Inc. to produce Hectorol® Injection for sale in the U.S. and began commercial shipments of the sterile injectable product in March 2003.  Production of Hectorol® Injection increased substantially throughout 2004.  The agreement is for a five-year term.  This agreement is filed as Exhibit 4.42 to this annual report.

On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan to return the Canadian rights for several of Elan’s unapproved neurology products from its DRAXIS Pharmaceutica division in exchange for a cash payment of $6.5 million.

On October 24, 2002, the Company entered into a First Amendment to the Subscription Agreement among the Company, DRAXIS Pharma and SGF, which provided for additional share subscriptions by the Company and SGF in three separate and equal tranches.  On October 24, 2002, the Company and SGF subscribed for 748,319 common shares and 362,792 common shares, respectively, in the capital of DRAXIS Pharma at a subscription price of CDN$1.50 per share.  The aggregate subscription price was CDN$1,666,667. On December 31, 2002, the Company and SGF subscribed for 748,319 common shares and 362,792 common shares, respectively, in the capital of DRAXIS Pharma at a subscription price of CDN$1.50 per share.  The aggregate subscription price was CDN$1,666,667.  On March 28, 2003, the Company and SGF subscribed for 748,319 common shares and 362,792 common shares, respectively, in the capital of DRAXIS Pharma at a subscription price of CDN$1.50 per share.  The aggregate subscription price was CDN$1,666,667.

On April 22, 2004, the Company entered into a Share Purchase Agreement with SGF, pursuant to which the Company purchased from SGF 7,670,827 common shares of DRAXIS Pharma, representing a 32.7% minority interest in DRAXIS Pharma, for $9.6 million (CDN$13 million) in cash.

On July 16, 2003, DRAXIS Pharma entered into a Share Purchase Agreement with Mohammed Barkat, pursuant to which DRAXIS Pharma purchased from Mr. Barkat 101,425 common shares of DRAXIS Pharma for CDN$152,138, CDN$83,376 of which was used to repay a loan from DRAXIS Pharma to Mr. Barkat, and the remaining CDN$68,762 was paid in cash.

On July 16, 2003, DRAXIS Pharma entered into a Share Purchase Agreement with Michel Sauvageau, pursuant to which DRAXIS Pharma purchased from Mr. Sauvageau 70,028 common shares of DRAXIS Pharma for CDN$105,042, CDN$59,999 of which was used to repay a loan from DRAXIS Pharma to Mr. Sauvageau, and the remaining CDN$45,043 was paid in cash.

On April 2, 2004, DRAXIS entered into an Underwriting Agreement with Desjardins Securities Inc. and CIBC World Markets Inc. pursuant to which the underwriters agreed to purchase, on a bought deal basis, 3,053,436 units of the Company at a purchase price of $4.82(CDN$6.55) per unit, for aggregate proceeds net of related expenses to DRAXIS of approximately $13,385,000 (CDN$18,213,000).  DRAXIS granted the underwriters an over-allotment option to purchase up to an additional 458,016 units, exercisable at the issue price any time up to 30 days following closing of the offering, representing additional gross proceeds of up to $2,206,000 (CDN$3,000,000).  The option was not exercised by the underwriters.  Each unit consists of one common share of the Company and one-half of one share purchase warrant.  Each whole warrant entitles the holder to acquire one common share of the Company at a price of CDN$8.50 at any time prior to April 24, 2006.

On July 22, 2003, the Company entered into an Asset Purchase Agreement with Shire, pursuant to which the Company sold Shire the rights to substantially all remaining products of its Canadian pharmaceutical sales and marketing division, DRAXIS Pharmaceutica, in return for $9.6 million (CDN$13.5 million) in cash and up to an additional $2.9 million (CDN$4.0 million) in market-driven contingent milestone payments, plus royalties on future product sales.  Under the terms of the agreement, DRAXIS received the value of acquired inventories, and Shire assumed responsibility for the financial provisions of the license agreement related to Permax®.

On September 24, 2003, the Company, upon the recommendation of the Human Resources and Compensation Committee, entered into a Retirement Compensation Agreement (“RCA”) with Dr. Barkin to phase out the liability of the Company under the termination without cause provisions of his employment agreement.  The RCA calls for the Company to make payments totalling CDN$1.4 million to Dr. Barkin, CDN$600,000 which was paid in August 2003; and the remaining CDN$800,000 is to be paid in equal quarterly installments in arrears commencing with the fourth quarter of 2003 and ending with the fourth quarter of 2005.  An amount of CDN$480,000 was paid in 2004.  Dr. Barkin’s employment agreement has been amended to provide that upon the last RCA payment, the Company shall have no liability toward Dr. Barkin with respect to the termination without cause provisions of his employment agreement.  However, in the event of a termination without cause following a defined change of control of the Company, any payments received by Dr. Barkin pursuant to the RCA shall be credited to the lump sum amount to be paid to him upon said event.

In April 2003, the Company entered into an employment agreement with Mr. Durham, pursuant to which Mr. Durham agreed to be employed as the President of DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.).  In the event that Mr. Durham is terminated without cause, he would be entitled to receive a payment equal to one year of base salary.  In the event that Mr. Durham is terminated following a defined change of control, he would be entitled to receive a payment equal to two years of base salary.

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

On April 27, 2004, the Company entered into an employment agreement with Mr. Brazier, pursuant to which Mr. Brazier is entitled, in the event his employment is terminated without cause during the period commencing July 21, 2003 and ending July 21, 2005, to two times his base salary.  This agreement was amended on August 25, 2004 to reflect that in the event that Mr. Brazier determines, during the period commencing June 1, 2005 and ending on December 31, 2005, in his discretion, that the position of Senior Vice President Corporate Development and Strategic Planning is not satisfactory to him, then he may terminate his employment and receive the sum that the Company would have paid to him following the Shire transaction if his employment had been terminated at that time following the change of control of DRAXIS Pharmaceutica.  The amendment also provides that in the event that Mr. Brazier is terminated without cause between the period commencing July 21, 2003 and ending December 31, 2005, he would be entitled to receive a payment equal to two years of base salary.  The above-mentioned amendment to Mr. Brazier’s employment agreement is filed as Exhibit 4.43 to this annual report.

On June 10, 2004, the Company entered into an Amended and Restated Loan Agreement with the National Bank of Canada providing an operating facility of CDN$15 million (or U.S. equivalent), payable within 364 days of drawing upon the facility and a term facility of CDN$10 million (or U.S. equivalent), repayable in full in three years.  The operating facility can be extended by one year upon agreement with the Bank.  Interest under both the term and operating facilities is based on the Bank’s prime lending rate, provided the Company meets certain ratios which as at December 31, 2004 were met.  As at December 31, 2004, no amount was drawn under the operating facility or the term facility.  This agreement is filed as Exhibit 4.44 to this annual report.

On June 23, 2004, in order to conform with the terms of the Stock Option Plan approved by the shareholders of the Company in 2001, the Company entered into an amended employment agreement with Dr. Martin Barkin.  Under the terms of the amended employment agreement, in the event of termination of employment following a defined change of control of the Company, Dr. Barkin would be entitled to exercise all stock options and other securities, including those not then otherwise exercisable.  This amendment to Dr. Barkin’s agreement is filed as Exhibit 4.45 to this annual report.

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

Taxation

The following summary describes the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the “ITA”) to a holder of the Company’s common shares who holds common shares as capital property, who deals at arm’s length with the Company, who does not hold or use and is not deemed to hold or use such common shares in connection with, or in the course of, carrying on a business in Canada and who is not an insurer that carries on an insurance business in Canada and elsewhere.  The ITA contains certain provisions applicable to certain financial institutions and provisions applicable to taxpayers an interest in which is a tax-shelter investment.  This summary does not take into account these provisions and holders of common shares who are or may be subject to these provisions should consult their own tax advisors.

This summary is based on the current provisions of the ITA, the regulations thereunder in force on the date hereof, all proposed amendments to the ITA and regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Amendments”), and the Company’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency.  This summary is not exhaustive of all possible Canadian federal income tax considerations, and except as mentioned above, does not take into account any prospective changes to the tax law of Canada, whether occasioned by legislative, governmental, or judicial action.  Further, the summary does not take account of foreign or provincial tax legislation or considerations that may vary from the Canadian federal income tax implications described herein.  This summary does not purport to be, nor should it be construed as, legal or tax-related advice to any holder of common shares.  Each holder of common shares should consult his or her own tax advisor.

Common Shareholders Not Resident in Canada

The following summary generally is applicable to holders of the Company’s common shares who, at all relevant times and for purposes of the ITA and any applicable tax treaty or convention, are not, and are not deemed to be, resident in Canada.

Dividends on shares - shareholders who are not residents of Canada

Dividends, including stock and cash dividends and certain distributions and redemptions deemed to be dividends under the ITA, on the common shares paid to non-residents of Canada will be subject to Canadian withholding tax at a rate of twenty-five percent (25%).  The applicable rate of withholding may, however, be reduced by virtue of the terms of any applicable tax treaty.  Under the terms of the Canada-U.S. Income Tax Convention, 1980 (the “Treaty”), the rate which is generally applicable to United States residents who are beneficial owners of common shares in respect of which there is paid or credited or deemed by the ITA to be paid or credited Canadian-source dividends is fifteen percent (15%); in certain cases where the holder is a company owning more than ten percent (10%) of the voting shares of the Company, the applicable rate is five percent (5%) for dividends paid.  Under the Treaty, certain tax-exempt entities that are resident in the United States may be exempt from Canadian withholding taxes, including any withholding tax levied in respect of dividends received on the common shares.  Tax-exempt entities should consult their own tax advisors.

Dispositions by shareholders who are not residents of Canada

Capital gains arising as a consequence of the disposition of common shares (other than to the Company) by a resident of the United States will not normally be subject to tax under the ITA except to the extent that such shares constitute or are deemed to constitute taxable Canadian property (“TCP”) (as defined in the ITA) to such holder, the gain on which would not otherwise be exempt under the terms of the Treaty.  In general, the common shares will not constitute TCP of a non-resident holder unless (i) such holder, uses or holds or deemed to use or hold, the common shares in connection with carrying on a business in Canada, (ii) the holder holds or uses such shares in the course of carrying on an insurance business in Canada or elsewhere, or (iii) at any time in the sixty-month period immediately preceding the disposition, not less than twenty-five percent (25%) of the issued shares of any class of the capital stock of the Company belonged to such holder, either alone or in combination with persons with whom such holder does not deal at arm’s length.

To the extent that the common shares do constitute TCP of the non-resident holder, such holder will normally be obliged to file a Canadian income tax return, recognize any gain and pay any tax thereon pursuant to the provisions of the ITA.  However, the Treaty will normally apply to exempt the United States resident holder of common shares from such tax, provided that the value of such shares is not derived principally from real property situated in Canada and/or interests therein at the time the common shares are disposed of.  Provided that the common shares are listed on a prescribed stock exchange (including the Toronto Stock Exchange) at the time of the disposition of such shares, no clearance certificate will be required under section 116 of the ITA in respect of a disposition of such shares.

Common Shareholders Resident in Canada

The following summary generally is applicable to holders of the Company’s common shares who, at all relevant times and for purposes of the ITA and any applicable tax treaty or convention, are, or are deemed to be, resident in Canada.

Dividends on shares - shareholders who are residents of Canada

Dividends, including stock and cash dividends and certain distributions and redemptions deemed to be dividends under the ITA, on the common shares of the Company paid to residents of Canada will be included in computing their income for purposes of the ITA.  Such dividends received or deemed to be received by an individual (other than a trust) will generally be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from corporations resident in Canada.  Dividends received or deemed to be received on such shares by an individual and certain trusts may give rise to alternative minimum tax.

Generally, dividends received or deemed to be received on common shares of the Company by a holder that is a corporation will be included in computing the corporation’s income, but will be deductible in computing the corporation’s taxable income, subject to certain limitations in the ITA.  A holder of common shares that is a “private corporation” or a “subject corporation” (as defined in the ITA) generally will be subject to a refundable tax of thirty-three and one-third percent (33 1/3%) on dividends received or deemed to be received on such shares to the extent that such dividends are deductible in computing the holder’s taxable income.  Subsection 55(2) of the ITA provides that where certain corporate holders of shares receive a dividend or deemed dividend in specified circumstances, all or part of such dividend may be treated as a capital gain from the disposition of capital property and not as a dividend.  The tax treatment of capital gains and losses in discussed under the heading “Common Shareholders Resident in Canada - Dispositions by Shareholders Who Are Resident in Canada” below.

Disposition by shareholders who are residents of Canada

On a disposition or deemed disposition of a common share of the Company a resident of Canada holder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition for the common share exceed (or are less than) the aggregate of any reasonable costs of disposition and the adjusted cost base to the holder of the common share of the Company immediately before the disposition.  Pursuant to the ITA, a holder of common shares of the Company who is a resident of Canada will be required to include in income one-half (½) of the amount of any capital gain and may deduct one-half (½) of the amount of any capital loss against taxable capital gains realized by the holder in the year of the disposition.  Allowable capital losses in excess of taxable capital gains in a particular year may be carried back and deducted in any of the three proceeding years or carried forward and deducted in any following year against taxable capital gains realized in such years to the extent and under the circumstances described in the ITA and the Amendments.

A “Canadian-controlled private corporation” (as defined in the ITA) will also be subject to a refundable tax of six and two-thirds percent (6 2/3%) on certain investment income, including taxable capital gains realized on the disposition of common shares of the Company, that will be refundable when the corporation pays taxable dividends (at a rate of CDN$1.00 for every CDN$3.00 of taxable dividend paid).

A capital loss realized by a holder of common shares of the Company that is a corporation, a partnership of which a corporation is a member or a trust of which a corporation is a beneficiary may be reduced by the amount of dividends received or deemed to be received on such shares in certain circumstances.  Capital gains realized by an individual or certain trusts may give rise to a liability for alternative minimum tax.

Documents on Display

The Company is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended.  In accordance with these requirements, the Company files reports and other information with the United States Securities and Exchange Commission.  These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.  Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.  The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330.  The Commission also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.  The Company’s annual reports and some of the other information submitted by the Company to the Commission may be accessed through this web site.  In addition, material filed by the Company can be inspected at the offices of the NASDAQ at 9801 Washingtonian Blvd., Gaithersburg, MD 20878, and on the Canadian Securities Administrators’ electronic filing system, SEDAR, accessible at the web site www.sedar.com.  This material includes the Company’s Management Information Circular for its annual meeting to be held on May 18, 2005, which provides information including directors’ and officers’, remuneration and indebtedness, principal holders of securities and securities authorized for issuance under equity compensation plans.  Addition financial information is provided in our annual financial statements for the year ended December 31, 2004 and our Management’s Discussion and Analysis relating to these statements.  These documents are also accessible on SEDAR (www.sedar.com).

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

Foreign Currency Risk

The Company’s reporting currency is the U.S. dollar.  The functional currency for its Canadian operations—which includes the radiopharmaceutical segment, contract manufacturing segment and royalties and milestones related to product rights sold to Shire—is the Canadian dollar.  Accordingly, the Company’s foreign exchange exposure for accounting purposes mainly relates to U.S.-denominated monetary assets of these operations.  The Company currently does not actively hedge this exposure but reduces the exposure by maintaining the minimum level of U.S.-denominated cash available to meet its short-term cash requirements.  During 2004, the Company incurred foreign exchange losses of $374,000 related to this exposure.

Interest Rate Risk

The primary objective of our investment policy is the protection of principal, and accordingly we invest in high-grade commercial paper and government securities with varying maturities, but typically less than 90 days.  As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

All of the Company’s third-party debt is based on a variable interest rate.  Should the Company borrow in the future on its existing facilities, any material changes to interest rates could result in materially increased interest expense and decreased results of operations.  As of the year ended December 31, 2004, the Company had no outstanding third-party debt.

Item 12.                            Description of Securities Other Than Equity Securities

Not Applicable

PART II.

Item 13.         Defaults, Dividends Arrearages and Delinquencies

Not Applicable

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15.         Controls and Procedures

Not applicable

Item 16.

Item 16A.                   Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Rolf Henel, a member of the Company’s Audit Committee, is a financial expert.

Item 16B.                   Code of Ethics

In April 2004, the Company amended the existing Code of Ethics, which resulted in the establishment of a new Code of Ethics and Business Conduct in light of its continued commitment to honesty and integrity in the conduct of its business.  The Code of Ethics and Business Conduct applies to all its officers and employees, including its Chief Executive Officer, its Chief Financial Officer, all employees of the Company’s subsidiaries and all directors of the Company.  The Code is available on the Company’s website at www.draxis.com.

In 2004, DRAXIS amended its Code of Ethics and Business Conduct to bring it into compliance with current regulatory requirements and best practices and to eliminate references to matters more appropriately covered in the Company’s employee handbook.  Specifically, the changes broaden DRAXIS’ conflicts of interest policy, add provisions regarding the integrity of books and records and compliance with sound accounting practices, expand the provisions covering the reporting of violations of the Code of Ethics and clarify responsibility for monitoring compliance with the Code of Ethics.

Item 16C.                   Principal Accountant Fees and Services

Audit Fees

The fees for all audit services performed by Delotte & Touche LLP, independent registered chartered accountants (“Company’s auditor” or “Company’s principal accountant”) for the Company and its subsidiaries for the years ended December 31, 2003 and December 31, 2004, were CDN$158,000 and CDN$154,000, respectively.

Audit-Related Fees

The aggregate fees billed for the years ended December 31, 2003 and December 31, 2004 for assurance and related service by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements were CDN$42,000 and CDN$45,000, respectively.  Services provided include review of the notes to the Company’s annual report to shareholders, management proxy circular, and this annual report on Form 20-F.

Tax Fees

The aggregate fees billed for the years ended December 31, 2003 and December 31, 2004 for professional services rendered by the Company’s auditor for tax compliance, tax advice and tax planning were CDN$20,000 and CDN$82,250, respectively.

All Other Fees

The aggregate fees billed for the years ended December 31, 2003 and December 31, 2004 for products and services provided by the Company’s principal accountant, other than those described above, were CDN$57,400 and CDN$239,975, respectively.  The services provided included quarterly review and review of the registration statement filed in Canada in connection with the Company’s equity offering in April 2004.

Item 16D.                   Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On April 16, 2003, DRAXIS announced a share buyback program (Normal Course Issuer Bid) to repurchase for cancellation up to 1,854,934 common shares.  During 2003, 50,300 shares were repurchased for cancellation under said program at an average price of $1.30 per share for total consideration of $65,390.  The bid ended on April 20, 2004.  In the period between January 1st, 2004 to April 20th, 2004, inclusively, DRAXIS did not repurchase any shares for cancellation.

Item 17.                            Financial Statements

Not Applicable

Item 18.                            Financial Statements

The following financial statements are filed as part of this annual report on Form 20-F.
Management’s Report
Report of Independent Registered Chartered Accountants
Consolidated statements of operations
Consolidated balance sheets
Consolidated Statements of Changes in Equity and Comprehensive Income (Loss)
Consolidated statements of cash flows
Notes to the consolidated financial statements

Item 19.                            Exhibits

Exhibit No.	Description
1.1

Articles of Amalgamation of DRAXIS Health Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

1.2

By-law No. 1 of DRAXIS Health Inc. (formerly Deprenyl Research Limited) (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.1

Master Agreement dated November 12, 1997 among DRAXIS Health Inc., Deprenyl Animal Health Inc. and Pfizer Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.2

License Agreement dated November 12, 1997 between Deprenyl Animal Health Inc. and Pfizer Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.3

Letter Agreement dated December 22, 1999 between DRAXIS Health Inc., Deprenyl Animal Health Inc. and Pfizer Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.4

Second Amendment dated December 18, 2001 to the Master Agreement, as amended December 22, 1999, License Agreement, Research Agreement, U.S. and Canada Manufacturing and Supply Agreement and International Manufacturing and Supply Agreement between Pfizer Inc., Deprenyl Animal Health, Inc. and DRAXIS Health Inc. dated November 12, 1997 (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))

4.5

Amending Agreement dated March 31, 2003 between DRAXIS Health, Inc., Elan Pharma International Limited and Elan Pharmaceuticals, Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed on May 14, 2003 (SEC file no. 000-17434))

4.6

First Amendment to Subscription Agreement dated October 24, 2002 among SGF Santé Inc., DRAXIS Health Inc. and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed on May 14, 2003 (SEC file no. 000-17434))

4.7

Share Purchase Agreement dated April 22, 2004 between DRAXIS Health Inc. and SGF Santé Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.8

Share Purchase Agreement dated July 16, 2003 between Mohammed Barkat and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.9

Share Purchase Agreement dated July 16, 2003 between Michel Sauvageau and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.10

Term Loan Agreement dated June 9, 1998 between National Bank of Canada and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.11

Credit Agreement dated February 18, 2000 between National Bank of Canada and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.12

Underwriting Agreement dated April 2, 2004 between DRAXIS Health Inc., Desjardins Securities Inc. and CIBC World Markets Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.13†

Asset Purchase Agreement dated July 22, 2003 between DRAXIS Health Inc. and Shire Biochem Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.14

Stock Option Plan of DRAXIS Health Inc., as amended, dated June 27, 2001 (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.15

DRAXIS Health Inc. Employee Stock Ownership Plan, amended and restated, effective December 1, 1998 (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.16

DRAXIS Health Inc. Employee Participation Share Purchase Plan, effective February 16, 1995 (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.17

DRAXIS Health Inc. Deferred Share Unit Plan for Employees (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.18

DRAXIS Health Inc. Equity Purchase Plan (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.19	DRAXIS Retirement Savings Program (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed on May 14, 2003 (SEC file no. 000-17434))
4.20

Shareholder Rights Plan Agreement dated April 23, 2002 between DRAXIS Health Inc. and Computershare Trust Company of Canada as trustee (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))

4.21

Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.22

Amendment dated June 14, 2000 to Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.23

Retirement Compensation Agreement dated September 24, 2003 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.24

Employment Agreement dated April 27, 2004 between DRAXIS Health Inc. and Dan Brazier (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.25

Employment Agreement dated October 18, 2000 between DRAXIS Health Inc. and Jack A. Carter (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.26

Amendment dated March 26, 2004 to Employment Agreement dated October 18, 2000 between DRAXIS Health Inc. and Jack A. Carter (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.27

Employment Agreement dated April 22, 2003 between DRAXIS PHARMA Inc. and John E.M. Durham (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.28

Amendment dated March 26, 2004 to Employment Agreement dated April 22, 2003 between DRAXIS PHARMA Inc. and John E.M. Durham (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.29

Employment Agreement dated October 17, 2003 between DRAXIS Health Inc. and Alida Gualtieri (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.30

Amendment dated March 26, 2004 to Employment Agreement dated October 17, 2003 between DRAXIS Health Inc. and Alida Gualtieri (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.31

Employment Agreement dated March 9, 2004 between DRAXIS Health Inc. and Chien Huang (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.32

Employment Agreement dated March 9, 2004 between DRAXIS Health Inc. and Mark Oleksiw (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.33

Employment Agreement dated May 14, 2001 between DRAXIS Health Inc. and Jerry Ormiston (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))

4.34

Amendment dated March 26, 2004 to Employment Agreement dated May 14, 2001 between DRAXIS Health Inc. and Jerry Ormiston (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.35

Employment Agreement dated October 1, 1997 between DRAXIS Health Inc. and Dr. Richard J. Flanagan (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.36

Amendment dated July 23, 2001 to Employment Agreement dated October 1, 1997 between DRAXIS Health Inc. and Dr. Richard J. Flanagan (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.37*†

Non Exclusive Distribution Agreement dated October 25, 1995 between Frosst Radiopharmaceuticals, a division of Merck Frosst Canada Inc. (now known as DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc.) and Syncor International Corporation (now known as Cardinal Health 414, Inc.)

4.38*†	Non Exclusive Distribution Agreement dated July 12, 2000 between DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc. and Syncor International (now known as Cardinal Health 414, Inc.)
4.39*†

Amendment dated August 6, 2003 to Non Exclusive Distribution Agreement dated July 12, 2000 between DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc. and Syncor International (now known as Cardinal Health 414, Inc.)

4.40*†

Manufacturing and Supply Agreement dated July 1, 1999 between Warner-Lambert Canada Inc. (now known as Pfizer Consumer Healthcare, a Division of Pfizer Canada Inc.) and DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.)

4.41*†	Supply Agreement dated December 18, 2001 between GlaxoSmithKline Inc. and DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.)
4.42*†

Manufacture and Supply Agreement entered into between DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) and Bone Care International, Inc. on March 3, 2003

4.43*	Amendment dated August 25, 2004 to Employment Agreement dated April 27, 2004 between DRAXIS Health Inc. and Dan Brazier
4.44*	Amended and Restated Loan Agreement dated June 10, 2004 between DRAXIS Health Inc. and National Bank of Canada
4.45*	Amendment dated June 23, 2004 to Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Martin Barkin
4.46

Amendment to Credit Facilities for DRAXIS Pharma Inc. dated March 28, 2002 between National Bank of Canada and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001, filed on May 20, 2002 (SEC file No. 000-17434))

4.47

Loan Agreement dated March 28, 2002 among DRAXIS Pharma Inc., SGF Santé Inc. and DRAXIS Health Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001, filed on May 20, 2002 (SEC file No. 000-17434))

4.48

Loan Agreement dated March 28, 2002 among DRAXIS Pharma Inc., Investissement Québec and DRAXIS Health Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001, filed on May 20, 2002 (SEC file No. 000-17434))

4.49

First Amendment to Subscription Agreement dated October 24, 2002 among SGF Santé Inc., DRAXIS Health Inc. and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed on May 14, 2003 (SEC file No. 000-17434))

8.1*	List of Subsidiaries
12.1*	Certification of CEO required by Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of CFO required by Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of CEO required by Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of CFO required by Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith

† Portions of the exhibits have been omitted pursuant to a confidential treatment request. This information has been filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRAXIS HEALTH INC.

Date: March 31, 2005	By:	/s/ MARK OLEKSIW
Chief Financial Officer

	By:	/s/ MARTIN BARKIN, M.D.
President and Chief Executive Officer

EXHIBIT INDEX

DRAXIS HEALTH INC.

Form 20-F Annual Report

Exhibit No.	Description

1.1

Articles of Amalgamation of DRAXIS Health Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

1.2

By-law No. 1 of DRAXIS Health Inc. (formerly Deprenyl Research Limited) (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.1

Master Agreement dated November 12, 1997 among DRAXIS Health Inc., Deprenyl Animal Health Inc. and Pfizer Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.2

License Agreement dated November 12, 1997 between Deprenyl Animal Health Inc. and Pfizer Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.3

Letter Agreement dated December 22, 1999 between DRAXIS Health Inc., Deprenyl Animal Health Inc. and Pfizer Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.4

Second Amendment dated December 18, 2001 to the Master Agreement, as amended December 22, 1999, License Agreement, Research Agreement, U.S. and Canada Manufacturing and Supply Agreement and International Manufacturing and Supply Agreement between Pfizer Inc., Deprenyl Animal Health, Inc. and DRAXIS Health Inc. dated November 12, 1997 (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))

4.5

Amending Agreement dated March 31, 2003 between DRAXIS Health, Inc., Elan Pharma International Limited and Elan Pharmaceuticals, Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed on May 14, 2003 (SEC file no. 000-17434))

4.6

First Amendment to Subscription Agreement dated October 24, 2002 among SGF Santé Inc., DRAXIS Health Inc. and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed on May 14, 2003 (SEC file no. 000-17434))

4.7

Share Purchase Agreement dated April 22, 2004 between DRAXIS Health Inc. and SGF Santé Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.8

Share Purchase Agreement dated July 16, 2003 between Mohammed Barkat and Draxis Pharma Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.9

Share Purchase Agreement dated July 16, 2003 between Michel Sauvageau and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.10

Term Loan Agreement dated June 9, 1998 between National Bank of Canada and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.11

Credit Agreement dated February 18, 2000 between National Bank of Canada and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.12

Underwriting Agreement dated April 2, 2004 between DRAXIS Health Inc., Desjardins Securities Inc. and CIBC World Markets Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.13†

Asset Purchase Agreement dated July 22, 2003 between DRAXIS Health Inc. and Shire Biochem Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.14

Stock Option Plan of DRAXIS Health Inc., as amended, dated June 27, 2001 (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.15

DRAXIS Health Inc. Employee Stock Ownership Plan, amended and restated, effective December 1, 1998 (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.16

DRAXIS Health Inc. Employee Participation Share Purchase Plan, effective February 16, 1995 (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.17

DRAXIS Health Inc. Deferred Share Unit Plan for Employees (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.18

DRAXIS Health Inc. Equity Purchase Plan (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.19	DRAXIS Retirement Savings Program (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed on May 14, 2003 (SEC file no. 000-17434))
4.20

Shareholder Rights Plan Agreement dated April 23, 2002 between DRAXIS Health Inc. and Computershare Trust Company of Canada as trustee (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))

4.21

Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.22

Amendment dated June 14, 2000 to Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.23

Retirement Compensation Agreement dated September 24, 2003 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.24

Employment Agreement dated April 27, 2004 between DRAXIS Health Inc. and Dan Brazier (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.25

Employment Agreement dated October 18, 2000 between DRAXIS Health Inc. and Jack A. Carter (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.26

Amendment dated March 26, 2004 to Employment Agreement dated October 18, 2000 between DRAXIS Health Inc. and Jack A. Carter (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.27

Employment Agreement dated April 22, 2003 between DRAXIS PHARMA Inc. and John E.M. Durham (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.28

Amendment dated March 26, 2004 to Employment Agreement dated April 22, 2003 between DRAXIS PHARMA Inc. and John E.M. Durham (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.29

Employment Agreement dated October 17, 2003 between DRAXIS Health Inc. and Alida Gualtieri (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.30

Amendment dated March 26, 2004 to Employment Agreement dated October 17, 2003 between DRAXIS Health Inc. and Alida Gualtieri (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.31

Employment Agreement dated March 9, 2004 between DRAXIS Health Inc. and Chien Huang (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.32

Employment Agreement dated March 9, 2004 between DRAXIS Health Inc. and Mark Oleksiw (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.33

Employment Agreement dated May 14, 2001 between DRAXIS Health Inc. and Jerry Ormiston (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))

4.34

Amendment dated March 26, 2004 to Employment Agreement dated May 14, 2001 between DRAXIS Health Inc. and Jerry Ormiston (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.35

Employment Agreement dated October 1, 1997 between DRAXIS Health Inc. and Dr. Richard J. Flanagan (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.36

Amendment dated July 23, 2001 to Employment Agreement dated October 1, 1997 between DRAXIS Health Inc. and Dr. Richard J. Flanagan (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.37*†

Non Exclusive Distribution Agreement dated October 25, 1995 between Frosst Radiopharmaceuticals, a division of Merck Frosst Canada Inc. (now known as DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc.) and Syncor International Corporation (now known as Cardinal Health 414, Inc.)

4.38*†	Non Exclusive Distribution Agreement dated July 12, 2000 between DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc. and Syncor International (now known as Cardinal Health 414, Inc.)
4.39*†

Amendment dated August 6, 2003 to Non Exclusive Distribution Agreement dated July 12, 2000 between DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc. and Syncor International (now known as Cardinal Health 414, Inc.)

4.40*†

Manufacturing and Supply Agreement dated July 1, 1999 between Warner-Lambert Canada Inc. (now known as Pfizer Consumer Healthcare, a Division of Pfizer Canada Inc.) and DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.)

4.41*†	Supply Agreement dated December 18, 2001 between GlaxoSmithKline Inc. and DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.)
4.42*†

Manufacture and Supply Agreement entered into between DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) and Bone Care International, Inc. on March 3, 2003

4.43*	Amendment dated August 25, 2004 to Employment Agreement dated April 27, 2004 between DRAXIS Health Inc. and Dan Brazier
4.44*	Amended and Restated Loan Agreement dated June 10, 2004 between DRAXIS Health Inc. and National Bank of Canada
4.45*	Amendment dated June 23, 2004 to Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Martin Barkin
4.46

Amendment to Credit Facilities for DRAXIS Pharma Inc. dated March 28, 2002 between National Bank of Canada and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001, filed on May 20, 2002 (SEC file No. 000-17434))

4.47

Loan Agreement dated March 28, 2002 among DRAXIS Pharma Inc., SGF Santé Inc. and DRAXIS Health Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001, filed on May 20, 2002 (SEC file No. 000-17434))

4.48

Loan Agreement dated March 28, 2002 among DRAXIS Pharma Inc., Investissement Québec and DRAXIS Health Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001, filed on May 20, 2002 (SEC file No. 000-17434))

4.49

First Amendment to Subscription Agreement dated October 24, 2002 among SGF Santé Inc., DRAXIS Health Inc. and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, filed on May 14, 2003 (SEC file No. 000-17434))

8.1*	List of Subsidiaries
12.1*	Certification of CEO required by Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of CFO required by Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of CEO required by Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of CFO required by Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith

† Portions of the exhibits have been omitted pursuant to a confidential treatment request. This information has been filed separately with the Securities and Exchange Commission.

Management’s Report

The Company’s management is responsible for preparing the accompanying consolidated financial statements in conformity with United States generally accepted accounting principles (“GAAP”).  In preparing these consolidated financial statements, management selects accounting policies and uses its judgment and best estimates, as appropriate in the circumstances.  Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded and that transactions are executed and recorded in accordance with the Company’s policies.  This system is supported by policies and procedures for key business activities, by the hiring of qualified staff and by a continuous planning and monitoring program.

Deloitte & Touche LLP has been engaged by the Company’s shareholders to audit the consolidated financial statements.  During the course of their audit, Deloitte & Touche LLP reviewed the Company’s system of internal controls to the extent necessary to render their opinion on the consolidated financial statements.

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

Management acknowledges its responsibility to provide financial information that is representative of the Company’s operations, is consistent and reliable, and is relevant for the informed evaluation of the Company’s activities.

By:	/s/ Martin Barkin, MD	By:	/s/ Mark Oleksiw, CA
President and Chief Executive Officer		Chief Financial Officer

Mississauga, Ontario
March 4, 2005.

Report of Independent Registered Chartered Accountants

To the Shareholders and Board of Directors of DRAXIS Health Inc.

We have audited the consolidated balance sheets of DRAXIS Health Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with generally accepted accounting principles in the United States of America.

The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting.  Accordingly we express no such opinion.

By:	/s/ DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants

Montreal, Quebec
March 4, 2005.

DRAXIS HEALTH INC.

Consolidated Statements of Operations

Years ended December 31

(in thousands of U.S. dollars except share related data)

	2004	2003	2002
REVENUES
Product sales	$61,693	$40,535	$30,338
Royalty and licensing (Note 15)	7,627	8,658	8,302
	69,320	49,193	38,640
EXPENSES
Cost of goods sold, excluding depreciation and amortization (Note 3)	39,793	27,722	23,404
Selling, general and administration	13,266	9,904	7,542
Research and development	1,948	1,594	1,996
Depreciation and amortization	4,457	3,287	2,804
	59,464	42,507	35,746
Operating income	9,856	6,686	2,894
Financing expense, net (Note 4)	(670)	(1,532)	(280)
Other income (Note 5)	96	—	—
Income before undernoted	9,282	5,154	2,614
Income taxes (Note 6)	(1,301)	(874)	154
Minority interest	(4)	391	252
Income from continuing operations	7,977	4,671	3,020
(Loss) income from discontinued operations, net of taxes (Note 7)	(61)	8,531	(834)
Net income	$7,916	$13,202	$2,186

Basic income (loss) per share (Note 8)
from continuing operations	$0.20	$0.13	$0.08
from discontinued operations	—	0.23	(0.02)
	$0.20	$0.36	$0.06

Diluted income (loss) per share (Note 8)
from continuing operations	$0.19	$0.13	$0.08
from discontinued operations	—	0.23	(0.02)
	$0.19	$0.36	$0.06

APPROVED BY THE BOARD

By:	/s/ Brian King	By:	/s/ Martin Barkin, MD
Director		Director

See the accompanying notes to the Consolidated Financial Statements

DRAXIS HEALTH INC.

Consolidated Balance Sheets

December 31

(in thousands of U.S. dollars except share related data)

	2004	2003
ASSETS

Current assets
Cash and cash equivalents	$5,926	$10,563
Restricted cash (Note 9)	428	976
Accounts receivable (Note 10)	13,724	9,898
Inventories (Note 11)	10,158	6,096
Prepaid expenses	830	688
Deferred income taxes, net (Note 6)	4,121	2,806
Total current assets	35,187	31,027

Property, plant and equipment, net (Note 12)	43,857	32,917
Goodwill, net	728	677
Intangible assets, net (Note 13)	737	1,974
Other assets	604	565
Deferred income taxes, net (Note 6)	7,672	9,393
Total assets	$88,785	$76,553

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (Note 14)	$10,436	$6,708
Current portion of deferred revenues (Note 15)	3,676	5,309
Current portion of long-term debt (Note 16)	—	981
Customer deposits	628	591
Total current liabilities	14,740	13,589

Deferred revenues (Note 15)	4,125	7,593
Long-term debt (Note 16)	—	9,485
Total liabilities	18,865	30,667

Minority interest (Note 17)	—	4,239

Commitments and contingencies (Note 21)

SHAREHOLDERS’ EQUITY

Common stock, without par value of unlimited shares authorized, 41,015,326 and 37,297,817 issued and outstanding at December 31, 2004 and 2003, respectively	75,840	61,175
Additional paid-in capital	15,546	15,667
Warrants (Note 18(a))	916	—
Employee participation shares; 2,000,000 shares authorized	—	86
Less: loans receivable	—	(86)
Deficit	(27,565)	(35,481)
Accumulated other comprehensive income	5,183	286
Total shareholders’ equity	69,920	41,647
Total liabilities and shareholders’ equity	$88,785	$76,553

See the accompanying notes to the Consolidated Financial Statements

DRAXIS HEALTH INC.

Consolidated Statements of Changes in Equity and Comprehensive Income (Loss)

Years ended December 31

(in thousands of U.S. dollars except share related data)

	2004	2003	2002
Common Stock (Number of Shares)
Balance, beginning of year	37,297,817	37,098,690	36,613,434
Issuance of common shares	3,053,436	—	—
Exercise of options	609,177	240,334	468,168
Exercise of employee participation shares	54,896	9,093	17,088
Repurchased for cancellation	—	(50,300)	—
Balance, end of year	41,015,326	37,297,817	37,098,690
Common Stock
Balance, beginning of year	$61,175	$60,652	$59,781
Issuance of common shares	12,867	—	—
Exercise of options	1,594	563	817
Exercise of employee participation shares	204	30	54
Repurchased for cancellation	—	(70)	—
Balance, end of year	$75,840	$61,175	$60,652
Additional Paid-In Capital
Balance, beginning of year	$15,667	$15,550	$15,476
Stock compensation	(121)	112	—
Fair value associated with expired warrants	—	—	74
Common shares purchased for cancellation (Note 18(C))	—	5	—
Balance, end of year	$15,546	$15,667	$15,550
Warrants
Balance, beginning of year	$—	$—	$74
Issuance of warrants	916	—	—
Expiry of warrants	—	—	(74)
Balance, end of year	$916	$—	$—
Employee Participation Shares
Balance, beginning of year	$86	$140	$166
Cancellation of employee participation shares	—	(27)	—
Exercise of employee participation shares	(86)	(27)	(26)
Balance, end of year	$—	$86	$140
Employee Participation Shares-Loans Receivable
Balance, beginning of year	$(86)	$(140)	$(166)
Cancellation of employee participation shares	—	27	—
Exercise of employee participation shares	86	27	26
Balance, end of year	$—	$(86)	$(140)
Deficit
Balance, beginning of year	$(35,481)	$(48,683)	$(50,869)
Net income	7,916	13,202	2,186
Balance, end of year	$(27,565)	$(35,481)	$(48,683)
Accumulated Other Comprehensive Income (Loss)
Balance, beginning of year	$286	$(7,292)	$(7,584)
Other comprehensive income	4,897	7,578	292
Balance, end of year	5,183	286	(7,292)
Total shareholders’ equity	$69,920	$41,647	$20,227
Comprehensive Income
Foreign currency translation adjustments	$4,897	$7,578	$292
Other comprehensive income	4,897	7,578	292
Net income	7,916	13,202	2,186
Total comprehensive income	$12,813	$20,780	$2,478

See the accompanying notes to the Consolidated Financial Statements

DRAXIS HEALTH INC.

Consolidated Statements of Cash Flows

Years ended December 31

(in thousands of U.S. dollars)

	2004	2003	2002
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income from continuing operations	$7,977	$4,671	$3,020
Adjustments to reconcile net income from continuing operations to net cash from (used in) operating activities
Amortization of deferred revenues	(5,495)	(6,811)	(6,568)
Depreciation and other amortization	4,457	3,287	2,804
Stock compensation	83	112	28
Deferred income taxes	322	39	(1,181)
Minority interest	4	(391)	(252)
Other	785	799	376
Changes in operating assets and liabilities
Accounts receivable	(2,912)	(285)	(401)
Inventories	(3,230)	(93)	(835)
Income taxes	63	(803)	(235)
Prepaid expenses	(409)	(149)	(185)
Accounts payable and accrued liabilities	2,748	(3,597)	1,245
Net cash from (used in) operating activities of continuing operations	4,393	(3,221)	(2,184)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(4,801)	(3,536)	(5,390)
Increase in intangible assets	(150)	(122)	(60)
Increase in deferred revenues	362	165	899
Proceeds from disposition of product right (Note 5)	113	—	—
Net cash from (used in) investing activities of continuing operations	(4,476)	(3,493)	(4,551)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Restricted cash (Note 9)	548	(976)	—
Proceeds from bank indebtedness	—	4,942	382
Repayment of bank indebtedness	—	(5,927)	(1,190)
Proceeds from long-term debt	4,965	947	5,243
Repayment of long-term debt	(15,508)	(3,013)	(172)
(Decrease) increase of customer deposits, net	(8)	(2,044)	477
Exercise of options and employee participation shares	1,594	593	844
Issuance of common shares and warrants, net of related expenses (Note 18(a))	13,385	—	—
Common shares purchased for cancellation	—	(65)	—
Issue of common shares by subsidiary to minority interest	—	365	969
Repurchase of common shares by subsidiary from minority interest (Note 17)	(9,557)	(140)	(177)
Net cash from (used in) financing activities of continuing operations	(4,581)	(5,318)	6,376
Effect of foreign exchange rate changes on cash and cash equivalents	119	597	95
Net cash used in continuing operations	(4,545)	(11,435)	(264)
Net cash (used in) from discontinued operations	(92)	17,099	(439)
Net (decrease) increase in cash and cash equivalents	(4,637)	5,664	(703)
Cash and cash equivalents, beginning of year	10,563	4,899	5,602
Cash and cash equivalents, end of year	5,926	$10,563	$4,899

Additional Information
Interest paid	310	$700	$417
Income taxes paid	1,040	$1,882	$1,791

See the accompanying notes to the Consolidated Financial Statements

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

(in thousands of U.S. dollars except share related data)

1.                                      Nature of Operations

DRAXIS Health Inc. (“DRAXIS” or the “Company”) is a specialty pharmaceutical company providing pharmaceutical products in three major categories: sterile, including sterile lyophilized (freeze-dried) pharmaceuticals; non-sterile specialty pharmaceuticals; and radiopharmaceuticals. In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development program for new products.  As of January 1, 2005, activities of the Company are carried out through its wholly owned subsidiary, DRAXIS Specialty Pharmaceuticals Inc., which operates two major divisions, DRAXIS Pharma (contract manufacturing) and DRAXIMAGE (radiopharmaceuticals).  The Company’s common shares are listed on NASDAQ and the Toronto Stock Exchange.

2.                                      Significant Accounting Policies

(a)                               Basis of Presentation

The Company has prepared these consolidated financial statements in U.S. dollars and in accordance with generally accepted accounting principles (“GAAP”) in the United States.

Reconciliations to Canadian GAAP are available to shareholders.

(b)                               Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary companies with provision for minority interests.  The Company’s effective interest in the voting equity share capital of its subsidiaries is 100%, except in the case of DRAXIS Pharma, for which it was 67.3% prior to April 22, 2004 (2003-67.3%; 2002-66.9%) and 100% thereafter.  All intercompany transactions and balances are eliminated on consolidation.

(c)                                Minority Interest

Minority interest represents the minority shareholders’ proportionate share of equity and net income or loss of DRAXIS Pharma prior to April 22, 2004, the date on which the Company acquired the remaining minority interest, see Note 17.

(d)                               Use of Estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Estimates and assumptions are used when accounting for items and matters such as asset impairments, allowance for uncollectible accounts receivable, inventory obsolescence, warranties and provisions, amortization, deferred and current income taxes, stock compensation and contingencies.

(e)                                Reporting Currency and Foreign Currency Translation

The Company’s principal functional currency is the Canadian dollar, however, it reports its consolidated financial statements in U.S. dollars.  The financial statements of the parent company and its non-U.S. subsidiaries whose functional currency is not the U.S. dollar are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation.”  Asset and liability accounts are translated at the rate of exchange prevailing at the balance sheet date.  Shareholders’ equity accounts are translated at the applicable historical rate.  Revenue and expense accounts are translated at the average rate of exchange for the period.  The cumulative foreign currency translation adjustment is reported as a component of accumulated other comprehensive income (loss) in shareholders’ equity.  The net change in the cumulative foreign currency translation adjustment in the periods presented is primarily due to fluctuations in the exchange rates between the Company’s reporting currency and the Canadian dollar.

The monetary assets and liabilities of the Company are translated at the exchange rates in effect at the balance sheet dates and at historical exchange rates for non-monetary assets and liabilities.  Revenues and expenses are translated at average rates for the period.  Resulting translation gains or losses are reflected in net income (loss).

(f)                                   Revenue Recognition

Product Sales – The Company recognizes revenue, net of trade discounts and allowances, when evidence of an arrangement exists, delivery has occurred or services rendered, the price is fixed or determinable and collectability is reasonably assured.

Amounts received from customers as prepayments for products to be shipped or services provided in the future are reported as customer deposits.

Product sales include related service revenues which are recognized at the time of performance or proportionately over the term of the contract, as appropriate.

Royalty and Licensing - Royalty revenue is recognized on an accrual basis in accordance with contractual agreements when all significant contractual obligations have been satisfied, the amounts are determinable and collection is reasonably assured.  Royalty revenue is net of amounts owing to sublicensees where the Company is acting as an agent for the sublicensee.

License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements.  In general, such fees are deferred and recognized on a straight-line basis over the contract period. Where the contract period is not defined, such fees are recognized on a straight-line basis over the estimated term, during which contractual benefits are expected to be derived.  If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

(g)                               Research and Development

In accordance with SFAS No. 2, “Accounting for Research and Development Costs,” research and development costs are expensed in the period in which they are incurred.  Acquired research and development having no alternative future use is written off at the time of acquisition.  The cost of intangibles that are purchased from others for a particular research and development project that have no alternative future use is written off at the time of acquisition.

The Canadian Federal and Quebec Provincial governments offer a tax incentive to companies performing research and development (‘R&D”) activities in Canada.  The federal tax incentive is calculated based on pre-determined rates considers eligible R&D expenditures and can be used to reduce federal income taxes in Canada otherwise payable.  Such credits, if not used in the year earned, can be carried forward for a period of ten years.  The Quebec Provincial government offers a similar incentive, except that it is receivable in cash, instead of a credit used to reduce taxes otherwise payable.  The cash credit is awarded regardless of whether or not there are Quebec Provincial taxes payable.  These tax credits are recorded as a reduction of the income tax expense.

(h)                               Income Taxes

The liability method of accounting for income taxes is used in accordance with SFAS No. 109, “Accounting for Income Taxes.”  Under this method, deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards.  A valuation allowance is provided for the portion of deferred tax assets which are more likely than not to be unrealized.  Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

(i)                                  Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents.  The fair value of cash and cash equivalents approximates the amounts shown in the financial statements.

(j)                                   Allowance for doubtful accounts

The Company determines an appropriate allowance for doubtful accounts based on an account by account review as opposed to a general provision assessed as a percentage of revenues.

(k)                               Inventories

Inventories are comprised of raw materials, work-in-process and finished goods.  Raw materials are valued at the lower of standard cost and replacement cost.  Standard cost approximates actual cost, computed on a first-in, first-out basis.  Work-in-process is valued at the lower of standard cost and net realizable value and includes material, direct labour, and related manufacturing and overhead costs.  Finished goods are valued at the lower of cost on a first-in, first-out basis and net realizable value and include all related manufacturing, packaging and overhead costs.  Provisions for inventory are charged against income when it is determined that the inventory item does not meet the defined quality and regulatory requirements for sale.  The Company does not make general provisions for inventory obsolescence as items are manufactured based on customer orders.

(l)                                  Property, Plant and Equipment

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

(m)                             Goodwill

Effective with the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” as of January 1, 2002, goodwill is not amortized however, it is subject to an annual impairment test or more frequently under certain circumstances.  The assessment of impairment is done by applying a fair-value-based test.  Measurement of the fair value of the reporting unit is based on one or more fair value measures including present value techniques of estimated future cash flows.

(n)                               Intangible Assets

Acquired intangible assets which do not have regulatory approval and for which there are no alternative uses are expensed as acquired in-process research and development, and those that have regulatory approval are capitalized.

Intangible assets with finite lives are reported at cost, less accumulated amortization.  The Company does not have any intangible assets with indefinite lives.  The Company provides for amortization on a straight-line basis over the following estimated useful lives:

Patents and trademarks	10 years
Licenses	9 - 15 years

(o)                               Impairment of long-lived assets

Long-lived assets, comprised principally of property, plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or circumstances indicate the carrying amount of assets may not be recoverable.  The Company evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to estimated future net undiscounted cash flows generated by the asset.  If such assets are considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(p)                               Recent Pronouncement

In December 2004, the Financial Accounting Standards Board (“FASB”) published SFAS No. 123R, Share-Based Payment.  SFAS No. 123R replaces SFAS No. 123, Stock-Based Compensation issued in 1995.  SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award during a requisite service period (usually the vesting period). This statement is effective for the Company beginning on July 1, 2005 and the Company intends to fully implement this statement beginning in the third quarter of 2005. As of the required effective date, the Company will apply SFAS No. 123R using a modified version of the prospective application. Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. If the Company had adopted SFAS No. 123R in prior periods, the net impact on the Company’s consolidated statements of operations would have approximated the impact as described in Note 2(q) below on a pro forma basis.  The Company expects that the adoption of SFAS No. 123R will reduce the basic EPS in the second half of 2005 by approximately $0.01 per share.

(q)                               Share-based Compensation Plan

Under the provisions of SFAS No. 123, “Stock-Based Compensation”, companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair-value-based method or can continue to recognize compensation cost using the intrinsic value method under the provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.”  However, if the provisions of APB No. 25 are applied, pro forma disclosure of net income and earnings per share must be presented in the financial statements as if the fair value method had been applied.  For all periods presented, the Company recognized compensation costs under the provisions of APB No. 25, and the Company has provided the expanded disclosure required by SFAS No. 123.

Accordingly, the Company’s net income applicable to common shares and income per common share would have been changed by the pro forma amounts as indicated below:

	2004	2003	2002
Net income, as reported	$7,916	$13,202	$2,186
Pro forma impact	(733)	(681)	(736)
Pro forma net income	$7,183	$12,521	$1,450

Basic net income per share, as reported	$0.20	$0.36	$0.06
Pro forma impact per share	$(0.02)	$(0.02)	$(0.02)
Pro forma net income per share (Basic)	$0.18	$0.34	$0.04
Pro forma net income per share (Diluted)	$0.18	$0.34	$0.04

The fair value of stock options used to compute pro forma net income applicable to common shares and loss per common share disclosures is the estimated fair value at grant date using the Black-Scholes option-pricing model with the following assumptions as at December 31:

	2004	2003	2002
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	60-61%	60%-62%	62%-64%
Risk-free interest rate	3.9%-4.0%	3.8%-4.1%	4.1%-5.6%
Expected option life	5-10 yrs	5-10 yrs	5 yrs

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable and which significantly differ from the Company’s stock option awards.  In addition, option-pricing models require the input of highly subjective assumptions including the expected price volatility.  The Company uses expected volatility rates, which are based on historical volatility rates trended into future years.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

3.                                      Cost of Goods Sold

On July 28, 2003, DRAXIS received insurance proceeds of $730 in settlement of physical damage and business interruption losses related to installation problems of its first lyophilizer unit in 2000.  The damage resulted in, amongst other things, delays in the commissioning of the lyophilization unit and in obtaining FDA approvals for the transfer of production of the DRAXIMAGE line of lyophilized diagnostic imaging products to DRAXIS Pharma.  FDA approval was ultimately obtained in 2001 and costs incurred related to the incident were charged to the statement of operations when incurred.  No accrual for insurance proceeds had been previously recorded as the claim represented a contingent gain.  The proceeds were recognized as a reduction to cost of goods sold in the third quarter of 2003.

4.                                      Financing Expense

	2004	2003	2002
Interest income	$133	$144	$155
Interest expense	(429)	(975)	(422)
Foreign exchange loss	(374)	(701)	(13)
	$(670)	$(1,532)	$(280)

5.                                      Other Income

During 2004, the Company disposed of a right to a dermatology product for proceeds of $113 and realized a gain of $96.

6.                                      Income Taxes

	2004	2003	2002
The components of income tax expense are as follows:
Current	$980	$932	$1,144
Deferred	321	(58)	(1,298)
	$1,301	$874	$(154)

The reported income tax expense differs from the expected amount calculated by applying the Company’s Canadian combined federal and provincial tax rate to income before income tax expense.  The reasons for this difference and the related tax effects are as follows:

	2004	2003	2002
Income before income taxes from continuing operations - substantially all from the Canadian operations	$9,282	$5,154	$2,614
Canadian combined federal and provincial tax rate	32.4%	34.0%	36.4%
Expected income tax expense	$3,007	$1,753	$951

Increase (decrease) resulting from:
Foreign tax rate differences	95	—	(90)
Effect of tax planning on valuation of available loss carryforwards	(884)	—	—
Effects on deferred income taxes from reduction in Canadian income tax rates	—	—	178
Recovery of prior years’ U.S. taxes	—	—	(418)
Unrecognized income tax benefit of losses	(786)	(732)	(658)
Goodwill and other amortization	358	281	253
Investment tax credits	(398)	(343)	(495)
Other	(91)	(85)	125
	$1,301	$874	$(154)

Deferred income tax assets have been provided as follows:

	2004	2003
Loss carryforwards and investment tax credits	$12,595	$11,436
Expenses not currently deductible for tax purposes	809	344
Deferred revenue	1,444	2,202
Share issuance costs	644	—
Tax value of property, plant and equipment in excess of net book value	(550)	1,636
Tax value of intangible assets in excess of net book value	698	582
Total deferred tax assets	15,640	16,200
Valuation allowance	(3,847)	(4,001)
Net deferred tax assets	$11,793	$12,199
Deferred income tax assets are classified as follows:
Current	$4,121	$2,806
Non-current	7,672	9,393
	$11,793	$12,199

At December 31, 2004, the Company has accumulated tax losses of $27,378 available for federal and provincial purposes in Canada, which expire from 2005 to 2014.  The Company also has $1,482 of unclaimed Canadian investment tax credits, which expire from 2005 to 2014.  These losses and investment tax credits can be used to offset future years’ taxable income.

The Company has accumulated tax losses of $6,283 for federal and state purposes in the U.S., which expire from 2010 to 2014.  Subject to certain limitations, these losses can be used to offset future years’ taxable income.

As a result of tax planning initiatives made possible by the purchase of the minority interest on April 22, 2004, the Company was able to increase the value of its deferred income tax assets by recognizing the benefits of previously unrecognized tax loss carryforwards.

The Company’s valuation allowance is made up of loss carryforwards in jurisdictions where taxable income is no longer generated or where it is more likely they will not be realized prior to expiry.  The reduction in the valuation allowance over 2003 relates to the recognition of previously unrecognized loss carryfowards from tax planning as described above.  The impact is offset by the increase in the total deferred tax assets and related valuation allowances caused by the strengthening of the Canadian dollar.

7.                                      Discontinued Operations

In 2001, the Company adopted a formal plan to dispose of its Canadian sales and marketing division (“DRAXIS Pharmaceutica”).

Pursuant to APB No. 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the year ended December 31, 2001 and all subsequent periods presented have been reclassified.

On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan Corporation, plc (“Elan”) to return the Canadian rights for several of Elan’s neurology products in exchange for a cash payment of $6,500 and realized an after-tax gain of $4,286 on this transaction.

On July 22, 2003, the Company completed the divestiture of DRAXIS Pharmaceutica with the sale to Shire BioChem Inc. (“Shire”), of substantially all remaining products of the division.  The Company has received $9,600 in cash from Shire and could receive up to $2,900 in market driven milestones over the next several years.  The Company realized an after-tax gain of $4,054, net of transaction and related charges.  In addition, the Company will receive royalty payments based on the continuing Canadian sales of the products.  The Company also received the value of acquired inventories and Shire is now responsible for all financial provisions of the license agreement related to Permax®.

Commencing in the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to Alertec® and continue to market and sell Alertec® in Canada itself. Accordingly, discontinued operations did not include revenues and expenses directly attributable to Alertec® up until such time that third-party approval was obtained.  As a result of the ability to obtain third-party approval upon closing with Shire, management decided to dispose of Alertec® through the sale of the Canadian rights to Shire and at that time included Alertec® as part of discontinued operations on a prospective basis.

Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

	2004	2003	2002
Revenues	$268	$4,301	$6,844
Operating (loss) income from discontinued operations	(92)	263	(1,236)
Income tax recovery (expense)	31	(72)	402
Operating (loss) income from discontinued operations – net of tax	(61)	191	(834)
Net gain on disposal of product rights – net of tax expense $3,606 (2003)	—	8,340	—
Net (loss) income from discontinued operations – net of tax	$(61)	$8,531	$(834)

8.                                      Earnings (Loss) per Share

Basic income (loss) per common share is calculated by dividing the net income (loss) by the weighted average number of Company’s common shares outstanding during the period.  Diluted income (loss) per common share is calculated by dividing the net income (loss) by the sum of the weighted average number of common shares that would have been outstanding if potentially dilutive common shares had been issued during the period.  The treasury stock method is used to compute the dilutive effect of warrants, stock options and the Employee Participation Share Purchase Plan.  The calculation of diluted income (loss) per common share excludes any potential conversion of warrants, options and Employee Participation Shares that would increase earnings per share or decrease a loss per share.

The following table sets forth the computation of basic and diluted income (loss) per share for the years ended December 31:

	2004	2003	2002
Numerator:
Net income from continuing operations	$7,977	$4,671	$3,020
Net (loss) income from discontinued operations	(61)	8,531	(834)
Net income	$7,916	$13,202	$2,186
Denominator:
Weighted average number of common shares outstanding – basic	39,886,219	37,114,648	36,981,985
Weighted average effect of dilutive securities:
Warrants	—	—	32,305
Stock option plan	1,168,664	80,346	295,866
Employee Participation Share Purchase Plan	—	—	27,723
Weighted average number of common shares outstanding - diluted	41,054,883	37,194,994	37,337,879

Basic income (loss) per share:
from continuing operations	$0.20	$0.13	$0.08
from discontinued operations	—	0.23	(0.02)
	$0.20	$0.36	$0.06
Diluted income (loss) per share:
from continuing operations	$0.19	$0.13	$0.08
from discontinued operations	—	0.23	(0.02)
	$0.19	$0.36	$0.06

9                                         Restricted Cash

In conjunction with the divestiture of DRAXIS Pharmaceutica to Shire (see Note 7), $976 of the cash proceeds are held in trust under an escrow agreement.  The release of this amount under escrow is dependent upon whether or not claims by Shire have been made to the Company by certain dates with respect to any breach of the representations and warranties made by the Company to Shire or any failure of the Company to perform its obligations under the divestiture agreement.  In July 2004, the first instalment of $548 was released from escrow.

10                                  Accounts Receivable

	2004	2003
Trade	$13,970	$9,957
Allowance for doubtful accounts	(411)	(266)
Loans to employees	109	120
Income taxes	56	87
	$13,724	$9,898

11.                               Inventories

	2004	2003
Raw materials	$5,491	$3,440
Work-in-process	1,501	1,541
Finished goods	3,166	1,115
	$10,158	$6,096

12.                               Property, Plant and Equipment

	2004	2003
Land	$2,342	$2,128
Building	15,884	13,995
Equipment	31,694	19,435
Assets under construction	8,264	7,511
	58,184	43,069
Accumulated depreciation	(14,327)	(10,152)
	$43,857	$32,917

Depreciation of property, plant and equipment from continuing operations was $3,380, $2,177, and $1,750, for the years ended December 31, 2004, 2003 and 2002, respectively.

13.                               Intangible Assets

	2004
	Cost	Accumulated Amortization	Net Book Value
Patents and trademarks	$441	$331	$110
Licenses	9,453	8,899	554
Other	208	135	73
	$10,102	$9,365	$737

	2003
	Cost	Accumulated Amortization	Net Book Value
Patents and trademarks	$411	$267	$144
Licenses	8,797	7,058	1,739
Other	193	102	91
	$9,401	$7,427	$1,974

Amortization of intangible assets from continuing operations was $1,077, $1,110, and $1,054, for the years ended December 31, 2004, 2003and 2002, respectively.

14.                               Accounts Payable and Accrued Liabilities

	2004	2003
Trade	$5,622	$3,617
Accrued liabilities	2,051	1,556
Employee related items	2,763	1,535
	$10,436	$6,708

15.          Deferred Revenues

	2004	2003
(a) BrachySeed®	$—	$—
(b) SpectroPharm product line	10,157	9,452
(c) Anipryl®	29,893	29,893
(d) Other	195	—
	40,245	39,345
Less: accumulated amortization	32,444	26,443
	7,801	12,902
Less: current portion	3,676	5,309
	$4,125	$7,593

Amortization of deferred revenues totalled $5,495, $6,811 and $6,568 for the years ended December 31, 2004, 2003, and 2002, respectively.

(a)                               BrachySeed®

In September 2000, the Company entered into a 10 year arrangement with Cytogen Corporation (“Cytogen”) whereby Cytogen was granted an exclusive license to market, sell and distribute the Company’s BrachySeed® implant for the treatment of prostate cancer in the United States in exchange for non-refundable fees, royalties based on Cytogen’s sales of BrachySeed® and a supply agreement.  Under the arrangement, the Company was entitled to receive up to $2,000 in non-refundable fees upon achievement of specified milestones of which nil was received in 2003 (2002 - $1,000).  Non-refundable fees received from Cytogen were deferred and recognized as revenue on a straight-line basis over the period to December 31, 2010.

In January 2003, the Company’s agreements with its BrachySeed® licensee in the U.S were effectively terminated with no further transactions taking place under the agreements. A formal agreement was subsequently reached with its licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.  As a result of the termination of the agreements, the unamortized portion of the non-refundable milestone payments of $1,436 was included in income as royalty and licensing revenue.

(b)                               SpectroPharm Product Line

In May 2000, the Company entered an arrangement with GlaxoSmithKline Consumer Healthcare (“GSK”), formerly Block Drug Company (Canada) Limited, with respect to the Company’s SpectroPharm line of dermatology products, which included the sale of product rights to GSK in exchange for a non-refundable fee, the acquisition of inventory on hand, a supply agreement and a technical services arrangement.  As a result of the Company’s ongoing obligations to GSK pursuant to this arrangement, the $8,169 of net proceeds from the sale of the product rights have been deferred and are being recognized as revenue on a straight-line basis over the period to January 31, 2005.

(c)                                Anipryl®

In December 1997, the Company entered into an alliance with Pfizer Inc. (“Pfizer”), whereby Pfizer was granted a perpetual exclusive license to market, sell and distribute Anipryl® in exchange for non-refundable fees, royalties based on the worldwide sales of Anipryl®, a manufacturing and supply agreement and a research collaboration.

In December 1999, the Company and Pfizer amended the terms of the alliance (the “First Amendment”) whereby $9,000 of potential additional non-refundable fees were eliminated in exchange for the Company receiving additional regulatory support for a potential new indication and additional manufacturing data.

These potential additional non-refundable fees would have become payable if Pfizer had exercised its right to acquire product registrations following regulatory approval of Anipryl® in designated European countries.

In December 2001, the Company and Pfizer further amended the terms of the alliance (the “Second Amendment”) whereby the Company received a payment of $3,150 in respect of minimum royalty entitlements for the second and third three year periods ending December 31, 2001 and 2002 and modifications to future royalty entitlements.  The Second Amendment also resulted in all rights to Anipryl® outside of North America reverting back to the Company, forfeiture of any additional minimum royalty entitlements and the termination of any future collaborative research on new indications or formulations for Anipryl®.

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

The portion of the $3,150 payment referable to the minimum royalty entitlement for the three year period ending December 31, 2001 was recognized as revenue in the fourth quarter of 2001.  The portion referable to the third three year period ending December 31, 2002 was deferred and recognized as revenue on a straight-line basis during 2002.

16.          Long-Term Debt and Credit Facilities

	2004	2003
DRAXIS Pharma
Term bank loan repaid in 2004	$—	$5,559
Term government loan repaid in 2004	—	1,742
Loan from minority interest repaid in 2004	—	3,165
	—	10,466
Less: current portion	—	981
	$—	$9,485

Interest expense on long-term debt from continuing operations totalled $420, $958, and $367 for the years ended December 31, 2004, 2003, and 2002, respectively.

The fair value of the long-term debt as at December 31, 2003 approximated its carrying value based upon consideration of borrowings with similar credit ratings and maturities.

Credit Facilities

During 2004, the Company completed the arrangement of new credit facilities with its bankers, the National Bank of Canada, to replace all existing facilities at the subsidiary level as follows:

•                  $15 million Canadian or U.S. equivalent operating facility payable within 364 days upon drawing upon the facility.  The operating facility can be extended by one year upon agreement with the lender.  As at December 31, 2004, no amount was drawn under this facility.

•                  $10 million Canadian or U.S. equivalent term facility, repayable in full in three years. As at December 31, 2004, no amount was drawn under this facility.

Interest under the credit facilities (both term and operating) is based on the bank’s prime lending rate provided the Company meets certain ratios, which as at December 31, 2004 were met.

Both credit facilities are secured by specific assets of DRAXIS Specialty Pharmaceuticals Inc., and shares and guarantees of certain subsidiaries.

17.          Minority Interest

On April 22, 2004, the Company completed the acquisition of the 32.7% interest in the Company’s manufacturing subsidiary, DRAXIS Pharma, that was previously owned by SGF Santé Inc. (“SGF”).  The $9.6 million (CDN$13.0 million) cash acquisition has been accounted for by the purchase method of accounting and allocated to identifiable assets and liabilities based on their estimated fair values as follows:

Minority interest	$3,992
Property, plant and equipment	6,785
Deferred income tax liability	(1,220)
Total purchase price	$9,557

The estimates of fair value were determined by the Company’s management based on an independent valuation of Property, plant and equipment.

The purchase price paid to SGF is subject to adjustment in limited circumstances involving a change of control of the Company or DRAXIS Pharma or a sale of substantially all of the assets of DRAXIS Pharma prior to April 22, 2005.

During 2003, the Company’s wholly owned subsidiary, DRAXIS Pharma, issued 367,589 (2002-1,018,809) common shares to SGF and members of DRAXIS Pharma’s management team in exchange for net proceeds of $365 (2002-$969).  These issuances were based on the pro-rata shareholdings of DRAXIS Pharma prior to the issuance and accordingly there was no change in the Company’s effective interest in DRAXIS Pharma.

Furthermore in 2003, DRAXIS Pharma repurchased and cancelled 171,452 outstanding shares of DRAXIS Pharma held by members of DRAXIS Pharma’s management team in exchange for cash and settlement of existing loans to those employees.

During 2002, DRAXIS Pharma repurchased and cancelled 277,778 outstanding shares of DRAXIS Pharma held by a former employee of DRAXIS Pharma in exchange for cash and settlement of an existing loan to the employee related to the original issuance of those shares.

18.          Shareholders’ Equity

(a)          Common Share Offering

On April 22, 2004, the Company closed its offering of 3,053,436 units at a price of $4.82 (CDN$6.55) per unit for proceeds net of related expenses of $13,385 (CDN$18,213). Each unit consists of one common share of the Company and one-half of one share purchase warrant.  Each whole warrant will entitle the holder to acquire one common share of the Company at a price of CDN$8.50 at any time prior to April 24, 2006.  Included as a component of shareholders’ equity is $916, which represents the fair value of the warrants issued.  The fair value of the warrant was determined based on the price of the offering using the Black-Scholes option model.

The underwriters had an over-allotment option to purchase up to an additional 458,016 units, exercisable at the issue price any time up to 30 days following closing of the offering, representing additional gross proceeds of up to $2,206 (CDN$3,000) to the Company.  The over-allotment option expired unexercised.

(b)          Employee Participation Share Purchase Plan

On February 16, 1995, the Company established the Employee Participation Share Purchase Plan for the directors, officers and employees of the Company to tie employee compensation more closely to shareholder value.  The Employee Participation Share Purchase Plan was approved by the shareholders on June 16, 1995.  The Board of Directors has provided that it would be a condition to receiving any benefit from the Employee Participation Share Purchase Plan that the share price has appreciated at least 25% from the date of issuance of any Employee Participation Shares.  The maximum number of Employee Participation Shares issuable pursuant to the Employee Participation Share Purchase Plan is 2,000,000. No further Employee Participation Shares will be issued by the Company.

Vesting takes place over a four year period at the rate of 20%, 20%, 20% and 40% commencing on the first anniversary of the issuance of the Employee Participation Shares and for each of the three years thereafter, with the exception of 500,000 Employee Participation Shares held by an officer of the Company, which vest at the rate of 10%, 20%, 30% and 40%.  Vested Employee Participation Shares are automatically convertible into shares of the Company at the election of the holder, provided that the shares have increased in value since the date of issuance of the vested Employee Participation Shares by the aforementioned 25%.  The number of common shares a Participant will receive when converting Employee Participation Shares is determined by multiplying the number of Employee Participation Shares held by a Participant by a fraction whose numerator is the amount by which the fair market value of a common share at the date of conversion exceeds the fair market value of a common share as at the date on which the Employee Participation Shares were issued, and whose denominator is the fair market value of the common shares at the date of conversion.  For purposes of the Employee Participation Share Purchase Plan, the fair market value of common shares at a particular time means the average of the daily high and low board lot trading prices on each of the five trading days on the Toronto Stock Exchange immediately preceding the valuation date.

(i) Series A

On February 16, 1995, the Board of Directors of the Company authorized the issuance of 975,000 Series A Employee Participation Shares at a subscription price of CDN$0.30 each.  The average of the daily high and low board lot trading prices on each of the five trading days on the Toronto Stock Exchange immediately preceding the issuance of the Series A Employee Participation Shares was CDN$2.45.  As at December 31, 2000 all Series A Employee Participation Shares had been either converted into common shares or cancelled by the Company.

(ii) Series B

On December 18, 1995, the Board of Directors of the Company authorized the issuance of 555,000 Series B Employee Participation Shares at a subscription price of CDN$0.30 each.  The average of the daily high and low board lot trading prices on each of the five trading days on the Toronto Stock Exchange immediately preceding the issuance of the Series B Employee Participation Shares was CDN$2.25.  As at December 31, 2000 all Series B Employee Participation Shares had been either converted into common shares or cancelled by the Company.

(iii) Series C

On May 12, 1999, the Board of Directors of the Company authorized the issuance of 470,000 Series C Employee Participation Shares at a subscription price of CDN$0.50 each.  The average of the daily high and low board lot trading prices on each of the five trading days on the Toronto Stock Exchange immediately preceding the issuance of the Series C Employee Participation Shares was CDN$3.24. As at December 31, 2004 all remaining Series C Employee Participation Shares had been converted into common shares.

All outstanding Employee Participation Shares have been issued and paid for by the employees through the issuance of a limited recourse promissory note and are secured against the shares.

Information pertaining to Employee Participation Shares for the years ended December 31, 2004, 2003 and 2002 is set forth in the following table:

	2004	2003	2002

Outstanding, beginning of year	245,000	395,000	470,000
Exercised	(245,000)	(75,000)	(75,000)
Cancelled	—	(75,000)	—
Outstanding, end of year	—	245,000	395,000

Exercisable, end of year	—	245,000	207,000

(c)           Stock Repurchase Program

Under the Company’s most recent issuer bid which commenced on April 21, 2003 and terminated on April 20, 2004, the Company did not repurchase any common shares in 2004.  During 2003, 50,300 shares were repurchased under the program for cancellation at an average price of $1.30 per share for total consideration of $65.  The excess of $5 below the stated capital of the acquired shares was added to additional paid-in capital.

19.          Stock-based Compensation Plans

(a)          Stock Option Plan

On February 3, 1988, the shareholders approved a stock option plan to permit the Board of Directors to grant options to purchase common shares to directors, officers, employees and arm’s length consultants of the Corporation and subsidiaries so as to link corporate compensation to enhanced shareholder value.  The Board of Directors determines the price per common share; the number of common shares which may be allotted to each designated director, officer, employee or arm’s length consultant; the period during which any option may be exercised; and all the terms and conditions of the option in accordance with the applicable requirements of any relevant regulatory authority or stock exchange.  These options will be exercisable for a period not exceeding 10 years from the date of the grant and generally options vest one third on each of the first, second and third anniversaries of grant.

On June 20, 2001, the Board of Directors received shareholder approval to increase the maximum number of options for issuance under the stock option plan from 5,500,000 to 7,500,000.

The Board of Directors has adopted a guideline limiting the aggregate number of common shares that can be issued at any point in time, either through the exercise of options or the conversion of Employee Participation Shares, to 13% of the Company’s outstanding common shares.  As at December 31, 2004 the aggregate number of shares issuable pursuant to outstanding options represented 6.7% (2003-8.4%) of the outstanding common shares.

The following is a summary of the maximum number of common shares issuable pursuant to outstanding stock options and available for future issuance:

	Outstanding			Available for issuance
	2004	2003	2002	2004
Balance, beginning of year	3,097,942	3,314,109	3,358,444	1,442,361
Increase (decrease) resulting from:
Granted	360,000	775,000	750,000	(360,000)
Exercised	(609,177)	(240,334)	(468,168)	—
Cancelled	(80,333)	(255,000)	(150,167)	80,333
Expired	(15,200)	(495,833)	(176,000)	15,200
Balance, end of year	2,753,232	3,097,942	3,314,109	1,177,894

Exercisable at December 31	1,721,565	1,911,331	2,102,609

Weighted average exercise price of options:
Outstanding, end of year	CDN$3.41	CDN$3.25	CDN$3.60
Exercisable, end of year	CDN$3.40	CDN$3.39	CDN$3.60
Granted	CDN$4.67	CDN$2.42	CDN$3.86
Exercised	CDN$3.37	CDN$3.23	CDN$2.78
Cancelled and Expired	CDN$3.03	CDN$3.28	CDN$3.49

	2004	2003	2002
Range of exercise price of options:
Granted	CDN$4.30 - $6.17	CDN$2.29 - $3.25	CDN$2.50 - $5.41
Exercised	CDN$1.63 - $4.40	CDN$1.63 - $3.66	CDN$2.55 - $4.29
Cancelled and Expired	CDN$2.23 - $5.41	CDN$2.32 - $3.91	CDN$2.55 - $4.42

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
CDN$2.01 - $2.50	640,411	5.89	CDN$2.35	167,910	CDN$2.34
CDN$2.51 - $3.00	110,833	3.61	$2.82	85,833	$2.88
CDN$3.01 - $3.50	763,500	0.99	$3.23	736,833	$3.23
CDN$3.51 - $4.00	740,155	1.89	$3.76	605,989	$3.74
CDN$4.01 - $4.50	220,000	3.14	$4.25	95,000	$4.19
CDN$4.51 - $5.00	200,000	5.36	$4.70	—	—
CDN$5.01 - $6.17	78,333	3.35	$5.52	30,000	$5.28
	2,753,232	3.04	CDN$3.41	1,721,565	CDN$3.40

(b)          Deferred Share Unit Plan

Under the Company’s Deferred Share Unit Plan, members of senior management can elect to receive up to 20% of base salary and up to 100% of any bonus paid in respect of that year in deferred share units (“DSU”) in lieu of cash compensation.  An election must be made by December 1 of each year in respect of base salary and bonus for the next year.  The elected amount is converted to a number of DSUs equal to the elected amount divided by the closing price of the common shares on the TSX or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year.  Participants are not entitled to receive any DSUs until cessation of employment with the Company for any reason.  The value of DSUs redeemable by the participants will be equivalent to the market value of the common share at the time of redemption.  The DSUs must be redeemed no later than the end of the first calendar year commencing after the date of cessation of employment.  The values of the DSUs are marked to market at the end of each reporting period.  The net increase or decrease in the value of the DSUs is recorded as compensation cost included in selling, general and administration expense.  During 2004, as a result of the change in the value of the DSUs, an expense in the amount of $284 was recorded (2003-$378; 2002-$88 recovery).  In aggregate, as of December 31, 2004 there were 190,313 DSUs (2003 - 190,313; 2002 – 98,198) issued and outstanding.

Segmented Information and Major Customers

Industry Segmentation

For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income before financing expense, income taxes and minority interest.  The segments, particularly operating segments, are identified as reporting segments based on the distinct management teams, customer base, production process and regulatory requirements of each.  The Corporate segment includes revenues earned via royalties and milestones, intercompany eliminations and corporate expenses.  The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies.

	2004	2003	2002
PRODUCT SALES REVENUES
Radiopharmaceuticals	$17,172	$14,564	$9,704
Manufacturing	46,461	26,985	20,946
Corporate and Other	(1,940)	(1,014)	(312)
	$61,693	$40,535	$30,338
ROYALTY AND LICENSING REVENUES
Radiopharmaceuticals	$—	$1,521	$451
Manufacturing	—	—	—
Corporate and Other	7,627	7,137	7,851
	$7,627	$8,658	$8,302
TOTAL REVENUES
Radiopharmaceuticals	$17,172	$16,085	$10,155
Manufacturing	46,461	26,985	20,946
Corporate and Other	5,687	6,123	7,539
	$69,320	$49,193	$38,640
SEGMENT INCOME(1)
Radiopharmaceuticals	$4,174	$5,614	$706
Manufacturing	8,038	1,084	627
Corporate and Other	2,101	3,275	4,365
	$14,313	$9,973	$5,698
DEPRECIATION AND AMORTIZATION
Radiopharmaceuticals	$949	$843	$716
Manufacturing	2,417	1,448	1,166
Corporate and Other	1,091	996	922
	$4,457	$3,287	$2,804
OPERATING INCOME (LOSS)(2)
Radiopharmaceuticals	$3,225	$4,771	$(10)
Manufacturing	5,621	(364)	(539)
Corporate and Other	1,010	2,279	3,443
	$9,856	$6,686	$2,894
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$12,354	$11,424	$10,823
Manufacturing	50,103	40,953	30,701
Corporate and Other	26,328	24,176	26,427
	$88,785	$76,553	$67,951

(1) Segment income from continuing operations before depreciation and amortization, financing expense, other income, income taxes and minority interest.

(2) Segment income (loss) from continuing operations before financing expense, other income, income taxes and minority interest.

Geographic Segmentation

	2004	2003	2002
REVENUES(3)
Canada	$33,609	$22,755	$23,205
United States	35,310	26,031	15,246
Other	401	407	189
	$69,320	$49,193	$38,640
LONG-LIVED ASSETS(4)
Canada	$45,322	$35,568	$34,334
United States	—	—	—
	$45,322	$35,568	$34,334

(3) Revenues are attributable to countries based upon the location of the customer.

(4) Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

Expenditures for Property, Plant and Equipment

	2004	2003	2002
Radiopharmaceuticals	$835	$383	$471
Manufacturing	3,928	3,138	5,128
Corporate and Other	38	15	(209)
	$4,801	$3,536	$5,390

Product Sales Revenues
By major product groups

	2004	2003	2002
Radiopharmaceuticals	$17,172	$14,564	$9,704
Manufacturing - Sterile	31,270	15,959	7,473
Manufacturing – Non Sterile	15,191	11,026	13,473
Corporate and Other	22	986	1,381
Intercompany eliminations	(1,962)	(2,000)	(1,693)
	$61,693	$40,535	$30,338

Major Customers

The major customers disclosed in this table are included in the Manufacturing segment results.

	Percentage of Total Revenue
	2004	2003	2002
Customer A	20%	15%	—
Customer B	18	15	17
Customer C	17	11	19
	55%	41%	36%

21.          Commitments and Contingencies

Operating Leases and Service Contracts

The operating leases relate to the rental of office space, office equipment and some ancillary lab and production related equipment.  Service contracts relate to a portion of information services outsourced to a third party.

Royalty and Milestone Payments

The Company is obligated to make certain royalty payments based on related product sales and milestone payments based on the achievement of certain specified events.

The Company is committed under various contractual commitments requiring minimum annual payments as follows:

	Operating Leases	Service Contracts	Milestone Obligations
2005	$152	$180	$333
2006	64	196	399
2007	—	196	399
2008	—	16	399
Thereafter	—	—	399
	$216	$588	$1,929

All contractual obligations related to 2004 and 2003 were fully paid as of December 31, 2004 and December 31, 2003, respectively.

Agreement Pertaining to DRAXIS Pharma.

In connection with the acquisition of the 32.7% interest in DRAXIS Pharma from SGF (see Note 17), the Company may be required to pay to SGF in limited circumstances involving a change of control of the Company or DRAXIS Pharma or a sale of substantially all of the assets of DRAXIS Pharma prior to April 22, 2005.

Legal Proceedings

From time to time, the Company becomes involved in legal proceedings and claims which arise in the ordinary course of business.

The Company considers that the ultimate liability with respect to any known actions will not materially affect the business, financial position, results of operations or cash flows of the Company.

22.          Related Party Transaction

Significant transaction not otherwise disclosed in the accompanying financial statements is as follows:

	2004	2003	2002
Rent paid to a company jointly controlled by a member of the Board of Directors included in selling, general and administration expenses	$125	$130	$125

The aforementioned transaction is in the normal course of operations and is measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

23.          Financial Instruments

Fair Value

The fair values of cash, accounts receivable, accounts payable and accrued charges are equivalent to their carrying values because of the short-term maturity of those instruments.  The Company is not party to any derivative instruments.

Credit Risk

The Company is subject to credit risk through trade receivables and short-term cash investments.  Credit risk with respect to trade receivables is limited given the creditworthiness of the counterparties.  The Company invests its excess liquidity in high quality government securities and short-term commercial paper, bank deposits and money market mutual funds, which are invested in high quality, short-term securities.

Currency Risk

The Company’s foreign exchange exposure for accounting purposes mainly relates to the U.S.-denominated monetary assets of the Canadian operations of the Company. Changes in the exchange rate may result in a decrease or increase in the foreign exchange gain or loss.  The Company does not actively hedge this exposure but reduces the exposure by maintaining the minimum level of U.S.-denominated cash available to meet its short-term cash requirements.

24.          Comparative Information

The Company has reclassified certain prior years’ information to conform with the current year’s presentation.