Form 20-F
period 2005-12-31
DRAXIS HEALTH INC /CN/
filed 2006-03-31
CIK 845802

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

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

Shares – 41,588,005 common shares (as of 12/31/05)

Indicate by check mark if the registrant is  a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes   ☐   No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☒   No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One)

Large accelerated filer ☐                                       Accelerated filer ☒                                        Non-accelerated filer ☐

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

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

DRAXIS Health Inc. (“DRAXIS” or the “Company”) is a specialty pharmaceutical company providing products in three categories: sterile products, non-sterile products and radiopharmaceuticals.  Sterile products include liquid and freeze-dried (lyophilized) injectables and sterile ointments.  Non-sterile products are produced as solid oral, liquid and semi-solid dosage forms.  Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications.  In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development program for new products.  As of January 1, 2005, all of the operations of the Company are carried out through our wholly owned subsidiary DRAXIS Specialty Pharmaceuticals Inc., which operates two major divisions, DRAXIS Pharma (contract manufacturing) and DRAXIMAGE (radiopharmaceuticals).  Our operations are carried out at our sole manufacturing facilities located at 16751, Trans-Canada Highway, Kirkland, Québec, H9H 4J4, Canada (our “manufacturing facilities” or “facility”).  For the year ended December 31, 2005, 68.9% of our consolidated revenues were derived from DRAXIS Pharma (contract manufacturing) and 24.3% of our consolidated revenues were derived from DRAXIMAGE (radiopharmaceuticals).

Our subsidiary Deprenyl Animal Health, Inc. (“DAHI”) receives licensing and royalty revenue related solely to ANIPRYL®, a companion animal health product.  It does not engage in any operations.

Our registered and principal office is located at 6870 Goreway Drive, 2nd Floor, Mississauga, Ontario, L4V 1P1, Canada.

Unless otherwise indicated herein, the information presented in this Annual Report (Form 20-F) is for the year ended December 31, 2005.

The selected data set forth in the following table are expressed in U.S. dollars and in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).  All data presented below should be read in conjunction with, and is qualified in its entirety by, reference to our audited Consolidated Financial Statements and Notes thereto for the year ended December 31, 2005 which are included in this annual report.

Selected Five-Year Review

(in thousands of U.S. dollars except share related data)

	2005	2004	2003	2002	2001
Operations
Revenues
Product sales	72,989	61,693	40,535	30,338	27,151
Royalty and licensing	6,444	7,627	8,658	8,302	6,752
	79,433	69,320	49,193	38,640	33,903

Operating income	9,764	9,856	6,686	2,894	1,773

Income (loss) from continuing operations	7,784	7,977	4,671	3,020	(1,015)
(Loss) income from discontinued operations, net of tax	—	(61)	8,531	(834)	(569)
Net income (loss)	7,784	7,916	13,202	2,186	(1,584)

Basic income (loss) per share
- From continuing operations	$0.19	$0.20	$0.13	$0.08	$(0.03)
- From discontinued operations	—	—	0.23	(0.02)	(0.02)
	$0.19	$0.20	$0.36	$0.06	$(0.05)

Diluted income (loss) per share
- From continuing operations	$0.18	$0.19	$0.13	$0.08	$(0.03)
- From discontinued operations	—	—	0.23	(0.02)	(0.02)
	$0.18	$0.19	$0.36	$0.06	$(0.05)

Financial Position at December 31
Cash and cash equivalents	12,390	5,926	10,563	4,899	5,602
Total assets	95,820	88,785	76,553	67,951	64,360
Long-term debt	—	—	10,466	12,726	8,060
Common shareholders’ equity	81,628	69,920	41,647	20,227	16,878
Book value per common share	1.96	1.70	1.12	0.55	0.46

Share Information
Number of shares outstanding at end of year	41,588,005	41,015,326	37,297,817	37,098,690	36,613,434
Weighted average number of shares - basic	41,471,798	39,886,219	37,114,648	36,981,985	36,587,794
Weighted average number of shares - diluted	42,365,782	41,054,883	37,194,994	37,337,879	36,610,927

Overview

This Annual Report (Form 20-F) contains forward-looking statements (within the meaning of the Securities Exchange Act of 1934, as amended) and information that are based on management’s beliefs, as well as assumptions made by and information currently available to management.  When used in this Annual Report (Form 20-F), the words “anticipate,” “estimate,” “plan”, “believe,” “expect,” “potential,”

“intend,” “designed” and “should” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements necessarily make numerous assumptions with respect to: industry performance; general business, economic and regulatory conditions; access to markets and materials; and other matters, all of which are inherently subject to significant uncertainties and contingencies and many of which are beyond our control.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions made or factors considered in making a forward looking statement prove incorrect, actual results may vary materially from those anticipated, estimated or projected.  We believe that any of the following risk factors could cause our actual results to differ from those that may have been or may be projected in forward-looking statements made by us or on our behalf from time to time.  The forward-looking statements in this Annual Report (Form 20-F) are contained principally under Items 4 and 5.

RISK FACTORS

Our future financial condition, results of operations and business could be materially affected by the risks and uncertainties discussed below, or otherwise, and historic trends should not be used to anticipate results or trends in future periods:

Risks Related to our Industry

WE MAY NOT BE ABLE TO GET TIMELY REGULATORY APPROVAL FOR OUR PRODUCTS AND WE MUST COMPLY WITH REGULATORY REQUIREMENTS TO MANUFACTURE AND MARKET OUR PRODUCTS.

The manufacturing and marketing of our existing and potential products, as well as preclinical studies and clinical trials, are subject to extensive regulation and approval by the Therapeutic Products Directorate (“TPD”) of the Health Products and Food Branch Inspectorate of Health Canada (“HPFBI”) and other authorities in Canada and by numerous federal, state and local government authorities in the United States, including the Food and Drug Administration (“FDA”). Similar regulatory requirements exist in Europe and other countries.  To the extent we choose to distribute our products in foreign markets, we may rely on licensees to obtain regulatory approvals in such countries.  Any failure or delay by us, our collaborators or licensees to comply with applicable requirements or obtain regulatory approvals for our products could adversely affect the marketing of products developed or licensed by us and our ability to receive product or royalty revenue.

As of December 31, 2005, DRAXIMAGE had five regulatory submissions filed with European regulatory authorities: four with the Medicines Evaluation Board in the Netherlands and one with the Danish Medicines Agency.  The submission dates for these radiopharmaceutical products range from June 2003 to December 2004.  All of the approvals sought by DRAXIMAGE in Europe are for marketing authorizations through the mutual recognition procedure, which involves obtaining approval in one state (the “reference member state”) and recognition of that approval in other member states.  All of the approvals being sought by DRAXIMAGE in Europe are for radiopharmaceutical products already approved in Canada or the U.S.  One of these five European submissions was for DRAXIMAGE’s kit for the Preparation of Technetium Tc-99m Albumin Aggregated Injection (MAA Kit) for which DRAXIMAGE received approval in one reference member state, the Netherlands, in February 2005.

The regulatory process for innovative products generally involves preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources.  For generic products, the regulatory process does not typically involve clinical studies.  Moreover, if regulatory approval of a drug or diagnostic product is granted, such approval may entail limitations on the indicated uses for which it may be marketed.  Our failure to comply with applicable regulatory requirements can, among other things, result in the suspension of our regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.  Further, government policy may change and additional government regulations may be established that could prevent or delay regulatory approvals for our products.  In addition, a marketed drug and its manufacturer are subject to continual review.  Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

DRAXIMAGE manufactures approximately 65% of the active pharmaceutical ingredients that are used in the radiopharmaceutical products it manufactures.  The final products in which the active pharmaceutical ingredients are used are subject to regulation for safety and efficacy by the FDA, TPD and regulatory authorities in other jurisdictions, as the case may be.  Final products must be approved by the FDA, TPD and the regulatory authorities in other jurisdictions, as the case may be, before they can be commercially marketed.  The process of obtaining regulatory clearance for marketing is uncertain, costly and time-consuming.  We cannot predict how long the necessary regulatory approvals will take or whether we or our customers for whom we manufacture products will ever obtain such approval for products.  To the extent that we and/or our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

All products manufactured by us (including those manufactured for our contract manufacturing customers) will have to comply with the current Good Manufacturing Practices (“cGMP”) imposed under the laws of the U.S., Canada and other jurisdictions, as well as the guidelines and policies of TPD, FDA and the regulatory authorities in other jurisdictions, as the case may be.  In addition, products containing radioactive isotopes will have to comply with the guidelines and regulations of the Canadian Nuclear Safety Commission in Canada and the United States Nuclear Regulatory Commission and other similar regulations in other countries.  Compliance with cGMP regulations requires us to expend time, money and effort on our production facilities and to maintain precise and extensive records and quality control to ensure that our products meet applicable specifications and other requirements. The FDA, TPD and other regulators may periodically inspect our drug manufacturing facilities to ensure compliance with applicable cGMP requirements.  In addition, our customers also periodically inspect our manufacturing facilities to ascertain compliance with cGMP requirements.  If we fail to comply with the cGMP requirements, we may become subject to possible regulatory action, and manufacturing at the facility could consequently be suspended, causing possible loss of profit, regulatory fines and third-party liability.  To date we have not been subject to any notice of material non-compliance.

The FDA, TPD or other regulatory authorities may also require us to submit lots of a particular product for inspection. If the product lot fails to meet applicable requirements, then the following actions might be taken: (i) restrict the release of the product; (ii) suspend manufacturing of the specific product lot; (iii) order a recall of the product lot; or (iv) order a seizure of the product lot.

WE MAY NOT BE ABLE TO OBTAIN AND ENFORCE EFFECTIVE PATENTS TO PROTECT OUR PROPRIETARY RIGHTS FROM USE BY COMPETITORS, AND THE PATENTS OF OTHER PARTIES COULD REQUIRE US TO STOP USING OR TO ACQUIRE A LICENSE FOR CONDUCTING CERTAIN BUSINESS ACTIVITIES, AND OUR COMPETITIVE POSITION AND PROFITABILITY COULD SUFFER AS A RESULT.

Our success will depend, in part, on our ability to obtain, enforce and maintain patent protection for our radiopharmaceutical and ANIPRYL® technologies in Canada, the United States and other countries.  Patents for our radiopharmaceutical technologies have expiry dates ranging from October 2006 to July 2023.  Patents issued to our subsidiary DAHI for our ANIPRYL® technology, have expiry dates ranging from August 2010 to June 2016.  We cannot assure you that patents will be issued from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect our technology. In addition, we cannot assure you that any patents issued to or licensed by us will not be challenged, invalidated, infringed or circumvented, or that the rights granted under these patents will provide a continuing competitive advantages to us.  The patent positions of pharmaceutical and biotechnology firms, including ours, are generally uncertain and involve complex legal and factual questions.  In addition, we do not know whether any of our current research endeavors will result in the issuance of patents in Canada, the United States or elsewhere, or if any patents already issued will provide significant proprietary protection or will be circumvented or invalidated.  Since patent applications in the United States and Canada are maintained in secrecy for at least 18 months from the date of filing, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we will be the first to create inventions claimed by pending patent applications or that we will be the first to file patent applications for such inventions.  Our failure to obtain patents for our products could negatively affect our competitive position.

Our commercial success will also depend in part on our not infringing patents or proprietary rights of others and not breaching the licenses granted to us.  In the event that we are found to have infringed other parties’ patents, licenses may not be available to us on terms that are favorable or at all.  In addition, the degree of patent protection afforded to pharmaceutical or biotechnological inventions around the world is uncertain and varies significantly among different countries.  There can be no assurance that we will be able to license third-party technology or patents that we may require to conduct our business or that such technology or patents can be licensed at a reasonable cost. Failure by us or our collaborators or customers to license any technology or patents that we may need to commercialize our technologies or manufacture our products may result in delays in marketing our products or may impede our inability to proceed with the development, manufacture or sale of products requiring such licenses.

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

We also rely on unpatented trade secrets, improvements and know-how with respect to our contract manufacturing operations and all of our operations associated with our radiopharmaceutical kit business to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our customers, collaborators, employees and consultants.  These agreements could be breached, and we may not have adequate remedies for any breach. Further, our trade secrets could otherwise become known or be independently discovered by competitors.

ALTHOUGH WE CARRY PRODUCT LIABILITY INSURANCE, A SUCCESSFUL LIABILITY CLAIM COULD NEGATIVELY IMPACT OUR BUSINESS.

We may be subject to liability claims by those who purchase our contract manufacturing services, for the use of any of our products under clinical development and the sale and use of any of our approved products.  Such claims might be made directly by customers, consumers, healthcare providers or pharmaceutical companies or others selling such products.  Although we believe that our insurance coverage is reasonably adequate to insulate us from potential product liability claims and we have not historically experienced any problems associated with claims by those who purchase our contract manufacturing services or users of our products under development or that we manufacture, we cannot provide any assurance that we will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to this potential liability.  We might not be able to maintain or obtain additional commercially reasonable product liability insurance for any products approved for marketing and sale.  Even unsuccessful product liability claims could result in the expenditure of funds in litigation and the diversion of management time and resources and could damage our reputation and impair the marketability of our products, which could have a material adverse effect on our financial condition and results of operation.

On July 22, 2005, we announced that, together with other defendants, we had received a Statement of Claim filed before the Superior Court of Justice of Ontario alleging that Permax®, a drug that we distributed in Canada for a third party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”.  The plaintiff is seeking to have this action certified as a class action.  We believe this claim against us is without merit and we intend to vigorously defend this proceeding and any motion for certification.  Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, our Canadian pharmaceutical sales and marketing division.  In July 2003, we sold the DRAXIS Pharmaceutica division to Shire BioChem Inc. (“Shire”).

IF THE MARKET DOES NOT ACCEPT OUR PRODUCTS CURRENTLY IN DEVELOPMENT, OUR BUSINESS COULD BE HARMED.

There can be no assurance that any of our products currently in development or our recently approved products will achieve market acceptance.  The degree of market acceptance will depend upon a number of factors, including the receipt of regulatory approvals (generic and innovative products), the establishment and demonstration in the medical community of the clinical efficacy and safety of our products (innovative products), the establishment and demonstration of their potential advantages to existing and new diagnostic and treatment methods and the reimbursement policies of government and third-party payers and most importantly, the launching of competing products by our competitors that become established prior to the launch of our products in development. There can be no assurance that physicians, patients, payers or the medical community in general will accept and utilize any existing or future products.

We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available.  There can be no assurance that existing products or new products developed by our competitors will not be more effective, or be more effectively marketed and sold, than any of the products that may be developed, manufactured or sold by us.  Competitive products may render our products obsolete and uncompetitive prior to recovering our research, development or commercialization expenses incurred with respect to any such products.

For example, in a press release dated March 27, 2006, we announced that although our product FIBRIMAGE® had met primary end points in its Phase III clinical trial in Canada, further market analysis had shown that new technologies have successfully captured the current deep venous thrombosis indications and there is no longer an economically interesting market opportunity at this time in either the at-risk asymptomatic patient, or those with symptoms.  We further indicated that we had decided that no significant further work will be conducted in the development of this product for its current indications but that other potential opportunities for this product would be explored.

We currently have other products in development that could be exposed to this risk.

With respect to our radiopharmaceutical operations, we believe that the only radiopharmaceutical imaging products on the market at this time which may compete with DRAXIMAGE’s INFECTON® product under clinical development (Phase II in Canada, U.S. and U.K.) are NeutroSpec® and LeukoScan®.  In July 2004, Mallinckrodt (a business unit of Tyco Healthcare) and Palatin Technologies, Inc. (“Palatin”) announced that they had received FDA approval to market and manufacture NeutroSpec® (formerly known as LeuTech®), a Technetium-labeled monoclonal antibody that binds to white blood cells and is indicated for diagnosing difficult-to-diagnose appendicitis, which will compete with our INFECTON® product currently in Phase II development.  On December 19, 2005, Palatin announced that, as a result of the safety concerns raised in connection with the use of NeutroSpec® identified during routine pharmacovigilance, Palatin and Mallinckrodt decided to voluntarily suspend the sales, marketing and distribution of NeutroSpec® and recall existing customer inventories of this product.  In addition, Immunomedics, Inc. announced in January 2005 that it received Health Canada approval for the marketing and use of LeukoScan® for the detection of osteomyelitis.  LeukoScan® is a murine monoclonal IgG antibody fab’ fragment labeled with Tc-99m.  We believe that INFECTON® will be capable of distinguishing inflammation from infection and as such would offer an advantage over agents that bind to white blood cells and which cannot distinguish between infection and inflammation.

To our knowledge, there are two approved somatostatin-based imaging products in the marketplace which may compete with our SOMATOSCAN® product currently in pre-clinical development: OctreoScan® from Tyco International Ltd. and NeoTect® from Berlex Laboratories Inc.  Both of these molecules offer similar information but OctreoScan® is based on Indium-111 and is more expensive than Tc-99m-based NeoTect® and must be delivered in radioactive form.  We are aware that development work is also being done on other somatostatin-based cancer therapy products that would compete with Somatostatin Therapy.  We believe that by enabling the same molecule to be used for both diagnosis and therapy, physicians may have a greater ability to deliver therapeutic quantities of radiation specifically to well-defined targets in the body with our product.

With respect to our licensed technology, no significant competition for ANIPRYL® has been experienced to date in Canada or the United States from products approved for veterinary or human use.  However, there are other treatments available that have not been approved in Canada or the United States to treat canine Cushing’s disease, but which we believe may be being used off-label for canine Cushing’s disease: LYSODREN® (mitotane) by Bristol-Myers Squibb Co., which was approved for use in the treatment of human inoperable cancer of the adrenal gland, and NIZORAL® (ketoconazote) tablets by Johnson & Johnson Inc., an anti-fungal medication, which was approved for the treatment of various internal and external fungal and yeast infections in humans.  We believe that human use selegiline used for the treatment of Parkinson’s disease, although not approved for veterinary use, may also compete with the use of ANIPRYL® in dogs.

WE DO NOT HAVE THE SAME AMOUNT OF RESOURCES AS SOME OF OUR COMPETITORS.

Many of our existing or potential competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than we do. In addition, many of these competitors have significantly greater experience in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining regulatory approvals, manufacturing and marketing such products.  Accordingly, our competitors may succeed in commercializing products more rapidly or effectively than us.

WE OPERATE IN A VERY COMPETITIVE MARKET.

DRAXIS Pharma, our contracting manufacturing division, competes with pharmaceutical companies that have in-house manufacturing capabilities as well as with third-party contract manufacturers, including Hospira Inc., Boehringer Ingelheim, Cardinal Health, Inc., DPT Laboratories, Haupt Pharma AG, Patheon Inc., Hollister-Stier Laboratories LLC and DSM Pharmaceuticals, Inc.

DRAXIMAGE, our radiopharmaceuticals division, competes with the following companies that have significant radiopharmaceutical operations: Bristol-Myers Squibb Company, Cardinal Health, Inc., Amersham Health, part of GE Healthcare (“GE Amersham Healthcare”), Tyco International Ltd., Schering AG, and Bracco SpA.  In addition, there are a number of companies that are developing and/or marketing other radiopharmaceutical products, including MDS Nordion Inc., Immunomedics, Inc., Biogen Idec Inc. and NeoRx Corporation.

FAILURE OF ONE OF OUR CURRENT OR FUTURE CLINICAL TRIALS COULD HAVE A MATERIALLY NEGATIVE IMPACT ON OUR FUTURE PROSPECTS.

The development of new products is subject to a number of significant risks.  Potential products that appear to be promising in various stages of development may not reach the market for a number of reasons.  Such reasons include, but are not limited to, the possibility that the potential product will be found ineffective or unduly toxic during preclinical or clinical trials, fails to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical to market or not achieve market acceptance, or be precluded from commercialization by proprietary rights of third parties.  Certain products we are attempting to develop have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable.  Production of such products may require the development of new manufacturing technologies and expertise.  The impact on our business in the event that new manufacturing technologies and expertise would have to be developed is uncertain.  Many of our potential products will require significant additional research and development efforts and significant additional preclinical and clinical testing prior to any commercial use.  There can be no assurance that we will successfully meet any of these technological challenges or others that may arise in the course of product development.

Before obtaining regulatory approval for the commercial sale of any innovative product under development, we must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious.  As of March 31, 2006, our INFECTON® product is in Phase II trials in Canada, the U.S. and the U.K.  The results of preclinical studies and early-stage clinical trials may not be totally predictive of results obtained in larger late-stage clinical trials, and there can be no assurance that our clinical trials will demonstrate safety and efficacy, achieve regulatory approvals or result in marketable products.  A number of companies in the biotechnology and pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier clinical trials.

OUR PROFIT DEPENDS IN PART ON REIMBURSEMENT POLICIES AND REGULATIONS OF GOVERNMENT HEALTH ADMINISTRATION AUTHORITIES, PRIVATE HEALTH INSURERS AND OTHER ORGANIZATIONS.

The business and financial condition of pharmaceutical companies will continue to be affected by the efforts of governments and third-party payers to contain or reduce the costs of healthcare through various means.  For example, in certain markets, pricing or profitability of pharmaceutical products, medical devices and diagnostic products is subject to government control.  In Canada, the Patented Medicine Prices Review Board (“PMPRB”) monitors and controls prices of patented drug products marketed in Canada.  The PMPRB may assert jurisdiction over our products under development which may limit the prices that can be charged for such products in Canada.  We may not be able to obtain prices for our products under development that will make them commercially viable exclusively in Canada.  In the United States there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar pricing controls by government.  In addition, the emphasis on managed healthcare in the United States has increased and will continue to increase the pressure on pharmaceutical pricing.  While we cannot predict whether such legislative or regulatory proposals will be adopted or the effects such proposals or managed healthcare efforts may have on our business, the announcement of such proposals or efforts could have a material adverse effect on the market price of our securities and, if adopted, on our business and financial condition and that of our current and prospective customers.  Accordingly, our ability to establish strategic alliances may be adversely affected.  In addition, in Canada, the United States and elsewhere, sales of prescription pharmaceutical products and radiopharmaceutical products are dependent, in part, on the availability of reimbursement to the consumer from third-party payers, such as government and private insurance plans.  Third-party payers are increasingly challenging the prices charged for medical products and services.  To the extent we succeed in bringing new products to market, there can be no assurance that these products will be considered cost-effective and that reimbursement to consumers will be available or will be sufficient to allow the sale of these products on a competitive basis.

Risks Related to our Company

WE ONLY HAVE ONE MANUFACTURING FACILITY AND FACTORS BEYOND OUR CONTROL COULD CAUSE AN INTERRUPTION IN OUR MANUFACTURING OPERATIONS, WHICH WOULD ADVERSELY AFFECT OUR REPUTATION IN THE MARKETPLACE AND OUR RESULTS OF OPERATIONS.

All of our manufacturing facilities are located in the same location in Kirkland, Québec.  To succeed, we must be able to operate our manufacturing facilities without significant interruption and deliver radiopharmaceutical and contract manufacturing products in a timely manner. We could suffer an interruption in our manufacturing operations caused by damage from a variety of sources, many of which are not within our control, including fire, flood, earthquake and other natural disasters; power loss and telecommunication failure; disruption to transportation systems; equipment or machinery failure; software and hardware errors, failures or crashes and similar disruptions; or undue delays or restrictions with air transport systems and cross-border shipments. Any significant interruptions in our manufacturing operations or our ability to deliver time-sensitive products would damage our reputation in the marketplace and have a negative impact on our results of operations.  For example, during the third quarter of 2005, DRAXIS Pharma, our contract manufacturing operating division, extended its regularly scheduled summer shutdown period at the beginning of the third quarter in the sterile area of our manufacturing facility, in order to correct an electrical panel failure and make associated repairs.  The revalidation of the entire sterile area following these repairs and the related recalibration of production schedules due to this interruption had material financial implications which negatively affected our third and fourth quarter results.  As a further example, if there was a cessation of flights leaving Canada for the U.S., then the radiopharmaceutical products manufactured by DRAXIMAGE, which are delivered in part via airplanes, could not be delivered to customers on a timely basis and our products would be harmed due to their short shelf-life.  Also, if there was a prolonged loss of hydroelectric power at our manufacturing facility, then the manufacturing of our products may be impaired because we may not have sufficient back-up electrical power from independent generators for the duration of the hydroelectric interruption.  Although we believe that we carry adequate property and business interruption insurance, we cannot provide any assurance that we will be able to maintain such insurance coverage at a reasonable cost or in sufficient amounts to protect us against all potential eventualities.

IF OUR COLLABORATIVE AND COMMERCIAL RELATIONSHIPS WITH THIRD PARTIES ON WHOM WE RELY ARE UNSUCCESSFUL, OUR BUSINESS MAY SUFFER.

To be successful, we must continually establish and maintain strategic relationships with leaders in a number of biotechnology and pharmaceutical industry segments.  This is critical to our success because such relationships enable us to extend the reach of our products and sales in various jurisdictions, generate additional revenue and develop and deploy new products in various marketplaces.  Entering into strategic relationships is complicated, as some of our current and future strategic partners may decide to compete with us in some or all of the markets in which we operate or refuse to fulfill or honor their contractual obligations to us.  In addition, our relationships with customers always require us to manufacture products in accordance with their specifications that are issued to us from time to time.  If we are unable to meet our customers’ specifications, our strategic relationships would be harmed.  We currently have strategic relationships with (i) Pfizer Consumer Healthcare, a division of Pfizer Canada, Inc. (“Pfizer Canada”), that covers several non-prescription products for the Canadian market, including Polysporin®, Sudafed®, Actifed® and Zincofax®, (ii) Genzyme Corporation (“Genzyme”) to manufacture Hectorol® Injection, (iii) GlaxoSmithKline Inc. (“GSK”) to supply it with established sterile products marketed by GSK in multiple international markets and a prescription sterile injectable product for the U.S. market and (iv) Cardinal Health 414, Inc. in respect of our Iodine I-131 kits, MAA, DTPA and MDP products sold in the U.S.

A SIGNIFICANT PORTION OF OUR BUSINESS IS DEPENDENT ON A SMALL NUMBER OF KEY CUSTOMERS.

For the year ended December 31, 2005, our three largest customers, Genzyme, GSK and Pfizer Canada, represented 58% of our consolidated revenues (23%, 22% and 13% respectively). The termination by any of these customers of its relationship with us would have a material adverse effect on our business, financial condition and results of operations unless we could replace those customers in a timely fashion.

IF OUR COLLABORATORS, EMPLOYEES, OR CONSULTANTS DISCLOSE OUR CONFIDENTIAL INFORMATION TO OTHERS DESPITE CONFIDENTIALITY AGREEMENTS IN PLACE, OUR BUSINESS MAY SUFFER.

Our practice is to require our employees, collaborators, consultants and outside scientific advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships.  These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties, subject to certain specific limited exceptions.  In the case of employees, the agreements provide that all inventions conceived by the individual shall be our exclusive property.  These agreements, however, may not provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information.  For example, trade secrets regarding the recipe to manufacture one of our radiopharmaceutical kit or capsule products could be disclosed, allowing our competitors to copy the recipe and manufacture a competing product.

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

We have in place facilities and procedures designed to reduce and, to the extent possible,

eliminate the risk of environmental contamination resulting from the processing of raw materials and, more specifically, from the radiopharmaceutical business of DRAXIMAGE and the contract manufacturing business of DRAXIS Pharma.  We also have in place regular maintenance programs to ensure continued compliance with all applicable health and safety, environmental and nuclear safety regulations.  We believe that the operations at our manufacturing facilities comply in all material respects with applicable health and safety, environmental and nuclear safety laws.  As of December 31, 2005, we have not received any notice stating that we are not in compliance with any such legislation applicable to us.

Canadian and U.S. federal, state, local and provincial regulations govern extensively the use, manufacture, storage, handling, transport and disposal of hazardous material and associated waste products.  Although we believe that the operations at our facilities comply in all material respects with applicable laws, we cannot completely eliminate the risk of substantial environmental liabilities especially in respect of environmental contamination resulting from the processing of raw materials from the radiopharmaceutical business of DRAXIMAGE and the manufacturing business of DRAXIS Pharma.  Any failure by us or any of our subsidiaries to comply with such present or future laws could result in any of the following: (i) cessation of portions or all of our or our subsidiaries’ operations; (ii) imposition of fines; (iii) restrictions on our or our subsidiaries’ ability to carry on or expand our operations; (iv) significant expenditures by us in order to comply with laws and regulations; or (v) liabilities in excess of our resources.

OUR BUSINESS COULD BE HARMED IF THERE WERE A DISPUTE OR DISRUPTION WITH OUR UNIONIZED EMPLOYEES.

The products manufactured by DRAXIS Pharma represent a significant amount of our consolidated revenues.  68.9% of our consolidated revenues for the year ended December 31, 2005 were derived from DRAXIS Pharma.  Although a collective agreement with a five-year term to April 30, 2008 was ratified, by DRAXIS Pharma, in February 2004 with the United Food & Commercial Workers International Union, Local 291 (AFL-CIO), there can be no assurance that future labor difficulties will not arise, and if they did arise then the production and delivery of those products manufactured by DRAXIS Pharma would be impaired for the duration of those labor difficulties.

OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO GROW, AND IF WE ARE UNABLE TO MANAGE OUR GROWTH EFFECTIVELY, WE MAY INCUR UNEXPECTED EXPENSES AND BE UNABLE TO MEET OUR CUSTOMERS’ REQUIREMENTS.

We will need to maintain, expand and upgrade our manufacturing facilities and operations to execute current commercial obligations to customers, widen our customer base and increase manufacturing efficiencies over the next few years.  We cannot be certain that DRAXIS Pharma will be able to enter into enough lucrative third-party manufacturing contracts to increase its profitability.  If we do secure advantageous agreements, we cannot be certain that our employees, systems, procedures, controls, productive capacity and existing space will be adequate to support expansion of the operations.  Our future operating results will depend on the ability of our officers and key employees to manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems and operational excellence in order to achieve established business objectives.  An unexpectedly large increase in the volume of manufacturing business or the number of orders placed by customers may require us to expand capacity and further upgrade our manufacturing facilities and the technology related to our manufacturing.  We may not be able to project the rate of timing of such increases or customer demands accurately or to expand and upgrade our manufacturing facilities and supporting systems and infrastructure to accommodate such increases.  Difficulties in managing future growth and meeting customers’ expanded requirements could have a significant negative impact on our business and its profitability.

OUR FINANCIAL RESULTS MAY FLUCTUATE, AND OUR FUTURE REVENUE AND PROFITABILITY ARE UNCERTAIN.

Our ability to achieve and maintain profitability in the foreseeable future depends on the commercial success of our products and services.  Because we will be launching or are in the process of launching new products in new markets such as our Sodium Iodide I-131 Capsules USP, Diagnostic-Oral in the U.S., revenues are difficult to predict and may fluctuate substantially from period to period.  In addition, product development programs will require substantial additional investment, including the cost of clinical trials for innovative products, obtaining additional regulatory approvals, if necessary, and marketing and sales expenses associated with potential new product introductions.  Our manufacturing facilities will continue to require capital investment in order to maintain, upgrade and expand their operations.  The success of DRAXIMAGE and DRAXIS Pharma will rely significantly on the ability of both divisions to maintain and to increase substantially their manufacturing capabilities to satisfy customer demand.  There can be no assurance that, or when, we will successfully develop, receive regulatory approvals for, or manufacture or market any new products for our own marketing purposes or for third parties.  DRAXIS Pharma may fail to secure sufficiently lucrative third-party manufacturing contracts to increase its profitability.  In addition, DRAXIS Pharma may lose anticipated volumes of new products if the customers for whom it manufactures said products do not receive required approvals for the commercial sale of same.  DRAXIS Pharma may also lose anticipated volumes of existing products if its customers lose market share for products due to decreased demand for said products.  DRAXIMAGE may fail to increase its market penetration of its radioactive products, particularly in the U.S.  DRAXIMAGE may also fail to increase its international sales of its key Tc-99m kits and Iodine I-131 products, particularly in Europe.  The research, development, production and marketing of new products will require the application of considerable technical and financial resources by us and our customers, while revenues that are generated by such products, if successfully developed and marketed, may not be realized for several years.  We may not be able to sustain profitability.  We may require external financing to complete certain aspects of our three-year strategic plan, and external sources of capital may not be available to us at an acceptable cost.

IF WE CANNOT ADAPT TO CHANGING TECHNOLOGIES, OUR PRODUCTS AND SERVICES MAY BECOME OBSOLETE AND OUR BUSINESS COULD SUFFER.

Because the biotechnology, pharmaceutical and radiopharmaceutical industry is characterized by technology change and obsolescence, we may be unable to anticipate changes in our current and potential customer requirements that could make our existing technology obsolete.  Our success will depend, in part, on our ability to continue to enhance our existing products and services, develop new technology that addresses the increasing sophistication and varied needs of our respective customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis.  The development of our proprietary technology and investing in certain niche markets entails significant technical and business risks.  We may not be successful in using our new technologies or exploiting our niche markets effectively or adapting our businesses to evolving customer requirements or emerging industry standards.

WE ARE EXPOSED TO EXCHANGE RATE FLUCTUATIONS WHICH COULD NEGATIVELY AFFECT OUR BUSINESS.

A substantial portion of our consolidated revenues are now, and are expected to continue to be, realized in U.S. dollars.  Our operating expenses are primarily paid in Canadian dollars.  We may be adversely affected by a significant and rapid strengthening of the Canadian dollar against the U.S.

dollar, should the Canadian dollar rise in value compared to the U.S. dollar by more than 10 cents.  We do not currently use derivative instruments to hedge our foreign exchange risk and currently have no plans to do so in the near future.  For fiscal year 2005, U.S. dollar revenue accounted for approximately 50% of the Company’s consolidated revenue.  During this same period, the value of the U.S. dollar versus the Canadian dollar decreased by 3.5% from January 1, 2005 to December 31, 2005.  As a result, in 2005 we had to charge to income approximately $398,000 due to foreign exchange translation losses related to the strengthening of the Canadian dollar.

IF WE LOSE THE SERVICES OF KEY PERSONNEL, WE MAY BE UNABLE TO REPLACE THEM, AND OUR BUSINESS COULD BE NEGATIVELY AFFECTED.

Our success depends on the retention of principal members of our management staff, including Dr. Martin Barkin, Mr. Dan Brazier, Mr. Jean-Pierre Robert and Mr. John Durham and on our ability to continue to attract, motivate and retain additional key personnel.  We have employment agreements with all our key management, with no fixed terms of duration.  We have key man insurance on the lives of Dr. Martin Barkin, Mr. Jean-Pierre Robert and Mr. John Durham.  The market for retaining and obtaining such key personnel is intensely competitive, and the loss of the services of key personnel or the failure to recruit necessary replacement and additional personnel in a timely manner could materially and adversely affect operations.

ALTHOUGH WE CONSIDER THE COMPANY TO HAVE GOOD DEFENSES TO SUCH ACTIONS, SHOULD THE CURRENT LAWSUITS AGAINST US SUCCEED, WE COULD INCUR A SUBSTANTIAL LOSS.

In 1998, a Canadian legal proceeding was launched against us and our subsidiary DAHI by a former consultant, Jozsef Knoll, claiming royalty entitlements based on the net profit from sales of ANIPRYL®.  Total damages claimed are $100 million, including a claim to certain shares of DAHI. However, the plaintiff has taken no steps in the last six years to move the claim forward.  While we believe that we have good defenses to the Knoll proceeding, this dispute may not be resolved in our favor, if it is pursued.  It is possible that a court or arbitration tribunal may find us to be in breach of certain agreements, or infringing validly issued patents of third parties or practicing the intellectual property of others.  In that event, in addition to the cost of defending the underlying proceeding, we may have to pay license fees, additional royalties and/or damages and may be ordered to assign certain ANIPRYL®-related patents and be prohibited from conducting certain activities.  Under such circumstances, we could incur substantial loss and our business could be negatively affected.

On July 22, 2005, we announced that, together with other defendants, we had received a Statement of Claim filed before the Superior Court of Justice of Ontario alleging that Permax®, a drug that we distributed in Canada for a third party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”.  The plaintiff is seeking to have this action certified as a class action.  We believe this claim against us is without merit and we intend to vigorously defend this proceeding and any motion for certification.  Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, our Canadian pharmaceutical sales and marketing division.  In July 2003, we sold the DRAXIS Pharmaceutica division to Shire.

Risks Related to our Common Shares

OUR COMMON SHARE PRICE HAS BEEN, AND IS LIKELY TO CONTINUE TO BE, VOLATILE.

The market prices for the securities of pharmaceutical and biotechnology companies,

including ours, have historically been volatile, and the market has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.  For the last two years, the price of our stock has ranged from a low of $3.18, to a high of $5.94 on NASDAQ (CDN$4.12 to CDN$7.90 on the Toronto Stock Exchange).  We believe that in 2005 the volatility in the share price and volumes of shares traded was impacted by financial results that differed from market expectations, particularly in the second half of the year as a result of the extended shutdown of production at DRAXIS Pharma for sterile products.  We believe that in 2004 the appreciation in the share price and volumes of shares traded increased due to improvements in financial performance and increased visibility resulting from an equity offering of shares during the first half of 2004.

Factors such as fluctuations in our operating results, announcements of competing technological innovations or new products by our competitors, clinical trial results, governmental regulation and enforcement actions, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by us or others and general market conditions can have an adverse effect on the market price of our shares.  In particular, the realization of any of the risks described herein could have a material adverse impact on such market price.  Unusual sales of substantial amounts of our shares in the public market over a relatively short time period, or the perception that such sales will occur, could also adversely affect the market price of our shares and make it more difficult in the future for us to raise funds through equity offerings.

Item 4.  Information on the Company

DRAXIS is a specialty pharmaceutical company providing products in three categories: sterile products, non-sterile products and radiopharmaceuticals.  Sterile products include liquid and freeze-dried (lyophilized) injectables and sterile ointments.  Non-sterile products are produced as solid oral, liquid and semi-solid dosage forms.  Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications.  In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development program for new products.  As of January 1, 2005, all of the operations of the Company are carried out through our wholly owned subsidiary DRAXIS Specialty Pharmaceuticals Inc., which operates two major divisions, DRAXIS Pharma (contract manufacturing) and DRAXIMAGE (radiopharmaceuticals).  For the year ended December 31, 2005, 68.9% of our consolidated revenues were derived from DRAXIS Pharma (contract manufacturing) and 24.3% of our consolidated revenues were derived from DRAXIMAGE (radiopharmaceuticals).

In addition, DRAXIS has continuing financial interests associated with its collaboration agreements with Pfizer Inc. with respect to ANIPRYL®, and with Shire with respect to Canadian sales of products divested in 2003.

Our consolidated operations are integrated across research, product development, manufacturing, sales and marketing, as well as the in-licensing and commercial development of radiopharmaceutical products and technologies.

DRAXIS has emerged from a transitional phase of its development.  In past years, we were reliant on income earned from ANIPRYL®.  For the year ended December 31, 2005, our collaboration agreement with Pfizer Inc. with respect to ANIPRYL® represented 6.3% of our consolidated revenues which represented the majority of our income from royalties and licensing.  In the near term, we expect to continue to lessen this reliance as we continue to develop a diversified profit base from our other business units.  In particular, we expect radiopharmaceuticals and contract manufacturing to remain major sources of longer-term revenue and earnings.

The common shares of DRAXIS are listed on the Toronto Stock Exchange (ticker symbol DAX) and on NASDAQ (ticker symbol DRAX).  The shares of DRAXIS are included in the NASDAQ Biotechnology Index® (NASDAQ: NBI) since May 23, 2005 and the NASDAQ Healthcare Index® (symbol: IXHC) since July 27, 2005.

Our registered and head office is located at 6870 Goreway Drive, 2nd Floor, Mississauga, Ontario, Canada L4V 1P1.  Telephone: (905) 677-5500. Fax: (905) 677-5494.

The Company’s only manufacturing, research and development facilities are located at 16751 Trans-Canada Road, Kirkland, Québec, Canada H9H 4J4.

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

1-deprenyl), for the treatment of Parkinson’s disease.  We changed our name to DRAXIS Health Inc. in May 1994.

We completed an initial public offering of our common shares in February 1988 on the Toronto Stock Exchange.  Our common shares were listed on NASDAQ in August 1989.

Beginning in 1990, we expanded on our knowledge and experience with selegiline by initiating directly on our own behalf, as well as through contract research arrangements, studies designed to investigate the potential of selegiline for companion animal use.  This initiative ultimately resulted in the formation of our subsidiary DAHI, through which we developed and commercialized a companion animal health product, ANIPRYL®.

In 1991, we began to invest in the applications of aminolevulinic acid photodynamic therapy, which resulted in the formation of a subsidiary, DUSA Pharmaceuticals, Inc. (“DUSA”).  Through a series of transactions from 1991 to 1996, we divested all of our interest in DUSA.

By late 1992, we faced considerable uncertainty due to the impending threat of generic competition for ELDEPRYL® which, at that time, still accounted for almost 100% of our consolidated revenues.  Faced with this as well as other business challenges, in 1992 we began the process of recruiting new senior management to develop and implement a new strategic business plan for the Company to (i) address the generic threat to our lead drug by expanding and diversifying our established Canadian pharmaceuticals franchise; (ii) strengthen our financial position; and (iii) diversify from our historical Canadian base through the acquisition of niche pharmaceutical products and/or manufacturing-oriented businesses with international growth potential.

Since 1993, we implemented the following corporate development initiatives:

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

•              July 2003 – sale to Shire of Canadian marketing rights for substantially all remaining products of our Canadian sales and marketing division (DRAXIS Pharmaceutica).

Financial Position

•              March 1996 – disposition of our remaining interest in DUSA for net proceeds of $6.8 million.

•              April 1996 – public offering of 3,000,000 common shares generating net proceeds of $8.5 million.

•              March 2003 – receipt of $6.5 million from Elan for Canadian rights to unapproved neurology products.

•              July 2003 – receipt of $9.6 million from Shire for Canadian marketing rights for substantially all of the remainder of our divested Canadian sales and marketing division.

•              April 2004 – purchase from SGF Santé Inc. (“SGF”) of its remaining 32.7% interest in our contract manufacturing operations, DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.).

•              April 2004 – closing of an equity financing offering of 3,053,436 units, consisting of one common share of the Company and one half share purchase warrant per unit, for gross proceeds of $13.4 million.

•              December 2004 – repayment of all third-party debt.

•              December 2005 – we initiated a Normal Course Issuer Bid to buy back on the Toronto Stock Exchange for cancellation up to 3,522,530 of our common shares, representing up to 10% of the public float on December 6, 2005.  As at March 20, 2006, 199,200 shares have been repurchased and cancelled at an average market price plus commission of $4.49 (CDN$5.18).

Diversification

•              November 1996 – acquisition of the shares of DAHI that we did not previously own through a mandatory share exchange transaction valued at $17.4 million.

•              July 1997 – $8.6 million acquisition of Merck’s radiopharmaceutical business which became DRAXIMAGE Inc. (now known as DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc.).

•              December 1997 – licensing of ANIPRYL® to Pfizer in return for milestone payments, royalties, a manufacturing supply agreement and a research collaboration.  Cumulatively, to December 31, 2005, $44.5 million has been received in milestone payments, royalties and royalty-related payments from Pfizer.

•              May 1998 – $11.1 million acquisition of our contract manufacturing facility in Kirkland, Québec.

Beginning in 1998, we embarked on a capital expansion plan for construction of our new lyophilization line, the construction of our radiopharmaceutical manufacturing facilities and the subsequent expansion of our radiopharmaceutical operations.

In late 1999 and early 2000, we undertook a strategic review of our operations from the perspective of enhancing shareholder value.  As a result of this review, we resolved to focus our financial and management resources on our radiopharmaceutical and contract manufacturing businesses.

During 2000, we divested our dermatology product lines for aggregate proceeds of $9.0 million.  The largest transaction in this regard was the sale of the SpectroPharm® line of products to Block Drug Company (Canada) Limited (now part of GlaxoSmithKline Consumer Healthcare).

In February 2000, we established a strategic alliance with SGF with the sale of a 34.1% equity interest in DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) to SGF and certain members of DRAXIS Pharma’s management team.

During 2001, we received U.S. and Canadian regulatory approvals for our expanded radiopharmaceutical manufacturing facility and FDA acceptance to manufacture sterile lyophilized and sterile injectable products.

In March 2001, we in-licensed INFECTON®, a Technetium 99m-based radiopharmaceutical for the imaging of infection.

Also during 2001, DRAXIMAGE launched BrachySeed® I-125 in the U.S. and Canada and received regulatory approvals in the U.S. and Canada for BrachySeed® Pd-103.

In 2001, we further implemented our strategic plan by (i) initiating the production of Bracco Diagnostic Inc.’s sodium iodide I-131 radiotherapy capsules; (ii) signing a long-term supply agreement to manufacture several GSK products (predominantly sterile) for multiple international markets; and (iii) amending the ANIPRYL® licensing agreement with Pfizer resulting in a $3.1 million cash payment to the Company plus the return of product rights outside of North America to us.

During 2002, we achieved improved financial results from continuing operations.  We also received several regulatory approvals, including (i) U.S. and Canadian approval to transfer production of DRAXIMAGE’s line of lyophilized medical imaging products to our own manufacturing facility, (ii) U.S. approval to commence production at DRAXIS Pharma of a prescription sterile injectable product for GSK for the U.S. market and (iii) U.S. approval to manufacture solid dosage form products at DRAXIS Pharma.

During 2003, we achieved a number of significant accomplishments, including:

•      U.K. regulatory approval to manufacture multiple sterile and non-sterile pharmaceutical products at DRAXIS Pharma.

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

•      In June 2003, appointment of John Durham as President of DRAXIS Pharma, promotion of Mark Oleksiw to Chief Financial Officer and additional realignment of our executive management team.

•      In July 2003, completion of the divestiture of DRAXIS Pharmaceutica, our Canadian pharmaceutical sales and marketing division to Shire, for $9.6 million in cash plus up to $2.9 million in market-driven contingent milestones.

•      In July 2003, commencement of Phase II trials in Canada for INFECTON®.

•      In November 2003, the Company, the University of Toronto and the University’s Innovations Foundation agreed to dismiss lawsuits between them related to ANIPRYL® without payment by the Company or DAHI.

•      In December 2003, DRAXIMAGE became certified under ISO 9001:1994, including ISO 13485:1996, an international standard for medical device manufacturers.  Said ISO certifications were only required for the marketing and sale of BrachySeed®.  DRAXIMAGE’s ISO certifications will expire on July 14, 2006 and will not be renewed as DRAXIMAGE announced in November 2005 that it would discontinue the manufacture and sale of implantable brachytherapy seeds as of December 15, 2005.

During 2004, the Company achieved a number of significant accomplishments, including:

On April 22, 2004, we issued 3,053,436 units of the Company at a purchase price of $4.82 (CDN$6.55) per unit, for aggregate proceeds net of related expenses of $13.4 million (CDN$18.2 million).  Each unit consists of one common share of DRAXIS and one-half of one share purchase warrant.  Each whole warrant entitles the holder to acquire one common share of DRAXIS at a price of CDN$8.50 at any time prior to April 24, 2006.

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

In June 2004, we negotiated new credit facilities with our bankers, the National Bank of Canada, providing an operating facility of CDN$15 million (or U.S. equivalent), payable within 364 days of drawing upon the facility and a term facility of CDN$10 million (or U.S. equivalent), repayable in full in three years.  As at December 31, 2005, no amount was drawn on either facility.

In November 2004, we received FDA approval for a DRAXIMAGE® brand of Iodine-131 therapeutic capsules.

In December 2004, we repaid all of our third-party debt.

During 2005, we achieved a number of significant accomplishments, including:

As of January 1, 2005, we amalgamated our two wholly-owned subsidiaries, DRAXIS Pharma Inc. and DRAXIMAGE Inc., to achieve certain business and tax efficiencies.  The amalgamated subsidiary, called DRAXIS Specialty Pharmaceuticals Inc., will continue to conduct business as two divisions, DRAXIS Pharma (contract manufacturing) and DRAXIMAGE (radiopharmaceuticals), and serve as our operating arm.

In February 2005, we announced that DRAXIMAGE had received approval from the Dutch regulatory authority for its kit for the preparation of Technetium Tc-99m Albumin Aggregated Injection (“MAA Kit”).  This approval allowed DRAXIMAGE to initiate the Mutual Recognition Procedure (“MRP”) in pursuit of further regulatory approvals for the diagnostic imaging product in additional European Union countries.

In April 2005, we announced the appointment of Mr. Jean-Pierre Robert as the new President of the DRAXIMAGE division effective as of May 9, 2005.

In October 2005, we announced the appointment of Mr. Dan Brazier to the newly created position of Chief Operating Officer.

In November 2005, DRAXIMAGE announced that it would discontinue the manufacture and sale of implantable brachytherapy seeds as of December 15, 2005.

Recent Developments

In January 2006, we announced we had received approval from the FDA for our supplemental drug application for Sodium Iodide I-131 Capsules USP, Diagnostic-Oral.

In a press release dated March 27, 2006, we provided an update on DRAXIMAGE’s research and product development strategy.  We indicated that in the near term of one to three years DRAXIMAGE would focus on currently marketed significant radiopharmaceutical and imaging products whose patents have expired or are close to expiring, and sestamibi injection (for cardiac imaging) in particular.  We also announced that a major opportunity under development by DRAXIMAGE was the production and distribution of a “next generation” version of a Technetium Generator, which is the source of Tc-99m in virtually every radiopharmacy.  We indicated that for the medium term, in a three to five year horizon, the highest priority opportunity being pursued by DRAXIMAGE is the continued development of INFECTON®.  We also announced that although our product FIBRIMAGE® had met primary end points in its Phase III clinical trial in Canada, further market analysis had shown that new technologies have successfully captured the current deep venous thrombosis indications and there is no longer an economically interesting market opportunity at this time in either the at-risk asymptomatic patient, or those with symptoms.  We further indicated that we had decided that no significant further work will be conducted in the development of this product for its current indications but other potential opportunities for this product would be explored.

For information concerning the Company’s capital expenditures and methods of financing, please see Item 5: Operating and Financial Review and Prospects.

Business Strategy

We believe that both DRAXIMAGE and DRAXIS Pharma have significant long-term growth potential and have invested considerable financial and management resources in developing these businesses, including:

•      $6.5 million of investments establishing the first of two sterile lyophilization (freeze-drying) units at DRAXIS Pharma to provide in-house manufacturing of the DRAXIMAGE® radiopharmaceutical imaging kits as well as third-party contract manufacturing services;

•      $12.0 million of investments in a three-year capital plan at DRAXIS Pharma announced in April 2002, including a state-of-the-art raw material dispensing facility, additional autoclave capacity, and expansion of our existing lyophilization capacity which was completed in 2004 and which became operational in 2005;

•      $4.7 million of investments in the construction and later expansion of DRAXIMAGE’s radiopharmaceutical production facilities and capabilities, including its robotic manufacturing lines;

•      the continued development of the DRAXIMAGE product pipeline, specifically INFECTON®.  We have spent $1.7 million in developing INFECTON® during the period between 1998 and 2005 inclusively.

These initiatives are consistent with our general business strategy to:

•      Focus on specialty pharmaceutical markets in which we can develop and sustain a competitive advantage.

•              DRAXIS has focused its operations on two core businesses:  radiopharmaceuticals and specialty pharmaceutical contract manufacturing.  Both businesses target highly differentiated, specialized markets which feature significant regulatory requirements and specialized manufacturing requirements and standards.

•      Develop new pharmaceutical products and services consistent with our strengths and capabilities.

•              DRAXIS has established a growing franchise in the highly differentiated radiopharmaceutical segment with a portfolio of over 34 currently marketed products plus innovative proprietary products in various stages of development.  In addition to our radiopharmaceutical platform, our expanding lyophilization capability positions us to offer new services to customers and to take advantage of growth opportunities in contract manufacturing.

•      Pursue growth opportunities with international market potential.

•              We are leveraging our capabilities, experience and regulatory compliance in radiopharmaceuticals and manufacturing to expand our product and service offerings in the United States, Europe and other international markets.

•      Leverage alliances with customers.

•              We are pursuing multiple opportunities with new and existing customers.  Meeting the strict quality and service standards of such customers positions us to expand on these relationships in both our radiopharmaceuticals and pharmaceutical contract manufacturing businesses.

Our primary operational focus for 2006 continues to be: (i) improving near-term financial and operational performance of our radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining additional regulatory approvals; and (ii) securing and advancing our base for long-term growth through the development of our existing product pipeline as well as identifying new business opportunities that are consistent with our capabilities and that contribute to the long-term value of the Company.

Consistent with this strategic focus, we divested our dermatology product lines in 2001 and in 2003 completed the sale of our prescription pharmaceutical sales and marketing business, DRAXIS Pharmaceutica.  We also realigned our senior management responsibilities in 2003 to focus on our core businesses and in 2005 created the position of Chief Operating Officer to provide executive oversight to our core operating businesses.

The following is a description of the principal markets in which we operate and a breakdown of total revenues by segment and geographic market for the three most recent financial years(1):

Geographic Segmentation	2005	2004	2003
REVENUES(2)
Canada	$39,026	$33,609	$22,755
United States	39,612	35,310	26,031
Other	795	401	407
	$79,433	$69,320	$49,193

(1)          See Note 20 in our 2005 Consolidated Financial Statements and Notes beginning on page F-1

(2)          Revenues are attributable to countries based upon the location of the customer.

Product Sales Revenues
By Major Product Groups	2005	2004	2003
Radiopharmaceuticals	$19,290	$17,172	$14,564
Manufacturing - Sterile	41,488	31,270	15,959
Manufacturing - Non-Sterile	13,255	15,191	11,026
Corporate and Other	499	22	986
Inter-segment eliminations	(1,543)	(1,962)	(2,000)
	$72,989	$61,693	$40,535

Our two main operating businesses, radiopharmaceuticals and contract manufacturing (sterile and non-sterile products), are not characterized by significant seasonality.  However, plant activities at DRAXIS Pharma (contract manufacturing) are generally reduced or shut down once a year for approximately two to four weeks in order to conduct regular required maintenance.

DRAXIMAGE’s principal raw materials are radioactive isotopes that are used to label other compounds that act as carriers or molecular targeting agents.  The isotopes are obtained from companies and agencies that are licensed by governmental regulators to produce purified radioactive chemicals.  Radioactive materials, by their nature, decay over time – some rapidly and some more slowly, depending on specific isotopes.  Therefore, DRAXIMAGE receives shipments of chemical-grade radioisotopes several times each week and converts these to finished products within days or weeks.  While prices of selected isotopes can be somewhat volatile over the medium term, DRAXIMAGE endeavors to negotiate long-term supply arrangements with appropriate suppliers, especially for the more important isotopes such as radioactive Iodine.

DRAXIS Pharma, as a contract manufacturer of pharmaceutical products, obtains its chemical raw materials from approved chemical suppliers of both active pharmaceutical ingredients (“API”) and inactive or excipient ingredients such as fillers, stabilizers, preservative agents and coloring agents.  In most instances the API is supplied by the customer.  DRAXIS Pharma conducts full quality control testing of all ingredients and packaging materials before they are incorporated into the finished product.  Prices of principal API are not generally volatile, although prices can vary between alternative suppliers.

Contract Manufacturing (DRAXIS Pharma)

Contract manufacturing accounted for 68.9% of our consolidated revenues for the year ended December 31, 2005.  Our DRAXIS Pharma division is responsible for our contract pharmaceutical manufacturing and has capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products.  Operating out of a cGMP-compliant 247,000-square-foot facility located in Kirkland, Québec, DRAXIS Pharma manufactures pharmaceutical products for DRAXIMAGE, as well as for over 20 other pharmaceutical clients in many international jurisdictions.

Key business development transactions involving DRAXIS Pharma have included:

•      May 1998 – $11.1 million acquisition of DRAXIS Pharma’s pharmaceutical manufacturing facility.

•      July 1999 – signing of a five-year manufacturing supply agreement with Warner-Lambert Canada Inc. (now known as Pfizer Consumer Healthcare, a division of Pfizer Canada Inc.).  In September 2005, the Company announced that Pfizer Canada had renewed this agreement for a three year term effective January 1, 2005.

•      February 2000 – sale of 34.1% equity interest to SGF and DRAXIS Pharma senior management for net proceeds of $5.4 million.

•      December 2001 – signing of a long-term manufacturing and supply agreement for the renewal and expansion of DRAXIS Pharma’s existing contract manufacturing relationship with GSK.

•      March 2003 – initiation of production under a manufacturing and supply agreement with Bone Care International, Inc. (now Genzyme) for Hectorol® Injection.

•      April 2004 – acquisition by the Company of SGF’s 32.7% interest in DRAXIS Pharma and repayment of $3.1 million (CDN$4.2 million) in debt owed by DRAXIS Pharma to SGF and $1.7 million (CDN$2.3 million) in debt owed by DRAXIS Pharma to Investissement Québec.

In 2004, we completed a three-year, $12 million capital plan at DRAXIS Pharma, including the installation of a second lyophilizer.  The capital plan also included new sterile manufacturing capabilities to support then recently announced contracts, improvements to production line efficiency, improvements to infrastructure, new raw material handling facilities and supporting systems to maintain the DRAXIS Pharma facility at the forefront of regulatory compliance.  DRAXIS Pharma’s three-year, $12 million capital plan was initially financed through loans and equity investment from DRAXIS Pharma’s shareholders, loans from Investissement Québec and internally generated funds.  The equity was repurchased and the loans were repaid in April 2004 from the proceeds of the Company’s public offering.

Since DRAXIS acquired DRAXIS Pharma, DRAXIS Pharma’s revenues have risen from $6.1 million for the eight-month period ended December 31, 1998 to $54.7 million for the year ended December 31, 2005.

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

Overview of Pharmaceutical Contract Manufacturing

In a report prepared by CIBC World Markets (Equity Research) and dated December 3, 2002 entitled “Pharmaceutical Contract Manufacturing”, it was estimated that the manufacturing portion of the $400 billion global pharmaceutical market was $50 billion, with approximately $13 billion outsourced.  Since 2002, we believe that the contract manufacturing market for pharmaceuticals has continued to grow.

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

Competition

DRAXIS Pharma competes with pharmaceutical companies that have in-house manufacturing capabilities as well as with third-party contract manufacturers, including Hospira Inc., Boehringer Ingelheim, Cardinal Health, Inc., Hollister-Stier Laboratories LLC, DPT Laboratories, Haupt Pharma AG, Patheon Inc. and DSM Pharmaceuticals, Inc.

Manufacturing Capabilities

DRAXIS Pharma is a customer-driven pharmaceutical contract manufacturing division that is positioned to manufacture a variety of dosage forms. DRAXIS Pharma is one of a few existing full-scale pharmaceutical contract manufacturing facilities in Canada that has FDA-approved sterile manufacturing and sterile lyophilization capabilities.

Plant operations at our manufacturing facilities in Kirkland, Québec are organized into four manufacturing areas, supported by packaging and warehousing and distribution functions.

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

DRAXIS Pharma’s existing sterile manufacturing capabilities were enhanced by the addition of sterile lyophilization, which became fully operational and approved by the FDA in the latter half of 2001. This fully automated line includes a vial washer, a depyrogenation tunnel, an in-line filling machine, robot loaders and unloaders, the freeze-drier unit and a capper. This first freeze-drier has a capacity based on 11 square meters (120 square feet) of shelf space, while the second unit installed in 2004, at 24 square meters (254 square feet) of shelf space, has double the shelf space.

In 2004, the Company completed a three-year, $12 million capital plan for DRAXIS Pharma, including the addition of the second lyophilizer, new sterile manufacturing capabilities to support recently announced contracts, improvements to production line efficiency, improvements to infrastructure, new raw material handling facilities and supporting systems to maintain DRAXIS Pharma at the forefront of regulatory compliance.

The second lyophilizer was incorporated into DRAXIS Pharma’s existing lyophilization facility. The specialized facility was originally designed to readily accommodate this second lyophilizer at a cost significantly less than that of the initial installation with minimal disruption to ongoing production.

The second lyophilization unit completed validation and began commercial production during 2005. At optimum configuration and given the appropriate mix of lyophilization cycles, the second lyophilizer could potentially allow us to approximately triple existing lyophilization capacity over time. We did not achieve full capacity utilization on this new lyophilizer in 2005. The transfer and introduction of some current products and new products to this lyophilizer will continue to occur in 2006 and beyond.

Other Sterile Products

The Sterile Products Department (“SPD”) includes preparation and pharmaceutical areas with manufacturing, filling and inspection rooms for the manufacture of injectable liquids, ophthalmic and otic products. We believe that DRAXIS Pharma possesses one of the most modern facilities of its kind in Canada approved for the manufacture of sterile prescription pharmaceuticals for Canada, the United States and other global markets.

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

Within the department there are packaging lines for ointments and creams, a line for liquid packaging, lines for tablets (bottles and blisters), a sterile product packaging line which includes automatic inspection and a line dedicated for lyophilized products and topical packaging. The inspection of finished sterile products in glass ampoules includes automated inspection by a leak pinhole detector. An automatic inspection machine has been validated to detect particles in sterile products packaged in vials and ampoules. These products may also be inspected manually.

Several packaging types can be accommodated, including jars, bottles (glass and plastic), blisters, vials and ampoules. The department handles a wide variety of product types, including caplets, tablets, creams, ointments and liquids.

Regulatory

Manufacturing operations at DRAXIS Pharma, from receipt of raw material and packaging ingredients, through compounding, dosage form processing, filling, labeling and packaging, to final product release by quality control, are all conducted in accordance with cGMP requirements and other appropriate international regulatory standards. Regular inspections of facilities, production processes, and control and validation systems, as well as employee training programs, are conducted by DRAXIS Pharma, by U.S., Canadian and international governmental regulatory agencies and by customer inspection teams throughout the year. DRAXIS Pharma maintains a distinct internal team to provide effective liaison with various external inspection groups.

DRAXIS Pharma has a strong regulatory track record. This includes 12 successful audits of its facilities in 2005 (2 regulatory inspections and 10 clients audits) and 5 successful audits of its facilities in 2004 (1 regulatory inspection and 4 client audits).

Warehousing and Distribution

The warehousing and distribution facilities at DRAXIS Pharma at our facilities in Kirkland, Québec, allow additional manufacturing flexibility and efficiency. A five-tier pallet-racking warehouse has a full height of 29 feet, covers approximately 48,900 square feet of space and has six shipping and receiving docks. The warehouse has separately locked areas, including refrigeration units to control sensitive raw materials and finished goods. In 2004, a third autoclave was installed to support terminal sterilization of products.

DRAXIS Pharma also has a raw material storage and dispensing area, which provides an improved environment for the handling and accurate dispensing of raw materials. This installation improves the flow of material and personnel and is equipped with a ventilation system and state-of-the-art dust containment technology.

Customers

Third-Party Contract Manufacturing

DRAXIS Pharma manufactures prescription and non-prescription pharmaceutical products for more than 20 pharmaceutical companies (excluding Inter-Company) pursuant to manufacturing supply contracts. Such contract manufacturing represented 68.9% of our consolidated revenues for the year ended December 31, 2005. A significant portion of this contract manufacturing business is focused on our three largest customers, Genzyme, GSK and Pfizer. See “Risk Factors – Risks Related to our Company – A Significant Portion of our Business is Dependent on a Small Number of Key Customers”.

In April 2002, DRAXIS Pharma entered into an agreement with Bone Care International, Inc. (now Genzyme) to produce Hectorol® Injection for sale in the U.S., and we began commercial shipments of the sterile injectable product in March 2003. A Manufacturing and Supply Agreement was signed on

March 3, 2003. Production of Hectorol® Injection increased substantially throughout 2005. The agreement is for a five-year term.

On December 18, 2001, DRAXIS Pharma finalized supply and related agreements with GSK for the renewal and expansion of an existing contract manufacturing relationship between the companies. The products transferred to DRAXIS Pharma were all established, sterile products marketed by GSK in multiple international markets. In 2002, a prescription sterile injectable product for the U.S. market was added under this contract and commercial production of this product commenced in the second quarter of 2002. During 2002, site transfer and related activities associated with the other GSK products continued and production started in the second quarter of 2003 and ramped up through 2003 and 2004 with full production achieved by the end of 2004. DRAXIS Pharma will manufacture the products covered by the agreement until it receives a termination notice from GSK which may be given by a two-year advance written notice given on or after December 31, 2007.

On July 1, 1999, DRAXIS Pharma entered into a five-year manufacturing and supply agreement with Warner-Lambert Canada Inc. (now known as Pfizer Consumer Healthcare, a Division of Pfizer Canada Inc.) covering several non-prescription products for the Canadian market, including Polysporin®, Sudafed®, Actifed® and Zincofax®. Manufacturing of these products commenced in early 2000. On September 1, 2005, DRAXIS announced it had renewed its agreement with Pfizer Canada for a three year term, effective January 1, 2005.

Inter-Company

Commencing in early 2002, DRAXIS Pharma became the FDA-approved manufacturing site for DRAXIMAGE’s lyophilized Tc-99m Kits. In addition, DRAXIS Pharma has been qualified as the manufacturing site for ANIPRYL® tablets.

Employees

As at December 31, 2005, DRAXIS Pharma had 385 employees (representing 78.2% of the Company’s employees), consisting of: 36 managerial employees, 41 clerical employees, 61 quality operations employees and 247 unionized hourly employees. The unionized hourly employees are represented by the United Food & Commercial Workers International Union, Local 291 (AFL-CIO). A collective agreement with a five-year term to April 30, 2008 was ratified in February 2004. DRAXIS Pharma has no significant unresolved issues with the union. See “Risk Factors – Risks Related to our Company – Our Business Could be Harmed if there were a Dispute or Disruption with our Unionized Employees”.

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

Radiopharmaceuticals

Radiopharmaceuticals accounted for 24.3% of our consolidated revenues for the year ended December 31, 2005. Our DRAXIMAGE division is responsible for discovering, developing, manufacturing, and marketing our diagnostic imaging and therapeutic radiopharmaceutical products for the global nuclear medicine marketplace. Nuclear medicine entails the use of radioactive drugs (radiopharmaceuticals) for imaging and therapeutic purposes. The energy released as these products decay can be harnessed to:  (i) elicit a visual representation of various organs and tissues (nuclear imaging); or (ii) destroy cancerous cells (radiotherapy). Products currently marketed by DRAXIMAGE include a line of lyophilized Technetium-99m kits used in nuclear imaging procedures and a line of imaging and therapeutic products labeled with a variety of isotopes, including radioiodine. DRAXIMAGE also has a number of products in development, including a Technetium-99m-based diagnostic imaging product, INFECTON®, for which two of four Phase II trials conducted in Canada and the U.S. have been completed as of December 31, 2005. Market research studies to define the target market population and appropriate clinical applications are underway and are expected to be completed in time to guide the design of future studies, which are expected to begin in 2006 or 2007. In April 2006, an expert panel is scheduled to review preliminary Phase II clinical results and to discuss potential target markets and to advise the Company on the design of further clinical studies and appropriate indications. Given the inherent uncertainties associated with new drug development, it is difficult to predict if, or when, this product will achieve commercialization.

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

The acquisition of this business was consistent with our strategy of acquiring specialty pharmaceutical platforms with potential for expansion into global markets. We believe that DRAXIMAGE is the only company that manufactures I-131 radiopharmaceutical products in Canada.

DRAXIMAGE and its predecessor have a long history of technological and scientific progress in the field of radiopharmaceuticals. Notable achievements include the development of lyophilized kits for the in-situ preparation of Technetium-99m (“Tc-99m”) radiopharmaceutical products for nuclear medical imaging (“Tc-99m Kits”); the development of chelates for the indium/yttrium and Technetium/rhenium groups of metals; and the development of stabilizers for use in iodinated radiopharmaceuticals, which resulted in DRAXIMAGE being one of the few providers to market iodinated products that do not require refrigeration.

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

•                  July 2003 – extension and expansion of strategic partnership with Bristol-Myers Squibb Canada Co. (“Bristol-Myers Canada”) for the marketing and distribution of radiopharmaceutical products in Canada.

•                  August 2003 – amendment to the July 2000 agreement with Cardinal Health, 414 Inc. to enable DRAXIMAGE to distribute the new radioactive Iodine I-131 kit product to independent radiopharmacies in the U.S.

•                  February 2005 – announcement that DRAXIMAGE had received approval from the Dutch regulatory authority for its kit for the Preparation of Technetium Tc-99m Albumin Aggregated Injection (“MAA Kit”). This approval allowed DRAXIMAGE to initiate the Mutual Recognition Procedure (“MRP”) in pursuit of further regulatory approvals for the diagnostic imaging product in additional European Union countries.

•                  August 2004 – termination of Phase II clinical trial in Canada and U.S. with respect to AMISCAN™ and discontinuance of any further development work with respect to AMISCAN™.

•                  April 2005 – announcement of the appointment of Mr. Jean-Pierre Robert as the new President of the DRAXIMAGE division.

•                  November 2005 – DRAXIMAGE announced it would discontinue the manufacture and sale of implantable brachytherapy seeds as of December 15, 2005.

•                  January 2006 – DRAXIMAGE announced it had received approval from the FDA for its supplemental new drug application for Sodium Iodide I-131 Capsules USP, Diagnostic-Oral

DRAXIMAGE’s growth strategy is to leverage its history and experience in the research, development, manufacture and distribution of radiopharmaceutical products and services and to capitalize on its manufacturing capabilities. In particular, DRAXIMAGE’s business strategy includes:

•                  Increasing the market penetration of its radioactive products, particularly in the U.S.;

•                  Increasing international sales of its key Tc-99m Kits and Iodine I-131 products, particularly in Europe;

•                  Timely, cost-effective development of its portfolio of proprietary, innovative imaging and therapeutic radiopharmaceutical products; and

•                  Identifying and capitalizing on additional new business opportunities and strategic partnerships which are consistent with DRAXIMAGE’s capabilities, including the monitoring of products that will come off patent protection in key markets that can be manufactured, marketed and sold by DRAXIMAGE and monitoring products that are owned by third parties and which could be divested in the consolidation that is taking place in the radiopharmaceutical industry.

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

Nuclear medical imaging procedures are established and trusted medical procedures with many years of safe and effective use. Most procedures are non-invasive, are performed with a minimum of discomfort and inconvenience to the patient and are normally less costly and involve less risk than other currently available high-tech alternative techniques.

Therapeutic Applications

Increasingly, therapeutic radiopharmaceuticals are being used and new products are being developed for the treatment of disease, particularly for the treatment of various cancers. Examples of currently marketed therapeutic radiopharmaceuticals include:

•                  various sodium iodide I-131 products for the diagnosis and treatment of thyroid cancer and hyperthyroidism;

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

Companies with significant radiopharmaceutical operations include Bristol-Myers Squibb Company, Cardinal Health, Inc., GE Amersham Healthcare, Tyco International Ltd., Schering AG, and Bracco SpA. In addition, there are a number of companies that are developing and/or marketing other radiopharmaceutical products, including MDS Nordion Inc., Immunomedics, Inc., Biogen Idec Inc. and NeoRx Corporation.

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

In January 2003, DRAXIMAGE received FDA approval to produce and market a new radiopharmaceutical kit product for the preparation of Sodium Iodide I-131 Capsules and Oral Solution for the treatment of thyroid cancer and hyperthyroidism. This was the first such product on the market that allows physicians and radiopharmacists to prepare an FDA-approved I-131 gelatin capsule or oral solution. In March 2003, DRAXIMAGE launched the new kit product and initiated shipments to the Nuclear Pharmacy Services group of Cardinal Health 414, Inc., under a five-year, non-exclusive distribution agreement for the product for the United States and its possessions. As of 2003, this product was made available to other customers and distributors in the U.S.

In November 2004, DRAXIMAGE received FDA approval for a DRAXIMAGE® brand of I-131 therapeutic capsules.

In November 2005, DRAXIMAGE announced it had received FDA approval for a new larger format of its I-131 kit for the preparation of Sodium Iodide I-131 Capsules and Oral Solution.

In January 2006, DRAXIMAGE announced it had received approval from the FDA for its supplemental new drug application for Sodium Iodide I-131 Capsules USP, Diagnostic-Oral. These diagnostic Sodium Iodide I-131 Capsules are intended to be used by physicians to perform the radioactive iodide (RAI) uptake test to evaluate thyroid function prior to treatment with stronger therapeutic doses of Sodium Iodide I-131. Diagnostic doses of Sodium Iodide I-131 may also be employed in localizing metastases associated with thyroid malignancies. DRAXIMAGE plans to introduce the new diagnostic capsules in the U.S. market during the first half of 2006.

BrachySeed®

In November 2005, DRAXIMAGE announced it had initiated a process to discontinue the manufacture and sale of implantable brachytherapy seeds by December 15, 2005 as part of an orderly exit from the brachytherapy market. To minimize inconveniences to customers, we announced that DRAXIMAGE had established a customer supply alternative with Oncura, Inc.

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

DRAXIMAGE’s major non-radioactive products are its MDP, DTPA and MAA Tc-99m diagnostic imaging kits. While these products would technically be classified as generic pharmaceutical products, DRAXIMAGE’s versions are proprietary and are sold under the DRAXIMAGE® trademark or that of its local distributors. All three of these products feature a proprietary formulation that provides additional shelf life following reconstitution compared to competitive products.

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

In March 2004, DRAXIMAGE received approval from the FDA to produce and market a new formulation of MDP, called MDP-25, a kit for the preparation of Technetium Tc-99m Medronate Injection. In September 2005, MDP-25 was approved by Health Canada.

Products under Development

As of March 31, 2006, DRAXIMAGE had the following products under development:

Product	Status	Indication
Imaging Products
INFECTON®	Phase II (Canada, U.S. and U.K.)	Infection imaging
SOMATOSCAN®	Preclinical	Imaging of neuroendocrine tumors, lymphoma, carcinoid and small-cell lung cancer
Therapeutic Products

Somatostatin Therapy	Preclinical	Treatment of neuroendocrine tumors, lymphoma, carcinoid and small-cell lung cancer

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

In January 2003, DRAXIMAGE initiated a Phase I clinical trial of INFECTON® in Canada, conducted by Dr. Raymond Taillefer at Hôpital Hotel-Dieu at the Centre Hospitalier du l’Université de Montréal. The study involved 10 healthy subjects in an open-label, single-center, single-dose safety, pharmacokinetic and radiation dosimetry study. Whole body images were taken at various intervals after injection of INFECTON® to visualize distribution of the imaging agent throughout the body over time. The Phase I study was completed during the first half of 2003. INFECTON® was found to be safe and well tolerated by the subjects at the administered dosages. The results of a Phase I trial do not provide enough evidence regarding safety to support an application for marketing with the FDA or the HPFBI, as applicable, and additional tests are conducted and submitted in support of any application for approval. Subsequent results often do not corroborate earlier results.

In July 2003, DRAXIMAGE initiated two Phase II clinical studies of INFECTON® in Canada. The first of the Phase II studies was a single-dose, open-label, multi-center trial involving 30 diabetic patients suffering from clinically confirmed bacterial infections of the foot. The second study examined and compared the uptake of INFECTON® in patients with either a known soft tissue infection or a chronic inflammatory condition that is sterile. A total of 50 patients with definitive bacterial infections or confirmed chronic aseptic inflammatory conditions were enrolled in the single-dose, open-label, multi-center trial. Twenty-five patients from each group were included in the trials. By the end of 2005, enrollment in the first study was 97% complete and enrollment in the second study fully completed. In September 2004, the Company received approval from the FDA to initiate a Phase II clinical trial in the U.S. - single-dose, open-label, multi center trial involving 22 patients suffering from bacterial osteomyelitis. Enrolment in this Phase II trial was fully completed by the end of 2005. In March 2005, the Company initiated a fourth Phase II clinical trial in the U.S. This trial is a single-dose, open-label, multi-center trial involving 21 patients and will examine patients suffering from suspected appendicitis. This study also recruited patients in the U.K. Market research studies to define the target market population and appropriate clinical applications are underway and are expected to be completed in time to guide the design of future studies, which are expected to begin in 2006 or 2007. In April 2006, an expert panel is scheduled to review preliminary Phase II clinical results and to discuss potential target markets and to advise the Company on the design of further clinical studies and appropriate indications. Given the inherent uncertainties associated with new drug development, it is difficult to predict if, or when, this product will achieve commercialization.

Competing Diagnostic Modalities - The most specific current procedure for medical imaging of inflammation due to infection involves removing blood from the patient, isolating white blood cells in the patient’s blood, radiolabelling the white blood cells with an isotope such as indium-111 or Technetium coupled with a carrier molecule and then injecting the white blood cells back into the patient. These white blood cells localize around the site of the infection and the associated radiation can be detected using a gamma camera. White blood cells are not highly specific and cannot readily distinguish infection from inflammation. In July 2004, Mallinckrodt, a business unit of Tyco Healthcare, and Palatin Technologies, Inc. announced that they had received approval from the FDA to market and distribute NeutroSpec® (formerly known as LeuTech®), a Technetium-labeled monoclonal antibody that binds to white blood cells and is indicated, for difficult-to-diagnose appendicitis. On December 19, 2005, Palatin announced that, as a result of the safety concerns raised in connection with the use of NeutroSpec® identified during routine pharmacovigilance, Palatin and Mallinckrodt decided to voluntarily suspend the sales, marketing and distribution of NeutroSpec® and recall all existing customer inventories of this product. In addition, Immunomedics, Inc. announced in January 2005 that it had received Health Canada approval for the marketing and use of its product LeukoScan® for the detection of osteomyelitis. LeukoScan® is a murine monoclonal IgG antibody fab’ fragment labeled with Tc-99m. We believe that INFECTON® will be capable of distinguishing inflammation from infection and as such would offer an advantage over agents that bind to white blood cells and which cannot distinguish between infection and inflammation.

Potential Advantages of INFECTON® - Preliminary investigations suggest the possibility that INFECTON® may be capable of distinguishing inflammation from infection.

Development costs of INFECTON®

We have spent $1.7 million in developing INFECTON® during the period between 1998 and 2005 inclusively.

SOMATOSCAN®/Somatostatin Therapy

Description - SOMATOSCAN® and Somatostatin Therapy are radiolabelled somatostatin peptides derived from a synthetic peptide based on MK-678, originally developed by Merck, which shows a high binding affinity for the somatostatin receptors expressed in neuroendocrine tumors, lymphoma and carcinoid and small-cell lung cancer. This peptide is being developed as both a diagnostic imaging agent (SOMATOSCAN®) and therapeutic product (Somatostatin Therapy) and we believe that it may permit the identification and treatment of primary tumors and the correct diagnosis of metastatic lesions. No substantial work was conducted in 2005 on SOMATOSCAN®/Somatostatin Therapy.

Technology Partner - SOMATOSCAN® and Somatostatin Therapy are based on innovative research by DRAXIMAGE and the University of Pennsylvania, for which DRAXIMAGE has an exclusive world-wide license for development and commercialization.

Regulatory Status - A pilot study conducted at the Montreal General Hospital in 1997, involving over 30 patients using an Iodine-131-MK-678, demonstrated good uptake in all of the target tumor types. DRAXIMAGE’s clinical studies will be designed to confirm SOMATOSCAN®’s earlier successful results observed with the Iodine-131 formulation.

Competing Products – To our knowledge, there are two approved somatostatin-based imaging products in the marketplace:  OctreoScan® from Tyco International Ltd. and NeoTect® from Berlex Laboratories Inc. Both of these molecules offer similar information but OctreoScan® is based on indium-111 and is more expensive than Tc-99m-based NeoTect® and must be delivered in radioactive form. We are aware that development work is also being done on other somatostatin-based cancer therapy products that would compete with Somatostatin Therapy.

Potential Advantages of SOMATOSCAN® - DRAXIMAGE believes that by enabling the same molecule to be used for both diagnosis and therapy, physicians may have a greater ability to deliver therapeutic quantities of radiation specifically to well-defined targets in the body.

Other Products

DRAXIMAGE has conducted preclinical development of atrial natriuretic peptide (“ANP”). ANP is a natural peptide produced in the atrium of the heart and is intended for development as an imaging agent for kidney structure and function. Radiolabelled ANP has demonstrated high binding affinity to receptors in both the lung and kidney. Experimental results in animals have shown that ANP is effective in the detection of kidney dysfunction associated with such diseases as diabetes, essential hypertension and reno-vascular hypertension induced by the stenosis of renal arteries. ANP is based on innovative research by DRAXIMAGE, the Clinical Research Institute of Montréal and the Research Institute of Hôtel Dieu de Montréal, from which DRAXIMAGE has an exclusive worldwide license. DRAXIMAGE did not conduct any work related to ANP in 2004 and 2005.

Paclitaxel

Description - Paclitaxel is a novel, anti-tumor agent referred to in some scientific and medical literature as “taxol.”  Paclitaxel is currently marketed in the U.S. under the brand name Taxol® by Bristol-Myers Squibb Company. In January 1997, DRAXIS acquired from Mylan Laboratories Inc. (“Mylan”) the exclusive Canadian marketing rights to the Mylan formulation of paclitaxel. In June 1998, DRAXIS filed with the HPFBI a New Drug Submission in Canada for paclitaxel, and the HPFBI has completed its review process. Prior to approval, DRAXIS must comply with Canadian Patented Drugs Regulations with respect to generic competition. Mylan is currently assessing the status of patent infringement litigation in Canada regarding paclitaxel, and the Company has agreed to defer launch in Canada until such issues have been clarified.

According to the agreement, DRAXIS and Mylan will share the profits from marketing and selling paclitaxel in Canada according to a formula agreed to between the parties.

Manufacturing

Radioactive Products

DRAXIMAGE manufactures its radioactive products in its cGMP compliant manufacturing facility located in Kirkland, Québec supported by a full quality control department licensed by regulatory agencies in Canada and the U.S.

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

Lyophilized Products

DRAXIMAGE’s Tc-99m Kits are currently manufactured by DRAXIS Pharma in its Kirkland, Québec facility, which was first accepted as a manufacturing site by the FDA in October 2001. Subsequent manufacturing site transfer approvals for the Tc-99m Kits were received during the period December 2001 to March 2002.

Regulatory

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

In September 2005, MDP-25 was approved by Health Canada.

In November 2005, DRAXIMAGE announced it had received FDA approval for a new larger format of its I-131 kit for the preparation of Sodium Iodide I-131 Capsules and Oral Solution.

In January 2006, DRAXIMAGE announced it had received approval from the FDA for its supplemental new drug application for Sodium Iodide I-131 Capsules USP, Diagnostic-Oral. These diagnostic Sodium Iodide I-131 capsules are intended to be used by physicians to perform the radioactive iodide (RAI) uptake test to evaluate thyroid function prior to treatment with stronger therapeutic doses of Sodium Iodide I-131. Diagnostic doses of Sodium Iodide I-131 may also be employed in localizing metastases associated with thyroid malignancies. We plan to introduce the new diagnostic capsules in the U.S. market during the first half of 2006.

DRAXIMAGE has a strong regulatory track record. This includes 4 successful audits of its facilities in 2005 (2 regulatory inspections and 2 client audits) and 2 successful audits of its facilities in 2004 (1 regulatory inspection and 1 client audit).

Sales and Marketing

At the present time, DRAXIMAGE’s products are marketed primarily in the U.S. and Canada. As many of the products marketed by DRAXIMAGE have the potential for global approvals, it is expected that non-North American based revenues will increase in the future. The most active growth areas are expected to be Europe and South America. In January 2003, DRAXIMAGE entered into a marketing and distribution agreement with Netherlands-based IDB Holland B.V. for the Benelux countries.

United States

DRAXIMAGE sells Tc-99m Kits in the U.S. to several customers and distributors including Cardinal Health, Inc., which operates the largest chain of radiopharmacies, Tyco Healthcare division of Tyco International Ltd., GE Amersham Healthcare, CIS bio international (a subsidiary of Schering AG), United Pharmacy Partners Inc. and large university hospitals.

Tc-99m Kits sold in the U.S. are marketed under the DRAXIMAGE trademark with the exception of selected Tc-99m Kits sold through CIS bio international, which carry the distributor’s trade name.

Canada

In Canada, DRAXIMAGE currently markets most of its products directly to end-users through a co-operative agreement with Bristol-Myers Canada, pursuant to which Bristol-Myers Canada’s sales force promotes the non-competitive product lines of each party. This arrangement allows for enhanced coverage of the Canadian market while reducing administrative and shipping costs. In July 2003, DRAXIMAGE renewed and expanded its distribution agreement with Bristol-Myers Canada for another five years.

For many years, DRAXIMAGE has been the primary Canadian supplier of Iodine-131 and Iodine-125 labeled radiopharmaceuticals, including solutions and capsules used primarily for the diagnosis and treatment of thyroid gland disorders.

Europe

The radiopharmaceutical market in Europe is characterized by strong regional fragmentation, which gives the leading market share to the individual manufacturer located in each of the major countries (i.e. GE Amersham Health in the UK, Tyco Healthcare in Holland and CIS bio in France). DRAXIMAGE’s marketing activities in Europe are at their earliest stages pending regulatory approvals in this jurisdiction. As of December 31, 2005, DRAXIMAGE had five regulatory submissions filed with European regulatory authorities: four with the Medicines Evaluation Board in the Netherlands and one with the Danish Medicines Agency. The submission dates for these radiopharmaceutical products range from June 2003 to December 2004. All of the approvals sought by DRAXIMAGE in Europe are for marketing authorizations through the mutual recognition procedure which involves obtaining approval in one state (the “reference member state”) and recognition of that approval in other member states. All of the approvals being sought in Europe are for radiopharmaceutical products already approved in Canada or the U.S. One of these five European submissions was for DRAXIMAGE’s kit for the Preparation of Technetium Tc-99m Albumin Aggregated Injection (MAA Kit) for which DRAXIMAGE received approval for in one reference member state, the Netherlands, in February 2005.

One distribution agreement for the Benelux countries, with the Netherlands-based IDB Holland B.V., has been concluded, and others are being sought.

Research and Development

DRAXIMAGE conducts both basic research on its own products and development work on in-licensed products and technology developed by other firms, predominantly in the biotechnology field. DRAXIMAGE applies its chelating expertise and technologies to link these compounds with radioisotopes to create innovative diagnostic and therapeutic radiopharmaceuticals.

In October 2003, DRAXIMAGE received a U.S. patent for a new family of chelating compounds that have significant potential for the development of imaging and radiotherapeutic agents to diagnose and treat diseases, including cancerous tumors or metastases. We believe that the new family of chelating compounds will permit the discovery of diagnostic imaging agents to visualize important biological receptors or receptor-positive tumors when combined with gamma-emitting radioisotopes. We believe that the compounds are also potentially useful as therapeutic radiopharmaceuticals for the in-vivo treatment of tumors and metastases.

DRAXIMAGE is also able to provide labeling technology for other companies for use with monoclonal antibodies and peptides. We are also working on the development of novel therapeutic uses of radioactivity.

DRAXIMAGE personnel have extensive experience developing and optimizing formulations applicable to the lyophilization manufacturing processes used in the production of cold Tc-99m Kit products.

Employees

As at December 31, 2005, DRAXIMAGE had 82 employees (representing 16.7% of the Company’s employees), consisting of:  9 general management and administration employees, 12 marketing, selling and customer service employees, 15 quality operations employees, 33 manufacturing employees, and 13 research and development employees. None of these employees are unionized.

Patents

Most of DRAXIMAGE’s products are covered by patents held by DRAXIMAGE or licensed from third parties. DRAXIMAGE has numerous patents issued and allowed and patent applications pending in the United States, Canada, Europe and Japan. For example, DRAXIMAGE has various U.S. issued patents related to chelates for radiopharmaceutical applications and process patents for the preparation of certain radiopharmaceuticals. In addition, DRAXIMAGE has licensed from BTG International Limited (formerly known as the British Technology Group) certain U.S. patents covering its INFECTON® product.

DRAXIMAGE also relies on trade secrets, know-how and other proprietary information to protect its current products and technologies. To protect DRAXIMAGE’s rights in these areas, it requires all licensors, licensees, customers and significant employees to enter into confidentiality agreements. There can be no assurance, however, that these agreements will provide meaningful protection to DRAXIMAGE’s patents, trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such patents, trade secrets, know-how or other proprietary information.

Other Collaboration Agreements

We have continuing financial interests associated with our collaboration agreements with Pfizer with respect to ANIPRYL® and with Shire with regard to Canadian sales of products divested in 2003. As of January 1, 2005 all deferred revenue related to the SpectroPharm® line of products from GSK was fully amortized by the Company.

ANIPRYL®

Beginning in 1990, we expanded on our knowledge and experience with selegiline by initiating directly on our own behalf, as well as through contract research arrangements, studies designed to investigate the potential of selegiline for companion animal use. This initiative ultimately resulted in the formation of our subsidiary DAHI, through which the Company developed and commercialized a companion animal health product, ANIPRYL®.

ANIPRYL® is a selegiline product developed for use in veterinary prescriptive applications, particularly in dogs. The two indications for which ANIPRYL® is currently approved are canine Cushing’s disease and canine cognitive dysfunction syndrome (“CDS”).

Cushing’s disease refers to increased blood cortisol and the presence of one or more typical clinical signs, such as change in appetite, obesity, frequent urination, abdominal distension, loss of hair, lethargy and other behavioral changes. Canine Cushing’s disease is the form of the disorder that is due to primary hyperfunction of the pituitary gland.

CDS, sometimes known as “Old Dog Syndrome,” refers to the onset in elderly dogs of behavioral problems unrelated to a generalized medical condition such as neoplasia, infection or organ failure. Typical signs of this disorder can include confusion, disorientation, decreased activity, changes in sleep/wake cycles, loss of house training and loss of interest in or ability to interact with its owner and environment.

From March 1991 to November 1996, DAHI’s common shares were publicly traded on NASDAQ. In November 1996, the Company took DAHI private in a mandatory share exchange transaction.

In December 1997, we entered into an alliance with Pfizer whereby Pfizer was granted a perpetual exclusive license to market, sell and distribute ANIPRYL® in exchange for non-refundable fees, royalties based on the worldwide sales of ANIPRYL®, a manufacturing and supply agreement and a research collaboration.

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

In April 2001, we received a payment of $1.5 million with respect to minimum royalty entitlements for the first three-year period ended December 31, 2000.

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

Cumulatively to December 31, 2005, we received a total of $28.1 million in non-refundable fees and $16.4 million in royalties and royalty-related payments relating to ANIPRYL®.

Under the amended arrangement, we will not be entitled to receive any additional non-refundable fees but will continue to earn royalties on Pfizer’s sales of ANIPRYL® in the United States and Canada. The $28.1 million of non-refundable fees already received from Pfizer have been deferred and are being recognized as revenue on a straight-line basis over the period to December 31, 2006 in conformity with Staff Accounting Bulletin No. 101 published by the U.S. Securities and Exchange Commission.

We currently do not intend to pursue any additional or expanded indications for ANIPRYL®.

ANIPRYL® is currently approved for sale in Canada, the United States, Australia, United Kingdom, New Zealand and Brazil.

In 1997, DAHI filed for regulatory approval of ANIPRYL® in Europe by using the decentralized procedure. This procedure allows DAHI to file the ANIPRYL® submission in a country of its choice, and to designate five additional member states of the European Union as the countries that will review and approve the regulatory submissions. DAHI chose the United Kingdom as the country in which to file the initial ANIPRYL® applications. In July 2003, DAHI received authorization from the Veterinary Medicines Directorale (“VMD”) to market ANIPRYL® tablets for dogs in the United Kingdom. The United Kingdom submission is currently being reformatted in order to be suitable for submission to other European Union member states. The VMD will act as DAHI’s advocate in this procedure.

DRAXIS may continue to seek veterinary regulatory approvals for ANIPRYL® in other jurisdictions, as appropriate.

Sales and Marketing

Under the terms of the amended arrangement, Pfizer will continue to market and sell ANIPRYL® in the United States and Canada.

In July 2003 DRAXIS granted Ceva Santé Animale S.A. (“CEVA”) an exclusive license for Europe for the marketing and distribution of ANIPRYL®.

DRAXIS may continue to seek ANIPRYL® marketing partnerships for additional countries outside North America and Europe.

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

During 2000, Pfizer qualified one of its own facilities to manufacture ANIPRYL® for the North American marketplace. During 2000 and up to the second quarter of 2005, Pfizer manufactured ANIPRYL®.

Since the second quarter of 2005, DRAXIS Pharma manufactures ANIPRYL® at its manufacturing facilities in Kirkland, Québec.

Competition

The animal health marketplace is generally served by veterinary, agricultural or animal health divisions of large international pharmaceutical and chemical companies that are involved in research and development activities. Products resulting from their activities may, in the future, compete directly with ANIPRYL®.

We are not aware of any other HPFBI, BVA or FDA approved product available at this time that competes directly with ANIPRYL®. In the United States, the 1988 generic animal drug law offers marketing protection from veterinary generic applicants in the United States for a period of five years. This period ended in 2002, in the case of ANIPRYL®. However, that law does not prevent other companies from repeating the full clinical New Drug Application process to seek FDA approval for a bio-equivalent product, nor does it prohibit human generic versions of ANIPRYL® from being sold to veterinarians. Any such competitor, including sellers of a human or veterinary generic selegiline, would be subject to DAHI’s U.S. and international patent rights.

No significant competition for ANIPRYL® has been experienced to date in Canada or the United States from products approved for veterinary or human use. However, there are two other treatments available that have not been approved in Canada or the United States to treat canine Cushing’s disease, that we believe may be being used off-label for canine Cushing’s disease:  LYSODREN® (mitotane) by Bristol-Myers Squibb Co., which was approved for use in the treatment of human inoperable cancer of the adrenal gland and NIZORAL® (ketoconazote) tablets by Johnson & Johnson Inc., an anti-fungal medication, which was approved for the treatment of various internal and external fungal and yeast infection in humans. These competitive treatments work by selectively killing the outer layer of the adrenal gland, thereby limiting production of corticosteroid. The human generic version of ELDEPRYL® is not approved for the treatment of canine Cushing’s disease or CDS in Canada, the United States or elsewhere. However, we believe that such use of human selegiline may compete with the use of ANIPRYL® in dogs. The dosage required for dogs suffering from canine Cushing’s disease and CDS, in most cases, is much higher than the human 5mg dose for selegiline.

Patents for the use of ANIPRYL® for the treatment of dogs with conditions including canine Cushing’s disease and CDS are issued in Canada, the United States and other jurisdictions. DAHI is positioned to enforce its proprietary patent rights and defend itself against infringement by other parties.

Patents

In September 1992, the United States Patent and Trademark Office issued a patent to DAHI entitled “Use of l-deprenyl for Retention of Specific Physiological Function.”  The patent claims specific uses of l-deprenyl for use in treating dogs and covers currently sold products. Similar patents have also issued to DAHI in many foreign jurisdictions, including Canada, New Zealand, Venezuela and Europe. Six additional U.S. patents have also issued to DAHI. These patents cover various veterinary pharmaceutical uses of l-deprenyl such as treatment of Cushing’s Disease, weight loss, treatment of immune system dysfunction, extension of life expectancy of dogs, and treatment of hearing loss. Four of these six patents were also filed in foreign countries that have major companion animal markets. The markets for the cognitive disease patents are Canada, U.S., Europe, Japan, Mexico, Venezuela, New Zealand and Malaysia. The markets for the Cushing’s Disease patent are Europe, Canada and the U.S. The markets for the survival cure shifting patent are Canada, Norway, Finland and Europe. The markets for the treatment of hearing loss patent are Japan and Canada. The patents held by DAHI have expiry dates ranging from August 31, 2010 to June 3, 2016.

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

SpectroPharm® Product Line

In May 2000, we entered into an arrangement with Block Drug Company (Canada) Limited, now part of GlaxoSmithKline Consumer Healthcare, with respect to the SpectroPharm® line of non-prescription dermatology products, which included the sale of product rights by the Company in exchange for a non-refundable fee, the acquisition of inventory on hand, a supply agreement and a technical services arrangement. The $9 million we received with respect to the SpectroPharm® product rights was deferred and was recognized as revenue on a straight-line basis over the period to January 31, 2005. As of January 31, 2005, all deferred revenue related to the SpectroPharm® line of products was fully amortized.

Discontinued Operations (DRAXIS Pharmaceutica)

In July 2003, we completed the divestiture of our Canadian pharmaceutical sales and marketing division, DRAXIS Pharmaceutica, with the sale to Shire of substantially all remaining products of the division, including the Canadian product rights for Alertec®, Diastat®, Hectorol®, Permax® and Zanaflex®. Shire agreed to pay DRAXIS through a combination of cash and contingent milestone payments plus royalties on future product sales. We have received $9.6 million in cash from Shire and could receive up to an additional $2.9 million in market-driven contingent milestones over the next several years. In addition, Shire assumed responsibility for the financial provisions of the license agreement related to Permax®. This transaction is in addition to the $6.5 million received by DRAXIS in March 2003 from affiliates of Elan for the return of Canadian rights for several of Elan’s neurology products that had not achieved regulatory approval in Canada.

Government Regulation

Our business is governed by a variety of industry-specific statutes and regulations in Canada, the United States and other countries.

DRUGS

Drug Approval Process

Human Pharmaceuticals

In Canada, pharmaceutical research, development and marketing activities are regulated by the Food and Drugs Act (Canada) and the rules, regulations, policies and guidelines made thereunder. The Food and Drugs Act (Canada) is administered by the Therapeutic Products Directorate of the HPFBI (“TPD”), which regulates the use and sale of diagnostic and therapeutic products in Canada. In the United States, these activities are regulated under laws administered by the Food and Drug Administration (“FDA”), which also have a significant impact on the Company’s activities.

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

The FDA, HPFBI, CNSC and NRC conduct regular audits of the Company’s facilities to ensure compliance with cGMPs and other statutory requirements. See Item 3: Key Information - Risk Factors.

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

Canadian regulation of medical devices relies on a risk-based categorization of devices into four classes, with class III and IV devices being those that present the higher degrees of risk.  In Canada, Class III medical devices may not be imported or sold unless the manufacturer of the device holds a device-specific license issued by the TPD.  Medical devices must meet safety and effectiveness requirements relating to the design, manufacture and performance of the devices, and are also subject to quality control, labelling, advertising, record-keeping and reporting requirements.  Manufacturers must comply with these requirements, as well as the terms and conditions set out in the license permitting sale of a device, such as completion of mandatory post-marketing testing and/or surveillance activities.  Failure to comply with all applicable requirements or the occurrence of problems with a device could lead to product recall, suspension of the license permitting sale of the device and/or product seizure, which would prevent further sales until the product is brought into compliance.  If certain changes are made to a medical device (for example, changes that would affect its class) an amended license must be obtained prior to marketing it.

The Special Access Program of the TPD provides practitioners with access to medical devices that are not yet approved for sale in Canada in emergency use cases or when conventional therapies have failed, are unavailable or are unsuitable to treat a patient.

In the United States, the FDA regulates the design, manufacture, distribution, quality standards and marketing of medical devices.  If a device is “substantially equivalent” to one that is currently marketed, the device is not required to undergo a detailed approval process involving the conduct of clinical trials.  The time to obtain approval can be as short as 90 days.  In the United States this process is called a 510(k) clearance.  If a device does not qualify for 510(k) clearance, a pre-market approval (“PMA”) is required.  As part of the approval of a PMA application, the FDA typically requires human clinical testing to determine safety and efficacy of the device.  The review period for a PMA application is fixed at 180 days, but the FDA typically takes much longer to complete the review.

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

ORGANIZATIONAL STRUCTURE

The following chart illustrates the corporate organization and jurisdictions of the Company and its significant affiliates as at March 31, 2006.

(1) DRAXIS Specialty Pharmaceuticals Inc. has two divisions, DRAXIMAGE (radiopharmaceuticals) and DRAXIS Pharma (contract manufacturing).

All of the above-depicted companies are wholly owned subsidiaries of DRAXIS Health Inc.

PROPERTY, PLANTS AND EQUIPMENT

Our sole operating facility is a 247,000-square-foot pharmaceutical manufacturing facility which houses the DRAXIMAGE and DRAXIS Pharma operations.  The facility is owned by DRAXIS Specialty Pharmaceuticals Inc., a wholly-owned subsidiary of the Company and is located at 16751 Trans-Canada Road, Kirkland, Québec, Canada, H9H 4J4.  See “Risk Factors – Risks Related to our Company – Our Manufacturing Operations are Concentrated in One Location”.  Factors beyond our control could cause an interruption in our manufacturing operations, which could adversely affect our reputation in the market place and our results of operations”.

We believe that the above-noted property is suitable and adequate for its business purposes as presently contemplated.  We have an undrawn credit line issued by our principal bankers, the National Bank of Canada who have a first ranking mortgage on all of our assets.  However, as of March 31, 2006, we had no third-party debt outstanding.

Item 5.  Operating and Financial Review and Prospects

The following management, discussion and analysis (“MD&A”) of the financial condition and results of operations of DRAXIS Health Inc. (“DRAXIS” or the “Company”) should be read in conjunction with the Company’s consolidated audited financial statements and notes thereto for the year ended December 31, 2005.

All amounts referred to herein are expressed in US dollars and are in accordance with U.S. generally accepted accounting principles (“GAAP”), unless otherwise indicated.  Other noteworthy accounting issues are discussed under: “Accounting Matters”.

Readers are cautioned not to place undue reliance on forward-looking statements contained in this MD&A since actual results could differ materially from what we expect if known or unknown risks affect our business or if an estimate or assumption turns out to be inaccurate.  We disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available as a result of future events or any other reason.  See “Forward-Looking Statements” on page 77 hereof.

The discussion and analysis contained in this MD&A are as of February 28, 2006.

Overview

DRAXIS is a specialty pharmaceutical company providing pharmaceutical products in three major categories: sterile, including sterile lyophilized (freeze-dried) pharmaceuticals; non-sterile specialty pharmaceuticals; and radiopharmaceuticals.  In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development (“R&D”) program for new products.

The Company is increasingly focusing on the use of GAAP measures both in reporting externally and monitoring management performance. Specifically, the key metrics the Company uses to evaluate divisional and consolidated performance are gross profit margin, operating income, net income and operating cash flow. Non-GAAP measures, specifically EBITDA, will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP measures used with GAAP line items. The Company additionally uses, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

During the third quarter of 2005, the Company’s contract manufacturing operation extended its scheduled shutdown period at the beginning of the third quarter in the sterile areas, in order to correct an electrical panel failure and make associated repairs, and the decision to revalidate the entire sterile area following these repairs and to recalibrate production schedules had material financial implications which hindered third and fourth quarter results. This resulted in downward revisions to the Company’s revenue and earnings per share (“EPS”) guidance when production was recommenced and when production schedules and shipping schedules were finalized. Finalizing and executing on production schedules in the fourth quarter of 2005 were further hindered by delays in receiving some component materials from suppliers. Production in contract manufacturing was ramping up towards normalized production levels by the end of the third quarter of 2005.  The overall effect of the extended shutdown was to negatively affect the Company’s key financial metrics over the second half of 2005 and offset the significant growth achieved over 2004 in the first half of 2005.

Highlights for 2005, which include the negative effects of the extended shutdown, were as follows:

•      Record revenues of $79.4 million, up 15% from 2004:

•      Operating income of $9.8 million and not significantly different from 2004.

•      Basic EPS from continuing operations of 19 cents per share, down 1 cent per share from 2004.

•      Record net operating cash flows from continuing operations of $9.3 million, up $4.6 million from 2004.

CONSOLIDATED RESULTS OF OPERATIONS(1) AND RECONCILIATION OF NON-GAAP MEASURES

(in thousands of US dollars, except share related data) (U.S. GAAP)

Years ended December 31,	2005	2004	2003
Revenues
Product sales	$72,989	$61,693	$40,535
Royalty and licensing	6,444	7,627	8,658 (2)
	$79,433	$69,320	$49,193

Product gross margin	$26,153	$21,900	$12,813 (3)
% of Product sales revenues	35.8%	35.5%	31.6%
Royalty and licensing revenue	6,444	7,627	8,658 (2)
SG&A	(16,185)	(13,266)	(9,904)
% of Product sales revenues	-22.2%	-21.5%	-24.4%
R & D	(2,103)	(1,948)	(1,594)
EBITDA (4)	14,309	14,313	9,973
% of Total revenues	18.0%	20.6%	20.3%
Depreciation and amortization	(4,545)	(4,457)	(3,287)
Operating income	9,764	9,856	6,686
% of Total revenues	12.3%	14.2%	13.6%
Financial
- Foreign exchange loss	(398)	(374)	(701)
- Other	(29)	(296)	(831)
Other income	—	96	—
Income tax provision	(1,553)	(1,301)	(874)
Minority interest	—	(4)	391
(Loss) income from discontinued operations	—	(61)	8,531
Net income	$7,784	$7,916	$13,202

Net income (loss)
- From continuing operations	$7,784	$7,977	$4,671
- From discontinued operations	—	(61)	8,531
	$7,784	$7,916	$13,202

Basic income (loss) per share
- From continuing operations	$0.19	$0.20	$0.13
- From discontinued operations	—	—	0.23
	$0.19	$0.20	$0.36

(1)  Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations (see “Accounting Matters – Discontinued Operations”).

(2)  Includes $1,436 of deferred revenue related to the termination of agreements for BrachySeed®.

(3)  Includes $730 of insurance proceeds.

(4)  Income from continuing operations before depreciation and amortization, financial expense, foreign exchange loss, other income, income taxes and minority interest. This earnings measure does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of net cash flows from operating activities (see “Accounting Matters – Non-GAAP Measures”).

The following provides a high level overview of the consolidated results of the Company. Please refer to the segmented results for more detailed explanations.

Comparison of Years Ended December 31, 2005 and 2004

Consolidated revenues of $79.4 million for the year ended December 31, 2005 represent an increase of 15% compared with the same period in 2004.

Product sales increased 18% or $11.3 million for the year ended December 31, 2005 compared to 2004. The increase relates to continued growth in contract manufacturing revenues, specifically sterile operations, coupled with growth in the radiopharmaceutical segment and specifically sodium iodide I-131 sales to the U.S.  The growth in contract manufacturing was restrained during the second half of 2005 as a result of the extended shutdown period in contract manufacturing.

Product gross margin percentages for the year ended December 31, 2005 were similar compared to the same period of 2004. While overall volumes have increased, the business mix has shifted from the higher margin radiopharmaceutical business to the relatively lower margin contract manufacturing businesses. Furthermore, as a result of the extended shutdown period in contract manufacturing, unabsorbed fixed manufacturing costs and the cost of unused capacity related to reduced production had a negative impact on margins for the second half of 2005.

Since increased revenues related to growth in the sterile contract manufacturing operations and sterile product margins generally are lower than radiopharmaceutical margins, the overall result is that the increased volumes do not result in an overall increase to consolidated gross profit margins. Accordingly, the Company believes that product gross margins are best reviewed at the segmental level.

Absolute product gross margins have increased for the year ended December 31, 2005 as a result of a stronger Canadian dollar and its positive impact on margins for products priced in Canadian dollars. However, the impact is largely offset by the increase in selling, general and administrative costs strictly related to foreign currency translation. Since almost all selling, general and administrative (“SG&A”) expenses are incurred in Canadian dollars, the strengthening of the Canadian dollar since early 2004 has resulted in an increase in selling, general and administrative expenses in 2005 relative to 2004. Changes to foreign exchange rates have, however, not had a material impact on product gross margin percentages or net income.

For the year ended December 31, 2005 compared with 2004, royalty and license revenues decreased 16%; however, the impact of the completion of the amortization of the deferred revenue related to the SpectroPharm product line as of January 31, 2005 was partially offset by the receipt of $0.9 million in contingent milestones from Shire BioChem Inc. (“Shire”), which the Company earned in the first quarter of 2005.

In absolute dollar terms, the increase in selling, general and administrative expenses was 22% for the year ended December 31, 2005 (or 14% excluding foreign currency fluctuations) over 2004. Excluding the impact of foreign currency reporting as described below, the increase in selling, general and administrative is due to the one-time costs related to the Company’s exiting the BrachySeed® product line, severance costs related to the Company’s initial steps taken to reduce its overhead cost structure and process improvement initiatives focused in contract manufacturing.

Approximately $1.1 million of the increase in selling, general and administrative spending for the year ended December 31, 2005 is a consequence of increased costs in Canadian dollars relative to US dollars as a result of the strengthening of the Canadian dollar since early 2004.  This results from virtually all selling, general and administrative costs being denominated in Canadian dollars.

For the year ended December 31, 2005, research and development costs increased 8% due to activities related to FIBRIMAGE® and INFECTON®.  The increased expenditures were primarily attributable to clinical trial activities for INFECTON®, coupled with costs associated with the detailed review of FIBRIMAGE® Canadian Phase III results and the assessment of optimal Phase III protocols for the U.S. by the expert medical advisory panel assembled by the Company.

Depreciation and amortization expenses for the year ended December 31, 2005 increased 1% over the same period of 2004 following the completion of the installation and the validation of the Company’s second lyophilization unit. This expense was offset by the completion of amortization of intangibles related to the SpectroPharm product line.

For the years ended 2004 and 2005, the impact of foreign exchange on the Company’s results was similar due to the strengthening of the Canadian dollar over the past two years.

Interest expense and bank charges decreased for the year compared to 2004 due to repayment of third party debt at the end of 2004.

The effective tax rate for the year ended December 31, 2005 was 17% or 24% excluding the benefits of research and development tax credits.  The Company benefited during 2005 from statutory tax rate changes which increased the value of the Company’s loss carryforwards and from tax credits related to research and development spending. During 2005 the Company further benefited by approximately $400,000 through recognition of the lower effective statutory tax rate attributable to milestone payments received and through withholding tax refunds received in the quarter but not previously estimated to be recoverable.

The Company’s effective tax rate will vary from the statutory tax rate depending on the mix of net income and the statutory rates in the respective jurisdictions in which the Company operates. The level of tax credits generated from research and development activities in the radiopharmaceutical business also had the impact of lowering effective tax rates by $642,000 for 2005.

The basic weighted-average number of common shares outstanding during 2005 was 41,471,798 and has increased from 39,886,219 in 2004 due mainly to the exercise of stock options.

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

Product gross margins for the year ended December 31, 2004 increased as compared with the same period in 2003, primarily related to significant growth in the sterile business, increased capacity utilization in contract manufacturing and changes to the price structure in contract manufacturing. These differences were lessened by the impact of one-time non-recurring items in 2003 and the impact of shutdown activities in the third quarter of 2004.

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

Royalty and licensing revenue decreased for the year ended December 31, 2004 compared with the same period of 2003 due to a one-time non-recurring item in 2003. Excluding a one-time non-recurring item, royalty and license revenues did not change significantly from 2003 to 2004.

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

The majority of the costs of the Canadian operations are denominated in Canadian dollars. As the level of revenues denominated in US dollars and other foreign currencies increases relative to the underlying cost structure, the Company’s overall gross profit margins are affected. The impact is reflected within the cost of goods sold and selling, general and administration expenses. For 2004, there was an immaterial negative impact on margins related to the strengthening of the Canadian dollar relative to the benefit of increased higher margin business from the U.S.

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

Interest expense and bank charges decreased for the year compared to 2003 due to lower debt levels. At the end of 2004, all third party debt was repaid.

Minority interest represents Société générale de financement du Québec (“SGF”) 32.7% share of net income or losses of the Company’s contract manufacturing operations. Minority interest was neutral to net income compared with a small income contribution in 2003. As a result of the acquisition by DRAXIS of all minority interest holdings on April 22, 2004, minority interest no longer impacts earnings.

Discontinued operations were neutral to the Company’s consolidated revenues for 2004. In the first quarter of 2003, the Company realized an after- tax gain related to the $6.5 million received on the sale of certain product rights to Elan Corporation, plc (“Elan”). In the third quarter of 2003, substantially all of the remaining residual discontinued operations’ assets and liabilities were disposed of and the Company recognized a further net after-tax gain of $4.1 million. There are no significant remaining residual assets and liabilities of the discontinued operations and those remaining are not expected to have a significant impact on future earnings of the Company.

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

The basic weighted-average number of common shares outstanding during 2004 was 39,886,219 and increased from 37,114,648 for 2003, primarily as the result of the completion of the equity financing offering of 3,053,436 units (which included 3,053,436 common shares) in April 2004 and the exercise of stock options and employee participation shares.

RADIOPHARMACEUTICALS

(in thousands of US dollars) (U.S. GAAP)

	2005	2004	2003
Revenues
Product sales	$19,290	$17,172	$14,564
Royalty and licensing	9	—	1,521	(1)
	$19,299	$17,172	$16,085
Product gross margin	11,593	10,028	8,631	(2)
% of Product sales revenues	60.1%	58.4%	59.3%
SG&A	(4,660)	(3,906)	(2,944)
R & D	(2,103)	(1,948)	(1,594)
EBITDA(3)	4,839	4,174	5,614	(1),(2)
% of Revenues	25.1%	24.3%	34.9%
Depreciation and amortization	(1,047)	(949)	(843)
Operating income	$3,792	$3,225	$4,771	(1),(2)
% of Revenues	19.6%	18.8%	29.7%

(1)   Includes $1,436 of revenue related to the termination of agreements for BrachySeed®.

(2)   Includes $500 of insurance proceeds.

(3)   See “Accounting Matters – Non-GAAP Measures.”

Radiopharmaceuticals and radiotherapy devices are the focus of the Company’s radiopharmaceutical division, DRAXIMAGE, which develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear medicine imaging procedures and a line of imaging and therapeutic products labelled with a variety of isotopes including sodium iodide I-131. DRAXIMAGE has a number of products in late-stage development including: FIBRIMAGE®, a product that images Deep Vein Thrombosis (“DVT”) and for which a Phase

III clinical study in Canada has been completed, although the additional analysis of the data from the study is still ongoing and an expert medical advisory panel has been assembled; and INFECTON®, for imaging infection, which is nearing the completion of Phase II clinical trials in Canada and the U.S.

Highlights in this segment for the quarter ended December 31, 2005 included:

Financial results:

•      Product sales of $19.3 million for the year representing a 12% increase over 2004.

•      Product gross margin percentage of 60% compared to 58% for 2004.

•      Operating income of $3.8 million ($4.2 million, excluding the impact of the costs of exiting the brachytherapy market) compared to $3.2 million for 2004.

Other highlights:

•      Effective May 2005, the Company appointed Mr. Jean-Pierre Robert as the new President of the DRAXIMAGE division.

•      On October 6, 2005, the Company announced its strategies for long-term growth through the addition of new and improved products, further penetration of niche markets in North America where the Company has had success, and plans to expand into new territories and into segments where the Company has not previously participated.

•      On November 22, 2005, the Company announced that it had begun to implement its strategy to focus its product offerings. Related to this strategy, the Company initiated a process to discontinue the manufacture and sale of implantable brachytherapy seeds.  The Company established a customer supply alternative with Oncura, Inc. All costs related to the Company’s exit from the brachytherapy market have been fully accrued in 2005.

•      On January 13, 2006, the Company received approval from the U.S. Food and Drug Administration (“FDA”) regarding its supplemental new drug application for Sodium Iodide I-131 Capsules USP, Diagnostic-Oral. These diagnostic sodium iodide I-131 capsules are intended to be used by physicians to perform radioactive iodide uptake tests to evaluate thyroid function prior to treatment with stronger therapeutic doses of sodium iodide I-131. The Company plans to introduce the new diagnostic capsules during the first half of 2006 to qualified/approved nuclear physicians and/or radiopharmacists.

Comparison of Years Ended December 31, 2005 and 2004

Revenues for the year ended December 31, 2005 increased 12% compared with the same period of 2004, primarily as a result of higher product sales from radioiodine products and, specifically, sodium iodide I-131 sales to the U.S.  The increase is related to higher volumes resulting from greater U.S. market penetration.

During the first quarter of 2005, the Company received approval from the Dutch regulatory authority for its Kit for the Preparation of Technetium Tc 99m Albumin Aggregated Injection (MAA Kit). Approval in the Netherlands allowed DRAXIMAGE to initiate the Mutual Recognition Procedure in pursuit of further regulatory approvals for this diagnostic imaging product in additional European Union countries. This approval was a key milestone in the strategic plan to introduce several additional DRAXIMAGE branded products into a number of European markets. However, the pace of product approvals remains very slow due to the nature of the approval process and regulator backlog.

For the year ended December 31, 2005, product gross margin was stronger compared to 2004, resulting from the increased market penetration of higher margined products like sodium iodide coupled with the positive impact of the Company’s decision to exit the brachytherapy market.

Research and development expenditures increased slightly for the year ended December 31, 2005 as compared to 2004 due to the activities related to FIBRIMAGE® and INFECTON®. Specifically, the increased expenditures were mainly for clinical trial activities for INFECTON® coupled with costs associated with the ongoing detailed review of FIBRIMAGE® Canadian Phase III results and activities of the expert medical panel related to the strategy for the further product development and design and assessment of Phase III clinical trial protocols for the U.S.

The planned clinical development program for the commercialization of INFECTON® is nearing the completion of Phase II with three of the four planned clinical trial studies completed. All four clinical trials took place at sites in the U.S. and Canada. Studies to define the target market population and appropriate clinical applications are under way and are expected to be completed in time to guide the design of Phase III studies, which are expected to begin in 2006. An expert panel is being assembled to review the clinical results as they are assessed and analyzed, to review potential target markets, and to advise on the design of Phase III studies and appropriate indications.

An expert medical panel was assembled to assess the results of clinical testing performed to date with FIBRIMAGE® in conjunction with market related information derived from two market studies that have been conducted recently.  The report and recommendations of this expert panel will be used to assess the strategy for further development of FIBRIMAGE® and design and assessment of Phase III clinical trial protocols for the U.S.

Selling, general and administrative expenses increased for the year ended December 31, 2005, compared to the same periods of 2004 mainly due to one-time costs relating to the Company’s exit from the brachytherapy market and costs of market research studies and activities.

The Company incurred approximately $457,000 of one-time costs associated with the exit of the brachytherapy business during 2005. Over 60% of the costs incurred related to accrual of license termination costs related to the business and is included in selling, general and administration expense.  The remainder of the exit costs related to unused inventory components are included in cost of goods sold. The majority of capital equipment used in the BrachySeed® product line, specifically the robotic equipment, is being redeployed in both the radiopharmaceutical and contract manufacturing segments.

Depreciation and amortization expense for this segment increased 10% for the year ended December 31, 2005, compared to 2004 due to the amortization of costs related to the upgrade of warehousing and shipping facilities completed late in 2004.

Effective May 2005, the Company appointed Mr. Jean-Pierre Robert as the new President of the DRAXIMAGE division.

Mr. Robert previously served as Vice President and General Manager of Tyco Healthcare (Canada), overseeing domestic and export operations, following its acquisition of Mallinckrodt (Canada), where he held the same position. Most recently, he was President and CEO of an emerging Canadian biopharmaceutical company.  He has extensive health care industry experience, including executive, general management, marketing and sales roles involving diagnostic, pharmaceutical, chemical and laboratory products with Mallinckrodt, Fisher Scientific Canada, Hoechst and Bayer (Canada).  He holds a B.Sc. and was a member of the Canadian Society of Nuclear Medicine.

During the third quarter of 2005, the Company hired Dr. Jean De Serres as Vice President, Clinical Research and Regulatory Affairs. Dr. De Serres has twenty years of experience in establishing and managing both small and large teams in medical and regulatory affairs, clinical research and sales and marketing. He is responsible for establishing and maintaining clear lines of communication with regulatory agencies in key jurisdictions worldwide, in order to bring new products to market in a timely manner.  He has initiated a process to prioritize projects in order to accelerate development of the products currently in the research and development pipeline to maximize their value.

During the third quarter of 2005, the Company hired Mr. Francois Bergeron as the new Director of Marketing for its radiopharmaceutical business.  Mr. Bergeron previously served as a senior executive in the biotechnology sector and has experience in various marketing, sales, business development and training roles in the pharmaceutical and life sciences industries. The initial focus of Mr. Bergeron is to maximize the penetration of the U.S. market through enhanced relationships with existing customers. In addition, efforts are under way to establish new international partnerships and distribution networks to facilitate the future sales of product globally.

Discussions continue between DRAXIMAGE and its major distribution and marketing partners in the U.S. radiopharmaceutical sector and between potential partners in other international markets to identify new products or product improvement opportunities. The in-licensing of new products or technologies continues to be explored.

Comparison of Years Ended December 31, 2004 and 2003

Revenues for the year ended December 31, 2004 increased 6.8% compared with 2003 as the increase in product sales from radioiodine products (substantially sodium iodide I-131 sales to the U.S.) was offset by a decrease in royalty and licensing revenue related to one-time non-recurring items in 2003 and lower cold kit sales in the fourth quarter of 2004. While cold kit sales decreased in October and November due to changes in customer purchasing patterns, December sales returned to traditional levels.

On March 1, 2004, DRAXIMAGE announced that it had received FDA approval to produce and market a new formulation of a diagnostic product for preparing a skeletal imaging agent that is used to demonstrate areas of altered osteogenesis or bone growth. The newly formulated diagnostic product, called MDP-25, provides an increased ability to more effectively image the extremities of the skeleton, particularly the hands and feet.

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

For the year ended December 31, 2004, EBITDA margin decreased to 24.3% compared with 25.1% (excluding the impact of one-time non-recurring items in 2003) for the same period of 2003. The decreased margin reflects increased sales and marketing activities, increased research and development spending and lower sales of lyophilized kits in the fourth quarter of 2004, which offset the increase in sales of radioactive sodium iodide I-131 products.

The growth in product revenues over 2003 was slower than the Company expected and resulted in the Company issuing reduced revenue expectations in the third quarter of 2004. These reduced expectations were met at year end. EBITDA margin for 2004 was within our original guidance targets.

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

CONTRACT MANUFACTURING

(in thousands of US dollars) (U.S. GAAP)

	2005	2004	2003
Revenues
Product sales	$54,743	$46,461	$26,985

Product gross margin	14,628	11,530	3,393	(1)
% of Product sales revenues	26.7%	24.8%	12.6%
SG&A	(5,086)	(3,492)	(2,309)
EBITDA(2)	$9,542	$8,038	$1,084	(1)
% of Revenues	17.4%	17.3%	4.0%
Depreciation and amortization	(3,105)	(2,417)	(1,448)
Operating income (loss)	$6,437	$5,621	$(364	)(1)
% of Revenues	11.8%	12.1%	-1.3%

(1)   Includes $230 of insurance proceeds.

(2)   See “Accounting Matters – Non-GAAP Measures.”

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

•      Highlights in this segment for the year ended December 31, 2005 are reflective of the impact of the extended shutdown period which impacted results over the last half of 2005:

•      Revenues of $54.7 million for 2005 represented an increase of 18% for 2004.

•      Product gross margin percentage of 27% compared to 25% for 2004.

•      Operating income of $6.4 million compared to $5.6 million for 2004.

Comparison of Years Ended December 31, 2005 and 2004

The Company had originally planned to shut down its sterile operations in contract manufacturing for a period of two to three weeks for regular maintenance in the third quarter of 2005, as is its normal practice. Near the end of this planned shutdown, it became necessary to upgrade additional pieces of equipment in the sterile area, including in its lyophilized products area. This required further cleaning and validation of the facility’s sterile core, thus extending the planned shutdown period to approximately seven weeks. The Company took these significant measures as a result of its internal quality standards. However, as a result of having to recalibrate sterile production schedules based on discussions with clients, which continued into mid to late November 2005, the quality control process required for sterile products prior to shipment, and a delay in receiving component parts from a third party manufacturer in the fourth quarter of 2005, product sales in the second half of 2005 were negatively impacted relative to 2004. However, production levels in the sterile area returned to pre-shutdown levels by November 2005.

Revenues for the year ended December 31, 2005 increased $8.3 million or 18% over the same period of 2004, even factoring in the negative impact of the extended shutdown. The increase was due to increased demand for the production of Hectorol® Injection for Genzyme Corp. (“Genzyme”) and products under the Company’s GlaxoSmithKline (“GSK”) contract. GSK production rose throughout 2004 as GSK obtained regulatory approvals for products manufactured by the Company in additional foreign markets. Throughout 2004 and into 2005, the Company increased its output capacity through additional production shifts for its sterile business and intends to continue to do so as a result of increasing demand.

Sterile products have accounted for all of the product sales growth on a year-to-date basis. Sterile products represented 76% of manufacturing revenues on a year to date basis compared to 67% for 2004.

The second lyophilization unit, which was fully installed and validated by early 2005, did not contribute a significant amount of incremental revenues in 2005 since much of the activity on the second lyophilizer was in support of meeting customer demand displaced from the third quarter of 2005 as a result of the extended shutdown period. The extended shutdown did, however, significantly slow the pace at which the Company was able to carry the normal commercial activities on its second lyophilization unit. This results from the focus being placed on ensuring that existing customer demand and requirements were met. Capacity was, accordingly, largely reserved for that purpose in the latter part of 2005.

Product transfer and validation activities are necessary as a precursor to significant commercial volumes and do not create significant revenues, although they consume significant available capacity. Revenues from the second lyophilization unit are expected to increase beginning in 2006 and more significantly into 2007 as the Company refocuses activities back to new product introductions and new contract negotiations in 2006.

Product gross margin percentage for the year ended December 31, 2005 increased to 27% from 25% compared to 2004. The increases are related to volume growth, principally of higher margin sterile products which had taken place prior to the extended shutdown period. The volume growth was made possible by increasing the capacity for manufacturing sterile products through the introduction of additional production labour. Improved capacity utilization has directly resulted in higher margins through substantially improved absorption of overhead costs. The extended shutdown had the impact of lowering product gross margin percentage for the full year by between 2-4% and at least 5% over the final six months of 2005.

Excluding the impact of foreign currency translation, the increase in selling, general and administrative expenses for the year end 2005 compared to 2004 relates to the investment in process improvement initiatives and severance costs of $250,000 related to steps taken to reduce the overhead cost structure in contract manufacturing. The Company has embarked on process improvement initiatives aimed at enhancing information systems and information technology to improve efficiency and productivity in the key processes of production planning, manufacturing and quality control product release.  We believe the process improvement initiatives will, over time, increase throughput of volumes within the existing manufacturing footprint and thereby increase capacity. Furthermore, the Company expects to increase operating margins over time through the application of more efficient processes.

Since virtually all selling, general and administrative costs are denominated in Canadian dollars and translated into US dollars, the strengthening of the Canadian dollar since early 2004 has resulted in inflated selling, general and administrative costs upon translation into US dollars of about $346,000 for the year ended December 31, 2005. These costs are offset by overall growth of absolute margins upon translating Canadian denominated sales into US dollars.

Depreciation and amortization for the fourth quarter of 2005 increased 29% for the year ended December 31, 2005 over 2004, due principally to completed capital projects including additional autoclave capacity, and following the completion of the installation and validation of the Company’s second lyophilization unit in the second quarter of 2005.

The Company announced on September 1, 2005, that it renewed its production outsourcing arrangement with Pfizer Canada Inc., Pfizer Consumer Healthcare division. The new three-year manufacturing agreement is effective as of January 1, 2005 and will allow the Company to continue to produce several non-prescription products as one of a select number of approved suppliers to Pfizer Consumer Healthcare Canada.

Comparison of Years Ended December 31, 2004 and 2003

For the year ended December 31, 2004, revenues have increased by $19.5 million or 72.2% over the same period of 2003. The increase was due to the ramp-up in new sterile products business related primarily to the production of Hectorol® Injection for Bone Care International, Inc. (now “Genzyme”) and products under the Company’s GSK contract. Production of Hectorol® Injection has continued to rise throughout 2004. In addition, GSK production rose in 2004 as products obtained regulatory approvals in additional foreign markets. Beginning in late 2003, the Company increased its output capacity through additional production shifts for its sterile business and is continuing to do so as a result of increasing demand. The 2004 revenue growth also reflects the significant impact of the Company’s investment in increasing capacity and work performed in prior years to introduce new products to our facilities.

More than 78% of the revenue growth in 2004 over 2003 is related to sterile products. For 2004, sterile products represented approximately 67% of manufacturing revenues compared to 59% for 2003.

EBITDA for this segment increased $7.0 million for 2004 compared with the same period of 2003. The increase is related to the positive impact of the ramping up of sterile products business throughout 2004, the positive financial impact of increased capacity utilization, and changes to the price structure that became effective during 2004. For the year ended December 31, 2004, these positive factors were partially offset by the impact of shutdown activities in the third quarter of 2004. In addition to completing regular maintenance activities, the 2004 shutdown accommodated the completion of the installation of a second lyophilizer which materially increases the Company’s lyophilization capacity. In addition, the Company increased autoclave capacity which is critical to reducing bottlenecks and further increasing sterile capacity.

Improved capacity utilization has directly resulted in better margins through substantially improved absorption of overhead costs.

For the year ended December 31, 2004, EBITDA margin was 17.3% compared to 4.0% over the same period of 2003, reflecting the overall volume growth in sterile products business and the result of price structure changes that became effective during 2004. Since sterile product manufacturing carries significantly higher margins than non-sterile manufacturing, the shift in business mix to sterile production throughout 2004 has driven margins significantly higher. The normal year-end holiday period scale down of production did not have a significant impact on the results of the fourth quarter of 2004 due to the high volume of production in the period immediately preceding it. The Company’s improving margins in contract manufacturing also reflect concentrated efforts in early 2004 to ensure changes to the underlying costs of manufacturing are fully reflected in the pricing structure. The impact of these efforts has positively impacted margins as compared to 2003.

Depreciation and amortization for 2004 increased 66.9% over 2003 related to completion of a significant capital improvement program that commenced in 2002 and was completed in 2004.

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

CORPORATE AND OTHER

(in thousands of US dollars) (U.S. GAAP)

	2005	2004	2003
Revenues
Product sales	$499	$274	$863
Inter-segment eliminations	$(1,543)	$(2,214)	$(1,877)
Royalty and licensing	6,435	7,627	7,137
	$5,391	$5,687	$6,123
Product gross margin	(68)	342	789
% of Product sales revenues	—	—	—
SG&A	(6,439)	(5,868)	(4,651)
EBITDA(1)	$(72)	$2,101	$3,275
% of Revenues	-1.3%	36.9%	53.5%
Depreciation and amortization	(393)	(1,091)	(996)
Operating (loss) income	$(465)	$1,010	$2,279
% of Revenues	-8.6%	17.8%	37.2%

(1)   See “Accounting Matters – Non-GAAP Measures.”

The Corporate and Other segment is comprised of: amortization of deferred revenues, royalties and expenses associated with the Company’s business agreements with Pfizer Inc. with respect to ANIPRYL®; deferred revenues and expenses from GSK Consumer Healthcare with respect to the SpectroPharm line of products; revenues related to royalties and milestones from Shire in connection with the divestiture of DRAXIS Pharmaceutica; non-allocated corporate expenses; and inter-segment eliminations.  The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Comparison of Years Ended December 31, 2005 and 2004

Revenues related to the corporate segment were lower compared to the fourth quarter 2004 due to a reduction of deferred revenue amortization offset by lower inter-segment eliminations. In addition, as of January 31, 2005, all deferred revenue related to the SpectroPharm line of products was fully amortized.  The amortization of deferred revenue related to the SpectroPharm line had accounted for approximately $500,000 of non-cash revenues per full quarter.

Also during 2005, revenues for this segment included the receipt of contingent milestones of $0.9 million from Shire, which the Company earned in early 2005, partially offset by a reduction of deferred revenue amortization.  The contingent milestones are earned based on market driven conditions related directly to product sales.

Depreciation and amortization expense in this segment in 2005 decreased as compared to 2004 since the Company had fully amortized product rights related to the SpectroPharm line in January 2005.

Selling, general and administrative expenses increased $571,000 for the year ended 2005 compared with the same period in 2004 due to incremental spending on corporate business development activities, regulatory compliance costs related to the Sarbanes-Oxley Act of 2002 and the impact of foreign exchange in the translation of Canadian denominated costs to US reporting dollars. Aside from the impact of foreign currency, none of the factors noted has increased selling, general and administrative expenses by more than $200,000 individually. As a result of the strengthening of the Canadian dollar versus the US dollar since early 2004, approximately $438,000 for 2005 is related solely to foreign currency translation.

Operating income from this segment decreased compared to 2004 due to the factors described above.

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

CORPORATE MATTERS

Appointment of Chief Operating Officer (COO)

On October 4, 2005, the Company announced that it named Dan Brazier, formerly Senior Vice President, Corporate Development and Strategic Planning, as COO of the Company. Mr. Brazier assumes responsibilities for the day-to-day operations across the Company and reports to Dr. Martin Barkin, President and Chief Executive Officer.

The creation of the COO position is the result of the growth of the Company’s operations in scope requiring a senior executive dedicated to overseeing operating efficiency and profitability as well as customer service.

Normal Course Issuer Bid

On December 8, 2005, the Board of Directors of the Company authorized the repurchase for cancellation of up to 3,522,530 of its common shares through a Normal Course Issuer Bid (the “Issuer Bid”), which represented 10% of the public float on December 6, 2005.  In accordance with the rules of The Toronto Stock Exchange (“TSX”), such purchases may be made beginning on December 15, 2005 and ending no later than December 14, 2006.

As at February 28, 2006, 171,400 shares had been repurchased and cancelled at an average price of CDN$5.15.

Permax® Litigation

On July 22, 2005, we announced that, together with other defendants, we had received a Statement of Claim filed before the Superior Court of Justice of Ontario alleging that Permax®, a drug that we distributed in Canada for a third party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”. The plaintiff is seeking to have this action certified as a class action.  We believe this claim against us is without merit and intend to vigorously defend this proceeding and any motion for certification.  Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, our Canadian pharmaceutical sales and marketing division. In July 2003, we sold the DRAXIS Pharmaceutica division to Shire.  No amounts have been accrued pursuant to the claim.

DRAXIS Added to the NASDAQ Biotechnology Index® and the NASDAQ Health Care Index®

On May 23, 2005, DRAXIS Health was added to the NASDAQ Biotechnology Index® and on July 27, 2005, DRAXIS Health was added to the NASDAQ Health Care Index®.

Disclosure Controls and Procedures

As of December 31, 2005, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Multilateral Instrument 52-109.  Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective, in accordance with the requirements of Multilateral Instrument 52-109.

LIQUIDITY AND CAPITAL RESOURCES

(in thousands of US dollars) (U.S. GAAP)

	2005	2004	2003
Cash and cash equivalents	$12,390	$5,926	$10,563
Restricted cash	—	$428	$976
Non-financial working capital (net)(1)	$18,890	$18,397	$12,780
Total debt (current and long-term)	—	—	$10,466

Cash flows from (used in) operating activities	$9,319	$4,755	$(3,056)
Cash flows used in investing activities	$(4,380)	$(4,290)	$(4,634)

(1)   Excluding cash and cash equivalents, restricted cash, current portion of deferred revenues, current portion of long-term debt and customer deposits.

	Feb 28, 2006	2005	2004	2003
Common shares issued and outstanding	41,495,538	41,588,005	41,015,326	37,297,817
Warrants issued and outstanding(2)	1,526,718	1,526,718	1,526,718	—
Stock options outstanding	2,938,953	2,652,620	2,753,232	3,097,942
Outstanding options as a % of outstanding shares	7.1%	6.4%	6.7%	8.3%

(2)   Each whole warrant entitles the holder to acquire one common share at price of CDN$8.50, subject to certain adjustments, any time prior to April 24, 2006.

Cash and cash equivalents at December 31, 2005 totalled $12.4 million as compared with $5.9 million as at December 31, 2004.  The increase is attributable to the increasing cash earnings of the Company and proceeds from the exercise of stock options and is offset by investment in working capital and capital expenditures. Cash and cash equivalents at December 31, 2004 totalled $5.9 million as compared with $10.6 million as at December 31, 2003. The decrease from 2003 to 2004 was related to the repayment of overall debt during 2004, which offset the overall net increase in cash flows from operating activities.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality, short-term securities.  All investments as of December 31, 2005 had less than three months maturity.  As at December 31, 2005 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way.

For the year ended December 31, 2005, net cash flows from operations increased to $9.3 million or $4.6 million higher compared to the same period of 2004. This was driven by increased operating earnings and the fact that a smaller portion of those earnings relate to non-cash deferred revenue amortization. For the year ended December 31, 2004, net cash flows from operating activities were $4.8 million compared to net cash outflows of $3.1 million for the same period of 2003.

Non-financial working capital comprising accounts receivable, inventories, prepaid expenses, current deferred income tax assets, accounts payable and accrued liabilities increased slightly to $18.9 million as at December 31, 2005 from $18.4 million as at December 31, 2004. Non-financial working capital increased to $18.4 million as at December 31, 2004 from $12.8 million as at December 31, 2003, driven mainly by a significant increase in raw material and packaging components in contract manufacturing to support the ramp-up in business and increased accounts receivable related to growth in the business.

Capital expenditures for 2005 were mainly attributable to expenditures related to increasing operating efficiency in production areas through automation and to remove bottlenecks in contract manufacturing, coupled with infrastructure upgrades, principally information technology.

Capital expenditures for 2004 were mainly attributable to expenditures under DRAXIS Pharma’s previously announced capital plan and, specifically, payments on installation activities that took place during the shutdown period.

Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options generated $1.6 million for the year ended December 31, 2005 compared with $1.6 million for the same period of 2004.

The Company was in compliance with all lending covenants as at December 31, 2005 and 2004.

The Company did not make any acquisitions in 2005 or during 2004 other than the acquisition of all minority interest holdings in DRAXIS Pharma in April 2004.

All third party debt was repaid over the course of 2004 (see “Debt Repayment and Bank Financing”). During 2003, the Company reduced its outstanding third party debt through the repayment of its secured revolving credit facility at DRAXIS Pharma and the repayment of its unsecured subordinated obligation.

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

During 2004, the Company completed the arrangement of new credit facilities with its bankers, the National Bank of Canada, to replace all existing facilities at the subsidiary level as follows:

•      CDN$15 million or US$ equivalent operating facility payable within 364 days of drawing upon the facility. The operating facility can be extended by one year upon agreement with the lender. As at December 31, 2005, no amount was drawn under this facility.

•      CDN$10 million or US$ equivalent term facility, repayable in full in three years. As at December 31, 2005, no amount was drawn under this facility.

Interest under the credit facilities (both term and operating) is based on the bank’s prime lending rate provided the Company meets certain ratios, which as at December 31, 2005 were met.

Credit facilities, if drawn upon, are to be secured by specific assets of DRAXIS Specialty Pharmaceuticals Inc., and shares and guarantees of certain subsidiaries.

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

RELATED PARTY TRANSACTION

The Company paid rent of $123,000 and $125,000 to a company controlled by a member of the Board of Directors related to its head office location in 2005 and 2004, respectively. This lease expires on May 31, 2006.

This transaction is in the normal course of operations and is measured at the exchange amount as agreed to by the parties.

COMMITMENTS

The following table summarizes the Company’s major contractual cash obligations as of December 31, 2005:

	Payment due by end of:
Contractual Obligations	Total	2006	2007	2008	2009	Thereafter
Operating leases	66	66	—	—	—	—
Service contracts	447	192	192	63	—	—
Milestone obligations	1,558	308	327	327	327	269
Other long-term obligations	310	58	77	77	77	21
Total contractual obligations	2,381	624	596	467	404	290

All contractual obligations related to 2005 and 2004 were fully paid as of December 31, 2005 and December 31, 2004 respectively.

In addition to the above, the Company may be obligated to make certain royalty payments based on related product sales and milestone payments based on the achievement of certain specified events.

The amount, timing and likelihood of these royalty payments are not determinable as they mainly relate to products being developed and not yet approved by the applicable regulatory authorities.

SELECTED ANNUAL INFORMATION

(in thousands of US dollars, except share related data) (U.S. GAAP)

	2005	2004	2003
Revenues
Product sales	$72,989	$61,693	$40,535
Royalty and licensing	6,444	7,627	8,658
	$79,433	$69,320	$49,193
Net income (loss)
- From continuing operations	$7,784	$7,977	$4,671
- From discontinued operations	—	(61)	8,531
	$7,784	$7,916	$13,202
Basic income per share
- From continuing operations	$0.19	$0.20	$0.13
- From discontinued operations	—	—	0.23
	$0.19	$0.20	$0.36
Diluted income per share
- From continuing operations	$0.18	$0.19	$0.13
- From discontinued operations	—	—	0.23
	$0.18	$0.19	$0.36
Total assets	$95,820	$88,785	$76,553
Total long-term financial liabilities	252	—	$10,466

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except share related data) (U.S. GAAP)

	Q4, 2005	Q3, 2005	Q2, 2005	Q1, 2005	Q4, 2004	Q3, 2004	Q2, 2004	Q1, 2004

Revenues
Product sales	$17,273	$16,034	$19,176	$20,506	$18,352	$16,205	$14,927	$12,209
Royalty and licensing	1,387	1,423	1,295	2,339	1,934	1,980	1,786	1,927
	$18,660	$17,457	$20,471	$22,845	$20,286	$18,185	$16,713	$14,136

Net income (loss)
- From continuing operations	$1,067	$1,069	$2,353	$3,295	$2,267	$2,058	$2,264	$1,388
- From discontinued operations	—	—	—	—	(34)	3	(21)	(9)
	$1,067	$1,069	$2,353	$3,295	$2,233	$2,061	$2,243	$1,379

Basic income per share
- From continuing operations	$0.03	$0.03	$0.06	$0.08	$0.06	$0.05	$0.06	$0.04
- From discontinued operations	—	—	—	—	—	—	—	—
	$0.03	$0.03	$0.06	$0.08	$0.06	$0.05	$0.06	$0.04

Diluted income per share
- From continuing operations	$0.03	$0.03	$0.06	$0.08	$0.05	$0.05	$0.06	$0.04
- From discontinued operations	—	—	—	—	—	—	—	—
	$0.03	$0.03	$0.06	$0.08	$0.05	$0.05	$0.06	$0.04

MAJOR TRENDS IN QUARTERLY NUMBERS

The quarterly numbers reflected in the above table reflect the significant trends described below. For more detailed explanations, please refer to the MD&As filed on a quarterly basis.

Commencing in the second quarter of 2003, the contract manufacturing segment began a significant ramp-up of shipments of Hectorol® Injection for Genzyme and products under its GSK manufacturing agreements. The level of shipments has increased since the second quarter of 2003, subject to the Company’s ability to increase productive capacity by introducing additional shifts and the timing of demand. Beginning late in 2003, the Company expanded its production work force and continues to do so. This has resulted in a positive upward trend in revenue mainly in contract manufacturing and increasing margins due to the higher margin sterile business and the financial benefits of improved capacity utilization. The major trend in revenues has been the shift in business in contract manufacturing where sterile product revenue occupies a higher share of overall revenue driven by the GSK and Genzyme business. This trend continued through 2004 and into the third quarter of 2005. The result was increasing volume and associated product gross margins in contract manufacturing.

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

During the third quarter of 2005, the Company’s contract manufacturing operation extended its scheduled shutdown period at the beginning of the third quarter in the sterile areas, in order to correct an electrical panel failure and make associated repairs, and the decision to revalidate the entire sterile area following these repairs and to recalibrate production schedules had material financial implications which hindered third and fourth quarter results. Finalizing and executing on production schedules in the fourth quarter of 2005 were further hindered by delays in receiving some component materials from suppliers. Production in contract manufacturing was ramping up towards normalized production levels by the end of the third quarter of 2005.  The overall effect of the extended shutdown was to negatively affect the Company’s key financial metrics over the second half of 2005 and offset the significant growth achieved over 2004 in the first half of 2005. The impact on product gross margins in the second half of 2005 was approximately 5%.

In the radiopharmaceutical segment, volumes have increased since the first quarter of 2003, related to the introduction of sodium iodide I-131 to the U.S. In the fourth quarter of 2004, a change in customer purchasing patterns occurred which lowered cold kit sales to the U.S. below traditional levels in October and November. Cold kit sales return to more traditional levels in 2005 and the primary driver for growth in 2005 remained the increasing penetration of sodium iodide I-131 in the U.S.

Apart from the impact of foreign currency on the Company’s Canadian denominated selling, general and administrative spending, selling, general and administrative spending increased due to: costs of process improvement initiatives commencing in the second quarter of 2005; one-time costs associated with the exit of brachytherapy product line which occurred in fourth quarter of 2005; and severance costs in the fourth quarter of 2005.  We expect that other fluctuations will occur from time to time related to compliance activities related to Sarbanes-Oxley and the costs of compensation programs which are linked to the Company’s share value.

Depreciation and amortization costs continue to rise over time. This reflects the capital expenditure programs implemented since 2002. This trend continued, specifically, as the second lyophilization unit was fully installed and validated in the first half of 2005.

Foreign exchange has impacted EPS to the extent of the strengthening of the Canadian dollar and its affect on the Company’s net monetary position held in US dollars.

Interest expense has declined as the Company has reduced debt levels beginning with the second quarter of 2003, culminating in the repayment of all debt at the end of 2004 and no debt in 2005.

The Company’s effective tax rate has been significantly below the statutory rate due to the recognition of previously unrecognized loss carryforwards. The Company’s ability to execute on tax planning opportunities has expanded as a result of the increased operating profits of its contract manufacturing segment, the amalgamation of its two core businesses effective January 1, 2005, and the purchase of all minority interest shareholdings of its contract manufacturing business on April 22, 2004. This trend is not expected to continue in the long term and the effective tax rate is expected to return closer to statutory levels, subject to the amount of research and development spending.  Over the short term and specifically in 2005, the Company benefited from the recognition of the lower effective statutory tax rate attributable to milestone payments received and through withholding tax refunds received in the year but not previously estimated to be recoverable and changes to statutory tax rates resulting in one-time adjustments to the deferred income tax values.

Net cash flow from operating activities continues to grow with the increased volumes, subject to the required investment in working capital to support the ramp-up in business.

Capital expenditures tend to rise during and after shutdown periods (usually in the third quarter) when most installation activities take place.

OUTLOOK

General Guidance

During 2005, the Company revised downward two key financial targets for 2005, namely revenues and earnings per share, as a result of the extension of the planned shutdown of the sterile operations of contract manufacturing (as described under “Contract Manufacturing”).  The downward revisions resulted from the production delays during the extended shutdown period and the process the Company undertook to recalibrate production schedules to meet customer demand.  The Company’s ability to forecast revenue over shorter-term periods, especially quarterly targets, is very difficult and less accurate during periods in which significant changes are made to production schedules, whether due to production issues or changes to the timing of customer demand. While delays in receiving component parts are not unusual, when combined with production issues or customer timing changes, they can significantly impact revenues compared to forecasts for a given period. Furthermore, due to the complexity of sterile manufacturing and the rigours and demands of the quality testing and release process, anticipated shipment dates and the accompanying revenues can change from period to period based on the independent quality control process.  Accordingly, the Company does not and does not plan to provide specific quarterly guidance.

The Company’s annual guidance is based on the information available when it receives annualized customer forecasts or estimates of demand. During the course of the year, changes to these forecasts and customer demand, which are out of the control of the Company, can result in revisions to production schedules.  In addition, unforeseen production problems can potentially cause variations from revenue forecasts and ultimately earnings per share estimates. Customer forecasts can change positively or negatively based on several factors such as the ability of our customers to obtain regulatory approval, the success of the product produced for them in the marketplace and regulatory changes affecting product demand. (See “Forward-Looking Statements”).

As of February 28, 2006, the Company has not yet received forecast information from a number of customers in sufficient detail regarding timing and quantification of demand to allow the Company to provide meaningful guidance at this time on 2006 revenues.  Based on the current information available, earnings per share are expected to range between 23 cents and 27 cents for 2006.  This includes a non-cash charge of 2 cents per share for stock-based compensation, according to new accounting rules which became effective January 1, 2006.  Net operating cash flow in 2006 is expected to be at least $15 million.

ACCOUNTING MATTERS

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company’s Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of Consolidated Financial Statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates.

A summary of the significant accounting policies and methods used by the Company in the preparation of its Consolidated Financial Statements is included in Note 2 to the 2005 audited Consolidated Financial Statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its Consolidated Financial Statements.

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

Provision for Inventory Obsolescence

Provisions for inventory are charged against income when it is determined that specific inventory items do not meet the defined quality and regulatory requirements for sale.  The Company does not make general provisions for inventory obsolescence.

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

Discontinued Operations

Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations. Commencing in the fourth quarter of 2002, the revenues and expenses related to Alertec® were included in the results related to continuing operations and not discontinued operations due to management’s decision in 2002 to retain the Canadian product rights due to the uncertainty of being able to obtain the third party approval required to be able to include these rights as part of the divestiture of DRAXIS Pharmaceutica. As a result of attaining the required third party approval, the Canadian product rights to Alertec® were included in the sale of the remaining assets and liabilities of DRAXIS Pharmaceutica to Shire, which was completed in the third quarter of 2003.

Foreign Exchange Risk

The Company’s reporting currency is the US dollar. The functional currency for its Canadian operations – which include the radiopharmaceutical segment, the contract manufacturing segment and royalties and milestones related to product rights sold to Shire – is the Canadian dollar. Accordingly, the Company’s foreign exchange exposure for accounting purposes mainly relates to U.S.-denominated monetary assets of these operations. The Company currently does not actively hedge this exposure, but reduces the exposure by maintaining the minimum level of U.S.-denominated cash available to meet its short-term cash requirements.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) published SFAS No. 123R, Share-Based Payments.  SFAS No. 123R amends SFAS No. 123, Stock-Based Compensation issued in 1995 and supercedes Accounting Principles Board Opinion (“APB”) No. 25 issued in 1972.  Compensation expense is generally recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). This statement is effective for the Company beginning on January 1, 2006.  As of the required effective date, the Company will apply SFAS No. 123R using a modified version of the prospective application. Under that transition method, compensation cost is recognized beginning on the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. Had the Company adopted SFAS No. 123R prospectively, the net impact on the Company’s consolidated statements of operations would have approximated the impact as described in Note 2(q) of the Consolidated Financial Statements on a pro forma basis.  The Company is currently evaluating the impact of adopting SFAS No. 123R and expects the impact to be material to the EPS.

In November 2004, FASB issued SFAS No. 151, Inventory Costs-An Amendment of APB No. 43 which requires that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs be recognized as current period charges.  Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversions be based on normal capacity of the production facilities.  SFAS No. 151 is required to be adopted by the Company in the first quarter of fiscal 2006.  Adoption by the Company of this pronouncement is not expected to have a material impact on the Company’s results of operations or financial conditions.

Non-GAAP Financial Measures

The Company now focuses on GAAP measures both in reporting externally and monitoring management performance. Specifically, the Company measures divisional performance and consolidated performance based on gross profit margin, operating income, net income and operating cash flow. Non-GAAP measures and, specifically, EBITDA will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP measures used with GAAP line items.

The Company additionally has incorporated, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

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

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations (including, without limitation, material equipment breakdowns); reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this MD&A represent the Company’s expectations as at February 28, 2006.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 6.  Directors, Senior Management and Employees

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Martin Barkin	Toronto, ON	President and Chief Executive Officer
Director since May 19, 1992 and employee of the Company since March, 1992.

Dr. Barkin, MD, B.Sc. (MED.), MA, FRCSC, is President and Chief Executive Officer of the Company.  As of February 8, 2006, he became a member of the Board of Allon Therapeutics Inc.  Dr. Barkin served on the Board of Viventia Biotech Inc. until December 30th, 2005, at which date Viventia Biotech Inc. ceased to be a reporting issuer and Dr. Barkin ceased to be a director.  Dr. Barkin was Chairman of the Board of Sunnybrook & Women’s College Health Sciences Centre from June 15, 1998 until June 30, 2003.  Dr. Barkin came to the Company in 1992 from KPMG where he was Partner and National Practice Leader for Health Care.  Before that, he was Deputy Minister of Health for the Province of Ontario and before that President and Chief Executive Officer of Sunnybrook Health Sciences Centre at the University of Toronto.  Dr Barkin is a surgical specialist in Urology holding the rank of Professor at the University of Toronto, a former Research Scientist at University of Toronto and was Division Chief at Sunnybrook Health Sciences Centre.

Leslie L. Dan	Toronto, ON	Director
Director since December 10, 1993.

Mr. Dan is Chairman of Novopharm Limited, one of Canada’s leading pharmaceutical companies and Chairman of Viventia Biotech Inc.  Prior to April 5, 2000, Mr. Dan was Chairman and Chief Executive Officer of Novopharm Limited.

George M. Darnell	Coral Gables, FL	Director
Director since November 26, 1996.

Mr. Darnell is the retired President of the Dade Division and the retired Executive Vice President of the Baxter Diagnostics Group of Baxter International.  He has over 35 years of U.S. and international experience in the diagnostic industry.

Rolf H. Henel	Wayne, NJ	Director
Director since August 14, 2002.

Mr. Henel is the retired President of Cyanamid International, Lederle Division.  He currently serves as an advisor to the healthcare industry and is a partner in Naimark & Associates, a healthcare consulting firm.  He is also a director and Chairman of the Compensation and Nominating and Corporate Governance Committees of SciClone Pharmaceuticals, Inc. and a director, Chairman of the Compensation Committee and member of the Audit and Nominating and Corporate Governance Committees of Penwest Pharmaceuticals Co.

Brian M. King	Kenora, ON	Chairman and Director
Director since May 26, 1994.

Mr. King is Chairman of the Board of Directors of the Company.  He is the former Chairman and Chief Executive Officer of Connaught Biosciences, Inc.  He is also a director and Chairman of the Compensation Committee of Onex Corporation and a director and member of the Investment, Valuation and Audit Committees of VenGrowth Investment Funds.

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
Director since November 17, 1998.

Mr. Vivash was formerly President and Chief Executive Officer of CIBC Securities Inc., Fidelity Investments Canada Limited and Manulife Securities International Ltd.  He currently serves as President and Chief Executive Officer of Tesseract Financial Inc., a financial services consultancy; director and member of the Compensation Committee and Chairman of the Nominating and Corporate Governance Committee of Sierra Systems Group Inc., and director and member of the Nominating and Corporate Governance Committee of Cangene Corporation.  He is also a member of the Board of Directors, the Audit Committee and the Conduct Review Committee of State Street Trust Company Canada.

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
Officer since August 1998.

Mr. Brazier, Hon. B. Comm., joined DRAXIS in August 1998 as President of SpectroPharm Dermatology and now holds the position of Chief Operating Officer.  Prior to July 1, 2003, Mr. Brazier served as President of DRAXIS Pharmaceutica.  Prior to joining the Company, Mr. Brazier was the Director of Skin Care at Allergan Inc.  Mr. Brazier also held positions in Marketing Management and Sales Management in his 10 years with Allergan.  From 1980-1989, Mr. Brazier held Marketing and Sales positions with Bausch & Lomb, Stafford Foods and Canada Packers. Mr. Brazier holds an Honors B. Comm., majoring in Marketing and Finance.

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
Officer since July 2003.

Mr. Durham is President of DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.  Prior to joining the Company in July 2003, Mr. Durham was General Manager of an international contract manufacturer, with responsibilities for operations, finance, sales and marketing, business development and strategic planning.

Jean-Pierre Robert	Montreal, QC	Officer
Officer since May 2005.

Mr. Robert, B.Sc., is President of DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc. Prior to joining DRAXIS, he served as Vice President and General Manager of Tyco Healthcare (Canada), overseeing domestic and export operations, following its acquisition of Mallinckrodt (Canada), where he held the same position. Most recently, Mr. Robert was President and CEO of an emerging Canadian biopharmaceutical company. He has extensive healthcare industry experience including executive, general management, marketing and sales roles involving diagnostic, pharmaceutical, chemical and laboratory products with Mallinckrodt, Fisher Scientific, Hoechst and Bayer. He holds a B.Sc. and was a member of the Canadian Society of Nuclear Medicine.

Jerry Ormiston	Toronto, ON	Officer
Officer since May 2001.

Mr. Ormiston, B.Sc., MBA, joined DRAXIS in May 2001 as Executive Director, Investor Relations following two years as a senior consultant in a Toronto investor relations firm working with small and mid-sized entrepreneurial companies on capital markets communications strategies.  Prior to that he was at Allelix Biopharmaceuticals for 12 years – four as Manager of Investor Relations and eight in the business development area.  He has 32 years’ experience in the healthcare industry in pharmaceuticals and biotechnology.  His assignments over those years have included positions in business development, marketing, corporate communications, production management, quality assurance and regulatory affairs.

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

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2005, 2004 and 2003 in respect of each of the individuals (i) who were, at December 31, 2005, the Chief Executive Officer, the Chief Financial Officer, and each of the Company’s three most highly compensated executive officers other than the CEO and CFO and who received salary and bonus in excess of CDN$150,000 in the 2005 fiscal year; and (ii) who would have been one of the three most highly compensated executive officers other than the CEO and CFO except that such individuals were no longer serving as officers of the Company on December 31, 2005 (collectively, the “Named Executive Officers”).

											Long Term Compensation
											Long Term
											Compensation
			Annual Compensation								Awards
			Salary		Bonus						Securities
				DSU			DSU		Other		Under
Name & Principal				Election			Election		Annual		Options	LTIP		All Other
Position	Year		Cash	(2)	Cash		(2)		Compensation(1)		Granted	Payouts		Compensation
			(CDN$)	(CDN$)	(CDN$)		(CDN$)		(CDN$)		(#)	(CDN$)		(CDN$)
Martin Barkin, MD President & Chief Executive Officer	2005 2004 2003		450,000 400,000 320,000	nil nil 80,000	91,432 154,600 125,000	(3)	nil nil 125,000	(3)	23,355 40,880 36,077		50,000 nil nil	nil nil nil		1,611,000 711,525 600,000	(4) (5) (6)

Mark Oleksiw Chief Financial Officer	2005 2004 2003		225,000 200,000 142,900	nil nil nil	37,587 65,320 53,759		nil nil nil		11,150 8,217 nil		25,000 nil 100,000	nil nil nil		nil 16,434 nil	(7)

Dan Brazier Chief Operating Officer	2005 2004 2003		290,000 254,500 210,000	nil nil nil	48,333 85,218 79,800		nil nil nil		13,666 19,533 17,383		75,000 100,000 130,000	nil nil 75,000	(8)	61,475 Nil 109,000	(9) (10)

John Durham President, DRAXIS Pharma division	2005 2004 2003	(11)	300,000 262,000 151,667	nil nil nil	15,650 95,380 53,144		nil nil nil		14,386 20,636 72,381	(12)	25,000 nil 100,000	nil nil nil		nil nil nil

Jean-Pierre Robert President, DRAXIMAGE division	2005	(13)	183,606	nil	45,206		nil		594		100,000	nil		nil

Richard Flanagan Scientific Advisor	2005 2004 2003	(14)	191,731 254,500 216,250	nil nil nil	nil 25,979 77,850		nil nil nil		13,431 18,975 17,239		25,000 nil 20,000	nil nil 389,474	(15)	1,109,472 nil nil	(16)

(1)                                  “Other Annual Compensation” does not exceed the lesser of CDN$50,000 or 10% of the annual salary and bonus for the fiscal year, except as noted.  It includes a payment equal to 5% of the Named Executive Officers’ salary for RRSP purposes in accordance with the terms of their employment with the Company.

(2)                                  Amounts in these columns relate to the portions of salary and bonus elected to be received in the form of Deferred Share Units (“DSU”) and are in addition to the cash amounts specified.  See “Incentive Plans – Deferred Share Unit Plan”.

(3)                                  Includes a special bonus of CDN$60,000 which was paid to Dr. Barkin in 2003 related to the successful sale of the Company’s Pharmaceutica Division to Shire BioChem Inc. in July 2003.  The decision on the amount and payment of this bonus was deferred by the directors in 2002.  Dr. Barkin elected to receive CDN$30,000 of this bonus in Deferred Share Units and CDN$30,000 in cash.

(4)                                  Dr. Barkin realized an aggregate amount of CDN$1,291,000 from the exercise of 400,000 options in 2005 and CDN$320,000 pursuant to his Retirement Compensation Agreement.  See “Executive Compensation – Employment Contracts and Termination of Employment”.

(5)                                  Dr. Barkin received CDN$480,000 in 2004 as payment of his Retirement Compensation Allowance.  See “Executive Compensation - Employment Contracts and Termination of Employment.”  In addition, he realized an aggregate value of an amount of CDN$231,525 from the exercise of his options in 2004.

(6)                                  Dr. Barkin received CDN$600,000 in August 2003 as payment of his Retirement Compensation Allowance. See “Executive Compensation - Employment Contracts and Termination of Employment”.

(7)                                  This amount is the aggregate value realized from the exercise of options in the amount of CDN$16,434 for 2004.

(8)                                  Dan Brazier received CDN$75,000 in August 2003 as payment upon the sale of the Company’s Pharmaceutica Division to Shire BioChem Inc. in July 2003.  This payment was in lieu of initiating a planned Long Term Incentive Plan for the Pharmaceutica Division.

(9)                                  Mr. Brazier realized an aggregate amount of CDN$61,475 from the exercise of 15,000 options in 2005.

(10)                            Represents a success fee related to the sale of the Pharmaceutica Division of the Company to Shire BioChem Inc. in July 2003.

(11)                            John Durham joined the Company as President of DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) on June 2, 2003.

(12)                            Included in this amount is a signing bonus of CDN$60,000.

(13)                            Jean-Pierre Robert joined the Company as President of DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc. on May 9, 2005.

(14)                            Dr. Richard Flanagan was President of DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc. until May 8, 2005, at which time he became a Scientific Advisor to the Company.

(15)                            Dr. Richard Flanagan received CDN$389,474 in December 2003 as a partial payment of the long term incentive plan payment in accordance with the provisions of the DRAXIMAGE Long Term Incentive Plan.  See “Executive Compensation – Subsidiary Long Term Incentive Plans – DRAXIMAGE”.

(16)                            Dr. Flanagan realized an aggregate amount of CDN$177,250 from the exercise of 70,000 options in 2005 and CDN$932,222 pursuant to his Retirement Compensation Agreement.  See “Executive Compensation – Employment Contracts and Termination of Employment”.

Incentive Plans

Philosophy

The Company’s philosophy is to link employee compensation to the success of the Company and to emphasize “at risk” employee compensation.  Save and except for the Retirement Compensation Allowance for each of Dr. Barkin and Dr. Flanagan set forth under “Employment Contracts and Termination of Employment”, the Company does not provide any form of pension program to its senior management.

The Company has implemented the following plans in an effort to achieve “at risk” employee compensation: Stock Option Plan, Deferred Share Unit Plan, Employee Group Registered Retirement Savings Plan and Non-Executive Long Term Incentive Plan.

Stock Option Plan

Intention and Participants – This plan was approved by shareholders on February 3, 1988 and amended on June 27, 2001 to permit the Board of Directors to grant options to purchase common shares to directors, officers, employees and arm’s length consultants of the Company and its subsidiaries so as to link corporate compensation to enhanced shareholder value.

Maximum Common Shares Issuable – In 2001 the shareholders authorized, at the Company’s annual and special meeting, the issuance of up to 7,500,000 common shares under this plan.  As at March 20, 2006, 2,925,453 options have been granted and are outstanding, representing 7.1% of the Company’s issued and outstanding capital as at March 20, 2006.  As at March 20, 2006, 3,279,514 common shares remain reserved for issuance under this plan and, accordingly, 354,061 options are available for issuance under the plan as at such date, representing 0.9% of the Company’s issued and outstanding capital as at such date.  The number of shares reserved for issuance to any one person, including insiders, pursuant to options granted in accordance with the plan or otherwise cannot exceed 5% of the outstanding common shares of the Company.

Determination of Number, Price and Term of Options – The Board of Directors determines the price per common share, the number of options for common shares which may be allotted to each designated director, officer, employee or arm’s length consultant, the period in which any option may be exercised and all the terms and conditions of the option in accordance with the applicable requirements of any regulatory authority or stock exchange.  The exercise price for an option must not be less than the closing price of common shares on the TSX on the trading day immediately preceding the date of the grant.

Dilution Guideline – The Company has an established guideline limiting the aggregate number of common shares that can be issued at any point in time through the exercise of options to 13% of the Company’s outstanding common shares.  As at March 20, 2006, the number of common shares so issuable was 7.1% of the Company’s outstanding common shares.

Vesting – The period during which any option may be exercised is determined by the Board of Directors at the time at which the option is granted and shall be no later than ten years from the grant date.

Assignability – Options are non-assignable and non-transferable.

Termination of Employment, Permanent Disability or Death of an Option Holder – If an Option Holder ceases to hold office as a director, officer or employee of the Company during an option period, the exercisable options may be exercised for a period of thirty days after such Option Holder ceases to hold such office or position or for a longer period as the Board of Directors may approve.  In the event of the total and permanent disability of an Option Holder, the exercisable options may be exercised for a period of six months after the date on which the Board of Directors has determined that the Option Holder is permanently disabled or for such longer period as the Board of Directors may approve.  In the event of the death of an Option Holder, the options that were exercisable at the date of the death may be exercised by the Option Holder’s executors or personal representatives within six months of the Option Holder’s death.

Amendment of plan – The Board of Directors may terminate the plan at any time or amend the plan at any time with the consent of the Toronto Stock Exchange.  Security holder approval of termination of or amendments to the plan is not required by the terms of the plan.

Options Available for Future Grants – 354,061 as at March 20, 2006.

Unexercised options of Named Executive Officers as a percentage of common shares issued and outstanding as of March 20, 2006 – 3.2%.

Aggregate Option Grants to Named Executive Officers as of December 31, 2005 – 300,000.

The following table sets forth the options granted during the financial year ended December 31, 2005:

Name	Securities Under Options Granted (#)(1)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price (CDN$/Security)(2)	Market Value of Securities Underlying Options on the Date of Grant (CDN$/Security)		Expiration Date
Martin Barkin, MD President & Chief Executive Officer	50,000	11.0	CDN $5.73	CDN	$5.73	December 31, 2009

Mark Oleksiw Chief Financial Officer	25,000	5.5	CDN $5.73	CDN	$5.73	December 31, 2009

Dan Brazier Chief Operating Officer	75,000	16.5	25,000 @ CDN $5.73 50,000 @ CDN $5.38	CDN CDN	$5.73 $5.38	December 31, 2009 October 2, 2015

John Durham President, DRAXIS Pharma division	25,000	5.5	CDN $5.73	CDN	$5.73	December 31, 2009

Jean-Pierre Robert President, DRAXIMAGE division	100,000	22.0	CDN $6.05	CDN	$6.05	25,000 expire May 10, 2010 75,000 expire May 10, 2015

Richard Flanagan Scientific Advisor	25,000	5.5	CDN $5.73	CDN	$5.73	December 31, 2009

(1) All options, except for the 75,000 options issued to Jean-Pierre Robert which expire on May 10, 2015 and the 50,000 options issued to Dan Brazier which expire on October 2, 2015, have a three year vesting period.  The 75,000 options issued to Mr. Robert which expire May 10, 2015 and the 50,000 options issued to Mr. Brazier which expire on October 2, 2015 vest as follows: (i) half after five years from the date of grant; and (ii) half after seven years from the date of grant.

(2) The Exercise Price of the options was determined by the Board of Directors in accordance with the provisions of the Stock Option Plan.

The following table sets forth individual exercises of options by the following Named Executive Officers during the financial year ended December 31, 2005 and the financial year-end value of unexercised options:

Name	Securities Acquired on Exercise	Aggregate Value (CDN$) Realized	Unexercised Options at December 31, 2005 (#) Exercisable/ Unexercisable	Value of Unexercised in- the-Money Options at December 31, 2005 (CDN$) Exercisable/ Unexercisable
Martin Barkin	400,000	1,291,000	371,792 / 33,333	425,820 / Nil
Mark Oleksiw	Nil	Nil	21,666 / 116,667	18,533 / 269,000
Dan Brazier	15,000	61,475	76,666 / 183,334	103,617 / 292,333
John Durham	Nil	Nil	8,333 / 116,667	Nil / 269,000
Jean-Pierre Robert	Nil	Nil	Nil/100,000	Nil / Nil
Richard Flanagan	70,000	177,250	68,333/ 16,667	110,200/Nil

Deferred Share Unit Plan

Intention – To further align the interests of senior management with those of shareholders by increasing management shareholdings at minimal cost to the Company.

Mechanism – Eligible participants in this plan are entitled to elect yearly to receive up to 20% of base salary and up to 100% of any bonus payable in respect of that year in Deferred Share Units in lieu of cash compensation.  An election must be made by December 1 of each year in respect of base salary and bonus for the next year.  The elected amount is converted to a number of Deferred Share Units equal to the elected amount divided by the closing price of the common shares on the Toronto Stock Exchange or The NASDAQ National Market System on December 31 of each year, based on a purchase commitment as of December 1 of the prior year.  This plan is administered by the Board of Directors of the Company.

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

Named Executive Officer Elections for 2004, 2005 and 2006 – The following table summarizes the elections under this plan by Named Executive Officers:

DSU Elections

	2004				2005				2006
	Salary		Bonus		Salary		Bonus		Salary		Bonus
	%	$	%	$	%	$	%	$	%	$	%	$
Martin Barkin(1)	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	Nil
Dan Brazier(2)	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	100	100,000

(1)           As at March 20, 2006, Dr. Barkin had a total of 186,560 Deferred Share Units and the value of his interest in this plan at said date was CDN$1,029,811.

(2)           As at March 20, 2006, Mr. Brazier had a total of 19,802 Deferred Share Units and the value of his interest in this plan at said date was CDN$109,307.

Employee Group Registered Retirement Savings Plan

Intention – To provide a cost-sharing program for employees of the Company and its subsidiaries by way of a corporate sponsored registered retirement savings plan (“RRSP”) matching mechanism for employee retirement.

Mechanism – Commencing 12 months after continuous employment, employees of the Company and its subsidiaries are entitled to receive a discretionary payment from the Company which matches employee contributions on a dollar-for-dollar basis towards an employee’s RRSP, up to a maximum of 5% of the employee’s eligible income (“normal” straight time annual earnings or salary, not to include overtime payments, bonus or any other form of exceptional payment).  The corporate contribution to this plan remains under the ownership and control of the employee and is not subject to any lock-in provisions.  The plan is administered by a committee composed of employees and management.  Subject to the investment choices approved by the committee, employees control the investment of the contributions of both the employees and the Company.  For those employees belonging to the United Food and Commercial Workers International Union (“UFCW”) the contribution is 3.5% of base earnings which may be directly contributed by the Company to the UFCW pension fund if the employees so elect as a group.  No such election was made for 2005.

Participants – Participation is open to all full and part-time permanent Canadian employees of the Company and its subsidiaries, other than designated senior management employees and the Named Executive Officers.

Commencement Date – The plan commenced on January 1, 2002, but employee matching contributions were not required for 2003, 2004 and 2005.  In 2006, matching contributions are required.

Non-Executive Long Term Incentive Plan

Intention - This plan was approved by the Board of Directors on December 6, 2005.  Its purposes are: (i) to align the interests of eligible employees with the interests of the shareholders of the Company; (ii) to attract and retain key employees; and (iii) to ensure that key employees’ incentives and rewards are consistent with the strategic business initiatives of the Company and to achieve divisional and corporate financial goals to enhance shareholder value.

Mechanism – The maximum plan award for any two-year cycle is established by the Board of Directors at the beginning of each cycle and is a percentage of a participant’s average annual base salary for the cycle.  A portion of the maximum plan award is determined based on the Company’s cumulative earnings per share (“EPS”) target for the cycle (“Financial Portion”) and a portion of the maximum plan award is determined based on the performance of the individual participant during the cycle (“Performance Portion”).  The maximum percentage of the plan award comprised of the Financial Portion and the maximum percentage of the plan award comprised of the Performance Portion are identical for all participants within each cycle and are established by the Board of Directors.  The portion of the maximum potential Financial Portion and the maximum potential Performance Portion that a participant will be awarded depends upon the EPS achieved during the cycle and whether the participant has achieved his or her performance objectives, respectively.  The plan is administered by the President and Chief Executive Officer of the Company under the supervision of the Board of Directors.  All plan awards are paid in cash within 90 days of the end of a cycle.

Participants – Members of senior management of the Company who are full time employees may be selected to participate in the plan.  Members of the Executive Operations Committee and those senior managers of the Company who participate in an established incentive or participation plan of the Company are excluded from participating in this plan.  Each of the Named Executive Officers may not participate in the plan

Subsidiary Long-Term Incentive Plans

DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc.

Intention – To align further the interests of senior management in DRAXIMAGE (formerly DRAXIMAGE Inc.), a division of DRAXIS Specialty Pharmaceuticals Inc. (“DRAXIMAGE”), for increasing the value of the division and therefore enhancing shareholder value of the Company as a whole.

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

In March 2005, the Board of Directors amended the plan by adoption of a resolution providing that the Company could no longer elect to make payments to plan participants by way of an issuance of shares of the Company.

Participants – Selected members of senior management of the DRAXIMAGE division as designated by the Company.  Mr. Jean-Pierre Robert participates in this plan but received no award under the plan in 2005.  Dr. Richard Flanagan participated and received an award under the plan in 2005.  See “Employment Contracts and Termination of Employment”.

DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.

Intention – In September 2003, the then-existing Equity Participation Plan of DRAXIS Pharma Inc. (as of January 1, 2005 known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) was terminated and replaced with a Long Term Equity Incentive Plan to provide certain senior management employees of DRAXIS Pharma with a meaningful incentive to increase the value of the Company and to allow management to share in the benefits of that value creation.

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

Participants – Selected members of senior management of the DRAXIS Pharma division as designated by the Company.  Mr. John Durham participates in this plan but received no award under the plan in 2005.

Discontinued Plan

Equity Purchase Plan

Eligible participants in this plan were entitled to purchase on a yearly basis common shares of the Company equal to not more than 40% of their base salary, funded by an interest-bearing loan from the Company, with the common shares to be acquired by an open market purchase by a trustee on behalf of the participants.  The purchase price was equal to the closing price of the common shares on the TSX or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year.  This plan was cancelled by the Board of Directors in 2002 and all outstanding loans granted thereunder were repaid in 2005.

Compensation of Directors

In 2005, the compensation paid to each director of the Company was revised following a review of the compensation paid to directors.  At the request of the Human Resources and Compensation Committee and the Board of Directors, the CEO reviewed management proxy circulars of twelve Canadian companies, as well as a third party review of corporate governance and director compensation in Canada. As of January 1, 2005, each director, other than Dr. Martin Barkin, received an annual honorarium of $17,500 plus a meeting fee of $1,500 for each Board of Directors and Committee meeting attended, some via teleconference.  In addition, the Chairs of each of the Human Resources and Compensation Committee and the Nominating and Corporate Governance Committee received an annual retainer of $5,000.  The Chairman of the Audit

Committee received an annual retainer of $10,000.  Directors who are employees of the Company do not receive any compensation in their capacity as directors.  For the year ended December 31, 2005, in addition to the retainer received as Chairman of the Human Resources and Compensation Committee, Mr. Brian King received $95,000 as non-executive Chairman of the Board of Directors.  He did not otherwise receive meeting fees as a director.  The following table sets forth the total compensation paid to each Director in the year ended December 31, 2005.  Dr. Martin Barkin, as an employee of the Company, did not receive any compensation in his capacity as a director.

	Leslie Dan	George Darnell	Rolf Henel	Brian King	Sam Sarick	Bruce Simpson	John Vivash
Annual Retainer	$17,500	$17,500	$17,500	$95,000	$17,500	$17,500	$17,500
Chairman Retainer	—	—	—	5,000	10,000	—	$5,000
Committee Retainer	$2,500	5,000	5,000	—	5,000	2,500	—
Committee meetings	$6,000	$16,500	$16,500	—	$7,500	$12,000	$9,000
Board meetings	$12,000	$15,000	$13,500	—	$12,000	$15,000	$15,000
TOTAL	$38,000	$54,000	$52,500	$100,000	$52,000	$47,000	$46,500
Options	15,000	15,000	15,000	20,000	15,000	15,000	15,000

In December 2001, under the Company’s Stock Option Plan, each of the directors (excluding the President and Chief Executive Officer) was awarded 15,000 options as partial compensation for services rendered as directors.  The Chairman was awarded an additional 5,000 options.  An award of the same number of options occurs annually on each January 1 with an exercise price based on the average closing price of the common shares on the TSX for the five trading days immediately preceding January 1 in each year.

From time to time, special committees of the Board of Directors are appointed to consider special issues, in particular issues which could potentially involve related party transactions or other special transactions.  Compensation for work on such committees is set based on the amount of work involved.  No compensation was paid in 2005 to any special committee members.

Minimum Shareholding Requirements

In June 2001, the Board of Directors established a corporate policy requiring each then current Director to acquire by June 2004 (or in the case of future Board of Directors members, within three years of their appointment) common shares in the Company equal to five times his or her annual honorarium.  All directors who were to comply with this requirement by June 2004 were in compliance as of said date.  In February 2005, the Board of Directors adopted a resolution amending this policy to fix the number of common shares to be so held at 15,000.  Compliance with this policy is monitored annually by the Nominating and Corporate Governance Committee.  As at December 31, 2005 and March 20, 2006, all directors were compliant with this policy.

Director shareholdings as of March 20, 2006

Director	Shares Owned	% Owned of total issued and outstanding common shares
Martin Barkin(1)	737,408	1.8
Leslie Dan	38,356	< 1
George Darnell	79,750	< 1
Rolf H. Henel	30,000	< 1
Brian King	125,750	< 1
Sam Sarick	916,589	2.2
Bruce W. Simpson	20,000	< 1
John Vivash	20,000	< 1
Total	1,967,853	4.7

(1)                                  In addition, as of March 20, 2006, Dr. Barkin owns 186,560 Deferred Share Units of the Company (see “Incentive Plans – Deferred Share Unit Plan) and the value of his interest in this plan at said date was CDN$1,029,811.

Senior Management shareholdings as of March 20, 2006

Senior Management	Shares Owned		% Owned of total issued and outstanding common shares
Martin Barkin	737,408		1.8
Dan Brazier(2)	4,355		< 1
Jack A. Carter	0		nil
John Durham	0		nil
Jean-Pierre Robert	0		nil
Alida Gualtieri	500		< 1
Chien Huang	0		nil
Mark Oleksiw	0		nil
Jerry Ormiston	4,100		< 1
Total	8,955	(3)	< 1

(2)                                 In addition, as at March 20, 2006, Mr. Brazier owns 19,802 Deferred Share Units and the value of his interest in this plan at said date was CDN$109,307.

(3)                                  Excludes shares held by Dr. Barkin, which are included in the total of shares held by directors.

Director outstanding options as of March 20, 2006

Director	# of Options	Exercise Price		Expiration Date
Martin Barkin	10,125	US$	3.02	June 13, 2006
	120,000	CDN$	3.60	July 5, 2006
	225,000	CDN$	4.00	February 5, 2007
	50,000	CDN$	5.73	December 31, 2009
	50,000	CDN$	5.05	December 31, 2010
Leslie L. Dan	15,000	CDN$	4.19	December 31, 2006
	15,000	CDN$	2.33	December 31, 2007
	15,000	CDN$	4.30	December 31, 2008
	15,000	CDN$	5.73	December 31, 2009
	15,000	CDN$	5.05	December 31, 2010
George M. Darnell	10,125	US$	3.02	June 13, 2006
	15,000	CDN$	4.19	December 31, 2006
	15,000	CDN$	2.33	December 31, 2007
	15,000	CDN$	4.30	December 31, 2008
	15,000	CDN$	5.73	December 31, 2009
	15,000	CDN$	5.05	December 31, 2010
Rolf H. Henel	10,000	CDN$	5.12	April 30, 2007
	5,000	CDN$	3.66	August 13, 2007
	15,000	CDN$	2.33	December 31, 2007
	15,000	CDN$	4.30	December 31, 2008
	15,000	CDN$	5.73	December 31, 2009
	15,000	CDN$	5.05	December 31, 2010
Brian M. King	20,000	CDN$	4.19	December 31, 2006
	20,000	CDN$	2.33	December 31, 2007
	20,000	CDN$	4.30	December 31, 2008
	20,000	CDN$	5.73	December 31, 2009
	20,000	CDN$	5.05	December 31, 2010
Samuel Sarick	10,125	US$	3.02	June 13, 2006
	15,000	CDN$	4.19	December 31, 2006
	15,000	CDN$	2.33	December 31, 2007
	15,000	CDN$	4.30	December 31, 2008
	15,000	CDN$	5.73	December 31, 2009
	15,000	CDN$	5.05	December 31, 2010
Bruce W. Simpson	10,000	CDN$	5.12	April 30, 2007
	5,000	CDN$	3.66	August 13, 2007
	5,000	CDN$	2.33	December 31, 2007
	15,000	CDN$	4.30	December 31, 2008
	15,000	CDN$	5.73	December 31, 2009
	15,000	CDN$	5.05	December 31, 2010
John A. Vivash	15,000	CDN$	4.19	December 31, 2006
	15,000	CDN$	2.33	December 31, 2007
	15,000	CDN$	4.30	December 31, 2008
	15,000	CDN$	5.73	December 31, 2009
	15,000	CDN$	5.05	December 31, 2010
Total	1,015,375

Senior Management outstanding options as of March 20, 2006

Senior Management	# of Options		Exercise Price		Expiration Date
Martin Barkin	10,125		US$	3.02	June 13, 2006
	120,000		CDN$	3.60	July 5, 2006
	225,000		CDN$	4.00	February 5, 2007
	50,000		CDN$	5.73	December 31, 2009
	50,000		CDN$	5.05	December 31, 2010
Dan Brazier	20,000		CDN$	2.50	October 31, 2007
	15,000		CDN$	2.32	December 31, 2007
	100,000		CDN$	2.36	July 14, 2013
	100,000		CDN$	4.70	August 10, 2009
	25,000		CDN$	5.73	December 31, 2009
	50,000		CND$	5.38	October 2, 2015
	25,000		CDN$	5.05	December 31, 2010
Jack A. Carter	3,334		CDN$	3.66	August 13, 2007
	6,668		CDN$	2.32	December 31, 2007
	15,000		CDN$	5.73	December 31, 2009
	15,000		CDN$	5.05	December 31, 2010
John Durham	100,000		CDN$	2.36	July 14, 2013
	25,000		CDN$	5.73	December 31, 2009
	25,000		CDN$	5.05	December 31, 2010
Jean-Pierre Robert	25,000		CDN$	6.05	May 10, 2010
	75,000		CDN$	6.05	May 10, 2015
	25,000		CDN$	5.05	December 31, 2010
Alida Gualtieri	25,000		CDN$	3.25	November 3, 2008
	15,000		CDN$	5.73	December 31, 2009
	15,000		CDN$	5.05	December 31, 2010
Chien Huang	3,333		CDN$	3.15	June 19, 2006
	10,000		CDN$	5.41	May 14, 2007
	50,000		CDN$	2.36	July 14, 2013
	15,000		CDN$	5.73	December 31, 2009
	15,000		CDN$	5.05	December 31, 2010
Mark Oleksiw	13,333		CDN$	3.66	August 13, 2007
	100,000		CDN$	2.36	July 14, 2013
	25,000		CDN$	5.73	December 31, 2009
	25,000		CDN$	5.05	December 31, 2010
Jerry Ormiston	8,333		CDN$	3.00	May 29, 2006
	46,667		CDN$	3.15	June 19, 2006
	25,000		CDN$	3.60	July 5, 2006
	10,000		CDN$	3.66	August 13, 2007
	15,000		CDN$	2.32	December 31, 2007
	15,000		CDN$	5.73	December 31, 2009
	15,000		CDN$	5.05	December 31, 2010
Total	1,096,668	(1)

(1)           Excludes shares held by Dr. Barkin, which are included in the total of shares held by directors.

Board Practices

Statement of Corporate Governance Practices

The Board of Directors of the Company believes that sound corporate governance practices are essential to the well-being of the Company and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate.  Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in Canada.  NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted.  NP 58-201 provides guidance on corporate governance practices.  In addition, the Company is subject to Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.  The Board of Directors has carefully considered and reviewed the series of guidelines for effective corporate governance in NP 58-201, the corporate governance requirements of the U.S. Sarbanes-Oxley Act of 2002 (the “SOX Requirements”), and the corporate governance reforms of the NASDAQ Stockmarket, Inc. (the “NASDAQ Rules”).  The Board of Directors believes that the Company’s corporate governance practices satisfy the recommendations and rules contained in these various regulations.  The Company’s policies and practices for corporate governance are set out below.

Mandate of the Board of Directors

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company.  In light of that responsibility, the Board of Directors reviews, discusses and approves various matters related to the Company’s operations, strategic direction and organizational structure, where required, and involves itself jointly with management in ensuring the creation of shareholder value and in serving the best interests of the Company.  In April 2004, the Board of Directors adopted a detailed Charter.  The Charter is available on the Company’s website at www.draxis.com.  The Charter is also filed as Exhibit 4.54 to this Annual Report (Form 20-F).  The Charter specifies that the Board of Directors is responsible for:

(i)	Adopting a strategic planning process for the Company;

(ii)	Adopting a communications policy for the Company;

(iii)	Overseeing the financial integrity of the Company;

(iv)	Monitoring compliance with the corporate objectives of the Company;

(v)	Approving and ascertaining that the Company monitor adherence to its Code of Ethics and Business Conduct;

(vi)	Appointing the Chief Executive Officer (“CEO”), monitoring his performance and ascertaining that succession plans are in place with respect to the CEO and senior management;

(vii)	Ensuring that appropriate structures and procedures are in place so that the Board of Directors can function independently from management;

(viii)	Establishing performance measures for the Company and its management;

(ix)	Monitoring compliance with legal requirements and ascertaining that the Company has procedures concerning the proper preparation, approval and maintenance of documents and records;

(x)	Approving changes in the By-laws and Articles of Incorporation and agendas for shareholder meetings;

(xi)	Approving the Company’s legal structure, name and logo; and

(xii)	Performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board of Directors or to management.

In addition, in April 2004, the Board of Directors adopted position descriptions for the Chief Executive Officer, Directors, Chairman of the Board of Directors and the Chairman of each Committee of the Board of Directors.  There are no service contracts with the Board members that provide for any benefits upon their termination as directors of the Company.

There are five regularly scheduled Board of Directors meetings per year.  However, the Board of Directors also meets as frequently as the need arises to consider major issues and opportunities.

There were ten meetings of the Board of Directors in 2005.

Composition of the Board of Directors

The Board of Directors has reviewed its composition to determine which of the directors may be considered “independent” in conformity with applicable Canadian, TSX, U.S. and NASDAQ requirements.  Generally, a director who does not have any direct or indirect “material relationship” with the Company is considered independent.  A “material relationship” is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

The Board of Directors, currently composed of eight members, has considered the relationship of each of the directors to the Company and has determined that six of the eight directors are independent.  Dr. Martin Barkin, President and Chief Executive Officer of the Company, is not considered to be an independent director since he is an employee of the Company.  Mr. Leslie Dan is not considered to be an independent director because he is an executive officer of Viventia Biotech Inc. and Dr. Barkin was, until December 30, 2005, a member of the Compensation Committee of that corporation.

The Board of Directors believes that Dr. Barkin is sensitive to conflicts of interest and excuses himself from deliberations and voting in appropriate circumstances.  He brings a skill set and knowledge base which is beneficial to the Company and his participation as a director contributes to the effectiveness of the Board of Directors.  In addition, when it determines that it would be appropriate to do so, the Board of Directors sets aside, during its regularly scheduled meetings, time for meeting without any member of management (including the Chief Executive Officer) or any non-independent directors present. Since January 1, 2005, 6 meetings have been so held.

The Board of Directors has adopted a practice that the Chairman of the Board of Directors and the Chief Executive Officer of the Company are separate individuals.  Mr. Brian King, the Chairman of the Board of Directors, is an independent director.  The Chairman provides leadership to the Board of Directors with respect to its functions as described in the Board of Directors’ mandate and oversees the logistics of the operations of the Board of Directors.

The Board of Directors requires that any director recuse himself from any decision to be made in any transaction in which the director has a material interest.

Directors are elected to a renewable one year term.

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

In reviewing the audited financial statements of the Company, the Committee discusses the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosure in the financial statements.  In addition, the Committee discusses with the Company’s Independent Registered Chartered Accountants the overall scope and plans for their audit.  The Committee meets with the Independent Registered Chartered Accountants, with and without management present, to discuss the results of their examination and the overall quality of the Company’s financial reporting.  The Committee also carefully reviews evolving Canadian and U.S. audit committee regulations and best practices to ensure corporate alignment with the spirit and intent of such regulations and practices.

In May 2005, February 2005 and April 2004, the Board of Directors approved amendments to the Charter for the Audit Committee, which was initially approved in February 2003.  The Charter is available on the Company’s website at www.draxis.com.  The Charter is also filed as Exhibit 4.55 to this Annual Report (Form 20-F).  The Charter specifies that the purpose of the Committee is to assist the Board of Directors with its oversight responsibilities by:

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

In accordance with the Audit Committee Charter, the Audit Committee pre-approves all auditing services and permitted non-audit services (including fees and terms thereof) to be performed for the Company or its subsidiaries by its Independent Registered Chartered Accountants

Composition of the Audit Committee

The Committee is currently composed of four directors, all of whom are independent directors and all of whom are financially literate.  The members of the Audit Committee are Messrs. Samuel Sarick (Chairman), Bruce Simpson, George Darnell and Rolf Henel.  Mr. Simpson replaced Mr. Dan as a member of the Committee on May 18, 2005.  Mr. Henel is the Company’s designated financial expert in accordance with applicable regulatory and legislative requirements.  The designation of Mr. Henel as an Audit Committee financial expert does not make Mr. Henel an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Henel that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry his designation, or affect the duties, obligations or liability of any other member of the Audit Committee.

Relevant Education and Experience

All of the members of the Audit Committee are financially literate.  Each of the Audit Committee members (i) has an understanding of the accounting principles used by the issuer to prepare its financial statement, (ii) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (iii) has practical experience in preparing, auditing, analyzing or evaluating financial statements, and (iv) has an understanding of internal controls and procedures for financial reporting.

In determining whether a director: (i) is “financially literate”, the Board of Directors considers whether the director has the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto; and (ii) has “accounting or related financial experience”, the Board of Directors considers whether the director has the ability to analyze and interpret a full set of financial statements, including the notes attached thereto.

Mr. Samuel Sarick has over 50 years of experience as President and CEO of a major real estate corporation.

Mr. Bruce Simpson has an MBA degree and has served as President of the Genpharm division of E Merck and President and Chief Executive Officer of Medeva Pharmaceuticals in the United States.

Mr. George Darnell has an MBA degree and is the retired President of the Dade Division and Executive Vice President of the Baxter Diagnostics Group of Baxter International.

Mr. Rolf Henel has an MBA degree in Finance and Accounting and was a treasurer and then President of Cyanamid International, Lederle Division.

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

Each of the three current members of the Committee is an independent director.  The members of the Human Resources and Compensation Committee are Messrs. Brian King (Chairman), Bruce Simpson and John Vivash.

In May 2005, the Board of Directors approved amendments to the Charter for the Human Resources and Compensation Committee, which was initially approved in April 2004.  The Charter is available on the Company’s website at www.draxis.com.  The Charter is also filed as Exhibit 4.56 to this Annual Report (Form 20-F).  The Charter specifies that the purpose of the Committee is to assist the Board of Directors with its oversight responsibilities by reviewing and reporting on:

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

•                  Total compensation plans including adequacy and form of compensation realistically reflecting the responsibilities and risks of the position for the CEO of the Company and, in connection therewith, consider appropriate information, including information from the Board of Directors with respect to the overall performance of the CEO;

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

In accordance with the Committee’s oversight responsibility over succession plans for management and particularly CEO succession, The Hay Group was engaged by the Company in November 2005 to provide a report to the Chairman of the Board of Directors and to the Human Resources and Compensation Committee on the critical success factors required for a successor CEO.  In addition, The Hay Group was asked to identify the background, expertise and competencies required for a successor, on a going forward basis.

There is currently no set date for the retirement of the existing CEO.

Mercer Human Resources Consulting Limited (“Mercer”) was engaged in November 2005 to provide the Company with advice on compensation of the CEO and other senior executives of the Company for the 2006 financial year and on trends in compensation for senior executives in comparable companies.  Decisions made by the Company with respect to the compensation of the CEO and other senior executives are its own responsibility and may reflect factors and considerations other than the information provided to the Company by Mercer.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for recommending annually the members of the Board of Directors proposed for election to the Board of Directors, recommending new candidates for Board of Directors membership, monitoring the composition and the Board of Directors and suggesting appropriate changes.  It seeks on behalf of shareholders well-qualified candidates to nominate as directors (individuals who provide a balance in terms of their backgrounds and experience in different industries and professions).  It is also responsible for making recommendations to the full Board of Directors with respect to developments in the area of corporate governance and best practices.

Each of the three current members of the Committee is an independent director.  The members of the Nominating and Corporate Governance Committee are Messrs. John Vivash (Chairman), George Darnell and Rolf Henel.  Mr. Simpson ceased to be a member of the Committee on May 18, 2005.

In May 2005, the Board of Directors approved amendments to the Charter for the Nominating and Corporate Governance Committee, which was initially approved in April 2004.  The Charter is available on the Company’s website at www.draxis.com.  The Charter is also filed as Exhibit 4.57 to this Annual Report (Form 20-F).  The Charter specifies that the purpose of the Committee is to assist the Board of Directors with its oversight responsibilities by:

•                  Establishing a policy and procedure for identifying and selecting potential nominees for the Board of Directors, including considering the competencies and skills that the Board of Directors should possess and the competencies and skills of each existing and potential director;

•                  Monitoring Board of Directors size and composition and suggesting changes in this respect where appropriate;

•                  Recommending annually members for election to the Board of Directors;

•                  Identifying and recommending new candidates for Board of Directors membership;

•                  Developing the Company’s approach to governance issues and making recommendations to the Board of Directors in the area of corporate governance practices of the Board of Directors;

•                  Preparing and reviewing with the Board of Directors an annual performance evaluation of the effectiveness of individual Board members and the Board of Directors and its Committees.  The assessment of the Board of Directors examines its effectiveness as a whole and specifically reviews areas that the Board of Directors and/or management believe could be improved to ensure the continued effectiveness of the Board of Directors in the execution of its responsibilities;

•                  Developing and recommending to the Board of Directors standards to be applied to assess material relationships between the Company and its Directors in accordance with conflict of interest standards;

•                  Reviewing annually the risks identified by the Audit Committee with respect to the risk management policies and procedures of the Company and to ensure such risks are appropriately identified in the Company’s public disclosure documentation;

•                  Revising, as appropriate, in accordance with best practices and legal requirements, the Code of Ethics and Business Conduct for directors, officers and employees, as well as the Disclosure and Insider Trading Policy for the Company to address, among other things, procedures to monitor insider trading activities, to prevent selective disclosure and to mandate trading blackouts and corporate quiet periods;

•                  Monitoring compliance with any Board of Directors mandated Director minimum shareholding requirements and monitoring attendance by Directors at Board of Directors and Committee meetings;

•                  Reviewing this Charter periodically and recommending any changes required to its scope and content to the Board of Directors; and

•                  Carrying out any other duties or responsibilities expressly delegated to the Committee by the Board of Directors.

Decisions Requiring Approval by the Board of Directors

In addition to those matters that must, by law, be approved by the Board of Directors, certain other significant matters relating to the business and affairs of the Company require prior approval of the Board of Directors.  These matters include:

(i)                                     the approval of the quarterly and annual financial statements and earnings announcements;

(ii)                                  the approval of management’s discussion and analysis of financial results;

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

Orientation of New Directors and Continuing Education

In orienting new members to the Board of Directors, members are provided with an opportunity to visit the Company’s facilities and to meet with management and other members of the Board of Directors to discuss and understand the Company’s business.  With respect to continuing education of the Directors, detailed documentation and presentations are regularly provided to Directors relating to the current business plan and current policies of the Company as well as ongoing developments in the industry areas in which the Company operates as well as legislative changes affecting the Company.  All of the Company’s executives are available for discussions with Directors concerning any questions or comments which may arise between meetings.

Performance of the Board of Directors

The Board of Directors regularly considers and assesses its performance relating to its effectiveness, size, compensation policies and assessment of management performance.  In this regard, in January 2006, Directors completed a Board Effectiveness Survey prepared by the Nominating and Corporate Governance Committee in which they gave assessments on issues surrounding Board of Directors responsibility, operations and effectiveness.  The results of this survey were forwarded to the Chairman of the Nominating and Corporate Governance Committee, who shared the results with all of the Board members.  In January 2006, Directors also completed a Board Evaluation Survey prepared by the Nominating and Corporate Governance Committee whereby each director assessed the performance of each other director of the Board of Directors.  The Chairman of the Nominating and Corporate Governance Committee advised each director of the assessment so received and forwarded a copy of each of the assessments to the Chairman of the Board.

CEO Performance

On an annual basis, the Company’s President and CEO circulates proposed operating and strategic plans which are discussed and, if appropriate, adopted by the Board of Directors.  The Board of Directors met in December 2005 to review the Company’s one year operating plan and three year strategic plan.  These strategic plans form the basis of the corporate objectives which the CEO is responsible for meeting.  The Human Resources and Compensation Committee of the Board of Directors assesses the CEO’s performance against the goals established and agreed to and recommends his compensation to the Board of Directors as a whole.

Shareholder Feedback and Communication

The Company maintains an investor relations department headed by an Executive Director, Investor Relations, which reports directly to the President and CEO of the Company.  In addition, investor relations experts are retained from time to time by the Company to advise on issues and best practices for investor relations.  The Company communicates regularly with its shareholders through annual and quarterly reports.  At the Company’s annual general meeting of shareholders, a full opportunity is afforded for shareholders to ask questions concerning the Company’s business.  Each shareholder and investor inquiry receives a prompt response from the investor relations department or an appropriate officer of the Company.  Information about the Company, including annual reports, interim financial reports and recent news releases, are also available on the Company’s website at www.draxis.com.  In addition, the Company provides the opportunity for investors in both Canada and the U.S. to pose questions to senior management, including the CEO, the Chief Operating Officer, the Chief Financial Officer and the Executive Director, Investor Relations through public forums such as conference calls and webcasts.

Board of Directors’ Expectations of Management

Management is responsible for the day-to-day operations of the Company and is expected to implement the approved operating and strategic business plans within the context of authorized budgets and corporate policies and procedures.  The information which management provides to the Board of Directors is critical.  Management is expected to report regularly to the Board of Directors in a comprehensive, accurate and timely fashion on the business and affairs of the Company and any legislative changes which affect the Company.  The Board of Directors monitors the nature of the information requested by and provided to it so that it can effectively identify issues and opportunities for the Company.

Employees

As at December 31, 2005, the Company and its subsidiaries employed a total of 492 employees.  The DRAXIS Pharma division is the largest employer with 385 employees, all located in Kirkland, Québec.  The DRAXIMAGE division employs 82 people all in Kirkland, Québec.  The Company itself employs 25 people, the majority of whom are located in Kirkland, Québec.  At December 31, 2004 and 2003, the Company and its subsidiaries had 495 and 378 employees, respectively.

Item 7.  Major Shareholders and Related Party Transactions

The Company is not aware of any company, foreign government or natural or legal person that owns or controls the Company, directly or indirectly.

To the knowledge of the directors and officers of the Company as of December 31, 2005, the following are the only persons who, as at the dates mentioned below, beneficially own, directly or indirectly, or exercise control over our common shares carrying more than five percent (5%) of the votes attached to all of those shares.

Identity of Person or Group	Amount Owned	Percent of Class
Natcan Investment Management Inc.	3,972,967 common shares	9.6%
	197,200 warrants	0.5%
Neil Gagnon	3,241,740 common shares	7.8%
Mackenzie Financial Corporation	2,721,000 common shares	6.5%

Based on the Schedule 13G public filings and Early Warning Reports under National Instrument 62-103 in Canada made by Natcan Investment Management Inc. during 2004 and 2005, the percentage of our common stock beneficially owned by Natcan Investment Management Inc. decreased from 10.3% in 2004 to 9.6% as at December 31, 2005.

Based on the Schedule 13G public filings made by Neil Gagnon during 2003, 2004 and 2005, the percentage of our common stock beneficially owned by Neil Gagnon increased from 7.6% in 2003 to 7.9% in 2004 and decreased to 7.8% as at December 31, 2005.

Based on the Schedule 13G public filings made by Mackenzie Financial Corporation, the percentage of our common stock owned by Mackenzie Financial Corporation is 6.5% as at December 31, 2005.

To our knowledge, as of March 20, 2006, 18,097,611 common shares (43.6% of the outstanding common shares at that date) were held of record by 522 shareholders whose registered addresses were in the United States.  The Company has no knowledge of any other shares held beneficially in the United States.

As of March 20, 2006, to our knowledge there were a total of 1,041 shareholders of record holding 41,467,738 common shares issued and outstanding.

To our knowledge, there are no arrangements, the operation of which may, at a subsequent date, result in a change in control.

The building housing our head office premises at 6870 Goreway Drive in Mississauga, Ontario is owned 50% by Samuel Sarick Limited, a corporation wholly owned by Mr. Sarick, a director of the Company.  The original lease for the premises was entered into on April 25, 1994 between Samuel Sarick Limited, Kentlake Construction Limited and Anec Investments Limited, as landlord, and the Company, as tenant.  The lease renewal was negotiated between the Company and Samuel Sarick Limited on an arm’s-length basis with the assistance of Colliers International retained by the Company and was renewed with the approval of the Board of Directors effective May 1, 1999 for a period of five years and renewed again on April 26, 2004 for a period of two years, expiring on May 31, 2006.  The Company believes that the lease terms are consistent with arm’s length comparables and that the annual rent payable of CDN$149,185 is at fair market value.

The Company has, in the past, made loans to certain key management personnel in connection with its incentive plans and as inducements to enter into employment agreements.  These plans have been discontinued, and there will be no further indebtedness under said plans.  All outstanding loans were repaid in May 2005.

Largest Amount
		Outstanding During 2005		Amount Outstanding as at		Financially
		Fiscal Year (1)		March 20, 2006 (1)		Assisted
Name & Principal Position	Involvement of Issuer or Subsidiary	Fully Recourse Interest Bearing (EPP)	Other Employee Share Participation Plans	Fully Recourse Interest Bearing (EPP)	Other Employee Share Participation Plans	Securities Purchased During the 2005 Fiscal Year (1)	Security for Indebtedness as at March 20, 2006 (1)	Amount Forgiven during the 2005 Fiscal Year
		($)	($)	($)	($)	(#)	(#)	(#)
Martin Barkin, MD President & Chief Executive Officer(2)	Lender	100,000	Nil	Nil	Nil	46,729	Nil	Nil
Mark Oleksiw Chief Financial Officer	Lender	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Dan Brazier Chief Operating Officer	Lender	Nil	Nil	Nil	Nil	Nil	Nil	Nil
John Durham President, DRAXIS Pharma	Lender	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Richard Flanagan President, DRAXIMAGE (until May 8, 2005) (3)	Lender	30,000	Nil	Nil	Nil	14,019	Nil	Nil
Jean-Pierre Robert President DRAXIMAGE (as of May 9, 2005)	Lender	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)          These figures take into account indebtedness pursuant to the Equity Purchase Plan whereby the Company loaned funds to participating Named Executive Officers on a full recourse, interest bearing basis.  See “Discontinued Plan – Equity Purchase Plan”.  All outstanding amounts were repaid in May 2005.

(2)          Dr. Barkin is also a Director of the Company and is a proposed nominee for re-election as a Director of the Company.

(3)          Dr. Flanagan ceased to be an executive officer of the Company on May 8, 2005.

Item 8.  Financial Information

The Company’s Consolidated Financial Statements are attached as pages F-1 through F-24.  There have been no significant changes since the date of the financial statements.

Legal/Arbitration Proceedings

From time to time, the Company becomes involved in legal proceedings and claims which arise in the ordinary course of business.  With the exception of the matters described below, the Company considers that the ultimate liability with respect to any known actions will not materially affect the business, financial position, results of operations or cash flows of the Company.

In 1998, a Canadian legal proceeding was launched against us and our subsidiary DAHI by a former consultant, Jozsef Knoll, claiming royalty entitlements based on the net profit from sales of ANIPRYL®.  Total damages claimed are $100 million, including a claim to certain shares of DAHI.  However, the plaintiff has taken no steps in the last six years to move the claim forward.  While we believe that we have good defenses to the Knoll proceeding, this dispute may not be resolved in our favor, if it is pursued.  It is possible that a court or arbitration tribunal may find us to be in breach of certain agreements, or infringing validly issued patents of third parties or practicing the intellectual property of others.  In that event, in addition to the cost of defending the underlying proceeding, we may have to pay license fees, additional royalties and/or damages and may be ordered to assign certain ANIPRYL®-related patents and be prohibited from conducting certain activities.  Under such circumstances, we could incur substantial loss and our business could be negatively affected.

On July 22, 2005, we announced that, together with other defendants, we had received a Statement of Claim filed before the Superior Court of Justice of Ontario alleging that Permax®, a drug that we distributed in Canada for a third party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”.  The plaintiff is seeking to have this action certified as a class action.  We believe this claim against us is without merit and we intend to vigorously defend this proceeding and any motion for certification.  Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, our Canadian pharmaceutical sales and marketing division.  In July 2003, we sold the DRAXIS Pharmaceutica division to Shire.

Item 9.  The Offer and Listing

The Company’s common shares are listed on The Toronto Stock Exchange (the “TSX”) under the symbol “DAX” and the NASDAQ National Market System (“NASDAQ”) in the United States under the symbol “DRAX”.

The following table sets forth, in Canadian dollars, the per share high and low sales prices on the TSX for the five most recent full financial years:

Years	High	Low
	($)	($)
2001	4.40	2.11
2002	5.60	2.00
2003	4.75	1.61
2004	7.90	4.12
2005	7.05	4.61

The following table sets forth, in Canadian dollars, the per share high and low sales prices on the TSX by fiscal quarter for 2005 and 2004.

2005	High	Low
	($)	($)
First Quarter	6.57	4.75
Second Quarter	7.05	5.65
Third Quarter	6.92	5.27
Fourth Quarter	6.03	4.61

2004	High	Low
	($)	($)
First Quarter	7.90	4.12
Second Quarter	7.03	4.78
Third Quarter	6.29	4.32
Fourth Quarter	6.45	5.21

The following table sets forth, in Canadian dollars, the per share high and low sales prices and the trading volumes on the TSX from January 2005 to February 2006:

Months	High	Low	Trading Volumes
	($)	($)	(#)
January 2005	5.99	4.75	3,289,003
February 2005	6.25	5.60	3,574,727
March 2005	6.57	5.88	1,584,060
April 2005	7.05	5.85	1,507,946
May 2005	6.90	5.85	1,493,969
June 2005	6.40	5.65	1,184,222
July 2005	6.67	5.71	820,388
August 2005	6.92	5.37	1,461,500
September 2005	5.87	5.27	1,614,218
October 2005	5.67	5.16	1,075,809
November 2005	6.03	4.63	2,611,806
December 2005	5.12	4.61	1,487,392
January 2006	5.50	5.00	789,146
February 2006	5.56	5.10	1,176,687

The following table sets forth, in U.S. dollars, the per share high bid and low asked prices on NASDAQ for the five most recent full financial years:

Years	High	Low
	($)	($)
2001	2.79	1.45
2002	3.67	1.29
2003	3.70	1.09
2004	5.94	3.29
2005	5.84	3.93

The following table sets forth, in U.S. dollars, the per share high and low asked prices on NASDAQ in U.S. dollars, by fiscal quarter for 2005 and 2004:

2005	High	Low
	($)	($)
First Quarter	5.45	3.95
Second Quarter	5.84	4.51
Third Quarter	5.74	4.50
Fourth Quarter	5.07	3.93

2004	High	Low
	($)	($)
First Quarter	5.94	3.81
Second Quarter	5.36	3.46
Third Quarter	5.00	3.29
Fourth Quarter	5.37	3.95

The following table sets forth, in U.S. dollars, the per share high and low sales prices and the trading volumes on NASDAQ from January 2004 to February 2005:

Months	High	Low	Trading Volumes
	($)	($)	(#)
January 2005	4.97	3.95	4,906,636
February 2005	4.99	4.45	2,524,447
March 2005	5.45	4.75	2,435,812
April 2005	5.84	4.70	2,685,919
May 2005	5.44	4.67	2,512,973
June 2005	5.19	4.51	2,086,242
July 2005	5.43	4.68	1,447,142
August 2005	5.74	4.52	3,767,838
September 2005	4.84	4.50	2,121,864
October 2005	4.84	4.33	1,065,100
November 2005	5.07	3.93	2,388,241
December 2005	4.36	3.99	1,324,406
January 2006	4.63	4.27	942,602
February 2006	4.85	4.35	860,161

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

Under the Company’s bylaws and the Articles of Amalgamation, a director of the Company need not be a shareholder.  However, in June 2001 the Board of Directors established a corporate policy requiring each current Director to acquire by June 2004 (or in the case of future Board of Directors members, within three years of their appointment) common shares in the Company equal to five times his or her annual honorarium.  All directors who were to comply with this requirement by June 2004 were in compliance as of said date.  In February 2005, the Board of Directors adopted a resolution amending this policy to fix the number of common shares to be so held at 15,000.  Compliance with this policy is monitored annually by the Nominating and Corporate Governance Committee.

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

•                                          is with an affiliate of the Company.

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

Share Capitalization

The Company’s Articles of Amalgamation authorize the issuance of an unlimited number of common shares (41,467,738 of which are outstanding as of March 20, 2006), an unlimited number of preferred shares (none of which are issued and outstanding), and 2,000,000 Employee Participation Shares (2,000,000 of which have been issued and none of which remain outstanding as of March 20, 2006).  The Articles of Amalgamation do not authorize the issuance of any other class of shares.

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

On January 14, 2004, the 245,000 Series C participation shares, which were the only outstanding employee participation shares, were converted into 54,896 common shares of the Company.

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

Shareholder Rights Plan

On May 16, 2002, the shareholders of the Company approved a Shareholder Rights Plan Agreement (the “Rights Plan”), which was reconfirmed at the Annual General Meeting dated May 18, 2005, the principal terms of which are as follows:

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

•                                          the takeover bid must not permit common shares tendered pursuant to the takeover bid to be taken up prior to the expiry of a period of not less than sixty (60) days and only if at such time more than 50% of the common shares held by shareholders other than the bidder, its affiliates, associates and persons acting jointly or in concert with the bidder (the “Independent Shareholders”) have been tendered pursuant to the takeover bid and not withdrawn; and

•                                          if more than 50% of the common shares held by Independent Shareholders are tendered to the takeover bid within the sixty (60)-day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of common shares for an additional ten (10) business days from the date of such public announcement.

The Rights Plan allows a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence.  A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of thirty-five (35) days.

Waiver

The Board of Directors may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event (an “Exempt Acquisition”) that would result from a takeover bid made by way of a takeover bid circular to all holders of common shares, provided that in such circumstances the Board shall be deemed to have waived the application of the Rights Plan to any other Flip-in Event occurring as a result of a takeover bid made by way of a takeover bid circular to all holders of common shares prior to the expiry of any takeover bid in respect of which the Rights Plan has been waived.  The Board of Directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Company within fourteen (14) days or such other period as may be specified by the Board of Directors.

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

Notice of the time and place of each meeting of shareholders must be given not less than twenty-one (21) days, nor more than fifty (50) days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting.  Notice of meeting of shareholders called for any other purpose other than consideration of the minutes of an earlier meeting, financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on and must state the text of any special resolution or bylaw to be submitted to the meeting.

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

The holders of not less than five percent of the outstanding voting shares of the Company may requisition the directors of the Company to call a meeting of shareholders for the purpose stated in the requisition.  Except in limited circumstances, including where a meeting of shareholders has already been called and a notice of meeting already given or where it is clear that the primary purpose of the requisition is to redress a personal grievance against the Company or its directors, officers or shareholders, the directors of the Company shall call a meeting of shareholders.  If the directors fail to call a meeting of shareholders within twenty-one (21) days after receiving the requisition, any shareholder who signed the requisition may call the meeting of shareholders and, unless the shareholders resolve otherwise at the meeting, the Company shall reimburse the shareholders for the expenses reasonably incurred by them in requisitioning, calling and holding the meeting of shareholders.

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

Dividend Policy

For the years ended December 31, 2003, 2004 and 2005, we have not declared or paid any dividends on our common shares and there exists no plans to do so.

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

On July 12, 2000 DRAXIMAGE signed a non-exclusive distribution agreement with Syncor International Corporation (now known as Cardinal Health 414, Inc.) for the production of a kit for the preparation of sodium iodide I-131 capsules and oral solution indicated for the treatment of thyroid cancer and hyperthyroidism for sale in the U.S.  The term of the agreement is five years from the date DRAXIMAGE makes the first sale of the product.  The date of the first sale was March 2003.  This agreement was amended on August 6, 2003 to provide that DRAXIMAGE could distribute the product to independent radiopharmacies in the U.S.

On July 1, 1999, DRAXIS Pharma entered into a five-year manufacturing and supply agreement with Warner-Lambert Canada Inc. (now known as Pfizer Consumer Healthcare, a division of Pfizer Canada Inc.) covering several non prescription products for the Canadian market, including Polysporin®, Sudafed®, Actifed® and Zincofax®.  Manufacturing of these products commenced in early 2000.  On September 1, 2005, DRAXIS Pharma announced it had renewed its agreement with Pfizer Canada for a three year term effective January 1, 2005.  This agreement for the renewal is filed as Exhibit 4.50 to this Annual Report (Form 20-F).

On December 18, 2001, DRAXIS Pharma finalized supply and related agreements with GSK for the renewal and expansion of an existing contract manufacturing relationship between the companies.  The products transferred to DRAXIS Pharma were all established, sterile products marketed by GSK in multiple international markets.  In 2002, a prescription sterile injectable product for the U.S. market was added under this contract and commercial production of this product commenced in the second quarter of 2002.  During 2002, site transfer and related activities associated with the other GSK products continued and production started in the second quarter of 2003 and ramped up through 2003 and 2004 with full production achieved by the end of 2004.  DRAXIS Pharma shall manufacture the products covered by the agreement until it receives a termination notice from GSK which may be given by a two-year advance written notice given on or after December 31, 2007.

On March 3, 2003, DRAXIS Pharma signed a manufacturing agreement with Bone Care International, Inc. (now Genzyme Corporation) to produce Hectorol® Injection for sale in the U.S. and began commercial shipments of the sterile injectable product in March 2003.  Production of Hectorol® Injection increased substantially throughout 2005.  The agreement is for a five-year term.

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

On September 24, 2003, the Company, upon the recommendation of the Human Resources and Compensation Committee, entered into a Retirement Compensation Agreement (“RCA”) with Dr. Barkin to phase out the liability of the Company under the termination without cause provisions of his employment agreement.  The RCA called for the Company to make payments totalling CDN$1.4 million to Dr. Barkin, CDN$600,000 which was paid in August 2003; and the remaining CDN$800,000 to be paid in equal quarterly installments in arrears commencing with the fourth quarter of 2003 and ending with the fourth quarter of 2005.  An amount of CDN$320,000 was paid in 2005 and no sum remains outstanding under the RCA.  Dr. Barkin’s employment agreement was amended in 2003 to provide that upon the last RCA payment, the Company shall have no liability toward Dr. Barkin with respect to the termination without cause provisions of his employment agreement.  However, in the event of a termination without cause following a defined change of control of the Company, any payments received by Dr. Barkin pursuant to the RCA shall be credited to the lump sum amount to be paid to him upon said event.

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

On April 27, 2004, the Company entered into an employment agreement with Mr. Brazier, pursuant to which Mr. Brazier is entitled, in the event his employment is terminated without cause during the period commencing July 21, 2003 and ending July 21, 2005, to two times his base salary.  This agreement was amended on August 25, 2004 to reflect that in the event that Mr. Brazier determines, during the period commencing June 1, 2005 and ending on December 31, 2005, in his discretion, that the position of Senior Vice President Corporate Development and Strategic Planning is not satisfactory to him, then he may terminate his employment and receive the sum that the Company would have paid to him following the Shire transaction if his employment had been terminated at that time following the change of control of DRAXIS Pharmaceutica.  The amendment also provides that in the event that Mr. Brazier is terminated without cause between the period commencing July 21, 2003 and ending December 31, 2005, he would be entitled to receive a payment equal to two years of base salary.  Further to the nomination of Mr. Brazier as Chief Operating Officer in October 2005, this employment agreement was further amended on December 20, 2005 to provide that in the event of a termination without cause, Mr. Brazier would be entitled to receive a payment equal to one year of base salary.  In the event of a termination following a defined change of control, Mr. Brazier would be entitled to receive a payment equal to two years of annual remuneration.  The amended agreement also provides that the abovementioned sum relating to the Shire transaction is no longer available to Mr. Brazier.  This amendment to Mr. Brazier’s employment agreement is filed as Exhibit 4.51 to this Annual Report (Form 20-F).

On June 10, 2004, the Company entered into an Amended and Restated Loan Agreement with the National Bank of Canada providing an operating facility of CDN$15 million (or U.S. equivalent), payable within 364 days of drawing upon the facility and a term facility of CDN$10 million (or U.S. equivalent), repayable in full in three years.  The operating facility can be extended by one year upon agreement with the Bank.  Interest under both the term and operating facilities is based on the Bank’s prime lending rate, depending on whether the Company meets certain ratios which as at December 31, 2005 were met.  As at March 31, 2006, no amount was drawn under the operating facility or the term facility.

In April 2005, the Company entered into an employment agreement with Mr. Robert, pursuant to which Mr. Robert agreed to be employed as President of the DRAXIMAGE division.  In the event that Mr. Robert is terminated without cause, he would be entitled to receive a payment equal to one year of base salary.  In the event that Mr. Robert is terminated following a defined change of control, he would be entitled to receive a payment equal to two years of base salary.  The above-mentioned agreement with Mr. Robert is filed as Exhibit 4.52 to this Annual Report (Form 20-F).

On July 8, 2005, the Company, upon the recommendation of the Human Resources and Compensation Committee, entered into an agreement with Dr. Flanagan with respect to the payment of his long term incentive award under the DRAXIMAGE Long Term Incentive Plan by entering into a Retirement Compensation Agreement (“RCA”) in his favour for a total amount of $2.2 million.  The RCA called for the Company to make payments totalling CDN$2.2 million to Dr. Flanagan, CDN$751,111 which was paid in August 2005; and the remaining CDN$1,448,889 to be paid in equal quarterly installments in arrears commencing with the third quarter of 2005 and ending with the second quarter of 2007.  An amount of CDN$932,222 was paid in 2005.  The above-mentioned agreement with Dr. Flanagan is filed as Exhibit 4.53 to this Annual Report (Form 20-F).

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

Documents on Display

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended.  In accordance with these requirements, we file reports and other information with the United

States Securities and Exchange Commission.  These materials, including this Annual Report (Form 20-F) and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.  Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.  The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330.  The Commission also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.  The Company’s annual reports and some of the other information submitted by the Company to the Commission may be accessed through this website.  In addition, material filed by the Company can be inspected at the offices of the NASDAQ at 9801 Washingtonian Blvd., Gaithersburg, MD 20878, and on the Canadian Securities Administrators’ electronic filing system, SEDAR, accessible at the website www.sedar.com.  This material includes the Company’s Management Information Circular for its annual meeting to be held on May 18, 2006, which provides information including directors’ and officers’, remuneration and indebtedness, principal holders of securities and securities authorized for issuance under equity compensation plans.  Additional financial information is provided in our annual financial statements for the year ended December 31, 2005 and our Management’s Discussion and Analysis relating to these statements.  These documents are also accessible on SEDAR (www.sedar.com).

Item 11.         Quantitative and Qualitative Disclosures About Market Risk

Market Risk

We are exposed to financial market risks, including changes in foreign currency exchange rates and interest rates on investments.  We do not use derivative financial instruments for speculative or trading purposes.

Inflation has not had a significant impact on our results of operations.

Foreign Currency Risk

Our reporting currency is the U.S. dollar.  The functional currency for our Canadian operations, which includes the radiopharmaceutical segment, contract manufacturing segment and royalties and milestones related to product rights sold to Shire, is the Canadian dollar.  Accordingly, our foreign exchange exposure for accounting purposes mainly relates to U.S.-denominated monetary assets of these operations.  We do not currently use derivative instruments to hedge our foreign exchange risk and currently have no plans to do so in the near future.  For fiscal year 2005, U.S. dollar revenue accounted for approximately 50% of the Company’s revenue.  During this same period, the value of the U.S. dollar versus the Canadian dollar decreased by 3.5% from January 1, 2005 to December 31, 2005.  As a result, in 2005 we had to charge to income approximately $398,000 due to foreign exchange translation losses related to the strengthening of the Canadian dollar.  See “Risk Factors – Risks Related to Our Company – We are Exposed to Exchange Rate Fluctuations which could Negatively Affect our Business”.

Interest Rate Risk

The primary objective of our investment policy is the protection of principal, and accordingly we invest in high-grade commercial paper and government securities with varying maturities, but typically less than 90 days.  As it is our intent and policy to hold these investments until maturity, we believe we do not have a material exposure to interest rate risk.

We currently have no outstanding third party debt, but we do have access to undrawn credit facilities with variable interest rates.  Should we borrow in the future on our existing facilities, any material changes to interest rates could result in materially increased interest expense and decreased results of operations.

Item 12.         Description of Securities Other Than Equity Securities

Not Applicable

PART II.

Item 13.         Defaults, Dividends Arrearages and Delinquencies

Not Applicable

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15.         Controls and Procedures

As at the end of the period covered by this report, our Chief Executive Officer and our Chief Financial Officer, together with members of our senior management, have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures.  These are defined (in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within specified time periods.  As of the date of the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

There have occurred no changes in our internal controls over financial reporting (as defined in Rule 13a-15 or 15d-15 under the Exchange Act) during the period covered by this Annual Report (Form 20-F) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

Item 16A.      Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Rolf Henel, a member of the Company’s Audit Committee, is a financial expert.  Mr. Henel is an independent director under each of definitions of such terms under the applicable Canadian, TSX, U.S. and NASDAQ rules.

Item 16B.      Code of Ethics and Business Conduct

In April 2004, we amended our existing Code of Ethics, which resulted in the establishment of a new Code of Ethics and Business Conduct (the “Code”) in light of our continued commitment to honesty and integrity in the conduct of its business.  The Code applies to all our directors, officers and employees, including our Chief Executive Officer, our Chief Financial Officer and all employees of our subsidiaries.  The Code is available on our website at www.draxis.com and was filed on SEDAR (www.sedar.com) on August 31, 2005.

In accordance with the terms of the Code, the Audit Committee receives quarterly reports from the Vice President, Administration and Shared Services on any concerns received regarding accounting, internal accounting controls and auditing matters.  The Board of Directors monitors compliance with the Code by receiving quarterly reports from the Audit Committee regarding any concerns raised.  Complaints received by any officer concerning any violation of the Code would be brought to the attention of the Board of Directors.  The Code is distributed and signed by each of the Company’s employees when they are hired and it is available on the Company’s intranet and in each employee handbook.  Information sessions are given to employees on the contents and application of the Code.

Item 16C.      Principal Accountant Fees and Services

In accordance with the Audit Committee Charter, the Audit Committee pre-approves all auditing services and permitted non-audit services (including fees and terms thereof) to be performed for the Company or its subsidiaries by its Independent Registered Chartered Accountants.  All the services of Deloitte & Touche LLP rendered in 2005 were pre-approved by the Audit Committee.

Deloitte & Touche LLP has served as our Independent Registered Chartered Accountants for each of the fiscal years in the three-year period ended December 31, 2005, for which audited financial statements appear in this Annual Report (Form 20-F).

2005 Audit Fees

The fees for all audit services performed by Deloitte & Touche LLP, Independent Registered Chartered Accountants (“Company’s auditor” or “Company’s principal accountant”) for the Company and its subsidiaries for the year ended December 31, 2005 were CDN$300,000. Services provided include the audit of the Company’s consolidated financial statements, review of the notes to the annual report to shareholders, management proxy circular, quarterly reviews and this Annual Report (Form 20-F).  No hours were expended in the audit of our financial statements by persons other than the Company’s principal accountant.

2005 Audit-Related Fees

The aggregate fees billed for the year ended December 31, 2005 for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements were CDN$Nil.

2005 Tax Fees

The aggregate fees billed for the year ended December 31, 2005 for professional services rendered by the Company’s auditor for tax compliance, tax advice and tax planning was CDN$41,950.

2005 All Other Fees

The aggregate fees billed for the year ended December 31, 2005 for products and services provided by the Company’s principal accountant, other than those described above, were CDN$Nil.

2004 Audit Fees

The fees for all audit services performed by the Company’s auditor for the Company and its subsidiaries for the year ended December 31, 2004 were CDN$154,000.

2004 Audit-Related Fees

The aggregate fees billed for the year ended December 31, 2004 for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements were CDN$45,000.  Services provided include review of the notes to the Company’s annual report to shareholders, management proxy circular, and the Annual Report (Form 20-F).

2004 Tax Fees

The aggregate fees billed for the year ended December 31, 2004 for professional services rendered by the Company’s auditor for tax compliance, tax advice and tax planning were CDN$82,250.

2004 All Other Fees

The aggregate fees billed for the year ended December 31, 2004 for products and services provided by the Company’s principal accountant, other than those described above, were $239,975.  The services provided included quarterly reviews and review of the registration statement filed in Canada in connection with the Company’s equity offering in April 2004.

Interest of Auditors

Deloitte & Touche LLP are the Independent Registered Chartered Accountants of the Company and are independent within the meaning of the Code of Ethics of the Ordre des comptables agréés du Québec, and of the Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission (“SEC”) and the Public Company Accounting Oversight Board (United States).

Item 16D.      Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On December 7, 2005, the Board of Directors authorized the purchase of up to 10% of the public float of the Company’s common shares through a Normal Course Issuer Bid (the “Issuer Bid”).  The Issuer Bid enables the Company to purchase on the open market through the facilities of the Toronto Stock Exchange up to 3,522,530 common shares for cancellation.  As at December 6, 2005, there were 41,652,271 common shares outstanding of which approximately 90% were widely held.  Pursuant to the acceptance by the TSX of the Notice of Intention to make a Normal Course Issuer Bid, which was received by the Company on December 13, 2005, the Company was authorized to purchase common shares under the Issuer Bid commencing on December 15, 2005, and may continue until December 14, 2006, or until such earlier date when the Company completes its purchases or elects to terminate the bid.  As of March 20, 2006, the Company had purchased 199,200 common shares under the Issuer Bid for an average market price plus commission of CDN$5.18, representing an aggregate consideration of CDN$1,031,491.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares (Or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs

December 2005	75,600	$4.37 (CDN$5.07)	75,600	3,446,930
January 2006	37,400	$4.43 (CDN$5.10)	113,000	3,409,530
February 2006	58,400	$4.58 (CDN$5.28)	171,400	3,351,130
March 2006	27,800	$4.71 (CDN$5.35)	199,200	3,323,330
Total	199,200	$4.49 (CDN$5.18)	199,200	3,323,330

Item 17.         Financial Statements

Not Applicable

Item 18.         Financial Statements

The following financial statements are filed as part of this Annual Report (Form 20-F).

Management’s Report
Report of Independent Registered Chartered Accountants
Consolidated statements of operations
Consolidated balance sheets
Consolidated Statements of Changes in Equity and Comprehensive Income (Loss)
Consolidated statements of cash flows
Notes to the consolidated financial statements

Item 19.         Exhibits

Exhibit No.		Description
1.	1

Articles of Amalgamation of DRAXIS Health Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

1.	2

By-law No. 1 of DRAXIS Health Inc. (formerly Deprenyl Research Limited) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	1

Master Agreement dated November 12, 1997 among DRAXIS Health Inc., Deprenyl Animal Health Inc. and Pfizer Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	2

License Agreement dated November 12, 1997 between Deprenyl Animal Health Inc. and Pfizer Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	3

Letter Agreement dated December 22, 1999 between DRAXIS Health Inc., Deprenyl Animal Health Inc. and Pfizer Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	4

Second Amendment dated December 18, 2001 to the Master Agreement, as amended December 22, 1999, License Agreement, Research Agreement, U.S. and Canada Manufacturing and Supply Agreement and International Manufacturing and Supply Agreement between Pfizer Inc., Deprenyl Animal Health, Inc. and DRAXIS Health Inc. dated November 12, 1997 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))

4.	5

Amending Agreement dated March 31, 2003 between DRAXIS Health, Inc., Elan Pharma International Limited and Elan Pharmaceuticals, Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2002, filed on May 14, 2003 (SEC file no. 000-17434))

4.	6

First Amendment to Subscription Agreement dated October 24, 2002 among SGF Santé Inc., DRAXIS Health Inc. and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2002, filed on May 14, 2003 (SEC file no. 000-17434))

4.	7

Share Purchase Agreement dated April 22, 2004 between DRAXIS Health Inc. and SGF Santé Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.	8

Share Purchase Agreement dated July 16, 2003 between Mohammed Barkat and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.	9

Share Purchase Agreement dated July 16, 2003 between Michel Sauvageau and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.	10

Term Loan Agreement dated June 9, 1998 between National Bank of Canada and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	11

Credit Agreement dated February 18, 2000 between National Bank of Canada and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	12

Underwriting Agreement dated April 2, 2004 between DRAXIS Health Inc., Desjardins Securities Inc. and CIBC World Markets Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.	13†

Asset Purchase Agreement dated July 22, 2003 between DRAXIS Health Inc. and Shire Biochem Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.	14

Stock Option Plan of DRAXIS Health Inc., as amended, dated June 27, 2001 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.	15

DRAXIS Health Inc. Employee Stock Ownership Plan, amended and restated, effective December 1, 1998 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	16

DRAXIS Health Inc. Employee Participation Share Purchase Plan, effective February 16, 1995 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	17

DRAXIS Health Inc. Deferred Share Unit Plan for Employees (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	18

DRAXIS Health Inc. Equity Purchase Plan (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	19	DRAXIS Retirement Savings Program (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2002, filed on May 14, 2003 (SEC file no. 000-17434))
4.	20

Shareholder Rights Plan Agreement dated April 23, 2002 between DRAXIS Health Inc. and Computershare Trust Company of Canada as trustee (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))

4.	21

Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	22

Amendment dated June 14, 2000 to Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	23

Retirement Compensation Agreement dated September 24, 2003 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.	24

Employment Agreement dated April 27, 2004 between DRAXIS Health Inc. and Dan Brazier (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.	25

Employment Agreement dated October 18, 2000 between DRAXIS Health Inc. and Jack A. Carter (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	26

Amendment dated March 26, 2004 to Employment Agreement dated October 18, 2000 between DRAXIS Health Inc. and Jack A. Carter (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.	27

Employment Agreement dated April 22, 2003 between DRAXIS PHARMA Inc. and John E.M. Durham (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.	28

Amendment dated March 26, 2004 to Employment Agreement dated April 22, 2003 between DRAXIS PHARMA Inc. and John E.M. Durham (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.	29

Employment Agreement dated October 17, 2003 between DRAXIS Health Inc. and Alida Gualtieri (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.	30

Amendment dated March 26, 2004 to Employment Agreement dated October 17, 2003 between DRAXIS Health Inc. and Alida Gualtieri (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.	31

Employment Agreement dated March 9, 2004 between DRAXIS Health Inc. and Chien Huang (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.	32

Employment Agreement dated March 9, 2004 between DRAXIS Health Inc. and Mark Oleksiw (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.	33

Employment Agreement dated May 14, 2001 between DRAXIS Health Inc. and Jerry Ormiston (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))

4.	34

Amendment dated March 26, 2004 to Employment Agreement dated May 14, 2001 between DRAXIS Health Inc. and Jerry Ormiston (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.	35

Employment Agreement dated October 1, 1997 between DRAXIS Health Inc. and Dr. Richard J. Flanagan (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.	36

Amendment dated July 23, 2001 to Employment Agreement dated October 1, 1997 between DRAXIS Health Inc. and Dr. Richard J. Flanagan (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.	37†

Non Exclusive Distribution Agreement dated October 25, 1995 between Frosst Radiopharmaceuticals, a division of Merck Frosst Canada Inc. (now known as DRAXIMAGE) and Syncor International Corporation (now known as Cardinal Health 414, Inc.) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.	38†

Non Exclusive Distribution Agreement dated July 12, 2000 between DRAXIMAGE and Syncor International (now known as Cardinal Health 414, Inc.) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.	39†

Amendment dated August 6, 2003 to Non Exclusive Distribution Agreement dated July 12, 2000 between DRAXIMAGE and Syncor International (now known as Cardinal Health 414, Inc.) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.	40†

Manufacturing and Supply Agreement dated July 1, 1999 between Warner-Lambert Canada Inc. (now known as Pfizer Consumer Healthcare, a Division of Pfizer Canada Inc.) and DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.	41†

Supply Agreement dated December 18, 2001 between GlaxoSmithKline Inc. and DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.	42†

Manufacture and Supply Agreement entered into between DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) and Bone Care International, Inc. on March 3, 2003 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.	43

Amendment dated August 25, 2004 to Employment Agreement dated April 27, 2004 between DRAXIS Health Inc. and Dan Brazier (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.	44

Amended and Restated Loan Agreement dated June 10, 2004 between DRAXIS Health Inc. and National Bank of Canada (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.	45

Amendment dated June 23, 2004 to Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Martin Barkin (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.	46

Amendment to Credit Facilities for DRAXIS Pharma Inc. dated March 28, 2002 between National Bank of Canada and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file No. 000-17434))

4.	47

Loan Agreement dated March 28, 2002 among DRAXIS Pharma Inc., SGF Santé Inc. and DRAXIS Health Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file No. 000-17434))

4.	48

Loan Agreement dated March 28, 2002 among DRAXIS Pharma Inc., Investissement Québec and DRAXIS Health Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file No. 000-17434))

4.	49

First Amendment to Subscription Agreement dated October 24, 2002 among SGF Santé Inc., DRAXIS Health Inc. and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2002, filed on May 14, 2003 (SEC file No. 000-17434))

4.	50*†	Manufacturing and Supply Master Agreement, dated January 1, 2005, between Pfizer Canada Inc. and DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.
4.	51*†	Amendment, dated December 20, 2005, to Employment Agreement dated April 27, 2004, as amended between DRAXIS Health Inc. and Dan Brazier, Chief Operating Officer of the Company
4.	52*†	Employment Agreement, dated April 22, 2005, between DRAXIS Health Inc. and Mr. Jean-Pierre Robert, President of DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc.
4.	53*†	Retirement Compensation Arrangement Trust Agreement, dated July 8, 2005, between DRAXIS Health Inc. and Dr. Richard Flanagan
4.	54*	Charter of the Board of Directors adopted in April 2004
4.	55*	Charter of the Audit Committee amended in May 2005
4.	56*	Charter of the Human Resources and Compensation Committee amended in May 2005
4.	57*	Charter of the Nominating and Corporate Governance Committee amended in May 2005
8.	1*	List of Subsidiaries
12.	1*	Certification of CEO required by Section 302 of the Sarbanes-Oxley Act of 2002
12.	2*	Certification of CFO required by Section 302 of the Sarbanes-Oxley Act of 2002
13.	1*	Certification of CEO required by Section 906 of the Sarbanes-Oxley Act of 2002
13.	2*	Certification of CFO required by Section 906 of the Sarbanes-Oxley Act of 2002

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

DRAXIS HEALTH INC.

Date: March 31, 2006	By:	/S/ MARK OLEKSIW
Chief Financial Officer

	By:	/S/ MARTIN BARKIN, M.D.
President and Chief Executive Officer

EXHIBIT INDEX

DRAXIS HEALTH INC.

Form 20-F Annual Report

Exhibit No.		Description
1.	1

Articles of Amalgamation of DRAXIS Health Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

1.	2

By-law No. 1 of DRAXIS Health Inc. (formerly Deprenyl Research Limited) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	1

Master Agreement dated November 12, 1997 among DRAXIS Health Inc., Deprenyl Animal Health Inc. and Pfizer Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	2

License Agreement dated November 12, 1997 between Deprenyl Animal Health Inc. and Pfizer Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	3

Letter Agreement dated December 22, 1999 between DRAXIS Health Inc., Deprenyl Animal Health Inc. and Pfizer Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	4

Second Amendment dated December 18, 2001 to the Master Agreement, as amended December 22, 1999, License Agreement, Research Agreement, U.S. and Canada Manufacturing and Supply Agreement and International Manufacturing and Supply Agreement between Pfizer Inc., Deprenyl Animal Health, Inc. and DRAXIS Health Inc. dated November 12, 1997 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))

4.	5

Amending Agreement dated March 31, 2003 between DRAXIS Health, Inc., Elan Pharma International Limited and Elan Pharmaceuticals, Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2002, filed on May 14, 2003 (SEC file no. 000-17434))

4.	6

First Amendment to Subscription Agreement dated October 24, 2002 among SGF Santé Inc., DRAXIS Health Inc. and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2002, filed on May 14, 2003 (SEC file no. 000-17434))

4.	7

Share Purchase Agreement dated April 22, 2004 between DRAXIS Health Inc. and SGF Santé Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.	8

Share Purchase Agreement dated July 16, 2003 between Mohammed Barkat and Draxis Pharma Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.	9

Share Purchase Agreement dated July 16, 2003 between Michel Sauvageau and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.	10

Term Loan Agreement dated June 9, 1998 between National Bank of Canada and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	11

Credit Agreement dated February 18, 2000 between National Bank of Canada and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	12

Underwriting Agreement dated April 2, 2004 between DRAXIS Health Inc., Desjardins Securities Inc. and CIBC World Markets Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.	13†

Asset Purchase Agreement dated July 22, 2003 between DRAXIS Health Inc. and Shire Biochem Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.	14

Stock Option Plan of DRAXIS Health Inc., as amended, dated June 27, 2001 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.	15

DRAXIS Health Inc. Employee Stock Ownership Plan, amended and restated, effective December 1, 1998 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	16

DRAXIS Health Inc. Employee Participation Share Purchase Plan, effective February 16, 1995 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	17

DRAXIS Health Inc. Deferred Share Unit Plan for Employees (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	18

DRAXIS Health Inc. Equity Purchase Plan (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	19	DRAXIS Retirement Savings Program (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2002, filed on May 14, 2003 (SEC file no. 000-17434))
4.	20

Shareholder Rights Plan Agreement dated April 23, 2002 between DRAXIS Health Inc. and Computershare Trust Company of Canada as trustee (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))

4.	21

Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	22

Amendment dated June 14, 2000 to Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	23

Retirement Compensation Agreement dated September 24, 2003 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.	24

Employment Agreement dated April 27, 2004 between DRAXIS Health Inc. and Dan Brazier (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.	25

Employment Agreement dated October 18, 2000 between DRAXIS Health Inc. and Jack A. Carter (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.	26

Amendment dated March 26, 2004 to Employment Agreement dated October 18, 2000 between DRAXIS Health Inc. and Jack A. Carter (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.	27

Employment Agreement dated April 22, 2003 between DRAXIS PHARMA Inc. and John E.M. Durham (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.	28

Amendment dated March 26, 2004 to Employment Agreement dated April 22, 2003 between DRAXIS PHARMA Inc. and John E.M. Durham (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.	29

Employment Agreement dated October 17, 2003 between DRAXIS Health Inc. and Alida Gualtieri (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.	30

Amendment dated March 26, 2004 to Employment Agreement dated October 17, 2003 between DRAXIS Health Inc. and Alida Gualtieri (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.	31

Employment Agreement dated March 9, 2004 between DRAXIS Health Inc. and Chien Huang (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.	32

Employment Agreement dated March 9, 2004 between DRAXIS Health Inc. and Mark Oleksiw (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.	33

Employment Agreement dated May 14, 2001 between DRAXIS Health Inc. and Jerry Ormiston (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))

4.	34

Amendment dated March 26, 2004 to Employment Agreement dated May 14, 2001 between DRAXIS Health Inc. and Jerry Ormiston (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.	35

Employment Agreement dated October 1, 1997 between DRAXIS Health Inc. and Dr. Richard J. Flanagan (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.	36

Amendment dated July 23, 2001 to Employment Agreement dated October 1, 1997 between DRAXIS Health Inc. and Dr. Richard J. Flanagan (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.	37†

Non Exclusive Distribution Agreement dated October 25, 1995 between Frosst Radiopharmaceuticals, a division of Merck Frosst Canada Inc. (now known as DRAXIMAGE) and Syncor International Corporation (now known as Cardinal Health 414, Inc.) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.	38†

Non Exclusive Distribution Agreement dated July 12, 2000 between DRAXIMAGE and Syncor International (now known as Cardinal Health 414, Inc.) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.	39†

Amendment dated August 6, 2003 to Non Exclusive Distribution Agreement dated July 12, 2000 between DRAXIMAGE and Syncor International (now known as Cardinal Health 414, Inc.) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.	40†

Manufacturing and Supply Agreement dated July 1, 1999 between Warner-Lambert Canada Inc. (now known as Pfizer Consumer Healthcare, a Division of Pfizer Canada Inc.) and DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.	41†

Supply Agreement dated December 18, 2001 between GlaxoSmithKline Inc. and DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.	42†

Manufacture and Supply Agreement entered into between DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) and Bone Care International, Inc. on March 3, 2003 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.	43

Amendment dated August 25, 2004 to Employment Agreement dated April 27, 2004 between DRAXIS Health Inc. and Dan Brazier (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.	44

Amended and Restated Loan Agreement dated June 10, 2004 between DRAXIS Health Inc. and National Bank of Canada (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.	45

Amendment dated June 23, 2004 to Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Martin Barkin (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.	46

Amendment to Credit Facilities for DRAXIS Pharma Inc. dated March 28, 2002 between National Bank of Canada and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file No. 000-17434))

4.	47

Loan Agreement dated March 28, 2002 among DRAXIS Pharma Inc., SGF Santé Inc. and DRAXIS Health Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file No. 000-17434))

4.	48

Loan Agreement dated March 28, 2002 among DRAXIS Pharma Inc., Investissement Québec and DRAXIS Health Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file No. 000-17434))

4.	49

First Amendment to Subscription Agreement dated October 24, 2002 among SGF Santé Inc., DRAXIS Health Inc. and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2002, filed on May 14, 2003 (SEC file No. 000-17434))

4.	50*†	Manufacturing and Supply Master Agreement, dated January 1, 2005, between Pfizer Canada Inc. and DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.
4.	51*†	Amendment, dated December 20, 2005, to Employment Agreement dated April 27, 2004, as amended between DRAXIS Health Inc. and Dan Brazier, Chief Operating Officer of the Company
4.	52*†	Employment Agreement, dated April 22, 2005, between DRAXIS Health Inc. and Mr. Jean-Pierre Robert, President of DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc.
4.	53*†	Retirement Compensation Arrangement Trust Agreement, dated July 8, 2005, between DRAXIS Health Inc. and Dr. Richard Flanagan
4.	54*	Charter of the Board of Directors adopted in April 2004
4.	55*	Charter of the Audit Committee amended in May 2005
4.	56*	Charter of the Human Resources and Compensation Committee amended in May 2005
4.	57*	Charter of the Nominating and Corporate Governance Committee amended in May 2005
8.	1*	List of Subsidiaries
12.	1*	Certification of CEO required by Section 302 of the Sarbanes-Oxley Act of 2002
12.	2*	Certification of CFO required by Section 302 of the Sarbanes-Oxley Act of 2002
13.	1*	Certification of CEO required by Section 906 of the Sarbanes-Oxley Act of 2002
13.	2*	Certification of CFO required by Section 906 of the Sarbanes-Oxley Act of 2002

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

(signed)	(signed)

MARTIN BARKIN, MD	MARK OLEKSIW, CA
President and Chief Executive Officer	Chief Financial Officer
Mississauga, Ontario
February 28, 2006

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders and Board of Directors of DRAXIS Health Inc.

We have audited the consolidated balance sheets of DRAXIS Health Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with generally accepted accounting principles in the United States of America.

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

We also reported separately on February 28, 2006, to the shareholders and Directors of the Company on our audit, where we expressed an opinion without reservation on the Consolidated Financial Statements prepared in accordance with United States generally accepted accounting principles, except that those financial statements contain an additional note presenting the reconciliation of the Company’s net income and shareholders’ equity with Canadian generally accepted accounting principles.

(signed)

DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants
Montreal, Quebec
February 28, 2006

Consolidated Statements of Operations

(in thousands of U.S. dollars, except share related data)

Years ended December 31	2005	2004	2003
REVENUES
Product sales	$72,989	$61,693	$40,535
Royalty and licensing (Note 14)	6,444	7,627	8,658
	79,433	69,320	49,193
EXPENSES
Cost of goods sold, excluding depreciation and amortization (Note 3)	46,836	39,793	27,722
Selling, general and administration	16,185	13,266	9,904
Research and development	2,103	1,948	1,594
Depreciation and amortization	4,545	4,457	3,287
	69,669	59,464	42,507
Operating income	9,764	9,856	6,686
Financial expense, net (Note 4)	(29)	(296)	(831)
Foreign exchange loss	(398)	(374)	(701)
Other income	—	96	—
Income before undernoted	9,337	9,282	5,154
Income taxes (Note 5)	(1,553)	(1,301)	(874)
Minority interest (Note 17)	—	(4)	391
Income from continuing operations	7,784	7,977	4,671
(Loss) income from discontinued operations, net of taxes (Note 6)	—	(61)	8,531
Net income	$7,784	$7,916	$13,202

Basic income per share (Note 7)
from continuing operations	$0.19	$0.20	$0.13
from discontinued operations	—	—	0.23
	$0.19	$0.20	$0.36

Diluted income per share (Note 7)
from continuing operations	$0.18	$0.19	$0.13
from discontinued operations	—	—	0.23
	$0.18	$0.19	$0.36

See the accompanying notes to the Consolidated Financial Statements

Approved by the Board

(signed)	(signed)

BRIAN KING	MARTIN BARKIN, MD
Director	Director

Consolidated Balance Sheets

(in thousands of U.S. dollars, except share related data)

As at December 31	2005	2004
ASSETS
Current assets
Cash and cash equivalents	$12,390	$5,926
Restricted cash (Note 8)	—	428
Accounts receivable (Note 9)	16,301	13,724
Inventories (Note 10)	7,629	10,158
Prepaid expenses	1,003	830
Deferred income taxes, net (Note 5)	2,750	4,121
Total current assets	40,073	35,187

Property, plant and equipment, net (Note 11)	45,652	43,857
Goodwill, net	754	728
Intangible assets, net (Note 12)	399	737
Other assets	475	604
Deferred income taxes, net (Note 5)	8,467	7,672
Total assets	$95,820	$88,785

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 13)	$8,793	$10,436
Current portion of deferred revenues (Note 14)	3,671	3,676
Customer deposits	649	628
Total current liabilities	13,113	14,740

Other liabilities (Note 16)	252	—
Deferred revenues (Note 14)	827	4,125
Total liabilities	14,192	18,865

Commitments and contingencies (Note 21)

SHAREHOLDERS’ EQUITY
Common stock, without par value, unlimited number of shares authorized, 41,588,005 and 41,015,326 issued and outstanding at December 31, 2005 and 2004, respectively	77,313	75,840
Additional paid-in capital	15,370	15,546
Warrants (Note 18(a))	916	916
Deficit	(19,781)	(27,565)
Accumulated other comprehensive income	7,810	5,183
Total shareholders’ equity	81,628	69,920
Total liabilities and shareholders’ equity	$95,820	$88,785

See the accompanying notes to the Consolidated Financial Statements

Consolidated Statements of Changes in Equity and Comprehensive Income

(in thousands of U.S. dollars, except share related data)

Years ended December 31	2005	2004	2003
Common Stock (Number of Shares)
Balance, beginning of year	41,015,326	37,297,817	37,098,690
Issuance of common shares	—	3,053,436	—
Exercise of options	648,279	609,177	240,334
Exercise of employee participation shares	—	54,896	9,093
Repurchased for cancellation	(75,600)	—	(50,300)
Balance, end of year	41,588,005	41,015,326	37,297,817
Common Stock
Balance, beginning of year	$75,840	$61,175	$60,652
Issuance of common shares	—	12,867	—
Exercise of options	1,628	1,594	563
Exercise of employee participation shares	—	204	30
Repurchased for cancellation	(155)	—	(70)
Balance, end of year	$77,313	$75,840	$61,175
Additional Paid-In Capital
Balance, beginning of year	$15,546	$15,667	$15,550
Stock compensation	—	(121)	112
Common shares purchased for cancellation (Note (18(b))	(176)	—	5
Balance, end of year	$15,370	$15,546	$15,667
Warrants
Balance, beginning of year	$916	$—	$—
Issuance of warrants	—	916	—
Balance, end of year	$916	$916	$—
Employee Participation Shares
Balance, beginning of year	$—	$86	$140
Cancellation of employee participation shares	—	—	(27)
Exercise of employee participation shares	—	(86)	(27)
Balance, end of year	$—	$—	$86
Employee Participation Shares-Loans Receivable
Balance, beginning of year	$—	$(86)	$(140)
Cancellation of employee participation shares	—	—	27
Exercise of employee participation shares	—	86	27
Balance, end of year	$—	$—	$(86)
Deficit
Balance, beginning of year	$(27,565)	$(35,481)	$(48,683)
Net income	7,784	7,916	13,202
Balance, end of year	$(19,781)	$(27,565)	$(35,481)
Accumulated Other Comprehensive Income (Loss)
Balance, beginning of year	$5,183	$286	$(7,292)
Other comprehensive income	2,627	4,897	7,578
Balance, end of year	7,810	5,183	286
Total shareholders’ equity	$81,628	$69,920	$41,647
Comprehensive Income
Foreign currency translation adjustments	$2,627	$4,897	$7,578
Other comprehensive income	2,627	4,897	7,578
Net income	7,784	7,916	13,202
Total comprehensive income	$10,411	$12,813	$20,780

See the accompanying notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

Years ended December 31	2005	2004	2003
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income from continuing operations	$7,784	$7,977	$4,671
Adjustments to reconcile net income from continuing operations to net cash from (used in) operating activities
Amortization of deferred revenues	(3,701)	(5,495)	(6,811)
Depreciation and amortization	4,545	4,457	3,287
Deferred income taxes	765	322	(58)
Minority interest	—	4	(391)
Stock compensation	—	83	112
Other	427	785	896
Changes in operating assets and liabilities
Accounts receivable	(1,903)	(2,849)	(1,088)
Inventories	2,786	(3,230)	(93)
Prepaid expenses	(263)	(409)	(149)
Accounts payable and accrued liabilities	(1,758)	2,748	(3,597)
Other liabilities	252	—	—
Deferred revenues	385	362	165
Net cash from (used in) operating activities of continuing operations	9,319	4,755	(3,056)
CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(4,619)	(4,801)	(3,536)
Increase in intangible assets	(185)	(150)	(122)
Proceeds from disposition of product right	—	113	—
Restricted cash (Note 8)	424	548	(976)
Net cash from (used in) investing activities of continuing operations	(4,380)	(4,290)	(4,634)
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
Proceeds from bank indebtedness	—	—	4,942
Repayment of bank indebtedness	—	—	(5,927)
Proceeds from long-term debt	—	4,965	947
Repayment of long-term debt	—	(15,508)	(3,013)
Decrease of customer deposits, net	(2)	(8)	(2,044)
Exercise of options and employee participation shares	1,628	1,594	593
Issuance of common shares and warrants, net of related expenses (Note 18(a))	—	13,385	—
Common shares purchased for cancellation	(331)	—	(65)
Issue of common shares by subsidiary to minority interest	—	—	365
Repurchase of common shares by subsidiary from minority interest (Note 17)	—	(9,557)	(140)
Net cash from (used in) financing activities of continuing operations	1,295	(5,129)	(4,342)
Effect of foreign exchange rate changes on cash and cash equivalents	230	119	597
Net cash from (used in) continuing operations	6,464	(4,545)	(11,435)
CASH FLOWS OF DISCONTINUED OPERATIONS (Revised - Note 6)
Operating cash flows	—	(92)	2,343
Investing cash flows	—	—	17,333
Financing cash flows	—	—	(2,577)
Net cash from (used in) discontinued operations	—	(92)	17,099
Net increase (decrease) in cash and cash equivalents	6,464	(4,637)	5,664
Cash and cash equivalents, beginning of period	5,926	10,563	4,899
Cash and cash equivalents, end of period	$12,390	$5,926	$10,563

Additional Information
Interest paid	$—	$310	$700
Income taxes paid	$804	$1,040	$1,882

See the accompanying notes to the Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2005, 2004 and 2003

(in thousands of U.S. dollars, except share related data)

1.             NATURE OF OPERATIONS

DRAXIS Health Inc. (“DRAXIS” or the “Company”) is a specialty pharmaceutical company providing pharmaceutical products in three major categories: sterile, including sterile lyophilized (freeze-dried) pharmaceuticals; non-sterile specialty pharmaceuticals; and radiopharmaceuticals. In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development program for new products. As of January 1, 2005, activities of the Company are carried out through its wholly owned subsidiary, DRAXIS Specialty Pharmaceuticals Inc., which operates two major divisions, DRAXIS Pharma (contract manufacturing) and DRAXIMAGE (radiopharmaceuticals). The Company’s common shares are listed on NASDAQ and Toronto Stock Exchange (“TSX”).

2.             SIGNIFICANT ACCOUNTING POLICIES

(a)           Basis of Presentation

The Company has prepared these Consolidated Financial Statements in U.S. dollars and in accordance with generally accepted accounting principles (“GAAP”) in the United States.

Reconciliations of net income and shareholders’ equity in accordance with Canadian GAAP are available to shareholders.

(b)           Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its subsidiary companies with provision for minority interests. The Company’s effective interest in the voting equity share capital of its subsidiaries is 100%, except in the case of DRAXIS Pharma, for which it was 67.3% prior to April 22, 2004 (2003 – 67.3%) and 100% thereafter. All intercompany transactions and balances are eliminated on consolidation.

(c)           Minority Interest

Minority interest represents the minority shareholders’ proportionate share of equity and net income or loss of DRAXIS Pharma prior to April 22, 2004, the date on which the Company acquired the remaining minority interest; see Note 17.

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

(e)           Reporting Currency and Foreign Currency Translation

The Company’s principal functional currency is the Canadian dollar; however, it reports its Consolidated Financial Statements in U.S. dollars. The financial statements of the parent company and its non-U.S. subsidiaries whose functional currency is not the U.S. dollar are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, Foreign Currency Translation. Asset and liability accounts are translated at the rate of exchange prevailing at the balance sheet date. Shareholders’ equity accounts are translated at the applicable historical rate. Revenue and expense accounts are translated at the average rate of exchange for the period. The cumulative foreign currency translation adjustment is reported as a component of accumulated other comprehensive income in shareholders’ equity. The net change in the cumulative foreign currency translation adjustment in the periods presented is primarily due to fluctuations in the exchange rates between the Company’s reporting currency and the Canadian dollar.

Foreign denominated monetary assets and liabilities of the Company are translated at the exchange rates in effect at the balance sheet dates. Revenues and expenses are translated at average rates for the period. Resulting translation gains or losses are reflected in net income.

(f)            Revenue Recognition

Product Sales

The Company recognizes revenue, net of trade discounts and allowances, when evidence of an arrangement exists, delivery has occurred or services rendered, the price is fixed or determinable and collectability is reasonably assured.

Amounts received from customers as prepayments for products to be shipped or services to be provided in the future are reported as customer deposits.

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

(g)           Research and Development

In accordance with SFAS No. 2, Accounting for Research and Development Costs, research and development costs are expensed in the period in which they are incurred. Acquired research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are purchased from others for a particular research and development project that have no alternative future use is written off at the time of acquisition.

The Canadian Federal and Québec Provincial governments offer a tax incentive to companies performing research and development activities in Canada. The federal tax incentive is calculated based on pre-determined rates, considers eligible R&D expenditures and can be used to reduce federal income taxes in Canada otherwise payable. Such credits, if not used in the year earned, can be carried forward for a period of 10 years. The Québec Provincial government offers a similar incentive, except that it is receivable in cash, instead of a credit used to reduce taxes otherwise payable. The cash credit is awarded regardless of whether or not there are Québec Provincial taxes payable. These tax credits are recorded as a reduction of the income tax expense.

(h)           Income Taxes

The liability method of accounting for income taxes is used in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of deferred tax assets which is more likely than not to be unrealized. Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

(i)            Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. The fair value of cash and cash equivalents approximates the amounts shown in the financial statements.

(j)            Allowance for Doubtful Accounts

The Company determines an appropriate allowance for doubtful accounts based on an account-by-account review as opposed to a general provision assessed as a percentage of revenues.

(k)           Inventories

Inventories are comprised of raw materials, work-in-process and finished goods. Raw materials are valued at the lower of standard cost and replacement cost. Standard cost approximates actual cost, computed on a first-in, first-out basis. Work-in-process is valued at the lower of standard cost and net realizable value and includes material, direct labour and related manufacturing overhead costs. Finished goods are valued at the lower of cost computed on a first-in, first-out basis, and net realizable value, and include all related manufacturing, packaging and overhead costs. Provisions for inventory obsolescence are charged against income when it is determined that the inventory item does not meet the defined quality or regulatory requirements for sale.

(l)            Property, Plant and Equipment

Property, plant and equipment are reported at cost, less accumulated depreciation. The Company provides for depreciation using the following methods and applying rates to amortize the cost over the estimated useful life of the assets:

Building	straight-line over 25 years
Equipment	20%-30% declining balance and straight-line over 5-10 years

Expenditures for construction of assets incurred prior to productive use are reflected as assets under construction. Depreciation commences when an asset is substantially completed and ready for productive commercial use.

(m)          Goodwill

Goodwill is not amortized; however, it is subject to an annual impairment test, or more frequently under certain circumstances. The assessment of impairment is done annually at December 31, by applying a fair-value-based test. Measurement of the fair value of the reporting unit is based on one or more fair value measures, including present value techniques of estimated future cash flows.

(n)           Intangible Assets

Acquired intangible assets that do not have regulatory approval and for which there are no alternative uses are expensed as acquired in-process research and development, and those that have regulatory approval are capitalized.

Intangible assets with finite lives are reported at cost, less accumulated amortization. The Company does not have any intangible assets with indefinite lives. The Company provides for amortization on a straight-line basis over the following estimated useful lives:

Patents and trademarks	10 years
Licenses	10 years

(o)           Impairment of Long-lived Assets

Long-lived assets, comprised principally of property, plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or circumstances indicate the carrying amount of assets may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing their carrying amount to the estimated future net undiscounted cash flows generated by the assets. If such assets are considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(p)           Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) published SFAS No. 123R, Share-Based Payments. SFAS No. 123R amends SFAS No. 123, Stock-Based Compensation issued in 1995 and supercedes Accounting Principles Board Opinion (“APB”) No. 25 issued in 1972. Compensation expense is generally recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). This statement is effective for the Company beginning on January 1, 2006. As of the required effective date, the Company will apply SFAS No. 123R using a modified version of the prospective application. Under that transition method, compensation cost is recognized beginning on the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. Had the Company adopted SFAS No. 123R prospectively, the net impact on the Company’s consolidated statements of operations would have approximated the impact as described in Note 2(q) below on a pro forma basis. The Company is currently evaluating the impact of adopting SFAS No. 123R and expects the impact to be material to the EPS.

In November 2004, FASB issued SFAS No. 151, Inventory Costs-An Amendment of APB No. 43 which requires that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs be recognized as current period charges. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversions be based on normal capacity of the production facilities. SFAS No. 151 is required to be adopted by the Company in the first quarter of fiscal 2006. Adoption by the Company of this pronouncement is not expected to have a material impact on the Company’s results of operations or financial conditions.

(q)           Share-Based Compensation Plan

Under the provisions of SFAS No. 123, Stock-Based Compensation, companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair-value-based method or can continue to recognize compensation cost using the intrinsic value method under the provisions of APB No. 25, Accounting for Stock Issued to Employees. However, if the provisions of APB No. 25 are applied, pro forma disclosure of net income and EPS must be presented in the financial statements as if the fair value method had been applied. For all periods presented, the Company recognized compensation costs under the provisions of APB No. 25, and the Company has provided the expanded disclosure required by SFAS No. 123.

Accordingly, the Company’s net income applicable to common shares and income per common share would have been as follows:

	2005	2004	2003

Net income, as reported	$7,784	$7,916	$13,202
Pro forma impact	(839)	(733)	(681)
Pro forma net income	$6,945	$7,183	$12,521

Basic net income per share, as reported	$0.19	$0.20	$0.36
Pro forma impact per share	$(0.02)	$(0.02)	$(0.02)
Pro forma net income per share (Basic)	$0.17	$0.18	$0.34
Pro forma net income per share (Diluted)	$0.16	$0.18	$0.34

The fair value of stock options used to compute pro forma net income applicable to common shares and loss per common share disclosures is the estimated fair value at grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions as at December 31:

	2005	2004	2003

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	58%	63%	61%
Risk-free interest rate	3.6%	4.1%	4.0%
Expected option life	6 yrs	5 yrs	8 yrs
Fair value per option granted	$2.74	$2.00	$1.09

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable and which significantly differ from the Company’s stock option awards. In addition, option-pricing models require the input of highly subjective assumptions including the expected price volatility. The Company uses expected volatility rates that are based on historical volatility rates trended into future years. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

3.             COST OF GOODS SOLD

On July 28, 2003, DRAXIS received insurance proceeds of $730 in settlement of physical damage and business interruption losses related to installation problems of its first lyophilizer unit in 2000. The damage resulted in, amongst other things, delays in the commissioning of the lyophilization unit and in obtaining U.S. Food and Drug Administration (“FDA”) approvals for the transfer of production of the DRAXIMAGE line of lyophilized diagnostic imaging products to DRAXIS Pharma. FDA approval was ultimately obtained in 2001 and costs incurred related to the incident were charged to the statement of operations when incurred. No accrual for insurance proceeds had been previously recorded as the claim represented a contingent gain. The proceeds were recognized as a reduction to cost of goods sold in the third quarter of 2003.

4.             FINANCIAL EXPENSE

	2005	2004	2003
Interest income	$107	$133	$144
Interest expense and financial charges	(136)	(429)	(975)
	$(29)	$(296)	$(831)

5.             INCOME TAXES

	2005	2004	2003
The components of income tax expense are as follows:
Current	$788	$979	$932
Deferred	765	322	(58)
	$1,553	$1,301	$874

The reported income tax expense differs from the expected amount calculated by applying the Company’s Canadian combined federal and provincial tax rate to income before income tax expense. The reasons for this difference and the related tax effects are as follows:

	2005	2004	2003
Income before income taxes from continuing operations - substantially all from the Canadian operations	$9,337	$9,282	$5,154
Canadian combined federal and provincial tax rate	32.4%	32.4%	34.0%
Expected income tax expense	$3,026	$3,007	$1,753
Increase (decrease) resulting from:
Foreign tax rate differences	111	95	—
Effect of tax planning on valuation of available loss carryforwards	—	(884)	—
Unrecognized income tax benefit of losses	(876)	(786)	(732)
Goodwill and other amortization	111	358	281
Investment tax credits	(642)	(398)	(343)
Non-taxable capital gains related to milestones	(264)	—	—
Other	87	(91)	(85)
	$1,553	$1,301	$874

Deferred income tax assets have been provided as follows:

	2005	2004	2003
Loss carryforwards and undeducted research and development expenses	$10,953	$11,596	$10,516
Investment tax credits	1,028	999	918
Expenses not currently deductible for tax purposes	468	809	344
Deferred revenue	923	1,444	2,204
Share issuance costs	487	644	—
Tax value of property, plant and equipment in excess of net book value	(497)	(550)	1,636
Tax value of intangible assets in excess of net book value	643	698	582
Total deferred tax assets	14,005	15,640	16,200
Valuation allowance	(2,788)	(3,847)	(4,001)
Net deferred tax assets	$11,217	$11,793	$12,199
Deferred income tax assets are classified as follows:
Current	$2,750	$4,121	$2,806
Non-current	8,467	7,672	9,393
	$11,217	$11,793	$12,199

At December 31, 2005, the Company has accumulated tax losses of $23,174 available for federal purposes and $25,050 for provincial purposes in Canada, which expire from 2006 to 2014. In addition the Company has $1,670 of undeducted scientific research and experimental development expenditures in Canada, which have no expiry. The Company also has $1,530 of unclaimed Canadian investment tax credits, which expire from 2006 to 2015. These losses, undeducted scientific research and experimental development expenditures and investment tax credits can be used to offset future years’ taxes payable.

The Company has accumulated tax losses of $6,283 for federal and state purposes in the U.S., which expire from 2010 to 2014. Subject to certain limitations, these losses can be used to offset future years’ taxable income.

In 2005, the Company re-evaluated the tax rate applied to the temporary difference associated with capital assets acquired in 2004.

As a result of tax planning initiatives made possible by the purchase of the minority interest on April 22, 2004, the Company was able to increase the value of its deferred income tax assets at December 31, 2004 and 2005 by recognizing the benefits of previously unrecognized tax loss carryforwards by decreasing the valuation allowance.

The Company’s valuation allowance is made up of loss carryforwards in jurisdictions where taxable income is no longer generated or where it is more likely they will not be realized prior to expiry.

6.             DISCONTINUED OPERATIONS

In 2001, the Company adopted a formal plan to dispose of its Canadian sales and marketing division (“DRAXIS Pharmaceutica”).

Pursuant to APB No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the Consolidated Financial Statements and notes thereto for the year ended December 31, 2001 and all subsequent periods presented.

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

Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

	2005	2004	2003
Revenues	$—	$268	$4,301
Operating (loss) income from discontinued operations	—	(92)	263
Income tax recovery (expense)	—	31	(72)
Operating (loss) income from discontinued operations – net of tax	—	(61)	191
Net gain on disposal of product rights – net of tax expense $3,606 (2003)	—	—	8,340
Net (loss) income from discontinued operations – net of tax	$—	$(61)	$8,531

In 2005, the Company retroactively modified the disclosures of the cash flows pertaining to the discontinued operations.  The modification separately discloses the operating, investing and financing portions of the cash flows attributable to its discontinued operations, which in prior periods were reported on a combined basis as a single amount.

7.             INCOME PER SHARE

Basic income per common share is calculated by dividing the net income by the weighted-average number of Company’s common shares outstanding during the period. Diluted income per common share is calculated by dividing the net income by the sum of the weighted-average number of common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of warrants, stock options and the Employee Participation Share Purchase Plan. The calculation of diluted income per common share excludes any potential conversion of warrants, options and employee participation shares that would increase income per share.

The following table sets forth the computation of basic and diluted income per share for the years ended December 31:

	2005	2004	2003
Numerator:
Net income from continuing operations	$7,784	$7,977	$4,671
Net (loss) income from discontinued operations	—	(61)	8,531
Net income	$7,784	$7,916	$13,202
Denominator:
Weighted-average number of common shares outstanding – basic	41,471,798	39,886,219	37,114,648
Weighted-average effect of dilutive securities:
Stock options	893,984	1,168,664	80,346
Weighted-average number of common shares outstanding - diluted	42,365,782	41,054,883	37,194,994

Basic income per share:
from continuing operations	$0.19	$0.20	$0.13
from discontinued operations	—	—	0.23
	$0.19	$0.20	$0.36
Diluted income per share:
from continuing operations	$0.18	$0.19	$0.13
from discontinued operations	—	—	0.23
	$0.18	$0.19	$0.36

8.             RESTRICTED CASH

In conjunction with the divestiture of DRAXIS Pharmaceutica to Shire (see Note 6), $976 of the cash proceeds were held in trust under an escrow agreement. The release of this amount was dependent upon whether or not claims by Shire were made to the Company, by certain dates, with respect to any breach of the representations and warranties made by the Company to Shire or any failure of the Company to perform its obligations under the divestiture agreement. In July 2005, the final installment was released from escrow.

9.             ACCOUNTS RECEIVABLE

	2005	2004
Trade	$16,410	$13,970
Allowance for doubtful accounts	(316)	(411)
Loans to employees	—	109
Income taxes and R&D tax credits	207	56
	$16,301	$13,724

10.          INVENTORIES

	2005	2004
Raw materials	$4,576	$5,491
Work-in-process	1,285	1,501
Finished goods	1,768	3,166
	$7,629	$10,158

11.          PROPERTY, PLANT AND EQUIPMENT

	2005	2004
Land	$2,424	$2,342
Building	17,157	15,884
Equipment	41,770	31,694
Assets under construction	3,498	8,264
	64,849	58,184
Accumulated depreciation	(19,197)	(14,327)
	$45,652	$43,857

Depreciation of property, plant and equipment from continuing operations was $4,200, $3,380 and $2,177, for the years ended December 31, 2005, 2004 and 2003, respectively.

12.          INTANGIBLE ASSETS

	2005
		Accumulated	Net Book
	Cost	Amortization	Value
Patents and trademarks	$457	$389	$68
Licenses	9,793	9,512	281
Other	215	165	50
	$10,465	$10,066	$399

	2004
		Accumulated	Net Book
	Cost	Amortization	Value
Patents and trademarks	$441	$331	$110
Licenses	9,453	8,899	554
Other	208	135	73
	$10,102	$9,365	$737

Amortization of intangible assets from continuing operations was $345, $1,077 and $1,110, for the years ended December 31, 2005, 2004 and 2003, respectively.

13.          ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2005	2004
Trade	$4,533	$5,944
Accrued liabilities	1,045	787
Employee related items	3,215	3,705
	$8,793	$10,436

14.          DEFERRED REVENUES

	2005	2004
(a) SpectroPharm product line	$10,522	$10,157
(b) Anipryl®	29,893	29,893
(c) Other	373	195
	40,788	40,245
Less: accumulated amortization	36,290	32,444
	4,498	7,801
Less: current portion	3,671	3,676
	$827	$4,125

Amortization of deferred revenues totalled $3,701, $5,495 and $6,811 for the years ended December 31, 2005, 2004, and 2003, respectively.

(a)           SpectroPharm Product Line

In May 2000, the Company entered an arrangement with GlaxoSmithKline Consumer Healthcare (“GSK”), formerly Block Drug Company (Canada) Limited, with respect to the Company’s SpectroPharm line of dermatology products, which included the sale of product rights to GSK in exchange for a non-refundable fee, the acquisition of inventory on hand, a supply agreement and a technical services arrangement. As a result of the Company’s ongoing obligations to GSK pursuant to this arrangement, the $8,169 of net proceeds from the sale of the product rights have been deferred and have been recognized as revenue on a straight-line basis over the period to January 31, 2005.

(b)           Anipryl®

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

Under the amended arrangement, the Company is not entitled to receive any additional non-refundable fees. The $28,090 in non-refundable fees already received from Pfizer have been deferred and are being recognized as revenue on a straight-line basis over the period to December 31, 2006.

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

15.          CREDIT FACILITIES

During 2004, the Company completed the arrangement of new credit facilities with its bankers, the National Bank of Canada, to replace all existing facilities at the subsidiary level as follows:

•                       CDN$15 million or US$equivalent operating facility payable within 364 days upon drawing upon the facility. The operating facility can be extended by one year upon agreement with the lender. As at December 31, 2005, no amount was drawn under this facility.

•                       CDN$10 million or US$equivalent term facility, repayable in full at the end of the term (June 2007). As at December 31, 2005, no amount was drawn under this facility.

Interest under the credit facilities (both term and operating) is based on the bank’s prime lending rate provided the Company meets certain ratios, which as at December 31, 2005, were met.

These facilities expire in June 2007.

Amounts drawn under both credit facilities are secured by specific assets of DRAXIS Specialty Pharmaceuticals Inc., and shares and guarantees of certain other subsidiaries.

16.          OTHER LIABILITIES

In connection with the discontinuance of the brachytherapy product line, the Company recorded in selling, general and administration expenses an amount of $457, of which $252 is payable in quarterly installments of $19 with the first payment on April 30, 2006 and the final payment on January 31, 2010.

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

18.          SHAREHOLDERS’ EQUITY

(a)           Common Share Offering

On April 22, 2004, the Company closed its offering of 3,053,436 units at a price of $4.82 (CDN$6.55) per unit for proceeds net of related expenses of $13,385 (CDN$18,213). Each unit consists of one common share of the Company and one-half of one share purchase warrant. Each whole warrant will entitle the holder to acquire one common share of the Company at a price of CDN$8.50 at any time prior to April 24, 2006. Included as a component of shareholders’ equity is $916, which represents the fair value of the warrants issued. The fair value of the warrants was determined based on the price of the offering using the Black-Scholes option model.

(b)           Stock Repurchase Program

On December 8, 2005, the Board of Directors of the Company authorized the repurchase for cancellation of up to 3,522,530 of its common shares through a Normal Course Issuer Bid (the “Issuer Bid”), which represented 10% of the public float on December 6, 2005.  In accordance with the rules of TSX such purchases may be made beginning on December 15, 2005 and ending no later than December 14, 2006.

During 2005, 75,600 shares had been repurchased and cancelled at an average price of $4.37 for total consideration of $331. The excess of $176 over the stated capital of the acquired shares was deducted from additional paid-in capital.

19.          STOCK-BASED COMPENSATION PLANS

(a)           Stock Option Plan

On February 3, 1988, the shareholders approved a stock option plan to permit the Board of Directors to grant options to purchase common shares to directors, officers, employees and arm’s length consultants of the Corporation and subsidiaries so as to link corporate compensation to enhanced shareholder value. The Board of Directors determines the price per common share; the number of common shares which may be allotted to each designated director, officer, employee or arm’s length consultant; the period during which any option may be exercised; and all the terms and conditions of the option in accordance with the applicable requirements of any relevant regulatory authority or stock exchange. The options are exercisable for a period not exceeding 10 years from the date of the grant and generally options vest one third on each of the first, second and third anniversaries of grant.

The maximum number of options for issuance under the stock option plan is 7,500,000. The Board of Directors has adopted a guideline limiting the aggregate number of common shares that can be issued at any point in time, either through the exercise of options or the conversion of employee participation shares, to 13% of the Company’s outstanding common shares. As at December 31, 2005 the aggregate number of shares issuable pursuant to outstanding options represented 6.4% (2004 – 6.7%) of the outstanding common shares.

The following is a summary of the maximum number of common shares issuable pursuant to outstanding stock options and available for future issuance:

	Outstanding			Available for issuance
	2005	2004	2003	2005

Balance, beginning of year	2,753,232	3,097,942	3,314,109	1,177,894
Increase (decrease) resulting from:
Granted	565,000	360,000	775,000	(565,000)
Exercised	(648,279)	(609,177)	(240,334)	—
Cancelled	(17,333)	(80,333)	(255,000)	17,333
Expired	—	(15,200)	(495,833)	—
Balance, end of year	2,652,620	2,753,232	3,097,942	630,227

Exercisable at December 31	1,501,898	1,721,565	1,911,331

Weighted-average exercise price of options:
Outstanding, end of year	CDN$3.94	CDN$3.41	CDN$3.25
Exercisable, end of year	CDN$3.65	CDN$3.40	CDN$3.39
Granted	CDN$5.79	CDN$4.67	CDN$2.42
Exercised	CDN$3.07	CDN$3.37	CDN$3.23
Cancelled and Expired	CDN$5.06	CDN$3.03	CDN$3.28

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price

CDN$2.01 - $2.50	572,995	5.37	CDN$2.36	194,772	CDN$2.35
CDN$2.51 - $3.00	45,833	6.31	$2.70	8,333	$3.00
CDN$3.01 - $3.50	360,000	0.77	$3.14	346,667	$3.14
CDN$3.51 - $4.00	627,125	0.94	$3.73	627,125	$3.73
CDN$4.01 - $4.50	220,000	2.14	$4.25	136,667	$4.22
CDN$4.51 - $5.00	200,000	4.36	$4.70	56,667	$4.70
CDN$5.01 - $6.65	626,667	5.27	$5.76	131,667	$5.38
	2,652,620	3.36	CDN$3.94	1,501,898	CDN$3.65

(b)           Deferred Share Unit Plan

Under the Company’s Deferred Share Unit Plan, members of senior management can elect to receive up to 20% of base salary and up to 100% of any bonus payable in respect of that year in deferred share units (“DSUs”) in lieu of cash compensation. An election must be made by December 1 of each year in respect of base salary and bonus for the following year. The elected amount is converted to a number of DSUs equal to the elected amount divided by the closing price of the common shares on TSX or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year. Participants are not entitled to receive any DSUs until cessation of employment with the Company for any reason. The value of DSUs redeemable by the participants will be equivalent to the market value of the common share at the time of redemption. The DSUs must be redeemed no later than the end of the first calendar year commencing after the date of cessation of employment. The DSU liability is re-measured at the end of each reporting period based on the market price of the Company’s common stock. The net increase or decrease in the value of the DSUs is recorded as compensation cost included in selling, general and administration expense. During 2005, as a result of the change in the value of the DSUs, a recovery in the amount of $117 was recorded (2004 – $284 expense; 2003 – $378 expense). During 2005, 9,555 (2004 - nil; 2003 - 51,442) DSUs were issued, and none have been redeemed. In aggregate, as of December 31, 2005 there were 199,868 DSUs (2004 - 190,313; 2003 – 190,313) issued and outstanding.

20.          SEGMENTED INFORMATION AND MAJOR CUSTOMERS

Industry Segmentation

For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income. The segments, particularly operating segments, are identified as reporting segments based on the distinct management teams, customer base, production process and regulatory requirements of each. The Corporate segment includes revenues earned via royalties and milestones, inter-segment eliminations and corporate expenses. The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies.

	2005	2004	2003
PRODUCT SALES REVENUES
Radiopharmaceuticals	$19,290	$17,172	$14,564
Manufacturing	54,743	46,461	26,985
Corporate and Other	(1,044)	(1,940)	(1,014)
	$72,989	$61,693	$40,535
ROYALTY AND LICENSING REVENUES
Radiopharmaceuticals	$9	$—	$1,521
Manufacturing	—	—	—
Corporate and Other	6,435	7,627	7,137
	$6,444	$7,627	$8,658
TOTAL REVENUES
Radiopharmaceuticals	$19,299	$17,172	$16,085
Manufacturing	54,743	46,461	26,985
Corporate and Other	5,391	5,687	6,123
	$79,433	$69,320	$49,193
PRODUCT GROSS MARGIN
Radiopharmaceuticals	$11,593	$10,028	$8,631
Manufacturing	14,628	11,530	3,393
Corporate and Other	(68)	342	789
	$26,153	$21,900	$12,813
SELLING, GENERAL AND ADMINISTRATION EXPENSE
Radiopharmaceuticals	$4,660	$3,906	$2,944
Manufacturing	5,086	3,492	2,309
Corporate and Other	6,439	5,868	4,651
	$16,185	$13,266	$9,904
RESEARCH AND DEVELOPMENT EXPENSE
Radiopharmaceuticals	$2,103	$1,948	$1,594
Manufacturing	—	—	—
Corporate and Other	—	—	—
	$2,103	$1,948	$1,594
SEGMENT INCOME (LOSS)(1)
Radiopharmaceuticals	$4,839	$4,174	$5,614
Manufacturing	9,542	8,038	1,084
Corporate and Other	(72)	2,101	3,275
	$14,309	$14,313	$9,973
DEPRECIATION AND AMORTIZATION
Radiopharmaceuticals	$1,047	$949	$843
Manufacturing	3,105	2,417	1,448
Corporate and Other	393	1,091	996
	$4,545	$4,457	$3,287
OPERATING INCOME (LOSS)(2)
Radiopharmaceuticals	$3,792	$3,225	$4,771
Manufacturing	6,437	5,621	(364)
Corporate and Other	(465)	1,010	2,279
	$9,764	$9,856	$6,686

(1)    Segment income(loss) from continued operations before depreciation and amortization, financial expense, foreign exchange loss, other income, income taxes and minority interest.

(2)    Segment income (loss) from continuing operations before financial expense, foreign exchange loss, other income, income taxes and minority interest.

IDENTIFIABLE ASSETS
Radiopharmaceuticals	$12,340	$12,354	$11,424
Manufacturing	52,664	50,103	40,953
Corporate and Other	30,816	26,328	24,176
	$95,820	$88,785	$76,553

Geographic Segmentation	2005	2004	2003
REVENUES(3)
Canada	$39,026	$33,609	$22,755
United States	39,612	35,310	26,031
Other	795	401	407
	$79,433	$69,320	$49,193

(3)    Revenues are attributable to countries based upon the location of the customer.

LONG-LIVED ASSETS

Substantially all of the Company’s property, plant and equipment, goodwill and intangible assets are located in Canada.

Expenditures for Property, Plant and Equipment	2005	2004	2003
Radiopharmaceuticals	$461	$835	$383
Manufacturing	4,119	3,928	3,138
Corporate and Other	39	38	15
	$4,619	$4,801	$3,536

Product Sales Revenues By Major Product Groups	2005	2004	2003
Radiopharmaceuticals	$19,290	$17,172	$14,564
Manufacturing - Sterile	41,488	31,270	15,959
Manufacturing - Non-Sterile	13,255	15,191	11,026
Corporate and Other	499	22	986
Inter-segment eliminations	(1,543)	(1,962)	(2,000)
	$72,989	$61,693	$40,535

Major Customers	2005	2004	2003
Customer A	23.0%	20.0%	15.0%
Customer B	22.0%	18.0%	15.0%
Customer C	13.0%	17.0%	11.0%
	58.0%	55.0%	41.0%

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

The Company is committed under various contractual commitments requiring minimum annual payments as follows:

	Payment due by end of:
Contractual Obligations	Total	2006	2007	2008	2009	Thereafter
Operating leases	66	66	—	—	—	—
Service contracts	447	192	192	63	—	—
Milestone obligations	1,558	308	327	327	327	269
Total contractual obligations	2,071	566	519	390	327	269

All contractual obligations related to 2005 and 2004 were fully paid as of December 31, 2005 and December 31, 2004, respectively.

Agreement Pertaining to DRAXIS Pharma

All potential contingent payment obligations to SGF expired on April 22, 2005, in connection with the acquisition of the 32.7% interest in DRAXIS Pharma from SGF, with no further payment required.

Legal Proceedings

From time to time, the Company becomes involved in legal proceedings and claims which arise in the ordinary course of business.

The Company considers that the ultimate liability with respect to any known actions will not materially affect the business, financial position, results of operations or cash flows of the Company.

In July 2005, a claim was filed before the Ontario Superior Court of Justice against the Company together with other defendants alleging that Permax®, a drug that the Company distributed in Canada for a third party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”. The plaintiff is seeking to have this action certified as a class action. The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification. No amounts have been accrued in the accounts pursuant to the claim.

22.          RELATED PARTY TRANSACTION

Significant related party transactions and balances in the accompanying financial statements are as follows:

	2005	2004	2003
Rent paid to a company jointly controlled by a member of the Board of Directors included in selling, general and administration expenses	$123	$125	$130

The aforementioned transaction is in the normal course of operations, is measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, and has been fully paid as of the balance sheets date.

23.          FINANCIAL INSTRUMENTS

Fair Value

The fair values of cash, accounts receivable, accounts payable and accrued liabilities are equivalent to their carrying values because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

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