Form 20-F
period 2006-12-31
DRAXIS HEALTH INC /CN/
filed 2007-03-30
CIK 845802

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 20-F

(Mark One)

☐                                  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

☐                                  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐                                  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  0-17434

DRAXIS HEALTH INC.

(Exact name of Registrant as specified in its charter)

CANADA

(Jurisdiction of incorporation or organization)

6870 GOREWAY DRIVE, 2nd FLOOR, MISSISSAUGA, ONTARIO, CANADA  L4V 1P1

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
COMMON SHARES	NASDAQ Global Select Market
Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

(Title of Class)

               Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Shares – 41,522,138 common shares (as of 12/31/06)

               Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐   No  ☒

               If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

               Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

               Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒   No  ☐

               Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer  ☐          Accelerated filer  ☒          Non-accelerated filer  ☐

               Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17  ☐     Item 18  ☒

               If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐   No  ☒

i

Item 1.    Identity of Directors, Senior Management and Advisers

                Not Applicable

Item 2.    Offer Statistics and Expected Timetable

                Not Applicable

Item 3.    Key Information

                DRAXIS Health Inc. (“DRAXIS” or the “Company”) is a specialty pharmaceutical company providing products in three categories: sterile products, non-sterile products and radiopharmaceuticals.  Sterile products include liquid and freeze-dried (lyophilized) injectables and sterile ointments.  Non-sterile products are produced as solid oral, liquid and semi-solid dosage forms.  Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications.  In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development program for new products.  As of January 1, 2005, all of the operations of the Company are carried out through our wholly owned subsidiary DRAXIS Specialty Pharmaceuticals Inc., which operates two major divisions, DRAXIS Pharma (contract manufacturing) and DRAXIMAGE (radiopharmaceuticals).  Our operations are carried out at our sole manufacturing facilities located at 16751, Trans-Canada Highway, Kirkland, Québec, H9H 4J4, Canada (our “manufacturing facilities” or “facility”).  For the year ended December 31, 2006, 72.8% of our consolidated revenues were derived from DRAXIS Pharma (contract manufacturing) and 24.2% of our consolidated revenues were derived from DRAXIMAGE (radiopharmaceuticals).

                Our subsidiary Deprenyl Animal Health, Inc. (“DAHI”) receives licensing and royalty revenue related solely to ANIPRYL®, a companion animal health product.  It does not engage in any operations.

                Our registered and principal office is located at 6870 Goreway Drive, 2nd Floor, Mississauga, Ontario, L4V 1P1, Canada.

                Unless otherwise indicated herein, the information presented in this Annual Report (Form 20-F) is for the year ended December 31, 2006.

                The selected data set forth in the following table are expressed in U.S. dollars and in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).  All data presented below should be read in conjunction with, and is qualified in its entirety by, reference to our audited Consolidated Financial Statements and Notes thereto for the year ended December 31, 2006 which are included in this annual report.

Selected Five-Year Review

(in thousands of U.S. dollars except share related data)

	2006	2005	2004	2003	2002
Operations
Revenues
Product sales	83,545	72,989	61,693	40,535	30,338
Royalty and licensing	5,422	6,444	7,627	8,658	8,302
	88,967	79,433	69,320	49,193	38,640

Operating income	14,952	9,764	9,856	6,686	2,894

Income from continuing operations	11,547	7,784	7,977	4,671	3,020
(Loss) income from discontinued operations, net of tax	—	—	(61)	8,531	(834)
Net income	11,547	7,784	7,916	13,202	2,186

Basic income (loss) per share
- From continuing operations	$0.28	$0.19	$0.20	$0.13	$0.08
- From discontinued operations	—	—	—	0.23	(0.02)
	$0.28	$0.19	$0.20	$0.36	$0.06

Diluted income (loss) per share
- From continuing operations	$0.28	$0.18	$0.19	$0.13	$0.08
- From discontinued operations	—	—	—	0.23	(0.02)
	$0.28	$0.18	$0.19	$0.36	$0.06

Financial Position at December 31
Cash and cash equivalents	21,446	12,390	5,926	10,563	4,899
Total assets	105,962	95,820	88,785	76,553	67,951
Long-term debt	—	—	—	10,466	12,726
Common shareholders’ equity	92,415	81,628	69,920	41,647	20,227
Book value per common share	2.23	1.96	1.70	1.12	0.55

Share Information
Number of shares outstanding at end of year	41,522,138	41,588,005	41,015,326	37,297,817	37,098,690
Weighted-average number of shares - basic	41,592,507	41,471,798	39,886,219	37,114,648	36,981,985
Weighted-average number of shares - diluted	41,675,682	42,365,782	41,054,883	37,194,994	37,337,879

Overview

                This Annual Report (Form 20-F) contains forward-looking statements (within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) and information that are based on management’s beliefs, as well as assumptions made by and information currently available to management.  When used in this Annual Report (Form 20-F), the words “anticipate,” “estimate,” “forecast”, “plan”, “believe,” “expect,” “potential,” “intend,” “projected” “designed” and “should” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements necessarily make numerous assumptions with respect to: industry performance; general business, economic and regulatory conditions; access to markets and materials; and other matters, all of which are inherently subject to significant uncertainties and contingencies and many of which are beyond our control.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions made or factors considered in making a forward looking statement prove incorrect, actual results may vary materially from those anticipated, estimated or projected.  We believe that any of the following risk factors could cause our actual results to differ from those that may have been or may be projected in forward-looking statements made by us or on our behalf from time to time.  The forward-looking statements in this Annual Report (Form 20-F) are contained principally under Items 4 and 5.

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

                As of December 31, 2006, DRAXIMAGE had five regulatory submissions filed with European regulatory authorities: four with the Medicines Evaluation Board in the Netherlands and one with the Danish Medicines Agency.  The submission dates for these radiopharmaceutical products range from June 2003 to December 2004.  All of the approvals sought by DRAXIMAGE in Europe are for marketing authorizations through the mutual recognition procedure, which involves obtaining approval in one state (the “reference member state”) and recognition of that approval in other member states.  All of the approvals being sought by DRAXIMAGE in Europe are for radiopharmaceutical products already approved in Canada or the U.S.  Two of these five European submissions were for DRAXIMAGE’s kit for the Preparation of Technetium Tc-99m Albumin Aggregated Injection (MAA Kit) for which DRAXIMAGE received approval in one reference member state, the Netherlands, in February 2005 and for the Preparation of Technetium Tc-99m MethyleneDiphosphonic Acid Injection (MDP Kit) for which DRAXIMAGE received approval in one reference member state, the Netherlands, in March 2006.

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

                On February 2, 2007, DRAXIMAGE announced it had submitted an Abbreviated New Drug Application (“ANDA”) to the FDA for its generic kit for the preparation of Tc-99m Sestamibi for injection (DRAXIMAGE® Sestamibi), a nuclear medicine imaging agent used in myocardial perfusion imaging (“MPI”) to evaluate blood flow to the heart in patients undergoing cardiac tests.

                DRAXIMAGE manufactures approximately 65% of the active pharmaceutical ingredients that are used in the radiopharmaceutical products it manufactures.  The final products in which the active pharmaceutical ingredients are used are subject to regulation for safety and efficacy by the FDA, TPD and regulatory authorities in other jurisdictions, as the case may be.  All of the final products that DRAXIMAGE or DRAXIS Pharma manufactures must be approved by the FDA, TPD and the regulatory authorities in other jurisdictions, as the case may be, before they can be commercially marketed.  The process of obtaining regulatory clearance for marketing is uncertain, costly and time-consuming.  We cannot predict how long the necessary regulatory approvals will take or whether we or our customers for whom we manufacture products will ever obtain such approval for products.  To the extent that we and/or our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

                All products manufactured by us (including those manufactured for our contract manufacturing customers) have to comply with the current Good Manufacturing Practices (“cGMP”) imposed under the laws of the U.S., Canada and other jurisdictions, as well as the guidelines and policies of TPD, FDA and the regulatory authorities in other jurisdictions, as the case may be.  In addition, products containing radioactive isotopes will have to comply with the guidelines and regulations of the Canadian Nuclear Safety Commission in Canada and the United States Nuclear Regulatory Commission and other similar regulations in other countries.  Compliance with cGMP regulations requires us to expend time, money and effort on our production facilities and to maintain precise and extensive records and quality control to ensure that our products meet applicable specifications and other requirements. The FDA, TPD and other regulators may periodically inspect our drug manufacturing facilities to ensure compliance with applicable cGMP requirements.  In addition, our customers also periodically inspect our manufacturing facilities to ascertain compliance with cGMP requirements.  If we fail to comply with the cGMP requirements, we may become subject to possible regulatory action, and manufacturing at the facility could consequently be suspended, causing possible loss of profit, regulatory fines and third-party liability.  To date we have not been subject to any notice of material non-compliance.

                The FDA, TPD or other regulatory authorities may also require us to submit specific batches or lots of a particular product for inspection. If the product lot fails to meet applicable requirements, then the following actions might be taken: (i) restrict the release of the product; (ii) suspend manufacturing of the specific product lot; (iii) order a recall of the product lot; or (iv) order a seizure of the product lot.

                WE MAY NOT BE ABLE TO OBTAIN AND ENFORCE EFFECTIVE PATENTS TO PROTECT OUR PROPRIETARY RIGHTS FROM USE BY COMPETITORS, AND THE PATENTS OF OTHER PARTIES COULD REQUIRE US TO STOP USING OR TO ACQUIRE A LICENSE FOR CONDUCTING CERTAIN BUSINESS ACTIVITIES, AND OUR COMPETITIVE POSITION AND PROFITABILITY COULD SUFFER AS A RESULT.

                Our success depends, in part, on our ability to obtain, enforce and maintain patent protection for our radiopharmaceutical and ANIPRYL® technologies in Canada, the United States and other countries.  Patents for our radiopharmaceutical technologies have expiry dates ranging from November 2008 to December 2021.  Patents issued to our subsidiary DAHI for our ANIPRYL® technology, have expiry dates ranging from August 2010 to June 2016.  We cannot assure you that patents will be issued from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect our technology. In addition, we cannot assure you that any patents issued to or licensed by us will not be challenged, invalidated, infringed or circumvented, or that the rights granted under these patents will provide continuing competitive advantages to us.  The patent positions of pharmaceutical and biotechnology firms, including ours, are generally uncertain and involve complex legal and factual questions.  In addition, we do not know whether any of our current research endeavors will result in the issuance of patents in Canada, the United States or elsewhere, or if any patents already issued will provide significant proprietary protection or will be circumvented or invalidated.  Since patent applications in the United States and Canada are maintained in secrecy for at least 18 months from the date of filing, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we will be the first to create inventions claimed by pending patent applications or that we will be the first to file patent applications for such inventions.  Our failure to obtain patents for our products could negatively affect our competitive position.

                Our commercial success also depends in part on our not infringing patents or proprietary rights of others and not breaching the licenses granted to us.  In the event that we are found to have infringed other parties’ patents, licenses may not be available to us on terms that are commercially favorable or at all.  In addition, the degree of patent protection afforded to pharmaceutical or biotechnological inventions around the world is uncertain and varies significantly among different countries.  There can be no assurance that we will be able to license third-party technology or patents that we may require to conduct our business or that such technology or patents can be licensed at a reasonable cost. Failure by us or our collaborators or customers to license any technology or patents that we may need to commercialize our technologies or manufacture our products may result in delays in marketing our products or may impede our inability to proceed with the development, manufacture or sale of products requiring such licenses.

                We may be required to engage in litigation and other patent proceedings to enforce patents issued to us, to defend our right, title and interest in patents related to our products and to determine the scope and validity of other parties proprietary rights.  These proceedings can be costly, and if the outcome of any such proceedings is adverse to us, we could lose the right to sell some of our products or could be required to pay damages, which may be substantial.

                We also rely on unpatented trade secrets, improvements and know-how with respect to our contract manufacturing operations and all of our operations associated with our radiopharmaceutical kit business to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our customers, collaborators, employees and consultants.  These agreements could be breached, and we may not have adequate remedies for any breach. Further, our trade secrets could otherwise become known or be independently discovered by our competitors.

                ALTHOUGH WE CARRY PRODUCT LIABILITY INSURANCE, A SUCCESSFUL LIABILITY CLAIM COULD NEGATIVELY IMPACT OUR BUSINESS.

                We may be subject to liability claims by those who purchase our contract manufacturing services, for the use of any of our products under clinical development and the sale and use of any of our approved products.  Such claims may be made directly by customers, consumers, healthcare providers or pharmaceutical companies or others selling such products.  Although we believe that our insurance coverage is reasonably adequate to insulate us from potential product liability claims and we have not historically experienced any problems associated with claims by those who purchase our contract manufacturing services or users of our products under clinical development or that we manufacture, we cannot provide any assurance that we will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to this potential liability.  We may not be able to maintain or obtain additional commercially reasonable product liability insurance for any products approved for marketing and sale.  Even unsuccessful product liability claims could result in the expenditure of funds in litigation and the diversion of management time and resources and could damage our reputation and impair the marketability of our products, which could have a material adverse effect on our financial condition and results of operation.

                On July 22, 2005, we announced that, together with other defendants, we had received a Statement of Claim filed before the Superior Court of Justice of Ontario alleging that Permax®, a drug that we distributed in Canada for a third party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”.  The plaintiff is seeking to have this action certified as a class action.  We believe this claim against us is without merit and we intend to vigorously defend this proceeding and any motion for certification.  Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, our Canadian pharmaceutical sales and marketing division.  In July 2003, we sold the DRAXIS Pharmaceutica division to Shire BioChem Inc. (“Shire”).  As of December 31, 2006, there have been no developments in this action.

                IF THE MARKET DOES NOT ACCEPT OUR PRODUCTS CURRENTLY IN DEVELOPMENT, OUR BUSINESS COULD BE HARMED.

                There can be no assurance that any of our products currently in development or our recently approved products will achieve market acceptance.  The degree of market acceptance will depend upon a number of factors, including the receipt of regulatory approvals (generic and innovative products), the establishment and demonstration in the medical community of the clinical efficacy and safety of our products (innovative products), the establishment and demonstration of their potential advantages to existing and new diagnostic and treatment methods and the reimbursement policies of government and third-party payers and, most importantly, the launching of competing products by our competitors that become established prior to the launch of our products in development. There can be no assurance that physicians, patients, payers or the medical community in general will accept and utilize any existing or future products.

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

For example, in a press release dated March 27, 2006, we announced that although our product FIBRIMAGE® had met primary end points in its Phase III clinical trial in Canada, further market analysis had shown that new technologies had successfully captured the current deep venous thrombosis indications and there was no longer an economically interesting market opportunity at this time in either the at-risk asymptomatic patient, or those with symptoms.  We further indicated that we had decided that no significant further work would be conducted in the development of this product for its current indications but that other potential opportunities for this product would be explored.  In 2006, no other potential opportunities were uncovered.

We currently have other products in development such as INFECTON®, Technetium Generators and DRAXIMAGE® I-131 MIBG that could be exposed to this risk.

With respect to our radiopharmaceutical operations, we believe that the only radiopharmaceutical imaging products on the market at this time which may compete with DRAXIMAGE’s INFECTON® product under clinical development is LeukoScan®.  Immunomedics, Inc. (NASDAQ: IMMU) announced in January 2005 that it received Health Canada approval for the marketing and use of LeukoScan® for the detection of osteomyelitis.  However, according to Immunomedics, Inc.’s website, the product is not presently sold in Canada.  LeukoScan® is a murine monoclonal IgG antibody fab’ fragment labeled with Tc-99m.  We believe that INFECTON® would offer a more convenient alternative to white blood cell labelling currently used which uses a process of removing blood from a patient, isolating white blood cells in the patient’s blood, radiolabelling the white blood cells with an isotope such as Indium-111 or Technetium coupled with a carrier molecule and reinjecting the white blood cells into the patient.  INFECTON® is a radiolabeled imaging agent which is injected directly into the patient without the complexities associated with labelling the patient’s own white cells.

We also believe that AZEDRA™, being developed by Molecular Insight Pharmaceuticals, Inc. (“MIPI”) may compete with our DRAXIMAGE® I-131 MIBG product under clinical development.  AZEDRA™ has received Orphan Drug status and a Fast Track designation by the FDA.  According to information set forth in its website, MIPI is conducting a Phase I clinical trial with AZEDRA™ in adults at Duke University.  The initial target market for AZEDRA™ is the treatment of metastatic neuroendocrine tumours such as pheochromocytoma, carcinoid and neuroblastoma that are not amenable to treatment with surgery or conventional chemotherapy.  Metastatic tumours are tumours that spread to other organs or parts of the body.

With respect to our licensed technology, no significant competition for ANIPRYL® has been experienced to date in Canada or the United States from products approved for veterinary or human use.  However, there are other treatments available that have not been approved in Canada or the United States to treat canine Cushing’s disease, but which we believe may be being used off-label for canine Cushing’s disease: LYSODREN® (mitotane) by Bristol-Myers Squibb Co. (NYSE: BMY), which was approved for use in the treatment of human inoperable cancer of the adrenal gland, and NIZORAL® (ketoconazote) tablets by Johnson & Johnson, Inc., an anti-fungal medication, which was approved for the treatment of various internal and external fungal and yeast infections in humans.  We believe that human use selegiline used for the treatment of Parkinson’s disease, although not approved for veterinary use, may also compete with the use of ANIPRYL® in dogs.

WE DO NOT HAVE THE SAME AMOUNT OF RESOURCES AS SOME OF OUR COMPETITORS.

Many of our existing or potential competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than we do. In addition, many of these competitors have significantly greater experience in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining regulatory approvals, manufacturing and marketing such products.  Accordingly, our competitors may succeed in commercializing or manufacturing products more rapidly or effectively than we can.

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

DRAXIMAGE, our radiopharmaceuticals division, competes with the following companies that have significant radiopharmaceutical operations: Bristol-Myers Squibb Company, GE Healthcare, Mallinckrodt Inc., a division of Tyco Healthcare, CISBio, and Bracco SpA.  In addition, there are a number of companies that are developing and/or marketing other radiopharmaceutical products, including MDS Nordion Inc., Immunomedics, Inc., Cytogen Corporation, Biogen Idec Inc. and Molecular Insight Pharmaceuticals, Inc.

FAILURE OF ONE OF OUR CURRENT OR FUTURE CLINICAL TRIALS COULD HAVE A MATERIALLY NEGATIVE IMPACT ON OUR FUTURE PROSPECTS.

The development of new products is subject to a number of significant risks.  Potential products that appear to be promising in various stages of development may not reach the market for a number of reasons.  Such reasons include, but are not limited to, the possibility that the potential product will be found ineffective or unduly toxic during preclinical or clinical trials, fails to receive necessary regulatory approvals, will be difficult to manufacture on a large scale, will be uneconomical to market or not achieve market acceptance, will not qualify for third-party reimbursement, or will be precluded from commercialization by proprietary rights of third parties.  Certain products we are attempting to develop have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable.  Production of such products may require the development of new manufacturing technologies and expertise.  The impact on our business in the event that new manufacturing technologies and expertise would have to be developed is uncertain.  Many of our potential products will require significant additional research and development efforts and significant additional preclinical and clinical testing prior to any commercial use.  We cannot assure you that we will successfully meet any of these technological challenges or others that may arise in the course of product development.

Before obtaining regulatory approval for the commercial sale of any innovative product under development, we must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious.  In November 2006, we announced that DRAXIMAGE had received approval from the FDA to run two clinical trials using radioactive Iobenguane I-131 Injection (also known as I-131 MIBG) to treat high-risk neuroblastoma, a rare form of cancer that affects mostly infants and young children, one trial is a Phase II study and another is a Phase I study. As of December 31, 2006, our INFECTON® product had completed three Phase II trials in Canada, and the U.S.  A fourth Phase II trial was discontinued due to a change of market focus.  An expert panel, comprised of respected nuclear medicine specialists and microbiologists, was assembled and this expert panel reviewed the preliminary scientific and clinical data together with the outcome of the market research studies.  The role of the expert panel was to assess the results to date, review potential target markets, and advise DRAXIMAGE on the design of future clinical studies and appropriate indications.  The preliminary report of the expert panel recommended that the product be reformulated for orthopaedic-related indications and the assessment of such formulations is under way.  The results of preclinical studies and early-stage clinical trials may not be totally predictive of results obtained in larger late-stage clinical trials, and there can be no assurance that our clinical trials will demonstrate safety and efficacy, achieve regulatory approvals or result in marketable products.  A number of companies in the biotechnology and pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier clinical trials.

OUR PROFIT DEPENDS IN PART ON REIMBURSEMENT POLICIES AND REGULATIONS OF GOVERNMENT HEALTH ADMINISTRATION AUTHORITIES, PRIVATE HEALTH INSURERS AND OTHER ORGANIZATIONS.

The business and financial condition of pharmaceutical companies will continue to be affected by the efforts of governments and third-party payers to contain or reduce the costs of healthcare through various means.  For example, in certain markets, pricing or profitability of pharmaceutical products, medical devices and diagnostic products is subject to government control.  In Canada, the Patented Medicine Prices Review Board (“PMPRB”) monitors and controls prices of patented drug products marketed in Canada.  The PMPRB may assert jurisdiction over our products under development which may limit the prices that can be charged for such products in Canada.  We may not be able to obtain prices for our products under development that will make them commercially viable exclusively in Canada.  In the United States there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar pricing controls by government.  In addition, the emphasis on managed healthcare in the United States has increased and will continue to increase the pressure on pharmaceutical pricing.  While we cannot predict whether such legislative or regulatory proposals will be adopted or the effects such proposals or managed healthcare efforts may have on our business, the announcement of such proposals or efforts could have a material adverse effect on the market price of our securities and, if adopted, on our business and financial condition and that of our current and prospective customers.  Accordingly, our ability to establish strategic alliances may be adversely affected.  In addition, in Canada, the United States and elsewhere, sales of prescription pharmaceutical products and radiopharmaceutical products are dependent, in part, on the availability of reimbursement to the consumer from third-party payers, such as government and private insurance plans.  Third-party payers are increasingly challenging the prices charged for medical products and services.  To the extent we succeed in bringing new products to market, we cannot assure you that these products will be considered cost-effective and that reimbursement to consumers will be available or will be sufficient to allow the sale of these products on a competitive basis.

                Risks Related to our Company

WE ONLY HAVE ONE MANUFACTURING FACILITY AND FACTORS BEYOND OUR CONTROL COULD CAUSE AN INTERRUPTION IN OUR MANUFACTURING OPERATIONS, WHICH WOULD ADVERSELY AFFECT OUR REPUTATION IN THE MARKETPLACE AND OUR RESULTS OF OPERATIONS.

All of our manufacturing facilities are located in the same location in Kirkland, Québec.  To succeed, we must be able to operate our manufacturing facilities without significant interruption and deliver radiopharmaceutical and contract manufacturing products in a timely manner. We could suffer an interruption in our manufacturing operations caused by damage from a variety of sources, many of which are not within our control, including fire, flood, earthquake and other natural disasters; power loss and telecommunication failure; disruption to transportation systems; major equipment or machinery failure; software and hardware errors, failures or crashes and similar disruptions; or undue delays or restrictions with air transport systems and cross-border shipments. Any significant interruptions in our manufacturing operations or our ability to deliver time-sensitive products would damage our reputation in the marketplace and have a negative impact on our results of operations.  For example, during the third quarter of 2005, DRAXIS Pharma, our contract manufacturing operating division, extended its regularly scheduled summer shutdown period at the beginning of the third quarter in the sterile area of our manufacturing facility, in order to correct an electrical panel failure and make associated repairs.  The revalidation of the entire sterile area following these repairs and the related recalibration of production schedules due to this interruption had material financial implications which negatively affected third and fourth quarter 2005 results.  As a further example, if there were a cessation of flights leaving Canada for the U.S., then the radiopharmaceutical products manufactured by DRAXIMAGE, which are delivered in part via airplanes, could not be delivered to customers on a timely basis and our products would be harmed due to their short shelf-life.  Also, if there were a prolonged loss of hydroelectric power at our sole manufacturing facility, then the manufacturing of our products may be impaired because we may not have sufficient back-up electrical power from independent generators for the duration of the hydroelectric interruption.  Although we believe that we carry adequate property and business interruption insurance, we cannot assure you that we will be able to maintain such insurance coverage at a reasonable cost or in sufficient amounts to protect us against all potential eventualities.

IF OUR COLLABORATIVE AND COMMERCIAL RELATIONSHIPS WITH THIRD PARTIES ON WHOM WE RELY ARE UNSUCCESSFUL, OUR BUSINESS MAY SUFFER.

To be successful, we must continually establish and maintain strategic or key relationships with other companies or organizations in a number of biotechnology and pharmaceutical industry segments.  This is critical to our success because such relationships enable us to extend the reach of our products and sales in various jurisdictions, generate additional revenue and develop and deploy new products in various marketplaces.  Entering into strategic relationships is complicated, as some of our current and future strategic partners may decide to compete with us in some or all of the markets in which we operate or refuse to fulfill or honor their contractual obligations to us.  In addition, our relationships with customers always require us to manufacture products in accordance with their specifications that are issued to us from time to time.  If we are unable to meet our customers’ specifications, our strategic relationships would be harmed.  We currently have strategic relationships with our three largest customers (i) Genzyme Corporation (“Genzyme”) to manufacture Hectorol® Injection, (ii) GlaxoSmithKline Inc. (“GSK”) to supply it with established sterile products marketed by GSK in multiple international markets and a prescription sterile injectable product for the U.S. market, and (iii) Johnson & Johnson, Inc. (“J&J”) (prior to December 20, 2006, Pfizer Consumer Healthcare, a division of Pfizer Canada, Inc.), that covers several non-prescription products for the Canadian market, including Polysporin®, Sudafed®, Actifed® and Zincofax®.  We also have a key relationship with Cardinal Health 414, Inc. with respect to our Iodine I-131 kits, MAA, DTPA and MDP products sold in the U.S.

A SIGNIFICANT PORTION OF OUR BUSINESS IS DEPENDENT ON A SMALL NUMBER OF KEY CUSTOMERS.

For the year ended December 31, 2006, our three largest customers, Genzyme, GSK and J&J (prior to December 20, 2006, Pfizer Consumer Healthcare, a division of Pfizer Canada, Inc.), represented 56% of our consolidated revenues (23%, 23% and 10% respectively). The termination by any of these customers of its relationship with us would have a material adverse effect on our business, financial condition and results of operations unless we could replace these customers in a timely fashion.

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

We have in place facilities and procedures designed to reduce and, to the extent possible, eliminate the risk of environmental contamination resulting from the processing of raw materials and, more specifically, from the radiopharmaceutical business of DRAXIMAGE and the contract manufacturing business of DRAXIS Pharma.  We also have in place regular maintenance programs to ensure continued compliance with all applicable health and safety, environmental and nuclear safety regulations.  We believe that the operations at our manufacturing facilities comply in all material respects with applicable health and safety, environmental and nuclear safety laws.  As of December 31, 2006, we have not received any notice stating that we are not in compliance with any such legislation applicable to us.

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

OUR BUSINESS COULD BE HARMED IF THERE WERE A DISPUTE OR DISRUPTION WITH OUR UNIONIZED EMPLOYEES.

The products manufactured by DRAXIS Pharma represent a significant amount of our consolidated revenues.  For the year ended December 31, 2006, 72.8% of our consolidated revenues were derived from DRAXIS Pharma.  Although a collective agreement with a five-year term to April 30, 2008 between DRAXIS Pharma and the United Food & Commercial Workers International Union, Local 291 (AFL-CIO) was ratified in February 2004, we cannot assure you that future labor difficulties will not arise, and if they did arise then the production and delivery of those products manufactured by DRAXIS

Pharma would be impaired for the duration of those labor difficulties and those products manufactured by DRAXIMAGE may also be impaired if access to our sole manufacturing facilities is hindered by these labor difficulties.

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

OUR FINANCIAL RESULTS MAY FLUCTUATE, AND OUR FUTURE REVENUE AND PROFITABILITY ARE UNCERTAIN.

Our ability to achieve and maintain profitability in the foreseeable future depends on the commercial success of our products and services.  Because we have recently launched new products in new markets such as our Sodium I-131 Capsules USP, Diagnostic Oral in the U.S., revenues are difficult to predict and may fluctuate substantially from period to period.  In addition, product development programs will require substantial additional investment, including the cost of clinical trials for innovative products (such as the costs of our clinical trials for DRAXIMAGE® I-131 MIBG and INFECTON®), obtaining additional regulatory approvals, if necessary, and marketing and sales expenses associated with potential new product introductions such as DRAXIMAGE® Sestamibi for which we filed an ANDA with the FDA in February 2007.  Our sole manufacturing facilities will continue to require capital investment in order to maintain, upgrade and expand their operations.  The success of DRAXIMAGE and DRAXIS Pharma will rely significantly on the ability of both divisions to maintain and to substantially increase their manufacturing capabilities to satisfy customer demand.  There can be no assurance that, or when, we will successfully develop, receive regulatory approvals for, or manufacture or market any new products for our own marketing purposes or for third parties.  DRAXIS Pharma may fail to renew its existing manufacturing contracts.  DRAXIS Pharma may fail to secure sufficiently lucrative new third-party manufacturing contracts to increase its profitability.  In addition, DRAXIS Pharma may lose anticipated volumes of products if the customers for whom it manufactures said products do not receive required approvals for the commercial sale of same.  DRAXIS Pharma may also lose anticipated volumes of existing products if its customers lose market share for products due to decreased demand for said products.  DRAXIMAGE may fail to increase its market penetration of its radioactive products, particularly in the U.S.  DRAXIMAGE may also fail to increase its international sales of its key Tc-99m kits and Iodine I-131 products, particularly in Europe, if it does not receive approvals to market said products.  DRAXIMAGE may not receive timely approval of its DRAXIMAGE® Sestamibi product.

The research, development, production and marketing of new products will require the application of considerable technical and financial resources by us and our customers, while revenues that are generated by such products, if successfully developed and marketed, may not be realized for several years.  We may not be able to sustain current and planned levels of profitability.  We may require external financing to complete certain aspects of our three-year strategic plan, and external sources of capital may not be available to us at an acceptable cost, if at all.

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

                WE ARE EXPOSED TO EXCHANGE RATE FLUCTUATIONS WHICH COULD NEGATIVELY AFFECT OUR BUSINESS.

                A substantial portion of our consolidated revenues are now, and are expected to continue to be, realized in U.S. dollars.  Our operating expenses are primarily paid in Canadian dollars.  We may be adversely affected by a significant and rapid strengthening of the Canadian dollar against the U.S. dollar, should the Canadian dollar rise in value compared to the U.S. dollar by more than 10 cents.  We do not currently use derivative instruments to hedge our foreign exchange risk and currently have no plans to do so in the near future.  For fiscal year 2006, U.S. dollar revenue accounted for approximately 53.8% of the Company’s consolidated revenue.  During this same period, the value of the U.S. dollar versus the Canadian dollar strengthened by 0.2% from January 1, 2006 to December 31, 2006.  As a result, in 2006 we had to charge to income $282,000 due to foreign exchange translation gain related to the strengthening of the U.S. dollar.

                IF WE LOSE THE SERVICES OF KEY PERSONNEL, WE MAY BE UNABLE TO REPLACE THEM, AND OUR BUSINESS COULD BE NEGATIVELY AFFECTED.

                Our success depends on the retention of principal members of our management staff, including Dr. Martin Barkin (Chief Executive Officer and President), Mr. Dan Brazier (Chief Operating Officer), Mr. Jean-Pierre Robert (President, DRAXIMAGE division) and Mr. John Durham (President, DRAXIS Pharma division) and on our ability to continue to attract, motivate and retain additional key personnel.  We have employment agreements with all our key management, with no fixed terms of duration.  We have key man insurance on the lives of Dr. Martin Barkin, Mr. Jean-Pierre Robert and Mr. John Durham.  The market for retaining and obtaining such key personnel is intensely competitive, and the loss of the services of key personnel or the failure to recruit necessary replacement and additional personnel in a timely manner could materially and adversely affect operations.

                ALTHOUGH WE CONSIDER THE COMPANY TO HAVE GOOD DEFENSES TO SUCH ACTIONS, SHOULD THE CURRENT LAWSUITS AGAINST US SUCCEED, WE COULD INCUR A SUBSTANTIAL LOSS.

                In 1998, a Canadian legal proceeding was launched against us and our subsidiary DAHI by a former consultant, Jozsef Knoll, claiming royalty entitlements based on the net profit from sales of ANIPRYL®.  Total damages claimed are $100 million, including a claim to certain shares of DAHI. However, the plaintiff has taken no steps in the last seven years to move the claim forward.  While we believe that we have good defenses to the Knoll proceeding, this dispute may not be resolved in our favor, if it is pursued.  It is possible that a court or arbitration tribunal may find us to be in breach of certain agreements, or infringing validly issued patents of third parties or practicing the intellectual property of others.  In that event, in addition to the cost of defending the underlying proceeding, we may have to pay license fees, additional royalties and/or damages and may be ordered to assign certain ANIPRYL®-related patents and be prohibited from conducting certain activities.  Under such circumstances, we could incur substantial loss and our business could be negatively affected.

                On July 22, 2005, we announced that, together with other defendants, we had received a Statement of Claim filed before the Superior Court of Justice of Ontario alleging that Permax®, a drug that we distributed in Canada for a third party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”.  The plaintiff is seeking to have this action certified as a class action.  We believe this claim against us is without merit and we intend to vigorously defend this proceeding and any motion for certification.  Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, our Canadian pharmaceutical sales and marketing division.  In July 2003, we sold the DRAXIS Pharmaceutica division to Shire. As of December 31, 2006, there have been no developments in this action.

                Risks Related to our Common Shares

                OUR COMMON SHARE PRICE HAS BEEN, AND IS LIKELY TO CONTINUE TO BE, VOLATILE.

                The market prices for the securities of smaller pharmaceutical and biotechnology companies, including ours, have historically been volatile, and the market has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.  For the last two fiscal years, the price of our stock has ranged from a low of $3.90, to a high of $5.84 on NASDAQ (CDN$4.32 to CDN$7.05 on the Toronto Stock Exchange).  We believe that in the first half of 2006 the volatility in the share price and volumes of shares traded was impacted by financial results that differed from market expectations as a continuing result of the extended shutdown in 2005 of production of sterile products at DRAXIS Pharma.  We believe that the appreciation of the share price and volumes of shares trading in the second half of 2006 occurred as a result of improved financial results that came closer to market expectations and a growing recognition of the potential value of new products in development.  We believe that the extended shutdown of production at DRAXIS Pharma for sterile products in 2005 and the resulting financial results that differed from market expectations were the most prominent factors that impacted the volatility in the share price and the volumes traded in that year.

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

Item 4.    Information on the Company

                DRAXIS is a specialty pharmaceutical company providing products in three categories: sterile products, non-sterile products and radiopharmaceuticals.  Sterile products include liquid and freeze-dried (lyophilized) injectables and sterile ointments.  Non-sterile products are produced as solid oral, liquid and semi-solid dosage forms.  Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications.  In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development program for new products.  As of January 1, 2005, all of the operations of the Company are carried out through our wholly owned subsidiary DRAXIS Specialty Pharmaceuticals Inc., which operates two major divisions, DRAXIS Pharma (contract manufacturing) and DRAXIMAGE (radiopharmaceuticals).  For the year ended December 31, 2006, 72.8% of our consolidated revenues were derived from DRAXIS Pharma (contract manufacturing) and 24.2% of our consolidated revenues were derived from DRAXIMAGE (radiopharmaceuticals).

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

                DRAXIS has emerged from a transitional phase of its development.  In past years, we were reliant on income earned from ANIPRYL®.  For the year ended December 31, 2006, our collaboration agreement with Pfizer Inc. with respect to ANIPRYL® represented 5.2% of our consolidated revenues which represented the majority of our income from royalties and licensing.

                The common shares of DRAXIS are listed on the Toronto Stock Exchange (ticker symbol DAX) and on NASDAQ (ticker symbol DRAX).  The shares of DRAXIS have been included in the NASDAQ Healthcare Index® (symbol: IXHC) since July 27, 2005 and the NASDAQ Global Select MarketSM since July 3, 2006.

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

Beginning in 1990, we expanded our scientific knowledge of selegiline through contract research arrangements, to use with companion animal.  This ultimately resulted in the formation of our subsidiary DAHI, through which we developed and commercialized a companion animal health product, ANIPRYL®.

In 1991, we began to invest in the applications of aminolevulinic acid photodynamic therapy, which resulted in the formation of a subsidiary, DUSA Pharmaceuticals, Inc. (“DUSA”).  Through a series of transactions from 1991 to 1996, we divested all of our interest in DUSA.

By late 1992, we faced considerable uncertainty due to the impending threat of generic competition for ELDEPRYL®, which, at that time, still accounted for almost 100% of our consolidated revenues.  Faced with this as well as other business challenges, in 1992 we began the process of recruiting new senior management to develop and implement a new strategic business plan for the Company to (i) address the generic threat to our lead drug by expanding and diversifying our established Canadian pharmaceuticals franchise; (ii) strengthen our financial position; and (iii) diversify from our historical Canadian base through the acquisition of niche pharmaceutical products and/or manufacturing-oriented businesses with international growth potential.

In 1993, the leadership of the Company changed with the appointment of Dr. Martin Barkin as President and Chief Executive Officer.  Several measures were taken to strengthen our financial position and to address the threat of generic competition for Eldepryl®, including (i) expanding and diversifying our established Canadian pharmaceutical business, and (ii) diversifying our product mix through the acquisition of niche pharmaceutical products which the Company believed had the potential for global growth.

In April 1996, a public offering of 3,000,000 common shares generated net proceeds of $8.5 million.  In November 1996, we acquired the shares of DAHI that we did not previously own through a mandatory share exchange transaction valued at $17.4 million.

In July 1997, we acquired from Merck Frosst Canada Inc. its radiopharmaceutical business, which became DRAXIMAGE Inc. (since January 1, 2005, known as DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc.).

In December 1997, we licenced the worldwide marketing rights for Anipryl® to Pfizer but retained manufacturing rights for the product.  Cumulatively to December 31, 2006 $45.5 million has been received in upfront and milestone payments, royalties and royalty-related payments from Pfizer.

In May 1998, we acquired our current manufacturing facility in Kirkland, Québec for $11.1 million.

During the period of 1998 to 2000, we undertook a capital expansion plan, adding our lyophilization and our radiopharmaceutical operations. Our operations subsequently expanded over the following two years to support of our new contract manufacturing and radiopharmaceutical business, respectively.  In 2000, we sold a 34.1% equity interest in DRAXIS Pharma Inc. (since January 1, 2005 know as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) to SGF Santé Inc. (“SGF”) and DRAXIS Pharma senior management to help finance the lyophilization expansion at our facilities.

In 2000, we also divested our dermatology product lines to Block Drug Company (Canada) Limited (now part of GlaxoSmithKline Consumer Healthcare).

In 2001, we began producing DRAXIMAGE products in our facilities and in-licenced the rights for INFECTON® from BTG International Limited for Canada, the U.S., South America and Europe.  We also launched BrachySeed® I-125 and initiated production of Bracco Diagnostic Inc.’s Sodium Iodide I-131 radiotherapy capsules.

In 2001, DRAXIS Pharma signed a long term supply agreement to manufacture several GSK products for multiple international markets.

In 2003, we launched a new radiotherapeutic Iodine I-131 kit in the U.S. for the treatment of thyroid cancer and hyper-thyroidism and received $6.5 million from affiliates of Elan Corporation, plc (“Elan”) for the return of Canadian rights for several neurology products.

In July 2003, we also sold DRAXIS Pharmaceutica, our Canadian sales and marketing division, to Shire BioChem Inc. for $9.6 million in cash plus up to $2-9 million in market driven contingent milestones.

On April 22, 2004, we issued 3,053,436 units of the Company at a purchase price of $4.82 (CDN$6.55) per unit, for aggregate proceeds net of related expenses of $13.4 million (CDN$18.2 million).  Each unit consists of one common share of DRAXIS and one-half of one share purchase warrant.  Each whole warrant entitled the holder to acquire one common share of DRAXIS at a price of CDN$8.50 at any time prior to April 24, 2006.  The warrants are transferable. Holders of warrants do not, as such, have any voting rights or other right attaching to the common shares until the warrants are properly exercised and common shares issuable upon the exercise of the warrants are issued.  All warrants expired unexercised on April 24, 2006.

On April 22, 2004, DRAXIS acquired SGF’s 32.7% interest in DRAXIS Pharma for cash consideration of $9.6 million (CDN$13 million).  DRAXIS used part of the proceeds from the offering completed in April 2004 to pay for the acquisition and to repay $3.1 million (CDN$4.2 million) in debt owed by DRAXIS Pharma to SGF and $1.7 million (CDN$2.3 million) in debt owed by DRAXIS Pharma to Investissement Québec.  The DRAXIS Pharma senior management interest was also bought so that the Company became the sole shareholder of DRAXIS Pharma.

In June 2004, we negotiated new credit facilities with our bankers, the National Bank of Canada, providing an operating facility of CDN$15 million (or U.S. equivalent), payable within 364 days of drawing upon the facility and a term facility of CDN$10 million (or U.S. equivalent), repayable in full in three years.  As at December 31, 2006, no amount was drawn on either facility.

In November 2004, we received FDA approval for a DRAXIMAGE® brand of Iodine-131 therapeutic capsules.

In December 2004, we repaid all of our third-party debt.

As of January 1, 2005, we amalgamated our two wholly-owned subsidiaries, DRAXIS Pharma Inc. and DRAXIMAGE Inc., to achieve certain business and tax efficiencies.  The amalgamated subsidiary, called DRAXIS Specialty Pharmaceuticals Inc., continues to conduct business as two divisions, DRAXIS Pharma (contract manufacturing) and DRAXIMAGE (radiopharmaceuticals), and serves as our operating arm.

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

In January 2006, we announced we had received approval from the FDA for our supplemental drug application for Sodium Iodide I-131 Capsules USP, Diagnostic-Oral.  We began selling these capsules in the U.S. in May 2006.

In March 2006, we provided an update on DRAXIMAGE’s research and product development strategy.  We indicated that in the near term of one to three years DRAXIMAGE would focus on currently marketed significant radiopharmaceutical and imaging products whose patents have expired or are close to expiring and, in particular, sestamibi injection (for cardiac imaging).  We also announced that a major opportunity under development by DRAXIMAGE was the production and distribution of a “next generation” version of a Technetium Generator, which is the source of Tc-99m in virtually every radiopharmacy.  We indicated that for the medium term, in a three to five year horizon, the highest priority opportunity being pursued by DRAXIMAGE was the continued development of INFECTON®.  We also announced that although our product FIBRIMAGE® had met primary end points in its Phase III clinical trial in Canada, further market analysis had shown that new technologies have successfully captured the current deep venous thrombosis indications and that there was no longer an economically interesting market opportunity at the time in either the at-risk asymptomatic patient, or those with symptoms.  We further indicated that we had decided that no significant further work would be conducted in the development of this product for its current indications but other potential opportunities for this product would be explored.  In 2006, no other potential opportunities were uncovered.

In November 2006, DRAXIMAGE was approved by the FDA to run two clinical trials using radioactive Iobenguane I-131 Injection (also known as 131 I-Metaiodobenzylguanidine or I-131 MIBG) to treat high risk neuroblastoma, a rare form of cancer that affects mostly infants and young children.

Recent Developments

In February 2007, DRAXIMAGE announced it had submitted an ANDA to the FDA for its generic kit for the preparation of Tc-99M Sestamibi for Injection (DRAXIMAGE® Sestamibi), a nuclear medicine imaging agent used in myocardial perfusion imaging (MPI) to evaluate blood flow to the heart in patients undergoing cardiac tests.

For information concerning the Company’s capital expenditures and methods of financing, please see Item 5: Operating and Financial Review and Prospects.

Business Strategy

We believe that both DRAXIMAGE and DRAXIS Pharma have significant long-term growth potential and have invested considerable financial and management resources in developing these businesses.

Our general business strategy is to:

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

•                  DRAXIS has established a growing franchise in the highly differentiated radiopharmaceutical segment with a portfolio of 33 currently marketed products plus innovative proprietary products in various stages of development, including DRAXIMAGE® Sestamibi for which DRAXIMAGE filed an ANDA with the FDA in February 2007.  In addition to our radiopharmaceutical platform, our expanding lyophilization capability positions us to offer new services to customers and to take advantage of growth opportunities in contract manufacturing.

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

Our primary operational focus for 2007 continues to be: (i) improving near-term financial and operational performance of our radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining additional regulatory approvals; and (ii) securing and advancing our base for long-term growth through the development of our existing product pipeline as well as identifying new business opportunities that are consistent with our capabilities and that contribute to the long-term value of the Company.

Consistent with this strategic focus, we divested our dermatology product lines in 2001 and in 2003 completed the sale of our prescription pharmaceutical sales and marketing business, DRAXIS Pharmaceutica.  We also realigned our senior management responsibilities in 2003 to focus on our core businesses. In 2005, we created the position of Chief Operating Officer to provide executive oversight to our core operating businesses and established a new management team for our DRAXIMAGE business unit.

The following is a description of the principal markets in which we operate and a breakdown of total revenues by segment and geographic market for the three most recent financial years (1):

Geographic Segmentation	2006	2005	2004
REVENUES(2)
Canada	$39,891	$39,026	$33,609
United States	47,900	39,612	35,310
Other	1,176	795	401
	$88,967	$79,433	$69,320

(1)          See Note 19 in our 2006 Consolidated Financial Statements and Notes beginning on page F-1

(2)          Revenues are attributable to countries based upon the location of the customer.

Product Sales Revenues
By Major Product Groups	2006	2005	2004
Radiopharmaceuticals	$21,508	$19,290	$17,172
Manufacturing - Sterile	51,529	41,488	31,270
Manufacturing - Non-Sterile	13,202	13,255	15,191
Corporate and Other	295	499	22
Inter-segment eliminations	(2,989)	(1,543)	(1,962
	$83,545	$72,989	$61,693

Our two main operating businesses, radiopharmaceuticals and contract manufacturing (sterile and non-sterile products), are not characterized by significant seasonality.  However, plant activities at DRAXIS Pharma (contract manufacturing) are generally reduced or shut down once a year, usually during our third quarter, for approximately two to four weeks in order to conduct regular required maintenance.

DRAXIMAGE’s principal raw materials are radioactive isotopes that are used to label other compounds that act as carriers or molecular targeting agents.  The isotopes are obtained from companies and agencies that are licensed by governmental regulators to produce purified radioactive chemicals.  Radioactive materials, by their nature, decay over time — some rapidly and some more slowly, depending on specific isotopes.  Therefore, DRAXIMAGE receives shipments of chemical-grade radioisotopes several times each week and converts these to finished pharmaceutical-grade products within days or weeks.  While prices of selected isotopes can be somewhat volatile over the medium term, DRAXIMAGE endeavors to negotiate long-term supply arrangements with appropriate suppliers, especially for the more important isotopes such as radioactive Iodine.

DRAXIS Pharma, as a contract manufacturer of pharmaceutical products, obtains its chemical raw materials from approved chemical suppliers of both active pharmaceutical ingredients (“API”) and inactive or excipient ingredients such as fillers, stabilizers, preservative agents and coloring agents.  In many instances the API is supplied by the customer.  DRAXIS Pharma conducts full quality control testing of all ingredients and packaging materials before they are incorporated into the finished product.  Prices of principal API are not generally volatile, although prices can vary between alternative suppliers.

Contract Manufacturing (DRAXIS Pharma)

Contract manufacturing accounted for 72.8% of our consolidated revenues for the year ended December 31, 2006.  Our DRAXIS Pharma division is responsible for our contract pharmaceutical manufacturing and has capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products.  Operating out of a cGMP-compliant

247,000-square-foot facility located in Kirkland, Québec, DRAXIS Pharma manufactures pharmaceutical products for DRAXIMAGE, as well as for over 25 other pharmaceutical clients in many international jurisdictions.

Key business development transactions involving DRAXIS Pharma have included:

•                  May 1998 — $11.1 million acquisition of DRAXIS Pharma’s pharmaceutical manufacturing facility.

•                  July 1999 — signing of a five-year manufacturing supply agreement with Warner-Lambert Canada Inc. (which then became known as Pfizer Consumer Healthcare, a division of Pfizer Canada Inc.).  In September 2005, the Company announced that Pfizer Canada had renewed this agreement for a three year term effective January 1, 2005.  On December 20, 2006, DRAXIS Pharma was advised that J&J had purchased Pfizer’s consumer healthcare business and that the agreement had been assigned to J&J.

•                  February 2000 — sale of 34.1% equity interest to SGF and DRAXIS Pharma senior management for net proceeds of $5.4 million.

•                  December 2001 — signing of a long-term manufacturing and supply agreement for the renewal and expansion of DRAXIS Pharma’s existing contract manufacturing relationship with GSK.

•                  March 2003 — initiation of production under a manufacturing and supply agreement with Bone Care International, Inc. (now Genzyme) for Hectorol® Injection.

•                  April 2004 — acquisition by the Company of SGF’s 32.7% interest in DRAXIS Pharma and repayment of $3.1 million (CDN$4.2 million) in debt owed by DRAXIS Pharma to SGF and $1.7 million (CDN$2.3 million) in debt owed by DRAXIS Pharma to Investissement Québec.  The DRAXIS Pharma senior management interest was also bought so that the Company became the sole shareholder of DRAXIS Pharma.

In 2004, we completed a three-year, $12 million capital plan at DRAXIS Pharma, including the installation of a second lyophilizer.  The capital plan also included new sterile manufacturing capabilities to support recently announced contracts, improvements to production line efficiency, improvements to infrastructure, new raw material handling facilities and support systems to maintain the DRAXIS Pharma facility at the forefront of regulatory compliance.  DRAXIS Pharma’s three-year, $12 million capital plan was initially financed through loans and equity investment from DRAXIS Pharma’s shareholders, loans from Investissement Québec and internally generated funds.  The equity was repurchased and the loans were repaid in April 2004 from the proceeds of the Company’s public offering.

Since DRAXIS acquired DRAXIS Pharma, DRAXIS Pharma’s revenues have risen from $6.1 million for the eight-month period ended December 31, 1998 to $64.7 million for the year ended December 31, 2006.

DRAXIS Pharma’s business goal is to be a leading supplier of high-value-added, high-margin contract pharmaceutical manufacturing services.  Key components of DRAXIS Pharma’s strategy to achieve this goal include:

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

The secondary, or dosage-form, manufacturing segment that is currently outsourced was further estimated to be approximately $5.5 billion with an anticipated near-term growth in the 10% — 15% range.

The reasons pharmaceutical companies outsource manufacturing include:

•                  productivity benefits — plant utilization rates in the pharmaceutical industry are declining and have created increased need to lower operating costs;

•                  moving assets off the balance sheet — contract manufacturers are a solution to high levels of industry assets tied up in under-utilized facilities;

•                  leveraging external expertise — third-party contractors provide a logical route to specialist services and access to updated technologies; and

•                  pharmaceutical industry consolidation — continuing mergers will likely force rationalization of manufacturing capacity.

The Company believes that there is currently a significant global shortage of sterile lyophilization capacity and that this sector offers significantly higher margin growth potential for DRAXIS Pharma due to its technical complexity and its increasing demand as a favored dosage form for biotechnology products in particular.

DRAXIS Pharma believes that the key competitive factors in the contract manufacturing industry include the reliability of supply, quality of product, strict compliance with governmental regulations, capacity availability, competitive pricing and the technical and manufacturing ability to produce a full range of quantities — from small pilot batches often required for clinical trials to larger commercial quantities.

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

In 2006, the organization of this contract manufacturing business was further refined as we implemented separate business unit accountability for sterile and non sterile product operations to achieve a flatter, more responsive organization.

Plant operations at our sole manufacturing facilities in Kirkland, Québec are further organized into four manufacturing areas, supported by packaging and warehousing and distribution functions.

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

DRAXIS Pharma’s existing sterile manufacturing capabilities were enhanced by the addition of sterile lyophilization, which became fully operational and approved by the FDA in the latter half of 2001.  This fully automated line includes a vial washer, a depyrogenation tunnel, an in-line filling machine, robot loaders and unloaders, the freeze-drier unit and a capper.  This first freeze-drier has a capacity based on 11 square meters (120 square feet) of shelf space, while the second unit installed in 2004, with 24 square meters (254 square feet) of shelf space, has double the shelf space.

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

The second lyophilization unit completed validation and began commercial production during 2005.  At optimum configuration and given the appropriate mix of lyophilization cycles, the second lyophilizer could potentially allow us to approximately triple existing lyophilization capacity over time.  We did not achieve full capacity utilization of the new lyophilizer in 2006; however the transfer of some current products and the introduction of new products will continue to occur in 2007 and beyond.

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

Computerized systems are utilized for both topical and automated ointment lines in order to optimize process control.  Both of these lines are closed-loop systems to ensure sterile integrity.  The sterile ointment system utilizes an automated system to place tubes on the fillers, thereby minimizing human intervention.

The processes that are incorporated in the operation include aseptic manufacturing and filling, terminal sterilization, clean in place (“CIP”), and sterilize in place (“SIP”).  The dosage forms/product types manufactured include solutions in ampoules and vials, suspensions and solutions in drop dose form and ointments in tubes.  The department currently has the capacity to fill vials ranging in size from 1 ml to 30 ml, ampoules ranging in size from 1 ml to 10 ml, and 3.5 g to 4.5 g tubes.

Ointments, Creams and Liquids

The 16,000-square-foot Ointments, Creams and Liquids (“OCL”) Department offers substantial flexibility in production scale.  Production of ointments and creams utilizes a gravity-fed system and incorporates segregated wash areas and clean storage areas for equipment.

Batch capability in the OCL Department varies from 200 to 18,000 liters and incorporates three dedicated packaging lines.  Interconnecting tanks can be utilized where required, thereby providing production flexibility.  Fully automatic validated CIP systems ensure the purity of each customer’s product.  Product is pumped to two of the packaging lines and gravity fed to the other two lines.  Dosage forms/product types manufactured include creams, ointments, lotions, syrups, shampoos, gels and suspensions.

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

DRAXIS Pharma has a strong regulatory track record.  This includes 13 successful audits of our facilities in 2006 (0 regulatory inspections and 13 client audits) and 12 successful audits of our facilities in 2005 (2 regulatory inspection and 10 client audits).

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

DRAXIS Pharma also has a raw material storage and dispensing area, which provides an improved environment for the handling and accurate dispensing of raw materials. This installation improves the flow of material and personnel.

Customers

Third-Party Contract Manufacturing

DRAXIS Pharma manufactures prescription and non-prescription pharmaceutical products for more than 20 pharmaceutical companies (excluding inter-company manufacturing) pursuant to manufacturing supply contracts.  Such contract manufacturing represented 72.8% of our consolidated revenues for the year ended December 31, 2006.  A significant portion of this contract manufacturing business is focused on our three largest customers, Genzyme, GSK and Johnson & Johnson, Inc. (prior to December 20, 2006 Pfizer Consumer Healthcare, a division of Pfizer Canada Inc.) which represented

56% of our consolidated revenues in 2006.  See “Risk Factors — Risks Related to our Company — A Significant Portion of our Business is Dependent on a Small Number of Key Customers”.

In April 2002, DRAXIS Pharma entered into an agreement with Bone Care International, Inc. (now Genzyme) to produce Hectorol® Injection for sale in the U.S., and we began commercial shipments of the sterile injectable product in March 2003.  A manufacturing and supply agreement was signed on March 3, 2003.  The agreement is for a five-year term and is automatically renewed at the end of its term for one year period unless either party gives written notice of non renewal to the other party one year prior to the end of the term or the end of a renewal period.

On December 18, 2001, DRAXIS Pharma finalized supply and related agreements with GSK for the renewal and expansion of an existing contract manufacturing relationship between the companies.  The products transferred to DRAXIS Pharma were all established, sterile products marketed by GSK in multiple international markets.  In 2002, a prescription sterile injectable product for the U.S. market was added under this contract and commercial production of this product commenced in the second quarter of 2002.  During 2002, site transfer and related activities associated with the other GSK products were undertaken and production started in the second quarter of 2003 and ramped up through 2003 and 2004 with full production of all products achieved by the end of 2004.  DRAXIS Pharma will manufacture the products covered by the agreement until it receives a termination notice from GSK which may be given by a two-year advance written notice given on or after December 31, 2007.

On July 1, 1999, DRAXIS Pharma entered into a five-year manufacturing and supply agreement with Warner-Lambert Canada Inc. (which then became known as Pfizer Consumer Healthcare, a Division of Pfizer Canada Inc.) covering several non-prescription products for the Canadian market, including Polysporin®, Sudafed®, Actifed® and Zincofax®.  Manufacturing of these products commenced in early 2000.  On September 1, 2005, DRAXIS announced it had renewed its agreement with Pfizer Canada for a three-year term, effective January 1, 2005.  On December 20, 2006, DRAXIS Pharma was advised that J&J had purchased Pfizer’s consumer healthcare business and that the agreement had been assigned to J&J.

Inter-Company

Beginning in early 2002, DRAXIS Pharma became the FDA-approved manufacturing site for DRAXIMAGE’s lyophilized Tc-99m Kits.  In addition, DRAXIS Pharma has been qualified as the manufacturing site for ANIPRYL® tablets.

Employees

As at December 31, 2006, DRAXIS Pharma had 404 employees (representing approximately 80% of the Company’s employees), consisting of: 64 managerial employees, 43 clerical employees, 62 quality operations employees and 235 unionized hourly employees.  The unionized hourly employees are represented by the United Food & Commercial Workers International Union, Local 291 (AFL-CIO).  A collective agreement with a five-year term to April 30, 2008 was ratified in February 2004.  DRAXIS Pharma currently has no significant unresolved issues with the union.  See “Risk Factors — Risks Related to our Company — Our Business Could be Harmed if there were a Dispute or Disruption with our Unionized Employees”.

Former Equity Partners

From February 2000 to April 2004, SGF and senior management of DRAXIS Pharma held a non-controlling equity interest in DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of

DRAXIS Specialty Pharmaceuticals Inc.).  In 2002 and 2003, DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) repurchased and cancelled shares held by a former DRAXIS Pharma employee and members of DRAXIS Pharma’s management team in exchange for cash and settlement of existing loans.  In April 2004, the Company acquired from SGF its 32.7% interest in DRAXIS Pharma and also repaid $3.1 million (CDN$4.2 million) in debt owed by DRAXIS Pharma to SGF.  The DRAXIS Pharma senior management interest was also bought so that the Company became the sole shareholder of DRAXIS Pharma.

Radiopharmaceuticals

Radiopharmaceuticals accounted for 24.2% of our consolidated revenues for the year ended December 31, 2006.  Our DRAXIMAGE division is responsible for discovering, developing, manufacturing, and marketing our diagnostic imaging and therapeutic radiopharmaceutical products for the global nuclear medicine marketplace.  Nuclear medicine entails the use of radioactive drugs (radiopharmaceuticals) for imaging and therapeutic purposes.  The energy released as these products decay can be harnessed to:  (i) elicit a visual representation of various organs and tissues (nuclear imaging); or (ii) destroy cancerous cells (radiotherapy).  Products currently marketed by DRAXIMAGE include a line of lyophilized Technetium-99m kits (“Tc-99m”) used in nuclear imaging procedures and a line of imaging and therapeutic products labeled with a variety of isotopes, including iodine.

As announced on February 2, 2007, DRAXIMAGE submitted an ANDA to the FDA for its generic kit for the preparation of Tc-99m Sestamibi for injection (“DRAXIMAGE® Sestamibi”), a nuclear medicine imaging agent used in myocardial perfusion imaging (“MPI”) to evaluate blood flow to the heart in patients undergoing cardiac tests.

According to AMR/Arlington Medical Resources, in 2006 there were more than seven (7) million cardiac studies conducted in the U.S. out of a total of over 15 million nuclear medicine procedures, making MPI the most widely performed nuclear medicine scan.  Recent market research indicates that existing MPI products generate revenues in excess of $500 million annually in the U.S. and that the imaging agent most often used in conducting MPI procedures is sestamibi labeled with the radioactive isotope Technetium-99m (“Tc-99m Sestamibi”).

Once its product is approved, DRAXIMAGE plans to enter the MPI market after the key patent for the currently marketed Tc-99m Sestamibi product expires, which is expected to be in 2008 for the United States.  DRAXIMAGE also plans to file for marketing approvals in other jurisdictions, including European countries.

DRAXIMAGE also has a number of products in development, including a Technetium-99m-based diagnostic imaging product, INFECTON®, for which three of four Phase II trials conducted in Canada and the U.S. have been completed.  A fourth trial was discontinued due to a change in market focus.  An expert panel, comprised of respected nuclear medicine specialists and microbiologists, was assembled and this expert panel reviewed the preliminary scientific and clinical data together with the outcome of the market research studies.  The role of the expert panel was to assess the results to date, review potential target markets, and advise DRAXIMAGE on the design of future clinical studies and appropriate indications.  The preliminary report of the expert panel recommended that the product be reformulated for orthopaedic-related indications and the assessment of such formulations is under way.  DRAXIMAGE has also received approval in November 2006 from the FDA to run two clinical trials in the U.S. using radioactive Iobenguane I-131 Injection (also known as 131 I-metaiodobenzylguanidine, or I-131 MIBG) to treat high-risk neuroblastoma, a rare form of cancer that affects mostly infants and young children.  Given the inherent uncertainties associated with new drug development, it is difficult to predict if, or when, these products will achieve commercialization.  See “Risk Factors — Risks Related to our

Industry — If the Market Does Not Accept our Products Currently in Development, our Business Could Be Harmed”.

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

DRAXIMAGE and its predecessor have a long history of technological and scientific progress in the field of radiopharmaceuticals.  Notable achievements include the development of lyophilized kits for the in-situ preparation of Technetium-99m radiopharmaceutical products for nuclear medical imaging (“Tc-99m Kits”); the development of chelates for the indium/yttrium and Technetium/rhenium groups of metals; and the development of stabilizers for use in iodinated radiopharmaceuticals, which resulted in DRAXIMAGE being one of the few providers to market iodinated products that do not require refrigeration.

Key business development transactions involving DRAXIMAGE have included:

•                  July 1997 — $8.6 million acquisition of the Canadian radiopharmaceutical division of Merck Frosst, which began operations through DRAXIMAGE Inc. (now known as DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc.).

•                  October 1999 — licensing from Isogenic Science Ltd. (“Isogenic”) of the rights to Isogenic’s proprietary technology related to radioactive brachytherapy implants (“BrachySeed®”) for the treatment of various localized cancers.

•                  July 2000 — signing of a non-exclusive distribution agreement with Syncor International Corporation (now known as Cardinal Health 414, Inc.) for the production of a kit for the preparation of Sodium Iodide I-131 Capsules and Oral Solution indicated for the treatment of thyroid cancer and hyperthyroidism for sale in the U.S.

•                  December 2000 — entering into license, distribution and supply agreements for BrachySeed® for the U.S. market with Cytogen Corporation.

•                  March 2001 — licensing from BTG International Limited (formerly known as the British Technology Group) of the rights to INFECTON®, an agent for imaging infection.

•                  October 2001 — long-term third-party manufacturing agreement to supply Bracco Diagnostics Inc. with sodium iodide I-131 radiotherapy capsules for the U.S. market.

•                  April 2003 — termination of license, distribution and supply agreements with Cytogen Corporation for BrachySeed® for the U.S. market.

•                  May 2003 — expansion of agreements with Isogenic for global rights to proprietary technology related to brachytherapy implants.

•                  July 2003 — extension and expansion of strategic partnership with Bristol-Myers Squibb Canada Co. (“Bristol-Myers Canada”) for the marketing and distribution of radiopharmaceutical products in Canada.

•                  August 2003 — amendment to the July 2000 agreement with Cardinal Health, 414 Inc. to enable DRAXIMAGE to distribute the new radioactive Iodine I-131 kit product to independent radiopharmacies in the U.S.

•                  February 2005 — announcement that DRAXIMAGE had received approval from the Dutch regulatory authority for its kit for the Preparation of Technetium Tc-99m Albumin Aggregated Injection (“MAA Kit”).  This approval allowed DRAXIMAGE to initiate the Mutual Recognition Procedure (“MRP”) in pursuit of further regulatory approvals for the diagnostic imaging product in additional European Union countries.

•                  April 2005 — announcement of the appointment of Mr. Jean-Pierre Robert as the new President of the DRAXIMAGE division.

•                  November 2005 — DRAXIMAGE announced it would discontinue the manufacture and sale of implantable brachytherapy seeds as of December 15, 2005.

•                  January 2006 — DRAXIMAGE announced it had received approval from the FDA for its supplemental new drug application for Sodium Iodide I-131 Capsules USP, Diagnostic-Oral.

•                  November 2006 — DRAXIMAGE announced it had been approved by FDA to run two clinical trials using radioactive Iobenguane I-131 Injection (also known as 131I-metaiodobenzylguanidine or I-131 MIBG) to treat high risk neuroblastoma, a rare form of cancer that affects mostly infants and young children.

•                  February 2007 — DRAXIMAGE announced it had submitted an ANDA to the FDA for its generic kit for the preparation of Tc-99M Sestamibi for Injection (DRAXIMAGE® Sestamibi), a nuclear medicine imaging agent used in myocardial perfusion imaging (MPI) to evaluate blood flow to the heart in patients undergoing cardiac tests.

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

Diagnostic Imaging Applications

The diagnostic imaging applications of nuclear medicine normally involve the intravenous administration of a radiopharmaceutical consisting of a targeting molecule, which has a particular binding affinity for a specific organ or tissue linked to a low intensity, short-lived, gamma-emitting radioisotope such as Tc-99m.  Following administration, the radiopharmaceutical with its radioactive isotope concentrates at the biological target, which is then imaged using a scanning device such as a gamma camera.  A gamma camera consists of a scintillation crystal which, when placed over a region of the body, is capable of detecting gamma rays emitted by radionuclides in underlying tissues.  The gamma camera and its associated computerized peripheral devices accurately measure the radiation being emitted by the radioisotope and so provide both a visual picture of the target and quantitative data concerning the distribution of radioactivity.

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

•                  phosphorous-32 for the palliative treatment of bone pain for patients with advanced metastatic bone cancer; and

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

Companies with significant radiopharmaceutical operations include Bristol-Myers Squibb Company, GE Healthcare - Amersham, Mallinckrodt, Inc., a division of Tyco Healthcare, CISBio, and Bracco SpA.  In addition, there are a number of companies that are developing and/or marketing other radiopharmaceutical products, including MDS Nordion Inc., Immunomedics, Inc., Cytogen Corporation, Biogen Idec Inc. and Molecular Insights Pharmaceuticals, Inc.

Marketed Products

DRAXIMAGE’s products are divided into two groups: (i) radioactive products, which are in a radioactive and ready-to-use form when shipped to customers, and (ii) non-radioactive products (predominantly Tc-99m Kits).  The non-radioactive kit products are sold in lyophilized (freeze-dried), non-radioactive form consisting of sterile, pyrogen-free complexes of chemical and/or biological substances.  Tc-99m Kits are reconstituted with radioactive Tc-99m in the nuclear medicine laboratory of a hospital or a unit-dose service supplier, or radiopharmacy, prior to use.

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

Product	Indication	Principal Markets
Imaging Products
[51]Chromate Injection, USP	Measurement of blood volume	Canada
57Co-Cyanocobalamin Capsule USP	Diagnosis of Vitamin-B12 malabsorption	Canada
57Co-Standard Cobalt Reference Solution	Reference for [57]Co-Cyanocobalamin	Canada
111In-Diethylene Triamine Pentacetic Acid Injection (DTPA)	Cisternography	Canada
111In-Indium Chloride Sterile Solution	Labeling of peptides and antibodies	Canada
131I-Sodium Iodide Diagnostic Capsules, Oral	Imaging of thyroid disorders	Canada/U.S.
131I-Sodium Iodide Diagnostic Solutions, Oral	Imaging of thyroid disorders	Canada
131I-meta-iodobenzylguanidine	Adrenal imaging	Canada
125I-Iodinated Albumin Injection, USP	Measurement of blood and plasma volume	Canada
133Xe-Xenon Gas	Lung ventilation studies	Canada

Therapeutic Products
131I-Sodium Iodide Therapeutic Solutions, Oral and Intravenous	Treatment of thyroid disorders	Canada
131I-Sodium Iodide Therapeutic Capsules Oral	Treatment of thyroid disorders	Canada/U.S.
Kit for the Preparation of Sodium Iodide I-131 Capsules and Solution USP Therapeutic Oral	Treatment of thyroid disorders	U.S.
32P-Sodium Phosphate Solution, USP	Treatment of polycythemia	Canada

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

In November 2005, DRAXIMAGE announced it had received FDA approval for a new larger format version of its I-131 kit for the preparation of Sodium Iodide I-131 Capsules and Oral Solution.  DRAXIMAGE introduced this product in the U.S. market in January 2006.

In January 2006, DRAXIMAGE announced it had received approval from the FDA for its supplemental new drug application for Sodium Iodide I-131 Capsules USP, Diagnostic-Oral.  These diagnostic Sodium Iodide I-131 Capsules are intended to be used by physicians to perform the radioactive iodide (RAI) uptake test to evaluate thyroid function prior to treatment with stronger therapeutic doses of Sodium Iodide I-131.  Diagnostic doses of Sodium Iodide I-131 may also be employed in localizing metastases associated with thyroid malignancies.  DRAXIMAGE introduced the new diagnostic capsules into the U.S. market in May 2006.

Non-Radioactive Products

DRAXIMAGE currently markets the following non-radioactive products.  All products listed have received approval for sale by the applicable regulatory body in the territory in which the product is sold.

Product	Indication	Principal Markets
Tc-99m Kits
99mTc-MarcoAggregated Albumin Kit (“MAA”)	Diagnosis of lung perfusion	U.S./Canada/ Holland
99mTc-Diethylene TriaminePentacetic Acid Kit (“DTPA”) Stabilized with p-Aminobenzoic Acid	Diagnosis of kidney function, blood pool imaging and lung ventilation function	U.S./Canada
99mTc-Calcium Glucoheptonate Kit	Diagnosis of kidney function	U.S./Canada
99mTc-MethyleneDiphosphonic Acid Kit (“MDP”) Stabilized with p-Aminobenzoic Acid	Diagnosis of inflammatory and neoplastic bone disease	U.S./Canada/ Holland
99mTc-Calcium Gluceptate Kit	Diagnosis of kidney function and red blood cell imaging agent	Canada

Other
Intrinsic Factor Capsule	Use with [57]Co-Cyanocobalamin	Canada

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

Products under Development

As of March 19, 2007, DRAXIMAGE had the following products under development:

Product	Status	Indication
Imaging Products
INFECTON®	Phase II (Canada, U.S. and U.K.)	Infection/inflammation imaging
Technetium Generators	Generic Development	Tc-99m for imaging
Therapeutic Products
I-131 MIBG	Phase I (U.S.) Phase II (U.S.)	neuroblastoma

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

INFECTON®

Description - INFECTON®, a complex of Tc-99m and the anti-bacterial agent ciprofloxacin, is a novel agent for the specific imaging of infection.  INFECTON® acts by binding directly to infecting organisms and so is expected to be highly specific for imaging infection.  It is anticipated that INFECTON® may be used to image orthopedic bone infection.

Technology Partner - INFECTON® was discovered by Drs. Britton and Solanki at St. Bartholomew’s Hospital in London, England.  In March 2001, DRAXIMAGE entered into an agreement with BTG International Limited (formerly known as the British Technology Group).  The agreement gives DRAXIMAGE exclusive rights to manufacture and sell INFECTON® in the U.S., Canada, South America and Europe.  DRAXIMAGE has a sub-license from Bayer AG for the diagnostic imaging use of its ciprofloxacin.

Regulatory Status - INFECTON’s® proof of principle was established in a series of clinical trials sponsored by the International Atomic Energy Agency involving 879 patients in several countries outside North America in which INFECTON® displayed excellent results, with a sensitivity of 88.3%, a specificity of 86.5%, and an accuracy of 87.6%.  The clinical studies showed that the agent achieved up to 96% specificity in detecting bacteria in the lungs, bones and tissues — areas where other diagnostics have failed in the past.

In January 2003, DRAXIMAGE initiated a Phase I clinical trial of INFECTON® in Canada, conducted by Dr. Raymond Taillefer at Hôpital Hotel-Dieu at the Centre Hospitalier du l’Université de Montréal.  The study involved 10 healthy subjects in an open-label, single-center, single-dose safety, pharmacokinetic and radiation dosimetry study.  Whole body images were taken at various intervals after injection of INFECTON® to visualize distribution of the imaging agent throughout the body over time.  The Phase I study was completed during the first half of 2003.  INFECTON® was found to be safe and well tolerated by the subjects at the administered dosages.  The results of a Phase I trial do not provide enough evidence regarding safety to support an application for marketing with the FDA or the HPFBI, as applicable and additional tests are conducted and submitted in support of any application for approval.  Subsequent results often do not corroborate earlier results.

In July 2003, DRAXIMAGE initiated two Phase II clinical studies of INFECTON® in Canada.  The first of the Phase II studies was a single-dose, open-label, multi-center trial involving 30 diabetic patients suffering from clinically confirmed bacterial infections of the foot.  The second study examined and compared the uptake of INFECTON® in patients with either a known soft tissue infection or a chronic inflammatory condition that is sterile.  A total of 50 patients with definitive bacterial infections or confirmed chronic aseptic inflammatory conditions were enrolled in the single-dose, open-label, multi-center trial.  Twenty-five patients from each group were included in the trials. These studies have been completed.  In September 2004, the Company received approval from the FDA to initiate a Phase II clinical trial in the U.S. - single-dose, open-label, multi center trial involving 22 patients suffering from bacterial osteomyelitis.  Enrolment in this Phase II trial was fully completed by the end of 2005.  In March 2005, the Company initiated a fourth Phase II clinical trial in the U.S. to examine patients suffering from expected appendicitis, but this trial was discontinued due to a change in market focus by the Company.  An expert panel, comprised of respected nuclear medicine specialists and microbiologists, was assembled and this expert panel reviewed the preliminary scientific and clinical data together with the outcome of the market research studies.  The role of the expert panel was to assess the results to date, review potential target markets, and advise DRAXIMAGE on the design of future clinical studies and appropriate indications.  The preliminary report of the expert panel recommended that the product be reformulated for orthopaedic-related indications and the assessment of such potential formulations is under way.  Given the inherent uncertainties associated with new drug development, it is difficult to predict if, or when, this product candidate will achieve commercialization.

Competing Diagnostic Modalities - The most specific current procedure for medical imaging of inflammation due to infection involves removing blood from the patient, isolating white blood cells in the patient’s blood, radiolabelling the white blood cells with an isotope such as indium-111 or Technetium coupled with a carrier molecule and then injecting the white blood cells back into the patient.  These white blood cells localize around the site of the infection and the associated radiation can be detected using a gamma camera.  White blood cells are not highly specific and cannot readily distinguish infection from inflammation.  Immunomedics, Inc. (NASDAQ: IMMU) announced in January 2005 that it had received Health Canada approval for the marketing and use of its product LeukoScan® for the detection of osteomyelitis.  However, according to Immunomedics, Inc.’s website, the product is not presently sold in Canada.  LeukoScan® is a murine monoclonal IgG antibody fab’ fragment labeled with Tc-99m.  We believe that INFECTON® would offer a more convenient alternative to white blood cell labelling currently used which uses a process of removing blood from a patient, isolating white blood cells in the patient’s blood, radiolabelling the white blood cells when an isotope such as Indium-111 or Technetium coupled with a carrier molecule and reinjecting the white blood cells into the patient.  INFECTON® is a radiolabeled imaging agent which is injected directly into the patient without the complexities associated with labelling the patient’s own white cells.

Potential Advantages of INFECTON® - Preliminary investigations suggest the possibility that INFECTON® may be capable of distinguishing inflammation from infection.

DRAXIMAGE® I-131 MIBG

Description - DRAXIMAGE® I-131 MIBG is used to treat neuroendocrine (cardinoid) tumours, adrenal tumors (neuroblastoma in children and phaechromocytoma) and on rare occasions it can be used to treat thyroid cancer.  Iobenguage is m-iodo-benzylguanidine (MIBG), a guanethidine derivative structurally resembling norepinephrine. There exists extensive literature reports that indicate that I-131 MIBG has been used over the last two decades as a therapeutic agent for the treatment of pheochromocytoma, paraganglioma, neuroblastoma, carcinoid, and medullar thyroid carcinoma.  The diagnostic use of I-131 MIBG is approved in Europe, the U.S. and Canada.  The therapeutic use of I-131 MIBG is approved in Europe but is investigational in the United States and Canada.  DRAXIMAGE manufactures the I-131 MIBG at its facility.

Regulatory Status - DRAXIMAGE will provide I-131 MIBG for two clinical trials approved by the FDA under a recently submitted Investigational New Drug (“IND”) application.  One trial is a Phase II study in which I-131 MIBG will be administered with intensive chemotherapy and autologous stem cell rescue for high-risk neuroblastoma patients.  The second trial is a Phase I study in which irinotecan and vincristine, two common chemotherapy agents, will be administered in combination with I-131 MIBG to determine safety and tolerability in patients with resistant/relapsed high-risk neuroblastoma.

Both clinical trials will be coordinated by a group of eleven children’s hospitals and two universities in the United States known as the New Advances in Neuroblastoma Therapy (NANT) consortium.  These two trials are continuations of earlier NANT studies.  They are expected to start in early 2007.  NANT member institutions are:

•                                          C.S. Mott Children’s Hospital, University of Michigan — Ann Arbor, MI

•                                          Children’s Healthcare of Atlanta — Atlanta, Georgia

•                                          Children’s Hospital and Regional Medical Center — Seattle, WA

•                                          Children’s Hospital Boston, Dana-Farber Cancer Institute — Boston, MA

•                                          Children’s Hospital Los Angeles — Los Angeles, CA

•                                          Children’s Hospital Medical Center — Cincinnati, OH

•                                          Children’s Hospital of Philadelphia — Philadelphia, PA

•                                          Children’s Memorial Hospital — Chicago, IL

•                                          Lucile Packard Children’s Hospital — Palo Alto, CA

•                                          Riley Hospital for Children, Indiana University — Indianapolis, IN

•                                          Texas Children’s Cancer Center, Baylor College of Medicine — Houston, TX

•                                          University of California, San Francisco — San Francisco, CA

•                                          University of Wisconsin Comprehensive Cancer Center — Madison, WI

Competing Therapeutic Products - We also believe that AZEDRA™, being developed by Molecular Insight Pharmaceuticals, Inc. (“MIPI”) may compete with our DRAXIMAGE® I-131 MIBG product under clinical development.  AZEDRA™ has received Orphan Drug status and a Fast Track designation by the FDA.  According to information set forth in its website, MIPI is conducting a Phase I clinical trial with AZEDRA™ in adults at Duke University.  The initial target market for AZEDRA™ is the treatment of metastatic neuroendocrine tumours such as pheochromocytoma, carcinoid and neuroblastoma that are not amenable to treatment with surgery or conventional chemotherapy.  Metastatic tumours are turmours that spread to other organs or parts of the body.

Technetium Generators

DRAXIMAGE is developing a “next-generation” version of a Technetium Generator, which is the source of Technetium in virtually every radiopharmacy worldwide.  According to the Bio-Tech Report 250 (issued in October 2006), entitled “The U.S. Market for Diagnostic Radiopharmaceuticals”, the generator market in the United States is currently estimated at approximately US$160 million and is growing at 8% annually.  Nearly 90% of generators are located in radiopharmacies and the rest are in other institutions such as hospitals and clinics.

Technetium (Tc 99m) is one of the most widely used radiopharmaceuticals. Due to its short half-life, it has to be produced on site or nearby by generators shipped with a longer half-life mother isotope, the molybdenum (Mo99).  In other words, generators are used to produce technetium on site at the hospital or radiopharmacy. A generator consists of a column loaded with Mo99, encased within lead shielding designed to provide protection from radiation.  It can typically provide Tc 99m for a period of approximately one week, depending on the degree of usage by the radiopharmacy.

Other Development Products

SOMATOSCAN®/Somatostatin Therapy

Description - SOMATOSCAN® and Somatostatin Therapy are radiolabelled somatostatin peptides derived from a synthetic peptide based on MK-678, originally developed by Merck, which shows a high binding affinity for the somatostatin receptors expressed in neuroendocrine tumors, lymphoma and carcinoid and small-cell lung cancer.  This peptide may be developed as both a diagnostic imaging agent (SOMATOSCAN®) and therapeutic product (Somatostatin Therapy) and we believe that it may permit the identification and treatment of primary tumors and the correct diagnosis of metastatic lesions. No substantial work related to SOMATOSCAN® or Somatostatin Therapy was carried out in 2005 or 2006.

Paclitaxel

Description - Paclitaxel is a novel, anti-tumor agent referred to in some scientific and medical literature as “taxol.”  Paclitaxel is currently marketed in the U.S. under the brand name Taxol® by Bristol-Myers Squibb Company.  In January 1997, DRAXIS acquired from Mylan Laboratories Inc. (“Mylan”) the exclusive Canadian marketing rights to the Mylan formulation of paclitaxel.  In June 1998, DRAXIS filed with the HPFBI a New Drug Submission in Canada for paclitaxel, and the HPFBI has completed its review process.  Prior to approval, DRAXIS must comply with Canadian Patented Medicines Regulations with respect to generic competition.  Mylan is currently assessing the status of patent infringement litigation in Canada regarding paclitaxel, and the Company has agreed to defer launch in Canada until such issues have been clarified.

Under the agreement, DRAXIS and Mylan will share the profits from marketing and selling paclitaxel in Canada according to a formula agreed to between the parties.

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

Most of the radioisotopes used to produce radiopharmaceuticals are supplied to DRAXIMAGE primarily, but not exclusively, by MDS Nordion, a subsidiary of MDS Inc. (NYSE: MDZ; TSX: MDS) and one of the world’s largest supplier of chemical-grade isotopes for use as medical radioisotopes.

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

In September 2005, MDP-25 was approved by Health Canada but is not currently sold by DRAXIMAGE.

In November 2005, DRAXIMAGE announced it had received FDA approval for a new larger format version of its I-131 kit for the preparation of Sodium Iodide I-131 Capsules and Oral Solution.  DRAXIMAGE introduced this product in the U.S. market in January 2006.

In January 2006, DRAXIMAGE announced it had received approval from the FDA for its supplemental new drug application for Sodium Iodide I-131 Capsules USP, Diagnostic-Oral.  These diagnostic Sodium Iodide I-131 capsules are intended to be used by physicians to perform the radioactive iodide (RAI) uptake test to evaluate thyroid function prior to treatment with stronger therapeutic doses of Sodium Iodide I-131.  Diagnostic doses of Sodium Iodide I-131 may also be employed in localizing metastases associated with thyroid malignancies.  We introduced the new diagnostic capsules in the U.S. market in May 2006.

In November 2006, DRAXIMAGE announced it had been approved by the FDA to run two clinical trials using radioactive Iobenguane I-131 Injection (also known as 131I-metaiodobenzylguanidine, or I-131 MIBG) to treat high-risk neuroblastoma, a rare form of cancer that affects mostly infants and young children.  See “Products under Development”.

DRAXIMAGE has a strong regulatory track record.  This includes 2 successful audits of our facilities in 2006 (1 regulatory inspections and 1 client audits) and 4 successful audits of our facilities in 2005 (2 regulatory inspections and 2 client audits).

Sales and Marketing

At the present time, DRAXIMAGE’s products are marketed primarily in the U.S. and Canada.  As many of the products marketed by DRAXIMAGE have the potential for global approvals, it is expected that non-North American based revenues will increase in the future.  The most active growth areas are expected to be U.S. and Europe.  In January 2003, DRAXIMAGE entered into a marketing and distribution agreement with Netherlands-based IDB Holland B.V. for the Benelux countries.

United States

DRAXIMAGE sells Tc-99m Kits in the U.S. to several customers and distributors including Cardinal Health, Inc., which operates the largest chain of radiopharmacies, Mallinckrodt Inc., a division of Tyco Healthcare, GE Healthcare, United Pharmacy Partners Inc. and large university hospitals.

Tc-99m Kits sold in the U.S. are marketed under the DRAXIMAGE trademark.

On February 2, 2007, DRAXIMAGE announced it had submitted an ANDA to the FDA for its generic kit for the preparation of Tc-99m Sestamibi for injection (DRAXIMAGE® Sestamibi), a nuclear medicine imaging agent used in myocardial perfusion imaging (“MPI”) to evaluate blood flow to the heart in patients undergoing cardiac tests.

According to AMR/Arlington Medical Resources, in 2005 there were more than 7 million cardiac studies conducted in the U.S. out of a total of over 15 million nuclear medicine procedures, making MPI the most widely performed nuclear medicine scan.  Recent market research indicates that existing MPI products generate revenues in excess of $500 million annually in the U.S. and that the imaging agent most often used in conducting MPI procedures is sestamibi labeled with the radioactive isotope Technetium-99m (“Tc-99m Sestamibi”).

The sestamibi kit is used in nuclear medicine imaging to show how well the heart muscle (myocardium) is supplied with blood (perfused) both at rest and during strenuous activity.  The radioisotope Technetium-99m is attached to the sestamibi molecule forming Tc-99m Sestamibi.  When injected into the bloodstream this radiopharmaceutical agent is distributed throughout the heart muscle in proportion to the blood flow received by various portions of the heart.  Heart images are then obtained using a gamma camera that can detect the Technetium-99m.  Two sets of images are typically taken, one while the patient is at rest and a second set while the patient is under stress, often by exercising on a treadmill or stationary bicycle.  The resulting two sets of images are compared with each other to diagnose the presence of coronary heart disease by detecting areas of the heart that may not be receiving normal blood flow.  This imaging technique is known as cardiac stress testing or myocardial perfusion imaging (MPI).

Once its product is approved, DRAXIMAGE plans to enter the MPI market after the key patent for the currently marketed Tc99m Sestamibi product expires, which is expected to be in 2008 for the United States.  DRAXIMAGE also plans to file for marketing approvals in other jurisdictions, including European countries and Canada.

Canada

In Canada, DRAXIMAGE currently markets most of its products directly to end-users through a co-operative agreement with Bristol-Myers Canada, pursuant to which Bristol-Myers Canada’s sales force promotes the non-competitive product lines of each party.  This distribution agreement terminates on December 31, 2007 and has not been renewed.  As of January 1, 2008, DRAXIMAGE intends to market its products in Canada directly and through non-exclusive distributors.

For many years, DRAXIMAGE has been the primary Canadian supplier of Iodine-131 and Iodine-125 labeled radiopharmaceuticals, including solutions and capsules used primarily for the diagnosis and treatment of thyroid gland disorders.

Europe

The radiopharmaceutical market in Europe is characterized by strong regional fragmentation, which gives the leading market share to the individual manufacturer located in each of the major countries (e.g. GE Amersham Health in the UK, Tyco Healthcare in Holland and CIS Bio in France).  DRAXIMAGE’s marketing activities in Europe are at their earliest stages pending regulatory approvals in this jurisdiction.  As of December 31, 2005, DRAXIMAGE had five regulatory submissions filed with European regulatory authorities: four with the Medicines Evaluation Board in the Netherlands and one with the Danish Medicines Agency.  The submission dates for these radiopharmaceutical products range from June 2003 to December 2004.  All of the approvals sought by DRAXIMAGE in Europe are for marketing authorizations through the mutual recognition procedure which involves obtaining approval in one state (the “reference member state”) and recognition of that approval in other member states.  All of the approvals being sought in Europe are for radiopharmaceutical products already approved in Canada or the U.S.  Two of these five European submissions were for DRAXIMAGE’s kit for the Preparation of Technetium Tc-99m Albumin Aggregated Injection (MAA Kit) for which DRAXIMAGE received approval in one reference member state, the Netherlands, in February 2005 and for the Preparation of Technetium Tc-99m MethyleneDiphosphonic Acid Injection (MDP Kit) for which DRAXIMAGE received approval in one reference member state, the Netherlands, in March 2006.

DRAXIMAGE has concluded one distribution agreement in respect of the Benelux countries, with Netherlands-based IDB Holland B.V.  DRAXIMAGE is seeking to expand its distribution network in Europe through strategic alliances with commercial partners.

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

Employees

As at December 31, 2006, DRAXIMAGE had 87 employees (representing approximately 17% of the Company’s employees), consisting of 9 general management and administration employees, 12 marketing, selling and customer service employees, 20 quality operations employees, 36 manufacturing employees, and 10 research and development employees.  None of these employees is unionized.

Patents

Most of DRAXIMAGE’s products are covered by patents held by DRAXIMAGE or licensed from third parties.  DRAXIMAGE has numerous patents issued and allowed and patent applications pending in the United States, Canada, Europe and Japan.  For example, DRAXIMAGE has various U.S. issued patents related to chelates for radiopharmaceutical applications and process patents for the preparation of certain radiopharmaceuticals.  The patents held by DRAXIMAGE have expiry dates ranging from November 2008 to December 2021.  In addition, DRAXIMAGE has licensed from BTG International Limited (formerly known as the British Technology Group) certain U.S. patents covering its INFECTON® product.

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

Other Collaboration Agreements

We have continuing financial interests associated with our collaboration agreements with Pfizer with respect to ANIPRYL® and with Shire with regard to Canadian sales of products divested in 2003.  As of January 31, 2005 all deferred revenue related to the SpectroPharm® line of products from GSK was fully amortized by the Company.

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

Cumulatively to December 31, 2006, we received a total of $28.1 million in non-refundable fees and $17.4 million in royalties and royalty-related payments relating to ANIPRYL®.

Under the amended arrangement, we will not be entitled to receive any additional non-refundable fees but will continue to earn royalties on Pfizer’s sales of ANIPRYL® in the United States and Canada.  The $28.1 million of non-refundable fees already received from Pfizer have been deferred and were recognized as revenue on a straight-line basis over the period to December 31, 2006 in conformity with Staff Accounting Bulletin No. 101 published by the U.S. Securities and Exchange Commission.  The amortization of these deferred revenues terminated on December 31, 2006.

We currently do not intend to pursue any additional or expanded indications for ANIPRYL®.

ANIPRYL® is currently approved for sale in Canada, the United States, Australia, United Kingdom, New Zealand and Brazil.  However, ANIPRYL® is not currently sold in Australia, New Zealand, the United Kingdom or Brazil.

In 1997, DAHI filed for regulatory approval of ANIPRYL® in Europe by using the decentralized procedure.  This procedure allows DAHI to file the ANIPRYL® submission in a country of its choice, and to designate five additional member states of the European Union as the countries that will review and approve the regulatory submissions.  DAHI chose the United Kingdom as the country in which to file the initial ANIPRYL® applications.  In July 2003, DAHI received authorization from the Veterinary Medicines Directorale (“VMD”) to market ANIPRYL® tablets for dogs in the United Kingdom.  The United Kingdom submission has been reformatted in order to be suitable for submission to other European Union member states.  The VMD has acted as DAHI’s advocate in this procedure.

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

No significant competition for ANIPRYL® has been experienced to date in Canada or the United States from products approved for veterinary or human use.  However, there are two other treatments available that have not been approved in Canada or the United States to treat canine Cushing’s disease, that we believe may be being used off-label for canine Cushing’s disease:  LYSODREN® (mitotane) by Bristol-Myers Squibb Co., which was approved for use in the treatment of human inoperable cancer of the adrenal gland and NIZORAL® (ketoconazote) tablets by Johnson & Johnson, Inc., an anti-fungal medication, which was approved for the treatment of various internal and external fungal and yeast infection in humans.  These competitive treatments work by selectively killing the outer layer of the adrenal gland, thereby limiting production of corticosteroid.  The human generic version of ELDEPRYL® is not approved for the treatment of canine Cushing’s disease or CDS in Canada, the United States or elsewhere.  However, we believe that such use of human selegiline may compete with the use of ANIPRYL® in dogs.  The dosage required for dogs suffering from canine Cushing’s disease and CDS, in most cases, is much higher than the human 5mg dose for selegiline.

Patents for the use of ANIPRYL® for the treatment of dogs with conditions including canine Cushing’s disease and CDS are issued in Canada, the United States and other jurisdictions.  We believe DAHI is positioned to enforce its proprietary patent rights and defend itself against infringement by other parties.

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

DRUGS

Drug Approval Process

Human Pharmaceuticals

In Canada, pharmaceutical research, development and marketing activities are regulated by the Food and Drugs Act (Canada) and the rules, regulations, policies and guidelines made thereunder.  The Food and Drugs Act (Canada) is administered by the Therapeutic Products Directorate of the Health Products and Food Branch (“TPD”), which regulates the use and sale of diagnostic and therapeutic products in Canada.  In the United States, these activities are regulated under laws administered by the Food and Drug Administration (“FDA”), which also have a significant impact on the Company’s activities.

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

Before commencing clinical trials in Canada or the United States, a Clinical Trial Application (“CTA”) must be submitted with the TPD (in the United States an Investigational New Drug (“IND”) application must be submitted with the FDA).  The CTA or IND application includes manufacturing data, pre-clinical data, information about use of the drug in humans for other purposes and a detailed protocol for the conduct of clinical trials.

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

Furthermore, there have been, and the Company expects that there will continue to be, an increasing number of proposals to implement government and other third-party payer restrictions on the pricing of prescription pharmaceuticals as a result of continuing efforts to contain or reduce the costs of healthcare throughout North America.  See Item 3:  Key Information - Risk Factors.  Notably, in Canada, the Patented Medicines Prices Review Board (“PMPRB”) sets the maximum price that can be charged for a patented drug (see discussion below on Patent Protection and Price Controls).

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

ENVIRONMENTAL LAWS

Canadian and U.S. federal, state, local and provincial regulations govern extensively the use, manufacture, storage, handling, transport and disposal of hazardous materials and associated waste products.  The Company is not aware of any material environmental issues that affect the Company’s utilization of its assets.  As of December 31, 2006, the Company has not received any notice stating that it is not in compliance with environmental legislation applicable to it.

ORGANIZATIONAL STRUCTURE

The following chart illustrates the corporate organization and jurisdictions of the Company and its significant affiliates as at March 30, 2007.

All of the below-depicted companies are wholly owned subsidiaries of DRAXIS Health Inc.

(1) DRAXIS Specialty Pharmaceuticals Inc. has two divisions, DRAXIMAGE (radiopharmaceuticals) and DRAXIS Pharma (contract manufacturing).

PROPERTY, PLANTS AND EQUIPMENT

Our sole operating facility is a 247,000-square-foot pharmaceutical manufacturing facility which houses the DRAXIMAGE and DRAXIS Pharma operations.  The facility is owned by DRAXIS Specialty Pharmaceuticals Inc., a wholly-owned subsidiary of the Company and is located at 16751 Trans-Canada Road, Kirkland, Québec, Canada, H9H 4J4.  See “Risk Factors — Risks Related to our Company — Our Manufacturing Operations are Concentrated in One Location”.  Factors beyond our control could cause an interruption in our manufacturing operations, which could adversely affect our reputation in the market place and our results of operations”.

We believe that the above-noted property is suitable and adequate for its business purposes as presently contemplated.  We have an undrawn credit line issued by our principal bankers, the National Bank of Canada who have a first ranking mortgage on all of our assets.  However, as of March 30, 2007, we had no third-party debt outstanding.

Item 4A Unresolved Staff Comments

None.

Item 5.    Operating and Financial Review and Prospects

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. (the “Company”) should be read in conjunction with the Company’s audited consolidated financial statements for the referenced periods and notes thereto.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles (“GAAP”), unless otherwise indicated.  Other noteworthy accounting issues are discussed under “Accounting Matters”.

Readers are cautioned not to place undue reliance on forward-looking statements contained in the following Operating and Financial Review and Prospects since actual results could differ materially from what we expect if known or unknown risks affect our business or if an estimate or assumption turns out to be inaccurate.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  See “Forward-Looking Statements” on page 78 hereof.

The discussion and analysis contained in the following Operating and Financial Review of Prospects are as of February 23, 2007.

Overview

DRAXIS is a specialty pharmaceutical company providing pharmaceutical products in three major categories: sterile, including sterile lyophilized (freeze-dried) pharmaceuticals; non-sterile specialty pharmaceuticals, and radiopharmaceuticals.  In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development (“R&D”) program for new and/or improved products.

The Company is increasingly focusing on the use of GAAP measures both in reporting externally and monitoring management performance. Specifically, the key metrics the Company uses to evaluate divisional and consolidated performance are gross profit margin, operating income, net income and operating cash flow. Non-GAAP financial measures, specifically EBITDA, will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP financial measures used with GAAP line items. The Company additionally uses, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

Termination of Amortization of Anipryl® Deferred Revenues

As indicated in prior disclosures, substantially all deferred revenues related to the amortization of previously received Anipryl® milestones terminated on December 31, 2006. The amortization of these deferred revenues has previously resulted in non-cash revenues of $0.8 million per quarter, which has contributed approximately 7 cents of earnings per share (“EPS”) per full year. The termination of this source of non-cash revenue and operating income has no effect on cash flows but will affect year-over-year comparisons of operating results going forward (see Corporate and Other and Outlook).

2006 Financial Results

The Company successfully achieved and surpassed its 2006 financial targets for both EPS and net operating cash flows. Specifically with respect to EPS, the Company achieved 28 cents per share for 2006 (or 21 cents excluding the amortization to income of Anipryl® deferred revenues), which is 9 cents per share stronger compared to the same period of 2005 despite the following factors:

•                  During 2005, the Company benefited from a contingent milestone payment from Shire BioChem Inc. (“Shire”), which contributed approximately 1.4 cents to EPS for 2005.

•                  Effective January 1, 2006, the Company has included stock-based compensation costs in selling, general and administration (“SG&A”) expenses as a non-cash item. This had the effect of lowering EPS by 2.3 cents for 2006 relative to 2005.

Operating income for 2006 was $15.0 million, up 53% from $9.8 million in 2005.  Net cash flows from operating activities were $16.5 million for 2006 compared to $9.7 million for 2005.

CONSOLIDATED RESULTS OF OPERATIONS AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(in thousands of U.S. dollars, except share related data) (U.S. GAAP)

	2006	2005	2004

Revenues
Product sales	$83,545	$72,989	$61,693
Royalty and licensing	2,121	3,143	4,326
Anipryl® deferred revenues	3,301	3,301	3,301
	$88,967	$79,433	$69,320

Product gross margin	$36,462	$26,153	$21,900
% of Product sales revenues	43.6%	35.8%	35.5%
Royalty and licensing revenue	5,422	6,444	7,627
SG&A	(19,425)	(16,185)	(13,266)
% of Product sales revenues	-23.3%	-22.2%	-21.5%
R & D	(2,372)	(2,103)	(1,948)
EBITDA(1)	20,087	14,309	14,313
% of Total revenues	22.6%	18.0%	20.6%
Depreciation and amortization	(5,135)	(4,545)	(4,457)
Operating income	14,952	9,764	9,856
% of Total revenues	16.8%	12.3%	14.2%
Financial
- Foreign exchange translation	282	(398)	(374)
- Income (loss), net	347	(29)	(296)
Other income	—	—	96
Income tax provision	(4,034)	(1,553)	(1,301)
Minority interest	—	—	(4)
Loss from discontinued operations	—	—	(61)
Net income	$11,547	$7,784	$7,916

Net income (loss)
- From continuing operations	$11,547	$7,784	$7,977
- From discontinued operations	—	—	(61)
	$11,547	$7,784	$7,916

Basic income (loss) per share
- From continuing operations	$0.28	$0.19	$0.20
- From discontinued operations	—	—	—
	$0.28	$0.19	$0.20

(1)       Income from continuing operations before depreciation and amortization, financial income (expense), foreign exchange gain (loss), other income, income taxes and minority interest. This earnings measure does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of net cash flows from operating activities (see “Accounting Matters — Non-GAAP Financial Measures”).

The following provides a high level overview of the consolidated results of the Company. Please refer to the segmented results for more detailed explanations.

Comparison of Years Ended December 31, 2006 and 2005

The financial results for the year ended December 31, 2005 were negatively affected by the extended shutdown period that occurred in the sterile products area of the Company’s contract manufacturing. Accordingly, all comparative variances on a consolidated basis and in the contract manufacturing section reflect the impact of the extended shutdown in 2005.

Consolidated revenues for the year ended December 31, 2006 are 12% higher compared to 2005.

Consolidated product sales have grown by $11 million, or 15%, for the year ended December 31, 2006 compared to 2005, driven by lyophilization revenue (sterile products) in contract manufacturing and Sodium Iodide I-131 sales in the radiopharmaceutical business. (see the Contract Manufacturing segment discussion below).

Radiopharmaceutical product sales grew 12% driven by radioiodine sales in the U.S. including diagnostic capsules which were introduced in the U.S. market place in the second quarter of 2006.

Consolidated product gross margin percentages for the year ended December 31, 2006 increased to 44% as compared with 36% for 2005. The increase reflects a better mix of higher margin business in both operating segments, especially sterile product volume in contract manufacturing.

Royalty and licensing revenue decreased for the year ended December 31, 2006 compared with 2005. The decrease in royalty and licensing revenue for the year ended December 31, 2006 compared to 2005 reflects the receipt of a $0.9 million contingent milestone payment from Shire in 2005.

As a percentage of product sales, SG&A expenses were 23% for the year ended December 31, 2006 compared to 22% for 2005. The 20% increase in SG&A expenses in absolute dollar terms (excluding the impact of foreign currency translation) for the year ended December 31, 2006 as compared with 2005 was driven by the inclusion of non-cash stock-based compensation costs beginning January 1, 2006 coupled with increased incentive plan accruals based on the Company’s financial performance for 2006 relative to 2005.  The impact of the strengthening of the Canadian dollar for much of 2006 relative to 2005 increased the nominal value of SG&A expenses for 2006 relative to 2005.

R&D expenditures increased slightly for the year ended December 31, 2006 compared to 2005 due to the work related to specific phases of the Company’s development activities related to Sestamibi and the “next-generation” Technetium Generators as the Company completed stages of activities with respect to both initiatives late in 2006. These products are described in the Radiopharmaceuticals section.

Depreciation and amortization expense for the year ended December 31, 2006 increased by 13% over 2005 following the commencement of depreciation charges on the Company’s contract manufacturing capital upgrades.

The majority of the costs of the Canadian operations are denominated in Canadian dollars. As the level of revenues denominated in U.S. dollars and other foreign currencies increases relative to the underlying cost structure, the Company’s overall gross profit margins and SG&A expenses are affected. The impact is not material on the overall financial performance for the year.

The net foreign exchange gain for the year ended December 31, 2006 was $282,000 compared to a loss of $398,000 for 2005. As a result of the impact of the weakening of the Canadian dollar late in 2006, a foreign exchange gain was earned on U.S. dollar denominated monetary items in 2006, whereas the strengthening of the Canadian dollar late in 2005 created a foreign exchange loss.

Net financial income for 2006 was $347,000 compared to an expense of $29,000 in 2005 due to significant interest income generated from surplus cash.

For the year ended December 31, 2006, the Company recorded an income tax expense, expressed as a percentage of pre-tax earnings of 26%.  The Company’s effective tax rate will vary from the statutory tax rate depending on the mix of income combined with the statutory rates in the respective jurisdictions in which the Company operates. The level of tax credits generated from R&D activities in the radiopharmaceutical business also has the impact of lowering effective tax rates. Benefits related to loss carryforwards not previously recognized were not material in 2006 compared to 2005.

The effective tax rate for 2006 was higher than in 2005 due to a one-time adjustment to revalue the Company’s income tax assets to a lower rate following the enactment of a statutory rate change to Canadian federal taxes in the second quarter of 2006.

The basic weighted average number of common shares outstanding during 2006 was 41,592,507 and increased from 41,471,798 for 2005, primarily as a result of the exercise of stock options offset by the shares purchased for cancellation under the Company’s Normal Course Issuer Bid.

Comparison of Years Ended December 31, 2005 and 2004

Consolidated revenues of $79.4 million for the year ended December 31, 2005 represented an increase of 15% compared with 2004.

Product sales increased 18% or $11.3 million for the year ended December 31, 2005 compared to 2004. The increase related to continued growth in contract manufacturing revenues, specifically sterile operations, coupled with growth in the radiopharmaceutical segment and specifically Sodium Iodide I-131 sales to the U.S.  The growth in contract manufacturing was restrained during the second half of 2005 as a result of the extended shutdown period in contract manufacturing.

Product gross margin percentages for the year ended December 31, 2005 were similar compared to 2004. While overall volumes increased, the business mix shifted from the higher margin radiopharmaceutical business to the relatively lower margin contract manufacturing businesses. Furthermore, as a result of the extended shutdown period in contract manufacturing, unabsorbed fixed manufacturing costs and the cost of unused capacity related to reduced production had a negative impact on margins for the second half of 2005.

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

Absolute product gross margins increased for the year ended December 31, 2005 relative to 2004 as a result of a stronger Canadian dollar and its positive impact on margins for products priced in Canadian dollars. However, the impact is largely offset by the increase in SG&A costs strictly related to foreign currency translation. Since almost all SG&A expenses are incurred in Canadian dollars, the strengthening of the Canadian dollar beginning in early 2004 has resulted in an increase in SG&A expenses in 2005 relative to 2004. Changes to foreign exchange rates did not, however, have a material impact on product gross margin percentages or net income.

For the year ended December 31, 2005 compared with 2004, royalty and license revenues decreased 16%; however, the impact of the completion of the amortization of the deferred revenue related to the SpectroPharm product line as of January 31, 2005 was partially offset by the receipt of $0.9 million in contingent milestones from Shire, which the Company earned in the first quarter of 2005.

In absolute dollar terms, the increase in SG&A expenses was 22% for the year ended December 31, 2005 (or 14% excluding foreign currency fluctuations) over 2004. Excluding the impact of foreign currency reporting as described below, the increase in SG&A expenses was due to the one-time costs related to the

Company’s exiting the BrachySeed® product line, severance costs related to the Company’s initial steps taken to reduce its overhead cost structure and process improvement initiatives focused in contract manufacturing.

Approximately $1.1 million of the increase in SG&A spending for the year ended December 31, 2005 relative to 2004 was a consequence of increased costs in Canadian dollars relative to U.S. dollars as a result of the strengthening of the Canadian dollar beginning in early 2004.  This resulted from virtually all SG&A costs being denominated in Canadian dollars.

For the year ended December 31, 2005, R&D costs increased 8% relative to 2004 due to activities related to FIBRIMAGE® and INFECTON®.  The increased expenditures were primarily attributable to clinical trial activities for INFECTON®, coupled with costs associated with the detailed review of FIBRIMAGE® Canadian Phase III results and the assessment of optimal Phase III protocols for the U.S. by the expert medical advisory panel assembled by the Company.

Depreciation and amortization expenses for the year ended December 31, 2005 increased 1% over 2004 following the completion of the installation and the validation of the Company’s second lyophilization unit. This expense was offset by the completion of amortization of intangibles related to the SpectroPharm product line.

For the years ended 2004 and 2005, the impact of foreign exchange on the Company’s results was similar due to the strengthening of the Canadian dollar over those two years.

Interest expense and bank charges decreased for the year 2005 compared to 2004 due to repayment of third party debt at the end of 2004.

The effective tax rate for the year ended December 31, 2005 was 17%, or 24% excluding the benefits of R&D tax credits.  The Company benefited during 2005 from statutory tax rate changes that increased the value of the Company’s loss carryforwards and from tax credits related to R&D spending. During 2005 the Company further benefited by approximately $400,000 through recognition of the lower effective statutory tax rate attributable to milestone payments received and through withholding tax refunds received in the quarter but not previously estimated to be recoverable.

The Company’s effective tax rate will vary from the statutory tax rate depending on the mix of net income and the statutory rates in the respective jurisdictions in which the Company operates. The level of tax credits generated from R&D activities in the radiopharmaceutical business also had the impact of lowering effective tax rates by $642,000 for 2005.

The basic weighted-average number of common shares outstanding during 2005 was 41,471,798 and increased from 39,886,219 in 2004 due mainly to the exercise of stock options.

RADIOPHARMACEUTICALS

(in thousands of U.S. dollars) (U.S. GAAP)

	2006	2005	2004

Revenues
Product sales	$21,508	$19,290	$17,172
Royalty and licensing	(3)	9	—
	$21,505	$19,299	$17,172

Product gross margin	$13,433	$11,593	$10,028
% of Product sales revenues	62.5%	60.1%	58.4%
SG&A	(4,380)	(4,660)	(3,906)
R & D	(2,372)	(2,103)	(1,948)
EBITDA(1)	6,678	4,839	4,174
% of Revenues	31.1%	25.1%	24.3%
Depreciation and amortization	(1,110)	(1,047)	(949)
Operating income	5,568	3,792	3,225
% of Revenues	25.9%	19.6%	18.8%

(1)  See “Accounting Matters — Non-GAAP Financial Measures.”

Nuclear medicine imaging and therapeutic agents are the focus of the Company’s radiopharmaceutical division, DRAXIMAGE, which develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized Technetium-99m (“TC-99m”) kits used in nuclear medicine imaging procedures and a line of imaging and therapeutic products labelled with a variety of isotopes including Sodium Iodide I-131. DRAXIMAGE has a number of products in late-stage development including a generic Sestamibi injection (for which the Company filed an Abbreviated New Drug Approval (“ANDA”) with the U.S. Food and Drug Administration (“FDA”) in February 2007), a lyophilized product that is widely used for Technetium-based cardiac imaging studies, a “next-generation” version of a Technetium Generator, and INFECTON®, for imaging infection.

Comparison of Years Ended December 31, 2006 and 2005

Revenues for the year ended December 31, 2006 increased by 11% (or close to 20% excluding brachytherapy products, which the Company stopped selling late in 2005) compared to 2005 primarily as a result of the increase in product sales from radioiodine products and, specifically, Sodium Iodide I-131 sales to the U.S. , including diagnostic capsules. The increase is related to higher volumes resulting from greater U.S. market penetration.

On January 13, 2006, the Company received approval from the FDA regarding its supplemental new drug application for Sodium Iodide I-131 Capsules USP, Diagnostic-Oral.  These diagnostic Sodium Iodide I-131 capsules are intended to be used by physicians to perform radioactive iodide uptake tests to evaluate thyroid function prior to treatment with stronger therapeutic doses of Sodium Iodide I-131. The Company introduced the new diagnostic capsules into the U.S. marketplace during the second quarter of 2006 to qualified/approved nuclear physicians and/or radiopharmacists.

For the year ended December 31, 2006 product gross margin increased to 63% for the year ended December 31, 2006 compared to 2005, reflecting the positive impact of Sodium Iodide I-131 sales and the strategic focus on higher margin products that led to the divestment of the brachytherapy product line in late 2005.

R&D expenditures for the year ended December 31, 2006 as compared to 2005 increased 13% due to the ramping up of product development activities, in particular activities related to Sestamibi and Technetium Generators (see below).

SG&A expenses decreased by $0.3 million for the year ended December 31, 2006 compared to 2005 due mainly to one-time costs relating to the Company’s exit from the brachytherapy business during the fourth quarter of 2005.

Operating income increased 47% to $5.6 million for 2006 as compared to 2005 driven by increased volumes and margins as described above.

Depreciation and amortization expense for this segment was relatively unchanged in nominal dollars in 2006 compared to the year ended December 31, 2005.

Radiopharmaceutical Product Development Strategy

On March 27, 2006 the Company announced that it had realigned its priorities for the R&D of new radiopharmaceutical products that it believes will drive future growth. Priorities for product development were established based on several factors, including time to market, customer needs, size of target markets, cost of development and expected regulatory challenges for the various opportunities. The Company believes that this realignment will be the significant driver for material growth in the radiopharmaceutical segment. DRAXIMAGE is now focused on developing products that it believes will replace or improve upon several products that are currently in the nuclear medicine marketplace, but that have or will have ceased to be protected by patents in key markets in the near term.

The following summarizes the status of current significant initiatives:

DRAXIMAGE® Sestamibi

As announced on February 2, 2007, DRAXIMAGE submitted an ANDA to the FDA for its generic kit for the preparation of Tc-99m Sestamibi for injection (“DRAXIMAGE® Sestamibi”), a nuclear medicine imaging agent used in myocardial perfusion imaging (“MPI”) to evaluate blood flow to the heart in patients undergoing cardiac tests.

According to AMR/Arlington Medical Resources, in 2005 there were more than 7 million cardiac studies conducted in the U.S. out of a total of over 15 million nuclear medicine procedures, making MPI the most widely performed nuclear medicine scan. Recent market research indicates that existing MPI products generate revenues in excess of $500 million annually in the U.S. and that the imaging agent most often used in conducting MPI procedures is Sestamibi labelled with the radioactive isotope Tc-99m.

The filing of the ANDA with the FDA represented the achievement of a key milestone in the DRAXIMAGE® Sestamibi project schedule.

Technetium Generators

A second opportunity that is currently being pursued by DRAXIMAGE is the production and distribution of a “next-generation” version of a Technetium Generator, which is the source of Technetium in virtually every radiopharmacy worldwide. Nearly 90% of generators are located in radiopharmacies and the rest are in other institutions, such as hospitals and clinics. DRAXIMAGE is in discussion with potential development, marketing and distribution partners for this project. Prototype versions of our “next-generation” Technetium Generator have been built and are undergoing evaluation. The feedback from our evaluation will help drive the product development process.

European Entry

DRAXIMAGE is continuing its efforts to obtain registrations in European markets for four of its existing products that are currently approved and sold in Canada or the U.S. In February 2005, DRAXIMAGE received approval from the Dutch regulatory authority for its Kit for the Preparation of Technetium Tc-99m Albumin Aggregated Injection (“MAA Kit”). Initial approval in the Netherlands allowed DRAXIMAGE to initiate the Mutual Recognition Procedure (“MRP”) in pursuit of further regulatory approvals for this product in several additional European Union countries.

Additional initial European approvals for the majority of other diagnostic imaging products are anticipated to be received during 2007. DRAXIMAGE is in advanced discussions with a potential European based commercial partner to initially target the larger markets in Germany, France, Italy, Spain and the U.K. via a strategic alliance. The strategic alliance could also potentially serve as a means for DRAXIMAGE to expand its product catalogue in North America as well as in Europe. The Company expects to conclude such discussions during 2007.

INFECTON®

For the medium term, the key opportunity being pursued by DRAXIMAGE is the continued development of INFECTON®, a novel diagnostic radiopharmaceutical product for imaging infection. Three Phase II clinical trials were completed and a fourth was discontinued due to a change of market focus. Studies to define the target market population and appropriate clinical trial applications are now being used to guide preparations for further development studies. An expert panel, comprised of respected nuclear medicine specialists and microbiologists, was assembled and this expert panel reviewed the preliminary scientific and clinical data together with the outcome of the market research studies. The role of the expert panel was to assess the results to date, review potential target markets, and advise DRAXIMAGE on the design of future clinical studies and appropriate indications. The preliminary report of the expert panel recommended that the product be reformulated for orthopaedic-related indications and the assessment of such potential formulations is under way.

Others

DRAXIMAGE has also identified additional new product opportunities in the area of non-radioactive contrast media that are used in the medical imaging field and is pursuing potential product development strategies to leverage both its position in the marketplace and its preferred access to appropriate production process expertise. Contrast media products are injectable liquids produced in highly-specialized cGMP sterile production facilities, such as those in place at DRAXIS’ facilities that are currently used to produce certain diagnostic imaging products marketed by DRAXIMAGE. The North American market for contrast media has been estimated to be valued at approximately $1.6 billion and it is believed to be growing, driven largely by the continued growth of computer tomography (“CT”) and enhanced magnetic resonance imaging (“MRI”) procedures.

DRAXIMAGE has received approval from the FDA to run two clinical trials using radioactive Iobenguane I-131 Injection (also known as “131I-metaiodobenzylguanidine”, or “I-131 MIBG”) to treat high risk neuroblastoma, a rare form of cancer that affects mostly infants and young children.

DRAXIMAGE will provide I-131 MIBG for two clinical trials approved by the FDA under a recently submitted Investigational New Drug (“IND”) application. One trial is a Phase II study in which I-131 MIBG will be administered with intensive chemotherapy and autologous stem cell rescue for high risk neuroblastoma patients. The second trial is a Phase I study in which irinotecan and vincristine, two common chemotherapy agents, will be administered in combination with I-131 MIBG to determine safety and tolerability in patients with resistant/relapsed high risk neuroblastoma.

Comparison of Years Ended December 31, 2005 and 2004

Revenues for the year ended December 31, 2005 increased 12% compared with 2004, primarily as a result of higher product sales from radioiodine products and, specifically, Sodium Iodide I-131 sales to the U.S. The increase was related to higher volumes resulting from greater U.S. market penetration.

As described above, during the first quarter of 2005, the Company received approval from the Dutch regulatory authority for its Kit for the Preparation of Technetium Tc-99m Albumin Aggregated Injection (MAA Kit). Approval in the Netherlands allowed DRAXIMAGE to initiate the MRP in pursuit of further regulatory approvals for this diagnostic imaging product in additional European Union countries. This approval was a key milestone in the strategic plan to introduce several additional DRAXIMAGE branded products into a number of European markets.

For the year ended December 31, 2005, product gross margin was stronger compared to 2004 due to the increased market penetration of higher margined products like Sodium Iodide I-131coupled with the positive impact of the Company’s decision to exit the brachytherapy market.

R&D expenditures increased slightly for the year ended December 31, 2005 as compared to 2004 due to the activities related to FIBRIMAGE® and INFECTON®. Specifically, the increased expenditures were mainly for clinical trial activities for INFECTON® coupled with costs associated with the ongoing detailed review of FIBRIMAGE® Canadian Phase III results and activities of the expert medical panel related to the strategy for the further product development and design and assessment of Phase III clinical trial protocols for the U.S.

The report and recommendations of this expert panel were used to assess the strategy for further development of FIBRIMAGE® and design and assessment of Phase III clinical trial protocols for the U.S. No significant work related to FIBRIMAGE® took place following the recommendations of the expert panel in 2006.

SG&A expenses increased for the year ended December 31, 2005 compared to 2004 mainly due to one-time costs relating to the Company’s exit from the brachytherapy market and costs of market research studies and activities.

The Company incurred approximately $457,000 of one-time costs associated with the exit of the brachytherapy business during 2005. Over 60% of the costs incurred related to accrual of license termination costs related to the business and is included in SG&A expense. The remainder of the exit costs related to unused inventory components is included in cost of goods sold. The majority of capital equipment used in the BrachySeed® product line, specifically the robotic equipment, is being redeployed in both the radiopharmaceutical and contract manufacturing segments.

Depreciation and amortization expense for this segment increased 10% for the year ended December 31, 2005 compared to 2004 due to the amortization of costs related to the upgrade of warehousing and shipping facilities completed late in 2004.

CONTRACT MANUFACTURING

(in thousands of U.S. dollars) (U.S. GAAP)

	2006	2005	2004

Revenues
Product sales	$64,731	$54,743	$46,461

Product gross margin	$23,215	$14,628	$11,530
% of Product sales revenues	35.9%	26.7%	24.8%
SG&A	(6,487)	(5,086)	(3,492)
EBITDA(1)	16,728	9,542	8,038
% of Revenues	25.8%	17.4%	17.3%
Depreciation and amortization	(3,688)	(3,105)	(2,417)
Operating income	13,040	6,437	5,621
% of Revenues	20.1%	11.8%	12.1%

(1)   See “Accounting Matters — Non-GAAP Financial Measures.”

Manufacturing comprises the Company’s manufacturing division, DRAXIS Pharma, which is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square foot facility located in Montreal, Canada, DRAXIS Pharma manufactures certain pharmaceutical products (specifically, cold kits) for DRAXIMAGE, as well as for over 25 other pharmaceutical clients in many international jurisdictions.

Comparison of Years Ended December 31, 2006 and 2005

As stated in prior disclosures, beginning in March 2006, production run rates in the sterile area were back at levels expected for the contract manufacturing operations prior to the shutdown issues of late 2005 and actually exceeded previous normalized levels in part due to the contribution of the second lyophilization unit, which came on line in 2005. The impact of the extended shutdown in 2005 also negatively affected results for the fourth quarter of 2005. Since the shutdown for 2006 was completed in the third quarter of 2006 as planned, fourth quarter results for 2006 as compared to 2005 are significantly stronger.

For the year ended December 31, 2006, revenues increased by $10 million or 18% over 2005. The increase was due to increased commercial production of Hectorol® Injection for Genzyme Corporation (“Genzyme”), growth in GlaxoSmithKline (“GSK”) volumes and increases in lyophilized product production.

For the year ended December 31, 2006, sterile volumes accounted for 80% of product revenues compared to 76% for 2005.

Product gross margin percentage for the year ended December 31, 2006 increased to 36% compared to 27% for 2005, driven by a higher ratio of sterile to non-sterile product revenues and the dilutive impact of the extended shutdown on 2005 product gross margins. The extended shutdown period in 2005 negatively affected product gross margin percentage by at least 5% during the second half of 2005.

For the year ended December 31, 2006, SG&A expenses rose by $1.4 million compared to 2005 as a result of incentive plan accruals, the provision for past due receivables and process improvement initiatives, including information system and technology initiatives. Historically, the Company has not incurred significant provisions for past due receivables. SG&A expenses are also inflated for the year ended December 31, 2006 by the strengthening of the Canadian dollar relative to the U.S. dollar for most of 2006 (relative to 2005), since the vast majority of SG&A expenses are denominated in Canadian dollars.

Depreciation and amortization for the year ended December 31, 2006 increased 19% over 2005, due principally to completed capital projects in 2005, which provided for increased lyophilization and autoclave capacity.

Operating income for all of 2006 increased to $13 million (20% of revenues) compared to $6 million (12% of revenues) for 2005. The increase was driven by higher product sales and product gross margins, partially offset by higher SG&A expenses.

While the Company’s success has been driven by its strategy to focus on higher margin sterile products, the Company also believes there is opportunity to benefit from the unused capacity in its non-sterile area. The Company is currently in the advanced stages of negotiations to secure significant new non-sterile business but has not yet concluded contractual arrangements for such business. It is difficult to predict when contractual arrangements will be finalized if the negotiations are successful as such arrangements can take months to negotiate and close. Disclosure of the nature of any contractual arrangements will be made upon signing of a definitive agreement.

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

Revenues for the year ended December 31, 2005 increased $8.3 million or 18% over 2004, even factoring in the negative impact of the extended shutdown. The increase was due to increased demand for the production of Hectorol® Injection for Genzyme and products under the Company’s GSK contract. GSK production rose throughout 2004 as GSK obtained regulatory approvals for products manufactured by the Company in additional foreign markets. Throughout 2004 and into 2005, the Company increased its output capacity through additional production shifts for its sterile business and intends to continue to do so as a result of increasing demand.

Sterile products have accounted for all of the product sales growth on a year-to-date basis. Sterile products represented 76% of manufacturing revenues on a year-to-date basis in 2005 compared to 67% for 2004.

The second lyophilization unit, which was fully installed and validated by early 2005, did not contribute a significant amount of incremental revenues in 2005 since much of the activity on the second lyophilizer was in support of meeting customer demand displaced from the third quarter of 2005 as a result of the extended shutdown period. The extended shutdown did, however, significantly slow the pace at which the Company was able to carry the normal commercial activities on its second lyophilization unit. This resulted from the focus being placed on ensuring that existing customer demand and requirements were met. Capacity was, accordingly, largely reserved for that purpose in the latter part of 2005.

Product transfer and validation activities are necessary as a precursor to significant commercial volumes and do not create significant revenues, although they consume significant available capacity. Revenues from the second lyophilization unit increased beginning in 2006 and are expected to increase more significantly into 2007 since the Company refocused activities back to new product introductions and new contract negotiations in 2006.

Product gross margin percentage for the year ended December 31, 2005 increased to 27% from 25% compared to 2004. The increases were related to volume growth, principally of higher margin sterile products, that had taken place prior to the extended shutdown period. The volume growth was made possible by increasing the capacity for manufacturing sterile products through the introduction of additional production labour. Improved capacity utilization directly resulted in higher margins through substantially improved absorption of overhead costs. The extended shutdown in 2005 had the impact of lowering product gross margin percentage for the full year by between 2% to 4% and at least 5% over the final six months of 2005.

Excluding the impact of foreign currency translation, the increase in SG&A expenses for the year ended 2005 compared to 2004 related to the investment in process improvement initiatives and severance costs of $250,000 related to steps taken to reduce the overhead cost structure in contract manufacturing. The Company has embarked on process improvement initiatives aimed at enhancing information systems and information technology to improve efficiency and productivity in the key processes of production planning, manufacturing and quality control product release. We believe the process improvement initiatives will, over time, increase throughput of volumes within the existing manufacturing footprint and thereby increase capacity. Furthermore, the Company expects to increase operating margins over time through the application of more efficient processes.

Since virtually all SG&A costs are denominated in Canadian dollars and translated into U.S. dollars, the strengthening of the Canadian dollar beginning in early 2004 resulted in inflated SG&A costs upon translation into U.S. dollars of about $346,000 for the year ended December 31, 2005. These costs were offset by overall growth of absolute margins upon translating Canadian denominated sales into U.S. dollars.

Depreciation and amortization increased 29% for the year ended December 31, 2005 over 2004, due principally to completed capital projects including additional autoclave capacity, and following the completion of the installation and validation of the Company’s second lyophilization unit in the second quarter of 2005.

The Company announced on September 1, 2005 that it renewed its production outsourcing arrangement with Pfizer Canada Inc., Pfizer Consumer Healthcare division. The new three-year manufacturing agreement became effective as of January 1, 2005 and will allow the Company to continue to produce several non-prescription products as one of a select number of approved suppliers to Pfizer Consumer Healthcare Canada. On December 20, 2006 the Company was advised that Johnson & Johnson, Inc. had purchased Pfizer’s Consumer Healthcare business and that the agreement was assigned to Johnson & Johnson, Inc.

CORPORATE AND OTHER

(in thousands of U.S. dollars) (U.S. GAAP)

	2006	2005	2004
Revenues
Product sales	$295	$499	$274
Intercompany eliminations	(2,989)	(1,543)	(2,214)
Royalty and licensing	2,124	3,134	4,326
Anipryl® deferred revenues	3,301	3,301	3,301
	$2,731	$5,391	$5,687

Product gross margin	$(186)	$(68)	$342
SG&A	(8,558)	(6,439)	(5,868)
EBITDA(1)	(3,319)	(72)	2,101
% of Revenues	-121.5%	-1.3%	36.9%
Depreciation and amortization	(337)	(393)	(1,091)
Operating (loss) income	(3,656)	(465)	1,010
% of Revenues	-133.9%	-8.6%	17.8%

(1)   See “Accounting Matters — Non-GAAP Financial Measures.”

The Corporate and Other segment comprises: amortization of deferred revenues, royalties and expenses associated with the Company’s business agreements with Pfizer Inc. with respect to Anipryl®; revenues related to royalties and milestones from Shire in connection with the divestiture of DRAXIS Pharmaceutica; non-allocated corporate expenses and intercompany eliminations. The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Comparison of Years Ended December 31, 2006 and 2005

Corporate revenues for the year ended December 31, 2006 were $2.7 million lower compared to 2005 due to the receipt of a contingent milestone payment of $0.9 million from Shire included in 2005 results and higher intercompany eliminations. Intercompany eliminations increased for the year ended December 31, 2006 compared to 2005 due to higher volumes of cold kits manufactured by the contract manufacturing segment for the radiopharmaceutical segment.

As indicated in prior disclosures, substantially all deferred revenues related to the amortization of previously received Anipryl® milestones terminated on December 31, 2006. The amortization of these deferred revenues has previously resulted in non-cash revenues of $0.8 million per quarter or $3.3 million per year (see Outlook).

Depreciation and amortization expense in this segment in 2006 was relatively flat as compared to 2005 since the Company had fully amortized product rights related to the SpectroPharm line in January 2005.

Operating loss for the year ended December 31, 2006 was $3.2 million higher than for 2005 due to the receipt of a contingent milestone payment of $0.9 million from Shire included in 2005 results, the inclusion of stock-based compensation costs in SG&A expenses effective January 1, 2006 and increased incentive accruals for 2006.

Comparison of Years Ended December 31, 2005 and 2004

Revenues related to the corporate segment were lower in 2005 compared to the fourth quarter 2004 due to a reduction of deferred revenue amortization offset by lower inter-segment eliminations. In addition, as of January 31, 2005, all deferred revenue related to the SpectroPharm line of products was fully amortized. The amortization of deferred revenue related to the SpectroPharm line had accounted for approximately $500,000 of non-cash revenues per full quarter.

Also during 2005, revenues for this segment included the receipt of contingent milestones of $0.9 million from Shire, which the Company earned in early 2005, partially offset by a reduction of deferred revenue amortization. The contingent milestones were earned based on market driven conditions related directly to product sales.

Depreciation and amortization expense in this segment in 2005 decreased as compared to 2004 since the Company had fully amortized product rights related to the SpectroPharm line in January 2005.

SG&A expenses increased $571,000 for the year ended 2005 compared with 2004 due to incremental spending on corporate business development activities, regulatory compliance costs related to the Sarbanes-Oxley Act of 2002 and the impact of foreign exchange in the translation of Canadian denominated costs to U.S. reporting dollars. Aside from the impact of foreign currency, none of the factors noted increased SG&A expenses by more than $200,000 individually. As a result of the strengthening of the Canadian dollar versus the U.S. dollar since early 2004, approximately $438,000 of the SG&A expenses for 2005 were related solely to foreign currency translation.

Operating income from this segment decreased compared to 2004 due to the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

(in thousands of U.S. dollars) (U.S. GAAP)

	2006	2005	2004

Cash and cash equivalents	$21,446	$12,390	$5,926
Restricted cash	—	—	$428
Non-financial working capital (net)(1)	$21,247	$18,890	$18,397
Total debt (current and long-term)	—	—	—

Cash flows from operating activities	$16,450	$9,717	$5,129
Cash flows used in investing activities	($5,993)	($4,380)	($4,290)

(1)   Excluding cash and cash equivalents, restricted cash, current portion of deferred revenues and customer deposits.

	Feb 23, 2007	2006	2005	2004

Common shares issued and outstanding	41,837,140	41,522,138	41,588,005	41,015,326
Warrants issued and outstanding(2)	—	—	1,526,718	1,526,718
	2,362
Stock options outstanding	993	2,257,995	2,652,620	2,753,232
Outstanding options as a% of outstanding shares	5.6%	5.4%	6.4%	6.7%

(2)   Each whole warrant entitled the holder to acquire one common share at a price of CDN$8.50, subject to certain adjustments, any time prior to April 24, 2006. All warrants expired unexercised on April 24, 2006.

Cash and cash equivalents as of December 31, 2006 totalled $21.4 million as compared with $12.4 million as of December 31, 2005 and $5.9 million as at December 31, 2004. The increase is attributable to the increasing cash earnings of the Company and proceeds from the exercise of stock options offset by capital expenditures and funds used to buy back the Company’s shares under the 2006 Issuer Bid. In management’s opinion, the Company has sufficient funds to meet its present working capital requirements.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds that invest in high quality short-term securities. All investments as of December 31, 2006, 2005 and 2004 had less than three months maturity. As at December 31, 2006 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way.

For the year ended December 31, 2006, net operating cash flows were $16.4 million compared to $9.7 million for 2005 and $5.1 million for 2004. The year-over-year increases in net operating cash flows have been driven by increased volumes in the Company’s two core businesses partially offset by a higher investment in working capital.

Non-financial working capital, comprising accounts receivable, inventories, prepaid expenses, current deferred income tax assets, accounts payable and accrued liabilities, as at December 31, 2006 increased compared to December 31, 2005 and December 31, 2004 due mainly to increased receivable levels related to volume growth and timing of collection of receivables.

Capital expenditures for the year ended December 31, 2006 are mainly attributable to expenditures to improve operating efficiencies in production areas, increase manufacturing capacity and infrastructure upgrades, namely to the Company’s information technology and SAP platforms. Infrastructure upgrade expenditures from existing programs are expected to continue into the first half of 2007. Capital expenditures for 2004 and 2005 were mainly to due to the installation and validation of the Company’s second lyophilization unit.

All third party debt was repaid at the end of 2004 (see Bank Financing).

Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options generated $1.9 million for the year ended December 31, 2006 compared with $1.6 million for 2005 and 2004.

The following table summarizes the Company’s major contractual cash obligations as of December 31, 2006:

	Payment due by end of:
Contractual Obligations	Total	2007	2008	2009	2010	2011	Thereafter
Operating leases	45	16	16	11	2	—	—
Service contracts	370	271	82	17	—	—	—
Milestone obligations	1,100	150	150	150	150	250	250
Total contractual obligations	1,515	437	248	178	152	250	250

All contractual obligations related to 2006 and 2005 were fully paid as of December 31, 2006 and December 31, 2005 respectively.

In addition to the above, the Company may be obligated to make certain royalty payments based on related product sales and milestone payments based on the achievement of certain specified events.

The amount, timing and likelihood of these royalty payments are not determinable as they mainly relate to products being developed and not yet approved by the applicable regulatory authorities.

Bank Financing

The Company has the following credit facilities available, expiring June 2007:

—                CDN$15 million or U.S.$equivalent operating facility payable within 364 days upon drawing upon the facility. The operating facility can be extended by one year upon agreement with the lender. As at December 31, 2006, no amount was drawn under this facility.

—                CDN$10 million or U.S.$equivalent term facility, repayable in full at the end of the term. As at December 31, 2006, 2005 and 2004 no amount was drawn under this facility.

As of December 31, 2006, a letter of credit was issued to the Company’s payroll provider in the amount of $621,000 which expires on March 25, 2007.

Interest under the credit facilities (both term and operating) is based on the bank’s prime lending rate provided that the Company meets certain ratios, which as at December 31, 2006 were met.

Amounts drawn under both credit facilities would be secured by specific assets of DRAXIS Specialty Pharmaceuticals Inc., and shares and guarantees of certain other subsidiaries.

The Company was in compliance with all lending covenants as at December 31, 2006, 2005 and 2004.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Research and Developments, Patents and Licenses

In accordance with SFAS No.2 Accounting for Research and Development Costs, research and development costs are expensed in the period in which they are incurred. Acquired research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are purchased from others for a particular research and development project that have no alternative future use is written off at the time of acquisition.

In the last three fiscal years ended December 31, 2004, December 31, 2005 and December 31, 2006, the Company has spent $1,948,000, 2,103,000 and 2,372,000 respectively on Research and Development expenses.

SELECTED ANNUAL INFORMATION

(in thousands of U.S. dollars, except share related data) (U.S. GAAP)

	2006	2005	2004

Revenues
Product sales	$83,545	$72,989	$61,693
Royalty and licensing	2,121	3,143	4,326
Anipryl® deferred revenues	3,301	3,301	3,301
	$88,967	$79,433	$69,320

Net income (loss)
- From continuing operations	$11,547	$7,784	$7,977
- From discontinued operations	—	—	(61)
	$11,547	$7,784	$7,916

Basic income (loss) per share
- From continuing operations	$0.28	$0.19	$0.20
- From discontinued operations	—	—	—
	$0.28	$0.19	$0.20

Diluted income (loss) per share
- From continuing operations	$0.28	$0.18	$0.19
- From discontinued operations	—	—	—
	$0.28	$0.18	$0.19

Total assets	$105,962	$95,820	$88,785
Total long-term financial liabilities	990	308	—

SUMMARY OF QUARTERLY RESULTS

(in thousands of U.S. dollars, except share related data) (U.S. GAAP)

	Q4, 2006	Q3, 2006	Q2, 2006	Q1, 2006	Q4, 2005	Q3, 2005	Q2, 2005	Q1, 2005

Revenues
Product sales	$23,106	$19,788	$23,003	$17,648	$17,273	$16,034	$19,176	$20,506
Royalty and licensing	465	617	437	603	562	598	470	1,514
Anipryl® deferred revenues	825	825	825	825	825	825	825	825
	$24,396	$21,230	$24,265	$19,076	$18,660	$17,457	$20,471	$22,845

Net income	$3,687	$2,604	$3,564	$1,692	$1,067	$1,069	$2,353	$3,295

Basic income per share	$0.09	$0.06	$0.09	$0.04	$0.03	$0.03	$0.06	$0.08

Diluted income per share	$0.09	$0.06	$0.09	$0.04	$0.03	$0.03	$0.06	$0.08

MAJOR TRENDS IN QUARTERLY NUMBERS

The quarterly numbers reflected in the above table reflect the significant trends described below. For more detailed explanations, please refer to management’s discussion and analysis of financial condition and results of operations (“MD&A”), filed on a quarterly basis on SEDAR and with the Securities and Exchange Commission on Form 6-K. The MD&A for the quarter ended December 31, 2006 is incorporated herein by reference.

Commencing in the second quarter of 2003, the contract manufacturing segment began a significant ramp-up of shipments of Hectorol® Injection for Genzyme and products under its GSK manufacturing agreements. This resulted in a positive upward trend in revenue mainly in contract manufacturing and increasing margins due to the higher margin sterile business and the financial benefits of improved capacity utilization. The major trend in revenues has been the shift in business in contract manufacturing where sterile product revenue occupies a higher share of overall revenue driven by the GSK and Genzyme business. This trend continued through 2004 and into the third quarter of 2005. The result was increasing volume and associated product gross margins in contract manufacturing.

During the third quarter of 2004, there were production breaks caused by normal shutdown activities to perform maintenance and complete capital expenditure projects. The effect in contract manufacturing was to reduce volumes and margins due to production downtime resulting in higher unabsorbed overhead costs.

However, during the third quarter of 2005, the Company’s contract manufacturing operation extended its scheduled shutdown period at the beginning of the third quarter in the sterile area in order to correct an electrical panel failure and make associated repairs. The decision to revalidate the entire sterile area following these repairs and to recalibrate production schedules had material financial implications that hindered third and fourth quarter results in 2005. Finalizing and executing on production schedules in the fourth quarter of 2005 were further hindered by delays in receiving some component materials from suppliers. Production in contract manufacturing was ramping up towards normalized production levels by the end of the third quarter of 2005. The overall effect of the extended shutdown was to negatively affect the Company’s key financial metrics over the second half of 2005 and offset the significant growth achieved over 2004 in the first half of 2005. The impact on product gross margins in the second half of 2005 was approximately 5%. The peripheral impacts of the extended shutdown specifically as it related to production scheduling impacted overall results into February 2006.

Beginning March 2006, the Company returned to normalized production volumes. The contract manufacturing segment began achieving significant volume growth beginning with the second quarter of 2006 and extending to the end of 2006. The growth was driven by the sterile products area, in particular, by volume from two major customers, Genzyme and GSK. In addition, the Company benefited from the effects of the contribution of additional lyophilization capacity for 2006, which increased sterile lyophilization volumes in 2006 relative to 2005. Third quarter results for 2006 reflected the impact of a normal shutdown period in contract manufacturing. As the 2006 shutdown was completed on plan, the Company was able to return to volumes achieved in the second quarter of 2006 by the fourth quarter.

In the radiopharmaceutical segment, volumes have increased since the first quarter of 2003, related to the introduction of Sodium Iodide I-131 to the U.S. In the fourth quarter of 2004, a change in customer purchasing patterns occurred, which lowered cold kit sales to the U.S. below traditional levels in October and November. Cold kit sales returned to more traditional levels in 2005 and the primary driver for growth in 2005 remained the increasing penetration of Sodium Iodide I-131 in the U.S. Radioiodine sales (Sodium Iodide I-131) continued to drive sales growth in 2006 via increased U.S. market penetration including the introduction of diagnostic capsules into the U.S. marketplace. Overall, margins increased over 2005 due to the decision in late 2005 to discontinue sales of brachytherapy products.

Apart from the impact of foreign currency on the Company’s Canadian denominated SG&A spending, SG&A spending increased in 2005 due to costs of process improvement initiatives commencing in the second quarter of 2005, one-time costs associated with the exit of the brachytherapy product line, which occurred in the fourth quarter of 2005 and severance costs in the fourth quarter of 2005.  Effective January 1, 2006, the Company has included stock-based compensation costs in SG&A expenses as a non-cash item. This had the effect of lowering EPS by 2.3 cents for 2006 relative to 2005 or 0.6 cents per quarter during 2006. Fourth quarter 2006 results were impacted by accruals for long term incentive plan awards based on the Company’s financial performance in 2005.

Depreciation and amortization costs continue to rise over time. This reflects the capital expenditure programs implemented since 2002. This trend continued, specifically, as the second lyophilization unit was fully installed and validated in the first half of 2005.

Foreign exchange has impacted EPS to the extent of the strengthening of the Canadian dollar and its affect on the Company’s net monetary position held in U.S. dollars for 2005 resulting in a foreign exchange loss during 2005. The Canadian dollar weakened late in 2006 resulting in a foreign exchange gain on U.S. dollar denominated net monetary items.

Interest income has increased and become more significant as the Company eliminated debt levels at the end of 2004 and built up its interest bearing cash position since then.

The Company’s effective tax rate has been significantly below the statutory rate due to the recognition of previously unrecognized loss carryforwards. The Company’s ability to execute on tax planning opportunities has expanded as a result of the increased operating profits of its contract manufacturing segment, the amalgamation of its two core businesses effective January 1, 2005, and the purchase of all minority interest shareholdings of its contract manufacturing business on April 22, 2004. This trend is not expected to continue in the long term and the effective tax rate is expected to return closer to statutory levels, subject to the amount of R&D spending.  Over the short term and specifically in 2005, the Company benefited from the recognition of the lower effective statutory tax rate attributable to milestone payments received, and through withholding tax refunds received in the year but not previously estimated to be recoverable and changes to statutory tax rates resulting in one-time adjustments to the deferred income tax values. As expected, during 2006 income taxes moved closer to statutory levels less the positive impact of tax credits received on R&D expenditures.

Net cash flow from operating activities continues to grow with the increased volumes, subject to the required investment in working capital to support the ramp-up in business.  Net operating flows tend to be higher in the latter half of a year as incentive awards, insurance payments and tax installments tend to be made early in a year.

Capital expenditures tend to rise during and after shutdown periods (usually in the third quarter) when most installation activities take place. Information technology and SAP spending to upgrade both platforms accelerated in the second half of 2006.

OUTLOOK

The following section contains numerous forward-looking statements specifically pertaining to guidance. Management has included a narrative of the underlying factors and assumptions on which the forward-looking statements are based. While management believes that the basis for these forward-looking statements is reasonable, they are based on information currently available to management and, accordingly, actual results could differ materially from the forward-looking statements (see Forward-Looking Statements below for factors that could cause our results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements).

The Company’s ability to forecast revenue over shorter-term periods, especially quarterly targets, is very difficult and less accurate during periods in which significant changes are made to production schedules, whether due to production issues or changes to the size or timing of customer demand. While delays in receiving component parts are not unusual, when combined with production issues or customer timing changes, they can significantly impact revenues compared to forecasts for a given period. Furthermore, due to the complexity of sterile manufacturing and the rigors and demands of the quality testing and release process, anticipated shipment dates and the accompanying revenues can change from period to period based on the independent quality control process.  Accordingly, the Company does not and does not plan to provide specific quarterly guidance.

The Company’s annual guidance is based on the information available when it receives annualized customer forecasts or estimates of demand. During the course of the year, changes to these forecasts and customer demand, which are out of the control of the Company, can result in revisions to production schedules.  In addition, unforeseen production problems can potentially cause variations from revenue forecasts and ultimately EPS estimates. Customer forecasts can change positively or negatively based on several factors such as the ability of our customers to obtain regulatory approval, the success of the product produced for them in the marketplace and regulatory changes affecting product demand (see Forward-Looking Statements).

Consolidated Guidance

2006 Guidance Achievements

The Company originally provided EPS guidance of between 23 and 27 cents for 2006. In conjunction with the release of the results for the third quarter of 2006, the Company then expected to achieve EPS closer to the higher end of its original guidance range. The final results for 2006 not only achieved the higher end of the guidance range but exceeded it by 1 cent. The Company was able to exceed the guidance range mainly due to strong fourth quarter production performance and the timing of customer demand in the contract manufacturing business as well as foreign exchange gains on U.S. dollar denominated monetary items. The stronger than anticipated volumes in 2006 due to the timing of requirements from our major customers, including Genzyme and GSK, have resulted in lower preliminary volume forecasts from these customers for 2007 relative to 2006. These preliminary volume forecasts are considered in our guidance range for 2007. The actual volume requirements will be determined by the timing of end-user demand and supply chain management decisions and can vary materially from preliminary forecasts. Both factors are outside of the Company’s control.

The Company also successfully achieved its net operating cash flows target of at least $15 million by attaining $16.5 million in net operating cash flows for 2006.

2007 Guidance

As indicated in prior disclosures, substantially all revenues related to the amortization of previously received Anipryl® milestones (see Corporate and Other) terminated on December 31, 2006. The amortization of these deferred revenues has previously resulted in non-cash revenues of $0.8 million per quarter or $3.3 million per year. The termination of the amortization of deferred revenues had no effect on cash flows but had the impact of contributing 7 cents a share to 2006’s reported EPS.

As of February 23, 2007, the forecast information received by the Company from several major customers includes variable factors and assumptions, such as size of requirements and timing of regulatory approvals, that significantly impact overall forecast reliability to a degree that the Company is unable to provide reasonable revenue guidance.  However, based on the current information available, EPS is expected to range between 23 and 27 cents for 2007 as compared with 21 cents in 2006 adjusted for the exclusion of the amortization of Anipryl® deferred revenues.  This is the same guidance range we gave for 2006 but now excludes approximately 7 cents of EPS from Anipryl® deferred revenues.

While the Company does not plan to provide quantitative quarterly guidance, the Company expects the first quarter results for 2007 to be weaker compared to the fourth quarter of 2006.  The main reason is a delay in receiving component parts related to Hectorol® Injection creating a production delay for this product. Due to sufficient customer inventory levels, the delay does not create any issues in the end-user market. However, it will have an impact on short-term results of the Company and the contract manufacturing segment. This has been factored into our overall consolidated guidance range.

The Company’s formal contractual arrangements with Genzyme for the production of Hectorol® Injection will terminate in March 2008. The Company expects continuing production of Hectorol® Injection for Genzyme beyond this date.  The actual volumes expected to be produced and shipped are dependent on the usual factors affecting end-user demand including reimbursement policies and customer supply chain management practices. Accordingly, Hectorol® Injection volumes are subject to a high degree of variability between now and 2009. While the Company may continue producing Hectorol® Injection over a long-term period, the Company is planning for the eventual phase out of Hectorol® Injection volumes over time with such capacity to be eventually filled by other products and customers.

Since the Anipryl® deferred revenues represent a non-cash source of earnings in 2006, the Company believes that net operating cash flow is a reasonable metric to measure growth on a year-over-year basis. Net operating cash flow is expected to be at least $20 million for 2007 subject, as always, to working capital requirements to support business growth.

Sources of Future Growth

The Company’s guidance for 2007 represents core growth in operations. The Company believes that future additional growth for 2008 and beyond will come from the success of one or more of the many initiatives that have been developed over the past few years and that we continue to develop.  The following potential opportunities do not include any potential merger and/or acquisition activities and are not listed in any particular order as the potential financial impact of each can vary materially over time:

•                  Conclusion of a strategic alliance with a commercial partner in Europe for the sales and marketing of the four product files currently under review by the European regulatory authorities. These are files for products currently sold in the U.S. or Canada.

•                  The filing for approval of a generic form of Sestamibi in the U.S., Europe and Canada followed by its introduction into those marketplaces.

•                  Completion of the development of proprietary technology for a second-generation Technetium Generator and licensing it to others for distribution.

•                  Clinical trials for a new formulation of INFECTON® targeted to orthopaedic indications subject to final analysis and recommendations of an expert panel.

•                  Submission to the FDA for approval of an improved radiopharmaceutical (cold kit) product for bone scan imaging and introduction into the U.S. marketplace.

•                  Completion of clinical trials for I-131 MIBG for the diagnosis and treatment of neuroblastoma and related malignancies and its subsequent sale and distribution in North America.

•                  Completion of negotiations followed by product transfers for the manufacture of a new portfolio of non-sterile products.

•                  Development and approval of additional generic imaging products that have now ceased or will shortly cease to be protected by patent.

•                  Expansion of manufacturing capacity at the Montreal facility to accommodate new business opportunities.

Other

The Board of Directors believes that the Company’s shares trade well below their real value and that the trading price of the shares does not reflect the potential inherent value in the Company’s core competencies.  Accordingly, the Board of Directors has authorized a Normal Course Issuer Bid and is considering other strategies to enhance the trading value of its shares, including a sustainable dividend policy, although no commitment has been made to do so.

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

A summary of the significant accounting policies and methods used by the Company in the preparation of its Consolidated Financial Statements is included in Notes 2 and 3 to the 2006 audited Consolidated Financial Statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its Consolidated Financial Statements.

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

Deferred Tax Assets

Realization of the net deferred tax assets is dependent on the Company’s ability to generate sufficient taxable income in certain tax jurisdictions. Management believes that it is more likely than not that the assets will be realized, based on forecasted income.  On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted or valuation allowances are still required. The Company has taken valuation allowances related to tax loss carryforwards in jurisdictions where taxable income is no longer generated, it is not likely to generate sufficient taxable income in Canada to utilize Canadian tax loss carryforwards prior to expiry, and filing positions taken with taxation authorities are subject to review. Changes to estimates of future taxable income, the completion of reviews by taxation authorities and the ability to execute on tax planning opportunities can significantly affect the amount of valuation allowances.

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

Foreign Exchange Risk

The Company’s reporting currency is the U.S. dollar. The functional currency for its Canadian operations — which include the radiopharmaceutical segment, the contract manufacturing segment and royalties and milestones related to product rights sold to Shire — is the Canadian dollar. Accordingly, the Company’s foreign exchange exposure for accounting purposes mainly relates to U.S.-denominated monetary assets of these operations. The Company currently does not actively hedge this exposure, but reduces the exposure by maintaining the minimum level of U.S.-denominated cash available to meet its short-term cash requirements.

Recent Accounting Pronouncement

In July 2006, the Financial Accounting Standard Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. We are currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on our Consolidated Financial Statements.

Non-GAAP Financial Measures

The Company now focuses on GAAP measures both in reporting externally and monitoring management performance. Specifically, the Company measures divisional performance and consolidated performance based on gross profit margin, operating income, net income and operating cash flow. Non-GAAP financial measures and, specifically, EBITDA will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP financial measures used with GAAP line items.

The Company additionally has incorporated, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

The terms EBITDA and EBITDA margin (EBITDA divided by total revenues) do not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies.  DRAXIS defines EBITDA as operating income before depreciation and amortization expense and EBITDA is presented on a basis that is consistent from period to period.  DRAXIS uses EBITDA measures to assess the operating performance of its ongoing businesses without the effects of amortization expense. Amortization expense is excluded because it substantially depends on the accounting methods and assumptions used as well as the historical cost of capital assets.  DRAXIS believes that certain shareholders and investors prefer such measures in evaluating the ability of a reporting company to service debt or as the basis for a valuation measurement.  EBITDA should not be construed as the equivalent of net cash flows from operating activities.  The most comparable U.S. GAAP earnings measure is operating income.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and as contemplated under the Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the achievement of desired clinical trial results related to the Company’s pipeline products;

•                  timely regulatory approval of the Company’s products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                  the Company’s ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by the Company and its products;

•                  factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  the Company’s dependence on a small number of key customers;

•                  the disclosure of confidential information by our collaborators, employees or consultants;

•                  the preservation of healthy working relationships with the Company’s union and employees;

•                  the Company’s ability to grow the business;

•                  the fluctuation of our financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against us succeed;

•                  the volatility of the price of our common shares;

•                  market acceptance of the Company’s products; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in this Annual Report.

For additional information with respect to certain of these and other factors, and relating to the Company generally, reference should be made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this document represent the Company’s expectations as at February 23, 2007.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 6.    Directors, Senior Management and Employees

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Martin Barkin	Ontario, Canada	President and Chief Executive Officer
Director since May 19, 1992 and employee of the Company since March, 1992.

                Dr. Barkin, MD, B.Sc. (MED.), MA, FRCSC, is President and Chief Executive Officer of the Company.  As of February 8, 2006, he became a member of the Board of Allon Therapeutics Inc. (TSX: NPC). Dr. Barkin is a member of the Board of Directors and of the Compensation and Governance and Nominating Committees of Allon Therapeutics Inc.  Dr. Barkin served on the Board of Viventia Biotech Inc. until December 30th, 2005, at which date Viventia Biotech Inc.’s shares were delisted from the TSX and Dr. Barkin ceased to be a director.  Dr. Barkin was Chairman of the Board of Sunnybrook & Women’s College Health Sciences Centre from June 15, 1998 until June 30, 2003.  Dr. Barkin came to the Company in 1992 from KPMG where he was Partner and National Practice Leader for Health Care.  Before that, he was Deputy Minister of Health for the Province of Ontario and before that President and Chief Executive Officer of Sunnybrook Health Sciences Centre at the University of Toronto.  Dr Barkin is a surgical specialist in Urology holding the rank of Professor at the University of Toronto, a former Research Scientist at University of Toronto and was Division Chief at Sunnybrook Health Sciences Centre.

Leslie L. Dan	Ontario, Canada	Director
Director since December 10, 1993.

                Mr. Dan is Chairman of Novopharm Limited, one of Canada’s leading pharmaceutical companies and Chairman of Viventia Biotech Inc.  Prior to April 5, 2000, Mr. Dan was Chairman and Chief Executive Officer of Novopharm Limited.  He is also a member of the Board of Directors of Teva Pharmaceutical Industries Limited (NASDAQ: TEVA).

George M. Darnell	Florida, United States	Director
Director since November 26, 1996.

                Mr. Darnell is the retired President of the Dade Division and the retired Executive Vice President of the Baxter Diagnostics Group of Baxter International.  He has over 35 years of U.S. and international experience in the diagnostic industry.

Rolf H. Henel	New Jersey, United States	Director
Director since August 14, 2002.

                Mr. Henel is the retired President of Cyanamid International, Lederle Division.  He currently serves as an advisor to the healthcare industry and is a partner in Naimark & Associates, a healthcare consulting firm.  He is also a director and Chairman of the Compensation and Nominating and Corporate Governance Committees of SciClone Pharmaceuticals, Inc. (NASDAQ: SCLN) and a director, Chairman of the Compensation Committee and member of the Audit and Nominating and Corporate Governance Committees of Penwest Pharmaceuticals Co. (NASDAQ: PPCO).

Brian M. King	Ontario, Canada	Chairman and Director
Director since May 26, 1994.

                Mr. King is Chairman of the Board of Directors of the Company.  He is the former Chairman and Chief Executive Officer of Connaught Biosciences, Inc.  He is also a director and Chairman of the Compensation Committee of Onex Corporation (TSX: OCX) and a director and member of the Investment, Valuation and Audit Committees of VenGrowth Investment Funds.

Samuel Sarick	Ontario, Canada	Director
Director since March 31, 1989.

                Mr. Sarick is President of Samuel Sarick Limited, a company with long-standing involvement in commercial property development.

Bruce W. Simpson	Texas, United States	Director
Director since August 14, 2002.

                Mr. Simpson served as the President of the Genpharm division of E Merck, the President and CEO of Medeva Pharmaceuticals in the United States and in senior management positions at Fisons Corporation.  He currently heads a private consulting firm specializing in marketing and business development within the healthcare industry and is a director of Hi-Tech Pharmacal Co., Inc. (NASDAQ: HITK).

John A. Vivash	Ontario, Canada	Director
Director since November 17, 1998.

                Mr. Vivash was formerly President and Chief Executive Officer of CIBC Securities Inc., Fidelity Investments Canada Limited and Manulife Securities International Ltd.  He currently serves as President and Chief Executive Officer of Tesseract Financial Inc., a financial services consultancy, and director and member of the Nominating and Corporate Governance Committee of Cangene Corporation (TSX: CNJ).  He is also a member of the Board of Directors, the Audit Committee and the Conduct Review Committee of State Street Trust Company Canada.

Mark Oleksiw	Québec, Canada	Officer
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

Dan Brazier	Ontario, Canada	Officer
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

Jack A. Carter	Ontario, Canada	Officer
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

John Durham	Québec, Canada	Officer
Officer since July 2003.

                Mr. Durham is President of DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.  Prior to joining the Company in July 2003, Mr. Durham was General Manager of an international contract manufacturer, with responsibilities for operations, finance, sales and marketing, business development and strategic planning.

Jean-Pierre Robert	Québec, Canada	Officer
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

Jerry Ormiston	Ontario, Canada	Officer
Officer since May 2001.

                Mr. Ormiston, B.Sc., MBA, joined DRAXIS in May 2001 as Executive Director, Investor Relations following two years as a senior consultant in a Toronto investor relations firm working with small and mid-sized entrepreneurial companies on capital markets communications strategies.  Prior to that he was at Allelix Biopharmaceuticals for 12 years — four as Manager of Investor Relations and eight in the business development area.  He has 32 years’ experience in the healthcare industry in pharmaceuticals and biotechnology.  His assignments over those years have included positions in business development, marketing, corporate communications, production management, quality assurance and regulatory affairs.

Alida Gualtieri	Québec, Canada	Officer
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

Chien Huang	Ontario, Canada	Officer
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

Summary Compensation Table

                The following table sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2006, 2005 and 2004 in respect of each of the individuals who were, at December 31, 2006, the Chief Executive Officer, the Chief Financial Officer, and each of the Company’s three most highly compensated executive officers other than the CEO and CFO and who received salary and bonus in excess of CDN$150,000 in the 2006 fiscal year (the “Named Executive Officers”).

			Annual Compensation						Long Term Compensation
			Salary		Bonus			Other Annual Compensation(1)	Long Term Compensation Awards	LTIP Payouts	All Other Compensation
Name & Principal Position	Year		Cash (CDN$)	DSU Election (2) (CDN$)	Cash (CDN$)	DSU Election (2) (CDN$)		(CDN$)	Securities Under Options Granted (# of common shares)	(CDN$)	(CDN$)
Martin Barkin, MD President & Chief Executive Officer	2006		468,750	nil	219,633	nil		25,053	50,000	nil	156,873	(3)
	2005		450,000	nil	91,432	nil		23,355	50,000	nil	1,611,000	(4)
	2004		400,000	nil	154,600	nil		40,880	nil	nil	711,525	(5)
Mark Oleksiw Chief Financial Officer	2006		232,500	nil	87,150	nil		12,391	25,000	nil	nil
	2005		225,000	nil	37,587	nil		11,150	25,000	nil	nil
	2004		200,000	nil	65,320	nil		8,217	nil		16,434	(6)
Dan Brazier Chief Operating Officer	2006		320,000	nil	122,957	100,000	(7)	15,694	25,000	nil	nil
	2005		290,000	nil	48,333	nil		13,666	75,000	nil	61,475	(8)
	2004		254,500	nil	85,218	nil		19,533	100,000	nil	Nil
John Durham President, DRAXIS Pharma division	2006		300,000	nil	116,160	nil		16,229	25,000	nil	nil
	2005		300,000	nil	15,650	nil		14,386	25,000	nil	nil
	2004		262,000	nil	95,380	nil		20,636	nil	nil	nil
Jean-Pierre Robert President, DRAXIMAGE division	2006		296,250	nil	101,929	nil		10,409	25,000	nil	nil
	2005	(9)	183,606	nil	45,206	nil		594	100,000	nil	nil

(1)                                  “Other Annual Compensation” includes payment of insurance premiums and a payment equal to 5% of the Named Executive Officers’ base salary from the period of January 1st, 2006 to April 30th, 2006 and 4% from the period of May 1st, 2006 to December 31st, 2006 for RRSP purposes in accordance with the terms of their employment with the Company.  Prior to May 1st, 2006, the payments equaled 5% of the Named Executive Officers base salary.

(2)                                  Amounts in these columns relate to the portions of salary and bonus elected to be received in the form of Deferred Share Units (“DSU”) and are in addition to the cash amounts specified.  See “Incentive Plans — Deferred Share Unit Plan”.

(3)                                  Dr. Barkin realized a non cash value of $156,873 from the exercise of 130,125 options in 2006.  This value is included in income for tax purposes.

(4)                                  Dr. Barkin realized a non cash value of CDN$1,291,000 from the exercise of 400,000 options in 2005.  This value is included in income tax purposes.  In addition, $320,000 was contributed pursuant to his Retirement Compensation Agreement.  See “Executive Compensation — Employment Contracts and Termination of Employment”.

(5)                                  Dr. Barkin received CDN$480,000 in 2004 as payment of his Retirement Compensation Allowance.  See “Executive Compensation - Employment Contracts and Termination of Employment.”  In addition, he realized an aggregate value of an amount of CDN$231,525 from the exercise of 67,500 options in 2004.  This value is included in income for tax purposes.

(6)                                  Mr. Oleksiw realized a non cash value of $16,434 from the exercise of 6,667 options in 2004.  This value is included in income for tax purposes.

(7)                                  Mr. Brazier elected to receive his 2006 special bonus of an amount of $100,000 in Deferred Share Units.  See “Incentive Plans — Deferred Share Unit Plan”.

(8)                                  Mr. Brazier realized a non cash value of CDN$61,475 from the exercise of 15,000 options in 2005.  This value is included in income for tax purposes.

(9)                                  Jean-Pierre Robert joined the Company as President of DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc. on May 9, 2005.

Incentive Plans

Philosophy

                The Company’s philosophy is to link employee compensation to the success of the Company and to emphasize “at risk” employee compensation.  Save and except for the Retirement Compensation

Allowance for Dr. Barkin set forth under “Employment Contracts and Termination of Employment”, the Company does not provide any form of pension program to its senior management.

                The Company has implemented the following plans in an effort to achieve “at risk” employee compensation: Stock Option Plan, Deferred Share Unit Plan, Employee Group Registered Retirement Savings Plan and Non-Executive Long Term Incentive Plan.

2006 Stock Option Plan

Intention and Participants — This plan was approved by the Shareholders of the Company on May 18, 2006 to assist and encourage directors, officers and employees of the Company and its subsidiaries to work towards and participate in the growth and development of the Company and its subsidiaries by providing such persons with the opportunity, through stock options, to acquire an ownership interest in the Company.  A copy of this plan is filed as Exhibit 4.58 to this Annual Report (Form 20-F).

Maximum Common Shares Issuable — In 2006 the shareholders authorized, at the Company’s annual meeting on May 18, 2006, the issuance of up to 1,500,000 common shares under this plan.  As at March 19, 2007, 420,000 options have been granted and are outstanding under this plan, representing 1.0% of the Company’s issued and outstanding capital as at March 19, 2007.  As at March 19, 2007, 1,080,000 common shares remain reserved for further option grants, representing 2.6% of the Company’s issued and outstanding capital as at such date.  The maximum number of common shares that may be reserved for issuance to insiders pursuant to options granted under the plan and any other share compensation arrangement is 10% of the number of common shares outstanding and the maximum number of common shares that may be issued to insiders within one year period is 10% of the number of common shares outstanding.  The number of shares reserved for issuance to any one person, including insiders, pursuant to options granted in accordance with the plan or otherwise cannot exceed 5% of the outstanding common shares of the Company.

Determination of Number, Price and Term of Options — The Board of Directors determines the price per common share, the number of options for common shares which may be allotted to each designated director, officer or employee, the period in which any option may be exercised and all the terms and conditions of the option in accordance with the applicable requirements of any regulatory authority or stock exchange.  The exercise price of common shares subject to an option will be determined by the Board at the time of grant and will not be less than the market price of the common shares at the Grant Date, calculated as the closing price of a board lot of the common shares on The Toronto Stock Exchange on the last trading day immediately preceding the Grant Date or, if the common shares did not trade on such last trading day, the average, rounded up to the nearest cent, of the bid and ask prices for a board lot of the Common Shares at the close of trading on such last trading day.

Dilution Guideline — The Company has an established guideline limiting the aggregate number of common shares that can be issued at any point in time through the exercise of options to 13% of the Company’s outstanding common shares.  As at March 19, 2007, the number of common shares so issuable under the 2006 Stock Option Plan and the Stock Option Plan of DRAXIS Health Inc. was 5.5% of the Company’s outstanding common shares.

Vesting — The period during which any option may be exercised is determined by the Board of Directors at the time at which the option is granted and shall be no later than ten years from the grant date.

Assignability — Options are non-assignable and non-transferable.

Termination of Employment, Permanent Disability or Death of an Option Holder — If an option holder ceases to hold office as a director, officer or employee of the Company during an option period, the exercisable options may be exercised for a period of thirty days after such option holder ceases to hold such office or position or for a longer period as the Board of Directors may approve.  In the event of the total and permanent disability of an option holder, the exercisable options may be exercised for a period of six months after the date on which the Board of Directors has determined that the option holder is permanently disabled or for such longer period as the Board of Directors may approve.  In the event of the death of an option holder, the options that were exercisable at the date of the death may be exercised by the option holder’s executors or personal representatives within six months of the option holder’s death or for such longer period as the Board of Directors may approve.

Amendment of plan — The Board of Directors may amend, suspend or terminate the 2006 Stock Option Plan at any time provided that no such amendment, suspension or termination may occur without obtaining any required regulatory or shareholder approval or prejudice the rights of any option holder under any option previously granted to the option holder without the consent or deemed consent of the option holder.  An amendment to the amending provision of the plan will be presented to shareholders for approval at the Annual Meeting.

Grant of Options in 2006 — No options were awarded under the 2006 Stock Option Plan in 2006.  Between January 1, 2007 and March 19, 2007, 420,000 options were awarded under the 2006 Stock Option Plan.

Stock Option Plan of DRAXIS Health Inc.

Options Available for Future Grants — No additional options are available for issuance under this Plan since the 2006 Stock Option Plan was adopted on May 18, 2006.

Intention and Participants — This plan was approved by shareholders on February 3, 1988 and amended on June 27, 2001 to permit the Board of Directors to grant options to purchase common shares to directors, officers, employees and arm’s length consultants of the Company and its subsidiaries so as to link corporate compensation to enhanced shareholder value.

Maximum Common Shares Issuable — In 2001 the shareholders authorized, at the Company’s annual and special meeting, the issuance of up to 7,500,000 common shares under this plan.  As at March 19, 2007, 1,884,660 options have been granted and are outstanding under this plan and the same number of shares remain reserved for issuance, representing 4.5% of the Company’s issued and outstanding capital as at that date.  The number of shares reserved for issuance to any one person, including insiders, pursuant to options granted in accordance with the plan or otherwise cannot exceed 5% of the outstanding common shares of the Company.  No additional options are available for granting under this Plan since the 2006 Stock Option Plan was adopted on May 18, 2006.

Determination of Number, Price and Term of Options — The Board of Directors determined the price per common share, the number of options for common shares which may be allotted to each designated director, officer, employee or arm’s length consultant, the period in which any option could be exercised and all the terms and conditions of the option in accordance with the applicable requirements of any regulatory authority or stock exchange.  No additional options are available for granting under this Plan since the 2006 Stock Option Plan was adopted on May 18, 2006.

Dilution Guideline — The Company established a guideline limiting the aggregate number of common shares that can be issued at any point in time through the exercise of options to 13% of the Company’s outstanding common shares. As at March 19, 2007, the number of common shares so issuable was 4.5% of the Company’s outstanding common shares.

Vesting — The period during which any option could be exercised was determined by the Board of Directors at the time at which the option was granted and is no later than ten years from the grant date.

Assignability — Options are non-assignable and non-transferable.

Termination of Employment, Permanent Disability or Death of an Option Holder — If an option holder ceases to hold office as a director, officer or employee of the Company during an option period, the exercisable options may be exercised for a period of thirty days after such option holder ceases to hold such office or position or for a longer period as the Board of Directors may approve.  In the event of the total and permanent disability of an option holder, the exercisable options may be exercised for a period of six months after the date on which the Board of Directors has determined that the option holder is permanently disabled or for such longer period as the Board of Directors may approve. In the event of the death of an option holder, the options that were exercisable at the date of the death may be exercised by the option holder’s executors or personal representatives within six months of the option holder’s death.

Amendment of Plan — The Board of Directors may terminate the Stock Option Plan of DRAXIS Health Inc. at any time or amend the plan at any time with the consent of the TSX.  Security holder approval of termination of or amendments to the plan is not required by the terms of the plan.  An amendment to the amending provision of the plan will be presented to shareholders for approval at the Annual Meeting.

Aggregate Option Grants to Named Executive Officers — 150,000 options under the Stock Option Plan of DRAXIS Health Inc were awarded between January 1st and May 18, 2006 to Named Executive Officers and 180,000 options were awarded between January 1st and May 18, 2006 to other eligible participants. As of May 18, 2006, no options have been awarded under this plan and no further options shall be awarded under this plan.

The following table sets forth all of the options of the Company granted during the financial year ended December 31, 2006:

Name	Securities Under Options Granted (#)(1)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price (CDN$/Security)(2)	Market Value of Securities Underlying Options on the Date of Grant (CDN$/Security)	Expiration Date
Martin Barkin, MD President & Chief Executive Officer	50,000	15.2	CDN $5.05	CDN $5.05	December 31, 2010
Mark Oleksiw Chief Financial Officer	25,000	7.6	CDN $5.05	CDN $5.05	December 31, 2010
Dan Brazier Chief Operating Officer	25,000	7.6	CDN $5.05	CDN $5.05	December 31, 2010
John Durham President, DRAXIS Pharma division	25,000	7.6	CDN $5.05	CDN $5.05	December 31, 2010
Jean-Pierre Robert President, DRAXIMAGE division	25,000	7.6	CDN $5.05	CDN $5.05	December 31, 2010

(1) All of the above options have a three year vesting period with one-third of the options vesting in each of the three years from the date of grant. All options were granted in accordance with the Stock Option Plan of DRAXIS Health Inc.

(2) The Exercise Price of the options was determined by the Board of Directors in accordance with the provisions of the Stock Option Plan of DRAXIS Health Inc.

The following table sets forth individual exercises of options by the Named Executive Officers during the financial year ended December 31, 2006 and the financial year-end value of unexercised options:

Name	Securities Acquired on Exercise	Aggregate Value (CDN$) Realized	Unexercised Options at December 31, 2006 (#) Exercisable/ Unexercisable	Value of Unexercised in- the-Money Options at December 31, 2006 (CDN$) Exercisable/ Unexercisable
Martin Barkin, MD President & Chief Executive Officer	130,125	156,873	275,000/ 50,000	374,000 / 19,000
Mark Oleksiw Chief Financial Officer	nil	nil	38,333 / 125,000	30,883 / 335,500
Dan Brazier Chief Operating Officer	nil	nil	126,667 / 208,333	177,983 / 378,167
John Durham President, DRAXIS Pharma division	nil	nil	25,000 / 125,000	4,750 / 335,500
Jean-Pierre Robert President, DRAXIMAGE division	nil	nil	16,667 / 108,333	4,750 / nil

Deferred Share Unit Plan

Intention — To further align the interests of senior management with those of shareholders by increasing management shareholdings at minimal cost to the Company.

Mechanism — Eligible participants in this plan are entitled to elect yearly to receive up to 20% of base salary and up to 100% of any bonus payable in respect of that year in Deferred Share Units in lieu of cash compensation.  An election must be made by December 1 of each year in respect of base salary and bonus for the next year.  The elected amount is converted to a number of Deferred Share Units equal to the elected amount divided by the closing price of the common shares on the Toronto Stock Exchange or The NASDAQ National Market System on December 31 of each year, based on a purchase commitment as of December 1 of the prior year.  This plan is administered by the Board of Directors of the Company.

Participants — Members of senior management of the Company designated by the Human Resources and Compensation Committee.

Redemption of Deferred Share Units — Participants are not entitled to receive any Deferred Share Units until cessation of employment with the Company for any reason.  The value of each Deferred Share Unit, redeemable by the participant, will be equivalent to the market value of a common share of the Company at the time of redemption.  The Deferred Share Units must be redeemed no later than the end of the first calendar year commencing after the date of cessation of employment.

Named Executive Officer Elections for 2005, 2006 and 2007 — The following table summarizes the elections under this plan by Named Executive Officers for the last three fiscal year of the Company:

DSU Elections
	2005				2006				2007
	Salary		Bonus		Salary		Bonus		Salary		Bonus
	%	$	%	$	%	$	%	$	%	$	%	$
Martin Barkin(1)	nil	nil	nil	nil	nil	nil	nil	Nil	nil	nil	nil	Nil
Dan Brazier(2)	nil	nil	nil	nil	nil	nil	100	100,000	nil	nil	nil	nil

(1)           As at March 19, 2007, Dr. Barkin had a total of 186,560 Deferred Share Units and the value of his interest in this plan at said date was CDN$1,277,936.

(2)           As at March 19, 2007, Mr. Brazier had a total of 19,802 Deferred Share Units and the value of his interest in this plan at said date was CDN$135,644.

Employee Group Registered Retirement Savings Plan

Intention — To provide a cost-sharing program for employees of the Company and its subsidiaries by way of a corporate sponsored registered retirement savings plan (“RRSP”) matching mechanism for employee retirement.

Mechanism — Commencing 12 months after continuous employment, employees of the Company and its subsidiaries are entitled to receive a discretionary payment from the Company which matches employee contributions on a dollar-for-dollar basis towards an employee’s RRSP, up to a maximum of 5% of the employee’s eligible income (“normal” straight time annual earnings or salary, not to include overtime payments, bonus or any other form of exceptional payment).  The corporate contribution to this plan remains under the ownership and control of the employee and is not subject to any lock-in provisions.  The plan is administered by a committee composed of employees and management.  Subject to the investment choices approved by the committee, employees control the investment of the contributions of both the employees and the Company.

Participants — Participation is open to all full and part-time permanent Canadian employees of the Company and its subsidiaries, other than designated senior management employees and the Named Executive Officers.

Commencement Date — The plan commenced on January 1, 2002, but employee matching contributions were not required for 2003, 2004 and 2005.  In 2006, matching contributions were required.

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

Mechanism — The maximum plan award for any two-year cycle is established by the Board of Directors at the beginning of each cycle and is a percentage of a participant’s average annual base salary for the cycle.  A portion of the maximum plan award is determined based on the Company’s cumulative earnings per share (“EPS”) target for the cycle (“Financial Portion”) and a portion of the maximum plan award is determined based on the performance of the individual participant during the cycle (“Performance Portion”).  The maximum percentage of the plan award comprised of the Financial Portion and the maximum percentage of the plan award comprised of the Performance Portion are identical for all participants within each cycle and are established by the Board of Directors.  The portion of the maximum potential Financial Portion and the maximum potential Performance Portion that a participant will be awarded depends upon the EPS achieved during the cycle and whether the participant has achieved his or her performance objectives, respectively.  The plan is administered by the President and Chief Executive Officer of the Company under the supervision of the Board of Directors.  All plan awards are paid in cash within 90 days of the end of a cycle.

Participants — Members of senior management of the Company who are full time employees may be selected to participate in the plan.  Members of the Executive Committee and those senior managers of the Company who participate in an established incentive or participation plan of the Company are excluded from participating in this plan.  Each of the Named Executive Officers may not participate in the plan

Subsidiary Long-Term Incentive Plans

DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc.

Intention — To align further the interests of senior management in DRAXIMAGE (formerly DRAXIMAGE Inc.), a division of DRAXIS Specialty Pharmaceuticals Inc. (“DRAXIMAGE”), for increasing the value of the division and therefore enhancing shareholder value of the Company as a whole.

Mechanism — The terms of this plan provide that, subject to the achievement of certain conditions, the Company will make payments to plan participants in the form of cash based on the increase in the fair market value of DRAXIMAGE as of the date of the onset of the Plan and the date of termination of the Plan.

Participants — Selected members of senior management of DRAXIMAGE as designated by the Company.  Mr. Jean-Pierre Robert participates in this plan but received no award under the plan in 2006.

DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.

Intention — In September 2003, the then-existing Equity Participation Plan of DRAXIS Pharma Inc. (as of January 1, 2005 known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) was terminated and replaced with a Long Term Equity Incentive Plan to provide certain senior management employees of DRAXIS Pharma with a meaningful incentive to increase the value of the Company and to allow management to share in the benefits of that value creation.

Mechanism — The terms of this plan provide that eligible participants have a right to receive the cash value of phantom equity shares of DRAXIS Pharma on the plan expiry date or other designated termination event.  In order for an eligible participant to receive a termination distribution amount with respect to this plan, certain financial ratios must be met by DRAXIS Pharma.

Participants — Selected members of senior management of DRAXIS Pharma as designated by the Company.  Mr. John Durham participates in this plan but received no award under the plan in 2006.

Compensation of Directors

The compensation of the Board of Directors has not changed since January 1, 2005 at which time the Company used a third-party survey related to Board compensation in Canada to determine what payments should be made to the Board of Directors.  During the 2006 year, each director, other than Dr. Martin Barkin, received an annual honorarium of $17,500 plus a meeting fee of $1,500 for each Board of Directors and Committee meeting attended, including the meetings attended via teleconference.  Related travel and out-of-pocket expenses to attend Board and Committee meetings were also paid to each director.  The members of the Special Committee created in May 2006 were compensated $1,000 for each meeting they attended, including the meetings attended via teleconference and each received a retainer fee of $10,000 ($15,000 for the Chairman).  In addition, the Chairs of each of the Human Resources and Compensation Committee and the Nominating and Corporate Governance Committee received an annual retainer of $5,000.  The Chairman of the Audit Committee received an annual retainer of $10,000.  Directors who are employees of the Company do not receive any compensation in their capacity as directors.  For the year ended December 31, 2006, in addition to the retainer of $5,000 received as Chairman of the Human Resources and Compensation Committee, Mr. Brian King received $95,000 as non-executive Chairman of the Board of Directors, $15,000 as the Chairman for the Special Committee and $7,000 for attending meetings of the Special Committee.  He did not otherwise receive meeting fees as a director.

The following table sets forth the total compensation paid to each Director in the year ended December 31, 2006.  Martin Barkin, as an employee of the Corporation, did not receive any compensation in his capacity as a director.

	Leslie Dan	George Darnell (1,2)	Rolf Henel (1,2)	Brian King (3,4)	Sam Sarick (1,4)	Bruce Simpson (1,3)	John Vivash (2,3,4)
Annual Retainer	$17,500	$17,500	$17,500	$95,000	$17,500	$17,500	$17,500
Chairman Retainer	—	—	—	5,000	10,000	—	$5,000
Committee Retainer	—	5,000	5,000	15,000	15,000	5,000	$10,000
Committee meetings	—	$13,500	$12,000	7,000	$11,500	$12,000	$17,500
Board meetings	$7,500	$12,000	$12,000	—	$12,000	$12,000	$12,000
TOTAL	$25,000	$48,000	$46,500	$122,000	$66,000	$46,500	$62,000
Options	15,000	15,000	15,000	20,000	15,000	15,000	15,000

(1)           Member of the Audit Committee
(2)           Member of the Nominating and Corporate Governance Committee
(3)           Member of the Human Resources and Compensation Committee
(4)           Member of the Special Committee created in May 2006

In December 2001, under the Stock Option Plan of DRAXIS Health Inc., each of the directors (excluding the President and Chief Executive Officer) was awarded 15,000 options as partial compensation for services rendered as directors.  The Chairman was awarded an additional 5,000 options.  In the case of a regularly occurring award of options such as those awarded to the Board on each January 1, the market price for exercise is based on the average closing price of the common shares on the TSX for the five trading days immediately preceding their grant date in each year.  All other options are awarded at an exercise price which is the closing price of the common shares on the TSX immediately preceding the grant date.

From time to time, special committees of the Board of Directors, such as the Special Committee constituted in May 2006, are appointed to consider special issues.  Compensation for work on such committees is set based on the amount of work involved.

Minimum Shareholding Requirements

In June 2001, the Board of Directors established a corporate policy requiring each then current Director to acquire by June 2004 (or in the case of future Board of Directors members, within three years of their appointment) common shares in the Company equal to five times his or her annual honorarium.  All directors who were to comply with this requirement by June 2004 were in compliance as of said date.  In February 2005, the Board of Directors adopted a resolution amending this policy to fix the number of common shares to be so held at 15,000.  Compliance with this policy is monitored annually by the Nominating and Corporate Governance Committee.  As at December 31, 2006 and March 19, 2007, all directors were compliant with this policy.

Director shareholdings as of March 19, 2007

Director	Shares Owned	% Owned of total issued and outstanding common shares
Martin Barkin(1)	917,433	2.2
Leslie Dan	53,356	< 1
George Darnell	104,875	< 1
Rolf H. Henel	30,000	< 1
Brian King	145,750	< 1
Sam Sarick	930,724	2.2
Bruce W. Simpson	20,000	< 1
John Vivash	20,000	< 1
Total	2,222,138	5.3

(1)                                  In addition, as of March 19, 2007, Dr. Barkin owns 186,560 Deferred Share Units of the Company (see “Incentive Plans — Deferred Share Unit Plan) and the value of his interest in this plan at said date was CDN$1,277,936.

Senior Management shareholdings as of March 19, 2007

Senior Management	Shares Owned		% Owned of total issued and outstanding common shares
Martin Barkin	917,433		2.2
Dan Brazier(2)	9,355		< 1
Jack A. Carter	0		nil
John Durham	0		nil
Jean-Pierre Robert	0		nil
Alida Gualtieri	500		< 1
Chien Huang	0		nil
Mark Oleksiw	3,000		nil
Jerry Ormiston	84,100		< 1
Total	96,955	(3)	< 1

(2)                                  In addition, as at March 19, 2007, Mr. Brazier owns 19,802 Deferred Share Units and the value of his interest in this plan at said date was CDN$135,644.

(3)                                  Excludes shares held by Dr. Barkin, which are included in the total of shares held by directors.

Director outstanding options as of March 19, 2007

Director	# of Options	Exercise Price	Expiration Date
Martin Barkin	50,000	CDN$5.73	December 31, 2009
	50,000	CDN$5.05	December 31, 2010
	50,000	CDN$5.62	December 31, 2011
Leslie L. Dan	15,000	CDN$2.33	December 31, 2007
	15,000	CDN$4.30	December 31, 2008
	15,000	CDN$5.73	December 31, 2009
	15,000	CDN$5.05	December 31, 2010
	15,000	CDN$5.62	December 31, 2011
George M. Darnell	15,000	CDN$2.33	December 31, 2007
	15,000	CDN$4.30	December 31, 2008
	15,000	CDN$5.73	December 31, 2009
	15,000	CDN$5.05	December 31, 2010
	15,000	CDN$5.62	December 31, 2011
Rolf H. Henel	15,000	CDN$4.30	December 31, 2008
	15,000	CDN$5.73	December 31, 2009
	15,000	CDN$5.05	December 31, 2010
	15,000	CDN$5.62	December 31, 2011
Brian M. King	20,000	CDN$2.33	December 31, 2007
	20,000	CDN$4.30	December 31, 2008
	20,000	CDN$5.73	December 31, 2009
	20,000	CDN$5.05	December 31, 2010
	20,000	CDN$5.62	December 31, 2011
Samuel Sarick	15,000	CDN$2.33	December 31, 2007
	15,000	CDN$4.30	December 31, 2008
	15,000	CDN$5.73	December 31, 2009
	15,000	CDN$5.05	December 31, 2010
	15,000	CDN$5.62	December 31, 2011
Bruce W. Simpson	10,000	CDN$5.12	April 30, 2007
	5,000	CDN$3.66	August 13, 2007
	5,000	CDN$2.33	December 31, 2007
	15,000	CDN$4.30	December 31, 2008
	15,000	CDN$5.73	December 31, 2009
	15,000	CDN$5.05	December 31, 2010
	15,000	CDN$5.62	December 31, 2011
John A. Vivash	15,000	CDN$4.30	December 31, 2008
	15,000	CDN$5.73	December 31, 2009
	15,000	CDN$5.05	December 31, 2010
	15,000	CDN$5.62	December 31, 2011
Total	675,000

Senior Management outstanding options as of March 19, 2007

Senior Management	# of Options		Exercise Price	Expiration Date
Martin Barkin	50,000		CDN$5.73	December 31, 2009
	50,000		CDN$5.05	December 31, 2010
	50,000		CDN$5.62	December 31, 2011
Dan Brazier	100,000		CDN$2.36	July 14, 2013
	100,000		CDN$4.70	August 10, 2009
	25,000		CDN$5.73	December 31, 2009
	50,000		CND$5.38	October 2, 2015
	25,000		CDN$5.05	December 31, 2010
	25,000		CDN$5.62	December 31, 2011
	30,000		CDN$5.93	February 11, 2012
Jack A. Carter	15,000		CDN$5.73	December 31, 2009
	15,000		CDN$5.05	December 31, 2010
	15,000		CDN$5.62	December 31, 2011
John Durham	100,000		CDN$2.36	July 14, 2013
	25,000		CDN$5.73	December 31, 2009
	25,000		CDN$5.05	December 31, 2010
	25,000		CDN$5.62	December 31, 2011
Jean-Pierre Robert	25,000		CDN$6.05	May 10, 2010
	75,000		CDN$6.05	May 10, 2015
	25,000		CDN$5.05	December 31, 2010
	25,000		CDN$5.62	December 31, 2011
Alida Gualtieri	25,000		CDN$3.25	November 3, 2008
	15,000		CDN$5.73	December 31, 2009
	15,000		CDN$5.05	December 31, 2010
	15,000		CDN$5.62	December 31, 2011
	30,000		CDN$5.93	February 11, 2012
Chien Huang	50,000		CDN$2.36	July 14, 2013
	15,000		CDN$5.73	December 31, 2009
	15,000		CDN$5.05	December 31, 2010
	15,000		CDN$5.62	December 31, 2011
Mark Oleksiw	100,000		CDN$2.36	July 14, 2013
	25,000		CDN$5.73	December 31, 2009
	25,000		CDN$5.05	December 31, 2010
	25,000		CDN$5.62	December 31, 2011
	30,000		CDN$5.93	February 11, 2012
Jerry Ormiston	10,000		CDN$3.66	August 13, 2007
	15,000		CDN$2.32	December 31, 2007
	15,000		CDN$5.73	December 31, 2009
	15,000		CDN$5.05	December 31, 2010
	15,000		CDN$5.62	December 31, 2011
Total	1,195,000	(1)

(1)                                  Excludes shares held by Dr. Barkin, which are included in the total of shares held by directors.

Board Practices

Statement of Corporate Governance Practices

The Board of Directors of the Company believes that sound corporate governance practices are essential to the well-being of the Company and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate.  Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in Canada.  NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted.  NP 58-201 provides guidance on corporate governance practices.  In addition, the Company is subject to Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.  The Board of Directors has carefully considered and reviewed the series of guidelines for effective corporate governance in NP 58-201, the corporate governance requirements of the U.S. Sarbanes-Oxley Act of 2002 (the “SOX Requirements”), and the corporate governance reforms of The NASDAQ Stock Market, Inc. (the “NASDAQ Rules”).  The Board of Directors believes that the Company’s corporate governance practices satisfy the recommendations and rules contained in these various regulations.  The Company’s policies and practices for corporate governance are set out below.

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

(v)                                 Approving and ascertaining that the Company monitors adherence to its Code of Ethics and Business Conduct;

(vi)                              Appointing the Chief Executive Officer (the “CEO”), monitoring his performance and ascertaining that succession plans are in place with respect to the CEO and senior management;

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

There were eight meetings of the Board of Directors in 2006.

Position Descriptions

In April 2004, the Company adopted terms of reference for each of the Non Executive Chair of the Board of Directors, the Committee Chairs and the CEO setting out the key responsibilities of each of these individuals.

The terms of reference for each of the Non Executive Chair of the Board of Directors (the “Chair of the Board”) and the Committee Chairs provide that each of these individuals is to be an independent director, has unfettered two-way communication with all senior officers and reports to and maintains open communication with the CEO, in the case of the Chair of the Board, the Chair of the Board, in the case of the Committee Chairs, as well as with the independent auditor, in the case of the Chair of the Audit Committee.  The primary role of the Chair of the Board and of the Committee Chairs includes ensuring that the Board of Directors or the relevant Committee, as the case may be, functions properly, that it meets its obligations and responsibilities, and that its organization and mechanisms are in place and are working effectively. A copy of the terms of reference of the Non Executive Chair is filed as Exhibit 4.59 and a copy of the terms of reference of the Committee Chairs is filed as Exhibit 4.60 to this Annual Report (Form 20-F).

The terms of reference for the CEO provide that the CEO reports to and maintains open communication with the Chair of the Board.  The terms of reference for the CEO provide that the CEO is to provide overall leadership and vision in developing, in concert with the Board of Directors, the strategic direction of the Company, and in developing the strategies and business plans necessary to realise corporate objectives.  They also provide that it is the CEO’s responsibility to manage the overall business of the Company to ensure strategic and business plans are effectively implemented, the results are monitored and reported to the Board of Directors, and financial and operational objectives are attained.  A copy of the terms of reference for the CEO is filed as Exhibit 4.61 to this Annual Report (Form 20-F).

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

Messrs. Darnell, Henel, King, Sarick, Simpson and Vivash are considered to be independent directors.  Dr. Martin Barkin, President and Chief Executive Officer of the Company, is not considered to be an independent director since he is an employee of the Company.  Mr. Leslie Dan is not considered to be an independent director because he was an executive officer of Viventia Biotech Inc. at a time when Dr. Barkin, currently an executive officer of the Company, was a member of the Compensation Committee of that corporation.  In accordance with the provisions of Multilateral Instrument 52-110, Mr. Dan will be deemed to be a non-independent director until December 30, 2008.

The Board of Directors believes that Dr. Barkin is sensitive to conflicts of interest and excuses himself from deliberations and voting in appropriate circumstances.  He brings a skill set and knowledge base which is beneficial to the Company and his participation as a director contributes to the effectiveness of the Board of Directors.  In addition, when it determines that it would be appropriate to do so, the Board of Directors sets aside, during its regularly scheduled meetings, time for meeting without any member of management (including the Chief Executive Officer) or any non-independent directors present. Since January 1, 2006, 6 meetings have been so held.

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

In February 2007, May 2005, February 2005 and April 2004, the Board of Directors approved amendments to the Charter for the Audit Committee, which was initially approved in February 2003.  The Charter is available on the Company’s website at www.draxis.com. A copy of the amended Charter is filed as Exhibit 4.62 to this Annual Report (Form 20-F). The Charter specifies that the purpose of the Committee is to assist the Board of Directors with its oversight responsibilities by:

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

•                  Reviewing earnings announcements of the Company prior to release to the public and any other press release containing financial information;

•                  Overseeing the Company’s systems of and compliance with internal financial controls and management’s reporting on internal controls and risk management;

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

In May 2003, the Audit Committee also established “whistleblowing” procedures for the confidential submission of concerns by employees of the Corporation or any of its subsidiaries about accounting, internal controls or auditing issues.

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

•                  Reviewing the Charter periodically and recommending any changes required to its scope and content to the Board of Directors; and

•                  Carrying out any other duties or responsibilities expressly delegated to the Committee by the Board of Directors.

Special Committee

As stated above, from time to time, special committees of the Board of Directors are appointed to consider special issues.  On May 10, 2006, the Board constituted a Special Committee comprised of Mr. Brian King, Mr. Sam Sarick and Mr. John Vivash, each an independent director, in order to determine the long term strategy of the Company and the opportunities available to it and its subsidiaries for long term growth.  This Committee is currently inactive.

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

Performance of the Board of Directors

The Board of Directors regularly considers and assesses its performance relating to its effectiveness, size, compensation policies and assessment of management performance.  In this regard, in December 2006, the Directors completed a Board Effectiveness Survey prepared by the Nominating and Corporate Governance Committee in which they gave assessments on issues related to Board of Directors responsibility, operations and effectiveness.  The results of this survey were forwarded to the Chairman of the Nominating and Corporate Governance Committee, who shared the results with all of the Board members.  In December 2006, Directors also completed a Board Evaluation Survey prepared by the Nominating and Corporate Governance Committee whereby each director assessed the performance of each other director of the Board of Directors.  The Chairman of the Nominating and Corporate Governance Committee advised each director of the assessment so received and forwarded a copy of each of the assessments to the Chairman of the Board.

CEO Performance

On an annual basis, the Company’s President and CEO circulates proposed operating and strategic plans which are discussed and, if appropriate, adopted by the Board of Directors.  The Board of Directors met in December 2006 to review the Company’s one year operating plan and three year strategic plan.  These strategic plans form the basis of the corporate objectives which the CEO is responsible for meeting.  The Human Resources and Compensation Committee of the Board of Directors assesses the CEO’s performance against the goals established and agreed to and recommends his compensation to the Board of Directors as a whole.

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

Employees

As at December 31, 2006, the Company and its subsidiaries employed a total of 504 employees.  The DRAXIS Pharma division is the largest employer with 404 employees, all located in Kirkland, Québec.  The DRAXIMAGE division employs 87 people all in Kirkland, Québec.  The Company itself employs 13 people, the majority of whom are located in Kirkland, Québec.  At December 31, 2005 and 2004, the Company and its subsidiaries had 492 and 495 employees, respectively.

Item 7.    Major Shareholders and Related Party Transactions

The Company is not aware of any company, foreign government or natural or legal person that owns or controls the Company, directly or indirectly.

To the knowledge of the directors and officers of the Company as of December 31, 2006, the following are the only persons who, as at the dates mentioned below, beneficially own, directly or indirectly, or exercise control over our common shares carrying more than five percent (5%) of the votes attached to all of those shares.

Identity of Person or Group	Amount Owned	Percent of Class
Natcan Investment Management Inc.	3,712,702 common shares	8.9%
Neil Gagnon	2,923,332 common shares	7.0%
Mackenzie Financial Corporation	4,511,900 common shares	10.9%
Beutel, Goodman & Company Ltd	3,419,033	8.2%

Based on the Schedule 13G public filings and Early Warning Reports under National Instrument 62-103 in Canada made by Natcan Investment Management Inc. during 2005 and 2006, the percentage of our common stock beneficially owned by Natcan Investment Management Inc. decreased from 9.6% as at December 31, 2005 to 8.9% as at December 31, 2006.

Based on the Schedule 13G public filings made by Neil Gagnon during 2005 and 2006, the percentage of our common stock beneficially owned by Neil Gagnon decreased from 7.8% in 2005 to 7.0% as at December 31, 2006.

Based on the Schedule 13G public filings made by Mackenzie Financial Corporation during 2005 and 2006, the percentage of our common stock owned by Mackenzie Financial Corporation increased from 6.5% as at December 31, 2005 to 10.9% as at December 31, 2006.

To the knowledge of the Company, the Schedule 13G public filing made by Beutel, Goodman & Company Ltd, on June 2, 2006, indicates that they held 8.2% of shares of the Company as of December 31, 2005.  The Company is unable to determine from the public filings as of the date of this Annual Report on Form 20-F what the shareholdings of Beutel, Goodman & Company Ltd were as at December 31, 2006.

To our knowledge, as of March 19, 2007, 19,355,486 common shares (46.2% of the outstanding common shares at that date) were held of record by 494 shareholders whose registered addresses were in the United States.  The Company has no knowledge of any other shares held beneficially in the United States.

As of March 19, 2007, to our knowledge there were a total of 995 shareholders of record holding 41,895,473 common shares issued and outstanding.

To our knowledge, there are no arrangements, the operation of which may, at a subsequent date, result in a change in control.

The building housing our head office premises at 6870 Goreway Drive in Mississauga, Ontario is owned 50% by Samuel Sarick Limited, a corporation wholly owned by Mr. Sarick, a director of the Company.  The original lease for the premises was entered into on April 25, 1994 between Samuel Sarick Limited, Kentlake Construction Limited and Anec Investments Limited, as landlord, and the Company, as tenant.  The lease renewal was negotiated between the Company and Samuel Sarick Limited on an arm’s-length basis with the assistance of Colliers International retained by the Company and was renewed with the approval of the Board of Directors effective May 1, 1999 for a period of five years and renewed again on April 26, 2004 for a period of two years, which expired on May 31, 2006.  The Company is now leasing the premises on a month to month basis on the same terms and conditions as the ones which expired on May 31, 2006.  The Company believes that the lease terms are consistent with arm’s length comparables and that the annual rent payable of CDN$144,370 is at fair market value.

The Company has, in the past, made loans to certain key management personnel in connection with its incentive plans and as inducements to enter into employment agreements.  These plans have been discontinued, and there will be no further indebtedness under said plans.  All outstanding loans were repaid in May 2005.

Item 8.    Financial Information

The Company’s Consolidated Financial Statements are attached as pages F-1 through F-26.  There have been no significant changes since the date of the financial statements.

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

In 1998, a Canadian legal proceeding was launched against us and our subsidiary DAHI by a former consultant, Jozsef Knoll, claiming royalty entitlements based on the net profit from sales of ANIPRYL®.  Total damages claimed are $100 million, including a claim to certain shares of DAHI.  However, the plaintiff has taken no steps in the last seven years to move the claim forward.  While we believe that we have good defenses to the Knoll proceeding, this dispute may not be resolved in our favor, if it is pursued.  It is possible that a court or arbitration tribunal may find us to be in breach of certain agreements, or infringing validly issued patents of third parties or practicing the intellectual property of others.  In that event, in addition to the cost of defending the underlying proceeding, we may have to pay license fees, additional royalties and/or damages and may be ordered to assign certain ANIPRYL®-related patents and be prohibited from conducting certain activities.  Under such circumstances, we could incur substantial loss and our business could be negatively affected.

On July 22, 2005, we announced that, together with other defendants, we had received a Statement of Claim filed before the Superior Court of Justice of Ontario alleging that Permax®, a drug that we distributed in Canada for a third party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”.  The plaintiff is seeking to have this action certified as a class action.  We believe this claim against us is without merit and we intend to vigorously defend this proceeding and any motion for certification.  Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, our Canadian pharmaceutical sales and marketing division.  In July 2003, we sold the DRAXIS Pharmaceutica division to Shire.  As of December 31, 2006, there have been no developments in this action.

Item 9.    The Offer and Listing

The Company’s common shares are listed on The Toronto Stock Exchange (the “TSX”) under the symbol “DAX” and the NASDAQ National Market System (“NASDAQ”) in the United States under the symbol “DRAX”.

The following table sets forth, in Canadian dollars, the per share high and low sales prices on the TSX for the five most recent full financial years:

Years	High ($)	Low ($)
2002	5.60	2.00
2003	4.75	1.61
2004	7.90	4.12
2005	7.05	4.61
2006	5.80	4.32

The following table sets forth, in Canadian dollars, the per share high and low sales prices on the TSX by fiscal quarter for 2006 and 2005.

2006	High ($)	Low ($)
First Quarter	5.60	5.00
Second Quarter	5.44	4.32
Third Quarter	5.37	4.71
Fourth Quarter	5.80	4.95

2005	High ($)	Low ($)
First Quarter	6.57	4.75
Second Quarter	7.05	5.65
Third Quarter	6.92	5.27
Fourth Quarter	6.03	4.61

The following table sets forth, in Canadian dollars, the per share high and low sales prices and the trading volumes on the TSX from January 2006 to February 2007:

Months	High ($)	Low ($)	Trading Volumes (#)
January 2006	5.50	5.00	789,146
February 2006	5.56	5.10	1,176,687
March 2006	5.60	5.16	1,533,200
April 2006	5.44	4.72	768,100
May 2006	5.02	4.35	821,500
June 2006	5.06	4.32	438,900
July 2006	5.12	4.71	432,200
August 2006	5.37	4.80	358,500
September 2006	5.13	4.72	295,300
October 2006	5.40	4.95	1,592,000
November 2006	5.80	4.98	851,400
December 2006	5.64	5.15	865,900
January 2007	6.15	5.36	1,536,500
February 2007	6.35	5.81	2,357,200

The following table sets forth, in U.S. dollars, the per share high bid and low asked prices on NASDAQ for the five most recent full financial years:

Years	High ($)	Low ($)
2002	3.67	1.29
2003	3.70	1.09
2004	5.94	3.29
2005	5.84	3.93
2006	5.08	3.90

The following table sets forth, in U.S. dollars, the per share high and low asked prices on NASDAQ in U.S. dollars, by fiscal quarter for 2006 and 2005:

2006	High ($)	Low ($)
First Quarter	4.85	4.27
Second Quarter	4.55	3.90
Third Quarter	4.75	3.96
Fourth Quarter	5.08	4.31

2005	High ($)	Low ($)
First Quarter	5.45	3.95
Second Quarter	5.84	4.51
Third Quarter	5.74	4.50
Fourth Quarter	5.07	3.93

                The following table sets forth, in U.S. dollars, the per share high and low sales prices and the trading volumes on NASDAQ from January 2006 to February 2007:

Months	High ($)	Low ($)	Trading Volumes (#)
January 2006	4.63	4.27	942,602
February 2006	4.85	4.35	860,161
March 2006	4.79	4.40	789,700
April 2006	4.53	4.14	824,400
May 2006	4.55	3.90	641,000
June 2006	4.53	3.91	826,000
July 2006	4.50	4.12	524,000
August 2006	4.75	4.30	455,500
September 2006	4.55	3.96	343,700
October 2006	4.71	4.35	533,000
November 2006	5.08	4.31	1,065,400
December 2006	5.03	4.95	1,140,000
January 2007	5.26	4.56	1,579,800
February 2007	5.51	4.91	3,826,900

                The transfer agent of the Company is Computershare Investor Services Inc., Stock Transfer Services, located at 100 University Avenue, Toronto, Ontario, Canada  M5J 2Y1

Item 10.                Additional Information

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

Share Capitalization

                The Company’s Articles of Amalgamation authorize the issuance of an unlimited number of common shares (41,895,473 of which are outstanding as of March 19, 2007), an unlimited number of preferred shares (none of which are issued and outstanding), and 2,000,000 Employee Participation Shares (2,000,000 of which have been issued and none of which remain outstanding as of March 19, 2007).  The Articles of Amalgamation do not authorize the issuance of any other class of shares.

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

Warrants

                In April 2004, the Company closed an equity financing offering of 3,053,436 units consisting of one common share and one-half of one share purchase warrant per unit.  Each whole warrant entitled its holder to acquire one common share at a price of CDN$8.50, subject to certain adjustments, at any time prior to April 24, 2006.  The warrants are transferable. Holders of warrants do not, as such, have any voting rights or other right attaching to the common shares until the warrants are properly exercised and common shares issuable upon the exercise of the warrants are issued.  All warrants expired unexercised on April 24, 2006.

                Pursuant to the terms of the indenture relating to the warrants entered into between the Company and Computershare Investor Services Inc., subject to applicable law, the Company could purchase prior to April 24, 2006, by private contract or otherwise, all of or any of the warrants then outstanding and any warrants so purchased would have been cancelled.  No warrants were purchased.

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

Limitations on Right to Own Securities

                Neither Canadian law nor the Company’s Articles of Amalgamation or bylaws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”).  The Investment Act prohibits implementation of certain direct reviewable investments by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the book value of the assets of the Company were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors).  An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment, the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company (in 2007) and the value of the assets of the Company equaled or exceeded CDN$281.0 million.  A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company.  The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the shares.  In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member.  A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act.  The United States is a WTO Member.  Certain transactions involving the Company’s common shares would be exempt from the Investment Act, including:

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

Dividend Policy

For the years ended December 31, 2003, 2004, 2005 and 2006, we have not declared or paid any dividends on our common shares and there exists no plans to do so.

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

                On July 1, 1999, DRAXIS Pharma entered into a five-year manufacturing and supply agreement with Warner-Lambert Canada Inc. (which then became known as Pfizer Consumer Healthcare, a division of Pfizer Canada Inc.) covering several non prescription products for the Canadian market, including Polysporin®, Sudafed®, Actifed® and Zincofax®.  Manufacturing of these products commenced in early 2000.  On September 1, 2005, DRAXIS Pharma announced it had renewed its agreement with Pfizer Canada for a three year term effective January 1, 2005.  On December 20, 2006, DRAXIS Pharma was advised that J&J had purchased Pfizer’s consumer healthcare business and that the agreement was assigned to J&J.

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

                In April 2003, the Company entered into an employment agreement with Mr. Durham, pursuant to which Mr. Durham agreed to be employed as the President of DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.).  In the event that Mr. Durham is terminated without cause, he would be entitled to receive a payment equal to one year of base salary.  In the event that Mr. Durham is terminated without cause following a defined change of control, he would be entitled to receive a payment equal to two years of base salary.

                In October 2003, the Company entered into an employment agreement with Ms. Gualtieri, pursuant to which Ms. Gualtieri agreed to be employed as General Counsel and Corporate Secretary of DRAXIS.  In the event that Ms. Gualtieri is terminated without cause, she would be entitled to receive a payment equal to one year of base salary.  In the event that Ms. Gualtieri is terminated without cause following a defined change of control, she would be entitled to receive a payment equal to two years of base salary.

                In March 2004, the Company entered into an employment agreement with Mr. Huang, pursuant to which Mr. Huang agreed to be employed as Vice President Finance of DRAXIS.  In the event that Mr. Huang is terminated without cause, he would be entitled to receive a payment equal to one year of base salary.  In the event that Mr. Huang is terminated without cause following a defined change of control, he would be entitled to receive a payment equal to two years of annual remuneration.

                In March 2004, the Company entered into an employment agreement with Mr. Oleksiw, pursuant to which Mr. Oleksiw agreed to be employed as Chief Financial Officer of DRAXIS.  In the event that Mr. Oleksiw is terminated without cause, he would be entitled to receive a payment equal to one year of base salary.  In the event that Mr. Oleksiw is terminated without cause following a defined change of control, he would be entitled to receive a payment equal to two years of annual remuneration.

                In March 2004, in order to conform with the terms of the Stock Option Plan approved by the shareholders of the Company in 2001, the Company entered into amended employment agreements with Mr. Carter, Mr. Durham, Ms. Gualtieri and Mr. Ormiston.  Under the terms of the amended employment agreements, in the event of termination of employment without cause following a defined change of control of the Company, Mr. Carter, Mr. Durham, Ms. Gualtieri and Mr. Ormiston, as the case may be, would be entitled to exercise all stock options and other securities, including those not then otherwise exercisable.  In addition, under the terms of the amended employment agreement, Ms. Gualtieri is entitled, in the event of a termination without cause following a defined change of control, to receive a payment equal to two years annual remuneration.

                On April 27, 2004, the Company entered into an employment agreement with Mr. Brazier, pursuant to which Mr. Brazier is entitled, in the event his employment is terminated without cause during the period commencing July 21, 2003 and ending July 21, 2005, to two times his base salary.  This agreement was amended on August 25, 2004 to reflect that in the event that Mr. Brazier determines, during the period commencing June 1, 2005 and ending on December 31, 2005, in his discretion, that the position of Senior Vice President Corporate Development and Strategic Planning is not satisfactory to him, then he may terminate his employment and receive the sum that the Company would have paid to him following the Shire transaction if his employment had been terminated at that time following the change of control of DRAXIS Pharmaceutica.  The amendment also provides that in the event that Mr. Brazier is terminated without cause between the period commencing July 21, 2003 and ending December 31, 2005, he would be entitled to receive a payment equal to two years of base salary.  Further to the nomination of Mr. Brazier as Chief Operating Officer in October 2005, this employment agreement was further amended on December 20, 2005 to provide that in the event of a termination without cause, Mr. Brazier would be entitled to receive a payment equal to one year of base salary.  In the event of a termination without cause following a defined change of control, Mr. Brazier would be entitled to receive a payment equal to two years of annual remuneration.  The amended agreement also provides that the abovementioned sum relating to the Shire transaction is no longer available to Mr. Brazier.

                On June 10, 2004, the Company entered into an Amended and Restated Loan Agreement with the National Bank of Canada providing an operating facility of CDN$15 million (or U.S. equivalent), payable within 364 days of drawing upon the facility and a term facility of CDN$10 million (or U.S. equivalent), repayable in full in three years.  The operating facility can be extended by one year upon agreement with the Bank.  Interest under both the term and operating facilities is based on the Bank’s prime lending rate, depending on whether the Company meets certain ratios which as at December 31, 2006 were met.  As at December 31, 2006, no amount was drawn under the operating facility or the term facility.

                In April 2005, the Company entered into an employment agreement with Mr. Robert, pursuant to which Mr. Robert agreed to be employed as President of the DRAXIMAGE division.  In the event that Mr. Robert is terminated without cause, he would be entitled to receive a payment equal to one year of base salary.  In the event that Mr. Robert is terminated without cause following a defined change of control, he would be entitled to receive a payment equal to two years of base salary.

                On July 8, 2005, the Company, upon the recommendation of the Human Resources and Compensation Committee, entered into an agreement with Dr. Flanagan with respect to the payment of his long term incentive award under the DRAXIMAGE Long Term Incentive Plan by entering into a Retirement Compensation Agreement (“RCA”) in his favour for a total amount of CDN$2.2 million.  The RCA called for the Company to make payments totalling CDN$2.2 million to Dr. Flanagan.  An amount of CDN$932,222 was paid in 2005, an amount of CDN$724,444 was paid in 2006 and an amount of CDN$543,333 was paid in 2007.  No sum remains outstanding under the RCA.

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

Taxation

                The following summary describes the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the “ITA”) to a holder of the Company’s common shares who holds common shares as capital property and who deals at arm’s length, and is not affiliated, with the Company, all within the meaning of the ITA.  The common shares will generally be considered to be capital property to a holder unless either the holder holds such common shares in the course of carrying on a business of trading or dealing in securities, or the holder has held or acquired such common shares in a transaction or transactions considered to be an adventure in the nature of trade.  This summary is not applicable to a holder that is a ‘‘specified financial institution’’, as defined in the ITA, or to a holder an interest in which is a “tax shelter investment”, as defined in the ITA, or, for purposes of certain rules applicable to securities held by “financial institutions”.  Such holders of common shares who are or may be subject to these provisions should consult their own tax advisors.  Persons to whom this summary is applicable are referred to herein as “Holders.”

                This summary is based on the current provisions of the ITA, the regulations thereunder in force on the date hereof, the Company’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency and all proposed amendments to the ITA and regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Amendments”).  No assurance can be given that the Amendments will be enacted in the form proposed or at all.  This summary is not exhaustive of all possible Canadian federal income tax considerations, and except as mentioned above, does not take into account any prospective changes to the tax laws of Canada, whether occasioned by legislative, governmental, or judicial action.  Further, the summary does not take into account foreign or provincial tax legislation or considerations that may vary from the Canadian federal income tax considerations described herein.  This summary does not purport to be, nor should it be construed as, legal or tax-related advice to any holder of common shares.  Each holder of common shares should consult his or her own tax advisor.

                All amounts, including the cost of, dividends received on, and proceeds of disposition from, common shares must be determined in Canadian dollars at applicable exchange rates for the purposes of the ITA.

Common Shareholders Not Resident in Canada

                The following summary generally is applicable to a Holder of the Company’s common shares who, at all relevant times and for the purposes of the ITA and any applicable tax treaty or convention, is not, and is not deemed to be, resident in Canada, does not hold or use and is not deemed to hold or use such common shares in connection with, or in the course of carrying on a business in Canada, who is not an insurer that carries on an insurance business in Canada and elsewhere and who is not an “authorized foreign bank”, as defined in the ITA.  Such non-resident holders of common shares to whom this summary is applicable are referred to herein as “Non-Resident Holders.”

Dividends on Common Shares - shareholders who are not residents of Canada

                Dividends, including stock and cash dividends and certain distributions and redemptions deemed to be dividends under the ITA, on the common shares paid or deemed to be paid to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%.  The applicable rate of withholding may, however, be reduced by virtue of the terms of any applicable tax treaty.  Under the Canada-United States Income Tax Convention, 1980 (the “Treaty”), the rate applicable to Non-Resident Holders that are United States residents who are beneficial owners of common shares is generally 15%.  Under the Treaty, certain tax-exempt entities that are resident in the United States may be exempt from Canadian withholding taxes, including any withholding tax levied in respect of dividends received on the common shares.  Tax-exempt entities should consult their own tax advisors.

Dispositions by shareholders who are not residents of Canada

                A Non-Resident Holder will not be subject to tax under the ITA in respect of any capital gains arising as a consequence of the disposition of common shares (other than to the Company), except to the extent that such shares constitute or are deemed to constitute taxable Canadian property (“TCP”) (as defined in the ITA) and the Non-Resident Holder is not otherwise entitled to relief under the terms of any applicable tax treaty.  In general, provided the common shares are listed on a prescribed stock exchange (which currently includes the TSX), the common shares will not constitute TCP of a Non-Resident Holder unless at any time in the sixty-month period immediately preceding the disposition, not less than 25% of the issued shares of any class of the capital stock of the Company belonged to such person, either alone or in combination with persons with whom such Holder does not deal at arm’s length.

                If the common shares constitute TCP to a Non-Resident Holder, such Holder will normally be obliged to file a Canadian income tax return, recognize any gain and pay any tax thereon pursuant to the provisions of the ITA.  However, the Treaty will normally apply to exempt a Non-Resident Holder that is a resident of the United States from such tax, provided that the value of such shares is not derived principally from real property situated in Canada and/or interests therein at the time the common shares are disposed of.

                Provided that the common shares are listed on a prescribed stock exchange (including the TSX) at the time of the disposition of such shares, no clearance certificate will be required under section 116 of the ITA in respect of a disposition of such shares.

Common Shareholders Resident in Canada

                The following summary generally is applicable to Holders who, at all relevant times and for purposes of the ITA and any applicable tax treaty or convention, are, or are deemed to be, resident in Canada.

Dividends on Common Shares - shareholders who are residents of Canada

                Dividends, including stock and cash dividends and certain distributions and redemptions deemed to be dividends under the ITA, on the common shares of the Company paid to Holders who are residents of Canada will be included in computing their income for purposes of the ITA.  Such dividends received or deemed to be received by an individual (other than a trust) will generally be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.  The Amendments propose to enhance the gross-up and  dividend tax credit in respect of “eligible dividends” received after 2005 from taxable Canadian corporations such as the Company.  Eligible dividends will generally include dividends paid after 2005 by taxable Canadian corporations, where those dividends have been designated as eligible dividends by the dividend paying corporation.  No assurance can be given that such Amendments will be enacted.  Dividends received or deemed to be received on such shares by an individual and certain trusts may give rise to alternative minimum tax.

                Generally, dividends received or deemed to be received on common shares of the Company by a Holder that is a corporation resident in Canada will be included in computing the corporation’s income, but will be deductible in computing the corporation’s taxable income, subject to certain limitations in the ITA.  A Holder of common shares that is a “private corporation” or a “subject corporation” (as defined in the ITA) generally will be subject to a refundable tax of 33⅓% on dividends received or deemed to be received on such shares to the extent that such dividends are deductible in computing the Holder’s taxable income.  Subsection 55(2) of the ITA provides that where certain corporate holders of shares receive a dividend or deemed dividend in specified circumstances, all or part of such dividend may be treated as a capital gain from the disposition of capital property and not as a dividend.

Disposition by shareholders who are residents of Canada

On a disposition or deemed disposition of a common share of the Company a Holder that is a resident of Canada will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition for the common share exceed (or are less than) the aggregate of any reasonable costs of disposition and the adjusted cost base to the Holder of the common share immediately before the disposition.  Generally, one half of any capital gain (a “Taxable Capital Gain”) realized by a Holder in a taxation year will be included in the Holder’s income in the year.

Subject to and in accordance with the provisions of the ITA, one-half of any capital loss (an “Allowable Capital Loss’”) realized by a Holder in a taxation year must be deducted from Taxable Capital Gains realized by the Holder in the year and Allowable Capital Losses in excess of Taxable Capital Gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.  The amount of any capital loss realized by a Holder that is a corporation on the disposition of a common share may be reduced by the amount of dividends received or deemed to be received by it on such common share (or on a share for which the common shares has been substituted) to the extent and under the circumstances prescribed by the ITA.  Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns common shares, directly or indirectly, through a partnership or a trust.

A “Canadian-controlled private corporation” (as defined in the ITA) will also be subject to a refundable tax of 6 2/3% on certain investment income, including taxable capital gains realized on the disposition of common shares of the Company, that will be refundable when the corporation pays taxable dividends (at a rate of CDN$1.00 for every CDN$3.00 of taxable dividend paid).

Capital gains realized by an individual or certain trusts may give rise to a liability for alternative minimum tax.

Documents on Display

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended.  In accordance with these requirements, we file reports and other information with the United States Securities and Exchange Commission.  These materials, including this Annual Report (Form 20-F) and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.  Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.  The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330.  The Commission also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.  The Company’s annual reports and some of the other information submitted by the Company to the Commission may be accessed through this website.  In addition, material filed by the Company can be inspected at the offices of the NASDAQ at 9801 Washingtonian Blvd., Gaithersburg, MD 20878, and on the Canadian Securities Administrators’ electronic filing system, SEDAR, accessible at the website www.sedar.com.  This material includes the Company’s Management Information Circular for its annual meeting to be held on May 17, 2007, which provides information including directors’ and officers’, remuneration and indebtedness, principal holders of securities and securities authorized for issuance under equity compensation plans.  Additional financial information is provided in our annual financial statements for the year ended December 31, 2006 and our Management’s Discussion and Analysis relating to these statements.  These documents are also accessible on SEDAR (www.sedar.com).

Item 11.            Quantitative and Qualitative Disclosures About Market Risk

Market Risk

We are exposed to financial market risks, including changes in foreign currency exchange rates and interest rates on investments.  We do not use derivative financial instruments for speculative or trading purposes.

Inflation has not had a significant impact on our results of operations.

Foreign Currency Risk

Our reporting currency is the U.S. dollar.  The functional currency for our Canadian operations, which includes the radiopharmaceutical segment, contract manufacturing segment and royalties and milestones related to product rights sold to Shire, is the Canadian dollar.  Accordingly, our foreign exchange exposure for accounting purposes mainly relates to U.S.-denominated monetary assets of these operations.  We do not currently use derivative instruments to hedge our foreign exchange risk and currently have no plans to do so in the near future.  For fiscal year 2006, U.S. dollar revenue accounted for approximately 53.8% of the Company’s revenue.  During this same period, the value of the U.S. dollar versus the Canadian dollar strengthened by 0.2% from January 1, 2006 to December 31, 2006.  As a result, in 2006 we had to charge to income $282,000 due to foreign exchange translation gain related to the strengthening of the U.S. dollar.  See “Risk Factors — Risks Related to Our Company — We are Exposed to Exchange Rate Fluctuations which could Negatively Affect our Business”.

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

Item 13.            Defaults, Dividends Arrearages and Delinquencies

Not Applicable

Item 14.            Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable

Item 15T.          Controls and Procedures

A.                                   Disclosure Controls and Procedures

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

B.                                     Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report (Form 20-F).

There was no change during the fiscal year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

C.                                     Changes in Internal Control Over Financial Reporting

There have occurred no changes in our internal control over financial reporting (as defined in Rule 13a-15 or 15d-15 under the Exchange Act) during the period covered by this Annual Report (Form 20-F) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The information furnished pursuant to Item 15T of this Annual Report (Form 20-F) shall not be deemed “filed” for purposes of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, unless otherwise expressly stated in such filing.

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

In accordance with the terms of the Code, the Audit Committee receives quarterly reports from the Vice President, Administration and Shared Services on any concerns raised regarding accounting, internal accounting controls and auditing matters.  The Board of Directors monitors compliance with the Code by receiving quarterly reports from the Audit Committee regarding any concerns raised.  Complaints received by any officer concerning any violation of the Code are brought to the attention of the Board of Directors.  The Code is distributed and signed by each of the Company’s employees when they are hired and it is available on the Company’s intranet and in each employee handbook.  Information sessions are given to employees on the contents and application of the Code.

Item 16C.         Principal Accountant Fees and Services

In accordance with the Audit Committee Charter, the Audit Committee pre-approves all auditing services and permitted non-audit services (including fees and terms thereof) to be performed for the Company or its subsidiaries by its Independent Registered Chartered Accountants.  All the services of Deloitte & Touche LLP rendered in 2006 were pre-approved by the Audit Committee.

Deloitte & Touche LLP has served as our Independent Registered Chartered Accountants for each of the fiscal years in the three-year period ended December 31, 2006, for which audited financial statements appear in this Annual Report (Form 20-F).

2006 Audit Fees

The fees for all audit services performed by Deloitte & Touche LLP, Independent Registered Chartered Accountants (“Company’s auditor” or “Company’s principal accountant”) for the Company and its subsidiaries for the year ended December 31, 2006 were CDN$306,000. Services provided include the audit of the Company’s consolidated financial statements, review of the notes to the annual report to shareholders, management proxy circular, quarterly reviews and this Annual Report (Form 20-F).  No hours were expended in the audit of our financial statements by persons other than the Company’s principal accountant.

2006 Audit-Related Fees

The aggregate fees billed for the year ended December 31, 2006 for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements were CDN$Nil.

2006 Tax Fees

The aggregate fees billed for the year ended December 31, 2006 for professional services rendered by the Company’s auditor for tax compliance, tax advice and tax planning were CDN$39,750.

2006 All Other Fees

The aggregate fees billed for the year ended December 31, 2006 for products and services provided by the Company’s principal accountant, other than those described above, were $Nil.

2005 Audit Fees

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

Item 16E.          Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On December 7, 2005, the Board of Directors authorized the purchase of up to 10% of the public float of the Company’s common shares through a Normal Course Issuer Bid (the “2005 Issuer Bid”).  The 2005 Issuer Bid enabled the Company to purchase on the open market through the facilities of the Toronto Stock Exchange up to 3,522,530 common shares for cancellation.  As at December 6, 2005, there were 41,652,271 common shares outstanding of which approximately 90% were widely held.  Pursuant to the acceptance by the TSX of the Notice of Intention to make a Normal Course Issuer Bid, which was received by the Company on December 13, 2005, the Company was authorized to purchase common shares under the 2005 Issuer Bid commencing on December 15, 2005, and until December 14, 2006, or until such earlier date when the Company purchased the maximum allowable number of shares or elected to terminate the bid.  As of December 14, 2006 (the last day of the 2005 Issuer Bid), the Company had purchased 788,800 common shares under the 2005 Issuer Bid for an average market price of CDN$5.21, inclusive of commission, representing an aggregate consideration of CDN$4,106,357.

On November 1, 2006, the Board of Directors authorized the purchase of up to 10% of the public float of the Company’s common shares through another Normal Course Issuer Bid (the “2006 Issuer Bid”) to be commenced after the terminated 2005 Issuer Bid.  The 2006 Issuer Bid enables the Company to purchase on the open market through the facilities of the Toronto Stock Exchange up to 3,397,011 common shares for cancellation, representing 10% of the 33,970,112 common shares in the public float as at December 14, 2006.  Pursuant to the acceptance by the Toronto Stock Exchange of the Notice of Intention to make a Normal Course Issuer Bid, which was received by the Company on December 18, 2006, the Company was authorized to purchase common shares under the 2006 Issuer Bid commending on December 20, 2006 and may continue until December 19, 2007, or until such earlier date when the Company purchases the maximum allowable number of shares or elects to terminate the bid.  As of March 19, 2007, the Company had not purchased any common shares under the 2006 Issuer Bid.

ISSUER PURCHASES OF EQUITY SECURITIES

2005 Issuer Bid

Period	(a) Total Number of Shares (Or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs

December 2005	75,600	$4.37 (CDN$5.07)	75,600	3,446,930
January 2006	37,400	$4.43 (CDN$5.10)	113,000	3,409,530
February 2006	58,400	$4.58 (CDN$5.28)	171,400	3,351,130
March 2006	27,800	$4.71 (CDN$5.35)	199,200	3,323,330
April 2006	124,200	$4.35 (CDN$4.99)	323,400	3,199,130
May 2006	—	—	323,400	3,199,130
June 2006	—	—	323,400	3,199,130
July 2006	—	—	323,400	3,199,130
August 2006	—	—	323,400	3,199,130
September 2006	—	—	323,400	3,199,130
October 2006	465,400	$4.66 (CDN$5.27)	788,800	2,733,730
November 2006	—	—	788,800	2,733,730
December 2006	—	—	788,800	2,733,730
Total	788,800	$4.57 (CDN$5.21)	788,800	2,733,730

2006 Issuer Bid

Period	(a) Total Number of Shares (Or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs

December 2006	—	—	—	3,397,011
January 2007	—	—	—	3,397,011
February 2007	—	—	—	3,397,011
March 2007 (up to March 19, 2007 inclusively)	—	—	—	3,397,011
Total	—	—	—	3,397,011

PART III.

Item 17. Financial Statements

Not Applicable.

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
4.20

Shareholder Rights Plan Agreement dated April 23, 2002 between DRAXIS Health Inc. and Computershare Trust Company of Canada as trustee (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))

4.21

Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.22

Amendment dated June 14, 2000 to Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.23

Retirement Compensation Agreement dated September 24, 2003 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.24

Employment Agreement dated April 27, 2004 between DRAXIS Health Inc. and Dan Brazier (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.25

Employment Agreement dated October 18, 2000 between DRAXIS Health Inc. and Jack A. Carter (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.26

Amendment dated March 26, 2004 to Employment Agreement dated October 18, 2000 between DRAXIS Health Inc. and Jack A. Carter (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.27

Employment Agreement dated April 22, 2003 between DRAXIS PHARMA Inc. and John E.M. Durham (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.28

Amendment dated March 26, 2004 to Employment Agreement dated April 22, 2003 between DRAXIS PHARMA Inc. and John E.M. Durham (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.29

Employment Agreement dated October 17, 2003 between DRAXIS Health Inc. and Alida Gualtieri (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.30

Amendment dated March 26, 2004 to Employment Agreement dated October 17, 2003 between DRAXIS Health Inc. and Alida Gualtieri (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.31

Employment Agreement dated March 9, 2004 between DRAXIS Health Inc. and Chien Huang (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.32

Employment Agreement dated March 9, 2004 between DRAXIS Health Inc. and Mark Oleksiw (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.33

Employment Agreement dated May 14, 2001 between DRAXIS Health Inc. and Jerry Ormiston (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))

4.34

Amendment dated March 26, 2004 to Employment Agreement dated May 14, 2001 between DRAXIS Health Inc. and Jerry Ormiston (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.35

Employment Agreement dated October 1, 1997 between DRAXIS Health Inc. and Dr. Richard J. Flanagan (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.36

Amendment dated July 23, 2001 to Employment Agreement dated October 1, 1997 between DRAXIS Health Inc. and Dr. Richard J. Flanagan (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.37†

Non Exclusive Distribution Agreement dated October 25, 1995 between Frosst Radiopharmaceuticals, a division of Merck Frosst Canada Inc. (now known as DRAXIMAGE) and Syncor International Corporation (now known as Cardinal Health 414, Inc.) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.38†

Non Exclusive Distribution Agreement dated July 12, 2000 between DRAXIMAGE and Syncor International (now known as Cardinal Health 414, Inc.) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.39†

Amendment dated August 6, 2003 to Non Exclusive Distribution Agreement dated July 12, 2000 between DRAXIMAGE and Syncor International (now known as Cardinal Health 414, Inc.) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.40†

Manufacturing and Supply Agreement dated July 1, 1999 between Warner-Lambert Canada Inc. (now known as Pfizer Consumer Healthcare, a Division of Pfizer Canada Inc.) and DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.41†

Supply Agreement dated December 18, 2001 between GlaxoSmithKline Inc. and DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.42†

Manufacture and Supply Agreement entered into between DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) and Bone Care International, Inc. on March 3, 2003 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.43

Amendment dated August 25, 2004 to Employment Agreement dated April 27, 2004 between DRAXIS Health Inc. and Dan Brazier (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.44

Amended and Restated Loan Agreement dated June 10, 2004 between DRAXIS Health Inc. and National Bank of Canada (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.45

Amendment dated June 23, 2004 to Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Martin Barkin (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.46

Amendment to Credit Facilities for DRAXIS Pharma Inc. dated March 28, 2002 between National Bank of Canada and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file No. 000-17434))

4.47

Loan Agreement dated March 28, 2002 among DRAXIS Pharma Inc., SGF Santé Inc. and DRAXIS Health Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file No. 000-17434))

4.48

Loan Agreement dated March 28, 2002 among DRAXIS Pharma Inc., Investissement Québec and DRAXIS Health Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file No. 000-17434))

4.49

First Amendment to Subscription Agreement dated October 24, 2002 among SGF Santé Inc., DRAXIS Health Inc. and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2002, filed on May 14, 2003 (SEC file No. 000-17434))

4.50†

Manufacturing and Supply Master Agreement, dated January 1, 2005, between Pfizer Canada Inc. and DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.51†

Amendment, dated December 20, 2005, to Employment Agreement dated April 27, 2004, as amended between DRAXIS Health Inc. and Dan Brazier, Chief Operating Officer of the Company (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.52†

Employment Agreement, dated April 22, 2005, between DRAXIS Health Inc. and Mr. Jean-Pierre Robert, President of DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.53†

Retirement Compensation Arrangement Trust Agreement, dated July 8, 2005, between DRAXIS Health Inc. and Dr. Richard Flanagan (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.54

Charter of the Board of Directors adopted in April 2004 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.55

Charter of the Audit Committee amended in May 2005 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.56

Charter of the Human Resources and Compensation Committee amended in May 2005 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.57

Charter of the Nominating and Corporate Governance Committee amended in May 2005 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.58*	2006 Stock Option Plan
4.59*	Terms of reference of the Non Executive Chair
4.60*	Terms of reference of the Committee Chairs
4.61*	Terms of reference for the CEO
4.62*	Charter of the Audit Committee as amended in February 2007
8.1*	List of Subsidiaries
12.1*	Certification of CEO required by Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of CFO required by Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of CEO required by Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of CFO required by Section 906 of the Sarbanes-Oxley Act of 2002

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

DRAXIS HEALTH INC.

Date: March 30, 2007	By:	/S/ MARK OLEKSIW
Chief Financial Officer

	By:	/S/ MARTIN BARKIN, M.D.
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
4.20

Shareholder Rights Plan Agreement dated April 23, 2002 between DRAXIS Health Inc. and Computershare Trust Company of Canada as trustee (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))

4.21

Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.22

Amendment dated June 14, 2000 to Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.23

Retirement Compensation Agreement dated September 24, 2003 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.24

Employment Agreement dated April 27, 2004 between DRAXIS Health Inc. and Dan Brazier (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.25

Employment Agreement dated October 18, 2000 between DRAXIS Health Inc. and Jack A. Carter (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.26

Amendment dated March 26, 2004 to Employment Agreement dated October 18, 2000 between DRAXIS Health Inc. and Jack A. Carter (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.27

Employment Agreement dated April 22, 2003 between DRAXIS PHARMA Inc. and John E.M. Durham (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.28

Amendment dated March 26, 2004 to Employment Agreement dated April 22, 2003 between DRAXIS PHARMA Inc. and John E.M. Durham (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.29

Employment Agreement dated October 17, 2003 between DRAXIS Health Inc. and Alida Gualtieri (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.30

Amendment dated March 26, 2004 to Employment Agreement dated October 17, 2003 between DRAXIS Health Inc. and Alida Gualtieri (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.31

Employment Agreement dated March 9, 2004 between DRAXIS Health Inc. and Chien Huang (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.32

Employment Agreement dated March 9, 2004 between DRAXIS Health Inc. and Mark Oleksiw (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.33

Employment Agreement dated May 14, 2001 between DRAXIS Health Inc. and Jerry Ormiston (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))

4.34

Amendment dated March 26, 2004 to Employment Agreement dated May 14, 2001 between DRAXIS Health Inc. and Jerry Ormiston (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.35

Employment Agreement dated October 1, 1997 between DRAXIS Health Inc. and Dr. Richard J. Flanagan (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.36

Amendment dated July 23, 2001 to Employment Agreement dated October 1, 1997 between DRAXIS Health Inc. and Dr. Richard J. Flanagan (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.37†

Non Exclusive Distribution Agreement dated October 25, 1995 between Frosst Radiopharmaceuticals, a division of Merck Frosst Canada Inc. (now known as DRAXIMAGE) and Syncor International Corporation (now known as Cardinal Health 414, Inc.) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.38†

Non Exclusive Distribution Agreement dated July 12, 2000 between DRAXIMAGE and Syncor International (now known as Cardinal Health 414, Inc.) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.39†

Amendment dated August 6, 2003 to Non Exclusive Distribution Agreement dated July 12, 2000 between DRAXIMAGE and Syncor International (now known as Cardinal Health 414, Inc.) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.40†

Manufacturing and Supply Agreement dated July 1, 1999 between Warner-Lambert Canada Inc. (now known as Pfizer Consumer Healthcare, a Division of Pfizer Canada Inc.) and DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.41†

Supply Agreement dated December 18, 2001 between GlaxoSmithKline Inc. and DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.42†

Manufacture and Supply Agreement entered into between DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) and Bone Care International, Inc. on March 3, 2003 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.43

Amendment dated August 25, 2004 to Employment Agreement dated April 27, 2004 between DRAXIS Health Inc. and Dan Brazier (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.44

Amended and Restated Loan Agreement dated June 10, 2004 between DRAXIS Health Inc. and National Bank of Canada (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.45

Amendment dated June 23, 2004 to Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Martin Barkin (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.46

Amendment to Credit Facilities for DRAXIS Pharma Inc. dated March 28, 2002 between National Bank of Canada and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file No. 000-17434))

4.47

Loan Agreement dated March 28, 2002 among DRAXIS Pharma Inc., SGF Santé Inc. and DRAXIS Health Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file No. 000-17434))

4.48

Loan Agreement dated March 28, 2002 among DRAXIS Pharma Inc., Investissement Québec and DRAXIS Health Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file No. 000-17434))

4.49

First Amendment to Subscription Agreement dated October 24, 2002 among SGF Santé Inc., DRAXIS Health Inc. and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2002, filed on May 14, 2003 (SEC file No. 000-17434))

4.50†

Manufacturing and Supply Master Agreement, dated January 1, 2005, between Pfizer Canada Inc. and DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.51†

Amendment, dated December 20, 2005, to Employment Agreement dated April 27, 2004, as amended between DRAXIS Health Inc. and Dan Brazier, Chief Operating Officer of the Company (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.52†

Employment Agreement, dated April 22, 2005, between DRAXIS Health Inc. and Mr. Jean-Pierre Robert, President of DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.53†

Retirement Compensation Arrangement Trust Agreement, dated July 8, 2005, between DRAXIS Health Inc. and Dr. Richard Flanagan (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.54

Charter of the Board of Directors adopted in April 2004 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.55

Charter of the Audit Committee amended in May 2005 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.56

Charter of the Human Resources and Compensation Committee amended in May 2005 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.57

Charter of the Nominating and Corporate Governance Committee amended in May 2005 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.58*	2006 Stock Option Plan
4.59*	Terms of reference of the Non Executive Chair
4.60*	Terms of reference of the Committee Chairs
4.61*	Terms of reference for the CEO
4.62*	Charter of the Audit Committee as amended in February 2007
8.1*	List of Subsidiaries
12.1*	Certification of CEO required by Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of CFO required by Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of CEO required by Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of CFO required by Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith

† Portions of the exhibits have been omitted pursuant to a confidential treatment request. This information has been filed separately with the Securities and Exchange Commission.

MANAGEMENT’S REPORT

The Company’s management is responsible for preparing the accompanying Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles (“GAAP”). In preparing these Consolidated Financial Statements, management selects accounting policies and uses its judgment and best estimates, as appropriate in the circumstances. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

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

Deloitte & Touche LLP has been engaged by the Company’s shareholders to audit the Consolidated Financial Statements. During the course of their audit, Deloitte & Touche LLP considered the Company’s system of internal controls to the extent necessary to render their opinion on the Consolidated Financial Statements; however, they were not engaged to, nor do they, express any opinion regarding the effectiveness of the Company’s system of internal controls over financial reporting.

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

February 23, 2007

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders and Board of Directors of DRAXIS Health Inc.

We have audited the consolidated balance sheets of DRAXIS Health Inc. as at December 31, 2006 and 2005, and the consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in accordance with accounting principles generally accepted in the United States of America.

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

(signed)

DELOITTE & TOUCHE LLP

Independent Registered Chartered Accountants

Montreal, Quebec

February 23, 2007

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board  (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 3 to the financial statements.  Our report to the Shareholders and  Board of Directors, dated February 23, 2007, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed)

DELOITTE & TOUCHE LLP

Independent Registered Chartered Accountants

Montreal, Quebec

February 23, 2007

Consolidated Statements of Operations
(in thousands of U.S. dollars, except share related data)

Years ended December 31	2006	2005	2004
REVENUES
Product sales	$83,545	$72,989	$61,693
Royalty and licensing (Note 13)	5,422	6,444	7,627
	88,967	79,433	69,320
EXPENSES
Cost of goods sold, excluding depreciation and amortization	47,083	46,836	39,793
Selling, general and administration	19,425	16,185	13,266
Research and development	2,372	2,103	1,948
Depreciation and amortization	5,135	4,545	4,457
	74,015	69,669	59,464
Operating income	14,952	9,764	9,856
Financial income (expense), net (Note 4)	347	(29)	(296)
Foreign exchange gain (loss)	282	(398)	(374)
Other income	—	—	96
Income before undernoted	15,581	9,337	9,282
Income taxes (Note 5)	(4,034)	(1,553)	(1,301)
Minority interest	—	—	(4)
Income from continuing operations	11,547	7,784	7,977
Loss from discontinued operations, net of taxes	—	—	(61)
Net income	$11,547	$7,784	$7,916

Basic income per share (Note 6)
from continuing operations	$0.28	$0.19	$0.20
from discontinued operations	—	—	—
	$0.28	$0.19	$0.20

Diluted income per share (Note 6)
from continuing operations	$0.28	$0.18	$0.19
from discontinued operations	—	—	—
	$0.28	$0.18	$0.19

See the accompanying notes to the Consolidated Financial Statements

Approved by the Board

(signed)	(signed)

BRIAN KING	MARTIN BARKIN, MD
Director	Director

Consolidated Balance Sheets
(in thousands of U.S. dollars, except share related data)

As at December 31	2006	2005
ASSETS
Current assets
Cash and cash equivalents	$21,446	$12,390
Accounts receivable (Note 8)	20,683	16,301
Inventories (Note 9)	7,590	7,629
Prepaid expenses	735	1,003
Deferred income taxes, net (Note 5)	3,179	2,750
Total current assets	53,633	40,073

Property, plant and equipment, net (Note 10)	46,292	45,652
Goodwill	753	754
Intangible assets, net (Note 11)	318	399
Other assets	407	475
Deferred income taxes, net (Note 5)	4,559	8,467
Total assets	$105,962	$95,820

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 12)	$10,940	$8,737
Current portion of deferred revenues (Note 13)	329	3,671
Customer deposits	576	649
Total current liabilities	11,845	13,057

Other liabilities (Note 15)	990	308
Deferred revenues (Note 13)	712	827
Total liabilities	13,547	14,192

Commitments and contingencies (Note 20)

SHAREHOLDERS’ EQUITY
Common stock, without par value of unlimited number of shares authorized, 41,522,138 and 41,588,005 issued and outstanding at December 31, 2006 and 2005, respectively	77,749	77,313
Additional paid-in capital	15,475	15,370
Warrants (Note 17(a))	—	916
Deficit	(8,234)	(19,781)
Accumulated other comprehensive income	7,425	7,810
Total shareholders’ equity	92,415	81,628
Total liabilities and shareholders’ equity	$105,962	$95,820

See the accompanying notes to the Consolidated Financial Statements

Consolidated Statements of Changes in Equity and Comprehensive Income
(in thousands of U.S. dollars, except share related data)

Years ended December 31	2006	2005	2004
Common Stock (Number of Shares)
Balance, beginning of year	41,588,005	41,015,326	37,297,817
Issuance of common shares	—	—	3,053,436
Exercise of options	647,333	648,279	609,177
Exercise of employee participation shares	—	—	54,896
Repurchased for cancellation	(713,200)	(75,600)	—
Balance, end of year	41,522,138	41,588,005	41,015,326
Common Stock
Balance, beginning of year	$77,313	$75,840	$61,175
Issuance of common shares	—	—	12,867
Exercise of options	1,934	1,628	1,594
Exercise of employee participation shares	—	—	204
Repurchased for cancellation	(1,498)	(155)	—
Balance, end of year	77,749	77,313	75,840
Additional Paid-In Capital
Balance, beginning of year	15,370	15,546	15,667
Stock-based compensation (Note 3)	968	—	—
Expired warrants	916	—	—
Exercise of employee participation shares	—	—	(121)
Common shares purchased for cancellation (Note 17(b))	(1,779)	(176)	—
Balance, end of year	15,475	15,370	15,546
Warrants
Balance, beginning of year	916	916	—
Issuance of warrants	—	—	916
Expiry of warrants (Note 17(a))	(916)	—	—
Balance, end of year	—	916	916
Employee Participation Shares
Balance, beginning of year	—	—	86
Exercise of employee participation shares	—	—	(86)
Balance, end of year	—	—	—
Employee Participation Shares-Loans Receivable
Balance, beginning of year	—	—	(86)
Exercise of employee participation shares	—	—	86
Balance, end of year	—	—	—
Deficit
Balance, beginning of year	(19,781)	(27,565)	(35,481)
Net income	11,547	7,784	7,916
Balance, end of year	(8,234)	(19,781)	(27,565)
Accumulated Other Comprehensive Income (Loss)
Balance, beginning of year	7,810	5,183	286
Other comprehensive (loss) income	(385)	2,627	4,897
Balance, end of year	7,425	7,810	5,183
Total shareholders’ equity	$92,415	$81,628	$69,920
Comprehensive Income
Foreign currency translation adjustments	$(385)	$2,627	$4,897
Other comprehensive (loss) income	(385)	2,627	4,897
Net income	11,547	7,784	7,916
Total comprehensive income	$11,162	$10,411	$12,813

See the accompanying notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

Years ended December 31	2006	2005	2004
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income from continuing operations	$11,547	$7,784	$7,977
Adjustments to reconcile net income from continuing operations to net cash from (used in) operating activities
Amortization of deferred revenues	(3,301)	(3,701)	(5,495)
Depreciation and amortization	5,135	4,545	4,457
Stock-based compensation (Note 3)	968	—	—
Deferred income taxes	3,227	765	322
Foreign exchange	(282)	398	374
Minority interest	—	—	4
Other	662	261	492
Changes in operating assets and liabilities
Accounts receivable	(4,615)	(1,903)	(2,849)
Inventories	44	2,786	(3,230)
Prepaid expenses	279	(263)	(409)
Accounts payable and accrued liabilities	2,280	(1,648)	3,124
Other liabilities	682	308	—
Current portion of deferred revenues	(176)	385	362
Net cash from (used in) operating activities of continuing operations	16,450	9,717	5,129
CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(5,656)	(4,619)	(4,801)
Increase in intangible assets	(359)	(185)	(150)
Proceeds from disposition of equipment	22	—	—
Proceeds from disposition of product right	—	—	113
Restricted cash (Note 7)	—	424	548
Net cash from (used in) investing activities of continuing operations	(5,993)	(4,380)	(4,290)
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
Proceeds from long-term debt	—	—	4,965
Repayment of long-term debt	—	—	(15,508)
Decrease in customer deposits, net	(73)	(2)	(8)
Exercise of options	1,934	1,628	1,594
Issuance of common shares and warrants, net of related expenses (Note 17(a))	—	—	13,385
Common shares purchased for cancellation	(3,277)	(331)	—
Repurchase of common shares by subsidiary from minority interest (Note 16)	—	—	(9,557)
Net cash from (used in) financing activities of continuing operations	(1,416)	1,295	(5,129)
Effect of foreign exchange rate changes on cash and cash equivalents	15	(168)	(255)
Net cash from (used in) continuing operations	9,056	6,464	(4,545)
CASH FLOWS OF DISCONTINUED OPERATIONS
Operating cash flows	—	—	(92)
Net cash from (used in) discontinued operations	—	—	(92)
Net increase (decrease) in cash and cash equivalents	9,056	6,464	(4,637)
Cash and cash equivalents, beginning of period	12,390	5,926	10,563
Cash and cash equivalents, end of period	$21,446	$12,390	$5,926

Additional Information
Interest paid	$—	$—	$310
Income taxes paid	$561	$804	$1,040

See the accompanying notes to the Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2005 and 2004

(in thousands of U.S. dollars, except share related data)

1.                                      NATURE OF OPERATIONS

DRAXIS Health Inc. (“DRAXIS” or the “Company”) is a specialty pharmaceutical company providing pharmaceutical products in three major categories: sterile, including sterile lyophilized (freeze-dried) pharmaceuticals; non-sterile specialty pharmaceuticals; and radiopharmaceuticals. In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development (“R&D”) program for new and/or improved products. As of January 1, 2005, activities of the Company are carried out principally through its wholly owned subsidiary, DRAXIS Specialty Pharmaceuticals Inc., which operates two major divisions, DRAXIS Pharma (contract manufacturing) and DRAXIMAGE (radiopharmaceuticals). The Company’s common shares are listed on NASDAQ and the Toronto Stock Exchange (“TSX”).

2.                                      SIGNIFICANT ACCOUNTING POLICIES

(a)                                             Basis of Presentation

The Company has prepared these Consolidated Financial Statements in U.S. dollars and in accordance with generally accepted accounting principles (“GAAP”) in the U.S.

(b)                                 Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its subsidiary companies with provision for minority interests. The Company’s effective interest in the voting equity share capital of its subsidiaries is 100%, except in the case of DRAXIS Pharma, for which it was 67.3% prior to April 22, 2004 and 100% thereafter. All intercompany transactions and balances are eliminated on consolidation.

(c)                                  Minority Interest

Minority interest represents the minority shareholders’ proportionate share of equity and net income or loss of DRAXIS Pharma prior to April 22, 2004, the date on which the Company acquired the remaining minority interest. See Note 16.

(d)                                 Use of Estimates

The preparation of the Company’s Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions are required when accounting for items and matters such as asset impairments, allowance for uncollectible accounts receivable, inventory obsolescence, warranties and provisions, amortization, deferred and current income taxes, stock compensation and contingencies.

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

(f)                                    Revenue Recognition

Product Sales

The Company recognizes revenue, net of trade discounts and allowances, when evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured. Sales incentives are recorded as a reduction of revenues at the time the related revenues are recorded. Delivery has occurred when goods are shipped and title has passed.

Amounts received from customers as prepayments for products to be shipped or services to be provided in the future are reported as customer deposits and recognized as revenue when delivery has occurred or services have been rendered.

Product sales include related service revenues that are recognized at the time of performance or proportionately over the term of the contract, as appropriate.

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

(g)                                 Research and Development

In accordance with SFAS No. 2, Accounting for Research and Development Costs, R&D costs are expensed in the period in which they are incurred. Acquired R&D having no alternative future use is written off at the time of acquisition. The cost of intangibles that are purchased from others for a particular R&D project that have no alternative future use is written off at the time of acquisition.

(h)                                 Income Taxes

The liability method of accounting for income taxes is used in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized. Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

The Canadian Federal and Quebec Provincial governments offer a tax incentive to companies performing R&D activities in Canada. The federal tax incentive is calculated based on predetermined rates, considers eligible R&D expenditures and can be used to reduce federal income taxes in Canada otherwise payable. Such credits, if not used in the year earned, can be carried forward for a period of 20 years. The Quebec Provincial government offers a similar incentive, except that it is receivable in cash instead of a credit used to reduce taxes otherwise payable. The cash credit is awarded regardless of whether or not there are Quebec Provincial taxes payable. These tax credits are recorded as a reduction of the income tax expense.

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

(k)                                 Inventories

Inventories comprise raw materials, work-in-process and finished goods. Raw materials are valued at the lower of standard cost and replacement cost. Standard cost approximates actual cost, computed on a first-in, first-out basis. Work-in-process is valued at the lower of standard cost and net realizable value and includes material, direct labor and related manufacturing overhead costs. Finished goods are valued at the lower of cost computed on a first-in, first-out basis, and net realizable value, and include all related manufacturing, packaging and overhead costs. Provisions for inventory obsolescence are charged against income when it is determined that the inventory item does not meet the defined quality or regulatory requirements for sale.

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

(m)                              Goodwill

Goodwill is not amortized; however, it is subject to an annual impairment test, or tested more frequently under certain circumstances. The assessment of impairment is done annually at December 31, by applying a fair-value-based test. Measurement of the fair value of the reporting unit is based on one or more fair value measures, including present value techniques of estimated future cash flows.

(n)                                 Intangible Assets

Acquired intangible assets that do not have regulatory approval and for which there are no alternative uses are expensed as acquired in-process R&D, and those that have regulatory approval are capitalized.

Intangible assets with finite lives are reported at cost, less accumulated amortization. The Company does not have any intangible assets with indefinite lives. The Company provides for amortization on a straight-line basis over the following estimated useful lives:

Patents and trademarks	10 years
Licenses	10 years

(o)                                 Impairment of Long-lived Assets

Long-lived assets, principally comprising property, plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or circumstances indicate the carrying amount of assets may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing their carrying amount to the estimated future net undiscounted cash flows generated by the assets.  If such assets are considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(p)                                 Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. We are currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on our Consolidated Financial Statements.

3.                                      CHANGE IN ACCOUNTING POLICY

In December 2004, the FASB published SFAS No. 123R, Share-Based Payments. SFAS No. 123R amends SFAS No. 123, Stock-Based Compensation issued in 1995 and supersedes Accounting Principles Board Opinion (“APB”) No. 25 issued in 1972. Beginning on January 1, 2006, the Company applied SFAS No. 123R using a modified version of the prospective application for the stock options granted.  The financial statements of prior interim periods and fiscal years do not reflect any restated amounts.  Stock options are granted to employees and directors at exercise prices equal to the fair market value of the Company’s stock at the dates of grant.  Stock options generally vest equally over three or seven years and have a term of five or ten years. Under the transition method, Compensation expense is generally recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). Compensation cost is recognized beginning on the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures.  The expense recorded in selling, general and administration (“SG&A”) and recognized for the year ended December 31, 2006 was $968.  As of December 31, 2006, the total remaining unrecognized compensation cost related to non-vested stock options amounted to $1,708, which will be amortized over the weighted-average remaining requisite service period of 1.9 years.  The intrinsic value of stock options exercised was $918, $1,602 and $1,248 for the years ended December 31, 2006, 2005 and 2004, respectively.

If this change in accounting policy had been applied to the previous fiscal years, the Company’s net income, basic income per share and diluted income per share for the years ended December 31, 2005 and December 31, 2004 would have been reduced on a pro-forma basis as follows:

	2005	2004

Net income, as reported	$7,784	$7,916
Pro forma impact	(839)	(733)
Pro forma net income	$6,945	$7,183

Basic net income per share, as reported	$0.19	$0.20
Pro forma impact per share	$(0.02)	$(0.02)
Pro forma net income per share - basic	$0.17	$0.18
Pro forma net income per share - diluted	$0.16	$0.18

The estimated fair values of granted stock options for the years ended December 31, 2006, 2005 and 2004 using the Black-Scholes option-pricing model with the following weighted-average assumptions were as follows:

	2006	2005	2004

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	47%	58%	63%
Risk-free interest rate	3.9%	3.6%	4.1%
Expected option life	5 yrs	6 yrs	5 yrs
Fair value per option granted	$1.99	$2.74	$2.00

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

4.                                      FINANCIAL INCOME (EXPENSE)

	2006	2005	2004
Interest income	$521	$107	$133
Interest expense and financial charges	(174)	(136)	(429)
	$347	$(29)	$(296)

5.                                      INCOME TAXES

	2006	2005	2004
The components of income tax expense are as follows:
Current	$807	$788	$979
Deferred	3,227	765	322
	$4,034	$1,553	$1,301

The reported income tax expense differs from the expected amount calculated by applying the Company’s Canadian combined federal and provincial tax rate to income before income tax expense.  The reasons for this difference and the related tax effects are as follows:

	2006	2005	2004
Income before income taxes from continuing operations - primarily from the Canadian operations	$15,581	$9,337	$9,282
Canadian combined federal and provincial tax rate	32.4%	32.4%	32.4%
Expected income tax expense	$5,048	$3,026	$3,007
Increase (decrease) resulting from:
Foreign tax rate differences	114	111	95
Effect of tax planning on valuation of available loss carryforwards	—	—	(884)
Effects on deferred income taxes from reduction in income tax rates	200	—	—
Unrecognized income tax benefit of losses	(871)	(876)	(786)
Goodwill and other amortization	—	111	358
Investment tax credits	(827)	(642)	(398)
Non-taxable capital gains related to milestones	(63)	(264)	—
Other	433	87	(91)
	$4,034	$1,553	$1,301

Deferred income tax assets have been provided as follows:

	2006	2005	2004
Loss carryforwards and undeducted R&D expenses	$8,166	$10,953	$11,596
Investment tax credits	1,158	1,028	999
Expenses not currently deductible for tax purposes	775	468	809
Deferred revenue	782	923	1,444
Share issuance costs	237	487	644
Net book value in excess of tax value of property, plant and equipment	(1,152)	(497)	(550)
Tax value of intangible assets in excess of net book value	747	643	698
Total deferred tax assets	10,713	14,005	15,640
Valuation allowance	(2,975)	(2,788)	(3,847)
Net deferred tax assets	$7,738	$11,217	$11,793
Deferred income tax assets are classified as follows:
Current	$3,179	$2,750	$4,121
Non-current	4,559	8,467	7,672
	$7,738	$11,217	$11,793

At December 31, 2006, the Company has accumulated tax losses of $14,960 available for federal purposes and $11,861 for provincial purposes in Canada, which expire from 2008 to 2015. In addition the Company has $4,124 of undeducted scientific research and experimental development expenditures in Canada, which have no expiry. The Company also has $1,691 of unclaimed Canadian investment tax credits, which expire from 2012 to 2026. These losses, undeducted scientific research and experimental development expenditures and investment tax credits can be used to offset future years’ taxes payable.

The Company has accumulated tax losses of $6,283 for federal and state purposes in the U.S., which expire from 2010 to 2014. Subject to certain limitations, these losses can be used to offset future years’ taxable income.

In 2005, the Company re-evaluated the tax rate applied to the temporary difference associated with capital assets acquired in 2004.

As a result of tax planning initiatives made possible by the purchase of the minority interest on April 22, 2004, the Company was able to increase the value of its deferred income tax assets at December 31, 2004 and 2005 by recognizing the benefits of previously unrecognized tax loss carryforwards and therefore decreasing the valuation allowance.

The Company’s valuation allowance is made up of loss carryforwards in jurisdictions where taxable income is no longer generated or where it is more likely they will not be realized prior to expiry.

6.             INCOME PER SHARE

Basic income per common share is calculated by dividing the net income by the weighted-average number of the Company’s common shares outstanding during the period. Diluted income per common share is calculated by dividing the net income by the sum of the weighted-average number of common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of warrants, stock options and the employee participation shares. The calculation of diluted income per common share excludes any potential conversion of warrants, options and employee participation shares that would increase income per share.

The following table sets forth the computation of basic and diluted income per share for the years ended December 31:

	2006	2005	2004
Numerator:
Net income from continuing operations	$11,547	$7,784	$7,977
Net loss from discontinued operations	—	—	(61)
Net income	$11,547	$7,784	$7,916
Denominator:
Weighted-average number of common shares outstanding — basic	41,592,507	41,471,798	39,886,219
Weighted-average effect of dilutive securities:
Stock options	83,175	893,984	1,168,664
Weighted-average number of common shares outstanding - diluted	41,675,682	42,365,782	41,054,883

Basic income per share:
from continuing operations	$0.28	$0.19	$0.20
from discontinued operations	—	—	—
	$0.28	$0.19	$0.20
Diluted income per share:
from continuing operations	$0.28	$0.18	$0.19
from discontinued operations	—	—	—
	$0.28	$0.18	$0.19

7.                                      RESTRICTED CASH

In conjunction with the divestiture of its Canadian sales and marketing division to Shire BioChem Inc. (“Shire”), $976 of the cash proceeds were held in trust under an escrow agreement in 2003. The release of this amount was dependent upon whether or not claims by Shire were made to the Company, by certain dates, with respect to any breach of the representations and warranties made by the Company to Shire or any failure of the Company to perform its obligations under the divestiture agreement. In July 2005, the final installment was released from escrow.

8.                                      ACCOUNTS RECEIVABLE

	2006	2005
Trade	$20,686	$16,410
Allowance for doubtful accounts	(454)	(316)
Income taxes and R&D tax credits	451	207
	$20,683	$16,301

9.             INVENTORIES

	2006	2005
Raw materials	$3,682	$4,576
Work-in-process	1,094	1,285
Finished goods	2,814	1,768
	$7,590	$7,629

10.                               PROPERTY, PLANT AND EQUIPMENT

	2006	2005
Land	$2,419	$2,424
Building	17,393	17,157
Computer software	3,794	3,207
Equipment	41,930	38,563
Assets under construction	4,689	3,498
	70,225	64,849
Accumulated depreciation	(23,933)	(19,197)
	$46,292	$45,652

Depreciation of property, plant and equipment from continuing operations was $4,860, $4,200 and $3,380, for the years ended December 31, 2006, 2005 and 2004, respectively.

11.                               INTANGIBLE ASSETS

	2006
		Accumulated	Net Book
	Cost	Amortization	Value
Patents and trademarks	$457	$434	$23
Licenses	10,126	9,864	262
Other	215	182	33
	$10,798	$10,480	$318

	2005
		Accumulated	Net Book
	Cost	Amortization	Value
Patents and trademarks	$457	$389	$68
Licenses	9,793	9,512	281
Other	215	165	50
	$10,465	$10,066	$399

Amortization of intangible assets from continuing operations was $275, $345 and $1,077, for the years ended December 31, 2006, 2005 and 2004, respectively. The aggregate amortization for each of the five succeeding fiscal years are as follows: 2007 - $318; thereafter - $nil.

12.                               ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2006	2005
Trade	$4,688	$4,533
Accrued liabilities	905	1,045
Employee-related items	5,347	3,159
	$10,940	$8,737

13.          DEFERRED REVENUES

	2006
	Deferred	Accumulated		Less:
	Revenues	Amortization	Net	Current Portion	Long-Term
SpectroPharm product line (a)	$10,500	$(10,500)	$—	$—	$—
Anipryl® (b)	29,893	(29,067)	826	114	712
Other	215	—	215	215	—
	$40,608	$(39,567)	$1,041	$329	$712

	2005
	Deferred	Accumulated		Less:
	Revenues	Amortization	Net	Current Portion	Long-Term
SpectroPharm product line (a)	$10,522	$(10,522)	$—	$—	$—
Anipryl® (b)	29,893	(25,768)	4,125	3,298	827
Other	373	—	373	373	—
	$40,788	$(36,290)	$4,498	$3,671	$827

Amortization of deferred revenues totalled $3,301, $3,701 and $5,495 for the years ended December 31, 2006, 2005, and 2004, respectively.

(a)                                 SpectroPharm Product Line

In May 2000, the Company entered an arrangement with GlaxoSmithKline (“GSK”) Consumer Healthcare, formerly Block Drug Company (Canada) Limited, with respect to the Company’s SpectroPharm line of dermatology products, which included the sale of product rights to GSK Consumer Healthcare in exchange for a non-refundable fee, the acquisition of inventory on hand, a supply agreement and a technical services arrangement. As a result of the Company’s ongoing obligations to GSK Consumer Healthcare pursuant to this arrangement, the $8,169 of net proceeds from the sale of the product rights have been deferred and have been recognized as revenue on a straight-line basis over the period to January 31, 2005.

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

The portion of the $3,150 payment referable to the minimum royalty entitlement for the three-year period ending December 31, 2001 was earned and recognized as revenue in the fourth quarter of 2001. The portion referable to the third year in the three-year period ending December 31, 2002 was deferred and recognized as revenue on a straight-line basis during 2002.

14.                               CREDIT FACILITIES

The Company has the following credit facilities available, expiring June 2007:

•                  CDN$15 million or U.S.$ equivalent operating facility payable within 364 days upon drawing upon the facility. The operating facility can be extended by one year upon agreement with the lender. As at December 31, 2006, no amount was drawn under this facility.

•                  CDN$10 million or U.S.$ equivalent term facility, repayable in full at the end of the term. As at December 31, 2006 and 2005 no amount was drawn under this facility.

As of December 31, 2006, a letter of credit was issued to the Company’s payroll provider in the amount of $621 which expires on March 25, 2007.

Interest under the credit facilities (both term and operating) is based on the bank’s prime lending rate provided that the Company meets certain ratios, which as at December 31, 2006 were met.

Amounts drawn under both credit facilities would be secured by specific assets of DRAXIS Specialty Pharmaceuticals Inc., and shares and guarantees of certain other subsidiaries.

The Company was in compliance with all lending covenants as at December 31, 2006 and 2005.

15.                               OTHER LIABILITIES

Other liabilities comprise the following:

(a)                                  In 2005, in connection with the discontinuance of the brachytherapy product line, the Company recorded in SG&A expenses an amount of $457, of which $252 is payable in quarterly installments of $19, with the first payment on April 30, 2006 and the final payment on January 31, 2010.

(b)                                 Incentive plans which provide for cash payments to be made in the future to eligible participants based on achievement of certain targets within the year.

16.                               MINORITY INTEREST

On April 22, 2004, the Company completed the acquisition of the 32.7% interest in the Company’s manufacturing subsidiary, DRAXIS Pharma, which was previously owned by SGF Santé Inc. (“SGF”). The $9.6 million (CDN$13.0 million) cash acquisition has been accounted for by the purchase method of accounting and allocated to identifiable assets and liabilities based on their estimated fair values as follows:

Minority interest	$3,992
Property, plant and equipment	6,785
Deferred income tax liability	(1,220)
Total purchase price	$9,557

The estimates of fair value were determined by the Company’s management based on an independent valuation of property, plant and equipment.

17.                               SHAREHOLDERS’ EQUITY

(a)                                 Common Share Offering

On April 22, 2004, the Company closed its offering of 3,053,436 units at a price of $4.82 (CDN$6.55) per unit for proceeds net of related expenses of $13,385 (CDN$18,213). Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitled the holder to acquire one common share of the Company at a price of CDN$8.50 at any time prior to April 24, 2006.  Included as a component of shareholders’ equity was $916, which represented the fair value of the warrants issued. The fair value of the warrants was determined based on the price of the offering using the Black-Scholes option-pricing model.  All warrants expired unexercised on April 24, 2006.

(b)                                 Stock Repurchase Program

On December 7, 2005, the Board of Directors of the Company authorized the repurchase for cancellation of up to 3,522,530 of its common shares through a Normal Course Issuer Bid (the “2005 Issuer Bid”), which represented 10% of the public float on December 6, 2005.  In accordance with the rules of the TSX, such purchases could begin on December 15, 2005 and end no later than December 14, 2006. The Company received approval from the TSX on December 18, 2006 to renew its Normal Course Issuer Bid (the “2006 Issuer Bid”). DRAXIS may now repurchase up to 3,397,011 of its common shares, which represents 10% of the 33,970,112 common shares in the public float as of December 14, 2006, beginning on December 20, 2006 and until December 19, 2007 or until such earlier date when the Company purchases the maximum allowable number of shares or elects to terminate the bid. All shares purchased will be acquired through the facilities of the TSX and will be cancelled. DRAXIS had 41,492,138 common shares issued and outstanding as of December 14, 2006.

During 2006, 713,200 shares were purchased and cancelled in accordance with the 2005 Issuer Bid at an average price of $4.59 for total consideration of $3,277.  The excess of $1,779 over the stated capital of the acquired shares was deducted from additional paid-in capital.

No shares were purchased in 2006 in accordance with the 2006 Issuer Bid.

18.          STOCK-BASED COMPENSATION PLANS

(a)                                 Stock Option Plan

On May 18, 2006, the shareholders approved a stock option plan referred to as the “2006 Stock Option Plan” to permit the Board of Directors to grant options to purchase common shares to directors, officers and employees of the Company and subsidiaries in order to encourage these persons to work towards and participate in the growth and development of the Company and its subsidiaries. The Board of Directors determines the exercise price per common share; the number of options for common shares that may be allotted to each designated director, officer or employee; the period during which any option may be exercised; and all the terms and conditions of the option in accordance with the applicable requirements of any relevant regulatory authority or stock exchange. The options are exercisable for a period not exceeding ten years from the date of the grant and generally options vest one-third on each of the first, second and third anniversaries of the date of grant.  The maximum number of options for issuance under the 2006 Stock Option Plan is 1,500,000.

On February 3, 1988 and amended on June 27, 2001, the shareholders approved a stock option plan referred to as “Stock Option Plan of DRAXIS Health Inc.” to permit the Board of Directors to grant options to purchase common shares to directors, officers, employees and arm’s length consultants of the Company and its subsidiaries so as to link corporate compensation to enhanced shareholder value. The Board of Directors determines the price per common share; the number of options for common shares that may be allotted to each designated director, officer, employee or arm’s length consultant; the period during which any option may be exercised; and all the terms and conditions of the option in accordance with the applicable requirements of any relevant regulatory authority or stock exchange. The options are exercisable for a period not exceeding 10 years from the date of the grant and generally options vest one-third on each of the first, second and third anniversaries of the date of grant.  The maximum number of options for issuance under the Stock Option Plan of Draxis Health Inc. is 7,500,000.  No additional options are available for granting under this plan since the 2006 Stock Option Plan was adopted on May 18, 2006

The Company has adopted a guideline limiting the aggregate number of common shares that can be issued at any point in time, through the exercise of options, to 13% of the Company’s outstanding common shares. As at December 31, 2006 the aggregate number of shares issuable pursuant to outstanding options represented 5.4% (2005 — 6.4%) of the outstanding common shares.

The following is a summary of the number of common shares issuable pursuant to outstanding stock options:

	Outstanding
	2006	2005	2004

Balance, beginning of year	2,652,620	2,753,232	3,097,942
Increase (decrease) resulting from:
Granted	330,000	565,000	360,000
Exercised	(647,333)	(648,279)	(609,177)
Cancelled	(26,667)	(17,333)	(80,333)
Expired	(50,625)	—	(15,200)
Balance, end of year	2,257,995	2,652,620	2,753,232

Exercisable at December 31	1,310,495	1,501,898	1,721,565

Weighted-average exercise price of options:
Outstanding, end of year	CDN$4.23	CDN$3.94	CDN$3.41
Exercisable, end of year	CDN$4.30	CDN$3.65	CDN$3.40
Granted	CDN$5.06	CDN$5.79	CDN$4.67
Exercised	CDN$3.41	CDN$3.07	CDN$3.37
Cancelled	CDN$6.20	CDN$5.06	CDN$3.16
Expired	CDN$3.33	—	CDN$2.36

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value ($000’s)	Number Exercisable	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value ($000’s)

CDN$2.01 - $2.50	572,995	4.37	CDN$2.36	CDN$1,887	222,995	1.04	CDN$2.35	CDN$746
CDN$2.51 - $3.00	37,500	6.62	CDN$2.63	CDN$112	—	—	—	—
CDN$3.01 - $3.50	40,000	1.84	CDN$3.25	CDN$95	26,667	1.84	CDN$3.25	CDN$63
CDN$3.51 - $4.00	352,500	0.29	CDN$3.88	CDN$614	352,500	0.29	CDN$3.88	CDN$614
CDN$4.01 - $4.50	125,000	2.00	CDN$4.30	CDN$165	125,000	2.00	CDN$4.30	CDN$165
CDN$4.51 - $5.00	200,000	3.36	CDN$4.70	CDN$184	113,333	2.61	CDN$4.70	CDN$104
CDN$5.01 - $6.65	930,000	4.21	CDN$5.50	CDN$112	470,000	3.70	CDN$5.49	CDN$62
	2,257,995	3.45	CDN$4.23	CDN$3,170	1,310,495	2.04	CDN$4.30	CDN$1,755

(b)           Deferred Share Unit Plan

Under the Company’s Deferred Share Unit Plan, members of senior management can elect to receive up to 20% of base salary and up to 100% of any bonus payable in respect of that year in deferred share units (“DSUs”) in lieu of cash compensation. An election must be made by December 1 of each year in respect of base salary and bonus for the following year. The elected amount is converted to a number of DSUs equal to the elected amount divided by the closing price of the common shares on the TSX or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year. Participants are not entitled to redeem any DSUs until cessation of employment with the Company for any reason. The value of DSUs redeemable by the participants will be equivalent to the market value of the common share at the time of redemption. The DSUs must be redeemed no later than the end of the first calendar year commencing after the date of cessation of employment. The DSU liability is re-measured at the end of each reporting period based on the market price of the Company’s common stock. The net increase or decrease in the value of the DSUs is recorded as compensation cost included in SG&A expense.

The following summarizes the number of DSUs issued and outstanding and its impact on SG&A:

	2006	2005	2004

Balance, beginning of period	199,868	190,313	174,529
Issued	30,579	9,555	15,784
Balance, end of period	230,447	199,868	190,313

DSU expense (recovery)	245	($117)	$284

19.                               SEGMENTED INFORMATION AND MAJOR CUSTOMERS

Industry Segmentation

For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income. The segments are identified as reporting segments based on the distinct management teams, customer base, production process and regulatory requirements of each. The Corporate and Other segment includes revenues earned via royalties and milestones, inter-segment eliminations and corporate expenses. The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies.

	2006	2005	2004
PRODUCT SALES REVENUES
Radiopharmaceuticals	$21,508	$19,290	$17,172
Manufacturing	64,731	54,743	46,461
Corporate and Other	(2,694)	(1,044)	(1,940)
	$83,545	$72,989	$61,693
ROYALTY AND LICENSING REVENUES
Radiopharmaceuticals	$(3)	$9	$—
Manufacturing	—	—	—
Corporate and Other	5,425	6,435	7,627
	$5,422	$6,444	$7,627
TOTAL REVENUES
Radiopharmaceuticals	$21,505	$19,299	$17,172
Manufacturing	64,731	54,743	46,461
Corporate and Other	2,731	5,391	5,687
	$88,967	$79,433	$69,320
PRODUCT GROSS MARGIN
Radiopharmaceuticals	$13,433	$11,593	$10,028
Manufacturing	23,215	14,628	11,530
Corporate and Other	(186)	(68)	342
	$36,462	$26,153	$21,900
SELLING, GENERAL AND ADMINISTRATION EXPENSE
Radiopharmaceuticals	$4,380	$4,660	$3,906
Manufacturing	6,487	5,086	3,492
Corporate and Other(1)	8,558	6,439	5,868
	$19,425	$16,185	$13,266
RESEARCH AND DEVELOPMENT EXPENSE
Radiopharmaceuticals	$2,372	$2,103	$1,948
Manufacturing	—	—	—
Corporate and Other	—	—	—
	$2,372	$2,103	$1,948
SEGMENT INCOME (LOSS)(2)
Radiopharmaceuticals	$6,678	$4,839	$4,174
Manufacturing	16,728	9,542	8,038
Corporate and Other	(3,319)	(72)	2,101
	$20,087	$14,309	$14,313
DEPRECIATION AND AMORTIZATION
Radiopharmaceuticals	$1,110	$1,047	$949
Manufacturing	3,688	3,105	2,417
Corporate and Other	337	393	1,091
	$5,135	$4,545	$4,457
OPERATING INCOME (LOSS)(3)
Radiopharmaceuticals	$5,568	$3,792	$3,225
Manufacturing	13,040	6,437	5,621
Corporate and Other	(3,656)	(465)	1,010
	$14,952	$9,764	$9,856

(1)       Stock-based compensation expense was recorded in SG&A expense of $968 in 2006 (2005 - $nil; 2004 - $nil).

(2)       Segment income (loss) from continued operations before depreciation and amortization, financial expense, foreign exchange gain (loss), other income, income taxes and minority interest.

(3)       Segment income (loss) from continuing operations before financial expense, foreign exchange gain (loss), other income, income taxes and minority interest.

IDENTIFIABLE ASSETS
Radiopharmaceuticals	$15,332	$12,340	$12,354
Manufacturing	54,162	52,664	50,103
Corporate and Other	36,468	30,816	26,328
	$105,962	$95,820	$88,785

Geographic Segmentation	2006	2005	2004
REVENUES(4)
Canada	$39,891	$39,026	$33,609
United States	47,900	39,612	35,310
Other	1,176	795	401
	$88,967	$79,433	$69,320

(4)       Revenues are attributable to countries based upon the location of the customer.

LONG-LIVED ASSETS

Substantially all of the Company’s property, plant and equipment, goodwill and intangible assets are located in Canada.  Goodwill is recorded within the radiopharmaceutical segment.

Expenditures for Property, Plant and Equipment	2006	2005	2004
Radiopharmaceuticals	$1,434	$461	$835
Manufacturing	4,222	4,119	3,928
Corporate and Other	—	39	38
	$5,656	$4,619	$4,801

Product Sales Revenues By Major Product Groups	2006	2005	2004
Radiopharmaceuticals	$21,508	$19,290	$17,172
Manufacturing - Sterile	51,529	41,488	31,270
Manufacturing - Non Sterile	13,202	13,255	15,191
Corporate and Other	295	499	22
Inter-segment eliminations	(2,989)	(1,543)	(1,962)
	$83,545	$72,989	$61,693

Major Customers	2006	2005	2004
Customer A (Manufacturing)	23.0%	23.0%	20.0%
Customer B (Manufacturing)	23.0%	22.0%	18.0%
Customer C (Manufacturing)	10.0%	13.0%	17.0%
	56.0%	58.0%	55.0%

20.                               COMMITMENTS AND CONTINGENCIES

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

The Company is committed under various contractual commitments requiring minimum annual payments as follows:

	Payment due by end of:
Contractual Obligations	Total	2007	2008	2009	2010	2011	Thereafter
Operating leases	45	16	16	11	2	—	—
Service contracts	370	271	82	17	—	—	—
Milestone obligations	1,100	150	150	150	150	250	250
Total contractual obligations	1,515	437	248	178	152	250	250

All contractual obligations related to 2006 and 2005 were fully paid as of December 31, 2006 and December 31, 2005, respectively.

Legal Proceedings

From time to time, the Company becomes involved in legal proceedings and claims that arise in the ordinary course of business.

The Company considers that the ultimate liability with respect to any known actions will not materially affect the business, financial position, results of operations or cash flows of the Company.

In July 2005, a claim was filed before the Superior Court of Justice of Ontario against the Company together with other defendants alleging that Permax®, a drug that the Company distributed in Canada for a third party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”.  The plaintiff is seeking to have this action certified as a class action.  The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification. No amounts have been accrued in the accounts pursuant to the claim.

21.                               RELATED PARTY TRANSACTIONS

Significant related party transactions and balances in the accompanying financial statements are as follows:

	2006	2005	2004
Rent paid to a company jointly controlled by a member of the Board of Directors included in SG&A expenses	$127	$123	$125

The aforementioned transaction is in the normal course of operations, is measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, and has been fully paid as of the balance sheet dates.

22.                               FINANCIAL INSTRUMENTS

Fair Value

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

Credit Risk

The Company is subject to credit risk through trade receivables and short-term cash investments. Credit risk with respect to trade receivables is limited given the creditworthiness of the counterparties. The Company invests its excess liquidity in high quality government securities and short-term commercial paper, bank deposits and money market mutual funds.

Currency Risk

The Company’s foreign exchange exposure for accounting purposes mainly relates to the U.S.-denominated monetary assets and liabilities of the Canadian operations of the Company. Changes in the exchange rate may result in a decrease or increase in the foreign exchange gain or loss. The Company does not actively hedge this exposure but reduces the exposure by maintaining the minimum level of U.S.-denominated cash available to meet its short-term cash requirements.

23.                               COMPARATIVE INFORMATION

The Company has reclassified certain prior years’ information to conform with the current year’s presentation.