Form 20-F/A
period 2006-12-31
DRAXIS HEALTH INC /CN/
filed 2007-08-15
CIK 845802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

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

Shares—41,522,138 common shares (as of 12/31/06)

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

Yes ☐   No ☒

Explanatory Note

PART I

Item 5.                    Operating and Financial Review and Prospects

PART III

ITEM 19                 Exhibits

12.1*	Certification of CEO required by Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of CFO required by Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of CEO required by Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of CFO required by Section 906 of the Sarbanes-Oxley Act of 2002

i

Explanatory Note

DRAXIS Health Inc. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A to its Form 20-F for the year ended December 31, 2006, originally filed on March 30, 2007 (“Original Form 20-F”) for the purpose of amending Item 5 within the Original Form 20-F to remove the EBITDA references. We hereby replace Item 5 beginning on page 52 of the Original Form 20-F with the amended Item 5 included in this Amendment No. 1.

Except for the certifications, this Amendment No. 1 speaks as of the filing date of the Original Form 20-F. Other than for the purpose of amending Item 5, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 20-F.

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

Readers are cautioned not to place undue reliance on forward-looking statements contained in the following Operating and Financial Review and Prospects since actual results could differ materially from what we expect if known or unknown risks affect our business or if an estimate or assumption turns out to be inaccurate. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See “Forward-Looking Statements” on page 75 of the Original Form 20-F, filed with the U.S. Securities and Exchange Commission on March 30, 2007.

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

Consolidated Results of Operations
Years ended December 31,
(in thousands of U.S. dollars except share related data) (U.S. GAAP)

	2006	2005	2004

Revenues
Product sales	$83,545	$72,989	$61,693
Royalty and licensing	2,121	3,143	4,326
Anipryl® deferred revenues	3,301	3,301	3,301
	$88,967	$79,433	$69,320

Product gross margin	$36,462	$26,153	$21,900
% of Product sales revenues	43.6%	35.8%	35.5%
Royalty and licensing revenue	5,422	6,444	7,627
SG&A	(19,425)	(16,185)	(13,266)
% of Product sales revenues	-23.3%	-22.2%	-21.5%
R & D	(2,372)	(2,103)	(1,948)
Depreciation and amortization	(5,135)	(4,545)	(4,457)
Operating income	14,952	9,764	9,856
% of Total revenues	16.8%	12.3%	14.2%

Financial
—Foreign exchange translation	282	(398)	(374)
—Other	347	(29)	(296)
Other income	—	—	96
Income tax provision	(4,034)	(1,553)	(1,301)
Minority interest	—	—	(4)
Loss from discontinued operations	—	—	(61)
Net income	$11,547	$7,784	$7,916

Net income (loss)
—From continuing operations	$11,547	$7,784	$7,977
—From discontinued operations	—	—	(61)
	$11,547	$7,784	$7,916

Basic income (loss) per share
—From continuing operations	$0.28	$0.19	$0.20
—From discontinued operations	—	—	(0.00)
	$0.28	$0.19	$0.20

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

RADIOPHARMACEUTICALS
Years ended December 31,
(in thousands of U.S. dollars) (U.S. GAAP)

	2006	2005	2004

Revenues
Product sales	$21,508	$19,290	$17,172
Royalty and licensing	(3)	9	—
	$21,505	$19,299	$17,172

Product gross margin	13,433	11,593	10,028
% of Product sales revenues	62.5%	60.1%	58.4%
SG&A	(4,380)	(4,660)	(3,906)
R & D	(2,372)	(2,103)	(1,948)
Depreciation and amortization	(1,110)	(1,047)	(949)
Operating income	$5,568	$3,792	$3,225
% of Revenues	25.9%	19.6%	18.8%

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

Comparison of Years Ended December 31, 2006 and 2005

Revenues for the year ended December 31, 2006 increased by 11% (or close to 20% excluding brachytherapy products, which the Company stopped selling late in 2005) compared to 2005 primarily as a result of the increase in product sales from radioiodine products and, specifically, Sodium Iodide I-131 sales to the U.S., including diagnostic capsules. The increase is related to higher volumes resulting from greater U.S. market penetration.

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

CONTRACT MANUFACTURING
Years ended December 31,
(in thousands of U.S. dollars) (U.S. GAAP)

	2006	2005	2004

Revenues
Product sales	$64,731	$54,743	$46,461

Product gross margin	23,215	14,628	11,530
% of Product sales revenues	35.9%	26.7%	24.8%
SG&A	(6,487)	(5,086)	(3,492)
Depreciation and amortization	(3,688)	(3,105)	(2,417)
Operating income	$13,040	$6,437	$5,621
% of Revenues	20.1%	11.8%	12.1%

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

CORPORATE AND OTHER
(in thousands of U.S. dollars) (U.S. GAAP)

	2006	2005	2004

Revenues
Product sales	$295	$499	$274
Intercompany eliminations	$(2,989)	$(1,543)	$(2,214)
Royalty and licensing	2,124	3,134	4,326
Anipryl® deferred revenues	3,301	3,301	3,301
	$2,731	$5,391	$5,687

Product gross margin	(186)	(68)	342
% of Product sales revenues	NM	NM	NM
SG&A	(8,558)	(6,439)	(5,868)
Depreciation and amortization	(337)	(393)	(1,091)
Operating (loss) income	$(3,656)	$(465)	$1,010
% of Revenues	-133.9%	-8.6%	17.8%

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

Operating income from this segment decreased compared to 2004 due to the factors described above.

LIQUIDITY AND CAPITAL RESOURCES
(in thousands of U.S. dollars) (U.S. GAAP)

	2006	2005	2004

Cash and cash equivalents	$21,446	$12,390	$5,926
Restricted cash	—	—	$428
Non-financial working capital (net)(1)	$21,247	$18,890	$18,397
Total debt (current and long-term)	—	—	—

Cash flows from operating activities	$16,450	$9,717	$5,129
Cash flows used in investing activities	$(5,993)	$(4,380)	$(4,290)

(1)             Excluding cash and cash equivalents, restricted cash, current portion of deferred revenues and customer deposits.

	Feb 23, 2007	2006	2005	2004

Common shares issued and outstanding	41,837,140	41,522,138	41,588,005	41,015,326
Warrants issued and outstanding(2)	—	—	1,526,718	1,526,718
Stock options outstanding	2,362,993	2,257,995	2,652,620	2,753,232
Outstanding options as a % of outstanding shares	5.6%	5.4%	6.4%	6.7%

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

Bank Financing

The Company has the following credit facilities available, expiring June 2007:

—                                   CDN$15 million or U.S.$ equivalent operating facility payable within 364 days upon drawing upon the facility. The operating facility can be extended by one year upon agreement with the lender. As at December 31, 2006, no amount was drawn under this facility.

—                                   CDN$10 million or U.S.$ equivalent term facility, repayable in full at the end of the term. As at December 31, 2006, 2005 and 2004 no amount was drawn under this facility.

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

SELECTED ANNUAL INFORMATION
(in thousands of U.S. dollars, except share related data) (U.S. GAAP)

	2006	2005	2004

Revenues
Product sales	$83,545	$72,989	$61,693
Royalty and licensing	2,121	3,143	4,326
Anipryl® deferred revenues	3,301	3,301	3,301
	$88,967	$79,433	$69,320

Net income (loss)
—From continuing operations	$11,547	$7,784	$7,977
—From discontinued operations	—	—	(61)
	$11,547	$7,784	$7,916

Basic income (loss) per share
—From continuing operations	$0.28	$0.19	$0.20
—From discontinued operations	—	—	—
	$0.28	$0.19	$0.20

Diluted income (loss) per share
—From continuing operations	$0.28	$0.18	$0.19
—From discontinued operations	—	—	—
	$0.28	$0.18	$0.19

Total assets	$105,962	$95,820	$88,785
Total long-term financial liabilities	990	308	—

SUMMARY OF QUARTERLY RESULTS
(in thousands of U.S. dollars, except share related data) (U.S. GAAP)

	Q4, 2006	Q3, 2006	Q2, 2006	Q1, 2006	Q4, 2005	Q3, 2005	Q2, 2005	Q1, 2005

Revenues
Product sales	$23,106	$19,788	$23,003	$17,648	$17,273	$16,034	$19,176	$20,506
Royalty and licensing	465	617	437	603	562	598	470	1,514
Anipryl® deferred revenues	825	825	825	825	825	825	825	825
	$24,396	$21,230	$24,265	$19,076	$18,660	$17,457	$20,471	$22,845

Net income	$3,687	$2,604	$3,564	$1,692	$1,067	$1,069	$2,353	$3,295

Basic income per share	$0.09	$0.06	$0.09	$0.04	$0.03	$0.03	$0.06	$0.08

Diluted income per share	$0.09	$0.06	$0.09	$0.04	$0.03	$0.03	$0.06	$0.08

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

Foreign Exchange Risk

The Company’s reporting currency is the U.S. dollar. The functional currency for its Canadian operations—which include the radiopharmaceutical segment, the contract manufacturing segment and royalties and milestones related to product rights sold to Shire—is the Canadian dollar. Accordingly, the Company’s foreign exchange exposure for accounting purposes mainly relates to U.S.-denominated monetary assets of these operations. The Company currently does not actively hedge this exposure, but reduces the exposure by maintaining the minimum level of U.S.-denominated cash available to meet its short-term cash requirements.

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

•                                          market acceptance of the Company’s products; and

•                                          the risks described in “Item 3. Key Information—Risk Factors” in this Annual Report.

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

PART III.

Item 19.                   Exhibits

Exhibit No.		Description

12	.1*	Certification of CEO required by Section 302 of the Sarbanes-Oxley Act of 2002
12	.2*	Certification of CFO required by Section 302 of the Sarbanes-Oxley Act of 2002
13	.1*	Certification of CEO required by Section 906 of the Sarbanes-Oxley Act of 2002
13	.2*	Certification of CFO required by Section 906 of the Sarbanes-Oxley Act of 2002

*                    Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRAXIS HEALTH INC.

Date: August 15, 2007	By:	/s/ MARK OLEKSIW
Chief Financial Officer

	By:	/s/ MARTIN BARKIN, M.D.
President and Chief Executive Officer