Form 20-F
period 2007-12-31
DRAXIS HEALTH INC /CN/
filed 2008-03-31
CIK 845802

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-17434

DRAXIS HEALTH INC.

(Exact name of Registrant as specified in its charter)

CANADA

(Jurisdiction of incorporation or organization)

SUITE 4700, TD BANK TOWER, TORONTO DOMINION CENTRE, TORONTO, ONTARIO,
CANADA M5K 1E6

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

Shares — 42,062,538 common shares (as of 12/31/07)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

    Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐   No ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Item 1.    Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.    Offer Statistics and Expected Timetable

Not Applicable

Item 3.    Key Information

Selected Consolidated Financial Data

DRAXIS Health Inc. (“DRAXIS” or the “Company”) is a specialty pharmaceutical company providing products in three categories: sterile products, non-sterile products and radiopharmaceuticals.  Sterile products include liquid and freeze-dried (lyophilized) injectables and sterile ointments.  Non-sterile products are produced as solid oral, liquid and semi-solid dosage forms.  Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications.  In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development program for new products.  As of January 1, 2005, all of the operations of the Company are carried out through our wholly owned subsidiary DRAXIS Specialty Pharmaceuticals Inc. (“DSPI”), which operates two major divisions, DRAXIS Pharma (contract manufacturing) and DRAXIMAGE (radiopharmaceuticals).  Our operations are carried out at our sole manufacturing facilities located at 16751, Trans-Canada Highway, Kirkland, Québec, H9H 4J4, Canada (our “manufacturing facilities” or “facility”).  For the year ended December 31, 2007, 69.7% of our consolidated revenues were derived from DRAXIS Pharma (contract manufacturing) and 29.4% of our consolidated revenues were derived from DRAXIMAGE (radiopharmaceuticals).

Our subsidiary Deprenyl Animal Health, Inc. (“DAHI”) receives licensing and royalty revenue related solely to ANIPRYL®, a companion animal health product.  It does not engage in any operations.

Our registered office is located at Suite 4700, TD Bank Tower, Toronto Dominion Centre, Toronto, Ontario, M5K 1E6, Canada. The phone number for the registered office is 416-601-7525.  We also have a place of business at 16751 Trans-Canada Highway, Kirkland, Québec, H9H 4J4 where all of our operations are conducted. The phone number for this place of business is 514-694-8220. DRAXIS is a corporation governed by the Canada Business Corporations Act (the “CBCA” or the “Act”)

Unless otherwise indicated herein, the information presented in this Annual Report (Form 20-F) is for the year ended December 31, 2007.  All amounts expressed herein are in U.S. dollars unless specifically stated otherwise.

The selected consolidated income statement data for the years ended December 31, 2005, 2006 and 2007, and the selected consolidated balance sheet data as of December 31, 2006 and 2007, are derived from the audited Consolidated Financial Statements included elsewhere in this Annual Report (Form 20-F).  The selected consolidated income statement data for the years ended December 31, 2003 and 2004, and selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements which are not included in this Annual Report (Form 20-F).  The selected financial data set forth in the following table are presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).  All data presented below should be read in conjunction with, and is qualified in its entirety by, reference to our audited Consolidated Financial Statements and Notes thereto for the year ended December 31, 2007 which are included in this Annual Report (Form 20-F).

Selected Five-Year Review

(in thousands of U.S. dollars except share related data)

	2007	2006	2005	2004	2003
Operations
Revenues
Product sales	76,072	83,545	72,989	61,693	40,535
Royalty and licensing	2,788	5,422	6,444	7,627	8,658
	78,860	88,967	79,433	69,320	49,193

Operating income	2,148	14,952	9,764	9,856	6,686

Income from continuing operations	1,658	11,547	7,784	7,977	4,671
(Loss) income from discontinued operations, net of tax	—	—	—	(61)	8,531
Net income	1,658	11,547	7,784	7,916	13,202

Basic earnings per share
- From continuing operations	$0.04	$0.28	$0.19	$0.20	$0.13
- From discontinued operations	—	—	—	—	0.23
	$0.04	$0.28	$0.19	$0.20	$0.36

Diluted earnings per share
- From continuing operations	$0.04	$0.28	$0.18	$0.19	$0.13
- From discontinued operations	—	—	—	—	0.23
	$0.04	$0.28	$0.18	$0.19	$0.36

Financial Position at December 31
Cash and cash equivalents	24,796	21,446	12,390	5,926	10,563
Total assets	127,934	105,962	95,820	88,785	76,553
Long-term debt	—	—	—	—	10,466
Common shareholders’ equity	111,341	92,415	81,628	69,920	41,647
Book value per common share	2.65	2.23	1.96	1.70	1.12

Share Information
Number of shares outstanding at end of year	42,062,538	41,522,138	41,588,005	41,015,326	37,297,817
Weighted average number of shares - basic	41,955,989	41,592,507	41,471,798	39,886,219	37,114,648
Weighted average number of shares - diluted	42,096,250	41,675,682	42,365,782	41,054,883	37,194,994

Forward-Looking Statements

This Annual Report (Form 20-F) contains forward-looking statements (within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) and information that are based on management’s beliefs, as well as assumptions made by and information currently available to management.  When used in this Annual Report (Form 20-F), the words “anticipate”, “estimate”, “forecast”, “plan”, “believe”, “expect”, “potential”, “intend”, “projected”, “designed”, “should” and similar expressions are intended to identify forward-looking statements, but they are not the only way we identify such statements.  These forward-looking statements necessarily make numerous assumptions with respect to: industry performance; general business, economic and regulatory conditions; access to markets and materials; and other matters, all of which are inherently subject to significant uncertainties and contingencies and many of which are beyond our control.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions made or factors considered in making a forward-looking statement prove incorrect, actual results may vary materially from those anticipated, estimated or projected.  We believe that any of the following risk factors could cause our actual results to differ from those that may have been or may be projected in forward-looking statements made by us or on our behalf from time to time. We caution you that the following list of risk factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. The forward-looking statements in this Annual Report (Form 20-F) are principally contained under Items 4 and 5.

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

As of December 31, 2007, DRAXIMAGE had six regulatory submissions filed with European regulatory authorities: four with the Medicines Evaluation Board in the Netherlands, one with the Danish Medicines Agency, and one in Denmark under the decentralized procedure.  The submission dates for the radiopharmaceutical products filed in the Netherlands and with the Danish Medicine Agency range from June 2003 to December 2004 (except for one regulatory submission re-filed in Denmark in 2007 for rewording). All of the approvals, except for the most recent submission, sought by DRAXIMAGE in Europe are for marketing authorizations through the mutual recognition procedure, which involves obtaining approval in one state (the “reference member state”) and recognition of that approval in other member states.  Five of the approvals being sought by DRAXIMAGE in Europe are for radiopharmaceutical products already approved in Canada or the U.S. The most recent submission is for DRAXIMAGE® Sestamibi which has not yet received approval in Canada or the U.S. Two of these six European submissions, made for DRAXIMAGE MAA kit and MDP kit, received approval in a reference member state, the Netherlands, in February 2005 and March 2006.  The MDP kit also received approval in the United Kingdom in February 2008. The MAA kit has also been approved in Germany, the United Kingdom, Austria, Belgium and Luxembourg.  A third approval for DRAXIMAGE’s Sodium Iodide I-131 capsules was granted in reference member state, Denmark, in September 2007.

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

On February 2, 2007, DRAXIMAGE announced it had submitted an Abbreviated New Drug Application (“ANDA”) to the FDA for its generic kit for the preparation of Tc-99m Sestamibi for injection (DRAXIMAGE® Sestamibi), a nuclear medicine imaging agent used in myocardial perfusion imaging (“MPI”) to evaluate blood flow to the heart in patients undergoing cardiac tests.  On July 25, 2007, DRAXIMAGE announced it had filed DRAXIMAGE® Sestamibi with European regulatory authorities.  The Company also filed an Abbreviated New Drug Submission (“A/NDS”) for DRAXIMAGE® Sestamibi on August 17, 2007 with Health Canada.  On October 11, 2007, the Company was informed by Health Canada that this submission had been screened and found acceptable for review.  We cannot predict if or when we will receive regulatory approvals to market this product.

The final products in which active pharmaceutical ingredients are used are subject to regulation for safety and efficacy by the FDA, TPD and regulatory authorities in other jurisdictions, as the case may be.  All of the final products that DRAXIMAGE or DRAXIS Pharma manufacture must be approved by the FDA, TPD and the regulatory authorities in other jurisdictions, as the case may be, before they can be commercially marketed.  The process of obtaining regulatory clearance for marketing is uncertain, can be costly and time-consuming.  We cannot predict how long the necessary regulatory approvals will take or whether we or our customers for whom we manufacture products will ever obtain such approval for products.  To the extent that we and/or our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

All products manufactured by us (including those manufactured for our contract manufacturing customers) have to comply with the current Good Manufacturing Practices (“cGMP”) imposed under the laws of the U.S., Canada and other jurisdictions, as well as the guidelines and policies of TPD, FDA and the regulatory authorities in other jurisdictions, as the case may be.  In addition, products containing radioactive isotopes will have to comply with the guidelines and regulations of the Canadian Nuclear Safety Commission in Canada and the United States Nuclear Regulatory Commission and other similar regulations in other countries.  Compliance with cGMP regulations requires us to expend time, money and effort on our production facilities and to maintain precise and extensive records and quality control to ensure that our products meet applicable specifications and other requirements. The FDA, TPD and other regulators may periodically inspect our drug manufacturing facilities to ensure compliance with applicable cGMP requirements. In 2007, the Company announced it had received a notification from the FDA that its manufacturing facilities continue to maintain their classification as acceptable facilities following an extensive inspection by the FDA in January 2007 of all six products and quality systems for the contract manufacturing division.  There can be no assurance that subsequent inspections will have similar results. In addition, our customers also periodically inspect our manufacturing facilities to ascertain compliance with cGMP requirements.  If we fail to comply with the cGMP requirements, we may become subject to possible regulatory action, and manufacturing at the facility could consequently be suspended, causing possible loss of profit, regulatory fines and third-party liability.  To date we have not been subject to any notice of material non-compliance.

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

Our success depends, in part, on our ability to obtain, enforce and maintain patent protection for our radiopharmaceutical technologies.  Patents for our radiopharmaceutical technologies have expiry dates ranging from November 2008 to December 2020.  We cannot assure you that patents will be issued from any of our pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect our technology. In addition, we cannot assure you that any patents issued to or licensed by us will not be challenged, invalidated, infringed or circumvented, or that the rights granted under these patents will provide continuing competitive advantages to us.  The patent positions of pharmaceutical and biotechnology firms, including ours, are generally uncertain and involve complex legal and factual questions.  In addition, we do not know whether any of our current research endeavors will result in the issuance of patents in Canada, the United States or elsewhere, or if any patents already issued will provide significant proprietary protection or will be circumvented or invalidated.  Since patent applications in the United States and Canada are maintained in secrecy for at least 18 months from the date of filing, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we will be the first to create inventions claimed by pending patent applications or that we will be the first to file patent applications for such inventions.  Our failure to obtain patents for our products could negatively affect our competitive position.

Our commercial success also depends in part on our not infringing patents or proprietary rights of others and not breaching the licenses granted to us.  In the event that we are found to have infringed other parties’ patents, licenses may not be available to us on terms that are commercially favorable or at all.  In addition, the degree of patent protection afforded to pharmaceutical or biotechnological inventions around the world is uncertain and varies significantly among different countries.  We cannot assure you that we will be able to license third-party technology or patents that we may require to conduct our business or that such technology or patents can be licensed at a reasonable cost. Failure by us or our collaborators or customers to license any technology or patents that we may need to commercialize our technologies or manufacture our products may result in delays in marketing our products or may impede our inability to proceed with the development, manufacture or sale of products requiring such licenses.  There can be no assurance that any of our products currently in development or our recently approved products will achieve market acceptance.

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

ALTHOUGH WE CARRY PRODUCT LIABILITY INSURANCE, A SUCCESSFUL

LIABILITY CLAIM COULD NEGATIVELY IMPACT OUR BUSINESS.

We may be subject to liability claims by those who purchase our contract manufacturing services, for the use of any of our products under clinical development and the sale and use of any of our approved products.  Such claims may be made directly by customers, consumers, healthcare providers, pharmaceutical companies or others selling such products.  Although we believe that our insurance coverage is reasonably adequate to insulate us from potential product liability claims and we have not historically experienced any problems associated with claims by those who purchase our contract manufacturing services or users of our products under clinical development or the radiopharmaceutical products that we manufacture, we cannot provide any assurance that we will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to this potential liability.  We may not be able to maintain or obtain additional commercially reasonable product liability insurance for any of our products approved for marketing and sale.  Even unsuccessful product liability claims could result in the expenditure of funds in litigation and the diversion of management time and resources and could damage our reputation and impair the marketability of our products, which could have a material adverse effect on our financial condition and results of operation.

On July 22, 2005, we announced that, together with other defendants, we had received a Statement of Claim filed before the Superior Court of Justice of Ontario alleging that Permax®, a drug that we distributed in Canada for a third party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”.  The plaintiff is seeking to have this action certified as a class action.  We believe this claim against us is without merit and we intend to vigorously defend this proceeding and any motion for certification.  Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, our Canadian pharmaceutical sales and marketing division.  In July 2003, we sold the DRAXIS Pharmaceutica division to Shire BioChem Inc. (“Shire”).  On February 29, 2008, the plaintiff served an Amended Statement of Claim and a Motion Record in support of the plaintiff’s motion for certification of this action as a class proceeding.  The defendants must file a response to plaintiff’s motion for certification by July 31, 2008.

IF THE MARKET DOES NOT ACCEPT OUR PRODUCTS CURRENTLY IN DEVELOPMENT OR AWAITING APPROVAL, OUR BUSINESS COULD BE HARMED.

There can be no assurance that any of our products currently in development, or those awaiting approval or our recently approved products will achieve market acceptance.  The degree of market acceptance will depend upon a number of factors, including the receipt of regulatory approvals (generic and innovative products), the establishment and demonstration in the medical community of the clinical efficacy and safety of our products (innovative products), the establishment and demonstration of their potential advantages to existing and new diagnostic and treatment methods and the reimbursement policies of government and third-party payers and, most importantly, the launching of competing products by our competitors that become established prior to the launch of our products in development. There can be no assurance that physicians, patients, payers or the medical community in general will accept and utilize any of our existing or future products.

We anticipate that we will face increased competition in the future as new products enter the market, as we enter new markets with generic and potentially proprietary products and advanced technologies become available.  There can be no assurance that existing products or new products developed by our competitors will not be more effective, or be more effectively marketed and sold, than any of the products that may be developed, manufactured or sold by us.  Competitive products may render our products obsolete and uncompetitive prior to recovering our research, development or commercialization expenses incurred with respect to any such products.

We may lose market exclusivity for one or more of our proprietary products due to generic challenges.  This is because the introduction of a generic version of the same or similar products typically results in a significant reduction in net sales for the relevant product, given that generic manufacturers typically offer their versions of the same product at sharply lower prices.

For example, in a press release dated November 1, 2007, we announced that the Company was ceasing all further activities related to its product INFECTON® and redeploying its development teams to other projects following the results of additional formulations for the product which indicated that sufficient specifity and sensitivity could be achieved in a cost effective manner which would be commercially important.  In another press release dated March 27, 2006, we announced that although our product FIBRIMAGE® had met primary end points in its Phase III clinical trial in Canada, further market analysis had shown that new technologies had successfully captured the current deep venous thrombosis indications and there was no longer an economically interesting market opportunity at this time in either the at-risk asymptomatic patient, or those with symptoms.  We further indicated that we had decided that no significant further work would be conducted in the development of this product for its current indications but that other potential opportunities for this product would be explored.  In 2006 and 2007, no other potential opportunities were uncovered.

We believe that AZEDRA™, being developed by Molecular Insight Pharmaceuticals, Inc. (“MIPI”) may compete with our DRAXIMAGE® I-131 MIBG product under clinical development.  AZEDRA™ has received Orphan Drug status and a Fast Track designation by the FDA.  According to information set forth in its website, MIPI is conducting a Phase I dosimetry study with AZEDRA™ in adults at Duke University.  The initial target market for AZEDRA™ dosimetry study is the treatment of metastatic neuroendocrine tumours such as pheochromocytoma, carcinoid and neuroblastoma that are not amenable to treatment with surgery or conventional chemotherapy.  Metastatic tumours are tumours that spread to other organs or parts of the body.  Additionally, according to information set forth in its website, MIPI initiated a Phase I/II study dose-finding and therapeutic evaluation of the product in patients with malignant Pheochromocytoma/Paraganglioma, which completion is expected for July 2012. The primary objectives of this study are to determine the maximum tolerated dose of the product and then, to determine the objective tumor response rate nine months following treatment.

On February 27, 2008, Covidien announced it had received tentative approval from the FDA for its generic Sestamibi.  This product will compete with our DRAXIMAGE® Sestamibi product for which we filed an ANDA with the FDA in February 2007 and for which we have not yet received an approval.  Failure to receive this approval could have a material negative impact on the expected future results of our operations.

WE DO NOT HAVE THE SAME AMOUNT OF RESOURCES AS SOME OF OUR COMPETITORS.

Many of our existing or potential competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than we do. In addition, many of these competitors have significantly greater experience in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, including innovative and generic products, obtaining regulatory approvals, manufacturing and marketing such products.  Accordingly, our competitors may succeed in commercializing or manufacturing products more rapidly or effectively than we can.

WE OPERATE IN A VERY COMPETITIVE MARKET.

DRAXIS Pharma, our contract manufacturing division, competes with pharmaceutical companies that have in-house manufacturing capabilities as well as with third-party contract manufacturers,

including Hospira Inc., Boehringer Ingelheim GmbH, Catalent Pharma Solutions Inc., DPT Laboratories Ltd, Haupt Pharma AG, Patheon Inc., Hollister-Stier Laboratories LLC and DSM Pharmaceuticals, Inc.

DRAXIMAGE, our radiopharmaceuticals division, competes with the following companies that have significant radiopharmaceutical operations: Lantheus Medical Imaging (formerly Bristol-Myers Squibb Imaging), GE Healthcare, Covidien, CISbio, and Bracco S.p.A.  In addition, there are a number of companies that are developing and/or marketing other radiopharmaceutical products, including MDS Nordion Inc., Immunomedics Inc., IBA Molecular, Cytogen Corporation, International Isotopes Inc. and Molecular Insight Pharmaceuticals, Inc.

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

The research and development process of a new pharmaceutical product can take up to ten years or longer, from discovery to commercial product launch.  New products do not only need to undergo intensive pre-clinical and clinical testing, but must also pass a highly complex, lengthy and expensive approval process.  During each stage of the process, there is a substantial risk that we will encounter serious obstacles or will not achieve our goals and accordingly we may abandon a product in which we have invested substantial amounts of time and money.

Before obtaining regulatory approval for the commercial sale of any innovative product under development, we must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious.  In November 2006, we announced that DRAXIMAGE had received approval from the FDA to run two clinical trials using radioactive Iobenguane I-131 Injection (also known as I-131 Metaiodobenzylguanidine or I-131 MIBG) to treat high-risk neuroblastoma, a rare form of cancer that affects mostly infants and young children, one trial is a Phase II study and another is a Phase I study.  Both trials are ongoing.  The results of preclinical studies and early-stage clinical trials may not be totally predictive of results obtained in larger late-stage clinical trials, and there can be no assurance that our clinical trials will demonstrate safety and efficacy, achieve regulatory approvals or result in marketable products.  A number of companies in the biotechnology and pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier clinical trials.

OUR PROFITABILITY DEPENDS IN PART ON REIMBURSEMENT POLICIES AND REGULATIONS OF GOVERNMENT HEALTH ADMINISTRATION AUTHORITIES, PRIVATE

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

Risks Related to our Company

WE ARE EXPOSED TO EXCHANGE RATE FLUCTUATIONS WHICH COULD NEGATIVELY AFFECT OUR BUSINESS.

A substantial portion of our consolidated revenues are now, and are expected to continue to be, realized in U.S. dollars.  Our operating expenses are primarily paid in Canadian dollars.  We may be adversely affected by a significant and rapid strengthening of the Canadian dollar against the U.S. dollar, should the Canadian dollar rise in value compared to the U.S. dollar by more than 10 cents.  We do not currently use derivative instruments to hedge our foreign exchange risk and currently have no plans to do so in the near future.  For fiscal year 2007, U.S. dollar revenue accounted for approximately 51% of the Company’s consolidated revenue.  During this same period, the value of the Canadian dollar versus the U.S. dollar strengthened by 18% from January 1, 2007 to December 31, 2007.  As a result, in 2007 we had to charge to income $1.7 million of foreign exchange loss related to the strengthening of the Canadian dollar.

OUR MANUFACTURING FACILITIES ARE CURRENTLY LOCATED IN THE SAME LOCATION AND FACTORS BEYOND OUR CONTROL COULD CAUSE AN INTERRUPTION IN OUR MANUFACTURING OPERATIONS, WHICH WOULD ADVERSELY AFFECT OUR REPUTATION IN THE MARKETPLACE AND OUR RESULTS OF OPERATIONS.

Our manufacturing facilities are currently located in the same location in Kirkland, Québec.  To succeed, we must be able to operate our manufacturing facilities without significant interruption and deliver radiopharmaceutical and contract manufacturing products in a timely manner. We could suffer an interruption in our manufacturing operations caused by damage from a variety of sources, many of which are not within our control, including fire, flood, earthquake and other natural disasters; power loss and telecommunication failure; disruption to transportation systems; major equipment or machinery failure; software and hardware errors, failures or crashes and similar disruptions; or undue delays or restrictions with air transport systems and cross-border shipments. Any significant interruptions in our manufacturing operations or our ability to receive key raw materials or components or to deliver time-sensitive products would damage our reputation in the marketplace and have a negative impact on our results of operations.  For example, our radiopharmaceutical revenues were adversely impacted by lower demand related to an industry shortage of radioactive medical isotopes in the fourth quarter of 2007.  This was related to an extended shutdown at one of the largest global suppliers of radioactive isotopes late in 2007.  While the Company has an alternative approved source of supply for its radioactive isotopes, the shutdown affects the ability of radiopharmacies to carryout procedures resulting in lower demand.  In addition, during the third quarter of 2005, DRAXIS Pharma, our contract manufacturing operating division, extended its regularly scheduled summer shutdown period at the beginning of the third quarter in the sterile area of our manufacturing facilities, in order to correct an electrical panel failure and make associated repairs.  The revalidation of the entire sterile area following these repairs and the related recalibration of production schedules due to this interruption had material financial implications which negatively affected third and fourth quarter 2005 results.  As a further example, if there were a cessation of flights leaving Canada for the U.S., then the radiopharmaceutical products manufactured by DRAXIMAGE, which are delivered in part via airplanes, could not be delivered to customers on a timely basis and our products would be harmed due to their short shelf-life.  Also, if there were a prolonged loss of hydroelectric power at our sole manufacturing facilities, then the manufacturing of our products may be impaired because we may not have sufficient back-up electrical power from our independent generators for the duration of the hydroelectric interruption.  Although we believe that we carry adequate property and business interruption insurance, we cannot assure you that we will be able to maintain such insurance coverage at a reasonable cost or in sufficient amounts to protect us against all potential eventualities.

In addition, because our products are intended to promote the health of patients, any supply disruption could lead to allegations that the public health, or the health of individuals, has been endangered and could subject us to lawsuits.

IF OUR COLLABORATIVE AND COMMERCIAL RELATIONSHIPS WITH THIRD PARTIES ON WHOM WE RELY ARE UNSUCCESSFUL, OUR BUSINESS MAY SUFFER.

To be successful, we must continually establish and maintain strategic or key relationships with other companies or organizations in a number of biotechnology and pharmaceutical industry segments.  This is critical to our success because such relationships enable us to extend the reach of our products and sales in various jurisdictions, generate additional revenue and develop and deploy new products in various marketplaces.  Entering into strategic relationships is complicated, as some of our current and future strategic partners may decide to compete with us in some or all of the markets in which we operate or refuse to fulfill or honor their contractual obligations to us.  In addition, our relationships with customers always require us to manufacture products in accordance with their specifications that are provided to us from time to time.  If we are unable to meet our customers’ specifications, our strategic relationships would be harmed.

We currently have strategic relationships with our four largest customers (i) GlaxoSmithKline Inc. (“GSK”) to supply it with established sterile products marketed by GSK in multiple international markets and a prescription sterile injectable product for the U.S. market, (ii) Genzyme Corporation (“Genzyme”) to manufacture Hectorol® Injection, (iii) Johnson & Johnson Consumer Companies, Inc. (“JJC”) to manufacture a broad portfolio of multiple non sterile specialty semi-solid products currently marketed in the United States, as well as Johnson & Johnson, Inc. (prior to December 20, 2006, Pfizer Consumer Healthcare, a division of Pfizer Canada, Inc.), that covers several non-prescription products for the Canadian market including Polysporin®, Sudafed® and Actifed®, and (iv) Cardinal Health 414, LLC with respect to our Iodine I-131 kits, MAA, DTPA and MDP products sold in the U.S.

During the third quarter of 2007, the Company announced it had expanded its existing contract manufacturing relationship with JJC and entered into a new definitive supply agreement to manufacture a broad portfolio of multiple non-sterile specialty semi-solid products currently marketed in the United States.  This new multi-year contract runs to the end of 2013 and may be extended beyond that date. It includes approximately two years of manufacturing site transfer and process validation activities followed by five years of commercial production, that is scheduled to begin in 2009. We expect commercial production to generate incremental revenues in excess of $120 million over the five year period of 2009 through 2013. The transfer of equipment and production technologies, currently in progress, is expected to generate additional cumulative revenues during 2007 and 2008 of approximately $6 million to $8 million.  In 2007, revenues of $2.6 million were generated from this contract.

On December 20, 2007, DRAXIS announced that DRAXIMAGE, its radiopharmaceutical division, appointed GE Healthcare, an industry leader in nuclear medicine, as the exclusive distributor of DRAXIMAGE® Sestamibi in the United States. DRAXIMAGE® Sestamibi is a generic kit for the preparation of Technetium (Tc-99m) Sestamibi injection, a diagnostic cardiac imaging agent used in myocardial perfusion imaging (MPI) to evaluate blood flow to the heart.

A SIGNIFICANT PORTION OF OUR BUSINESS IS DEPENDENT ON A SMALL NUMBER OF KEY CUSTOMERS.

For the year ended December 31, 2007, our four largest customers, GlaxoSmithKline, Genzyme Corporation, Johnson & Johnson Inc. (which includes JJC) and Cardinal Health 414, LLC, represented 55% of our consolidated revenues (19%, 15%, 11% and 10% respectively). The termination by any of these customers of its relationship with us would have a material adverse effect on our business, financial condition and results of operations unless we could replace these customers in a timely fashion.  Moreover, we are exposed to a concentration of credit risk as a result of this concentration among our customers.  Should one or more of our key customers experience financial difficulties, the effect would be substantially greater than it would have been the case in the past.  Each of these factors could have a material negative impact on our results of operations.

IF OUR COLLABORATORS, EMPLOYEES, OR CONSULTANTS DISCLOSE OUR CONFIDENTIAL INFORMATION TO OTHERS DESPITE CONFIDENTIALITY AGREEMENTS IN PLACE, OUR BUSINESS MAY SUFFER.

Our practice is to require our key employees, collaborators, consultants and outside scientific advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships.  These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties, subject to certain specific limited exceptions.  In the case of employees, the agreements provide that all inventions conceived by the individual shall be our exclusive property.  These agreements, however, may not provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information.  For example, trade secrets regarding the recipe to manufacture our radiopharmaceutical kits or capsule products could be disclosed, allowing our competitors to copy the recipe and manufacture a competing product.

WE ARE SUBJECT TO REGULATION BY GOVERNMENTS IN MANY JURISDICTIONS AND, IF WE DO NOT COMPLY WITH MANUFACTURING, NUCLEAR SAFETY AND ENVIRONMENTAL REGULATIONS, OUR EXISTING AND FUTURE OPERATIONS MAY BE CURTAILED, AND WE COULD BE SUBJECT TO LIABILITY.

Pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug.  There can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of the manufacturing of that product.  Any lag time in the initiation of a contract to manufacture a product and the actual initiation of the manufacturing at our facilities could cause us to lose profits.

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

Canadian and U.S. federal, state, local and provincial regulations govern extensively the use, manufacture, storage, handling, transport and disposal of hazardous material and associated waste products.  Although we believe that the operations at our facilities comply in all material respects with applicable laws and regulations, we cannot completely eliminate the risk of substantial environmental liabilities especially in respect of environmental contamination resulting from the processing of raw materials from the radiopharmaceutical business of DRAXIMAGE and the manufacturing business of DRAXIS Pharma.  Any failure by us or any of our subsidiaries to comply with such present or future laws and regulations could result in any of the following: (i) cessation of portions or all of our or our subsidiaries’ operations; (ii) imposition of fines; (iii) restrictions on our or our subsidiaries’ ability to carry on or expand our operations; (iv) significant expenditures by us in order to comply with laws and regulations; or (v) liabilities in excess of our resources.  As of December 31, 2007, we have not received any notice stating that we are not in compliance with any such legislation applicable to us.

OUR BUSINESS COULD BE HARMED IF THERE WERE A DISPUTE OR DISRUPTION WITH OUR UNIONIZED EMPLOYEES.

The products manufactured by DRAXIS Pharma represent a significant amount of our consolidated revenues.  For the year ended December 31, 2007, 69.7% of our consolidated revenues were derived from DRAXIS Pharma.  Although a collective agreement with a five-year term to April 30, 2008 between DRAXIS Pharma and the United Food & Commercial Workers International Union, Local 291 (AFL-CIO) was ratified in February 2004, we cannot assure you that labour difficulties will not arise, and if they did arise then the production and delivery of those products manufactured by DRAXIS Pharma would be impaired for the duration of those labor difficulties.  Those products manufactured by DRAXIMAGE may also be impaired if access to our sole manufacturing facilities is hindered by these labor difficulties. The present collective agreement terminates on April 30, 2008.  We are presently preparing to negotiate a new collective agreement with the union and cannot assure you that we will negotiate the same terms as the existing agreement.

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

IF OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING ARE FOUND NOT TO BE EFFECTIVE OR IF WE MAKE DISCLOSURE OF EXISTING OR POTENTIAL SIGNIFICANT DEFICIENCIES OR MATERIAL WEAKNESSES IN THOSE CONTROLS, INVESTORS COULD LOSE CONFIDENCE IN OUR FINANCIAL REPORTS, AND OUR STOCK PRICE MAY BE ADVERSELY AFFECTED.

Beginning with this Annual Report (Form 20-F) for the year ending December 31, 2007, Section 404 of the Sarbanes-Oxley Act of 2002 requires us to include a report of management on the Company’s internal control over financial reporting with our Annual Report (Form 20-F).  That report must include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year.  Additionally, beginning with our Annual Report for the year ending December 31, 2007, our independent registered public accounting firm is required to issue a report on the effectiveness of our internal controls over financial reporting.  This Annual Report (Form 20-F) includes a report on the effectiveness of our internal controls over financial reporting from our independent registered public accountants as of December 31, 2007.

We continue to evaluate our existing internal controls over financial reporting according to the standards adopted by the Public Company Accounting Oversight Board (“PCAOB”).  During the course of our ongoing evaluation of the internal controls, we may identify areas requiring improvement, and may have to design enhanced processes and controls to address issues identified through this review.  Despite the existence of material weaknesses or significant deficiencies in our internal controls over financial reporting, we may fail to identify them.  Remedying any deficiencies, significant deficiencies or material weaknesses that we and/or our independent registered public accounting firm are able to identify, may require us to incur significant costs and expend significant time and management resources.  Further, any of the measures we implement to remedy any such deficiencies may not effectively mitigate or remedy such deficiencies.

Any failure to remedy the deficiencies identified by management, any failure to implement required new or improved controls and the discovery of unidentified deficiencies could harm our operating results, cause us to fail to meet our reporting obligations, subject us to increased risk of errors and fraud related to our financial statements or result in material misstatements in, and untimely filing of, our financial statements.  The existence of a material weakness could also cause a restatement of future presented financial statements.  Investors could lose confidence in our financial reports, and our stock price may be adversely affected, if our internal controls over financial reporting are found not to be effective by management or by an independent registered public accounting firm, or if we make disclosure of existing or potential significant deficiencies or material weaknesses in those controls.

OUR FINANCIAL RESULTS MAY FLUCTUATE, AND OUR FUTURE REVENUE AND

PROFITABILITY ARE UNCERTAIN.

Our ability to achieve and maintain profitability in the foreseeable future depends on the commercial success of our products and services.  Because we have recently launched new products in new markets such as our SMART-FILL™ Capsule Filler which was launched in the U.S. in August 2007, revenues are difficult to predict and may fluctuate substantially from period to period.  In addition, product development programs will require substantial additional investment, including the cost of clinical trials for innovative products (such as the costs of our clinical trials for DRAXIMAGE® I-131 MIBG) and obtaining regulatory approvals for the sale of our products such as DRAXIMAGE® Sestamibi for which we filed an ANDA with the FDA in February 2007, a submission to European authorities in July 2007 and an A/NDS in Canada in August 2007.  Our sole manufacturing facilities will continue to require capital investment in order to maintain, upgrade and expand their operations.  The success of DRAXIMAGE and DRAXIS Pharma will rely significantly on the ability of both divisions to maintain and to substantially increase their manufacturing capabilities to satisfy customer demand.  There can be no assurance that, or when, we will successfully develop, receive regulatory approvals for, or manufacture or market any new products for our own marketing purposes or for third parties.  DRAXIS Pharma may fail to renew its existing manufacturing contracts or may fail to secure sufficiently lucrative new third-party manufacturing contracts to increase its profitability.  For example, revenues for DRAXIMAGE were impacted in the fourth quarter of 2007 by lower demand related to an industry shortage of radioactive medical isotopes.  This was related to an extended shutdown at one of the largest global suppliers of radioactive isotopes late in 2007.  While DRAXIMAGE has an alternative FDA approved source of supply of its radioactive isotopes, the shutdown affected the ability of radiopharmacies to carryout procedures resulting in lower demand.  In addition, DRAXIS Pharma may lose anticipated volumes of products if the customers for whom it manufactures said products do not receive required approvals for the commercial sale of same.  DRAXIS Pharma may also lose anticipated volumes of existing products if its customers lose market share for products due to decreased demand for said products.  DRAXIMAGE may fail to increase its market penetration of its radioactive products, particularly in the U.S.  DRAXIMAGE may also fail to increase its international sales of its key Tc-99m kits and Iodine I-131 products, particularly in Europe, if it does not receive approvals to market said products or if it is not able to capture a significant market share for those products once they are approved.  DRAXIMAGE may not receive timely regulatory approval of its DRAXIMAGE® Sestamibi product.  The research, development, production and marketing of new products like MOLY-FILL™ (our Technetium Tc-99m Generator) or DRAXIMAGE® I-131 MIBG will require the application of considerable technical and financial resources by us and our customers, while revenues that are generated by such products, if approved and successfully developed and marketed, may not be realized for several years.  We may not be able to sustain current and planned levels of profitability.  We may require external financing to complete certain aspects of our three-year strategic plan, and external sources of capital may not be available to us at an acceptable cost, if at all.

IF WE CANNOT ADAPT TO CHANGING TECHNOLOGIES, OUR PRODUCTS AND SERVICES MAY BECOME OBSOLETE AND OUR BUSINESS COULD SUFFER.

Because the biotechnology, pharmaceutical and radiopharmaceutical industry is characterized by technology change and obsolescence, we may be unable to anticipate changes in our current and potential customer requirements that could make our existing technology obsolete.  Our success will depend, in part, on our ability to continue to enhance our existing products and services, develop new technology that addresses the increasing sophistication and varied needs of our respective customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis.  The development of our proprietary technology and investing in certain niche markets entails significant technical, financial and business risks.  We may not be successful in using our new technologies or exploiting our niche markets effectively or adapting our businesses to evolving customer requirements or emerging industry standards.

DRAXIMAGE has also identified additional new product opportunities in the area of non-radioactive contrast media that are used in the medical imaging field and is pursuing potential product development strategies to leverage both its position in the marketplace and its preferred access to appropriate production process expertise.  Contrast media products are injectable liquids produced in highly-specialized cGMP sterile production facilities, such as those in place at DRAXIS’ facilities which are currently used to produce certain diagnostic imaging products marketed by DRAXIMAGE. The North American market for contrast media has been estimated to be valued at approximately $1.6 billion and we believe that is growing driven largely by the continued growth of computer tomography (“CT”) and enhanced magnetic resonance imaging (“MRI”) procedures.

AN INABILITY TO ATTRACT AND RETAIN QUALIFIED PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS

Our success depends upon skilled personnel in key parts of the Company.  The loss of the service of key members of the Company, particularly principal members of our management team, may delay or prevent achievement of major business objectives.  We have employment agreements with all principal members of our management team with no fixed duration.  We face intense competition for qualified individuals from numerous pharmaceutical companies, universities, governmental entities and other research institutions.  As a result, we may be unable to attract and retain qualified individuals in sufficient numbers, which would have a material negative impact on our results of operations.

ALTHOUGH WE CONSIDER THE COMPANY TO HAVE GOOD DEFENSES TO SUCH ACTIONS, SHOULD THE CURRENT LAWSUITS AGAINST US SUCCEED, WE COULD INCUR A SUBSTANTIAL LOSS.

In 1998, a Canadian legal proceeding was launched against us and our subsidiary DAHI by a former consultant, Jozsef Knoll, claiming royalty entitlements based on the net profit from sales of ANIPRYL® (the “Knoll proceeding”).  Total damages claimed are $100 million, including a claim to certain shares of DAHI. However, the plaintiff has taken no steps in the last eight years to move the claim forward.  While we believe that we have good defenses to the Knoll proceeding, this dispute may not be resolved in our favor, if it is pursued.  It is possible that a court or arbitration tribunal may find us to be in breach of certain agreements, or infringing validly issued patents of third parties or practicing the intellectual property of others.  In that event, in addition to the cost of defending the underlying proceeding, we may have to pay license fees, additional royalties and/or damages and may be ordered to assign certain ANIPRYL®-related patents and be prohibited from conducting certain activities.  Under such circumstances, we could incur substantial loss and our business could be negatively affected.

On July 22, 2005, we announced that, together with other defendants, we had received a Statement of Claim filed before the Superior Court of Justice of Ontario alleging that Permax®, a drug that we distributed in Canada for a third party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”.  The plaintiff is seeking to have this action certified as a class action.  We believe this claim against us is without merit and we intend to vigorously defend this proceeding and any motion for certification.  Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, our Canadian pharmaceutical sales and marketing division.  In July 2003, we sold the DRAXIS Pharmaceutica division to Shire. On February 29, 2008, the plaintiff served an Amended Statement of Claim and a Motion Record in support of the plaintiff’s motion for certification of this action as a class proceeding.  The defendants must file a response to plaintiff’s motion for certification by July 31, 2008.

Risks Related to our Common Shares

OUR COMMON SHARE PRICE HAS BEEN, AND IS LIKELY TO CONTINUE TO BE, VOLATILE.

The market prices for the securities of smaller pharmaceutical and biotechnology companies, including ours, have historically been volatile, and the market has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.  For the last two fiscal years, the price of our stock has ranged from a low of $3.27, to a high of $6.64 on NASDAQ (CDN$3.29 to CDN$7.59 on the Toronto Stock Exchange).  We believe that in the first half of 2007 the increase in the share price and volumes of shares traded was impacted by positive financial results that differed from market expectations as well as an increased recognition of the potential future value of the products in our R&D pipeline, particularly products under development at DRAXIMAGE.  We believe that the reduction of the share price and volumes of shares trading in the second half of 2007 occurred as a result of significant declines in financial performance that were well below market expectations and that caused the Company to twice reduce its earnings guidance during this period.  We believe that in the first half of 2006 the volatility in the share price and volumes of shares traded was impacted by financial results that differed from market expectations as a continuing result of the extended shutdown in 2005 of production of sterile products at DRAXIS Pharma. We believe that the appreciation of the share price and volumes of shares trading in the second half of 2006 occurred as a result of improved financial results that came closer to market expectations and a growing recognition of the potential value of new products in development.

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

Item 4.  Information on the Company

DRAXIS is a specialty pharmaceutical company providing products in three categories: sterile products, non-sterile products and radiopharmaceuticals.  Sterile products include liquid and freeze-dried (lyophilized) injectables and sterile ointments.  Non-sterile products are produced as solid oral, liquid and semi-solid dosage forms.  Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications.  In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development program for new products.  As of January 1, 2005, all of the operations of the Company are carried out through our wholly owned subsidiary DRAXIS Specialty Pharmaceuticals Inc., which operates two major divisions, DRAXIS Pharma (contract manufacturing) and DRAXIMAGE (radiopharmaceuticals).  For the year ended December 31, 2007, 69.7% of our consolidated revenues were derived from DRAXIS Pharma (contract manufacturing) and 29.4% of our consolidated revenues were derived from DRAXIMAGE (radiopharmaceuticals).

In addition, DRAXIS has continuing financial interests associated with its collaboration agreements with Pfizer Inc. with respect to ANIPRYL®.

Our consolidated operations are integrated across research, product development, manufacturing, sales and marketing, as well as the in-licensing and commercial development of radiopharmaceutical products and technologies.

DRAXIS has emerged from a transitional phase of its development.  In past years, we were reliant on income earned from ANIPRYL®.  For the year ended December 31, 2007, our collaboration agreement with Pfizer Inc. with respect to ANIPRYL® represented 2.2% of our consolidated revenues which represented the majority of our income from royalties and licensing.

The common shares of DRAXIS are listed on the Toronto Stock Exchange (ticker symbol DAX) and on NASDAQ (ticker symbol DRAX).  The shares of DRAXIS have been included in the NASDAQ Healthcare Index® (symbol: IXHC) since July 27, 2005 and the NASDAQ Global Select MarketSM since July 3, 2006.

Our registered office is located at Suite 4700, TD Bank Tower, Toronto Dominion Centre, Toronto, Ontario, M5K 1E6, Canada. Our telephone number at this location is 416- 601-7525.

The Company’s only manufacturing, research and development facilities are located at 16751 Trans-Canada Road, Kirkland, Québec, Canada, H9H 4J4.  Our telephone number at this location is 514-694-8220.

The Company’s website is:  www.draxis.com.

History and Development of the Company

DRAXIS Health Inc. (“DRAXIS”) was incorporated under the name Deprenyl Research Limited on October 13, 1987 under the CBCA.  The Company was founded principally to engage in the marketing in Canada of prescription pharmaceuticals discovered, developed or acquired by Chinoin Pharmaceutical and Chemical Works Co. Ltd., the first of which was ELDEPRYL® (selegiline; 1-deprenyl), for the treatment of Parkinson’s disease.  We changed our name to DRAXIS Health Inc. in May 1994.

We completed an initial public offering of our common shares in February 1988 on the Toronto Stock Exchange.  Our common shares were listed on NASDAQ in August 1989.

Beginning in 1990, we expanded our scientific knowledge of selegiline through contract research arrangements, to use with companion animals.  This ultimately resulted in the formation of our subsidiary DAHI, through which we developed and commercialized a companion animal health product, ANIPRYL®.

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

In December 1997, we licenced the worldwide marketing rights for Anipryl® to Pfizer but retained manufacturing rights for the product.  Cumulatively to December 31, 2007 $46.4 million has been received in upfront and milestone payments, royalties and royalty-related payments from Pfizer.

In May 1998, we acquired our current manufacturing facilities in Kirkland, Québec for $11.1 million.

During the period of 1998 to 2000, we undertook a capital expansion plan, adding our lyophilization and our radiopharmaceutical operations. Our operations subsequently expanded over the following two years to support our new contract manufacturing and radiopharmaceutical business, respectively.  In 2000, we sold a 34.1% equity interest in DRAXIS Pharma Inc. (since January 1, 2005 known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) to SGF Santé Inc. (“SGF”) and DRAXIS Pharma senior management to help finance the lyophilization expansion at our facilities.

In 2000, we also divested our dermatology product lines to Block Drug Company (Canada) Limited (now part of GlaxoSmithKline Consumer Healthcare).

In 2001, we began producing DRAXIMAGE products in our facilities.

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

On April 22, 2004, we issued 3,053,436 units of the Company at a purchase price of $4.82 (CDN$6.55) per unit, for aggregate proceeds net of related expenses of $13.4 million (CDN$18.2 million).  Each unit consisted of one common share of DRAXIS and one-half of one share purchase warrant.  Each whole warrant entitled the holder to acquire one common share of DRAXIS at a price of

CDN$8.50 at any time prior to April 24, 2006.  The warrants were transferable. Holders of warrants did not, as such, have any voting rights or other right attaching to the common shares until the warrants were properly exercised and common shares issuable upon the exercise of the warrants were issued.  All warrants expired unexercised on April 24, 2006.

                On April 22, 2004, DRAXIS acquired SGF’s 32.7% interest in DRAXIS Pharma for a cash consideration of $9.6 million (CDN$13 million).  DRAXIS used part of the proceeds from the offering completed in April 2004 to pay for the acquisition and to repay $3.1 million (CDN$4.2 million) in debt owed by DRAXIS Pharma to SGF and $1.7 million (CDN$2.3 million) in debt owed by DRAXIS Pharma to Investissement Québec.  The DRAXIS Pharma senior management interest was also bought so that the Company became the sole shareholder of DRAXIS Pharma.

                In June 2004, we negotiated new credit facilities with our bankers, the National Bank of Canada, providing an operating facility of CDN$15 million (or U.S. equivalent), payable within 364 days of drawing upon the facility and a term facility of CDN$10 million (or U.S. equivalent), repayable in full in three years.  The Company chose not to renew its credit facilities upon their scheduled expiration date in June 2007. The Company plans to explore new credit facility arrangements in conjunction with new business opportunities. The Company believes that its current cash position and cash flows are sufficient to achieve the Company’s current business plans.

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

In March 2006, we announced that although our product FIBRIMAGE® had met primary end points in its Phase III clinical trial in Canada, further market analysis had shown that new technologies have successfully captured the current deep venous thrombosis indications and that there was no longer an economically interesting market opportunity at the time in either the at-risk asymptomatic patient, or those with symptoms.  We further indicated that we had decided that no significant further work would be conducted in the development of this product for its current indications but other potential opportunities for this product would be explored.  In 2006 and 2007, no other potential opportunities were uncovered.

In November 2006, DRAXIMAGE was approved by the FDA to run two clinical trials using radioactive Iobenguane I-131 Injection (also known as I-131 Metaiodobenzylguanidine or I-131 MIBG) to treat high risk neuroblastoma, a rare form of cancer that affects mostly infants and young children.  These trials are ongoing.

In February 2007, DRAXIMAGE announced it had submitted an ANDA to the FDA for its generic kit for the preparation of Tc-99m Sestamibi for injection (DRAXIMAGE® Sestamibi), a nuclear medicine imaging agent used in MPI to evaluate blood flow to the heart in patients undergoing cardiac tests.  On July 7, 2007, the Company was informed by the FDA that it’s ANDA submission was accepted for filing.  On July 25, 2007, DRAXIMAGE announced it had filed DRAXIMAGE® Sestamibi with European regulatory authorities.  The Company also filed an A/NDS for DRAXIMAGE® Sestamibi on August 17, 2007 with Health Canada.  On October 11, 2007, the Company was informed by Health Canada that this submission had been screened and found acceptable for review.  We cannot predict if or when we will receive regulatory approvals to market this product.

In September 2007, the Company announced it had expanded its existing contract manufacturing relationship with JJC and entered into a new definitive supply agreement to provide commercial manufacturing services for a broad portfolio of multiple non-sterile specialty semi-solid products currently marketed in the United States.

In connection with the supply agreement with JJC, DRAXIS Pharma also signed a credit agreement with Johnson & Johnson Finance Corporation (“JJFC”) as of September 4, 2007 which provides that JJFC shall provide credit facilities of up to $12.2 million.  The credit facilities will be used by DRAXIS Pharma solely to finance the acquisition and installation of equipment and to finance the cost of transfer of the technology required for the pre-validation work in support of the manufacture by DRAXIS Pharma of the products under the supply agreement.

On October 31, 2007, the Company announced that Dr. Martin Barkin informed the Board of Directors that he would retire as President and Chief Executive Officer of the Company effective December 31, 2007.  For the period of January 1, 2008 to January 9, 2009, he will act as a Special Advisor to the Board of the Company.

On November 1, 2007, DRAXIS announced that the Company was ceasing all further activities related to its product INFECTON® and redeploying its development teams to other projects following the results of additional formulations for the product which indicated that sufficient specificity and sensitivity could not be achieved in a cost effective manner which would be commercially important.

On December 20, 2007, DRAXIS announced that DRAXIMAGE, its radiopharmaceutical division, has appointed GE Healthcare, an industry leader in nuclear medicine, as the exclusive distributor of DRAXIMAGE® Sestamibi in the United States. DRAXIMAGE® Sestamibi is a generic kit for the preparation of Technetium (Tc-99m) Sestamibi injection, a diagnostic cardiac imaging agent used in myocardial perfusion imaging (MPI) to evaluate blood flow to the heart.  GE Healthcare will be able to sell DRAXIMAGE® Sestamibi once the primary innovator patent expires and marketing authorizations are received from the FDA.

Recent Developments

In response to a request by securities regulators with respect to increased trading in its common stock, DRAXIS announced on March 17, 2008 that it is currently in exclusive discussions regarding a potential transaction that could lead to a sale of the Company.  There can be no certainty at this stage that these discussions will continue or result in any agreement or transaction or result in pricing that will be acceptable either to the Board of Directors of the Company or to its shareholders.

The Board of Directors of DRAXIS appointed Mr. Dan Brazier, the Company’s Chief Operating Officer since October 2005, as the new President and Chief Executive Officer effective January 1, 2008 and Mr. Jean-Pierre Robert as Chief Operating Officer of DRAXIS. Mr. Robert is also President of DSPI.

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

•                  DRAXIS has established a growing franchise in the highly differentiated radiopharmaceutical segment with a portfolio of 22 currently marketed products plus innovative proprietary products in various stages of development, including DRAXIMAGE® Sestamibi for which DRAXIMAGE filed an ANDA with the FDA in February 2007, a submission to European authorities in July 2007 and an A/NDS in Canada in August 2007 and MOLY-FILL™, a “next-generation” version of a Technetium Tc-99m Generator. In addition to our radiopharmaceutical platform, our expanding lyophilization capability positions us to offer new services to customers and to take advantage of growth opportunities in contract manufacturing.

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

Our primary operational focus for 2008 continues to be: (i) improving near-term financial and operational performance of our radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining additional regulatory approvals; and (ii) securing and advancing our base for long-term growth through the development of our existing product pipeline as well as identifying new business opportunities that are consistent with our capabilities and that contribute to the long-term value of the Company.

The following is a description of the principal markets in which we operate and a breakdown of total revenues by segment and geographic market for the three most recent financial years(1):

Geographic Segmentation	2007	2006	2005
REVENUES(2)
Canada	$36,061	$39,891	$39,026
United States	40,336	47,900	39,612
Other	2,463	1,176	795
	$78,860	$88,967	$79,433

(1)          See Note 19 in our 2007 Consolidated Financial Statements and Notes beginning on page F-1

(2)          Revenues are attributable to countries based upon the location of the customer.

Product Sales Revenues By Major Product Groups	2007	2006	2005
Radiopharmaceuticals	$23,216	$21,508	$19,290
Manufacturing - Sterile	38,620	51,529	41,488
Manufacturing - Non-Sterile	16,306	13,202	13,255
Corporate and Other	686	295	499
Inter-segment eliminations	(2,756)	(2,989)	(1,543)
	$76,072	$83,545	$72,989

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

DRAXIMAGE’s principal raw materials are radioactive isotopes, particularly radioactive iodine isotopes, that are used to label other compounds that act as carriers or molecular targeting agents.  The isotopes are obtained from companies and agencies that are licensed by governmental regulators to produce purified radioactive chemicals.  Radioactive materials, by their nature, decay over time — some rapidly and some more slowly, depending on specific isotopes.  Therefore, DRAXIMAGE receives shipments of chemical-grade radioisotopes several times each week and converts these to finished pharmaceutical-grade products within days or weeks.  While prices of selected isotopes can be somewhat volatile over the medium term, DRAXIMAGE endeavors to negotiate long-term supply arrangements with appropriate suppliers, especially for the more important isotopes such as radioactive Iodine.

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

Contract Manufacturing (DRAXIS Pharma)

Contract manufacturing accounted for 69.7% of our consolidated revenues for the year ended December 31, 2007.  Our DRAXIS Pharma division is responsible for our contract pharmaceutical manufacturing and has capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products.  Operating out of a cGMP-compliant 247,000-square-foot facility located in Kirkland, Québec, DRAXIS Pharma manufactures pharmaceutical products for DRAXIMAGE, as well as for over 26 other pharmaceutical clients in many international jurisdictions.

Key business development transactions involving DRAXIS Pharma have included:

•                  May 1998 — $11.1 million acquisition of DRAXIS Pharma’s pharmaceutical manufacturing facility.

•                  July 1999 — signing of a five-year manufacturing supply agreement with Warner-Lambert Canada Inc. (which then became known as Pfizer Consumer Healthcare, a division of Pfizer Canada Inc.).  In September 2005, the Company announced that Pfizer Canada had renewed this agreement for a three year term effective January 1, 2005.  The agreement was subsequently renewed for a one-year period ending December 31, 2008.  The parties are presently negotiating a possible renewal of the agreement.  On December 20, 2006, DRAXIS Pharma was advised that Johnson & Johnson, Inc. (“J&J”) had purchased Pfizer’s consumer healthcare business and that the agreement had been assigned to J&J.

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

•                  September 2007 — the Company announced it had expanded its existing contract manufacturing relationship with JJC and entered into a new definitive supply agreement to manufacture a broad portfolio of multiple non-sterile specialty semi-solid products currently marketed in the United States.

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

Since DRAXIS acquired DRAXIS Pharma, DRAXIS Pharma’s revenues have risen from $6.1 million for the eight-month period ended December 31, 1998 to $54.9 million for the year ended December 31, 2007.

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

Overview of Pharmaceutical Contract Manufacturing

In a report prepared by TD Newcrest, a Division of TD Securities Inc. (Equity Research) and dated July 26, 2005 entitled “DRAXIS Health — Initiating Coverage”, it was estimated that the secondary, or dosage-form, manufacturing portion of the $550 billion global pharmaceutical market was $65 billion, with approximately $10 billion of that being outsourced.  Since 2005, we believe that the contract manufacturing market for pharmaceuticals has continued to grow.

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

The Company believes that there is currently a significant global demand for sterile lyophilization capacity and that this sector offers significantly higher margin growth potential for DRAXIS Pharma due to its technical complexity and its increasing demand as a favored dosage form for biotechnology products in particular.

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

Competition

DRAXIS Pharma competes with pharmaceutical companies that have in-house manufacturing capabilities as well as with third-party contract manufacturers, including Hospira Inc., Boehringer Ingelheim GmbH, Catalent Pharma Solutions Inc., Hollister-Stier Laboratories LLC, DPT Laboratories Ltd, Haupt Pharma AG, Patheon Inc. and DSM Pharmaceuticals, Inc.

Manufacturing Capabilities

DRAXIS Pharma is a customer-driven pharmaceutical contract manufacturing division that is positioned to manufacture a variety of dosage forms.  DRAXIS Pharma is one of a few existing full-scale pharmaceutical contract manufacturing facilities in Canada that has FDA-approved sterile manufacturing and sterile lyophilization capabilities.

In 2006 and 2007, the organization of this contract manufacturing business was further refined as we implemented separate business unit accountability for sterile and non sterile product operations to achieve a flatter, more responsive organization.

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

The second lyophilization unit completed validation and began commercial production during 2005.  At optimum configuration and given the appropriate mix of lyophilization cycles, the second lyophilizer could potentially allow us to approximately triple existing lyophilization capacity over time.  We did not achieve full capacity utilization of the new lyophilizer in 2007; however the transfer of some current products and the introduction of new products will continue to occur in 2008 and beyond.

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

Ointments, Creams and Liquids

The 17,420-square-foot Ointments, Creams and Liquids (“OCL”) Department offers substantial flexibility in production scale.  Production of ointments and creams utilizes a gravity-fed system and incorporates segregated wash areas and clean storage areas for equipment.

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

During 2007, capacity in the OCL Department was increased by nearly fifty percent (50%) to accommodate the manufacturing of additional products under a new contract with JJC for a broad portfolio of non-sterile specialty semi-solid products, which was announced in September of 2007.

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

During the second half of 2007, construction was initiated on a second facility in Ste-Anne-de-Bellevue, within 10 miles of the current facility in Kirkland, Québec.  This new facility will be leased from the developer and will initially be dedicated to secondary packaging and warehousing of products and components related to the new contract signed in September 2007 with JJC for the manufacture of a broad portfolio of non-sterile specialty semi-solid products.  This additional packaging facility is expected to be completed during 2008 and operating prior to the start of commercial production under the contract with JJC, which is scheduled for the beginning of 2009.

Regulatory

The manufacturing of our existing and potential products are subject to regulation and approval by the TPD of the HPFBI and other authorities in Canada and by numerous federal, state and local government authorities in the United States, including the FDA.  Similar regulatory requirements exist in Europe and other countries.

Manufacturing operations at DRAXIS Pharma, from receipt of raw materials and packaging ingredients, through compounding, dosage form processing, filling, labeling and packaging, to final product release by quality control, are all conducted in accordance with cGMP requirements and other appropriate international regulatory standards.  Regular inspections of facilities, production processes, and control and validation systems, as well as employee training programs, are conducted by DRAXIS Pharma, by U.S., Canadian and international governmental regulatory agencies and by customer inspection teams throughout the year.  DRAXIS Pharma maintains a distinct internal team to provide effective liaison with various external inspection groups.

DRAXIS Pharma has a strong regulatory track record.  This includes 16 successful audits of our facilities in 2007 (3 regulatory inspections and 13 client audits) and 13 successful audits of our facilities in 2006 (0 regulatory inspection and 13 client audits).

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

Customers

Third-Party Contract Manufacturing

DRAXIS Pharma manufactures prescription and non-prescription pharmaceutical products for more than 26 pharmaceutical companies (excluding inter-company manufacturing) pursuant to manufacturing supply contracts.  Such contract manufacturing services represented 69.7% of our consolidated revenues for the year ended December 31, 2007.  A significant portion of this contract manufacturing business is focused on our three largest customers, GSK, Genzyme and Johnson & Johnson Inc. (including JJC) which together represented 45% of our consolidated revenues in 2007.  See “Risk Factors — Risks Related to our Company — A Significant Portion of our Business is Dependent on a Small Number of Key Customers”.

In April 2002, DRAXIS Pharma entered into an agreement with Bone Care International, Inc. (now Genzyme) to produce Hectorol® Injection for sale in the U.S., and we began commercial shipments of the sterile injectable product in March 2003.  A manufacturing and supply agreement was signed on March 3, 2003.  The agreement is for a five-year term and was automatically renewed at the end of its term for a one year period to March 2009.  The contract requires either party to give written notice of non renewal to the other party one year prior to the end of the term or the end of a renewal period.  To date, the Company has not received notice of non renewal.

On December 18, 2001, DRAXIS Pharma finalized supply and related agreements with GSK for the renewal and expansion of an existing contract manufacturing relationship between the companies.  The products transferred to DRAXIS Pharma were all established, sterile products marketed by GSK in multiple international markets.  In 2002, a prescription sterile injectable product for the U.S. market was added under this contract and commercial production of this product commenced in the second quarter of 2002.  During 2002, site transfer and related activities associated with the other GSK products were undertaken and production started in the second quarter of 2003 and ramped up through 2003 and 2004 with full production of all products achieved by the end of 2004.  DRAXIS Pharma will manufacture the products covered by the agreement until it receives a termination notice from GSK which may be given by a two-year advance written notice given on or after December 31, 2007.  To date, the Company has not received any termination notice.

On July 1, 1999, DRAXIS Pharma entered into a five-year manufacturing and supply agreement with Warner-Lambert Canada Inc. (which then became known as Pfizer Consumer Healthcare, a Division of Pfizer Canada Inc.) covering several non-prescription products for the Canadian market, including Polysporin®, Sudafed® and Actifed®.  Manufacturing of these products commenced in early 2000.  On September 1, 2005, DRAXIS announced it had renewed its agreement with Pfizer Canada for a three-year term, effective January 1, 2005.  On December 20, 2006, DRAXIS Pharma was advised that J&J had purchased Pfizer’s consumer healthcare business and that the agreement had been assigned to J&J.  The agreement was subsequently renewed for a one-year period ending December 31, 2008.

During the third quarter of 2007, the Company announced it had expanded its existing contract manufacturing relationship with JJC and entered into a new definitive supply agreement to manufacture a broad portfolio of multiple non-sterile specialty semi-solid products currently marketed in the United States.  This new multi-year contract runs to the end of 2013 and may be extended beyond that date. It includes approximately two years of manufacturing site transfer and process validation activities followed by five years of commercial production, that is scheduled to begin in 2009. We expect commercial production to generate incremental revenues in excess of $120 million over the five year period of 2009 through 2013. The transfer of equipment and production technologies, currently in progress, is expected to generate additional cumulative revenues during 2007 and 2008 of approximately $6 million to $8 million.  In 2007, revenues of $2.6 million were generated from this contract.  A copy of the supply agreement is filed as Exhibit 4.68 to this Annual Report (Form 20-F).

In connection with the supply agreement with JJC, DRAXIS Pharma also signed a credit agreement with Johnson & Johnson Finance Corporation (“JJFC”) as of September 4, 2007 which provides that JJFC shall provide credit facilities of up to $12.2 million.  The credit facilities will be used by DRAXIS Pharma solely to finance the acquisition and installation of equipment and to finance the cost of transfer of the technology required for the pre-validation work in support of the manufacture by DRAXIS Pharma of the products under the supply agreement.  A copy of the credit agreement is filed as Exhibit 4.69 to this Annual Report (Form 20-F).

Inter-Company

Beginning in early 2002, DRAXIS Pharma became the FDA-approved manufacturing site for DRAXIMAGE’s lyophilized Tc-99m kits.  In addition, DRAXIS Pharma has been qualified as the manufacturing site for ANIPRYL® tablets.

Employees

As at December 31, 2007, DRAXIS Pharma had 389 employees (representing approximately 78% of the Company’s employees), consisting of: 51 managerial employees, 54 clerical employees, 62 quality operations employees, 17 technical employees and 205 unionized hourly employees.  The unionized hourly employees are represented by the United Food & Commercial Workers International Union, Local 291 (AFL-CIO).  A collective agreement with a five-year term to April 30, 2008 was ratified in February 2004.  DRAXIS Pharma currently has no significant unresolved issues with the union and is presently preparing to negotiate a new collective agreement with the union.  See “Risk Factors — Risks Related to our Company — Our Business Could be Harmed if there were a Dispute or Disruption with our Unionized Employees”.

Former Equity Partners

From February 2000 to April 2004, SGF and senior management of DRAXIS Pharma held a non-controlling equity interest in DRAXIS Pharma Inc.  In 2002 and 2003, DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) repurchased and cancelled shares held by a former DRAXIS Pharma employee and members of DRAXIS Pharma’s management team in exchange for cash and settlement of existing loans.  In April 2004, the Company acquired from SGF its 32.7% interest in DRAXIS Pharma and also repaid $3.1 million (CDN$4.2 million) in debt owed by DRAXIS Pharma to SGF.  The DRAXIS Pharma senior management interest was also bought at that time so that the Company became the sole shareholder of DRAXIS Pharma.

Radiopharmaceuticals

Radiopharmaceuticals accounted for 29.4% of our consolidated revenues for the year ended December 31, 2007.  Our DRAXIMAGE division is responsible for discovering, developing, manufacturing, and marketing our diagnostic imaging and therapeutic radiopharmaceutical products for the global nuclear medicine marketplace.  Nuclear medicine entails the use of radioactive drugs (radiopharmaceuticals) for imaging and therapeutic purposes.  The energy released as these products decay can be harnessed to:  (i) elicit a visual representation of various organs and tissues (nuclear imaging); or (ii) destroy cancerous cells (radiotherapy).  Products currently marketed by DRAXIMAGE include a line of lyophilized Technetium Tc-99m kits (“Tc-99m”) used in nuclear imaging procedures and a line of imaging and therapeutic products labeled with a variety of isotopes, including iodine.

As announced on February 2, 2007, DRAXIMAGE submitted an ANDA to the FDA for its generic kit for the preparation of Tc-99m Sestamibi for injection (“DRAXIMAGE® Sestamibi”), a nuclear medicine imaging agent used in myocardial perfusion imaging (“MPI”) to evaluate blood flow to the heart in patients undergoing cardiac tests.  On July 7, 2007, the Company was informed by the FDA that its ANDA submission was acceptable for filing.  On July 25, 2007, DRAXIMAGE announced it had filed DRAXIMAGE® Sestamibi with European regulatory authorities.  The Company also filed an Abbreviated New Drug Submission (“A/NDS”) for DRAXIMAGE® Sestamibi on August 17, 2007 with Health Canada.  On October 11, 2007, the Company was informed by Health Canada that this submission had been screened and found acceptable for review.  See Risks Factors — Risks related to our industry —

We may not be able to get timely regulatory approval for our products and we must comply with regulatory requirements to manufacture and market our products.

According to BIO-TECH SYSTEMS, in 2007 there were 8.3 million nuclear cardiology procedures (out of 17.5 million total nuclear procedures) in the U.S.A.  Sales of nuclear cardiology products were $1,291.6 million in 2007 (67.0% of total diagnostic radiopharmaceutical sales).  Sales of Cardiolite®, the largest single revenue producer, were $360.7 million (55% of cardiology perfusion sales) followed by Myoview™ with sales of $202.3 million (31% of cadiology perfusion sales).  Cardiolite® is the product of Lantheus Medical Imaging (formerly Bristol-Myers Squibb Imaging).  Myoview™ is the product of GE Healthcare.

Once DRAXIMAGE® Sestamibi is approved, DRAXIMAGE plans to enter the MPI market after the key patent for the currently marketed Tc-99m Sestamibi product expires, which is expected to be in 2008 for the United States, 2009 for Canada and from 2007 and onwards in various European countries, and after it receives regulatory approval for the sale of DRAXIMAGE® Sestamibi.

DRAXIMAGE also has a number of other products in development. DRAXIMAGE has received approval in November 2006 from the FDA to run two clinical trials in the U.S. using radioactive Iobenguane I-131 Injection (also known as 131 I-metaiodobenzylguanidine, or I-131 MIBG) to treat high-risk neuroblastoma, a rare form of cancer that affects mostly infants and young children.  Given the inherent uncertainties associated with new drug development, it is difficult to predict if, or when, this product will achieve commercialization.

DRAXIMAGE is developing MOLY-FILL™, a “next-generation” version of a Technetium Tc-99m Generator, which is the source of Technetium Tc-99m in virtually every radiopharmacy worldwide.  According to the Bio-Tech Systems Report 270 (issued in November 2007), entitled “The U.S. Market for Diagnostic Radiopharmaceuticals”, the generator market in the United States is currently estimated at approximately $166.7 million and is growing at approximately 5% annually.  Nearly 85% of generators are located in radiopharmacies and the rest are in other institutions such as hospitals and clinics.

Technetium (Tc-99m) is one of the most widely used radiopharmaceuticals. Due to its short half-life, it has to be produced on site or nearby by generators shipped with a longer half-life mother isotope, the molybdenum (Mo99).  In other words, generators are used to produce technetium on site at the hospital or radiopharmacy. A generator consists of a column loaded with Mo99, encased within lead shielding designed to provide protection from radiation.  It can typically provide Tc 99m for a period of approximately one week, depending on the degree of usage by the radiopharmacy.  During the fourth quarter of 2007, the Company completed a test evaluation of the prototype version of this product and the results of the evaluation will contribute to the continuing product development process.  DRAXIMAGE is in discussions with potential development, marketing and manufacturing partners for its MOLY-FILL™ generator.

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

The acquisition of this business was consistent with our strategy of acquiring specialty pharmaceutical platforms with potential for expansion into global markets.  We believe that DRAXIMAGE is one of the few companies that manufacture I-131 radiopharmaceutical products in Canada.

DRAXIMAGE and its predecessor have a long history of technological and scientific progress in the field of radiopharmaceuticals.  Notable achievements include the development of lyophilized kits for the in-situ preparation of Technetium Tc-99m radiopharmaceutical products for nuclear medical imaging (“Tc-99m kits”); the development of chelates for the indium/yttrium and Technetium/rhenium groups of metals; and the development of stabilizers for use in iodinated radiopharmaceuticals, which resulted in DRAXIMAGE being one of the few providers to market iodinated products that do not require refrigeration.

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

•                  July 2000 — signing of a non-exclusive distribution agreement with Syncor International Corporation (now known as Cardinal Health 414, LLC) for the production of a kit for the preparation of Sodium Iodide I-131 Capsules and Oral Solution indicated for the treatment of thyroid cancer and hyperthyroidism for sale in the U.S.

•                  December 2000 — entering into license, distribution and supply agreements for BrachySeed® for the U.S. market with Cytogen Corporation.  In April 2003, this license was terminated.

•                  March 2001 — licensing from BTG International Limited (formerly known as the British Technology Group) of the rights to INFECTON®, an agent for imaging infection.  In November 2007, DRAXIMAGE announced it would discontinue all work related to INFECTON®.

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

•                  July 2003 — extension and expansion of strategic partnership with Bristol-Myers Squibb Canada Co. (“Bristol-Myers Canada”) for the marketing and distribution of radiopharmaceutical products in Canada.  This agreement was terminated as of December 31, 2007.

•                  August 2003 — amendment to the July 2000 agreement with Cardinal Health 414, LLC to enable DRAXIMAGE to distribute the new radioactive Iodine I-131 kit product to independent radiopharmacies in the U.S.

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

•                  November 2006 — DRAXIMAGE announced it had been approved by FDA to run two clinical trials using radioactive Iobenguane I-131 Injection (also known as I-131 metaiodobenzylguanidine or I-131 MIBG) to treat high risk neuroblastoma, a rare form of cancer that affects mostly infants and young children.

•                  February 2007 — DRAXIMAGE announced it had submitted an ANDA to the FDA for its generic kit for the preparation of DRAXIMAGE® Sestamibi.  On July 7, 2007, the Company was informed by the FDA that its ANDA submission was acceptable for filing.

•                  On July 25, 2007, DRAXIMAGE announced it had filed DRAXIMAGE® Sestamibi with European regulatory authorities.

•                  The Company also filed an Abbreviated New Drug Submission (“A/NDS”) for DRAXIMAGE® Sestamibi on August 17, 007 with Health Canada.  On October 11, 2007, the Company was informed by Health Canada that this submission had been screened and found acceptable for review.

•                  December 2007 — DRAXIMAGE appointed GE Healthcare as the exclusive distributor of DRAXIMAGE® Sestamibi in the United States. DRAXIMAGE granted GE Healthcare the exclusive right to market, distribute and sell its generic DRAXIMAGE® Sestamibi in the U.S. market and through its U.S. and Canadian radiopharmacy network once the primary innovator patent expires and marketing authorizations are received from the FDA and Health Canada.  Furthermore, GE Healthcare agreed to purchase Technetium 99m Sestamibi injections exclusively from DRAXIMAGE.  The initial term of the distribution agreement is for a minimum of three years following FDA approval of the DRAXIMAGE® Sestamibi.

DRAXIMAGE’s growth strategy is to leverage its history and experience in the research, development, manufacture and distribution of radiopharmaceutical products and services and to capitalize on its manufacturing capabilities.  In particular, DRAXIMAGE’s business strategy includes:

•                  Increasing the market penetration of its radioactive products, particularly in the U.S.;

•                  Increasing international sales of its key Tc-99m kits and Iodine I-131 products, particularly in Europe, but also in other global markets;

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

Companies with significant radiopharmaceutical operations include Lantheus Medical Imaging (formerly Bristol-Myers Squibb Imaging), GE Healthcare, Covidien, CISbio, and Bracco S.p.A.  In addition, there are a number of companies that are developing and/or marketing other radiopharmaceutical products, including MDS Nordion Inc., Immunomedics, Inc., IBA Molecular, Cytogen Corporation, International Isotopes Inc. and Molecular Insights Pharmaceuticals, Inc.

Marketed Products

DRAXIMAGE’s products are divided into two groups: (i) radioactive products, particularly products containing radioactive iodine, which are in a radioactive and ready-to-use form when shipped to customers, and (ii) non-radioactive products (predominantly Tc-99m kits).  The non-radioactive kit products are sold in lyophilized (freeze-dried), non-radioactive form consisting of sterile, pyrogen-free complexes of chemical and/or biological substances.  Tc-99m kits are reconstituted with radioactive Tc-99m in the nuclear medicine laboratory of a hospital or a unit-dose service supplier, or radiopharmacy, prior to use.

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

Product	Indication	Principal Markets
Imaging Products
[51]Chromate Injection, USP	Measurement of blood volume	Canada
57Co-Cyanocobalamin Capsule USP	Diagnosis of Vitamin-B12 malabsorption	Canada
57Co-Standard Cobalt Reference Solution	Reference for [57]Co-Cyanocobalamin	Canada
111In-Diethylene Triamine Pentacetic Acid Injection (DTPA)	Cisternography	Canada
111In-Indium Chloride Sterile Solution	Labeling of peptides and antibodies	Canada
131I-Sodium Iodide Diagnostic Capsules, Oral	Imaging of thyroid disorders	Canada/U.S.
131I-Sodium Iodide Diagnostic Solutions, Oral	Imaging of thyroid disorders	Canada
131I-meta-iodobenzylguanidine	Adrenal imaging	Canada
125I-Iodinated Albumin Injection, USP	Measurement of blood and plasma volume	Canada
133Xe-Xenon Gas	Lung ventilation studies	Canada

Therapeutic Products
131I-Sodium Iodide Therapeutic Solutions, Oral and Intravenous	Treatment of thyroid disorders	Canada
131I-Sodium Iodide Therapeutic Capsules Oral	Treatment of thyroid disorders	Canada/U.S./ Denmark*
Kit for the Preparation of Sodium Iodide I-131 Capsules and Solution USP Therapeutic Oral	Treatment of thyroid disorders	U.S.
32P-Sodium Phosphate Solution, USP	Treatment of polycythemia	Canada

*This product is approved for sale in Denmark, however it is not currently sold in that country as the Company is seeking distributors for same.

Sodium Iodide I-131 Radiotherapy

In October 2001, DRAXIMAGE entered into a third-party manufacturing contract to supply sodium iodide I-131 radiotherapy capsules for Bracco Diagnostics Inc. for the U.S. market for the treatment of thyroid cancer and hyperparathyroidism.

In January 2003, DRAXIMAGE received FDA approval to produce and market a new radiopharmaceutical kit product for the preparation of Sodium Iodide I-131 Capsules and Oral Solution for the treatment of thyroid cancer and hyperthyroidism.  This was the first such product on the market that allows physicians and radiopharmacists to prepare an FDA-approved I-131 gelatin capsule or oral solution.  In March 2003, DRAXIMAGE launched the new kit product and initiated shipments to the Nuclear Pharmacy Services group of Cardinal Health 414, LLC, under a five-year, non-exclusive distribution agreement for the product for the United States and its possessions.  As of 2003, this product was made available to other customers and distributors in the U.S.

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

Product	Indication	Principal Markets
Tc-99m Kits
99mTc-MarcoAggregated Albumin Kit (“MAA”)	Diagnosis of lung perfusion	U.S./Canada/ Netherlands/ Belgium/ Austria*/ Germany*/ UK*/ Luxembourg*

99mTc-Diethylene TriaminePentacetic Acid Kit (“DTPA”) Stabilized with p-Aminobenzoic Acid	Diagnosis of kidney function, blood pool imaging and lung ventilation function	U.S./Canada

99mTc-Calcium Glucoheptonate Kit	Diagnosis of kidney function	U.S./Canada

Product	Indication	Principal Markets
99mTc-MethyleneDiphosphonic Acid Kit (“MDP”) Stabilized with p-Aminobenzoic Acid	Diagnosis of inflammatory and neoplastic bone disease	U.S./Canada/ Netherlands/ UK*
99mTc-Calcium Gluceptate Kit	Diagnosis of kidney function and red blood cell imaging agent	Canada

*These Products are approved for sale in these countries, however they are not currently sold in these countries as the Company is seeking distributors for same.

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

On October 25, 1995, Frosst Radiopharmaceuticals, a division of Merck Frosst Canada Inc. (now known as DRAXIMAGE) entered into a non-exclusive distribution agreement with Syncor International Corporation (now known as Cardinal Health 414, LLC) for distribution in the U.S. of DTPA, a kit used to prepare Tc-99m Pentetate to study kidney clearance, and MDP, a kit used to prepare Tc-99m Methylene Diphosphonic Acid to study bone metabolism.  The initial term was for five years, with automatic renewal of the agreement for successive two-year periods.

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

Products under Development

As of March 18, 2008, DRAXIMAGE had the following products under development:

Product	Status	Indication
Imaging Products
MOLY-FILL™ Technetium Tc-99m Generator	Development	Tc-99m for imaging
Therapeutic Products
I-131 MIBG	Phase I (U.S.)	neuroblastoma

Product	Status	Indication
Imaging Products
Phase II (U.S.)

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

Regulatory Status - DRAXIMAGE is providing I-131 MIBG for two clinical trials approved by the FDA under an Investigational New Drug (“IND”) application.  One trial is a Phase II study in which I-131 MIBG is being administered with intensive chemotherapy and autologous stem cell rescue for high-risk neuroblastoma patients.  The second trial is a Phase I study in which irinotecan and vincristine, two common chemotherapy agents, are being administered in combination with I-131 MIBG to determine safety and tolerability in patients with resistant/relapsed high-risk neuroblastoma.

Both clinical trials are being coordinated by a group of eleven children’s hospitals and two universities in the United States known as the New Advances in Neuroblastoma Therapy (NANT) consortium.  These two trials are continuations of earlier NANT studies.  The clinical trials started early in 2007 and are currently ongoing.  NANT member institutions are:

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

•                                          Riley Hospital for Children, Indiana University — Indianapolis, IN

•                                          Texas Children’s Cancer Center, Baylor College of Medicine — Houston, TX

•                                          University of California, San Francisco — San Francisco, CA

•                                          University of Wisconsin Comprehensive Cancer Center — Madison, WI

Competing Therapeutic Products - We also believe that AZEDRA™, being developed by Molecular Insight Pharmaceuticals, Inc. (“MIPI”) may compete with our DRAXIMAGE® I-131 MIBG product under clinical development.  AZEDRA™ has received Orphan Drug status and a Fast Track designation by the FDA.  According to information set forth in its website, MIPI is conducting a Phase I dosimetry study with AZEDRA™ in adults at Duke University.  The initial target market for AZEDRA™ dosimetry study is the treatment of metastatic neuroendocrine tumours such as pheochromocytoma, carcinoid and neuroblastoma that are not amenable to treatment with surgery or conventional chemotherapy.  Metastatic tumours are tumours that spread to other organs or parts of the body.  Additionally, according to information set forth in its website, MIPI initiated a Phase I/II study dose-finding and therapeutic evaluation of the product in patients with malignant Pheochromocytoma/Paraganglioma, which completion is expected for July 2012. The primary objectives of this study are to determine the maximum tolerated dose of the product and then, to determine the objective tumor response rate nine months following treatment.

Technetium Tc-99m Generators

DRAXIMAGE is developing MOLY-FILL™, a “next-generation” version of a Technetium Tc-99m Generator, which is the source of Technetium Tc-99m in virtually every radiopharmacy worldwide.  According to the Bio-Tech Systems Report 270 (issued in November 2007), entitled “The U.S. Market for Diagnostic Radiopharmaceuticals”, the generator market in the United States is currently estimated at approximately $166.7 million and is growing at approximately 5% annually.  Nearly 85% of generators are located in radiopharmacies and the rest are in other institutions such as hospitals and clinics.

Technetium (Tc 99m) is one of the most widely used radiopharmaceuticals. Due to its short half-life, it has to be produced on site or nearby by generators shipped with a longer half-life mother isotope, the molybdenum (Mo99).  In other words, generators are used to produce technetium on site at the hospital or radiopharmacy. A generator consists of a column loaded with Mo99, encased within lead shielding designed to provide protection from radiation.  It can typically provide Tc 99m for a period of approximately one week, depending on the degree of usage by the radiopharmacy.  During the fourth quarter of 2007, the Company completed a test evaluation of the prototype version of this product and the results of the evaluation will contribute to the continuing product development process.  DRAXIMAGE is in discussions with potential development, marketing and manufacturing partners for its MOLY-FILL™ generator.

Other Development Products

SOMATOSCAN®/Somatostatin Therapy

Description - SOMATOSCAN® and Somatostatin Therapy are radiolabelled somatostatin peptides derived from a synthetic peptide based on MK-678, originally developed by Merck, which shows a high binding affinity for the somatostatin receptors expressed in neuroendocrine tumors, lymphoma and carcinoid and small-cell lung cancer.  This peptide may be developed as both a diagnostic imaging agent (SOMATOSCAN®) and therapeutic product (Somatostatin Therapy) and we believe that it may permit the identification and treatment of primary tumors and the correct diagnosis of metastatic lesions. No substantial work related to SOMATOSCAN® or Somatostatin Therapy has been carried out since 2005.

Paclitaxel

Description - Paclitaxel is a novel, anti-tumor agent referred to in some scientific and medical literature as “taxol”.  Paclitaxel is currently marketed in the U.S. under the brand name Taxol® by Bristol-Myers Squibb Company.  In January 1997, DRAXIS acquired from Mylan Laboratories Inc. (“Mylan”) the exclusive Canadian marketing rights to the Mylan formulation of paclitaxel.  In June 1998, DRAXIS filed with the HPFBI a New Drug Submission in Canada for paclitaxel, and the HPFBI has completed its review process.  Prior to approval, DRAXIS must comply with Canadian Patented Medicines Regulations with respect to generic competition.  Mylan is currently assessing the status of patent infringement litigation in Canada regarding paclitaxel, and the Company has agreed to defer launch in Canada until such issues have been clarified.

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

DRAXIMAGE has a strong regulatory track record.  This includes 1 successful audit of our facilities in 2007 (1 regulatory inspection and 0 client audit) and 2 successful audits of our facilities in 2006 (1 regulatory inspection and 1 client audit).

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

United States

DRAXIMAGE sells Tc-99m kits in the U.S. to several customers and distributors including Cardinal Health 414, LLC, which operates the largest chain of radiopharmacies, Covidien (formerly Tyco Healthcare), GE Healthcare, United Pharmacy Partners Inc. and large university hospitals.

Tc-99m kits sold in the U.S. are marketed under the DRAXIMAGE trademark.

On February 2, 2007, DRAXIMAGE announced it had submitted an ANDA to the FDA for its generic kit for the preparation of Tc-99m Sestamibi for injection (“DRAXIMAGE® Sestamibi”), a nuclear medicine imaging agent used in myocardial perfusion imaging (“MPI”) to evaluate blood flow to the heart in patients undergoing cardiac tests.  On July 7, 2007, the Company was informed by the FDA that its ANDA submission was acceptable for filing.

According to BIO-TECH SYSTEMS, in 2007 there were 8.3 million nuclear cardiology procedures (out of 17.5 million total nuclear procedures) in the U.S.A.  Sales of nuclear cardiology products were $1,291.6 million in 2007 (67.0% of total diagnostic radiopharmaceutical sales).  Sales of Cardiolite, the largest single revenue producer, were $360.7 million (55% of cardiology perfusion sales) followed by Myoview™ with sales of $202.3 million (31% of cadiology perfusion sales).

The Sestamibi kit is used in nuclear medicine imaging to show how well the heart muscle (myocardium) is supplied with blood (perfused) both at rest and during strenuous activity.  The radioisotope Technetium Tc-99m is attached to the sestamibi molecule forming Tc-99m Sestamibi.  When injected into the bloodstream this radiopharmaceutical agent is distributed throughout the heart muscle in proportion to the blood flow received by various portions of the heart.  Heart images are then obtained using a gamma camera that can detect the Technetium Tc-99m.  Two sets of images are typically taken, one while the patient is at rest and a second set while the patient is under stress, often by exercising on a treadmill or stationary bicycle.  The resulting two sets of images are compared with each other to diagnose the presence of coronary heart disease by detecting areas of the heart that may not be receiving normal blood flow.  This imaging technique is known as cardiac stress testing or myocardial perfusion imaging (MPI).

Once its product is approved, DRAXIMAGE plans to enter the MPI market after the key patent for the currently marketed Tc-99m Sestamibi product expires, which is expected to be in 2008 for the United States, 2009 for Canada and from 2007 onwards in various European countries, and after it receives regulatory approval for the sale of DRAXIMAGE® Sestamibi.

See “Risk Factors — Risks Related to our Industry — If the Market Does Not Accept our Products Currently in Development, our Business Could Be Harmed”.

Canada

From January 1, 2003 to December 31, 2007, DRAXIMAGE marketed, in Canada, most of its products directly to end-users through a co-operative agreement with Bristol-Myers Canada, pursuant to which Bristol-Myers Canada’s sales force promoted the non-competitive product lines of each party.  This distribution agreement terminated on December 31, 2007 and has not been renewed.  As of January 1, 2008, DRAXIMAGE is marketing its products in Canada directly to hospitals and radiopharmacies and through non-exclusive distributors.

For many years, DRAXIMAGE has been the primary Canadian supplier of Iodine-131 and Iodine-125 labeled radiopharmaceuticals, including solutions and capsules used primarily for the diagnosis and treatment of thyroid gland disorders.

The Company also filed an Abbreviated New Drug Submission (“A/NDS”) for DRAXIMAGE® Sestamibi on August 17, 2007 with Health Canada.  On October 11, 2007, the Company was informed by Health Canada that this submission had been screened and found acceptable for review.

Europe

The radiopharmaceutical market in Europe is characterized by strong regional fragmentation, which gives the leading market share to the individual manufacturer located in each of the major countries (e.g. GE Amersham Health in the UK, Covidien (formerly Tyco Healthcare) in Holland and CIS Bio in France).  DRAXIMAGE’s marketing activities in Europe are at their earliest stages pending regulatory approvals in this jurisdiction.  As of December 31, 2007, DRAXIMAGE had six regulatory submissions filed with European regulatory authorities: four with the Medicines Evaluation Board in the Netherlands, one with the Danish Medicines Agency, and one in Denmark under the decentralized procedure.  The submission dates for the radiopharmaceutical products filed in the Netherlands and with the Danish Medicine Agency range from June 2003 to December 2004. The regulatory submission for our product in Denmark was filed in 2007. All of the approvals, except for the most recent submission, sought by DRAXIMAGE in Europe are for marketing authorizations through the mutual recognition procedure, which involves obtaining approval in one state (the “reference member state”) and recognition of that approval in other member states.  Five of the approvals being sought by DRAXIMAGE in Europe are for radiopharmaceutical products already approved in Canada or the U.S. The most recent submission is for DRAXIMAGE® Sestamibi which has not yet received approval in Canada or the U.S. Two of these six European submissions, made for DRAXIMAGE MAA kit and MDP kit, received approval in a reference member state, the Netherlands, in February 2005 and March 2006.  The MDP kit also received approval in the United Kingdom in February 2008.  The MAA kit has also been approved in Germany, the United Kingdom, Austria and Luxembourg.  A third approval for DRAXIMAGE’s Sodium Iodode I-131 capsules was granted in reference member state, Denmark, in September 2007.

DRAXIMAGE has concluded one distribution agreement in respect of the Benelux countries, with Netherlands-based IDB Holland B.V.  DRAXIMAGE is seeking to expand its distribution network in Europe through strategic alliances with commercial partners and is currently in discussions with potential partners.

On July 25, 2007, DRAXIMAGE announced it had filed DRAXIMAGE® Sestamibi with European regulatory authorities.

Research and Development

DRAXIMAGE conducts both basic research on its own products and development work on in-licensed products and technology developed by other firms, predominantly in the biotechnology field.  DRAXIMAGE applies its chelating expertise and technologies to link these compounds with radioisotopes to create innovative diagnostic and therapeutic radiopharmaceuticals.

In October 2003, DRAXIMAGE received a U.S. patent for a new family of chelating compounds that have significant potential for the development of imaging and radiotherapeutic agents to diagnose and treat diseases, including cancerous tumors or metastases.  We believe that the new family of chelating compounds may permit the discovery of diagnostic imaging agents to visualize important biological receptors or receptor-positive tumors when combined with gamma-emitting radioisotopes.  We believe that the compounds are also potentially useful as therapeutic radiopharmaceuticals for the in-vivo treatment of tumors and metastases.

DRAXIMAGE is also able to provide labeling technology for other companies for use with monoclonal antibodies and peptides.  We are also working on the development of novel therapeutic uses of radioactivity.

On August 22, 2007 DRAXIMAGE announced that it had established a research collaboration agreement with Med Discovery SA of Switzerland to explore the combination of Med Discovery’s targeted protein therapeutics with DRAXIMAGE’s radiopharmaceutical expertise in the therapeutic and diagnostics field.

Med Discovery’s lead proteins are themselves potential therapeutic agents for prostate cancer and a variety of other cancers.  This collaboration provides initially for the radiolabelling of certain Med Discovery’s proteins by DRAXIMAGE to assess the enhancement of their therapeutic action and their capability to detect micro tumors.  The proteins will be produced at Med Discovery’s facility in Switzerland and radiolabelled by DRAXIMAGE in Canada.

DRAXIMAGE personnel have extensive experience developing and optimizing formulations applicable to the lyophilization manufacturing processes used in the production of cold Tc-99m kit products.

Employees

As at December 31, 2007, DRAXIMAGE had 94 employees (representing approximately 20% of the Company’s employees), consisting of 9 general management and administration employees, 9 marketing, selling and customer service employees, 24 quality operations employees, 39 manufacturing employees, and 13 research and development employees.  None of these employees is unionized.

Patents

Most of DRAXIMAGE’s development products as well as currently sold products such as SMART-FILL™ are covered by patents held (or for which patents have been applied) by DRAXIMAGE or licensed from third parties.  DRAXIMAGE has numerous patents issued and allowed and patent applications pending in the United States, Canada, Europe and Japan.  For example, DRAXIMAGE has various U.S. issued patents related to chelates for radiopharmaceutical applications and process patents for the preparation of certain radiopharmaceuticals.  The patents held by DRAXIMAGE have expiry dates ranging from November 2008 to December 2020.  See “Risk Factors — Risks Related to our Industry — We May not be Able to Obtain and Enforce Effective Patents to Protect our Proprietary Rights From Use by Competitors, and the Patents of Other Parties Could Require Us to Stop Using or to Acquire a License for Conducting Certain Business Activities, and our Competitive Position and Profitability Could Suffer as a Result.”

DRAXIMAGE also relies on trade secrets, know-how and other proprietary information to protect its current products and technologies.  To protect DRAXIMAGE’s rights in these areas, it requires all licensors, licensees, customers and significant employees to enter into confidentiality agreements.  There can be no assurance, however, that these agreements will provide meaningful protection to DRAXIMAGE’s patents, trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such patents, trade secrets, know-how or other proprietary information.  See “Risk Factors — Risks Related to our Company — If our Collaborative and Commercial Relationships with Third Parties on Whom we Rely are Unsuccessful, our Business May Suffer.”

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

Cumulatively to December 31, 2007, we received a total of $28.1 million in non-refundable fees and $18.3 million in royalties and royalty-related payments relating to ANIPRYL®.

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

In July 2003 DRAXIS granted Ceva Santé Animale S.A. (“CEVA”) an exclusive license for the marketing and distribution of ANIPRYL® in Europe.  On March 25, 2008, CEVA and DRAXIS mutually terminated the licence agreement between them effective December 31, 2007.  The Company will not seek to continue to have ANIPRYL® approved in Europe.

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

We are not aware of any other HPFBI, BVA or FDA approved product available at this time that competes directly with ANIPRYL®.  In the United States, the 1988 Generic Animal Drug and Patent Term Restoration Act offers marketing protection from veterinary generic applicants in the United States for a period of five years.  This period ended in 2002, in the case of ANIPRYL®.  However, that law does not prevent other companies from repeating the full clinical New Drug Application process to seek FDA approval for a bio-equivalent product, nor does it prohibit human generic versions of ANIPRYL® from being sold to veterinarians.  Any such competitor, including sellers of a human or veterinary generic selegiline, would be subject to DAHI’s U.S. and international patent rights.

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

Patents

In September 1992, the United States Patent and Trademark Office issued a patent to DAHI entitled “Use of l-deprenyl for Retention of Specific Physiological Function”.  The patent claims specific uses of l-deprenyl for use in treating dogs and covers currently sold products.  Similar patents have also issued to DAHI in many foreign jurisdictions, including Canada, New Zealand, Venezuela and Europe.  Six additional U.S. patents have also issued to DAHI.  These patents cover various veterinary pharmaceutical uses of l-deprenyl such as treatment of Cushing’s Disease, weight loss, treatment of immune system dysfunction, extension of life expectancy of dogs, and treatment of hearing loss.  Four of these six patents were also filed in foreign countries that have major companion animal markets.  The markets for the cognitive disease patents are Canada, U.S., Europe, Japan, Mexico, Venezuela, New Zealand and Malaysia.  The markets for the Cushing’s Disease patent are Europe, Canada and the U.S.  The markets for the survival cure shifting patent are Canada, Norway, Finland and Europe.  The markets for the treatment of hearing loss patent are Japan and Canada.  The patents held by DAHI have expiry dates ranging from August 31, 2010 to June 3, 2016.

The European CDS patent was subject to an opposition procedure initiated by CEVA.  CEVA holds patents in the United States, Canada and Europe relating to the use of selegiline for treating behavioral disorders with change of mood in dogs and cats.  CEVA’s European patent was subject to an opposition procedure by DAHI.  In July 2003, DRAXIS and CEVA agreed to discontinue the opposition proceedings between them before the EPO.  DRAXIS also granted CEVA an exclusive license for the marketing and distribution of ANIPRYL® or the use of ANIPRYL® claims in Europe.  In return, CEVA agreed to pay DAHI a percentage royalty on European sales of ANIPRYL® and/or the use of ANIPRYL® claims, in addition to nominal milestone payments upon the regulatory approval of ANIPRYL® in the UK and in subsequent additional jurisdictions within the European Community.  The agreement also gave DAHI the rights to use Chinoin selegiline in any jurisdiction.  On March 25, 2008, CEVA and DRAXIS mutually terminated the licence agreement between them effective December 31, 2007.  The Company will not seek to continue to have ANIPRYL® approved in Europe.

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

DRUGS

Drug Approval Process

Human Pharmaceuticals

In Canada, pharmaceutical research, development and marketing activities are regulated by the Food and Drugs Act (Canada) and the rules, regulations, policies and guidelines made thereunder.  Insofar as it relates to drugs for human use, the Food and Drugs Act (Canada) is administered by the Therapeutic Products Directorate of the Health Products and Food Branch (“TPD”), which regulates the use and sale of diagnostic and therapeutic products in Canada.  In the United States, these activities are regulated under laws administered by the Food and Drug Administration (“FDA”), which also have a significant impact on the Company’s activities.

The drug research and development process consists of both pre-clinical and clinical phases.  The pre-clinical phase consists of screening compounds to identify the most promising leads for continued drug development prior to human clinical trials and evaluating the drug’s toxicologic and pharmacologic effects to show that the drug is reasonably safe for use in the initial clinical studies.  The clinical phase involves clinical trials with healthy participants, as well as patients with specific diseases or conditions.

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

An increasing percentage of sales of prescription pharmaceuticals relates to sales of products which are paid for, in whole or in part, by government or private insurance drug plans.  In many jurisdictions, governments have established regimes to control drug pricing at the retail pharmacy level.  Most Canadian provinces have implemented drug benefit formularies.  A formulary lists the drugs for which a provincial government will reimburse qualifying persons and the prices at which those drugs will be reimbursed.  Although there is not uniformity among provinces, generally speaking, provincial governments will reimburse an amount equal to the lowest available price of the generic versions of any drug listed on the provincial formulary.  The legislative regimes of most provinces also permit generic drug substitution, even for patients who do not qualify for government reimbursement.  The effect of these initiatives is to encourage the sale of lower-priced generic versions of pharmaceutical products.  In the United States, beginning in 2006, Medicare beneficiaries will be offered a prescription drug benefit.  Medicare will contract with at least two risk-bearing drug plans in each of 34 regions to provide the new benefit.  The prescription drug plans will cover at least two drugs in each therapeutic class or category of covered drugs, but may establish formularies and tiered-cost amounts.  The prescription drug plans may limit their coverage to two drugs in each therapeutic class or category of covered drugs.  The effect of this new program will allow prescription drug plans to negotiate price discounts and rebates with drug companies.

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

The PMPRB has the jurisdiction to regulate maximum pricing of veterinary drugs (see below), but actively exercises that jurisdiction only in response to complaints it may receive.  There are no government reimbursement plans in the veterinary pharmaceutical marketplace.  There are a few private pet insurance plans; however, these plans do not cover a significant portion of the purchase for veterinary drugs.  Accordingly, the veterinary marketplace is not subject to the same cost containment measures that are prevalent in the human pharmaceutical market.

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

Remedies for patent infringement are created under the laws of Canada and the United States.  In addition to the standard legal action for patent infringement, in 1993, the Canadian Government enacted Regulations under the Patent Act (Canada) whereby a company proposing a generic version of a drug which has been marketed in Canada under a Notice of Compliance and in respect of which patents have been listed on the Patent Register, must address those patents before a Notice of Compliance may be granted.  The originator of the drug may apply to the Federal Court of Canada for an order prohibiting the Minister of National Health and Welfare from issuing a Notice of Compliance until the issue of possible patent infringement has been resolved or the passage of twenty-four months from commencement of Federal Court proceedings, whichever comes first.  Similar proceedings are available in the United States if a generic drug manufacturer seeks approval for a drug in respect of which patents have been listed in the Orange Book (the United States equivalent of the Patent Register).

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

The FDA, the Health Products and Food Branch of Health Canada (“HPFBI”), CNSC and NRC conduct regular audits of the Company’s facilities to ensure compliance with cGMPs and other statutory requirements.  See “Risk Factors — Risks related to our industry”.

ENVIRONMENTAL LAWS

Canadian and U.S. federal, state, local and provincial regulations govern extensively the use, manufacture, storage, handling, transport and disposal of hazardous materials and associated waste products.  The Company is not aware of any material environmental issues that affect the Company’s utilization of its assets.  As of December 31, 2007, the Company has not received any notice stating that it is not in compliance with environmental legislation applicable to it.

ORGANIZATIONAL STRUCTURE

The following chart illustrates the corporate organizational structure and governing jurisdictions of the Company and its significant affiliates as at March 31, 2008.

All of the below-depicted companies are wholly owned subsidiaries of DRAXIS.

(1)DRAXIS Specialty Pharmaceuticals Inc. has two divisions, DRAXIMAGE (radiopharmaceuticals) and DRAXIS Pharma (contract manufacturing).

PROPERTY, PLANTS AND EQUIPMENT

Our sole operating facility is a 247,000-square-foot pharmaceutical manufacturing facility which houses the DRAXIMAGE and DRAXIS Pharma operations.  The facility is owned by DRAXIS Specialty Pharmaceuticals Inc., a wholly-owned subsidiary of the Company and is located at 16751 Trans-Canada Road, Kirkland, Québec, Canada, H9H 4J4.  See “Risk Factors — Risks Related to our Company — We only have one manufacturing facility and factors beyond our control could cause an interruption in our manufacturing operations, which could adversely affect our reputation in the market place and our results of operations.”

On November 27, 2007, the Company announced that it had initiated construction of a 77,000 square foot new secondary packaging and warehousing facility in the Montréal area to aid DRAXIS in fulfilling its obligation under its recently announced contract to produce a broad portfolio of multiple non-sterile specialty semi-solid products for JJC.  The new facility is expected to be completed by mid-2008, after which equipment will be installed and validated to ensure compliance with applicable regulatory requirements.

The new facility has been custom designed by and is being built by Montréal based developer Broccolini Construction Inc., specifically to meet the needs of DRAXIS with respect to this major new contract but will be owned by the Broccolini Group of Companies and leased to DRAXIS under a seven year agreement with options to renew.  The facility will be situated in the Montréal area in the community of Ste-Anne-de-Bellevue close to major highway access and within ten kilometers (six miles) of the main DRAXIS production facility in Kirkland, just outside Montréal.

As of December 31, 2007, we have no third-party debt outstanding other than as provided for in Note 16 of the Consolidated Financial Statements.

Item 4A  Unresolved Staff Comments

There are no unresolved written comments that were received from the Securities and Exchange Commission’s staff 180 days or more before the end of the Company’s fiscal year to which this Annual Report relates.

Item 5.    Operating and Financial Review and Prospects

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of DRAXIS Health Inc. (“DRAXIS” or the “Company”) is based on the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2007 and should be read in conjunction therewith.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles (“GAAP”), unless otherwise indicated.  Other noteworthy accounting issues are discussed under “Accounting Matters”.

Readers are cautioned not to place undue reliance on forward-looking statements contained in this MD&A since actual results could differ materially from what we expect if known or unknown risks affect our business or if an estimate or assumption turns out to be inaccurate.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise (see Forward-Looking Statements on page 79 hereof).

This MD&A is dated February 29, 2008.

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

Termination of Amortization of Anipryl® Deferred Revenues

As indicated in prior disclosures, substantially all revenues related to the amortization of previously received Anipryl® milestones terminated on December 31, 2006. The amortization of these deferred revenues has previously resulted in non-cash revenues of $0.8 million per quarter, contributing approximately 7 cents of earnings per share (“EPS”) per full year. The termination of this source of non-cash revenue and operating income has no effect on cash flows but affects year-over-year comparisons of operating results beginning with the first quarter of 2007 (see “Corporate and Other”).

Consolidated Results of Operations

(in thousands of U.S. dollars, except share related data) (U.S. GAAP)

	2007	2006	2005
Revenues
Product sales	$76,072	$83,545	$72,989
Royalty and licensing	2,668	2,121	3,143
Anipryl® deferred revenues	120	3,301	3,301
	$78,860	$88,967	$79,433

Product gross margin	$26,454	$36,462	$26,153
% of Product sales revenues	34.8%	43.6%	35.8%
Royalty and licensing revenue	2,788	5,422	6,444
SG&A	(18,807)	(19,425)	(16,185)
% of Product sales revenues	-24.7%	-23.3%	-22.2%
R&D	(2,446)	(2,372)	(2,103)
Depreciation and amortization	(5,841)	(5,135)	(4,545)
Operating income	2,148	14,952	9,764
% of Total revenues	2.7%	16.8%	12.3%
Financial
- Foreign exchange (loss) gain	(1,716)	282	(398)
- Other	870	347	(29)
Income tax (recovery) expense	(356)	4,034	1,553
Net income	$1,658	$11,547	$7,784

Basic earnings per share	$0.04	$0.28	$0.19

Diluted earnings per share	$0.04	$0.28	$0.18

The following provides a high-level overview of the consolidated results of the Company.  Please see “Segment Reporting” for more detailed explanations.

Comparison of Years Ended December 31, 2007 and 2006

Consolidated revenues for the year ended December 31, 2007 decreased 11% compared to the year ended December 31, 2006 due to lower volumes in contract manufacturing and the loss of the non-cash Anipryl® deferred revenue amortization. These factors were partially offset by one-time contingent milestone payments from Shire BioChem Inc. (“Shire”) which were earned in the first quarter of 2007.

Consolidated product sales decreased 9% to $76.1 million for 2007 compared with the same period in 2006.  Contract manufacturing product sales decreased 15% in 2007 compared to the same period of 2006. The decrease was related to lower sterile volumes mainly due to lower demand for Hectorol® and lower sterile volumes under the GSK contract relative to 2006. Radiopharmaceutical product sales increased 8% over the same period of 2006. The increase was due to the inclusion of a chargeback for freight services beginning on April 1, 2007.  In addition, the Company suspended production of a private label radioactive product for one customer that historically contributed $350,000 in quarterly product sales.

During the course of 2007, two separate shortages for the supply of radioactive isotopes occurred which impacted the financial performance of the radiopharmaceutical segment. The first shortage resulted in the Company obtaining the approval of a secondary source of supply for the U.S. market. The second shortage created an industry-wide decrease in demand in late 2007 for radioactive procedures due to a short supply in the marketplace of radioisotopes, being the key ingredient.

Product gross margin percentages for 2007 decreased to 35% as compared with 44% for the same period in 2006. The decline is attributable to reduced margins in the contract manufacturing segment resulting from lower sterile volumes, principally volumes of Hectorol®.

The increase in royalty and licensing revenue for the year ended December 31, 2007 compared to 2006 reflects the receipt of $0.8 million of contingent milestone payments from Shire in the first quarter of 2007.

As a percentage of product sales, selling, general and administrative (“SG&A”) expenses were 25% for 2007 compared to 23% for 2006.  SG&A expenses decreased for 2007 compared to 2006 due to an overall decrease in incentive plan accruals which more than offset total severance costs of $2.3 million during 2007.

Overall R&D expenditures were similar for 2007 compared to 2006.  R&D resources in 2007 were largely focused on the DRAXIMAGE® Sestamibi and MOLY-FILL™ Technetium Generator projects.

Depreciation and amortization expense for all of 2007 increased compared to 2006 due to the completion of the Company’s IT and SAP upgrade activities in 2007, including the implementation of a new warehouse management system.

The majority of the Company’s operating costs are denominated in Canadian dollars. As the level of revenues denominated in U.S. dollars and other foreign currencies increases relative to the underlying cost structure, the Company’s overall gross profit margins and SG&A expenses are negatively affected during periods where the Canadian dollar appreciates in value.

Foreign exchange had a significant impact in 2007 compared with 2006 due to the continued rapid strengthening of the Canadian dollar beginning in April 2007, which resulted in a foreign exchange loss of $1.7 million for 2007. The Company is subject to a foreign exchange loss as a result of the negative impact of the strengthening of the Canadian dollar on U.S. dollar-denominated monetary assets held by the Company. The Company expects to partially mitigate its currency related risk over the next 12 to 15 months by an increase in its U.S. dollar-denominated customer financing related to activities expected to be carried out in connection with the new non-sterile manufacturing contract with JJC.

The effective tax rate is lower than the statutory rate due primarily to the amount of R&D tax credits earned in the year. The Company’s effective tax rate will vary from the statutory tax rate depending on the mix of net income combined with the statutory rates in the respective jurisdictions in which the Company operates.

The basic weighted-average number of common shares outstanding during 2007 was 41,955,989 and has increased from 41,592,507 in 2006, primarily as the result of the exercise of stock options, offset by shares purchased for cancellation under the Company’s Normal Course Issuer Bid initiated in December 2006.  As at the date hereof, the Company has 42,062,538 common shares outstanding and also has outstanding 2,135,828 options to acquire common shares.

Comparison of Years Ended December 31, 2006 and 2005

The financial results for the year ended December 31, 2005 were negatively affected by the extended shutdown period that occurred in the sterile products area of the Company’s contract manufacturing business.  Accordingly, all comparative variances on a consolidated basis and in the contract manufacturing section reflect the impact of the extended shutdown in 2005.

Consolidated revenues for the year ended December 31, 2006 are 12% higher compared to 2005.

Consolidated product sales have grown by $11 million, or 15%, for the year ended December 31, 2006 compared to 2005, driven by lyophilization revenue (sterile products) in contract manufacturing and Sodium Iodide I-131 sales in the radiopharmaceutical business (see the “Contract Manufacturing” segment discussion below).

Radiopharmaceutical product sales grew 12% driven by radioiodine sales in the U.S. including diagnostic capsules, which were introduced in the U.S. marketplace in the second quarter of 2006.

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

As a percentage of product sales, SG&A expenses were 23% for the year ended December 31, 2006 compared to 22% for 2005. The 20% increase in SG&A expenses in absolute dollar terms (excluding the impact of foreign currency translation) for the year ended December 31, 2006 as compared with 2005 was driven by the inclusion of non-cash stock-based compensation costs beginning January 1, 2006, coupled with increased incentive plan accruals based on the Company’s financial performance for 2006 relative to 2005.  The impact of the strengthening of the Canadian dollar for much of 2006 relative to 2005 increased the nominal value of SG&A expenses.

R&D expenditures increased slightly for the year ended December 31, 2006 compared to 2005 due to the work related to specific phases of the Company’s development activities related to DRAXIMAGE® Sestamibi and the MOLY-FILL™ Technetium Generators as the Company completed stages of activities with respect to both initiatives late in 2006. These products are described in the “Radiopharmaceuticals” section.

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

The net foreign exchange gain for the year ended December 31, 2006 was $282,000 compared to a loss of $398,000 for 2005. As a result of the impact of the weakening of the Canadian dollar late in 2006, a foreign exchange gain was earned on U.S. dollar-denominated monetary items in 2006, whereas the strengthening of the Canadian dollar late in 2005 created a foreign exchange loss.

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

The basic weighted-average number of common shares outstanding during 2006 was 41,592,507 and increased from 41,471,798 for 2005, primarily as a result of the exercise of stock options offset by the shares purchased for cancellation under the Company’s Normal Course Issuer Bid.

Radiopharmaceuticals
(in thousands of U.S. dollars) (U.S. GAAP)

	2007	2006	2005
Revenues
Product sales	$23,216	$21,508	$19,290
Royalty and licensing	—	(3)	9
	$23,216	$21,505	$19,299

Product gross margin	$12,976	$13,433	$11,593
% of Product sales revenues	55.9%	62.5%	60.1%
SG&A	(5,382)	(4,380)	(4,660)
R&D	(2,446)	(2,372)	(2,103)
Depreciation and amortization	(1,096)	(1,110)	(1,047)
Operating income	$4,052	$5,568	$3,792
% of Revenues	17.5%	25.9%	19.6%

Nuclear medicine imaging and therapeutic agents are the focus of the Company’s radiopharmaceutical division, DRAXIMAGE, which develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized Technetium-99m kits used in nuclear medicine imaging procedures and a line of imaging and therapeutic products labelled with a variety of isotopes including Sodium Iodide I-131. DRAXIMAGE has a number of products in late-stage development including a generic Sestamibi injection, a lyophilized product that is widely used for Technetium-based cardiac imaging studies and MOLY-FILL™, a “next-generation” version of a Technetium Generator.

Comparison of Years Ended December 31, 2007 and 2006

Revenues for 2007 increased 8% compared to 2006 driven by the inclusion of freight charges in revenues effective April 1, 2007.

Product revenues decreased excluding the inclusion of freight charges compared to 2006. The decrease is due to the Company temporarily suspending production early in the third quarter of 2007 of a private label radioactive product for one customer. This product contributed historically $350,000 to quarterly revenues. It is the Company’s belief that the customer will either permanently withdraw this product from the marketplace or make formulation changes and their decision is expected in the first half of 2008.

The radiopharmaceutical segment’s revenues were also impacted by lower demand related to an industry shortage of radioactive medical isotopes in the fourth quarter of 2007. This was related to an extended shutdown at one of the largest global suppliers of radioactive isotopes late in 2007. While the Company has an alternative approved source of supply for its raw materials, the shutdown affects the ability of radiopharmacies to carry out procedures resulting in lower demand. The Company was also impacted by a similar shutdown in the second quarter of 2007, which resulted in the Company seeking and obtaining regulatory approval for an alternative source of supply.

In 2007, the Company began installing its new capsule-filler technology (“DRAXIMAGE SMART-FILL™”) at customer radiopharmacies. The Company’s introduction of its DRAXIMAGE SMART-FILL™ capsule-filler technology is expected to drive further growth into 2008. Installation of these units will continue into 2008.

Product gross margin for 2007 decreased to 56% compared to 63% for 2006 due to inclusion of freight charges in both revenues and cost of goods sold beginning on April 1, 2007 and foreign exchange pressures related to the dramatic strengthening of the Canadian dollar over 2006.

SG&A expenses increased $1.0 million for 2007 relative to the same periods of 2006 due to an increased investment in business development activities coupled with regulatory filing fees for Europe and Canada.

Overall R&D expenditures were similar for 2007 compared to 2006.  R&D resources in 2007 were largely focused on the DRAXIMAGE® Sestamibi and MOLY-FILL™ Technetium Generator projects.

Operating income was $1.5 million lower for all of 2007 compared to the same period of 2006 due to decreased sales volumes as described above, pressures on margin from a stronger Canadian dollar, regulatory filing fees and increased business development activities.

Depreciation and amortization expense for this segment was relatively unchanged for 2007 compared to the same period of 2006.

Radiopharmaceutical Product Development Strategy

DRAXIMAGE® Sestamibi

As announced on February 2, 2007, DRAXIMAGE submitted an Abbreviated New Drug Approval (“ANDA”) to the U.S. Food and Drug Administration (“FDA”) for its generic kit for the preparation of Tc-99m Sestamibi for injection, DRAXIMAGE® Sestamibi, a nuclear medicine imaging agent used in myocardial perfusion imaging (“MPI”) to evaluate blood flow to the heart in patients undergoing cardiac tests. Furthermore, the FDA acknowledged in July 2007 the receipt and acceptance for review of the ANDA for DRAXIMAGE® Sestamibi that was submitted.

The Company also announced on July 25, 2007 the filing of DRAXIMAGE® Sestamibi with European regulatory authorities.  The filing marks another milestone in the comprehensive plan to pursue major MPI markets globally.

The Company also filed an Abbreviated New Drug Submission (“A/NDS”) for DRAXIMAGE® Sestamibi on August 17, 2007 with Health Canada.  On October 11, 2007, the Company was informed by Health Canada that this submission had been screened and found acceptable for review.

The filing of the ANDA with the FDA, the A/NDS and the submission to the European regulatory authorities represented the achievement of key milestones in the DRAXIMAGE® Sestamibi project schedule.

On December 20, 2007, DRAXIS announced that DRAXIMAGE, its radiopharmaceutical division, has appointed GE Healthcare, an industry leader in nuclear medicine, as the exclusive distributor of DRAXIMAGE® Sestamibi in the U.S. DRAXIMAGE® Sestamibi is a generic kit for the preparation of Technetium (Tc-99m) Sestamibi injection, a diagnostic cardiac imaging agent used in MPI to evaluate blood flow to the heart.

DRAXIMAGE has granted GE Healthcare the exclusive right to market, distribute and sell its generic DRAXIMAGE® Sestamibi in the U.S. market and through its U.S. and Canadian radiopharmacy network once the primary innovator patent expires and marketing authorizations are received from the FDA and Health Canada. Furthermore, GE Healthcare has agreed to purchase Technetium (Tc-99m) Sestamibi injection exclusively from DRAXIMAGE. The initial term of the distribution agreement is for a minimum of three years following FDA approval of DRAXIMAGE® Sestamibi.

Technetium Generators

A second opportunity that is currently being pursued by DRAXIMAGE is the production and distribution of MOLY-FILL™, a “next-generation” version of a Technetium Generator, which is the source of Technetium in virtually every radiopharmacy worldwide. Nearly 90% of generators are located in radiopharmacies, with the rest located in other institutions, such as hospitals and clinics. DRAXIMAGE is in discussions with potential development, marketing and manufacturing partners for its MOLY-FILL™ Generator.  During the fourth quarter of 2007, the Company completed a test evaluation of the prototype version of this product filed and the results of the evaluation will contribute to the continuing product development process.

European Entry

DRAXIMAGE is continuing its efforts to obtain registrations in European markets for four of its existing products that are currently approved and sold in Canada or the U.S. In February 2005, DRAXIMAGE received approval from the Dutch regulatory authority for its Kit for the Preparation of Technetium Tc-99m Albumin Aggregated Injection (“MAA Kit”). Initial approval in the Netherlands allowed DRAXIMAGE to initiate the Mutual Recognition Procedure (“MRP”) in pursuit of further regulatory approvals for this product in several additional European Union countries. This MAA Kit has since been approved in Germany, the United Kingdom, Belgium, Austria and Luxembourg.

DRAXIMAGE MDP, a product used for bone imaging, has been approved in the Netherlands, and Sodium Iodide I-131 therapeutic capsules for the treatment of thyroid cancer has been approved in Denmark.

Additional initial European approvals for the majority of other diagnostic imaging products are anticipated during 2008. DRAXIMAGE has expanded its discussions with respect to potential commercial partners to target the European markets via strategic alliances. Strategic alliances could also potentially serve as a means for DRAXIMAGE to expand its product catalogue in North America as well as Europe. The Company expects discussions to continue during 2008.

Others

On August 22, 2007, DRAXIMAGE announced that it had established a research collaboration agreement with Med Discovery of Switzerland to explore the combination of Med Discovery’s targeted protein therapeutics with DRAXIMAGE’s radiopharmaceutical expertise in the therapeutic and diagnostics field.

Med Discovery’s lead proteins are themselves potential therapeutic agents for prostate cancer and a variety of other cancers. Initially, this collaboration will provide for the radiolabelling of certain Med Discovery’s proteins by DRAXIMAGE to assess the enhancement of their therapeutic action and their capability to detect micro tumors.  The proteins will be produced at Med Discovery’s facility in Switzerland and radiolabelled by DRAXIMAGE in Canada.

DRAXIMAGE has also identified additional new product opportunities in the area of non-radioactive contrast media that are used in the medical imaging field, and is pursuing potential product development strategies to leverage both its position in the marketplace and its preferred access to appropriate production process expertise.  Contrast media products are injectable liquids produced in highly specialized cGMP sterile production facilities, such as those in place at DRAXIS’ facilities, which are currently used to produce certain diagnostic imaging products marketed by DRAXIMAGE. The North American market for contrast media has been estimated to be valued at approximately $1.6 billion, and we believe that it is growing largely because of the continued growth of computer tomography (“CT”) and enhanced magnetic resonance imaging (“MRI”) procedures.

DRAXIMAGE has received approval from the FDA to run two clinical trials using radioactive Iobenguane I-131 Injection (also known as 131I-metaiodobenzylguanidine, or I-131 MIBG) to treat high-risk neuroblastoma, a rare form of cancer that mostly affects infants and young children.

DRAXIMAGE is providing I-131 MIBG for two clinical trials approved by the FDA under an Investigational New Drug (“IND”) application. One trial is a Phase II study in which I-131 MIBG is being administered with intensive chemotherapy and autologous stem cell rescue for high-risk neuroblastoma patients. The second trial is a Phase I study in which irinotecan and vincristine, two common chemotherapy agents, are being administered in combination with I-131 MIBG to determine safety and tolerability in patients with resistant/relapsed high-risk neuroblastoma.  Both trials are currently under way.

Comparison of Years Ended December 31, 2006 and 2005

Revenues for the year ended December 31, 2006 increased by 11% (or close to 20% excluding brachytherapy products, which the Company stopped selling late in 2005) compared to 2005, primarily as a result of the increase in product sales from radioiodine products and, specifically, Sodium Iodide I-131 sales to the U.S., including diagnostic capsules. The increase is related to higher volumes resulting from greater U.S. market penetration.

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

For the year ended December 31, 2006, product gross margin increased to 63% for the year ended December 31, 2006 compared to 2005, reflecting the positive impact of Sodium Iodide I-131 sales and the strategic focus on higher margin products that led to the divestment of the brachytherapy product line in late 2005.

R&D expenditures for the year ended December 31, 2006 as compared to 2005 increased 13% due to the ramping up of product development activities, in particular activities related to DRAXIMAGE® Sestamibi and Technetium Generators.

SG&A expenses decreased by $0.3 million for the year ended December 31, 2006 compared to 2005 due mainly to one-time costs relating to the Company’s exit from the brachytherapy business during the fourth quarter of 2005.

Operating income increased 47% to $5.6 million for 2006 as compared to 2005, driven by increased volumes and margins as described above.

Depreciation and amortization expense for this segment was relatively unchanged in nominal dollars in 2006 compared to the year ended December 31, 2005.

Contract Manufacturing
(in thousands of U.S. dollars) (U.S. GAAP)

	2007	2006	2005

Revenues
Product sales	$54,926	$64,731	$54,743

Product gross margin	$13,390	$23,215	$14,628
% of Product sales revenues	24.4%	35.9%	26.7%
SG&A	(6,362)	(6,487)	(5,086)
Depreciation and amortization	(4,390)	(3,688)	(3,105)
Operating income	$2,638	$13,040	$6,437
% of Revenues	4.8%	20.1%	11.8%

Manufacturing comprises the Company’s manufacturing division, DRAXIS Pharma, which is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square-foot facility located in Montreal, Canada, DRAXIS Pharma manufactures certain pharmaceutical products (specifically, cold kits) for DRAXIMAGE, as well as for over 20 other pharmaceutical clients in many international jurisdictions.

Comparison of Years Ended December 31, 2007 and 2006

For the year ended December 31, 2007, revenues decreased by $9.8 million, or 15%, over the same period of 2006. The decrease was due to lower sterile manufacturing volumes, principally related to Hectorol® for Genzyme as well as a return to historical volumes under the GSK contract, following a ramp-up in late 2006 due to one-time increases in demand.

During late 2007, the contract manufacturing division of DRAXIS continued to implement procedures to reduce production delays that have in the past resulted in shipments not being released in a timely manner impacting quarterly results for most of 2007. While the Company has made improvements in expediting the process times for orders, shifting customer shipment schedules and reprioritization of projects associated with organizational changes, the improvements made to-date partially removed the backlog of built-up demand. The procedures being put in place to remove the backlog of demand to improve the product release cycle are expected to improve operating performance on a quarter by quarter basis.

In addition, volumes for 2007 were $1.0 million below the Company’s expectations due to a decision of a non-sterile customer to reduce its supply chain inventory levels for 2007. The impact is expected to be a one-time reduction in volumes for these non-sterile products with volumes returning to historical levels thereafter.

As a result of the signing of its material manufacturing contract with JJC for non-sterile products, the Company’s non-sterile production areas continue to undergo significant activities to support product transfer requirements related to this manufacturing contract. Included in this segment’s revenues are approximately $2.6 million for 2007 in completed product transfer activities related to the Company’s new Johnson & Johnson Consumer contract.  See “New Johnson & Johnson Consumer Contract.”

Sterile products represented 70% of total contract manufacturing revenues for 2007 compared to 80% for the year ended December 31, 2006.

Product gross margin percentage decreased to 24% for the year compared to 36% for the same period of 2006. The decrease was driven by lower sterile volumes impacting margins through lower plant utilization and a lower percentage of sterile volumes as part of the overall product mix.

SG&A expenses for 2007 as compared to 2006 were flat as total severances costs of $1.6 million were offset by the revaluation of incentive awards based on current financial performance and cost savings related to head count reductions.

Depreciation and amortization for all of 2007 increased compared to the same period of 2006, due to completion in 2007 of the installation and implementation of a new warehouse management system which was part of the overall upgrade of the Company’s existing SAP platform and IT infrastructure.

Operating income for 2007 was $2.6 million compared to operating income of $13.0 million for the same period in 2006 due to lower sterile volumes and increased severance costs, partially offset by a revaluation of incentive awards.

New Johnson & Johnson Consumer Contract

During the third quarter of 2007, the Company announced it had expanded its existing contract manufacturing relationship with Johnson & Johnson Consumer and entered into a new definitive supply agreement to provide commercial manufacturing services for a broad portfolio of multiple non-sterile specialty semi-solid products currently marketed in the U.S.

The new multi-year contract runs to the end of 2013. It includes approximately two years of manufacturing site transfer and process validation activities followed by five years of commercial production, which is scheduled to begin in 2009. Commercial production is expected to generate incremental revenues in excess of $120 million over the five-year period of 2009 through 2013. The transfer of equipment and production technologies, which is in progress, is expected to generate additional cumulative revenues during 2007 and 2008 of approximately $6 to $8 million. The contract also contemplates optional extensions beyond 2013.

FDA Inspections

January 2007 Inspection

The Company announced it received a notification from the FDA that the Company’s manufacturing operations in Montreal, Quebec continue to maintain their classification as acceptable facilities following an extensive inspection by the FDA in January 2007 of all six production and quality systems for the contract manufacturing division.

October 2007 Inspection

The Company also received notification from the FDA that the Company’s manufacturing operations in Montreal, Quebec continue to maintain their classification as acceptable facilities following an extensive inspection by the FDA in October 2007.  The successful inspection was conducted primarily with regard to two products manufactured on behalf of clients in the DRAXIS Pharma sterile lyophilization (freeze-drying) production facility and in DRAXIS Health’s radiopharmaceutical business unit, DRAXIMAGE. There were no Form 483 Inspectional Observations issued during the FDA evaluation of DRAXIS’ systems.

Comparison of Years Ended December 31, 2006 and 2005

As stated in prior disclosures, beginning in March 2006, production run rates in the sterile area were back at levels expected for the contract manufacturing operations prior to the shutdown issues of late 2005, and actually exceeded previous normalized levels in part due to the contribution of the second lyophilization unit, which came on line in 2005. The impact of the extended shutdown in 2005 also negatively affected results for the fourth quarter of 2005. Since the shutdown for 2006 was completed in the third quarter of 2006 as planned, fourth quarter results for 2006 as compared to 2005 were significantly stronger.

For the year ended December 31, 2006, revenues increased by $10.0 million, or 18%, over 2005. The increase was due to increased commercial production of Hectorol® Injection for Genzyme growth in GSK volumes and increases in lyophilized product production.

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

Operating income for all of 2006 increased to $13.0 million (20% of revenues) compared to $6.4 million (12% of revenues) for 2005. The increase was driven by higher product sales and product gross margins, partially offset by higher SG&A expenses.

Corporate and Other
(in thousands of U.S. dollars) (U.S. GAAP)

	2007	2006	2005

Revenues
Product sales	$686	$295	$499
Intercompany eliminations	(2,756)	(2,989)	(1,543)
Royalty and licensing	2,668	2,124	3,134
Anipryl® deferred revenues	120	3,301	3,301
	$718	$2,731	$5,391

Product gross margin	88	(186)	(68)
SG&A	(7,063)	(8,558)	(6,439)
Depreciation and amortization	(355)	(337)	(393)
Operating loss	$(4,542)	$(3,656)	$(465)

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

Comparison of Years Ended December 31, 2007 and 2006

Revenues related to the corporate segment were $2.0 million lower for 2007 compared to 2006 due mainly to the termination of the amortization of the vast majority of Anipryl® deferred revenues on December 31, 2006. This was partially offset by the receipt of contingent milestone payments of $0.8 million from Shire in the first quarter of 2007.

Intercompany eliminations (related to the manufacture of lyophilized products by the contract manufacturing segment for the radiopharmaceutical segment) vary as the level of intercompany sales vary but do not impact segmented profitability.

Depreciation and amortization expense in this segment for 2007 was flat as compared to the same periods of 2006. Fluctuations are generally driven by changes to exchange rates.

SG&A expenses decreased $1.5 million for 2007 compared to 2006 due to the reduced costs related to employee short- and long-term incentive plans (including revaluation of the Deferred Share Unit Plan) which more than offset $0.7 million of severance costs in the fourth quarter of 2007.

Operating loss for this segment was $0.9 million greater for 2007 relative to the same period of 2006 as the decrease in Anipryl® deferred revenues was only partially offset by a reduction in corporate SG&A expenses.  Severances costs in SG&A expense as described above were more than offset by reduced costs related to employee short- and long-term incentive plans.

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

Depreciation and amortization expense in this segment in 2006 was relatively flat as compared to 2005 since the Company had fully amortized product rights related to the SpectroPharm® line in January 2005.

Operating loss for the year ended December 31, 2006 was $3.2 million higher than for 2005 due to the receipt of a contingent milestone payment of $0.9 million from Shire included in 2005 results, the inclusion of stock-based compensation costs in SG&A expenses, effective January 1, 2006, and increased incentive accruals for 2006.

Corporate Matters

Organizational Changes

In July 2007, the Company announced senior level organizational changes designed to further streamline the Company’s leadership and better reflect the core operating businesses in Montreal.  The Company recorded severance charges in the contract manufacturing segment of $0.6 million which impacted results by approximately 1 cent per share in the third quarter of 2007.  The Company continued to challenge its current organizational structure to reduce its overhead cost structure and additional severance provisions of $1.7 million (or approximately 3 cents per share) were taken in the fourth quarter of 2007.  The severance provisions include those related to the decision to close the Company’s Mississauga, Ontario office in the first quarter of 2008.

New CEO and COO

The Board of Directors of DRAXIS appointed Mr. Dan Brazier as the new President and Chief Executive Officer effective January 1, 2008.  In addition, the Board appointed Mr. Jean-Pierre Robert to the position of Chief Operating Officer of DRAXIS Health Inc., effective January 1, 2008.  Mr. Robert is also the President of DRAXIS Specialty Pharmaceuticals Inc. (“DSPI”).

On October 31, 2007, the Company had announced that Dr. Martin Barkin informed the Board of Directors that he would retire as the President and Chief Executive Officer of the Company effective December 31, 2007.  For the period of January 1, 2008 to January 9, 2009, he will act as a Special Advisor to the Board of the Company.

Normal Course Issuer Bids

On December 7, 2005, the Board of Directors of the Company authorized the repurchase for cancellation of up to 3,522,530 of its common shares through a Normal Course Issuer Bid, which represented 10% of the public float on December 6, 2005.  In accordance with the rules of the Toronto Stock Exchange (“TSX”), such purchases could begin on December 15, 2005 and end no later than December 14, 2006.

The Company received approval from the TSX on December 18, 2006 to renew its Normal Course Issuer Bid (the “2006 Issuer Bid”) until December 19, 2007.

No shares were purchased in 2006 in accordance with the 2006 Issuer Bid.  As at December 19, 2007, the date of the termination of the 2006 Issuer Bid, the Company had repurchased 130,100 common shares under the 2006 Issuer Bid.

DRAXIS has received approval from the TSX for its Normal Course Issuer Bid (the “2008 Issuer Bid”) to purchase up to 4,072,054 common shares, which represent approximately 10% of the 40,720,539 common shares in the public float as at January 14, 2008.

The 2008 Issuer Bid will end no later than January 20, 2009 or earlier if the Company purchases the maximum allowable number of common shares. All shares will be purchased through the facilities of the TSX and will be cancelled.  Subject to any block purchases made in accordance with the rules of the TSX, the Company is subject to a daily repurchase restriction of 23,084 common shares, which represents 25% of the average daily trading volume of the Company’s common shares for the six months ended December 31, 2007.

Any purchases made pursuant to the 2008 Issuer Bid will be made in accordance with the rules of the TSX and will be made at the market price of the common shares at the time of the acquisition.  As of March 18, 2008, the Company had not purchased any common shares under the 2008 Issuer Bid.

Permax® Litigation

On July 22, 2005, the Company announced that, together with other defendants, it had received a Statement of Claim filed before the Superior Court of Justice of Ontario wherein the plaintiff alleges that Permax®, a drug that the Company distributed in Canada for a third-party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling.” The plaintiff is seeking to have this action certified as a class action.  The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification.  Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, the Canadian pharmaceutical sales and marketing division of the Company. In July 2003, the Company completed the divestiture of the DRAXIS Pharmaceutica division to Shire. No provisions have been taken pursuant to this claim.

On February 29, 2008, the plaintiff served an Amended Statement of Claim and a Motion Record in support of the plaintiff’s motion for certification of this action as a class proceeding.  The defendants must file a response to plaintiff’s motion for certification by July 31, 2008.

Disclosure Controls and Procedures

As of December 31, 2006 and 2007, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109, pursuant to Canadian regulatory requirements and in Rule 13a-15(e) or 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

During 2006 and 2007, the Company completed an evaluation of the design of internal controls over financial reporting as required under Multilateral Instrument 52-109 and Rule 13a-15(e) or 15d-15(e) of the Exchange Act. Based on the results of the evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the internal controls over financial reporting are designed to provide reasonable assurance that the Company’s Consolidated Financial Statements for external purposes in accordance with U.S. GAAP are reliable.  See Item 15 — Controls and Procedures.

The Company has concluded that during the fiscal years ended December 31, 2007 and December 31, 2006, there were no changes made to internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Liquidity and Capital Resources
(in thousands of U.S. dollars) (U.S. GAAP)

Years ended December 31	2007	2006	2005

Cash and cash equivalents	$24,796	$21,446	$12,390
Restricted cash	$1,326	—	—
Non-financial working capital (net)(1)	$21,252	$21,247	$18,890
Total debt (current and long term)	—	—	—

Cash flows from operating activities	$12,551	$16,450	$9,717
Cash flows used in investing activities	$(13,394)	$(5,993)	$(4,380)

(1)	Excluding cash and cash equivalents, restricted cash, current portion of deferred revenues and customer deposits.

	Feb 29, 2008	2007	2006	2005

Common shares issued and outstanding	42,062,538	42,062,538	41,522,138	41,588,005
Warrants issued and outstanding(2)	—	—	—	1,526,718
Stock options outstanding	2,135,828	1,875,828	2,257,995	2,652,620
Outstanding options as a % of outstanding shares	5.1%	4.5%	5.4%	6.4%

(2)

Each whole warrant entitled the holder to acquire one common share at a price of CDN$8.50, subject to certain adjustments, any time prior to April 24, 2006. All warrants expired unexercised on April 24, 2006.

Cash and cash equivalents at December 31, 2007 totalled $24.8 million as compared with $21.4 million as at December 31, 2006.  The increase is attributable to the cumulative effect of cash earnings of the Company and proceeds from the exercise of stock options and customer financing, offset by capital expenditures. Cash and cash equivalents as of December 31, 2006 totalled $21.4 million as compared with $12.4 million as of December 31, 2005.  The increase was attributable to the increasing cash earnings of the Company and proceeds from the exercise of stock options, offset by capital expenditures and funds used to buy back the Company’s shares under the 2006 Issuer Bid.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds, which invest in high quality short-term securities.  All investments as of December 31, 2007 and 2006 had less than three months maturity.  As at December 31, 2007 and 2006, there were no restrictions on the flow of these funds nor have any of these funds been committed in any way.

For the year ended December 31, 2007, cash flows from operating activities were $12.6 million compared to $16.4 million for the same period of 2006.  The decrease was related to lower cash earnings in the contract manufacturing segment.

For the year ended December 31, 2006, net operating cash flows were $16.4 million compared to $9.7 million for 2005. The year-over-year increases in net operating cash flows have been driven by increased volumes in the Company’s two core businesses, partially offset by a higher investment in working capital.

The Company believes it has sufficient working capital to meet its present operational requirements.

Non-financial working capital, comprising accounts receivable, inventories, prepaid expenses, current deferred income tax assets, accounts payable and accrued liabilities, as at December 31, 2007 remained relatively unchanged compared to December 31, 2006 due to a significant reduction in outstanding receivables related to lower volumes for 2007, offset by increases in semi-finished and finished inventory levels in the contract manufacturing segment.

Non-financial working capital, comprising accounts receivable, inventories, prepaid expenses, current deferred income tax assets, accounts payable and accrued liabilities, as at December 31, 2006 increased compared to December 31, 2005 due mainly to increased receivable levels related to volume growth and timing of collection of receivables.

Capital expenditures during 2007 and the increase compared to 2006 are mainly attributable to the JJC supply agreement signed in the third quarter of 2007, information technology and SAP platform upgrades and a new warehouse management system.

Capital expenditures for the year ended December 31, 2006 are mainly attributable to expenditures to improve operating efficiencies in production areas and to increase manufacturing capacity and infrastructure upgrades, namely to the Company’s information technology and SAP platforms.

Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options generated $2.1 million for the year ended December 31, 2007 compared with $1.9 million and $1.6 million for 2006 and 2005 respectively.

During 2007, 130,100 shares were purchased under the 2006 Issuer Bid (which terminated on December 19, 2007) at a cost of $686,000.

The following table summarizes the Company’s major contractual cash obligations as of December 31, 2007:

Contractual Obligations

				Payment due by end of:
	Total	2008	2009	2010	2011	2012	Thereafter
Operating leases	3,955	399	595	570	566	566	1,259
Service contracts	1,339	591	358	193	124	60	13
Total contractual obligations	5,294	990	953	763	690	626	1,272

All contractual obligations related to 2007 and 2006 were fully paid as of December 31, 2007 and December 31, 2006, respectively.

In addition to the above, the Company may be obligated to make certain royalty payments based on related product sales and milestone payments based on the achievement of certain specified events.

The amount, timing and likelihood of these royalty payments are not determinable as they mainly relate to products being developed and not yet approved by the applicable regulatory authorities.

Bank Financing

The Company chose not to renew its credit facilities upon their scheduled expiration date in June 2007. The Company plans to explore new credit facility arrangements in conjunction with new business opportunities. The Company believes that its current cash position and cash flows are sufficient to achieve the Company’s business plans.

Customer Financing

During 2007, the Company received $1.6 million in U.S. dollar-denominated customer financing related to capital installation activities being performed to transfer in products to the contract manufacturing operations under the Company’s new contract with a major customer. The customer financing will be drawn down as commercial batches are produced under the contract. The customer financing will be secured by the specific capital installations made in preparation for this contract.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Party Transaction

The Company paid rent of $131,000 during 2007 (2006 - $127,000; 2005 - $123,000) to a company controlled by a member of the Board of Directors, related to the lease of its registered office location.

This transaction is in the normal course of operations and is measured at the exchange amount as agreed to by the parties based on market rates per square footage for similar space. The lease expired in May 2006, and lease payments continue on a monthly basis. The Company terminated the lease and will vacate the premise as part of the closing of the Mississauga office location in the first quarter of 2008.

SELECTED CONSOLIDATED ANNUAL INFORMATION

(in thousands of U.S. dollars, except share related data) (U.S. GAAP)

	2007	2006	2005

Revenues
Product sales	$76,072	$83,545	$72,989
Royalty and licensing	2,668	2,121	3,143
Anipryl® deferred revenues	120	3,301	3,301
	$78,860	$88,967	$79,433

Net income	$1,658	$11,547	$7,784

Basic earnings per share	$0.04	$0.28	$0.19

Diluted earnings per share	$0.04	$0.28	$0.18

Total assets	$127,934	$105,962	$95,820
Total long-term financial liabilities	$3,299	$990	$308

SUMMARY OF QUARTERLY RESULTS

(in thousands of U.S. dollars, except share related data) (U.S. GAAP)

	Q4, 2007	Q3, 2007	Q2, 2007	Q1, 2007	Q4, 2006	Q3, 2006	Q2, 2006	Q1, 2006

Revenues
Product sales	$20,024	$17,370	$19,048	$19,630	$23,106	$19,788	$23,003	$17,648
Royalty and licensing	433	558	359	1,318	465	617	437	603
Anipryl® deferred revenues	30	30	30	30	825	825	825	825
	$20,487	$17,958	$19,437	$20,978	$24,396	$21,230	$24,265	$19,076

Net (loss) income	$(551)	$(1,376)	$1,575	$2,010	$3,687	$2,604	$3,564	$1,692

Basic and diluted (loss) earnings per share	$(0.01)	$(0.03)	$0.04	$0.05	$0.09	$0.06	$0.09	$0.04

MAJOR TRENDS IN QUARTERLY NUMBERS

The quarterly numbers reflected in the table above reflect the significant trends described below. For more detailed explanations, please refer to management’s discussion and analysis of financial condition and results of operations (“MD&A”), filed on a quarterly basis on SEDAR and with the United States Securities and Exchange Commission on Form 6-K.  The MD&A for the quarter ended December 31, 2007 is incorporated herein by reference.

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

However, during the third quarter of 2005, the Company’s contract manufacturing operation extended its scheduled shutdown period at the beginning of the third quarter in the sterile area in order to correct an electrical panel failure and make associated repairs.  The decision to revalidate the entire sterile area following these repairs and to recalibrate production schedules had material financial implications that hindered third and fourth quarter results in 2005. Finalizing and executing production schedules in the fourth quarter of 2005 was further hindered by delays in receiving some component materials from suppliers. Production in contract manufacturing was ramping up towards normalized production levels by the end of the third quarter of 2005.  The overall effect of the extended shutdown was to negatively affect the Company’s key financial metrics over the second half of 2005 and offset the significant growth achieved over 2004 in the first half of 2005. The impact on product gross margins in the second half of 2005 was approximately 5%.  The peripheral impacts of the extended shutdown, specifically as it related to production scheduling, impacted overall results into February 2006.

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

During 2007, volumes were significantly impacted by a change in forecasted volumes by Genzyme, which resulted in an overall reduction in Hectorol® Injection volumes by $9 million (excluding currency fluctuations) compared to 2006 levels. The volume reductions resulted in a significant reduction in Hectorol® Injection volumes throughout 2007 with the largest impact being the third quarter of 2007. Volumes increased in the fourth quarter of 2007 over the third quarter of 2007, but did not return to the record levels of the fourth quarter of 2006. In addition, volumes under the GSK contract also decreased over 2006 levels due to a one-time increase in volumes over historical levels occurring in the fourth quarter of 2006.

Lower contract manufacturing margins were directly related to the reduced sterile volumes as described above. Sterile volumes are higher margined volumes compared to non-sterile volumes.

In the radiopharmaceutical segment, volumes have increased since the first quarter of 2003, relating to the introduction of Sodium Iodide I-131 to the U.S., and the primary driver for growth in 2005 remained the increasing penetration of Sodium Iodide I-131 in the U.S. Radioiodine sales (Sodium Iodide I-131) continued to drive sales growth in 2006 via increased U.S. market penetration, including the introduction of diagnostic capsules into the U.S. marketplace.

Volumes of radioactive products produced by the radiopharmaceutical operations were lower than expected during 2007 due to a decision by a customer to temporarily suspend production of a private label radioactive product (representing a loss of $350,000 in revenues per quarter). This decision began impacting results in the second half of 2007.

In addition, during the second quarter of 2007, Sodium Iodide I-131 sales were reduced due to the inability of its supplier to provide radioisotopes. An alternative supplier was found and approved as a result. However, due to an extended shutdown at one of the largest global suppliers of radioactive isotopes in December, overall demand for product was down in the fourth quarter. The extended shutdown was over by the end of 2007.

Overall, margins increased in 2006 over 2005 due to the decision in late 2005 to discontinue sales of brachytherapy products that diluted margins previously.

Margins decreased in 2007 due mainly due to a strengthening Canadian dollar, and to a lesser extent, the dilutive effect of including freight charges in both revenues and cost of goods sold beginning with the second quarter of 2007.

Substantially all revenues related to the amortization of previously received Anipryl® milestones terminated on December 31, 2006. The amortization of these deferred revenues previously resulted in non-cash revenues of $0.8 million per quarter, contributing approximately 7 cents per share per full year. The termination of this source of non-cash revenue and operating income has no effect on cash flows but affects quarter-over-quarter and year-over-year comparisons of operating results beginning with the first quarter of 2007 (see “Corporate and Other”).

Apart from the impact of foreign currency on the Company’s Canadian-denominated SG&A spending, SG&A spending increased in 2005 due to costs of process improvement initiatives commencing in the second quarter of 2005; one-time costs associated with the exit of the brachytherapy product line, which occurred in the fourth quarter of 2005; and severance costs in the fourth quarter of 2005.  Effective January 1, 2006, the Company included stock-based compensation costs in SG&A expenses as a non-cash item. This had the effect of lowering EPS by 0.5 cents for 2006 and 2007, relative to the preceding quarter (pre-2006). Fourth quarter 2006 results were impacted by accruals for long-term incentive plan awards based on the Company’s financial performance in 2005. During 2007, SG&A expenses were impacted relative to 2006 by lower incentive accruals related to both short- and long-term incentive programs. The Company incurred severance costs of approximately $0.6 million in the third quarter and $1.7 million in the fourth quarter of 2007.

Depreciation and amortization costs continue to rise over time. This reflects the capital expenditure programs implemented since 2002. This trend continued, specifically, as the second lyophilization unit was fully installed and validated in the first half of 2005.

Foreign exchange has impacted EPS by the strengthening Canadian dollar and its effect on the Company’s net monetary position held in U.S. dollars for 2007, resulting in a foreign exchange loss of $1.7 million during 2007 which mostly occurred during the second and third quarters of 2007. The Canadian dollar weakened late in 2006 resulting in a foreign exchange gain on U.S. dollar-denominated net monetary items.

Interest income has increased and become more significant as the Company eliminated debt levels at the end of 2004 and built up its interest bearing cash position since then.

The Company’s effective tax rate has been significantly below the statutory rate due to the level of research and development spending, giving rise to tax credits which reduce the overall tax provision of the Company. Specifically in 2005, the Company benefited from the recognition of the lower effective statutory tax rate attributable to milestone payments received and through withholding tax refunds received in the year, but not previously estimated to be recoverable, offset by changes to statutory tax rates resulting in one-time adjustments to the deferred income tax values. As expected, during 2006 and 2007 income taxes moved closer to statutory levels less the positive impact of tax credits received on R&D expenditures.

Net cash flow from operating activities continues to grow with the increased volumes, subject to the required investment in working capital to support the ramp-up in business.  Net operating flows tend to be higher in the latter half of a year as incentive awards, insurance payments and tax installments tend to be made early in a year.

Capital expenditures tend to rise during and after shutdown periods (usually in the third quarter) when most installation activities take place. Information technology and SAP spending to upgrade both platforms accelerated in the second half of 2006. Capital expenditure spending increased in 2007 due to the completion of information technology and SAP platform upgrades (including a new warehouse management system) during the first half of 2007. Spending during the second half of 2007 was largely related to preparation for the Company’s new business coming from the JJC contract.

OUTLOOK

The following section contains numerous forward-looking statements specifically pertaining to guidance. Management has included a narrative of the underlying factors and assumptions on which the forward-looking statements are based. While management believes that the basis for these forward-looking statements is reasonable, they are based on information currently available to management and, accordingly, actual results could differ materially from the forward-looking statements (see Forward-Looking Statements below for factors which could cause our results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements).

The Company’s ability to forecast revenue over shorter-term periods, especially quarterly targets, is very difficult and less accurate during periods in which significant changes are made to production schedules, whether due to production issues or changes to the size or timing of customer demand. While delays in receiving component parts are not unusual, when combined with production issues or customer timing changes, they can significantly impact revenues compared to forecasts for a given period. Furthermore, due to the complexity of sterile manufacturing and the rigours and demands of the quality testing and release process, anticipated shipment dates and the accompanying revenues can change from period to period based on the independent quality control process.  Accordingly, the Company does not plan to provide either specific quarterly guidance or revenue guidance.

Outlook and Guidance Intentions

Guidance targets for 2007, which were revaluated during the course of 2007, were not achieved as a result of the following factors:

•                  Subsequent to the second quarter of 2007, an ongoing assessment of the Company’s cost structure began with the appointment of Jean-Pierre Robert as President of DSPI, thereby responsible for the Company’s operating units. In addition, a parallel review of the Company’s corporate overhead structure was initiated to reduce overhead costs and eliminate redundancies Company-wide. This is related to the higher cost burden associated with these costs as a result of the stronger Canadian dollar, the upgrade of our SAP systems and overall plans to achieve greater efficiencies. During the course of 2007, the Company took severance cost provisions of $1.6 million in contract manufacturing and $0.7 million in its corporate segments as a result, including the decision to close its Mississauga office location in early 2008.

•                  During 2007, the strengthening of the Canadian dollar from CDN$1.165 per U.S. dollar as at December 31, 2006 to CDN$0.991 per U.S. dollar as at December 31, 2007 has resulted in foreign exchange losses for all of 2007 of approximately 3 cents per share, or $1.7 million. This foreign exchange loss resulted from the revaluation of U.S. dollar-denominated net monetary assets.

•                  Since the vast majority of the Company’s cost structure is in Canadian dollars and a larger portion of the Company’s revenue streams is denominated in U.S dollars, the strengthening of the Canadian dollar has a significant negative impact on the Company’s underlying gross profit margin and operating expenses. We estimate that the strengthening of the Canadian dollar has reduced operating profitability by approximately 3 to 4 cents per share on an annual basis relative to 2006.

•                  Volumes of radioactive products produced by the radiopharmaceutical operations were lower than expected for the second half of 2007 due to a decision by a customer to cease production of a private label radioactive product (which historically represented $350,000 in revenues per quarter), while the customer determines whether to continue to supply the market in the future pending possible formulation changes.

•                  During the course of 2007, two separate shortages for the supply of radioactive isotopes occurred which impacted the financial performance of the radiopharmaceutical segment. The first shortage resulted in the Company obtaining the approval of a secondary source of supply for the U.S. market. The second shortage created an industry-wide decrease in demand in late 2007 for radioactive procedures due to a short supply in the marketplace of radioisotopes as the key ingredient.

•                  Hectorol® production volumes in 2007 were $9 million lower than what they were in 2006 and significantly lower than what was originally forecasted for 2007. It is our understanding that these volumes may still vary materially either positively or negatively in future quarters as a result of continued uncertainty in customer demand.  The lower than expected volumes from Genzyme have offset the positive impact of increased volumes related to new business activities taking place during 2007 within our contract manufacturing division.  We believe that the trend is for Hectorol® volumes to ultimately be phased out during 2009. We also anticipate quarterly fluctuations in volume which may not be predictable.

The contract manufacturing segment began to implement procedures, including organizational changes, to reduce production delays that have in the past resulted in shipments not being released in a timely manner, impacting quarterly results for most of 2007.

While short-term financial performance for 2007 was below the Company’s expectations, the Company did achieve significant key milestones consistent with the sources of future growth for the Company in future years.

Guidance for Future Years

The Company expects progressively improving financial results during 2008 compared to 2007 as a result of increased demand through new business opportunities, product introductions and additional contracts. This is expected to result in continuing year-over-year growth in revenues, operating income, and cash flows going forward, starting from a base in 2008. Net earnings per share for 2008 are expected to increase significantly over 2007.  However, the extent to which the Company can reasonably predict the financial performance for 2008 is limited due to variables outside of the control of the Company. Accordingly, the Company does not plan to provide specific quantitative guidance given the anticipated period of expansion and significant growth that is expected to be accompanied by periods of increased forecast variability due to several factors, including the following:

•                  The timing and ramping-up of commercial production of non-sterile products under the new contract with Johnson & Johnson Consumer will be influenced by both the product transfer process and the receipt of manufacturing site transfer approvals from appropriate regulatory agencies.

•                  We do expect revenue growth associated with product transfer activities for 2008 but, while such activities will generate positive margins, the margin percentage is expected to be dilutive to overall margins as we hire and train new personnel in anticipation of the commercial phase of the contract.

•                  Several potential new business opportunities have been identified as a result of increased marketing and outreach activities initiated during 2007. However the rate of conversion of such opportunities to new business contracts over the next several quarters has introduced increased forecasting variability.

•                  The timing and extent of radiopharmaceutical product introductions to European markets is highly dependent on receiving timely regulatory approvals, although additional approvals are expected during 2008, in several different countries.  The Company is actively working to establish one or more appropriate marketing and distribution partnerships, which will influence the rate at which product sales will grow in the European Union markets.

•                  Revenue and earnings from the potential introduction of DRAXIMAGE® Sestamibi will depend on several factors including regulatory approvals, competitive activity, manufacturing execution, marketing and distribution partnerships, and market acceptance following product launch.  This is expected to be a significant product for the Company and the variability around its introduction alone is expected to impact the accuracy of future forecasts for 2008 and 2009.

•                  The potential introduction of the MOLY-FILL™ Technetium Generator is expected to be a significant event given the limited product offerings currently available, and the forecast variability associated with this product is highly dependent on somewhat unpredictable factors including regulatory approvals, marketing and/or distribution agreements, pricing strategies and market penetration rates.

The Company will provide updates to the extent possible as these opportunities evolve and if possible quantify the potential impact of each factor as they become more transparent as to timing and quantum.

Other

The Board of Directors believes that the Company’s shares trade, from time to time, well below their real value and that the trading price of the common shares does not reflect the potential inherent value in the Company’s core competencies.  Accordingly, as mentioned above under “Corporate Matters”, the Board of Directors in January 2008 authorized the 2008 Issuer Bid and will continue to consider other strategies to enhance the trading value of its common shares.

ACCOUNTING MATTERS

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations are based upon the Company’s Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of Consolidated Financial Statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates.

A summary of the significant accounting policies and methods used by the Company in the preparation of its Consolidated Financial Statements is included in Notes 2 and 3 to the 2007 audited Consolidated Financial Statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its Consolidated Financial Statements.

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

Deferred Tax Assets

Realization of the net deferred tax assets is dependent on the Company’s ability to generate sufficient taxable income in certain tax jurisdictions. Management believes that it is more likely than not that the assets will be realized, based on forecasted income.  On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted or valuation allowances are still required. The Company has taken valuation allowances related to tax loss carryforwards in jurisdictions where taxable income is no longer generated, it is not likely to generate sufficient taxable income in Canada to utilize Canadian tax loss carryforwards prior to expiry, and filing positions taken with taxation authorities are subject to review. Changes to estimates of future taxable income, the completion of reviews by taxation authorities and the ability to execute on tax-planning opportunities can significantly affect the amount of valuation allowances.

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

Foreign Exchange Risk

The Company’s reporting currency is U.S. dollars. The functional currency for its Canadian operations - which include the radiopharmaceutical segment, the contract manufacturing segment and royalties and milestones related to product rights sold to Shire - is the Canadian dollar. Accordingly, the Company’s foreign exchange exposure for accounting purposes mainly relates to U.S.-denominated monetary assets of these operations. The Company currently does not actively hedge this exposure, but reduces the exposure by maintaining the minimum level of U.S.-denominated cash available to meet its short-term cash requirements.

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standard Board (“FASB”) issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  The Company was required to adopt the provisions of SFAS No. 159, effective January 1, 2008.  The Company does not anticipate that the election, if any, of this fair-value option will have a material effect on the Consolidated Financial Statements.

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements.  This statement provides guidance for using fair value to measure assets and liabilities.  It also responds to investors’ request for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings.  SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. The Company was required to adopt the provisions of SFAS No. 157 effective January 1, 2008.  The Company does not believe that its adoption will have a material impact on the Company’s Consolidated Financial Statements.

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation.  These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “continue”, “plan”, “intend”, “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  Those related to discussions involving a potential transaction that could lead to a sale of the Company;

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

•                  factors described under “Outlook” above; and

•                  the risks described in Item 3. Key Information - Risk Factors in this Annual Report.

For additional information with respect to certain of these and other factors, and relating to the Company generally, reference is made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this document represent the Company’s expectations as at March 31, 2008.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 6.           Directors, Senior Management and Employees

The following is a list of the current directors and senior officers of the Company, their province or state of residence, their current position with the Company and their principal business activities outside the Company:

Leslie L. Dan	Ontario, Canada	Director
Director since December 10, 1993.

Mr. Dan is Chairman of Novopharm Limited, one of Canada’s leading pharmaceutical companies and Chairman of Viventia Biotech Inc.  Prior to April 5, 2000, Mr. Dan was Chairman and Chief Executive Officer of Novopharm Limited.  Until July 2007, he was also a member of the Board of Directors of Teva Pharmaceutical Industries Limited (NASDAQ: TEVA).

George M. Darnell	Florida, United States	Director
Director since November 26, 1996.

Mr. Darnell is the retired President of the Dade Division and the retired Executive Vice President of the Baxter Diagnostics Group of Baxter International.  He has over 35 years of U.S. and international experience in the diagnostic industry.

Rolf H. Henel	New Jersey, United States	Director
Director since August 14, 2002.

Mr. Henel is the retired President of Cyanamid International, Lederle Division.  He currently serves as an advisor to the healthcare industry and is a partner in Naimark & Associates, a healthcare consulting firm.  He is also a director and Chairman of the Compensation and Nominating and Corporate Governance Committees of SciClone Pharmaceuticals, Inc. (NASDAQ: SCLN).

Brian M. King*	Ontario, Canada	Chairman and Director
Director since May 26, 1994.

* Mr. Brian King will not seek re-election as a director at our next annual shareholders meeting.

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
Director since August 14, 2002.

Mr. Simpson served as the President of the Genpharm division of E Merck, the President and CEO of Medeva Pharmaceuticals in the United States and in senior management positions at Fisons Corporation.  He currently heads a private consulting firm, B.W. Simpson & Associates, specializing in marketing and business development within the healthcare industry and is a director and member of the Compensation Committee of Hi-Tech Pharmacal Co., Inc. (NASDAQ: HITK).

John A. Vivash	Ontario, Canada	Director
Director since November 17, 1998.

Mr. Vivash was formerly President and Chief Executive Officer of CIBC Securities Inc., Fidelity Investments Canada Limited and Manulife Securities International Ltd.  He currently serves as President and Chief Executive Officer of Tesseract Financial Inc., a financial services consultancy, and director and Chairman of the Governance and Nominating Committee of Cangene Corporation (TSX: CNJ).  He is also Vice-Chair of the Ontario College of Art and Design Foundation and a member of the Board of Directors, the Audit Committee and the Conduct Review Committee of State Street Trust Company Canada.

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
Officer since August 1998.

Mr. Brazier, Hon. B. Comm., joined DRAXIS in August 1998 as President of SpectroPharm Dermatology, in October 2005, he was appointed as Chief Operating Officer, and, since January 1, 2008, holds the position of President and Chief Executive Officer.  Prior to July 1, 2003, Mr. Brazier served as President of DRAXIS Pharmaceutica.  Prior to joining the Company, Mr. Brazier was the Director of Skin Care at Allergan Inc.  Mr. Brazier also held positions in Marketing Management and Sales Management in his 10 years with Allergan.  From 1980-1989, Mr. Brazier held Marketing and Sales positions with Bausch & Lomb, Stafford Foods and Canada Packers. Mr. Brazier holds an Honors B. Comm., majoring in Marketing and Finance.

Jean-Pierre Robert	Québec, Canada	Officer
Officer since May 2005.

Mr. Robert, B.Sc., is Chief Operating Officer and President of DRAXIS Specialty Pharmaceuticals Inc. Prior to joining DRAXIS, he served as Vice President and General Manager of Tyco Healthcare (Canada), overseeing domestic and export operations, following its acquisition of Mallinckrodt (Canada), where he held the same position. Most recently, Mr. Robert was President and CEO of an emerging Canadian biopharmaceutical company. He has extensive healthcare industry experience including executive, general management, marketing and sales roles involving diagnostic, pharmaceutical, chemical and laboratory products with Mallinckrodt, Fisher Scientific, Hoechst and Bayer. He holds a B.Sc. and was a member of the Canadian Society of Nuclear Medicine.

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
Officer since November 2003.

Ms. Gualtieri joined the Company in November 2003 as General Counsel and Secretary.  Prior to joining the Company, she was a partner in the Corporate Finance Mergers & Acquisitions group of McCarthy Tétrault LLP in Montréal, Québec, one of Canada’s largest law firms.  Between March 1996 and August 1999, Ms. Gualtieri was legal counsel at Fonds de Solidarité des Travailleurs du Québec (F.T.Q.), Canada’s largest labor-sponsored venture capital fund.  Ms. Gualtieri earned her BCL and LLB law degrees at McGill University in 1987 and was admitted to the Bar of the Province of Québec in 1988.

According to our By-laws, terms of office as director are for one year or until the next Annual Meeting of the Shareholders and subsequent Meeting of the Board of Directors, respectively.

There is no family relationship between any of the executive officers.  There is no arrangement or understanding with any person pursuant to which any director or officer referred to above was selected as a director or member of senior management.  Officers of the Company serve at the pleasure of the Board of Directors.

Summary Compensation Table

The following table sets forth all compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2007, 2006, and 2005 in respect of each of the individuals who were, at December 31, 2007, the Chief Executive Officer, the Chief Financial Officer, and each of the Company’s three most highly compensated executive officers other than the CEO and CFO and who received salary and bonus in excess of $150,000 in the 2007 fiscal year (the “Named Executive Officers”).

			Annual Compensation							Long Term Compensation
			Salary		Bonus			Other Annual Compen-sation(1)		Long Term Compens-ation Awards	LTIP Payouts	All Other Compen-sation
Name & Principal Position	Year		Cash (CDN$)	DSU Election (2) (CDN$)	Cash (CDN$)	DSU Election (2) (CDN$)		(CDN$)		Securities Under Options Granted (# of common shares)	(CDN$)	(CDN$)
Martin Barkin, MD (3)	2007		493,750	nil	nil	nil		22,889	(4)	50,000	nil	480,375	(5)
President & Chief	2006		468,750	nil	219,633	nil		25,053		50,000	nil	156,873	(6)
Executive Officer	2005		450,000	nil	91,432	nil		23,355		50,000	nil	1,611,000	(7)

Mark Oleksiw	2007		268,750	nil	nil	nil		11,208		55,000	nil	33,259	(8)
Chief Financial	2006		232,500	nil	87,150	nil		12,391		25,000	nil	nil
Officer	2005		225,000	nil	37,587	nil		11,150		25,000	nil	nil

Dan Brazier(9)	2007		365,000	nil	nil	nil		14,994		55,000	nil	139,600	(10)
Chief Operating	2006		320,000	nil	122,957	100,000	(11)	15,694		25,000	nil	nil
Officer	2005		290,000	nil	48,333	nil		13,666		75,000	nil	61,475	(12)

Jean-Pierre Robert(13)	2007		341,042	nil	nil	nil		13,981		25,000	nil	29,999	(14)
President, DRAXIS	2006		296,250	nil	101,929	nil		10,409		25,000	nil	nil
Specialty	2005	(15)	183,606	nil	45,206	nil		594		100,000	nil	nil
Pharmaceuticals Inc.

Alida Gualtieri	2007		230,000	nil	nil	nil		9,586		45,000	nil	102,325	(16)
General Counsel &	2006		197,500	nil	56,080	nil		10,442		15,000	nil	nil
Secretary	2005		190,000	nil	18,236	6,079		9,627		15,000	nil	nil

(1)             Other Annual Compensation” includes payment of insurance premiums and a payment equal to 5% of the Named Executive Officers’ base salary from the period of 2007 (for Registered Retirement Savings Plan purposes in accordance with the terms of their employment with the Company (the “RRSP payment”)). For the period of January 1st, 2006 to April 30th, 2006, the RRSP payment was equal to 5% of the Named Executive Officers’ base salary. For the period from May 1st, 2006 to December 31, 2006, the RRSP payment was equal to 4% of the Named Executive Officers’ base salary. For the year 2005, the RRSP payment equalled 5% of the Named Executive Officers base salary.

(2)             Amounts in these columns relate to the portions of salary and bonus elected to be received in the form of Deferred Share Units (“DSUs”) and are in addition to the cash amounts specified. See “Incentive Plans — Deferred Share Unit Plan”.

(3)             Effective December 31, 2007, Dr. Barkin resigned as President and Chief Executive Officer as well as director of the Company. Dr. Barkin is employed as a Special Advisor to the Board for the period from January 1, 2008 to January 9, 2009 at a fixed salary for the term of the employment of CDN$250,000.

(4)             This includes club fees of $2,025.

(5)             Dr. Barkin realized an aggregate value of $480,375 from the exercise of 225,000 options in 2007. This value is included in income for tax purposes.

(6)             Dr. Barkin realized an aggregate value of $156,873 from the exercise of 130,125 options in 2006. This value is included in income for tax purposes.

(7)             Dr. Barkin realized an aggregate value of $1,291,000 from the exercise of 400,000 options in 2005. This value is included in income for tax purposes. In addition, $320,000 was paid by the Company in connection with his Retirement Compensation Agreement.

(8)             Mr. Oleksiw realized an aggregate value of $33,259 from the exercise of 13,333 options in 2007. This value is included in income for tax purposes.

(9)             Mr. Brazier joined the Company in August 1998 as President of SpectroPharm Dermatology. In October 2005, he was appointed as Chief Operating Officer of the Company, and on January 1, 2008, he was appointed President and Chief Executive Officer.

(10)        Mr. Brazier realized an aggregate value of $139,600 from the exercise of 35,000 options in 2007. This value is included in income for tax purposes.

(11)        Mr. Brazier elected to receive his 2005 special bonus of an amount of $100,000 in DSUs.

(12)        Mr. Brazier realized an aggregate value of $61,475 from the exercise of 15,000 options in 2005. This value is included in income for tax purposes.

(13)        On July 20, 2007, Mr. Robert was appointed President of DRAXIS Specialty Pharmaceuticals Inc. On January 1, 2008, Mr. Robert was appointed Chief Operating Officer of the Company. He retained his title of President of DRAXIS Specialty Pharmaceuticals Inc.

(14)        Mr. Robert realized an aggregate value of $29,999 from the exercise of 16,666 options in 2007. This value is included in income for tax purposes.

(15)        Mr. Robert joined the Company as President of DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc., on May 9, 2005.

(16)        Ms. Gualtieri realized an aggregate value of $102,325 from the exercise of 25,000 options in 2007. This value is included in income for tax purposes.

Incentive Plans

Philosophy

The Company’s philosophy is to link employee compensation to the success of the Company and to emphasize “at risk” employee compensation.

The Company has implemented the following plans in an effort to achieve “at risk” employee compensation: Stock Option Plan, Deferred Share Unit Plan, Employee Group Registered Retirement Savings Plan and Non-Executive Long Term Incentive Plan.  The Company does not provide any form of pension retirement or similar benefits.  The Company does not set aside, accrue or determine the amount of its costs that is attributable to senior management.

2006 Stock Option Plan

Intention and Participant - This plan was approved by the shareholders of the Company on May 18, 2006 and the shareholders approved certain amendments to this plan on May 17, 2007 to assist and encourage directors, officers and employees of the Company and its subsidiaries to work towards and participate in the growth and development of the Company and its subsidiaries by providing such persons with the opportunity, through stock options, to acquire an ownership interest in the Company.  A copy of the amended plan is filed as Exhibit 4.63 to this Annual Report (Form 20-F).

Maximum Common Shares Issuable - The shareholders authorized, at the Company’s annual meeting on May 18, 2006, the issuance of up to 1,500,000 common shares under this plan.  As at March 18, 2008, 655,000 options have been granted and are outstanding under this plan, representing 1.6% of the Company’s issued and outstanding common shares as at March 18, 2008.  As at March 18, 2008, 845,000 common shares remain reserved for further option grants, representing 2.0% of the Company’s issued and outstanding common shares as at such date.  The maximum number of common shares that may be reserved for issuance to insiders pursuant to options granted under the plan and any other share compensation arrangement is 10% of the number of common shares outstanding and the maximum number of common shares that may be issued to insiders within one year period is 10% of the number of common shares outstanding.  The number of shares reserved for issuance to any one person, including insiders, pursuant to options granted in accordance with the plan or otherwise cannot exceed 5% of the outstanding common shares of the Company.

Determination of Number, Price and Term of Options - The Board of Directors determines the price per common share, the number of options for common shares which may be allotted to each designated director, officer or employee, the period in which any option may be exercised and all the terms and conditions of the option in accordance with the applicable requirements of any regulatory authority or stock exchange.  The exercise price of common shares subject to an option will be determined by the Board at the time of grant and will not be less than the market price of the common shares at the Grant Date, calculated as the closing price of a board lot of the common shares on The Toronto Stock Exchange on the last trading day immediately preceding the Grant Date or, if the common shares did not trade on such last trading day, the average, rounded up to the nearest cent, of the bid and ask prices for a board lot of the common shares at the close of trading on such last trading day.

Dilution Guideline - The Company has an established guideline limiting the aggregate number of common shares that can be issued at any point in time through the exercise of options to 13% of the

Company’s outstanding common shares.  As at March 18, 2008, the number of common shares so issuable under the 2006 Stock Option Plan and the Stock Option Plan of DRAXIS Health Inc. represented 5.1% of the Company’s outstanding common shares.

Vesting - The period during which any option may be exercised is determined by the Board of Directors at the time at which the option is granted and shall be no later than ten years from the grant date.

Assignability - Options are non-assignable and non-transferable.

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

Amendment of plan - Except as set forth below, the Board of Directors may amend, suspend or terminate the 2006 Stock Option Plan at any time in accordance with applicable legislation without obtaining the approval of the shareholders.  Any amendment to any provision of the Plan will be subject to any required regulatory or shareholder approval.  The Company is required to obtain the approval of the shareholders of the Company for any amendment in relation to: (i) the maximum number of shares reserved for issuance under the Plan (and under any other share compensation arrangements of the Company); (ii) a reduction in the exercise price for options; (iii) an extension to the term of options held; (iv) the increase in the 10% limits on grants to insider set out in Section 3.04(1) of the Plan and any shareholder approval required in respect of an amendment to increase such limits shall exclude the votes attaching to the common shares, if any, held by optionholders who are insiders.

Grant of Options - In 2007, 420,000 options were awarded under the 2006 Stock Option Plan.  Between January 1, 2008 and March 18, 2008, 260,000 options were awarded under the 2006 Stock Option Plan.

Stock Option Plan of DRAXIS Health Inc.

Options Available for Future Grants - No additional options are available for issuance under this plan since the 2006 Stock Option Plan was adopted on May 18, 2006.

Intention and Participants - This plan was approved by shareholders on February 3, 1988 and amended on June 27, 2001 to permit the Board of Directors to grant options to purchase common shares to directors, officers, employees and arm’s length consultants of the Company and its subsidiaries so as to link corporate compensation to enhanced shareholder value.  Amendments to this plan were approved by the shareholders of the Company on May 17, 2007.  A copy of the amended plan is filed as Exhibit 4.64 to this Annual Report (Form 20-F).

Maximum Common Shares Issuable - In 2001, the shareholders authorized, at the Company’s annual and special meeting, the issuance of up to 7,500,000 common shares under this plan.  As at March 18, 2008, 1,470,828 options have been granted and are outstanding under this plan and the same number of shares remain reserved for issuance, representing 3.5% of the Company’s issued and outstanding common shares as at that date.  The number of shares reserved for issuance to any one person, including insiders, pursuant to options granted in accordance with the plan or otherwise cannot exceed 5% of the outstanding common shares of the Company.  No additional options are available for granting under this Plan since the 2006 Stock Option Plan was adopted on May 18, 2006.

Determination of Number, Price and Term of Options - The Board of Directors determined the price per common share, the number of options for common shares which may be allotted to each designated director, officer, employee or arm’s length consultant, the period in which any option could be exercised and all the terms and conditions of the option in accordance with the applicable requirements of any regulatory authority or stock exchange.  No additional options are available for granting under this Plan since the 2006 Stock Option Plan was adopted on May 18, 2006.

Dilution Guideline - The Company established a guideline limiting the aggregate number of common shares that can be issued at any point in time through the exercise of options to 13% of the Company’s outstanding common shares. As at March 18, 2008, the number of common shares so issuable was 3.5% of the Company’s outstanding common shares.

Vesting - The period during which any option could be exercised was determined by the Board of Directors at the time at which the option was granted and is no later than ten years from the grant date.

Assignability - Options are non-assignable and non-transferable.

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

Amendment of Plan - Except as set forth below, the Board of Directors may amend, suspend or terminate the Stock Option Plan of DRAXIS Health Inc. at any time, in accordance with applicable legislation without obtaining the approval of the shareholders.  Any amendment to any provision of the Plan will be subject to any required regulatory or shareholder approval.  The Company is required to obtain the approval of the shareholders of the Company for any amendment in relation to: (i) the maximum number of shares reserved for issuance under the Plan (and under any other share compensation arrangements of the Company); (ii) a reduction in the exercise price for options; and (iii) an extension to the term of options.

Aggregate Option Grants to Named Executive Officers - As of May 18, 2006, no options have been awarded under this Plan and no further options shall be awarded under this Plan.

The following table sets forth all of the options of the Company granted during the financial year ended December 31, 2007:

Name	Securities Under Options Granted (#)(1)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price (CDN$/Security)(2)	Market Value of Securities Underlying Options on the Date of Grant (CDN$/Security)	Expiration Date
Martin Barkin, MD President & Chief Executive Officer(3)	50,000	11.9	CDN $5.62	CDN $5.62	December 31, 2011
Mark Oleksiw Chief Financial Officer	25,000 30,000	13.1	CDN $5.62 CDN $5.93	CDN $5.62 CDN $5.93	December 31, 2011 February 11, 2012
Dan Brazier Chief Operating Officer(3)	25,000 30,000	13.1	CDN $5.62 CDN $5.93	CDN $5.62 CDN $5.93	December 31, 2011 February 11, 2012
Jean-Pierre Robert President, DSPI(3)	25,000	6.0	CDN $5.62	CDN $5.62	December 31, 2011
Alida Gualtieri General Counsel & Secretary	15,000 30,000	10.7	CDN $5.62 CDN $5.93	CDN $5.62 CDN $5.93	December 31, 2011 February 11, 2012

(1) All of the above options have a three year vesting period with one-third of the options vesting in each of the three years from the date of grant. All options were granted in accordance with the 2006 Stock Option Plan.  The Board allowed Dr. Barkin to keep all issued and outstanding options as at December 31, 2007 to their normal date of maturity and in accordance with their vesting schedule as set forth in the option grants of said options.

(2) The Exercise Price of the options was determined by the Board of Directors in accordance with the provisions of the 2006 Stock Option Plan.

(3) On October 31, 2007, the Company announced that Dr. Barkin was resigning as President and CEO of the Company effective December 31, 2007.  On January 8, 2008, the Company announced that Mr. Dan Brazier was appointed President and CEO and Mr. Jean-Pierre Robert was appointed Chief Operating Officer of the Company effective January 1, 2008.

The following table sets forth individual exercises of options by the Named Executive Officers during the financial year ended December 31, 2007 and the financial year-end value of unexercised options:

Name	Securities Acquired on Exercise	Aggregate Value (CDN$) Realized	Unexercised Options at December 31, 2007 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at December 31, 2007 (CDN$) Exercisable/ Unexercisable
Martin Barkin, MD President & Chief Executive Officer*	225,000	480,375	100,000 / 50,000	nil / nil
Mark Oleksiw Chief Financial Officer	13,333	33,259	50,000 / 155,000	nil / 171,000
Dan Brazier Chief Operating Officer	35,000	139,600	150,000 / 205,000	nil / 171,000
Jean-Pierre Robert President, DRAXIMAGE division	16,666	29,999	25,001 / 108,333	nil / nil
Alida Gualtieri General Counsel & Secretary	25,000	102,325	30,000 / 45,000	nil / nil

* On October 31, 2007, the Company announced that Dr. Barkin was resigning as President and CEO of the Company effective December 31, 2007.  On January 8, 2008, the Company announced that Mr. Dan Brazier was appointed President and CEO and that Mr. Jean-Pierre Robert was appointed Chief Operating Officer of the Company effective January 1, 2008.

Deferred Share Unit Plan

Intention - This Plan was adopted in January 2000 and, in December 2007, the Board of Directors approved certain amendments to this Plan to further align the interests of senior management with those of shareholders by increasing management shareholdings at minimal cost to the Company. The amendments were of an administrative nature and to clarify the application of the Plan in accordance with Interpretation Bulletin IT-337R4 of Revenue Canada. A copy of the amended Deferred Share Unit Plan is filed as Exhibit 4.65.

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

Participants - Members of senior management of the Company designated by the Human Resources and Compensation Committee.

Redemption of Deferred Share Units - Participants are not entitled to receive any Deferred Share Units until cessation of employment with the Company for any reason or their death (the “Redemption Date”).  The redemption value of each Deferred Share Unit, redeemable by the participant, is the average of the daily high and low board lot trading prices of the common shares of the Company on the Toronto Stock Exchange or NASDAQ Stock Exchange on each of the five trading days prior to the Redemption Date.  The Deferred Share Units must be redeemed no later than the end of the first calendar year commencing after the Redemption Date.

Named Executive Officer Elections for 2005, 2006, 2007 and 2008 - The following table summarizes the elections under this Plan by Named Executive Officers for the last four fiscal year of the Company:

	Deferred Share Unit Elections
	2005				2006				2007				2008
	Salary		Bonus		Salary		Bonus		Salary		Bonus		Salary		Bonus
	%	$	%	$ (CDN)%		$	%	$	%	$	%	$	%	$	%	$
Martin Barkin(1)	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil
Dan Brazier(2)	nil	nil	67	100,000	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil
Alida Gualtieri(3)	nil	nil	25	6,079	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil
Jean-Pierre Robert	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil
Mark Oleksiw	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil

(1)                                     As at March 18, 2008, Dr. Barkin had a total of 186,560 Deferred Share Units and the value of his interest in this plan at said date was CDN$891,757.

(2)                                     As at March 18, 2008, Mr. Brazier had a total of 19,802 Deferred Share Units and the value of his interest in this plan at said date was CDN$94,654.

(3)            As at March 18, 2008, Ms. Gualtieri had a total of 1,020 Deferred Share Units and the value of her interest in this plan at said date was CDN$4,876.

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

Commencement Date — The plan commenced on January 1, 2002, but employee matching contributions were not required until 2006.  In 2006 and 2007, matching contributions were required.

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

Mechanism — The maximum plan award for any two-year cycle is established by the Board of Directors at the beginning of each cycle and is a percentage of a participant’s average annual base salary for the cycle.  A portion of the maximum plan award is determined based on the Company’s cumulative earnings per share (“EPS”) target for the cycle (“Financial Portion”) and a portion of the maximum plan award is determined based on the performance of the individual participant during the cycle (“Performance Portion”).  The maximum percentage of the plan award comprised of the Financial Portion and the maximum percentage of the plan award comprised of the Performance Portion are identical for all participants within each cycle and are established by the Board of Directors.  The portion of the maximum potential Financial Portion and the maximum potential Performance Portion that a participant will be awarded depends upon the EPS achieved during the cycle and whether the participant has achieved his or her performance objectives, respectively.  The plan is administered by the President and Chief Executive Officer of the Company under the supervision of the Board of Directors.  All plan awards are paid in cash within 90 days of the end of a cycle.  The first two-year cycle for this plan terminated on December 31, 2007.  There were no payments made in accordance with this plan for said cycle.

Participants — Members of senior management of the Company who are full time employees may be selected to participate in the plan.  Members of the Executive Committee and those senior managers of the Company who participate in an established incentive or participation plan of the Company are excluded from participating in this plan.  None of the Named Executive Officers may participate in the plan.

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

Participants — Selected members of senior management of DRAXIMAGE as designated by the Company.  Mr. Jean-Pierre Robert participates in this plan but received no award under the plan in 2007.

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

Participants — Selected members of senior management of DRAXIS Pharma as designated by the Company.  The Company made no payments under this plan to the Named Executive Officers in 2007 but payments were made in 2007 to two participants who are not Named Executive Officers.

Compensation of Directors

The compensation of the Board of Directors has not changed since January 1, 2005 at which time the Company used a third-party survey related to Board compensation in Canada to determine what payments should be made to the Board of Directors.  Directors who are employees of the Company do not receive any compensation in their capacity as directors. During the 2007 year, each director, other than Dr. Martin Barkin* and the Chairman, received an annual honorarium of CDN$17,500 plus a meeting fee of CDN$1,500 for each Board of Directors and Committee meeting attended, including the meetings attended via teleconference.  Related travel and out-of-pocket expenses to attend Board and Committee meetings were also reimbursed to each director.  The members of the Special Committee created in May 2006 received compensation of CDN$1,500 for each meeting they attended, including the meetings attended via teleconference and each received a retainer fee of CDN$10,000 (CDN$15,000 for the

* Dr. Martin Barkin resigned as a director effective December 31, 2007.

Chairman).  In addition, the Chairs of each of the Human Resources and Compensation Committee and the Nominating and Corporate Governance Committee received an annual retainer of CDN$5,000.  The Chairman of the Audit Committee received an annual retainer of CDN$10,000.  For the year ended December 31, 2007, in addition to the retainer of CDN$5,000 received as Chairman of the Human Resources and Compensation Committee, Mr. Brian King received CDN$95,000 as non-executive Chairman of the Board of Directors, CDN$15,000 as the Chairman for the Special Committee and CDN$12,000 for attending meetings of the Special Committee.  He did not otherwise receive meeting fees as a director.

The following table sets forth the total compensation paid in Canadian dollars to each director in the year ended December 31, 2007.  Martin Barkin, as an employee of the Company, did not receive any compensation in his capacity as a director.

	Leslie Dan	George Darnell (1,2)	Rolf Henel (1,2)	Brian King (3,4,5)	Sam Sarick (1,4)	Bruce Simpson (1,3,4)	John Vivash (2,3,4)
Annual Retainer	$ 17,500	$17,500	$17,500	$95,000	$17,500	$17,500	$17,500
Chairman Retainer	—	—	—	$5,000	$10,000	—	$5,000
Committee Retainer	—	$5,000	$5,000	$15,000	$15,000	$7,500	$10,000
Committee meetings	—	$15,00	$15,000	$12,000	$16,500	$24,000	$30,000
Board meetings	$ 16,500	$16,500	$16,500	—	$16,500	$18,000	$18,000
TOTAL	$ 34,000	$54,000	$54,000	$127,000	$75,500	$67,000	$80,500
Options	15,000	15,000	15,000	20,000	15,000	15,000	15,000

(1)	Member of the Audit Committee.
(2)	Member of the Nominating and Corporate Governance Committee.
(3)	Member of the Human Resources and Compensation Committee.
(4)	Member of the Special Committee created in May 2006. Mr. Bruce Simpson became a member of this Committee on October 31, 2007.
(5)	Mr. Brian King will not be seeking re-election as a director and a substitute member will have to be elected for each Committee in which he participated.

Each of the directors (excluding the President and Chief Executive Officer) is awarded 15,000 options as partial compensation for services rendered as directors each January 1st.  The Chairman is awarded an additional 5,000 options.  All options are granted at the closing price of the common shares on the TSX for the trading day immediately preceding their grant date.

From time to time, special committees of the Board of Directors, such as the Special Committee constituted in May 2006, are appointed to consider special issues.  Compensation for work on such committees is set based on the amount of work involved.

Minimum Shareholding Requirements

In June 2001, the Board of Directors established a corporate policy requiring each then current Director to acquire by June 2004 (or in the case of future Board of Directors members, within three years of their appointment) common shares in the Company equal to five times his or her annual honorarium.  All directors who were to comply with this requirement by June 2004 were in compliance as of said date.  In February 2005, the Board of Directors adopted a resolution amending this policy to fix the number of common shares to be so held at 15,000.  Compliance with this policy is monitored annually by the Nominating and Corporate Governance Committee.  As at December 31, 2007 and March 18, 2008, all directors were compliant with this policy.

Director shareholdings as of March 18, 2008

Director	Shares Owned	% Owned of total issued and
		outstanding common shares
Leslie Dan	104,056	< 1
George Darnell	80,475	< 1
Rolf H. Henel	36,000	< 1
Brian King*	165,750	< 1
Sam Sarick	836,124	2.0
Bruce W. Simpson	40,000	< 1
John Vivash	25,000	< 1
Total	1,287,405	3.1

* Mr. Brian King will not seek re-election as a director at our next annual shareholders meeting.

Senior Management shareholdings as of March 18, 2008

Senior Management	Shares Owned	% Owned of total issued and
		outstanding common shares
Dan Brazier(1)	9,355	< 1
Jean-Pierre Robert	0	nil
Alida Gualtieri(2)	500	< 1
Chien Huang(3)	0	nil
Mark Oleksiw	3,000	< 1
Jerry Ormiston(4)	29,100	< 1
Total	41,955	< 1

(1)                                     In addition, as at March 18, 2008, Mr. Brazier owns 19,802 Deferred Share Units and the value of his interest in this plan at said date was CDN$94,654.

(2)                                     In addition, as at March 18, 2008, Ms. Gualtieri owns 1,020 Deferred Share Units and the value of her interest in this plan at said date was CDN$4,876.

(3)                                     In addition, as at March 18, 2008, Mr. Huang owns 16,249 Deferred Share Units and the value of his interest in this plan at said date was CDN$77,670.

(4)                                     In addition, as at March 18, 2008, Mr. Ormiston owns 6,387 Deferred Share Units and the value of his interest in this plan at said date was CDN$30,530.

Director outstanding options as of March 18, 2008

Director	# of Options for	Exercise Price	Expiration Date
common shares
Leslie L. Dan	15,000	CDN$4.30	December 31, 2008
	15,000	CDN$5.73	December 31, 2009
	15,000	CDN$5.05	December 31, 2010
	15,000	CDN$5.62	December 31, 2011
	15,000	CDN$4.07	December 31, 2012
George M. Darnell	15,000	CDN$4.30	December 31, 2008
	15,000	CDN$5.73	December 31, 2009
	15,000	CDN$5.05	December 31, 2010
	15,000	CDN$5.62	December 31, 2011
	15,000	CDN$4.07	December 31, 2012
Rolf H. Henel	15,000	CDN$4.30	December 31, 2008
	15,000	CDN$5.73	December 31, 2009
	15,000	CDN$5.05	December 31, 2010
	15,000	CDN$5.62	December 31, 2011
	15,000	CDN$4.07	December 31, 2012
Brian M. King*	20,000	CDN$4.30	December 31, 2008
	20,000	CDN$5.73	December 31, 2009
	20,000	CDN$5.05	December 31, 2010
	20,000	CDN$5.62	December 31, 2011
	20,000	CDN$4.07	December 31, 2012
Samuel Sarick	15,000	CDN$4.30	December 31, 2008
	15,000	CDN$5.73	December 31, 2009
	15,000	CDN$5.05	December 31, 2010
	15,000	CDN$5.62	December 31, 2011
	15,000	CDN$4.07	December 31, 2012
Bruce W. Simpson	15,000	CDN$4.30	December 31, 2008
	15,000	CDN$5.73	December 31, 2009
	15,000	CDN$5.05	December 31, 2010
	15,000	CDN$5.62	December 31, 2011
	15,000	CDN$4.07	December 31, 2012
John A. Vivash	15,000	CDN$4.30	December 31, 2008
	15,000	CDN$5.73	December 31, 2009
	15,000	CDN$5.05	December 31, 2010
	15,000	CDN$5.62	December 31, 2011
	15,000	CDN$4.07	December 31, 2012
Total	550,000

* Mr. Brian King will not seek re-election as a director at our next annual shareholders meeting.

Senior Management outstanding options as of March 18, 2008

Senior Management	# of Options for	Exercise Price	Expiration Date
common shares
Dan Brazier	100,000	CDN$2.36	July 14, 2013
	100,000	CDN$4.70	August 10, 2009
	25,000	CDN$5.73	December 31, 2009
	50,000	CND$5.38	October 2, 2015
	25,000	CDN$5.05	December 31, 2010
	25,000	CDN$5.62	December 31, 2011
	30,000	CDN$5.93	February 11, 2012
	50,000	CDN$4.07	December 31, 2012
Jean-Pierre Robert	16,667	CDN$6.05	May 10, 2010
	75,000	CDN$6.05	May 10, 2015
	16,667	CDN$5.05	December 31, 2010
	25,000	CDN$5.62	December 31, 2011
	35,000	CDN$4.07	December 31, 2012
Alida Gualtieri	15,000	CDN$5.73	December 31, 2009
	15,000	CDN$5.05	December 31, 2010
	15,000	CDN$5.62	December 31, 2011
	30,000	CDN$5.93	February 11, 2012
	25,000	CDN$4.07	December 31, 2012
Chien Huang	50,000	CDN$2.36	July 14, 2013
	15,000	CDN$5.73	December 31, 2009
	15,000	CDN$5.05	December 31, 2010
	15,000	CDN$5.62	December 31, 2011
Mark Oleksiw	100,000	CDN$2.36	July 14, 2013
	25,000	CDN$5.73	December 31, 2009
	25,000	CDN$5.05	December 31, 2010
	25,000	CDN$5.62	December 31, 2011
	30,000	CDN$5.93	February 11, 2012
	25,000	CDN$4.07	December 31, 2012
Jerry Ormiston	15,000	CDN$5.73	December 31, 2009
	15,000	CDN$5.05	December 31, 2010
	15,000	CDN$5.62	December 31, 2011
	15,000	CDN$4.07	December 31, 2012
Total	1,058,334

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

There were twelve meetings of the Board of Directors in 2007.

Position Descriptions

In April 2004, the Company adopted terms of reference for each of the Non Executive Chair of the Board of Directors (the “Chair of the Board”), the Committee Chairs and the CEO setting out the key responsibilities of each of these individuals.  The terms of reference for each of the CEO and Chair of the Board of Directors were modified and adopted by the Board on May 17, 2007.

The terms of reference for each of the Chair of the Board and the Committee Chairs provide that each of these individuals is to be an independent director, has unfettered two-way communication with all senior officers and reports to and maintains open communication with the CEO.  In addition, the terms of reference also provide that the Chair of the Audit Committee has unfettered two-way communication with the independent auditors of the Company.  The primary role of the Chair of the Board and of the Committee Chairs includes ensuring that the Board of Directors or the relevant Committee, as the case may be, functions properly, that it meets its obligations and responsibilities, and that its organization and mechanisms are in place and are working effectively. A copy of the amended terms of reference of the Non Executive Chair is filed as Exhibit 4.66.  The terms of reference of the Committee Chairs were filed on SEDAR (www.sedar.com) on March 30, 2007.

The terms of reference for the CEO provide that the CEO reports to and maintains open communication with the Chair of the Board.  The terms of reference for the CEO provide that the CEO is to provide overall leadership and vision in developing, in concert with the Board of Directors, the strategic direction of the Company, and in developing the strategies and business plans necessary to realise corporate objectives.  They also provide that it is the CEO’s responsibility to manage the overall business of the Company to ensure strategic and business plans are effectively implemented, the results are monitored and reported to the Board of Directors, and financial and operational objectives are attained.  A copy of the amended terms of reference for the CEO is filed as Exhibit 4.67 to this Annual Report (Form 20-F).

Composition of the Board of Directors

The Board of Directors has reviewed its composition to determine which of the nominee directors may be considered “independent” in conformity with applicable Canadian, TSX, U.S. and NASDAQ requirements.  Generally, a director who does not have any direct or indirect “material relationship” with the Company is considered independent.  A “material relationship” is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

The Board of Directors, to be composed of seven members, has considered the relationship of each of the nominee directors and has determined that five of the seven nominee directors are considered to be independent.  Messrs. Darnell, Henel, Sarick, Simpson and Vivash are considered to be independent directors.  Mr. Brazier is not considered to be an independent director because he is the President and Chief Executive Officer of the Company. Mr. Dan is not considered to be an independent director because he was an executive officer of Viventia Biotech Inc. at a time when Dr. Martin Barkin, former President and CEO and Director of the Company, was a member of the Compensation Committee of that company.  Dr. Barkin was a director of the Company from May 19, 1992 until December 31, 2007.  In accordance with the provisions of Multilateral Instrument 52-110, Mr. Dan will be deemed to be a non-independent director until December 30, 2008.

The Board of Directors believes that during his tenure Dr. Barkin, who resigned as a director of the Board of Directors as of December 31, 2007, was sensitive to conflicts of interest.  He recused himself from deliberations and voting in connection with all matters related to his employment compensation.  In addition, when it determines that it would be appropriate to do so, the Board of Directors sets aside, during its regularly scheduled meetings, time for meeting without any members of management (including the CEO) or any non-independent directors present. During the 2007 year, five meetings were so held.

The Board of Directors has adopted a practice that the Chairman of the Board of Directors and the CEO of the Company are separate individuals.  Mr. Brian King*, the Chairman of the Board of Directors, is an independent director.  The Chairman provides leadership to the Board of Directors with respect to its functions as described in the Board of Directors’ mandate and oversees the logistics of the operations of the Board of Directors.  As Mr. Brian King is not seeking re-election, the directors will elect a new Chairman following the Meeting of the shareholders.

* Mr. King will not seek re-election as a director at our next annual shareholders meeting.

The Board of Directors requires that any director recuse himself from any decision to be made in any transaction in which the director has a material interest.

Our by-laws provide that the members of the Board of Directors are elected to a renewable one year term.  All of our current members of the Board of Directors and Audit Committee, Nominating and Corporate Governance Committee and Human Resources and Compensation Committee were elected or ratified at a shareholder’s meeting held in May 2007.

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

In February 2007, May 2005, February 2005 and April 2004, the Board of Directors approved amendments to the Charter for the Audit Committee, which was initially approved in February 2003.  The Charter is available on the Company’s website at www.draxis.com and was filed on SEDAR (www.sedar.com) on March 30, 2007.  The Charter specifies that the purpose of the Committee is to assist the Board of Directors with its oversight responsibilities by:

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

In May 2003, the Audit Committee also established “whistleblowing” procedures for the confidential submission of concerns by employees of the Company or any of its subsidiaries about accounting, internal controls or auditing issues.  The Company provides the employees with reminders of the existence of such procedures on an annual basis.

Composition of the Audit Committee

The Committee is currently composed of four directors, all of whom are independent directors, as independence is defined under Rule 10A-3 of the Exchange Act, as amended, and all of whom are financially literate.  The members of the Audit Committee are Messrs. Samuel Sarick (Chairman), Bruce Simpson, George Darnell and Rolf Henel.  Mr. Henel is the Company’s designated financial expert in accordance with applicable regulatory and legislative requirements.  The designation of Mr. Henel as an Audit Committee financial expert does not make Mr. Henel an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Henel that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry his designation, or affect the duties, obligations or liability of any other member of the Audit Committee.

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

Each of the three current members of the Committee is an independent director.  The members of the Human Resources and Compensation Committee are Messrs. Brian King (Chairman)*, Bruce Simpson and John Vivash.

* Mr. Brian King will not seek re-election as a director at our next annual shareholders meeting.

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

There is currently no set date for the retirement of the existing CEO, Mr. Dan Brazier.

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

Special Committee

As stated above, from time to time, special committees of the Board of Directors are appointed to consider special issues.  On May 10, 2006, the Board constituted a Special Committee currently comprised of Mr. Brian King*, Mr. Sam Sarick, Mr. John Vivash and Mr. Bruce Simpson, who became a member on October 31, 2007, each an independent director, in order to determine the long term strategy of the Company and the opportunities available to it and its subsidiaries for long term growth.

* Mr. Brian King will not seek re-election as a director at our next annual shareholders meeting.

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

Performance of the Board of Directors

The Board of Directors regularly considers and assesses its performance relating to its effectiveness, size, compensation policies and assessment of management performance.  In this regard, in December 2007, the directors completed a Board Effectiveness Survey prepared by the Nominating and Corporate Governance Committee in which they gave assessments on issues related to Board of Directors responsibility, operations and effectiveness.  The results of this survey were forwarded to the Chairman of the Nominating and Corporate Governance Committee, who shared the results with all of the Board members.  In December 2007, directors also completed a Board Evaluation Survey prepared by the Nominating and Corporate Governance Committee whereby each director assessed the performance of each other director of the Board of Directors.  The Chairman of the Nominating and Corporate Governance Committee advised each director of the assessment so received and forwarded a copy of each of the assessments to the Chairman of the Board.

CEO Performance

On an annual basis, the Company’s President and CEO circulates proposed operating and strategic plans which are discussed and, if appropriate, adopted by the Board of Directors.  The Board of Directors met in December 2007 to review the Company’s one year operating plan and three year strategic plan.  These strategic plans form the basis of the corporate objectives which the CEO is responsible for meeting.  The Human Resources and Compensation Committee of the Board of Directors assesses the CEO’s performance against the goals established and agreed to and recommends his compensation to the Board of Directors as a whole.

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

Employees

As at December 31, 2007, the Company and its subsidiaries employed a total of 497 employees.  The DRAXIS Pharma division is the largest employer with 389 employees, all located in Kirkland, Québec. The present collective agreement at DRAXIS Pharma terminates on April 30, 2008.  We are presently preparing to negotiate a new collective agreement with the union and cannot assure you that we will negotiate the same terms as the existing agreement.  See “Risk Factors — Risks Related to our Company — Our Business Could be Harmed if there were a Dispute or Disruption with our Unionized Employees”. The DRAXIMAGE division employs 97 people all in Kirkland, Québec, none of which are unionized.  The Company itself employs 11 people, the majority of whom are located in Kirkland, Québec, none of which are unionized.  At December 31, 2006 and 2005, the Company and its subsidiaries had 504 and 492 employees, respectively.

Item 7.  Major Shareholders and Related Party Transactions

The Company is not aware of any company, foreign government or natural or legal person that owns or controls the Company, directly or indirectly.

To the knowledge of the directors and officers of the Company as of December 31, 2007, the following are the only persons who, as at the dates mentioned below, beneficially own, directly or indirectly, or exercise control over our common shares carrying more than five percent (5%) of the votes attached to all of those shares.

Identity of Person or Group	Amount Owned	Percent of Class
Natcan Investment Management Inc.	4,032,202 common shares	9.6%

Neil Gagnon	3,431,489 common shares	8.2%

Mackenzie Financial Corporation	3,489,500 common shares	8.3%

Beutel, Goodman & Company Ltd	3,558,250 common shares	8.5%

Acuity Investment Management Inc.	2,669,400 common shares	6.3%

Based on the Schedule 13G public filings and Early Warning Reports under National Instrument 62-103 in Canada made by Natcan Investment Management Inc. during 2006 and 2007, the percentage of our common stock beneficially owned by Natcan Investment Management Inc. increased from 8.9% as at December 31, 2006 to 9.6% as at December 31, 2007.

Based on the Schedule 13G public filings made by Neil Gagnon during 2006 and 2007, the percentage of our common stock beneficially owned by Neil Gagnon increased from 7.0% in 2006 to 8.2% as at December 31, 2007.

Based on the Schedule 13G public filings made by Mackenzie Financial Corporation during 2006 and 2007, the percentage of our common stock owned by Mackenzie Financial Corporation decreased from 10.9% as at December 31, 2006 to 8.3% as at December 31, 2007.

Based on the Schedule 13G public filings made by Beutel, Goodman & Company Ltd, during 2006 and 2007, the percentage of our common stock owned by Beutel, Goodman & Company Ltd increased from 7.3% as at December 31, 2006 to 8.5% as at December 31, 2007.

Based on the Schedule 13G public filings made by Acuity Investment Management Inc., the percentage of our common stock owned by Acuity Investment Management Inc. is 6.3% as at December 31, 2007.

To our knowledge, as of March 18, 2008, 19,390,633 common shares (46.1% of the outstanding common shares at that date) were held by 482 shareholders of record whose registered addresses were in the United States.  The Company has no knowledge of any other shares held beneficially in the United States.

As of March 18, 2008, to our knowledge there were a total of 955 shareholders of record holding 42,062,538 common shares issued and outstanding.

The building which housed the Company’s head office premises at 6870 Goreway Drive in Mississauga, Ontario until February 29, 2008, is owned 50% by Samuel Sarick Limited, a corporation wholly owned by Mr. Sarick, a director of the Company.  The original lease for the premises was entered into on April 25, 1994 between Samuel Sarick Limited, Kentlake Construction Limited and Anec Investments Limited, as landlord, and the Company, as tenant.  The lease renewal was negotiated between the Company and Samuel Sarick Limited on an arm’s-length basis with the assistance of Colliers International retained by the Company and was renewed with the approval of the Board of Directors effective May 1, 1999 for a period of five years and renewed again on April 26, 2004 for a period of two years, which expired on May 31, 2006.  The Company leased the premises on a month to month basis on the same terms and conditions as the ones which expired on May 31, 2006 until February 29, 2008.  The Company believes that the lease terms were consistent with arm’s length comparables and that the annual rent payable of CDN$139,374 was at fair market value. The Company ceased leasing the premises on February 29, 2008.

The Company has, in the past, made loans to certain key management personnel in connection with its incentive plans and as inducements to enter into employment agreements.  These plans have been discontinued, and there will be no further indebtedness under said plans.  All outstanding loans were repaid in May 2005.

Item 8.   Financial Information

The Company’s Consolidated Financial Statements are attached as pages F-1 through F-28.  There have been no significant changes since the date of the financial statements.

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

On July 22, 2005, we announced that, together with other defendants, we had received a Statement of Claim filed before the Superior Court of Justice of Ontario alleging that Permax®, a drug that we distributed in Canada for a third party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”.  The plaintiff is seeking to have this action certified as a class action.  We believe this claim against us is without merit and we intend to vigorously defend this proceeding and any motion for certification.  Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, our Canadian pharmaceutical sales and marketing division.  In July 2003, we sold the DRAXIS Pharmaceutica division to Shire.  As of December 31, 2007, there have been no developments in this action.  On February 29, 2008, the plaintiff served an Amended Statement of Claim and a Motion Record in support of the plaintiff’s motion for certification of this action as a class proceeding.  The defendants must file a response to plaintiff’s motion for certification by July 31, 2008.

Item 9.  The Offer and Listing

The Company’s common shares are listed on The Toronto Stock Exchange (the “TSX”) under the symbol “DAX” and the NASDAQ National Market System (“NASDAQ”) in the United States under the symbol “DRAX”.

The following table sets forth, in Canadian dollars, the per share high and low sales prices on the TSX for the five most recent full financial years:

Years	High ($)	Low ($)
2003	4.75	1.61
2004	7.90	4.12
2005	7.05	4.61
2006	5.80	4.32
2007	7.59	3.29

The following table sets forth, in Canadian dollars, the per share high and low sales prices on the TSX by fiscal quarter for 2007 and 2006.

2007	High ($)	Low ($)
First Quarter	7.49	5.36
Second Quarter	7.59	6.00
Third Quarter	7.00	4.56
Fourth Quarter	5.40	3.29

2006	High ($)	Low ($)
First Quarter	5.60	5.00
Second Quarter	5.44	4.32
Third Quarter	5.37	4.71
Fourth Quarter	5.80	4.95

The following table sets forth, in Canadian dollars, the per share high and low sales prices and the trading volumes on the TSX from January 2007 to February 2008:

Months	High ($)	Low ($)	Trading Volumes (#)
January 2007	6.15	5.36	1,536,500
February 2007	6.35	5.81	2,357,200
March 2007	7.49	6.08	3,069,200
April 2007	7.59	6.29	2,051,300
May 2007	6.63	5.75	1,563,900
June 2007	6.69	6.00	1,051,700
July 2007	7.00	5.21	2,784,100
August 2007	5.68	4.56	1,446,900
September 2007	5.90	4.81	928,800
October 2007	5.40	4.88	979,000
November 2007	4.44	3.29	3,825,700
December 2007	4.13	3.31	1,713,300
January 2008	4.25	3.57	1,021,584
February 2008	4.09	3.45	1,981,646

The following table sets forth, in U.S. dollars, the per share high bid and low asked prices on NASDAQ for the five most recent full financial years:

Years	High ($)	Low ($)
2003	3.70	1.09
2004	5.94	3.29
2005	5.84	3.93
2006	5.08	3.90
2007	6.64	3.27

The following table sets forth, in U.S. dollars, the per share high and low asked prices on NASDAQ in U.S. dollars, by fiscal quarter for 2007 and 2006:

2007	High ($)	Low ($)
First Quarter	6.49	4.56
Second Quarter	6.64	5.19
Third Quarter	6.53	4.26
Fourth Quarter	5.50	3.27

2006	High ($)	Low ($)
First Quarter	4.85	4.27
Second Quarter	4.55	3.90
Third Quarter	4.75	3.96
Fourth Quarter	5.08	4.31

The following table sets forth, in U.S. dollars, the per share high and low sales prices and the trading volumes on NASDAQ from January 2007 to February 2008:

Months	High ($)	Low ($)	Trading Volumes (#)
January 2007	5.26	4.56	1,579,800
February 2007	5.51	4.91	3,826,900
March 2007	6.49	5.20	4,559,000
April 2007	6.64	5.67	3,217,300
May 2007	6.10	5.19	2,560,400
June 2007	6.25	5.71	2,183,300
July 2007	6.53	4.90	3,156,000
August 2007	5.38	4.26	1,693,500
September 2007	5.60	4.57	1,140,500
October 2007	5.50	4.82	878,300
November 2007	4.87	3.53	1,850,200
December 2007	4.08	3.27	884,900
January 2008	4.25	3.55	1,077,900
February 2008	4.17	3.43	953,000

The transfer agent of the Company is Computershare Investor Services Inc., Stock Transfer Services, located at 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1.

Item 10.            Additional Information

Bylaws and Articles of Amalgamation

The Company’s Articles of Amalgamation are on file with the Corporations Directorate of Industry Canada under Corporation Number 357288-9.  The Articles of Amalgamation do not include a stated purpose and do not place any restrictions on the business that the Company may carry on.

Inspection Rights of Shareholders

Under the CBCA, shareholders are entitled to be provided with a copy of the list of registered shareholders of the company.  In order to obtain the shareholder list, the Company must be provided with an affidavit including, among other things, a statement that the list will only be used for the purposes permitted by the CBCA.  These permitted purposes include an effort to influence of the voting of shareholders of the Company, an offer to acquire securities of the Company and any other matter relating to the affairs of the Company.  The Company is entitled to charge a reasonable fee for the provision of the shareholder list and must deliver that list no more than ten days after receipt of the affidavit described above.

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

Under the Company’s bylaws and the Articles of Amalgamation, a director of the Company need not be a shareholder.  However, in June 2001 the Board of Directors established a corporate policy requiring each current Director to acquire by June 2004 (or in the case of future Board of Directors members, within three years of their appointment) common shares in the Company equal to five times his or her annual honorarium.  All directors who were to comply with this requirement by June 2004 were in compliance as of said date.  In February 2005, the Board of Directors adopted a resolution amending this policy to fix the number of common shares to be so held at 15,000.  Compliance with this policy is monitored annually by the Nominating and Corporate Governance Committee.  As at March 18, 2008, all directors were in compliance with this requirement.

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

Share Capitalization

The Company’s Articles of Amalgamation authorize the issuance of an unlimited number of common shares (42,062,538 of which are outstanding as of March 18, 2008), an unlimited number of preferred shares (none of which are issued and outstanding), and 2,000,000 Employee Participation Shares (2,000,000 of which have been issued and none of which remain outstanding as of March 18, 2008).  The Articles of Amalgamation do not authorize the issuance of any other class of shares.

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

In the event of a proposal, order or resolution for the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary; or on the “Automatic Conversion Date” (as defined in the Articles of Amalgamation and the terms of the EP Plan); or at the option of the holder on a “Conversion Date” (as defined in the Articles of Amalgamation and the terms of the EP Plan) other than the “Automatic Conversion Date” (as defined in the Articles of Amalgamation and the terms of the EP Plan), the participation shares will become common shares, and the number of common shares a holder receives on conversion is the number of common shares which is determined by multiplying the number of participation shares held, or in the case of conversion on a Conversion Date other than the Automatic Conversion Date, the number of participation shares which the holder elects to convert, by a fraction:

1.                the numerator of which shall be the “EP Share Value”(as defined in the Articles of Amalgamation and the terms of the EP Plan) of a participation share of a particular series as at the earlier of the “Automatic Conversion Date” and a “Conversion Date” as the case may be; and

2.                the denominator of which shall be the “Fair Market Value of a Common Share” (as defined in the Articles of Amalgamation and the terms of the EP Plan) as at the earlier of the two dates described in 1; provided that no fractional common shares will be issued and no payment will be made in respect of fractional common shares.

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

Pursuant to the terms of the indenture relating to the warrants entered into between the Company and Computershare Investor Services Inc., subject to applicable law, the Company could purchase prior to April 24, 2006, by private contract or otherwise, all of or any of the warrants then outstanding and any warrants so purchased would have been cancelled.  No warrants were so purchased.

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

The acquisition of Beneficial Ownership (as defined in the Rights Plan) by any person (an “Acquiring Person”), including others acting in concert, of 20% or more of the common shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”.  Under the Rights Plan, there are certain exceptions to that rule, including (i) the Company or a subsidiary of the Company, (ii) a person who acquires 20% or more of the outstanding common shares through, among other things, a share redemption or a Permitted Bid, (iii) an underwriter or selling group member during the course of a public distribution; or (iv) investment and fund managers, trust companies and other persons who are managing investment funds, pension funds or plans, estates or accounts on behalf of another person, provided they are not making, or are not part of a group making, a takeover bid.  Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such will become void upon the occurrence of a Flip-in Event.

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

•                                          the takeover bid must not permit common shares tendered pursuant to the takeover bid to be taken up prior to the expiry of a period of not less than sixty (60) days and only if at such time more than 50% of the common shares held by shareholders other than the bidder, its affiliates, associates and persons acting jointly or in concert with the bidder (the “Independent Shareholders”) have been tendered pursuant to the takeover bid and not withdrawn; and

•                                          if more than 50% of the common shares held by Independent Shareholders are tendered to the takeover bid within the sixty (60) day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of common shares for an additional ten (10) business days from the date of such public announcement.

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

Limitations on Right to Own Securities

Neither Canadian law nor the Company’s Articles of Amalgamation or bylaws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”).  The Investment Act prohibits implementation of certain direct reviewable investments by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the book value of the assets of the Company were CDN$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors).  An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment, the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company (in 2007) and the value of the assets of the Company equaled or exceeded CDN$281.0 million.  A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company.  The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of the shares.  In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in a WTO Member.  A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity” pursuant to detailed rules set out in the Investment Act.  The United States is a WTO Member.  Certain transactions involving the Company’s common shares would be exempt from the Investment Act, including:

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

Dividend Policy

For the years ended December 31, 2003, 2004, 2005, 2006 and 2007, we have not declared or paid any dividends on our common shares.

Material Contracts

Supply Agreements and Distribution Agreements

On October 25, 1995, Frosst Radiopharmaceuticals, a division of Merck Frosst Canada Inc. (now known as DRAXIMAGE) entered into a non-exclusive distribution agreement with Syncor International Corporation (now known as Cardinal Health 414, LLC) for distribution in the U.S. of DTPA, a kit used to prepare Tc-99m Pentetate to study kidney clearance, and MDP, a kit used to prepare Tc-99m Methylene Diphosphonic Acid to study bone metabolism.  The initial term was for five years, with automatic renewal of the agreement for successive two-year periods unless a party notifies the other of its intent to renew at least one year prior to the expiration of the renewal term.

On July 12, 2000 DRAXIMAGE signed a non-exclusive distribution agreement with Syncor International Corporation (now known as Cardinal Health 414, LLC) for the production of a kit for the preparation of Sodium Iodide I-131 Capsules and Oral Solution indicated for the treatment of thyroid cancer and hyperthyroidism for sale in the U.S.  The term of the agreement is five years from the date DRAXIMAGE makes the first sale of the product.  The date of the first sale was March 2003.  This agreement was amended on August 6, 2003 to provide that DRAXIMAGE could distribute the product to independent radiopharmacies in the U.S.  The contract is renewed automatically for three year terms, unless a notice of non renewal is received at least six months prior to the expiration of a renewal term.  As of March 31, 2008, no such notice has been received.

On July 1, 1999, DRAXIS Pharma entered into a five-year manufacturing and supply agreement with Warner-Lambert Canada Inc. (which then became known as Pfizer Consumer Healthcare, a division of Pfizer Canada Inc.) covering several non prescription products for the Canadian market, including Polysporin®, Sudafed®, Actifed® and Zincofax®.  Manufacturing of these products commenced in early 2000.  On September 1, 2005, DRAXIS Pharma announced it had renewed its agreement with Pfizer Canada for a three year term effective January 1, 2005.  On December 20, 2006, DRAXIS Pharma was advised that J&J had purchased Pfizer’s consumer healthcare business and that the agreement was assigned to J&J.  The Agreement was subsequently renewed for a one year period ending December 31, 2008.

On December 18, 2001, DRAXIS Pharma finalized supply and related agreements with GSK for the renewal and expansion of an existing contract manufacturing relationship between the companies.  The products transferred to DRAXIS Pharma were all established, sterile products marketed by GSK in multiple international markets.  In 2002, a prescription sterile injectable product for the U.S. market was added under this contract and commercial production of this product commenced in the second quarter of 2002.  During 2002, site transfer and related activities associated with the other GSK products continued and production started in the second quarter of 2003 and ramped up through 2003 and 2004 with full production achieved by the end of 2004.  DRAXIS Pharma shall manufacture the products covered by the agreement until it receives a termination notice from GSK which may be given by a two-year advance written notice given on or after December 31, 2007.  As of March 31, 2008, the Company has not received any such notice.

On March 3, 2003, DRAXIS Pharma signed a manufacturing agreement with Bone Care International, Inc. (now Genzyme Corporation) to produce Hectorol® Injection for sale in the U.S. and began commercial shipments of the sterile injectable product in March 2003.  Production of Hectorol® Injection increased substantially throughout 2005.  The agreement is for a five-year term and is automatically renewed at the end of its term for one year period unless either party gives written notice of non renewal to the other party one year prior to the end of the term or the end of a renewal period.  To date, the Company has not received any such notice.

On June 10, 2004, the Company entered into an Amended and Restated Loan Agreement with the National Bank of Canada providing an operating facility of CDN$15 million (or U.S. equivalent), payable within 364 days of drawing upon the facility and a term facility of CDN$10 million (or U.S. equivalent), repayable in full in three years.  The operating facility can be extended by one year upon agreement with the bank.  Interest under both the term and operating facilities is based on the bank’s prime lending rate, depending on whether the Company meets certain ratios which as at December 31, 2006 were met.  This agreement was not renewed at its termination on June 9, 2007.

On July 22, 2003, the Company entered into an Asset Purchase Agreement with Shire BioChem Inc., pursuant to which the Company sold Shire the rights to substantially all remaining products of its Canadian pharmaceutical sales and marketing division, DRAXIS Pharmaceutica, in return for $9.6 million (CDN$13.5 million) in cash and up to an additional $2.9 million (CDN$4.0 million) in market-driven contingent milestone payments, plus royalties on future product sales.  Under the terms of the agreement, DRAXIS received the value of acquired inventories, and Shire assumed responsibility for the financial provisions of the license agreement related to Permax®.

On September 4, 2007, the Company entered into a new definitive supply agreement with Johnson & Johnson Consumer Companies to provide commercial manufacturing services for a broad portfolio of multiple non-sterile specialty semi-solid products currently marketed in the United States.  This new multi-year contract runs to the end of 2013. It includes approximately two years of manufacturing site transfer and process validation activities followed by five years of commercial production, which is scheduled to begin in 2009. Commercial production is expected to generate incremental revenues in excess of $120 million over the five year period of 2009 through 2013.  A copy of the supply agreement is filed as Exhibit 4.68 to this Annual Report (Form 20-F).

In connection with the supply agreement with JJC, DRAXIS Pharma also signed a credit agreement with Johnson & Johnson Finance Corporation (“JJFC”) as of September 4, 2007 which provides that JJFC shall provide credit facilities of up to $12.2 million.  The credit facilities will be used by DRAXIS Pharma solely to finance the acquisition and installation of equipment and to finance the cost of transfer of the technology required for the pre-validation work in support of the manufacture by DRAXIS Pharma of the products under the supply agreement.  A copy of the credit agreement is filed as Exhibit 4.69 to this Annual Report (Form 20-F).

On December 20, 2007, DRAXIMAGE, DRAXIS’ radiopharmaceutical division, entered into a distribution agreement with GE Healthcare, an industry leader in nuclear medicine, as the exclusive distributor of DRAXIMAGE® Sestamibi in the United States. DRAXIMAGE® Sestamibi is a generic kit for the preparation of Technetium (“Tc-99m”) Sestamibi injection, a diagnostic cardiac imaging agent used in myocardial perfusion imaging (“MPI”) to evaluate blood flow to the heart.  DRAXIMAGE has granted GE Healthcare the exclusive right to market, distribute and sell its generic DRAXIMAGE® Sestamibi in the U.S. market and through its U.S. and Canadian radiopharmacy network once the primary innovator patent expires and marketing authorizations are received from the U.S. Food and Drug Administration (“FDA”) and Health Canada. Furthermore, GE Healthcare has agreed to purchase Technetium Tc-99m Sestamibi injection exclusively from DRAXIMAGE. The initial term of the distribution agreement is for a minimum of three years following FDA approval of DRAXIMAGE®

Sestamibi.  A copy of the distribution agreement is filed as Exhibit 4.70 to this Annual Report (Form 20-F).

Employment and Employment related Agreements

On September 24, 2003, the Company, upon the recommendation of the Human Resources and Compensation Committee, entered into a Retirement Compensation Agreement (“RCA”) with Dr. Barkin to phase out the liability of the Company under the termination without cause provisions of his employment agreement.  The RCA called for the Company to make payments totalling CDN$1.4 million to Dr. Barkin.  All of the required payments were made.

In April 2003, the Company entered into an employment agreement with Mr. Durham, pursuant to which Mr. Durham agreed to be employed as the President of DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.).  In the event that Mr. Durham is terminated without cause, he would be entitled to receive a payment equal to one year of base salary.  In the event that Mr. Durham is terminated without cause following a defined change of control, he would be entitled to receive a payment equal to two years of base salary.  Mr. Durham ceased being an employee of the Company on July 20, 2007.

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

In March 2004, the Company entered into an employment agreement with Mr. Huang, pursuant to which Mr. Huang agreed to be employed as Vice President Finance of DRAXIS.  In the event that Mr. Huang is terminated without cause, he would be entitled to receive a payment equal to one year of base salary.  In the event that Mr. Huang is terminated without cause following a defined change of control, he would be entitled to receive a payment equal to two years of annual remuneration.  Mr. Huang will cease to be employed by the Company as of March 31, 2008.

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

In March 2004, in order to conform with the terms of the Stock Option Plan approved by the shareholders of the Company in 2001, the Company entered into amended employment agreements with Mr. Carter, Mr. Durham, Ms. Gualtieri and Mr. Ormiston.  Under the terms of the amended employment agreements, in the event of termination of employment without cause following a defined change of control of the Company, Mr. Carter, Mr. Durham, Ms. Gualtieri and Mr. Ormiston, as the case may be, would be entitled to exercise all stock options and other securities, including those not then otherwise exercisable.  Mr. Durham ceased being an employee of the Company on July 20, 2007.  In addition, under the terms of the amended employment agreement, Ms. Gualtieri is entitled, in the event of a termination without cause following a defined change of control, to receive a payment equal to two years annual remuneration.

In November 2007, Mr. Carter’s employment agreement was amended so that he ceased to be an officer of the Company and to provide that he was no longer entitled to any payment in the event of a termination of his employment following a defined change of control.

On July 8, 2005, the Company, upon the recommendation of the Human Resources and Compensation Committee, entered into an agreement with Dr. Flanagan with respect to the payment of his long term incentive award under the DRAXIMAGE Long Term Incentive Plan by entering into a Retirement Compensation Agreement (“RCA”) in his favour for a total amount of CDN$2.2 million.  The RCA called for the Company to make payments totalling CDN$2.2 million to Dr. Flanagan.  An amount of CDN$932,222 was paid in 2005, an amount of CDN$724,444 was paid in 2006 and an amount of CDN$543,333 was paid in 2007.  No sum remains outstanding under the RCA.  Dr. Flanagan ceased to be an employee of the Company on December 31, 2006.

In January 2008, the employment agreements of each of Ms. Gualtieri, Mr. Oleksiw and Mr. Ormiston were modified so that in the event of a termination of their employment following a defined change of control event, each of these employees would be entitled to receive a payment equal to: (i) two (2) times his or her base salary, and (ii) two (2) times the amount paid as a discretionary bonus for the preceding calendar year immediately prior to the change of control and, if no such bonus was made for the preceding year, a payment equal to two (2) times the prorated portion of any eligible bonus payment up to the date of termination, and (iii) two (2) times the prorated portion of his or her RRSP payment, and (iv) six (6) months coverage in the Company’s benefit plans.  A copy of each of the amendments to the employment agreements for Ms. Gualtieri, Mr. Oleksiw and Mr. Ormiston are filed as Exhibit 4.71, 4.72 and 4.73 to this Annual Report (Form 20-F).

In February 2008, the Company entered into an employment contract with Mr. Brazier following his appointment as President and Chief Executive Officer of the Company.  The contract is not for a fixed period of time.  In the event of a termination of his employment without cause which is not due to a defined change of control event, Mr. Brazier is entitled to receive a payment equal to (i) eighteen (18) months of his base salary, and (ii) a prorated portion of any eligible bonus payment up to the date of termination, and (iii) a prorated portion of the RRSP payment, and (iv) six (6) months coverage in the Company’s benefit plans.  In the event of a termination of his employment without cause following a defined change of control of the Company, Mr. Brazier is entitled to receive a payment equal to (i) three (3) times his base salary, and (ii) three (3) times the amount paid as a discretionary bonus for the preceding calendar year immediately prior to the change of control, and (iii) three (3) times the prorated portion of the RRSP payment, and (iv) six (6) months coverage in the Company’s benefit plan.  A copy of the employment agreement is filed as Exhibit 4.74 to this Annual Report (Form 20-F).

In March 2008, the Company entered into an employment contract with Mr. Robert following his appointment as Chief Operating Officer of the Company.  The contract is not for a fixed period of time.  In the event of a termination of his employment without serious reason which is not due to a defined change of control event, Mr. Robert is entitled to receive a payment equal to one (1) year of base salary if the termination is on or prior to December 31, 2008 and one (1) year of base salary plus an amount equal to the bonus payment if any was received in proceeding calendar year, if the termination is on January 1, 2009 or thereafter.  In addition, Mr. Robert is entitled to receive a prorated portion of his RRSP payment and six (6) months coverage in the Company’s benefit plans.  In the event of a termination of his employment without serious reason following a defined change of control of the Company, Mr. Robert is entitled to receive a payment equal to: (i) two (2) times his base salary, and (ii) two (2) times his RRSP payment, and (iii) six (6) months coverage in the Company’s benefit plans.  A copy of the employment agreement is filed as Exhibit 4.75 to this Annual Report (Form 20-F).

In March 2008, the employment agreement of Ms. Gualtieri was modified so that her discretionary bonus entitlement was increased to 40% from 30% effective January 1, 2008.  A copy of the amendment to the employment agreement is filed as Exhibit 4.76 to this Annual Report (Form 20-F).

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

Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the “ITA”) to a holder of the Company’s common shares (“Shares”) who holds such Shares as capital property and who deals at arm’s length, and is not affiliated, with the Company, all within the meaning of the ITA.  Generally, the Shares will be considered to be capital property to a holder provided that the holder does not use or hold, and is not deemed to use or hold, the Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.  Certain holders resident in Canada whose Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the ITA to have such Shares and any other “Canadian security” (as defined in the ITA) treated as capital property in the taxation year of the election and in all subsequent taxation years.  Holders considering such an election should consult their tax advisors.  Certain holders, including financial institutions, registered securities dealers (each as defined in the ITA) and corporations controlled by one or more of the foregoing, are generally precluded from treating the Shares as capital property.

This summary is not applicable to ‘‘financial institutions’’ (as defined in the ITA) that are subject to the “mark-to-market” rules in the ITA, to a “specified financial institution” (as defined in the ITA), to a holder an interest in which is a “tax shelter investment” (as defined in the ITA), or to a holder to which the “functional currency” reporting rules in subsection 261(4) of the ITA apply.  Such holders should consult their own tax advisors.  Persons to whom this summary is applicable are referred to herein as “Holders.”

This summary is based on the provisions of the ITA and the regulations thereunder (the “Regulations”) in force on the date hereof and the Company’s understanding of the current administrative policies and practices published in writing by the Canada Revenue Agency (“CRA”) prior to the date hereof.  This summary takes into account all specific proposals to amend the ITA and the Regulations which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all such Proposed Amendments will be enacted in their present form.  No assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all.  This summary does not otherwise take into account or anticipate any changes to the law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies and practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ materially from those described in this summary.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular holder.  Accordingly, holders should consult their own tax advisors with respect to the tax consequences to them of selling Shares under the Offer, having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

All amounts relating to the acquisition, holding or disposition of Shares, including dividends, adjusted cost base and proceeds of disposition, must be expressed in Canadian dollars as determined in accordance with the rules in the ITA, including subsection 261(2).

Shareholders Not Resident in Canada

The following portion of the summary generally is applicable to a Holder of the Company’s Shares who, at all relevant times and for the purposes of the ITA and any applicable tax treaty or convention, is not, and is not deemed to be, resident in Canada, does not hold or use and is not deemed to hold or use such Shares in connection with, or in the course of carrying on a business in Canada, is not an insurer that carries on an insurance business in Canada and elsewhere and is not an authorized foreign bank.  Such non-resident holders of Shares to whom this summary is applicable are referred to herein as “Non-Resident Holders.”

Dividends — Non-Resident Holders

Dividends, including stock and cash dividends and certain distributions and redemptions deemed to be dividends under the ITA, on the Shares paid or credited or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%.  The applicable rate of withholding may, however, be reduced by virtue of the terms of any applicable tax treaty.  Under the Canada-United States Income Tax Convention, 1980 (the “US Treaty”), the rate applicable to Non-Resident Holders that are United States residents who are beneficial owners of Shares is generally 15%.  Under the US Treaty, certain tax-exempt entities that are resident in the United States may be exempt from Canadian withholding tax levied in respect of dividends paid on the Shares.  Such tax-exempt entities should consult their own tax advisors.  A Non-Resident Holder should also consult its own tax advisors regarding its ability to claim foreign tax credits with respect to any Canadian withholding tax.

Dispositions by Non-Resident Holders

A Non-Resident Holder will not be subject to tax under the ITA in respect of any capital gain realized as a consequence of a disposition or deemed disposition of Shares (other than to the Company), except to the extent that such shares constitute or are deemed to constitute taxable Canadian property (“TCP”) (as defined in the ITA) and the Non-Resident Holder is not otherwise entitled to relief under the terms of any applicable tax treaty.  Under the US Treaty, a capital gain realized by a Non-Resident Holder that is a resident of the United States for such purposes will not be subject to Canadian tax, provided that the value of the Shares is not derived principally from real property (as defined in the US Treaty) situated in Canada.

In general, provided the Shares are listed on a designated stock exchange (which currently includes the TSX), the Shares will not constitute TCP of a Non-Resident Holder so long as it has not, either alone or in combination with persons with whom the Holder does not deal at arm’s length, owned (or had an option to acquire) 25% or more of the issued shares of any class or series of the capital stock of the Company at any time within the 60 month period preceding the disposition.

Shareholders Resident in Canada

The following portion of the summary generally is applicable to a Holder who, at all relevant times and for purposes of the ITA and any applicable tax treaty or convention, is, or is deemed to be, resident in Canada (a “Canadian Holder”).

Dividends to Canadian Holders

Dividends, including stock and cash dividends and certain distributions and redemptions deemed to be dividends under the ITA, on the Shares paid to a Canadian Holder will be included in computing its income for purposes of the ITA.  Such dividends received or deemed to be received by an individual (other than a trust) will generally be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.  An enhanced dividend tax credit is applicable to certain “eligible dividends” received after 2005 from certain taxable Canadian corporations.  A dividend will be eligible for the enhanced dividend tax credit if the individual Canadian Holder receives notice from the Company designating the dividend as an “eligible dividend”.  Dividends received or deemed to be received on Shares by an individual and certain trusts may give rise to alternative minimum tax.

Generally, dividends received or deemed to be received on Shares by a Holder that is a corporation resident in Canada will be included in computing the corporation’s income, but will be deductible in computing the corporation’s taxable income, subject to certain limitations in the ITA.  To the extent that such a deduction is available, private corporations (as defined in the ITA) and certain other corporations may be liable to pay refundable tax under Part IV of the ITA at a rate of 33 1/3% on the amount of the dividend.  Subsection 55(2) of the ITA provides that where certain corporate holders of shares receive a dividend or deemed dividend in specified circumstances, all or part of such dividend may be treated as a capital gain from the disposition of capital property and not as a dividend.  Corporate Canadian Holders should consult their tax advisors concerning the potential application of subsection 55(2).

Disposition by Canadian Holders

On a disposition or deemed disposition of a Share a Canadian Holder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition for the Share exceed (or are less than) the aggregate of the adjusted cost base (determined in accordance with the ITA) to the Holder of the Share immediately before the disposition and any reasonable costs of disposition.

Generally, one-half of any such capital gain (a “taxable capital gain”) must be included in computing the Holder’s income in the year of disposition and one half of any such capital loss (an “allowable capital loss”) will be required to be deducted from taxable capital gains realized by the Holder in such year.  Allowable capital losses not deducted in the taxation year in which they are realized may generally be carried back to any of the three preceding taxation years or carried forward to any future taxation year and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances described in the ITA.

The amount of any capital loss realized by a Holder that is a corporation on the disposition of a Share may be reduced by the amount of dividends received or deemed to be received by it on such Share to the extent and under the circumstances prescribed by the ITA.  Similar rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

A Canadian Holder that is a Canadian-controlled private corporation throughout the year (as defined in the ITA) may be liable to pay an additional refundable tax of 6 2/3% on any taxable capital gains.

Capital gains realized by an individual or certain trusts may give rise to a liability for alternative minimum tax.

Documents on Display

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended.  In accordance with these requirements, we file reports and other information with the United States Securities and Exchange Commission.  These materials, including this Annual Report (Form 20-F) and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.  Copies of the materials may be obtained from the Public Reference Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.  The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330.  The Commission also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.  The Company’s annual reports and some of the other information submitted by the Company to the Commission may be accessed through this website.  In addition, material filed by the Company can be inspected at the offices of the NASDAQ at 9801 Washingtonian Blvd., Gaithersburg, MD 20878, and on the Canadian Securities Administrators’ electronic filing system, SEDAR, accessible at the website www.sedar.com.  This material includes the Company’s Management Information Circular for its annual meeting to be held on May 15, 2008, which provides information including directors’ and officers’, remuneration and indebtedness, principal holders of securities and securities authorized for issuance under equity compensation plans.  Additional financial information is provided in our annual financial statements for the year ended December 31, 2007 and our Management’s Discussion and Analysis relating to these statements.  These documents are also accessible on SEDAR (www.sedar.com).

Item 11.                 Quantitative and Qualitative Disclosures About Market Risk

Market Risk

We are exposed to financial market risks, including changes in foreign currency exchange rates and interest rates on investments.  We do not use derivative financial instruments for speculative or trading purposes.

Inflation has not had a significant impact on our results of operations.

Foreign Currency Risk

Our reporting currency is the U.S. dollar.  The functional currency for our Canadian operations, which includes the radiopharmaceutical segment, contract manufacturing segment and royalties and milestones related to product rights sold to Shire, is the Canadian dollar.  Accordingly, our foreign exchange exposure for accounting purposes mainly relates to U.S.-denominated monetary assets of these operations.  We do not currently use derivative instruments to hedge our foreign exchange risk and currently have no plans to do so in the near future.  For fiscal year 2007, U.S. dollar revenue accounted for approximately 51% of the Company’s revenue.  During this same period, the value of the Canadian dollar versus the U.S. dollar strengthened by 18% from January 1, 2007 to December 31, 2007.  As a result, in 2007 we had to charge to income $1.7 million of foreign exchange loss related to the strengthening of the Canadian dollar.  See “Risk Factors — Risks Related to Our Company — We are Exposed to Exchange Rate Fluctuations which could Negatively Affect our Business”.

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

None

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15                  Controls and Procedures

A.                                   Disclosure Controls and Procedures

As at the end of the period covered by this report, our Chief Executive Officer and our Chief Financial Officer, together with members of our senior management, have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures.  These are defined (in Rule 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934, as amended) as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the United States Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within specified time periods.  As of the date of the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the United States Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

B.                                     Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the transactions and disposition of our assets; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of the Company are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

There was no change during the fiscal year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Deloitte & Touche LLP, Independent Registered Chartered Accountants, have issued an audit opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, as stated in their report appearing below.

C.                                     Attestation Report of the Registered Public Accounting Firm

To the Shareholders and Board of Directors of DRAXIS Health Inc.

We have audited the internal control over financial reporting of DRAXIS Health Inc. and subsidiaries (the “Company”) as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated February 22, 2008 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences referring to changes in accounting principles.

DELOITTE & TOUCHE LLP
Montréal, Québec, February 22, 2008

This report is included in the Financial Statements under “Report of Independent Registered Chartered Accountants” on Page F-3.

D.                                    Changes in Internal Control Over Financial Reporting

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

Item 16B.              Code of Ethics and Business Conduct

In April 2004, we amended our existing Code of Ethics, which resulted in the establishment of a new Code of Ethics and Business Conduct (the “Code”) in light of our continued commitment to honesty and integrity in the conduct of its business.  The Code applies to all our directors, officers and employees, including our Chief Executive Officer, our Chief Financial Officer and all employees of our subsidiaries.  The Code is available on our website at www.draxis.com and was filed on SEDAR (www.sedar.com) on August 31, 2005.  In addition, upon written request, we can provide a copy of the Code.

In accordance with the terms of the Code, the Audit Committee receives quarterly reports from the Director of Human Resources on any concerns raised regarding accounting, internal accounting controls and auditing matters.  The Board of Directors monitors compliance with the Code by receiving quarterly reports from the Audit Committee regarding any concerns raised.  Complaints received by any officer concerning any violation of the Code are brought to the attention of the Board of Directors.  The Code is distributed and signed by each of the Company’s employees when they are hired and it is available on the Company’s intranet and in each employee handbook.  Information sessions are given to employees on the contents and application of the Code.

If we amend any provisions of our Code or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our web site at the same address www.draxis.com.

Item 16C.              Principal Accountant Fees and Services

In accordance with the Audit Committee Charter, the Audit Committee pre-approves all auditing services and permitted non-audit services (including fees and terms thereof) to be performed for the Company or its subsidiaries by its Independent Registered Chartered Accountants.  All the services of Deloitte & Touche LLP rendered in 2007 were pre-approved by the Audit Committee.

Deloitte & Touche LLP, Independent Registered Chartered Accountants (“Company’s auditor” or “Company’s principal accountant”) has served as our Independent Registered Chartered Accountants for each of the fiscal years in the three-year period ended December 31, 2007, for which audited financial statements appear in this Annual Report (Form 20-F).

2007 Audit Fees

The fees for all audit services performed by the Company’s auditor and its subsidiaries for the year ended December 31, 2007 were CDN$446,100. Services provided include the audit of the Company’s consolidated financial statements, review of the notes to the annual report to shareholders, management proxy circular, quarterly reviews, this Annual Report (Form 20-F) and attestation of the effectiveness of the Company’s internal control over financial reporting.  No hours were expended in the audit of our financial statements by persons other than the Company’s principal accountant.

2007 Audit-Related Fees

The aggregate fees billed for the year ended December 31, 2007 for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements were CDN$Nil.

2007 Tax Fees

The aggregate fees billed for the year ended December 31, 2007 for professional services rendered by the Company’s auditor for tax compliance, tax advice and tax planning were CDN$42,810.

2007 All Other Fees

The aggregate fees billed for the year ended December 31, 2007 for products and services provided by the Company’s auditor, other than those described above, were CDN$Nil.

2006 Audit Fees

The fees for all audit services performed by the Company’s auditor and its subsidiaries for the year ended December 31, 2006 were CDN$315,500. Services provided include the audit of the Company’s consolidated financial statements, review of the notes to the annual report to shareholders, management proxy circular, quarterly reviews and this Annual Report (Form 20-F).  No hours were expended in the audit of our financial statements by persons other than the Company’s principal accountant.

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

2006 All Other Fees

The aggregate fees billed for the year ended December 31, 2006 for products and services provided by the Company’s auditor, other than those described above, were $Nil.

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

Item 16E.               Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 1, 2006, the Board of Directors authorized the purchase of up to 10% of the public float of the Company’s common shares through a Normal Course Issuer Bid (the “2006 Issuer Bid”) to be commenced on December 20, 2006.  Pursuant to the acceptance by the TSX, on December 18, 2006, of the Notice of Intention to make the 2006 Issuer Bid, the Company was authorized to purchase on the open market through the facilities of the Toronto Stock Exchange up to 3,397,011 common shares for cancellation, representing 10% of the 33,970,112 common shares in the public float as at December 14, 2006.  The Company purchased 130,100 common shares under the 2006 Issuer Bid, which terminated on December 19, 2007.

On January 7, 2008, the Board of Directors authorized the purchase of up to 10% of the public float of the Company’s common shares through a Normal Course Issuer Bid (the “2008 Issuer Bid”) to be commenced on January 21, 2008.  The 2008 Issuer Bid enables the Company to purchase on the open market through the facilities of the Toronto Stock Exchange up to 4,072,054 common shares for cancellation, representing 10% of the 40,720,539 common shares in the public float as at January 14, 2008.  Pursuant to the acceptance by the Toronto Stock Exchange, on January 16, 2008, of the Notice of Intention to make a Normal Course Issuer Bid, the Company was authorized to purchase common shares under the 2008 Issuer Bid commencing on January 21, 2008 until January 20, 2009, or until such earlier date when the Company purchases the maximum allowable number of shares or elects to terminate the 2008 Issuer Bid.  Subject to any block purchases made in accordance with the rules of the Toronto Stock Exchange, the Company is subject to a daily repurchase restriction of 23,084 common shares, which represents 25% of the average daily trading volume of the Company’s common shares on the Toronto Stock Exchange for the six (6) months ended December 31, 2007.  As of March 18, 2008, the Company had not purchased any common shares under the 2008 Issuer Bid.

ISSUER PURCHASES OF EQUITY SECURITIES

2006 Issuer Bid

				(d) Maximum
				Number (or
				Approximate
			(c) Total Number	Dollar Value) of
			of Shares (or	Shares (or Units)
			Units) Purchased	that May Yet Be
	(a) Total Number	(b) Average Price	as Part of Publicly	Purchased Under
	of Shares (Or	Paid per Share (or	Announced Plans	the Plans or
Period	Units) Purchased	Units)	or Programs	Programs

December 2006	—	—	—	3,397,011
January 2007	—	—	—	3,397,011
February 2007	—	—	—	3,397,011
March 2007	—	—	—	3,397,011
April 2007	—	—	—	3,397,011
May 2007	—	—	—	3,397,011
June 2007	—	—	—	3,397,011
July 2007	—	—	—	3,397,011
August 2007	—	—	—	3,397,011
September 2007	12,400	$5.15 (CDN$5.16)	12,400	3,384,611
October 2007	117,700	$5.28 (CDN$5.21)	130,100	3,266,911
November 2007	—	—	130,100	3,266,911
December 2007	—	—	130,100	3,266,911
Total	130,100	$5.27 (CDN$5.21)	130,100	3,266,911

2008 Issuer Bid

Period	(a) Total Number of Shares (Or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs

January 2008	—	—	—	4,072,054
February 2008	—	—	—	4,072,054
March 2008 (up to March 18, 2008 inclusively)	—	—	—	4,072,054
Total	—	—	—	4,072,054

PART III.

Item 17.         Financial Statements

Not Applicable.

Item 18.         Financial Statements

The following financial statements are filed as part of this Annual Report (Form 20-F).
Management’s Report	F-1
Management’s Report on Internal Control over Financial Reporting	F-2
Reports of Independent Registered Chartered Accountants	F-3
Consolidated Statements of Operations	F-5
Consolidated Balance Sheets	F-6
Consolidated Statements of Changes in Equity and Comprehensive Income (Loss)	F-7
Consolidated Statements of Cash Flows	F-8
Notes to the Consolidated Financial Statements	F-9

Item 19.         Exhibits

Exhibit No.	Description

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
4.20

Shareholder Rights Plan Agreement dated April 23, 2002 between DRAXIS Health Inc. and Computershare Trust Company of Canada as trustee (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))

4.21

Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.22

Amendment dated June 14, 2000 to Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.23

Retirement Compensation Agreement dated September 24, 2003 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.24

Employment Agreement dated April 27, 2004 between DRAXIS Health Inc. and Dan Brazier (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.25

Employment Agreement dated October 18, 2000 between DRAXIS Health Inc. and Jack A. Carter (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.26

Amendment dated March 26, 2004 to Employment Agreement dated October 18, 2000 between DRAXIS Health Inc. and Jack A. Carter (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.27

Employment Agreement dated April 22, 2003 between DRAXIS PHARMA Inc. and John E.M. Durham (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.28

Amendment dated March 26, 2004 to Employment Agreement dated April 22, 2003 between DRAXIS PHARMA Inc. and John E.M. Durham (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.29

Employment Agreement dated October 17, 2003 between DRAXIS Health Inc. and Alida Gualtieri (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.30

Amendment dated March 26, 2004 to Employment Agreement dated October 17, 2003 between DRAXIS Health Inc. and Alida Gualtieri (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.31

Employment Agreement dated March 9, 2004 between DRAXIS Health Inc. and Chien Huang (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.32

Employment Agreement dated March 9, 2004 between DRAXIS Health Inc. and Mark Oleksiw (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.33

Employment Agreement dated May 14, 2001 between DRAXIS Health Inc. and Jerry Ormiston (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))

4.34

Amendment dated March 26, 2004 to Employment Agreement dated May 14, 2001 between DRAXIS Health Inc. and Jerry Ormiston (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.35

Employment Agreement dated October 1, 1997 between DRAXIS Health Inc. and Dr. Richard J. Flanagan (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.36

Amendment dated July 23, 2001 to Employment Agreement dated October 1, 1997 between DRAXIS Health Inc. and Dr. Richard J. Flanagan (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file No. 000-17434))

4.37†

Non Exclusive Distribution Agreement dated October 25, 1995 between Frosst Radiopharmaceuticals, a division of Merck Frosst Canada Inc. (now known as DRAXIMAGE) and Syncor International Corporation (now known as Cardinal Health 414, LLC) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.38†

Non Exclusive Distribution Agreement dated July 12, 2000 between DRAXIMAGE and Syncor International (now known as Cardinal Health 414, LLC) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.39†

Amendment dated August 6, 2003 to Non Exclusive Distribution Agreement dated July 12, 2000 between DRAXIMAGE and Syncor International (now known as Cardinal Health 414, LLC) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.40†

Manufacturing and Supply Agreement dated July 1, 1999 between Warner-Lambert Canada Inc. (now known as Pfizer Consumer Healthcare, a Division of Pfizer Canada Inc.) and DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.41†

Supply Agreement dated December 18, 2001 between GlaxoSmithKline Inc. and DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.42†

Manufacture and Supply Agreement entered into between DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) and Bone Care International, Inc. on March 3, 2003 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.43

Amendment dated August 25, 2004 to Employment Agreement dated April 27, 2004 between DRAXIS Health Inc. and Dan Brazier (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.44

Amended and Restated Loan Agreement dated June 10, 2004 between DRAXIS Health Inc. and National Bank of Canada (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.45

Amendment dated June 23, 2004 to Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Martin Barkin (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file No. 000-17434))

4.46

Amendment to Credit Facilities for DRAXIS Pharma Inc. dated March 28, 2002 between National Bank of Canada and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file No. 000-17434))

4.47

Loan Agreement dated March 28, 2002 among DRAXIS Pharma Inc., SGF Santé Inc. and DRAXIS Health Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file No. 000-17434))

4.48

Loan Agreement dated March 28, 2002 among DRAXIS Pharma Inc., Investissement Québec and DRAXIS Health Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file No. 000-17434))

4.49

First Amendment to Subscription Agreement dated October 24, 2002 among SGF Santé Inc., DRAXIS Health Inc. and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2002, filed on May 14, 2003 (SEC file No. 000-17434))

4.50†

Manufacturing and Supply Master Agreement, dated January 1, 2005, between Pfizer Canada Inc. and DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.51†

Amendment, dated December 20, 2005, to Employment Agreement dated April 27, 2004, as amended between DRAXIS Health Inc. and Dan Brazier, Chief Operating Officer of the Company (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.52†

Employment Agreement, dated April 22, 2005, between DRAXIS Health Inc. and Mr. Jean-Pierre Robert, President of DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.53†

Retirement Compensation Arrangement Trust Agreement, dated July 8, 2005, between DRAXIS Health Inc. and Dr. Richard Flanagan (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.54

Charter of the Board of Directors adopted in April 2004 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.55

Charter of the Audit Committee amended in May 2005 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.56

Charter of the Human Resources and Compensation Committee amended in May 2005 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.57

Charter of the Nominating and Corporate Governance Committee amended in May 2005 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.58	2006 Stock Option Plan (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2006, filed on March 30, 2007 (SEC file No. 000-17434))
4.59

Terms of reference of the Non Executive Chair (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2006, filed on March 30, 2007 (SEC file No. 000-17434))

4.60

Terms of reference of the Committee Chairs (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2006, filed on March 30, 2007 (SEC file No. 000-17434))

4.61	Terms of reference for the CEO (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2006, filed on March 30, 2007 (SEC file No. 000-17434))
4.62

Charter of the Audit Committee as amended in February 2007 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2006, filed on March 30, 2007 (SEC file No. 000-17434))

4.63*	Amended 2006 Stock Option Plan
4.64*	Amended Stock Option Plan of DRAXIS Health Inc.
4.65*	Amended Deferred Share Unit Plan
4.66*	Amended terms of reference of the Non Executive Chair
4.67*	Amended terms of reference for the CEO
4.68†*	Manufacture and Supply Agreement dated September 4, 2007 among DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc. and Johnson & Johnson Consumer Companies, Inc.
4.69†*	Credit Agreement dated September 4, 2007 among DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc. and Johnson & Johnson Finance Corporation
4.70†*	Distribution Agreement dated December 20, 2007 among DRAXIMAGE LLC and Medi-Physics doing business as GE Healthcare
4.71†*	Amendment dated January 31, 2008, to Employment Agreement dated October 17, 2003, as amended between DRAXIS Health Inc. and Alida Gualtieri, General Counsel & Secretary of the Company
4.72†*	Amendment dated January 31, 2008, to Employment Agreement dated March 9, 2004, as amended between DRAXIS Health Inc. and Mark Oleksiw, Chief Financial Officer of the Company
4.73†*	Amendment dated January 31, 2008, to Employment Agreement dated May 15, 2001, as amended between DRAXIS Health Inc. and Jerry Ormiston, Executive Director, Investor Relations of the Company
4.74†*	Employment Agreement, dated February 7, 2008, between DRAXIS Health Inc. and Dan Brazier, President & CEO of the Company
4.75†*	Employment Agreement, dated March 3, 2008, between DRAXIS Health Inc. and Jean-Pierre Robert, Chief Operating Officer of the Company and President of DRAXIS Specialty Pharmaceuticals Inc.
4.76†*	Amendment dated March 6, 2008, to Employment Agreement dated October 17, 2003, as amended between DRAXIS Health Inc. and Alida Gualtieri, General Counsel & Secretary of the Company
8.1*	List of Subsidiaries
12.1*	Certification of CEO required by Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of CFO required by Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of CEO required by Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of CFO required by Section 906 of the Sarbanes-Oxley Act of 2002

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

DRAXIS HEALTH INC.

Date: March 31, 2008	By:	/s/ MARK OLEKSIW
Chief Financial Officer

	By:	/s/ DAN BRAZIER
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
4.20

Shareholder Rights Plan Agreement dated April 23, 2002 between DRAXIS Health Inc. and Computershare Trust Company of Canada as trustee (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))

4.21

Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.22

Amendment dated June 14, 2000 to Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.23

Retirement Compensation Agreement dated September 24, 2003 between DRAXIS Health Inc. and Dr. Martin Barkin (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.24

Employment Agreement dated April 27, 2004 between DRAXIS Health Inc. and Dan Brazier (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.25

Employment Agreement dated October 18, 2000 between DRAXIS Health Inc. and Jack A. Carter (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2000, filed on June 29, 2001 (SEC file no. 000-17434))

4.26

Amendment dated March 26, 2004 to Employment Agreement dated October 18, 2000 between DRAXIS Health Inc. and Jack A. Carter (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.27

Employment Agreement dated April 22, 2003 between DRAXIS PHARMA Inc. and John E.M. Durham (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.28

Amendment dated March 26, 2004 to Employment Agreement dated April 22, 2003 between DRAXIS PHARMA Inc. and John E.M. Durham (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.29

Employment Agreement dated October 17, 2003 between DRAXIS Health Inc. and Alida Gualtieri (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.30

Amendment dated March 26, 2004 to Employment Agreement dated October 17, 2003 between DRAXIS Health Inc. and Alida Gualtieri (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.31

Employment Agreement dated March 9, 2004 between DRAXIS Health Inc. and Chien Huang (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.32

Employment Agreement dated March 9, 2004 between DRAXIS Health Inc. and Mark Oleksiw (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.33

Employment Agreement dated May 14, 2001 between DRAXIS Health Inc. and Jerry Ormiston (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file no. 000-17434))

4.34

Amendment dated March 26, 2004 to Employment Agreement dated May 14, 2001 between DRAXIS Health Inc. and Jerry Ormiston (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.35

Employment Agreement dated October 1, 1997 between DRAXIS Health Inc. and Dr. Richard J. Flanagan (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.36

Amendment dated July 23, 2001 to Employment Agreement dated October 1, 1997 between DRAXIS Health Inc. and Dr. Richard J. Flanagan (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2003, filed on May 14, 2004 (SEC file no. 000-17434))

4.37†

Non Exclusive Distribution Agreement dated October 25, 1995 between Frosst Radiopharmaceuticals, a division of Merck Frosst Canada Inc. (now known as DRAXIMAGE) and Syncor International Corporation (now known as Cardinal Health 414, LLC) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.38†

Non Exclusive Distribution Agreement dated July 12, 2000 between DRAXIMAGE and Syncor International (now known as Cardinal Health 414, LLC) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.39†

Amendment dated August 6, 2003 to Non Exclusive Distribution Agreement dated July 12, 2000 between DRAXIMAGE and Syncor International (now known as Cardinal Health 414, LLC) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.40†

Manufacturing and Supply Agreement dated July 1, 1999 between Warner-Lambert Canada Inc. (now known as Pfizer Consumer Healthcare, a Division of Pfizer Canada Inc.) and DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.41†

Supply Agreement dated December 18, 2001 between GlaxoSmithKline Inc. and DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.42†

Manufacture and Supply Agreement entered into between DRAXIS Pharma Inc. (now known as DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc.) and Bone Care International, Inc. on March 3, 2003 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.43

Amendment dated August 25, 2004 to Employment Agreement dated April 27, 2004 between DRAXIS Health Inc. and Dan Brazier (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.44

Amended and Restated Loan Agreement dated June 10, 2004 between DRAXIS Health Inc. and National Bank of Canada (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.45

Amendment dated June 23, 2004 to Employment Agreement dated April 15, 1999 between DRAXIS Health Inc. and Martin Barkin (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2004, filed on March 31, 2005 (SEC file no. 000-17434))

4.46

Amendment to Credit Facilities for DRAXIS Pharma Inc. dated March 28, 2002 between National Bank of Canada and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file No. 000-17434))

4.47

Loan Agreement dated March 28, 2002 among DRAXIS Pharma Inc., SGF Santé Inc. and DRAXIS Health Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file No. 000-17434))

4.48

Loan Agreement dated March 28, 2002 among DRAXIS Pharma Inc., Investissement Québec and DRAXIS Health Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2001, filed on May 20, 2002 (SEC file No. 000-17434))

4.49

First Amendment to Subscription Agreement dated October 24, 2002 among SGF Santé Inc., DRAXIS Health Inc. and DRAXIS Pharma Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2002, filed on May 14, 2003 (SEC file No. 000-17434))

4.50†

Manufacturing and Supply Master Agreement, dated January 1, 2005, between Pfizer Canada Inc. and DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.51†

Amendment, dated December 20, 2005, to Employment Agreement dated April 27, 2004, as amended between DRAXIS Health Inc. and Dan Brazier, Chief Operating Officer of the Company (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.52†

Employment Agreement, dated April 22, 2005, between DRAXIS Health Inc. and Mr. Jean-Pierre Robert, President of DRAXIMAGE, a division of DRAXIS Specialty Pharmaceuticals Inc. (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.53†

Retirement Compensation Arrangement Trust Agreement, dated July 8, 2005, between DRAXIS Health Inc. and Dr. Richard Flanagan (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.54

Charter of the Board of Directors adopted in April 2004 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.55

Charter of the Audit Committee amended in May 2005 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.56

Charter of the Human Resources and Compensation Committee amended in May 2005 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.57

Charter of the Nominating and Corporate Governance Committee amended in May 2005 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed on March 31, 2006 (SEC file No. 000-17434))

4.58	2006 Stock Option Plan (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2006, filed on March 30, 2007 (SEC file No. 000-17434))
4.59

Terms of reference of the Non Executive Chair (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2006, filed on March 30, 2007 (SEC file No. 000-17434))

4.60

Terms of reference of the Committee Chairs (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2006, filed on March 30, 2007 (SEC file No. 000-17434))

4.61	Terms of reference for the CEO (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2006, filed on March 30, 2007 (SEC file No. 000-17434))
4.62

Charter of the Audit Committee as amended in February 2007 (incorporated herein by reference to the Company’s Annual Report (Form 20-F) for the year ended December 31, 2006, filed on March 30, 2007 (SEC file No. 000-17434))

4.63*	Amended 2006 Stock Option Plan
4.64*	Amended Stock Option Plan of DRAXIS Health Inc.
4.65*	Amended Deferred Share Unit Plan
4.66*	Amended terms of reference of the Non Executive Chair
4.67*	Amended terms of reference for the CEO
4.68†*	Manufacture and Supply Agreement dated September 4, 2007 among DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc. and Johnson & Johnson Consumer Companies, Inc.
4.69†*	Credit Agreement dated September 4, 2007 among DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc. and Johnson & Johnson Finance Corporation
4.70†*	Distribution Agreement dated December 20, 2007 among DRAXIMAGE LLC and Medi-Physics doing business as GE Healthcare
4.71†*	Amendment dated January 31, 2008, to Employment Agreement dated October 17, 2003, as amended between DRAXIS Health Inc. and Alida Gualtieri, General Counsel & Secretary of the Company
4.72†*	Amendment dated January 31, 2008, to Employment Agreement dated March 9, 2004, as amended between DRAXIS Health Inc. and Mark Oleksiw, Chief Financial Officer of the Company
4.73†*	Amendment dated January 31, 2008, to Employment Agreement dated May 15, 2001, as amended between DRAXIS Health Inc. and Jerry Ormiston, Executive Director, Investor Relations of the Company
4.74†*	Employment Agreement, dated February 7, 2008, between DRAXIS Health Inc. and Dan Brazier, President & CEO of the Company
4.75†*	Employment Agreement, dated March 3, 2008, between DRAXIS Health Inc. and Jean-Pierre Robert, Chief Operating Officer of the Company and President of DRAXIS Specialty Pharmaceuticals Inc.

4.76†*	Amendment dated March 6, 2008, to Employment Agreement dated October 17, 2003, as amended between DRAXIS Health Inc. and Alida Gualtieri, General Counsel & Secretary of the Company
8.1*	List of Subsidiaries
12.1*	Certification of CEO required by Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of CFO required by Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of CEO required by Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of CFO required by Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith

† Portions of the exhibits have been omitted pursuant to a confidential treatment request. This information has been filed separately with the Securities and Exchange Commission.

MANAGEMENT’S REPORT

The Company’s management is responsible for preparing the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”). In preparing these consolidated financial statements, management selects accounting policies and uses its judgment and best estimates, as appropriate in the circumstances. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

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

Deloitte & Touche LLP has been engaged by the Company’s shareholders to audit the Consolidated Financial Statements. During the course of their audit, Deloitte & Touche LLP considered the Company’s system of internal controls to the extent necessary to render their opinion on the Consolidated Financial Statements; in addition, they were engaged to express an opinion regarding the effectiveness of the Company’s system of internal controls over financial reporting.

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

(signed)	(signed)

DAN BRAZIER	MARK OLEKSIW, CA
President and Chief Executive Officer	Chief Financial Officer
Toronto, Ontario, February 22, 2008

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the transactions and disposition of our assets; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of the Company are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by the Company’s auditors, Deloitte & Touche LLP, Independent Registered Chartered Accountants, as stated in their report appearing on page 34.

(signed)	(signed)

DAN BRAZIER	MARK OLEKSIW, CA
President and Chief Executive Officer	Chief Financial Officer
Toronto, Ontario, February 22, 2008

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF DRAXIS HEALTH INC.

We have audited the internal control over financial reporting of DRAXIS Health Inc. and subsidiaries (the “Company”) as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated February 22, 2008 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences referring to changes in accounting principles.

(signed)

DELOITTE & TOUCHE LLP
Montreal, Québec, February 22, 2008

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF DRAXIS HEALTH INC.

We have audited the accompanying consolidated balance sheets of DRAXIS Health Inc. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of DRAXIS Health Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(signed)

DELOITTE & TOUCHE LLP
Montreal, Québec, February 22, 2008

COMMENTS BY THE INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2(g) and Note 3 to the consolidated financial statements. Our report to the Shareholders and the Board of Directors, dated February 22, 2008, is expressed in accordance with Canadian reporting standards which do not require reference to such changes in accounting principles in the Report of Independent Registered Chartered Accountants when the changes are properly accounted for and adequately disclosed in the financial statements.

(signed)

DELOITTE & TOUCHE LLP
Montreal, Québec, February 22, 2008

Consolidated Statements of Operations

(in thousands of U.S. dollars, except share related data)

Years ended December 31	2007	2006	2005
REVENUES
Product sales	$76,072	$83,545	$72,989
Royalty and licensing (Note 13)	2,788	5,422	6,444
	78,860	88,967	79,433
EXPENSES
Cost of goods sold, excluding depreciation and amortization	49,618	47,083	46,836
Selling, general and administration	18,807	19,425	16,185
Research and development	2,446	2,372	2,103
Depreciation and amortization	5,841	5,135	4,545
	76,712	74,015	69,669
Operating income	2,148	14,952	9,764
Financial income (expense), net (Note 4)	870	347	(29)
Foreign exchange (loss) gain	(1,716)	282	(398)
Income before income taxes	1,302	15,581	9,337
Income tax (recovery) expense (Note 5)	(356)	4,034	1,553
Net income	$1,658	$11,547	$7,784

Basic earnings per share (Note 6)	$0.04	$0.28	$0.19

Diluted earnings per share (Note 6)	$0.04	$0.28	$0.18

See the accompanying notes to the Consolidated Financial Statements

Approved by the Board

(signed)	(signed)

BRIAN KING	SAMUEL SARICK
Director	Director

Consolidated Balance Sheets

(in thousands of U.S. dollars, except share related data)

As at December 31	2007	2006
ASSETS
Current assets
Cash and cash equivalents	$24,796	$21,446
Restricted cash (Note 7)	1,326	—
Accounts receivable (Note 8)	18,059	20,683
Inventories (Note 9)	9,620	7,590
Prepaid expenses	1,358	735
Deferred income taxes, net (Note 5)	4,119	3,179
Total current assets	59,278	53,633

Accounts receivable, long term (Note 8)	2,514	—
Property, plant and equipment, net (Note 10)	58,494	46,292
Goodwill	885	753
Intangible assets, net (Note 11)	240	318
Other assets	310	407
Deferred income taxes, net (Note 5)	6,213	4,559
Total assets	$127,934	$105,962

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 12)	$11,904	$10,940
Current portion of deferred revenues (Note 13)	411	329
Customer deposits	385	576
Total current liabilities	12,700	11,845

Other liabilities (Note 15)	164	990
Deferred revenues (Note 13)	594	712
Customer financing (Note 16)	3,135	—
Total liabilities	16,593	13,547

Commitments and contingencies (Note 20)

SHAREHOLDERS’ EQUITY
Common stock, without par value of unlimited number of shares authorized, 42,062,538 and 41,522,138 issued and outstanding at December 31, 2007 and 2006, respectively	79,814	77,749
Additional paid-in capital	15,984	15,475
Deficit	(6,576)	(8,234)
Accumulated other comprehensive income	22,119	7,425
Total shareholders’ equity	111,341	92,415
Total liabilities and shareholders’ equity	$127,934	$105,962

See the accompanying notes to the Consolidated Financial Statements

Consolidated Statements of Changes in Equity and Comprehensive Income (Loss)

(in thousands of U.S. dollars, except share related data)

Years ended December 31	2007	2006	2005
COMMON STOCK (NUMBER OF SHARES)
Balance, beginning of year	41,522,138	41,588,005	41,015,326
Exercise of options	670,500	647,333	648,279
Repurchased for cancellation	(130,100)	(713,200)	(75,600)
Balance, end of year	42,062,538	41,522,138	41,588,005
COMMON STOCK
Balance, beginning of year	$77,749	$77,313	$75,840
Exercise of options	2,058	1,934	1,628
Fair values of options exercised	325	—	—
Repurchased for cancellation	(318)	(1,498)	(155)
Balance, end of year	$79,814	$77,749	$77,313
ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year	$15,475	$15,370	$15,546
Stock-based compensation	1,202	968	—
Fair values of options exercised	(325)	—	—
Expired warrants	—	916	—
Common shares purchased for cancellation (Note (17(b))	(368)	(1,779)	(176)
Balance, end of year	$15,984	$15,475	$15,370
WARRANTS
Balance, beginning of year	$—	$916	$916
Expiry of warrants (Note 17(a))	—	(916)	—
Balance, end of year	$—	$—	$916
DEFICIT
Balance, beginning of year	$(8,234)	$(19,781)	$(27,565)
Net income	1,658	11,547	7,784
Balance, end of year	$(6,576)	$(8,234)	$(19,781)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of year	$7,425	$7,810	$5,183
Other comprehensive income (loss)	14,694	(385)	2,627
Balance, end of year	22,119	7,425	7,810
Total shareholders’ equity	$111,341	$92,415	$81,628
Comprehensive Income (Loss)
Foreign currency translation adjustments	$14,694	$(385)	$2,627
Net income	1,658	11,547	7,784
Total comprehensive income	$16,352	$11,162	$10,411

See the accompanying notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

Years ended December 31	2007	2006	2005
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income	$1,658	$11,547	$7,784
Adjustments to reconcile net income to net cash from (used in) operating activities
Amortization of deferred revenues	(120)	(3,301)	(3,701)
Depreciation and amortization	5,841	5,135	4,545
Stock-based compensation	1,202	968	—
Deferred income taxes	(1,316)	3,227	765
Foreign exchange	1,326	(282)	398
Deferred share unit (recovery) expense (Note 18(b))	(383)	245	(117)
Other	648	417	378
Changes in operating assets and liabilities
Accounts receivable	6,825	(4,615)	(1,903)
Accounts receivable, long term	(2,514)	—	—
Proceeds from customer financing used in operations	1,535	—	—
Inventories	(692)	44	2,786
Prepaid expenses	(359)	279	(263)
Accounts payable and accrued liabilities	(233)	2,280	(1,648)
Other liabilities	(791)	682	308
Current portion of deferred revenues	(76)	(176)	385
Net cash from (used in) operating activities	12,551	16,450	9,717
CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(10,325)	(5,656)	(4,619)
Increase in receivables related to property, plant and equipment	(1,543)	—	—
Increase in intangible assets	(200)	(359)	(185)
Restricted cash	(1,326)	—	424
Proceeds from disposition of property, plant and equipment	—	22	—
Net cash from (used in) investing activities	(13,394)	(5,993)	(4,380)
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
Proceeds from customer financing	3,135	—	—
Proceeds from customer financing used in operations	(1,535)	—	—
Decrease in customer deposits, net	(74)	(73)	(2)
Exercise of options	2,058	1,934	1,628
Common shares purchased for cancellation	(686)	(3,277)	(331)
Net cash from (used in) financing activities	2,898	(1,416)	1,295
Effect of foreign exchange rate changes on cash and cash equivalents	1,295	15	(168)
Net increase in cash and cash equivalents	3,350	9,056	6,464
Cash and cash equivalents, beginning of year	21,446	12,390	5,926
Cash and cash equivalents, end of year	$24,796	$21,446	$12,390

Additional Information
Interest paid	$—	$—	$—
Income taxes paid	$810	$561	$804

See the accompanying notes to the Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005 (in thousands of U.S. dollars, except share related data)

NOTE 1. NATURE OF OPERATIONS

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

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of Presentation

The Company has prepared these Consolidated Financial Statements in U.S. dollars and in accordance with generally accepted accounting principles (“GAAP”) in the U.S.

(b)   Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiary companies.  All intercompany transactions and balances are eliminated on consolidation.

(c)   Use of Estimates

The preparation of the Company’s Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions are required when accounting for items and matters such as asset impairments, allowance for uncollectible accounts receivable, inventory obsolescence, warranties and provisions, depreciation and amortization, deferred and current income taxes, stock-based compensation and contingencies.

(d)   Reporting Currency and Foreign Currency Translation

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

(e)   Revenue Recognition

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

(f)    Research and Development

In accordance with SFAS No. 2, Accounting for Research and Development Costs, R&D costs are expensed in the period in which they are incurred. Acquired R&D having no alternative future use is written off at the time of acquisition. The cost of intangibles that are purchased from others for a particular R&D project that have no alternative future use is written off at the time of acquisition.

(g)   Stock-Based Compensation

In December 2004, the Financial Accounting Standard Board (“FASB”) published SFAS No. 123R, Share-Based Payments. SFAS No. 123R amends SFAS No. 123, Stock-Based Compensation issued in 1995 and supersedes Accounting Principles Board Opinion (“APB”) No. 25 issued in 1972. Beginning on January 1, 2006, the Company applied SFAS No. 123R using a modified version of the prospective application for the stock options granted. The financial statements of prior interim periods and fiscal years do not reflect any restated amounts. Stock options are granted to employees and directors at exercise prices equal to the fair market value of the Company’s stock at the dates of grant. Stock options generally vest equally over three or seven years and have a term of five or ten years. Under the transition method, Compensation expense is generally recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). Compensation cost is recognized beginning on the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123R for either recognition or pro forma disclosures. The expenses recorded in selling, general and administration (“SG&A”) and recognized for the years ended December 31, 2007 and 2006 were $1,202 and $968, respectively.

If this change in accounting policy had been applied to the fiscal year 2005, the Company’s net income, basic income per share and diluted income per share for the years ended December 31, 2005 would have been reduced on a pro forma basis as follows:

2005

Net income, as reported	$7,784
Pro forma impact	(839)
Pro forma net income	$6,945

Basic earnings per share, as reported	$0.19
Pro forma impact per share	$(0.02)
Pro forma earnings per share — basic	$0.17
Pro forma earnings per share — diluted	$0.16

The estimated fair values of granted stock options for the years ended December 31, 2007, 2006 and 2005 using the Black-Scholes option-pricing model with the following weighted-average assumptions were as follows:

	2007	2006	2005

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	41%	47%	58%
Risk-free interest rate	4.0%	3.9%	3.6%
Expected option life	5 years	5 years	6 years
Fair value per option granted	$2.36	$1.99	$2.74

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable and which significantly differ from the Company’s stock option awards. In addition, option-pricing models require the input of highly subjective assumptions including the expected price volatility. The Company uses expected volatility rates that are based on historical volatility rates trended into future years. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(h)   Income Taxes

The liability method of accounting for income taxes is used in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

The Canadian Federal and Quebec Provincial governments offer a tax incentive to companies performing R&D activities in Canada. The federal tax incentive is calculated based on predetermined rates, considers eligible R&D expenditures and can be used to reduce federal income taxes in Canada otherwise payable. Such credits, if not used in the year earned, can be carried forward for a period of 20 years. The Quebec Provincial government offers a similar incentive, except that it is receivable in cash instead of a credit used to reduce taxes otherwise payable. The cash credit is awarded regardless of whether or not there are Quebec Provincial taxes payable. These investment tax credits are recorded as a reduction of the income tax expense.

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

(k)   Inventories

Inventories comprise raw materials, work-in-process and finished goods. Raw materials are valued at the lower of standard cost and replacement cost. Standard cost approximates actual cost, computed on a first-in, first-out basis. Work-in-process is valued at the lower of standard cost and net realizable value and includes material, direct labor and related manufacturing overhead costs. Finished goods are valued at the lower of cost computed on a first-in, first-out basis, and net realizable value, and include all related manufacturing, packaging and overhead costs. Provisions for inventory obsolescence are charged against income when it is determined that the inventory item does not meet the defined quality or regulatory requirements for sale or is obsolete.

(l)    Property, Plant and Equipment

Property, plant and equipment are reported at cost, less accumulated depreciation. The Company provides for depreciation using the following methods and applying rates to amortize the cost over the estimated useful life of the assets:

Building	straight-line over 25 years
Equipment	20%—30% declining balance and straight-line over 5—10 years
Computer software	straight-line over 7 years

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

(n)   Intangible Assets

Acquired intangible assets that do not have regulatory approval and for which there are no alternative uses are expensed as acquired in-process R&D, and those that have regulatory approval are capitalized. Amortization of intangibles assets commence when its associated products are launched into the market for commercial use.

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

(p)   Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company is required to adopt the provisions of SFAS No. 159, effective January 1, 2008. The Company does not anticipate that the election, if any, of this fair-value option will have a material effect on the Consolidated Financial Statements.

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements. This statement provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. The Company is required to adopt the provisions of SFAS No. 157, effective January 1, 2008. The Company does not believe that its adoption will have a material impact on the Company’s Consolidated Financial Statements.

NOTE 3. CHANGE IN ACCOUNTING POLICY

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 prescribes a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on de-recognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition matters.

The adoption of FIN 48 did not impact the Company’s consolidated financial position, results of operations or cash flows.

The Company’s policy is to recognize interest related to unrecognized tax benefits and penalties as financial expense. There were no interest or penalties accrued at December 31, 2007.

As at January 1, 2007, the Company had provided $1.0 million of valuation allowance in the deferred tax asset accounts with respect to the tax filing position taken related to the disposition of assets in prior years. The uncertainty arises from the fact that the tax treatment taken is subject to interpretation and it was more likely than not at the time of filing that the position would be successfully challenged by the taxation authorities. If the filing position is accepted by the taxation authorities, the provision would be reversed into income as a reduction in deferred income tax expense in the year of acceptance. The Company expects this matter to be resolved during 2008. The Company has not recorded any increases and decreases in unrecognized tax benefits as a result of tax positions taken during the current period.

There are no other known items of a material nature with respect to uncertainty in income taxes.

The Company and its subsidiaries’ income tax returns are subject to examination by tax authorities in the various jurisdictions where they are filed. Income tax returns for the year ended December 31, 2007 will be filed during the first six months of 2008.

NOTE 4. FINANCIAL INCOME (EXPENSE)

	2007	2006	2005
Interest income	$939	$521	$107
Interest expense and financial charges	(69)	(174)	(136)
	$870	$347	$(29)

NOTE 5. INCOME TAXES

	2007	2006	2005
The components of income tax (recovery) expense are as follows:
Current	$778	$807	$788
Deferred	(1,134)	3,227	765
	$(356)	$4,034	$1,553

The reported income tax expense differs from the expected amount calculated by applying the Company’s Canadian combined federal and provincial tax rate to income before income tax expense. The reasons for this difference and the related tax effects are as follows:

	2007	2006	2005
Income before income taxes — primarily from the Canadian operations	$1,302	$15,581	$9,337
Canadian combined federal and provincial tax rate	32.0%	32.4%	32.4%
Expected income tax expense	$417	$5,048	$3,026
Increase (decrease) resulting from:
Foreign tax rate differences	94	114	111
Effects on deferred income taxes from reduction in income tax rates	165	200	—
Reversal of deferred income tax liability due to tax planning initiatives	(529)	(871)	—
Recognition of previously unrecognized tax loss carryforwards	—	—	(876)
Goodwill and other amortization	—	—	111
Investment tax credits	(731)	(827)	(642)
Non-taxable capital gains related to milestones	(156)	(63)	(264)
Other, mainly non-deductible stock-based compensation costs	384	433	87
	($356)	$4,034	$1,553

Deferred income tax assets have been provided as follows:

	2007	2006	2005
Loss carryforwards and undeducted R&D expenses	$7,569	$8,166	$10,953
Investment tax credits	1,982	1,158	1,028
Expenses not currently deductible for tax purposes	1,110	775	468
Deferred revenue	745	782	923
Share issuance costs	138	237	487
Net book value in excess of tax value of property, plant and equipment	—	(1,152)	(497)
Net tax value in excess of book value of property, plant and equipment	1,371	—	—
Tax value of intangible assets in excess of net book value	424	747	643
Total deferred tax assets	13,339	10,713	14,005
Valuation allowance	(3,007)	(2,975)	(2,788)
Net deferred tax assets	$10,332	$7,738	$11,217
Deferred income tax assets are classified as follows:
Current	$4,119	$3,179	$2,750
Non-current	6,213	4,559	8,467
	$10,332	$7,738	$11,217

At December 31, 2007, the Company has accumulated tax losses of $11,685 available for federal purposes and $8,306 for provincial purposes in Canada, which expire from 2008 to 2015. In addition, the Company has $8,678 of undeducted scientific research and experimental development expenditures in Canada as well as $6,727 in Québec, which have no expiry. The Company also has $2,841 of unclaimed Canadian investment tax credits, which expire from 2012 to 2027. These losses, undeducted scientific research and experimental development expenditures and investment tax credits can be used to offset future years’ taxes payable.

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

NOTE 6. EARNINGS PER SHARE

Basic earnings per common share is calculated by dividing the net income by the weighted-average number of the Company’s common shares outstanding during the period. Diluted earnings per common share is calculated by dividing the net income by the sum of the weighted-average number of common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of warrants and stock options. The calculation of diluted earnings per common share excludes any potential conversion of warrants and options that would increase earnings per share.

The following table sets forth the computation of basic and diluted income per share for the years ended December 31:

	2007	2006	2005
Numerator:
Net income	$1,658	$11,547	$7,784
Denominator:
Weighted-average number of common shares outstanding — basic	41,955,989	41,592,507	41,471,798
Weighted-average effect of dilutive securities:
Stock options	140,261	83,175	893,984
Weighted-average number of common shares outstanding — diluted	42,096,250	41,675,682	42,365,782

Basic earnings per share	$0.04	$0.28	$0.19
Diluted earnings per share	$0.04	$0.28	$0.18

NOTE 7. RESTRICTED CASH

An interest-bearing compensating balance of $1,326 was provided to our third party payroll service provider to guarantee payroll disbursements.

NOTE 8. ACCOUNTS RECEIVABLE

	2007	2006
Trade	$18,297	$20,686
Allowance for doubtful accounts	(238)	(454)
Income taxes and R&D tax credits	—	451
	$18,059	$20,683

Long-term receivables relate to a major customer sales contract and will bear interest per terms of the agreement, which is not less than market rate, and which are repayable beginning in 2009 as commercial production commences.

NOTE 9. INVENTORIES

	2007	2006
Raw materials	$4,707	$3,682
Work-in-process	1,330	1,094
Finished goods	3,583	2,814
	$9,620	$7,590

NOTE 10. PROPERTY, PLANT AND EQUIPMENT

	2007	2006
Land	$2,834	$2,419
Building	20,897	17,393
Computer software	7,774	3,794
Equipment	49,286	41,930
Assets under construction	9,147	4,689
	89,938	70,225
Accumulated depreciation	(31,444)	(23,933)
	$58,494	$46,292

Depreciation of property, plant and equipment was $5,696, $4,860 and $4,200, for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 11. INTANGIBLE ASSETS

			2007
		Accumulated	Net Book
	Cost	Amortization	Value
Patents and trademarks	$536	$536	$—
Licenses	2,582	2,342	240
Other	252	252	—
	$3,370	$3,130	$240
			2006
		Accumulated	Net Book
	Cost	Amortization	Value
Patents and trademarks	$457	$434	$23
Licenses	2,173	1,889	284
Other	215	204	11
	$2,845	$2,527	$318

Amortization of intangible assets was $145, $275 and $345, for the years ended December 31, 2007, 2006 and 2005, respectively. The aggregate amortization for each of the five succeeding fiscal years are as follows: 2008 - $24; 2009 - $24; 2010 - $24; 2011 - $24; 2012 - $24.

NOTE 12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2007	2006
Trade	$6,575	$4,688
Accrued liabilities	2,313	905
Employee-related items	3,016	5,347
	$11,904	$10,940

NOTE 13. DEFERRED REVENUES

					2007
				Less:
	Deferred	Accumulated		Current	Long-
	Revenues	Amortization	Net	Portion	Term
Anipryl®	$29,893	$(29,180)	$713	$119	$594
Other	292	—	292	292	—
	$30,185	$(29,180)	$1,005	$411	$594
					2006
				Less:
	Deferred	Accumulated		Current	Long-
	Revenues	Amortization	Net	Portion	Term
Anipryl®	$29,893	$(29,067)	$826	$114	$712
Other	215	—	215	215	—
	$30,108	$(29,067)	$1,041	$329	$712

Amortization of deferred revenues totalled $120, $3,301 and $3,701 for the years ended December 31, 2007, 2006, and 2005, respectively.

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

NOTE 14. CREDIT FACILITIES

The Company chose not to renew its credit facilities upon their scheduled expiration date in June 2007. The Company plans to explore new credit facility arrangements in conjunction with new business opportunities. The Company believes that its current cash position and cash flows are sufficient to meet the Company’s business needs.

NOTE 15. OTHER LIABILITIES

Other liabilities comprise the following:

(a)          In 2005, in connection with the discontinuance of the brachytherapy product line, the Company recorded in SG&A expenses an amount of $457, of which $252 is payable in quarterly installments of $19, with the first payment due on April 30, 2006 and the final payment due on January 31, 2010.

(b)          Incentive plans which provide for cash payments to be made in the future to eligible participants are based on achievement of certain targets within the year.

NOTE 16. CUSTOMER FINANCING

During 2007, the Company received $3.1 million in U.S. dollar-denominated customer financing related to capital installation activities and technical transfer fees under the Company’s new contract with a major customer. The customer financing will be drawn down as commercial batches are produced under the contract. The customer financing will be secured by the specific capital installations made in preparation for this contract.

NOTE 17. SHAREHOLDERS’ EQUITY

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

The Company received approval from the TSX on December 18, 2006 to renew its Normal Course Issuer Bid (the “2006 Issuer Bid”). DRAXIS was authorized to repurchase up to 3,397,011 of its common shares, which represented 10% of the 33,970,112 common shares in the public float as of December 14, 2006, beginning on December 20, 2006 and until December 19, 2007 or until such earlier date when the Company purchases the maximum allowable number of shares or elects to terminate the bid. All shares purchased will be acquired through the facilities of the TSX and will be cancelled.

No shares were purchased in 2006 in accordance with the 2006 Issuer Bid. During 2007, 130,100 shares were purchased and cancelled in accordance with the 2006 Issuer Bid at an average price of $5.27 for total consideration of $686. The excess of $368 over the stated capital of the acquired shares was deducted from additional paid-in capital.

DRAXIS has received approval from the TSX for its Normal Course Issuer Bid (the “2008 Issuer Bid”) to purchase up to 4,072,054 common shares, which represent approximately 10% of the 40,720,539 common shares in the public float as at January 14, 2008.

The 2008 Issuer Bid will end no later than January 20, 2009 or earlier if the Company purchases the maximum allowable number of shares. All shares will be purchased through the facilities of the TSX and will be cancelled.  Subject to any block purchases made in accordance with the rules of the TSX, the Company is subject to a daily repurchase restriction of 23,084 common shares, which represents 25% of the average daily trading volume of the Company’s common shares for the six months ended December 31, 2007.

Any purchases made pursuant to the 2008 Issuer Bid will be made in accordance with the rules of the TSX and will be made at the market price of the common shares at the time of the acquisition.

NOTE 18. STOCK-BASED COMPENSATION PLANS

(a)   Stock Option Plan

On May 18, 2006, the shareholders approved a stock option plan referred to as the “2006 Stock Option Plan” to permit the Board of Directors to grant options to purchase common shares to directors, officers and employees of the Company and subsidiaries in order to encourage these persons to work towards and participate in the growth and development of the Company and its subsidiaries. The Board of Directors determines the exercise price per common share; the number of options for common shares that may be allotted to each designated director, officer or employee; the period during which any option may be exercised; and all the terms and conditions of the option in accordance with the applicable requirements of any relevant regulatory authority or stock exchange. The options are exercisable for a period not exceeding ten years from the date of the grant, and generally, options vest one-third on each of the first, second and third anniversaries of the date of grant. The maximum number of options for issuance under the 2006 Stock Option Plan is 1,500,000.

On February 3, 1988 and amended on June 27, 2001, the shareholders approved a stock option plan referred to as “Stock Option Plan of DRAXIS Health Inc.” to permit the Board of Directors to grant options to purchase common shares to directors, officers, employees and arm’s length consultants of the Company and its subsidiaries, so as to link corporate compensation to enhanced shareholder value. The Board of Directors determines the price per common share; the number of options for common shares that may be allotted to each designated director, officer, employee or arm’s length consultant; the period during which any option may be exercised; and all the terms and conditions of the option in accordance with the applicable requirements of any relevant regulatory authority or stock exchange. The options are exercisable for a period not exceeding 10 years from the date of the grant and generally options vest one-third on each of the first, second and third anniversaries of the date of grant. The maximum number of options for issuance under the Stock Option Plan of DRAXIS Health Inc. is 7,500,000. No additional options are available for granting under this plan since the 2006 Stock Option Plan was adopted on May 18, 2006.

The Company has adopted a guideline limiting the aggregate number of common shares that can be issued at any point in time, through the exercise of options, to 13% of the Company’s outstanding common shares. As at December 31, 2007, the aggregate number of shares issuable pursuant to outstanding options represented 4.5% (2006 — 5.4%) of the outstanding common shares.

The following is a summary of the number of common shares issuable pursuant to outstanding stock options:

			Outstanding
	2007	2006	2005

Balance, beginning of year	2,257,995	2,652,620	2,753,232
Increase (decrease) resulting from:
Granted	420,000	330,000	565,000
Exercised	(670,500)	(647,333)	(648,279)
Cancelled	(131,667)	(26,667)	(17,333)
Expired	—	(50,625)	—
Balance, end of year	1,875,828	2,257,995	2,652,620

Exercisable at December 31	913,328	1,310,495	1,501,898

As of December 31:
Remaining unrecognized compensation cost related to non-vested stock options	$1,408	$1,708	$2,014
Weighted-average remaining requisite service period	1.7 years	1.9 years	2.8 years

Weighted-average exercise price of options:
Outstanding, end of year	CDN$4.76	CDN$4.23	CDN$3.94
Exercisable, end of year	CDN$5.21	CDN$4.30	CDN$3.65
Granted	CDN$5.69	CDN$5.06	CDN$5.79
Exercised	CDN$3.49	CDN$3.41	CDN$3.07
Cancelled	CDN$5.17	CDN$6.20	CDN$5.06
Expired	—	CDN$3.33	—

The following table summarizes information about stock options outstanding at December 31, 2007:

			Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value ($000’s)	Number Exercisable	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value ($000’s)
CDN$2.01—$2.50	355,001	5.47	CDN$2.36	CDN$1,403	5,001	0.62	CDN$2.30	CDN$20
CDN$2.51—$3.00	37,500	5.62	CDN$2.63	CDN$138	—	—	—	—
CDN$3.01—$3.50	15,000	0.84	CDN$3.25	CDN$46	15,000	0.84	CDN$3.25	CDN$46
CDN$3.51—$4.00	—	—	—	—	—	—	—	—
CDN$4.01—$4.50	125,000	1.00	CDN$4.30	CDN$251	125,000	1.00	CDN$4.30	CDN$251
CDN$4.51—$5.00	130,000	1.61	CDN$4.70	CDN$209	130,000	1.61	CDN$4.70	CDN$209
CDN$5.01—$6.65	1,213,327	3.64	CDN$5.58	CDN$895	638,327	2.67	CDN$5.52	CDN$507
	1,875,828	3.70	CDN$4.76	CDN$2,942	913,328	2.26	CDN$5.21	CDN$1,034

(b)   Deferred Share Unit Plan

Under the Company’s Deferred Share Unit Plan, members of senior management can elect to receive up to 20% of base salary and up to 100% of any bonus payable in respect of that year in deferred share units (“DSUs”) in lieu of cash compensation. An election must be made by December 1 of each year in respect of base salary and bonus for the following year. The elected amount is converted to a number of DSUs equal to the elected amount divided by the closing price of the common shares on the TSX or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year. Participants are not entitled to redeem any DSUs until cessation of employment with the Company for any reason. The value of each DSU redeemable by the participants will be equivalent to the market value of a common share at the time of redemption. The DSUs must be redeemed no later than the end of the first calendar year commencing after the date of cessation of employment. The DSU liability is re-measured at the end of each reporting period based on the market price of the Company’s common stock. The net increase or decrease in the value of the DSUs is recorded as compensation cost included in SG&A expense.

The following summarizes the number of DSUs issued and outstanding and their impact on SG&A:

	2007	2006	2005
Balance, beginning of year	230,447	199,868	190,313
Issued	—	30,579	9,555
Cancelled	(429)	—	—
Balance, end of year	230,018	230,447	199,868

DSU (recovery) expense	$(383)	$245	$(117)

NOTE 19. SEGMENTED INFORMATION AND MAJOR CUSTOMERS

Industry Segmentation

For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income. The segments are identified as reporting segments based on the distinct management teams, customer base, production process and regulatory requirements of each. The Corporate and Other segment includes revenues earned via royalties and milestones, inter-segment eliminations and corporate expenses. The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the significant accounting policies.

Years ended December 31	2007	2006	2005
PRODUCT SALES REVENUES
Radiopharmaceuticals	$23,216	$21,508	$19,290
Manufacturing	54,926	64,731	54,743
Corporate and Other	(2,070)	(2,694)	(1,044)
	$76,072	$83,545	$72,989
ROYALTY AND LICENSING REVENUES
Radiopharmaceuticals	$—	$(3)	$9
Manufacturing	—	—	—
Corporate and Other	2,788	5,425	6,435
	$2,788	$5,422	$6,444
TOTAL REVENUES
Radiopharmaceuticals	$23,216	$21,505	$19,299
Manufacturing	54,926	64,731	54,743
Corporate and Other	718	2,731	5,391
	$78,860	$88,967	$79,433
PRODUCT GROSS MARGIN
Radiopharmaceuticals	$12,976	$13,433	$11,593
Manufacturing	13,390 (1)	23,215	14,628
Corporate and Other	88	(186)	(68)
	$26,454	$36,462	$26,153
SELLING, GENERAL AND ADMINISTRATION EXPENSE
Radiopharmaceuticals	$5,382	$4,380	$4,660
Manufacturing	6,362	6,487	5,086
Corporate and Other(2)	7,063	8,558	6,439
	$18,807	$19,425	$16,185
RESEARCH AND DEVELOPMENT EXPENSE
Radiopharmaceuticals	$2,446	$2,372	$2,103
Manufacturing	—	—	—
Corporate and Other	—	—	—
	$2,446	$2,372	$2,103
SEGMENT INCOME (LOSS)(3)
Radiopharmaceuticals	$5,148	$6,678	$4,839
Manufacturing	7,028	16,728	9,542
Corporate and Other	(4,187)	(3,319)	(72)
	$7,989	$20,087	$14,309

DEPRECIATION AND AMORTIZATION
Radiopharmaceuticals	$1,096	$1,110	$1,047
Manufacturing	4,390	3,688	3,105
Corporate and Other	355	337	393
	$5,841	$5,135	$4,545
OPERATING INCOME (LOSS)(4)
Radiopharmaceuticals	$4,052	$5,568	$3,792
Manufacturing	2,638	13,040	6,437
Corporate and Other	(4,542)	(3,656)	(465)
	$2,148	$14,952	$9,764

Identifiable Assets

	2007	2006	2005
Radiopharmaceuticals	$19,560	$15,332	$12,340
Manufacturing	68,117	54,162	52,664
Corporate and Other	40,257	36,468	30,816
	$127,934	$105,962	$95,820

Geographic Segmentation

	2007	2006	2005
REVENUES(5)
Canada	$36,061	$39,891	$39,026
United States	40,336	47,900	39,612
Other	2,463	1,176	795
	$78,860	$88,967	$79,433

(1) Includes $517 of insurance proceeds related to a business interruption claim filed resulting from equipment damage during the 2005 shutdown period.

(2) Stock-based compensation expense was recorded in SG&A expense of $1,202 in 2007 (2006 — $968; 2005 — $nil).

(3) Income (loss) before depreciation and amortization, financial income (expense), foreign exchange (loss) gain and income taxes.

(4) Income (loss) before financial income (expense), foreign exchange (loss) gain and income taxes.

(5) Revenues are attributable to countries based upon the location of the customer.

Long-Lived Assets

Substantially all of the Company’s property, plant and equipment, goodwill and intangible assets are located in Canada. Goodwill is recorded within the radiopharmaceutical segment.

Expenditures for Property, Plant and Equipment	2007	2006	2005
Radiopharmaceuticals	$1,243	$1,434	$461
Manufacturing	9,063	4,222	4,119
Corporate and Other	19	—	39
	$10,325	$5,656	$4,619

Product Sales Revenues By Major Product Groups	2007	2006	2005
Radiopharmaceuticals	$23,216	$21,508	$19,290
Manufacturing – Sterile	38,620	51,529	41,488
Manufacturing – Non Sterile	16,306	13,202	13,255
Corporate and Other	686	295	499
Inter-segment eliminations	(2,756)	(2,989)	(1,543)
	$76,072	$83,545	$72,989

Major Customers	2007	2006	2005
Customer A – Manufacturing	15.0%	23.0%	23.0%
Customer B – Manufacturing	19.0%	23.0%	22.0%
Customer C – Manufacturing	11.0%	10.0%	13.0%
Customer D – Radiopharmaceuticals	10.0%	9.0%	9.0%
	55.0%	65.0%	67.0%

NOTE 20. COMMITMENTS AND CONTINGENCIES

Operating Leases and Service Contracts

The operating leases relate to the rental of warehousing and parking facilities. Service contracts relate to a portion of information services outsourced to a third party.

The Company is committed under various contractual commitments requiring minimum annual payments as follows:

		Payment due by end of:
	Total	2008	2009	2010	2011	2012	Thereafter
Contractual Obligations
Operating leases	3,955	399	595	570	566	566	1,259
Service contracts	1,339	591	358	193	124	60	13
Total contractual obligations	5,294	990	953	763	690	626	1,272

All contractual obligations related to 2007 and 2006 were fully paid as of December 31, 2007 and December 31, 2006, respectively.

Legal Proceedings

From time to time, the Company becomes involved in legal proceedings and claims that arise in the ordinary course of business.

The Company considers that the ultimate liability with respect to any known actions will not materially affect the business, financial position, results of operations or cash flows of the Company.

On July 22, 2005, the Company announced that, together with other defendants, it had received a Statement of Claim filed before the Superior Court of Justice of Ontario wherein the plaintiff alleges that Permax®, a drug that the Company distributed in Canada for a third-party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling.” The plaintiff is seeking to have this action certified as a class action.  The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification.  Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, the Canadian pharmaceutical sales and marketing division of the Company. In July 2003, the Company completed the divestiture of the DRAXIS Pharmaceutica division to Shire. No provisions have been taken pursuant to this claim.

On February 29, 2008, the plaintiff served an Amended Statement of Claim and a Motion Record in support of the plaintiff’s motion for certification of this action as a class proceeding.  It is anticipated that a class proceedings judge will be assigned to this action on March 20, 2008, and that the assigned class proceedings judge will set a schedule for completion of the remaining pre-certification steps and for the certification motion.

NOTE 21. RELATED PARTY TRANSACTIONS

Significant related party transactions and balances in the accompanying financial statements are as follows:

	2007	2006	2005
Rent paid to a company jointly controlled by a member of the Board of Directors included in SG&A expenses	$131	$127	$123

The aforementioned transaction is in the normal course of operations, is measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, and has been fully paid as of the balance sheet dates.

NOTE 22. FINANCIAL INSTRUMENTS

Fair Value

The fair values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their carrying values because of the short-term maturity of those instruments. The Company is not party to any derivative instruments. The carrying amount of our long-term accounts receivable and long-term customer financing approximates its fair value as the effective interest rate for this receivable and customer financing is comparable to market rates at December 31, 2007 for similar issuances.

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

NOTE 23. COMPARATIVE INFORMATION

The Company has reclassified certain prior years’ information to conform with the current year’s presentation.